



03029620

corporación geo, s.a. de c.v.

27-Aug-03

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549

Re: Corporaciòn GEO, S.A de C.V. Exemption No. 82-3870

Dear Sirs:

Enclosed is a package of information submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Corporacion GEO, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-3870.

The information enclosed consists of the following:

- (i) 2001 and 2002 Annual Reports.
- (ii) 2002 and 2003 up to date Trimester Reports.
- (iii) 2002 and 2003 up to date Press Releases.
- (iv) 2001 and 2002 Best Corporative Practices Codes.
- (v) 2002 Ordinary Assembly Invitation, Proxy Format, and Resume.
- (vi) 2003 Ordinary and Extraordinary Assembly Invitation, Proxy Format and Resume. statutes
- (vii) Consolidated Financial Statements for the Years Ended December 31, 2002 and 2001 and Independent Auditors' Report.
- (viii) Corporacion Geo Statutes.
- (ix) 2001 and 2002 BMV Annual Report.
- (x) 2002 and 2003 up to date Corporacion Geo investor's presentations.
- (xi) 2002 and 2003 up to date Corporacion Geo's Debt Analysis.
- (xii) Euro-Comercial Paper Program Information Memorandum.
- (xiii) Medium Term Note Information Memorandum.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Sincerely,

Iván Vela Sarmiento
Director of Finance and Capital Markets
Corporacion Geo S.A. de C.V.

dlw 9/29



corporación geo, s.a. de c.v.

27-Aug-03

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549

Re: Corporacion GEO, S.A de C.V. Exemption No. 82-3870

Dear Sirs:

Enclosed is a package of information submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Corporacion GEO, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-3870.

The information enclosed consists of the following:

- (i) 2001 and 2002 Annual Reports.
- (ii) 2002 and 2003 up to date Trimester Reports.
- (iii) 2002 and 2003 up to date Press Releases.
- (iv) 2001 and 2002 Best Corporative Practices Codes.
- (v) 2002 Ordinary Assembly Invitation, Proxy Format, and Resume.
- (vi) 2003 Ordinary and Extraordinary Assembly Invitation, Proxy Format and Resume. statutes
- (vii) Consolidated Financial Statements for the Years Ended December 31, 2002 and 2001 and Independent Auditors' Report.
- (viii) Corporacion Geo Statutes.
- (ix) 2001 and 2002 BMV Annual Report.
- (x) 2002 and 2003 up to date Corporacion Geo investor's presentations.
- (xi) 2002 and 2003 up to date Corporacion Geo's Debt Analysis.
- (xii) Euro-Comercial Paper Program Information Memorandum.
- (xiii) Medium Term Note Information Memorandum.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Sincerely,

Iván Vela Sarmiento
Director of Finance and Capital Markets
Corporación Geo S.A. de C.V.

Information Memorandum



Corporación GEO, S.A. de C.V.

(Incorporated under the laws of the United Mexican States)

Issuer

U.S.$70,000,000

EURO-COMMERCIAL PAPER PROGRAM

Arranger and Lead Dealer


Standard Bank
London

Information Memorandum dated July 23, 2002
(valid for listing securities on the Luxembourg Stock Exchange for a period of twelve months from the date hereof)

For a description of certain factors relating to an investment in the Notes, see "Investment Considerations" beginning on page 9.

IMPORTANT NOTICE

This Information Memorandum contains summary information provided by Corporación GEO, S.A. de C.V. (the "Issuer"), a limited liability corporation (*sociedad anónima de capital variable*) organized under the laws of the United Mexican States ("Mexico"), in connection with a euro-commercial paper program (the "Program") under which the Issuer may issue and have outstanding, at any time, notes (the "Notes," which term, where the context so requires, shall include the Notes in global and definitive, registered form as herein described) denominated in U.S. dollars and in a minimum tradable amount of U.S.$10,000.00 and minimum denominations of U.S.$1,000.00 up to a maximum aggregate principal amount of U.S.$70,000,000. The Notes are and shall at all times be direct, unconditional, irrevocable, unsecured and unsubordinated obligations of the Issuer, ranking *pari passu* and ratably among themselves and equally with all other present and future unsecured and unsubordinated obligations of the Issuer (other than those preferred by any bankruptcy, insolvency, reorganization, suspension of payments, conciliation, liquidation or other similar laws of general application). GEO Baja California, S.A. de C.V., GEO D.F., S.A. de C.V., GEO Edificaciones, S.A. de C.V., GEO Guanajuato, S.A. de C.V., GEO Guerrero, S.A. de C.V., GEO Hogares Ideales, S.A. de C.V., GEO Laguna, S.A. de C.V., GEO Monterrey, S.A. de C.V., GEO Morelos, S.A. de C.V., GEO Puebla, S.A. de C.V., GEO Reynosa, S.A. de C.V., GEO Tampico, S.A. de C.V. and GEO Veracruz, S.A. de C.V. (each, a "Guarantor", and collectively, the "Guarantors"), each a limited liability corporation organized under the laws of Mexico, will unconditionally and irrevocably guarantee the due and punctual payment in U.S. dollars of all amounts due and payable in respect of the Notes pursuant to a guarantee (each, a "Guarantee" and collectively, the "Guarantees"). For a description of the terms and conditions of the Notes and the Guarantees, see "Form of Global Note". Each of the Guarantors is a wholly owned subsidiary of the Issuer. Notes will be issued in a series (each, a "Series"), with all Notes of each Series having the same issue date (each, an "Issue Date") and the same maturity date, and, except for the discount paid on original issuance, on terms otherwise identical. Each Series may be issued in one or more tranches (each, a "Tranche") on different Issue Dates. The Notes will mature no less than 30 days and no more than 360 days from their Issue Date, subject to all legal and regulatory requirements. The Notes shall be issued with or without coupons and may be issued at a discount. The Notes shall only be issued in registered form. The Issuer has appointed Standard Bank London Limited as arranger (the "Arranger") and as lead dealer (the "Lead Dealer" and together with any additional dealers that may from time to time be appointed by the Issuer, the "Dealers") for the Notes under the Program, and has authorized and requested the Dealers to circulate this Information Memorandum in connection therewith.

The Issuer has confirmed to the Arranger and the Dealers that (i) the information contained in this Information Memorandum is true, complete, correct and accurate in all material respects and is not misleading in any material respect, (ii) this Information Memorandum does not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements contained herein, in the light of the circumstances under which they were made, not misleading, and (iii) since December 31, 2001 there has been no material adverse change in the financial (or other) condition of the Issuer and its subsidiaries. The opinions and intentions expressed in this Information Memorandum with respect to the Issuer, the Guarantors, the Notes and the Guarantees are honestly held by the Issuer and the Guarantors, have been reached after considering all relevant circumstances and are based on reasonable assumptions. Accordingly, the Issuer and the Guarantors accept responsibility for the information contained in this Information Memorandum. The information provided herein under "Investment Considerations relating to Mexico" and "The Mexican Housing Industry" has been extracted, summarized or derived, from information contained in publicly available and other independent sources. The Issuer accepts responsibility that such information has been correctly extracted, summarized or derived, but the Issuer makes no representation as to its accuracy or completeness or that there has not occurred any event which would affect the accuracy or completeness thereof.

Potential purchasers should determine for themselves the relevance of the information contained in this Information Memorandum as supplemented from time to time and their decision to purchase any of the Notes should be based upon such investigation as they themselves deem necessary. This Information Memorandum should not be considered as a recommendation by any Dealer to purchase any of the Notes.

Neither the Arranger nor any Dealer has independently verified any of the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Arranger or any Dealer as to the accuracy or completeness of the information contained

in this Information Memorandum or any further information supplied in connection with the issuance of the Notes and the Guarantee. No person has been authorized by the Issuer, the Guarantors, the Arranger or any Dealer to give any information or to make any representation not contained in this Information Memorandum or any supplement hereto, and, if given or made, such information or representation must not be relied upon as having been authorized. Each person receiving this Information Memorandum acknowledges that such person has not relied on the Arranger or any Dealer in connection with its investigation of the accuracy of such information or its investment decision. Neither the Arranger nor any Dealer accepts any liability in relation to this Information Memorandum or its distribution or with regard to any other information subsequently supplied by or on behalf of the Issuer.

This Information Memorandum is not intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by the Issuer, the Arranger or any Dealer to any recipient of this Information Memorandum to purchase any of the Notes. Each investor contemplating a purchase of Notes is advised to make, and shall be deemed to have made, its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer and the Guarantors. This Information Memorandum does not constitute an offer or invitation by or on behalf of the Issuer, the Guarantors, the Arranger or any Dealer to any person to purchase any of the Notes.

Neither the delivery of this Information Memorandum nor any offers or sales made on the basis hereof shall under any circumstances create any implication that this Information Memorandum is correct at any time subsequent to the date hereof or that there has been (or not) any change in the financial condition or affairs of the Issuer or the Guarantors since the date hereof. Neither the Arranger nor any Dealer undertakes to review the financial condition or affairs of the Issuer or the Guarantors nor to advise any investor in the Notes of any information coming to its attention regarding the Issuer or the Guarantors on or after the date hereof.

Prospective investors are not to construe the contents of this Information Memorandum or any prior or subsequent communications from the Issuer, the Guarantors, the Arranger or any Dealer as legal, accounting, regulatory or tax advice. Each prospective investor in the Notes is advised to consult its own attorneys, accountants, business advisors and tax advisors as to legal, accounting, regulatory, tax and related matters concerning the offering of the Notes described herein and the consequences of purchasing, holding and disposing of the Notes.

The distribution of this Information Memorandum and the offer, sale or delivery of the Notes in certain jurisdictions may be restricted by law. This Information Memorandum does not, and is not intended to, constitute an offer of, or invitation by or on behalf of, the Issuer, the Guarantors, the Arranger or any Dealer to subscribe for or purchase any securities other than the Notes or of any Notes in any jurisdiction to any person to whom it is unlawful to make an offer or invitation in such jurisdiction. Persons into whose possession this Information Memorandum or any Notes may come should inform themselves about and observe any such restrictions. In particular, there are the restrictions on offers or sales of Notes and of distribution of this Information Memorandum and other information in relation to the Notes and the Guarantee in the United States, the United Kingdom and Mexico. See "Selling Restrictions." The Dealers have agreed with the Issuer to comply with such selling restrictions.

NEITHER NOTES NOR THE GUARANTEES HAVE BEEN NOR WILL THEY BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND ARE SUBJECT TO CERTAIN U.S. TAX LAW REQUIREMENTS. SUBJECT TO CERTAIN EXCEPTIONS, NOTES MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT).

The Notes may not lawfully be offered or sold to persons in the United Kingdom except in circumstances which do not result in a contravention of Section 19 of the Financial Services and Markets Act 2000 (the "FSMA"). This Information Memorandum may not be communicated to any person in the United Kingdom except in circumstances which do not result in a contravention of Section 21(1) of the FSMA.

The Notes have been approved for listing on the Luxembourg Stock Exchange. See "Listing and General Information". The Notes will not be rated.

The Issuer will, at the specified offices of the Issuing Agent in London, provide without charge to each person to whom a copy of this Information Memorandum has been delivered, upon the oral or written request of any such person, a copy of the Issuing and Paying Agency Agreement. Requests for such documents should be directed in writing or by telephone to the specified office of the Issuing Agent in London.

Neither the Arranger nor any of the Dealers nor any of their respective affiliates assumes any obligation to purchase any Notes or to make a market in the Notes, and no assurances can be given that a liquid market for the Notes will exist.

APPLICATION HAS BEEN MADE FOR REGISTRATION OF THE NOTES WITH THE SPECIAL SECTION (*SECCIÓN ESPECIAL*) OF THE NATIONAL REGISTRY OF SECURITIES (*REGISTRO NACIONAL DE VALORES*, THE "RNV") MAINTAINED BY THE MEXICAN BANKING AND SECURITIES COMMISSION (*COMISIÓN NACIONAL BANCARIA Y DE VALORES*, THE "CNBV"). REGISTRATION OF THE NOTES IN THE SPECIAL SECTION OF THE RNV DOES NOT IMPLY ANY CERTIFICATION AS TO THE INVESTMENT QUALITY OF THE NOTES, THE SOLVENCY OF THE ISSUER OR THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN THIS INFORMATION MEMORANDUM. THE NOTES MAY NOT BE OFFERED PUBLICLY IN MEXICO. THIS INFORMATION MEMORANDUM MAY NOT BE PUBLICLY DISTRIBUTED IN MEXICO. AFTER THE INITIAL SALE OF NOTES, THE NOTES MAY BE TRADED IN MEXICO BY LICENSED BROKERAGE FIRMS (*CASAS DE BOLSA*) PURSUANT TO RULE 10-168 OF THE CNBV, AS AMENDED.

PRESENTATION OF FINANCIAL INFORMATION

The Issuer's audited Consolidated Financial Statements as of and for each of the three years ended December 31, 2001, 2000, and 1999 (the "Consolidated Financial Statements") and the Issuer's unaudited consolidated interim financial information as reported to the Mexican Stock Exchange (*Bolsa Mexicana de Valores*) as and for the three-month periods ended March 31, 2002 and 2001 (the "Q1 BMV Report") are included in this Information Memorandum.

The Consolidated Financial Statements and the Q1 BMV Report have been prepared in accordance with accounting principles generally accepted in Mexico ("Mexican GAAP"), which differs in certain significant respects from generally accepted accounting principles in the U.S. ("U.S. GAAP"). See Annex A—"Description of Certain Differences Between Mexican GAAP and U.S. GAAP." **No reconciliation to U.S. GAAP of the Consolidated Financial Statements or of any other financial information presented herein has been prepared. There can be no assurance that a reconciliation would not identify material quantitative differences between such financial statements or information prepared on the basis of Mexican GAAP and as prepared on the basis of U.S. GAAP.**

Mexican GAAP requires that effects of inflation be recorded in the base financial statements. The Mexican Institute of Public Accountants has issued Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information," Bulletin B-12, "Statements of Changes in Financial Position" and Bulletin B-15, "Foreign Currency Transactions and the Translation of Financial Statements of Foreign Operations." Accordingly, the Consolidated Financial Statements, the Q1 BMV Report and the summary consolidated financial information set forth below provide for the recognition of certain effects of inflation by restating non-monetary assets at current replacement cost, restating the components of stockholders' equity using the National Consumer Price Index ("NCPI") and recording gains and losses in purchasing power from holding monetary liabilities or assets. Mexican GAAP also requires restatement of all financial statements to constant pesos as of the date of the most recent balance sheet presented, and, accordingly, all data in the Consolidated Financial Statements, the Q1 BMV and the summary consolidated financial information set forth below have been restated in constant pesos as of March 27, 2002.

In May 1999, the Mexican Institute of Public Accountants issued a new Bulletin D-4, "Accounting Treatment of Income Tax, Tax on Assets and Employee Statutory Profit-sharing" ("Bulletin D-4"). Bulletin D-4 is effective for financial statements of the Issuer beginning January 1, 2000. Pursuant to the current Bulletin D-4, the deferred tax assets and liabilities generated are considered accounts receivable and payable for purposes of determining the monetary gain or loss for the respective period.

Unless otherwise indicated, financial information appearing in this Information Memorandum is presented in Mexican pesos. In this Information Memorandum references to "pesos" or "Ps." are to Mexican pesos and references to "U.S. dollars," "dollars," "U.S.$" or "$" are to United States dollars. This Information Memorandum contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, U.S. dollar amounts have been translated from pesos at an exchange rate of Ps.9.0160 per U.S. dollar, the rate calculated and published by Banco de México (the "Central Bank" or "Banco de México") in the Mexican Official Gazette of the Federation (*Diario Oficial de la Federación*) on March 27, 2002, for the payment of obligations denominated in currencies other than pesos and payable within Mexico (the "Banco de México Exchange Rate"). The Banco de México Exchange Rate at July 19, 2002 was Ps.9.646 per U.S. dollar. As of the same date, the noon buying rate in New York City for cable transfers in pesos per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York was Ps.9.716 per U.S. dollar.

Certain percentages and amounts in this Information Memorandum may not sum due to rounding.

TABLE OF CONTENTS

Page

IMPORTANT NOTICE i
PRESENTATION OF FINANCIAL INFORMATION iv
SUMMARY 1
SUMMARY OF THE PROGRAM 6
INVESTMENT CONSIDERATIONS 9
EXCHANGE RATES 17
USE OF PROCEEDS 17
SHORT-TERM DEBT AND CAPITALIZATION 18
SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION 19
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS 22
BUSINESS 30
THE MEXICAN HOUSING INDUSTRY 42
MANAGEMENT 48
PRINCIPAL STOCKHOLDERS 52
TAXATION 53
SELLING RESTRICTIONS 56
ENFORCEMENT OF CIVIL LIABILITIES 57
LEGAL MATTERS 57
INDEPENDENT AUDITORS 57
DOCUMENTS INCORPORATED BY REFERENCE 58
LISTING AND GENERAL INFORMATION 58
FORM OF GLOBAL NOTE 60
FORM OF PRICING SUPPLEMENT 76
INDEX TO FINANCIAL STATEMENTS F-1
ANNEX A—DESCRIPTION OF CERTAIN DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP A-1

SUMMARY

The Issuer

The following summary is qualified in its entirety by, and is subject to, the detailed information and the Consolidated Financial Statements, including the notes thereto, contained elsewhere in this Information Memorandum.

The Issuer is one of the leading builders of affordable housing in Latin America and is the largest homebuilder in Mexico. It is engaged in a fully integrated homebuilding business encompassing the design, construction and marketing of affordable single-family housing in 19 of the 32 Mexican states and in the Republic of Chile ("Chile"). The Issuer has constructed and sold approximately 195,000 homes during its 28 years in the home building business and markets its homes under the "CASAS GEO" brand. In 2001, the Issuer sold 25,115 homes and had revenues of Ps.4,774.6 million (U.S.$529.6 million).

The Issuer builds housing developments that generally range in size from 400 to 12,000 homes consisting of attached, two-story, two-bedroom town homes in neighborhood clusters averaging 60 homes per cluster. Each neighborhood cluster generally has a separate homeowners' association and security service. The Issuer uses a flexible construction system based upon modular design and construction principles employing the cluster concept in order to maximize the number and quality of homes within a specific area. Neighborhood clusters are generally constructed by the Issuer within master planned communities that typically include educational, entertainment and shopping facilities.

The Issuer's homes are principally constructed and sold by it to wage-earners who are participants in mortgage financing programs for affordable housing through the National Institute of the Fund for Laborer Housing (*Instituto Nacional del Fondo para la Vivienda de los Trabajadores*, or "INFONAVIT"), which is the Mexican housing fund for private sector employees, or the Federal Mortgage Corporation (*Sociedad Hipotecaria Federal*, or "Sociedad Hipotecaria"), a public housing fund, which substitutes the Fund for the Operation and Bank Financing of Housing (*Fondo de Operación y Financiamiento Bancario de la Vivienda*, or "FOVI"). INFONAVIT and FOVI respectively provided seventy-four percent (74%) and twenty-six percent (26%) of the financing for the 25,115 homes sold by the Issuer in 2001. On the date hereof, no comparable data has yet been made available by the Sociedad Hipotecaria. The average sales price of the Issuer's homes delivered in 2001 was approximately Ps.211,311 (US$23,437).

The Issuer generally commences the construction and development of a residential project once it has procured the necessary permits from the municipal authorities, has acquired the land on which to construct and has received commitments from the providers of mortgage financing for the purchasers of the homes. Once the commitments are received, the Issuer proceeds to construct the homes using the proceeds of bridge loans or other financings to construct the dwellings. Prior to the commencement of the construction of dwellings for which the Issuer has received mortgage financing commitments, the Issuer has improved the site of the development by installing infrastructure such as access roads, drainage and other utility services. The development costs associated with the commencement of a development are financed by the Issuer either through the proceeds of bridge loans from commercial lenders or through other financings.

The Issuer carries out its business through its wholly owned subsidiaries, which operate as developers and promoters of homes and are located in the Mexican states in which the Issuer engages in business. The Guarantors of the Notes comprise substantially all of the Issuer's subsidiaries.

The Issuer's geographic coverage increased from six Mexican states in 1995 to 19 in 2001 and homes sold increased from 8,243 in 1995 to 25,115 in 2001, resulting in an annual compounded growth rate of 20.4% for the period. The Issuer's revenue increased from Ps.1,915.7 million (U.S.$212.5 million) in 1995 to Ps.4,774.6 million (U.S.$529.6 million) in 2001 and EBITDA increased from Ps.446.6 million (U.S.$49.5 million) in 1995 to Ps.986.2 million (U.S.$109.4 million) in 2001, resulting in annual compounded growth of 16.4% and 14.1%, respectively. Since 1999, the Issuer's management has focused on consolidating operations and improving operating cash flow and in 2001, the Issuer, generated positive operating cash flow of Ps.105.6 million (U.S.$11.7 million). The Issuer

believes this increase in cash flow was principally achieved by focusing on partnerships with landowners, a reduction in the Issuer's utilization of working capital and more efficient construction methods, and to a lesser extent on faster collection and the securitization of the Issuer's accounts receivable.

The Issuer is a limited liability corporation (*sociedad anónima de capital variable*) organized on March 13, 1981 under the laws of Mexico with its principal executive offices located at Margaritas No. 433, Colonia Ex. Hacienda Guadalupe Chimalistac, 01050 México, D.F., and its telephone number is (525) 5480-5000.

Strategy

The Issuer seeks to further enhance its leadership position in the affordable housing market in Mexico while increasing operating cash flow, enhancing profitability and maintaining a sound financial structure through a business strategy focused on the following:

Leadership in the Affordable Housing Market

Since the inception of the Issuer's business in 1973 with GEO Edificaciones, S.A. de C.V. (now an important subsidiary of the Issuer), management has maintained a strong focus on building quality affordable housing and the Issuer is currently the market leader in this segment. The Issuer anticipates continuing this focus and believes that the existing housing supply deficit and anticipated increases in the availability of mortgage financing will present it with significant growth opportunities. President Fox has announced a goal of increasing the availability of homes in México from 285,000 units annually in the year 2001 to 750,000 units annually by 2006. In recent years, the increase in mortgage availability in Mexico has allowed the Issuer to initiate sales in the upper-level segment of the affordable housing market which is expected to experience higher demand over the next few years and generally has a greater profit margin. The Issuer is also expanding its activities into the lower-level segment of this market to meet the anticipated increase in the amount of mortgage financing available in this segment.

Experienced and Dedicated Management Team

The Issuer's senior management includes executives experienced in architecture, engineering, construction, marketing, law, banking and real estate development, many of whom are nationally and internationally recognized as leaders in the affordable housing industry. The Issuer places a premium on attracting, training and retaining an experienced and professionally diverse management team. The Issuer supports its effort to attract and retain high quality management through internal training and development programs, such as the GEO Institute which provides training for all its employees. The Issuer generally prefers to promote its own employees to more senior positions and the majority of management personnel are chosen from within the Issuer.

Commitment to Research, Development and Technology

The Issuer believes that its commitment to research, development and technology is one of its most significant competitive advantages. This commitment permits the Issuer to increase production volumes, reduce construction costs and maintain profitability while providing its customers with quality and aesthetically attractive housing. The Issuer believes this strategy will permit it to achieve higher levels of construction quality and enhance its competitive position in the future.

Focus on Increasing Operating Cash Flow

The Issuer's current focus of increasing operating cash flow, reducing its capital requirements and decreasing its dependence on external debt involves the following principal components:

Land Outsourcing. The Issuer recognizes that access to land is fundamental to the housing industry and has implemented a land outsourcing initiative to reduce the Issuer's capital requirements. This strategy involves acquiring real property through strategic partnerships not requiring initial outlays of funds. This strategy seeks to improve operating cash flow by reducing property inventory costs and working capital requirements, mitigating the risk of ownership of undeveloped real property and allowing the Issuer to pay for the land at a pace that better matches its receipt of cash proceeds from the sale of homes. The Issuer believes that its land outsourcing will enable it to control property in strategic areas and, together with other land acquisition activities, allow it to maintain

adequate real property reserves to cover regional needs for not less than two years of production. The Issuer has formed a strategic alliance with GE Capital Bank S.A. ("GE Capital") for this purpose.

Accounts Receivable Securitizations. The Issuer's working capital consists primarily of accounts receivable that are payable upon transfer of title to its homes. To accelerate cash flow, in 2000 the Issuer entered into two peso-denominated revolving securitizations of accounts receivable and future rights of collection in the amounts of Ps.133.0 million (U.S.$14.8 million) and Ps.167.0 million (U.S.$18.5 million), respectively. In 2001, the Issuer entered into a third peso-denominated revolving securitization of accounts receivable and future rights of collection in the amount of Ps.100.00 million (U.S.$11.1 million). The Issuer believes that it is the first Mexican homebuilder to implement a securitization program of this type. The Issuer believes that these activities reduce capital requirements and lead to lower funding costs. The Issuer plans to continue using these securitization programs to further diversify its financing sources.

Increased Production Efficiency. The Issuer intends to decrease production costs and capital requirements though its factory of homes (*Fábrica de Casas)* approach to construction. This approach is intended to improve production efficiency through the implementation of just-in-time production processes and to reduce costs by coordinating all processes from sales and planning to production and building and, finally, to delivery and collection. The goal of this program is to reduce working capital requirements by establishing levels of production according to the demand for homes thereby minimizing the time between completion of construction and payment from the mortgage providers.

Developing New Mortgage Financing Methods

The Issuer believes that a significant portion of the Mexican affordable housing market is composed of individuals who participate in the "informal" economy and could purchase affordable housing, but do not have the necessary documentation or formal affiliations to obtain a mortgage loan from existing lenders such as the Sociedad Hipotecaria and INFONAVIT. In order to serve these potential homebuyers, the Issuer has launched a program called "Geofácil," under which the Issuer has originated 24,000 mortgages. This program allows potential clients to make a down payment over a period of time ranging from six to 36 months, with the assurance that, if during this period they maintain their credit profile, the corresponding housing agency will provide them with the necessary mortgage financing. These down payments are deposited in an investment fund under the name of each customer, bearing a competitive interest rate. The interest on the investment funds are considered part of the down payment, and thus reduce the period of time that would otherwise be necessary to accumulate a down payment.

Separately, the Issuer has entered into a strategic arrangement with, among others, General Motors Acceptance Corporation ("GMAC") through which this lender will offer mortgage loans to certain homebuyers in the upper-level segment of the affordable housing market.

Summary Consolidated Financial Information

The following table sets forth the Issuer's summary consolidated financial data for each of the periods presented. The data as of and for each of the three years ended December 31, 2001, 2000 and 1999 has been derived from the Issuer's Consolidated Financial Statements and notes thereto included elsewhere in this Information Memorandum. The data as of and for the three-month period ended March 31, 2002 and 2001 has been derived from the Issuer's Q1 BMV Report included elsewhere in this Information Memorandum.

The Issuer's Consolidated Financial Statements and the Q1 BMV Report have been prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. See Annex A—"Description of Certain Differences Between Mexican GAAP and U.S. GAAP."

Pursuant to Mexican GAAP, the Consolidated Financial Statements, the Q1 BMV Report and the summary consolidated financial information set forth below provide for the recognition of certain effects of inflation by restating non-monetary assets at current replacement cost, restating the components of stockholders' equity using NCPI and recording gains and losses in purchasing power from holding monetary liabilities or assets. Mexican GAAP also requires restatement of all financial statements to constant pesos as of the date of the most recent balance sheet presented, and, accordingly, all data in the Consolidated Financial Statements, the Q1 BMV Report and in the summary consolidated financial information set forth below have been restated in constant pesos as of March 27, 2002.

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, the notes thereto and the Q1 BMV Report which are included elsewhere in this Information Memorandum.

	Three Months Ended March 31,			Years Ended December 31,			
	2002	2002	2001	2001	2001	2000	1999
	(millions of US$)	(millions of constant pesos restated as of March 27, 2001)		(millions of US$)	(millions of constant pesos restated as of March 27, 2002)[1]		
Income Statement Data:							
Revenues	120,928	1,090,287	1,005,838	529,569	4,774,592	4,988,903	4,798,067
Costs	89,782	809,473	748,874	391,617	3,530,822	3,710,724	3,451,231
Gross profit	31,146	280,814	256,964	137,951	1,243,770	1,278,179	1,346,836
Selling, general and administrative expenses	14,397	129,801	124,819	63,486	572,389	620,122	510,401
Operating income	16,749	151,013	132,145	74,466	671,382	658,058	836,435
Net comprehensive financing cost	5,446	49,097	56,428	25,858	233,133	340,310	303,100
Income before income tax, employee statutory profit, extraordinary items and minority interest	10,523	94,871	59,718	47,382	427,196	311,647	495,407
Consolidated net income	6,875	61,984	44,073	31,557	284,518	157,602	419,854
Balance Sheet Data:							
Cash and cash equivalents	51,219	461,792	294,773	76,767	692,129	578,472	371,613
Total current assets	560,510	5,053,557	5,241,546	528,775	4,767,432	5,100,830	4,884,844
Total assets	664,373	5,989,989	6,169,402	665,211	5,997,541	6,146,668	6,203,564
Short-term debt[2]	177,215	1,597,774	1,493,652	163,825	1,477,047	1,419,164	1,579,934
Total current liabilities	241,375	2,176,238	2,192,257	239,102	2,155,748	2,196,033	2,438,951
Long-term debt	93,653	844,372	913,201	98,327	886,520	938,243	652,849
Majority stockholders' equity	258,157	2,327,540	2,219,868	256,371	2,311,438	2,221,866	2,911,167
Minority stockholders' equity	4,003	36,095	91,606	10,932	98,562	92,571	131,985
Total stockholders' equity	262,160	2,363,635	2,311,474	267,303	2,410,000	2,314,437	3,043,152

	Three Months Ended March 31			Years Ended December 31			
	2002	2002	2001	2001	2001	2000	1999
	(millions of US$)	(millions of constant pesos restated as of March 27, 2001)		(millions of US$)	(millions of constant pesos restated as of March 27, 2002)[1]		
Other Financial Information:							
Operating income	16,749	151,013	132,145	74,466	671,382	658,058	836,435
Capitalized interest expense[3]	5,290	47,693	48,329	24,342	219,464	224,323	181,869
Depreciation and amortization	3,257	29,369	29,734	10,581	95,396	87,341	91,663
EBITDA[4]	25,297	228,075	210,208	109,388	986,242	969,722	1,109,966
Net Interest Expense:							
Interest expense	4,182	37,701	53,030	24,275	218,863	219,536	168,354
Interest capitalized[5]	7,242	65,297	80,371	35,243	317,755	386,583	367,784
Interest income	-716	-6,458	-8,988	-4,887	-44,058	-26,335	-38,744
Net interest expense	10,708	96,540	124,413	54,632	492,560	579,785	497,394
EBITDA margin	20.9%	20.9%	20.9%	20.7%	20.7%	19.4%	23.1%
EBITDA/net interest expense	2.16	2.16	1.60	2.00	2.00	1.67	2.23
Net debt/EBITDA[6]	1.97	1.97	2.30	1.69	1.69	1.83	1.68
Total debt/EBITDA	10.71	10.71	11.45	2.40	2.40	2.43	2.01
Total debt/total capitalization	50.8%	50.8%	51.0%	49.5%	49.5%	50.5%	42.3%
Net debt/total capitalization[6]	41.2%	41.2%	44.8%	35.0%	35.0%	38.1%	35.3%

	Three Months Ended March 31,			Years ended December 31,			
Other Data:	2002	2002	2001	2001	2001	2000	1999
Entry –level affordable homes sold	5,186	5,186	4,791	25,115	25,115	26,577	25,803
Average entry-level affordable home sales price[7]	$23,467	Ps.211,580	221,648	23,437	211,311	202,118	204,395
Mortgage commitment backlog[8]	46,511	46,511	53,515	46,237	46,237	54,476	43,374

---

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of 9.0160 pesos per U.S. dollar as of March 31, 2002.

(2) Includes notes payable to banks, including construction financing, and the current portion of long-term debt.

(3) Represents interest expense and monetary position gains capitalized in inventory included in costs of goods sold pursuant to the percentage of completion method of accounting. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Certain Accounting Policies—Capitalized Interest on Construction Financing."

(4) EBITDA represents operating income before income taxes depreciation and amortization, plus the amount of interest expense and monetary position gains capitalized in inventory and included in costs of goods sold (which is referred to as "Costs" in the Consolidated Financial Statements) pursuant to percentage of completion method of accounting. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Certain Accounting Policies—Revenue and Cost Recognition.") EBITDA is not a measure of financial performance under Mexican GAAP and should not be construed as an alternative measure to (a) net income or operating income (as defined in accordance with Mexican GAAP) as an indicator of the Issuer's operating performance, or (b) resources provided by operating activities (as defined in accordance with Mexican GAAP) as a measure of the Issuer's liquidity. EBITDA is included because it is a widely accepted financial indicator used by investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA as presented may not be comparable to similarly titled measures reported by other companies because not all companies necessarily calculate EBITDA in an identical manner and, therefore, EBITDA is not necessarily an accurate means of comparison between companies.

(5) Represents interest expense capitalized in inventory and included in costs pursuant to the percentage of completion method of accounting. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Certain Accounting Policies—Capitalized Interest on Construction Financing."

(6) Net debt represents total debt less cash and cash equivalents.

(7) Weighted average price of homes sold by the Issuer in Mexico as of the end of each period expressed in constant pesos as of March 27, 2002.

(8) Represents the number of unsold homes for which mortgage financing will be made available by INFONAVIT or the Sociedad Hipotecaria once the Issuer locates qualified homebuyers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Mortgage Commitment Backlog".

SUMMARY OF THE PROGRAM

Issuer:	Corporación GEO, S.A. de C.V.
Guarantors:	GEO Baja California, S.A. de C.V., GEO D.F., S.A. de C.V., GEO Edificaciones, S.A. de C.V., GEO Guanajuato, S.A. de C.V., GEO Guerrero, S.A. de C.V., GEO Hogares Ideales, S.A. de C.V., GEO Laguna, S.A. de C.V., GEO Monterrey, S.A. de C.V., GEO Morelos, S.A. de C.V., GEO Puebla, S.A. de C.V., GEO Reynosa, S.A. de C.V., GEO Tampico, S.A. de C.V. and GEO Veracruz, S.A. de C.V.
Arranger and Lead Dealer:	Standard Bank London Limited.
Issuing and Paying Agent:	The Bank of New York (London Branch).
Luxembourg Listing, Transfer and Paying Agent:	The Bank of New York (Luxembourg) S.A.
Description:	Euro-Commercial Paper Program.
Duration of Program:	Five years.
Maximum Amount of the Program:	The aggregate principal amount of Notes outstanding at any time will not exceed U.S.$70,000,000.
Issuance in Series:	The Notes will be issued in Series, with all Notes of each Series having the same Issue Date and the same maturity date and, except for the discount paid on original issuance, on terms otherwise identical. Each Series may be issued in one or more Tranches on different Issue Dates. The Notes composing each Series will bear a unique number for purposes of identifying the issuer of such Notes and the maturity date of such Series.
Currency:	Notes will be denominated in U.S. dollars.
Denomination:	The Notes will be issued in a minimum tradable amount of U.S.$10,000.00 and minimum denominations of U.S.$1,000.00.
Maturities:	The Notes may be issued with maturities of no less than 30 days and no more than 360 days from their Issue Date subject to all legal and regulations requirements.
Yield Basis:	The Notes shall be issued with or without coupons and may be issued at a discount. Only fixed rate notes shall be issued. Interest shall be calculated by applying the applicable rate of interest to each specified denomination and multiplying such sum by the applicable day-count-fraction, which is to be calculated on the basis of 360 days with twelve 30-day months.
Repayment of Notes:	Subject to agreement in respect of each Series of Notes, the Notes may be repaid at maturity or by installments.
Form of Notes:	The Notes will be offered or sold outside the United States in reliance on Regulation S. The Notes may be issued only in registered form with or without coupons. The Notes will be issued into and be acceptable for trading by Euroclear Bank,

S.A./N.V. as operator of the Euroclear System ("Euroclear"), and by Clearstream Banking, sociètè anonyme ("Clearstream, Luxembourg").

Notes issued in registered form may be sold outside of the United States pursuant to Regulation S under the Securities Act.

The Notes of each Series will initially be represented by a temporary Global Note without coupons, which will be replaced by a permanent Global Note or may be exchangeable into Definitive Notes only in the certain limited circumstances specified in the Global Notes.

Taxation:

Payments in respect of the Notes will be made without set-off, counterclaim or similar deductions, and free and clear of, and without any deduction or withholding for any and all present or future taxes, levies, duties, imposts, deductions, charges or withholdings of any nature, and all liabilities with respect thereto, imposed, levied, collected, withheld or assessed by or on behalf of Mexico or any jurisdiction from or through which the Issuer or the Guarantors, as the case may be, shall effect any payment hereunder or any political subdivision or taxing authority thereof or therein (all such taxes, levies, duties, imposts, deductions, charges, withholdings and liabilities being hereinafter referred to as "Taxes"), unless the withholding or deduction of such Taxes is required by law, regulation or court decision. In such event the Issuer or the Guarantors, as the case may be will pay such additional amounts ("Additional Amounts") as will result in receipt by the holder of any Note (each a "Noteholder") of such amounts as would have been received by the Noteholder had no such withholding or deduction (including any Taxes payable in respect of such additional amounts) been required; provided, however, that the foregoing obligation to pay Additional Amounts shall not apply to any tax, assessment or governmental charge that would not have been so imposed but for the existence of any present or former connection between such Holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or Holder of power over, such Holder, if such holder is an estate, trust, partnership or corporation) and such jurisdiction. For additional exception to the payment of Additional Amounts, see "Form of Global Note." In addition, the Issuer shall pay all stamp and other taxes and duties (including, without limitation, any interest and penalties thereon or in connection therewith) which are payable upon or in connection with the execution or delivery of the Notes or any other document or instrument referred to in the Notes.

Status:

The Notes will constitute direct, unconditional, irrevocable, unsubordinated and unsecured obligations of the Issuer and will rank *pari passu* and ratably among themselves and equally with all other present and future unsecured and unsubordinated obligations of the Issuer (other than those preferred by any bankruptcy, insolvency, reorganization, suspension of payments, conciliation, liquidation or other similar laws of general application). The Notes and the Guarantees will be effectively subordinated in right of payment to all existing and future secured indebtedness of the Issuer and its subsidiaries to the extent of collateral securing such indebtedness, as well as certain other obligations which are mandatorily preferred by statute or by operation of law. See "Investment Considerations—Investment Considerations relating to the Notes—Effective Subordination to Secured Indebtedness." The Guarantees will constitute direct, unconditional, irrevocable, unsecured and unsubordinated obligations of each Guarantor, ranking *pari passu* with all other present or future unsecured and unsubordinated obligations of such Guarantor, other than obligations which are mandatorily preferred by statute or by operation of law. For a description of the terms and conditions of the Notes and the Guarantees, see "Form of Global Note".

Use of Proceeds:	The proceeds generated by the offering and sale of the Notes shall be used for general corporate purposes, including the refinancing of indebtedness, and as otherwise indicated in the applicable pricing supplement.
Selling Restrictions:	The Notes may be offered, sold and delivered only in compliance with applicable laws and regulations of the jurisdiction in which they are offered, sold and delivered. In particular, there are restrictions on the distribution of this Information Memorandum and other offering materials and on the offer, sale, advertisement or delivery of the Notes in Mexico, the United States and the United Kingdom. See "Selling Restrictions."
Listing:	The Notes have been approved for listing on the Luxembourg Stock Exchange. However, Series of Notes may be issued that will not be listed on the Luxembourg Stock Exchange (or any other stock exchange), as specified in the pricing supplement applicable to the relevant Series of Notes.
Delivery:	Each Global Note and any Definitive Notes will be deposited with a common depositary for Euroclear and Clearstream, Luxembourg.
Early Redemption:	The Notes will not be redeemable prior to their stated maturity.
Rating:	The Notes will not be rated.
Governing Law:	The Notes will be governed by and construed in accordance with the laws of the State of New York.
Investment Considerations:	For a discussion of certain considerations relevant to an investment in the Notes, see "Investment Considerations."

INVESTMENT CONSIDERATIONS

Prospective purchasers should carefully consider the risks of an investment in the Notes and be aware that the Notes may not be suitable for certain investors. Prospective purchasers should carefully read this Information Memorandum and should consider, among other things, factors not normally associated with investments in securities of U.S. issuers, including the following factors.

Investment Considerations Relating to the Issuer

Limited Availability of Mortgage Financing; Dependence on Public Sector Financing

The Issuer is dependent on the availability of mortgage financing provided by publicly sponsored entities in connection with its sales of affordable housing. Substantially all mortgage financing for affordable housing in Mexico has been, and will for the foreseeable future continue to be provided by INFONAVIT and the newly-formed Sociedad Hipotecaria (successor to FOVI). Approximately 90% of the Issuer's customers rely on mortgage financing provided by INFONAVIT and FOVI. See "The Mexican Housing Industry—The Housing Financing System" and "—Mortgage Providers." Accordingly, the Issuer's results of operations and financial condition have been, and will continue to be, affected by the level of funding, policies, programs and administrative procedures of INFONAVIT and FOVI, the financial sector and the housing policies of the Mexican Government.

No assurance can be given that the amount of mortgage financing provided by INFONAVIT, the Sociedad Hipotecaria or any other funding source will be maintained at current levels, or that the Mexican Government will not otherwise limit the availability of such financing or change the methods or criteria by which individuals are eligible. Any decrease in the amount of funds available from such sources could have a material adverse effect on the Issuer's business, results of operations, financial condition and prospects. In addition, no assurance can be given that such funds will continue to be allocated for housing construction in regions in which the Issuer has operations or that the Issuer will continue to obtain a sufficient number of mortgage confirmations from mortgage financing providers that mortgage financing will be made available to qualified homebuyers located by the Issuer.

Because INFONAVIT is primarily financed by mandatory employer contributions equal to 5 percent (5%) of a worker's gross wage, the amount of mortgage financing available through it is limited and depends generally upon prevailing conditions in the Mexican economy. The newly-formed Sociedad Hipotecaria is expected to be dependent for funding upon the Mexican Government and the capital markets.

Although the amount of available mortgage financing in Mexico has increased in general since 1982, mortgage financing provided by private sector entities remains generally limited to the middle-income residential housing markets and is provided at high interest rates relative to interest rates prevailing in the U.S. There can be no assurance that the amount of mortgage financing provided by private sector entities for the affordable segment of the housing market will continue to grow or increase sufficiently to have a positive impact on the business of the Issuer.

Liquidity and Capital Requirements; Reliance on Debt Financing

The Issuer is engaged in a capital-intensive business which requires continuous access to short-term construction financing and debt financing. The Issuer may not have sufficient liquidity at any time to satisfy its working capital requirements at levels required to support its business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

The Issuer finances substantially all of its development activities through bridge loans (i.e., loans from a commercial bank secured by the land on which the development is to be built and intended to be repaid from the proceeds of sales of units in the development) and out of its internally generated funds. Although the Issuer does not begin full construction of a development until the availability of mortgage financing has been confirmed, it does purchase land and begin certain activities necessary to obtain the permits and licenses, as well as some basic infrastructure development before receiving confirmation. The Issuer does not receive the proceeds from a home sale until the home is finished and turned over to the homebuyer. As a result, the timing and amount of the Issuer's capital requirements cannot be accurately predicted. The Issuer currently obtains financing for its development and construction activities through external sources, principally through bridge loans from financial institutions, special purpose financial companies, or non-bank lenders, known as *sociedades financieras de objeto limitado*

("SOFOLES" or individually, a "SOFOL"), secured by the land and construction, and more recently by means of land outsourcing and securitization of its peso accounts receivable. The Issuer may also seek to finance its operations through the issuance of equity or debt securities, bank loans, joint ventures and other strategies. There can be no assurance that the Issuer will continue to have access to such financing or that such additional funds will be available on terms attractive to the Issuer or in amounts sufficient to meet its needs.

The Issuer is subject to the risks normally associated with debt financing. Adverse developments in the Mexican and international credit markets, including higher interest rates, reduced liquidity or financial institutions' aversion to long-term lending would increase the Issuer's cost of borrowing or refinancing maturing indebtedness, with potential adverse consequences to the Issuer's financial condition and results of operations. There can be no assurance that the Issuer will be able to refinance any indebtedness or otherwise obtain funds by selling assets or raising equity to make required payments on maturing indebtedness. Substantially all of the Issuer's land inventory is mortgaged and if the Issuer is unable to meet mortgage payments or is unable to refinance this indebtedness on acceptable terms, the respective property or properties securing such indebtedness could be foreclosed upon, by, or otherwise transferred to, the lender with consequent losses to the Issuer. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

The methods used by Issuer's management for deriving cash flow from its financial statements, and the consistency with which such methods are applied by the Issuer, may not follow the traditional methodology accepted by academics to present and forecast cash flow. Notwithstanding the consensus in academic doctrine that cash flow analysis is one of the most appropriate methodologies to analyze the performance of a company, there is no rule under Mexican GAAP or U.S. GAAP requiring its application in a consistent manner. Accordingly, the practices used by the Issuer's management to present cash flow are not unique to the Issuer and are used by many companies in Mexico, the United States and Europe. There can be no assurance, however, that by applying traditional methodologies to derive the Issuer's cash flow, an investor would be able accurately and consistently to determine past actual cash flows and forecast future cash flows of the Issuer. Nevertheless, it is likely that such application of traditional methodologies would in most periods render a higher cash flow than methods used by Issuer's management. Moreover, indicators of the Issuer's actual cash flow (including cash on balance, receivables turnover, current ratio and interest coverage) suggest a positive trend in the Issuer's cash flow.

Recognition of Income on a Percentage of Completion Basis

The Issuer recognizes income from the sale of affordable homes using the percentage of completion method. Despite the fact that cash proceeds from such sales are not actually received by the Issuer from homebuyers until the homes are completed and delivered, income is recognized as work is completed. Income which has already been recognized may be impaired in certain cases. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Certain Accounting Policies—Revenue and Cost Recognition," Note 1(o) to the most recent Consolidated Financial Statements.

Dependence on Key Management Personnel

The Issuer believes that its operations are conducted by an experienced management team, however the Issuer's management and execution of strategies are dependent, in large part, upon the contributions of a small number of senior management personnel. The Issuer believes that its future results will depend in large part upon the efforts of such persons, and the loss of services of any of these individuals for any reason could have a material adverse effect on the business, financial condition, results of operations or prospects of the Issuer. The Issuer is not the beneficiary of "key person" life insurance policies on any of its directors or officers.

Holding Company Structure

The Issuer is a holding company and as such conducts a substantial portion of its operations through subsidiaries. See "Business—Operations." Accordingly, the Issuer must rely on dividends, principal and interest payments on intercompany loans and other intercompany transfers of funds from its subsidiaries as the primary source of funds to pay its expenses and meet its debt service obligations, including its obligations under the Notes. The extent of such cash flow to the Issuer will depend on the results of operations and financial condition of its subsidiaries. In addition, payments and transfers of funds may be restricted by the terms of any indebtedness that may be incurred by its subsidiaries and by applicable law, including corporate and tax laws governing the Issuer's subsidiaries. Under Mexican law, Mexican companies may only pay dividends from earnings included in annual

financial statements approved by stockholders duly convened at a general ordinary shareholders' meeting after any and all prior existing losses have been offset by such earnings and funds have been set aside for certain mandatory legal reserves. The inability of any or all of the Issuer's subsidiaries to pay dividends or make other distributions directly or indirectly to it could have a material adverse effect on the financial condition of the Issuer and, as a result, on its ability to make payments in respect of the Notes.

Limited Land for Development

Land in certain regions in Mexico has become significantly more scarce in recent years. The Issuer has land reserves sufficient to meet its anticipated construction needs for the next three years. As of March 31, 2002, the Issuer owned land reserves sufficient for the construction of 38,886 homes and had outsourcing arrangements sufficient for the construction of 25,983 homes and options to acquire land sufficient for the construction of an additional 12,376 homes. There is no assurance that the Issuer will be able to acquire additional land in the future.

Variability of Quarterly Results

The Mexican affordable housing industry experiences significant variability during the year due to the operational and lending cycles of the various institutions that provide mortgage financing to the sector. In the year 2001, the Issuer also experienced variability due to uncertainties relating to a potential change in policy of the Mexican Government resulting from a change in the political party of the presidency. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Variability of Quarterly Results." There can be no assurance that future uncertainties related to the Mexican government will not arise or that these institutions or other institutions that provide financing to the sector will not adopt practices that could result in variability of the Issuer's results.

Regulation

The Issuer is required to obtain the approval of numerous governmental authorities for its development activities, including approvals from INFONAVIT and the Sociedad Hipotecaria. Changes in local circumstances or applicable law or regulations of such financing entities may require additional or different approvals or changes in the Issuer's processes and procedures. Any one of the factors referred to above may materially adversely affect the Issuer's results of operations and the levels of cash flow necessary or available to meet its obligations.

The Mexican housing industry is subject to extensive building and zoning regulation by various Mexican federal, state and municipal authorities, which affect, among other things, land acquisition and development and construction activities as well as certain transactions with customers. The costs associated with obtaining building permits, paying construction fees and taxes, securing utility service rights and titling new homes are substantially higher in Mexico than in many other countries and vary significantly from region to region within Mexico. Environmental laws have become increasingly stringent over the last decade and this trend is likely to continue. There can be no assurance that regulations affecting the housing industry will not change in a manner which could have a material adverse effect on the Issuer's business, results of operations, financial condition or prospects. See "Business—Governmental Regulation."

Investment Considerations Relating to the Notes

Effective Subordination to Secured Indebtedness

The Notes will not be secured by any of the assets of the Issuer or the Guarantors. The Issuer finances a significant portion of its homebuilding activities with indebtedness secured by the property and assets of its development projects. As of March 31, 2002, the Issuer had Ps. 1,060.9 million (U.S.$117.7 million) of secured indebtedness outstanding. If the Issuer or any Guarantor became insolvent or is liquidated, or if payment under any of the Issuer's secured debt obligations is accelerated, the Issuer's secured lenders would be entitled to exercise the remedies available to them under applicable law and will have a priority claim on those assets. As a result, the Notes will be effectively subordinated to the Issuer's secured indebtedness to the extent of the value of the assets securing that indebtedness and the holders of the Notes may recover ratably less than the lenders of the Issuer's secured debt in the event of the Issuer's or any Guarantor's bankruptcy or liquidation.

Absence of Public Market for the Notes

The Notes are new issues of securities with no established trading market or prior trading history and there can be no assurance regarding the future development of a market for the Notes, the ability of holders of the Notes to sell their Notes or the price for which such holders may be able to sell their Notes. If such a market were to develop, the Notes could trade at prices that may be higher or lower than the initial offering price, depending on many factors including some beyond the Issuer's control. The Issuer has been advised by the Dealers that they intend to make a market in the Notes, but they are not obligated to do so and may discontinue market making at any time without notice. The liquidity of, and trading market for, the Notes may also be adversely affected by changes in interest rates and declines and volatility in the market for similar securities as well as by any changes in the Issuer's financial condition or results of operations.

Payment of Judgments

The Issuer will be required to make payments of amounts owed on the Notes in U.S. dollars. Under the Mexican Monetary Law (*Ley Monetaria de los Estados Unidos Mexicanos)*, however, obligations to make payments in Mexico in foreign currency, whether by agreement or upon enforcement of a judgment, may be discharged in pesos at the rate of exchange for pesos prevailing at the time and placement of payment or judgment. Accordingly, since the Notes are payable outside Mexico, the Issuer will be legally entitled to make payment of amounts due on the Notes in pesos if payment of the Notes is sought in Mexico through the enforcement of a non-Mexican judgment or otherwise. If the Issuer elected to make payments due on the Notes in pesos under such circumstances in accordance with Mexican Monetary Law, there can be no assurance that the amounts so paid would be convertible by the payee into U.S. dollars or that, if convertible, such amounts would be sufficient to purchase U.S. dollars equal to the amount of principal, interest or Additional Amounts due on the Notes. The Issuer will agree to indemnify the holder of any Note for the difference between the U.S. dollar amount expressed to be due on the recipient under such Note and the U.S. dollar amount that the recipient is able to purchase with the amount received or recovered in that other currency (in this case, pesos) on the date of that receipt or recovery.

New Bankruptcy Law in Mexico

In May 2000, a new Law of Mercantile Bankruptcy (*Ley de Concursos Mercantiles)* went into effect in Mexico, replacing the prior Law of Bankruptcy and Suspension of Payments. The following description of the new Law of Mercantile Bankruptcy is intended to be a summary of certain significant aspects of the Mexican bankruptcy regulations and is not intended as a complete analysis of all bankruptcy considerations.

The Law of Mercantile Bankruptcy eliminates the suspension of payments procedure (*suspension de pagos)* and creates a single bankruptcy procedure divided into two stages: conciliation (*conciliación)* and bankruptcy (*quiebra)*. The conciliation stage consists of a 185 calendar day period with the possibility of two 90 calendar day extensions. During the conciliation stage, the debtor and its creditors are allowed to negotiate a reorganization agreement. In the event an agreement is not reached, the bankruptcy stage begins and the bankruptcy court will issue an order for the liquidation of the assets of the debtor.

Under the Law of Mercantile Bankruptcy, a debtor, any creditor or the Public Ministry (*Ministerio Público)* may request the bankruptcy of a commercial entity in the event of a general default in the payment of a debtor's obligations. A general default in the payment of obligations exists if a debtor defaults for a period of at least 30 days in the payment of its obligations to two or more creditors representing at least 35 percent (35%) of the debtor's total obligations or, in the case that such debtor does not have enough current assets to cover at least 80 percent (80%) of its past due obligations, in each case, determined at the time the bankruptcy claim is filed with the bankruptcy court.

Furthermore, the Law of Mercantile Bankruptcy establishes certain new participants and roles in the bankruptcy process, including: an auditor (verifies and provides evidence for the declaration of bankruptcy); a mediator (mediates and proposes reorganization alternatives for the preservation of the debtor), a trustee (oversees the sale and liquidation of the debtor), and an intervenor (supervises, on behalf of the creditors, the administration of the debtor during the bankruptcy procedure). Subject to specific provisions set forth in the Law of Mercantile Bankruptcy, the intervenor is appointed by the creditors and the rest of the participants are appointed and regulated by the newly created Federal Institute of Bankruptcy Specialists (*Instituto Federal de Especialistas de Concursos*

Mercantiles); provided however, a different mediator and trustee may be appointed by both the debtor and the creditors.

The Law of Mercantile Bankruptcy maintains the same priority provisions among creditors as the prior law. The ranking of priorities is generally as follows: (1) secured obligations (e.g. mortgages and pledges); (2) labor obligations incurred within the past two years and tax obligations; (3) privileged obligations created by law (e.g. commercial brokers, mechanics and warehouseman's liens); and (4) unsecured obligations without regard to the date incurred (labor obligations more than two years old and litigation expenses for the enforcement of guarantees have priority over unsecured obligations).

Payment and Refinancing of the Notes

If the Issuer is unable to meet its payment obligations under the Notes, the Issuer could be forced to dispose of its subsidiaries' unencumbered assets in order to make up for any shortfall in the payments due, under circumstances that might not be favorable for realizing the best price for such assets. Further, there can be no assurance that any assets could be sold quickly enough or for amounts sufficient to enable the Issuer to make any such payments.

Enforceability of the Guarantees

The Notes will be guaranteed by certain of the Issuer's existing subsidiaries and all future subsidiaries. The Guarantees may be subject to review under U.S. federal bankruptcy law and comparable provisions of state fraudulent conveyance laws if a bankruptcy or reorganization case or lawsuit is commenced by or on behalf of the Issuer or one of a Guarantor's unpaid creditors. Under these laws, if a court were to find in such a bankruptcy or reorganization case or lawsuit that, at the time any Guarantor issued a Guarantee of the Notes:

— it issued the Guarantee to delay, hinder or defraud present or future creditors; or

— it received less than reasonably equivalent value or fair consideration for issuing the Guarantee at the time it issued the Guarantee, and:

  - it was insolvent or rendered insolvent by reason of issuing the Guarantee; or
  - it was engaged, or about to engage, in a business or transaction for which its remaining unencumbered assets constituted unreasonably small capital to carry on its business; or
  - it intended to incur, or believed that it would incur, debts beyond its ability to pay as they mature;

then the court could void the obligations under the Guarantee, subordinate the Guarantee of the Notes to that Guarantor's other debt or take other action detrimental to holders of the Notes and the Guarantees of the Notes.

The measures of insolvency for purposes of fraudulent transfer laws vary depending upon the law of the jurisdiction that is being applied in any proceeding to determine whether a fraudulent transfer had occurred. Generally, however, a person would be considered insolvent if, at the time it incurred the debt:

- the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or
- it could not pay its debts as they become due.

The Issuer cannot be sure as to the standard that a court would use to determine whether or not a Guarantor was solvent at the relevant time, or, regardless of the standard that the court uses, that the issuance of the Guarantees would not be voided or the Guarantees would not be subordinated to the Guarantors' other debt. If such a case were to occur, the Guarantee could also be subject to the claim that, since the Guarantee was incurred for the Issuer's

benefit, and only indirectly for the benefit of the Guarantor, the obligations of the applicable Guarantor were incurred for less than fair consideration.

Based upon financial and other information currently available, the Issuer believes that the debt evidenced by the Guarantees is being incurred for proper purposes and in good faith and that the Guarantors:

- are solvent and will continue to be solvent after issuing the Guarantees;
- will have sufficient capital for carrying on the business the Issuer intended to be conducted after this offering is completed; and
- will be able to service their debts as they come due.

Under Mexican law, the Guarantees under the Global Note may be limited by bankruptcy and fraudulent conveyance provisions affecting creditors' right generally. Particularly regarding Mexican law, transactions deemed as fraudulent conveyances would be null and void.

Investment Considerations Relating to Mexico

Mexican Economy

Mexican governmental actions concerning the economy could have a significant impact on Mexican private sector entities in general and the Issuer in particular given its reliance on government provided mortgage loans for its home buyers. Other Mexican governmental actions concerning the economy could adversely affect market conditions, prices and returns on Mexican securities, including those of the Issuer.

Inflation in Mexico in 1999, 2000 and 2001 was 12.3%, 9.0% and 4.4%, respectively. In 2001, Mexico's gross domestic product ("GDP") contracted by 0.3% due primarily to the recent slowdown in the growth of the U.S. economy and a decrease in exports as a result of the appreciation of the Mexican peso as compared to the U.S. dollar. For 2002, according to Mexican government estimates, GDP is expected to grow by 1.8% while inflation is expected to decline to less than 5.0%. No assurances can be given that these estimates will prove to be accurate.

Political Situation

In the Mexican federal elections held on July 2, 2000, Vicente Fox of the National Action Party (*Partido Acción Nacional*, or the "PAN") was elected President of Mexico. His inauguration on December 1, 2000 ended more than 70 years of presidential rule by the Institutional Revolutionary Party (*Partido Revolucionario Institucional*, or the "PRI"). Control of the Mexican Congress is effectively divided among the PAN, the PRI and a third party, the Party of the Democratic Revolution (*Partido de la Revolución Democrática*, or the "PRD"). The PRD also controls the mayorship of the Federal District, an important market for the Issuer.

The political control gained by the PAN, and to a lesser extent, the PRD, has introduced significant uncertainties to the regulatory regime in the many localities in which the Issuer operates throughout Mexico and there can be no assurance that such uncertainties will not have a material adverse effect on the business, financial condition, prospects and results of operations of the Issuer. The Issuer can provide no assurance that future developments in the Mexican political, economic, social or diplomatic spheres, over which the Issuer has no control, will not have an unfavorable impact on the Issuer's financial condition or results of operations, or adversely affect the market price of its securities.

Exchange Rates; Liabilities in Dollars

The peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. Although in recent years the peso has appreciated against the dollar, no assurance can be given that the peso will not depreciate in value relative to the dollar in the future. See "Exchange Rates." The Issuer had U.S.$15.2 million in dollar denominated debt as of March 31, 2002. A devaluation of the peso would negatively affect the Issuer's results of operations by increasing its cost of borrowing since the peso cost of interest

payments on the Issuer's U.S. dollar indebtedness would increase and may affect the Issuer's ability to meet its dollar-denominated debt obligations, including its obligations under the Notes.

As of March 31, 2002, 5.6% of the Issuer's indebtedness was denominated in U.S. dollars, and the Issuer may in the future incur additional non-peso-denominated indebtedness. A decrease in the value of the peso relative to other currencies would increase the cost in pesos to the Issuer of its non-peso-denominated indebtedness and its other non-peso-denominated expenses and would also result in foreign exchange losses. Since substantially all of the Issuer's revenue is denominated in pesos, such increased costs would not be offset by any exchange-related increase in revenue. The Issuer does not currently hedge against the risk of exchange rate fluctuations, although it may do so in the future.

In the past, the Mexican economy has suffered balance of payment deficits and shortages in foreign exchange reserves and the Mexican government has responded by restricting the ability of Mexican or foreign persons or entities to convert pesos to foreign currencies generally, and U.S. dollars in particular. The Mexican government may institute a restrictive exchange control policy in the future. Any restrictive exchange control policy could prevent or restrict the Issuer's access to U.S. dollars to meet its dollar-denominated debt obligations, including payment on the Notes, and could also have a material adverse effect on the Issuer's business, financial condition and results of operations.

Inflation

Although the inflation level has dropped steadily since 1998, in the past Mexico has experienced periods of high inflation. Inflation has led to higher interest rates, devaluations of the peso and, during the 1980's and 1990's, substantial government controls over exchange rates and prices. Since a material portion of the Issuer's operating costs (particularly labor costs) are denominated in pesos, continued high rates of inflation in Mexico may cause their operating costs to increase. Fluctuations in inflation could have a material impact on the financial condition and the operating results of the Issuer. The annual rates of inflation, as measured by changes in the NCPI, as published by the Mexican Central Bank, were 4.40%, 8.96% and 12.32% for the years 2001, 2000 and 1999.

Declaration of Bankruptcy

If the Issuer were declared bankrupt by a Mexican court or if the Issuer were subject to a reorganization proceeding in a Mexican court, its obligations under the Notes:

- would be converted into pesos at the exchange rate prevailing at the time of a declaration of bankruptcy or reorganization and from pesos into inflation indexed units at the exchange rate prevailing at that time;

- would be dependent upon the outcome of the bankruptcy or reorganization proceedings and payment, if any, would occur at the time claims of all of its unsecured creditors are satisfied if and to the extent funds are sufficient; and

- would cease to accrue interest.

In addition, Mexican law provides preferential treatment for certain claims, such as those relating to taxes, labor and secured creditors. See "Investment Considerations – New Bankruptcy Law in Mexico".

The Effect of Economic Developments in Other Countries on Mexico

The Issuer's financial condition and results of operations may be affected by economic developments in countries, such as Chile, where the Issuer has operations. In addition, the market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Investors' reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. In 1997 and 1998, prices of both Mexican debt securities and Mexican equity securities dropped substantially as a result of a sharp drop in the value of Asian markets and the economic crises in Russia and in Brazil. In 2002, the prices of Mexican securities have been adversely affected by the economic crisis in Argentina. No assurances can be given that the current economic crisis in Argentina will not have further adverse

effects on the Mexican economy or on the prices of Mexican securities. Also, the market for Mexican securities is influenced, to varying degrees, by economic and market conditions in the United States. Mexican securities markets may be negatively affected by rising interest rates in the U.S. and, more generally, events that increase the cost of investing outside the United States. The market value of the Notes could be adversely affected by events elsewhere, especially in emerging market countries.

Different Corporate Disclosure Standards and Accounting Standards

There is less publicly available information about the Issuer than would be available about issuers listed on stock exchanges in the U.S. or certain other countries, which may result in investors having less information with which to monitor and analyze the Issuer. The Issuer prepares its Consolidated Financial Statements in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. In particular, under Mexican GAAP, the Issuer must incorporate the effects of inflation directly in its accounting records and published financial statements. The effects of the differences between Mexican GAAP and U.S. GAAP have not been quantified, although management believes that the effect of such differences could be material to reported consolidated net income and stockholders' equity. The Issuer has not prepared a reconciliation of its Consolidated Financial Statements with U.S. GAAP. See Annex A—"Description of Certain Differences Between Mexican GAAP and U.S. GAAP."

EXCHANGE RATES

Prior to December 1994, the Mexican Central Bank kept the peso-U.S. dollar exchange rate within a range prescribed by the government through intervention in the foreign exchange market. In December 1994, the government suspended intervention and allowed the peso to float freely against the U.S. dollar. The peso declined sharply in value in December 1994 and continued to fall under conditions of high volatility in 1995. In 1996 and most of 1997, the peso fell more slowly and was less volatile. In the last quarter of 1997 and for much of 1998, the foreign exchange markets were volatile as a result of financial crises in Asia and Russia and financial or political turmoil in countries including Brazil and Venezuela. The peso declined during this period, but has been relatively stable since 1999. The Issuer cannot assure that the government will maintain its current policies with regard to the peso or that the peso will not further depreciate or appreciate significantly in the future. The following table sets forth, for the periods indicated, the exchange rate published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar.

	Noon Buying Rate[1]			
Year Ended December 31,	High	Low	Average[2]	Period End
1996	8.045	7.325	7.635	7.881
1997	8.410	7.717	7.917	8.070
1998	10.630	8.040	9.152	9.901
1999	10.600	9.243	9.553	9.480
2000	10.087	9.188	9.459	9.618
2001	9.972	8.946	9.337	9.160
2002 (through June 28)	9.980	9.000	—	9.980

(1) Source: Federal Reserve Bank of New York
(2) Average of month-end rates

Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the ability of the Issuer to meet its U.S. dollar-denominated obligations, including its obligations under the Notes. See "Investment Considerations—Investment Considerations Relating to Mexico-Exchange Rates; Liabilities in Dollars."

USE OF PROCEEDS

The proceeds generated by the offering and sale of the Notes shall be used for general corporate purposes, including the refinancing of indebtedness, and as otherwise indicated in the applicable pricing supplement.

SHORT-TERM DEBT AND CAPITALIZATION

The following table sets forth the short-term debt and capitalization (total liabilities and stockholders' equity) of the Issuer as of March 31, 2002, as derived from the Issuer's Q1 BMV Report as of and for the three-month period ended March 31, 2002, included elsewhere in this Information Memorandum.

As at March 31, 2002, the Issuer had fully subscribed and paid up capital of 112,851,000 nominative registered shares with no par value, all of which were common shares.

This data should be read in conjunction with the Issuer's Consolidated Financial Statements as of and for each of the three years ended December 31, 2001, 2000 and 1999 and notes thereto, and the Q1 BMV Report as of and for the three-month period ended March 31, 2002 and 2001, included elsewhere in this Information Memorandum.

Since March 31, 2002 there has been no material change in the capitalization of the Issuer.

	As of March 31, 2002.	
	Actual	
	(In thousands of constant pesos as of March 31, 2002)	(In thousands of US$)[1]
Cash and cash equivalents	461,792	51,219
Short-term debt and current portion of long-term debt:		
Notes payable	1,486,535	164,877
Current portion of long-term debt[2]	111,238	12,338
Total short-term debt and current portion of long-term debt	1,597,774	177,215
Long-term debt, excluding current portion	844,372	93,653
Stockholders' equity:		
Common stock	363,213	40,285
Additional paid-in capital	2,215,502	245,730
Retained earnings	2,101,482	233,084
Insufficiency in restated stockholders' equity	(2,004,953)	(222,377)
Cumulative effect of deferred income tax	(559,532)	(62,060)
Reserve for purchase of own stocks	211,996	23,513
Cumulative translation adjustment	(169)	(19)
Majority stockholders' equity	2,327,540	258,157
Minority stockholders' equity	36,096	4,004
Total stockholders' equity	2,363,636	262,160
Total capitalization	4,805,781	533,028

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of 9.0160 pesos per U.S. dollar as of March 27, 2002.

(2) Includes U.S10.4 million aggregate principal amount of notes due in May 2002 issued under the Issuer's global medium term note program established in 1997.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

The following table sets forth the Issuer's selected consolidated financial data for each of the periods presented. The data as of and for each of the three years ended December 31, 2001, 2000 and 1999 has been derived from the Issuer's Consolidated Financial Statements and notes thereto included elsewhere in this Information Memorandum. The data as of and for the three-month period ended March 31, 2002 and 2001 has been derived from the Issuer's Q1 BMV Report included elsewhere in this Information Memorandum.

The Issuer's Consolidated Financial Statements and Q1 BMV Report have been prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. See Annex A—"Description of Certain Differences Between Mexican GAAP and U.S. GAAP."

Pursuant to Mexican GAAP, the Consolidated Financial Statements, the Q1 BMV Report and the selected consolidated financial information set forth below provide for the recognition of certain effects of inflation by restating non-monetary assets at current replacement cost, restating the components of stockholders' equity using the NCPI and recording gains and losses in purchasing power from holding monetary liabilities or assets. Mexican GAAP also requires restatement of all financial statements to constant pesos as of the date of the most recent balance sheet presented, and, accordingly, all data in the Consolidated Financial Statements, the Q1 BMV Report and in the selected consolidated financial information set forth below have been restated in constant pesos as of March, 27, 2002.

The selected consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, the notes thereto and the Q1 BMV Report which are included elsewhere in this Information Memorandum.

	Three Months Ended March 31,			Years Ended December 31,			
	2002	2002	2001	2001	2001	2000	1999
	millions of US$)	(millions of constant pesos restated as of March 27, 2001)		millions of US$)	(millions of constant pesos restated as of March 27, 2002)[1]		
Income Statement Data:							
Revenues	120,928	1,090,287	1,005,838	529,569	4,774,592	4,988,903	4,798,067
Costs	89,782	809,473	748,874	391,617	3,530,822	3,710,724	3,451,231
Gross profit	31,146	280,814	256,964	137,951	1,243,770	1,278,179	1,346,836
Selling, general and administrative expenses	14,397	129,801	124,819	63,486	572,389	620,122	510,401
Operating income	16,749	151,013	132,145	74,466	671,382	658,058	836,435
Net comprehensive financing cost	5,446	49,097	56,428	25,858	233,133	340,310	303,100
Other income (expense)-net	781	7,045	15,999	1,226	11,052	6,100	37,927
Income before income tax, employee statutory profit sharing, extraordinary items and minority interest	10,523	94,871	59,718	47,382	427,196	311,647	495,407
Provisions	3,657	32,968	12,995	15,237	137,381	106,583	33,674
Minority interest	-9	-81	-2,571	-635	-5,728	-40,479	-26,284
Discontinued operations	0	0	5,221	1,223	11,026	87,941	68,163
Consolidated net income	6,875	61,984	44,073	31,557	284,518	157,602	419,854
Balance Sheet Data:							
Cash and cash equivalents	51,219	461,792	294,773	76,767	692,129	578,472	371,613
Total current assets	560,510	5,053,557	5,241,546	528,775	4,767,432	5,100,830	4,884,844
Total assets	664,373	5,989,989	6,169,402	665,211	5,997,541	6,146,668	6,203,564
Short-term debt[2]	177,215	1,597,774	1,493,652	163,825	1,477,047	1,419,164	1,579,934
Total current liabilities	241,375	2,176,238	2,192,257	239,102	2,155,748	2,196,033	2,438,951
Long-term debt	93,653	844,372	913,201	98,327	886,520	938,243	652,849
Majority stockholders' equity	258,157	2,327,540	2,219,868	256,371	2,311,438	2,221,866	2,911,167
Minority stockholders' equity	4,003	36,095	91,606	10,932	98,562	92,571	131,985
Total stockholders' equity	262,160	2,363,635	2,311,474	267,303	2,410,000	2,314,437	3,043,152
Other Financial Information:							
Operating income	16,749	151,013	132,145	74,466	671,382	658,058	836,435
Capitalized ICF[3]	5,290	47,693	48,329	24,342	219,464	224,323	181,869
Depreciation and amortization	3,257	29,369	29,734	10,581	95,396	87,341	91,663
EBITDA[4]	25,297	228,075	210,208	109,388	986,242	969,722	1,109,966
Net Interest Expense:							
Interest expense	4,182	37,701	53,030	24,275	218,863	219,536	168,354
Interest capitalized[5]	7,242	65,297	80,371	35,243	317,755	386,583	367,784
Interest income	-716	-6,458	-8,988	-4,887	-44,058	-26,335	-38,744
Net interest expense	10,708	96,540	124,413	54,632	492,560	579,785	497,394
EBITDA margin	20.9%	20.9%	20.9%	20.7%	20.7%	19.4%	23.1%
EBITDA/net interest expense	2.16	2.16	1.60	2.00	2.00	1.67	2.23
Net debt/EBITDA[6]	1.97	1.97	2.30	1.69	1.69	1.83	1.68
Total debt/EBITDA	2.43	2.43	2.62	2.40	2.40	2.43	2.01
Total debt/total capitalization	50.8%	50.8%	51.0%	49.5%	49.5%	50.5%	42.3%
Net debt/total capitalization[6]	41.2%	41.2%	44.8%	35.0%	35.0%	38.1%	35.3%

	Three Months Ended March 31,			Years Ended December 31,			
	2002	2002	2001	2001	2001	2000	1999
Other data:							
Entry-level affordable homes sold	5,186	5,186	4,791	25,115	25,115	26,577	25,803
Average entry-level affordable home sales price[7]	$23,467	Ps.211,580	Ps.221,648	$23,437	Ps.211,311	Ps.202,118	Ps.204,395
Mortgage commitment backlog[8]	46,511	46,511	53,515	46,237	46,237	54,476	43,374

---

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of 9.0160 pesos per U.S. dollar as of March 27, 2002.

(2) Includes notes payable to banks, including construction financing, and the current portion of long-term debt.

(3) Represents interest expense and monetary position gains of accounting capitalized in inventory and included in costs of goods sold pursuant to the percentage of completion method of accounting. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Certain Accounting Policies—Capitalized Interest on Construction Financing."

(4) EBITDA represents operating income before income taxes, depreciation and amortization, plus the amount of interest expense and monetary position gains capitalized in inventory and included in costs of goods sold (which is referred to as "Costs" in the Consolidated Financial Statements) pursuant to the percentage of completion method of accounting. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Certain Accounting Policies—Revenue and Cost Recognition.") EBITDA is not a measure of financial performance under Mexican GAAP and should not be construed as an alternative measure to (a) net income or operating income (as defined in accordance with Mexican GAAP) as an indicator of the Issuer's operating performance, or (b) resources provided by operating activities (as defined in accordance with Mexican GAAP) as a measure of the Issuer's liquidity. EBITDA is included because it is a widely accepted financial indicator used by investors to analyze and compare companies on the basis of operating performance. EBITDA as presented may not be comparable to similarly titled measures reported by other companies because not all companies necessarily calculate EBITDA in an identical manner and, therefore, is not necessarily an accurate means of comparison between companies.

(5) Represents interest expense capitalized in inventory and included in costs pursuant to the percentage of completion method of accounting. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Certain Accounting Policies—Capitalized Interest on Construction Financing."

(6) Net debt represents total debt less cash and cash equivalents.

(7) Weighted average price of homes sold by the Issuer in Mexico as of the end of each period expressed in constant pesos of 9.0160 pesos per U.S. dollar as of March 27, 2002.

(8) Represents the number of unsold homes for which mortgage financing will be made available by INFONAVIT or the Sociedad Hipotecaria, once the Issuer locates qualified homebuyers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Mortgage Commitment Backlog".

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Information Memorandum. The Consolidated Financial Statements have been prepared in accordance with Mexican GAAP and, unless otherwise specified, along with the other financial information included herein, are restated in constant pesos as of March 31, 2002. See "Presentation of Financial Information." Mexican GAAP differs in certain significant respects from U.S. GAAP. See "Investment Considerations—Investment Considerations Relating to Mexico—Different Corporate Disclosure Standards and Accounting Standards" and "Annex A—Description of Certain Differences Between Mexican GAAP and U.S. GAAP."

Certain Accounting Policies

Revenue and Cost Recognition

The Issuer uses the percentage of completion method of accounting to account for revenues and costs, measuring progress towards completion in terms of actual costs incurred to the estimated cost of a project. See Note 1(o) to the Consolidated Financial Statements. The percentage of completion method of accounting requires management to determine periodically the percentage of budgeted expenditures incurred to date for each housing development. The Issuer prepares revised budgets for each development on a monthly basis. The Issuer applies the percentage of completion method to recognize revenues from its real estate development and housing construction contracts when the following conditions have been met: (i) the homebuyer has made the required downpayment (normally 10% of the price of the home), (ii) the homebuyer has signed a sales contract, and (iii) the homebuyer has submitted all required documents to the mortgage lender and has been approved for or has independently obtained a mortgage loan. The Issuer applies the percentage of completion method for its construction activities (other than its development activities) upon commencement of construction based on the contract price.

Under the percentage of completion method of accounting, revenues for work completed may be recognized prior to receipt of actual cash proceeds. Cash proceeds from the sale of a housing unit are received by the Issuer at closing when title to the home is transferred to the homebuyer. Revenues in excess of billings are included on the Issuer's balance sheet in current accounts receivable and any cash proceeds received by the Issuer as advance payments prior to completion of the actual work related to such payments, including customer downpayments, are included in current assets as reductions of unbilled receivables from construction work in progress. Historically, the Issuer has maintained a reserve for sales contract cancellations, which represents 0.5% of sales. The Issuer has not previously utilized this reserve for sales contract cancellations.

Capitalized Interest on Construction Financing

The Issuer incurs construction financing to fund each project. As permitted by Mexican GAAP, the Issuer capitalizes the cost of construction financing as opposed to including such costs in net comprehensive financing costs as do other Mexican companies in the same business as the Issuer. The interest expense and associated monetary gain or loss incurred in connection with such construction financing are not included in net comprehensive financing cost, but are capitalized as a component of inventory. Under the percentage of completion method of accounting, as each project is completed, inventory is reduced by a portion of such interest expense and monetary gain, which is then included in costs.

Effects of Bulletin D-4

The new Bulletin D-4 "Accounting Treatment of Income Tax, Tax on Assets and Employee Statutory Profit-sharing" ("Bulletin D-4") under Mexican GAAP, which relates to accounting for deferred taxes, became effective on January 1, 2000. Bulletin D-4 requires the Issuer to calculate deferred income taxes by using the comprehensive asset and liability method. Pursuant to this method, deferred income taxes are calculated by applying the applicable income tax rate to the temporary differences between the accounting and tax values of assets and liabilities as of the date of the relevant financial statements. As of January 1, 2000, adoption of Bulletin D-4 resulted in a cumulative increase in deferred tax liabilities, and a corresponding decrease in the Issuer's stockholders' equity, in the amount of Ps.559.5 million (US$62.1 million). Bulletin D-4 will continue to impact the Issuer's tax provisions in future periods. See Note 1(r) to the most recent Consolidated Financial Statements.

Variability of Quarterly Results

The Mexican affordable housing industry experiences significant revenue variability due to the operating cycles of the various institutions that provide mortgage financing to the sector. The programs, budgets and changes in the authorized policies of the banks, government entities, development funds and housing agencies typically are approved during the first calendar quarter of the year, the majority of construction begins at the end of the first quarter and completion of most homes occurs during the third and fourth quarters. Because the Issuer adheres to the percentage of completion method of revenue recognition, the Issuer also tends to recognize significantly higher levels of income in the third and fourth quarters as construction is completed and sales activities are highest. As a result, the Issuer's debt levels have been and continue to be highest in the second and third quarters of its fiscal year because of higher levels of production. See Note 1 to the most recent Consolidated Financial Statements.

Mortgage Commitment Backlog

The Issuer measures its backlog ("mortgage commitment backlog") in terms of the number of unsold homes for which the Issuer has received commitments from INFONAVIT or the Sociedad Hipotecaria that, once the Issuer locates qualified homebuyers, mortgage financing will be made available to such homebuyers. The backlog increases in quantity as mortgages are approved and decreases as the homes are sold. The Issuer's method of calculating backlog is different from the convention in the United States, where homebuilders generally measure backlog in terms of the number of uncompleted homes for which sales contracts have been executed. Historically, the Issuer has been able to locate qualified homebuyers and enter into sales contracts for substantially all of its homes prior to the completion of construction of such homes.

The Issuer begins development of its housing projects only after receiving confirmation from a mortgage provider that mortgage financing will be made available to qualified homebuyers, at which time the number of homes for which the Issuer has received such confirmations are included in the Issuer's mortgage commitment backlog. See "Business—Operations—Mortgage Financing." When a potential homebuyer is approved for mortgage financing and enters into a sales contract with the Issuer, the home is removed from the Issuer's mortgage commitment backlog and revenues and costs with respect to such home begin to be recognized as discussed in "—Revenue and Cost Recognition" above.

As of March 31, 2002, December 31, 2000 and December 31, 1999, the Issuer had a mortgage commitment backlog (which includes commitments through Geofácil) of 46,237, 54,476 and 43,374 homes, respectively, with estimated sales values aggregating Ps.9,770.4 million (U.S.$1,083.7 million), Ps.11,010.6 million (U.S.$1,221.2 million) and Ps.$8,865.4 million (U.S.$983.3 million), respectively. See "Business—Activities—Projects and Backlog". No assurance can be given when revenues or cash payments in respect of the mortgage commitment backlog will be recognized or received, if at all. Homebuyer defaults, changes in government policy regarding mortgages or other unanticipated economic, political or other events could render estimates as to backlog materially inaccurate.

Termination of GEO-Beazer Operations

GEO-Beazer, L.P. ("GEO-Beazer"), a limited partnership under the laws of the State of Texas and a subsidiary of the Issuer, is currently in the process of terminating operations in the United States. GEO-Beazer is a business dedicated to the development of economical housing in the United States created through the joint venture between the Issuer and Beazer Homes USA, Inc. ("Beazer"). The Issuer owns 51% of GEO-Beazer and Beazer owns the remaining 49%. Terminating the operations of GEO-Beazer involves the completion of the affordable housing project entitled "Oasis Ranch," which is currently anticipated to occur by the end of the first quarter of 2002, in addition to the liquidation of certain fixed assets, inventories and land and the payment of outstanding debt. In 2000 and in 2001 the Issuer's loss in respect of discontinued operations of GEO-Beazer was Ps.87.9 million (US$9.7 million) and Ps.11.0 million (US$1.2 million), respectively. See Note 21 to the most recent Consolidated Financial Statements.

Results of Operations

The following table sets forth selected data for the periods discussed in this section, expressed as a percentage of the Issuer's total revenues.

	Three Months Ended March 31,		Years Ended December 31,		
	2002	2001	2001	2000	1999
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Costs	74.24	74.45	73.95	74.38	71.93
Gross profit	25.76	25.55	26.05	25.62	28.07
Selling, general and administrative expenses	11.91	12.41	11.99	12.43	10.64
Operating income	13.85	13.14	14.06	13.19	17.43
Net comprehensive financing cost(1)	4.50	5.61	4.88	6.82	6.32
Net income of majority stockholders	5.69	4.38	5.96	3.16	8.75
Net loss of minority stockholders	(0.01)	(0.26)	(0.12)	(0.81)	(0.55)
Consolidated net income	5.70	4.61	6.08	3.97	9.3
EBITDA(2)	20.92	20.90	20.66	19.44	23.13

(1) Represents interest income, interest expense and monetary position gains and losses and excludes capitalized interest (including the corresponding monetary position gains) included in inventory or expensed through cost of goods sold.

(2) EBITDA represents operating income before income taxes depreciation and amortization, plus the amount of interest expense and monetary position gains capitalized in inventory and included in costs of goods sold (which is referred to as "Costs" in the Consolidated Financial Statements) pursuant to percentage of completion method of accounting. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Certain Accounting Policies—Revenue and Cost Recognition.") EBITDA is not a measure of financial performance under Mexican GAAP and should not be construed as an alternative measure to (a) net income or operating income (as defined in accordance with Mexican GAAP) as an indicator of the Issuer's operating performance, or (b) resources provided by operating activities (as defined in accordance with Mexican GAAP) as a measure of the Issuer's liquidity. EBITDA is included because it is a widely accepted financial indicator used by investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA as presented may not be comparable to similarly titled measures reported by other companies because not all companies necessarily calculate EBITDA in an identical manner and, therefore, EBITDA is not necessarily an accurate means of comparison between companies.

Three Months Ended March 31, 2002 Compared to the Three Months Ended March 31, 2001

Revenues

Total revenues increased Ps.84.4 million, or 8.4%, to Ps.1,090.3 million in the first three months of 2002 from Ps.1,005.8 million in the same period of 2001. This increase was attributable to the increase in the number of homes sold in the first three months of 2002, as compared to the same period in 2001. The total number of homes sold by the Issuer in the first three months of 2002 was 5,186, an 8.2% increase from 4,791 homes sold in the same period of 2001.

Gross Profit

Costs increased Ps.60.6 million, or 8.1%, to Ps.809.5 million in the first three months of 2002 from Ps.748.9 million in the same period of 2001, primarily reflecting the increase in homes sold. Gross profit increased Ps. 23.9 million or 9.3% to Ps.280.8 million in the first three months of 2002 compared to Ps.257.0 million in the same period of 2001. The Issuer's gross profit margin increased to 25.8% as of March 31, 2002 from 25.5% in 2001. Gross margin variations were principally caused by lower interest rates that impacted the Issuer's capitalized interest expenses and lower cost of licenses and permits.

Selling, General and Administrative Expenses

For the three months ended March 31, 2002, selling, general and administrative expenses, which include salaries, rent, utility fees and other general and administrative expenses of the Issuer, were Ps.129.8 million, a 4.0% increase from Ps.124.8 million in the same period of 2001. Selling, general and administrative expenses decreased to 11.9% of revenues in 2002, as compared to 12.4% in 2001 due to strict cost controls implemented by the Issuer in the fourth quarter of 2000.

EBITDA

EBITDA increased Ps.17.9 million, or 8.5%, to Ps.228.1 million in the three months ended March 31, 2002 from Ps.210.2 million in the same period of 2001. Increase in gross profit and strict control of selling, general and administrative expenses were the principal contributers to the expansion in EBITDA during such three month period. The ratio of EBITDA to net interest expense as of March 31, 2002 was 2.16 to 1.0.

Net Comprehensive Financing Cost

Net comprehensive financing cost decreased Ps.7.3 million, or 12.9%, to Ps.49.1 million for the three month period ended March 31, 2002 from Ps.56.4 million in the same period of 2001, as a result of a better mix of financial liabilities as well as a result of a reduction in interest rates in Mexico during the period.

Net Income

Consolidated net income increased Ps.17.9 million or 40.6% to Ps.62.0 million in the first three months of 2002 from Ps.44.1 million in the same period of 2001. Net income before minority interest ("majority net income") increased 49.2% to Ps.61.9 million in 2002 from Ps.41.5 million in 2001.

Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

Revenues

Total revenues decreased Ps.214.3 million, or 4.3%, to Ps.4,774.6 million in 2001 from Ps.4,988.9 million in 2000. This decrease was attributable to the decrease in the number of homes sold in 2001. The total number of homes sold by the Issuer in 2001 was 25,115 a 5.5 decrease from 26,577 homes sold in 2000. In 2000, the Issuer made a strategic decision to accelerate production in the first six months of 2000 to enable it to deliver finished homes and collect payments on a timely basis from INFONAVIT and FOVI in light of uncertainties concerning the Mexican government and potential changes in administration at the end of 2000.

Gross Profit

Costs decreased Ps.179.9 million, or 4.8%, to Ps.3,530.8 million in 2001 from Ps.3,710.7 million in 2000, primarily reflecting the decrease in homes sold. Gross profit decreased Ps.34.4 million or 2.7% to Ps.1,243.7 million in 2001 compared to Ps.1,278.2 million in 2000. The Issuer's gross profit margin increased to 26.1% in 2001 from 25.6% in 2000.

Selling, General and Administrative Expenses

In 2001, selling, general and administrative expenses, which include salaries, rent, utility fees and other general and administrative expenses of the Issuer, were Ps.572.4 million, a 7.7% decrease from Ps.620.1 million in 2000. Selling, general and administrative expenses decreased to 12.0% of revenues in 2001, as compared to 12.4% in 2000 due to the policy of austerity implemented by the Issuer in the fourth quarter of 2000.

EBITDA

EBITDA increased Ps.16.5 million, or 1.7%, to Ps.986.2 million in 2001 from Ps.969.7 million in 2000. Construction efficiencies in addition to a declining SG&A were the main drivers that caused the expansion in EBITDA during the year. The ratio of EBITDA to net interest expense in 2001 was 2.0 to 1.0.

Net Comprehensive Financing Cost

Net comprehensive financing cost decreased Ps.107.2 million, or 31.5%, to Ps.233.1 million in 2001 from Ps.340.3 million in 2000, as a result of a better mix of financial liabilities as well as by a reduction in interest rates in Mexico during the period.

Provisions

Provisions increased Ps.30.8 million, or 28.9%, to Ps.137.4 million in 2001 from Ps.106.6 million in 2000. The Issuer has income tax loss carryforwards and recoverable asset tax credits available which have permitted it to reduce its tax payments. The tax loss carryforwards and recoverable asset taxes expire from 2003 through 2010. See "Certain Accounting Policies—Effects of Bulletin D-4", "Certain Accounting Policies—Income Tax, Assets Tax and Employees' Statutory Profit Sharing," and Notes 1(n) and 20 to the most recent Consolidated Financial Statements.

Net Income

Consolidated net income increased Ps.126.9 million or 80.5%, to Ps.284.5 million in 2001 from Ps.157.6 million in 2000. Net income before minority interests ("majority net income") increased 138.1% to Ps.278.8 million in 2001 from Ps.117.1 million in 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Revenues

Total revenues increased by Ps.190.8 million, or 4.0%, to Ps.4,988.9 million in 2000 from Ps.4,798.1 million in 1999. This increase was principally attributable to the increase in the number of homes sold in 2000 to 26,577, a 3.0% increase from 25,803 homes sold in 1999. In 2000, 50.5% of the Issuer's revenue was generated in the first half of the year while the remaining 49.5% was derived in the remainder of the year. The Issuer accelerated production in the first half of 2000 to enable it to deliver finished homes and collect payments on a timely basis from INFONAVIT and FOVI in light of uncertainties concerning the Mexican government and potential changes in administration at the end of 2000.

The average price of homes sold by the Issuer increased, in nominal terms, from Ps.177,269 in 1999 to Ps.202,118 in 2000 but decreased 1.1% in real terms to Ps.202,118 in 2000 from Ps.204,295 in 1999. The decrease in real terms was a direct result of the Issuer's marketing strategy to increase the production of housing units within lower price ranges.

During 2000, the Issuer began construction of 68 new projects. In accordance with the Issuer's decision to accelerate production in the first half of 2000, of these projects, 27 were commenced in the first quarter, 19 were commenced in the second quarter, 14 during the third quarter and eight in the fourth quarter.

Sales of homes in INFONAVIT-financed projects represented 73.7% of revenues in 2000, an increase from approximately 72.3% of revenues in 1999. This is a result of increased availability of mortgages provided by INFONAVIT. Sale of homes in FOVI-financed projects (including through a SOFOL) decreased to 20.2% of revenues in 2000, from 21.6% of revenues in 1999, as FOVI decreased the amount of mortgages available in the market. See "The Mexican Housing Industry—The Housing Financing System—Mortgage Providers." The remaining 6.1% of sales was from international operations.

Gross Profit

Gross profit decreased Ps.68.6 million, or 5.1%, to Ps.1,278.2 million in 2000 from Ps.1,346.8 million in 1999. The Issuer's gross profit margin decreased to 25.6% in 2000 from 28.1% in 1999. The decrease in gross profit margin is due to increased costs associated with acquiring land under the Issuer's land outsourcing strategy (including premiums paid to land owners to enter into such outsourcing arrangements), the 1.1% decrease in the average sales price, in real terms, in 2000 compared to 1999 and increased labor costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased Ps.109.7 million, or 21.5%, to Ps.620.1 million in 2000 from Ps.510.4 million in 1999. This increase was due to an increase in salaries from market pressure, increased advertising expenses due to increased competition in the northern and central regions of Mexico, expenses related to the termination of approximately 500 administrative employees in 2000, investment in the newly created GEO Loyalty program and other miscellaneous expenses.

EBITDA

EBITDA decreased Ps.140.2 million, or 12.63%, to Ps.969.7 million in 2000 from Ps.1,110.0 million in 1999 primarily reflecting the decrease in operating income. The ratio of EBITDA to net interest expense was 1.7 to 1.0 for 2000 as compared to 2.2 to 1.0 for 1999.

Net Comprehensive Financing Cost

Net comprehensive financing cost increased Ps.37.2 million, or 12.3% to Ps.340.3 million in 2000 from Ps.303.1 million in 1999. Interest expense increased 51.2 million, or 30.4%, to Ps.219.5 million in 2000 from Ps.168.4 million in 1999, due to the issuance in June 2000 of Ps.300 million notes due August 2003 under the Issuer's Mexican medium term note program. The net proceeds of this issuance were used to restructure short-term debt. In 1999, a portion of interest on short-term debt was capitalized as the debt was directly associated with specific construction projects. In 2000, all of the interest associated with the Ps.300 million medium term notes is included in net comprehensive financing costs as such notes were not directly associated with specific construction projects and, thus, not capitalized. Interest income decreased Ps.12.4 million, or 32.1%, to Ps.26.3 million in 2000 from Ps.38.7 million in 1999 due to lower average cash balances and lower interest rates. The Issuer experienced a net exchange loss of Ps.7.0 million in 2000 compared to a net exchange gain of Ps.22.8 million in 1999 due to the depreciation of the peso in 2000. Monetary position loss for 2000 was Ps.140.1 million compared to monetary position loss of Ps.196.3 million in 1999, representing a decrease of Ps.56.2 million, or 28.6%, due to lower inflation in 2000.

Provisions

Provisions increased Ps.72.9 million, or 216.3%, to Ps.106.6 million in 2000 from Ps.33.7 million in 1999 primarily due to a charge of Ps.106.6 million for deferred income taxes as required by Bulletin D-4 effective January 1, 2000. For this reason, this income statement item for 2000 is not comparable to 1999. The cumulative effect of Bulletin D-4 on the Issuer's balance sheet was a deferred tax liability of Ps.559.5 million, which had the effect of decreasing stockholders' equity by the same amount. See "—Effects of Bulletin D-4," "—Income Tax, Assets Tax and Employees' Statutory Profit Sharing."

Net Income

Consolidated net income decreased Ps.262.3 million to Ps.157.6 million in 2000 from Ps.419.9 million in 1999. Majority net income decreased Ps.276.4 million, or 70.22% to Ps.117.1 million in 2000 from Ps.393.6 million in 1999. The decrease in consolidated net income is primarily due to the Ps.68.7 million decrease in gross profit in 2000 and the application of Bulletin D-4, which resulted in a Ps.106.6 million charge for deferred income taxes in "Provisions" which was not required to be made in 1999.

Income Tax, Assets Taxes and Employees' Statutory Profit Sharing

Effective January 1, 1999, the statutory rate of Mexican corporate income tax changed from 34% to 35%. The tax rate for 2002 is 35%. By means of a transitory provision of the Mexican federal income tax law, the corporate income tax rate shall be 34% for 2003, 33% for 2004 and 32% for 2005.

Taxable income normally differs significantly from accounting income due to differences with respect to amounts recorded to reflect the effects of inflation and timing differences affecting accounting and taxable income in different periods. These timing differences mainly arise from land acquisition costs which are recognized as an expense for tax purposes upon the purchase of land. The Issuer's land purchases, therefore, serve to defer taxes, the effect of which is enhanced during periods of growth. With the adoption of Bulletin D-4, the Issuer is required to

recognize the deferred tax effect for all temporary differences whether they are recurring or not. See Notes 1(m) and 20 to the most recent Consolidated Financial Statements.

An asset tax, equivalent to an alternate minimum tax, is payable at the rate of 1.8% on the net amount of certain assets and liabilities, but only to the extent the amount of asset tax exceeds the income tax due. Asset tax paid may be recovered over the following ten year period, to the extent income tax exceeds asset tax in those years.

The Issuer, as stipulated by law, is required to pay its employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10% of its pre-tax income (calculated without reference to inflation adjustments, tax loss carryforwards and after deduction of certain expenses). In addition, the Issuer pays its employees, including senior management, special annual bonuses, depending upon each employee's function and performance relative to targets. See "Management—Incentive Program." If statutory employee profit sharing is payable in any year, a portion of the special bonus equal thereto is accounted for under employees profit sharing. If the aggregate of the special expenses exceeds the statutory profit sharing amount, the excess is accounted for under selling, general and administrative expenses.

Accordingly, the Issuer's provision for income tax, asset tax, deferred tax and employee profit sharing for the years 2000, 1999 and 1998 was Ps.106.6 million, Ps.33.7 million and Ps.8.0 million, respectively, which represented 34.2%, 6.8% and 2.7% of the Issuer's income from continuing operations before provisions and equity in income of associated companies for the respective years. As a result of the application of Bulletin D-4, the provision for deferred income tax was Ps.106.5 million in 2000, which represented 34.2% of the Issuer's income from continuing operations before provisions and equity in income of associated companies. The Issuer has tax loss carryforwards and recoverable asset tax credits which expire from 2003 through 2010. See Note 20 to the most recent Consolidated Financial Statements.

Liquidity and Capital Resources

The Issuer has experienced, and expects to continue to experience, substantial liquidity and capital resource requirements, principally to finance development and construction of homes pending payment for completed and delivered homes.

As of March 31, 2002, the Issuer had Ps.461.8 million of cash and cash equivalents and Ps.2,442.1 million of outstanding indebtedness for money borrowed (of which Ps.1,006.9 million was construction financing of projects under development), as compared to Ps.294.8 million of cash and cash equivalents and Ps.2,352.9 million of outstanding indebtedness (of which Ps.1,038.4 million was construction financing of projects under development) as of March 31, 2001. As of March 31, 2002, Ps.1,597.8 million of the total outstanding indebtedness for money borrowed by the Issuer consisted of short-term indebtedness and current maturities of long-term debt. Working capital of the Issuer as of March 31, 2002 was Ps.2,877.3 million, as compared to Ps.3,049.3 million as of March 31, 2001.

Although the Issuer does not commence construction of any development until the availability of mortgage financing for qualified homebuyers is assured, it does acquire land and perform its licensing, permitting and certain infrastructure development activities prior to receiving confirmation of the availability of mortgage financing or any significant amounts from the purchasers of homes. Proceeds from the sales of homes are not received by the Issuer until the homes are completed and delivered, which generally occurs four to six months after signing the sales contract. As a result, the Issuer finances substantially all of its development and construction activities through external borrowings, especially bridge loans, and through internally generated funds.

The Issuer's primary sources of liquidity are (i) commercial banks and other financial institutions participating in the INFONAVIT and Sociedad Hipotecaria programs, (ii) its domestic commercial paper programs, (iii) financing from sellers and suppliers of land and other goods and services, (iv) down-payments from homebuyers, (v) securitizations of accounts receivable and future rights of collection and (vi) cash flow from operations. The Issuer's commercial paper program, for which three Mexican commercial banks are Dealers, has provided lower cost of funding than that available directly from banks as construction financing. The aggregate amount of the Issuer's commercial paper programs is Ps.400 million, and as of March 31, 2002, the Issuer had Ps.146.6 million principal amount outstanding.

During 2001, the Issuer made three issuances of medium term notes in Mexico. The notes of all three issuances bear interest at the Mexican interbank lending rate (*Tasa de Interés Interbancaria de Equilibrio* or TIIE) plus 3.0%. On August 16, 2001, the Issuer issued medium term notes in the aggregate principal amount of Ps.300 million (U.S.$33.3 million), which mature in April 2005. On September 28, 2001, the Issuer issued medium term notes in the aggregate principal amount of Ps.135 million (U.S.$15.0 million), which mature in January 2006. On October 16, 2001, the Issuer issued medium term notes in the aggregate principal amount of Ps.65 million (U.S.$7.2 million) which mature in February 2006.

The net proceeds of the three Mexican medium term note issuances during 2001 were used to refinance the U.S.$50 million of 10% notes due May 2002 issued under the Issuer's 1997 global medium term note program. As of March 31, 2002, the Issuer has purchased and cancelled 80% of these notes and has U.S.$10.4 million due in May 2002 outstanding under the program.

During 2000, the Issuer, through certain subsidiaries, undertook two revolving peso-denominated securitizations of accounts receivable and future rights of collection derived from the Issuer's purchase-sale contracts in the amount of Ps.133.0 million and Ps.167.0 million. On December 20, 2001, the Issuer undertook a third revolving peso-denominated securitization of accounts receivable and future rights of collection in the amount of Ps.100.0 million. These transactions involve the transfer of accounts receivable and future rights of collection to a trust which then issues senior trust certificates to investors in this way providing the Issuer with the liquidity to produce homes related to the purchase-sale contracts involved in the transaction. As the accounts receivable are serviced by the Issuer and funds deposited into the trust upon collection, the Issuer has the option to sell additional receivables and future rights of collection to the trust, following a revolving structure. Depending on the collection levels, the trust will repay the senior notes before or at final maturity the subordinated class of notes for the first series are kept by the Issuer and cannot be transferred. This class of notes does not pay interest and principal is only paid once the rest of the trust obligations have been paid at the final Maturity date. See Note 6 to the most recent Consolidated Financial Statements. The Issuer plans to continue to utilize these securitizations to reduce amounts borrowed under bridge loans for project developments.

The Issuer computes its net liquidity position as the excess of (a) the sum of its financing commitments, accounts receivable and cash over (b) the sum of its outstanding construction loans, other short-term debt and accounts payable. On March 31, 2002, the Issuer's net liquidity position was Ps.3,879.2 million. The Issuer considers certain customer accounts receivable to be an element of its net liquidity position. These accounts receivable arise at the time that prospective qualified purchasers execute home purchase contracts, make the required downpayment and complete the other steps necessary for the Issuer to recognize revenue from the sale of a home. See "Certain Accounting Policies—Revenue and Cost Recognition." These accounts receivable represent the unpaid balance of the portion of the purchase price for such homes previously recognized in accordance with the percentage of completion accounting method. These accounts receivable and the construction financing of the Issuer's housing developments are satisfied at home closings with the proceeds from mortgage loan financing provided to homebuyers. On March 31, 2002, the Issuer had accounts receivable from homebuyers qualified for mortgages funded by INFONAVIT and FOVI of Ps.2,764.6 million, and cash and cash equivalents of Ps.461.8 million.

The Issuer funded its cash needs in 2001, including working capital requirements, capital expenditures, the repayment of indebtedness and for other corporate purposes, through a combination of cash from operations, cash on hand, securitizations of accounts receivable and future rights of collection and borrowings under bridge loans and working capital. The Issuer anticipates that its cash flow from operations, borrowings under bridge loans and working capital, financing for specific projects and funds received from the consummation of capital markets transactions, including the securitization of accounts receivable and future rights of collection derived from the Issuer's purchase-sale contracts, will be sufficient to fund its operating expenses, including borrowing costs and capital expenditures for the next 12 months.

BUSINESS

General

The Issuer is one of the leading builders of affordable housing in Latin America and is the largest homebuilder in Mexico. It is engaged in a fully integrated homebuilding business encompassing the design, construction and marketing of affordable single-family housing in 19 of the 32 Mexican states and in Chile. The Issuer has constructed and sold more than 195,000 homes during its 28 years in the home building business and markets its homes under the "CASAS GEO" brand. In 2001, the Issuer sold 25,115 homes and had revenues of Ps. 4,774.6 million (U.S.$529.6 million).

The Issuer builds housing developments that generally range in size from 400 to 12,000 homes consisting of attached, two-story, two-bedroom townhouses in neighborhood clusters averaging 60 homes per cluster. Each neighborhood cluster generally has a separate homeowners' association and security services. The Issuer uses a flexible construction system based upon modular design and construction principles employing the cluster concept in order to maximize the number and quality of homes within a specific area. Neighborhood clusters are generally constructed by the Issuer within master planned-communities that typically include educational, entertainment and shopping facilities.

The Issuer's homes are principally constructed and sold by it to wage-earners who are participants in mortgage financing programs for affordable housing through the National Institute of the Fund for Laborer Housing (*Instituto Nacional del Fondo para la Vivienda de los Trabajadores*, or "INFONAVIT"), which is the Mexican housing fund for private sector employees, or the Federal Mortgage Corporation (*Sociedad Hipotecaria Federal*, or "Sociedad Hipotecaria"), a public housing fund which substitutes the Fund for the Operation and Bank Financing of Housing (*Fondo de Operación y Financiamiento Bancario de la Vivienda*, or "FOVI"). INFONAVIT and FOVI, respectively, provided seventy-four percent (74%) and twenty-six percent (26%) of the financing for the 25,115 homes sold by the Issuer in 2001. The average sales price of the Issuer's homes delivered in 2001 was approximately Ps.211,311 (U.S.$23,437).

The Issuer generally commences the construction and development of a residential project once it has procured the necessary permits from the municipal authorities, has acquired the land on which to construct and has received commitments from the providers of mortgage financing for the purchasers of the homes. Once the commitments are received, the Issuer proceeds to construct the homes using the proceeds of bridge loans or other financings to construct the dwellings. Prior to the commencement of the construction of dwellings for which the Issuer has received mortgage financing commitments, the Issuer has improved the site of the development by installing infrastructure such as access roads, drainage and other utility services. The development costs associated with the commencement of a development are financed by the Issuer either through the proceeds of bridge loans from commercial lenders or through other financings.

The Issuer carries out its business through its wholly owned subsidiaries, which operate as developers and promoters of homes and are located in the Mexican states in which the Issuer engages in business. The Guarantors of the Notes comprise substantially all of the Issuer's subsidiaries.

The Issuer's geographic coverage increased from six Mexican states in 1995 to 19 in 2001 and homes sold increased from 8,243 in 1995 to 25,115 in 2001, resulting in an annual compounded growth rate of 20.4% for the period. The Issuer's revenue increased from Ps.1,915.7 million (U.S.$212.5 million) in 1995 to Ps.4,774.6 million (U.S.$529.6 million) in 2001 and EBITDA increased from Ps.446.6 million (U.S.$49.5 million) in 1995 to Ps.986.2 million (U.S.$109.4 million) in 2001, resulting in annual compounded growth of 16.4% and 14.1%, respectively. Since 1999, the Issuer's management has focused on consolidating operations and improving operating cash flow and in 2001, the Issuer, generated positive operating cash flow of Ps.105.6 million (U.S.$11.7 million). The Issuer believes this increase in cash flow was principally achieved by focusing on partnerships with landowners, a reduction in the Issuer's utilization of working capital and more efficient construction methods, and to a lesser extent on faster collection and, securitization of the Issuer's accounts receivable.

The Issuer is a limited liability corporation (*sociedad anónima de capital variable*) organized on March 13, 1981 under the laws of Mexico with its principal executive offices located at Margaritas No. 433, Colonia Ex. Hacienda Guadalupe Chimalistac, 01050 México, D.F., and its telephone number is (5255) 480-5000.

Strategy

The Issuer seeks to further enhance its leadership position in the affordable housing market in Mexico while increasing operating cash flow, enhancing profitability and maintaining a sound financial structure through a business strategy focused on the following:

Leadership in the Affordable Housing Market

Since the inception of the Issuer's business in 1973 with GEO Edificaciones, S.A. de C.V. (now an important subsidiary of the Issuer), management has maintained a strong focus on building quality affordable housing and the Issuer is currently the market leader in this segment. The Issuer anticipates continuing this focus and believes that the existing housing supply deficit and anticipated increases availability of mortgage financing will present it with significant growth opportunities. President Fox has announced a goal of increasing the availability of homes in Mexico from 285,000 units annually in the year 2001 to 750,000 units annually by 2006. In recent years, the increase in mortgage availability in Mexico has allowed the Issuer to initiate sales in the upper-level segment of the affordable housing market which is expected to experience higher demand over the next few years and generally has a greater profit margin. The Issuer is also expanding its activities into the lower-level segment of this market to meet the anticipated increase in the number of mortgage financing available in this segment.

Experienced and Dedicated Management Team

The Issuer's senior management includes executives experienced in architecture, engineering, construction, marketing, law, banking and real estate development, many of whom are nationally and internationally recognized as leaders in the affordable housing industry. The Issuer places a premium on attracting, training and retaining an experienced and professionally diverse management team. The Issuer supports its effort to attract and retain high quality management through internal training and development programs, such as the GEO Institute which provides training for all its employees. The Issuer generally prefers to promote its own employees to more senior positions and the majority of management personnel are chosen from within the Issuer.

Commitment to Research, Development and Technology

The Issuer believes that its commitment to research, development and technology is one of its most significant competitive advantages. This commitment permits the Issuer to increase production volumes, reduce construction costs and maintain profitability while providing its customers with quality and aesthetically attractive housing. The Issuer believes this strategy will permit it to achieve higher levels of construction quality and enhance its competitive position in the future.

Focus on Increasing Operating Cash Flow

The Issuer's current focus of increasing operating cash flow, reducing its capital requirements and decreasing its dependence on external debt involves the following principal components:

Land Outsourcing. The Issuer recognizes that access to land is fundamental to the housing industry and has implemented a land outsourcing initiative to reduce the Issuer's capital requirements. This strategy involves acquiring real property through strategic partnerships not requiring initial outlays of funds. This strategy seeks to improve operating cash flow by reducing property inventory costs and working capital requirements, mitigating the risk of ownership of undeveloped real property and allowing the Issuer to pay for the land at a pace that better matches its receipt of cash proceeds from the sale of homes. The Issuer believes that its land outsourcing will enable it to control property in strategic areas and, together with other land acquisition activities, allow it to maintain adequate real property reserves to cover regional needs for not less than two years of production. The Issuer has formed a strategic alliance with GE Capital Bank S.A. ("GE Capital") for this purpose.

Accounts Receivable Securitizations. The Issuer's working capital consists primarily of accounts receivable that are payable upon transfer of title to its homes. To accelerate cash flow, in 2000 the Issuer entered

into two peso-denominated revolving securitizations of accounts receivable and future rights of collection and one in 2001 in the amounts of Ps.133.0 million (U.S.$14.8 million) and Ps.167.0 million (U.S.$18.5 million), respectively. In 2001, the Issuer entered into a third peso denominated revolving securitizations of accounts receivable and future rights of collection in the amount of Ps.100.00 million (US$11.1 million). The Issuer believes that it is the first Mexican homebuilder to implement a securitization program of this type. The Issuer believes that these activities reduce capital requirements and lead to lower funding costs. The Issuer plans to continue using these securitization programs to further diversify its financing sources.

Increased Production Efficiency. The Issuer intends to decrease production costs and capital requirements though its factory of homes (*Fábrica de Casas*) approach to construction. This approach is intended to improve production efficiency through the implementation of just-in-time production processes and to reduce costs by coordinating all processes from sales and planning to production and building and, finally, to delivery and collection. The goal of this program is to reduce working capital requirements by establishing levels of production according to the demand for homes thereby minimizing the time between completion of construction and payment from the mortgage providers.

Developing New Mortgage Financing Methods

The Issuer believes that a significant portion of the Mexican affordable housing market is composed of individuals who participate in the "informal" economy and could purchase affordable housing, but do not have the necessary documentation or formal affiliations to obtain a mortgage loan from existing lenders such as the Sociedad Hipotecaria and INFONAVIT. In order to serve these potential homebuyers, the Issuer has launched a program called "Geofácil," which allows potential clients to make a down payment over a period of time ranging from six to 36 months, with the assurance of the mortgage provider that a mortgage would be granted if the individual maintains his or her credit profile during the relevant period of time. The Issuer has originated 24,000 mortgages under this program. Separately, the Issuer has entered into a strategic arrangement with, among others, General Motors Acceptance Corporation ("GMAC") under which this lender will offer mortgage loans to certain upper-level affordable homebuyers.

The Housing Financing System

The financing system for Mexico's affordable housing market is segmented into four institutional groups which provide mortgage funding, each with different operational procedures and beneficiaries: (i) INFONAVIT, (ii) the Sociedad Hipotecaria, (iii) commercial banks and SOFOLES and (iv) government housing trusts, such as the National Fund for Popular Housing (*Fondo Nacional de Habitaciones Populares*, or "Fonhapo") and the Housing Fund of the Social Security Institute for Government Employees (*Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado*, or "FOVISSSTE"). Historically, over 90 percent (90%) of the Issuer's homes have been sold to homebuyers obtaining mortgage financing from either INFONAVIT or FOVI, predecessor to the Sociedad Hipotecaria. During 2001, INFONAVIT provided a total of approximately 205,000 mortgages, while FOVI provided approximately 47,500. Of the total mortgages granted by INFONAVIT and FOVI in 2001, 8.70% and 13.2%, respectively, were granted to clients of the Issuer. The Issuer believes that INFONAVIT and the Sociedad Hipotecaria will continue to provide mortgage financing to a significant percentage of its homebuyers in the future. See "—Activities" below and "The Mexican Housing Industry—The Housing Financing System—Sociedad Hipotecaria Federal." The Issuer believes that its well-established relationships with the housing agencies are one of its principal competitive advantages in the housing industry in Mexico. See "—General."

Activities

Currently, the Issuer's principal activities include: (i) land acquisition through outright purchase or "land outsourcing," (ii) procurement of required permits and licenses, (iii) installing all infrastructural improvements required for each housing development, (iv) designing and marketing of housing developments, (v) assisting potential homebuyers in obtaining mortgage financing from the housing agencies, (vi) construction of homes, (vii) conveyance of title and collection, and (viii) post-sale services such as the processing of any complaints or claims by the client, the organization of condominium associations within each development, the delivery of common areas within each development to the condominium associations and community training and related services.

In a typical housing development, GEO undertakes, at the outset, socioeconomic studies to determine housing demand and identify land purchasing or land outsourcing opportunities. Once a particular site is identified, the Issuer often enters into option arrangements with the land owner for purchase of the land at a future date. The Issuer then commences to obtain the necessary permits and licenses for building homes on the site. Once all of the licenses and permits are assured or are in place, the Issuer decides whether it will acquire the site by either paying cash or utilizing, in whole or in part, seller financing if it available. Increasingly, the Issuer seeks strategic partners to acquire the land through its land outsourcing program. See "Business—Strategy—Land Outsourcing."

The next step in the development process requires the Issuer's design and technical teams to create the design and technical specifications for the development, including all of the homes, clusters, commercial areas and recreational, medical and educational facilities, which form part of the development process. In addition, the Issuer begins the process of receiving commitments from commercial banks or SOFOLES to provide the necessary bridge loan financing for the project. The Issuer also completes the process of obtaining mortgage financing commitments from the housing agencies for its potential customers. Once obtained, the Issuer then finalizes, and commits for, the construction financing. See "Business—Operations—Mortgage Financing."

As infrastructure development commences, the Issuer begins to draw upon the construction financing in proportion to the stage of the development process that the Issuer has achieved. Typically, marketing and sales activities for a project are initiated prior to construction by assisting prospective buyers through the application and qualification process for mortgage financing. When a customer is approved for a mortgage, from either FOVI or INFONAVIT, the Issuer enters into a sales contract with the customer and generally collects a cash downpayment from the customer. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Mortgage Commitment Backlog." Construction of the project is undertaken in clusters and initiated in phases depending on the number of homes sold in order to minimize the Issuer's cost of financing and construction risk. In addition, as the percentage of completion of the homes increases, there is a corresponding increase in the Issuer's accounts receivable.

As clusters are completed and delivered and title is transferred to buyers, the Issuer collects from the housing agencies on behalf of its customers, with proceeds of each homebuyer's mortgage loan being used to repay bridge loan financing and land outsourcing arrangements.

Projects and Backlog

The Issuer measures its mortgage commitment backlog in terms of the number of unsold homes for which the Issuer has received confirmation from a mortgage provider that, once the Issuer locates qualified homebuyers, mortgage financing will be made available to such homebuyers. Historically, the Issuer has been able to locate qualified homebuyers and enter into sales contracts for substantially all of its homes prior to construction. Consequently, the Issuer believes that its mortgage commitment backlog provides a good estimate of the number of homes that will be sold by it over the next 18 months. The Issuer's method of calculating backlog is different from the method conventionally used in the United States, where homebuilders generally measure backlog in terms of the number of uncompleted homes for which sales contracts have been executed. As of March 31, 2002, the Issuer's mortgage commitment backlog was 46,237. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Mortgage Commitment Backlog."

The Issuer currently has 133 projects under development in the states of Mexico, Tamaulipas, Morelos, Querétaro, Coahuila, Zacatecas, San Luis Potosí, Durango, Baja California, Oaxaca, Puebla, Tlaxcala, Guerrero, Nuevo León, Veracruz, Guanajuato, Jalisco, Hidalgo and the Federal District. These projects have an average progress of seventy-six percent (76%) towards completion.

Operations

Organization

The Issuer is a holding company that operates in 19 states in Mexico, including the Federal District, through 17 subsidiaries. The Guarantors are each subsidiaries of the Issuer and each operates as a developer and promoter of homes.

In July 1998, the Issuer merged with Fabricaciones Civiles e Industriales de la Laguna, S.A. de C.V. ("FACIL"). At the time, FACIL was a leading builder of affordable housing in the Mexican states of Coahuila, Zacatecas, and Durango with approximately 25 percent (25%) market share in these regions. The merger increased the Issuer's national coverage from 16 to 19 Mexican states. The Issuer also participates in a joint venture in Chile through its operating subsidiary Constructora Geosal, S.A.

The table below lists the Issuer's operating subsidiaries, their respective states of operation and the number of homes sold for the year ended December 31, 2001:

Subsidiaries	State of Operation	Homes Sold For the Year Ended December 31, 2001	% of Total Homes Sold
GEO Edificaciones, S.A. de C.V.	State of Mexico	5,415	21.56%
GEO Hogares Ideales, S.A. de C.V.	State of Mexico	5,120	20.39
GEO Reynosa, S.A. de C.V.	Tamaulipas	840	3.34
GEO Morelos, S.A. de C.V.	Morelos	280	1.11
Diseño y Proyección de Vivienda, S.A. de C.V.	Querétaro	1,385	5.51
GEO Laguna, S.A. de C.V.	Coahuila, Zacatecas, San Luis Potosí and Durango	872	3.47
Constructora Geosal, S.A.	Valparaiso and Santiago (Chile)	1,013	4.03
GEO Baja California, S.A. de C.V.	Baja California	2,945	11.73
GEO Oaxaca, S.A. de C.V.(1)	Oaxaca	883	3.52
GEO Puebla, S.A. de C.V.	Puebla and Tlaxcala	1,420	5.65
GEO Guerrero, S.A. de C.V.	Guerrero	1,015	4.04
GEO Monterrey, S.A. de C.V.	Nuevo León	940	3.74
GEO Tampico, S.A. de C.V.	Tamaulipas	855	3.40
GEO Veracruz, S.A. de C.V.	Veracruz	854	3.40
GEO Guanajuato, S.A. de C.V.	Guanajuato	280	11.11
GEO Jalisco, S.A. de C.V.(2)	Jalisco	640	2.55
GEO Hidalgo, S.A. de C.V.	Hidalgo	22	0.09
GEO D.F., S.A. de C.V.	Federal District	336	1.34
Total Number of Homes Sold		25,115	100%

(1) As of the date hereof, this subsidiary has been dissolved.

(2) As of the date hereof, this subsidiary has been merged into GEO Reynosa, S.A. de C.V.

The map below indicates the geographic markets of the Issuer within the Mexican territory



Each operating subsidiary, including each Guarantor, conducts the full range of development activities in its respective region. However, the executive committee of the Issuer, which is comprised of the Issuer's senior executive officers, together with senior management of the Issuer, are responsible for (i) authorizing all land acquisitions and development projects, (ii) relations with the Mexican Government and all sources of mortgage and other financing, including the Sociedad Hipotecaria and INFONAVIT, private sector banks and financial institutions, (iii) allocating resources and purchasing fixed assets and (iv) authorizing all transactions for the supply of raw materials and construction services. In addition, all of the Issuer's planning and budgeting systems and internal auditing and legal procedures, among other functions, are centralized through its corporate headquarters located in Mexico City.

Access to Land and Inventory

As part of the Issuer's strategy to increase operating cash flow, the Issuer seeks to reduce its reliance on external sources of financing, particularly those related to its land banking activities. The Issuer has implemented a land acquisition strategy designed to decrease working capital requirements by entering into strategic arrangements with landowners and other investors for the acquisition of real property so that no initial outlay of funds is required from the Issuer. It is the Issuer's objective to control, at all times, a land bank sufficient to meet anticipated project requirements for not less than two years of expected production. The Issuer's land bank consists of owned land, land obtained through outsourcing arrangements and land that may be acquired through option agreements. As of March 31, 2002, the Issuer owned land reserves sufficient for the construction of approximately 38,886 homes and had outsourcing arrangements for the construction of 25,983 homes and options to acquire land sufficient for the construction of an additional 12,376 homes. The Issuer estimates that it has land reserves sufficient to meet its developing needs for the next three years.

The Issuer has developed internal procedures for determining the suitability of land to be acquired by it or controlled through other arrangements for future development. The Issuer undertakes market research to determine regional demand for affordable housing. Each operating subsidiary is responsible for evaluating potential land pursuant to, among other things, the following criteria: (i) light, drainage and water feasibility studies, (ii) highway access, (iii) urban and environmental impact studies, (iv) density level, soil studies, water supply, and (v) lack of encumbrances upon the land. In addition, the process of land acquisition includes: (i) access to necessary infrastructure and utilities, (ii) topographical suitability to housing development and (iii) the existence of government licenses and development at the desired level of density and acquisition terms permitting the sale of

homes at prices within the limits of financing made available by INFONAVIT, the Sociedad Hipotecaria or other institutions providing mortgage financing. Each potential property is also subject to a financial review to determine whether the proposed development will meet the Issuer's financing criteria. Each proposed acquisition, option agreement or outsourcing initiative is submitted to the Issuer's executive committee for final approval. The Issuer's executive committee will only approve a purchase after determining that the Issuer will be able to obtain from the relevant local authorities all licenses and permits necessary to undertake the proposed development.

A land outsourcing arrangement typically commences with extensive market research conducted by the Issuer to determine whether a particular parcel of real property should be purchased. Once the Issuer determines that it is desirable to purchase land in a land outsourcing arrangement, the property owner or an investor who owns the land agrees to transfer the land to an independent trust and further agrees to receive payment for the land only once the Issuer has received payment from its customers for homes sold on the designated parcel. The Issuer subsequently acquires all necessary licenses and permits and develops the property according to its strategic development plan. The Issuer pays for the land as a fixed percentage of sales after collection.

Design

The building designs used by the Issuer for its homes have been developed internally, utilizing computerized design systems. The principal objective of the Issuer has been and continues to be the reduction of construction time. The Issuer typically has four to six, and as many as eight, prototype homes that may be customized to the various needs of a given region or market.

The Issuer currently bases its designs for its housing projects on a construction system commonly referred to as "La Morada II." La Morada II is a comprehensive system, based on modular design and construction principles, that permits the Issuer to maximize the number of two-story town home units that may be constructed in a specified area. La Morada II is designed to control scheduling, costs and construction quality through all phases of a housing project's development. With La Morada II, town home units, each with a minimum of two bedrooms, one bathroom, one common living space and adjacent kitchen area, are built in clusters of approximately 60 units, with each cluster having a central, assigned green space, parking spaces, a security system, commercial areas and recreational, medical and educational facilities. This design promotes maintenance and care of common areas and appeals to what the Issuer believes is the market preference for horizontal development as opposed to high-rise structures. In addition, individual homes are built with flexible interior arrangements that may be adjusted based on the needs of a family and may be expanded up to five rooms by the owner through structural additions undertaken with the Issuer's guidance.

The Issuer believes that its comprehensive design and planning system, which significantly reduces the cost of its homes, constitutes one of its most significant competitive advantages in the affordable housing market.

The Issuer and its senior management have been awarded more than 20 national and international awards. Some of the Issuer's more recent awards include:

- National Housing Award from INFONAVIT *"La Casa INFONAVIT"*, chosen among all housing communities developed in Mexico during 2000 and sold through an INFONAVIT mortgage, October 2001.
- Honorable Mention from The Inter American Federation of Construction Industries and the US Agency for International Development, June 2001.
- Biennial Conference on Chilean Architecture, Chile, September 2000.
- Two of four awards given at INFONAVIT's Annual Interamerican Housing Conference, August 2000

Mortgage Financing

Although the Issuer does not provide purchase money financing to its customers, it does assist in the mortgage procurement process. The Issuer is dedicated to developing creative financing solutions in order to

increase home sales and to permit individuals who would otherwise be unable to obtain purchase money financing to acquire a home built by the Issuer. In those cases where the Issuer has received a prior commitment from INFONAVIT and the Sociedad Hipotecaria, the Issuer locates potential eligible clients and assists them in procuring the mortgages. To increase sales, in 1998 the Issuer launched one such program entitled, "Geofacil", aimed at accessing the informal segment of the Mexican economy (comprised of individuals earning income undeclared to governmental taxing authorities), which is not rated nor eligible for consideration by traditional credit institutions. Under this program, potential clients make their downpayment over a period of time ranging from six to 36 months with the assurance that, if during this period they maintain their credit profile, the corresponding housing agency will provide them with the necessary mortgage financing. These downpayments are deposited in an investment fund under the name of each customer, bearing a competitive interest rate. The interest on the investment funds are considered part of the down payment, and thus reduce the period of time that would otherwise be necessary to accumulate a down payment.

Marketing and Sales

The Issuer markets its homes through a marketing staff of approximately 620 individuals, employed by the marketing departments of its subsidiaries, who are compensated on a salary-plus-commission basis. Sales personnel are trained by the Issuer and attend periodic meetings to be updated on sales techniques, competitive products in the relevant market, the availability of mortgage financing, construction schedules and marketing and advertising plans.

The Issuer commences marketing efforts prior to or simultaneously with the commencement of the development of a housing project. The research department of each regional subsidiary is responsible for identifying potential buyers and compiling information regarding wages, age, qualifications and other relevant information. The sales department of each subsidiary is responsible for all specific sales activities. To facilitate qualifying potential homebuyers, the Issuer has gained electronic access to the credit reports maintained by the National Bureau of Credit (*Buró de Crédito*). This enables the Issuer to give applicants seeking mortgage financing "same day" responses, thus increasing the efficiency and productivity of its sales staff responsible for qualifying purchasers for mortgage financing.

The Issuer operates a total of 8 Macro Sales Centers located in strategic locations throughout Mexico, including the State of Mexico (2), Mexico City, Monterrey, Torreón, Querétaro, Veracruz and Santiago, Chile. The Macro Sales Centers have the capacity to serve, in the aggregate, more than 300,000 potential clients annually. These sales centers are equipped with model homes, provide title services and host public informational sessions. For those developments not marketed through Macro Sales Centers, the Issuer normally builds, decorates, furnishes and landscapes a model home for each project and maintains a sales office on-site at the project as well as a central sales office in each region of operation. In addition, in connection with INFONAVIT projects, the Issuer markets its homes by group sales presentations to major manufacturing companies located in the neighboring urban areas, chambers of commerce and other industrial associations and labor unions.

The Geofácil program utilized in conjunction with INFONAVIT establishes agreements with INFONAVIT that allocate a discrete number of mortgages that are not based on INFONAVIT's rating system. To be eligible for this Geofácil program, the prospective borrower must save 10-15 percent (10-15%) of the total mortgage amount offered by INFONAVIT during a six to 36 month period. Once the borrower has met the required down payment obligation, INFONAVIT commits to provide the borrower with the balance of the mortgage amount.

The Geofácil program utilized in conjunction with the Sociedad Hipotecaria is available to all public and private workers and individuals earning income from the informal economy. This Geofácil program permits individuals to establish their own creditworthiness during a six to 36 month time period through a payment plan which is contingent on economic capability. The average income of participants from the informal economy is two to six times the minimum wage and their monthly payments made towards the down payment average Ps.2,500.00. Once the program participant meets the required down payment obligation, the borrower will be eligible for mortgage financing from the Sociedad Hipotecaria.

Construction

The Issuer has developed and continues to develop proprietary low cost construction techniques which afford it opportunities to reduce working capital needs and production costs. The Issuer has conducted time and

material studies that have indicated that 80 percent (80%) of the time and cost of the labor associated with construction of house of units was expended on the transportation and elevation of materials of the construction site. In response to this information, the Issuer has acquired technologically advanced, multi-functional equipment and machinery with the capacity to elevate and place large units of blocks and other building materials, thus reducing construction time and costs. The Issuer manufactures the cement blocks used in its houses on site and prefabricates most of the modular units of its homes, such as staircases, plumbing systems and roof panels. The materials the Issuer uses are fire retardant, waterproof and designed to reduce outside noise.

In 1999, the Issuer implemented its Factory of Homes program which consists of maintaining a continuous production of clusters of homes in order to achieve "just-in-time", assembly-line production processes. The Factory of Homes program coordinates all aspects of the planning, sales, production and building of homes through delivery to and collection from the purchaser. The Factory of Homes program typically begins by dividing a project into several production units or "clusters." This division is determined according to sales and collections processes. Foundations are laid in the first group of clusters and, as the building process advances, the main floors are constructed in the first clusters, while foundations are laid in the next set of clusters, and so forth. Thus, though driven by the requirements of the master plan for the development and the pace of sales, each grouping of clusters is in a different phase of construction from one from the other. Upon completion, the homes of a given cluster are delivered to clients and payment is collected from the relevant housing agency. The Issuer believes that this program allows it to: (i) shorten collection periods, (ii) decrease its dependency on leverage and bridge financing, (iii) increase the speed of sales, (iv) significantly increase the rate of housing production, (v) decrease its average indebtedness per project and (vi) optimize to utilization of the Company's financial, human and material resources.

Since 2000, the Issuer has been committed to the development of concrete panel technology, a technique used in the construction of concrete panel homes. The Issuer built more than 3,640 concrete homes in the year 2001 utilizing concrete panel technology. The Issuer currently implements concrete panel technology in the Mexican states of Querétaro, Coahuila, Guanajuato, Jalisco, and the State of Mexico and intends to expand its use through subsidiaries in conjunction with market acceptance of the technique. Although concrete panel technology represents approximately a seven percent (7%) increase in the cost of raw materials as compared to the Issuer's brick based construction technologies, it provides financial savings to the Issuer by reducing construction time. Concrete panel technology may not be appropriate for regional markets that experience severe weather conditions because concrete panel homes lack certain thermal features that can lead to extreme temperatures (warm or cold) inside the structure.

Materials and Suppliers; Labor

The Issuer has long-term supply arrangements with large corporate suppliers for the basic materials used in the construction of the housing units, including cement, steel, bricks, windows, doors, roof tiles and plumbing fixtures. The Issuer enters into short-term supply contracts with numerous smaller suppliers for additional construction materials on an as-needed basis, generally following competitive bidding. Other than basic construction materials such as cement, steel and the component materials of its prefabricated modular components, the Issuer acquires substantially all of its raw materials from local suppliers located near the construction sites, attempting to, thus reduce construction costs. The Issuer has experienced no significant construction delays due to shortages of raw materials. The Issuer cannot predict, however, the extent to which shortages in necessary materials or labor may occur in the future. The Issuer does not maintain significant inventories of construction materials, except for materials to be used for homes under construction.

The Issuer utilizes local labor in each region to the extent required for specific housing projects in addition to experienced personnel for supervisory and highly skilled positions. The Issuer has not experienced significant delays due to a lack of labor or labor unrest.

Collection and Post-Sales Services

The titling department of each operating subsidiary of the Issuer is responsible for all documentation and arrangements relating to titling the property and for compliance with all requirements necessary to finalize the mortgage financing relating to the property. The titling documentation from each operating subsidiary can be electronically communicated to mortgage providers by the Issuer. Once the Issuer has delivered and conveyed title to the homes, payment on behalf of the Issuer's customer will be made by the relevant housing agency that is providing the purchase money financing. The client relations department of each subsidiary is responsible for

delivery of the physical home to the client, the processing of any claims brought by the client, organization of condominium associations within each development and delivery of all of the development's common areas to the condominium associations.

Customer Service and Warranty

The customer service department of each operating subsidiary of the Issuer participates in the inspection of pre-sale quality, and looks after the needs of customers once the sale of the home is finalized. Before the sale, each unit is inspected by customer service personnel, and the Issuer makes any necessary changes. The Issuer's administration considers personnel participation in customer service during the construction period as being a reducing factor in preparation and post-sale costs while providing greater customer satisfaction with the quality of the house and the attention they received. The Issuer continues to provide customer service after the sale of its houses through community training and related services.

The Issuer provides a three-month warranty which covers certain defects in plumbing and electrical systems of the home (excluding defects in appliances, fixtures and equipment) and a one-year warranty which covers latent defects. The Issuer makes a provision for approximately 0.5% of the sales price of a home to cover warranty and service expenses. The Issuer's historical experience, however, is that warranty expenses are generally less than this amount. The Issuer does not currently have any material litigation or claims regarding warranties with respect to the construction of homes, and current claims are expected to be substantially covered by the Issuer's reserve account.

International Operations

During the financial turmoil of the mid-1990s, the Issuer looked to new market opportunities outside Mexico, particularly in the Chilean market to which the Issuer's operations could be easily adapted due to similar population characteristics and an advantageous regulatory framework. In 1998, the Issuer commenced operations in Chile, primarily through its subsidiary Inversiones Geo Chile Limitada, which entered into a 50 percent (50%) joint venture with Constructora Salfa, S.A., in an attempt to diversify its operations. With more than 70 years of experience, Constructora Salfa S.A. is a recognized and respected home builder in Chile. As a result of this strategic alliance, Constructora GeoSal, S.A. and Inmobiliaria GeoSal, S.A. were created and focus exclusively on the development, construction and sale of affordable homes in Chile. The joint venture has operations in the Santiago and Valparaíso regions. In 2001, the joint venture sold 1,012 homes and earned Ps.102.3 million in revenues, representing 2.2 percent (2.2%) of the Issuer's total revenue. For the year ended 2001, the joint venture had a loss of Ps.1.4 million.

In December 1997, the Issuer entered into a joint venture with Beazer Homes, a well-known homebuilding company in the United States, for the development of affordable housing. In May 1998, a housing project was started in El Paso, Texas. In June 2000, the Issuer announced that it was closing its operations in the United States in order to concentrate its resources on the Mexican market and achieve a more efficient return on investment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Termination of the Issuer-Beazer Operations."

Competition

The housing industry in Mexico is highly fragmented and a large number of companies are currently engaged in development activities. The majority of such companies develop projects consisting of no more than fifty homes each. Due to the limited amount of mortgage financing available and the lack of working capital financing, very few companies have been able to become significant competitors in the market. The Issuer is currently one of the leading affordable housing developers in Latin America in terms of units sold.

In 2001, approximately 318,000 homes were offered for sale in Mexico by an estimated 2,000 developers, of which only 950 were officially registered with the National Federation of Housing Promoters (*Federación Nacional de Promotores Industriales de Vivienda, A.C.*, or Provivac). The remaining developers are small companies or individuals that it is estimated annually build between five and fifty homes each.

Few foreign developers operate in Mexico or hold any significant share of the housing market. Under the laws governing foreign investment, international construction companies can establish subsidiaries dedicated to housing development in Mexico without prior approval. However, authorization for such subsidiaries might become necessary from the Federal Economic Antitrust Commission (*Comisión Federal de Competencia Económica*) under the terms and regulations of the Federal Law of Economic Antitrust (*Ley Federal de Competencia Económica*).

The Issuer operates in 19 states including the Federal District of Mexico, making it the most geographically diverse homebuilder in Mexico. It is estimated that approximately 30 percent (30%), of the formal housing development market is distributed among the seven largest companies in the country. As of December 31, 2001, the Issuer maintained the largest market share in the affordable homebuilding industry in Mexico. The Issuer's participation in the market, as calculated in relation to mortgages awarded by FOVI and INFONAVIT, was approximately 9.5% in 2001. The Issuer's major competitors in the affordable housing market, in descending order of units sold in 2000 are: Sadasi, S.A. de C.V., Urbi Desarrollos Urbanos, S.A. de C.V., Consorcio Ara, S.A. de C.V., Consorcio Hogar, S.A. de C.V., Casas Beta del Centro, S.A. de C.V., Kapra Ingeniería y Muestreos, S.A. de C.V., Condak Pulte, S. de R.L. de C.V., Grupo Inmobiliario Sare, S.A. de C.V., and Promotora Integral de Construcción, S.A. de C.V. The Issuer can give no assurance that additional construction companies will not enter the affordable housing market.

The Issuer's access to and experience with the various sources of mortgage financing and its procedures for assisting potential homebuyers to obtain this financing strengthen the Issuer's market presence. The Issuer believes that its competitive advantages include its comprehensive design and planning systems, its specialization in this segment of the industry, its utilization of innovative design, construction, technological and commercialization techniques, its geographical diversity, its commitment to the development of its employees, an experienced management team, direct marketing procedures, its ability to deliver high quality homes at reasonable prices, and reputation for service and quality.

Employees and Labor Relations

As of March 31, 2002, the Issuer employed 3,132 full-time employees, of which 44 held executive management positions. The number of temporary workers employed by the Issuer, which varies substantially and is largely dependent on the level of the Issuer's construction activities, was approximately 7,247 as of March 31, 2002, all of whom were non-unionized. The Issuer has not experienced any significant labor disputes or strikes.

Labor relations with the construction workers of the Issuer are governed by collective bargaining agreements that are limited to the duration of the project for which the workers have been hired. These agreements typically permit the work force to be reduced without severance payments as particular tasks are completed. The agreements are subject to periodic review during the course of the project.

In 1997, the Issuer established an incentive plan with the distribution of 3.6 million Series "B" shares of the Issuer's common stock, which shares have been distributed to all of the permanent employees of the Issuer through unsecured bonds convertible to shares. The plan was established to motivate employees to achieve the strategic objectives of the Issuer. In order to continue this employee share ownership program, on April 27, 2001, an extraordinary shareholders' meeting approved the issuance of an additional 10.6 million Series "B" shares related to past, present and future incentives. At this time, the Issuer has no intention of issuing shares currently held in reserve by it for distribution under the incentive program. In addition to the incentive program, the Issuer provides standard benefits required under Mexican law for full-time workers, including life and medical insurance and paid vacations. The Issuer also maintains training programs for all of its personnel, designed to teach and update production, sales, and administration techniques. See "Management—Incentive Program."

Governmental Regulation

General

Many aspects of the Issuer's operations are subject to Mexican federal, state and local government regulation. See "Investment Considerations—Investment Considerations Relating to the Issuer-Regulations." Generally, the Issuer's activities in Mexico are subject to the operation of the Mexican housing system: (i) the

General Law on Human Settlements (*Ley General de Asentamientos Humanos*), a federal law which regulates urban development planning and delegates to state governments the responsibility for regulating urban developments within their jurisdiction; (ii) the Federal Housing Law (*Ley Federal de Vivienda*), which coordinates the operation of the Mexican housing system between the states and municipalities, on the one hand, and the private sector; (iii) various state and municipal development, construction and planning laws, such as the *Reglamento de Construcción* (construction and zoning regulations of the Federal District) and the Urban Development Plan (*Plan de Desarrollo Urbano*) and (iv) the INFONAVIT Law (*Ley del INFONAVIT*) which requires that INFONAVIT construction financing be given only to developers registered with INFONAVIT and that participate in a public bidding process.

Environmental Regulation

The Issuer's operations are subject to both the General Law of Ecological Balance and Environmental Protection (*Ley General del Equilibrio Ecológico y la Protección al Ambiente*) and the regulations promulgated thereunder and the Law of National Waters (*Ley de Aguas Nacionales*) and the regulations promulgated thereunder (collectively, the "Environmental Laws"), with regard to matters of federal jurisdiction such as the environmental impact of new developments, protection of endangered species, hazardous waste, air emissions, soil pollution and the water supply from wastewater discharged into national resources such as rivers, lakes, underground water, etc. The oversight of compliance with the Environmental Laws is entrusted to the Secretariat of Environmental and Natural Resources (*Secretaría del Medio Ambiente y Recursos Naturales*), the National Institute of Ecology (*Instituto Nacional de Ecología*), the Attorney General's Office for Environmental Protection (*Procuraduría Federal de Protección al Ambiente*), and the National Water Commission (*Comisión Nacional del Agua*). State and municipal environmental legislation (the "Local Environmental Laws") regulate local matters such as sewage discharge into state or municipal sewerage systems. In particular, the environmental impact of housing developments must be authorized by the federal and local environmental authorities to obtain local zoning, land use and construction permits. Violations of the Environmental Laws and Local Environmental Laws are subject to various penalties which, depending on the gravity of the offense, may be (i) substantial fines; (ii) administrative arrest of up to 36 hours; (iii) temporary or permanent, total or partial, closure of the polluting activity; and (iv) suspension or cancellation of concessions, licenses, permits or authorizations. Violations may also be criminally prosecuted, resulting in heavy fines and possible incarceration. There are no material outstanding environmental proceedings against the Issuer as of the date of this Information Memorandum.

Insurance

The Issuer maintains insurance policies in amounts covering risks that are usual and customary for similar companies in Mexico. The Issuer believes its insurance policies, which provide coverage for earthquake, fire, flood and other occurrences, are adequate and comparable to those of its competitors. The Issuer is not the beneficiary of "key person" life insurance policies on any of its directors and officers.

Facilities

The Issuer owns five offices and currently leases 14 offices located in the following regions: Bajío, Mexico City, Guadalajara, Noroeste, Oaxaca, Reynosa, Tampico and Veracruz. The aggregate annual rent for these offices is less than Ps.4.0 million.

Litigation

The Issuer is and has been involved in various legal proceedings, all of which are or were in the ordinary course of business. In the opinion of the Issuer's management, none of such proceedings has had or, is expected to have a material adverse effect on the financial condition or results of operations of the Issuer or on the Issuer's ability to comply with its obligations under the Notes.

THE MEXICAN HOUSING INDUSTRY

Information in this section is based on material obtained from public sources, including publications and materials from the Mexican Ministry of Social Development (*Secretaría de Desarrollo Social*, or "SEDESOL"), the National Institute of Statistics, Geography and Information (*Instituto Nacional de Estadistíca, Geografía e Informática*, or "INEGI") and Softec, S.C (or "Softec"), INFONAVIT, FOVI and Provivac. The information provided herein has not been independently verified by the Issuer.

Overview

Developer-Built and Self-Built Housing Markets

The housing market in Mexico can be divided into the "developer-built" market and the "self-built" market. The self-built housing market includes units constructed gradually over time without licenses or permits, on land that may or may not be registered and titled to the occupant, and which may not initially have municipal services such as electricity, sewage and water and are usually constructed without the procuring of the licenses and permits required of developer-built units. Mortgage financing is typically not available in the self-built market.

The developer-built housing market consists of homes built by contractors and developers and sold with mortgage financing. These homes are built with official permits, have access to all municipal services, and the land is registered and titled to the buyer. In order to build homes for this market, developers must have their land zoned, infrastructure installed, financing committed and clear title to the land. The relative size of the developer-built market varies with the amount of mortgage financing available. In 1995, the developer-built housing market supplied approximately 45% of the homes built in Mexico and by 2001 this share had increased to approximately 50%.

The developer-built housing market is dependent upon the availability of mortgage financing. According to Softec, approximately 2,000 developers serve the developer-built housing market. This market is highly fragmented, with most developers operating only locally. The Issuer is one of no more than ten companies that each build more than 4,000 homes annually and as at December 31, 2001, the Issuer's participation in the market, as calculated in relation to mortgages awarded by FOVI and INFONAVIT, was 9.5%.

Segmentation of the Developer-Built Housing Market

The developer-built housing market has three major components: (i) residential, with a sales price of Ps.1.0 million or more, (ii) middle income, with a sales price of between Ps.470,000 and Ps.1.0 million, and (iii) affordable, with a sales price of less than Ps.470,000. The availability of mortgages to the affordable sector, unlike the residential and middle income sectors, is not dependent upon fluctuations in interest rates. The affordable housing industry can be segmented by price and by source of mortgage financing into three categories: affordable lower-level, entry-level affordable and upper-level affordable. This type of housing generally refers to units financed principally through FOVI, INFONAVIT, and FOVISSSTE, and recently by SOFOLES and some commercial banks, and sold mostly to first-time homebuyers.

Lower-level affordable: The Issuer believes that the affordable lower-level segment is comprised of housing units with a sales prices that range from Ps.80,000 to Ps.165,000.

Entry-level affordable: The Issuer believes that the affordable entry-level housing market includes housing units with sales prices that range from Ps.166,000 to Ps.300,000.

Upper-level affordable: Upper-level affordable housing units are generally financed by commercial banks to first-time buyers and to buyers transitioning to more expensive homes. Unit prices for upper-level affordable housing units generally range from Ps.301,000 to Ps.470,000.

The Housing Market

According to SEDESOL, Mexico is currently experiencing a shortage of approximately six million housing units. This housing shortage is expected to continue to increase as a result of the current population growth (the

Mexican population is currently growing at an estimated annual rate of 1.8% (or approximately 1.7 million people per year). According to INEGI, approximately 70% of Mexico's population is under 35 years old. The target consumer group for housing is typically between 25 and 35 years old and this demographic group is growing at an annual rate of 2.8%. INEGI estimates that, between 1990 and 2000, approximately 18 million people in Mexico entered the 25-35 age group and, between 2000 and 2010, approximately 21 million people are expected to enter this age group. In addition, according to INEGI's 2000 National Census, 70% of the Mexican working population is earning between one and ten times the monthly minimum wage and is thus a potential purchaser of affordable housing.

Governmental Policy

In the late 1980s, the Mexican Government redefined its policy for the housing industry to encourage investment by the private sector, reduce development costs and stimulate an increase in the production of housing. This policy encouraged participation by commercial banks in mortgage financing arranged through FOVI (and since September 2001, through the Sociedad Hipotecaria by establishing mortgage loan guarantees and direct payment and savings procedures. The Mexican Government also increased the role of the private sector in housing construction by restricting the activities of INFONAVIT and FOVISSSTE from being housing developers to providing mortgage financing only. Prior to 1992, Mexican Government policy with respect to affordable housing focused primarily on government-mandated funds which acted as developers and governmental housing agencies which provided mortgages and construction funding. As a result of the 1992 INFONAVIT Reform, INFONAVIT no longer performs development and sales activities and instead functions as a true savings and loan program. See "—The Housing Financing System." Additionally, the Mexican Congress amended the Mexican Constitution in January 1992 and the Agrarian Law (*Ley Agraria*) in February 1992 to provide for transfer of previously non-transferable community-held land. A consequence of this amendment was an increase in the potential supply of land available for development. See "Business—Operations—Access to Land and Inventory." In 1997, the Mexican Government reformed portions of the laws regulating INFONAVIT in order to increase the amount of mortgage financing available for buyers of affordable homes.

In December 1993, the Mexican Government authorized the creation of SOFOLES. The first SOFOLES began operating in 1996. Since their creation, most SOFOLES have been incorporated with charters as mortgage banks. To date, 17 SOFOLES have been approved to originate and service mortgages for affordable housing funded by the Sociedad Hipotecaria, and it is expected that the SOFOLES will complement other mortgage lenders in serving the affordable housing mortgage markets.

In September 2001, the Ministry of Finance and Public Credit (*Secretaría de Hacienda y Crédito Público*) established the Sociedad Hipotecaria to substitute FOVI. The new entity has an increased capacity to raise financing which will enable it to increase the number of mortgage loans it can make available. In response to the current housing deficit, the administration of president Vicente Fox has announced its intention to more than double the number of mortgage loans available for affordable housing from 330,000 in 2000 to 750,000 in 2006 through INFONAVIT, Sociedad Hipotecaria, FOVISSSTE and other institutions.

The Housing Financing System

Mortgage Providers

The following chart represents the number of mortgages provided by INFONAVIT and FOVI (predecessor to the Sociedad Hipotecaria) from 1991-2000 and indicates that, unlike other Mexican industries, the number of mortgages provided by these entities is not directly dependent on Mexico's gross domestic product.

INFONAVIT and FOVI Mortgage Growth vs GDP
(number of loans granted)



4.2%
3.6%
2.0%
4.5%
-6.2%
5.1%
7.0%
4.8%
3.7%
6.8%
-0.3%
31,875
57,338
24,638
89,033
22,089
110,200
40,109
110,697
51,664
96,745
37,621
103,184
50,296
95,000
58,000
108,000
68,000
198,950
47,000
250,000
47,500
205,000
91
92
93
94
95
96
97
98
99
2000
2001
INFONAVIT
FOVI
Real GDP

Number of Mortgages Provided by INFONAVIT and FOVI vs. Gross Domestic Product
Source: Banco de México

The finance system for Mexico's housing market is segmented into four institutional groups which provide mortgage funding, each with different operational procedures and beneficiaries: (i) mortgage providers (such as INFONAVIT for private sector employees, FOVISSSTE for public sector employees and the *Instituto de Seguridad y Servicios Sociales para Las Fuerzas Armadas Mexicanas* for military employees) are financed primarily by employee contributions; (ii) the Sociedad Hipotecaria provides mortgage credit through commercial banks and SOFOLES; (iii) commercial banks additionally use deposited funds to provide financing independently, primarily to the middle-income and residential housing markets; and (iv) public housing agencies (such as Fonhapo and the state housing trusts) provide direct subsidies.

Comisión Nacional de Fomento a la Vivienda (CNFV)

In July 2001, the Mexican Government created a new governmental body, the National Commission for the Promotion of Housing (*Comisión Nacional de Fomento a la Vivienda,* or "CNFV") in order to respond to the need for implementing measures to reduce the housing deficit. The CNFV will be independent from SEDESOL which will enable it to act as a general, over-arching body, in the development of Mexico's housing sector. Its role will be to design, coordinate, propose and implement housing programs and policies in direct consultation with the executive branch of the Mexican Government. The first function of the CNFV was to set up the National Housing Board, *(Consejo Nacional de la Vivienda,* or "CNV"), created on August 31, 2001, which includes members from the public sector, private sector, academia and civil society. The CNV will represent interests from the production, construction financing and acquisition of housing sectors, as well as representatives involved in the registration of land titles and urban planning. The role of the CNV will be to analyze, opine on and implement proposals to promote the development of the housing sector.

INFONAVIT

INFONAVIT is a statutorily mandated housing fund established in 1972 by the Mexican Government, labor unions and private sector employees as a mutual fund for the benefit of private sector employees. INFONAVIT operates as a primary affordable housing loan institution, without the intervention of financial intermediaries. As a result of the 1992 INFONAVIT Reform, the Mexican Government's housing funds now no longer perform development and sales activities and instead function as true savings and loan programs.

According to Softec, INFONAVIT currently provides approximately 16% of all mortgage financing in Mexico in terms of pesos financed. INFONAVIT receives contributions from private sector employers equal to five percent (5%) of their employees' gross wages, and makes loans for home construction, acquisition or improvement to employees whose individual monthly earnings are generally less than five times the minimum monthly wage and who are qualified through a rating system that considers account income level, economic dependents, and seniority, among other criteria. As of December 31, 2001, the minimum monthly wage was Ps.1,281.36. INFONAVIT housing programs commonly provide financing to the segment of the population with monthly incomes between Ps.1,281.36 and Ps.9,648.96, but INFONAVIT does not discriminate against potential beneficiaries with higher incomes.

Beneficiaries qualifying for INFONAVIT mortgages are approved according to a rating system, with points being awarded according to age, wages, amounts deposited in the pension fund, seniority and number of dependents balance of their housing sub-account, amount of unutilized credit and voluntary savings. INFONAVIT publishes a table every two months with the points required for mortgage financing in each region of Mexico. Current policy awards maximum points to workers who earn wages high enough to enable them to repay the mortgage loan over the course of their remaining working life.

INFONAVIT does not require a downpayment for the purchase of a home. An INFONAVIT mortgage loan may be in an amount of up to 100% of the cost of a home with a minimum price of no more than 350 times the minimum wage. The maximum loan amount available to a qualified homebuyer is equal to 180 times the minimum monthly wage. The term of an INFONAVIT loan is up to 30 years, and repayment is made by direct deduction of a worker's salary by his or her employer. Debt service on the loan is calculated by reference to the mortgagor's monthly income. INFONAVIT mortgages carry an annual interest rate of up to 9%, depending on the number of minimum wages earned by the worker. INFONAVIT mortgages provide that in the event the mortgagor becomes unemployed, he is allowed a one year grace period to make any payments and thereafter will be required to make direct payments to INFONAVIT in the same amounts as previously paid or based on his new salary. Housing developers do not have any liability with respect to the mortgage financing provided by INFONAVIT.

INFONAVIT requires developers of its homes to complete construction within specific periods. Under their agreement with INFONAVIT, developers who are unable to complete construction of their homes within such periods are prohibited from adjusting the price of their homes to keep pace with the increases in inflation after the end of the relevant period.

INFONAVIT increased the number of mortgages it provided from approximately 103,184 in 1996 to approximately 205,000 in 2001, resulting in an annual compounded growth rate of 14.7%. As of December 31, 2001, INFONAVIT maintained a list of approximately 11.6 million qualified homebuyers and had provided more than 2.2 million mortgages since its creation. Approximately 70.8% of the Issuer's revenues in 2001 were derived from homes sold to buyers receiving mortgages from INFONAVIT. INFONAVIT intends to provide 275,000 mortgages in 2002, which represents approximately fifty seven percent (57%) of the Mexican Government's total housing goal for the year.

Currently, INFONAVIT offers five programs for housing financing. Substantially all of the Issuer's business with INFONAVIT currently is, and is expected to continue in the foreseeable future to be under the Line 2 program. Under this program INFONAVIT publishes a notice in the press soliciting proposals for housing projects on a national, state or city basis. The Issuer submits a proposal in accordance with published procedural rules and technical specifications. In accordance with INFONAVIT rules, prior to submission of such proposals, the Issuer is required to demonstrate that it owns, or has an option to purchase, the land to be developed, and has obtained all necessary licenses or permits. An internal committee of INFONAVIT evaluates and screens the proposal and, if acceptable, submits it to INFONAVIT's board of directors. If the Issuer's bid is accepted, it must sign a contract with INFONAVIT with regard to the proposed project within, on average, one week of notification. Under the terms of the contract, the Issuer agrees to sell all housing units in the project to INFONAVIT beneficiaries, and INFONAVIT agrees to provide mortgage financing for qualified beneficiaries who select the housing. The Issuer is required to locate, acquire and develop the land, perform all necessary infrastructure and housing construction, and locate qualified INFONAVIT beneficiaries to purchase the homes. In the event that beneficiaries are not identified for homes within the housing development 60 days prior to completion of construction, the developer may notify INFONAVIT and sell the homes on the open market, unless INFONAVIT provides qualified buyers.

Approximately 75.8% of the mortgages provided by INFONAVIT in Mexico during the year 2000 were provided under the Line 2 program.

Sociedad Hipotecaria Federal

Sociedad Hipotecaria was created in September 2001 by the Ministry of Finance and Public Credit. The Sociedad Hipotecaria, which manages the funds previously held by FOVI, provides financing to qualified homebuyers with funds from the World Bank, the Mexican Government and its own capital markets portfolios. Although the Sociedad Hipotecaria is independent of the CNV, the latter may make recommendations to the Sociedad Hipotecaria and other housing institutions. The Sociedad Hipotecaria provides financing to qualified homebuyers through financial intermediaries (commercial banks and SOFOLES) who administer sponsored mortgage loans, including the disbursement of mortgage funds and the servicing of such mortgage loans. Mortgage financing from the Sociedad Hipotecaria is available for the upper end of the affordable housing market as well as the lower end of the middle-income housing market. The Issuer uses financing from the Sociedad Hipotecaria for homes sold to qualified homebuyers that earn a minimum of 2 to 12 times the annual minimum wage.

FOVI, predecessor to the Sociedad Hipotecaria, increased the number of mortgages it provided from 37,628 in 1996, to 47,500 in 2001, resulting in an annual compounded growth rate of 4.8%. In 2001, FOVI provided approximately 14.9% of the total mortgages provided in Mexico. Approximately 25.8% of the Issuer's revenues in 2001 were derived from homes sold to buyers receiving mortgages from FOVI. The Sociedad Hipotecaria intends to provide 70,000 mortgages in 2002, which represents approximately fourteen percent (14%) of the Mexican Government's total housing goal for the year.

The Sociedad Hipotecaria provides financing for several different categories of homes ranging in price from approximately Ps.140,000 to Ps.470,000. Financing from the Sociedad Hipotecaria is provided through commercial banks and SOFOLES who administer sponsored mortgage loans; generally for an amount between 80-90% of the purchase price of the home. Access to such funding is initiated by the Issuer by applying to a commercial bank or SOFOL for technical approval (which includes a review of the project's specifications) of a planned housing project. Upon receipt of the approval, the Issuer submits a bid to the Sociedad Hipotecaria pursuant to a public auction held approximately every two months. If the Sociedad Hipotecaria accepts the Issuer's bid, it commits itself to make mortgage financing available to qualified homebuyers for the Issuer's project and the Issuer then proceeds to secure construction financing (normally from the same bank, with bank funds) at market interest rates, and simultaneously proceeds to find qualified buyers/borrowers. The bank is responsible for evaluating the creditworthiness of the borrower and underwriting the loans. Upon completion of the homes, the bank receives matching funds from the Sociedad Hipotecaria and originates the loan. Except for a construction warranty described below, the Issuer has no long-term commitment with regard to the loan.

The Sociedad Hipotecaria operates in a similar way to its predecessor, FOVI, with respect to the administration of mortgage financing, the bidding process for approved housing projects and the target market of qualified homebuyers/bankers. The most important differences of the new entity are that it has the ability (i) to raise its own financing from the capital markets, (ii) to guarantee and invest in securities issued by financial intermediaries (such as the Issuer and SOFOLES) for the purpose of financing housing projects, and (iii) to guarantee loans granted by such financial intermediaries. The Issuer does not foresee any unprecedented risks associated with the new entity. On the contrary, the Issuer expects to benefit from the increased number of mortgage loans that will be made available by the new entity.

FOVISSSTE

FOVISSSTE is a pension fund established in 1972 and administered by the Mexican Government in order to provide financing for affordable housing for public sector employees. The Issuer has utilized FOVISSSTE financing on a limited basis and intends to utilize such financing in the future.

FOVISSSTE operates in a manner similar to INFONAVIT. Mortgage loans of up to 90% of the price of the home are available from FOVISSSTE with a 10% down payment from the borrower. The maximum mortgage amount available is approximately US$43,500. FOVISSSTE borrowers are approved for mortgage loans through a credit rating system, with point awarded for seniority, number of economic dependents, basic wage, and amounts

previously contributed to the institution. The higher the borrower's rating, the larger the amount of credit it will be eligible to receive.

FOVISSSTE intends to provide 100,000 mortgages in 2002, compared to the 18,000 mortgages provided in 2001, which represents an increase of approximately 550% in the total mortgages provided in Mexico between the two years. This plan will enable FOVISSSTE to cover twenty one percent (21%) of the Mexican Government's total housing goal by providing housing to all public sector employees with maximum lending terms of no more than 15 to 16 years.

FOVISSSTE reports its highest demand in Mexico City (more than 610,000 borrowers), followed by the states of Mexico (more than 125,000 borrowers), Veracruz more than 95,000 borrowers Oaxaca (78,000 borrowers), and, Guerrero (72,000) borrowers. Consonant with its 2002 goals, FOVISSSTE expects the highest number of mortgages to continue to be provided in these regions.

Commercial Bank and SOFOLES Financing

Commercial banks and SOFOLES generally target the upper-affordable segment of the housing market to provide their mortgage funding. Commercial banks and SOFOLES provided less than 2% of all mortgage financing in Mexico in terms of number of mortgages in 2001. Since there is no secondary mortgage market in Mexico, mortgage origination is concentrated in the largest commercial banks, which are starting to reenter the industry as a result of improved conditions and increasing demand.

Mortgages originated by commercial banks generally have a maturity of 20-30 years, and are generally adjusted for increases in the minimum wage and inflation. Homebuyers qualifying for commercial bank mortgages are generally assumed to be those purchasing homes with a value in excess of Ps.150,000. Since 2000, as competition among commercial banks for the authorization of mortgages has increased, and interest rates on such commercial bank mortgages have decreased, some banks have decreased their interest rates to as low as 16%.

While commercial banks and SOFOLES provide mortgage financing directly to homebuyers, the availability of such financing for homes in a given project is usually coordinated through the project developer. In order to obtain funding for a project, a developer must present the bank with project plans that include clear title to the land, architectural plans, approved licenses and permits, and a market study that shows demand for homes proposed to be built. The bank will submit the project to its internal credit committee and, once approved, will provide construction financing. Funds will be disbursed to the developer as the project advances. The bank, however, has no obligation to provide take-out financing to the homebuyer. Most banks have offered funding to developers on a project-by-project basis, with funds tied to a single project.

Other Public Housing Agencies

In 2001, public housing agencies such as Fonhapo and other state housing trusts provided less than 13.5% of mortgage financing in Mexico. These agencies exist at the federal and local levels, and serve the largest segment of the population, mainly non-salaried workers earning less than 25 times the minimum annual wage. Federal housing agencies lend directly to organizations such as state and municipal housing authorities, housing cooperatives and credit unions representing low-income beneficiaries, as well as to individual borrowers. The amount of mortgage credits available is restricted by the Mexican Government budget. Some agencies provide technical assistance to borrowers and final beneficiaries in designing, contracting and supervising the construction of their own housing. Public agency loans to final beneficiaries can be used for projects such as core houses (e.g., minimal dwellings with one room, one kitchen area and one bathroom), urbanized lots, public service installations, home improvements and self-help construction.

MANAGEMENT

Directors

The Board of Directors of the Issuer is currently composed of 11 regular members and 4 alternate members elected annually. The Board of Directors is responsible for the management of the Issuer's business. In addition, the Issuer has statutory auditors, who are elected annually at the ordinary general meeting of shareholders. Under Mexican law, the duties of statutory auditors include, among other things, the examination of the operations, books, records and any other documents of a company and the presentation at ordinary general shareholders' meeting of a report of such examination.

The following table sets forth the current directors of the Issuer:

Name	Position	Years as Director or Alternate Director
Luis Orvañanos Lascurain	Director, Chairman	14
Carlos García Vélez y Cortazar	Director	14
Roberto Cruz y Serrano	Director	14
Miguel Angel Gómez-Mont Urueta	Director	13
Francisco Arellano Benítez	Director	6
Emilio Cuenca Friederichsen	Director	14
José Manuel Agudo Roldán	Director	12
José Carral Escalante	Director	7
Alfredo Abdeljalek Carrasco	Director	14
John D. O'Donnell	Director	7
David Casares Arangoiz	Director	1
Alejandro García Alcocer	Alternate Director	9
Ricardo Morales Tardos	Alternate Director	7
Víctor Segura Gómez	Alternate Director	7
Antonio González Dueñes	Alternate Director	3

Luis Orvañanos Lascurain, Chairman of the Board of Directors, Founder and President

Luis Orvañanos Lascurain founded GEO Edificaciones, S.A. de C.V. (now an important subsidiary of the Issuer) in 1973. Mr. Orvañanos has founded more than 31 construction and housing development companies, which have sold more than 195,000 homes during his years in the Mexican home building industry. Mr. Orvañanos is currently a member of the Board of Directors of *Afore Santander Mexicano*, *Hipotecaria Su Casita* and *Hipotecaria Financiamiento Azteca*. Mr. Orvañanos holds a degree in architecture from the *Universidad Iberoamericana.*

Miguel Gómez-Mont Urueta, Chief Executive Officer

Miguel Gómez-Mont Urueta has been employed by the Issuer for 13 years and has spent a further 10 years in the housing industry. Mr. Gomez-Mont has recently been named President of the *Federación Nacional de Promotores de Vivienda* (PROVIVAC) and has been a member of such institutions as CANACO, CNIC and COPARMEX. Mr. Gomez-Mont received a degree in Industrial Engineering from the *Universidad Iberoamericana*, a master's degree in business administration from the *Instituto Tecnológico y de Estudios Superiores Monterrey* and is currently a member of the Board of Directors of BBVA-Bancomer and MUTUS.COM.

Roberto Cruz y Serrano, Chief Technology and Construction Officer

Roberto Cruz has been employed by the Issuer since its inception. Mr. Cruz has held various positions with the Issuer, including Construction Supervisor, Design Director of Architecture and Construction, Manager of the Design Department, Manager of the Budget Department, Manager of Technical Planning, Construction Manager and General Manager of the Central Branch. Mr. Cruz received a degree in architecture from the *Universidad Iberoamericana*, a master's degree in technology from the *Universidad Nacional Autónoma de México*, and has pursued graduate studies at the *Universidad de Madrid* and the *Agence pour la Coopération Technique Industrielle et Economique* in France.

Emilio Cuenca Friederichsen, Chief Legal Officer

Emilio Cuenca Friederichsen has been employed by the Issuer for 16 years. He has been an auditor and banker for over 30 years. Mr. Cuenca was a member of the Board of Directors and Managing Director of *Crédito Hipotecario del Sur* for *Banca Cremi* and has served as an advisor to *Crédito Hipotecario del Sur, Banca Cremi, Credito Afianzador, Casa de Bolsa Cremi, Arrendadora Cremi, Cremicor, Inmobiliaria Habitat, Inmobiliaria Las Fuentes, Constructora ORVI*, FOVI, and as a representative of *Fiduciario de Banca Cremi*. Mr. Cuenca received a degree in accounting from the *Universidad Nacional Autónoma de México*.

Carlos García-Vélez y Cortázar, Chief Design and Architecture Officer

Carlos García-Vélez y Cortázar has been employed by the Issuer for 27 years. As the Issuer's principal architect, Mr. García-Vélez has had primary responsibility for the creation of La Morada, La Morada II and GEOmorada systems. Mr. García-Vélez is the Director of the *Consejo Internacional de Arquitectos de las Américas*, has authored 45 professional publications and has received awards in Mexico and abroad. Mr. García-Vélez received a degree in architecture from the *Universidad Anáhuac* and a master's degree in design from Harvard University.

Francisco Arellano Benítez, Chief Operations Officer

Francisco Arellano Benítes has been employed by the Issuer for 27 years. Mr. Arellano has held management positions for the last 12 years and is responsible for planning, executing and directing the physical operations of the Issuer. Francisco Arellano has a degree in architecture from the *Universidad Nacional Autónoma de México*.

Alfredo Abdeljalek Carrasco, Independent Director

Alfredo Abdeljalek Carrasco was employed by the Issuer for 17 years and retired in early 2000. Mr. Abdeljalek previously served as the Vice-President of Finance and Administration. Mr. Abdeljalek is a certified public accountant and holds a degree from the *Instituto Tecnológico Autónoma de México*.

José Manuel Agudo Roldán, Independent Director

José Manuel Agudo Roldán was elected to the Issuer's Board of Directors in 1995 and is also the President of *Hipotecaria Su Casita* and a member of the board of Softec, a company dedicated to market research. Formerly, he held positions as President of the *Unión Interamericana para la Vivienda* and of PROVIVAC. Mr. Agudo holds a degree in architecture from the *Universidad Nacional Autónoma de México* and a Master's degree in finance from the *Instituto de Banca y Finanzas*.

José Carral Escalante, Independent Director

José Carral Escalante has been a member of the Board of Directors since 1993 and is a partner in the law firm of *Carral, Rubio del Cueto, S.C.* Mr. Carral has 36 years of international banking experience and has been a member of 35 boards of directors. Mr. Carral has a Juris Doctorate and various other degrees from the University of California at Berkley and New York University.

John D. O'Donnell, Independent Director

John D. O'Donnell is the Chief Executive Officer of the O'Donnell Organization, a real estate development and management company located in California, and is a Trustee of the Urban Land Institute. Mr. O'Donnell, has served as a director of the Issuer since 1993.

David Casares Arangoiz, Independent Director

David Casares has been a member of the Board of Directors since 2001 and is the founder of the consulting firm *Praxis Asesores Corporativos, S. C.* Mr. Casares has over thirty years of consulting experience and has been an advisor to *Apasco, 3M de Mexico, Bital, Casa de Bolsa Inverlat, Alsthom, Kimberly Clark de México, Nafinsa, Seguros Monterrey, Siemens de México* and *Suburbia*, among others. Mr. Casares received a Doctorate from the *Universidad Iberoamericana* and has undertaken several post-graduate studies at the University of Texas, University of San Diego and the *Universidad Latino Americana.*

Victor Segura Gómez, Chief Financial Officer

Victor Segura has been employed by the Issuer for the past 11 years. Mr. Segura has held several positions with the Issuer, including Vice-President of Administration and Finance, Director of several subsidiaries and Director of Finance. Mr. Segura created corporate strategic programs like "*Fábrica de Casas*", "*Fábrica de Clientes*" as well as the "Accounts Receivable Securitizations." Mr. Segura has extensive experience with various corporate finance institutions. Mr. Segura has an accounting degree from the *Instituto Politécnico Nacional.*

Ricardo Morales Tardos, Managing Director

Ricardo Morales Tardos has been employed by the Issuer for the past 11 years and has held the position of director of six of its subsidiaries. Mr. Morales has an engineering degree from the *Universidad Iberoamericana* and a degree in Business Administration from *Instituto Panamericano de Alta Dirección de Empresas.*

Alejandro García Alcocer, Managing Director

Alejandro García Alcocer has been employed by the Issuer for the past 19 years. Before joining the Issuer, Mr. García founded and was the President of the construction company GAOR. Mr. García has held the position of director of two of the Issuer's subsidiaries. Mr. García holds a civil engineering degree from *Universidad Nacional Autónoma de Querétaro.*

Antonio Gonzáles Dueñes, Managing Director

Antonio Gonzáles Dueñes has been employed by the Issuer for the past 3 years. Mr. Gonzáles founded and was the President of the construction company FACIL, before it was acquired by the Issuer. Mr. Gonzáles has also held the position of director of two of the Issuer's subsidiaries. Mr. Gonzáles holds a civil engineering degree from the *Universidad Iberoamericana*, an MBA from the *Instituto Tecnológico de Estudios Superiores de Monterrey*, and a degree in business administration from the *Instituto Panamericano de Alta Dirección de Empresas.*

José Manuel Agudo Roldán, José Carral Escalante, John D. O'Donnell, Alfredo Abdeljalek and David Casarez are not employed by the Issuer or affiliated or associated with any executive officer of the Issuer.

Tomás Lozano Molina acts as Secretary of the Board of Directors. The statutory auditor (*Comisario*) of the Issuer is Joaquín Gómez Alvarez, a senior partner of Deloitte & Touche.

Officers

The following table sets forth the current executive management of the Issuer:

Name	Position	Years with the Issuer
Luis Orvañanos Lascurain.................	President	28
Roberto Crúz y Serrano.....................	Chief Technology and Construction Officer	28
Carlos García-Vélez y Cortázar........	Chief Design and Architecture Officer	28
Francisco Arellano Benítez...............	Chief Operations Officer	27
Emilio Cuenca Friederichsen............	Chief Legal Officer	16
Miguel Gómez-Mont Urueta.............	Chief Executive Officer	13
Victor Segura Gómez........................	Chief Financial Officer	12

Incentive Program

The Issuer has implemented a Key Employee Annual Incentive Plan, pursuant to which common stock of the Issuer (the "Shares") may be allocated in favor of the executive officers and directors of the Issuer. The Incentive Program is designed to align the interests of the Issuer's employees with its shareholders and to provide the Issuer's employees with the opportunity to participate in the growth of the Issuer. The Issuer has reserved 10.6 million Shares for issuance pursuant to this Incentive Program.

Employee Stock Ownership Plan

Under the employee stock ownership plan created in 1997, the Issuer issued 3.6 million shares, all of which are owned by employees of the Issuer.

PRINCIPAL STOCKHOLDERS

Share Ownership

The Issuer's issued and outstanding share capital is currently composed of approximately 100.5 million Series B Shares. The following table sets forth certain information as of December 31, 2001 concerning ownership of the Series B Shares.

	Number of Shares	Percentage
Directors, officers and employees of the Issuer	32,165,381	32.5%
Public Investors	68,307,149	67.5%
Total	100,472,530	100.0%

Shareholder Rights Plan

On April 27, 2001, the Issuer implemented a shareholder rights plan that was approved at the Issuer's annual shareholders' meeting and on August 31, 2001, the details of the plan were expanded at an extraordinary general shareholders' meeting. The plan was implemented in order to deter takeover activities and to prevent an acquirer from gaining control of the Issuer without offering a price acceptable to all shareholders, thus providing protection for minority shareholders, customers and creditors of the Issuer from a devaluation in the Issuer's shares. Under the specific terms of the plan, the rights will be exercisable only if a person, group or corporation acquires beneficial ownership of 30% or more of the Issuer's stock without written approval from the Issuer's Board of Directors. In such an event, the Issuer will issue up to 50,000,000 convertible debentures to a trust set up for the purpose of implementing the plan. The trust will purchase the debentures and convert them into shares (in accordance with resolutions taken at a general shareholders' meeting) for the account of all holders of the Issuer's common stock (excluding the acquiring group) who will then have the right to acquire one additional share of the Issuer's common stock for each share of the Issuer's common stock owned by them at the time of the acquisition at a price of Ps.1.12 per share.

In addition to the shareholder rights plan, the shareholder meeting of April 27, 2001 also approved a tag-along provision for all shareholders. Under the terms of this provision, if a tender offer is made for the Issuer's shares and accepted by the Issuer's Board of Directors, the offer must be extended by the acquiring entity so as to provide all stockholders with the opportunity to participate in the offer and to sell their shares at the same price.

TAXATION

Prospective purchasers of the Notes are advised to consult their own tax advisors as to the consequences under the tax laws of the country of which they are residents in connection with the purchase, ownership and disposition of the Notes, including, without limitation, the application to their particular situations of the tax considerations discussed below, as well as the application of state, local, foreign on other tax laws.

The following summary contains a description of material Mexican income tax considerations that are likely to be relevant to the purchase, ownership and disposition of the Notes by purchasers of the Notes at original issue, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase Notes by any particular investor. This summary is based on the tax laws in force on the date of this Information Memorandum and does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than Mexico.

Mexican Taxation

The following is a description of the material consequences under the Mexican Income Tax Law (*Ley del Impuesto sobre la Renta*) and of the U.S.-Mexico Treaty (when relevant), as currently in effect, of the purchase, ownership and disposition of the Notes by a holder that is not a resident of Mexico and that will not hold the Notes or a beneficial interest in the Notes in connection with the conduct of a trade or business through a permanent establishment (*establecimiento permanente*) in Mexico (a "Foreign Holder"). The discussion below does not address all Mexican tax considerations that may be relevant to particular investors, nor does it address the special tax rules applicable to certain categories of investors or any tax consequences under the tax laws of any state or municipality of Mexico. This summary is based upon the federal tax laws of Mexico and their regulations, as in effect on the date of this Offering Memorandum, which are subject to change. Such tax laws and their regulations are also subject to various interpretations, and the Ministry of Finance and Public Credit, the Mexican Revenue Service (*Servicio de Administración Tributaria*) or the Mexican competent courts could later disagree with the explanations or conclusions set out below.

Foreign Holders According to Mexican Taxation

For purposes of Mexican taxation, an individual or corporation that does not satisfy the necessary requirements to be considered a Mexican resident for tax purposes as described below is deemed to be a Foreign Holder. Individuals are considered Mexican residents when they have established their home in Mexico, unless these individuals have resided in another country for more than 183 days, whether consecutive or not, within a single calendar year and are able to demonstrate that they have become residents of this other country for tax purposes. A legal entity is considered a Mexican resident when incorporated in accordance with applicable Mexican laws or when the main management of its business or its effective head office is established in Mexico. Unless otherwise proven, a Mexican national is considered a Mexican resident for tax purposes. A Foreign Holder conducting a trade or business through a permanent establishment in Mexico will be required to pay regular income tax in Mexico on income attributable to such permanent establishment, which could include income from the Notes.

Concept of Interest for Purposes of Mexican Taxation

For purposes of the Mexican Income Tax Law, the term "interest" includes all benefits or earnings derived from credit rights. Such term also includes, among other things, the amount of any discount at the time of issuance and placement of securities by virtue of which the issuer of such securities pays, at the time of redemption or repayment of such securities, an amount higher than the amount received by such issuer, such as the original issue discount of the Notes.

The Mexican Income Tax Law also considers as taxable interest in the hands of a Foreign Holder the income in credit derived from the purchase of a credit right of any kind, present, future or contingent, when a resident of Mexico or a non-resident with a permanent establishment in Mexico either (i) transfers title to the credit right, or (ii) is the issuer of the securities. In this case, the taxable interest amount would be equal to the difference between the

purchase price and the aggregate amount of (x) the face value of such credit right, and (y) its accrued earnings and benefits not yet subject to withholding.

Taxation of Interest

Under the Mexican Income Tax Law, payments of interest (including the amount of the original issue discount) made by us in respect of the Notes will be subject to Mexican withholding taxes assessed at the following rates:

- 4.9% if such payments are made to Foreign Holders to the extent that (i) the Notes are placed through banks or brokerage houses in a country with which Mexico has in force a treaty for the avoidance of double taxation (which currently includes the United States of America); (ii) the Notes are registered with the Special Section of the National Registry of Securities; (iii) the regulations issued by the Ministry of Finance and Public Credit regarding information requirements are complied with; and (iv) the effective beneficiaries, whether acting directly or indirectly, jointly with related parties or severally, receiving more than 5% of interest paid under the Notes are not (x) shareholders of the Issuer holding 10% or more of the Issuer's voting stock, directly or indirectly, jointly with related parties or severally or (y) corporations or other entities, 20% or more of the stock of which is owned, directly or indirectly, jointly or severally, by persons related to the Issuer.

- 10% if such payments are made to Foreign Holders and the Notes are registered with the Special Section of the National Registry of Securities and placed through banks or brokerage houses (i) in a country with which Mexico has a treaty for the avoidance of double taxation but the Issuer does not comply with the regulations issued by the Ministry of Finance and Public Credit regarding information requirements or (ii) in a country with which Mexico does not have a treaty for the avoidance of double taxation.

- 35% if (i) the Notes are not registered with the Special Section of the National Registry of Securities; or (ii) are not placed through banks or brokerage houses; or (iii) in any event, if more than a 5% of the aggregate amount of interest paid under the Notes is made to any of the related parties to us described in paragraphs (x) or (y) of item above. Such rate will decrease 1% in each of the subsequent years of 2003, 2004 and 2005, to a minimum rate of 32%.

Payments of interest on the Notes are expected to be subject to a 4.9% withholding tax since the conditions specified above are expected to be satisfied. If those conditions are not satisfied or would cease to be satisfied, withholding taxes may be higher.

The Issuer has agreed, subject to exceptions, to pay the Additional Amounts in respect of withholding taxes that may apply in connection with interest payments on the Notes. For a description of the exceptions when the Issuer is not required to pay such Additional Amounts, see "Form of Global Note."

Payments of interest made by the Issuer with respect to the Notes to non-resident pension or retirement funds will be exempt from Mexican taxes, provided that any such fund (i) is duly organized pursuant to the laws of its country of origin, (ii) is the beneficial owner of the interest payments, (iii) is exempt from income tax in such country, and (iv) is registered with the Ministry of Finance and Public Credit for that purpose.

Taxation of Principal

Under existing Mexican law and regulations, a Foreign Holder will not be subject to any Mexican taxes in respect of payment of principal made by the Issuer with respect to the Notes, except for the part in which the payment of the principal corresponds to the original issue discount, which is considered to be part of taxable interest. This interest will be subject to the above indicated withholding rate at the time of payment.

Taxation on Dispositions

Capital gains resulting from the sale or other disposition of the Notes by a Foreign Holder are not taxable in Mexico. However, the purchase of the Notes by a Foreign Holder below par value may be subject to Mexican taxes

at a rate of 10% assessed on the difference between such par value (plus any accrued benefits that have not been subject to Mexican withholding taxes) and the purchase price paid for the Notes.

If the seller of the Notes is a Mexican resident, or a non-resident with a permanent establishment in Mexico, the seller will have a duty to collect and deliver to the Mexican tax authorities the tax within the fifteen working days following the date of the sale. If the seller is not a Mexican resident, or a non-resident with a permanent establishment in Mexico, the purchaser will have the primary obligation of payment of the tax directly to the Mexican tax authorities within the five working days following the date of the purchase.

Transfer Taxes, etc.

A Foreign Holder will not be liable for estate, gift, inheritance or similar taxes with respect to its holdings, nor will it be liable for Mexican stamp, registration or similar taxes.

THE ABOVE SUMMARY IS INTENDED TO OUTLINE CERTAIN MEXICAN TAX LAWS AND REGULATIONS AND IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO OWNERSHIP OF THE NOTES. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THEIR PARTICULAR SITUATIONS.

SELLING RESTRICTIONS

General

Notes may be sold from time to time by the Issuer to or through any one or more of the Dealers to any other person or institution. The arrangements under which the Issuer and the Dealers may from time to time agree that Notes be sold by the Issuer to, and purchased by, Dealers are set out in a Dealer Agreement to be signed between the Issuer and the Dealers named therein (the "Dealer Agreement"). Any such agreement will, among other things, make provision for the price at which the Notes will be purchased by the Dealers and the commissions or other agreed deductibles (if any) payable or allowable by the Issuer in respect of such purchase. The Dealer Agreement makes provision for resignation of existing Dealers and the appointment of additional Dealers.

By its purchase and acceptance of Notes issued under the Dealer Agreement to which these Selling Restrictions are annexed, each Dealer represents, warrants and agrees that it will observe all applicable laws and regulations in any jurisdiction in which it may offer, sell, or deliver Notes; and it will not directly or indirectly offer, sell, resell, re-offer or deliver Notes or distribute the Information Memorandum or any other circular, advertisement or other offering material in respect of the Notes in any country or jurisdiction except under circumstances that will result, to the best of its knowledge and belief, in compliance with all applicable laws and regulations.

The Issuer has registered Notes representing U.S.$70,000,000 in the Special Section of the National Registry of Securities for the offer of the Notes outside Mexico. Registration of the Notes with the Special Section of the National Registry of Securities does not imply any certification as to the investment quality of the Notes, the solvency of the Issuer or its subsidiaries, or the accuracy or completeness of the information contained in this Information Memorandum. The Notes may not be publicly offered or sold in Mexico. This Information Memorandum may not be publicly distributed in Mexico. Each Dealer has represented and agreed that it has not and will not publicly distribute this Information Memorandum in Mexico and that it has not offered and will not offer or sell publicly the Notes in Mexico.

Mexico

No action has been or will be taken in any jurisdiction that would permit a public offering of the Notes or the possession, circulation or distribution of this Information Memorandum or any other material relating to the company or the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Notes may not be offered or sold, directly or indirectly, and neither this Information Memorandum nor any other offering material or advertisements in connection with the Notes may be distributed or published, in or from any country or jurisdiction, except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

United States of America

The Notes have not been and will not be registered under the Securities Act, and the Notes may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons. Each Dealer represents and agrees that it has offered and sold, and will offer and sell, Notes only outside the United States to non-U.S. persons in accordance with Rule 903 of Regulation S under the Securities Act. Accordingly, each Dealer represents and agrees that neither it, nor any of its Affiliates nor any person acting on its or their behalf has engaged or will engage in any directed selling efforts with respect to the Notes, and that it and they have complied and will comply with the offering restrictions requirement of Regulation S under the Securities Act. Each Dealer also agrees that, at or prior to confirmation of the sale of any Notes, it will have sent to each distributor, Dealer or person receiving a selling concession, fee or other remuneration that purchases Notes from it a confirmation or notice to substantially the following effect:

"The securities covered hereby have not been registered under the United States Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold within the United States or to, or for the amount or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the completion

of the distribution of such Notes, except in accordance with Regulation S under the Securities Act. Terms used above shall have the meanings given to them by Regulation S."

Terms used in the preceding paragraphs shall have the meanings given to them by Regulation S under the Securities Act.

United Kingdom

Each Dealer represents and agrees that: (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business; (ii) it has not offered or sold and will not offer or sell any Notes other than to persons whose ordinary activities involve them acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the "FSMA"); (iii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FMSA does not apply to the Issuer or the Guarantors and (iv) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving, the United Kingdom.

In relation to each issue of Notes in respect of which the issue proceeds are to be accepted in the United Kingdom, the Issuer will comply with all applicable laws and regulations (as amended from time to time) of United Kingdom authorities and relevant in the context of the issue of such Notes, and shall submit (or procure the submission on its behalf of) such reports or information as may from time to time be required for compliance with such laws and regulations.

ENFORCEMENT OF CIVIL LIABILITIES

The Issuer is a limited liability corporation (*sociedad anónima de capital variable*) organized under the laws of Mexico. A majority of its directors and officers and certain of the experts named herein are non-residents of the United States and substantially all of the assets of such non-residents and substantially all of the assets of the Issuer are located outside the United States (principally in Mexico). As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or against the Issuer in U.S. courts judgments predicated upon the civil liability provisions of the U.S. federal or state securities laws. The Issuer has been advised by its counsel that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws. The Issuer and each Guarantor has appointed Law Debenture Corporate Services Inc. 767 Third Avenue, 31st Floor, New York, New York 10017 as its agent to receive service of process with respect to any action brought against the Issuer or any Guarantor in any federal or state court in New York County, State of New York arising from the offering of the Notes.

LEGAL MATTERS

The validity of the Notes under New York law will be passed upon by White & Case LLP. Certain legal matters governed by Mexican law will be passed upon for the Issuer by Santamarina y Steta, S.C. and for the Dealers by White & Case, S.C.

INDEPENDENT AUDITORS

The Consolidated Financial Statements of the Issuer as of and for each of the three years ended December 31, 2001, 2000 and 1999 included in this Information Memorandum have been audited by Deloitte & Touche, independent auditors, as stated in their report appearing herein.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents shall be deemed to be incorporated in, and to form part of, this Information Memorandum:

(1) the most recently published audited consolidated annual financial statements;

(2) the most recently available unaudited consolidated quarterly financial statements of the Issuer; and

(3) all amendments and supplements to this Information Memorandum prepared by the Issuer from time to time,

save that any statement contained in this Information Memorandum or in any of the documents incorporated by reference in, and forming part of, this Information Memorandum shall be deemed to be modified or superseded for the purpose of this Information Memorandum to the extent that a statement contained in any document subsequently incorporated by reference modifies or supersedes such statement.

Each of the Issuer and the Guarantors has undertaken, in connection with the listing of the Notes on the Luxembourg Stock Exchange, that if there shall occur any adverse change in the business or financial position of the Issuer or the Guarantors or any change in the information set out in the Form of Global Note, that is material in the context of issuance under the program, the Issuer and the Guarantors will prepare or procure the preparation of an amendment or supplement to this Information Memorandum or, as the case may be, publish a new Information Memorandum, for use in connection with any subsequent issue by the Issuer of Notes to be listed on the Luxembourg Stock Exchange.

The Issuer will provide a copy of this Information Memorandum (or any document incorporated by reference in this Information Memorandum) free of charge at the specified offices of the Paying Agent. Written or oral requests for such documents should be directed to the specified office of any Paying Agent or the specified office of the Listing Agent in Luxembourg.

LISTING AND GENERAL INFORMATION

1. The Notes sold in offshore transactions in reliance on Regulation S and represented by a Global Note have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The appropriate common code and International Securities Identification Number in relation to the Notes of each Series will be specified in the pricing supplement relating thereto. The relevant pricing supplement shall specify any other clearing system as shall have accepted the relevant Notes for clearance together with any further appropriate information.

2. The Issuer will obtain all necessary consents, approvals and authorization in Mexico in connection with the issue and performance of any of the Notes and the Guarantees. This issue of the Notes and the execution of the Guarantees have been authorized by resolutions adopted by the Board of Directors of the Issuer on May 4, 2001.

3. Copies of the Issuing and Paying Agency Agreement are available for inspection at the specified office of the Issuing and Paying Agent in London. Copies of this Information Memorandum (and all supplements hereto), the Issuer's statutory documents, the pricing supplements, the Issuer's most recent audited annual consolidated financial statements and unaudited quarterly reports supplied to the Mexican Stock Exchange are available in English free of charge at the office of the Paying Agent in Luxembourg. The Issuer will prepare a supplement to this Information Memorandum in the event there is a change in the terms and conditions of the Notes or a change in the financial condition of the Issuer. The Issuer's most recent annual consolidated financial statements which are currently available are as of and for the year ended December 31, 2001. The Issuer does not prepare non-consolidated financial statements. Until the repayment of the Notes, the Issuer will maintain a transfer agent in Luxembourg and a paying agent in London as well as in Luxembourg.

4. Application has been made to list the Notes under the program on the Luxemburg Stock Exchange in connection with the listing of any of the Notes on the Luxembourg Stock Exchange, a legal notice relating to the issue of the Notes and copies of the constitutional documents of the Issuer (together with an English translation) will be deposited with the Chief Registrar of the District Court in Luxembourg (Greffier en Chef du Tribunal d'Arondissement de et à Luxembourg), where such documents may be examined and copies obtained upon requests. The Luxembourg Stock Exchange has allocated to the program the number 12750 for listing purposes

5. In the opinion of the management of the Issuer, as of the date of this Information Memorandum, other than as set forth in "Business—Litigation," there is no litigation, actual or pending, which relates to the Issuer or any of its subsidiaries and to which the Issuer is a party or of which the Issuer has been notified that it will be made a party, which is material in the context of the issuance of the Notes.

6. As of the date of this Information Memorandum, there has been no material adverse change in the consolidated financial position of the Issuer since December 31, 2001.

7. The Issuer is a holding company that operates through its subsidiaries, including the Guarantors. Each Guarantor operates as a developer and promoter of homes. The Guarantors are each subsidiaries of the Issuer and the financial statements of all of the Guarantors have been consolidated into the Consolidated Financial Statements of the Issuer appearing elsewhere herein. For a description of the business of the Issuer and its consolidated subsidiaries, including the Guarantors, see "Business", beginning on page 30.

8. The following table sets forth the Guarantors, as of the date hereof, each of which operates as a developer and promoter of homes:

Subsidiary Guarantors	State of Operation	Part. Stock	Paid-in Capital as of March 31, 2002	Profit/Loss after Tax	Dividends Paid as of March 31, 2002
GEO Baja California, S.A. de C.V.	Tijuana, Baja California	99.99%	180,125,000.00	34,166,345.43	0
GEO DF, S.A. de C.V.	México, Distrito Federal	99.00%	29,100,000.00	4,595,631.43	0
GEO Edificaciones, S.A. de C.V.	Estado de México y Distrito Federal	99.99%	260,520,000.00	1,747,591.45	0
GEO Guanajuato, S.A. de C.V.	Guanajuato	99.99%	8,050,000.00	-1,261,989.49	0
GEO Guerrero, S.A. de C.V.	Acapulco, Guerrero	99.99%	132,794,326.92	3,803,105.58	0
GEO Hogares Ideales, S.A. de C.V.	Estado de México y Distrito Federal	99.99%	107,100,500.00	32,787,110.41	0
GEO Laguna, S.A. de C.V.	Torreón, Coahuila	99.99%	105,000.00	3,648,451.14	0
GEO Monterrey, S.A. de C.V.	Monterrey, Nuevo León	97.00%	130,250,000.00	-3,181,024.35	0
GEO Morelos, S.A. de C.V.	Cuernavaca, Morelos	99.99%	60,001,000.00	1,884,420.10	0
GEO Puebla, S.A. de C.V.	Puebla, Puebla	99.99%	32,901,000.00	5,981,288.57	0
GEO Reynosa, S.A. de C.V.	Reynosa, Tamaulipas	99.99%	209,353,495.23	7,302,439.00	0
GEO Tampico, S.A. de C.V.	Tampico, Tamaulipas	99.99%	54,417,500.00	7,058,883.47	0
GEO Veracruz, S.A. de C.V.	Veracruz, Veracruz	99.99%	150,700,250.00	1,324.634.00	0

FORM OF GLOBAL NOTE

CORPORACIÓN GEO, S.A. DE C.V.
Up to US$70,000,000 Euro-Commercial Paper Program

THIS NOTE IS UNCONDITIONALLY GUARANTEED BY CERTAIN SUBSIDIARIES OF THE ISSUER AS TO PAYMENT AND OTHER OBLIGATIONS HEREIN PURSUANT TO THE TERMS HEREOF

1. For value received, Corporación GEO, S.A. de C.V. (the "Issuer"), a corporation organized under the laws of the United Mexican States ("Mexico") promises to pay to The Bank of New York Depository (Nominees) Limited on the Maturity Date the Principal Amount (as indicated on the Schedule attached hereto maintained by the Issuing Agent, as defined herein) in U.S. dollars upon presentation and surrender of this Global Note at the offices of The Bank of New York (London Branch) at One Canada Square, London E145AL, United Kingdom, as a Paying Agent (in such capacity, the "London Paying Agent"), or at the offices of The Bank of New York (Luxembourg) S.A., Aerogold Center, 1A Hoehenhof, L-1736 Senningerberg, Grand Duchy of Luxembourg, as a Paying Agent (in such capacity, the "Luxembourg Paying Agent", and together with the London Paying Agent, the "Paying Agents"). Payment will be made in same day funds by transfer to Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear") or Clearstream Banking, société anonyme ("Clearstream, Luxembourg") (each a "Clearing Agent") in accordance with the terms of the Issuing and Paying Agency Agreement (the "Agency Agreement") dated as of July 24, 2002 between the Issuer, The Bank of New York (London Branch) as Issuing Agent (in such capacity, the "Issuing Agent") and London Paying Agent and The Bank of New York (Luxembourg) S.A. as Luxembourg Paying Agent and Transfer Agent (in such capacity, the "Transfer Agent"). The Issuer may replace any of the Paying Agents or the Transfer Agent in accordance with the terms and conditions of the Agency Agreement, provided that, for so long as the Notes are listed on the Luxembourg Stock Exchange, a notice to the effect of such replacement is published in a leading daily newspaper of general circulation in Luxembourg. Capitalized terms used in this Global Note and not otherwise defined herein shall have the meanings ascribed to them in the Agency Agreement.

2. This Global Note is issued in respect of an issue of euro commercial paper of the Issuer (the "Notes") of the Series indicated in the pricing supplements relating to the Notes forming a part of such Series attached hereto (each a "Pricing Supplement"). The Notes may be issued only in registered form with or without coupons in a minimum tradable amount of U.S.$10,000 and minimum denominations of U.S.$1,000 up to a maximum aggregate principal amount of U.S.$70,000,000. Interest shall be calculated by applying the applicable rate of interest to each specified denomination and multiplying such sum by the applicable day count fraction, which is to be calculated on the basis of a year of 360 days with twelve 30-day months. The Notes will mature and be redeemed at par on their Maturity Date and, subject to agreement in respect of each Series of Notes, may be repaid at maturity or by installments. The Notes are not redeemable prior to their stated maturity. The Notes will become void unless presented for payment within a period of ten years (in the case of principal) and five years (in the case of interest) after the date on which such payment of principal or interest first becomes due.

3. Each of the Guarantors irrevocably and unconditionally guarantees (the "guarantee") the full and prompt payment when due (whether by acceleration or otherwise) of the principal of, interest on and Additional Amounts on any Note issued under the Agency Agreement and of all other obligations and liabilities (including, without limitation, indemnities, fees and interest thereon) of the Issuer now existing or hereafter incurred under, arising out of or in connection with the Agency Agreement or any Note and the due performance and compliance with the terms of the Agency Agreement and the Notes by the Issuer (all such principal, interest, Additional Amounts, obligations and liabilities, collectively, the "Guaranteed Obligations"). Each of the Guarantors understands, agrees and confirms that the Paying Agents and the Holders of the Notes may enforce this guarantee up to the full amount of the Guaranteed Obligations against each Guarantor without proceeding against the Issuer or against any other Guarantor. Each of the Guarantors irrevocably and unconditionally promises to pay such Guaranteed Obligations to the Paying Agents and the Holders of the Notes, or order, on demand, in U.S. dollars. The guarantee shall constitute a guarantee of payment and not of collection.

4. The Notes will constitute direct, unconditional, irrevocable, unsecured and unsubordinated obligations of the Issuer and each Guarantor, ranking *pari passu* with all other present or future unsecured and unsubordinated obligations of the Issuer and such Guarantor, other than obligations which are mandatorily preferred by statute or by operation of law.

5. So long as any Note remains outstanding, neither the Issuer nor any Guarantor shall, create or permit to subsist any Security Interest upon the whole or any part of its assets, present or future, to secure: (a) any Public External Indebtedness; (b) any Guarantees in respect of Public External Indebtedness; or (c) the Public External Indebtedness or Guarantees in respect of Public External Indebtedness of any other Person without: (i) at the same time or prior thereto securing the Notes equally and ratably therewith; or (ii) providing such other security for the Notes as may be approved by a resolution of the Noteholders.

6. In this Global Note, (a) "External Indebtedness" means Indebtedness which is payable (or may be paid): (i) in a currency other than the currency of Mexico; or (ii) to a Person resident, domiciled or having its principal place of business outside Mexico; (b)"Indebtedness", with respect to any Person, means any amount payable (whether as a direct obligation or indirectly through a guarantee by such Person) pursuant to an agreement or instrument involving or evidencing money borrowed or received, the advance of credit, a conditional sale or a transfer with recourse or with an obligation to repurchase or pursuant to a lease with substantially the same economic effect as would constitute a capitalized lease obligation; provided, however, as used in Section 11 hereof "Indebtedness" shall not include any Indebtedness owed by the Issuer or any Guarantor to any other Guarantor of the Issuer; (c)"Public External Indebtedness" means any External Indebtedness which is in the form of or represented by any bond, note, debenture, debenture stock, loan stock, certificate or other instrument the aggregate amount of which exceeds ten percent (10%) of the amount of the Notes then outstanding or US$1,000,000, whichever is greater and which is listed, quoted or traded on any stock exchange or in any securities market; and (d) "Security Interest" means any mortgage, charge, pledge, lien, security interest, sale-leaseback arrangement, preferential arrangement or other charge or encumbrance, or any similar arrangement, including, without limitation, any equivalent created or arising under the laws of the United Mexican States.

7. If the Maturity Date of the Global Note is not a day which is a Business Day, payment in respect hereof will be made on the next day thereafter which is a Business Day in such place, and in such a case no additional interest will be due and payable in respect hereof. "Business Day," as used herein with respect to any location, shall mean any day, other than a Saturday or Sunday or a day on which banking institutions are authorized or obligated by law, executive order or decree to close in New York, London, Luxembourg or Mexico City.

8. All payments in respect of this Global Note shall be made without set-off, counterclaim, fees, liabilities, or similar deductions, and free and clear of, and without deduction or withholding for, any and all present or future taxes, levies, duties, imposts, deductions, charges or withholdings of any nature, and all liabilities with respect thereto, now or hereafter imposed, levied, collected, withheld or assessed by the government of Mexico or any jurisdiction from or through which the Issuer or the Guarantors, as the case may be, shall effect any payment hereunder, or any political subdivision or taxing authority thereof or therein (all such taxes, levies, duties, imposts, deductions, charges, withholdings and liabilities being hereinafter referred to as "Taxes"), except as provided below. If the Issuer, the Guarantors or any agent thereof is required by law or regulation to make any deduction or withholding for or on account of Taxes, the Issuer or the Guarantors, as the case may be, shall pay such additional amounts ("Additional Amounts") as shall be necessary in order that the net amounts received by the holder or beneficial owner of any interest herein or rights in respect hereof after such deduction or withholding shall equal the amount which would have been receivable hereunder in the absence of such deduction or withholding; except that no such Additional Amounts shall be payable: (i) by or on behalf of a holder who is liable for taxes or duties by reason of such holder having some connection with Mexico, other than the mere holding of and payment in respect of this Global Note; (ii) in the case of any tax or duty required to be deducted or withheld by any Paying Agent from a payment on this Global Note if such payment can be made without such deduction or withholding by any other Paying Agent; (iii) in respect of any tax, assessment or other governmental charge which is payable otherwise than by withholding from payments on or in respect of this Global Note (other than stamp, transfer or other similar taxes); (iv) in respect of any estate, inheritance, gift, sales, transfer or personal property tax or any similar tax, assessment or governmental charge; (v) in respect of any tax, assessment or other governmental charge which would not have been imposed but for any failure to comply with certification, identification, information, documentation or other reporting requirements within 30 days following a written request from the Issuer to the holder for compliance concerning the nationality, residence or identity of the holder or beneficial owner of this Global Note, if such compliance is required by law, statute or regulation of Mexico or any jurisdiction from or through which the Issuer or the Guarantors, as the case may be, shall effect any payment hereunder, or of any political subdivision or taxing authority thereof or therein as a precondition to relief or exemption from such tax, assessment or other governmental charge; (vi) to or on behalf of the holder or beneficial owner of this Global Note in respect of Mexican Taxes that would not have been imposed but for the failure of such holder to present this Global Note for payment (where presentation is required) more than 30 days after the later of (x) the date on which such payment becomes due and (y) if the full amount payable has not been received by The London Paying Agent on or prior to such due date, the date on which, the full amount having been so received, notice to that effect shall have been given to the holder or beneficial owner by the Issuing Agent or the London Paying Agent, except to the extent that the holder or beneficial owner would have been entitled to such Additional Amounts on presenting this Global

Note for payment on the last day of the applicable 30-day period; or (vii) in respect of any combination of the aforementioned.

The Issuer will pay any present or future stamp or documentary taxes or other excise or property taxes, charges or similar levies or assessments which arise in any jurisdiction from the execution, delivery or registration of this Global Note or any other document or instrument referred to herein, excluding any thereof imposed by any jurisdiction outside of Mexico (other than any resulting from, or required to be paid in connection with, the enforcement of this Global Note or any other such document or instrument following the occurrence of any default with respect hereto).

9. This Global Note may be exchanged, without charge, in whole but not in part, for registered Notes each in definitive form in a minimum tradable amount of U.S.$10,000 and minimum denominations of U.S.$1,000 up to a maximum aggregate principal amount of U.S.$70,000,000 ("Definitive Notes") only (i) in the event that Clearstream, Luxembourg or Euroclear should be closed for business for a continuous period of 14 days (other than by reason of public holidays) or should announce an intention permanently to cease business or, in fact, does so, (ii) upon the occurrence and continuance of an Event of Default (as defined in the Agency Agreement), at the request of the holder of any Note or (iii) upon the instructions of the Issuer to the Issuing Agent. This exchange will be made upon presentation of this Global Note by the holder hereof at the office of the London Paying Agent or the Luxembourg Paying Agent. The Issuing Agent shall authenticate and deliver outside the United States Definitive Notes having an aggregate face amount equal to that of this Global Note. Any such exchange shall result in the Principal Amount hereof being reduced to zero, whereupon this Global Note shall be surrendered to the Issuing Agent or the respective Paying Agent for cancellation. In the event that Definitive Notes are issued, the Issuer will publish a notice in a leading daily newspaper with general circulation in Luxembourg, advising the holders of the Notes of the payment and transfer procedures in respect of such Definitive Notes. Payments in respect of the principal of, and interest on, such Definitive Notes in the name of the registered holder thereof and transfers between registered holders will be effected during office hours at the office of the Luxembourg Paying Agent.

All notices to holders of the Notes shall be deemed to have been duly given (i) upon the mailing of such notices to holders of the Notes at their registered addresses as recorded in the Issuer's register and (ii) for as long as the Notes are listed on the Luxembourg Stock Exchange, upon publication in a leading daily newspaper of general circulation in Luxembourg, in each case not later than the latest date, and not earlier than the earliest date, prescribed in the Agency Agreement for the giving of such notice.

10. This Global Note, after issuance, will be deposited with a Clearing Agent. Thereafter, any account holder with a Clearing Agent which has a beneficial interest in this Global Note credited to its securities account from time to time (each a "Relevant Account Holder") will, subject to and in accordance with the terms and conditions of the operating procedures and the management regulations of the relevant Clearing Agent, be entitled to transfer any such interest (provided that the transferred interest and any retained interest in excess of zero each must be in minimum tradable amount of at least U.S.$10,000 and in minimum denominations of U.S.$1,000) and (subject to and upon payment being made by the

Issuer to the holder of this Global Note in accordance with this Global Note) will be entitled to receive payments calculated by reference to the beneficial interest in this Global Note credited to its securities account with the Clearing Agent. Payments in respect of the principal of, and interest on, this Global Note registered in the name of a Relevant Account Holder and transfers between such Relevant Account Holders will be effected subject to and in accordance with the terms and conditions of the management regulations and operating procedures of the respective Clearing Agent. For purposes of this paragraph, the securities account records of the Clearing Agents shall in the absence of manifest error be conclusive evidence of the identity of the Relevant Account Holders and of the principal amount of Notes represented by this Global Note credited to the securities accounts of such Relevant Account Holders. Any statement issued by the Clearing Agents to any Relevant Account Holder relating to a specified beneficial interest in this Global Note credited to the securities account of such Relevant Account Holder and stating the principal amount of such beneficial interest and certified by Clearstream, Luxembourg and/or Euroclear to be a true record of such securities account shall in the absence of a manifest error be conclusive evidence of the records of the Clearing Agent for the purposes of the next preceding sentence (but without prejudice to any other means of producing such records in evidence). Notwithstanding any provision to the contrary contained in this Global Note, the Issuer irrevocably agrees, for the benefit of such Relevant Account Holders and their successors and assigns, that in the event that for any reason Definitive Notes are not delivered in exchange for this Global Note in accordance with the terms hereof or that the Issuer fails to make any payment due at the Maturity Date or otherwise, each Relevant Account Holder or its successors or assigns may, without the consent and to the exclusion of the registered holder hereof, file any claim, take any action or institute any proceeding to enforce, directly against the Issuer, the obligation of the Issuer hereunder to pay any amount due or to become due in respect of each Note represented by this Global Note which is credited to such Relevant Account Holder's securities account with a Clearing Agent, as fully as though such Note were evidenced by a Definitive Note without the production of this Global Note; provided, that the registered holder hereof shall not therefore have filed a claim, taken action or instituted proceedings to enforce the same in respect of such Note. The principal amount of this Global Note, shall be reduced by the principal amount, if any, of each Note represented hereby in respect of which full settlement has occurred as a result of any such claim, action or proceeding by such Relevant Account Holders or their successors or assigns.

11. The following events (each an "Event of Default") or circumstances shall be acceleration events in relation to the Notes, namely:

(a) the Issuer fails to pay any amount of principal or interest in respect of the Notes on the due date for payment thereof or fails to pay any amount of interest in respect of the Notes on the due date for payment thereof and such failure with respect to interest continues for a period of 30 days; or

(b) the Issuer fails duly to perform or observe in any material respect any other material covenant or agreement in respect of the Notes contained in the Agency Agreement or the Notes and such failure continues for a period of 30 days after it occurs; or

(c) the Issuer fails duly to perform or observe in any material respect any material covenant or agreement relating to any Indebtedness (other than the Notes) or contained

in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition is to cause or to permit the acceleration of Indebtedness of the Issuer and/or one or more Guarantors in excess of U.S.$2,500,000 in the aggregate (or its equivalent in other currency or currencies), or the failure to pay such Indebtedness at maturity, which acceleration is not rescinded or which payment is not made within the grace period originally applicable thereto; or

(d) any material representation or warranty of the Issuer or any Guarantor in the Agency Agreement or any other document delivered in connection with the Agency Agreement or the issuance of the Notes proves to have been incorrect, incomplete or misleading in any material respect at the time it was made; or

(e) the Issuer or any Guarantor (i) is dissolved, (ii) suspends payments on its debts or fails or is unable to pay its debts generally as they become due, (iii) commences, to the extent permitted by applicable law, a voluntary case in bankruptcy or any other action or proceeding for any other relief under any law affecting creditors' rights that is similar to a bankruptcy law, or (iv) consents by answer or otherwise to the commencement against it of an involuntary case in bankruptcy or any other similar action of proceeding, or a proceeding is commenced in an involuntary case in bankruptcy in respect of the Issuer, if such proceeding is not dismissed or stayed on or before the sixtieth day after the entry thereof or if any such dismissal or stay ceases to be in effect; or

(f) any governmental authorization necessary for the performance of any obligation of the Issuer or any Guarantor under the Agency Agreement or the Notes fails to enter into full force and effect or remain valid and subsisting; or

(g) it is or will become unlawful for the Issuer or any Guarantor to perform or comply with any one or more of its obligations under the Notes or any of them in any material respects; or

(h) there has been entered against the Issuer or any of its Subsidiaries (including any Guarantor) a final judgment, decree or order by a court of competent jurisdiction from which no appeal may be or is taken for the payment of money in excess of U.S.$2,500,000 or its equivalent thereof in any other currency or currencies and 30 days have passed since the date of entry of such judgment, decree or order without its having been satisfied or stayed; or

(i) an attachment, execution or seizure before judgment is levied or enforced upon or sued out against a substantial part of the property of the Issuer or any of its Subsidiaries (including any Guarantor) and is not discharged within 30 days thereof; or

(j) a moratorium is agreed or declared in respect of any Indebtedness of the Issuer or any Subsidiary (including any Guarantor) or any governmental authority or agency condemns, seizes, compulsorily purchases or appropriates all or a substantial part of the assets of the Issuer or any Subsidiary (including any Guarantor); or

(k) any event, which under the laws of the United Mexican States has an analogous effect to any of the events referred to in paragraph (e), (h) or (i) above, occurs; or

(l) one or more of the Guarantors ceases to be a wholly-owned subsidiary of the Issuer.

If any Event or Default shall occur in relation to the Notes, Relevant Account Holders of in the aggregate 25% of the Notes may, by written notice to the Issuer, at the specified office of the Paying Agents, declare that such Note and all interest then accrued on such Note shall be forthwith due and payable, whereupon the same shall become immediately due and payable at its early termination amount (the "Early Termination Amount") (which shall be its principal amount or such other Early Termination Amount as may be specified in or determined in accordance with the relevant Pricing Supplement), together with all interest (if any) accrued thereon without presentment, demand, protest or other notice of any kind, all of which the Issuer will expressly waive, anything contained in such Notes to the contrary notwithstanding, unless, prior thereto, all Events of Default in respect of the Notes shall have been cured.

12. The guarantee shall be governed by the following terms:

(a) Each of the Guarantors hereby waives notice of acceptance of the guarantee and notice of any liability to which it may apply, and waives presentment, demand of payment, protest, notice of dishonor or nonpayment of any such liability, suit or taking of other action by the Paying Agents or any holder of a Note against, and any other notice to, any party liable thereon (including the Issuer or any other Guarantor).

(b) The Paying Agents or a holder of the Note may at any time and from time to time without the consent of, or notice to any Guarantor, without incurring responsibility to such Guarantor and without impairing or releasing the obligations of such Guarantor hereunder, upon or without any terms or conditions and in whole or in part: i) change the manner, place or terms of payment of, and/or change or extend the time of payment of, renew or alter, any of the Guaranteed Obligations, any security therefor, or any liability incurred directly or indirectly in respect thereof, and the guarantee herein made shall apply to the Guaranteed Obligations as so changed, extended, renewed or altered; ii) sell, exchange, release, surrender, realize upon or otherwise deal with in any manner and in any order any property by whomsoever at any time pledged or mortgaged to secure, or howsoever securing, the Guaranteed Obligations or any liabilities (including any of those hereunder) incurred directly or indirectly in respect thereof or hereof, and/or any offset thereagainst; iii) exercise or refrain from exercising any rights against the Issuer or others or otherwise act or refrain from acting; iv) settle or compromise any of the Guaranteed Obligations, any security therefor or any liability (including any of those hereunder) incurred directly or indirectly in respect thereof or hereof, and may subordinate the payment of all or any part thereof to the payment of any liability (whether due or not) of the Issuer to creditors of such Guarantor other than the Paying Agents, one or more holders of the Notes and such Guarantor; v) apply any sums by whomsoever paid or howsoever realized to any liability or liabilities of the Issuer to a holder of a Note regardless of what liabilities or liabilities of the Issuer remain unpaid; vi) consent to or waive any breach of, or any act, omission or default under, the Agency Agreement or a Note, or otherwise amend, modify or supplement the Agency Agreement or a Note or any of such other instruments or agreements; and/or vii) act or fail to act in any manner referred to in this a Note which may deprive any Guarantor of its right to subrogation against the Issuer to recover full indemnity for any payments made pursuant to a Note.

(c) The obligations of each of the Guarantors under the guarantee are absolute and unconditional and shall remain in full force and effect without regard to, and shall not be released, suspended, discharged, terminated or otherwise affected by, any circumstance or occurrence whatsoever, including, without limitation: (i) any action or inaction by the Paying Agents or any holder of a Note as contemplated in the Agency Agreement; or (ii) any invalidity, irregularity or unenforceability of all or part of the Guaranteed Obligations or of any security therefor. The guarantee is a joint and several primary obligation of each of the Guarantors.

(d) Any Indebtedness of the Issuer (including, without limitation, any arising pursuant to any right of subrogation, indemnity, contribution or reimbursement arising under law, contract or otherwise) now or hereafter held by any of the Guarantors is hereby subordinated to the Indebtedness of the Issuer to the holders of the Notes; and such Indebtedness of the Issuer to such Guarantor, if (after an Event of Default has occurred and is continuing) the Paying Agents or the holders of the Notes so request, shall be collected, enforced and received by such Guarantor on behalf of the Paying Agents and the holders of the Notes and be paid over to the Paying Agents or the holders of the Notes on account of the Guaranteed Obligations, but without affecting or impairing in any manner the liability of such Guarantor under the other provisions of the guarantee.

(e) Each of the Guarantors waives, with respect to itself and its obligations hereunder, any right (except as shall be required by applicable law and cannot be waived) to require the Paying Agents or any holder of the Notes to proceed against the Issuer or any other party or pursue any other remedy whatsoever in the power of the Paying Agents or the holders of the Notes. Each of the Guarantors waives any defense based on or arising out of any defense of the Issuer or any other party, other than payment in full of the Guaranteed Obligations, including, without limitation, any defense based on or arising out of the disability of the Issuer or any other party, or the enforceability of the Guaranteed Obligations or any part thereof from any cause, or the cessation from any cause of the liability of the Issuer other than payment in full of the Guaranteed Obligations. The Paying Agents and the holders of the Notes may, at their election, exercise any other right or remedy they may have against the Issuer or any other party, or any security, without affecting or impairing in any way the liability of each of the Guarantors hereunder except to the extent the Guaranteed Obligations have been paid. Each of the Guarantors waives any defense arising out of any such election by the Paying Agents or the holders of the Notes, even though such election operates to impair or extinguish any right of reimbursement or subrogation or other right or remedy of each of the Guarantors against the Issuer or any other party or any security.

(f) Each Guarantor hereby expressly waives the benefits of *orden* and *excusión* and other rights provided for in articles 2814, 2815, 2817, 2818, 2820, 2821, 2823, 2827 and 2836 of the Mexican Federal Civil Code, and the corresponding articles of the other states of Mexico and the Federal District, which articles are not reproduced herein by express declaration that the contents of said articles are known to each of the Guarantors. The Guarantors also hereby irrevocably and expressly waive their rights under and the benefits of articles 2846 and 2847 of the Mexican Federal Civil Code, and the corresponding articles of the other states of Mexico and the Federal District. Each Guarantor also hereby irrevocably and expressly waives any requirement, whether under article 2848 or 2849 of the Mexican Federal Civil Code, and the corresponding articles of the Civil Codes of the other states of Mexico and the Federal District.

All such articles are not reproduced herein by express declaration of the Guarantors that they know the contents of said articles.

(g) The guarantee is a continuing one and all liabilities to which it applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon. No failure or delay on the part of the Paying Agents or the holder of any Note in exercising any right, power or privilege hereunder and no course of dealing between any Guarantor and the Paying Agents or the holder of any Note shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights, powers and remedies herein expressly provided are cumulative and not exclusive of any rights, powers or remedies which the Paying Agents or the holder of any Note would otherwise have. No notice to or demand on any Guarantor in any case shall entitle such Guarantor to any other further notice or demand in similar or other circumstances or constitute a waiver of the rights of the Paying Agents or the holder of any Note to any other or further action in any circumstances without notice or demand.

13. This Global Note shall be governed by, and construed in accordance with, the laws of the State of New York, United States of America; provided however, that in connection with any legal action or proceeding (other than the enforcement of a judgment obtained in another jurisdiction) brought by the registered holder of a Note in the competent courts of Mexico, this Global Note shall be deemed to be an instrument made under the laws of Mexico, and for such purposes shall be governed by, and construed in accordance with, the laws of Mexico.

14. The Issuer and each Guarantor irrevocably submits to the jurisdiction of any New York state and federal court sitting in the Borough of Manhattan, New York City, United States of America or of any competent court of the Federal District of Mexico, Mexico, or any competent court in the jurisdiction of its own corporate domicile *(domicilio social)*, and waives any objection to such proceedings on the ground of venue or on the ground that they have been brought in an inconvenient forum in connection with any proceedings or legal action ("proceedings") in respect of this Global Note. The Issuer and each Guarantor irrevocably nominates Law Debenture Corporate Services Inc. with its office on the date hereof at 767 Third Avenue, 31st Floor, New York, NY 10017, to receive service of process on its behalf in any proceedings in the Federal or state court in the Borough of Manhattan, and in the event any proceeding hereof is brought in a competent court of Mexico, the Issuer and each Guarantor hereby designates as its domicile to receive service of process its respective domicile mentioned under its signature hereon. The submission to the jurisdiction of the courts of the State of New York and Mexico shall not affect the right of the registered holder or the holder of a beneficial interest herein to undertake proceedings in any other court of competent jurisdiction.

CORPORACIÓN GEO, S.A. DE C.V.,
as Issuer
Margaritas no.433
Colonia Exhacienda Guadalupe
Chimalistac
01050 México, D.F., México
Attention: Saul Escarpulli/Marco Lalos

By: ______________________________
Authorized Officer

GEO BAJA CALIFORNIA, S.A. DE C.V.,
as Guarantor
Boulevard Agua Caliente # 4558 , Desp. 1705
Col. Aviación
C.P. 22420 Tijuana B.C.
Mexico
Attention: Saul Escarpulli/Marco Lalos

By: ______________________________
Authorized Officer

GEO D.F., S.A. DE C.V.,
as Guarantor
Vito Alessio Robles # 38
Col. Florida
C.P. 01030 México, D.F.
Mexico
Attention: Saul Escarpulli/Marco Lalos

By: ______________________________
Authorized Officer

GEO EDIFICACIONES, S.A. DE C.V.,
as Guarantor
Margaritas # 433
Col. Ex- Hacienda Guadalupe Chimalistac
C.P. 01050 Mexico, D.F.
Mexico
Attention: Saul Escarpulli/Marco Lalos

By: ______________________________
Authorized Officer

GEO GUANAJUATO, S.A. DE C.V.,
as Guarantor
Blvd. Adolfo López Mateos # 512 Ote.
Col. Centro
Celaya Guanajuato
Mexico
Attention: Saul Escarpulli/Marco Lalos

By: ______________________________
Authorized Officer

GEO GUERRERO, S.A. DE C.V.,
as Guarantor
Rotonda # 24
Col. Fracc. Club de Deportivo
C.P. 39690 Acapulco, Gro.
Mexico
Attention: Saul Escarpulli/Marco Lalos

By: ______________________________
Authorized Officer

GEO HOGARES IDEALES, S.A. DE C.V.,
as Guarantor
Margaritas # 433
Col. Ex-Hacienda Guadalupe Chimalistac
C.P. 01050 Mexico, D.F.
Mexico
Attention: Saul Escarpulli/Marco Lalos

By: ______________________________
Authorized Officer

GEO LAGUNA, S.A. DE C.V.,
as Guarantor
Alfonso Gómez Torres No. 240
Col. Industrial
C.P. 27019 Torreón, Coahuila
Mexico
Attention: Saul Escarpulli/Marco Lalos

By: ______________________________
Authorized Officer

GEO MONTERREY, S.A. DE C.V.,
as Guarantor
Zaragoza 842, Sur 4o.
Col. Centro
C.P. 64000 Monterrey, N.L.
Mexico
Attention Saul Escarpulli/Marco Lalos

By: ______________________________
Authorized Officer

GEO MORELOS, S.A. DE C.V.,
as Guarantor
Av. Palmira No. 104
Col. Palmira
C.P. 62490
Cuernavaca, Mor.
Mexico
Attention: Saul Escarpulli/Marco Lalos

By: ______________________________
Authorized Officer

GEO PUEBLA, S.A. DE C.V.,
as Guarantor
Blvd. Atlixco No. 902 con Esq. 9 Pte.
Col. La Paz
C.P. 72160 Puebla, Puebla
Mexico
Attention: Saul Escarpulli/Marco Lalos

By: ______________________________
Authorized Officer

GEO REYNOSA, S.A. DE C.V.,
as Guarantor
Carr. Reynosa Monterrey Km. 208
Col.Casa Bella 887710
Reynosa, Tamps.
Mexico
Attention: Saul Escarpulli/Marco Lalos

By: ______________________________
Authorized Officer

GEO TAMPICO, S.A. DE C.V.,
as Guarantor
Av. Hidalgo # 2501
Col. Reforma
C.P. 89140 Tampico, Tamps.
Mexico
Attention: Saul Escarpulli/Marco Lalos

By: ______________________________
Authorized Officer

GEO VERACRUZ, S.A. DE C.V.,
as Guarantor
Violetas # 42, esq. La Bamba
Fracc. Geo villas del Puerto
C.P. 91963 Veracruz, Ver.
Mexico
Attention: Saul Escarpulli/Marco Lalos

By: ______________________________
Authorized Officer

This Global Note shall not be valid for any purpose unless duly authenticated by an authorized signatory of the Issuing Agent, in original or facsimile copy and on one or more counterparts, all of which, taken together, shall constitute one and the same instrument.

THE BANK OF NEW YORK
(LONDON BRANCH)

By: ______________________
Authorized Signatory

For the purposes of authentication only and without recourse or warranty.

Date	Principal Amount of Notes	Indicate whether Issuance, Exchange or Redemption (I, E or R)	If Issuance, Indicate:				Total Remaining Principal Amount of Definitive Note	Notation Made By
			Serial No.	ISIN	Common Code	Maturity Date		

Date	Principal Amount of Notes	Indicate whether Issuance, Exchange or Redemption (I, E or R)	Serial No.	If Issuance, Indicate: ISIN	If Issuance, Indicate: Common Code	Maturity Date	Total Remaining Principal Amount of Definitive Note	Notation Made By

FORM OF PRICING SUPPLEMENT

Set out below is a pro forma of the Pricing Supplement that will be used in connection with an issue of Notes under the Program.

Pricing Supplement dated [ ]
Series No. [ ]

Corporación GEO, S.A. de C.V.

(Incorporated under the laws of the United Mexican States)

U.S.$70,000,000 Euro-commercial paper program

Issue of euro-commercial paper program (the "Program") under which the Issuer may issue and have outstanding, at any time, notes (the "Notes," which term, shall include the Notes in global and definitive, registered form) denominated in U.S. dollars and in a minimum tradable amount of U.S.$10,000.00 and minimum denominations of U.S.$1,000.00 up to a maximum aggregate principal amount of U.S.$70,000,000

This document is a Pricing Supplement (as referred to in the Information Memorandum dated July 23, 2002 (as amended, updated or supplemented from time to time, the **"Information Memorandum"** in connection with the above Program) in relation to the issue of Notes referred to above (the **"Notes"**). This Pricing Supplement should be read in conjunction with the Information Memorandum. The Issuer and the Guarantors accept responsibility for the information set forth in the Information Memorandum. Terms defined in the Information Memorandum shall, unless indicated to the contrary, have the same meanings where used in this Pricing Supplement. Reference is made to the Information Memorandum for a complete discussion of the Issuer and, subject as set forth below, the terms and conditions of the Notes, restrictions on transfer of the Notes and certain other matters.

The particulars to be specified in relation to the Notes are as follows:

Issuer:	Corporación GEO, S.A. de C.V.
Dealer:	[ ]
Specified Currency:	U.S. dollars
Principal amount of Global Note to be issued:	[ ]
Issue Date:	[ ]
Maturity Date:	[ ]
Total Amount outstanding under the Program (including this Series):	[ ]

Issue Price:	[ ]
Denominations:	[ ]
Net Proceeds:	[ ]
Settlement Procedure:	Delivery against payment
Interest Rate/Yield to Maturity:	[ ]
Interest Payment Dates:	[ ]
Listing:	Luxembourg Stock Exchange
[Other Terms]:	[ ]
Common Code:	[ ]
ISIN No.:	[ ]

We hereby give instructions to [Euroclear][Clearstream, Luxembourg] to credit the account(s) referred to below with the relevant aggregate principal amount of the Global Note on the Issue Date in accordance with the procedure set forth in Section 6.4 of the Issuing and Paying Agency Agreement.

Terms defined in the above Issuing and Paying Agency Agreement and the Schedules thereto have the same meanings herein.

(Complete the following)

Account to be credited (name of holder)	Clearance system and account number (Clearstream, Luxembourg or Euroclear)	Principal amount to be credited

Please pay/credit [PAYMENT INSTRUCTIONS].

Confirmed

CORPORACIÓN GEO, S.A. DE C.V.

By: ______________________________

By: ______________________________

Dated:

Acknowledged and Agreed:

[NAME OF DEALER]

By: ______________________________

By: ______________________________

Dated:

INDEX TO FINANCIAL STATEMENTS

	Page
Unaudited consolidated interim financial information of CORPORACION GEO, S.A. de C.V. as presented in the First Quarter Earnings Report to the Mexican Stock Exchange for the three-month periods ended March 31, 2002 and 2001	F-2
Audited annual consolidated financial statements of CORPORACION GEO, S.A. de C.V. and subsidiaries as of and for the years ended December 31, 2001 and 2000	F-17
Report of Independent Accountant	F-18
Consolidated Balance Sheets as of December 31, 2001 and 2000	F-19
Consolidated Statements of Income for the Years Ended December 31, 2001and 2000	F-21
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2001 and 2000	F-23
Consolidated Statements of Changes in Financial Position for the Years Ended December 31, 2001 and 2000	F-24
Notes to Consolidated Financial Statements	F-25
Audited annual consolidated financial statements of CORPORACION GEO, S.A. de C.V. and subsidiaries as of and for the years ended December 31, 2000 and 1999	F-56
Report of Independent Accountant	F-57
Consolidated Balance Sheets as of December 31, 2000 and 1999	F-59
Consolidated Statements of Income for the Years Ended December 31, 2000 and 1999	F-61
Consolidated Statements of Changes in Stockholder's Equity for the Years Ended December 31, 2000 and 1999	F-63
Consolidated Statements of Changes in Financial Position for the Years Ended December 31, 2000 and 1999	F-64
Notes to Consolidated Financial Statements	F-66

S.A. de C.V.

TICKER SYMBOL BMV: GEO B

QUARTER: FIRST YEAR: 2002

1Q2002 COMPLEMENT TO MANAGEMENT EARNINGS REPORT



(All figures in millions of pesos as of March 31, 2001)

Corporación GEO,

1Q2002 HIGHLIGHTS

OPERATING RESULTS 1Q2002
(Compared to 1Q2001)

- ✔ *HOMES SOLD: 5,186 units (increase of 8.2% compared to 4,791 in the 1Q2001)*
- ✔ *REVENUES: $1,090.3 (increase of 8.4%)*
- ✔ *GROSS PROFIT: $280.8 (increase of 9.3%) GROSS MARGIN: 25.8%*
- ✔ *OPERATING PROFIT: $151.0 (increase of 14.3%) OPERATING MARGIN: 13.9%*
- ✔ *EBITDA: $228.1 (increase of 8.5%) EBITDA MARGIN: 20.9% EBITDA IN USD: US$25.3*
- ✔ *NET PROFIT: $62.0 (increase of 40.6%) NET MARGIN: 5.7%*

FINANCIAL STRUCTURE
(Compared to 1Q2001)

- ✔ *ACCOUNTS RECEIVABLE TO SALES RATIO:*
  - *56.9% (increase of 0.4% percentage points compared to 56.5% in the 1Q2001)*
- ✔ *DEBT TO CAPITALIZATION BEFORE DEFERRED TAXES:*
  - *43.5% (decrease of -1.2% percentage points compared to 44.8% in the 1Q2001)*

- *OPERATING FREE CASH FLOW:*
  - *Operating Free Cash Flow of US $-27.0 million (improvement of US$5.6 compared to US $32.6 million in the same period last year)*
- *NET DEBT:*
  - *$1,980.4 million (decrease of -6.2% compared to $2,112.1 million in the 1Q2001)*
- *CASH AND CASH EQUIVALENTS:*
  - *$461.8 million (increase of 56.7% compared to $294.8 million in the 1Q2001)*
- *RETURN ON EQUITY:*
  - *12.8% (increase of 93.9% compared to 6.6% in the 1Q2001)*
- *ACCOUNTS RECEIVABLE + INVENTORIES TURNOVER:*
  - *328 days (decrease of -3.3% compared to 339 days in the 1Q2001)*

1- MD&A OF OPERATING RESULTS 1Q2002

SALES

Sales during the first quarter of 2002 classified by mortgage type showed the following performance:

SALES



UNITS SOLD 1Q01
INFONAVIT, FOVI AND CHILE
3,357
1,273
161
4,791
INFONAVIT
FOVI
CHILE
TOTAL
UNITS SOLD 1Q02
INFONAVIT, FOVI AND CHILE
4,100
1,086
5,186
INFONAVIT
FOVI/FOVISSSTE
TOTAL

Sales mix by housing agencies during the first quarter of 2002 were:



SALES MIX GEO
1Q
27%
73%
21%
79%
1Q01
1Q02
INFONAVIT
FOVI

Distribution of homes sold by price range during the first quarter of 2002 was:



SALES MIX BY PRICE RANGE
1Q01
TOTAL SALES
4,630
UP TO $180,000
67 1.4%
UP TO $ 320,000
352 94.0%
UP TO $470,000
22 0.5%
ABOVE
$470,000
189 4.1%
SALES MIX BY PRICE RANGE
1Q02
TOTAL SALES
5,186
UP TO $180,000
1,662 32.1%
UP TO $ 320,000
3,109 59.9%
UP TO $470,000
239 4.6%
ABOVE $470,000
176 3.4%

415 houses out of the 5,186 homes sold by GEO during the 1Q2002 were registered in the upper affordable and middle income housing segments.

REVENUES

After having passed the changes in revenues seasonality caused by the changes in Administration during year 2000, we expect revenues seasonality in 2002 to be almost identical to that presented in the year 2001. In light of this expectation, year 2002 results should be very predictable and consistent during all the year.



QUARTERY REVENUES SEASONALITY 1999 - E 2001
30%
29%
28%
27%
26%
25%
24%
23%
22%
21%
20%

	1Q	2Q	3Q	4Q
2001	21%	22%	27%	30%
E2002	21%	23%	27%	29%

1Q2002 revenues presented an increase of 8.4% compared to the same period of 2001. Revenues for the first quarter of 2002 compared to the first quarter of 2001 were:



REVENUES 1Q
1,100.0
900.0
700.0
500.0
1,005.8
1,090.3
1Q01
1Q02

AVERAGE SALES PRICE

The average home price during the first quarter of 2002 was P$211,580 an decrease of –4.5% compared to the 1Q2001 and a increase of 0.1% when compared to the 4Q2001. The performance of the average price was due to the effects of the company's diversification in its sales mix.



AVERAGE SALES PRICE GEO
230,000
220,000
210,000
200,000
190,000
180,000
221,648
211,311
211,580
1Q01
2Q01
3Q01
4Q01
1Q02

EQUIVALENT PRODUCTION

The number of equivalent homes produced (revenues/average price) during the first quarter was 5,153 units, an increase of 13.6% compared to the same period of 2001. In addition, during the first quarter 21 new projects, for a total of 4,599 homes, were initiated.



EQUIVALENT PRODUCTION 1Q
5,500
5,000
4,500
4,000
3,500
3,000
4,537
5,153
1Q01
1Q02

MORTGAGE BACKLOG

The backlog for Mexico is represented by mortgage commitments granted by INFONAVIT and FOVI for GEO's projects. During the first quarter of 2002, -640 mortgages were declined for the purpose of obtaining better conditions in prices. Backlog as of March 2002 was valid for 46,511 units, sufficient for approximately 1.7 years of production, including the signed agreements under the Savings Program GEOFACIL.

		1Q01	1Q02
Backlog as of December 31		29,704	46,237
(-)	Sales Mexico	-4,630	-5,186
(+)	Mortgages Granted	6,143	6,100
(-)	Mortgages Declined	-1,702	-640
(+)	GEOFACIL	24,000	0
	Backlog as of March 31	**53,515**	**46,511**

GROSS PROFIT

Gross profit for the 1Q2002 totaled in $280.8 million pesos, an increase of 9.3% compared to the same period last year. Gross margin for the 1Q2002 compared to the same period of 2001 showed an increase of 0.2% percentage points, passing from 25.5% in the 1Q2001 to 25.8% in the 1Q2002. Gross margin variations were mainly caused by lower interest rates that impacted our capitalized interest expenses and lower cost of licenses and permits.



GROSS PROFIT 1Q
400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
27.0%
26.0%
25.0%
24.0%
257.0
280.8
25.5%
25.8%
1Q01
1Q02
$
Margin

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A during the first quarter of 2002 presented an increase of 4.0% in real terms, the equivalent to $5.0 million, in comparison to the 1Q2001. The policy of austerity initiated in the 4Q2000 continues to produce good results. The

incidence of SG&A expenses to sales over the first quarter of the year was 11.9%, moving from 12.4% in the 1Q2001.

First quarter SG&A expenses and their incidence over sales, compared to the same period of 2001 were:



SG&A EXPENSES 1Q
140.0
130.0
120.0
110.0
100.0
13.0%
12.0%
11.0%
10.0%
9.0%
12.4%
124.8
129.8
11.9%
1Q01
1Q02
$
Incidence to Sales

OPERATING PROFIT

Operating profit during the first quarter presented an increase of 14.3% compared to the 1Q2001 while Operating margin presented an increase of 0.7% percentage points passing from 13.1% in the 1Q2001 to 13.9%.



OPERATING PROFIT 1Q
180.0
160.0
140.0
120.0
100.0
16.0%
15.0%
14.0%
13.0%
12.0%
132.1
151.0
13.9%
13.1%
1Q01
1Q02
$
Margin

MARGIN COMPARISON VERSUS MAIN COMPETITORS

It is important to recall that according to US GAAP and international standards, GEO capitalizes cost of financing related to production, rather than applying them to the integral cost of financing.

Under the same accounting policies used by the public homebuilding companies in Mexico, Corporación GEO has the leading Gross margins in the industry, despite the fact that GEO's production is almost 70% larger than that of its closest competitors.

Under Mexican GAAP and for peer comparison purposes, Gross Margin for the first quarter of 2002 would be 30.1%, while Operating Margin would be 18.2%.


MARGINS GEO 1Q2002
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
30.1%
25.8%
18.2%
13.9%
Gross Margin
Operating Margin
Capitalizing Interest Expenses
Without Capitalizing Interest Expenses

EBITDA

1Q2002 EBITDA presented an increase of 8.5% compared to the same period last year while EBITDA margin remained stable compared to last year reaching 20.9%. First quarter 2002 EBITDA compared to first quarter of 2001 was:

	1Q01	1Q02	Change	%
OPERATING PROFIT	132.1	151.0	19	14.3%
Capitalized interest Expenses	80.4	65.3	-15	-18.8%
Capitalized Repomo	-32.0	-17.6	14	-45.0%
Amortization & Depreciation	29.7	29.4	0	-1.2%
EBITDA	**210.2**	**228.1**	**18**	**8.5%**
EBITDA MARGIN	**20.9%**	**20.9%**	**0.0%**	**0.1%**

EBITDA in US $ millions	21.2	25.3	4.1	19.3%

EBITDA per Share	2.092	2.270	0.2	8.5%


EBITDA 1Q
230.0
220.0
210.0
200.0
228.1
210.2
20.9%
20.9%
22.0%
21.0%
20.0%
1Q01
1Q02
$
Margin

INTEGRAL COST OF FINANCING

Integral Cost of Financing during the first quarter showed a decrease of –13.0% in comparison to the same period last year. Financial expenses presented a decrease of –28.9% compared to the 1Q2001. The decrease in financial expenses was caused by a better mix of financial liabilities as well as by the reduction in interest rates in Mexico during the term.

Integral Cost of Financing for the 1Q2001 was:

	1Q01	1Q02	Change	%
Financial Products	-9.0	-6.5	2.5	-28.2%
Financial Expenses	53.0	37.7	-15.3	-28.9%
Monetary Loss	19.0	19.5	0.6	3.0%
Exchange Rate Loss	-6.6	-1.7	4.9	-74.5%
CIF	**56.4**	**49.1**	**(7.3)**	**-13.0%**


INTEGRAL COST OF FINANCING 1Q
56.4
49.1
60.0
40.0
20.0
0.0
1Q01
1Q02

NET PROFIT

Net profit during the 1Q2002 compared to last year observed an increase of 40.6%, moving from $44.1 million in the 1Q2001 to $62.0 million in this term. Net margin for the first quarter of 2002 presented an increase of 1.3% percentage points in comparison to the 1Q2001 moving from 4.4% to 5.7%.

During the first quarter $33.4 million pesos were accounted as part of the deferred taxes according to the d-4 bulletin, affecting the Net Income of the period. Net profit during the first quarter 2002 showed as follows:

	1Q01	1Q02	Change	%
Earnings before Taxes	**59.7**	**94.9**	**-35.2**	**58.9%**
Income Tx & PTU	13.0	33.0	-20.0	153.7%
Continued Operations	46.7	61.9	-15.2	32.5%
Discontinued Op.	-5.2	0.0	-5.2	-100.0%
Minority Interest	-2.6	-0.1	-2.5	-96
NET PROFIT	**44.1**	**62.0**	**-17.9**	**4**


NET PROFIT 1Q
80.0
60.0
40.0
20.0
0.0
44.1
62.0
4.4%
5.7%
8.0%
6.0%
4.0%
2.0%
0.0%
1Q01
1Q02
$
Margin

EARNINGS PER SHARE

*Under Mexican Account Principles

EPS for the first quarter of the year 2002 and the twelve-months accumulated EPS were as follows:

PERIOD	1Q01	1Q02	Change	
			EPS	%
First Quarter 2002	**0.439**	**0.617**	**1890.178**	**40.6%**
Accumulated 12 months (Mar 01- Mar 02)	**1.528**	**3.010**	**1.482**	**97.0%**

2- MD&A OF FINANCIAL STRUCTURE:

CASH & CASH EQUIVALENTS

The cash balance of the company during the first quarter of the year presented an increase of 56.7% compared to the 1Q2001, going from $294.8 million to $461.8 million pesos in the 1Q2002.

It is important to notice that the level of cash during the period includes $95 million pesos still available to pay the remaining US $10 million of the company's Eurobond that comes due in May.


CASH & CASH EQUIVALENTS
500.0
400.0
300.0
200.0
100.0
294.8
461.8
1Q01
1Q02

COLLECTION AND ACCOUNTS RECEIVABLE

The accounts receivable to sales showed a increase of 0.4% percentage points versus the 1Q2001, driven by the increase in production during the period.


ACCOUNTS RECEIVABLE TO SALES
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
56.5%
54.2%
55.9%
50.3%
56.9%
1Q01
2Q01
3Q01
4Q01
1Q02

INVENTORIES AND LAND BANK

As a result of the "Land Outsourcing" strategy managed by the company to diminish working capital needs, the level of inventories of the first quarter presented a decrease of $-392.8 million compared to the 1Q2001.

The composition of inventories as of March 31 was the following:

	1Q01	1Q02	Change	%
Promotions in process	1,049.1	830.2	218.9	-20.9%
Materials	211.2	174.1	37.2	-17.6%
Land Inventory	598.9	462.1	136.7	-22.8%
INVENTORIES	**1,859.2**	**1,466.4**	**-392.8**	**-21.1%**

It is the objective of the administration to maintain a minimum level of two years of production available in land bank, through different schemes of acquisition and insurance of land. In this way, the company looks to diminish working capital needs and land ownership risk.

As of March 2002, land availability of the company reached a total of 77,245 affordable entry-level units or the equivalent of 849.7 hectares, as a consequence of the combination of GEO's owned land, options agreements and the "Land Outsourcing" scheme.

Geo controls land bank worth for 2.8 years of production with a low financial cost and a limited ownership risk.



LAND BANK - 1Q2002
12,376
38,886
Owned
Land Outsourcing
Optioned
25,983

OPERATING FREE CASH FLOW

Operating Free Cash Flow for the period of January – March 2002, presented an improvement of US $5.6 million, having passed from US $-32.6 million to US $-27.0 million in the same period of 2001.



OPERATING FREE CASH FLOW US$
Quarter over Quarter
15.0
10.0
5.0
0.0
-5.0
-10.0
-15.0
-20.0
-25.0
-30.0
11.4
-27.0
Dic-01
Mar-02



OPERATING FREE CASH FLOW
Generated In 1Q
0.0
-5.0
-10.0
-15.0
-20.0
-25.0
-30.0
-35.0
-32.6
-27.0
1Q01
1Q02

NET DEBT AND FINANCIAL LIABILITIES STRUCTURE

In line with management's objective of generating moderate EBITDA growth and positive operating free cash flow under the same platform of debt and capital, net debt presented a decrease of -6.2% or $-131.7 million pesos, reaching a level of $1,980.4 million pesos compared to the $2,112.1 million in the 1Q2001.

The company's debt profile showed a composition of 65.4% short-term and 34.6% long-term financial liabilities, while debt in dollars as of March only represented 1.8% of the total debt of the company reducing the debt risk profile in a significant way. Moreover, interest coverage improved from 1.6 in the 1Q2001 to 2.2 in the 1Q2002.

In addition, the company has more than $2,821.9 million pesos in lines of credit that are available and not used as a combination of the diversification of financial instruments available to GEO.

From the $2,821.9 million pesos in lines of credit that are available and not used $2,259.9 million correspond to available lines of credit under the bridge loan financing while the remaining $562.0 is composed of direct credits, commercial paper, the medium-term notes program and leasing. This availability in lines of credit assures enough working capital for the company to build an excess of more than 20,255 houses.

Some of the important debt indicators as of March 2002 are:

			Change	
DEBT INDICATORS	**1Q01**	**1Q02**	**Amount**	**%**
Net Debt	2,112.1	1,980.4	(131.7)	-6.2%
Net Debt to Capitalization Ratio	47.7%	45.6%	-2.2%	-4.5%
Net Debt to Capitalization Ratio without def. Tax	41.6%	38.5%	-3.1%	-7.4%
Short-term debt to Total debt	62.1%	65.4%	3.4%	5.4%
Long-term debt to Total debt	37.9%	34.6%	-3.4%	-8.9%
U.S. Dollar debt to Total debt	76.0%	1.8%	-74.2%	-97.6%
Pesos debt to Total debt	24.0%	98.2%	74.2%	309.1%
Liquidity (CA/CL)	2.39	2.32	(0.1)	-2.9%
AcidTest (CA-Inv/CL)	1.54	1.65	0.1	6.8%

Composition and average cost of debt per financial instrument during the first quarter of the year, showed was follows:

	1Q2002		Average	Average
TOTAL FINANCIAL LIABILITIES	**Amount**	**Total %**	**Cost**	**Rates**
Bridge Loans TIIE	1059.0	43.5%	TIIE + 2.3	10.8%
Bridge Loans UDIS	17.6	0.7%	UDIS + 10.8	15.2%
Direct Loans	265.1	10.9%	TIIE + 2.8	11.3%
Commercial paper	146.6	6.0%	TIIE + 2.25	10.7%
Leasing	11.3	0.5%	TIIE + 1.5	10.0%
Medium Term Notes in Pesos P001	300.0	12.3%	CETES + 4	11.3%
Medium Term Notes in Pesos P002 & P003	500.0	20.5%	TIIE + 3.0%	11.5%
Eurobond	93.5	3.8%	10.0%	10.0%
Others	44.0	1.8%	9.1%	9.1%
AVERAGE COST OF DEBT	**2,437.0**	**100.0%**	**11.0%**	

It is important to mention that 44.2% of company's debt is under the "Bridge Loan" financing vehicle. Due to its nature, the bridge loan should be considered as working capital, because of the low risk that it represents for the company: building execution and collection of the project.

The maturity of a bridge loan is always longer than the expected period of time to finishing and collecting the project. The guarantee of each bridge loan is the physical project that it is financing, and the company signs a new loan for every single project.

3- LABOR AND MANAGEMENT

As of March 31 of 2002, Corporación GEO had 6,687 eventual workers (labor), representing 11.8% less than in the 1Q2001. In addition, the number of non-unionized administrative and fixed personnel was 3,147 representing an adjustment of 10.3% in comparison to March 2001. These adjustments are part of the restructure program initiated in September 2000 to reduce redundancy and improve efficiencies.

4- GEO WINS AWARD FOR BEST INVESTOR RELATIONS WEBSITE IN MEXICO ORGANIZED BY LATINFINANCE

On January 21, 2002 Geo received the award for best Investor Relations Website among public companies in Mexico, according to the popular vote of professionals in the capital markets.

This Second edition of the POP+ contest was jointly organized by MZ Consult and Latin Finance magazine, and was the most widely contested in the history of the event, with a total of 1,900 votes cast, and 53 Latin American companies participating. The ceremony took place in São Paulo on January 23.

"This is a sign of the great commitment that the leadership of Corporación Geo has to promoting in an intentional way the company's image in the financial markets, and to providing the same level of information about the company to all investors and analysts, using mass communications methods, and especially Internet technologies," commented Miguel Gómez Mont, CEO.

At the end of the voting period, which took place from November 1, 2001 to January 15, 2002, and was open only to qualified capital market professionals, Corporación Geo and PETROBRAS in Brazil dominated the competition and emerged as the winners of the most votes for best Investor Relations Websites in Mexico and Brazil, respectively.

Iván Vela, Geo's Director of Finance and Equity Markets, added: "At Geo, we are very proud of this positive reaction of analysts and investors to the great efforts that we are extending in order to create closer relationships and more open and transparent communication with all players in the capital markets. At the same time, we feel even more committed now to increase the amount, quality and accessibility of public information available about the company and its business prospects"

5- GEO RECLASSIFIES ITS "OTHER EXPENSES" ACCOUNT

On April 19, Geo announced that in accordance with a new business policy regarding repair expenses, it is partially reallocating the figures included in the "Other Expenses" line on its income statements. Because of this, Geo has decided to restate certain items in the company's 2001 financial statements to reflect this change, in order to provide a more accurate basis for comparison of the current year's results.

The "Other Expenses" account has consisted mainly of repair expenses for damage occurring in completed housing developments, which had been caused either by natural phenomena or neglect/abuse by a third party, but which ultimately reflected on Geo's image with current and potential clients.

In light of the volume of its operations and the promising outlook for the Housing Industry in Mexico, the Company has adopted a commercial policy that it will always intervene in its completed developments to solve any problem caused by natural phenomena or third parties, with the intention of supporting the Company's brand image and promoting sales through 'word of mouth'. The difference lies in that in the past, each case was evaluated in an isolated manner and the Company did not always intervene, and thus these expenses were considered extraordinary and nonrecurring.

As a result of this business policy, the Company has determined that these items, although extraordinary, will increasingly be of a recurring nature as Geo continues to grow. For this reason, the Company has decided to reclassify some items included in the account of "Other Expenses" to be included in "Other Expenses - Net" within the heading of Administrative Expenses (SG&A).

The resulting changes have a slight effect in the Operating Profit and EBITDA for 2001. However, the changes are simply accounting reclassifications that do not affect the Revenues or the Net Profit of the Company.

"We believe that adopting this commercial policy is very important for the brand image of Geo Houses, especially when the Company has again taken a growth path. The corresponding accounting change will help improve the quality of our earnings and does not change in any way our expectations for 2002," said Miguel Gómez-Mont, CEO.

For basis of comparison, the reclassification will take place in the 4Q2001 leaving the first three quarters as reported to the Mexican Stock Exchange. The following tables detail the effect of this new policy for the full year and for each quarter of 2001:

Full Year 2001
(In millions of pesos as of December 31, 2001)

	Reported to BMV	Reclassified	Variation
Revenues	4,710.0	4,710.0	0.0%
Gross Profit	1,226.9	1,226.9	0.0%
Operating Profit	**699.8**	**662.3**	**-5.3%**
EBITDA	**1,010.5**	**973.0**	**-3.7%**
Net Profit	280.7	280.7	0.0%

Year 2001- Quarter to Quarter
(In millions of pesos as of each quarter)

	1Q01 BMV	2Q01 BMV	3Q01 BMV	4Q01 BMV	4Q01 Reclassified
Revenues	961.0	1,023.9	1,247.2	1412.0	1,412.0
Gross Profit	245.5	261.9	326.8	375.7	375.7
EBITDA	126.2	141.7	190.6	**232.1**	**194.5**
Net Profit	200.8	213.3	270.3	**312.1**	**274.5**
	42.1	51.1	90.5	93.4	93.4

Luis Orvañanos
Chairman of the Board

Corporación GEO, S.A. de C.V.

CONSOLIDATED 1Q2002 INCOME STATEMENTS
THOUSANDS OF PESOS AS OF MARCH 31, 2001

	1Q2001		1Q2002		Variation	
Homes Sold	4,791		5,186		395	8.2%
	$	%	$	%	$	%
Revenues	1,005,838	100.0%	1,090.287	100.0%	84,449	8.4%
				100.		
Cost of Goods Sold	748,874	74.5%	809,473	74.2	60,599	8.1%
Gross Profit	256,964	25.5%	280,814	25.8%	23,850	9.3%
SG&A	124,819	12.4%	129,801	11.9%	4,982	4.0%
Operating Profit	**132,146**	**13.1%**	**151,013**	**13.9%**	**18,867**	**14.3%**
EBITDA	**210,209**	**20.9%**	**228,076**	**20.9%**	**17,867**	**8.5%**
Integral Cost of Financing						
Financial Products	(8,988)	0.9%	(6,458)	0.6%	2,530	-28.2%
Financial Expenses	53,030	5.3%	37,701	3.5%	(15,329)	-28.9%
Foreign Exchange Loss (Gain)	(6,588)	0.7%	(1,681)	0.2%	4,907	-74.5%
Monetary Loss (Gain)	18,975	1.9%	195,536	1.8%	561	3.0%
	56,428	5.6%	49,097	4.5%	(7,331)	-13.0%
Other Net Expenses	15,999	1.6%	7,045	0.6%	(8,954)	-56.0%
Earnings from Continued Op. Before Taxes	**59,719**	**5.9%**	**94,871**	**8.7%**	**35,152**	**58.9%**
Provisions						
Income Taxes	6,904	0.7%	(757)	-0.1%	(7,661)	-111.0%
Deferred Taxes	6,068	0.6%	33,361	3.1%	27,293	449.8%
Profit Sharing	23	0.0%	364	0.0%	341	1480.9%
Earnings from Continued Operations	**46,723**	**4.6%**	**61,903**	**5.7%**	**15,180**	**32.5%**
Earnings (Loss) from Discontinued Operations	(5,221)	0.5%	0%	0.0%	5,221	-100.0%
Net Profit (loss) before Minoritary Interest	41,501	4.1%	61,903	5.7%	20,402	49.2%
Minoritary Interest	(2,571)	0.3%	(81)	0.0%	2,490	-96.9%
Net Profit (loss)	44,073	4.4%	61,984	5.7%	17,911	40.6%

Corporación GEO, S.A. de C.V.

CONSOLIDATED BALANCE SHEET
THOUSANDS OF PESOS AS OF MARCH 31, 2002

	Jan-Mar 01	Jan-Mar 02	Variation	
		%	%	
ASSETS				
CURRENT ASSETS				
Cash and Cash Equivalents	294,773	461,792	167,020	56.7%
Account Receivable	2,724,885	2,764,586	39,701	1.5%
Affiliates and Associates	11	0	-11	-100.0%
Inventories	1,859,176	1,466,388	-392,788	-21.1%
Other Current Assets	347,120	358,914	11,794	3.4%
Other Current Assets From Discontinued Subsidiaries	15,580	1,877	-13,703	-88.0%
Current Assets>	**5,241,546**	**5,053,557**	**-187,989**	**-3.6%**
INVESTMENT IN ASSOCIATES				
NET PROPERTY, PLANT AND EQUIPMENT	59,948	99,771	39,822	66.4%
OTHER ASSETS	808,643	694,621	-114,022	-14.1%
OTHER ASSETS FROM DISCONTINUED SUBSIDIARIES	59,107	142,041	82,934	140.3%
	158	0	-158	--100.0%
TOTAL ASSETS>	**6,169,402**	**5,989,989**	**-179,413**	**-2.3%**
LIABILITIES AND SHAREHOLDERS EQUITY				
Bank Liabilities	1,493,652	1,597,774	104,121	7.0%
Suppliers	463,358	428,912	-34,446	-7.4%
Accumulated Taxes and Expenses	218,709	142,440	-76,269	-34.9%
Income Tax and Profit Sharing	6,331	7,112	781	12.3%
Other Liabilities from Discontinued Subsidiaries	10,207	0	-10,207	-100.0%
Current Liabilities>	**2,192,257**	**2,176,238**	**-16,019**	**-0.7%**
LONG TERM LIABILITIES	913,201	844,372	-68,829	-7.5%
LAND SUPPLIERS	33,683	19,906	-13,777	-40.9%
Long Term Liabilities>	946,884	**864,277**	**-82,607**	**-8.7%**
Non-Deferred Total Liabilities	3,139,140	**3,040,515**	**-98,626**	**-3.1%**
Deferred Income Tax	718,787	585,839	-132,948	-18.5%
TOTAL LIABILITIES>	3,857,928	**3,626,354**	**231,574**	**-6.0%**
SHAREHOLDER'S EQUITY				
Common Stock				
Reinstated Common Stock	112,851	111,360	-1,491	-1.3%
Effect of Conversion in Foreign Entities	255,252	251,853	-3,399	-1.3%
Premium on Shares Subscription	-1,952	-169	1,783	-91.4%
Reserve for Share Repurchase Program	-2,214,882	2,215,502	620	0.0%
Retained Earnings	0	211,996	211,996	na
Period Result	2,055,241	2,250,241	195,000	9.5%
Deficiency in Reinstated Capital	50,142	95,345	45,203	90.2%
	-1,806,933	-2,004,953	-198,020	11.0%
Majority Shareholders Equity	**2,879,483**	**3,131,174**	**251,691**	**8.7%**
Minority Shareholder's Equity	88,896	35,175	-53,721	-60.4%
Minoritary Equity Discontinued Subsidiaries	2,710	920	-1,790	-66.0%
Total Non-Deferred Shareholder's Equity	**2,971,089**	**3,167,270**	**96,181**	**6.6%**
Initial Deferred Tax	-659,532	-559,532	0	0.0%
Deferred Tax in Historical Results	-6,068	-53,361	-27,293]	449.8%
Deferred Tax in Accumulated Results	-94,014	-210,742	-116,728	124.2%
Total Tax Liabilities	-659,615	-803,635	-144,020	21.8%
Total Shareholder's Equity	2,311,474	2,363,635	52,161	2.3%
TOTATL LIABILITIES AND SHAREHOLDERS EQUITY	**6,169,402**	**5,989,989**	**-179,414**	**-2.9%**

CORPORACION GEO, S. A. DE C. V. and Subsidiaries

Consolidated Financial Statements for the Years Ended December 31, 2001 and 2000 and Independent Auditors' Report

Deloitte &Touche

INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Stockholders of
CORPORACION GEO, S. A. DE C. V. and subsidiaries:

We have reviewed the accompanying consolidated balance sheets of CORPORACION GEO, S. A. de C. V. and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the years then ended, all expressed in thousands of Mexican pesos of purchasing power of December, 31 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CORPORACION GEO, S. A. de C. V. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations, changes in their stockholders' equity and changes in their financial position for the years then ended in conformity with accounting principles generally accepted in Mexico.

The accompanying financial statements have been translated into English for the convenience of users.

C.P.C. Ramón Arturo García Chávez

Mexico City, D. F., Mexico
March 4, 2002

CORPORACION GEO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2001 AND 2000
(Thousands of Mexican Pesos of Purchasing Power of December 31, 2001)

	2001	2000
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	Ps. 682,775	Ps. 570,654
Accounts receivable – net (Note 2)	2,367,842	2,481,620
Real estate inventories (Note 3 and 9)	1,449,104	1,646,815
Other current assets (Note 4 and 6)	203,280	332,804
Total current assets	4,703,001	5,031,893
RECOVERABLE CREDIT RIGHTS (Note 6)	266,237	
REAL ESTATE INVENTORIES (Note 3 and 8)	117,341	113,792
INVESTMENTS IN ASSOCIATED COMPANIES (Note 5)	67,163	46,435
PROPERTY AND EQUIPMENT – Net (Note 7)	717,858	807,033
OTHER ASSETS (Note 8)	44,885	64,444
TOTAL	Ps. 5,916,485	Ps. 6,063,597
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Notes payable to banks (Note 9)	Ps. 1,339,863	Ps. 1,357,557
Current portion of long-term debt (Note 12)	117,222	42,427
Payables to suppliers of land – current portion (Note 10)	137,899	98,669
Payables to other suppliers	363,440	373,469
Taxes payable and other current liabilities (Note 11)	161,193	283,820
Employee statutory profit-sharing payable	6,996	10,412
Total current liabilities	2,126,613	2,166,354
PAYABLES TO SUPPLIERS OF LAND (Note 10)	19,906	34,653
LONG-TERM DEBT (Note 12)	874,539	925,563
DEFERRED INCOME TAX (Note 20)	517,998	653,869
Total liabilities	3,539,056	3,780,439
CONTINGENCIES AND COMMITMENTS (Note 23)		

CORPORACION GEO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2001 AND 2000
(Thousands of Mexican Pesos of Purchasing Power of December 31, 2001)

	2001	2000
STOCKHOLDERS' EQUITY (Note 14):		
Common stock	362,929	363,121
Additional paid-in capital	2,184,908	2,184,908
Reserve for repurchase of shares	204,811	
Retained earnings	2,011,935	1,935,019
Insufficiency in restated stockholders' equity	(1,935,414)	(1,739,080)
Cumulative effect of deferred income tax	(551,970)	(551,970)
Cumulative translation adjustment	3,000	(160)
Majority stockholders' equity	2,280,199	2,191,838
Minority stockholders' equity (Note 15)	97,230	91,930
Total stockholders' equity	2,377,429	2,283,158
TOTAL	Ps. 5,916,485	Ps. 6,063,597

See accompanying notes to consolidated financial statements.

CORPORACION GEO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2001 AND 2000
(Thousands of Mexican Pesos of Purchasing Power of December 31, 2002)

	2001	2000
REVENUES		
Real estate development (Note 17)	Ps. 4,658,017	Ps. 4,819,868
Construction	52,047	101,611
	4,710,064	4,921,479
COSTS:		
Real estate development (Note 18)	3,460,426	3,583,924
Construction	22,677	76,650
	3,483,103	3,660,574
Gross income	1,226,961	1,260,905
SELLING AND ADMINISTRATIVE EXPENSES	531,399	554,643
OTHER EXPENSES–Net	33,254	37,908
Operating income	662,308	649,164
NET COMPREHENSIVE FINANCING COST:		
Interest income	(43,463)	(25,979)
Interest expense (Note 19)	215,905	216,569
Exchange (gain) loss – Net	(16,586)	6,904
Monetary position loss	74,126	138,217
	229,982	335,711
Income from continuing operations before other expense, provisions and equity in income of associated companies	432,326	313,453
OTHER EXPENSES – Net	28,028	20,864
Income from continuing operations before provisions and equity in income of associated companies	404,298	292,589
PROVISIONS (Note 20)	135,524	105,143
EQUITY IN INCOME OF ASSOCIATED COMPANIES (Note 5)	17,125	14,846

CORPORACION GEO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2001 AND 2000
(Thousands of Mexican Pesos of Purchasing Power of December 31, 2002)

		2001		2000
CONSOLIDATED NET INCOME FROM CONTINUING OPERATIONS		285,899		202,292
DISCONTINUED OPERATIONS (Note 21)		(10,877)		(86,752)
CONSOLIDATED NET INCOME	Ps.	275,022	Ps.	115,540
Net income of majority stockholders	Ps.	280,673	Ps.	155,472
Net loss of minority stockholders (Note 15)		(5,651)		(39,932)
CONSOLIDATED NET INCOME	Ps.	275,022	Ps.	115,540
Earnings per share of majority stockholders (Note 22):				
From continuing operations	Ps.	2.84	Ps.	2.02
Including discontinued operations		2.79		1.54

See accompanying notes to consolidated financial statements.

CORPORACION GEO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2001 AND 2000
(Thousands of Mexican Pesos of Purchasing Power of December 31, 2001)

	Common Stock	Additional Paid-in Capital	Reserve for Repurchase of Shares	Retained Earnings	Insufficiency in Restated Stockholders' Equity	Cumulative Effect of Deferred Income Tax	Cumulative Translation Adjustment	Minority Stockholders' Equity	Total (Note 14)
BALANCE, JANUARY 1, 2000	Ps. 363,121	Ps. 2,184,908		Ps $1,778,912	Ps. (1,453,587)		Ps. (1,523)	Ps. 130,202	Ps. 3,002,033
Comprehensive loss				155,472	(285,493)	Ps. (551,970)	1,363	(39,932)	(720,560)
Other				635				1,050	1,685
BALANCE, DECEMBER 31, 2000	363,121	2,184,908		1,935,019	(1,739,080)	(551,970)	160	91,320	2,283,158
Build-up of reserves for repurchase of shares			Ps. 203,820	(203,820)		(528,707)			
Repurchase of proprietary shares	(204)		991					787	
Comprehensive income				280,673	(196,334)		3,160	(5,651)	81,848
Contributions of minority interest and other	12			63				11,561	11,636
BALANCE, DECEMBER 31, 2001	Ps. 362,929	Ps. 2,184,908	Ps. 204,811	Ps. 2,011,935	Ps. (1,935,414)	Ps. (551,970)	Ps. 3,000	Ps. 97,230	Ps. 2,377,429

See accompanying notes to consolidated financial statements.

CORPORACION GEO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
YEARS ENDED DECEMBER 31, 2001 and 2000
(Thousands of Mexican Pesos of Purchasing Power of December 31, 2001)

	2001	2000
OPERATING ACTIVITIES:		
Consolidated net income from continuing operations	Ps. 285,899	Ps. 202,292
Items that did not require (generate) resources:		
Depreciation and amortization	94,107	86,161
Seniority premiums	(136)	(428)
Equity in income of associated companies	(17,125)	(14,846)
Deferred income tax	(62,814)	101,898
Preoperating expenses amortization	19,561	51,304
Gain from sale of shares	(2,930)	
Gain from sale of property and equipment	(814)	
	315,748	426,381
Changes in current assets and liabilities:		
Recoverable credit rights	113,779	(92,720)
Other assets	(227,245)	(38,994)
Inventories	(6,697)	31,989
Other current assets	90,530	49,895
Payables to suppliers	14,454	(64,629)
Tax on assets paid	(73,057)	
Taxes payable and other current liabilities	(122,627)	(48,405)
Employee statutory profit-sharing payable	(3,416)	1,461
	(214,279)	(161,403)
Resources provided by operating activities before discontinued operations	101,469	264,978
Losses from discontinued operations	(10,877)	(86,752)
Resources provided by operating activities	90,592	178,226
FINANCING ACTIVITIES:		
Net borrowings – long-term	23,907	279,805
Net borrowings – short-term	(17,694)	(158,601)
Increase in stockholders' equity	787	
Contributions of minority stockholders	11,636	1,050
Cumulative translation adjustment	3,160	1,363
Cumulative effect of deferred income taxes:		
Decrease in stockholders' equity		(551,970)
Increase in liabilities		551,970
Resources provided by financing activities	21,796	123,617

CORPORACION GEO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
YEARS ENDED DECEMBER 31, 2001 and 2000
(Thousands of Mexican Pesos of Purchasing Power of December 31, 2001)

	2001	2000
INVESTING ACTIVITIES:		
Investment in property and equipment	(8,651)	(98,900)
Sale of shares and other	18,415	
Investment in shares and other	(10,031)	(1,120)
Resources used in investing activities	(267)	(97,780)
CASH AND CASH EQUIVALENTS:		
Increase	112,121	204,063
Beginning of year	570,654	366,591
End of year	Ps. 682,775	Ps. 570,654

See accompanying notes to consolidated financial statements.

1. **NATURE OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Nature of business — CORPORACION GEO, S. A. de C. V. ("GEO") is a holding company, and together with its subsidiaries (collectively, the "Company"), is a fully integrated developer of affordable housing developments constructed primarily in Mexico.

On December 9, 1997, GEO entered into a partnership with Beazer Homes USA, a company engaged in the US housing sector. The signing of this partnership created the subsidiary company Geo-Beazer, which commenced operations in 1998. In September 2000, the board of directors of Geo-Beazer L. P., agreed to shut down its operations. Shutting down operations consists of liquidating the housing and lots of the project entitled Oasis Ranch, and liquidating all fixed assets, inventories, materials and land and paying all liabilities. The operating results of the discontinued subsidiary are presented as discontinued operations, the effects of which are described in Note 21.

The Company's principal activities in real estate development include (i) land acquisition, (ii) obtaining required permits and licenses, (iii) installing infrastructure improvements required for each housing development, (iv) designing, constructing and marketing housing developments, and (v) assisting homebuyers in obtaining mortgage loans. In addition to its real estate development activities, the Company acts as a contractor for certain Mexican state government agencies, providing construction activities similar to its development activities, except that the Company does not acquire the land on which such projects are built.

Operating cycle — The Company's operations have experienced significant seasonality during the year. This seasonality was initially the result of the operational and lending cycles of the various institutions that provide mortgage financing to the sector. Due to the high cost and historical scarcity of mortgage financing in Mexico, the Company generally does not begin development and construction of affordable entry-level housing until confirmation has been received from the mortgage providers that, once the Company locates qualified home buyers, mortgage financing will be made available. In recent years, the operational and lending cycles of mortgage financing institutions have evened out over the year, but the Company's operations continue to be somewhat seasonal in nature. Most development and construction begins toward the first half of the year. The construction of an affordable entry-level housing development typically takes between six and nine months to complete. As a result, the construction of most housing developments built by the Company is generally completed during the last quarter of the year. Marketing and sales also intensify significantly after the first quarter of the year. As a result of the foregoing, the Company has experienced, and will continue to experience, significant quarter-to-quarter variances in its results of operations.

Although income from the sale of affordable entry-level homes is recognized by the percentage-of-completion method, proceeds from such sales are not actually received by the Company from home buyers until the homes are completed and delivered. Accordingly, the Company must finance substantially all of its development activities though bridge loans (i.e., loans from commercial bank secured by land on which the development is to be built and intended to be repaid from the proceeds of sales of units in the development) and its working capital. Consequently, the Company generally experiences higher levels of indebtedness during the second and third quarters of each fiscal year.

Mexican housing financing system — The financing system for Mexico's housing market is segmented into four institutional groups as follows:

- Government pension and housing funds which are financed primarily by employee contributions. These funds are as follows:
  - Instituto Nacional del Fondo del Ahorro para la Vivienda de los Trabajadores (Infonavit), for private sector employees,
  - Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, for public sector employees, and
  - Instituto de Seguridad y Servicios Sociales para las Fuerzas Armadas Mexicanas, for military personnel.
- Commercial banks, using funds on deposit to provide financing for the middle-income and upper-income housing markets.

- A public housing fund, Fondo de Operación y Financiamiento Bancario a la Vivienda (Fovi), managed by Banco de Mexico. Fovi provides financing with funds from the World Bank, the Mexican Government and Fovi's own funds through commercial banks and the Sociedades Financieras de Objeto Limitado ("Sofoles"). Sofoles are entities incorporated with charters as mortgage banks.

- Direct subsidies from public housing agencies, including Fondo Nacional de Habitaciones Populares and state housing trusts.

The Company's real estate development revenues and costs are attributable to certain of the above financing sources. The types of financing provided to buyers of homes constructed by the Company are described below:

- *Infonavit Line 11 and Infonavit auction* — INFONAVIT currently offers four credit lines, on which basis the Company operates under Line II. INFONAVIT Line II grants mortgage financing to qualified rights-holders wishing to buy a finished home. INFONAVIT also requests proposals from developers for housing projects. Once the proposed project is approved, the developer signs a contract with INFONAVIT, which undertakes to grant the mortgage financing to the qualified homebuyers identified by the developer.

- In 1997 INFONAVIT instituted a new program under Line II (the INFONAVIT SOC program) in which workers take part in a draw to obtain a certificate which grants them an INFONAVIT mortgage, subject to compliance with that Institution's requirements.

- *Fovi* — Fovi generally provides mortgages to homebuyers within multiple-unit housing developments. Access to Fovi funding for a home is initiated by the housing developer. Fovi financing is available for homes built by the Company and sold to qualified homebuyers that earn a minimum of 3.2 to 15 times the annual minimum wage. Borrowers are required to make a down payment equal to the difference between the mortgage amount and the purchase price of the home, with a current minimum, in the case of affordable housing, of 10% of the purchase price.

- *Co-financings* — Mortgages provided jointly by Infonavit and commercial banks.

Basis of presentation

The consolidated financial statements of CORPORACION GEO, S. A. de C. V. and subsidiaries are prepared in conformity with accounting principles generally accepted in Mexico, which require recognition of the effects of inflation.

Basis of consolidation

The consolidated financial statements include the accounts of GEO and its subsidiaries and those of its joint ventures when the Company acts as active associate, and the trusts

which the Company controls; for those companies in which the Company exerts shared control, the proportional consolidation method is used, as is the case with the companies established in Chile. Material intercompany balances and transactions have been eliminated in consolidation.

The Company entered into certain agreements for the purpose of developing low-income housing units. The Company contributes to the design and construction of the housing units and the other parties (various individual interests in the joint venture or trust contracts) provide the land for building the housing units. These interests are presented in these consolidated financial statements under minority interest. Under these agreements, the first 8.5% to 10% of the selling price is distributed to the other party as consideration for the land contributed.

As of December 31, 2001 and 2000, the Company had the following consolidated subsidiaries:

	Ownership 2001 %	Percentage 2000 %
Domestic:		
Crelam, S. A. de C. V.	100	100
Diseño y Proyección de Vivienda, S. A. de C. V.	100	100
Edificadora Sol, S. A. de C. V.	100	100
Evitam, S. A. de C. V.	95	95
Geo Baja California, S. A. de C. V.	100	100
Geo D.F., S. A. de C. V.	99	99
Geo Edificaciones, S. A. de C. V.	100	100
Geo Guanajuato, S. A. de C. V.	100	100
Geo Guerrero, S. A. de C. V.	100	100
Geo Hidalgo, S. A. de C. V. (1)	99	99
Geo Importex, S. A. de C. V.	100	100
Geo Jalisco, S. A. de C. V.	100	100
Geo Laguna S. A. de C. V.	100	100
Geo Monterrey, S. A. de C. V.	97	97
Oeo Mórelos, S. A. de C. V.	100	100
Geo Oaxaca, S. A. de C. V. (1)	100	100
Geo Puebla, S. A. de C. V	100	100
Geo Reynosa, S. A. de C. V.	100	100
Geo Tampico, S. A. de C. V.	100	100
Geo Veracruz, S. A. de C. V.	100	100
Inmobiliaria Anso, S. A. de C. V.	100	100
Inmobiliaria Camar, S. A. de C. V.	100	100
Inmobiliaria Jumais, S. A. de C. V.	100	100
Lotes y Fraccionamientos, S. A. de C. V.	100	100
Geo Hogares Ideales S. A. de C. V.	100	100
Obras y Proyéctos Coma, S. A. de C. V.	99	99

International:	Ownership 2001 %	Percentage 2001 %
Inversiones Geo Chile Limitada	100	100
Constructora Geosal, S. A.	50	50
Inmobiliaria Geosal, S. A.	50	50
Agrícola las Vizcachas Limitada	50	50
Geo-Beazer L. P. (in liquidation)	51	60

As of December 31, 2001 and 2000 GEO had minority interest in the following entities:

	Minority Ownership 2001 %	Percentage 2001 %
Hipotecaria su Casita, S. A.	12	12
Centro de Investigacion y Documentación de la Casa, S. C.	9	9
Destino Electronico, S. A. de C. V.	3	-
Ultima Comunicaciones, S. A. de C. V.	48	-
Financiamiento Azteca, S. A.	-	10

Discontinued operations — Due to the closing of operations of GEO-Beazer L. P. in September of 2000 as mentioned previously, the asset and liability balances of this organization appear grouped under current assets in the consolidated balance sheet as of December 31, 2000 (see Notes 4 and 11), and the results of operations of this organization appear separately as discontinued operations in the statements of income for the years ended December 31, 2001 and 2000 (see Note 19).

Comprehensive income — In August 2000, the Mexican Institute of Public Accountants issued Bulletin B-4, "Comprehensive Income" ("B-4"), the application of which is mandatory for the year beginning January 1, 2001. In accordance with the regulations of B-4, the statement of changes in stockholders' equity for the year ended December 31, 2000 was restated to present a comprehensive (loss) (see Note 14.b).

Summary of significant accounting policies

The consolidated financial statements of CORPORACION GEO, S. A. de C. V. and subsidiaries are prepared in accordance with accounting principles generally accepted in México, which require recognition of the effects of inflation in financial information.

a. **Recognition of the effects of inflation** — The consolidated interim financial statements of the Company recognize the effects of inflation in accordance with Bulletin B-10, "Recognition of the Effects of Inflation in Financial Information"

as amended and issued by the Mexican Institute of Public Accountants. Bulletin B-10 requires restatement of all comparative financial statements to constant Mexican pesos of the date of the most recent balance sheet presented.

Below is a description of the principal captions of the interim financial statements that have been restated and the methods used:

(1) Inventories are restated using the specific cost method based on independent appraisals. Property and equipment of domestic origin are restated applying the National Consumer Price Index ("NCPI"). Property and equipment of foreign origin are restated by the specific indexation method as described in subsection f.

(2) Common stock and retained earnings are restated by applying the NCPI from the respective dates such capital was contributed or income generated to the date of the most recent balance sheet presented.

(3) The monetary position gain or loss set forth in the consolidated statements of income is computed by applying NCPI restatement factors to monetary assets and liabilities during the period. The result reflects gain or loss arising from holding a net monetary liability or asset position in an inflationary period, respectively, since over time a monetary liability can be settled for less purchasing power, whereas a monetary asset decreases in value in real terms.

b. **Translation of financial statements of subsidiaries** — To consolidate the financial statements in foreign currency of subsidiaries operating abroad, such subsidiaries are translated to Mexican pesos by applying Bulletin B-15, "Foreign Currency Transactions and Translations of Financial Statements of Foreign Operations," issued by the Mexican institute of Public Accountants. Given that these are subsidiaries whose operations are independent of the Company's operations, exchange differences arising from translation of such financial statements are presented in stockholders' equity under the heading, cumulative translation adjustment. The following exchange rates are used for the conversion.

Monetary and nonmonetary assets and liabilities — The closing exchange rate in effect at the balance sheet date.

Common stock — The exchange rate in effect on the date the contributions were made.

Retained earnings — The exchange rate in effect at the close of the period in which generated.

Revenues and expenses — The exchange rate in effect at the close of the period reported.

c. **Cash equivalents** — Cash equivalents are stated at the lower of acquisition cost plus uncollected accrued income or net realizable value.

d. **Real estate inventories** — Real estate inventories primarily consist of the acquisition cost of land, licenses, materials, labor and direct and indirect expenses incurred in the Company's construction activities. These amounts are restated using the specific cost method.

During the development period of the real estate inventories, the net comprehensive financing cost of mortgage bridge loans and other financing related to the construction process is capitalized.

e. **Investments in associated companies and joint ventures** — Investment in associated companies and joint ventures are accounted for using the equity method when the Company has significant influence (generally an ownership interest between 10% and 50%) and does not control the associated Company or joint venture.

f. **Property and equipment** — Expenditures for buildings, machinery and equipment, including renewals and improvements which extend useful lives, are capitalized. This investment is restated using the NCPI. Foreign plant and equipment of Mexican subsidiaries are restated by applying the consumer price index of the country of origin to the value of the assets denominated in the foreign currency, which is then translated into Mexican pesos at the exchange rate in effect at the date of the most recent balance sheet presented.

Depreciation is calculated using the straight-line method, based on the remaining useful lives of the related assets. Depreciation commences in the month in which the asset is put into use. Useful lives are as follows:

	Years
Buildings	38
Machinery and equipment	12
Computers	4
Furniture and fixtures	10

g. **Installation expenses** —The Company capitalizes all investments related to sales centers, which are restated using the NCPI and amortized by the straight-line method over five years.

h. **Preoperating costs** — Preoperating costs are included in other assets and represent expenditures incurred in developing new domestic and international products, including establishing a production center to develop markets and commence sales operations. Such amounts are restated using the NCPI and are amortized as of the date at which they start the process of construction by applying the straight-line method over five years.

i. **Debt issuance costs** — Costs related to the issuance of debt are recorded at cost, restated using the NCPI and are amortized as interest expense over the life of the related debt.

j. **Commissions payable** — Commissions payable to agents are recognized as expense when the related sales are recorded.

k. **Warranty reserves** — Estimated future warranty obligations related to homes sold are recognized as expenses in the period in which the related sales are recorded and are included in other current liabilities in the consolidated balance sheets.

l. **Employee benefits** — Seniority premium costs are actuarially calculated using the projected unit credit method and are recognized over the employee years of service. In accordance with Bulletin D-3, "Accounting for Employee Benefits," issued by the Mexican Institute of Public Accountants. Unrecognized prior service costs and the transition obligation are amortized based on the expected remaining service lives of employees of 10 years.

m. **Retirement labor obligations** — Severance expenses are recognized when the associated liability is determined to be payable.

n. **Income tax, tax on assets and employee statutory profit-sharing** — Provisions for income tax and employee statutory profit-sharing are recorded in results of the period in which they are incurred and the deferred effects of temporary differences are recognized.

Bulletin D-4 of the Mexican Institute of Public Accountants requires recording the deferred effects of transactions and other economic events recognized in the financial statements in periods other than that considered in company returns, using the following methodology:

1. Deferred income tax effects consider all temporary differences determined by comparing the tax and book values of assets and liabilities. If applicable, the benefit from tax loss carryforwards is also included.

2. Deferred profit-sharing (PTU) effects consider timing differences determined based on reconciling items between net accounting income for the year and PTU income, which can reasonably be presumed to generate a liability or a benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or the benefits will not be realized. The effects of inflation do not affect the determination of deferred PTU because they qualify as permanent differences.

3. Tax on assets paid that is expected to be recoverable is recorded as an advance payment of income tax and is presented with deferred income taxes.

o. **Revenue and cost recognition** — Revenues from the Company's real estate development and construction contracting activities are recognized using the percentage-of-completion method, measured by the percentage of actual costs incurred to total estimated costs for each development or project. Under this method, estimated total gross profit attributable to the development or project is multiplied by the percentage of completion and the product is added to actual costs incurred to date to determine the amount of recognizable revenues.

For real estate development and housing construction projects, the Company begins applying the percentage-of-completion method for costs and revenues arising from its real estate development activities when the following conditions have been met:

- The homebuyer has made the required down payment (normally 10% of the price of the home),
- The homebuyer has signed the underlying sales contract, and
- The homebuyer has submitted all required documents to the mortgage lender and the Company has independently verified that the buyer has met minimum requirements to be approved as a qualified recipient of an Infonavit or Fovi mortgage.

After compliance with the above conditions, a sale is considered to have been made. Revenues are calculated in proportion to the percentage of completion of the development and, further, on the basis of the percentage of homes sold to total homes in the development. The Company's experience has been that 97% of the applications have been ultimately approved by the respective mortgage lender. Additionally, in the case of Infonavit loans, rejected applications are substituted with other potential homebuyer applications which have previously been submitted to Infonavit, and which the Company has on a waiting list. The Company has a reserve in the amount of $6,778 and $7,396 at December 31, 2001 and 2000, respectively, for contract cancellations.

For construction contracts not including development activities, the Company applies the percentage-of-completion method to costs and revenues related to its construction contracting activities upon commencement of such activities under the relevant contract, based on contracted unit prices.

Real estate development and construction costs include all direct material and labor and indirect costs related to the respective projects. General and administrative costs are charged to expenses when incurred. Provisions for

estimated losses on uncompleted developments and contracts are made in the period when losses are determined.

Revenues earned on contracts in progress in excess of billings are included in current accounts receivable as costs and estimated income in excess of billings on uncompleted contracts.

p. **Foreign currency transactions** — Foreign currency transactions are recorded at the exchange rate applicable at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the exchange rate applicable at the date of the financial statements. Exchange fluctuations are recorded in results of operations, except those amounts capitalized as a component of construction cost (see Note 12).

q. **Earnings per share** — Earnings per share is calculated by dividing the consolidated net income of majority stockholders by the average weighted average number of ordinary shares outstanding during the period.

r. **Use of estimates** — The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires the Company to make estimates and assumptions which affect the amounts reported in the financial statements and their accompanying notes. Actual results may differ from such estimates.

s. **Reclassffications** — Certain reclassifications have been made to 2000 consolidated financial statements to conform to 2001 presentation.

2. ACCOUNTS RECEIVABLE

	2001	2000
Unbilled revenues on developments in progress (1)	Ps. 2,281,202	Ps. 2,333,673
Reserve for cancellation of contracts (2)	(6,715)	(6,802)
Total real estate development activities	2,274,487	2,326,871
Cost and estimated income in excess of billings on uncompleted contracts	14,635	34,344
Billings on contracts	13,681	10,365
Funds retained	20,441	25,401
Notes receivable and other	44,598	84,639
Total construction and other accounts receivable	93,355	154,749
	Ps. 2,367,842	Ps. 2,481,620

(1) Unbilled revenues on development in progress according to type of mortgage are as follows:

	2001	2000
Fovi	Ps. 458,277	Ps. 565,973
Line II and Infonavit auctions	1,700,596	1,586,015
Domestic operation	2,158,873	2,151,988
International operation	122,329	181,685
	$ 2,281,202	$ 2,333,673

(2) This reserve consists of the following:

	2001	2000
Sales	Ps. (13,844)	Ps. (14,288)
Cost	7,129	7,486
Total	Ps. (6,715)	Ps. (6,802)

3. REAL ESTATE INVENTORIES

	2001	2000
Land under development	Ps. 715,710	Ps. 883,513
Land for development	654,547	651,528
Construction material	165,308	172,876
Advance to suppliers	30,880	52,490
Non-current	1,566,445	1,760,607
	117,341	113,792
	Ps. 1,449,104	Ps. 1,646,815

4. OTHER CURRENT ASSETS

	2001	2000
Recoverable credit rights	Ps.	Ps. 38,994
Recoverable taxes	49,858	34,284

Sundry debtors	19,606	76,793
Prepaid expenses	41,424	37,426
Tools and equipment	90,515	88,015
Discontinued operations		11
Other	1,877	57,281
	Ps. 203,280	Ps. 332,804

5. INVESTMENTS IN ASSOCIATED COMPANIES

	Ownership Percentage 2001	Ownership Percentage 2000	2001	2000
Investment in associated companies is as follows:				
Hipotecaria su Casita, S. A.			Ps. 67,407	Ps. 31,955
Financiamiento Azteca, S. A.				14,218
Centro de Investigación y Documentación de la Casa, S. C.			309	262
Destino Electrónico, S. A. de C. V.			(87)	
Ultima Comunicaciones, S. A. de C. V.			(466)	
			Ps. 67,163	Ps. 46,435

Equity in income of associated is companies as follows:

	Period ended 2001	December 31, 2000
Hipotecaria su Casita, S. A.	Ps. 17,657	Ps. 12,314
Financiamiento Azteca, S. A.		2,532
Centro de Investigación y Documentación de la Casa, S. C.	19	
Destino Electrónico, S. A. de C. V.	(61)	
Ultima Comunicaciones, S. A. de C. V.	(490)	
Total equity income	Ps. 17,125	Ps. 14,846

6. CREDIT RIGHTS - SECURITIZATION OF FUTURE CREDIT RIGHTS

In 2000, subsidiaries of GEO established a revolving program to securitize the credit rights derived from their purchase-sale contracts, which are placed in a trust established for such purpose in Nacional Financiera, S. N. C., Institución de Banca de Desarrollo. Nacional Financiera acts as the trustee. Through a public

offering of Amortizable Ordinary Participation Certificates (CPOs) which includes the issuance of preferred and subordinated series of CPOs acquired by the general public and GEO, respectively, the trust obtains funds to purchase credit rights. Once credit rights are collected, new acquisitions of credit rights are made, taking into consideration the expiration of the CPO issue. Three issues of CPOs were carried out in April and December 2000 and December 2001 for Ps.133,000, Ps.167,000 and $100,000, respectively, which expire in April 2002, July 2004 and August 2005.

GEO is responsible for collecting the credit rights and depositing the proceeds daily in the trust. The preferred CPOs are paid at face value and generate interest for each of the three issues made, at the annual rate of 11.15%, 10.18% and 9.93%, respectively, which is charged to the trust's net worth. Using the resources obtained from the collection of credit rights, a fund (Aforo) is established in the trust to pay expenses and interest on the preferred CPOs. Once the preferred CPOs are fully paid, the remnant of the trust's net worth is used to pay the subordinated CPOs.

Early amortization of the preferred CPO's, as established with the trust and subject to prior instructions from the Technical Committee to the trustee, will be made at nominal value, among other reasons when:

a. The trustors for any reason refuse to or cannot assign additional future credit rights to the trust to make permitted investments, and such eventuality is translated into the accrual of 50% in cash held in trust of the value of the principal of the preferred CPO's, and such situation remains in effect for 60 calendar days.

b. The future credit rights do not meet the eligibility criteria established in the trust issue affidavit.

		2001		2000
First issue – April 15, 2000	Ps.	(133,000)	Ps.	(133,000)
Second issue – December 7, 2000		(167,000)		(167,000)
Third issue – December 20, 2001		(100,000)		
Aforo		(298,517)		(237,549)
Reinvestments		(211,143)		(250,841)
Securitized credit rights – total		(909,660)		(788,390)
Less: Collected portfolio of notarized houses		780,252		279,187
Securitized credit rights – Net		129,408		(509,203)
Less: Work completed regarding credit rights		152,631		301,410

	2001	2000
Less: Investments in subordinated CPOs	243,014	245,144
Credit rights – Net	266,237	37,351
Restatement to purchasing power at December 31, 2001		1,643
Subordinated CPOs	266,237	38,994
Less – current portion		38,994
Recoverable credit rights (Subordinated CPOs – Net)	Ps. 266,237	Ps.

7. PROPERTY AND EQUIPMENT

	2001	2000
Land	Ps. 23,921	Ps. 20,195
Buildings	50,436	55,888
Machinery and equipment	574,442	563,505
Computers	93,231	91,750
Furniture and fixtures	72,879	72,037
	814,909	803,375
Accumulated depreciation	(323,715)	(259,353)
	491,194	544,022)
Land and buildings under capital lease	81,986	81,401
Equipment under capital lease	155,229	170,508
Accumulated amortization	(41,862)	(42,932)
	195,353	208,977
Installation costs	69,888	77,442
Accumulated amortization	(38,577)	(23,408)
	31,311	54,034
	Ps. 717,858	Ps. 807,033

8. OTHER ASSETS

	2001		2000	
Domestic preoperating costs	Ps.	42,644	Ps.	83,325
International preoperating costs		15,245		15,707
Debt issuance costs		5,615		4,895
		63,504		103,927
Accumulated amortization		(30,242)		(53,975)
		33,262		49,952
Long-term receivables (1)		11,623		12,295
Excess of book value over cost Of acquired subsidiaries				2,197
	Ps.	44,885	Ps.	64,444

(1) These refer to collection rights to housing sold by the Queretaro State Housing Commission with the following characteristics: term of 30 years; periodic installments to be made up to the year 2026; collection carried out by Infonavit.

9. NOTES PAYABLE TO BANKS

	2001		2000	
Denominated in Mexican pesos				
Mortgage bridge loans secured by inventory; variable interest rates based on prime rate (PRIME) plus 2 to 3.0%.	Ps.	914,976	Ps.	611,679
Commercial paper with various issuance dates, due within a year from issuance and issued through Casa de Bolsa Bancomer, Banorte, Inverlat and Inbursa, interest rate of 9.63% to 10.32% at December 31, 2001 and 20.67% to 21.83 at December 31, 2000.		86,000		73,080
Mortgage bridge loan secured by inventory; variable interest rates of 9% or 11% over UDIs at December 31, 2001 and 2000.		38,785		421,043
Notes payable, unsecured, with interest rates varying from		225,997		119,795

15.00% to 18.34% at December 31, 2001 and 19.96% at December 31, 2000, with various maturities under one year.		
Denominated in Chilean Pesos		
Loan of 1,709,813,000 Chilean pesos with the Chilean Central Bank; the balance at December 31, 2001 and 2000 is 1,888,920,000 and 1,502,435,000 Chilean pesos respectively; annual interest at 1.2% over the average active bank rate of 6.7%, at December 31, 2001.	74,105	44,324
Mortgage bridge loans in the amount of $5,268,520,792 Chilean pesos; secured with real estate inventories, variable interest at the Development Unit (6.095%) plus 6.57 to 7.72% at December 31, 2001.	74,105	87,636
	Ps. 1,339,863	Ps. 1,357,557

a. TIIE - This is determined by the Mexican Central Bank. As of December 31, 2001 and 2000, the TIIE was 7.90% and 18.85%, respectively.

b. UDI - These are units of account whose value in pesos is indexed to inflation on a daily basis, as measured by the change in the NCPI. Under a UDI-based loan, the borrower's nominal peso principal balance is converted to a UDI principal balance, and interest on the loan is calculated on the outstanding UDI of the loan. Principal and interest payments are made by the borrower in an amount of pesos equivalent to the amount due in UDIS at the stated value of the UDIs on the day of payment. As of December 31, 2001, the UDI value was 3.055273 Mexican pesos (historical value).

c. PRIME - The highest rate on a specific day among CETES (Treasury Bills) (6.75% and 17.59% at December 31, 2001 and 2000, respectively), CPP (a rate determined by the Bank of Mexico), or TIIE.

10. PAYABLES TO SUPPLIERS OF LAND

The Company has executed several purchase and sale contracts for the following plots of land:

	2001	2000
Contract for the total amount of transaction was $31,500, expiration in 2002	Ps. 21,499	
Contract for the total amount of the transaction was $2,864,250 per the following conditions: Payment of		

$2,004,975 with maturity when the deeds are prepared.	18,268	
Contracts for the total amount of the transaction was $21,976 and with the following conditions: Payment of 20% when the deeds are prepared, and the difference within 45 calendar days after signing.	18,479	
Contract for the total amount of the transaction was $42,718 per the following conditions: monthly payments through April 30, 2002.	10,451	
Contract for the total amount of the transaction was $157,381 per the following conditions: monthly payments of $2,951 based on minimum wages; expiration in the year 2001.		Ps. 23,497
Other contracts for various plots of land; with maturities of under one year.	89,108	109,825
Total	157,805	133,322
Current portion	137,899	98,669
Long-term portion	Ps. 19,906	Ps. 34,653

11. TAXES PAYABLE AND OTHER CURRENT LIABILITIES

	2001	2000
Taxes other than income tax	Ps. 47,697	Ps. 78,172
Provisions	39,376	80,164
Services and other	74,120	57,046
Discontinued operations		68,438
	Ps. 161,193	Ps. 283,820

12. LONG-TERM DEBT

	2001	2000
Medium term note payable, maturing August 7, 2003; 23.01% variable interest payable at December 31, 2001.	Ps. 300,000	Ps. 313,200
Medium term note payable maturing January 27, 2005, 13.65% variable interest payable at December 31, 2001.	300,000	
Medium-term note payable, maturing March 28, 2006, 15.34% variable interest payable at December 31, 2001.	135,000	
Medium-term note payable, maturing April 26, 2006, 13.20% variable interest payable at December 31, 2001.	65,000	

	2001	2000
Denominated in U.S. Dollars:		
Medium-term notes for US$50,000,000, 10% fixed annual interest rate; maturing May 23, 2002; interest paid semiannually; at December 31, 2001, as part of the construction program of GEO has repurchased U.S. $39,312,000 leaving a balance of U.S. $10,688,000. Certain restrictions apply such as not declaring dividends and not selling shares of subsidiaries. The Company is in compliance with such restrictions at December 31, 2001.	98,004	501,632
Note payable to GE Capital for U.S. $6,500,000, 19 remaining quarterly installments of principal plus interest at 9.57% at December 31, 2001 and 9.11% at December 31, 2000; secured with aircraft.	45,896	56,622
Denominated in Chilean Pesos:		
Loan with the Chilean Central Bank for $2,303,529,298 Chilean pesos; with the interest rate over the average active Bank Rate of 6.7 plus 1.2% at December 31, 2001, a 1% percent over Development Units at December 31, 2000.	32,647	35,486
Capital leases for acquisition of machinery and equipment in the amount of 620,145,000 Chilean pesos; the balance at December 31, 2001 is 399,584,000 Chilean pesos; 12% interest at December 31, 2001, with various maturities through June 2001.		2,714
Capital leases for acquisition of land in the amount of 2,801,828,000 Chilean pesos; with interest rate of 11.15% at December 31, 2001, with various maturities through December 2007.		25,552
Denominated in Mexican Pesos:		
Capital leases for machinery and equipment at variable interest of 1.5% above TIIE at December 31, 2001 with various maturities. One of these capital leases includes a covenant limiting the Company's ability to enter into new loan agreements. The Company was in compliance with such restrictions at December 31, 2001.	13,380	30,274
Secured mortgage loan payable to Banco Bilbao Vizcaya; secured by a certain number of houses, 18% fixed interest payable.	448	
Secured mortgage loan payable to Banca Serfin with annual fixed interest of 10%; maturing December 8, 2001.		132
Mortgage loans; 23% annual average interest rate, secured		648

	2001	2000
by a certain number of houses.		
	990,375	966,260
Less current portion of long-term debt	(117,222)	(42,427)
	Ps. 873,153	Ps. 923,832
Seniority premium	1,386	1,522
Other		209
	Ps. 874,539	Ps. 925,563

Contractual maturities of long-term debt are as follows:

Year ending December 31,	Amount
2003	Ps. 343,153
2005	300,000
2006	230,000
	Ps. 873,153

13. FOREIGN CURRENCY BALANCES AND TRANSACTIONS

a. At December 31, 2001, the foreign currency monetary position of the Company's Mexican subsidiaries is as follows:

Balances	Balances in Foreign Currency (Thousands)	Mexican Peso Equivalent
U.S. Dollars:		
Assets	$ 4,842	Ps. 44,529
Liabilities	(15,693)	(144,320)
Position – short	$ (10,852)	Ps. (99,791)

b. Foreign nonmonetary assets at December 31, 2001, were as follows:

Machinery and equipment is classified according to the currency of the primary countries of origin.

Machinery and equipment	Balances in Foreign Currency (Thousands)	Mexican Peso Equivalent
U.S. dollar	8,105	Ps. 74,537
French franc	64,507	80,892
Pound sterling	2,742	36,358
Italian lira	18,153,882	72,615
German mark	2,441	10,268
Spanish peseta	531,719	26,054

c. Condensed financial information for GEO's foreign subsidiaries as follows:

	Chilean Pesos (Thousands)	U.S. Dollars (Thousands)
Current assets	11,171,824	17,137
Property, plant and equipment	865,250	1,327
Total liabilities	10,566,109	16,208

d. Exchange rates applied at period and at the date of the independent accountants' review report, respectively, are as follows:

	February 15, 2002	December 31, 2001	December 31, 2000
U.S. dollar – Central Bank	Ps. 9.1040	Ps. 9.1695	Ps. 9.8956
French franc	1.2138	1.2540	1.4362
Pound sterling	13.034	13.260	15.0326
Chilean peso	0.0140	0.0141	0.0184
Italian lira	0.0041	0.0040	0.0049
German mark	4.0709	4.2070	4.8167
Spanish peseta	0.0478	0.0490	0.0566

14. STOCKHOLDERS' EQUITY

a. At December 31, 2001 and 2000, authorized common stock is 161,079,308 shares, of which 100,416,130 and 100,472,530 respectively, have been issued and paid for at such dates. The shares are no-par value common stock, are not subject to withdrawal and refer only to fixed capital.

b. Comprehensive income amounts in the statements of changes in stockholders' equity represent the Company's total activity during each period. It includes the

consolidated net income of majority stockholders for the period plus other comprehensive income items of the same period which are presented directly in stockholders' equity without affecting the statements of income, as established in accounting principles generally accepted in Mexico. In the 2001 and 2000, the other comprehensive income items are the losses from holding nonmonetary assets and the translation adjustment of foreign entities. Additionally, in 2000 other comprehensive income includes the cumulative effect of deferred income tax; therefore, other comprehensive income for 2000 is not comparable to such 2001 amount.

c. Insufficiency in restated stockholders' equity represents the accumulated monetary position result through the initial restatement of the financial statements and the loss from holding nonmonetary assets, principally in real estate inventories, that consist mainly of land, because specific costs have increased below inflation. Therefore, the Company has not been able to maintain the purchasing power of the stockholders' equity and retained earnings.

d. Majority stockholders' equity at historical and restated values at December 31, 2001 and 2000 is as follows:

	2001		
	Historical	**Restatement**	**Restated**
Common stock	Ps. 112,788	Ps. 250,141	Ps. 362,929
Additional paid-in capital	997,739	1,187,169	2,184,908
Reserve for repurchase of shares	200,991	3,820	204,811
Retained earnings	1,653,896	358,039	2,011,935
Insufficiency in restated stockholders' equity		(1,935,414)	(1,935,414)
Cumulative effect of deferred income tax	(528,707)	(23,263)	(551,970)
Cumulative translation adjustment	924	2,076	3,000
	Ps. 2,437,631	Ps. (157,432)	Ps. 2,280,199

	2000		
	Historical	**Restatement**	**Restated**
Common stock	Ps. 112,851	Ps. 250,270	Ps. 363,121
Additional paid-in capital	997,739	1,187,169	2,184,908

Retained earnings	1,378,874	556,145	1,935,019
Insufficiency in restated stockholders' equity		(1,739,080)	(1,739,080)
Cumulative effect of deferred income tax	(528,707)	(23,263)	(551,970)
Cumulative translation adjustment	(2,235)	2,075	(160)
	Ps. 1,958,522	Ps. 233,316	Ps. 2,191,838

e. Stockholders' equity, except restated paid-in capital and tax retained earnings, will be subject to a 35% dividend tax, payable by the Company, in the event of distribution. Beginning January 1, 2003 such rate will be reduced by one percentage point each year until reaching 32% in 2005. Any income tax paid on such distribution may be credited against future income tax payable by the Company in the three fiscal years following such payment.

f. During the stockholders' extraordinary general meeting held on March 31, 1997, authorization was given to issue 5,000,000 new ordinary Series B shares at no par value, of which a part will be distributed to all employees through a subscription of debentures convertible into shares, which were approved at that meeting, while another part will be held for future incentives. The purpose of this plan is to align the interest of the employees with those of the Company's stockholders, and also reward them for the Company's success.

With regard to this employee incentive plan. the Board of Directors submitted to the stockholders' meetings held in April 2001, the ratification of the form of payment of the bonuses for the group's key personnel relative to 2000, 1999 and 1998, by means of a plan based on the issue of convertible stock obligations.

g. In the Stockholders' and Board of Directors' extraordinary meetings held in April, May and August 2001, the following was approved:

- The issuance of additional common stock up to $67,880 through the conversion of up to 60,606,778 unsecured bonds into GEO shares. It was agreed that 10,606,778 of the shares would be issued to GEO employees, as part of an incentive plan, for past, present and future incentives. The remaining 50,000,000 would be issued only under a "GEO takeover" according to resolutions to be made by the Board of Directors in future meetings.

- In the Board of Directors' meeting held on May 4, 2001, the term "GEO takeover" was defined. A GEO takeover is the attempt of acquisition,

attainment, offering or exchange of 30% or more of the Company's stock by one or more individuals or entities without the written approval of the Board of Directors. During such meeting, the procedure to exchange the 50,000,000 shares in case of a hostile takeover was also established. The Board of Directors would select the executives who would receive the shares. Then, the executives would conceal and transfer the shares to a trust. The shares in this trust would be distributed on a pro-rata basis among all current shareholders, except for those identified by the Board of Directors as responsible for the takeover. Such bylaw amendment would be valid only with prior authorization of the National Banking and Securities Commission (CNBV), in accordance with article 14 Bis 3, paragraph 7 of the New Securities Market Act published on June 1, 2001. The Company has published the agenda for a stockholders' extraordinary meeting scheduled for August 31, 2001. The agenda states that the resolutions approved by the stockholders' meeting held on April 27, 2001 and the related resolutions of the Board of Directors will be reviewed and new resolutions will be adopted according to the new regulation mentioned above.

- In order to increase the number of shares of common stock due to the conversion of convertible debentures into shares, as explained in the previous paragraph, an increase of the fixed part of common stock in the amount of $67,880 was approved through the issuance of 60,606,778 common shares of Series "B," at no par value, to be deposited in the Company's treasury.

- The issuance of 5,000,000 shares was authorized for the employee incentive plan, as mentioned in subsection "f". It was further agreed to cancel 1,481,485 unsubscribed shares. However, as mentioned in the first paragraph of this subsection "g," there are still 10,606,778 unsubscribed shares for the purpose of the employee incentive plan.

- It was also agreed to cancel 9,125,293 shares issued in March 1997, which had not been subscribed or paid.

- The Board of Directors of GEO agreed that if a fair and adequate tender offer (non-hostile) for the Company were received and accepted, this offer should be extended by the buying group to all the investors of the Company, in such a way that minority stockholders and the controlling group would have the opportunity to participate in such offering and sell their shares at the same price and under the same conditions. This type of protection to the minority stockholders is known in international stock markets as "Tag Along" rights.

h. The balances of the tax accounts of stockholders' equity at December 31 are as follows:

	2001	2000
Contributed capital account	$ 2,537,901	$ 2,537,901
Net tax income account	277	277
	$ 2,538,178	$ 2,538,178

15. MINORITY STOCKHOLDERS' EQUITY

Minority stockholders' equity at December 31, 2001 and 2000 consisted of the following:

	2001	2000
Common stock	Ps. 89,795	Ps. 72,253
Accumulated deficit	(77,493)	(31,604)
Net loss	(5,651)	(39,932)
Insufficiency in restated stockholders' equity	(1,754)	(1,509)
	4,897	(792)
Contributions from trustors (See Note 1)	92,333	92,112
	Ps. 97,230	Ps. 91,3202

16. BIDDINGS AND CREDIT ASSIGNMENTS

Below is a reconciliation at December 31, 2001 that shows the number of houses related to approvals of Line II packages from Infonavit and auctions won to obtain financing for housing construction and guarantees by Infonavit and Fovi for granting credits to affiliated members to acquire housing.

Status of bids:

	Number of Houses
Balance, December 31, 2000	30,476
2001 bids	24,165
Less 2001 revenue units	(24,103)
Declined bids	(8,301)
Balance, December 31, 2001	22,237

17. REAL ESTATE DEVELOPMENT REVENUES

Real estate development revenues by type of mortgage are as follows:

	2001	2000
Fovi	Ps. 1,152,164	Ps. 1,244,121
Line II and Infonavit auction	3,421,282	3,486,379
Revenue (cost) from cancellation (creation) of reserves	948	1,586
Domestic operations	4,574,394	4,732,086
International operations	83,623	87,782
	Ps. 4,658,017	Ps. 4,819,868

18. REAL ESTATE DEVELOPMENT COSTS

Real estate development costs by type of mortgage at December 31, 2001 and 2000, are as follows:

	2001	2000
Fovi	Ps. 855,953	Ps. 923,687
Line II and Infonavit auction	2,535,339	2,588,430
Cost (revenues) from cancellation (creation) of reserves	(1,064)	(917)
Cost of guarantees and services	9,014	5,528
Domestic operations	3,399,242	3,516,728
International operations	61,184	67,196
Total	Ps. 3,460,426	Ps. 3,583,924

19. INTEREST EXPENSE

	2001	2000
Interest and commissions paid	Ps. 192,374	Ps. 196,597
Amortization of cost of issued medium term commercial paper and recoverable credit rights	23,531	19,972
Total	Ps. 215,905	Ps. 216,569

20. INCOME TAX AND EMPLOYEE STATUTORY PROFIT-SHARING

The Company incurs consolidated income tax and tax on assets in proportion to the holding company's interest in the voting stock of the subsidiaries. As of January 1, 1999, 60% of the holding Company's interest of the tax results of the subsidiaries is consolidated. Estimated payments of income tax and tax on assets of both the Company and its subsidiaries are made as if the tax consolidation had not taken place.

a. Provisions for income tax and profit-sharing consist of the following:

	2001	2000
Current income tax	Ps. 16,007	
Deferred income tax	115,150	Ps. 101,898
Current employee profit-sharing	4,357	3,245
Net provisions	Ps. 135,524	Ps. 105,143

b. The Mexican income tax rate is 35%, with the obligation to pay 30% currently and the option of deferring payment of the remaining 5% until profits are distributed. Beginning January 1, 2003, such rate will be reduced by one percentage point each year until reaching 32% in 2005. The effective income tax rate for the years ended December 31, 2001 and 2000 differ from the statutory rate, mainly due to permanent differences such as nondeductible expenses and the effects of inflation.

c. Subsequent changes in the Mexican Income Tax Law — Changes to the Income Tax Law were enacted by the Mexican government on January 1, 2002, and included the following:

- In addition to the reduction in the income tax rate mentioned above, and the new procedure to determine the proportion in which the holding company owns the shares of its subsidiaries, as mentioned in preceding paragraph the Company no longer has the option of deferring the payment of 5% of taxable income until distribution of related profits.

- Any income tax paid on distributed dividends may be credited against future income tax payable by the Company in the three fiscal years following such payment.

- The obligation to withhold income tax for dividends paid to individuals or nonresidents is eliminated.

- Profit-sharing paid is no longer deductible against income taxes.

The effects of these changes on the calculation of deferred taxes must be recorded as of January 1, 2002, using the tax rate applicable when the temporary differences are expected to reverse. The Company has not yet quantified the net effect derived from such changes.

c. At December 3 1, 2001 and 2000, the main items comprising the balance of deferred income tax are as follows

	2001	2000
Deferred income tax liabilities:		
Accounts receivable	Ps. (938,227)	Ps. (970,403)
Property and equipment	(174,105)	(122,025)
Inventories	(278,678)	(356,402)
Other	(23,209)	(26,190)
	(1,414,219)	(1,475,020)
Deferred income tax assets:		
Advances from customers	73,586	51,363
Provisions	12,979	4,304
Effects of tax loss carryforwards	703,001	731,886
	789,566	787,553
Recoverable tax on assets	106,655	33,598
Net deferred liabilities	Ps. (517,998)	Ps. (653,869)

e. At December 31, 2001 and 2000 there are taxable temporary differences related to deferred PTU, mainly inventories, for which the deferred PTU liability of approximately Ps.49,781 and Ps.62,336 respectively, was not recorded because the Company believes that they will not reverse due to the continued and recurring nature of its transactions. In addition, there are unquantified pérmanent differences, mainly from restatement of fixed assets, which are expected to have an effect on profit- sharing generated in the future.

f. Tax loss carryforwards and recoverable tax on assets for which the deferred income tax asset and prepaid expense, respectively, have been recognized, can be recovered subject to certain conditions. As of December 31, 2001 restated amounts and expiration dates are as follows:

Loss Carryforward	Assets Tax	Years of Expiration
	Ps. 1,844	2003
Ps. 3		2004
108	2,773	2005
1,035,974	738	2006

410,285	1,638	2007
190,925	3,265	2008
48,877	31,778	2009
217,438	31,953	2010
104,963	32,266	2011
Ps. 2,008,573	Ps. 106,655	

21. **DISCONTINUED OPERATIONS**

Operating results of Geo Beazer, L. P. as described in Note 1, have been recorded as discontinued operations. Operating results were as follows:

	2001	2000
Revenues	Ps. 14,131	Ps. 61,073
Cost and expenses	(22,622)	(99,868)
Other expenses (revenues)	(2,386)	33,258
Net results	Ps. (10,877)	Ps. (86,752)

22. **EARNINGS PER SHARE**

The amounts used to determine earnings per share for the years ended December 31, 2001 and 2000, were as follows:

	Income	2001 Weighted Average Number of Shares	Pesos per Share
Income from continuing operations	Ps. 285,898		
Minority net loss	322		
Majority income from continuing operations	286,220	100,472,530	Ps. 2.84
Loss from discontinued operations	(5,547)	100,472,530	(0.05)
Net income of majority stockholders	Ps. 280,673		Ps. 2.79

	Income	2000 Weighted Average Number of Shares	Pesos per Share
Income from continuing operations	Ps. 285,898		
Minority net loss	1,024		
Majority Income from continuing operations	203,316	100,472,530	Ps. 2.02
Loss from discontinued operations	(47,844)	100,472,530	(0.47)
Net income of majority stockholders	Ps. 155,472		Ps. 1.54

23. **CONTINGENCIES AND COMMITMENTS**

a. The Company has labor lawsuits in the amount of Ps.3,493, which it believes will be resolved favorably.

b. Commitments – The Company has a commitment to Bancomer with respect to customers that acquire GEO housing and become delinquent on payments to the bank. The maximum commitment is the amount of eighteen monthly mortgage payments on the mortgage loan the customer receives from Bancomer. The joint and several obligation is summarized as follows:

The term of the obligation is three years as of the date the housing deeds are prepared; as such, if the customer is current with payments at the end of the third year, then GEO's joint and several obligation is terminated. If during the course of those three years the customer fails to pay on rime, the Company is obligated to pay the monthly payments to Bancomer on account of the customer. Subsequently, the bank will reimburse GEO for the amounts it has paid when the customer or a substitute customer continues making payments to the bank.

If the customer does not make regular payments, Bancomer may demand the cancellation of the loan. Under these circumstances, GEO may provide a substitute customer or acquire the housing in question.

In summary, GEO does not believe that it will incur significant expenses or losses arising from this obligation because it has customers constantly demanding its products; therefore, the Company feels it can adequately replace a customer who is delinquent and recover the payments made.

c. Land purchase commitment – In December 2000, GEO's subsidiary Geo Edificaciones sold plots of land to a trust of which BankBoston, S. A. - Trust Division is the trustee. Subsequently, GEO entered into a purchase and sale commitment (the "Contract") for such property with the trustee. Under the

Contract, GEO agreed to acquire the property by purchasing one sixth of such property every six months from June 2001 until December 2003, therefore, the property was divided into six parts. The total acquisition price of the property is Ps.150,000, payable in six equal installments, together with certain other charges which may be passed on by the trust, according to formulas agreed to in the Contract.

As part of the conditions agreed to in the Contract, certain covenants were established for GEO at the consolidated level, such as limitations on dividends, maintenance of consolidated stockholders' equity of Ps.2,000,000, maintenance of certain debt and interest coverage ratios, and maintaining current the bonds established with the government of the State of Mexico for the infrastructure work which has yet to be finished. Breach of any of the contractual obligations requires payment of an amount equal to the sum of the remaining installments. Also, certain subsidiaries of GEO are joint and severally liable for those obligations which are secured by mortgage security on a plot of land for an amount equal to 25% of the transaction amount.

In addition, GEO Edificaciones entered into a preliminary purchase-sale agreement for the land with BankBoston, S. A. - Trust Division, which grants it the right to acquire or appoint a third party to acquire the real property or its related portions, if GEO were to waive its right, as established in the Contract.

d. A purchase option has been signed for a plot of land at a price equal to 13% of the final proceeds from the sale of the houses constructed on such land. At the contract signing date a payment of $17,413 was agreed, of which $11,600 has been paid at December 31, 2001, with the remmant of $5,543 due in February and April 2002. It is estimated that an additional $10,000 could be paid for any houses built and sold.

24. NEW ACCOUNTING PRINCIPLES

In December 2001, the Mexican Institute of Public Accountants (IMCP") issued new Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities, and Commitments" ("C-9") which is effective beginning January 1, 2003, although early application is encouraged. C-9 supersedes the former Bulletins C-9, "Liabilities" and C-12, "Contingencies and Commitments", and establishes additional guidelines clarifying the accounting for liabilities, provisions, and contingent assets and liabilities, and establishes new standards for the use of present value techniques to measure liabilities and accounting for the early settlement of obligations.

In January 2002, the IMCP issued new Bulletin C-8. "intangible Assets" (C-8"), whose provisions are mandatory for fiscal years beginning January 1, 2003, although early application is encouraged. C-8 supersedes the former Bulletin C-8. "Intangibles" and establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets. Any preoperating costs incurred after the effective

date of this Bulletin should be recorded as an expense. The unamortized balance of capitalized preoperating costs under the former Bulletin C-8 will continue to be amortized. C-8 requires identifying all intangible assets to reduce as much as possible the goodwill relative to business combinations.

Corporación Geo, S. A. de C. V. and Subsidiaries

Consolidated Financial Statements for the Years Ended December 31, 2000 and 1999 and Independent Auditors' Report

Galaz, Gomez Morfin,
Chavero, Yamazaki, S.C.
Jaime Balmes 11
Edificio B. Polanco
11510 Mexico, D.F.

Tel.: (52) 52-83-77-77
Fax: (52) 52-83-76-00

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Corporación Geo, S. A. de C. V. and subsidiaries:

We have audited the accompanying consolidated balance sheets of Corporación Geo, S. A. de C. V. and subsidiaries (the "Company") as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the years then ended, (all expressed thousands of constant Mexican pesos as of December 31, 2000). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As mentioned in Note l.a to the accompanying financial statements, the Company applied the provisions of the new Bulletin D-4, "Accounting Treatment of Income Tax, Tax on Assets and Employee Statutory Profit-Sharing" as of January 1, 2000. The cumulative effect at that date was $528,707, which was recorded in the accompanying financial statements by increasing the long-term deferred income tax liability and decreasing stockholders' equity by the same amount. The effect on 2000 was a $97,604 charge to the provision for deferred taxes. As such, the amounts for the year ended December 31, 2000 contained in the aforementioned line items are not comparable with those of 1999.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Corporación Geo, S. A. de C. V. and subsidiaries as of December 31, 2000 and 1999, and the results their operations, changes in their stockholders' equity and changes in their financial position for the years then ended in conformity with accounting principles generally accepted in Mexico.

The financial statements have been translated into English for the convenience of users.

C. P. C. Joaquin Gómez Alvarez

February 27, 2001
(March 9, 2001 for Note 22)

CORPORACION GEO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2000 AND 1999
(Thousands of Constant Mexican Pesos as of December 31, 2000)

ASSETS	2000	1999
CURRENT ASSETS:		
Cash and cash equivalents	$ 546,603	$ 351,141
Accounts receivable – net (Note 2)	2,377,031	2,288,219
Inventories (Note 3 and 9)	1,577,409	1,662,051
Other current assets (Note 4)	318,778	314,335
Total current assets	4,819,821	4,615,746
REAL ESTATE INVENTORIES (Note 3 and 8)	108,996	281,491
INVESTMENTS IN ASSOCIATED COMPANIES (Note 5)	44,478	29,449
PROPERTY, PLANT AND EQUIPMENT – Net (Note 6)	773,020	808,240
OTHER ASSETS (Note 7)	59,624	123,648
GOODWILL	2,104	3,246
TOTAL	$5,808,043	$5,861,820
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Notes payable to banks (Note 8)	$1,300,342	$1,409,808
Current portion of long-term debt (Note 11)	40,639	83,090
Payables to suppliers of land – current portion (Note 9)	94,511	188,302
Payable to other suppliers	357,728	296,596
Taxes payable and other current liabilities (Note 10)	271,858	318,223
Employee statutory profit-sharing payable	9,973	8,574
Total current liabilities	2,075,051	2,304,593
PAYABLES TO SUPPLIERS OF LAND (Note 9)	33,193	62,439
LONG-TERM DEBT (Note 11)	884,897	616,885
DEFERRED INCOME TAX (Note 18)	626,311	256
SENIORITY PREMIUMS	1,458	1,868
Total liabilities	3,620,910	2,986,041
EXCESS OF BOOK VALUE OVER COST OF ACQUIRED SUBSIDIARIES	200	269
CONTINGENCIES AND COMMITMENTS (Note 21)		

STOCKHOLDERS' EQUITY (Note 14):		
Common stock	347,817	347,817
Additional paid-in capital	2,092,824	2,092,824
Retained earnings	1,853,466	1,703,938
Deficiency in restated stockholders' equity	(1,665,785)	(1,392,324)
Cumulative effect of deferred income tax	(528,707)	
Cumulative translation adjustment	(153)	(1,459)
Majority stockholders' equity	2,099,462	2,750,796
Minority stockholders' equity (Note 15)	87,471	124,714
Total stockholders' equity	2,186,933	2,875,510
TOTAL	$5,808,043	$5,861,820

See accompanying notes to consolidated financial statements.

CORPORACION GEO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2000 AND 1999
(Thousands of Constant Mexican Pesos as of December 31, 2000)

	2000	1999
REVENUES		
REVENUES		
Real estate development (Note 16)	$4,616,732	$4,378,330
Construction	97,329	155,419
	4,714,061	4,533,749
COSTS:		
Real estate development (Note 17)	3,432,877	3,149,146
Construction	73,420	111,962
	3,506,297	3,261,108
Gross profit	1,207,764	1,272,641
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	545,664	482,284
Operating income	662,100	790,357
NET COMPREHENSIVE FINANCING COST:		
Interest income	(24,884)	(36,610)
Interest expense	188,311	159,080
Exchange (gain) loss – Net	6,613	(21,547)
Monetary position loss	132,392	185,480
	302,432	286,403
Income before other expenses, equity in results of associated companies and provisions	359,668	503,954
OTHER EXPENSE – Net	79,410	44,182
PARTICIPATION IN RESULTS OF ASSOCIATED COMPANIES (Note 5)	14,220	8,344
Income before provisions	294,478	468,116
PROVISIONS (Note 18)	100,711	31,819
NET INCOME BEFORE DISCONTINUED OPERATIONS	193,767	436,297

DISCONTINUED OPERATIONS (Note 19)	(83,096)	(64,408)
CONSOLIDATED NET INCOME	110,671	371,889
Net income of majority stockholders	148,920	396,726
Net loss of minority stockholders	(38,249)	(24,836)
CONSOLIDATED NET INCOME	$ 110,671	$ 371,890
Earnings per share (Note 20)		
EPS before discontinued operations	$ 2.31	$ 4.11
EPS after discontinued operations	1.48	3.64

See accompanying notes to consolidated financial statements.

CORPORACION GEO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2000 AND 1999
(Thousands of Constant Mexican Pesos as of December 31, 2000)

	Common Stock	Additional Paid-in capital	Retained Earnings	Deficiency in Restated Stockholders' Equity	Cumulative effect of deferred income tax	Cumulative Translation Adjustment	Minority Stockholders' Equity (Note 14)	Total (Note 15)
BALANCE JANUARY 1, 1999	$ 346,750	$2,092,824	$ 1,306,874	$ (1,069,349)	$	$ 12,373	$ 19,415	$2,708,887
Conversion of debentures into shares	1,067							1,067
Translation adjustment						(13,832)		(13,832)
Contributions of minority interest							130,135	130,135
Loss from holding nonmonetary assets				(322,975)				(322,975)
Others			338					338
Net income			396,726				(24,836)	371,890
BALANCE DECEMBER 31, 1999	347,817	2,092,824	1,703,939	(1,392,328)		(1,459)	124,714	2,875,510
Translation adjustment						1,306		1,306
Loss from holding nonmonetary assets				(273,461)				(273,461)
Cumulative effect of deferred income tax					(528,707)			(528,707)
Others			608				1,006	1,614
Net (loss) income			148,920				(38,249)	110,671
BALANCE DECEMBER 31, 2000	$ 347,817	$ 2,092,824	$ 1,853,466	$ (1,665,785)	$ (528,707)	$ (153)	$ 87,471	$ 2,186,933

See accompanying notes to consolidated financial statements.

CORPORACION GEO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
YEARS ENDED DECEMBER 31, 2000 AND 1999
(Thousands of Constant Mexican Pesos as of December 31, 2000)

	2000	1999
OPERATING ACITIVITES:		
New income before discontinuous operation	$ 193,767	$ 436,297
Items that did not require (generate) resources:		
Depreciation and amortization	82,530	86,613
Participation in results of unconsolidated associated companies	(14,220)	(8,344)
Deferred income	97,604	(5,394)
Labor obligations	(410)	369
Gain from sale of property, plant and equipment	-	(10,841)
Preoperating expenses write off	49,140	-
	408,411	498,700
Changes in current assets and liabilities:		
Accounts receivable	(88,812)	54,160
Inventories	30,641	(91,907)
Other current assets	10,441	(147,916)
Payables to suppliers	(61,905)	(231,119)
Taxes payable and other current liabilities	(46,365)	130,568
Income tax	(1,399)	6,066
	(154,601)	(280,148)
Resources provided by operating activities before discontinued operations	253,810	218,552
Discontinued operation losses	(83,096)	(64,408)
Resources provided by operating activities	170,714	154,144
FINANCING ACTIVITIES:		
Borrowings – long-term	268,012	(83,907)
Borrowings – short-term	(151,917)	55,316
Additional paid-in capital	-	1,067
Contributions of minority interest	1,066	15,446
Cumulative translation adjustment	1,306	(13,832)
Cumulative effect of deferred ISR and PTU	(528,707)	-
Liabilities effect of deferred ISR and PTU	528,707	-
Resources provided by (used in) investing activities	118,407	(25,910)

INVESTING ACTIVITIES:		
Investment in property, plant and equipment	(94,732)	(109,409)
Others		8,921
Investment in shares and other	1,073	3,139
Resources used in investing activities	(93,659)	(97,349)
CASH AND CASH EQUIVALENTS:		
Increase	195,462	30,885
Beginning of year	351,141	320,256
End of year	$ 546,603	$ 351,141

See accompanying notes to consolidated financial statements.

CORPORACION GEO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999
(Thousands of Constant Mexican Pesos as of December 31, 2000)

1. NATURE OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business - Corporación Geo, S. A. de C. V. is a holding company, and together with its subsidiaries (collectively, the "Company"), is a fully integrated developer of affordable housing developments constructed primarily in Mexico.

On December 9, 1997 a partnership was signed with Beazer Homes USA, a company engaged in the US housing sector. The signing of this partnership created the subsidiary company Geo-Beazer, which commenced operations in 1998. In a resolution adopted by the board of directors of Geo-Beazer L.P., it was decided to close down operations in September 2000. Closing down operations consists of liquidating the housing and lots of the Project entitled Oasis Ranch, and liquidating all fixed assets, inventories, materials, land and paying off all liabilities. Geo management expects to complete the liquidation process in March 2001. The main effects, presented as a discontinued operation, are described in Note 19.

The Company's principal activities in real estate development include (i) land acquisition, (ii) obtaining required permits and licenses, (iii) installing infrastructural improvements required for each housing development, (iv) designing, constructing and marketing housing developments and (v) assisting homebuyers in obtaining mortgage loans. In addition to its real estate development activities, the Company acts as a contractor for certain Mexican state government agencies, providing construction activities similar to its development activities, except that the Company does not acquire the land on which such projects are built.

Operating cycle - The Company's operations have experienced significant seasonality during the year. This seasonality was initially the result of the operational and lending cycles of the various institutions that provide mortgage financing to the sector. Due to the high cost and historical scarcity of mortgage financing in Mexico, the Company generally does not begin development and construction of affordable entry-level housing until confirmation has been received from the mortgage providers that, once the Company locates qualified homebuyers, mortgage financing will be made available. In recent years the operational and lending cycles of mortgage financing institutions have evened out over the year, but the Company's operations continue to be somewhat seasonal in nature. Most development and construction begins toward the first half of the year. The construction of an affordable entry-level housing development typically takes between six and nine months to complete. As a result, the construction of most housing developments built by the Company is generally completed during the last quarter of the year. Marketing and sales also intensify significantly after the first quarter of the year.

As a result of the foregoing, the Company has experienced, and will continue to experience, significant quarter-to-quarter variability in its results of operations.

Although income from the sale of affordable entry-level homes is recognized using the percentage of completion method, proceeds from such sales are not actually received by the Company from homebuyers until the homes are completed and delivered. Accordingly, the Company must finance substantially all of its development activities through bridge financings (i.e., loans from commercial banks secured by land on which the development is to be built and intended to be repaid from the proceeds of sales of units in the development) and its working capital. Consequently, the Company generally experiences higher levels of indebtedness during the second and third quarters of each fiscal year.

Mexican housing financing system - The financing system for Mexico's housing market is segmented into four institutional groups us follows:

- Government pension and housing funds which are financed primarily by employee contributions. These funds are as follows:

    - Instituto Nacional del Fondo del Ahorro para la Vivienda de los trabajadores (Infonavit) for private sector employees.

    - Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Fovissste) for public sector employees.

    - Instituto de Seguridad y Servicios Sociales para las Fuerzas Armadas Mexicanas (Isssfam) for military personnel.

- Commercial banks, using funds on deposit to provide financing for the middle-income and upper-income housing markets.

- A public housing fund, Fondo de Operación y Financiamiento Bancario a La Vivienda (Fovi). managed by Banco de México. Fovi provides financing with funds from the World Bank, the Mexican Government and Fovi's own funds through commercial banks and the Sociedades Financieras de Objeto Limitado (the Sofoles). The Sofoles are entities incorporated with charters as mortgage banks.

- Direct subsidies from public housing agencies, including Fondo Nacional de Habitaciones Populares and state housing trusts.

The Company's principal real estate development revenues and costs are attributable to the above financing sources. The types of financing provided to buyers of homes constructed by the Company are described below:

- *Infonavit Line 2 and Infonait Auction* - Under Line 2 and the auction program, Infonavit provides mortgage financing to qualified beneficiaries who purchase finished housing. In addition, under Line 2, Infonavit solicits proposals for housing

projects from developers. Upon approval of a proposed project, the developer enters into an agreement with Infonavit that it will provide mortgage financing to qualified home buyers identified by the developer. Infonavit Auction - Currently, Infonavit offers four lines of credit. Under Auction, Infonavit promotes the development of housing projects in areas which Infonavit has identified for affordable housing and where developers have not traditionally entered the market. Additionally, during 1997, Infonavit instituted a new plan under Line 2 (the Infonavit SOC Program), whereby workers participate in a lottery to obtain a certificate entitling them to an Infonavit mortgage, providing they meet the requirements of Infonavit.

- *Fovi* - Fovi generally provides mortgages to homebuyers within multiple-unit housing developments. Access to Fovi funding for a home is initiated by the housing developer. Fovi financing is available for homes built by the Company and sold to qualified homebuyers that earn a minimum of 3.2 to 15 times the annual minimum wage. Borrowers are required to make a down payment equal to the difference between the mortgage amount and the purchase price of the home, with a current minimum, in the case of affordable housing, of 10% of the purchase price.

- *Fovi Special Loan Program* - Under this program, individuals participate in a lottery to obtain certificates entitling them to a Fovi mortgage, providing they meet the requirements of Fovi.

- *Co-financings* - Mortgages provided jointly by Infonavit and commercial banks.

- *Geo-Bancomer Program* - This program is provided to certain persons not eligible for public mortgage financing, and was jointly developed by Bancomer, S. A., a Mexican commercial bank, and the Company.

Basis of presentation and basis of consolidation

(a) Basis of presentation -

Consolidated financial statements of Corporación Geo, S. A. de C. V. and subsidiaries are prepared in conformity with accounting principles generally accepted in Mexico.

(b) Basis of consolidation -

Consolidated financial statements include the accounts of the Company, its subsidiaries and those of its joint ventures (A. en P.) when the Company acts as active associate; for those companies in which the Company exerts shared control, the proportional consolidation method is used, as with the companies established in Chile. All intercompany accounts and transactions with related parties have been eliminated in consolidation.

The Company has executed joint venture or trust contracts in which it participates as Trustor B, for the purpose of developing low-income housing units. The Company also contributes to the design and construction of the housing units. Trustors A (various individual interests in the joint venture or trust contracts) provide the land for building the housing units and are shown in these consolidated financial statements under minority interest, which is determined based on the selling price of the housing units, and may vary from 8.5% to 10% of said price.

In October 1998 a partnership was signed with Gerlach-Campbell Construcciones, S.A., a construction company established in Argentina. The signing of this partnership created the company Geo GCC, S.A., a company established in accordance with the laws of Argentina, whose corporate purpose is to develop, construct and sell low income housing on its own behalf or that of third parties. This company has not yet commenced operations.

The subsidiary and trust are consolidated.

Name of subsidiary in the Joint Venture or trust contracts Ownership Percentage	**Ownership Percentage 2000 %**	**1999 %**
Domestic:		
Crelam, S. A. de C. V.	100	100
Diseño y Proyección de Vivienda, S. A. de C. V.	100	100
Edificadora Sol, S. A. de C. V.	100	100
Evitam, S. A. de C. V.	95	95
Geo Baja California, S. A. de C. V. (Formerly Promotora de Vivienda y Desarrollo, S. A. de C. V.)	100	100
Geo D, F. S. A. de C.V. (Formerly Concepto y Construcciones, S. A. de C. V.	99	99
Geo Edificaciones, S. A. de C. V.	100	100
Geo Guanajuato S. A. de C. V.	100	100
Geo Guerrero, S. A. de C.V. (Formerly Constructora Carabali S. A. de C. V.)	100	100
Fideicomiso Chilpancingo	Less 8.5% of sales	
Geo Hidalgo, S.A. de C.V. (Formerly Consorcio Constructor Fronterizo, S. A. de C. V.)	99	99
Geo Importex, S. A. de C. V.	100	100
Geo Jalisco. S. A. de C. V.	100	
Geo Laguna (Formerly Fabricaciones Civiles e Industriales de La Laguna, S. A. de C. V.)	100	100
Geo Monterrey, S. A. de C. V. (Formerly Copromociones Inmobiliarias del Noroeste, S. A. de C. V.)	97	97
Geo Morelos, S. A. de C. V. (Formerly Evigro, S. A. de C. V.)	100	100

Name of subsidiary in the Joint Venture or trust contracts Ownership Percentage	Ownership Percentage 2000 %	1999 %
Geo Oaxaca, S. A. de C. V.	100	100
Geo Puebla S. A. de C. V. (Formerly Evisur, S. A. de C. V.)	100	100
Geo Queretaro, S. A. de C. V. (Formerly Copromoción y Servicios Inmobiliarios del Bajio, S. A. de C. V.)	100	100
Geo Reynosa, S. A. de C. V. (Formerly Covitam, S. A. de C. V.)	100	100
Fideicomiso Valle del Virrey	Less 8.5% of sales	
Fideicomiso de la Cima	Less 8.5% of sales	
Fideicomiso Los Arcos	Less 8.5% of sales	
Fideicomiso Nuevo Laredo	Less 10% of sales	
Geo Tampico, S. A. de C. V. (Formerly Cotam, S. A. de C. V.)	100	100
Geo Veracruz, S. A. de C. V. (Formerly Desarrollos San Jacinto)	100	100
Inmobiliaria Anso, S. A. de C. V.	100	100
Inmobiliaria Camar, S. A. de C. V.	100	100
Inmobiliaria Jumáis, S. A. de C. V.	100	100
Lotes y Fraccionamientos, S. A. de C. V.	100	100
Geo Hogares Indeales (Formerly Promotora de Hogares Ideales, S. A. de C. V.)	99	99
Obras y Proyector Coma, S. A. de C. V.	99	99

Name of Company	Ownership Percentage 2000	1999
International:		
Inversiones Geo Chile Limitada	100	100
Constructora Geosal, S.A.	50	50
Inmobiliaria Geosal, S.A.	50	50
Agrícola las Vizcachas Limitada	50	50
Geo Beazer, L.P. (discontinued)	51	60

a. *Comparability* - In May 1999 the Mexican Institute of Public Accountants issued the new Bulletin D-4, "Accounting Treatment of Income Tax, Tax on Assets and Employee Statutory Profit-Sharing" (D-4), whose application is mandatory as of January 1, 2000. In accordance with D-4, the provisions for income tax and employee profit-sharing are recorded in results of the year in which they are incurred and the deferred effects caused by temporary differences are recognized.

The cumulative effect at January 1, 2000 from applying D-4 was $528,707, which was recorded in the accompanying financial statements by increasing the long-term deferred income tax liability and decreasing stockholders' equity by the same amount. The effect on 2000 was a $97,604 charge applied to the provision for deferred taxes. As such, the amounts presented for the year ended December 31, 2000 contained in the aforementioned line items are not comparable with those of 1999.

Before January 1, 2000 the Company recognized deferred taxes only for the effects of nonrecurring temporary differences, which are expected to reverse in a definite period.

b. **Recognition of the effects of inflation:**

The consolidated financial statements of the Company recognize the effects of inflation in accordance with Bulletin B-10, "Recognition of the Effects of Inflation in Financial Information" as amended and issued by the Mexican Institute of Public Accountants. Bulletin B-10 requires restatement of all comparative financial statements to constant Mexican pesos of the date of the most recent balance sheet presented.

Below is a description of the items that have been restated and the methods used:

The principal captions of the financial statements have been restated as follows:

(1) Inventories are restated using the specific cost method. Property, plant and equipment of domestic origin are restated applying the Mexican National Consumer Price Index ("NCPI"). Property plant and equipment of foreign origin are restated by the specific indexation method as described in subsection g.

(2) Common stock and retained earnings are restated by applying the NCPI from the respective dates such capital was contributed or income generated to the date of the most recent balance sheet presented.

(3) The monetary position gain or loss set forth in the consolidated statements of income is computed by applying NCPI restatement factors to monetary assets and liabilities during the period. The result reflects gain or loss arising from holding a net monetary liability or asset position in an inflationary period, respectively, since over time a monetary liability can be settled for less purchasing power, whereas a monetary asset decreases in value in real terms.

c. **Translation of financial statements of subsidiaries** - To consolidate the financial statements in foreign currency of subsidiaries operating abroad, such subsidiaries are translated to Mexican pesos by applying Bulletin B-15, "Foreign Currency Transactions and Transactions of Financial Statements of Foreign Operations", issued by the Mexican Institute of Public Accountants. Given that these are subsidiaries whose operations are independent of the Company's operations, exchange differences arising from translation of such financial statements are presented in stockholders' equity under the heading, cumulative translation adjustment. The following exchange rates are used for the conversion.

Monetary and nonmonetary assets and liabilities - The closing exchange rate in effect at the balance sheet date.

Common stock - The exchange rate in effect on the date the contributions were made.

Retained earnings - The exchange rate in effect at the close of the year in which generated.

Revenues and expenses - The exchange rate in effect at the close of the period reported.

The financial statements of foreign subsidiaries included in the 1999 consolidated financial statements are restated to purchasing power of the currency of the country in which the subsidiary operates as of December 31, 2000, and are converted into Mexican pesos at the exchange rate of December 3 1, 2000.

d. **Cash equivalents** - Cash equivalents are stated at the lower of acquisition cost plus uncollected accrued income or net realizable value.

e. **Real estate inventories** - Real estate inventories primarily consist of the acquisition cost of land, licenses, materials, labor, direct and indirect expenses incurred in the Company's construction activities. Theses amounts are restated using the specific cost method.

During the development period of the real estate inventories, the net comprehensive financing cost of mortgage bridge loans and other financing related to the construction process is capitalized.

f. **Investments in associated companies and joint ventures** - Investment in associated companies and joint ventures are accounted for using the equity method when the Company has ownership interest of 10%-50% and does not control the associated Company or joint venture.

g. **Property. plant and equipment** - Expenditures for buildings, machinery and equipment, including renewals and improvements which extend useful lives, are capitalized. This investment is restated using the NCPI. Foreign plant and equipment of the Mexican subsidiaries are restated by applying the NCPI of the country of origin to the value of the assets in foreign currency, which is then translated into Mexican pesos at the exchange rate in effect at the date of the most recent balance sheet presented.

Depreciation is calculated using the straight-line method, based on the remaining useful lives of the related assets. Depreciation commences in the month in which the asset is put into use. Useful lives are as follows:

	Years
Buildings	39
Machinery and equipment	12
Computers	7
Furniture and fixtures	10 and 4

h. **Installation expenses** - The Company capitalizes all those investments related to the sales centers, which are restated per the NCPI and amortized by the straight-line method over five years.

i. **Preoperating expenses** - Preoperating expenses are included in other assets and represent expenditures incurred in opening new domestic and international products including establishing a production center to develop markets and commence sales operations. Such amounts are restated using the NCPI and are amortized as of the date at which they purchase the land by applying the straight-line method over five years.

j. **Debt issuance costs** - Costs related to the issuance of debt are recorded at cost as interest expense, restated using the NCPI and are amortized over the life of the related debt.

k. **Goodwill** - Goodwill represents the excess of cost over fair value of net assets acquired, is restated by applying the NCPI and is amortized on a straight-line basis over five years.

l. **Excess of book value over cost of subsidiaries and associated companies** - Excess of book value over cost of subsidiaries and associated companies is restated using the NCPI and is amortized using the straight-line method over 5 years.

m. **Revenue and cost recognition** - Revenues from the Company's real estate development and construction contracting activities are recognized using the percentage-of-completion method, measured by the percentage of actual costs incurred to total estimated costs for each development or project. Under this method, estimated total gross profit attributable to the development or project is multiplied by the percent complete and the product is added to actual costs incurred to date to determine the amount of recognizable revenues.

The Company begins applying the percentage-of-completion method costs and revenues arising from its real estate development activities when the following conditions have been met:

- The homebuyer has made the required down payment (normally 10% of the price of the home).

- The homebuyer has signed the underlying sales contract and

- The homebuyer has submitted all required documents to the mortgage lender and the Company has independently verified that the buyer has met minimum requirements to be approved as a qualified recipient of an Infonavit or Fovi mortgage.

After achieving compliance with the above conditions, a sale is considered to have been made. Revenues are calculated in proportion to the percentage of completion of the development and, further, on the basis of the percentage of homes sold to total homes in the development. The Company's experience has been that 97% of the applications have been ultimately approved by the respective mortgage lender. Additionally, in the case of Infonavit loans, rejected applications are substituted with other potential homebuyer's applications which have previously been submitted to Infonavit, and which the Company has on a waiting list. The Company maintains a reserve in the amount of $6,515 and $6,359 at December 31, 2000 and 1999 for contract cancellations.

The Company applies the percentage-of-completion method to costs and revenues related to its construction contracting activities upon commencement of such activities under the relevant contract, based on contracted unit prices.

Real estate development and construction costs include all direct material and labor and indirect costs related to the respective projects. General and administrative costs are charged to expense when incurred. Provisions for estimated losses on uncompleted developments and contracts are made in the period when losses are determined.

Revenues earned on contracts in progress in excess of billings are included in current accounts receivable as costs and estimated earnings in excess of billings on uncompleted contracts.

n. **Commissions payable** - Commissions payable to agents are recognized as expense when the related sales are recorded.

o. **Warranty reserves** - Estimated future warranty obligations related to homes sold are recognized as expense in the period in which the related sales are recorded and are included in other current liabilities in the consolidated balance sheets.

p. **Employee benefits** - Seniority premium costs are actuarially calculated using the projected unit credit method and are recognized over the employees' years of service of 10 years, in accordance with Bulletin D-3, "Accounting for Employees' Benefits", issued by the Mexican Institute of Public Accountants. Unrecognized prior service costs and the transition obligation are amortized based on the expected remaining service lives of employees of 10 years.

q. **Retirement labor obligations** - Severance is charged to results when the liability is determined to be payable.

r. **Income tax, tax on assets and employee statutory profit-sharing** - Provisions for income tax and employee statutory profit-sharing are recorded in results of the year in which they are incurred and the deferred effects of temporary differences are recognized.

D-4 requires recording the deferred effects of transactions and other economic events recognized in the financial statements in periods other than that considered in company tax returns, using the following methodology:

1. Deferred income tax effects consider all temporary differences determined by comparing the tax and book bases of assets and liabilities. If applicable, the benefit from tax loss carryforwards is also included.

2. Deferred PTU effects consider timing differences determined based on reconciling items between net accounting income for the year and taxable income, which can reasonably be presumed to generate a liability or profit, given there is no indication that this situation will change in such a way that the liabilities will

not be paid or the benefits will not be realized. The effects of inflation do not affect the determination of deferred PTU because they qualify as permanent differences.

3. Tax on assets paid that is expected to be recoverable is recorded as an advance payment of income tax and is presented with deferred income taxes.

s. **Earnings per share** - Earnings per share are calculated by dividing net majority income by the average weighted price of ordinary shares outstanding during the year.

t. **Concentrations of credit risk** - The financial instruments which potentially expose the Company to credit risk are trade receivables. To reduce the credit risk, the Company periodically evaluates the financial position of its customers, but does not require guarantees from them. The Company believes that its concentration of credit risks is minimal given the large number of customers in its portfolio and their geographical distribution. The Company also believes that its potential credit risk is adequately covered by the allowance for doubtful accounts.

u. **Use of estimates** - The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires that the Company make estimates and assumptions which affect the amounts reported in the financial statements and their accompanying notes. Actual results may differ from those estimates.

v. **Reclassifications** - Certain 1999 amounts have been reclassified to conform to 2000 presentation.

2. ACCOUNTS RECEIVABLE

	2000	**1999**
Unbilled revenues on developments in progress	$ 2,235,319	$ 2,174,852
Reserve for cancellation of contracts (1)	(6,515)	(6,359)
Total real estate development activities	2,228,804	2,168,493
Cost and estimated earnings in excess of billings on uncompleted contracts	32,897	55,495
Estimates receivable	9,928	7,351
Retainage	24,330	32,393
Notes receivable and other	81,072	24,487
Total construction and other accounts receivable	148,227	119,726
	$ 2,377,031	$ 2,288,219

(1) This reserve consists of the following:

	2000	1999
Sales	$ (13,686)	$ (20,763)
Cost	7,171	14,404
Total	$ (6,515)	$ (6,359)

Customers by promotion and sales are grouped according to type of mortgage, as follows:

	2000	1999
FOVI	$ 542,120	$ 703,551
Line II and auctions INFONAVIT	1,519,171	1,341,817
Domestic operation	2,061,291	2,045,368
International operation	174,028	129,484
	$ 2,235,319	$ 2,174,852

3. **INVENTORIES**

	2000	1999
Construction in progress	$ 846,277	$ 801,651
Land for development	515,264	601,870
Construction material	181,089	227,161
Advances to suppliers	34,779	31,369
	$ 1,577,409	$ 1,662,051
Noncurrent inventories	$ 108,996	$ 281,491

4. **OTHER CURRENT ASSETS**

	2000	1999
Recoverable credit rights – net	$ 37,351	$
Recoverable income tax	32,839	18,636
Sundry debtors	73,555	64,006
Prepaid expenses	35,849	47,298
Tools and equipment	84,306	60,013
Affiliates	11	19
Discontinued operations	54,867	124,363
	$ 318,778	$ 314,335

SECURITIZATION OF FUTURE COLLECTION RIGHTS

In 2000 the subsidiaries of Geo established a revolving program to secure the credit rights (Rights) derived from their purchase-sale contracts, which are placed in the trust established for such purpose in Nacional Financiera, S.N.C., Institución de Banca de Desarrollo; Nacional Financiera operates as the trustee. Through a public offering of Amortizable Ordinary Participation Certificates (CPOs), which includes the issue of preferential and subordinated CPOs acquired by the general public and Geo, respectively, the trust obtains the resources necessary to invest them in the purchase of the Rights. Once the Rights are collected new acquisitions are made, taking into consideration the expiration of the CPO issue. Two issues of CPOs were carried out in April and December 2000 for $133,000 and $167,000, respectively, which expire in April 2002 and July 2004.

Geo is responsible for collecting the credit rights and depositing the proceeds daily in the trust. The preferential CPOs are paid at face value and generate interest at the annual rate of 17.93% and 20.94%, respectively, which is charged to the trust's equity. Using the resources obtained from the collection of credit rights, a fund (*Aforo*) is established in the trust to pay expenses and interest on the preferential CPOs. Once the preferential CPOs are fully paid, the remnant of the trust's equity is used to pay the subordinated CPOs.

	2000
First issue – April 15, 2000	$ (133,000)
Second issue – December 7, 2000	(167,000)
Aforo – Both issues	(237,549)
Reinvestments	(250,841)
Securitized collection rights – Total	(788,390)
Less: Notarized, collected portfolio	279,187
Securitized credit rights – Net	(509,203)
Less: Work completed regarding credit rights	301,410
Less: Subordinated CPOs	245,144
Recoverable credit rights – net	$ 37,351

5. INVESTMENTS IN ASSOCIATED COMPANIES

	Ownership Percentage 2000	2000	1999
Associated Companies:			
Financiamiento Azteca, S.A.	10	$ 13,619	$ 10,628
Hipotecaria Su Casita, S.A.	12	30,608	18,821
Cidoc	9	251	-
		$ 44,478	$ 29,449

Participation in results of associated companies is as follows:

	2000	1999
Financiamiento Azteca, S.A.	$ 2,425	$ 1,939
Hipotecaria Su Casita, S.A.	11,795	6,405
Net gain	$ 14,220	$ 8,344

6. PROPERTY, PLANT AND EQUIPMENT

	2000	1999
Land	$ 19,344	$ 20,778
Buildings	53,533	43,748
Machinery and equipment	539,755	503,064
Computers	87,883	67,318
Furniture and fixtures	69,001	81,683
	769,516	716,591
Accumulated depreciation	(248,422)	(193,250)
	521,094	523,341
Land and buildings under capital lease	77,970	79,227
Equipment under capital lease	163,322	237,729
Accumulated depreciation	(41,123)	(67,181)
	200,169	249,775
Installation expenses	74,178	56,931
Accumulated amortization	(22,421)	(21,807)
	51,757	35,124
	$ 773,020	$ 808,240

7. OTHER ASSETS

	2000	1999
Domestic preoperating expenses	$ 79,813	$ 55,708
International preoperating expenses	15,045	39,347
Debt issuance costs	4,689	8,306
Discontinued operation	-	35,979
	99,547	139,340
Accumulated amortization	(51,700)	(28,800)
	47,847	110,540
Accounts receivable (1)	11,777	13,108
	$59,624	$123,648

(1) These refer to collection rights to housing sold by the Queretaro State Housing Commission with the following characteristics: term of 30 years; periodic installments to be paid until 2026; collection carried out by INFONAVIT.

8. NOTES PAYABLE TO BANKS

	2000	1999
Denominated in Mexican pesos		
Various mortgage bridge loans secured by property; variable interest rates based on: prime rate plus 3 to 5.5 points; TIIE (interbank interest rate) plus 4 points; TIIE multiplied by 1.09 and 1.14, at December 31, 2000 and 1999.	$ 585,899	$ 433,585
Commercial paper issued through Casa de Bolsa Bancomer, Banorte e Inbursa, discount rate of 20.46% at December 31, 2000 and 20.67% to 21.83% at December 31, 1999.	70,000	223,348
Mortgage bridge loan; secured by property; variable interest rates 9% or 11% over UDIs, at December 31, 2000 and 1999.	403,298	416,301
Notes payable, unsecured, with interest rates of 19.96% at December 31, 2000 and 21.00% to 23.25% at December 31, 1999, with various maturities less than one year.	114,746	263,703

	2000	1999
Denominated in Chilean Pesos		
Loan of $1,709,813,000 Chilean pesos with the Chilean Central Bank; the balance at December 31, 1999 is $1,445,909,000 Chilean pesos; annual interest at 1.2% over the average active bank rate (TAB) of 6.7% plus 1.2 points, at December 31, 2000.	42,456	28,229
Mortgage bridge loans in the amount of $5,002,367 thousand of Chilean pesos; secured with real estate inventories, variable interest over the Development Unit (UF) plus 6.57 to 7.72 points at December 31, 2000.	83,943	44,642
	$ 1,300,342	$ 1,409,808

a. TIIE - This is determined by the Mexican Central Bank. As of December 31, 2000, the TIIE was 18.75%.

b. UDI - These are units of account whose value in pesos is indexed to inflation on a daily basis, as measured by the change in the NCPI. Under a UDI-based loan, the borrower's nominal peso principal balance is converted to a UDI principal balance, and interest on the loan is calculated on the outstanding UDI of the loan. Principal and interest payments are made by the borrower in an amount of pesos equivalent to the amount due in UDI's at the stated value of the UDI's on the day of payment. As of December 31, 2000, the UDI was 2.909158.

c. PRIME - The highest rate on a specific day among CETES (Treasury Bills), CPP (a rate determined by the Bank of Mexico), or TIIE.

9. PAYABLES TO SUPPLIERS OF LAND

The Company has executed several purchase and sale contracts for the following plots of land:

	2000	1999
Contract for the total amount of the transaction was $157,381 per the following conditions: monthly payments of $2,951 based on minimum wages; expiration in the year 2001.	$ 22,508	$ 81,239

Contract for the total amount of the transaction was $72,231 per the following conditions: 24 monthly payments of $10,000 and ten payments per month for $5,449; maturing January 8, 2000.	-	37,274
Contract for the total amount of the transaction was $30,680; monthly payments of $1,704; paid in 2000.	-	6,942
Other contracts for various plots of land, with maturities of less than one year.	105,196	125,286
Total	127,704	250,741
Current portion	94,511	188,302
Long-term portion	$ 33,193	$ 62,439

10. **TAXES PAYABLE AND OTHER CURRENT LIABILITIES**

	2000	1999
Taxes except income tax	$ 74,877	$ 46,701
Provisions	76,785	65,221
Services and other	54,642	81,625
Discontinued operation	65,554	124,676
	$ 271,858	$ 318,223

11. **LONG-TERM DEBT**

	2000	1999
U.S. Dollar denominated:		
Medium-term notes for US$50,000,000 at 10% fixed annual interest rate; maturing May 23, 2002; interest paid semiannually; certain restrictions apply, such as: not declaring dividends and not selling shares of subsidiaries, the Company is in compliance with such restrictions at December 31, 2000.	$ 480,490	$ 517,436

	2000	1999
Note payable to GE Capital for US$6,500,000, 27 quarterly installments of principal plus interest at 9.5797%; secured with aircraft owned by the Company.	54,236	64,445
Note payable to Banorte, maturing August 7, 2003, interest paid at 23.01% at December 31, 2000.	300,000	-
Chilean Peso denominated:		
Capital leases for acquisition of machinery and equipment in the amount of $620,145,000 Chilean pesos; the balance at December 31, 2000 is $310,244.000 Chilean pesos; 12% interest at December 31, 2000; with different maturities through 2003	2,600	10,324
Capital leases for acquisition of land in the amount of $12,203,046,000 Chilean pesos; interest of 11.15% at December 31, 2000; with different maturities through 2003.	24,475	37,911
Loan with the Chilean Central Bank for $2,051,195,000 Chilean pesos; with the interest rate over the average active Bank Rate (TAB) of 6.7 plus 1.2% points at December 31, 2000.	33,990	28,865
Mexican Peso denominated:		
Capital leases for machinery and equipment at variable interest 1.75 to 3.5 points above the prime rate at December 31, 2000; with different maturities through 2003	28,998	38,926
Secured mortgage loan payable to Banca Serfin annual interest 10%; maturing December 8, 2002.	126	1,118
Mortgage loans; 23% annual average interest rate, secured by a certain number of houses.	621	894
Mortgage loan at the higher of the average monthly rate of CETES, bank acceptances or the average cost of funds, plus 7.5%, or multiplied by 1.25.	-	56

	2000	1999
	925,536	699,975
Less current portion of long-term debt	40,639	83,090
	$ 884,897	$ 616,885

Contractual maturities of long-term debt are as follows:

Year	Amount
2001	$ 104,407
2002	480,490
2003	300,000
	$ 884,897

12. FOREIGN CURRENCY BALANCES AND TRANSACTIONS

a. At December 31, 2000, the foreign currency monetary position of the Company's Mexican subsidiaries is as follows:

Balances	Balances in Foreign Currency (Thousands)	Mexican Peso Equivalent
U.S. Dollars:		
Assets	$ 7,702	$ 74,015
Liabilities	55,644	534,725
Position-short	$ (47,942)	$ (460,710)

b. Foreign nonmonetary assets at December 31, 2000 were as follows:

Machinery and equipment are classified according to the currency of the main countries of origin, after applying the NCPI for restatement purposes.

Machinery and equipment	Balances in Foreign Currency (Thousands)	Mexican Peso Equivalent
U.S. dollar	$ 8,687	$ 83,484
French franc	64,995	88,524
Pound sterling	2,658	38,092
Italian lira	19,686,649	78,747
Deutsche mark	2,401	10,973
Spanish peseta	530,651	28,125

c. Condensed figures of foreign subsidiaries are as follows:

	December 31, 2000	
	Chilean Pesos (Thousands)	U.S. Dollars (Thousands)
Current assets	17,554,076	294,564
Property, plant and equipment	943,450	15,831
Total liabilities	14,042,644	235,641

d. Exchange rates applied at year-end and at the date of the auditors' report, respectively, are as follows:

	December 31, 2000	February 27, 2001
U.S. dollar	$ 9.6098	$ 9.6827
French franc	1.3620	1.3563
Pound sterling	14.339	13.9822
Chilean peso	0.0157343	0.0169887
Italian lira	0.004001	0.00459
Deutsche mark	4.5701	4.5488
Spanish peseta	0.0530009	0.053.0007

13. STOCKHOLDERS' EQUITY

a. At December 31, 2000 and 1999, legal common stock is 111,079,308 shares, of which 100,472,530, have been subscribed and paid for at December 31, 2000 and 1999, respectively. The shares are no-par value capital stock, are not subject to withdrawal and refer only to fixed capital.

b. In 1999, common stock was increased by issue of shares derived from 874,300 debentures converted into shares, according to the plan described in Note 13.f, at par value of MX$1.12 per share, which generated an increase in common stock of $979.

c. Insufficiency in restated stockholders' equity represents the accumulated monetary position result through the initial restatement of the financial statements and the loss from holding monetary assets, principally in real estate inventories, that consist mainly of land, because specific costs have increased below inflation.

d. Majority stockholders' equity at historical and restated values is as follows:

		2000	
	Historical	**Restatement**	**Restated**
Common stock	$ 112,851	$ 234,966	$ 347,817
Additional paid-in capital	997,739	1,095,085	2,092,824
Retained earnings	1,378,874	474,592	1,853,466
Deficiency in restated stockholders' equity		(1,665,785)	(1,665,785)
Cumulative effect of deferred income tax	(528,707)		(528,707)
Cumulative translation adjustment	(2,235)	2,082	(153)
	$ 1,958,522	$ 140,940	$ 2,099,462

		1999	
	Historical	**Restatement**	**Restated**
Common stock	$ 112,851	$ 234,966	$ 347,817
Additional paid-in capital	997,739	1,095,085	2,092,824
Retained earnings	1,209,408	494,530	1,703,938
Deficiency in restated stockholders' equity		(1,392,324)	(1,392,324)
Cumulative translation adjustment	(3,187)	1,728	(1,459)
	$ 2,316,811	$ 433,985	$ 2,750,796

e. Stockholders' equity, except restated paid-in capital and tax retained earnings, will be subject to a 35% dividend tax, payable by the Company, in the event of distribution. Amendments to the income tax law, effective January 1, 2000, require withholding tax on dividends paid to foreign individuals or residents at a rate of 7.57% if the profits come from years prior to 1999, or at a rate of 7.69% if the profits were obtained after 1998. These rates may be modified due to the benefits granted by double taxation treaties signed between Mexico and the countries in which the foreign entities reside.

The balances of the tax accounts of stockholders' equity at December 31, are as follows:

	2000	1999
Contributed capital account	$ 2,430,940	$ 2,231,054
Net tax income account	265	244
Reinvested net tax income account		
Total	$ 2,431,205	$ 2,231,298

f. **Incentive Plan for Employees and Management** - During the stockholders' extraordinary general meeting held on March 31, 1997, authorization was given to issue 5,000,000 new ordinary Series B shares at no par value, of which a part will be distributed to all employees through subscription of debentures convertible into shares, which were approved in the aforementioned meeting, while another part will be held for future incentives. The purpose of this plan is to align the interest of the employees with those of the Company's stockholders, and also reward them for the Company's success.

14. MINORITY INTEREST

	2000	1999
Contributing associates:		
Common stock	$ 69,206	$36,796
Retained earnings	(30,272)	(1,332)
Minority net loss	(38,249)	(24,836)
Deficiency in restated stockholders' equity	(1,445)	(602)
	(760)	10,026
Contributions from trustees A (See Note 1)	88,231	114,688
	$ 87,471	$ 124,714

15. BIDDINGS AND CREDIT ASSIGNMENTS

Below is a reconciliation at December 31, 2000 and 1999 that shows construction contracts with INFONAVIT; approvals of Line II packages; auctions won to obtain financing for housing construction; and guarantees by INFONAVIT and FOVI for granting credits to affiliated members to acquire housing.

Status of bids:

ITEM	Number of Houses
Balance, December 31, 1999	43,374
Bids 2000	26,362
Less 2000 revenues	(24,953)
Declined bids	(14,307)
Balance, December 31, 2000	30,476

16. **REAL ESTATE DEVELOPMENT REVENUES**

Real estate development revenues by type of mortgage are as follows:

	2000	1999
FOVI	$ 1,191,687	$ 961,313
Line II and auction	3,339,444	3,360,414
Revenue (cost) of creation of reserves	1,519	(4,578)
Domestic operation	4,532,650	4,317,149
International operation	84,082	61,181
	$ 4,616,732	$ 4,378,330

17. **REAL ESTATE DEVELOPMENT COSTS**

Real estate development costs by type of mortgage are as follows:

	2000	1999
FOVI	$ 884,758	$ 692,626
Line II and INFONAVIT auction	2,479,338	2,408,971
(Revenue) cost from cancellation of reserves	(878)	(4,519)
Cost of guarantees and services	5,295	5,234
Domestic operation	$ 3,368,513	$ 3,102,312
International operation	64,364	46,834
Total	$ 3,432,877	$ 3,149,146

18. **INCOME TAX AND EMPLOYEE STATUTORY PROFIT-SHARING**

The Company and its subsidiaries incur consolidated income tax and tax on assets in proportion to the holding company's interest in the voting stock of the subsidiaries. As of January 1, 1999, 60% of the tax results of the subsidiaries is consolidated in the proportion mentioned above. Estimated payments of income tax and tax on assets of both the Company and its subsidiaries are made as if the tax consolidation had not taken place.

a. Provisions for income tax consist of the following:

	2000	**1999**
Income tax		$ 104,313
Amortization of tax losses		(104,313)
Tax on assets		28,730
Deferred income tax	$ 97,604	(1,181)
	$ 97,604	$ 27,549
Deferred employee statutory profit-sharing:		
Income tax	$ 3,107	$ 4,270
Net provision	$ 100,711	$ 31,819

The effective 1999 income tax rate differs from the income tax rate mainly due to certain recurring temporary differences and the effects of inflation for which no deferred income tax was recorded, because applicable accounting regulations did not so require, and to permanent differences.

b. At December 31, 2000 the main items comprising the balance of deferred income tax are as follows:

Deferred income tax liabilities:	
Accounts receivable	$ 929,505
Property, plant and equipment	116,882
Inventories	341,381
Other	25,086
	1,412,854
Deferred income tax assets:	
Advances from customers	$ 49,198
Provisions	4,120
Effects of tax loss Carryforwards	701,040
	754,358
Recoverable tax on assets	32,185
Net liability	$ 626,311

c. At December 31, 2000 there are recurring, taxable temporary differences related to deferred PTU, mainly inventories, for which the deferred PTU liability of approximately $59,700 was not recorded because the company believes that they will not reverse due to the continued and recurring nature of its business operations. In addition, there are unquantified permanent differences, mainly from restatement of fixed assets, which are expected to have an effect on PTU generated in the future.

d. The Company accrues revenues on real estate sales for purposes of income taxes, as follows:

1. Advances received to guarantee compliance with obligations agreed are accrued.

2. The full amount of the revenue is not accrued until:

- The house is finished.
- The buyer's credit has been authorized.
- Notarial instructions are issued for the deeds to be prepared.

c. Tax loss carryforwards and recoverable tax on assets for which the deferred income tax asset and prepaid expense, respectively, have been recognized can be recovered subject to certain conditions. Restated amounts and expiration dates are as follows:

Loss Carryforward	Asset Tax	Year of expiration
	$ 1,714	2003
	615	2004
$ 20,365	2,822	2005
1,150,637	2,973	2006
393,003	1,498	2007
181,343	2,380	2008
	29,166	2009
51,608		2010
$ 1,796,956	$ 41,168	

19. **DISCONTINUED OPERATION**

Operating results by disposed Geo Beazer, L. P. have been recorded as discontinued operations. They are shown and explained in Note 1, separately from continuing operations.

	2000	1999
Revenues from discontinued operations	$ 58,499	$ 37,554
Cost and expenses	(95,659)	(102,118)
Other expenses (revenue)	38,896	156
Loss in sale of investment	(7,040)	
Net results	$ (83,096)	$ (64,408)

The asset and liabilities for discontinued operation are in the other assets and other liabilities line items in the balance sheet, and are reflected in Notes 4, 7 and 10.

20. EARNINGS PER SHARE

The amounts used to determine basic earnings per share were as follows:

	Income	Number of shares	Pesos per share
Income from continuing operations	$ 193,767		$
Minority net loss	(38,249)		
Majority income from continued operations	232,016	100,472,530	2.31
Loss from discontinued operations	(83,096)	100,472,530	(0.83)
Net income attributable to common stock	$ 148,920	100,472,530	$ 1.48

21. COMMITMENTS AND CONTINGENCIES

a. The Company has a tax lawsuit pending for the amount of $7,224, which the Company believes will be resolved favorably. As such, the Company has not recorded any additional liability in respect to this contingency.

b. The Company has land recorded under real estate investments with a book value of $45,088, which was seized by a political organization. The Company has the documentation demonstrating its legal title to the real property, for which reason the Company expects to recover the land. As such, the Company has not recorded any additional liability in respect to this contingency.

c. The Company has labor lawsuits in the amount of $3,493, which the company believes will be resolved favorably. As such, the Company has not recorded any additional liability in respect to this contingency.

d. One subsidiary has litigation filed against a subcontractor in the amount of approximately $8,000 and undelivered work in the amount of $12,000, which it expects to recover successfully. As such, the Company has not recorded any additional liability in respect to this contingency.

e. Commitments-The company was established as partially jointly and severally liable to Bancomer for the customers that acquired company housing, and for the maximum amount of eighteen monthly payments of the mortgage loan received from said bank. The joint and several obligation is summarized as follows:

The term of the obligation is three years as of the date the housing deeds are prepared; as such, if the customer is current in his payments at the end of the third year, the company's joint and several obligation is terminated. If during the

course of those three years the customers fail to pay on time, the company undertakes to pay the monthly payments to Bancomer on account of the customer, and the bank will reimburse the Company for the amounts it has paid when the customer continues payments to the bank.

If due to constant non-payment by the customer, Bancomer has to demand the cancellation of the loan and the company may provide a substitute customer or acquire the housing in question.

In summary, the company does not expect to incur significant expenses or losses arising from this obligation, because it constantly has customers who demand its products; consequently, it can guarantee the substitution of any customer who is sued and recover the payments made. As such, the Company has not recorded any additional liability in respect to this contingency.

f. Preliminary land purchase agreement – In December 2000, subsidiary Geo Edificaciones sold plots of land ("property") to a trust, for which reason it transferred ownership of the property to Bank of Boston - Trust Division, which has held title to such property as of that date. Subsequently, Geo entered into a preliminary purchase and sale agreement (the contract) for such property with the Trustee. Under the contract, Geo agreed to acquire the property in six successive stages lasting one half-year each from June 2001 until December 2003, because for such purposes the property was divided into six parts. The total acquisition price of the property is $150,000, for which reason Geo must pay the sixth part of the aforementioned amount in each installment, plus certain other charges which may be passed on by the trust, according to formulas agreed in the contract.

Annex A

DESCRIPTION OF CERTAIN DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP

The Consolidated Financial Statements of the Issuer have been prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. Such differences might be material to the consolidated financial information contained in this Information Memorandum. The Issuer has made no attempt to identify or quantify the impact of those differences.

In making an investment decision, investors must rely on their own examination of the Issuer, the terms of the offering and the financial information. Potential investors should consult their own professional advisors for an understanding of the differences between Mexican GAAP and U.S. GAAP, and how those differences might affect the financial information herein.

Set forth below is a description of certain significant differences between Mexican GAAP and U.S. GAAP. This summary should not be taken as exhaustive of all differences between Mexican GAAP and U.S. GAAP.

Effects of Inflation

Mexico

Mexican GAAP requires that effects of inflation be recorded in the base financial statements. All financial statements are presented in constant pesos as of the latest balance sheet date. Inventories are restated using the specific cost method based on independent appraisals. Fixed assets may either be restated by independent appraisals or by applying the Mexican National Consumer Price Index ("NCPI"). All other nonmonetary accounts, primarily stockholders' equity, are restated using NCPI. The excess (insufficiency) in restated stockholders' equity, included in stockholders' equity, reflects the difference between the increase (decrease) in the specific values of nonmonetary assets and the increase attributable to general inflation.

Included in the results of operations is a gain or loss from monetary position that represents the inflation gain or loss from maintaining net monetary liabilities or assets, respectively.

Recognition of the effects of inflation is considered a more meaningful presentation than historical cost-based financial reporting because it represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy.

United States

The historical cost basis is required to be maintained in the base financial statements under U.S. GAAP. Business enterprises are encouraged to disclose certain supplemental information concerning changing prices on selected income statement and balance sheet items. The recording of appraisals of fixed assets is prohibited, with the objective of maintaining historical cost in the balance sheet, except in the event of a purchase business combination. No gain or loss on monetary position is recognized.

Deferred Taxes and Employee Profit Sharing

Mexico

Through December 31, 1999, Mexican GAAP required that deferred taxes be recorded for those significant timing differences whose turnaround was reasonably assured within a defined period of time. However, the standard provided that deferred taxes should not be recorded for those timing differences whose origin was not specifically identifiable or whose realization was not presently determinable because upon turnaround they would be replaced by other timing differences of a similar nature and amount. Deferred taxes were determined using the enacted income tax rates for the years in which such taxes would be payable or refundable. The recognition of net

deferred tax assets was subject to almost certain assurance that they would be realized in future operations; such assurance was presumed not to exist in a loss period.

Effective January 1, 2000, Mexican GAAP rules changed to an asset and liability approach for recognizing income tax, tax on assets and employee statutory profit sharing. The new rules require recognizing the deferred tax effects for all transactions that are affected in different periods for financial statements than for tax returns. Deferred income tax assets and liabilities are determined by comparing the financial statement and tax basis of assets and liabilities and multiplying the difference by the enacted tax rate. Deferred tax assets are recognized to the extent there is a high probability of recovery.

Deferred statutory profit sharing is recognized by comparing the financial statement and profit sharing income for the period and multiplying the difference by the profit sharing rate of 10%. Current and deferred employee profit sharing expense is included in provisions under Mexican GAAP.

United States

U.S. GAAP requires an asset and liability approach for financial accounting and reporting for income taxes under the following basic principles: (a) a current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year; (b) a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences between the financial statement carrying amounts of existing liabilities and assets and their respective tax bases as well as operating loss and tax credit carryforwards; (c) current and deferred tax liabilities and assets are measured based on provisions of the enacted tax law and the effects of future changes in tax laws or rates are not anticipated; and (d) based on available evidence, a valuation allowance is established against deferred tax assets when it is more likely that some or all of the deferred tax assets will not be realized. Under this method, deferred taxes are recognized with respect to all temporary differences, and the benefit from utilizing operating loss and tax credit carryforwards is recognized in the year in which the loss or credits arise (subject to a valuation allowance with respect to any deferred tax assets that are more likely than not expected to be realized).

Deferred employee statutory profit sharing is determined using the principles described above for deferred income tax. The provision for current and deferred employee profit sharing is expensed as incurred as an operating expense for U.S. GAAP purposes.

Purchase Accounting

Mexico

Under Mexican GAAP, the excess of the purchase price over the adjusted net book value of the enterprise acquired is recorded as goodwill and amortized over a period not to exceed twenty years.

Negative goodwill (the excess of the adjusted net book value of the enterprise acquired over the purchase price) is recorded as a deferred credit and amortized over a period not to exceed five years.

United States

Under U.S. GAAP, the purchase method of accounting requires the acquiring company to record at fair value the assets acquired and liabilities assumed. The difference between the purchase price and the sum of the fair value of tangible and identifiable intangible assets less liabilities assumed, whether or not previously recorded by the acquired enterprise, is recorded as goodwill. Goodwill is amortized over a period not to exceed forty years.

Effective for fiscal years beginning after December 15, 2001, goodwill will no longer be amortized under U.S. GAAP, but will be tested for impairment, using a two-step approach, on an annual basis and on an interim basis if an event or circumstance occurs between annual tests that might reduce the fair value of the asset.

Under U.S. GAAP, negative goodwill (the excess of the fair value of assets acquired and liabilities assumed over the purchase price) should be allocated to proportionately reduce the values assigned to noncurrent assets (except long-term investments in marketable securities). If the allocation reduces the noncurrent assets to zero, the remainder of the excess over cost should be classified as a deferred credit and amortized over a period not to exceed forty years.

Effective for fiscal years beginning after December 15, 2001, if excess negative goodwill remains after reducing certain noncurrent assets to zero, the remaining excess should be recognized as an extraordinary gain under U.S. GAAP.

Consolidation

Mexico

Under Mexican GAAP, an entity should consolidate all subsidiaries in which it has control.

United States

Under U.S. GAAP, an entity should consolidate all subsidiaries in which it has a controlling financial interest represented by the direct or indirect ownership of a majority voting interest, except those in which control of the subsidiary is temporary or significant doubt exists regarding the entity's ability to control the subsidiary.

Associated Companies

Mexico

Mexican GAAP requires the use of the equity method whenever the investor is able to exercise significant influence. Significant influence is presumed to occur when the investor holds between 10 percent and 50 percent of the investee, unless the contrary is demonstrated. Significant influence can also be demonstrated with a holding of less than 10 percent if a specific set of requirements is fulfilled.

United States

U.S. GAAP requires the equity method of accounting whenever the investor is able to exercise significant influence. Significant influence is presumed if the investor holds between 20 percent and 50 percent of the investee. A holding of less than 20 percent leads to the presumption that the investor does not have the ability to exercise significant influence unless that ability can be demonstrated otherwise.

Joint Ventures

Mexico

Under Mexican GAAP, investments in joint ventures where the investor has shared control are accounted for under the proportional consolidation method. Investments in joint ventures where the investor has significant influence but not shared control are accounted for under the equity method.

United States

Under U.S. GAAP, investments in joint ventures are generally accounted for under the equity method.

Investments in Debt and Marketable Equity Securities

Mexico

Under Mexican GAAP, investments in debt securities are reported at net realizable value, with changes in value included in earnings. Investments in marketable equity securities (other than investments in consolidated subsidiaries and equity method investments) are reported at market value, with changes in market value included in earnings.

United States

Under U.S. GAAP, investments in debt securities and equity securities that have readily determinable fair values (other than investments in consolidated subsidiaries and equity method investments) are classified in one of three categories based on management's intent and are accounted for as follows:

(1) Debt securities that an entity has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

(2) Debt and equity securities that are bought and held principally for the purpose of sale in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

(3) Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of accumulated other comprehensive income within stockholders' equity.

Derivative Financial Instruments

Mexico

Prior to January 1, 2001, there was no specific authoritative guidance on accounting for derivative financial instruments under Mexican GAAP.

Effective January 1, 2001, Mexican GAAP requires the recognition of certain derivatives on the balance sheet as either assets or liabilities and the measurement of such instruments and the related hedged item at their fair value. Mexican GAAP also requires that all gains and losses on derivative hedging instruments be recorded in current earnings, regardless of the nature of the instrument.

United States

Under U.S. GAAP, prior to fiscal years beginning after June 15, 2000, derivative financial instruments which are entered into to hedge certain exposures and which meet defined criteria in order to be classified as a hedge are accounted for in a manner so as to offset gains and losses from the derivative financial instruments against the gains and losses on the transaction or commitment being hedged. Derivative financial instruments that are entered into for speculative or trading purposes or which do not meet the strict criteria for hedge accounting are recorded at fair value with all unrealized gains and losses included in earnings.

Effective for fiscal years beginning after June 15, 2000, all derivative financial instruments are recognized at fair value as either assets or liabilities for U.S. GAAP purposes. Changes in fair value are recognized currently in earnings unless accounted for as a hedge. To qualify for treatment as a hedge, transactions must meet strict accounting criteria. Depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the changes in fair value of assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. To the extent that the hedge is ineffective, the ineffective portion of the hedge will be immediately recognized in earnings.

Stock-Based Compensation

Mexico

There is no requirement to recognize stock-based compensation under Mexican GAAP.

United States

Under U.S. GAAP, an entity is encouraged to use a fair value based method of accounting to measure compensation cost for its stock options and similar equity instruments awarded to employees. Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. If the fair value method is not used, the intrinsic value method is required. Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market price of the stock at the measurement date over the amount an employee must pay to acquire the stock. Such compensation expense is charged ratably to operations over the vesting period.

Preoperating Costs

Mexico

Under Mexican GAAP, preoperating costs are permitted to be capitalized and amortized over a period of time estimated to generate the income necessary to recover such expenses.

United States

Under U.S. GAAP, preoperating costs are expensed as incurred.

Capitalized Financing Costs

Mexico

Mexican GAAP allows, but does not require, capitalization of financing costs as part of the cost of assets under construction. Financing costs capitalized include interest expense, foreign exchange gains and losses and monetary position gains generated by such financings.

United States

U.S. GAAP requires the capitalization of interest during construction on qualifying assets. U.S. GAAP does not allow the capitalization of foreign exchange gains and losses or monetary position gains.

Employee Severance

Mexico

Under Mexican GAAP, expenses for employee severance are recognized when the associated liability is determined to be payable.

United States

Under U.S. GAAP, the recognition of a provision for employee severance is contingent upon specific criteria described in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" being met.

Vacation Expense

Mexico

Under Mexican GAAP, vacation expense is recognized when paid rather than during the period in which it is earned by employees.

United States

Under U.S. GAAP, the amount of the outstanding vacation liability is accrued at the balance sheet date.

Minority Interest

Mexico

Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders' equity section of the consolidated balance sheet.

United States

Under U.S. GAAP, the minority interest is not included within stockholders' equity; rather, minority interest is presented between liabilities and stockholders' equity.

Cash Equivalents

Mexico

Under Mexican GAAP, cash equivalents include temporary investments purchased with an intent to resell and are readily realizable and convertible to cash without restriction. Cash equivalents are stated at the lower of acquisition cost plus uncollected accrued income or net realizable value.

United States

Under U.S. GAAP, cash equivalents are short-term, highly liquid investments that are both (i) readily convertible to known amounts of cash and (ii) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Cash equivalents are stated at historical cost.

Statement of Cash Flows

Mexico

Mexican GAAP requires a statement of changes in financial position which identifies the sources and uses of resources determined based on the differences between the beginning and ending financial statement balances in constant pesos, except for certain non-monetary assets which are adjusted by the applicable result from holding non-monetary assets recorded directly to stockholders' equity. Monetary position results and unrealized foreign exchange gains and losses are treated as cash items in the determination of resources provided by operations.

United States

U.S. GAAP requires a statement of cash flows describing the cash flows provided by or used in operating, investing and financing activities. Non-cash transactions are excluded from the statement of cash flows. U.S. GAAP does not provide guidance with respect to inflation adjusted cash flow statements.

ISSUER

CORPORACIÓN GEO, S.A. de C.V.
Margaritas 433
Col. Ex. Hacienda Guadalupe Chimalistac
México, D.F. 01050
Mexico

ARRANGER AND LEAD DEALER

STANDARD BANK LONDON LIMITED
Cannon Bridge House
25 Dowgate Hill
London EC4R 2SB
England

ISSUING AND PAYING AGENT

THE BANK OF NEW YORK (LONDON BRANCH)
Corporate Trust Administration - Global Finance Unit
One Canada Square
London E14 5AL
England

LEGAL ADVISORS

To the Arranger and Lead Dealer
as to New York Law

WHITE & CASE LLP
1155 Avenue of the Americas
New York, New York 10036
U.S.A.

To the Arranger and Lead Dealer
as to Mexican Law

WHITE & CASE, S.C.
Paseo de las Palmas 405, Piso 5
Col. Lomas de Chapultepec
México, D.F. 11000
Mexico

To the Issuer as to Mexican Law

SANTAMARINA Y STETA, S.A.
Edificio "Omega"
Campos Eliseos 345
Col. Chapultepec Polanco
México, D.F. 11560
Mexico

LISTING, TRANSFER PAYING AGENT

THE BANK OF NEW YORK
(LUXEMBOURG) S.A.
Aerogold Centre
1A, Hoehenhof
L-1736 Senningerberg
Grand Duchy of Luxembourg



CORPORACIÓN GEO, S.A. DE C.V.

PROGRAMA DE CERTIFICADOS BURSÁTILES

MONTO TOTAL AUTORIZADO DEL PROGRAMA PARA CIRCULAR

$600,000,000.00

(SEISCIENTOS MILLONES DE PESOS 00/100 M.N.)

Cada emisión de Certificados Bursátiles hecha al amparo del presente Programa contará con sus propias características. El precio de emisión, el monto total de la emisión, el valor nominal, la fecha de emisión y liquidación, el plazo, la fecha de vencimiento, la tasa de rendimiento aplicable y la forma de calcularla (en su caso) y la periodicidad de pago de rendimientos, entre otras características de los Certificados Bursátiles de cada emisión, serán acordadas por el Emisor con el Intermediario Colocador respectivo en el momento de dicha emisión y se contendrán en el Suplemento respectivo. Podrán realizarse una o varias emisiones de Certificados Bursátiles hasta por el Monto Total Autorizado.

Emisor:	Corporación Geo, S.A. de C.V.
Tipo de Valor:	Certificados Bursátiles.
Monto Total Autorizado del Programa para Circular:	$600,000,000.00.
Vigencia del Programa:	2 años y 6 meses.
Valor Nominal de los Certificados:	$100.00 (CIEN PESOS 00/100 M.N.).
Plazo de cada Emisión:	Será determinado en cada una, en el entendido de que no podrá ser menor a un año ni mayor a siete años.
Amortización:	Un solo pago en la fecha de vencimiento.
Lugar y Forma de Pago de Principal e Intereses:	El importe principal de cada emisión, así como sus correspondientes rendimientos se pagarán el día de su vencimiento en el domicilio de la S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, ubicado en Paseo de la Reforma No. 255, Piso 3, Colonia Cuauhtémoc, 06500, México D.F., o en su caso, en el domicilio de Corporación Geo, S.A. de C.V., ubicado en Margaritas No. 433, Colonia Ex-Hacienda de Guadalupe Chimalistac, 01050, México, D.F.
Garantías:	Avales de las subsidiarias de Corporación Geo, S.A. de C.V. que a continuación se mencionan: Geo Edificaciones, S.A. de C.V., Geo Hogares Ideales, S.A. de C.V., Diseño y Proyección de Vivienda S.A. de C.V., Geo Baja California, S.A. de C.V., Geo Morelos, S.A. de C.V Geo Puebla, S.A. de C.V., Geo Tampico, S.A. de C.V., Geo Reynosa, S.A. de C.V., Geo Monterrey, S.A. de C.V., Geo Guanajuato, S.A. de C.V., Geo Guerrero, S.A. de C.V., Geo Veracruz, S.A. de C.V., Geo Hidalgo, S.A. de C.V., Geo D.F., S.A. de C.V., y Geo Laguna, S.A. de C.V.
Calificación Otorgada por Standard & Poor's, S.A. de C.V. al Programa:	**"mxA"** la cual significa: "fuerte capacidad de pago tanto de intereses como principal, aun cuando es más susceptible a efectos adversos por cambios circunstanciales o de las condiciones de la economía que la deuda calificada en las categorías superiores".
Calificación Otorgada porFITCH México, S.A. de C.V. al Programa:	**"A(mex)"** la cual significa: "Alta Calidad Crediticia. Corresponde a una sólida calidad crediticia respecto de otros emisores o emisiones del país. Sin embargo, cambios en las circunstancias o condiciones económicas pudieran afectar la capacidad de pago oportuno de sus compromisos financieros, en un grado mayor que para aquellas obligaciones financieras calificadas con categorías superiores."
Depositario:	S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores.
Posibles Adquirentes:	(1) Personas físicas y morales de nacionalidad mexicana o extranjera, (2) instituciones de seguros y de fianzas, (3) fondos de pensiones, (4) organizaciones auxiliares del crédito y (5) sociedades de inversión conforme a la legislación que las rige.
Régimen Fiscal:	La tasa de retención aplicable respecto a los intereses pagados conforme a los certificados bursátiles a que se refiere el presente prospecto de colocación se encuentra sujeta (i) para las personas físicas y morales residentes en México para efectos fiscales, a lo previsto en el artículo segundo transitorio, fracción LXXII y el artículo 160 de la Ley del Impuesto Sobre la Renta vigente, y (ii) para las personas físicas y morales residentes en el extranjero para efectos fiscales, a lo previsto en el artículo 195 de la Ley del Impuesto Sobre la Renta Vigente. El régimen fiscal vigente podrá modificarse a lo largo de la vigencia de la emisión. Los posibles adquirentes de los certificados bursátiles deberán consultar con sus asesores las consecuencias fiscales resultantes de su inversión en los certificados bursátiles incluyendo la aplicación de reglas específicas respecto a su situación particular.
Representante Común:	Monex Casa de Bolsa, S.A. de C.V.

INTERMEDIARIO COLOCADOR:



MultiValores

CASA DE BOLSA

MultiValores Casa de Bolsa, S.A. de C.V.,
MultiValores Grupo Financiero

El Programa de Certificados Bursátiles que se describe en el presente Prospecto fue autorizado por la Comisión Nacional Bancaria y de Valores y se encuentra inscrito en la Sección de Valores del Registro Nacional de Valores con el número 2186-4.15-2003-001, y los títulos que se emitan al amparo del mismo se cotizarán en la Bolsa Mexicana de Valores, S.A. de C.V.
La inscripción en el Registro Nacional de Valores no implica certificación sobre la bondad del valor o la solvencia del Emisor.
El Prospecto y Suplemento también podrán consultarse en Internet en la siguiente dirección: www.bmv.com.mx.

México, D.F., a 14 de marzo de 2003. Aut. C.N.B.V. DGE-132-3932, de fecha 13 de marzo de 2003.



ÍNDICE

I. INFORMACIÓN GENERAL

Glosario de Términos y Definiciones 5
Presentación de la Información Financiera y Económica 8
Resumen Ejecutivo 9
La Compañía 9
Resumen de la Información Financiera 11
Factores de Riesgo 13
Situaciones Relativas a los Países en los que Opera la Compañía 13
Factores Relacionados con la Industria de Vivienda de Interés Social en México 14
Factores Relacionados con Geo 16
Factores Relacionados con los Certificados 18
Otros Factores 19
Fuentes de Información Externa y Declaración de Expertos 20
Otros Valores Inscritos en el RNV 21
Documentos de Carácter Público 22
Nombres de Personas con Participación Relevante en la Oferta 23

II. EL PROGRAMA

Características del Programa 25
Dictamen Emitido por Standard & Poor's al Programa 29
Dictamen Emitido por Fitch México al Programa 31
Destino de los Fondos 34
Plan de Distribución 35
Estructura de Capital Considerando el Programa 36
Funciones del Representante Común 37

III. LA COMPAÑÍA

Historia y Desarrollo del Emisor 39
Denominación Social 39
Fecha de Constitución y Duración de la Compañía 39
Oficinas Principales 39
Evolución 39
Objeto Social 41
Estrategia de Negocios 42
Principales Inversiones 43

Descripción del Negocio 45
Actividad Principal 45
Operaciones 46
Canales de Distribución 51
Principales Clientes 52
Patentes, Licencias, Marcas y Otros Contratos 52
Legislación Aplicable y Situación Tributaria 53
Recursos Humanos 54
Información del Mercado y Ventajas Competitivas:
La Industria de Vivienda de Interés Social en México 55
Estructura Corporativa 61
Descripción de los Principales Activos 62
Procesos Judiciales, Administrativos o Arbitrales 62
Eventos Recientes 62

IV. INFORMACIÓN FINANCIERA

Información Financiera Seleccionada 65
Información por Línea de Negocio y Zona Geográfica 67
Informe de Créditos Relevantes 70
Comentarios y Análisis de la Administración sobre los Resultados de Operación y Situación Financiera de la Compañía 71
Reconocimientos de Ingresos y Cuentas por Cobrar 71
Depreciación 74
Estacionalidad 74
Boletín D-4 74
Resultados de Operación 76
Situación Financiera, Liquidez y Recursos de Capital 77
Fuentes Internas y Externas de Liquidez 78
Políticas de Tesorería 78
Control Interno 78
Perspectivas e Información sobre Tendencias Recientes 79

V. ADMINISTRACIÓN

Auditores Externos 81
Operaciones con Personas Relacionadas y Conflictos de Intereses 81
Administradores y Accionistas 81

VI. PERSONAS RESPONSABLES DE LA INFORMACIÓN CONTENIDA EN EL PROSPECTO

Emisora 89
Intermediario Colocador 90
Asesor Legal Independiente 90



VII. ANEXOS

Estados Financieros Dictaminados por los Ejercicios 2002 y 2001 .... F-1
Informe del Comisario al 31 de Diciembre de 2001 .... F-33
Opinión Legal Independiente F-37

'Ningún intermediario, apoderado para celebrar operaciones con el público, o cualquier otra persona, ha sido autorizada para proporcionar información o hacer cualquier declaración que no esté contenida en este Prospecto. Como consecuencia de lo anterior, cualquier información o declaración que no esté contenida en este Prospecto deberá entenderse como no autorizada por la Compañía y MultiValores Casa de Bolsa, S.A. de C.V., MultiValores Grupo Financiero."

La presente Emisión no se encuentra garantizada por el Intermediario Colocador ni por el Representante Común

Asesoría y Desarrollo de la Producción:
FOTOEDISA - FOTOTIPOGRÁFICA EDITORIAL, S.A.
Tel: 5294-5440



I. INFORMACIÓN GENERAL

GLOSARIO DE TÉRMINOS Y DEFINICIONES

Para los efectos del presente Prospecto, los términos utilizados con mayúscula inicial, tendrán el significado que se les atribuye a continuación, mismos que serán aplicables tanto al singular como al plural de los términos definidos.

ADR's	Significa Recibo Depositario Americano (por sus siglas en inglés American Depository Receipt), forma similar a un certificado de valores registrado a nombre de su poseedor y que representa cierto número de acciones en una corporación extranjera.
BMV	Significa, la Bolsa Mexicana de Valores, S.A. de C.V.
Calificadora	Significa, la sociedad o empresa calificadora que cuente con autorización de la CNBV, designada por Geo.
MultiValores	Significa, MultiValores, Casa de Bolsa, S.A. de C.V., MultiValores Grupo Financiero.
Monex Casa de Bolsa	Significa, Monex Casa de Bolsa, S.A. de C.V.
Certificados	Significan, los Certificados Bursátiles a ser emitidos por el Emisor al amparo del Programa.
CNBV	Significa, la Comisión Nacional Bancaria y de Valores.
Colocación	Significa, la colocación entre el gran público inversionista de los Certificados emitidos por Corporación Geo, conforme al presente Programa.
Compañía	Significa, Corporación Geo, S.A. de C.V. y sus subsidiarias consolidadas.
Corporación Geo	Significa, Corporación Geo, S.A. de C.V.
CPO's	Significa, Certificados de Participación Ordinarios.

Deloitte & Touche	Significa, Galaz, Yamazaki, Ruíz Urquiza, S.C., representante en México de Deloitte Touche Tohmatsu International.
DGA	Significa, Director General Adjunto.
Emisor	Significa, Corporación Geo.
Estados Financieros	Significa, los estados financieros dictaminados consolidados de Corporación Geo por los años terminados el 31 de diciembre de 2002 y 2001.
EUA	Significa, los Estados Unidos de América.
Eurobono	Significa un bono en dolares a largo plazo emitido en el extranjero.
Fovi	Significa, el Fondo de Operación y Financiamiento Bancario a la Vivienda.
Fovissste	Significa Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales del los Trabajadores del Estado.
Fitch	Significa, Fitch México, S.A. de C.V.
Gastos de Emisión	Significa, de manera enunciativa, más no limitativa: (i) los derechos de inscripción de los Certificados en el RNV de la CNBV; (ii) las cuotas de inscripción de los Certificados en la BMV; (iii) las cuotas de administración y custodia de los títulos de los Certificados por su depósito en Indeval; (iv) los honorarios del Intermediario Colocador; (v) los gastos de publicaciones; y (vi) cualquier otro costo y gasto que se requiera para llevar a cabo la emisión de los Certificados.
Gobierno	Significa, el Gobierno Federal de México.
Geo	Significa, Corporación Geo, S.A. de C.V. y sus subsidiarias consolidadas.
Indeval	Significa, la S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores.
Infonavit	Significa, el Instituto del Fondo Nacional para la Vivienda de los Trabajadores.
Intermediario Colocador	Significa, el Intermediario Colocador designado por Geo para cada emisión de Certificados al amparo del Programa.
ISR	Significa, impuesto sobre la renta.



México	Significa, los Estados Unidos Mexicanos.
Nafin	Significa, Nacional Financiera, S.N.C., Institución de Banca de Desarrollo.
Outsourcing o Outsourcing de Terrenos	Significa, en ambos casos, alianzas con propietarios de terrenos o inversionistas quienes ofrecen sus terrenos para el desarrollo de proyectos de Corporación Geo.
PCGA	Significa, los Principios de Contabilidad Generalmente Aceptados.
Programa	Significa, el Programa de Certificados Bursátiles a que se refiere el presente documento.
Prospecto	Significa, el presente prospecto de colocación.
PTU	Significa, participación de los trabajadores en las utilidades.
Representante Común	Significa, la institución que actuará como Representante Común de los Tenedores.
RNV	Significa, el Registro Nacional de Valores a cargo de la CNBV.
SHF	Significa, la Sociedad Hipotecaria Federal (antes Fovi).
SHCP	Significa, la Secretaría de Hacienda y Crédito Público.
Sofol	Significa, Sociedad Financiera de Objeto Limitado.
Standard & Poor's	Significa, Standard & Poor's, S.A. de C.V.
Suplemento	Significa, el Suplemento al presente Prospecto que corresponderá a cada una de las emisiones de Certificados al amparo del Programa y que contendrá las características de la emisión respectiva.
Tenedor	Significa, cualquier y toda persona que en cualquier momento sea propietaria o titular de uno o más Certificados.
Udi	Significa, Unidad de Inversión.

PRESENTACIÓN DE LA INFORMACIÓN FINANCIERA Y ECONÓMICA

En este Prospecto, las referencias hechas a "$", se refieren a la moneda nacional (pesos) y las referencias hechas a "US $", se refieren a dólares de los EUA. A menos que el contexto requiera lo contrario, la información financiera y económica contenida en el presente Prospecto, ha sido expresada en pesos. Algunas cifras y los porcentajes contenidos en este Prospecto, se han redondeado para facilitar su presentación.

Los Estados Financieros se presentan de acuerdo con los PCGA e incorporan las disposiciones del Boletín B-10 del Instituto Mexicano de Contadores Públicos, A.C., el cual requiere la reexpresión de los estados financieros a la fecha del último balance, de tal manera que se presente toda la información en unidades monetarias comparables, eliminando así el efecto distorsionante de la inflación. A menos que se especifique lo contrario, la información financiera contenida en este Prospecto, ha sido expresada en pesos constantes al 31 de diciembre de 2002. Los estados financieros dictaminados al 31 de diciembre de 2002, se derivan de información interna preparada por la Compañía e incluye, en opinión de su administración, todos los ajustes necesarios para una presentación adecuada de dicha información.



RESUMEN EJECUTIVO

El resumen siguiente se encuentra elaborado conforme, y está sujeto, a la información detallada y a los Estados Financieros contenidos en este Prospecto. A menos que el contexto requiera lo contrario, cuando se utilice en este Prospecto el término "Corporación Geo" se referirá a Corporación Geo, S.A. de C.V. y los términos "Geo" o "Compañía" se referirán indistintamente a Corporación Geo, S.A. de C.V. y sus subsidiarias consolidadas.

La Compañía

Geo es una empresa promotora de conjuntos habitacionales totalmente integrada que participa en todos los aspectos de promoción, diseño, construcción y comercialización de proyectos de vivienda de interés social en México. La administración de la Compañía considera que es el desarrollador de viviendas de interés social más grande de Latinoamérica al operar en 19 estados de México en 32 ciudades y en Chile (en las ciudades de Santiago y Viña del Mar). Geo inició sus operaciones en 1973 y a la fecha ha construido más de 190,000 viviendas. Los proyectos de la Compañía varían en cuanto al número de viviendas desde 400 hasta 10,000 unidades, las cuales generalmente constan de dos pisos, en forma de casa o departamento de dos recámaras, dentro de un plan maestro para conjuntos habitacionales que generalmente incluyen instalaciones educativas, de esparcimiento y comerciales. Geo utiliza técnicas de diseño y construcción innovadoras, las cuales le han permitido reducir el tiempo de construcción y ofrecer viviendas de alta calidad a bajos precios. El precio de venta promedio de las viviendas entregadas por la Compañía durante 2002 fue de aproximadamente $226,970.

Desde el inicio de sus operaciones, la Compañía se ha posicionado como promotor de viviendas de interés social, realizando operaciones con el Instituto del Fondo Nacional para la Vivienda de los Trabajadores ("Infonavit"). Durante el período comprendido entre 1973 y 1992, año en el cual el Infonavit reformó su ley orgánica, Geo promovía proyectos para el desarrollo de viviendas y obtenía contratos de diseño y construcción, principalmente. Por consiguiente, la mayor parte de las operaciones de Geo en ese período se abocaban a estas actividades como contratista del Infonavit y al desempeño de servicios adicionales, como la ubicación de terrenos adecuados y la construcción de infraestructura para proyectos de vivienda. En 1992, como parte de un plan integral para reformar la industria mexicana de vivienda, el Infonavit fue reestructurado para funcionar únicamente como proveedor de financiamiento hipotecario a trabajadores calificados, dejando los desarrollos y las demás actividades relacionadas al sector privado. Como resultado de esas reformas, la Compañía se consolidó como promotor de conjuntos habitacionales integrales. Debido a su experiencia previa en la promoción, diseño, construcción y comercialización, Geo ha podido aprovechar plenamente la reforma del Infonavit y se ha convertido en uno de los promotores de vivienda que utiliza el más alto volumen de créditos hipotecarios financiados por dicho Instituto.

Asimismo, la Compañía ha experimentado un fuerte crecimiento en el acceso a los créditos hipotecarios financiados por la Sociedad Hipotecaria Federal ("SHF"). Durante 2002, Infonavit, la SHF (antes Fovi) y Fovissste proporcionaron el 65%, 10% y 10%, respectivamente, del total de créditos hipotecarios para viviendas de interés social en México. En el año 2002 aproximadamente el 77% de las viviendas vendidas en México por Geo fueron adquiridas por compradores con créditos hipotecarios del Infonavit, mientras que el restante 23% provino de financiamientos otorgados por la SHF (antes Fovi) y por Fovissste.

La Compañía ha registrado un importante crecimiento en los últimos ocho años. Sus ingresos anuales totales pasaron de $2,139.7 millones en 1994, a $5,445.3 millones en 2002, dando como resultado un crecimiento anual compuesto del 12.4% en términos reales. Dicho crecimiento se debe principalmente al desarrollo de tecnologías de diseño y construcción para grandes volúmenes de viviendas, instrumentados por la Compañía. Adicionalmente, Geo aprovechó la reforma del Infonavit, los aspectos demográficos del país, las políticas favorables de vivienda por parte del gobierno y la capitalización de la Compañía mediante ofertas públicas de capital para sustentar dicho crecimiento.

El mercado de vivienda de interés social en México se ha caracterizado por una significativa y limitada disponibilidad de financiamiento hipotecario para los trabajadores de bajos ingresos. El escaso financiamiento hipotecario, aunado a un crecimiento histórico poblacional muy rápido, ha traído como consecuencia un marcado déficit de vivienda de interés social, el cual se intensifica por el alto índice de crecimiento poblacional en las zonas urbanas, por el alto porcentaje de personas que se incorporan a la fuerza de trabajo y a la formación de nuevas familias.

La administración de la Compañía considera que ésta se ha convertido en la empresa desarrolladora de vivienda de interés social más grande de México, debido principalmente a:

(i) su especialización en este segmento de la industria;

(ii) la utilización de técnicas innovadoras de diseño, construcción, tecnología y comercialización;

(iii) su compromiso a la investigación y desarrollo;

(iv) su énfasis en la eficiencia de costos y calidad en la construcción;

(v) su expansión geográfica;

(vi) su equipo de directivos con amplia experiencia y especialización; y

(vii) su compromiso con el desarrollo de sus trabajadores.

Los factores anteriores han contribuido al crecimiento de Geo, así como a su habilidad para expandir sus operaciones geográficamente.

Al 31 de diciembre de 2002, las operaciones internacionales de la Compañía de concentran en Chile donde, a través de su subsidiaria Inversiones Geo Chile Limitada, posee una participación minoritaria en Constructora Geosal, S.A., Inmobiliaria Geosal, S.A. y Agrícola Las Vizcachas Limitada. Dado que las operaciones en Chile no representan un volumen importante, así como que los resultados de dichas operaciones solamente se reconocen bajo el método de participación, dichas operaciones internacionales no tienen efectos significativos en los resultados de operación, ni en la estructura financiera de la Compañía.



Resumen de la Información Financiera

La información del estado de resultados y del balance que se presenta a continuación se deriva de los Estados Financieros de la Compañía. Dicha información debe considerarse junto con los Estados Financieros y sus notas, incluidos en este Prospecto. Los Estados Financieros se encuentran expresados en pesos constantes al 31 de diciembre de 2002 (ver *"Información General – Glosario de Términos y Definiciones – Presentación de la Información Financiera y Económica"*).

	Año terminado el 31 de diciembre					
	2000		2001		2002	
	$	%	$	%	$	%
Datos del Estado de Resultados:						
Ingresos	5,202,003	100.0%	4,978,538	100.0%	5,445,299	100.0%
Costos	3,869,227	74.4	3,681,640	74.0	4,018,073	73.8
Utilidad bruta	1,332,777	25.6	1,296,898	26.0	1,427,227	26.2
Gastos de operación	646,610	12.4	596,838	12.0	585,397	10.8
Utilidad de operación	686,166	13.2	700,060	14.1	841,830	15.5
Costo integral de financiamiento	354,847	6.8	243,091	4.9	234,141	4.3
Productos financieros	(27,460)	(0.5)	(45,940)	(0.9)	(31,892)	(0.6)
Gastos financieros	228,913	4.4	228,212	4.6	205,103	3.8
Pérdida cambiaria	7,298	0.1	(17,531)	(0.4)	4,572	0.1
Pérdida por posición monetaria	146,095	2.8	78,351	1.6	56,359	1.0
Otros gastos	6,361	0.1	11,524	0.2	12,943	0.2
Utilidad antes de provisiones	324,959	6.3	445,444	9.0	594,746	10.9
Provisiones	111,136	2.1	143,249	2.9	211,678	3.9
Operaciones discontinuadas	91,697	1.8	11,497	0.2	0	0.0
Interés minoritario	(42,208)	(0.8)	(5,973)	(0.1)	18,419	0.3
Utilidad neta consolidada	164,334	3.2	296,671	6.0	364,648	6.7
Datos del Balance (al fin del período):						
Efectivo e inversiones temporales	603,181		721,693		856,086	
Inventarios inmobiliarios[1]	1,860,962		1,655,733		1,632,465	
Activo circulante	5,318,711		4,875,399		5,086,924	
Activo total	6,409,222		6,253,725		6,435,528	
Instituciones de crédito	1,479,783		1,540,139		1,428,396	
Pasivo circulante	2,289,836		2,247,829		2,401,388	
Pasivo a largo plazo	978,320		924,388		739,702	
Pasivo total	3,995,924		3,740,782		3,740,793	
Capital contable	2,413,298		2,512,943		2,694,735	
Otra Información:						
Viviendas escrituradas (en unidades)	20,850		20,868		22,295	
UAFIDA[2]	1,011,143	19.44%	1,028,370	20.66%	1,170,911	21.50%
UAFIDA por acción[3]	10.1		10.2		11.7	
Utilidades por acción[3]	1.64		2.95		3.65	
Valor en libros[3]	24.0		25.01		26.95	
Rendimiento del capital contable[4]	6.8%		11.81%		13.53%	
Deuda total / Capital contable[5]	1.23		1.19		1.10	
Activo circulante / Pasivo circulante	2.32		2.21		2.12	
Número de empleados[6]	3,648		3,132		3,297	
Tasa de inflación[7]	8.96%		4.40%		5.70%	
Tipo de cambio[7]	9.6098		9.1695		10.4393	

(1) Representa principalmente construcciones en proceso de desarrollos inmobiliarios, terrenos en desarrollo, materiales para construcción y anticipos a proveedores.

(2) Utilidad antes de gastos financieros, impuestos, depreciación y amortización.

(3) Utilizando 100,472,530 acciones para 2000; 100,458,430 para 2001 y 100,001,051 para 2002.

(4) Utilidad neta / Capital contable.

(5) La deuda total incluye instituciones de crédito, la porción circulante del pasivo a largo plazo, cuentas por pagar y deuda a largo plazo.

(6) Al final del período.

(7) *Fuente:* Banco de México.



FACTORES DE RIESGO

Los inversionistas potenciales deben considerar cuidadosamente toda la información contenida en el presente Prospecto y, en particular, lo siguiente:

Situaciones Relativas a los Países en los que Opera la Compañía

General

Geo es una sociedad mexicana y la mayor parte de sus ingresos se derivan de operaciones en México. Históricamente, el Gobierno ha ejercido y sigue ejerciendo una influencia importante sobre la economía mexicana, por tanto, las acciones gubernamentales relativas a la economía podrían tener un impacto importante sobre Geo, así como en las condiciones del mercado.

Adicionalmente, Geo mantiene operaciones en Chile a través de una empresa en la cual tiene una participación minoritaria por lo que considera cualquier situación adversa derivada de factores económicos, políticos o sociales en dicho país no representa un factor de riesgo para su negocio en general.

Restricción de Créditos por Factores Macroeconómicos Adversos

Comenzando en diciembre de 1994 y continuando durante el año de 1995, México experimentó una crisis económica caracterizada por alta inflación, inestabilidad del tipo de cambio, altas tasas de interés, contracción de la demanda interna por productos y servicios, disminución en el poder adquisitivo de los consumidores, reducida disponibilidad de crédito, alto desempleo y disminución en la confianza de los inversionistas extranjeros en México.

Esta situación ocasionó una contracción en el Producto Interno Bruto, que había crecido a una tasa anual del 3.5% durante 1994, cayendo a -6.9% en 1995. Como resultado de la devaluación del peso y la crisis económica, la inflación se incrementó en 1995 a 51.9%, en comparación con 7.1% en 1994 y la Tasa de Interés Interbancario Promedio ("TIIP") fluctúo entre 34.4% y 109.7% durante 1995, en comparación con los niveles registrados en 1994 de entre 10.0% y 39.7%. Lo anterior provocó, entre otras cosas, una disminución tanto en la demanda como en la oferta de créditos hipotecarios, aunque en una menor escala en el sector de vivienda de interés social.

La crisis experimentada y las políticas gubernamentales aplicadas han tenido efectos adversos en la economía mexicana que, a su vez, ha afectado al sector de la vivienda en México en general, aunque en una menor escala a la vivienda de interés social. De conformidad con lo anterior, el número de créditos hipotecarios financiados por el Infonavit decreció de 113,000 en 1994, a 95,000 en 1995, mientras que los créditos hipotecarios financiados por la SHF (antes Fovi) aumentaron de 42,721 a 44,000, durante el mismo período. Sin embargo, no puede asegurarse que el desempeño mostrado por el Infonavit y/o la SHF (antes Fovi) durante dicho período sería similar en caso que ocurriera una nueva crisis económica en México. En caso que volviera a presentarse una situación similar a aquélla provocada por la devaluación de 1994, el sector de la vivienda en México en lo general y el otorgamiento de créditos podría verse adversamente afectado.

México, como la mayor parte de los países occidentales se ve influenciado por el efecto globalizador de la economía mundial, esto evidencia la susceptibilidad de la economía nacional a diversas situaciones criticas internacionales como la desaceleración económica de los Estados Unidos que al disminuir su consumo interno, reduce la demanda de productos de exportación nacionales a ese país y a otros mercados. De continuar las tendencias desfavorables en algunos países desarrollados (devaluación del dólar estadounidense frente al euro), podría afectar los flujos de capitales externos provocando una posible volatilidad en el tipo de cambio y en las tasas de interés.

Las crisis financieras experimentadas por países emergentes de América del Sur, derivadas de problemas estructurales de sus economías y reflejadas en su incapacidad de cumplir con los compromisos financieros adquiridos con otros países u organismos internacionales, traen como consecuencia la desinversión de empresas multinacionales en aquellos países y la devaluación de sus divisas frente al dólar estadounidenses. Tales son los casos de Argentina y Brasil.

Lo descrito anteriormente deriva en fluctuaciones cambiarias y volatilidad de las tasas de interés, que pueden provocar la restricción en el otorgamiento de créditos y disminuir las operaciones de financiamiento a la construcción.

Factores Relacionados con la Industria de Vivienda de Interés Social en México

Dependencia en el Desempeño y Financiamiento de Infonavit y SHF (antes Fovi)

El mercado de vivienda de interés social en México ha estado, y sigue estando, caracterizado por un déficit importante de financiamiento hipotecario. La limitada disponibilidad de financiamiento ha restringido la construcción de vivienda y ha contribuido al actual déficit de vivienda de interés social. Las viviendas mexicanas de interés social generalmente se caracterizan por ser viviendas adquiridas por compradores con ingresos mensuales que oscilan entre dos y nueve salarios mínimos mensuales, con precios de venta de hasta 500,000 Udis.

Prácticamente todo el financiamiento para la vivienda de interés social en México ha sido otorgado por el Infonavit y por fondos para la vivienda promovidos por el Gobierno, como la SHF (antes Fovi). La Compañía depende de la disponibilidad del financiamiento hipotecario que otorgan los proveedores de créditos hipotecarios para efectuar todas sus ventas, por lo que las operaciones de la Compañía se ven influenciadas por cambios en las políticas y procedimientos administrativos del Infonavit, la SHF (antes Fovi), el sector bancario y las políticas de vivienda del Gobierno. Aunque Infonavit y SHF (antes Fovi) han desempeñado un papel importante en la formulación e instrumentación de la política gubernamental para la vivienda, no puede asegurarse que el Gobierno no limitará la disponibilidad del financiamiento hipotecario que otorgan tales organismos ni instituirá cambios, como modificaciones a los métodos para otorgar los créditos hipotecarios, lo que originaría un efecto importante en las operaciones de la Compañía. Cualquier baja en la cantidad de fondos disponibles de tales fuentes podría tener un efecto adverso sobre los negocios de Geo, sus resultados de operación, sus perspectivas y situación financiera. No hay garantía alguna de que el monto de financiamiento hipotecario que otorga la SHF (antes Fovi), Infonavit ni las demás fuentes de recursos, se mantendrá en los niveles actuales.



Reglamentación

La industria de la construcción de vivienda de interés social en México está sujeta a extensas reglamentaciones por parte de diversas autoridades federales, estatales y municipales que afectan la adquisición de terrenos y las actividades de desarrollo y construcción. La Compañía requiere autorizaciones de varias autoridades para efectuar sus actividades de construcción. Los cambios de gobierno, o en las leyes y/o reglamentos aplicables, pueden retrasar las operaciones de Geo. Las operaciones de la Compañía también están sujetas a la normatividad ambiental, sea ésta de carácter federal, estatal o municipal, misma que se ha vuelto más estricta en los últimos años. (Ver *"Legislación Aplicable y Situación Tributaria"*).

Geo otorga a sus clientes una garantía por un año por los vicios ocultos de la construcción. Aunque Geo ha estado sujeta a pocas reclamaciones por vicios ocultos en el pasado, no puede asegurarse que en el futuro no se presentarán reclamaciones importantes que resulten de posibles defectos en los materiales que entreguen terceros o por otras circunstancias fuera del control de Geo.

Factores Ecológicos

Las infracciones a las Leyes Ambientales Federales y Locales están sujetas a diversas sanciones que, dependiendo de la gravedad de la infracción, pueden consistir en (i) multas; (ii) arresto administrativo; (iii) clausura temporal o definitiva, total o parcial; (iv) suspensión o revocación de concesiones, licencias, permisos o autorizaciones.

Adicionalmente, en los casos previstos en el Código Penal Federal y los Códigos Penales Estatales, puede incurrirse en la comisión de delitos ambientales y en la aplicación de las sanciones respectivas.

Aún cuando Corporación Geo selecciona cuidadosamente las reservas territoriales en las que desarrollará sus proyectos; no hay certeza absoluta de que un terreno adquirido por la compañía no será declarado en un futuro por las autoridades respectivas, reserva ecológica o restringirá su utilización por las modificaciones que posteriormente pudieren hacerse a la legislación mencionada en el párrafo anterior.

Competencia

El sector de la vivienda en México está sumamente fragmentado y en la actualidad existe un gran número de empresas que prestan servicios de construcción de conjuntos habitacionales. Debido a la escasez de financiamiento hipotecario y préstamos para la construcción de vivienda, muy pocas compañías han podido alcanzar un tamaño considerable y desarrollar economías de escala significativas. Grupo Geo considera que es la desarrolladora de viviendas de interés social más grande de México en cuanto a unidades vendidas.

La actividad del desarrollo inmobiliario implica por lo general un alto uso de capital de trabajo, por lo que las empresas que no están capitalizadas y/o no tienen fácil acceso al crédito son muy vulnerables a los cambios económicos que pueda sufrir el país. Adicionalmente la mayoría de los desarrolladores o constructores operan solo localmente, es decir que difícilmente tienen operaciones en más de dos entidades, municipios o ciudades.

Hay muy pocas constructoras o promotoras extranjeras operando en México y ninguna de ellas tiene una participación importante en el mercado de vivienda de interés social. De conformidad con la Ley de Inversiones Extranjeras, las compañías constructoras

internacionales pueden establecer subsidiarias dedicadas a la construcción de vivienda en México sin necesidades de aprobación previa, aunque se podría requerir autorización de la Comisión Federal de Competencia Económica en los términos de la Ley Federal de Competencia Económica y su reglamento. Cabe mencionar que no existe certeza de que no surgirán competidores extranjeros con alta capacidad financiera y operativa en el corto o mediano plazo.

Factores Relacionados con Geo

Estacionalidad

Anteriormente y hasta 1998, Geo al igual que otros promotores en la industria de vivienda de interés social en México, experimentaba cambios importantes durante el año debido a los ciclos operativos de las instituciones que proporcionan financiamiento hipotecario al sector. Actualmente, Geo no experimenta estacionalidad significativa en sus operaciones, debido principalmente a que las convocatorias para el otorgamiento de créditos para derechohabientes del Infonavit y las subastas de la SHF (antes Fovi), se realizan de forma regular a lo largo del año. No obstante lo anterior, no puede asegurarse que cambios en las políticas y procedimientos del Infonavit, de la SHF (antes Fovi), o de otras instituciones que proporcionan financiamiento al sector, vuelvan a afectar a Geo en la estacionalidad de sus operaciones.

Estructura de Controladora

Corporación Geo es una controladora pura que no tiene activos importantes distintos de las acciones de sus subsidiarias, de las cuales tiene propiedad mayoritaria. La capacidad de Geo para cumplir con sus obligaciones financieras y para dar servicio a su deuda depende principalmente de que reciba fondos suficientes de sus subsidiarias. Además, de conformidad con la legislación mexicana, las subsidiarias sólo pueden pagar dividendos a Corporación Geo sobre las utilidades que estén incluidas en estados financieros aprobados por los accionistas después de compensar cualquier pérdida previamente existente, destinar fondos correspondientes a la reserva legal y una vez que los accionistas han aprobado el pago de dividendos.

Reservas Territoriales Limitadas

Actualmente Geo mantiene suficientes reservas territoriales propias y en esquema de outsourcing para cubrir sus necesidades de construcción para los próximos 2.9 años. No se puede asegurar que Geo podrá encontrar terrenos adecuados para cubrir sus necesidades de construcción después de ese período o que podrá adquirir los terrenos a precios atractivos.

Liquidez y Disponibilidad de Fondos

Los requerimientos de capital de Geo dependen de varios factores que incluyen la cantidad de recursos requeridos para adquirir terrenos adecuados para las construcciones futuras, así como recursos para financiar el desarrollo y construcción de nuevos proyectos cuyo pago se efectuará hasta escriturar la vivienda. Por estas razones, no pueden predecirse con precisión el plazo y monto de los requerimientos de capital de Geo. La Compañía prevé que puede ser necesario obtener financiamiento adicional de préstamos, coinversiones u otras negociaciones. Sin embargo, no puede asegurarse que tales recursos adicionales estarán disponibles en términos que sean atractivos para Geo.



Como resultado de su crecimiento, la Compañía ha experimentado y estima continuar experimentando incrementos substanciales en sus requerimientos de liquidez, dedicados principalmente a financiar los trabajos de desarrollo y construcción mientras se recibe el pago de los clientes al momento de entregar su vivienda. A la fecha, el financiamiento para estos trabajos de desarrollo y construcción se ha obtenido de los mercados nacionales e internacionales.

Aunque la Compañía no comienza la construcción de desarrollos hasta que se ha confirmado la disponibilidad del financiamiento hipotecario, sí realiza la compra de terrenos y las actividades necesarias para obtener los permisos y licencias, así como ciertas actividades de desarrollo de infraestructura anteriores a recibir la confirmación de la disponibilidad de financiamiento hipotecario. La Compañía no recibe los recursos provenientes de las ventas de vivienda sino hasta que dichas viviendas se terminan y entregan a los compradores. Como resultado de lo anterior, Geo requiere financiar sus actividades de desarrollo y construcción a través de capital de trabajo y de fuentes externas, principalmente mediante créditos puente (créditos de una institución de crédito o Sofol, garantizados por el terreno y la construcción y que se pretende sean amortizados con los recursos de las escrituraciones por unidad en el conjunto habitacional). Aun cuando Geo no ha presentado dificultades para obtener financiamientos de Capital de Trabajo, no hay garantía de que en un futuro existan financiamientos disponibles y/o suficientes en el mercado, para sustentar el desarrollo de sus operaciones.

El nivel de apalancamiento (deuda total a capital contable) de la Compañía por los años terminados el 31 de diciembre de 2000, 2001 y 2002 fue de, 1.07 veces, 0.96 veces y 0.85 veces. El apalancamiento, no consideran el efecto de los impuestos diferidos, ya que éstos distorsionarían la realidad al ser un pasivo que no tiene una fecha de exigibilidad (ver *"Información Financiera – Comentarios y Análisis de la Administración sobre los Resultados de Operación y Situación Financiera de la Compañía – Boletín D-4"*).

No se puede asegurar que por efectos adversos de la economía o circunstancias de volatilidad en los mercados (particularmente en lo que concierne a tasas de interés o tipos de cambio) Geo mantendrá los mismos niveles de apalancamiento por tiempo indefinido.

Pasivos en Dólares

El peso ha sufrido devaluaciones significativas en el pasado y podría registrar fluctuaciones adversas en el futuro. El peso se devaluó un 71.1% al pasar de $3.11 el 31 de diciembre de 1993, a $5.32 el 31 de diciembre de 1994. Del 1° de enero de 1995 al 30 de septiembre de 1995, registró una devaluación adicional del 27.7%, y el tipo de cambio se situó en $6.39 por dólar, fluctuando entre $5.00 y $7.60 por dólar. Al 31 de diciembre de 2002, el tipo de cambio se situó en $10.4393 por dólar.

Geo contaba con una deuda denominada en dólares de US $7.5 millones, al 31 de diciembre de 2002. En el futuro, la Compañía puede contratar pasivos adicionales denominados en divisas distintas al peso. Los incrementos en el tipo de cambio del peso con respecto al dólar implican que el costo del servicio de los pasivos denominados en dólares aumente y que se registre una pérdida cambiaria. Actualmente, la Compañía no contrata coberturas cambiarias para cubrir sus operaciones ante el riesgo por fluctuaciones cambiarias, pero lo podría hacer en el futuro y, en caso de que lo hiciere, no se tiene seguridad alguna de que las operaciones de cobertura protegerán a la Compañía totalmente de las fluctuaciones cambiarias.

Factores Relacionados con los Certificados

Fuente de Pago de los Certificados

La capacidad del Emisor para pagar los Certificados depende totalmente en su capacidad de generación de flujo de efectivo. No puede garantizarse que el mercado de vivienda será lo suficientemente favorable al sector de promotores y desarrolladores de vivienda para sustentar el volumen de operación que genere el flujo de efectivo necesario para el crecimiento proyectado por la empresa. Y por lo tanto el pago de sus pasivos.

Efectos de Declaración de Concurso Mercantil o Quiebra

Los tenedores de los Certificados Bursátiles serán considerados, en cuanto a su preferencia de pago en igualdad de circunstancias con todos los demás acreedores comunes de Corporación Geo. Conforme a la nueva Ley de Concursos Mercantiles en caso de declaración de quiebra, los créditos contra la masa (incluyendo los créditos a favor de los trabajadores a que se refiere la fracción XXIII, apartado A, del artículo 123 constitucional y sus disposiciones reglamentarias considerando los salarios de los dos años anteriores a la declaración de concurso mercantil), los créditos a favor de acreedores singularmente privilegiados, los créditos con garantía real, los créditos fiscales y los créditos a favor de acreedores con privilegio especial, tendrán preferencia sobre los créditos a favor de los acreedores comunes de la Compañía, incluyendo los créditos restantes de los certificados. De la misma manera, en caso de declaración de quiebra de la Compañía, los créditos con garantía real tendrán preferencia (incluyendo preferencia frente a los tenedores de certificados) hasta por el producto derivado de la ejecución de los bienes otorgados en garantía.

Conforme a la Ley de Concursos Mercantiles para el efecto de determinar la cuantía de las obligaciones de la Compañía a partir de que se dicte la sentencia de declaración de concurso mercantil respecto de la misma, si las obligaciones de la compañía que se contienen en los certificados se encuentran denominadas en pesos deben ser convertidas a unidades de inversión tomando en consideración el valor de la unidad de inversión en la fecha de declaración de concurso mercantil, y si los certificados están denominados en unidades de inversión deberán mantenerse denominados en dichas unidades. Así mismo, las obligaciones de la compañía (incluyendo sus obligaciones al amparo de los certificados) denominadas en pesos o en unidades de inversión cesarán de devengar intereses a partir de la fecha de declaración de concurso mercantil.

Mercado Limitado para los Certificados

Actualmente no existe un mercado secundario activo con respecto a los Certificados y es posible que dicho mercado no se desarrolle una vez que éstos sean emitidos. El precio al cual se negocien los Certificados podría estar sujeto a diversos factores, tales como el nivel de las tasas de interés en general, las condiciones de mercado de instrumentos similares, las condiciones macro económicas en México y la situación financiera de la Emisora. En caso de que dicho mercado secundario no se desarrolle, la liquidez de los Certificados podría verse afectada negativamente.



Otros Factores

Información sobre Estimaciones

El presente Prospecto contiene información sobre ciertas estimaciones. Toda información distinta a la información histórica que se incluye en el mismo, refleja las perspectivas de la Compañía en relación con acontecimientos futuros y puede contener información sobre resultados financieros, situaciones económicas, tendencias y hechos inciertos. La Compañía advierte al inversionista potencial que los resultados reales pueden ser substancialmente distintos a los esperados y que no deberán basarse de forma indebida en información sobre estimaciones. Las expresiones "cree", "espera", "considera", "estima", "prevé", "planea" y otras expresiones similares, identifican dichas estimaciones en el presente Prospecto.

FUENTES DE INFORMACIÓN EXTERNA Y DECLARACIÓN DE EXPERTOS

Alguna información contenida en *"Información del Mercado y Ventajas Competitivas: La Industria de Vivienda de Interés Social en México"*, se basa principalmente en fuentes disponibles al público, incluyendo publicaciones y textos de la Secretaría de Desarrollo Social ("Sedesol") y otras dependencias gubernamentales. La información de esta sección se considera veraz, sin embargo, Geo no la ha sometido a una verificación independiente. No obstante lo anterior, la Compañía considera que la información se ha reproducido fielmente en este Prospecto.

Independientemente de lo mencionado en el párrafo anterior, el resto de la información contenida en este Prospecto ha sido proporcionada y verificada por distintos funcionarios de la Compañía, quienes la han recopilado de fuentes internas consideradas fidedignas, o es información que es de su conocimiento por la experiencia de trabajo en el sector de la vivienda de interés social en México y en el extranjero.

Los estados financieros al 31 de diciembre de 2002 y 2001 han sido dictaminados por DELOITTE & TOUCHE.



OTROS VALORES INSCRITOS EN EL RNV

Las acciones serie "B" de Corporación Geo se encuentran inscritas en el RNV y cotizan en la BMV desde 1994, bajo la clave de cotización "GEO", y cuenta con un programa de ADR's en los mercados internacionales. Corporación Geo ha entregado en forma continua y periódica los reportes trimestrales y anuales correspondientes a la CNBV y a la BMV, así como los reportes sobre hechos relevantes (Durante los dos últimos años).

Asimismo, Corporación Geo realizó en 1997 una emisión de un eurobono *(Global Medium Term Note)* por un monto de US $50 millones el cual se encontraba inscrito en la Sección Especial del RNV de la CNBV, dicho eurobono fue liquidado en su totalidad en el mes de mayo de 2002.

Adicionalmente, al 31 de diciembre de 2002 Corporación Geo y dos de sus subsidiarias mantienen inscritos en el RNV los valores que se mencionan en la tabla siguiente:

Empresa Emisora	Tipo de Valor Inscrito	Calificación	Vencimiento de la Línea	Monto(1)
Corporación Geo	Papel Comercial	mxA-2	Noviembre 6, 2003	180
Corporación Geo	Certificado Bursátil Corto Plazo	mxA-2	Diciembre 8, 2003	100
Corporación Geo	Pagaré a Mediano Plazo	mxA	Agosto 7 , 2003	300
Corporación Geo	Pagaré a Mediano Plazo	mxA	Enero 27, 2005	300
Corporación Geo	Pagaré a Mediano Plazo	mxA	Marzo 28, 2006	135
Corporación Geo	Pagaré a Mediano Plazo	mxA	Abril 26, 2006	65
Corporación Geo	Pagaré a Mediano Plazo	mxA	Octubre 30, 2006	200
Geo Hogares Ideales	Papel Comercial	mxA-2	Noviembre 24, 2003	70
Geo Edificaciones	Papel Comercial	mxA-2	Agosto 29, 2003	50

(1) En millones de pesos.

El 14 de abril del 2000 , el 7 de diciembre de 2000 y el 21 de diciembre de 2001, a través de Nacional Financiera, S.N.C., en su carácter de titular de derechos de crédito fideicomitidos a cargo de subsidiarias de GEO, se efectuaron dos emisiones de Certificados de Participación Ordinaria (CPO's) amortizables, con importe de $133 millones, $167 millones y $100 millones, respectivamente. Los derechos de crédito se derivan de contratos de compraventa de casas Geo, celebrados por las subsidiarias de GEO. Los CPO's correspondientes a la primera emisión fueron liquidados en el mes de enero 2002. Los CPO's emitidos en diciembre de 2000 y diciembre de 2001 vencen el 22 de julio de 2004 y 4 de agosto de 2005 y devengan intereses a una tasa variable que se determina sobre bases preestablecidas, la cual se modifica cada período de 189 días.

DOCUMENTOS DE CARÁCTER PÚBLICO

Los documentos presentados por Corporación Geo como parte de la solicitud a la CNBV y a la BMV con motivo de la Colocación, podrán ser consultados en el centro de información de la BMV. Asimismo, a solicitud por escrito de los Tenedores, Corporación Geo otorgará copias de dichos documentos, debiendo dirigirse con el L.C. Saúl Escarpulli Gómez, Director Corporativo de Planeación y Financiamiento Bursátil, de Corporación Geo, ubicado en Margaritas 433; Colonia Ex-Hacienda de Guadalupe Chimalistac; 01050 México, D.F.; al siguiente teléfono, fax o dirección de correo electrónico: (5) 480-5065, (5) 554-6064 y sescarpulli@casasgeo.com.



NOMBRES DE PERSONAS
CON PARTICIPACIÓN RELEVANTE EN LA OFERTA

Nombre	Cargo	Institución
Miguel Gómez Mont Urueta	Vicepresidente Ejecutivo	Corporación Geo
Víctor Segura Gómez	Vicepresidente de Administración y Finanzas	Corporación Geo
Emilio Cuenca Friederichsen	Vicepresidente Legal	Corporación Geo
Saúl Escarpulli Gómez	Director de Planeación y Financiamiento Bursátil	Corporación Geo
Xóchitl Tinoco Montes de Oca	Jefe de Financiamiento Bursátil	Corporación Geo
Carlos Mendoza Valencia	Director Ejecutivo de Banca de Inversión	MultiValores
Jorge López Meneses	Director de Financiamiento Corporativo	MultiValores
Carlos E. González Mociño	Gerente de Financiamiento Corporativo	MultiValores
Fernando Vizcaya Ramos	Director de Financiamiento Corporativo	Monex Casa de Bolsa

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II. EL PROGRAMA

CARACTERÍSTICAS DEL PROGRAMA

Descripción del Programa

El Programa a que se refiere el presente Prospecto permitirá la realización de una o varias emisiones de Certificados, bajo características de colocación independientes y diferentes. El precio de emisión, la fecha de emisión y liquidación, el plazo, la fecha de vencimiento, la tasa de rendimientos aplicable y la forma de calcularla, así como la periodicidad de pago de los mismos, entre otras características, serán acordados por Corporación Geo y por el Intermediario Colocador Líder en el momento en que dicha oferta se vaya a llevar a cabo y se contendrán en el Suplemento respectivo al presente Prospecto. Los Certificados se denominarán en Pesos. Conforme al Programa, el Emisor podrá realizar una o varias emisiones de Certificados hasta por el monto total autorizado del Programa.

Autorización del Consejo de Administración

Por acuerdo del Consejo de Administración, en su sesión celebrada el día 8 de noviembre de 2002, se autorizó a Corporación Geo la contratación de uno o varios créditos colectivos a cargo de la sociedad hasta por un monto de $600,000,000.00 (SEISCIENTOS MILLONES DE PESOS 00/100 M.N.), mediante la emisión de cualquier tipo de instrumento bursátil para cuya emisión no requiera aprobación de la Asamblea de Accionistas.

Monto Total Autorizado del Programa para Circular

La CNBV autorizó mediante oficio No. DGE-132-3932 de fecha 13 de marzo de 2003, la inscripción de Certificados Bursátiles que emite Corporación Geo al amparo de un Programa por un monto total de hasta $600.0 millones.

Vigencia del Programa

La vigencia del Programa será de hasta 2 años y 6 meses, durante los cuales el Emisor podrá realizar emisiones de Certificados.

Plazo de los Certificados

Cada emisión podrá tener un plazo mínimo de 1 año y máximo de 7 años.

Monto por Emisión

El monto de cada emisión será determinado individualmente sin más restricción que la de no exceder el monto total autorizado del Programa, menos el monto correspondiente a emisiones previas de Certificados dentro del mismo Programa.

Valor Nominal

El valor nominal de los Certificados será determinado para cada emisión, en el entendido de que siempre serán emitidos en múltiplos de $100 Pesos.

Tasa de Rendimientos

Los Certificados podrán devengar intereses desde la fecha de su emisión y hasta su vencimiento. La tasa de rendimiento que devenguen los Certificados podrá ser fija o variable y el mecanismo para su determinación y cálculo (incluyendo el primer pago de intereses) se fijarán para cada emisión en particular y se indicarán en el Suplemento correspondiente.

Fecha de Pago de Intereses

Los intereses devengados por los Certificados podrán ser pagaderos con la periodicidad que determinen de común acuerdo Corporación Geo y el Intermediario Colocador para cada emisión.

Lugar y Forma de Pago de Intereses y Principal

El importe principal de cada emisión, así como sus correspondientes intereses se pagarán el día de su vencimiento en el domicilio de Indeval, ubicado en Paseo de la Reforma 255, 3er. Piso, Colonia Cuauhtémoc, 06500 México, D.F.

Fuente de Recursos para el Pago de los Títulos

El importe principal de cada emisión que se realice al amparo del Programa de Certificados Bursátiles, será pagado por el emisor con recursos provenientes del flujo normal de sus operaciones, consistentes en la venta y cobranza de vivienda.

Garantías

Avales de las subsidiarias de Corporación Geo, S.A. de C.V. que a continuación se mencionan, Geo Edificaciones, S.A. de C.V., Geo Hogares Ideales, S.A. de C.V., Geo Baja California, S.A. de C.V., Geo Morelos, S.A. de C.V. Geo Puebla, S.A. de C.V., Geo Tampico, S.A. de C.V., Geo Reynosa, S.A. de C.V., Geo Monterrey, S.A. de C.V., Diseño y Proyección de Vivienda, S.A. de C.V., Geo Guanajuato, S.A. de C.V., Geo Guerrero, S.A. de C.V., Geo Veracruz, S.A. de C.V., Geo Hidalgo, S.A. de C.V., Geo D.F., S.A. de C.V., y Geo Laguna, S.A. de C.V.

Depositario

Los títulos representativos de los Certificados que documenten cada una de las emisiones se mantendrán en Indeval.



Posibles Adquirentes

(1) Personas físicas y morales de nacionalidad mexicana o extranjera, (2) instituciones de seguros y de fianzas, (3) fondos de pensiones, (4) organizaciones auxiliares del crédito y (5) sociedades de inversión conforme a la legislación que las rige.

Intermediario Colocador para cada Emisión

Geo designó a MultiValores Casa de Bolsa, S.A. de C.V., MultiValores Grupo Financiero como Intermediario Colocador para las emisiones que se realicen al amparo del Programa.

Representante Común de los Tenedores

Se designa a Monex Casa de Bolsa para que actúe con este carácter.

Autorización de la CNBV

La CNBV, mediante oficio No DGE-132-3932 de fecha 13 de marzo de 2003, autorizó la inscripción en el RNV de los Certificados Bursátiles que serán emitidos al amparo de un Programa, así como la correspondiente Oferta Pública de los mismos hasta por un monto de $600.0 millones.

Legislación

Los Certificados que se emitan al amparo del Programa serán regidos e interpretados conforme a la legislación mexicana.

Régimen Fiscal

La tasa de retención aplicable respecto a los intereses pagados conforme a los certificados bursátiles a que se refiere el presente prospecto de colocación se encuentra sujeta (i) para las personas físicas y morales residentes en México para efectos fiscales, a lo previsto en el artículo segundo transitorio, fracción LXXII y el artículo 160 de la Ley del Impuesto Sobre la Renta vigente, y (ii) para las personas físicas y morales residentes en el extranjero para efectos fiscales, a lo previsto en el artículo 195 de la Ley del Impuesto Sobre la Renta Vigente. El régimen fiscal vigente podrá modificarse a lo largo de la vigencia de la emisión.

La presente sección contiene una breve descripción de ciertos impuestos aplicables en México a la adquisición, propiedad y disposición de instrumentos de deuda como son los Certificados Bursátiles por los inversionistas residentes y no residentes en México para efectos fiscales, pero no pretende ser una descripción exhaustiva de todas las consideraciones fiscales que pudieran ser relevantes a la decisión de adquirir o disponer de Certificados Bursátiles.

Los posibles adquirentes de los certificados bursátiles deberán consultar con sus asesores las consecuencias fiscales resultantes de su inversión en los certificados bursátiles incluyendo la aplicación de reglas específicas respecto a su situación particular.

Suplementos

El precio, monto, el valor nominal, la fecha de emisión y liquidación, el plazo, la fecha de vencimiento, la tasa de rendimiento aplicable y la forma de calcularla (en su caso) y la periodicidad de pago de intereses, entre otras características de los Certificados de cada emisión serán acordados por el Emisor con el Intermediario Colocador respectivo en el momento de dicha emisión y se contendrán en el Suplemento al Prospecto respectivo.

Calificación

La calificación otorgada es la opinión de la Calificadora acerca del nivel de riesgo crediticio (capacidad e intención de pago oportuno) asociado con el Programa. La calificación es una valoración sobre la probabilidad de que los Tenedores reciban los pagos que les corresponden en las fechas determinadas para la realización de dichos pagos.

Las calificaciones de Standard & Poor's y FITCH consideran la estructura del presente Programa y los aspectos legales del mismo. Al realizar su análisis, las Calificadoras han confiado en las manifestaciones formuladas por las partes involucradas en la presente Colocación, así como por los auditores y abogados de la Compañía, respecto de la información que les ha sido proporcionada en relación a la calificación y aquélla que le será proporcionada para su posterior seguimiento. Cada emisión de Certificados al amparo del Programa deberá contar con una calificación específica. Las calificaciones otorgadas al Programa y a cada emisión pueden ser modificadas, revisadas o suspendidas en cualquier momento, si cualquiera de las circunstancias y elementos que dieron origen a las mismas sufrieran algún cambio o variación.

La calificación otorgada por Standard & Poor's al presente Programa es de **"mxA"**, que significa: "La deuda calificada tiene una fuerte capacidad de pago tanto de intereses como de principal, aún cuando es más susceptible a efectos adversos por cambios circunstanciales o de las condiciones de la economía que la deuda calificada en las categorías superiores".

La calificación otorgada por FITCH al presente Programa es de **"A(mex)"**, que significa: "Alta Calidad Crediticia. Corresponde a una sólida calidad crediticia respecto de otros emisores o emisiones del país. Sin embargo, cambios en las circunstancias o condiciones económicas pudieran afectar la capacidad de pago oportuno de sus compromisos financieros, en un grado mayor que para aquellas obligaciones financieras calificadas con categorías superiores".

A continuación se presentan los dictámenes emitidos por dichas Calificadoras:

Rubén Darío 281 Piso 16
Col. Bosque de Chapultepec
11580 México, D.F.
Tel. (52) 55-52-79-2000
Fax (52) 55-52-79-2001
www.standardandpoors.com.mx

***Standard & Poor's**, S.A. de C.V.*
Subsidiaria de The McGraw-Hill Companies

13 de febrero de 2003

CORPORACION GEO, S.A. DE C.V.
Margaritas 433
Col. Ex Hacienda Guadalupe Chimalistac
01050 México D.F.
México

Estimados señores:

En relación a su solicitud y acorde con lo dispuesto artículo 14-bis-7 y 14 bis-8 de la Ley del Mercado de Valores, hemos procedido a determinar la Calificación correspondiente a un Programa de Certificados Bursátiles a Largo Plazo por un monto acumulado de hasta $600,000,000.00 (seiscientos millones de pesos 00/100, moneda nacional) de **CORPORACION GEO, S.A. DE C.V.**, las cuales pretenden colocar entre el Público Inversionista previa inscripción en el Registro Nacional de Valores. A partir de la fecha de autorización, que en su caso otorgue la Comisión Nacional Bancaria y de Valores, se podrán efectuar una o varias emisiones, hasta el monto total del Programa, sin exceder de 2 años y 6 meses para realizar la totalidad de las emisiones. Cada emisión tendrá sus propias características de plazo, sin exceder de siete años, tasa de interés, calificación y monto. Los recursos obtenidos mediante este Programa de Certificados Bursátiles a Largo Plazo se destinarán al pago de pasivos bancarios y/o bursátiles.

CORPORACION GEO, S.A DE C.V., es una sociedad mexicana legalmente constituida el 13 de marzo de 1981, bajo el nombre de Grupo Argos, S.A. de C.V., inscrita en el Registro Público de la Propiedad de México, D.F., el 12 de mayo de 1981, en el Folio Mercantil numero treinta y cinco mil setecientos cuatro, habiendo cambiado su denominación social por la actual en el año de 1989.

Del análisis que efectuamos de la información que nos presentaron para tal fin, así como la consideración de los avales de Geo Edificaciones, S.A. de C.V., Geo Hogares Ideales, S.A. de C.V., Geo Baja California, S.A. de C.V., Geo Morelos, S.A. de C.V., Geo Puebla, S.A. de C.V., Geo Tampico, S.A. de C.V., Geo Reynosa, S.A. de C.V., Geo Monterrey, S.A. de C.V., Diseño y Proyección de Vivienda, S.A. de C.V., Geo Guanajuato, S.A. de C.V., Geo Guerrero, S.A. de C.V., Geo Veracruz, S.A. de C.V., Geo Hidalgo, S.A. de C.V., Geo DF, S.A. de C.V., y Geo Laguna, S.A. de C.V., se concluye que su calificación es "**mxA**", es decir, que **CORPORACION GEO, S.A. DE C.V.** tiene una fuerte capacidad de pago tanto de intereses como principal, aun cuando es más susceptible a efectos adversos por cambios circunstanciales o de las condiciones de la economía que la deuda calificada en las categorías superiores. Se anexa el fundamento de **CORPORACION GEO, S.A. DE C.V.**

Como es de su conocimiento, esta calificación podrá ser modificada durante su vigencia.

Atentamente,

STANDARD & POOR'S, S.A. DE C.V.

Manuel Güereña José Coballasi

Fundamento

La calificación de Corporación Geo refleja su posición como el desarrollador de vivienda más grande de México y su presencia a nivel nacional. Los factores antes mencionados son parcialmente contrarrestados por la concentración de la originación de hipotecas en las entidades públicas de vivienda, la creciente competencia, los costos financieros relativamente altos para la industria de la vivienda y los fuertes requerimientos de capital de trabajo.

Con sus oficinas principales establecidas en la ciudad de México, Geo es el desarrollador de vivienda más grande en el país con operaciones en 19 estados. Su desempeño durante los primeros nueve meses refleja dos importantes tendencias de la industria. La primera, el aumento en los esfuerzos de originación de hipotecas por parte de INFONAVIT y el tardío inicio del programa de la Sociedad Hipotecaria Federal para 2002. La segunda, la sobreoferta de vivienda en varios estados en el norte de México. Esto último ha tenido un impacto negativo en la cobranza de Geo en Tamaulipas, que representa alrededor del 7% de los ingresos de la compañía. Sin embargo, el total de deuda de Geo no ha aumentado debido a las mejoras en la administración del capital de trabajo de la compañía y al uso del programa de factoraje de INFONAVIT con Nafinsa para complementar sus esfuerzos de cobranza. Se espera que la cobranza mejore en el cuarto trimestre, ya que todavía no se han logrado los objetivos del INFONAVIT para el año en el centro y sur de México, en particular en el Estado de México y en Jalisco. La emisión de hipotecas por parte de FOVISSTE también podría suministrar liquidez adicional para la industria. Los indicadores financieros claves de Geo al tercer trimestre también reflejan una mejora en el costo de deuda de la compañía en vista de un entorno de tasas de interés más favorable y mejores condiciones por parte de las SOFOLES. Al tercer trimestre, la cobertura de intereses por EBITDA de Geo fue de 2.4x y su índice de deuda total a EBITDA se ubicó de 2.3x.

Liquidez

La compañia depende de su cobranza, enganches y líneas de capital de trabajo para financiar sus operaciones. Las fuentes de liquidez antes mencionadas son complementadas por su posición de efectivo y sus programas de papel comercial, especialmente durante el primer semestre del año cuando la cobranza es menor. Se espera que Geo siga contando con alrededor de Ps. 300 millones en efectivo y que utilice alrededor de Ps. 100 millones en papel comercial durante el año. En general, las compras de terrenos son financiadas con flujo de efectivo operativo y deuda a largo plazo. Los requerimientos de efectivo para las adquisiciones de terrenos han sido reducidos a través del uso de opciones de compra y acuerdos de compra diferidos. En vista de que dichos esquemas de compra de terreno están vinculados al ciclo operativo de la compañía, Standard & Poor's no los considera una contingencia mayor. Históricamente, los esfuerzos de refinanciamiento de la compañía han sido puntuales y exitosos, y Standard & Poor's espera que esta tendencia continúe en el futuro.

Perspectiva

Estable. Durante el cuarto trimestre la compañía espera cobrar aproximadamente 8,000 unidades. Esto le permitirá mantener un nivel de deuda saludable, una posición de efectivo adecuada y continuar con el uso moderado del papel comercial.

Como es de su conocimiento, esta calificación podrá ser modificada durante su vigencia.



FitchRatings

Av. San Pedro 902 Nte.
Garza García, N.L. México 66220
T 81 8335 7179 F 81 8378 4406

Blvd. Manuel Avila Camacho No. 88 Piso 1
México, D.F. 11950
T 55 5202 6555 F 55 5202 7302

Enero 27, 2003

CORPORACIÓN GEO, S.A. DE C.V.
Margaritas No. 433,
Col. Ex - Hacienda Guadalupe Chimalistac,
01050, México, D.F.

At'n: **C.P. Víctor Segura**
C.P. Saúl Escarpulli

Conforme a su solicitud y acorde con lo dispuesto en los artículos 14 bis 7 y 14 bis 8 de la Ley del Mercado de Valores, hemos procedido a determinar la calificación correspondiente a un Programa de Certificados Bursátiles por un monto acumulado de hasta $600,000,000.00 (Seiscientos Millones de Pesos 00/100 M.N.), de **CORPORACIÓN GEO, S.A. DE C.V.**, los cuales pretenden colocar entre el Público Inversionista previa inscripción en el Registro Nacional de Valores. A partir de la fecha de autorización, que en su caso otorgue la Comisión Nacional Bancaria y de Valores, se podrán efectuar una o varias emisiones, hasta el monto total del programa, sin exceder de 30 meses para efectuarlas. Cada emisión tendrá sus propias características de tasa de interés, monto, esquema de amortización y plazo, siendo este último de entre 1 a 7 años, pudiendo efectuarse en moneda nacional o unidades de inversión (UDI's); ratificándose o modificándose en cada caso la calificación.

Con base en el análisis realizado, hemos concluido que la calificación correspondiente es:

A(mex) La cual significa: **Alta calidad crediticia.** Corresponde a una sólida calidad crediticia respecto de otros emisores o emisiones del país. Sin embargo, cambios en las circunstancias o condiciones económicas pudieran afectar la capacidad de pago oportuno de sus compromisos financieros, en un grado mayor que para aquellas obligaciones financieras calificadas con categorías superiores.

Antecedentes:
La empresa se constituyó bajo la denominación de Grupo Argos, S.A. de C.V. el 13 de marzo de 1981 según Escritura 42,299, ante el Notario número 60 del Distrito Federal, Licenciado Don Francisco de P. Morales Díaz, inscrita en el Registro Público de Comercio del Distrito Federal el 12 de mayo de 1981 bajo el folio mercantil número 35,704.

Posteriormente, el 11 de marzo de 1987 cambió su denominación a Corporación Orvi, S.A. de C.V. de acuerdo a la Escritura 227,814. El 9 de enero de 1990, ante el Notario Público número 103 del Distrito Federal, Lic. Armando Gálvez Pérez Aragón, se cambió de nuevo la denominación social a Corporación Geo, S.A. de C.V., según consta en Escritura 9,763, quedando inscrita en el Registro Público de Comercio del Distrito Federal, en el folio mercantil número 35,704.

Garantías y Condiciones:
Las emisiones que se efectúen al amparo de este programa deberán contar con los avales

conjuntos y solidarios de las siguientes compañías: Geo Edificaciones, S.A. de C.V., Geo Hogares Ideales, S.A. de C.V., Diseño y Proyección de Vivienda, S.A. de C.V., Geo Baja California, S.A. de C.V., Geo Morelos, S.A. de C.V., Geo Puebla, S.A. de C.V., Geo Tampico, S.A. de C.V., Geo Reynosa, S.A. de C.V., Geo Monterrey, S.A. de C.V., Geo Guanajuato, S.A. de C.V., Geo Guerrero, S.A. de C.V., Geo Veracruz, S.A. de C.V., Geo Hidalgo, S.A. de C.V., Geo D.F., S.A. de C.V. y Geo Laguna, S.A. de C.V.

Fundamentos:
(Ver Anexo I)

Generalidades:
Para efectos de dar seguimiento a esta calificación, la empresa deberá proporcionarnos en forma trimestral y anual, la información financiera (Balance General, Estado de Resultados y Estado de Cambios en la Situación Financiera, con sus respectivas subcuentas) correspondiente, en los mismos plazos y términos establecidos por la Comisión Nacional Bancaria y de Valores, así como la información adicional que consideremos relevante para nuestro desempeño, reservándonos el derecho de cambiar la calificación asignada, por aquella que, en su caso, refleje el incumplimiento de la emisora.

Durante la vigencia de este programa, la calificación podrá ser modificada a juicio de Fitch México, S.A. de C. V.

En todas las publicaciones y avisos de oferta pública que se realicen respecto a este programa, se habrá de mencionar la calificación asignada vigente y el nombre de esta Institución Calificadora.

Nuestra calificación constituye una opinión relativa a la calidad de crédito de este programa, y no pretende sugerir o propiciar su compra/venta. Asimismo, la información y las cifras utilizadas para la determinación de esta calificación, de ninguna manera son auditadas por Fitch México, S.A. de C. V., por lo que su veracidad y autenticidad son responsabilidad de la emisora y/o de la fuente que las emite.

Atentamente,

Roberto Guerra Vela	**Víctor M. Villarreal Garza**
Director	**Director**

Recibí de Conformidad
CORPORACIÓN GEO, S.A. DE C.V.

Anexo I

Fundamentos

La empresa inició sus operaciones en 1973 con el desarrollo, construcción y promoción de oficinas, así como de edificaciones industriales y residenciales. Actualmente Geo es una promotora de conjuntos habitacionales totalmente integrada que participa en todos los aspectos de promoción, diseño, construcción y comercialización de proyectos de vivienda de interés social en México.

Los aspectos que fundamentan la calificación se detallan a continuación:

1. Importante participación de mercado, siendo la desarrolladora de vivienda más grande de México de acuerdo al número de viviendas vendidas (en el 2001 vendió 25,115 viviendas y 17,705 unidades a Septiembre de 2002).

2. Diversificación geográfica con presencia en 19 estados de la República Mexicana, lo que considera Fitch le ha permitido atenuar los riesgos inherentes que se tienen al concentrar la operación en una determinada zona.

3. Reserva territorial adecuada, teniendo a Septiembre del 2002 un nivel para tres años de producción (81,460 viviendas), la cual se logra con una combinación de diferentes esquemas de adquisición (propia 59.3%, outsourcing 28.2% y opción de compra 12.5%); Fitch cree que lo anterior proporciona flexibilidad a Geo al darle la posibilidad de disminuir los requerimientos de capital de trabajo y el riesgo de propiedad de las tierras.

4. Crecimiento y desarrollo de la empresa supeditado en buena medida al financiamiento de instituciones como Infonavit y la Sociedad Hipotecaria Federal (antes Fovi); sin embargo, en los últimos meses se ha visto mayor dinamismo en el ofrecimiento de créditos por parte de Instituciones Bancarias y otros organismos, atenuándose la dependencia hacia los mencionados en primer término.

5. Márgenes brutos y operativos estables en los últimos 4 años, los cuales fluctúan entre 30%-33% y 18.5%-21.0% respectivamente (se reclasifican los costos de financiamientos relacionados con la producción, aplicándolos al Costo Integral de Financiamiento). Fitch considera que este comportamiento refleja: la habilidad de la empresa por buscar una mejor mezcla de ingresos por tipo de vivienda, la adecuación operativa entre el ciclo de venta y demanda del sector, y la política de austeridad y reestructura de personal iniciada a finales del 2000.

6. Fitch observa una cobertura de intereses (utilidad de operación + depreciación y amortización / gastos financieros) estable en los últimos cuatro años, manteniéndose en niveles entre 1.7 y 1.9 veces, reflejo de un flujo operativo y un servicio de deuda moviéndose cada uno en los mismos rangos (principalmente entre 1999 y 2001). Al 30 de septiembre de 2002, el indicador se ubicó en 2.3 veces (últimos 12 meses), mayor a 1.7 veces de igual período del 2001, gracias a que los esfuerzos en la operación de la compañía se han visto traducidos en un mayor EBITDA combinado con un menor gasto financiero (tanto por la disminución en 11.2% del pasivo con costo, como por una tasa de interés menor).

7. Estabilidad en la relación deuda con costo / EBITDA ubicándose en rangos de 2.2-2.4 veces (de 1999 a Septiembre del 2002), comportamiento que refleja equilibrio entre la generación de flujo (EBITDA) y el nivel de deuda contratado.

DESTINO DE LOS FONDOS

El producto neto de cada emisión de Certificados será destinado al refinanciamiento de pasivos bancarios y/o bursátiles así como capital de trabajo. De modificarse el destino de los fondos que aquí se indica, éste se señalará en el Suplemento correspondiente.



PLAN DE DISTRIBUCIÓN

La distribución de cada emisión será distinta y cada una de ellas contará con un plan de distribución en particular, dependiendo de lo que en su momento acuerden Corporación Geo y el Intermediario Colocador Líder, pero siempre bajo la premisa de tener acceso a una base de inversionistas diversificada que incluya clientes institucionales de largo plazo.

ESTRUCTURA DE CAPITAL
CONSIDERANDO EL PROGRAMA

La tabla siguiente muestra la capitalización proforma de la Compañía al 31 de diciembre de 2002, suponiendo la utilización total de los recursos autorizados para el programa, esto es $600.0 millones.

Cifras Auditadas

	Al 31 de diciembre de 2002	
	Histórico	**Ajustado** [1]
	(Miles de pesos)	
Pasivo Circulante		
Pasivos Financieros[2]	$ 1,428,396	$828,396
Otros pasivos circulantes	972,992	972,992
Total de pasivo circulante	2,401,387	1,801,387
Pasivo a largo plazo	739,702	1,339,702
Otros pasivos[3]	599,703	599,703
Total de pasivos	3,740,793	3,740,793
Capital Contable		
Capital social	114,792	114,792
Actualización del capital social	268,390	268,390
Prima en suscripción de acciones	2,309,448	2,309,448
Recompra de acciones	220,228	220,228
Utilidades retenidas	2,491,264	2,491,264
Insuficiencia en la actualización	(2,751,943)	(2,751,943)
Efecto de conversión de entidades extranjeras	2,750	2,750
Capital contable mayoritario	2,654,929	2,654,929
Interés minoritario	39,807	39,807
Total de capital contable	2,694,736	2,694,736
Capitalización total	$ 6,435,529	$ 6,435,529

(1) Supone la disponibilidad de efectivo por $600.0 millones. Las cifras no han sido auditadas.
(2) Incluye pasivos bancarios y bursátiles, así como la porción circulante del pasivo a largo plazo.
(3) Incluye $599,703 de ISR diferido.



FUNCIONES DEL REPRESENTANTE COMÚN

El Representante Común tendrá las facultades y obligaciones que señala la Ley del Mercado de Valores y la Ley General de Títulos y Operaciones de Crédito y, además, las que se le atribuyen enunciativa y no limitativa en términos de la presente emisión, y que son entre otras:

1. Incluir su firma autógrafa en los Certificados Bursátiles, en términos de la fracción XII del artículo 14 Bis 7 de la Ley Mercado de Valores, habiendo verificado que cumplan con las disposiciones legales aplicables.

2. Comprobar los datos contenidos en el balance de la sociedad emisora que se formule para efectuar la emisión, de conformidad con los estados financieros dictaminados.

3. Vigilar el cumplimiento del destino de los fondos autorizados por la Comisión Nacional Bancaria y de Valores.

4. Verificar que los Certificados cumplan con todas las disposiciones legales y, una vez dado lo anterior, firmar como Representante Común en los mismos.

5. Convocar y presidir la Asamblea de Tenedores y ejecutar sus decisiones.

6. Asistir a las asambleas generales de accionistas de la sociedad emisora y recabar de los administradores, gerentes y funcionarios de la misma, todos los informes y datos que necesite para el ejercicio de sus atribuciones, incluyendo los relativos a la situación financiera, en su caso.

7. Otorgar, en nombre y representación del conjunto de tenedores, los documentos o contratos que con la sociedad emisora deban celebrarse, previa instrucción de la Asamblea de Tenedores.

8. Ejercer los actos necesarios a fin de salvaguardar los derechos de los inversionistas.

9. Calcular y publicar los cambios de la tasa de rendimiento en las fechas previstas en el título que ampare los Certificados Bursátiles.

10. Calcular y publicar los avisos de pago de los rendimientos y/o amortización correspondiente a los Certificados Bursátiles, en las fechas previstas en el título que ampare la emisión.

11. Actuar como intermediario frente a la Emisora, respecto de los Tenedores de los valores, para el pago a estos últimos de los rendimientos y amortizaciones del crédito, que ampara la emisión de los Certificados Bursátiles.

12. Dar seguimiento al cumplimiento de las Limitaciones Financieras y Corporativas impuestas a la Emisora.

13. En caso de pago total o parcial anticipado, deberá informarlo a los tenedores de los Certificados Bursátiles; a la Comisión Nacional Bancaria y de Valores; a la BMV, y al Indeval.

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III. LA COMPAÑÍA

HISTORIA Y DESARROLLO DEL EMISOR

Denominación Social

La Compañía se denomina Corporación Geo, S.A. de C.V. y su nombre comercial es "Geo".

Fecha de Constitución y Duración de la Compañía

La Compañía fue constituida mediante escritura pública número 42,299 del 13 de marzo de 1981, ante la fe del notario público número 60 de la Ciudad de México, Distrito Federal, Lic. Francisco de P. Morales Díaz, e inscrita en el Registro Público de Comercio, en el Folio Mercantil número 00035704, de fecha 12 de mayo de 1981.

La duración de la Compañía es de 99 años, contados a partir de la fecha de su constitución.

Oficinas Principales

El domicilio social de la Compañía es la ciudad de México, Distrito Federal y sus oficinas principales se encuentran ubicadas en Margaritas 433, Colonia Ex-Hacienda de Guadalupe Chimalistac, 01050 México, D.F. Su teléfono es: (5) 480-5000 y el número de fax es: (5) 554-6064. Así mismo, su dirección de internet www.casasgeo.com.

Evolución

Geo inició sus operaciones en 1973 con el desarrollo, construcción y promoción de oficinas, así como de edificaciones industriales y residenciales, enfocándose posteriormente al diseño y construcción de vivienda popular como contratista para el Infonavit, desempeñando también servicios adicionales para este Instituto tales como, la localización de terrenos urbanizables, obtención de permisos y licencias necesarias, el diseño y la construcción de obras de infraestructura para sus proyectos de vivienda. Igualmente se realizaron obras de vivienda residencial, media e interés social para la SHF (antes Fovi).

En 1981 se constituyó Grupo Argos, S.A. de C.V., como empresa controladora. En 1987 cambió su denominación social a Corporación Orvi, S.A. de C.V. y, finalmente el 9 de enero de 1990, se cambió su denominación social al nombre actual de Corporación Geo.

En 1992 como parte de un plan integral para reformar la industria mexicana de vivienda, el Infonavit fue reestructurado para funcionar únicamente como proveedor de financiamiento hipotecario a trabajadores calificados, dejando los desarrollos y las demás actividades relacionadas al sector empresarial. Como resultado de esas reformas, Geo se consolidó como promotor de conjuntos habitacionales integrales. Debido a su experiencia previa en la promoción, diseño, construcción y comercialización, Geo ha podido aprovechar plenamente la reforma del Infonavit y se ha convertido en uno de los promotores de vivienda que utiliza más alto volumen de créditos hipotecarios financiados por dicho Instituto.

En 1994, Geo realizó una oferta pública inicial de acciones en la BMV con lo cual se convirtió en la primer empresa del sector de vivienda de interés social en realizar una emisión de este tipo. Durante 1995 y 1997 se realizaron dos ofertas privadas primarias y globales de acciones (ver *"Información General – Otros Valores Inscritos en el RNV"*).

En abril de 1997, la Compañía inició su expansión internacional constituyendo en Chile, primeramente la subsidiaria Inversiones Geo Chile Limitada (ver *"Descripción del Negocio – Estructura Corporativa"*), la cual a su vez, llevó a cabo una asociación estratégica con Constructora Salfa, S.A. ("Salfa"), a través de la constitución de Constructora Geosal, S.A. e Inmobiliaria Geosal, S.A., empresas enfocadas exclusivamente al desarrollo, construcción y venta de vivienda de interés social. Salfa es la empresa constructora más antigua en Chile con más de 70 años de operación en ese mercado.

En diciembre de 1997 se firmó un convenio con Beazer Homes, uno de los constructores con mayor prestigio en el mercado de Norteamérica, a través del cual se constituyó Geo Beazer LP, como una empresa dedicada al desarrollo de vivienda popular en los EUA. En mayo de 1998 se inició el desarrollo denominado "Oasis Ranch" en El Paso, Texas, con un proyecto de 432 viviendas. En el mes de junio de 2000 la administración de Corporación GEO anunció el cierre de sus operaciones en EUA, con la intención de eficientar el uso de recursos y ubicarlos en el mercado con el mayor potencial de crecimiento y rentabilidad, el Mexicano.

Así mismo el mes de Junio, por acuerdo del Consejo de Administración de GeoBeazer, la sociedad o "Joint-Venture" con Beazer-Homes USA, se concretó la finalización de la obra en proceso y la liquidación total de la compañía. La salida de los Estados Unidos fue el paso final de la anunciada desaceleración de actividades desde principios de año. La Administración de GEO consideró que se trataba del mejor momento para reubicar los recursos de la compañía hacia nuestro mercado doméstico, al mismo tiempo que se mejorara el retorno sobre el capital invertido. No obstante el gran potencial del mercado de vivienda económica en los EUA, el momento por el cual atraviesa el país y las perspectivas de crecimiento de la industria de vivienda Nacional, llevaron a la Administración a adelantar la decisión para enfocar sus recursos en el mercado en donde GEO ha demostrado su nivel de rentabilidad.

Finalmente como parte del programa de "Outsourcing de Terrenos", se concretó una importante alianza con GE Capital, para la adquisición de terrenos destinados al desarrollo de conjuntos habitacionales de interés social, hasta por un monto de U.S. $25 millones de dólares y con un plazo de tres años. Esta alianza con GE Capital forma parte de la estrategia para mejorar el flujo de efectivo disminuyendo el capital de trabajo neto empleado, garantizando en todo momento el acceso a la materia prima más importante: La tierra. La primera operación bajo este acuerdo estratégico es una variante del esquema tradicional de "Outsourcing de Terrenos", en la que GEO vendió una parte de su más grande reserva territorial individual a GE Capital, bajo un compromiso de recompra futuro.



Objeto Social

1. Participar mayoritariamente en el capital social de otras empresas, en este caso, dichas empresas no podrán participar directa ni indirectamente en el capital de Corporación Geo, ni en el capital de otras compañías que participen mayoritariamente en el capital de Corporación Geo.

2. Adquirir, acciones, participaciones o parte de interés de otras empresas nacionales o extranjeras, mercantiles o civiles, formando parte en su constitución o adquiriéndolas en las ya constituidas, así como transferir o enajenar tales acciones, participaciones o partes de interés.

3. El comercio en general con toda clase de bienes, en especial de títulos, valores emitidos por sociedades mexicanas o extranjeras.

4. Otorgar toda clase de préstamos y créditos, a personas físicas o morales, ya sean mercantiles o civiles, siempre y cuando, dicha actividad no éste reservada a entidades financieras, comprendidas dentro de la Ley de Instituciones de Crédito, la Ley General de Organizaciones Auxiliares del Crédito y cualquier otra disposición reservada a entidades financieras.

5. Contratar préstamos y financiamientos por cualquier medio para los fines sociales y girar toda clase de títulos de crédito, aceptarlos, endosarlos, avalarlos o garantizarlos de cualquier forma, o por cualquier otro concepto suscribirlos, así como garantizar en cualquier forma el cumplimiento y pago de obligaciones a cargo de personas físicas o morales ya sean civiles o mercantiles.

6. Adquirir, enajenar, gravar, arrendar y usar, en cualquier forma y por cualquier título, bienes muebles e inmuebles, así como otros derechos reales y personales, incluyendo patentes, marcas y nombres comerciales y derechos de autor. En cada caso adquisición de algún interés en bienes inmuebles que sean necesarios o convenientes para los objetos sociales, Corporación Geo obtendrá los permisos del Gobierno Federal de la República Mexicana que exijan las leyes vigentes y no podrá adquirir por ningún título bienes raíces para fines agrícolas, forestales o ganaderos.

7. Celebrar y llevar a cabo, en la República Mexicana o en el extranjero, por cuenta propia o ajena, toda clase de actos, inclusive actos de dominio, contratos o convenios civiles, mercantiles, principales o de garantía, o de cualquier otra índole que estén permitidos por la Ley.

8. Corporación Geo no podrá llevar a cabo ningún tipo de negocios ni podrá contratar con sus accionistas ni con familiares de sus accionistas, así como tampoco con sus subsidiarias y/o afiliadas ni con los accionistas de éstas, sin la autorización previa del Consejo de Administración otorgada mediante resolución adoptada en una sesión de dicho Consejo.

Estrategia de Negocios

El objetivo de la Compañía consiste en proveer viviendas de interés social de alta calidad al menor precio posible, al tiempo que aumenta su participación de mercado nacional y expansión hacia mercados internacionales así como, maximizar la rentabilidad de su capital invertido y la generación de flujo libre de efectivo. De acuerdo con lo anterior y para lograr sus objetivos, la Compañía ha desarrollado la siguiente estrategia de negocios:

- *Enfoque al Mercado de la Vivienda de Interés Social.* La Compañía ha atendido exclusivamente al mercado de la vivienda de interés social en México desde 1973 y pretende seguir concentrando sus operaciones en este segmento. La Compañía continuará especializándose en desarrollos de vivienda de interés social mediante la inversión continua en tecnología y desarrollo, sistemas informáticos y capacitación que le permitirá mantener su liderazgo como desarrolladora de vivienda de interés social en México. Geo estima que la demanda de vivienda en los próximos años será mayor en este segmento y que la disponibilidad de financiamiento hipotecario aumentará de manera importante.

- *Inversión por parte de Terceros (outsourcing).* La estrategia de la Compañía consiste básicamente en la aportación de terrenos y/o urbanización por parte de dueños de terrenos o inversionistas. Esta estrategia se encuentra orientada a una disminución de la inversión en inventarios de terrenos y urbanización con el fin de liberar recursos y utilizarlos en otros procesos productivos, pagando éstos terrenos y/o urbanización hasta el momento en que se realiza la cobranza de las viviendas construidas en dichos terrenos.

- *Uso Eficiente del Capital de Trabajo.* Debido a que el negocio de promoción y construcción de vivienda tiene altos requerimientos de capital de trabajo, Geo considera que la administración eficiente del mismo es crucial para su operación eficiente. Durante 2000 y 2001, la administración de la Compañía centró sus esfuerzos en la consolidación de sus operaciones y en centrar el manejo financiero de la Compañía a una mayor generación de flujo libre de efectivo. Como un resultado de lo anterior, las cuentas por cobrar de la Compañía con relación a los ingresos pasaron de 67.1% en 1998 a 47.6% en 2002, lo cual significó una reducción aproximada en la cobranza de 2.4 meses de cartera. La administración procura reducir sus necesidades de capital de trabajo estableciendo niveles de producción acordes a la demanda de vivienda, minimizando el tiempo transcurrido entre la terminación de viviendas y la recuperación de los fondos provenientes de las instituciones de financiamiento hipotecario y mediante la planeación, construcción y venta de los conjuntos habitacionales por etapas, con el objeto de reinvertir los flujos generados por la cobranza de las viviendas correspondientes a las primeras etapas, en la construcción de etapas posteriores.

- *Administrar Eficientemente las Reservas Territoriales.* La estrategia de reservas territoriales de Geo está diseñada para contar con la máxima flexibilidad, al usar en forma eficiente su capital de trabajo y lograr economías de escala mediante la producción continua de vivienda. Su política consiste en adquirir reservas territoriales, mediante compra directa o outsourcing, dependiendo de la evaluación que realice de las condiciones y oportunidades del mercado en un momento determinado. La Compañía estima que la propiedad directa de las reservas territoriales le ofrece flexibilidad operativa y mejor control de costos, en tanto que el uso de outsourcing minimiza la cantidad de capital de trabajo invertido en terrenos. También procura adquirir terrenos ubicados en puntos estratégicos, a precios competitivos, y mantener reservas territoriales suficientes como para cubrir sus necesidades anticipadas de terrenos para los próximos 18 a 24 meses.



- *Crecimiento en la Participación de Mercado.* La Compañía considera que gracias a su amplia experiencia en la construcción de viviendas, su acceso a diversas fuentes de financiamiento y su fuerza de mercadotecnia, le permiten estar bien posicionada para aprovechar la consolidación continua en el sector de la promoción de vivienda en México. Se estima que tales factores deben permitirle, además, mantener su participación de mercado en términos del número de viviendas construidas y en la cantidad de compromisos de financiamiento hipotecario proporcionados por la SHF (antes Fovi), Infonavit y otras instituciones del sector de vivienda de interés social. A diciembre de 2002 Geo contaba con una participación del 9.1% dentro del sector de Interés Social.

- *Desarrollo de Proyectos con Financiamiento Hipotecario.* Históricamente, Geo ha mantenido buenas relaciones con diversas instituciones de financiamiento hipotecario, incluyendo Fondos Gubernamentales, Instituciones de Crédito y Sofoles. Debido a los altos costos de créditos puente hipotecario y la limitada disponibilidad de financiamiento hipotecario para compradores de bajos ingresos, la estrategia de Geo es iniciar la construcción de sus desarrollos sólo después de que la Compañía reciba una carta compromiso de los proveedores de créditos hipotecarios, para hacer disponible el crédito a los compradores calificados.

- *Diversificación de las Fuentes de Financiamiento.* La estrategia de la Compañía en este sentido consiste en seguir diversificando sus fuentes de financiamiento con el fin de maximizar su base de clientes y asegurar un desarrollo financiero sano. La Compañía a través de algunas de sus subsidiarias ha realizado tres bursatilizaciones de cuentas por cobrar en México, siendo el primer esquema de este tipo para una empresa desarrolladora de vivienda. La administración considera que este esquema le permitirá contar con mejores costos de fondeo, otorgarle mayor flexibilidad financiera y mejorar su estructura financiera.

- *Enfatizar la Calidad y Diseño de sus Viviendas.* Geo continua empleando filosofías de planeación y diseño que enfaticen elevados estándares de construcción y calidad de vida para los compradores de sus viviendas. La administración de la Compañía considera que su habilidad para entregar viviendas de calidad superior a precios competitivos constituye una de sus ventajas competitivas más importantes. Dentro de los nuevos diseños utilizados por la Compañía se encuentran el de "Vivienda Progresiva" para viviendas con opciones de crecimiento enfocada al sector de menores ingresos de la población y el de casas habitación en condominio, que actualmente sólo se utiliza en el Distrito Federal.

Principales Inversiones

Hasta el 31 de diciembre de 1995, Geo poseía el 55% de las acciones de Copromoción y Servicios Inmobiliarios del Bajío, S.A. de C.V. (hoy Diseño y Proyección de Vivienda, S.A. de C.V.), empresa dedicada a la promoción de vivienda de interés social que opera en las zonas de Querétaro y San Luis Potosí. En marzo de 1996, Geo adquirió el 45% restante de las acciones para incrementar su tenencia accionaria en esta empresa a 99.99% (ver *"Descripción del Negocio – Estructura Corporativa"*).

Adquisición de Subsidiaria

Con fecha 1° de diciembre de 1998, Geo adquirió el 99.99% de las acciones representativas del capital social de Fabricaciones Civiles e Industriales de la Laguna, S.A. de C.V. (Hoy Geo Laguna, S.A. de C.V.), mediante pago en especie de 1,078,422 acciones representativas del capital de social de Corporación Geo, a razón de $28.30 que

es el precio de cotización de apertura que tiene la acción de Geo en el mercado de valores a la fecha de firma del contrato de compraventa y cuyo importe total es similar al valor contable de la subsidiaria adquirida. Los vendedores de las acciones acordaron un precio de venta de $30.5 millones por la totalidad de 10,499 acciones, esto es $2,906.88 pesos por cada acción.

En el mes de marzo de 2000, el Consejo de Administración decidió vender parte de sus acciones de GEO/BEAZER, por lo que disminuyó su participación en el capital de dicha empresa del 60% al 51%, quedando el 49% restante en poder de BEAZER. Así mismo el mes de Junio, por acuerdo del Consejo de Administración de GeoBeazer, la sociedad o "Joint-Venture" con Beazer-Homes USA, se concretó la finalización de la obra en proceso y la liquidación total de la compañía.

Desincorporación de Subsidiaria

En 2002 la Compañía vendió el uno porciento de las acciones representativas del capital social de las subsidiarias Constructora Geosal, Inmobiliaria Geosal y Agrícola las Vizcachas. Hasta el 31 de diciembre de 2001, debido a que la Compañía mantenía control conjunto sobre las políticas de gobierno de dichas subsidiarias se utilizó el método de consolidación proporcional. Al 31 de diciembre de 2002, la inversión en esas subsidiarias se reconoce bajo el método de participación.

Inversiones en Acciones

En 2000, la Compañía participo con una tenencia del 9% de las acciones del Centro de Investigación y Documentación de la Casa, S.C., sociedad que tiene por objeto normar, verificar y certificar los materiales, productos, procesos, sistemas y otras actividades relacionadas con la industria de la construcción de vivienda de interés social, así como la emisión de normas mexicanas relacionadas con la calidad de materiales, productos y actividades, para la protección y orientación de los consumidores.

En 2001, la Compañía adquirió el 48% de las acciones de Ultima Comunicaciones, S.A. de C.V., empresa cuyo objeto consiste en el diseño, instalación, operación, compra, venta y arrendamiento de toda clase de redes de telecomunicaciones, así como toda clase de servicios que puedan proveerse a traves de dichas redes.

En 2001, la Compañía adquirió el 3% de las acciones de Destino Electrónico, S.A. de C.V., empresa de desarrollo e instalación de módulos de computación, acceso a internet y educación tecnológica.



DESCRIPCIÓN DEL NEGOCIO

Actividad Principal

Geo es una empresa promotora de conjuntos habitacionales totalmente integrada que participa en todos los aspectos de promoción, diseño, construcción y comercialización de proyectos de vivienda de interés social en México. La administración de la Compañía considera que es el desarrollador de viviendas de interés social más grande de Latinoamérica al operar en 19 estados de México en 32 ciudades, así como en Chile (en las ciudades de Santiago y Viña del Mar). Geo inició sus operaciones en 1973 y a la fecha ha construido más de 190,000 viviendas. Los proyectos de la Compañía varían en cuanto al número de viviendas desde 400 hasta 12,000 unidades, las cuales generalmente constan de dos pisos, en forma de casa o departamento de dos recámaras, dentro de un plan maestro para conjuntos habitacionales que generalmente incluyen instalaciones educativas, de esparcimiento y comerciales. Geo utiliza técnicas de diseño y construcción innovadoras, las cuales le han permitido reducir el tiempo de construcción y ofrecer viviendas de alta calidad a bajos precios. El precio de venta promedio de las viviendas entregadas por la Compañía durante 2002 fue de aproximadamente $226,970.

Desde el inicio de sus operaciones, la Compañía se ha posicionado como promotor de viviendas de interés social, realizando operaciones con el Infonavit. Durante el período comprendido entre 1973 y 1992, año en el cual el Infonavit reformó su ley orgánica, Geo promovía proyectos para el desarrollo de viviendas y obtenía contratos de diseño y construcción, principalmente. Por consiguiente, la mayor parte de las operaciones de Geo en ese período se abocaban a estas actividades como contratista del Infonavit y al desempeño de servicios adicionales, como la ubicación de terrenos adecuados y la construcción de infraestructura para proyectos de vivienda. En 1992, como parte de un plan integral para reformar la industria mexicana de vivienda, el Infonavit fue reestructurado para funcionar únicamente como proveedor de financiamiento hipotecario a trabajadores calificados, dejando los desarrollos y las demás actividades relacionadas al sector privado. Como resultado de esas reformas, la Compañía se consolidó como promotor de conjuntos habitacionales integrales. Debido a su experiencia previa en la promoción, diseño, construcción y comercialización, Geo ha podido aprovechar plenamente la reforma del Infonavit y se ha convertido en uno de los promotores de vivienda que utiliza el más alto volumen de créditos hipotecarios financiados por dicho Instituto.

Asimismo, la Compañía ha experimentado un fuerte crecimiento en el acceso a los créditos hipotecarios financiados por la Sociedad Hipotecaria Federal ("SHF"). Durante 2002, Infonavit, la SHF (antes Fovi) y Fovissste proporcionaron el 65%, 10% y 10%, respectivamente, del total de créditos hipotecarios para viviendas de interés social en México. En el año 2002 aproximadamente el 77% de las viviendas vendidas en México por Geo fueron adquiridas por compradores con créditos hipotecarios del Infonavit, mientras que el restante 23% provino de financiamientos otorgados por la SHF (antes Fovi) y por Fovissste. (ver *"– Información por Línea de Negocio y Zona Geográfica – Ventas por Fuente de Financiamiento Hipotecario"*).

La Compañía ha registrado un importante crecimiento en los últimos ocho años. Sus ingresos anuales totales pasaron de $2,139.7 millones en 1994, a $5,445.3 millones en 2002, dando como resultado un crecimiento anual compuesto del 12.4% en términos reales. Dicho crecimiento se debe principalmente al desarrollo de tecnologías de

diseño y construcción para grandes volúmenes de viviendas, instrumentados por la Compañía. Adicionalmente, Geo aprovechó la reforma del Infonavit, los aspectos demográficos del país, las políticas favorables de vivienda por parte del gobierno y la capitalización de la Compañía mediante ofertas públicas de capital para sustentar dicho crecimiento.

Al 31 de diciembre de 2002, las operaciones internacionales de la Compañía de concentran en Chile donde, a través de su subsidiaria Inversiones Geo Chile Limitada, posee una participación minoritaria en Constructora Geosal, S.A., Inmobiliaria Geosal, S.A. y Agrícola Las Vizcachas Limitada. Dado que las operaciones en Chile no representan un volumen importante, así como que los resultados de dichas operaciones solamente se reconocen bajo el método de participación, dichas operaciones internacionales no tienen efectos significativos en los resultados de operación, ni en la estructura financiera de la Compañía.

Operaciones

Adquisición de Terrenos

La Compañía tiene como objetivo el mantener una suficiente disponibilidad de terrenos para satisfacer los requerimientos estimados de proyectos de por lo menos 18 meses.

La Compañía ha desarrollado procedimientos específicos para adquirir terrenos y constantemente lleva a cabo análisis de mercados para determinar la demanda regional de vivienda de interés social. Para proceder a la compra de terrenos, la Compañía realiza una exhaustiva evaluación que incluye la situación legal del terreno, en donde se analiza: (i) la factibilidad de agua, drenaje y luz; (ii) vialidades; (iii) impacto urbano y ambiental; (iv) certificado y constancia de no afectación agraria; (v) suministro de agua; (vi) uso de suelo; (vii) densidades; y (viii) libertad de gravámenes. Adicionalmente, el proceso para la adquisición de la reserva territorial incluye: (i) el estudio de mercado que revele las preferencias del producto; (ii) la elaboración del anteproyecto para marcar las directrices de densidad, prototipos a edificar, infraestructura y urbanización del proyecto; (iii) la corrida financiera respectiva para determinar la rentabilidad en la inversión del terreno; (iv) las condiciones de compraventa del terreno; y (v) la autorización del Comité Ejecutivo de Corporación Geo. Una vez autorizada la compra del terreno, se procede a la escrituración del mismo y al pago de impuestos, dando seguimiento a los trámites relativos al traslado de dominio y a la inscripción en el Registro Público de la Propiedad.

Generalmente, Geo hipoteca los terrenos donde desarrollará sus proyectos para obtener los créditos puente para la construcción y desarrollo de cada proyecto. Los créditos se liquidan en el momento en que se escrituran las viviendas y, por tanto, se cancela la hipoteca o se substituye al acreedor.

Además de las compras directas, Geo tiene cuenta con "Outsourcing de Terrenos", se concretó una alianza con GE Capital, para la adquisición de terrenos destinados al desarrollo de conjuntos habitacionales de interés social, hasta por un monto de U.S. $25 millones de dólares y con un plazo de tres años. La primera operación bajo este acuerdo estratégico es una variante del esquema tradicional de "Outsourcing de Terrenos", en la que GEO vendió una parte de su más grande reserva territorial individual a GE Capital, bajo un compromiso de recompra futuro. Como parte del acuerdo, GEO se compromete a recomprar la reserva territorial bajo un calendario y montos preestablecidos cada seis meses por los próximos tres años, mientras que GE Capital se obliga a sólo vender la reserva territorial a GEO. Una tercera alternativa para la



compra de terrenos es mediante pagos diferidos, sistema bajo el cual la Compañía realiza el pago de un enganche inicial por el terreno y negocia el saldo con el dueño del mismo, con plazos variables para su liquidación dependiendo de la negociación que se realice con cada propietario en lo individual. La estrategia de Geo consiste en dar seguimiento permanente a las condiciones del mercado y mantener una política flexible con respecto a la opción de comprar los terrenos directamente.

La empresa se encuentra evaluando diferentes alternativas de nueva reserva territorial para presentar a GE Capital y continuar con el programa de "Outsourcing de Terrenos".

Ejecución del Proyecto Ejecutivo

La Compañía realiza una evaluación general del proyecto y define el plan maestro de obra que incluye: (i) la validación en costos de los prototipos a edificar; (ii) la siembra del conjunto en el terreno; (iii) el equipamiento general; y (iv) la revisión detallada del costeo del proyecto. Adicionalmente se inicia la elaboración del proyecto ejecutivo, el cual contempla: (i) el diseño de prototipos a edificar bajo la normatividad estatal y federal correspondiente; (ii) el despiece de muros y componentes del prototipo para su costeo y optimización de los prototipos a edificar; (iii) los planos secuenciales que indican la secuencia de obra; (iv) la siembra del conjunto en el terreno; (v) los proyectos de ingeniería urbana para urbanización interna e infraestructura; y (vi) el equipamiento general (escuelas, locales comerciales, unidad médica y espacios exteriores).

Gestión de la Promoción

Incluye la gestión de la compra de terrenos, conforme a lo mencionado anteriormente, así como la obtención de las licencias y trámites necesarios para el inicio, proceso y terminación de obras; la obtención de compromisos de créditos hipotecarios; la obtención de los créditos puente para capital de trabajo y el análisis de corridas financieras y flujo de efectivo.

Diseño

La Compañía utiliza técnicas de diseño y construcción propias, las cuales le han permitido reducir el tiempo de construcción y ofrecer viviendas de alta calidad a precios competitivos, constituyendo una de sus ventajas competitivas más significativas frente a sus competidores. La Compañía cuenta con tres familias de prototipos de viviendas, adaptados a las necesidades y requerimientos de cada localidad.

El equipo de planta de arquitectos e ingenieros de la Compañía complementa su capacitación y experiencia en diseño y funcionalidad urbana con extensos estudios sobre cuestiones sociales, económicas y ecológicas e investigación de mercado, incluyendo la demanda regional y preferencias del cliente.

Actualmente, la Compañía basa el diseño de sus proyectos habitacionales en un sistema sobre el cual tiene reconocimiento nacional e internacional: "La Morada" y "La Morada II". "La Morada" es un sistema de construcción integral basado en principios de diseño y construcción modular, el cual permite a Geo maximizar básicamente, el número de casas en condominio de dos niveles dentro de un área determinada. "La Morada II", es un proyecto realizado conjuntamente con la Universidad de Harvard, que inició su aplicación en 1996, basado en el mismo concepto de "La Morada", pero que contempla la posibilidad de crecimiento futuro en sus áreas de construcción. "La Morada" y "La Morada II", están diseñadas para controlar la calendarización, los costos y la calidad de la construcción a lo largo de las diferentes etapas del desarrollo

de un proyecto habitacional. Con "La Morada", las casas en condominio de por lo menos dos habitaciones, baño, sala, comedor y cocina se construyen en claustros de 50 a 70 unidades, cada claustro tiene un área verde y estacionamiento de uso común, además de tener control de vigilancia y una administración organizada de los condóminos. Geo ha determinado que este tipo de diseño promueve el mantenimiento y cuidado de las áreas de uso común, además de cumplir con las preferencias de los clientes relativas al desarrollo horizontal comparado con las estructuras verticales de edificios altos. Además, las viviendas individuales tienen la flexibilidad de adaptación interna para adecuarse a las necesidades de cualquier familia y de poder ser ampliada por el propietario. Con los sistemas de "La Morada" y "La Morada II", Geo puede lograr la misma densidad habitacional que con desarrollos en edificios altos tradicionales, con estándares superiores que ofrecen mejor calidad de vida y seguridad a sus habitantes.

La administración de la Compañía considera que sus sistemas globales de diseño y planeación, los cuales reducen de manera importante los costos, constituyen unas de las principales ventajas competitivas de Geo. La Compañía continuamente invierte en investigación y desarrollo de sistemas de diseño y planeación. Adicionalmente, la Compañía invierte recursos en programas de investigación y desarrollo, así como en sistemas de diseño, construcción y tecnología para reducir los costos de construcción, lo que estima le ha permitido tener acceso a un segmento más amplio del mercado de la vivienda de interés social.

Ejecución de Obra y Construcción

La ejecución de obra incluye la revisión del proyecto ejecutivo, el desarrollo del plan estático (p.ej. talleres, rutas de tiempo y movimiento de maquinaria, el plan de obra general y ruta crítica) y del plan dinámico (p.ej. mano de obra, maquinaria, suministros de proveedores y suministros internos), el trazo general de la obra, la edificación, equipamientos e infraestructura y urbanización. Asimismo, las oficinas corporativas de la Compañía dirigen los avances de trabajo entre el área comercial, área de producción y el área de titulación para coordinar el ritmo del negocio.

Las viviendas desarrolladas por Geo son construidas de mampostería reforzada con bloques de concreto y lozas formadas por paneles con aislamiento termoacústico integral y una capa de compresión de concreto colado en dicho lugar. La Compañía fabrica bloques de concreto en el sitio de la construcción resultando más económico, utilizando su propio equipo portátil y eliminando así muchos problemas de abastecimiento y transporte. Adicionalmente, Geo prefabrica otros componentes tales como escaleras, registros, lavaderos, adoquines y sistemas de plomería, que son transportadas al lugar de la construcción. La administración de la Compañía considera que la tecnología de prefabricación reduce significativamente los costos y tiempos de construcción, permitiendo a Geo consolidar su posición en el mercado.

A partir de 1996, Geo instituyó en sus procesos de construcción el concepto de "Fábrica de Casas", el cual consiste en realizar una producción continua de grupos de vivienda, semejando a una fábrica. La administración de la Compañía considera que mediante este proceso le permite: (i) disminuir los tiempos de titulación de las viviendas y su cobranza; (ii) disminuir el apalancamiento y tiempos de uso de créditos puente; (iii) disminuir considerablemente la ciclicidad en ventas; incrementar la rapidez en la producción de vivienda; y (iv) optimizar los recursos financieros, humanos y materiales.



Seguimiento y Control de Obra

El departamento de obra de cada una de las subsidiarias de Corporación Geo se encarga de dar cumplimiento y seguimiento a los programas establecidos en tiempo y costo, conforme al plan maestro de obra. Asimismo, las áreas administrativas dan seguimiento a los programas de flujo, el departamento de control de calidad verifica el cumplimiento de los estándares establecidos y el área de diseño vigila el cumplimiento al proyecto y soluciona imprevistos.

Seguros Sobre la Construcción

Al contratar un crédito puente hipotecario para la construcción, la Compañía se ve obligada a contratar un seguro de obra civil en construcción por los daños que pudieran sufrir los inmuebles hipotecados, que ampare fenómenos naturales, huelgas y alborotos populares, naves aéreas y vehículos, y daños causados directamente por la Compañía en el curso de la ejecución de las operaciones llevadas a cabo con el propósito de dar cumplimiento a sus obligaciones, entre otros, por una suma igual al valor que se estime por la parte destructible de los inmuebles hipotecados o del valor de las construcciones y elementos accesorios. Este seguro estará vigente durante el tiempo en que permanezca insoluto el adeudo, sea en todo o en parte. La suma asegurada de daños será ajustada cada 6 meses a partir de la fecha de firma del contrato de compraventa. En los contratos derivados por la contratación de un crédito hipotecario queda entendido que en las pólizas de seguro respectivas se designará como primer beneficiario a la institución que proporciona el financiamiento. La vigencia del seguro es la misma vigencia del crédito puente hipotecario.

Fianzas a Estados y Municipios

La Compañía paga dos tipos de fianza para la realización de sus actividades: (i) fianza por cada proyecto a favor del gobierno de cada estado para garantizar el cumplimiento de terminación de los trabajos de urbanización y equipamiento, la cual puede ser desde el 30% hasta el 100% del costo de obra de la urbanización y equipamiento dependiendo de las regulaciones de cada estado; y (ii) fianza por cada proyecto a favor de cada municipio para garantizar el correcto funcionamiento de las obras de urbanización y equipamiento, la cual puede ser desde el 10% hasta el 30% del costo de obra de la urbanización y equipamiento dependiendo de las regulaciones de cada estado y su vigencia puede llegar hasta 2 años después de la terminación de las obras descritas.

Materiales y Proveedores; Mano de Obra

Parte de la estrategia de Geo para mantener el costo bajo de sus viviendas, consiste en ejercer un control estricto de los costos de los materiales de construcción y mano de obra.

Geo contrata a los principales proveedores de materiales básicos utilizados en la construcción de unidades habitacionales, incluyendo cemento, bloques, ventanas, puertas y tejas de techo, así como diversos proveedores menores para los materiales de construcción adicionales requeridos. La Compañía tiene convenios a largo plazo con proveedores de cemento, teja y poliestireno, así como con proveedores de ventanas, puertas y tejas, y ha celebrado contratos a corto plazo para el suministro de materiales adicionales, según sean requeridos en base a criterios de las necesidades para determinados proyectos habitacionales. Además de los materiales básicos de cemento, acero y los materiales de sus componentes prefabricados, Geo adquiere materiales complementarios de proveedores locales ubicados cerca de los sitios de construcción de sus proyectos habitacionales.

La Compañía contrata mano de obra local de cada región en la medida en que se requiera en los proyectos de vivienda específicos, adicional al personal con experiencia de Geo que ocupa puestos de supervisión y mano de obra debidamente entrenada en el sistema. En años anteriores, la Compañía no ha experimentado retrasos significativos en los proyectos construidos debido a escasez de materiales o problemas laborales.

Servicio al Cliente y Garantía

El departamento de servicio al cliente de cada subsidiaria de Corporación Geo participa en la inspección del control de calidad de preventa, así como en la atención de las necesidades de postventa de los clientes. Previo a la venta, cada unidad es inspeccionada por personal de servicio al cliente y Geo realiza cualquier tipo de reparación requerida. La administración de la Compañía considera que la participación del personal de servicio al cliente durante la construcción de la misma reduce los costos de reparación en la postventa y proporciona una mayor satisfacción al cliente con la calidad del producto y con la atención que se le brinda.

La Compañía proporciona una garantía de tres meses que cubre algunos defectos en los sistemas eléctrico y de plomería de las viviendas (excepto los defectos en aparatos, accesorios y equipo) y una garantía de un año que cubre vicios ocultos. La Compañía establece una reserva de aproximadamente el 0.5% del precio de venta de la vivienda para cubrir gastos de garantía y servicio. La experiencia de Geo es que tales gastos de garantía generalmente se ubican dentro de la cantidad establecida para dicha reserva.

Mercadotecnia y Ventas

La Compañía vende sus viviendas por medio de un equipo de mercadotecnia a nivel nacional integrado por 800 personas, empleadas por las subsidiarias, quienes trabajan sobre la base de sueldo más comisiones.

Geo inicia sus actividades de mercadotecnia simultáneamente al comenzar un desarrollo habitacional. Las oficinas de ventas de cada subsidiaria incluyen cuatro departamentos principales: un departamento de información para clientes potenciales, un departamento de ventas, un departamento de titulación y un departamento de relaciones con el cliente (postventa), encargado de entregar físicamente la unidad al propietario, atender y supervisar la corrección de cualquier reclamación por parte del cliente y de instituir y organizar las asociaciones de condóminos dentro de cada desarrollo, así como de entregar a la asociación todas las áreas comunes.

La Compañía mantiene un presupuesto para publicidad y promoción, el cual representa aproximadamente el 4.5% del costo de cada proyecto. Geo normalmente diseña, construye, amuebla y decora una casa muestra para cada proyecto y mantiene una oficina de ventas en el sitio, al igual que una oficina de ventas central en cada área regional de operación. Además, la Compañía también comercializa sus unidades habitacionales por medio de la presentación de venta en grupo a los trabajadores de empresas en general, a través de cámaras y confederaciones de la iniciativa privada, así como organizaciones laborales.

Financiamiento al Cliente

La Compañía no proporciona crédito hipotecario a sus clientes pero gestiona y tramita por ellos la obtención del mismo.



En el caso de las viviendas para las cuales la Compañía ha recibido un compromiso del Infonavit, Geo localiza clientes potenciales elegibles y tramita, por cuenta de éstos, los créditos hipotecarios en cuestión. La Compañía presenta la solicitud y documentación necesaria al proveedor de créditos hipotecarios y, en caso de ser aprobada, celebra un contrato de compraventa con el cliente. Las viviendas para las cuales la Compañía haya recibido compromisos para proporcionar financiamiento hipotecario del Infonavit a compradores calificados, se deberán vender a los participantes del Infonavit, aunque en ciertas circunstancias Geo puede reubicar dichas viviendas.

En el caso de los conjuntos habitacionales para los cuales Geo ya recibió un compromiso de la SHF (antes Fovi), la Compañía localiza un comprador calificado y tramita, por cuenta de éste, el crédito hipotecario. Geo recibe una carta de intención de compra, por parte del comprador, y entrega la solicitud de financiamiento y documentación necesaria a la Sofol o a la institución de crédito que otorga el crédito hipotecario, que a su vez es responsable de la aprobación del crédito del comprador. En caso de ser aprobada la solicitud, la Compañía celebra un contrato de compraventa con el cliente.

El enganche que el cliente tiene que pagar es la cantidad igual a la diferencia entre el precio de venta de la vivienda y la cantidad del crédito hipotecario que se le aprueba. Generalmente, al momento de la venta, se establece un calendario de pagos entre la Compañía y el cliente de tal manera que el enganche sea totalmente cubierto al momento de la entrega.

Adicionalmente, la Compañía lanzó al mercado un nuevo concepto denominado "Geofácil" el cual tiene como objetivo generar ventas de corto, mediano y largo plazo. Bajo este esquema los clientes integran el pago de su enganche de acuerdo a su capacidad de pago a plazos de entre 6 y 36 meses con la garantía de que, si durante el plazo estipulado mantienen su perfil de crédito, la Sofol correspondiente garantiza el otorgamiento del crédito hipotecario. El importe de estos pagos es invertido en un fondo de inversión a nombre de cada cliente, a mayores tasas de rendimiento que las que obtendrían los clientes por otro posible medio de inversión. Los rendimientos obtenidos se consideran parte del enganche y, por tanto, reducen el plazo real en el cual el cliente integra el mismo. Por otra parte, con este esquema se ataca también el segmento de la economía informal, el cual no es atendido por las instituciones de crédito tradicionales. Para estos efectos se han firmado convenios con las Sofoles en los cuales, si dichos clientes cumplen puntualmente con su pago de enganche (el cual deberá ser por un importe equivalente a la mensualidad que pagarían una vez obtenido el crédito hipotecario), durante un plazo previamente establecido, serán sujetos al otorgamiento de un crédito hipotecario.

Obra en Proceso

Del total del inventario al 31 de diciembre de 2002, por $1,632.5 millones, el 50% corresponde a reservas de terrenos futuras (ver cuadro de "Reserva Territorial"), el resto de la obra en proceso se encuentra distribuido entre aproximadamente 170 proyectos.

Canales de Distribución

Con el objeto de promover la captación de un mayor número de clientes, en 1996 se introdujo el concepto de "Macrocentros de Venta", mismos que realizan las actividades de información, promoción y titulación. Actualmente, Geo opera 9 "Macrocentros de Venta", localizados en el Valle de México, Tampico, Acapulco, Veracruz, Puebla, Jalisco, Monterrey y Torreón. Dichos "Macrocentros de Venta" cuentan con una capacidad para atender a 360,000 personas en promedio de forma anual.

El concepto de “Macrocentros de Venta” permite a los clientes observar la calidad de las viviendas y los diferentes prototipos de viviendas adecuados a la capacidad y gustos particulares del cliente, incentivando fuertemente el interés a comprar una vivienda.

Principales Clientes

Por la naturaleza de los productos que ofrece, las operaciones comerciales de la Compañía se centran en la atención al público en general, representado por personas que desean adquirir una vivienda. Dichos clientes, en su mayoría, requieren de la obtención de un financiamiento hipotecario, a traves de la banca, sofoles, o de los organismos que tradicionalmente otorgan créditos hipotecarios (Infonavit, SHF, Fovissste). Es por ello que no existe una concentración o dependencia importante hacia un cliente determinado.

Patentes, Licencias, Marcas y Otros Contratos

La Compañía utiliza las marcas comerciales siguientes, “Casas Geo” en proceso de registro y “Geofácil” registrada ante el Instituto Mexicano de la Propiedad Industrial, para el programa de pago de enganches anteriormente descrito.

Los contratos relevantes que ha firmado la compañía en los últimos dos años son los siguientes:

Convenio de Colaboración GEO-Infonavit

Convenio mediante el cual INFONAVIT y GEO unen esfuerzos para delinear los términos, condiciones y mecánica de operación del programa “Geofácil”, con la finalidad de dotar a los derechohabientes del INFONAVIT de un instrumento que les permita acceder a un crédito para adquisición de vivienda al amparo del Programa “BINOMIO AHORRO HOGAR”. El ejercicio de éstos créditos será de 2,000 por año. El Programa “BINOMIO AHORRO HOGAR” tiene la finalidad de beneficiar mediante el otorgamiento de un crédito, a derechohabientes que durante un plazo establecido realicen ahorros, con el objeto de potenciar los recursos del Infonavit. Este acuerdo tiene vigencia indefinida.

Convenio de Colaboración “CONCAMIN” – GEO

En este convenio GEO se compromete a promover y hacer el seguimiento necesario para la firma de un convenio de colaboración CONCAMIN-INFONAVIT, con el propósito de obtener un paquete de 10,000 créditos para vivienda, a través del Programa “BINOMIO AHORRO HOGAR” actualmente existente en el INFONAVIT. Para la realización de este convenio CONCAMIN se compromete a reconocer a GEO como su representante y facultarlo para promover 6,000 créditos de los 10,000 que autorice en INFONAVIT, así como facilitarle a GEO la comunicación ante las empresas o patrones asociados a la Cámara.

Convenio de GEO con Varias Empresas del Sector de la Construcción

Cemex: Acuerdo de desarrollo tecnológico, condiciones preferenciales de precio y crédito; asesoría y capacitación y publicidad compartida.



Polioles: Acuerdo de desarrollo tecnológico para el diseño y producción de bovedilla de poliestireno, asesoría y capacitación y condiciones preferenciales de precio y crédito.

Lamosa: Apoyo tecnológico, y capacitación; condiciones preferenciales de precio y crédito.

Industrial Bloquera Mexicana: Desarrollo de productos, condiciones preferenciales y de precio y capacitación.

Mexicana de Laminación: Asesoría técnica, desarrollo de productos y condiciones preferenciales de precio.

Ventanas de Aluminio Valsa: Desarrollo de productos, capacitación y condiciones de precio.

Cuprum: Desarollo de producto, capacitación y condiciones de precio.

Eureka y Mexalit: Desarrollo de producto, condiciones de precio, instalación y capacitación así como asesoría técnica.

Grupo Collado: Condiciones preferenciales de precio y crédito en cuanto a la varilla y aceros.

Legislación Aplicable y Situación Tributaria

Generalidades

Muchos aspectos de las operaciones de la Compañía están sujetos a regulaciones federales, estatales y municipales. En general, las actividades de la Compañía en México están sujetas a: (i) la Ley General de Asentamientos Humanos, que rige el desarrollo urbano, la planeación y la zonificación. Los gobiernos estatales por mandato constitucional tienen, a su vez, la facultad de promulgar leyes de desarrollo urbano en sus áreas de competencia; (ii) la Ley Federal de Vivienda, que norma la coordinación entre las entidades federativas y los municipios, por un lado, y el sector privado por el otro, a fin de operar el sistema nacional de vivienda con el objeto de establecer y regular la vivienda de interés social; (iii) las Leyes de Desarrollo Urbano del Distrito Federal y de los Estados; (iv) los Reglamentos de Construcción y de Zonificación del Distrito Federal y de los diferentes Estados, que rigen la construcción de viviendas y las bases para la zonificación, incluyendo los permisos y las licencias correspondientes; (v) los planes de desarrollo urbano estatales o municipales que determinan la zonificación local y los requerimientos del uso de suelo; y (vi) la Ley del Infonavit, que establece que el financiamiento para la construcción sólo se otorgue a constructoras registradas ante el Infonavit que participen en un proceso de licitación pública.

Desempeño Ambiental

Las operaciones de la Compañía, por su naturaleza, no son consideradas como contaminantes, sin embargo están sujetas tanto a la Ley General del Equilibrio Ecológico y la Protección al Ambiente y a sus reglamentos, así como a la Ley de Aguas Nacionales y su reglamento (las "Leyes Ambientales"), con respecto a asuntos de competencia federal, como son el impacto ambiental de nuevos asentamientos humanos, la protección de especies en peligro de extinción, los residuos peligrosos, las emisión de humos y polvos, la contaminación del suelo, el suministro de agua nacional y descargas

a cuerpos de agua nacional. La aplicación de las Leyes Ambientales es responsabilidad de la Secretaría de Medio Ambiente, Recursos Naturales y Pesca a través del Instituto Nacional de Ecología, la Procuraduría Federal de Protección al Ambiente y la Comisión Nacional del Agua. Las leyes y reglamentos ambientales estatales y municipales (las "Leyes Ambientales Locales") regulan los asuntos locales como el suministro de la red local de agua, las descargas a los sistemas de drenaje estatales o municipales. En general, el impacto ambiental de los conjuntos habitacionales debe ser aprobado por las autoridades ambientales locales a fin de obtener los permisos de uso de suelo y construcción. Las infracciones a las Leyes Ambientales Federales y Locales están sujetas a diversas sanciones que, dependiendo de la gravedad de la infracción, pueden consistir en (i) multas; (ii) arresto administrativo; (iii) clausura temporal o definitiva, total o parcial; (iv) suspensión o revocación de concesiones, licencias, permisos o autorizaciones.

Adicionalmente, en los casos previstos en el Código Penal Federal y los Códigos Penales Estatales, puede incurrirse en la comisión de delitos ambientales y en la aplicación de las sanciones respectivas.

Situación Tributaria

La Compañía y sus subsidiarias causan el impuesto sobre la renta e impuesto al activo en forma consolidada en la proporción en que la compañía controladora es propietaria de las acciones con derecho a voto de las subsidiarias. A partir del 1° de enero de 1999, los resultados fiscales de la subsidiaria se consolidan al 60% de la proporción antes mencionada. Los pagos provisionales de impuesto sobre la renta e impuesto al activo tanto de la compañía controladora como de sus subsidiarias se realiza como si no hubieran optado por la consolidación fiscal.

A partir de 1999, la tasa del impuesto sobre la renta aumenta del 34% al 35%, con la obligación de pagar el impuesto cada año a la tasa del 30% y el remanente al momento en que se distribuyan las utilidades.

Corporación Geo no cuenta con beneficios fiscales especiales derivados de su actividad o del sector.

Recursos Humanos

Al 31 de diciembre de 2002, la Compañía empleaba a 3,297 empleados de planta, de los cuales 44 eran personal ejecutivo. El número de trabajadores eventuales contratados por la Compañía, varía substancialmente y depende en gran medida del nivel de actividades de construcción de Geo, y fue de aproximadamente 6,316, mismos que eran sindicalizados. La Compañía mantiene buenas relaciones con sus empleados y nunca ha tenido conflictos o huelgas.

Las relaciones laborales con los trabajadores de la construcción se rigen por contratos colectivos de trabajo que se limitan a la duración del proyecto para el cual se les contrata. Estos contratos permiten modificar el número de trabajadores conforme se van terminando determinadas tareas, sin necesidad de indemnización y están sujetos a revisiones periódicas durante el transcurso del proyecto.

La Compañía mantiene programas de capacitación permanentes para todo su personal, orientados a la enseñanza y actualización en técnicas de producción, de ventas y de administración, principalmente.



La Compañía proporciona las prestaciones de ley que incluyen seguro social, aportación al fondo de ahorro para el retiro, aportación al Infonavit, PTU y vacaciones pagadas. También brinda a sus funcionarios ciertas prestaciones adicionales, como seguro de vida y seguros de gastos médicos mayores.

En 1997, se aprobó la adopción de un plan de incentivos mediante la emisión de 5.0 millones de acciones Serie "B" de la Compañía, las cuales fueron distribuidas a todos los empleados de la Compañía a través de obligaciones quirografarias forzosamente convertibles en acciones, teniendo por objeto alinear los intereses de los empleados con los de los accionistas de la Compañía y estimular a su personal para alcanzar los objetivos estratégicos y así continuar experimentando un nivel de crecimiento productivo.

El 20 de Septiembre del 2002, la Asamblea General Ordinaria de Accionistas aprobó la emisión de 2'954,283 acciones Serie "B", con objeto de dar continuidad al Programa de Acciones para Empleados

Información del Mercado y Ventajas Competitivas:
La Industria de Vivienda de Interés Social en México

Panorama General

La Compañía considera que la relativa juventud y los bajos ingresos de la población mexicana en general, además de la tasa de crecimiento de la población, contribuirán a una mayor demanda de vivienda de interés social. Aunque el mercado de vivienda de interés social en México ha crecido y tiene probabilidades de continuar con su expansión como resultado de dicha tendencia demográfica, existe una importante escasez de vivienda en el país.

Por otra parte, el mercado de vivienda de interés social en México se ha caracterizado por una significativa y limitada disponibilidad de financiamiento hipotecario para los trabajadores de bajos ingresos. El escaso financiamiento hipotecario, aunado a un crecimiento histórico poblacional muy rápido, ha traído como consecuencia un marcado déficit de vivienda de interés social. La Sedesol ha estimado que México experimenta un déficit aproximado de 6 millones de viviendas, adicionalmente se estima que, del parque habitacional existente, aproximadamente el 50% corresponde a viviendas que son inapropiadas (por ejemplo: de lámina, cartón, madera, etc., o las que requieren reparación o reposición). El déficit de vivienda de interés social se intensifica por el alto índice de crecimiento poblacional en las zonas urbanas, por el alto porcentaje de personas que se incorporan a la fuerza de trabajo y a la formación de nuevas familias. La Compañía considera que la demanda de vivienda de interés social junto con las políticas gubernamentales diseñadas para incrementar la disponibilidad de financiamiento hipotecario podrán incrementar la producción de vivienda de interés social en el futuro.

Las viviendas de interés social construidas por promotoras de conjuntos habitacionales generalmente se venden con financiamiento hipotecario. Estas viviendas están construidas con permisos oficiales, cuentan con todos los servicios urbanos y su terreno está registrado y escriturado al comprador. A fin de construir estas viviendas, las promotoras deben tener los terrenos adecuadamente delimitados, la infraestructura instalada, el financiamiento comprometido y el título de propiedad arreglado.

El mercado de viviendas construidas por promotoras depende de la disponibilidad de financiamiento hipotecario para el consumidor. Este mercado está altamente fragmentado y la mayoría de las promotoras operan localmente. La Compañía considera

que sólo cerca de 7 promotoras, incluyendo a Geo, tienen una presencia importante abarcando aproximadamente el 29.2% del mercado de vivienda de interés social en su conjunto. El restante son pequeños constructores que anualmente construyen de 1 a 50 viviendas.

Fuentes de Financiamiento para la Vivienda de Interés Social

Una parte fundamental en el mercado de la vivienda de interés social es la existencia de recursos para el otorgamiento de créditos hipotecarios destinados a la compra de ese tipo de vivienda. Actualmente los principales proveedores de créditos hipotecarios de interés social en México son el Infonavit, la SHF (antes Fovi) y el Fovissste. En el año 2002, del total de créditos hipotecarios proporcionados por el Infonavit, la SHF (antes Fovi) y el Fovissste, aproximadamente el 7.7%, 12.3% y 15% respectivamente, fueron otorgados a clientes de la Compañía. Durante el año 2002 el Infonavit proporcionó un total de 275,000 créditos hipotecarios, mientras que la SHF (antes Fovi) proporcionó 40,000 créditos hipotecarios y el Fovissste 42,000 créditos hipotecarios.

Infonavit

El Infonavit fue creado en 1972 por decreto publicado en el Diario Oficial de la Federación y es administrado por el Gobierno Federal, los sindicatos y el sector empresarial, como un fondo de vivienda en beneficio de los trabajadores. Como parte de la política del Gobierno para incrementar la oferta de vivienda de interés social y crear una economía abierta de mercado, Infonavit reformó su ley orgánica en 1992 para convertirse en una verdadera entidad de ahorro-préstamo, actuando solamente como un proveedor de créditos hipotecarios. Al otorgar créditos hipotecarios únicamente a empleados calificados, la salida del Infonavit del sector de desarrollo estimuló la actividad del sector privado. Al 31 de diciembre de 2002, el Infonavit contaba con aproximadamente 12.0 millones de derechohabientes, y a lo largo de su historia se estima ha proporcionado un total de 2.6 millones de créditos hipotecarios.

Desde su reforma en 1992, Infonavit ha operado primordialmente como un proveedor de créditos hipotecarios. Actualmente el Infonavit ofrece cuatro diferentes líneas de crédito. Bajo la Línea II, Infonavit otorga créditos hipotecarios a derechohabientes calificados que compran vivienda terminada. Infonavit además solicita propuestas para proyectos de vivienda para ser desarrollados bajo el programa Línea II y tras la aprobación de un proyecto, establece un acuerdo con el desarrollador mediante el cual éste se compromete a desarrollar y construir el proyecto y vender las viviendas a derechohabientes del Infonavit. Asimismo, el Instituto confirma al promotor, que ofrecerá créditos hipotecarios a derechohabientes calificados localizados por este último. Bajo las líneas de crédito adicionales del Infonavit, un derechohabiente calificado recibe un crédito hipotecario para construir en terrenos del propio derechohabiente (Línea III); reparación, ampliación o mejoras de habitaciones de una vivienda existente (Línea IV); o pago de deuda incurrida por la construcción, adquisición o remodelación de una vivienda (Línea V). La línea II constituye la mayor parte de las actividades del Infonavit, representando para los créditos otorgados en 2002, aproximadamente el 90.0% del total.

En agosto de 1999 se publicó la reglamentación para la aplicación del "Numeral 23", que consiste en que el Infonavit podrá otorgar a los promotores un pago parcial hasta por el 50% del monto del crédito otorgado a los derechohabientes, a cuenta del precio de venta de la vivienda, en una exhibición que se realizará cuando la vivienda alcance un avance de obra mínimo del 65%.



Un derechohabiente califica para un crédito de Infonavit de acuerdo con un sistema de puntuación. Los puntos se asignan por ingresos, edad, número de aportaciones bimestrales a favor del trabajador, dependientes económicos y saldo que mantenga el trabajador en su cuenta del Sistema de Ahorro para el Retiro ("SAR"), entre otros. Infonavit publica una tabla cada 2 meses con los puntos requeridos para obtener un crédito en cada región del país. La política actual asigna un mayor puntaje a la calidad y permanencia en el empleo (50%), y el resto (en partes iguales) a la capacidad económica del trabajador y a la aplicación del saldo de la subcuenta de vivienda. Los criterios para el otorgamiento de puntos pueden cambiar y ser modificados a discreción del Instituto.

Los fondos del Infonavit provienen de dos fuentes: (i) de las aportaciones patronales del 5% sobre el salario integrado de los trabajadores del sector empresarial; y (ii) de la recuperación de la cartera de los créditos otorgados, que en el presente año se ha agilizado en forma importante. Un crédito de Infonavit se denomina en pesos, se determina en veces salario mínimo y puede ser hasta por el 100% del valor de la vivienda (más los gastos administrativos asociados con el préstamo), a una tasa de interés que fluctúa entre el 4.0% y el 9.0% anual. El valor máximo del crédito para un derechohabiente calificado y el valor máximo de una vivienda que puede ser financiada es de 220 salarios mínimos. El plazo del préstamo es de hasta 30 años y la amortización se hace por una deducción directa de nómina, misma que se compone de la deducción del 25% realizada por el patrón directamente de la nómina del acreditado y la aportación obligatoria del 5% de su salario. En caso de que el acreditado pierda su empleo, el Infonavit otorga un año de gracia para hacer pagos y posteriormente el acreditado tendrá que hacer pagos directos al Infonavit en los mismos montos que antes se deducían de su sueldo. El desarrollador no tiene responsabilidad alguna respecto de los créditos hipotecarios otorgados por el Infonavit.

Durante 2002, el Consejo de Administración del INFONAVIT anunció cambios en su política de otorgamiento de créditos, incluyendo la aportación obligatoria de entre un 5% y un 10% de enganche a partir de Junio del 2003. Estos enganches serán de hasta el 5% para la clasificación de Vivienda Económica o de Interés Social Bajo, con precios por debajo de $150,000, y en el caso de la Vivienda Tradicional con valor por encima de los $150,001, se incrementarán de forma gradual desde 5% en junio del 2003, a 7.5% en enero del 2004 y hasta el 10% del valor de la vivienda a partir de enero del 2005.

Del mismo modo, el Instituto anunció también cambios en el mecanismo de solicitud de créditos, eliminando las convocatorias periódicas para dar lugar a la solicitud permanente de créditos, programa que había arrancado en el Estado de Nuevo León a inicios de año, muy exitosamente como prueba piloto y que se extendió después a otros Estados. Es decir, a partir de enero del 2003, los contribuyentes de INFONAVIT podrán solicitar el otorgamiento de un crédito de manera continua en cualquier época del año.

SHF (antes Fovi)

El Fovi fue creado en 1963 por el Gobierno Federal, a través de la Secretaría de Hacienda y Crédito Público ("SHCP"), como un fideicomiso en el Banco de México para promover la construcción de la vivienda para familias de recursos limitados. Su objetivo consiste en otorgar financiamiento hipotecario a compradores calificados por medio de instituciones de crédito y Sociedades Financieras de Objeto Limitado ("Sofoles") que administran el otorgamiento, operación y cobranza de créditos hipotecarios. Las Sofoles y las instituciones de crédito, operaban al 31 de diciembre de 2002, aproximadamente el 95.0% y 5.0%, respectivamente del programa del Fovi. El Fovi obtiene su

fondeo con recursos del Banco Mundial, créditos del Gobierno Federal y de la recuperación de su cartera.

En el año 2002 se crea la Sociedad Hipotecaria Federal (SHF), fiduciaria en el Fovi cuyo objetivo es el desarrollo de los mercado primarios y secundarios de crédito a la vivienda, mediante el otorgamiento de garantías destinadas a la construcción, adquisición y mejora de vivienda, preferentemente de interés social; al incremento de la capacidad productiva y desarrollo tecnológico relacionado con la vivienda, así como a los financiamientos relacionados con el equipamiento de los conjuntos habitacionales. Opera con intermediarios financieros que pueden ser Instituciones de Banca Múltiple, Instituciones de Seguros, Sociedades Financieras de Objeto Limitado y Fideicomisos de fomento económico que cuenten con la garantía del Gobierno Federal.

El financiamiento hipotecario de la SHF (antes Fovi) está disponible para varios segmentos del sector, representado por viviendas con valor de hasta 500,000 Udis.

Los préstamos hipotecarios de la SHF (antes Fovi) pueden ser por un monto entre el 80% y 90% del valor de la vivienda, dependiendo del valor de la misma y a plazos de hasta 25 años. Los préstamos se estructuran con tasas reales. Los pagos mensuales se ajustan con las variaciones del salario mínimo y representan entre el 25% y el 30% de los ingresos mensuales del acreditado. La Sofol o la institución de crédito operadora requiere que los acreditados paguen un enganche, que fluctúa entre 10% y 20% dependiendo del tipo de vivienda, y que es igual a la diferencia entre el monto del crédito hipotecario y el valor de la vivienda.

La SHF (antes Fovi) generalmente ofrece créditos hipotecarios a compradores de viviendas nuevas en desarrollos inmobiliarios. La solicitud de un crédito SHF (antes Fovi) es iniciada por el desarrollador de vivienda, quien a su vez realiza la solicitud ante una institución de crédito o una Sofol, con el fin de obtener en su caso, una aprobación técnica para un proyecto de vivienda y una carta de intención respecto de la operación de los créditos de la SHF (antes Fovi). Al recibir la aprobación técnica y la carta de intención, el desarrollador participa en una subasta a sobre cerrado y ofrece una puja que representa la cantidad que el desarrollador pagará a la SHF (antes Fovi) por los derechos de crédito a ser utilizados por los compradores. El desarrollador obtiene financiamiento para la construcción a tasas de mercado (generalmente del mismo intermediario que expidió la carta de intención) y simultáneamente comienza su venta. La institución de crédito o la Sofol es responsable de evaluar la solvencia del acreditado final y otorgar los préstamos. Una vez terminada la vivienda y entregada al comprador, la institución de crédito o la Sofol paga el valor unitario de la vivienda al desarrollador menos el enganche y los gastos de escrituración. La institución de crédito o la Sofol recibe fondeo de la SHF (antes Fovi) y otorga el crédito. Con la excepción de una garantía para la reparación de fallas técnicas y vicios ocultos en la construcción, hasta por un plazo de 3 meses contados a partir de la escrituración, el desarrollador no tiene compromiso alguno respecto del préstamo y del cliente.

La institución de crédito o la Sofol es responsable de evaluar la solvencia del acreditado y asume el riesgo de los créditos hipotecarios individuales, aunque la SHF (antes Fovi) absorberá 50% de los gastos y costos legales derivados del cobro o ejecución de los créditos hipotecarios vencidos. El posible comprador debe demostrar un ingreso mínimo igual a cuatro veces el monto de sus pagos mensuales derivados del crédito hipotecario. A la terminación y entrega de la vivienda al comprador, la institución de crédito o la Sofol le pagarán al desarrollador el crédito neto.



Fovissste

El Fovissste es el fondo gubernamental que financia créditos hipotecarios para los trabajadores del Estado. Fue creado en 1972 por reforma al artículo 123 constitucional, a la Ley del ISSSTE y a la Ley Federal de los Trabajadores al servicio del Estado, iniciando operaciones en enero de 1973. La fuente de fondeo del Fovissste proviene de aportaciones del Estado, equivalentes al 5% del sueldo de sus trabajadores, por recuperación de cartera hipotecaria y por los rendimientos de sus inversiones financieras. Actualmente cuenta con 2.0 millones de derechohabientes.

De acuerdo a las reglas para la operación de créditos de vivienda para sus derechohabientes, publicadas en el 2002, los créditos que otorga el Fovissste pueden ser aplicados a: (i) adquisición de viviendas nuevas o usadas, (ii) ampliación, (iii) reparación o mejora a vivienda, (iv) autoconstrucción y (v) pago de enganches cuando la vivienda no sea financiada por el Fovissste.

La calificación de los derechohabientes del Fovissste actualmente solo depende de dos factores;: (i) bimestres cotizados al instituto y (ii) número de dependientes económicos. Una vez inscritos los derechohabientes, se realiza un sorteo por entidad federativa y la asignación del número de créditos se realiza en función a la demanda histórica. Una vez realizado el sorteo se publica la lista de derechohabientes con crédito asignado y dicho crédito se formaliza a traves de las Sofoles. El plazo del préstamo es de hasta 30 años y la amortización se hace por una deducción directa de nómina del 30%.

Los créditos otorgados por Fovissste pueden ser hasta por un monto máximo de aproximadamente $418,000.00 con tasas de interés que fluctúan entre el 4.0% y 6.0% anual.

Competencia

El sector de la vivienda en México está sumamente fragmentado y en la actualidad existe un gran número de empresas que prestan servicios de construcción de conjuntos habitacionales. La mayor parte de ellas construyen proyectos de no más de cinco viviendas cada uno. Debido a la escasez de financiamiento hipotecario y préstamos para la construcción de vivienda, muy pocas empresas han podido alcanzar un tamaño considerable y desarrollar economías de escala significativas. La administración estima que la Compañía es el desarrollador de vivienda de interés social más grande de México en cuanto a unidades vendidas.

El principal mercado en el que participa Geo es el de la vivienda de interés social para personas de bajos ingresos, este mercado está enmarcado principalmente por cinco puntos que son: Parque Habitacional, Demanda, Oferta y disponibilidad de hipotecas.

Parque Habitacional: De acuerdo con el recuento de 2000 del INEGI, el parque habitacional está conformado de la siguiente manera, (i) 51% de las viviendas están construidas de concreto y el restante 49% con lámina, madera, cartón, etc. (ii) El 78.1% de las viviendas son propias y el 21.9% restante son viviendas no propias y (ii) el promedio de habitantes por vivienda es de 4.4 y se estima un déficit de aproximadamente 6 millones de unidades.

Demanda: Se estima que el 73% de la población requiere de vivienda nueva o substituir su vivienda actual. Un aspecto que influye directamente en el crecimiento de la demanda de vivienda son los rangos de edad de la población. En el recuento de 2000, el 70% de la población es menor a 34 años, por lo que se estima que en el corto y

mediano plazo un número importante de personas entrarán a la edad demandante de vivienda. Adicionalmente, según el recuento del INEGI de 2000, el 70% de la población ocupada recibe entre 1 y 10 salarios mínimos y es este el mercado que cuenta con las características para obtener un crédito de interés social.

Oferta: La oferta de vivienda está relacionada con el número de hipotecas ofrecidas al mercado; en 2002 se estima se ofertaron 420,000 viviendas de interés social y se espera que en los próximos 5 años la oferta tenga un crecimiento anual compuesto del 9%. Para el año 2003 se espera un crecimiento proyectado de la Industria de aproximadamente 26% comparado con el 2002, al pronosticarse una oferta total de 530,000 créditos hipotecarios

Competencia: Se estima que aproximadamente el 29.2% del mercado está en las 7 principales compañías del país, por lo que la mayoría de los desarrolladores o constructores operan solo en el ámbito local. La participación de mercado de Geo en relación con el otorgamiento de créditos fue aproximadamente del 9.3% en 2002

Los 10 principales desarrolladores de vivienda de interés social, en función al número de unidades vendidas en 2000 son:

1) Corporación Geo	6) CONDAK
2) SADASI	7) Consorcio Hogar
3) URBI	8) PICSA
4) Consorcio ARA	9) CAPRA
5) DEMET	10) SARE

Fuente: Elaboración propia con datos obtenidos de la BMV y Canadevi.

En 2002 se ofertaron aproximadamente 420,000 viviendas entre un estimado de 2,000 constructores y promotores, de los cuales se considera que aproximadamente 950 están registrados o afiliados a algún organismo de constructores o promotores inmobiliarios, siendo el diferencial pequeños constructores que anualmente construyen de 1 a 50 viviendas. La actividad del desarrollo inmobiliario implica por lo general un alto uso de capital de trabajo, por lo que las empresas que no están capitalizadas y/o no tienen fácil acceso al crédito son muy vulnerables a los cambios económicos que pueda sufrir el país. Adicionalmente la mayoría de los desarrolladores o constructores operan solo a nivel local, es decir que difícilmente tienen operaciones en más de dos localidades.

Hay muy pocas constructoras o promotoras extranjeras operando en México y ninguna de ellas tiene una participación importante en el mercado de vivienda de interés social. De conformidad con la Ley de Inversiones Extranjeras, las compañías constructoras internacionales pueden establecer subsidiarias dedicadas a la construcción de vivienda en México sin necesidades de aprobación previa, aunque se podría requerir autorización de la Comisión Federal de Competencia Económica en los términos de la Ley Federal de Competencia Económica y su reglamento.



Ventajas Competitivas

La Compañía considera que está bien posicionada para ser una participante líder en la promoción de vivienda de interés social en el país. La administración de la Compañía considera que sus fortalezas competitivas incluyen: (i) su especialización en este segmento de la industria; (ii) la utilización de técnicas innovadoras de diseño, construcción, tecnología y comercialización; (iii) su compromiso a la investigación y desarrollo; (iv) su énfasis en la eficiencia de costos y calidad en la construcción; (v) su expansión geográfica; (vi) su equipo de directivos con amplia experiencia y especialización; y (vii) su compromiso con el desarrollo de sus trabajadores. Los factores anteriores han contribuido al crecimiento de Geo, así como a su habilidad para expandir sus operaciones geográficamente.

Estructura Corporativa

Geo es una empresa controladora que consolida las operaciones de 28 empresas subsidiarias y 5 fideicomisos. La tabla siguiente muestra dichas empresas subsidiarias y fideicomisos, incluyendo el porcentaje de tenencia accionaria en cada una de ellas, al 31 de diciembre de 2002:

Empresas Subsidiarias	Porcentaje de Participación	Otras Empresas Subsidiarias y Asociaciones en Participación	Porcentaje de Participación
Geo Edificaciones, S.A. de C.V.	99.99%	Crelam, S.A. de C.V.	99.99%
Geo Hogares Ideales, S.A. de C.V.	99.99	Edificadora Sol, S.A. de C.V.	99.99
Geo Guerrero, S.A. de C.V.	99.99	Evitam, S.A. de C.V.	94.76
Geo Tampico, S.A. de C.V.	99.94	Geo Importex, S.A. de C.V.	99.88
Geo Baja California, S.A. de C.V.	99.99	Inmobiliaria Anso, S.A. de C.V.	99.99
Geo Morelos, S.A. de C.V.	99.99	Inmobiliaria Camar, S.A. de C.V.	99.99
Geo Reynosa, S.A. de C.V.	99.99	Inmobiliaria Jumáis, S.A. de C.V.	99.99
Geo Oaxaca, S.A. de C.V.	99.99	Lotes y Fraccionamientos, S.A. de C.V.	99.99
Geo Jalisco, S.A. de C.V.	99.99	Obras y Proyectos Coma, S.A. de C.V.	99.49
Geo Puebla, S.A. de C.V.	99.99	Inversiones Geo Chile Limitada	99.99
Geo Veracruz, S.A. de C.V.	99.99	Constructora Geosal, S.A.	49.00
Geo Laguna, S.A. de C.V.	99.99	Inmobiliaria Geosal, S.A.	49.00
Geo Guanajuato, S.A. de C.V.	99.99	Agrícola las Vizcachas Limitada	49.00
Geo Monterrey, S.A. de C.V.	96.63	Fideicomiso Nuevo Laredo	
Geo Hidalgo, S.A. de C.V.	99.99	Fideicomiso Los Arcos	
Geo D.F., S.A. de C.V.	99.40	Fideicomiso La Cima	
Diseño y Proyección de Vivienda, S.A. de C.V.	99.99	Fideicomiso Valle del Virrey	
		Fideicomiso Chilpancingo	

A través de sus oficinas corporativas, la Compañía centraliza las operaciones siguientes: (i) obtención de autorizaciones para la adquisición de terrenos y el desarrollo de proyectos; (ii) mantener las relaciones con el gobierno federal y los proveedores de financiamiento hipotecario; (iii) asignación de los recursos y compra de activos fijos; (iv) autorización para las compras de materiales; (v) manejo de tesorería; (vi) actividades de planeación y presupuesto; (vii) seguimiento de procedimientos legales; y (viii) auditoría interna.

La actividad principal de cada una de las subsidiarias y asociaciones en participación de la Compañía, es promover conjuntos habitacionales de forma totalmente integrada, participando en todos los aspectos de diseño, construcción y comercialización de proyectos de vivienda de interés social.

Descripción de los Principales Activos

Geo es dueño de sus oficinas corporativas y la mayor parte de las oficinas regionales de cada subsidiaria. Es propietaria de gran parte de su maquinaria y equipo de construcción. Al 31 de diciembre de 2002, el valor neto en libros de toda la maquinaria y equipo propiedad de Geo ascendió a $731.3 millones.

La integración del activo fijo neto al 31 de diciembre de 2002 es la siguiente:

Terrenos, Edificios y construcciones	$172.9
Maquinaria y equipo de construcción	$410.6
Equipo de transporte	$ 93.2
Equipo de oficina	$ 36.3
Equipo de cómputo	$ 18.3
Total	$731.3

Cifras en millones de pesos.

El activo más importante es el de maquinaria y equipo de construcción mismo que esta integrado por, maquinas como trascabos, volquetes, etc. de los cuales a nivel grupo se tienen más de 100 y todos son de características similares. Cabe mencionar que todos estos activos se encuentran debidamente asegurados.

Procesos Judiciales, Administrativos o Arbitrales

Geo enfrenta ciertos procedimientos legales que no se describen en el presente documento y que son inherentes al curso normal de su negocio. La administración de la Compañía no considera que las obligaciones relacionadas con tales procedimientos vayan a tener una repercusión adversa en la situación financiera o en los resultados de operación.

Eventos Recientes

1. El día 30 de Abril del 2002, CORPORACION GEO emitió un Pagaré de Mediano Plazo por un monto de $200,000,000.00 (DOSCIENTOS MILLONES DE PESOS 00/100 M.N.) a un plazo de 4.5 años con una calificación de "mxA" de Standard & Poor's. Los recursos obtenidos por dicha emisión fue utilizado para el pago de pasivos bancarios y/o bursátiles según la estrategia global de la empresa.

2. En el mes de septiembre de 2002 Corporación Geo, S.A. de C.V. recibió la segunda mejor calificación en los resultados evaluados por la empresa Management & Excellence en materia de Gobierno Corporativo y transparencia en Latinoamérica, obteniendo un resultado de B+aa, quedando solamente detrás de la cementera Cemex.



Management & Excellence, empresa especialista en la medición del riesgo financiero, de la gestión corporativa y del comportamiento ético, realiza una clasificación en Latinoamérica evaluando el grado de ética empresarial entre las mayores y más competitivas corporaciones en la región.

3. En el mes de Septiembre de 2002 Corporación Geo, obtuvo dos importantes reconocimientos por su Informe Anual 2001 en la décima sexta edición del certamen "The International ARC Awards" celebrado en la ciudad de Nueva York.

   Este certamen se realiza anualmente, y en esta ocasión Corporación GEO recibió dos medallas de Bronce por "Mejor Portada" y por "Mejor Diseño de Interiores y Desarrollo de Tema" por su informe anual 2001.

   El jurado calificador estuvo conformado por distinguidos ejecutivos de relación con inversionistas, ejecutivos financieros, escritores, diseñadores y fotógrafos, todos ellos pertenecientes a más de 60 prestigiosas agencias, corporaciones y conocidas firmas de diseño.

4. El mes de octubre 2002 Corporación Geo, resultó ganadora en 6 de 7 categorías durante la entrega del Premio Nacional de Vivienda 2002, siendo la única empresa que recibió más de un reconocimiento. El Premio Nacional de Vivienda 2002 fue organizado por el Consejo Nacional de Vivienda y tomó en cuenta toda la oferta de vivienda del año, incluyendo INFONAVIT, Sociedad Hipotecaria Federal, FOVISSSTE y Vivienda Media. Los conjuntos ganadores se obtuvieron con base a encuestas aplicadas directamente a los habitantes de cada desarrollo y a criterios técnicos evaluados por el jurado calificador conformado por integrantes del AMSOFOL, CONAFOVI, FONAHPO, IMCYC, INFONAVIT, ISSSTE, PROFECO y SEDESOL.

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IV. INFORMACIÓN FINANCIERA

INFORMACIÓN FINANCIERA SELECCIONADA

La tabla siguiente muestra información financiera selecta de la Compañía, derivada de los Estados Financieros. Dicha información debe ser leída en conjunto con los estados financieros y las notas a los mismos que se incluyen en este Prospecto. Los Estados Financieros se encuentran expresados en pesos constantes al 31 de diciembre de 2002 (ver *"Información General – Glosario de Términos y Definiciones – Presentación de la Información Financiera y Económica"*).

	Año terminado el 31 de diciembre					
	2000		2001		2002	
	$	%	$	%	$	%
Datos del Estado de Resultados:						
Ingresos	5,202,003	100.0%	4,978,538	100.0%	5,445,299	100.0%
Costos	3,869,227	74.4	3,681,640	74.0	4,018,073	73.8
Utilidad bruta	1,332,777	25.6	1,296,898	26.0	1,427,227	26.2
Gastos de operación	646,610	12.4	596,838	12.0	585,397	10.8
Utilidad de operación	686,166	13.2	700,060	14.1	841,830	15.5
Costo integral de financiamiento	354,847	6.8	243,091	4.9	234,141	4.3
Productos financieros	(27,460)	(0.5)	(45,940)	(0.9)	(31,892)	(0.6)
Gastos financieros	228,913	4.4	228,212	4.6	205,103	3.8
Pérdida cambiaria	7,298	0.1	(17,531)	(0.4)	4,572	0.1
Pérdida por posición monetaria	146,095	2.8	78,351	1.6	56,359	1.0
Otros gastos	6,361	0.1	11,524	0.2	12,943	0.2
Utilidad antes de provisiones	324,959	6.3	445,444	9.0	594,746	10.9
Provisiones	111,136	2.1	143,249	2.9	211,678	3.9
Operaciones discontinuadas	91,697	1.8	11,497	0.2	0	0.0
Interés minoritario	(42,208)	(0.8)	(5,973)	(0.1)	18,419	0.3
Utilidad neta consolidada	164,334	3.2	296,671	6.0	364,648	6.7
Datos del Balance (al fin del período):						
Efectivo e inversiones temporales	603,181		721,693		856,086	
Inventarios inmobiliarios(1)	1,860,962		1,655,733		1,632,465	
Activo circulante	5,318,711		4,875,399		5,086,924	
Activo total	6,409,222		6,253,725		6,435,528	
Instituciones de crédito	1,479,783		1,540,139		1,428,396	
Pasivo circulante	2,289,836		2,247,829		2,401,388	
Pasivo a largo plazo	978,320		924,388		739,702	
Pasivo total	3,995,924		3,740,782		3,740,793	
Capital contable	2,413,298		2,512,943		2,694,735	
Otra Información:						
Viviendas escrituradas (en unidades)	20,850		20,868		22,295	
UAFIDA(2)	1,011,143	19.44%	1,028,370	20.66%	1,170,911	21.50%
UAFIDA por acción(3)	10.1		10.2		11.7	
Utilidades por acción(3)	1.64		2.95		3.65	
Valor en libros(3)	24.0		25.01		26.95	
Rendimiento del capital contable(4)	6.8%		11.81%		13.53%	
Deuda total / Capital contable(5)	1.23		1.19		1.10	
Activo circulante / Pasivo circulante	2.32		2.21		2.12	
Número de empleados(6)	3,648		3,132		3,297	
Tasa de inflación(7)	8.96%		4.40%		5.70%	
Tipo de cambio(7)	9.6098		9.1695		10.4393	

(1) Representa principalmente construcciones en proceso de desarrollos inmobiliarios, terrenos en desarrollo, materiales para construcción y anticipos a proveedores
(2) Utilidad antes de gastos financieros, impuestos, depreciación y amortización.
(3) Utilizando 100,472,530 acciones para 2000; 100,458,430 para 2001 y 100,001,051 para 2002.
(4) Utilidad neta / Capital contable.
(5) La deuda total incluye instituciones de crédito, la porción circulante del pasivo a largo plazo, cuentas por pagar y deuda a largo plazo.
(6) Al final del período.
(7) *Fuente:* Banco de México.



INFORMACIÓN POR LÍNEA DE NEGOCIO Y ZONA GEOGRÁFICA

La tabla siguiente muestra información financiera selecta de las empresas subsidiarias de Corporación Geo, S.A. de C.V. que otorgan los avales a las emisiones que se realicen al amparo del Programa de Certificados Bursátiles, agrupadas por Zona Geográfica. La información financiera seleccionada se encuentra expresada en pesos constantes al 31 de diciembre de 2002 (ver *"Información General – Glosario de Términos y Definiciones – Presentación de la Información Financiera y Económica"*).

	Zona Centro		Zona Norte		Zona Sur	
	Año terminado el 31 de diciembre					
	2001	2002	2001	2002	2001	2002
Datos del Estado de Resultados:						
Ingresos	2,575,212	2,670,329	1,523,402	1,864,414	694,503	862,028
Utilidad bruta	723,771	658,350	292,056	555,878	153,784	197,571
Utilidad de operación	440,231	415,837	115,040	375,440	61,022	96,324
Utilidad neta	226,780	198,653	49,780	155,971	26,670	43,539
Datos del Balance (al fin del período):						
Efectivo e inversiones temporales	167,233	231,175	113,744	271,230	59,238	90,969
Inventarios inmobiliarios	855,139	806,800	578,076	596,545	242,699	213,663
Activo circulante	2,512,340	2,856,166	1,629,402	1,888,233	618,371	707,836
Activo total	3,222,887	3,194,556	1,931,560	2,070,418	755,931	824,138
Instituciones de crédito	874,647	455,996	443,387	459,142	139,428	139,572
Pasivo circulante	1,322,654	1,519,425	972,369	1,138,649	334,689	386,103
Pasivo a largo plazo	131,793	37,668	124	0	0	0
Pasivo total	2,332,097	2,108,818	1,152,533	1,219,190	348,057	399,333
Capital contable	890,790	1,085,737	779,027	851,228	407,873	424,804

El desarrollo y construcción de un conjunto habitacional comienza con la autorización a nivel federal, estatal o municipal del proyecto para dicha unidad. El proyecto se presenta a los proveedores de financiamiento hipotecario para su aprobación. En general, una vez que se han obtenido los compromisos de financiamiento hipotecario para un número suficiente de viviendas en un conjunto habitacional, Geo comienza la construcción de la infraestructura del conjunto habitacional (por ejemplo, instalación de drenaje, electricidad, agua, estacionamiento, construcción de caminos, etc.) y se inicia la mercadotecnia del proyecto (ver *"– Operaciones"*).

Conforme se reciben nuevas aprobaciones de compromisos para proporcionar financiamiento hipotecario a los clientes, éstos se suman a los compromisos de créditos hipotecarios (comúnmente denominados *"backlog"*). El compromiso de un crédito hipotecario permanece clasificado como parte del *backlog* durante el período de construcción y comercialización y mientras el posible comprador está tramitando la solicitud del crédito hipotecario. Cuando a un comprador potencial se le aprueba su financiamiento hipotecario y suscribe un contrato de compraventa con la Compañía, esta vivienda es removida del *backlog*.

El inventario de terrenos al 31 de diciembre de 2002, es equivalente a 85,085 viviendas, como consecuencia de la combinación de las reservas propias, opciones de compra y el esquema de "Outsourcing de terrenos", Geo controla una reserva territorial suficiente para más de tres años de producción, con bajo costo de oportunidad y un limitado riesgo de pertenencia. (ver *"Información Financiera – Comentarios y Análisis de la Administración sobre los Resultados de Operación y la Situación Financiera de la Compañía – Perspectivas e Información sobre Tendencias Recientes"*).

La tabla siguiente presenta información acerca de la participación en unidades vendidas registradas por la Compañía por zona geográfica, al 31 de diciembre de 2002:

	Viviendas Vendidas	
Zona Geográfica:	**Unidades**	**Porcentaje**
Valle de México[4]	11,025	40.7
Querétaro	1,482	5.5
Guerrero	985	3.7
Tamaulipas	2,160	8.0
Baja California	2,950	10.9
Morelos	320	1.2
Oaxaca	780	2.9
Jalisco	2,050	7.6
Veracruz	1,115	4.1
Puebla	1,150	4.2
Coahuila, Durango y Zacatecas	950	3.5
Guanajuato	365	1.3
Nuevo León	1,780	6.4
Total	27,112	100.0

La Compañía estima el número de viviendas que pueden construirse en un conjunto habitacional, según la formulación del plan para cada conjunto habitacional. Estas estimaciones se basan en una variedad de suposiciones, incluyendo la densidad permisible de viviendas, la reserva requerida en algunas construcciones y otros permisos, así como la demanda anticipada y disponibilidad de financiamiento hipotecario. La realización de los planes de desarrollo de Geo está sujeta a una variedad de situaciones inciertas, incluyendo las suposiciones descritas anteriormente. Por esta razón, la Compañía puede cambiar los planes en cualquier momento y, por tanto, no puede haber seguridad alguna de que en realidad se construirá el número de unidades estimadas originalmente.



Ventas por Fuente de Financiamiento Hipotecario. La estrategia de la Compañía consiste en obtener financiamiento hipotecario de una variedad de fuentes de financiamiento. La tabla siguiente muestra el volumen de ventas de viviendas de interés social en México y el desglose por fuente de financiamiento hipotecario para dichas unidades, por los períodos indicados:

	Año terminado el 31 de diciembre					
	2000		**2001**		**2002**	
	Viviendas	**%**	**Viviendas**	**%**	**Viviendas**	**%**
Financiado por:						
Infonavit	19,581	78.5	17,804	73.9	20,768	76.6
SHF (antes Fovi)	5,374	21.5	6,299	26.1	6,344	23.4
Total	24,955	100.0	24,103	100.0	27,112	100.0

Los desarrollos de vivienda promovidos por la Compañía, pueden ser vendidos indistintamente a sus clientes a través del programa del Infonavit o SHF (antes Fovi). Una mayor proporción de viviendas financiada por el Infonavit refleja una mayor promoción de dicho Instituto, por lo que la composición de ventas por fuente de financiamiento hipotecario no implica cambios significativos en las operaciones de la Compañía.

INFORME DE CRÉDITOS RELEVANTES

La tabla siguiente muestra aquellos pasivos que representan más del 2.0% del pasivo total de la Compañía, al 31 de diciembre de 2002:

	Importe	% del Pasivo Total
	(cifras en miles de pesos, excepto porcentajes)	
Tipo de Pasivo:		
Créditos quirografarios	135,452	3.6
Créditos puente hipotecarios	802,462	21.5
Papel comercial	88,138	2.4
Pagaré Mediano Plazo	300,000	8.0
Creditos para Terrenos	88,848	2.4
Proveedores	550,411	14.7
Proveedores de terrenos	232,844	6.2
Otros pasivos Circulantes[1]	203,233	5.4
Total pasivo circulante	2,401,388	64.2
Pagaré a Mediano Plazo	700,000	18.7
Provisión de ISR diferido	599,703	16.0
Otros pasivos Largo Plazo[1]	39,702	1.1
Total pasivo largo plazo	1,339,405	35.81
Pasivo total	3,740,793	100.0

(1) Integrado por otros pasivos que, en lo individual representan menos del 2.0% del pasivo total.
(2) Ver estados financieros al 31 de diciembre de 2002.



COMENTARIOS Y ANÁLISIS DE LA ADMINISTRACIÓN SOBRE LOS RESULTADOS DE OPERACIÓN Y SITUACIÓN FINANCIERA DE LA COMPAÑÍA

Reconocimiento de Ingresos

a. *Reconocimiento de Ingresos.* Los ingresos por desarrollos inmobiliarios se registran de acuerdo al método de "porciento de avance" considerando el número de unidades equivalentes en función de los costos incurridos en cada proyecto o desarrollo. Hasta el año anterior se calculaba con base en el porcentaje que los costos incurridos representaban del total de los costos estimados. Esta modificación no implica cambio alguno en la política del reconocimiento de ingresos, sino una adecuación en la forma de cálculo del avance.

Por los contratos de construcción los ingresos se reconocen igualmente conforme al método de "porcentaje de avance", con base en el porcentaje que los costos incurridos representan del total de los costos estimados.

La Compañía registra sus ingresos provenientes de desarrollos inmobiliarios, cuando se cumplan los requisitos siguientes, hasta por el total del número de unidades equivalentes producidas que estén vendidas:

I. Para venta a derechohabientes del INFONAVIT:

- Los proyectos han sido aprobados por el INFONAVIT en sus modalidades de paquetes línea II, subastas de financiamiento ganadas y cofinanciamientos.

- Cuando el derechohabiente comprador ha entregado su enganche (si es que se requiere).

- El derechohabiente ha firmado su contrato de compraventa.

- El derechohabiente ha presentado toda la documentación oficial requerida ante el INFONAVIT para el trámite de su crédito.

- Se ha comprobado que el derechohabiente ha obtenido la calificación mínima publicada en el Diario Oficial de la Federación correspondiente al período de que se trate.

Cumplidos los requisitos relacionados, se considera que la venta se ha realizado.

En base a la experiencia de la Compañía, se confirma que las solicitudes que son calificadas favorablemente por la Compañía y cumplen con todos requisitos, son aprobadas en un 97% por el INFONAVIT. Aquellas que son rechazadas, se sustituyen por las de otros derechohabientes cuya documentación ha sido presentada al INFONAVIT, dado que la Compañía los tiene en su cartera de clientes dada la gran demanda existente de vivienda.

Ia. Para venta a derechohabientes del INFONAVIT mediante el Sistema de Otorgamiento de Créditos (SOC), cuando se cumple lo siguiente:

- Los proyectos han sido aprobados por el INFONAVIT en sus modalidades de paquetes línea II, subastas de financiamiento ganadas.
- Cuando el comprador derechohabiente ha entregado su enganche (si es que se requiere).
- El derechohabiente ha firmado su contrato de compraventa.
- El derechohabiente aparece en la relación de ganadores que se publica de la subasta de créditos, en el entendido de que si la publicación se realiza dentro de los 45 días siguientes al cierre de la convocatoria de inscripción para la subasta de créditos, o de la fecha de la última entrega de candidatos, se considerará que las ventas se realizaron en el mes en que se cerró la convocatoria o que se entregó la última relación de candidatos.
- Que el monto del crédito del cliente sea razonable y pueda razonablemente esperarse el cobro de la vivienda, tomando en consideración el "crédito estimado en número de veces de salario mínimo (V.S.M.)" que se publica o el proyectado por la Compañía, y en su caso considerando que el cliente entregue la diferencia.

II. Para venta a clientes con crédito bancario "FOVI"; se registra el ingreso cuando se ha cumplido con los requisitos siguientes:

- Tener ganada una subasta Fovi, y estar vigente a la fecha.
- Que la Compañía realice una revisión y evaluación del cliente, a efecto de comprobar que es sujeto de crédito en calidad y monto.
- Obtener del banco o Sociedad Financiera de Objeto Limitado (SOFOL) carta en donde conste que el cliente ha sido sujeto a una investigación de referencias bancarias y el resultado haya sido favorable, por lo que obtiene una carta de "Preautorización".
- El cliente debe haber pagado parcial o totalmente su enganche, y que la diferencia se documente.
- Que se haya celebrado un contrato de compraventa con el cliente, y quede debidamente firmado.
- Tener integrado el expediente del cliente con toda la documentación solicitada por el banco o SOFOL.
- El expediente deberá ser entregado al banco o SOFOL dentro de los 45 días naturales siguientes a la obtención de la carta de preautorización, a efecto de tramitar y obtener la autorización definitiva del crédito del cliente.

III. Para venta con hipoteca "FOVI" mediante subasta con crédito Bancomer; se registra el ingreso:

- Cuando el comprador ha entregado su enganche a la institución financiera y ésta a su vez ha liquidado el valor total de la vivienda a la Compañía.



IV. Para venta a clientes con crédito bancario "FOVI" mediante el Programa Especial de Créditos (PEC); se registra el ingreso cuando se han cumplido con los requisitos siguientes:

- Tener ganada una subasta FOVI para el PEC, y estar vigente a la fecha.
- Que se haya celebrado con un contrato de compraventa con el cliente.
- Tener copia de la solicitud de inscripción al concurso de enganches por parte del cliente, en donde se especifica el monto del enganche depositado por el mismo. Este enganche depositado en el banco o SOFOL se entregará a la Compañía al momento de la escrituración de la vivienda.
- Tener copia de la carta de confirmación que expide el banco o SOFOL, en donde se acredite que el cliente tiene asignado el derecho sobre un crédito individual de alguna de las promociones de la Compañía por resultar ganador del concurso.
- Tener acuse de recibo al entregar la solicitud de crédito y el expediente del cliente al banco o SOFOL dentro de los 10 días hábiles siguientes a la publicación u obtención de la carta de confirmación de ganadores (a efecto de obtener la autorización definitiva del crédito); en caso de que no se cumpla con este requisito dentro del plazo estipulado, se cancelará el derecho del crédito individual del cliente por parte de FOVI.

V. Para venta a clientes del sector público "FOVISSSTE" se registra el ingreso cuando se han cumplido con los requisitos siguientes:

- Contar con el número de registro del paquete de vivienda terminada aprobado por el Comité FOVISSSTE, así como el recibo de pago que equivale al 0.07% del valor de la vivienda.
- El derechohabiente ha firmado su contrato de compra venta.
- Contar con la publicación de ganadores en donde el cliente resultó seleccionado.
- Que el monto de crédito del cliente sea razonable y pueda razonablemente esperarse el cobro de la vivienda, tomando en consideración el crédito estimado en número de veces de salario mínimo (V.S.M.) que se publica o el proyectado por la compañía y en su caso considerando que el cliente entregue la diferencia.
- El expediente deberá ser entregado al banco o Sofol y/o FOVISSSTE, dentro de los 45 días naturales siguientes a la publicación de ganadores, a efecto de tramitar y obtener el Certificado de Crédito Hipotecario para la vivienda terminada del cliente, expedida por dicha institución o por el FOVISSSTE.

Para efectos contables, las cuentas por cobrar se registran en el balance de la Compañía en función al avance de inversión del proyecto. Al 31 de diciembre de 2002, la Compañía registraba en su balance un saldo neto de cuentas por cobrar de $2,593.1 millones. Las cuentas por cobrar se hacen líquidas una vez que al cliente se le ha otorgado el crédito hipotecario, se firman las escrituras correspondientes y se reciben los recursos por parte del Infonavit o SHF (antes Fovi).

Depreciación

Inmuebles, Maquinaria y Equipo. Las erogaciones por edificios, maquinaria y equipo, incluyendo mejoras que tienen el efecto de aumentar el valor del activo se capitalizan. Estas inversiones se actualizan por el método de ajuste por cambios en el nivel general de precios utilizando el INPC. La maquinaria y equipo de origen extranjero de las subsidiarias mexicanas se actualiza aplicando al valor de los activos en moneda extranjera, el índice de inflación del país de origen y se convierte a moneda nacional conforme al tipo de cambio vigente a la fecha del balance general más reciente presentado.

Los costos de adquisición que se consideraron para actualizar los activos fijos adquiridos hasta el 31 de diciembre de 1996, fueron los que se reportaron a esa fecha con base en valores netos de reposición de acuerdo con avalúos de peritos independientes.

La depreciación se calcula utilizando el método de línea recta, tomando en consideración la vida útil estimada del activo, a fin de depreciar el costo histórico y su revaluación. La depreciación comienza en el mes en que el activo entra en operación. Las vidas útiles de los activos se encuentran dentro de los rangos siguientes:

	Años
Edificios	39
Maquinaria y equipo	12
Equipo de transporte	7
Mobiliario de oficina y equipo de cómputo	10 y 4

Estacionalidad

Anteriormente y hasta 1998, Geo al igual que otros promotores en la industria de vivienda de interés social en México, experimentaba cambios importantes durante el año debido a los ciclos operativos de las instituciones que proporcionan financiamiento hipotecario al sector. Actualmente, Geo no experimenta estacionalidad significativa en sus operaciones, debido principalmente a que las convocatorias para el otorgamiento de créditos para derechohabientes del Infonavit y las subastas del SHF (antes Fovi), se realizan de forma regular a lo largo del año. No obstante lo anterior, no puede asegurarse que cambios en las políticas y procedimientos del Infonavit, del SHF (antes Fovi), o de otras instituciones que proporcionan financiamiento al sector, vuelvan a afectar a Geo en la estacionalidad de sus operaciones. (*Ver "Dependencia en el Desempeño y Financiamiento de Infonavit y SHF (antes Fovi)"*).

Boletín D-4

Hasta 1999, el ISR y PTU se registraban por el método parcial de impuestos diferidos. Bajo este método, el efecto de las diferencias temporales no recurrentes entre la utilidad fiscal y la contable, que se espera se reviertan en un período definido, se registraban como impuesto y participación diferidos.

A partir de 1987, como resultado de una política gubernamental para reactivar la economía a través de incentivar el consumo y la inversión, se modificó la ley del ISR para permitir la deducción fiscal de las compras en lugar del costo de ventas contable. Esta situación fue aprovechada por varias empresas para elevar su nivel de inventarios y de esa forma tratar de disminuir el impacto fiscal.



En mayo de 1999, el Instituto Mexicano de Contadores Públicos, A. C., emitió el Boletín D-4, el cual es de aplicación obligatoria a partir del 1° de enero de 2000. Dicho Boletín cambia de manera importante el tratamiento contable del ISR, eliminando el método de pasivo con enfoque parcial mencionado en el párrafo anterior y establece, en su lugar, el método de activos y pasivos con enfoque integral. Bajo este método se reconoce, en principio, un impuesto diferido para todas las diferencias entre los valores contables y fiscales de los activos y pasivos. De acuerdo con el Boletín D-4, el efecto acumulado al 1° de enero de 2000 se cargará directamente al capital contable. El ISR diferido que surja de diferencias entre los valores contables y fiscales que se generen a partir del 1° de enero de 2000, afectará principalmente los resultados de cada ejercicio.

El ISR y PTU diferidos, determinados al 31 de diciembre de 1999 deberá ser registrado en el año 2000 como un pasivo por impuestos diferidos, con una disminución al capital contable, reflejada en la cuenta de "Exceso o Insuficiencia". Posteriormente el impuesto diferido que se determine cada ejercicio se aplicará a los resultados del mismo con el consecuente aumento del pasivo por impuestos diferidos.

Esta nueva disposición cuantifica los importes de ISR y PTU, los cuales son generados por diferencias temporales entre las utilidades contables y las fiscales. Estas diferencias temporales principalmente se generan por: (i) deducciones que para efectos fiscales se realizan con anticipación a su registro contable, por ejemplo, la deducción de compras en lugar del costo de ventas; y (ii) ingresos para efectos fiscales que se acumulan con posterioridad a su registro contable.

En el caso específico de la Compañía, el impuesto diferido por concepto ISR y PTU que debe registrarse se explica principalmente por las siguientes causas: (i) la fuerte preinversión que debe realizar en sus desarrollos para el año siguiente, como la obtención de licencias, urbanización, infraestructura y urbanización (promociones en proceso); y (ii) la política de acumulación de ingresos, ya que contablemente los ingresos se registran bajo el método de porcentaje de terminación y, para efectos fiscales, éstos se acumulan hasta el momento de la escrituración de las viviendas.

El ISR y PTU diferidos son una provisión y, por tanto, no generan una salida de efectivo, sin embargo existen principalmente 3 factores que podrían provocar que, en algún momento se iniciara el pago del impuesto diferido que Geo tiene registrado en sus estados financieros: (i) reformas fiscales futuras, en el caso de que las autoridades modificaran el régimen de deducción de compras, permitiendo únicamente deducir el costo de ventas del ejercicio; (ii) mayor cobranza, en función a la mayor eficiencia de Geo en su cobranza (traducido en una menor relación de cuentas por cobrar a ingresos), los ingresos acumulables para efectos fiscales serán mayores, lo que puede ocasionar el que Geo comience a efectuar mayores pagos de impuestos; y (iii) menor inversión en inventarios, debido a una disminución de inversiones en inventarios, derivados del *outsourcing* o de un menor crecimiento en volumen, ocasionará que se generen mayores utilidades fiscales.

En caso que se diera cualquiera de los supuestos anteriores, para la determinación del impuesto a pagar, primero se deberán disminuir las pérdidas fiscales por amortizar.

Resultados de Operación

Año Terminado el 31 de Diciembre de 2002,
Comparado con el Año Terminado el 31 de Diciembre de 2001

Los ingresos al 31 de diciembre de 2002 ascendieron a $5,445.3 millones, lo que representó un incremento de $466.8 millones ó 9.4% contra los $4,978.5 millones registrados al 31 de diciembre de 2001. Adicionalmente los precios de las viviendas vendidas en México, por la mezcla de producto, se incrementaron 0.8% en términos reales.

La utilidad bruta se incrementó un 10.0% al pasar de $1,296.9 millones en 2001, a $1,427.2 millones al 31 de diciembre de 2002, derivado principalmente del incremento en los ingresos y de un mayor margen bruto. Por otra parte el margen bruto se incrementó a 26.2% comparado contra el 26.0% de 2001.

Los gastos de operación al 31 de diciembre de 2002 ascendieron a $585.4 millones, lo que representa una disminución de 2.0% contra los $596.8 millones registrados al 31 de diciembre de 2001. Esta disminución refleja los efectos de las políticas de austeridad iniciadas por la Compañía desde finales del año 2000. Por otra parte es importante mencionar derivado de dicha reducción en términos reales, la incidencia de gastos de operación a ventas disminuyó del 12.0% en 2001 al 10.8% al 31 de diciembre de 2002.

El costo integral de financiamiento disminuyó al pasar de $243.1 millones en 2001 a $234.1 en el 2002, lo que representa una disminución de 3.7% en términos reales. Esta mejora se debe principalmente a la disminución de gastos financieros en un 10.1% y a la disminución en un 28.1% de la pérdida monetaria, derivado de menores tasas de interés y un menor promedio de pasivos con costo durante 2002.

La utilidad neta ascendió a $ 364.6 millones, lo que representó un incremento del 22.9% con respecto a los $ 296.7 millones obtenidos al 31 de diciembre de 2001.

Año Terminado el 31 de Diciembre de 2001,
Comparado con el Año Terminado el 31 de Diciembre de 2000

Los ingresos al 31 de diciembre de 2001 ascendieron a $4,978.1 millones, lo que representó un decremento del 4.3% comparado contra los $5,202.0 millones registrados al 31 de diciembre de 2000. Las viviendas vendidas pasaron de 26,577 en 2000 a 25,115 en 200, lo que representó una disminución del 5.5%. Adicionalmente, debido a la mezcla de producto, el precio promedio de las viviendas vendidas al 31 de diciembre de 2001 mostró un aumento de un 3.9% en términos reales comparado contra el precio promedio de 2000.

La utilidad bruta se disminuyó un 2.7% al pasar de $1,332.8 millones en 2000 a $1,296.9 millones al 31 de diciembre de 2001. El margen bruto se incrementó de 25.6% en 2000 a 26.1% en 2001.

Los gastos de operación ascendieron a $596.8 millones, lo que representó una disminución del 7.7% con respecto a los $646.6 millones registrados al 31 de diciembre de 2000. Esta disminución refleja los efectos de las políticas de austeridad iniciadas por la Compañía desde finales del año 2000.



La utilidad de operación se incrementó un 2.0% al pasar de $686.2 millones en 2000 a $700.1 millones al 31 de diciembre de 2001. El costo integral de financiamiento disminuyó un 31.5% al pasar de $354.8 millones en 2000 a $243.1 millones al 31 de diciembre de 2001, dicha disminución se debe principalmente a menores tasas de interés y a una menor pérdida monetaria como consecuencia de una menor inflación en 2001.

La utilidad neta ascendió a $ 296.7 millones, lo que representó un incremento del 80.5% con respecto a los $ 164.3 millones obtenidos al 31 de diciembre de 2000.

Situación Financiera, Liquidez y Recursos de Capital

La liquidez y los recursos de capital de Geo aumentaron en el año de 2002 en comparación con 2001 debido a una mayor escrituración y cobranza derivada de su estrategia de Fábrica de Casas, la cual consiste en iniciar la construcción de las viviendas de un proyecto por claustros de aproximadamente 60 unidades, lo cual permite terminarlas y escriturarlas rápidamente. La Compañía espera un aumento en sus requerimientos de liquidez, debido al aumento en los niveles de operación proyectados para los próximos años. Estos requerimientos son principalmente para financiar la adquisición de terrenos y el desarrollo y construcción de nuevos proyectos los cuales se cobrarán hasta el momento de que las viviendas sean terminadas. Geo pretende utilizar los recursos provenientes de la presente emisión de Certificados, principalmente para reestructurar su deuda financiera con costo y apoyar su capital de trabajo, tal y como se describe en *"Destino de los Fondos"*.

Al 31 de diciembre de 2002, Geo tenía $856.1 millones en efectivo y valores realizables y $3,740.8 millones en pasivos totales, en comparación con los $721.7 millones de efectivo y valores realizables y $3,740.8 millones de pasivos totales al 31 de diciembre de 2001. A pesar de que Geo incrementó su nivel de operaciones entre 2002 y 2001, al pasar de 25,115 a 27,112 unidades vendidas (un 8.0% de incremento), su deuda total disminuyó un 12.0%. La proporción entre deuda y capitalización de Geo (total de deuda dividida entre el total de deuda más el capital contable sin impuestos diferidos) fue 36.9% al 31 de diciembre de 2002, en comparación con 42.7% al 31 de diciembre de 2001.

El capital de trabajo (activo circulante – pasivo circulante) de Geo al 31 de diciembre de 2002, sumó $2,685.5 millones, ó 72.4% del capital contable sin impuestos diferidos de la Compañía. Estos recursos se invirtieron principalmente en cuentas por cobrar e inventarios. El inventario total de $1,632.5 millones incluye $831.5 millones de terrenos para proyectos futuros.

Aunque la Compañía no comienza la construcción de desarrollos hasta que se ha confirmado la disponibilidad del financiamiento hipotecario, sí realiza la compra de terrenos y las actividades necesarias para obtener los permisos y licencias, así como ciertas actividades de desarrollo de infraestructura anteriores a recibir la confirmación de la disponibilidad de financiamiento hipotecario. La Compañía no recibe los recursos provenientes de las ventas de vivienda sino hasta que dichas viviendas se terminan y entregan a los compradores. Como resultado de lo anterior, Geo requiere financiar sus actividades de desarrollo y construcción a través de capital de trabajo y de fuentes externas, principalmente mediante créditos puente (créditos de una institución de crédito o Sofol, garantizados por un terreno en el cual se vaya a realizar la construcción y que se pretende sean amortizados con los recursos de las escrituraciones por unidad en el conjunto habitacional).

La Compañía a través de ciertas de sus subsidiarias mantiene vigentes dos bursatilizaciones de cuentas por cobrar por un monto total de $267.0 millones, los cuales fueron utilizados para la substitución de créditos puente. Mediante este esquema, se transmitieron los derechos de crédito derivados de las cuentas por cobrar a un Fideicomiso establecido en Nafin. La Compañía planea en el futuro continuar utilizando este esquema de bursatilización destinado principalmente a la substitución de créditos puente.

Al 31 de diciembre de 2002, Geo cuenta con un total de $3,995.1 millones en líneas de crédito disponibles por instituciones financieras mexicanas. Estas líneas incluyen el acceso para el financiamiento de la construcción y el crédito generalmente está disponible desde el momento en que un proyecto es aprobado por la institución de crédito acreedora, en el caso de los créditos puente, no tienen un plazo preestablecido para su pago ya que se van liquidando en función al numero de viviendas que se escrituran. Los créditos son específicos para cada proyecto. Los financiamientos de construcción están respaldados con los terrenos y las viviendas que se están construyendo.

Fuentes Internas y Externas de Liquidez

Geo pretende seguir una estrategia financiera de mejora de su liquidez y de su flexibilidad financiera. La Compañía anticipa que financiará sus requerimientos de liquidez a corto plazo con recursos generados por la propia operación, mediante líneas de crédito disponibles y financiamientos para proyectos específicos. La Compañía puede requerir de recursos adicionales que fondeará por medio de financiamientos públicos o privados, coinversiones u otros arreglos. Geo espera que las cantidades adicionales necesarias para financiar el capital de trabajo en el presente año provendrán del efectivo generado por las operaciones y otros financiamientos de capital. No se puede asegurar que dicho efectivo de las operaciones o de financiamientos adicionales esté disponible en términos atractivos para la Compañía, en caso de existir alguno.

Corporación Geo, como compañía controladora pura, no tiene operaciones y todos sus ingresos provienen de la operación y flujos de efectivo de sus subsidiarias. Corporación Geo depende de los dividendos de sus subsidiarias para generar los recursos necesarios para cumplir con sus obligaciones. Asimismo, es importante mencionar que no existen restricciones legales o estatutarias que impidan el libre flujo de recursos de las subsidiarias a Corporación Geo.

Políticas de Tesorería

La Compañía mantiene un control centralizado de la tesorería, regulando las tesorerías de cada una de sus subsidiarias en función a los presupuestos de ingresos y egresos que cada una de ellas presenta periódicamente. Asimismo, existe un control centralizado para la obtención y disposición de todo tipo de créditos mediante la administración centralizada de líneas de crédito.

Control Interno

La Compañía cuenta con una serie de políticas y procedimientos de control interno que le otorgan la seguridad razonable de que las transacciones se efectúan y registran de conformidad con lo establecido por la administración, así como con los lineamientos generales, criterios y principios de contabilidad aplicables. De conformidad con lo



establecido en el Código de Mejores Prácticas Corporativas, se han establecido los siguientes Comités, los cuales, entre otras funciones, se encargan de vigilar el estricto cumplimiento de dichas políticas y procedimientos:

Comité de Auditoria. Integrado por el C.P. Alfredo Abdeljalek Carrasco como Presidente y el Lic. José Carral Escalante y el C.P. Emilio Cuenca Friederichsen como vocales.

Comité de Valuación y Compensación. Integrado por el Dr. David Casares como Presidente y el Arq. Luis Orvañanos Lascurain y el Arq. Francisco Arellano como vocales.

Comité de Finanzas y Planeación. Presidido por el Arq. José Manuel Agudo como Presidente y el Ing. Miguel Gómez Mont, el Arq. Carlos García-Vélez y Cortázar y el C.P. Víctor Segura Gómez como vocales.

Perspectivas e Información sobre Tendencias Recientes

Compromisos de Hipotecas (Backlog). El *backlog* representa el número de créditos hipotecarios que han sido confirmados por parte del Infonavit o SHF (antes Fovi) para los desarrollos de viviendas por parte de la Compañía mediante cartas compromiso, y que serán asignadas a los compradores que logren la calificación necesaria para obtener un financiamiento a largo plazo para la compra de una vivienda. El *backlog* incrementa su número en la medida que se aseguran los créditos hipotecarios ante los organismos referidos, y se disminuye en el momento de realizar la venta de las viviendas (ver *"La Compañía – Descripción del Negocio – Información por Línea de Negocio y Zona Geográfica"*).

El desarrollo y construcción de un conjunto habitacional comienza con la autorización federal, estatal o municipal del plan de las subsidiarias para dicha unidad. Los proyectos se presentan a las instituciones de financiamiento hipotecario públicos y/o privados o a las instituciones de crédito o Sofoles para su aprobación en etapas. En general, una vez que se han obtenido compromisos de financiamiento hipotecario para las viviendas de un conjunto habitacional, o de una etapa específica, Las subsidiarias comienzan la construcción de la infraestructura para el desarrollo (p. ej., instalación de drenaje, electricidad, agua, estacionamiento, construcción de caminos, etc.) e inicia la comercialización de proyecto.

Conforme se van recibiendo los compromisos de los proveedores de créditos hipotecarios de proporcionar financiamiento a compradores aprobados en el conjunto habitacional, éstos se suman al *backlog.* El compromiso de un crédito hipotecario permanece clasificado como parte del *backlog* durante el período de construcción y comercialización y mientras el posible comprador está tramitando la solicitud del crédito hipotecario. Cuando a un comprador potencial se le aprueba su financiamiento hipotecario y suscribe un contrato de compraventa con la Compañía, esta vivienda es removida del *backlog.*

Los compromisos de crédito hipotecario están sujetos a ciertas restricciones geográficas, salariales y de tiempo. El Infonavit y la SHF (antes Fovi) dan un compromiso de crédito hipotecario para una vivienda en un conjunto habitacional de interés social en particular, aunque tanto Infonavit como el SHF (antes Fovi) considerarán una solicitud por parte del desarrollador para transferir tal compromiso a un conjunto habitacional diferente. Tal solicitud puede ser aprobada si la vivienda en el segundo conjunto habitacional tiene un precio para el comprador de la misma categoría salarial para la que

se hizo el compromiso de crédito hipotecario original. Los compromisos de SHF (antes Fovi) expiran si no se utilizan en el término de un año, aunque son renovables hasta por 12 meses más y los compromisos de Infonavit tienen un vencimiento de 24 meses.

Al 31 de diciembre de 2002, la Compañía tenía compromisos de créditos hipotecarios por 41,254 unidades, lo cual equivale a ventas estimadas en 9,363.4 millones.



V. ADMINISTRACIÓN

Auditores Externos

Los Estados Financieros dictaminados al 31 de diciembre de 2002 y 2001 incluidos en este Prospecto han sido auditados por Deloitte & Touche, auditores independientes, según se establece en su informe anexo al presente Prospecto.

Galaz, Yamazaki, Ruíz Urquiza, S.C., representante de Deloitte & Touche, han sido auditores de Corporación Geo al menos los últimos 11 años, durante los cuales no han emitido ningún dictamen con salvedad, opinión negativa o abstención sobre los estados financieros. Cabe mencionar que durante el ejercicio 2002 la Compañía no solicitó a dicho despacho ningún servicio por conceptos diferentes a los de la auditoría de dicho ejercicio.

Operaciones con Personas Relacionadas y Conflictos de Interés

A la fecha de este prospecto, no existen ni han existido operaciones que se hayan llevado a cabo que involucren bienes, servicios o activos tangibles o intangibles en las que el emisor haya participado con personas relacionadas y conlleven conflictos de interés.

Administradores y Accionistas

Consejo de Administración

El Consejo de Administración de Geo está integrado por 12 consejeros, los cuales se eligen anualmente en la Asamblea General Ordinaria de Accionistas y son responsables de la administración de los negocios de la Compañía. Los estatutos de Geo establecen que el Consejo de Administración debe consistir de por lo menos 5 miembros. Los miembros del Consejo de Administración no requieren ser accionistas. Durarán en su cargo un año y podrán ser reelectos. De conformidad con las leyes mexicanas, Geo debe tener por lo menos un comisario propietario y uno suplente, quienes son elegidos por los accionistas en la Asamblea General Anual Ordinaria de Accionistas. La función principal del comisario es informar a los accionistas de Geo en la Asamblea General Anual Ordinaria de Accionistas la precisión de los estados financieros presentados por el Consejo de Administración. De conformidad con las leyes mexicanas, el comisario también está facultado para: (i) convocar a Asambleas Ordinarias o Extraordinarias de Accionistas; (ii) hacer que se inserten en el orden del día de las Asambleas de Accionistas o en las sesiones del Consejo de Administración los puntos que considere pertinentes; (iii) asistir a las Asambleas de Accionistas o a las sesiones del Consejo de Administración con voz pero sin voto, a las cuales deberán ser citados; y (iv) en general, vigilar ilimitadamente y en cualquier tiempo las operaciones de la Compañía. El comisario también puede solicitar informes mensuales al Consejo de Administración en relación con aspectos importantes relativos a los asuntos de la Compañía, incluida la situación financiera.

De acuerdo a lo establecido en la Ley del Mercado de Valores, y cumpliendo con estándares internacionales el Consejo de Administración de Corporación GEO está conformado actualmente por cinco Consejeros Independientes y siete Consejeros Relacionados.

Facultades del Consejo de Administración

De acuerdo a los Estatus vigentes de la Compañía, el Consejo de Administración cuenta con las siguientes facultades:

a) Establecer sucursales, oficinas o agencias en cualquier lugar de la República Mexicana y del Extranjero y suprimirlas.

b) Abrir y cancelar cuentas bancarias o con cualquier otro intermediario financiero, así como para hacer depósitos y girar contra ellas.

c) Nombrar y remover libremente a un Presidente Ejecutivo de la Compañía, uno o más Vicepresidentes Ejecutivos, al Director o Gerente General, a otros Directores o Gerentes de la Sociedad y fijarles sus poderes, obligaciones, garantías, atribuciones y emolumentos, y ejercitar estas mismas facultades respecto de los demás funcionaros y apoderados de la Sociedad.

d) Sin perjuicio de las facultades de la Asamblea, nombrar y remover al o a los Auditores Externos de la Sociedad y convenir los honorarios correspondientes.

e) Convocar a las Asambleas Generales de Accionistas proponiendo los asuntos que deban incluirse en el Orden del Día.

f) Delegar las facultades que estime convenientes en cualquier persona, sea o no miembro del Consejo de Administración, o en comités formados por dos o más personas, sean o no miembros de dicho consejo, y revocar tales delegaciones y determinar, en su caso, los emolumentos correspondientes.

g) Aprobar la adquisición de acciones de la Sociedad, así como posterior colocación entre el público inversionista, y designar a una o varias personas responsables de la adquisición y colocación de dichas acciones.

h) Delegar las facultades que estime convenientes en cualquier persona, sea o no miembro del Consejo de Administración, o en comités formados por dos o más personas, sean o no miembros de dicho Consejo, y revocar tales delegaciones y determinar, en su caso, los emolumentos correspondientes

i) Determinar el sentido en que deben ser emitidos los votos, en las Asambleas Generales Ordinarias y Extraordinarias de las empresas en las que la Sociedad detente la mayoría de las acciones.

Asimismo, será facultad indelegable del Consejo de Administración aprobar:

1. Las operaciones que se aparten del giro ordinario de negocios y que pretendan celebrarse entre la sociedad y sus socios, con personas que formen parte de la administración de la sociedad o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario;

2. La compra o venta activos que representen diez por ciento o más del activo total.



3. El otorgamiento de garantías por un monto superior al treinta por ciento de los activos totales.

4. Operaciones distintas de las anteriores que representen más del uno por ciento del activo total de la sociedad.

5. La adquisición, enajenación o el ejercicio de retiro, de las acciones de las empresas en las que participe mayoritariamente la Sociedad.

La tabla siguiente muestra la relación de los actuales consejeros de Corporación Geo, quienes fueron electos en la Asamblea General Extraordinaria de Accionistas del 28 de abril de 2001:

Nombre	Cargo	Fecha de Inicio de Funciones
Luis Orvañanos Lascurain	Presidente	14/11/1986
Carlos García Vélez y Cortázar	Consejero	14/11/1986
Roberto Cruz y Serrano	Consejero	14/11/1986
Miguel Angel Gómez Mont Urueta	Consejero	10/08/1988
Alfredo Abdeljalek Carrasco	Consejero	14/11/1986
Emilio Cuenca Friederichsen	Consejero	14/11/1986
José Manuel Agudo Roldán	Consejero	10/08/1988
José Carral Escalante	Consejero	04/05/1994
John D. O´Donnell	Consejero	04/05/1994
Francisco Arellano Benítez	Consejero	27/04/1995
David Casares Arrangoiz	Consejero	28/04/2001
Víctor Segura Gómez	Consejero	26/04/2002
Alejandro García Alcocer	Consejero Suplente	30/04/1998
Ricardo Morales Tardos	Consejero Suplente	30/04/1998
Antonio González Dueñes	Consejero Suplente	30/04/1998
Emilio Cuenca Carrara	Consejero Suplente	26/04/2002
Roberto Orvañanos Conde	Consejero Suplente	26/04/2002
Tomás Lozano Molina	Secretario	27/04/1995
María Eugenia Fernández Bustelo Ríos	Prosecretario	30/04/1998
Joaquín Gómez Alvarez	Comisario	28/04/1986
Ramón Arturo García Chávez	Comisario Suplente	14/11/1986

Los siguientes miembros del Consejo de Administración son funcionarios de Corporación Geo, S.A. de C.V.:

Arq. Luis Orvañanos Lascurain	Presidente
Arq. Carlos García Vélez y C.	Vicepresidente de Diseño
Arq. Roberto Cruz y Serrano	Vicepresidente de Tecnología
Ing. Miguel A. Gómez Mont Urueta	Vicepresidente Ejecutivo
C.P. Emilio Cuenca Friederichsen	Vicepresidente Legal
Arq. Francisco Arellano Benítez	Vicepresidente de Operaciones
C.P. Víctor Segura Gómez	Vicepresidente de Administración y Finanzas

Los siguientes Consejeros Suplentes del Consejo de Administración son funcionarios de empresas subsidiarias de Corporación Geo, S.A. de C.V.:

Ing. Ricardo Morales Tardos	Director Corporativo de Administración de Proyectos
Ing. Antonio González Dueñes	Director Corporativo de Promoción
Lic. Emilio Cuenca Carrara	Director General de Geo Baja California, S.A. de C.V.
Arq. Roberto Orvañanos Conde	Director General de Geo Edificaciones, S.A. de C.V.

Adicionalmente, las siguientes personas forman parte también del Consejo de Administración de: Geo Edificaciones, S.A. de C.V., Geo Hogares Ideales, S.A. de C.V., Diseño y Proyección de Vivienda S.A. de C.V., Geo Baja California, S.A. de C.V., Geo Morelos, S.A. de C.V. Geo Puebla, S.A. de C.V., Geo Tampico, S.A. de C.V., Geo Reynosa, S.A. de C.V., Geo Monterrey, S.A. de C.V., Geo Guanajuato, S.A. de C.V., Geo Guerrero, S.A. de C.V., Geo Veracruz, S.A. de C.V., Geo Hidalgo, S.A. de C.V., Geo D.F., S.A. de C.V., y Geo Laguna, S.A. de C.V., todas ellas empresas subsidiarias de Corporación Geo, S.A. de C.V.:

Arq. Luis Orvañanos Lascurain	Presidente
C.P. Emilio Cuenca Friederichsen	Secretario
Ing. Miguel Gómez Mont Urueta	Vocal
Arq. Roberto Cruz y Serrano	Vocal
Arq. Carlos García Vélez y Cortázar	Vocal
Arq. Francisco Arellano Benítez	Vocal
C.P. Alfredo Abdeljalek Carrasco	Vocal
C.P. Joaquín Gómez Alvarez	Comisario

Con referencia a los principales funcionarios de la empresa, cabe mencionar que únicamente se presentan dos casos en los que existe parentesco entre dichos funcionarios y algún miembro del Consejo de Administración:

Miembro del Consejo	Funcionario	Puesto del Funcionario	Parentesco
Arq. Luis Orvañanos Lascurain	Arq. Roberto Orvañanos Conde	Director General de Geo Edificaciones	Primo Hermano
C.P. Emilio Cuenca Friederichsen	Lic. Emilio Cuenca Carrara	Director General de Geo Baja California	Hijo



A continuación se presenta una breve descripción de la trayectoria profesional de los principales miembros del Consejo de Administración de Corporación Geo, S.A. de C.V.:

Luis Orvañanos Lascurain, Director General y Presidente, (58). El Arq. Orvañanos fundó Geo en 1973. La experiencia del Arq. Orvañanos incluye la fundación de más de 31 compañías de construcción y promoción de vivienda, habiendo vendido más de 185,000 casas en total. El Arq. Orvañanos es actualmente miembro del Consejo de Administración de Afore Santander Mexicano y de Hipotecaria Su Casita. El Arq. Orvañanos es egresado de la Universidad Iberoamericana de la carrera de Arquitectura.

Miguel Gómez-Mont Urueta, Vicepresidente Ejecutivo, (50). El Ing. Miguel Gómez Mont ha sido empleado de Geo por 14 años y tiene 11 años de experiencia adicional en la Industria de la Vivienda. Miguel Gómez-Mont es Presidente Fundador de la Cámara Nacional de Desarrolladores Industriales de Vivienda (CANADEVI), miembro del Consejo Nacional de Fomento a la Vivienda (CONAFOVI) y ha sido miembro de varias instituciones como CANACO, CNIC y COPARMEX. El Ing. Gómez-Mont es egresado de la carrera de Ingeniería Industrial de la Universidad Iberoamericana y tiene una maestría en Administración de Empresas del Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM). Actualmente, es miembro del Consejo de Administración de BBVA-Bancomer.

Roberto Cruz y Serrano, Vicepresidente de Tecnología y Construcción, (58). El Arq. Roberto Cruz ha sido empleado de Geo desde su fundación y ha detentado varios puestos dentro de la Compañía, incluyendo la de Director de Arquitectura y Construcción, Director del Departamento de Diseño, Director del Departamento de Presupuestos, Director de Planeación Técnica, Director de Construcción y Director General Corporativo. El Arq. Roberto Cruz es egresado de la Universidad Iberoamericana, de la carrera de Arquitectura y tiene una maestría en Arquitectura y Tecnología de la Universidad Nacional Autónoma de México (UNAM). Asimismo, ha participado en varios cursos de post-grado en la Universidad de Madrid y en la "Agence pour la Coopération Technique Industrielle et Economique in France".

Emilio Cuenca Friederichsen, Vicepresidente Legal, (71). El C.P. Emilio Cuenca ha sido empleado de Geo desde hace 17 años. Ha sido auditor y banquero por más de 30 años. El C.P. Cuenca fue miembro del Consejo de Administración y Director de Crédito Hipotecario del Sur para Banca Cremi, y ha sido consejero de Crédito Hipotecario del Sur, Banca Cremi, Crédito Afianzador, Casa de Bolsa Cremi, Arrendadora Cremi, Cremicor, Inmobiliaria Habitat, Inmobiliaria Las Fuentes y FOVI, entre otras. El contador Cuenca es egresado de la UNAM de la carrera de Contaduría Pública.

Carlos García-Vélez y Cortázar, Vicepresidente de Arquitectura y Diseño, (53). El Arq. Carlos García-Vélez ha sido empleado de Geo desde hace 28 años. Como principal diseñador y arquitecto de la Compañía, ha sido responsable de la creación de los sistemas "La Morada" y "Geomorada". El Arq. Carlos García Vélez es el Director del Consejo Internacional de Arquitectos de las Américas, ha escrito 45 publicaciones a nivel nacional e internacional y ha recibido más de 14 premios en México y en el extranjero. Carlos García Vélez, es egresado de la Universidad Anáhuac y tiene una maestría en Diseño de la Universidad de Harvard.

Francisco Arellano Benítez, Vicepresidente de Operaciones, (48). El Arq. Francisco Arellano ha sido empleado de Geo desde hace 28 años. Ha detentado varios puestos en la Compañía durante los últimos 14 años, es responsable de la planeación, ejecución y control de las operaciones físicas de Geo. Francisco Arellano, es egresado de la UNAM de la carrera de Arquitectura.

Víctor Segura Gómez, Vicepresidente de Administración y Finanzas, (49). El C.P. Víctor Segura ha sido empleado de Geo desde hace 14 años. Ha ocupado varios puestos, tales como Sub-Director de administración y finanzas, Director de varias subsidiarias y Director de Finanzas. El C.P. Víctor Segura ha sido el diseñador de programas estratégicos corporativos como la "Fábrica de Casas", "Fábrica de Clientes" así como de los "Programas de Bursatilización". Tiene amplia experiencia en Finanzas Corporativas adquirida a lo largo de su trabajo por diferentes instituciones. Víctor Segura es egresado de la ESCA, del Instituto Politécnico Nacional, de la carrera de Contaduría Pública.

Alfredo Abdeljalek Carrasco, Director Externo, (56). El C.P. Abdeljalek fue empleado de Geo por 18 años. Antes de su retiro, el C.P. Abdeljalek trabajó como Vicepresidente de Finanzas y Administración y detenta el título de Contador Público del Instituto Tecnológico Autónomo de México (ITAM).

José Carral Escalante, Director Externo, (80). El Lic. Carral ha sido miembro del Consejo de Administración desde 1994 y es miembro de la firma Carral Rubio del Cueto, S. C. El Lic. Carral cuenta con 38 años de experiencia internacional en la banca y ha formado parte de más de 35 Consejos de Administración. El Sr. Carral detenta el título de Licenciado en Derecho y varios diplomas de las universidades Berkeley, en California y La universidad de Nueva York.

José Manuel Agudo Roldán, Director Externo, (57). El Arq. Agudo ha sido miembro del consejo de Administración desde 1995 y es el Presidente de Hipotecaria Su Casita, miembro del Consejo Nacional de Fomento a la Vivienda (CONAFOVI) y miembro directivo de Softec, empresa dedicada a la investigación de mercado. Ha sido Presidente de la Unión Interamericana para la Vivienda y de PROVIVAC. El Arq. Agudo detenta el título de Arquitecto de la Universidad Nacional Autónoma de México (UNAM) y una maestría en finanzas del IBAFIN.

John D. O'Donnell, Director Externo, (69). El Sr. O'Donnell ha sido miembro del Consejo de Administración desde 1993 y es fiduciario del Instituto Urbano y de la Tierra de los Estados Unidos de Norteamérica. Así mismo, el Sr. O'Donnell es fundador, Presidente del Consejo y Director Ejecutivo de la Organización O'Donnell, institución de bienes raíces localizada en California.

David Casares Arrangoiz, Consejero Externo (59). El Dr. Casares, es miembro del Consejo de Administración a partir de 2001, y es socio fundador del despacho Praxis Asesores Corporativos, S. C.. Con 30 años de experiencia ha sido asesor de Apasco, 3m de México, Bital, Casa de Bolsa Inverlat, Alsthom, Kimberly Clark de México, Nafinsa, Seguros Monterrey, Siemens de México y Suburbia entre otras. El Dr. Casares es doctor en psicología por la Universidad Iberoamericana y ha realizado estudios de postgrado en la Universidad de Texas, "University Associates" de San Diego y la Universidad Latino Americana.

Joaquín Gómez Álvarez, Comisario, (60). El C.P. Gómez Álvarez es Socio Director y miembro del Consejo de Administración de Deloitte & Touche, Tohmatsu, México. Cuenta con 35 años de experiencia en el negocio de la contabilidad, habiendo presidido el Instituto Mexicano de Contadores Públicos. El C.P. Gómez Álvarez detenta el título de Contador público del Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM).



Ricardo Morales Tardós, Director General, (47). El Ing. Ricardo Morales ha sido empleado de Geo por 13 años y ha sido director de seis subsidiarias. El Ing. Morales se tituló como Ingeniero de la Universidad Ibero Americana (UIA) y detenta un diploma de Administración de Empresas del Instituto Panamericano de Alta Dirección de Empresas (IPADE).

Antonio González Dueñes, Director General, (49). El Ing. González ha sido empleado de Geo por 5 años y fue el fundador y Presidente de la empresa constructora FACIL, antes de ser adquirida por Geo. El Ing. González ha sido además director de dos subsidiarias del Grupo. Él Detenta el título de Ingeniero Civil de la Universidad Iberoamericana (UIA), un MBA del Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM), y un Diploma de Administración de Empresas del Instituto Panamericano de Alta Dirección de Empresas (IPADE).

Los consejeros durarán en su cargo por el término que determine la Asamblea General Ordinaria de Accionistas que los elija, y continuarán en sus funciones mientras no tomen posesión de su cargos las personas designadas para sustituirlos y podrán ser reelectos.

No se requerirá ser accionista para poder ser designado Consejero propietario o suplentes. La misma asamblea decidirá si se nombran Consejeros suplentes y el régimen de suplencia.

Asimismo, no existen cláusulas estatutarias o acuerdos entre accionistas que limiten o restrinjan a la Administración de la compañía o a sus accionistas.

Accionistas Principales

Al 31 de diciembre de 2002, el capital social de la Compañía se componía de 103,426,813 acciones serie "B", ordinarias, sin expresión de valor nominal.

Las acciones que integran el capital al 31 de diciembre de 2002 están integradas como sigue:

	No. de Acciones	**% del Total**
Miembros del Consejo de Administración	32'140,357	31.1%
Fideicomisos de Empleados	2'232,199	2.2%
Total Grupo de Control	35'372,556	33.3%
Público Inversionista (*)	68'019,757	65.7%
Acciones en Tesorería (Fondo Recompra)	1'034,500	1.0%
Total Acciones en Circulación	103'426,813	100.0%

(*) Ver *"Información General-Otros Valores Inscritos en el RNV"*.

Del total de los miembros del Consejo de Administración, 5 de ellos poseen más del 1% del total de acciones en circulación.

Ningún funcionario de la Compañía ó sus subsidiarias, diferentes a los miembros del Consejo de Administración, poseen más del 1% del total de acciones en circulación.

Del total de 17 Consejeros (propietarios y suplentes), 8 de ellos son accionistas de La Compañía. A la fecha de éste Prospecto, no existen familiares de Consejeros que sean accionistas beneficiarios del 5% o más del total de acciones en circulación con derecho a voto de la emisora, ni personas morales accionistas beneficiarias en dichos términos.

Asimismo, no se han presentado cambios significativos en el porcentaje de tenencia mantenido por el Grupo de Control de la Compañía durante los tres últimos ejercicios.

Principales Funcionarios

La tabla siguiente muestra a los principales funcionarios de la Compañía al 31 de diciembre de 2002 e indica su cargo y la antigüedad de los mismos en ella:

Nombre y Edad	Cargo	Años en la Compañía	Años en la Rama
Luis Orvañanos Lascurain (57)	Presidente y Director General	29	39
Víctor Segura Gómez (49)	Vicepresidente de Administración y Finanzas	14	14
Miguel Angel Gómez-Mont Urueta (49)	Vicepresidente Ejecutivo	14	24
Emilio Cuenca Friederichsen (71)	Vicepresidente Legal	16	16
Carlos García-Vélez y Cortázar (52)	Vicepresidente de Diseño	28	28
Roberto Cruz y Serrano (57)	Vicepresidente de Tecnología	29	29
Francisco Arellano Benítez (47)	Vicepresidente de Operaciones	27	27

Política de Dividendos

La política de la Emisora es la de reinvertir sus utilidades en el negocio por lo que no se distribuyen dividendos a inversionistas. Por otra parte, es política del grupo el adecuar anualmente el capital contable de las subsidiarias, ya sea incrementándolo o disminuyéndolo, a fin de que éstas cuenten con el capital necesario para el volumen de sus operaciones.



VI. PERSONAS RESPONSABLES DE LA INFORMACIÓN CONTENIDA EN EL PROSPECTO

Las personas que a continuación se indican presentaron a la CNBV y a la BMV cartas responsivas como parte de la solicitud de inscripción y listado de Certificados Bursátiles, en donde manifestaron que no tienen conocimiento de información relevante alguna que haya sido omitida, falseada o que induzca al error en este Prospecto:

Nombre	Cargo	Institución
Luis Orvañanos Lascurain	Presidente del Consejo	Corporación Geo
Víctor Segura Gómez	Vicepresidente de Administración y Finanzas	Corporación Geo
Emilio Cuenca Friederichsen	Vicepresidente Legal	Corporación Geo
Jaime Torres Argüelles	Director Jurídico	MultiValores
Fernando Alvarez Santisteban	Director Ejecutivo de Administración y Finanzas	MultiValores
José A. Rodríquez Márquez	Asesor Legal Independiente	Bufete Rodríguez Márquez, S.C.

Emisora

"Los suscritos manifestamos bajo protesta de decir verdad, que en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la emisora contenida en el presente prospecto, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este prospecto o que el mismo contenga información que pudiera inducir a error a los inversionistas."

Arq. Luis Orvañanos Lascurain
Presidente

C.P. Víctor Segura Gómez
Vicepresidente de Administración y Finanzas

C.P. Emilio Cuenca Friederichsen
Vicepresidente Legal

Intermediario Colocador

"El suscrito manifiesta bajo protesta de decir verdad, que su representada en su carácter de intermediario colocador, ha conducido la investigación, revisión y análisis del negocio de la emisora, así como participado en la definición de los términos de la oferta pública y que a su leal saber y entender, dicha investigación fue realizada con amplitud y profundidad suficientes para lograr un entendimiento adecuado del negocio. Asimismo, su representada no tiene conocimiento de información relevante que haya sido omitida o falseada en este prospecto o que el mismo contenga información que pudiera inducir a error a los inversionistas.

Igualmente, su representada está de acuerdo en concentrar sus esfuerzos en alcanzar la mejor distribución de (los valores correspondientes) materia de la oferta pública, con vistas a lograr una adecuada formación de precios en el mercado y que ha informado a la emisora el sentido y alcance de las responsabilidades que deberá asumir frente al público inversionista, las autoridades competentes y demás participantes del mercado de valores, como una sociedad con valores inscritos en la Sección de Valores del Registro Nacional de Valores y en bolsa."

Lic. Jaime V. Torres Argüelles
Representante Legal

C.P. Fernando Alvarez Santisteban
Representante Legal

Asesor Legal Independiente

"El suscrito manifiesta bajo protesta de decir verdad, que a su leal saber y entender, la emisión y colocación de los valores cumple con las leyes y demás disposiciones legales aplicables. Asimismo, manifiesta que no tiene conocimiento de información jurídica relevante que haya sido omitida o falseada en este prospecto o que el mismo contenga información que pudiera inducir a error a los inversionistas."

Lic. José Antonio Rodríguez Márquez
Bufete Rodríguez Márquez, S.C.
Asesor Legal Independiente



V. ANEXOS

CORPORACIÓN GEO, S.A. DE C.V.

Estados Financieros Dictaminados por los Ejercicios 2002 y 2001

Dictamen de los Auditores Independientes F-3

Balances Generales Consolidados F-4

Estados de Resultados Consolidados F-5

Estados de Variaciones en el Capital Contable Consolidados F-6

Estados de Cambios en la Situación Financiera F-7

Notas a los Estados Financieros Consolidados F-8

[Esta página se dejó en blanco intencionalmente]

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Paseo de la Reforma 505
Colonia Cuauhtémoc
06500 México, D.F.
México

Tel: +52 (55) 5080 6000
Fax: + 52 (55) 5080 6001
www.deloitte.com.mx

Deloitte & Touche

DICTAMEN DE LOS AUDITORES INDEPENDIENTES

Al Consejo de Administración y Accionistas de
CORPORACIÓN GEO, S. A. de C. V.:

Hemos examinado los balances generales consolidados de CORPORACIÓN GEO, S. A. de C. V. y subsidiarias (la "Compañía") al 31 de diciembre de 2002 y 2001, y los estados consolidados de resultados, de variaciones en el capital contable y de cambios en la situación financiera, que les son relativos, por los años que terminaron en esas fechas. Dichos estados financieros son responsabilidad de la administración de la Compañía. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestras auditorías.

Nuestros exámenes fueron realizados de acuerdo con las normas de auditoría generalmente aceptadas en México, las cuales requieren que la auditoría sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros no contienen errores importantes, y de que están preparados de acuerdo con los principios de contabilidad generalmente aceptados. La auditoría consiste en el examen, con base en pruebas selectivas, de la evidencia que soporta las cifras y revelaciones de los estados financieros; asimismo, incluye la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

En nuestra opinión, los estados financieros consolidados antes mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera de CORPORACIÓN GEO, S. A. de C. V. y subsidiarias al 31 de diciembre de 2002 y 2001, y los resultados de sus operaciones, las variaciones en el capital contable y los cambios en la situación financiera, por los años que terminaron en esas fechas, de conformidad con los principios de contabilidad generalmente aceptados en México.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

C. P. C. Ramón Arturo García Chávez

21 de febrero de 2003

Deloitte
Touche
Tohmatsu

CORPORACIÓN GEO, S. A. DE C. V. Y SUBSIDIARIAS

BALANCES GENERALES CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2002 Y 2001
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2002)

ACTIVO	2002	2001
ACTIVO CIRCULANTE:		
Efectivo e inversiones temporales	$ 856,086	$ 721,693
Cuentas por cobrar - Neto (Nota 4)	2,593,147	2,502,809
Inventarios inmobiliarios (Notas 5 y 11)	1,454,457	1,531,704
Otros activos circulantes (Nota 6)	183,234	119,193
Activo circulante	5,086,924	4,875,399
CERTIFICADOS DE PARTICIPACIÓN ORDINARIOS (Nota 8)	154,876	281,413
INVENTARIOS INMOBILIARIOS (Notas 5 y 11)	178,008	124,029
INVERSIÓN EN ACCIONES DE ASOCIADAS (Nota 7)	177,053	70,991
INMUEBLES, MAQUINARIA Y EQUIPO - Neto (Nota 9)	731,308	758,776
OTROS ACTIVOS - Neto (Nota 10)	107,359	143,117
TOTAL	$ 6,435,528	$ 6,253,725

PASIVO Y CAPITAL CONTABLE	2002	2001
PASIVO CIRCULANTE:		
Instituciones de crédito (Nota 11)	$ 1,074,916	$ 1,416,235
Porción circulante del pasivo a largo plazo (Nota 14)	353,480	123,904
Proveedores de terrenos-corto plazo (Nota 12)	232,844	145,759
Proveedores	550,411	384,155
Impuestos, gastos acumulados y otros (Nota 13)	187,663	170,381
Participación del personal en las utilidades	2,074	7,395
Pasivo circulante	2,401,388	2,247,829
PROVEEDORES DE TERRENOS (Nota 12)		21,041
PASIVO A LARGO PLAZO (Nota 14)	739,702	924,388
IMPUESTO SOBRE LA RENTA DIFERIDO (Nota 22)	599,703	547,524
Pasivo total	3,740,793	3,740,782
CONTINGENCIAS Y COMPROMISOS (Nota 25)		
CAPITAL CONTABLE (Nota 15):		
Capital social nominal	114,792	112,788
Actualización del capital social	268,390	270,828
Prima en suscripción de acciones	2,309,448	2,309,448
Reserva para recompra de acciones	220,227	216,485
Utilidades retenidas	2,491,263	2,126,615
Insuficiencia en la actualización del capital contable	(2,168,511)	(2,045,732)
Efecto acumulado de impuesto sobre la renta diferido	(583,432)	(583,432)
Efecto de conversión de entidades extranjeras	2,750	3,171
Capital contable mayoritario	2,654,927	2,410,171
Interés minoritario en subsidiarias consolidadas (Nota 17)	39,808	102,772
Capital contable	2,694,735	2,512,943
TOTAL	$ 6,435,528	$ 6,253,725

Las notas adjuntas son parte de los estados financieros consolidados.

CORPORACIÓN GEO, S. A. DE C. V. Y SUBSIDIARIAS

ESTADOS CONSOLIDADOS DE RESULTADOS
POR LOS AÑOS QUE TERMINARON EL 31 DE DICIEMBRE DE 2002 Y 2001
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2002, excepto utilidad por acción que se expresa en pesos)

	2002	2001
INGRESOS:		
Por ventas inmobiliarias (Nota 19)	$ 5,377,117	$ 4,923,524
Por construcción	68,182	55,014
	5,445,299	4,978,538
COSTOS:		
Por ventas inmobiliarias (Nota 20)	3,981,835	3,657,670
Por construcción	36,238	23,970
	4,018,073	3,681,640
UTILIDAD BRUTA	1,427,226	1,296,898
GASTOS DE VENTA, GENERALES Y DE ADMINISTRACIÓN	585,396	596,837
UTILIDAD DE OPERACIÓN	841,830	700,061
COSTO INTEGRAL DE FINANCIAMIENTO:		
Productos financieros	(31,892)	(45,940)
Gastos financieros (Nota 21)	205,103	228,212
Pérdida (ganancia) cambiaría - Neto	4,571	(17,531)
Pérdida por posición monetaria	56,359	78,351
	234,141	243,092
OTROS GASTOS - Neto	32,971	29,626
UTILIDAD DE OPERACIONES CONTINUAS ANTES DE IMPUESTO SOBRE LA RENTA, PARTICIPACIÓN DE LOS TRABAJADORES EN LAS UTILIDADES Y PARTICIPACIÓN EN ASOCIADAS	574,718	427,343
PROVISIONES PARA IMPUESTO SOBRE LA RENTA Y PARTICIPACIÓN DE UTILIDADES (Nota 22)	211,678	143,249
PARTICIPACIÓN EN LOS RESULTADOS DE COMPAÑÍAS ASOCIADAS (Nota 7)	20,028	18,101
UTILIDAD NETA POR OPERACIONES CONTINUAS	383,068	302,195
OPERACIÓN DISCONTINUADA (Nota 23)		(11,497)
UTILIDAD NETA CONSOLIDADA	$ 383,068	$ 290,698
Utilidad neta de accionistas mayoritarios	$ 364,648	$ 296,671
Utilidad (pérdida) neta de accionistas minoritarios (Nota 17)	18,420	(5,973)
Utilidad neta consolidada	$ 383,068	$ 290,698
Utilidad básica por acción de accionistas mayoritarios (Nota 24)		
Por operaciones continuas	3.83	2.89
Incluyendo operación discontinuada		2.84

Las notas adjuntas son parte de los estados financieros consolidados.

CORPORACIÓN GEO, S. A. DE C. V. Y SUBSIDIARIAS

ESTADOS CONSOLIDADOS DE VARIACIONES EN EL CAPITAL CONTABLE POR LOS AÑOS QUE TERMINARON EL 31 DE DICIEMBRE DE 2002 Y 2001
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2002)

	Capital social		Prima en suscripción de acciones	Reserva para recompra de acciones	Utilidades retenidas	Insuficiencia en la actualización del capital contable	Efecto acumulado de impuesto sobre la renta diferido	Efecto de conversión de entidades extranjeras	Interés minoritario en subsidiarias consolidadas	Total (Nota 14)
	Nominal	Actualización								
SALDOS AL 1o. DE ENERO DE 2001	$ 112,851	$ 270,968	$ 2,309,448	$	$ 2,045,315	$ (1,838,207)	$ (583,432)	$ (169)	$ 96,525	$ 2,413,299
Creación de reserva para recompra de acciones				215,438	(215,438)					
Recompra de acciones propias	(63)	(153)		1,047						831
Utilidad integral					296,671	(207,525)		3,340	6,247	98,733
Otros		13			67					80
SALDOS AL 31 DE DICIEMBRE DE 2001	112,788	270,828	2,309,448	216,485	2,126,615	(2,045,732)	(583,432)	3,171	102,772	2,512,943
Aumento de capital	3,308									3,308
Recompra de acciones propias	(1,304)	(2,438)		3,742						
Utilidad integral					364,648	(122,779)		(421)	18,420	259,868
Retiros de interés minoritario									(81,384)	(81,384)
SALDOS AL 31 DE DICIEMBRE DE 2002	$ 114,792	$ 268,390	$ 2,309,448	$ 220,227	$ 2,491,263	$ (2,168,511)	$ (583,432)	$ 2,750	$ 39,808	$ 2,694,735

Las notas adjuntas son parte de los estados financieros consolidados.

CORPORACIÓN GEO, S. A. DE C. V. Y SUBSIDIARIAS

ESTADOS CONSOLIDADOS DE CAMBIOS EN LA SITUACIÓN FINANCIERA POR LOS AÑOS QUE TERMINARON EL 31 DE DICIEMBRE DE 2002 Y 2001 (En miles de pesos de poder adquisitivo del 31 de diciembre de 2002)

	2002	2001
OPERACIÓN:		
Utilidad neta por operaciones continuas	$ 383,068	$ 302,195
Partidas que no requirieron (generaron) recursos:		
Depreciación y amortización	100,211	99,470
Participación en los resultados de compañías asociadas	(20,028)	(18,101)
Impuesto sobre la renta diferido	131,773	(66,394)
Amortización de gastos preoperativos	19,644	20,676
Ganancia en venta de acciones		(3,097)
Ganancia en venta de maquinaria y equipo	680	(860)
Prima de antigüedad	645	(144)
	615,993	333,745
Cambios en activos y pasivos de operación:		
Cuentas por cobrar	(219,857)	120,264
Certificados de participación ordinaria subordinados	126,536	(240,198)
Inventarios	(172,176)	(7,079)
Otros activos circulantes	(71,448)	95,691
Proveedores	238,399	15,278
Impuesto al activo pagado	(60,383)	(77,221)
Impuestos, gastos acumulados y otros	18,303	(129,617)
Participación de los trabajadores en la utilidad		(3,611)
	(140,626)	(226,493)
Recursos generados por la operación antes de operación discontinuada		107,252
Pérdida por operación discontinuada		(11,497)
Recursos generados por la operación	475,367	95,755
FINANCIAMIENTO:		
Financiamiento largo plazo - Neto	(294,372)	25,270
Financiamiento corto plazo - Neto	110,135	(18,703)
Recompra de acciones	3,308	831
(Retiros) aportaciones del interés minoritario	(81,384)	12,300
Efecto de conversión de entidades extranjeras	(421)	3,340
Recursos (utilizados) generados en actividades de financiamiento	(262,734)	23,038
INVERSIÓN:		
Adquisición de maquinaria y equipo	(68,718)	(9,144)
Venta de acciones y otros		19,465
Efecto de desconsolidación	(1,723)	
Inversión en acciones de asociadas y otros	(7,799)	(10,603)
Recursos utilizados en actividades de inversión	(78,240)	(282)
EFECTIVO E INVERSIONES TEMPORALES:		
Incremento	134,393	118,511
Saldo al inicio del período	721,693	603,182
Saldo al final del período	$ 856,086	$ 721,693

Las notas adjuntas son parte de los estados financieros consolidados.

CORPORACIÓN GEO S. A. DE C. V. Y SUBSIDIARIAS

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
POR LOS AÑOS QUE TERMINARON EL 31 DE DICIEMBRE DE 2002 Y 2001
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2002)

1. ACTIVIDADES

CORPORACIÓN GEO, S. A. de C. V. ("GEO") es una compañía controladora, y junto con sus subsidiarias (colectivamente, la "Compañía"), tiene como principal actividad la promoción, diseño, construcción y comercialización de viviendas de interés social, que se desarrolla principalmente en México.

Las principales actividades de la Compañía por desarrollos inmobiliarios incluyen (i) la compra del terreno, (ii) la obtención de los permisos y licencias necesarios, (iii) la creación de infraestructura requerida para cada desarrollo inmobiliario, (iv) el diseño, construcción y comercialización de los desarrollos inmobiliarios, y (v) la asistencia a los compradores para que obtengan sus créditos hipotecarios. Además de sus actividades de desarrollos inmobiliarios, la Compañía actúa como contratista para ciertas entidades gubernamentales mexicanas, realizando actividades de construcción similares a las de sus desarrollos inmobiliarios, con la excepción de que la Compañía no adquiere el terreno en donde se construyen dichos proyectos.

El 9 de diciembre de 1997, GEO se asoció con Beazer Homes USA, una compañía del sector de vivienda en los Estados Unidos de Norteamérica. Con la firma de la asociación se creó la empresa subsidiaria Geo-Beazer L. P., iniciando sus operaciones en 1998. Por acuerdo del Consejo de Administración de Geo-Beazer, L. P. en septiembre de 2001, se decidió el cierre de operaciones de esta empresa, cuyos efectos se describen en la Nota 23. Durante 2002 se concluyo la liquidación de dicha empresa.

Ciclo operativo – Las operaciones de la Compañía generalmente presentan una estacionalidad significativa durante el año. Esta estacionalidad fue inicialmente el resultado de los ciclos operativo y de préstamo de varias instituciones que proporcionan financiamiento hipotecario al sector.

Sin embargo, los ciclos operativo y de préstamo de las instituciones de financiamiento hipotecario han llegado a ser menos estacionales en los últimos años, pero las operaciones de la Compañía continúan siendo de algún modo por naturaleza, estacionales. La mayoría de los desarrollos y construcciones comienzan hacia la primera mitad del año. Típicamente, la construcción de desarrollos inmobiliarios de interés social dura entre seis y nueve meses para ser terminada. Como resultado, la construcción de la mayoría de los desarrollos inmobiliarios construidos por la Compañía se termina durante el último trimestre del año. La comercialización y las ventas también se intensifican significativamente después del primer trimestre del año. En consecuencia, la Compañía ha experimentado y se estima continuará experimentando variaciones significativas en los resultados de sus operaciones de un trimestre a otro.

Aún cuando los ingresos por la venta de casas de interés social se reconocen usando el método de porciento de avance, la cobranza por dichas ventas no se efectúa sino hasta que las casas son terminadas y entregadas a los compradores. Por consiguiente, la Compañía debe financiar substancialmente todas sus actividades de desarrollo a través de financiamientos puente (por ejemplo, préstamos de bancos comerciales garantizados por los terrenos en donde serán construidos los desarrollos inmobiliarios y que serán pagados con la cobranza por las ventas de viviendas de los mismos desarrollos) y por medio de capital de trabajo. En consecuencia, la Compañía mantiene niveles altos de endeudamiento generalmente durante el segundo y tercer trimestres de cada año.

El sistema de financiamiento hipotecario mexicano – El sistema de financiamiento para el mercado inmobiliario de México está dividido en cuatro grupos institucionales como sigue:

- Fondos gubernamentales de pensiones y vivienda, financiados principalmente por aportaciones de los trabajadores. Estos fondos son los siguientes:

  - Instituto Nacional del Fondo del Ahorro para la Vivienda de los Trabajadores (Infonavit) para trabajadores de la iniciativa privada.

  - Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Fovissste) para empleados del sector público.

  - Instituto de Seguridad y Servicios Sociales para las Fuerzas Armadas Mexicanas (Isssfam) para los militares.

- Bancos comerciales, usando fondos en depósito para proveer de financiamiento a los mercados de vivienda de ingresos medio y alto.

- Un fondo público de vivienda, el Fondo de Operación y Financiamiento Bancario a la Vivienda (Fovi), administrado por el Banco de México. El Fovi proporciona financiamiento con fondos del Banco Mundial, del Gobierno Mexicano y propios a través de los bancos comerciales y Sociedades Financieras de Objeto Limitado ("Sofoles"). Las Sofoles son entidades financieras de objeto limitado que operan como bancos que únicamente otorgan créditos hipotecarios.

- Subsidios directos de instituciones públicas de vivienda, como el Fondo Nacional de Habitaciones Populares y fideicomisos estatales de vivienda.

Los ingresos y costos por desarrollos inmobiliarios de la Compañía se relacionan con algunas de las fuentes de financiamiento mencionadas anteriormente. Los tipos de financiamiento otorgados a los compradores de casas construidas por la Compañía se mencionan a continuación:

- *Línea II del Infonavit* – Actualmente, el Infonavit ofrece cuatro líneas de crédito, de las cuales la Compañía opera bajo la línea II. A través de la línea II del Infonavit, se otorga financiamiento hipotecario a los derechohabientes calificados que desean comprar una vivienda terminada. Adicionalmente, el Infonavit solicita propuestas de los desarrolladores para proyectos de vivienda. A la aprobación de la propuesta del proyecto, el desarrollador firma un contrato con el Infonavit, quien se compromete a otorgar el financiamiento hipotecario a los compradores calificados identificados por el desarrollador.

- Durante 1997, el Infonavit instituyó un nuevo programa bajo la Línea II (el programa SOC del Infonavit), por el que los trabajadores que cumplen con los requisitos establecidos, participan en un sorteo para obtener un certificado para un crédito hipotecario del Infonavit.

- *Fovi* – El acceso a los fondos del Fovi para compra de una vivienda se inicia por el desarrollador inmobiliario. El financiamiento del Fovi se otorga a la Compañía para la construcción de viviendas que se venden a compradores calificados que ganen un mínimo de 3.2 a 15 veces el salario mínimo anual. A los solicitantes de crédito les requiere el pago de un enganche equivalente a la diferencia entre el monto del préstamo hipotecario y el precio de venta de la casa, siendo el mínimo actual para las casas de interés social un 10% del precio de venta.

- *Cofinaciamientos* – Préstamos hipotecarios otorgados por el Infonavit y bancos comerciales.

2. BASES DE PRESENTACIÓN

a. *Consolidación de estados financieros* – Los estados financieros consolidados incluyen los de GEO y los de sus subsidiarias, así como de los fideicomisos sobre los cuales tiene control. En aquellas empresas en las cuales la Compañía posee un control conjunto, se utiliza el método de consolidación proporcional. Los saldos y transacciones intercompañías importantes han sido eliminadas en estos estados financieros consolidados.

b. La Compañía ha celebrado ciertos contratos de Fideicomiso con la finalidad de desarrollar viviendas de interés social. La Compañía aporta el diseño y construcción de las viviendas y las contrapartes (varios individuos que actúan como fideicomitentes en dichos contratos) aportan los terrenos (y en algunos casos la urbanización) en los que se desarrollarán las viviendas. La participación de las contrapartes se presenta en los estados financieros consolidados como interés minoritario. Bajo estos contratos de fideicomiso, entre el 8.5% y el 10% del precio de venta se participa a las contrapartes por los terrenos aportados a los fideicomisos.

Al 31 de diciembre de 2002 y 2001, la Compañía tiene las siguientes subsidiarias consolidadas:

	Porcentaje de participación	
	2002	2001
	%	%
Nacionales:		
Crelam, S. A. de C. V.	100	100
Diseño y Proyección de Vivienda, S. A. de C. V.	100	100
Edificadora Sol, S. A. de C. V.	100	100
Evitam, S. A. de C. V.	95	95
Geo Baja California, S. A. de C. V.	100	100
Geo D. F., S. A. de C. V.	99	99
Geo Edificaciones, S. A. de C. V.	100	100
Geo Guanajuato, S. A. de C. V.	100	100
Geo Guerrero, S. A. de C. V.	100	100
Geo Hidalgo, S. A. de C. V.	100	99
Geo Importex, S. A. de C. V.	100	100
Geo Jalisco, S. A. de C. V.(1)		100
Geo Laguna S. A. de C. V.	100	100
Geo Monterrey, S. A. de C. V.	97	97
Geo Morelos, S. A. de C. V.	100	100
Geo Oaxaca, S. A. de C. V.(1)		100
Geo Puebla, S. A. de C. V	100	100
Geo Reynosa, S. A. de C. V.	100	100
Geo Tampico, S. A. de C. V.	100	100
Geo Veracruz, S. A. de C. V.	100	100
Inmobiliaria Anso, S. A. de C. V.	100	100
Inmobiliaria Camar, S. A. de C. V.	100	100
Inmobiliaria Jumáis, S. A. de C. V.	100	100
Lotes y Fraccionamientos, S. A. de C. V.	100	100
Geo Hogares Ideales, S. A. de C. V.	100	100
Obras y Proyectos Coma, S. A. de C. V.	99	99
Fideicomisos:		
Chilpancingo		
Valle del Virrey		
De la Cima		
Los Arcos (2)		
Nuevo Laredo (2)		

	Porcentaje de participación 2002 %	2001 %
Internacionales:		
Inversiones Geo Chile Limitada	100	100
Constructora Geosal, S. A.		50
Inmobiliaria Geosal, S. A.		50
Agrícola las Vizcachas Limitada		50
Geo Beazer, L. P. (liquidada en 2002)		51

(1) Empresas que se fusionan el 31 de diciembre de 2001 y 2002.
(2) Fideicomiso liquidado durante 2002.

Al 31 de diciembre de 2002 y 2001, GEO mantiene participación en las siguientes compañías asociadas:

	Porcentaje de Participación en asociadas 2002 %	2001 %
Hipotecaria su Casita, S. A.	8.86	9.58
Centro de Investigación y Documentación de la Casa, S.C.	9.00	9.00
Destino Electrónico, S. A. de C. V.	3.00	3.00
Ultima Comunicaciones, S. A. de C. V.	48.00	48.00
Constructora Geosal, S. A.	49.00	
Inmobiliaria Geosal, S. A.	49.00	
Agrícola las Vizcachas Limitada	49.00	

c. *Conversión de estados financieros de subsidiarias* – Para consolidar los estados financieros de subsidiarias extranjeras que operan en forma independiente de la Compañía, se aplican las mismas políticas contables de la Compañía y se actualizan por la inflación del país en que operan y se expresan en moneda de poder adquisitivo al cierre del ejercicio y posteriormente, todos los activos y pasivos se convierten al tipo de cambio en vigor al cierre del ejercicio. El capital social se convierte al tipo de cambio de la fecha en que se efectuaron las aportaciones, las utilidades retenidas (en su caso, déficit), al tipo de cambio de cierre del ejercicio en que se obtuvieron (se incurrió), y los ingresos, costos y gastos al tipo de cambio de cierre del período que se informa. Los efectos de conversión se presentan en el capital contable.

d. *Operaciones discontinuadas* – Debido al cierre de operaciones de GEO-Beazer L. P. mencionado anteriormente, los resultados de las operaciones de dicha entidad se presentan separadamente como operaciones discontinuadas en los estados de resultados por el año terminado el 31 de diciembre de 2001 (ver Nota 23).

e. *Utilidad integral* – La utilidad integral que se presenta en los estados de variaciones en el capital contable adjuntos, se integra por la utilidad neta del ejercicio más otras partidas que representan una ganancia o pérdida del mismo período, que de conformidad con los principios de contabilidad generalmente aceptados en México se presentan directamente en el capital contable, sin afectar el estado de resultados. En 2002 y 2001, las otras partidas de utilidad integral están representadas por insuficiencia en la actualización del capital contable, los efectos de conversión de entidades extranjeras y el resultado de la inversión de los accionistas minoritarios.

f. *Reclasificaciones* – Los estados financieros por el año que terminó el 31 de diciembre de 2001 han sido reclasificados en ciertos rubros para conformar su presentación con la utilizada en 2002.

3. RESUMEN DE LAS PRINCIPALES POLÍTICAS CONTABLES

Las políticas contables que sigue la Compañía están de acuerdo con los principios de contabilidad generalmente aceptados en México, los cuales requieren que la administración de la Compañía efectúe ciertas estimaciones y utilice ciertos supuestos para valuar algunas de las partidas de los estados financieros y para efectuar las revelaciones que se requieren en los mismos. Aun cuando los resultados reales pueden diferir de dichas estimaciones, la administración de la Compañía considera que las estimaciones y supuestos utilizados fueron los adecuados en las circunstancias. Las principales políticas contables seguidas por la Compañía son las siguientes:

Comparabilidad

a. *Desincorporación de subsidiaria* – En 2002 la Compañía vendió el uno porciento de las acciones representativas del capital social de las subsidiarias Constructora Geosal, Inmobiliaria Geosal y Agrícola las Vizcachas. Hasta el 31 de diciembre de 2001, debido a que la Compañía mantenía control conjunto sobre las políticas de gobierno de dichas subsidiarias se utilizó el método de consolidación proporcional. Al 31 de diciembre de 2002, la inversión en esas subsidiarias se reconoce bajo el método de participación. La información financiera condensada al 31 de diciembre de 2001 se resume a continuación:

	Diciembre 2001
Balances generales:	
Activo circulante	$ 183,356
Activo fijo	28,978
Pasivo total	(124,748)
Capital contable	$ 87,586

	Año que terminó el 31 de diciembre de 2001
Estado de resultados:	
Ingresos	$ 108,095
Costos y gastos	(109,068)
Impuestos	(485)
Pérdida neta	$ (1,458)

b. *Reconocimiento de los efectos de la inflación* – La Compañía actualiza sus estados financieros en términos de pesos de poder adquisitivo de la fecha del último balance general que se presenta, reconociendo así los efectos de la inflación en la información financiera. En consecuencia, los estados financieros del año anterior que se presentan, también han sido actualizados en términos del mismo poder adquisitivo y sus cifras difieren de las originalmente presentadas que estaban en pesos de poder adquisitivo del cierre del año. Consecuentemente, las cifras de los estados financieros adjuntos son comparables, al estar todas expresadas en pesos constantes.

c. ***Inversiones temporales*** – Se valúan al costo de adquisición, más rendimientos devengados o a su valor neto de realización estimado, el que sea menor, en su caso, se valúan a valor de mercado.

d. ***Inventarios inmobiliarios*** – Se valúan al costo de adquisición de terrenos, licencias, materiales, mano de obra y gastos directos e indirectos que se incurren en la actividad de construcción de la Compañía. Se actualizan conforme al método de costos específicos.

   Durante el período de desarrollo de los inventarios inmobiliarios, se capitaliza el costo integral de financiamiento de créditos puente hipotecarios y otros financiamientos relacionados con el proceso de construcción.

e. ***Inversión en acciones de asociadas*** – Se valúan aplicando el método de participación cuando la Compañía tiene influencia significativa (generalmente una participación entre el 10% y el 50% y que no tenga control sobre la empresa asociada).

f. ***Inmuebles, maquinaria y equipo*** – Se registran al costo de adquisición, y se actualizan mediante factores derivados del Índice Nacional de Precios al Consumidor (INPC). En el caso de activos fijos de origen extranjero su costo de adquisición se actualiza con la inflación del país de origen y se considera la fluctuación del peso mexicano con relación a dicha moneda. La depreciación se calcula conforme al método de línea recta con base en la vida útil de los activos, de acuerdo como sigue:

	Años promedio	
	2002	**2001**
Edificios	37	38
Maquinaria y equipo	11	12
Equipo de transporte	4	4
Equipo de cómputo	3	3
Mobiliario y equipo	10	10
Gastos de Instalación	5	5

g. ***Gastos de instalación*** – La Compañía capitaliza todas aquellas inversiones relacionadas con los centros de venta, los cuales se reexpresan con el INPC y se amortizan aplicando el método de línea recta, en cinco años.

h. ***Herramientas*** – Las herramientas se valúan a su costo de adquisición. Se reexpresan con el INPC y se amortizan en línea recta en tres años.

i. ***Gastos preoperativos*** – Los gastos preoperativos se incluyen en otros activos y representan todas aquellas erogaciones que se incurren en el desarrollo de nuevos productos nacionales, incluyendo la creación de centros de producción para desarrollar mercados e iniciar operaciones de venta. Se reexpresan con el INPC y se amortizan a partir de que se inicia el proceso de construcción aplicando el método de línea recta, en cinco años.

j. ***Gastos de emisión de deuda*** – Los gastos relacionados con la emisión de deuda se registran al costo. Se reexpresan con el INPC y se amortizan como gastos financieros durante la vida de la deuda de acuerdo con el saldo insoluto, o con base en el método de línea recta cuando su importe total se liquida al vencimiento.

k. ***Comisiones por pagar*** – Las comisiones por pagar a los vendedores se reconocen como gastos cuando se registra la venta relativa.

l. *Provisión para garantías* – La provisión de obligaciones futuras por garantías sobre las casas vendidas, se reconoce como gasto en el período en el que se registran las ventas relativas y se incluye dentro del rubro impuestos y gastos acumulados en los balances generales consolidados.

m. *Obligaciones laborales al retiro* – El pasivo por prima de antigüedad, se registra conforme se devenga, el cual se calcula por actuarios independientes con base en el método de crédito unitario proyectado utilizando tasas de interés reales. Por lo tanto, se está reconociendo el pasivo que a valor presente, se estima cubrirá la obligación por estos beneficios a la fecha estimada de retiro del conjunto de empleados que labora en la Compañía. Las indemnizaciones se cargan a los resultados cuando se toma la decisión de pagarlas.

n. *Impuesto sobre la renta, impuesto al activo y participación de los trabajadores en las utilidades* – Las provisiones para el impuesto sobre la renta (ISR) y participación de los trabajadores en las utilidades (PTU), se registran en los resultados del año en que se causan, y se reconoce el ISR diferido proveniente de las diferencias temporales que resultan de la comparación de los valores contables y fiscales de los activos y pasivos, y en su caso, se incluye el beneficio de las pérdidas fiscales por amortizar. El impuesto sobre la renta diferido activo, se registra sólo cuando existe alta probabilidad de que pueda recuperarse. Se reconoce la PTU diferida proveniente de las diferencias temporales entre el resultado contable y la renta gravable, sólo cuando se pueda presumir razonablemente que van a provocar un pasivo o beneficio, y no exista algún indicio de que vaya a cambiar esa situación, de tal manera que los pasivos o los beneficios no se materialicen.

   El impuesto al activo pagado que se espera recuperar, se registra como un anticipo de impuesto sobre la renta y se presenta en el balance general disminuyendo el pasivo por ISR diferido

o. *Operaciones en moneda extranjera* - Las operaciones en moneda extranjera se registran al tipo de cambio vigente a la fecha de su celebración. Los activos y pasivos monetarios en moneda extranjera se valúan en moneda nacional al tipo de cambio vigente a la fecha de los estados financieros. Las fluctuaciones cambiarias se registran en los resultados.

p. *Insuficiencia en la actualización del capital contable* – Se integra del resultado por posición monetaria acumulado hasta la primera actualización y la ganancia (o pérdida) por tenencia de activos no monetarios que representa el cambio en el nivel específico de precios que se incrementó por encima (por debajo) de la inflación menos el efecto del impuesto sobre la renta diferido relativo.

q. *Reconocimiento de ingresos* – Los ingresos por desarrollos inmobiliarios se registran de acuerdo al método de "porciento de avance" considerando el número de unidades equivalentes en función de los costos incurridos en cada proyecto o desarrollo. Hasta el año anterior se calculaba con base en el porcentaje que los costos incurridos representaban del total de los costos estimados. Esta modificación no implica cambio alguno en la política del reconocimiento de ingresos, sino una adecuación en la forma de cálculo del avance, el efecto de esta adecuación representó una disminución de la utilidad bruta de $1,633 que en términos porcentuales es el 0.1% de la utilidad bruta.

   Por los contratos de construcción los ingresos se reconocen igualmente conforme al método de "porcentaje de avance", con base en el porcentaje que los costos incurridos representan del total de los costos estimados.

La Compañía registra sus ingresos provenientes de desarrollos inmobiliarios, cuando se cumplan los requisitos siguientes, hasta por el total del número de unidades equivalentes producidas que estén vendidas:

I. Para venta a derechohabientes del INFONAVIT:

- Los proyectos han sido aprobados por el INFONAVIT en sus modalidades de paquetes línea II, subastas de financiamiento ganadas y cofinanciamientos.
- Cuando el derechohabiente comprador ha entregado su enganche (si es que se requiere).
- El derechohabiente ha firmado su contrato de compraventa.
- El derechohabiente ha presentado toda la documentación oficial requerida ante el INFONAVIT para el trámite de su crédito.
- Se ha comprobado que el derechohabiente ha obtenido la calificación mínima publicada en el Diario Oficial de la Federación correspondiente al período de que se trate.

Cumplidos los requisitos relacionados, se considera que la venta se ha realizado.

En base a la experiencia de la Compañía, se confirma que las solicitudes que son calificadas favorablemente por la Compañía y cumplen con todos requisitos, son aprobadas en un 97% por el INFONAVIT. Aquellas que son rechazadas, se sustituyen por las de otros derechohabientes cuya documentación ha sido presentada al INFONAVIT, dado que la Compañía los tiene en su cartera de clientes dada la gran demanda existente de vivienda.

La Compañía mantiene una provisión de $7,758 y $7,097 al 31 de diciembre de 2002 y 2001, respectivamente, para las posibles cancelaciones de contratos.

Ia. Para venta a derechohabientes del INFONAVIT mediante el Sistema de Otorgamiento de Créditos (SOC), cuando se cumple lo siguiente:

- Los proyectos han sido aprobados por el INFONAVIT en sus modalidades de paquetes línea II, subastas de financiamiento ganadas.
- Cuando el comprador derechohabiente ha entregado su enganche (si es que se requiere).
- El derechohabiente ha firmado su contrato de compraventa.
- El derechohabiente aparece en la relación de ganadores que se publica de la subasta de créditos, en el entendido de que si la publicación se realiza dentro de los 45 días siguientes al cierre de la convocatoria de inscripción para la subasta de créditos, o de la fecha de la última entrega de candidatos, se considerará que las ventas se realizaron en el mes en que se cerró la convocatoria o que se entregó la última relación de candidatos.
- Que el monto del crédito del cliente sea razonable y pueda razonablemente esperarse el cobro de la vivienda, tomando en consideración el "crédito estimado en número de veces de salario mínimo (V.S.M.)" que se publica o el proyectado por la Compañía, y en su caso considerando que el cliente entregue la diferencia.

II. Para venta a clientes con crédito bancario "FOVI"; se registra el ingreso cuando se ha cumplido con los requisitos siguientes:

- Tener ganada una subasta Fovi, y estar vigente a la fecha.
- Que la Compañía realice una revisión y evaluación del cliente, a efecto de comprobar que es sujeto de crédito en calidad y monto.
- Obtener del banco o Sociedad Financiera de Objeto Limitado (SOFOL) carta en donde conste que el cliente ha sido sujeto a una investigación de referencias bancarias y el resultado haya sido favorable, por lo que obtiene una carta de "Preautorización".
- El cliente debe haber pagado parcial o totalmente su enganche, y que la diferencia se documente.
- Que se haya celebrado un contrato de compraventa con el cliente, y quede debidamente firmado.
- Tener integrado el expediente del cliente con toda la documentación solicitada por el banco o SOFOL.
- El expediente deberá ser entregado al banco o SOFOL dentro de los 45 días naturales siguientes a la obtención de la carta de preautorización, a efecto de tramitar y obtener la autorización definitiva del crédito del cliente.

III. Para venta con hipoteca "FOVI" mediante subasta con crédito Bancomer; se registra el ingreso:

- Cuando el comprador ha entregado su enganche a la institución financiera y ésta a su vez ha liquidado el valor total de la vivienda a la Compañía.

IV. Para venta a clientes con crédito bancario "FOVI" mediante el Programa Especial de Créditos (PEC); se registra el ingreso cuando se han cumplido con los requisitos siguientes:

- Tener ganada una subasta FOVI para el PEC, y estar vigente a la fecha.
- Que se haya celebrado con un contrato de compraventa con el cliente.
- Tener copia de la solicitud de inscripción al concurso de enganches por parte del cliente, en donde se especifica el monto del enganche depositado por el mismo. Este enganche depositado en el banco o SOFOL se entregará a la Compañía al momento de la escrituración de la vivienda.
- Tener copia de la carta de confirmación que expide el banco o SOFOL, en donde se acredite que el cliente tiene asignado el derecho sobre un crédito individual de alguna de las promociones de la Compañía por resultar ganador del concurso.
- Tener acuse de recibo al entregar la solicitud de crédito y el expediente del cliente al banco o SOFOL dentro de los 10 días hábiles siguientes a la publicación u obtención de la carta de confirmación de ganadores (a efecto de obtener la autorización definitiva del crédito); en caso de que no se cumpla con este requisito dentro del plazo estipulado, se cancelará el derecho del crédito individual del cliente por parte de FOVI.

V. Para venta a clientes del sector público "FOVISSSTE" se registra el ingreso cuando se han cumplido con los requisitos siguientes:

- Contar con el número de registro del paquete de vivienda terminada aprobado por el Comité FOVISSSTE, así como el recibo de pago que equivale al 0.07% del valor de la vivienda.
- El derechohabiente ha firmado su contrato de compra venta.
- Contar con la publicación de ganadores en donde el cliente resultó seleccionado.
- Que el monto de crédito del cliente sea razonable y pueda razonablemente esperarse el cobro de la vivienda, tomando en consideración el crédito estimado en número de veces de salario mínimo (V.S.M.) que se publica o el proyectado por la compañía y en su caso considerando que el cliente entregue la diferencia.
- El expediente deberá ser entregado al banco o sofol y/o FOVISSSTE, dentro de los 45 días naturales siguientes a la publicación de ganadores, a efecto de tramitar y obtener el Certificado de Crédito Hipotecario para la vivienda terminada del cliente, expedida por dicha institución o por el FOVISSSTE.

r. ***Resultado por posición monetaria*** – El resultado por posición monetaria, que representa la erosión del poder adquisitivo de las partidas monetarias originada por la inflación, se calcula aplicando factores derivados del INPC a la posición monetaria neta mensual. La pérdida se origina de mantener una posición monetaria activa neta.

s. ***Utilidad por acción*** – La utilidad básica por acción ordinaria se calcula dividiendo la utilidad neta mayoritaria entre el promedio ponderado de acciones ordinarias en circulación durante el ejercicio.

4. CUENTAS POR COBRAR

	2002	2001
Clientes por ventas inmobiliarias y por avance (1)	$ 2,578,517	$ 2,411,230
Provisión para cancelación de contratos (2)	(7,758)	(7,097)
Total por actividades de desarrollos inmobiliarios	2,570,759	2,404,133
Obra ejecutada no estimada	12,128	15,469
Estimaciones por cobrar	16,147	14,460
Fondo de garantía	3,302	21,606
Documentos por cobrar y otros	17,201	47,141
Reserva para cuentas incobrables	(26,390)	
Total construcción y otras cuentas por cobrar	22,388	98,676
	$ 2,593,147	$ 2,502,809

(1) Los clientes por ventas inmobiliarias y por avance se integran de acuerdo al tipo de hipoteca, como sigue:

	2002	2001
Fovi	$ 603,373	$ 484,399
Línea II y subasta Infonavit	1,975,144	1,797,529
Total operación nacional	2,578,517	2,281,928
Total operación internacional		129,302
	$ 2,578,517	$ 2,411,230

(2) La estimación se integra como sigue:

	2002	2001
Ventas	$ (15,993)	$ (14,633)
Costos	8,235	7,536
Total	$ (7,758)	$ (7,097)

5. INVENTARIOS INMOBILIARIOS

	2002	2001
Construcciones en proceso de desarrollos inmobiliarios	$ 585,277	$ 756,505
Terrenos en desarrollo	831,478	691,856
Materiales para construcción	202,601	174,730
Anticipos a contratistas	13,109	32,642
	1,632,465	1,655,733
Menos: Terrenos a largo plazo	178,008	124,029
	$ 1,454,457	$ 1,531,704

6. OTROS ACTIVOS CIRCULANTES

	2002	2001
Impuestos por recuperar	$ 18,481	$ 52,699
Deudores diversos	117,368	20,723
Pagos anticipados	47,385	43,786
Otros		1,985
	$ 183,234	$ 119,193

7. INVERSIÓN EN ACCIONES DE ASOCIADAS

La inversión en acciones de asociadas es como sigue:

	2002	2001
Hipotecaria su Casita, S. A.	$ 82,557	$ 71,249
Centro de Investigación y Documentación de la Casa, S. C.	287	326
Destino Electrónico, S. A. de C. V.	(95)	(92)
Ultima Comunicaciones, S. A. de C. V.	(624)	(492)
Grupo Geosal	94,928	
	$ 177,053	$ 70,991

La participación en los resultados de compañías asociadas es como sigue:

	2002	2001
Hipotecaria su Casita, S. A.	$ 18,877	$ 18,663
Centro de Investigación y Documentación de la Casa, S. C.	(18)	20
Destino Electrónico, S. A. de C. V.	(8)	(64)
Ultima Comunicaciones, S. A. de C. V.	(288)	(518)
Grupo Geosal	1,465	
Utilidad neta	$ 20,028	$ 18,101

8. CERTIFICADOS DE PARTICIPACIÓN ORDINARIOS AMORTIZABLES - Burzatilización de derechos de crédito futuros

Las subsidiarias de GEO establecieron en 2000 un programa revolvente para la bursatilización de derechos de crédito futuros (Derechos) que se derivan de sus contratos de compraventa de viviendas, los cuales se afectan al fideicomiso constituido para tal efecto en Nacional Financiera, S. N. C. Institución de Banca de Desarrollo; Nacional Financiera opera como el fiduciario.

A través de una oferta pública de Certificados de Participación Ordinarios Amortizables (CPO's), que comprende la emisión de CPO's preferentes y CPO's subordinados, que son adquiridos por el público inversionista y GEO, respectivamente, el fideicomiso obtiene los recursos necesarios para invertirlos en la adquisición de los Derechos. Una vez que en el fideicomiso se cobran los Derechos, se efectúan nuevas adquisiciones, tomando en consideración el vencimiento de la emisión de los CPO's. En abril y diciembre de 2000 y diciembre de 2001, se efectuaron emisiones de CPO's por $133,000, $167,000 y $100,000, respectivamente, las cuales vencen en abril de 2002, en julio de 2004 y agosto de 2005. La primera emisión fue amortizada anticipadamente el 15 de enero de 2002.

GEO tiene la obligación de terminar de construir las viviendas relativas a los Derechos y la responsabilidad de efectuar la cobranza de los Derechos y depositarla diariamente en el fideicomiso. Los CPO's preferentes se liquidan a su valor nominal y devengan intereses a la tasa de 11.15%, de 10.18% y 9.93% anual, respectivamente, con cargo al patrimonio del fideicomiso. Con los recursos provenientes de la cobranza de los Derechos, se constituye en el fideicomiso un fondo ("Aforo") para el pago de gastos e intereses a favor de los CPO's preferentes. Una vez que se pagan totalmente los CPO's preferentes, el remanente del patrimonio del fideicomiso, se utiliza para pagar los CPO's subordinados.

La amortización anticipada de los CPO's preferentes, de conformidad con lo establecido en el fideicomiso y previa instrucción del Comité Técnico al fiduciario, se efectuará a su valor nominal entre otras razones, cuando:

a. Los fideicomitentes se nieguen o no puedan ceder por cualquier causa al fideicomiso derechos de crédito futuros adicionales, para llevar a cabo inversiones permitidas, y dicha eventualidad se traduzca en la acumulación del 50% en efectivo fideicomitido del valor del principal de los CPO's preferentes, permaneciendo dicha situación durante 60 días naturales.

b. Los derechos de crédito futuros no reúnan los criterios de elegibilidad establecidos en el acta de emisión del fideicomiso.

Las emisiones de CPO's han sido:

	2002	2001
Primera emisión - 15 de abril de 2000	$	$ (133,000)
Segunda emisión - 7 de diciembre de 2000	(167,000)	(167,000)
Tercera emisión - 20 de diciembre de 2001	(100,000)	(100,000)
Aforo de las emisiones	(173,673)	(298,517)
Reinversiones - Neto	(962,247)	(211,143)
Derechos de crédito bursatilizados - total	(1,402,920)	(909,660)
Menos - Cartera escriturada y cobrada	797,405	780,252
Derechos de crédito bursatilizados - Neto	(605,515)	(129,408)
Menos obra ejecutada relativa a los derechos de crédito	400,526	152,631
Menos inversión en CPO's subordinados	359,865	243,014
Derechos de crédito - Neto	154,876	266,237
Actualización al 31 de diciembre de 2002		15,176
CPO's subordinados - Neto	$ 154,876	$ 281,413

9. INMUEBLES, MAQUINARIA Y EQUIPO

	2002	2001
Terreno	$ 72,510	$ 47,003
Edificios	123,607	118,252
Maquinaria y vehículos	765,279	771,261
Equipo de cómputo	96,573	98,545
Mobiliario y equipo	76,519	77,033
	1,134,488	1,112,094
Depreciación acumulada	(433,423)	(386,415)
	701,065	725,679
Gastos de instalación	57,399	73,873
Amortización acumulada	(27,156)	(40,776)
	30,243	33,097
	$ 731,308	$ 758,776

10. OTROS ACTIVOS

	2002	2001
Gastos preoperativos nacionales	$ 28,455	$ 45,074
Gastos preoperativos internacionales		16,114
Gastos de emisión de deuda	15,172	5,935
Herramientas y equipo menor	67,185	95,674
	110,812	162,797
Amortización acumulada	(15,247)	(31,966)
	95,565	130,831
Documentos por cobrar a largo plazo (1)	11,794	12,286
	$ 107,359	$ 143,117

(1) Corresponden a derechos de cobro sobre hipotecas otorgadas por la Comisión Estatal de la Vivienda del Estado de Querétaro con las siguientes características: plazo 30 años, vencimientos periódicos hasta el año 2026; la cobranza es efectuada por el Infonavit.

11. INSTITUCIONES DE CRÉDITO

	2002	2001
Moneda nacional		
Créditos puente hipotecarios con garantía de los inventarios inmobiliarios, tasas de interés variable con base en la tasa TIIE más 2 a 3.75 puntos porcentuales al 31 de diciembre de 2002 y 2001.	$ 876,184	$ 967,129
Papel Comercial emitido a través de Casa de Bolsa Bancomer, Banorte, Inverlat e Inbursa, con una tasa de descuento del 10.56% al 31 de diciembre de 2002, y del 9.63% al 10.32% al 31 de diciembre de 2001.	46,381	90,903
Créditos puente hipotecarios con garantía de los inventarios inmobiliarios, tasas de interés variable con base en UDIS más 8.34% al 31 de diciembre de 2002 y 2001.	16,899	40,996
Créditos directos, sin garantía específica, con una tasa de interés del 10.95% al 11.90% al 31 de diciembre de 2002 y del 15.% al 18.34% al 31 de diciembre de 2001, con varios vencimientos menores a un año.	135,452	238,878
Pesos Chilenos		
Créditos puente hipotecarios con garantía de los inventarios inmobiliarios, por $5,268,520,792 de pesos chilenos, tasas de interés variable sobre la base de Unidades de Fomento 6.095% más 6.57% hasta 7.72% al 31 de diciembre de 2001.		78,329
	$ 1,074,916	$ 1,416,235

Al 31 de diciembre de 2002 la Compañía cuenta con líneas disponibles por un monto $3,995,091

b. TIIE.- Tasa de interés interbancaria de equilibrio que es definida por el Banco de México; al 31 de diciembre de 2002 y 2001, la TIIE fue de 8.535% y 7.90%, respectivamente.

c. UDIs.- Son unidades de inversión, las cuales son valuadas en pesos y se indexan conforme el cambio en el Indice Nacional de Pesos al Consumidor (INPC). Los préstamos se presentan en el balance de acuerdo al valor en moneda nacional de la UDI; los intereses de los préstamos se calculan en función a la UDI. El principal y los intereses se pagan de acuerdo al valor en moneda nacional de las UDIs del día de pago. El valor de la UDI en moneda nacional al 31 de diciembre de 2002 es de 3.225778 pesos.

d. LIDER.- Es la tasa más alta del día entre CETES (6.98% y 17.59% al 31 de diciembre de 2002 y 2001, respectivamente), CPP (Tasa definida por el Banco de México) o TIIE.

12. PROVEEDORES DE TERRENOS

La Compañía tiene celebrados contratos de compraventa por los siguientes terrenos:

	2002	2001
Contrato por un monto total de $84,152, con vencimiento en el 2003.	$ 56,152	
Contrato por un monto total de $35,384. Pago inicial de $20,000 al momento de la escrituración y el remanente a un plazo menor a un año.	35,384	
Contrato por un monto total de $33,289, con vencimiento en el 2003.	22,362	
Contrato por un monto total de $31,500, con vencimiento en 2002.		$ 22,724
Contrato por un monto total de $2,864,250 dólares estadounidenses y con las condiciones siguientes: Pago de $2,004,975 dólares estadounidenses, con vencimiento al momento de la escrituración.		19,309
Contratos por un monto total de $21,976 y con las condiciones siguientes: Pago del 20% al momento de la escrituración, el diferencial dentro del los 45 días naturales posteriores a la firma de la escritura.		19,532
Contrato por un monto total de $42,718 y con las condiciones siguientes: pagos mensuales hasta el 30 de abril de 2002.		11,048
Contratos por varios predios, con varios vencimientos.	118,946	94,187
Total	232,844	166,800
Vencimientos a corto plazo	232,844	145,759
Pasivo a largo plazo	$ 0	$ 21,041

13. IMPUESTOS, GASTOS ACUMULADOS Y OTROS

	2002	2001
Impuestos, excepto impuesto sobre la renta	$ 62,246	$ 50,416
Provisiones	58,704	41,620
Acreedores por servicios	66,713	78,345
	$ 187,663	$ 170,381

14. PASIVO A LARGO PLAZO

	2002	2001
Moneda Nacional		
Pagaré a mediano plazo, con vencimiento el 7 de agosto de 2003; tasa de interés variable que al 31 de diciembre de 2002 es del 13.38%.	$ 300,000	$ 317,100
Pagaré a mediano plazo, con vencimiento el 27 de enero de 2005; tasa de interés variable que al 31 de diciembre de 2002 es del 13.38%.	300,000	317,100
Pagaré a mediano plazo, con vencimiento el 28 de marzo de 2006; tasa de interés variable que al 31 de diciembre de 2002 es del 13.13.	135,000	142,695
Pagaré a Mediano Plazo, con vencimiento el 26 de abril de 2006; tasa de interés variable que al 31 de diciembre de 2002 es del 11.75%.	65,000	68,705
Pagaré a Mediano Plazo, con vencimiento el 6 de octubre de 2006; tasa de interés variable que al 31 de diciembre de 2002 es del 11.75%.	200,000	
Contratos de arrendamiento financiero para la adquisición de maquinaría y equipo con una tasa de interés variable sobre la tasa TIIE más 1.5% al 31 de diciembre de 2002, con diversos vencimientos.	3,924	14,143
Crédito hipotecario con garantía en cierto número de casas otorgado por Banco Bilbao Vizcaya, a una tasa variable que al 31 de diciembre de 2002 es del 18%.	434	471
Dólares		
Programa de Europapel Comercial hasta un monto de $70,000,000 de dólares estadounidenses. Al 31 de diciembre de 2002 se ha dispuesto de $4,000,000 de dólares, a una tasa de interés fija del 7% anual, con vencimiento el 4 de abril del 2003.	41,757	

	2002	2001
Pagaré contratado con GE Capital por $6,500,000 de dólares estadounidenses, pagadero en 19 abonos trimestrales remanentes, con una tasa de interés del 9.57% al 31 de diciembre de 2002 y 2001, garantizado con un avión propiedad de la Compañía.	44,957	48,513
Pagarés a mediano plazo por $50,000,000 de dólares estadounidenses a una tasa de interés fija del 10% anual, con vencimiento el 23 de mayo del 2002.		103,591
Pesos Chilenos		
Crédito con el Banco del Estado de Chile por un importe de $2,303,529,298 de pesos chilenos, con una tasa de interés sobre la base de la Tasa Activa Bancaria promedio del 6.7% mas 1.2% al 31 de diciembre de 2001.		34,509
	1,091,072	1,046,827
Menos porción circulante del pasivo a largo plazo	353,480	123,904
	737,592	922,923
Prima de antigüedad	2,110	1,465
	$ 739,702	$ 924,388

a. Los vencimientos del pasivo a largo plazo al 31 de diciembre de 2002, excluyendo obligaciones laborales al retiro, son:

2004	$ 37,592
2005	300,000
2006	400,000
	$ 737,592

15. CAPITAL CONTABLE

a. El capital contable mayoritario a valores históricos y actualizados se integra como sigue:

		2002	
	Histórico	Actualización	Total
Capital social	$ 114,792	$ 268,390	$ 383,182
Prima en suscripción de acciones	998,453	1,310,995	2,309,448
Reserva para recompra de acciones	215,011	5,216	220,227
Utilidades retenidas	1,873,597	617,666	2,491,263
Insuficiencia en la actualización del capital contable		(2,168,511)	(2,168,511)
Efecto acumulado de impuesto sobre la renta diferido	(528,707)	(54,725)	(583,432)
Efecto de conversión de entidades extranjeras	204	2,546	2,750
	$ 2,673,350	$ (18,423)	$ 2,654,927

		2001	
	Histórico	Actualización	Total
Capital social	$ 112,788	$ 270,828	$ 383,616
Prima en suscripción de acciones	998,453	1,310,995	2,309,448
Reserva para recompra de acciones	200,000	16,485	216,485
Utilidades retenidas	1,486,534	640,081	2,126,615
Insuficiencia en la actualización del capital contable		(2,045,732)	(2,045,732)
Efecto acumulado de impuesto sobre la renta diferido	(528,707)	(54,725)	(583,432)
Efecto de conversión de entidades extranjeras	924	2,247	3,171
	$ 2,269,992	$ 140,179	$ 2,410,171

Al 31 de diciembre de 2002, el capital social autorizado es de 161,079,308 acciones, de las cuales están suscritas y pagadas 100,472,530 acciones respectivamente. Las acciones son sin valor nominal, sin derecho a retiro y corresponden al capital fijo. Al 31 de diciembre de 2002, se encuentran en circulación 99,438,030 acciones y 1,034,500 en tesorería.

b. La utilidad integral que se presenta en los estados de variaciones en el capital contable adjuntos, representa el resultado total de la actuación de la Compañía durante cada ejercicio, y se integra por la utilidad neta del ejercicio más otras partidas del mismo período que de conformidad con los principios de contabilidad generalmente aceptados en México se presentan directamente en el capital contable, sin afectar el estado de resultados. En 2002 y 2001, las otras partidas de utilidad integral están representadas por la insuficiencia en la actualización del capital contable, los efectos de conversión de entidades extranjeras y el resultado de la inversión de los accionistas minoritarios.

c. La distribución del capital contable, excepto por los importes actualizados del capital social aportado y las utilidades retenidas fiscales, causará el impuesto sobre la renta sobre dividendos a cargo de la Compañía a la tasa del 35%. A partir de 2003 dicha tasa se reducirá en un punto porcentual en cada año hasta llegar al 32% en 2005. El impuesto que se pague por dicha distribución, se podrá acreditar contra el impuesto sobre la renta a cambio de la compañía en los tres ejercicios siguientes al pago.

   Con motivo de la reforma fiscal para el ejercicio 2003, el acreditamiento del impuesto que se pague por la distribución del capital contable como se indica en el párrafo anterior, únicamente podrá efectuarse contra el impuesto sobre la renta del ejercicio en el que se pague el impuesto sobre dividendos y en los dos ejercicios inmediatos siguientes, contra el impuesto del ejercicio y los pagos provisionales de los mismos.

d. Durante la Asamblea General Extraordinaria de Accionistas celebrada el 31 de marzo de 1997, se autorizó la emisión de 5,000,000 de nuevas acciones ordinarias, sin expresión de valor nominal de la Serie "B", de las cuales parte serán distribuidas al personal clave, a través de la suscripción de obligaciones quirografarias necesariamente convertibles en acciones, según fue aprobado en la misma asamblea, y la otra parte se mantendrá para futuros incentivos. El propósito de estos planes, es el de alinear los intereses de los empleados con los accionistas de la Compañía, así como recompensarlos por los éxitos de la empresa.

e. En las Asambleas Generales Extraordinarias de Accionistas y Junta del Consejo de Administración celebradas en abril, mayo y agosto de 2001, fue aprobado lo siguiente:

- El aumento de capital social adicional en $67,880 mediante la conversión de 60,606,778 obligaciones convertibles en acciones ordinarias de GEO. Se acordó que 10,606,778 acciones serán ofrecidas al personal clave de GEO como parte de un plan de incentivos pasados, presentes y futuros. Las 50,000,000 de acciones remanentes serán emitidas solamente en caso de un "Cambio de control" de GEO de acuerdo con la definición que el Consejo de Administración haga de este evento en juntas posteriores.

- En la Junta del Consejo de Administración celebrada el 4 de mayo de 2002, se definió el término "Cambio de control" de GEO como la acción concertada de una o varias personas físicas o morales para adquirir, detentar y/o comenzar una oferta o intercambio por el 30% o más de las acciones de GEO sin aprobación por escrito del Consejo de Administración. En la misma junta se estableció también el mecanismo por el cual serían entregadas las 50,000,000 de acciones en caso de un cambio de control de GEO. Dicho mecanismo consiste en entregar las acciones a los funcionarios que el propio Consejo de Administración determine mismos que aportarían las acciones a un fideicomiso que distribuiría dichas acciones a prorrata entre los accionistas de GEO, con excepción de aquellos que sean identificados por el mismo Consejo de Administración como responsables del cambio de control de GEO. Las modificaciones y reformas a los estatutos sociales correspondientes serán válidas hasta que sean autorizadas por la Comisión Nacional Bancaria y de Valores (CNBV), al amparo del Artículo 14 bis 3, fracción VII de la Ley del Mercado de Valores publicada el 1 de junio de 2002.

- Para incrementar el número de acciones comunes por la conversión de obligaciones convertibles en acciones según se explica en párrafos anteriores, se aprobó aumentar la parte fija del capital social por un importe de $67,880 mediante la emisión de 60,606,778 acciones comunes de la Serie "B", sin valor nominal, que serán depositadas en la Tesorería de la Compañía.

- Con relación al plan de incentivos al personal clave mencionado en el inciso d anterior, se había autorizado la emisión de 5,000,000 de acciones. Posteriormente, se acordó cancelar 1,481,485 acciones que estaban pendientes de ser suscritas. Sin embargo, como se menciona en el primer párrafo del inciso e, quedan 10,606,778 acciones pendientes de ser suscritas para efectos del plan de incentivos al personal clave. En el mes de septiembre de 2002, se emitieron 2,954,283 obligaciones quirografarias con valor nominal de $1.12 M.N., las cuales se convirtieron en acciones generando un aumento en el capital por $3,308. El saldo de las acciones pendientes de suscribir al 31 de diciembre de 2002 es de 7,652,495.

  La compensación otorgada a los ejecutivos y empleados serán liberadas en las fechas y en los porcentajes que a continuación se indican mediante un fideicomiso establecido para tal efecto:

  El 4 de julio del 2003 40% de las acciones
  El 4 de julio del 2004 30% de las acciones
  El 4 de julio del 2005 30% de las acciones

  El Plan de Incentivos a empleados y ejecutivos esta condicionado a lo siguiente:

  Permanecer como funcionario de la Compañía durante los tiempos y términos señalados y en caso contrario aceptan y reconocen que el valor de sus acciones será $1.12 (un peso doce centavos).

  Los derechos de adquisición relacionadas con las acciones liberadas de conformidad al calendario antes citado no tendrán efectos proporcionales por fracciones de ejercicio, ya que los mencionados derechos únicamente se generarán, en su caso, llegada las referidas fechas.

- Los accionistas también acordaron cancelar 9,125,293 acciones emitidas el 31 marzo de 1997 y que se encontraban en la Tesorería de la Compañía, pendientes de ser suscritas.
- El Consejo de Administración de GEO acordó que en caso de que los accionistas reciban y acepten una oferta no hostil de compra de acciones de la Compañía, la oferta se hará extensiva por el grupo comprador a todos los inversionistas de la Compañía, de tal manera que los accionistas con interés minoritario, así como el grupo controlador, tengan la posibilidad de participar en dicha transacción y vender sus acciones al mismo precio y en las mismas condiciones. Este tipo de protección a los inversionistas minoritarios se conoce en los mercados financieros internacionales como "Tag Along".
- Se aprobó incrementar la reserva para compra de acciones propias a la cantidad de $200,000 Al 31 de diciembre de 2002 se tienen 1,034,500 acciones recompradas.

f. Los saldos de las cuentas fiscales del capital contable al 31 de diciembre de 2002

	2002	2001
Cuenta de capital de aportación consolidada	$ 2,682,561	$ 2,682,561
Cuenta de utilidad fiscal neta consolidada	292	292
	$ 2,682,853	$ 2,682,853

16. SALDOS Y OPERACIONES EN MONEDA EXTRANJERA

a. La posición monetaria en moneda extranjera al 31 de diciembre de 2002 es:

Moneda	Saldos en moneda extranjera (miles)	Equivalente en moneda nacional
Dólares estadounidenses:		
Activos monetarios	$ 1,651	$ 17,232
Pasivos monetarios	(8,306)	(86,714)
Posición (pasiva) corta	$ (6,655)	$ (69,482)

b. Activos no monetarios de origen extranjero al 31 de diciembre de 2002.

La maquinaria y equipo se muestra clasificada de acuerdo a los principales países de origen.

Moneda	Saldos en moneda extranjera (miles)	Equivalente en moneda nacional
Dólares estadounidenses	7,795	$ 81,378
Francos franceses	64,481	107,618
Libras esterlinas	2,775	46,698
Liras italianas	16,053,103	96,319
Marco alemán	2,326	13,026
Peseta española	527,967	34,846

c. Los tipos de cambio aplicados a la fecha de los estados financieros y a la fecha de su emisión fueron como sigue:

	Febrero 21 2003	Diciembre 31 2002	Diciembre 31 2001
Dólar Banco de México	$ 10.9390	$ 10.43930	$ 9.1695
Euro	11.7750	10.72128	8.0589
Libra esterlina	17.2770	16.82600	13.2600
Peso Chileno	0.0013	0.01400	0.0140

17. INTERÉS MINORITARIO

El interés minoritario al 31 de diciembre de 2002 y 2001 se integra como sigue:

	2002	2001
Capital social	$ 90,892	$ 94,913
Pérdidas acumuladas	(82,561)	(81,910)
Pérdida neta del ejercicio	(1,756)	(5,973)
Insuficiencia en la actualización del capital contable	(2,406)	(1,854)
	4,169	5,176
Contribuciones de fideicomitentes (Ver Nota 1)	35,639	97,596
	$ 39,808	$ 102,772

18. SUBASTAS Y ASIGNACIÓN DE CRÉDITOS

La siguiente es una conciliación al 31 de diciembre de 2002 que muestra el número de viviendas aprobadas de paquetes de línea II de Infonavit; así como las asignaciones de créditos FOVI a los derechohabientes para la adquisición de viviendas.

	Número de casas
Saldo al 31 de diciembre de 2001	22,237
Subastas ganadas en 2002	27,483
Menos venta de viviendas de 2002	(27,112)
Menos subastas declinadas	(5,354)
Saldo al 31 de diciembre de 2002	17,254

19. INGRESOS POR VENTAS INMOBILIARIAS

Los ingresos por tipo de hipoteca se integran como sigue:

	2002	2001
Línea II y subastas INFONAVIT	$ 4,121,693	$ 3,616,295
FOVI y FOVISSSTE	1,258,117	1,217,837
Movimiento neto por cancelación de provisión	(2,693)	1,003
Total operación nacional	5,377,117	4,835,135
Total operación internacional		88,389
	$ 5,377,117	$ 4,923,524

20. COSTOS POR VENTAS INMOBILIARIAS

Los costos por tipo de hipoteca se integran como sigue:

	2002	2001
Línea II y subastas INFONAVIT	$ 3,048,975	$ 2,679,853
FOVI y FOVISSSTE	931,444	904,742
Reducción por cancelación de provisión	(2,616)	(1,124)
Costo por garantías y servicios	4,032	9,527
Total operación nacional	3,981,835	3,592,998
Total operación internacional		64,672
	$ 3,981,835	$ 3,657,670

21. GASTOS FINANCIEROS

	2002	2001
Intereses y comisiones pagadas en el ejercicio	$ 188,462	$ 203,339
Amortización de costos de emisión de pagares de mediano plazo y bursatilización derechos de crédito futuros	16,641	24,873
	$ 205,103	$ 228,212

22. IMPUESTO SOBRE LA RENTA, IMPUESTO AL ACTIVO Y PARTICIPACIÓN DE LOS TRABAJADORES EN LAS UTILIDADES

La Compañía está sujeta al impuesto sobre la renta (ISR) y al impuesto al activo (IMPAC). El ISR se calcula considerando como gravables o deducibles ciertos efectos de la inflación, tales como la depreciación calculada sobre valores en precios constantes y la deducción de compras en lugar del costo de ventas, lo que permite deducir costos actuales, y se acumula o deduce el efecto de la inflación sobre ciertos activos y pasivos monetarios a través del componente inflacionario, el cual es similar al resultado por posición monetaria.

El 1°. de enero de 2002 se promulgó la reforma fiscal y con relación a la Ley del ISR, se eliminó el diferimiento de la porción pagadera al distribuir dividendos. La tasa del impuesto sobre la renta será de 35% en 2002, 34% en 2003, 33% en 2004 y del 32% a partir de 2005. Se eliminan la deducibilidad de la participación de los trabajadores en las utilidades y la obligación de retener el impuesto sobre la renta por pago de dividendos a personas físicas o a residentes del extranjero.

Por otra parte el IMPAC se causa a razón del 1.8% del promedio neto de la mayoría de los activos (a valores actualizados) y de ciertos pasivos, y se paga únicamente por el monto en que exceda al ISR del año. Cuando en algún ejercicio resulte IMPAC en exceso de ISR, se podrá acreditar contra dicho exceso el importe en el que el ISR hubiera excedido al IMPAC en los tres ejercicios inmediatos anteriores y cualquier pago que se efectúe es recuperable contra el monto en que el ISR exceda al IMPAC en los diez ejercicios subsecuentes.

Corporación GEO causa el impuesto sobre la renta e impuesto al activo en forma consolidada con sus subsidiarias, en la proporción en que es propietaria de las acciones con derecho a voto de las subsidiarias al cierre del ejercicio. A partir del 1o. de enero de 2002, la proporción se calcula de acuerdo a la participación accionaria promedio diaria que la sociedad controladora mantenga durante el ejercicio en sus subsidiarias. Los resultados fiscales de las subsidiarias se consolidan al 60% de la proporción antes mencionada. Los pagos provisionales de impuesto sobre la renta tanto de GEO como de sus subsidiarias, se realizan como si no hubieran optado por la consolidación fiscal. Los pagos provisionales del impuesto al activo se realizan en forma consolidada.

a. El impuesto sobre la renta y la participación de los trabajadores en las utilidades se integran como sigue:

	2002	2001
Impuesto sobre la renta:		
Causado	$	$ 16,919
Diferido	229,525	121,714
Efecto en el ISR diferido por reducción de tasas	(17,847)	
Participación de los trabajadores en la utilidad causada		4,616
	$ 211,678	$ 143,249

El efecto en el ISR diferido por reducción de tasas del ISR en 2002, se deriva del recálculo del pasivo por impuesto sobre la renta diferido registrado al 31 de diciembre de 2001, debido a la reducción paulatina de la tasa del ISR. Las diversas tasas aplicables a partir de 2003, se aplicaron a las diferencias temporales de acuerdo a su fecha estimada de reversión.

b. Los principales conceptos que originan el saldo del pasivo por impuesto sobre la renta y participación de los trabajadores en las utilidades, diferidos, al 31 de diciembre de 2002 y 2001, son:

	2002	2001
Pasivos por impuesto sobre la renta diferido:		
Cuentas por cobrar	$ 1,031,609	$ 981,298
Inmuebles, maquinaria y equipo	167,181	182,628
Inventarios	373,120	330,017
Otros	24,097	26,906
	1,596,007	1,520,849
Activos por impuesto sobre la renta diferido:		
Anticipos de clientes	86,349	75,244
Provisiones	8,840	18,017
Efecto de pérdidas fiscales por amortizar	727,972	767,331
	823,161	860,592
Subtotal	772,846	660,257
Impuesto al activo pagado por recuperar	173,143	112,733
Pasivo neto	$ 599,703	$ 547,524

c. Al 31 de diciembre de 2002 y 2001 la Compañía tiene diferencias temporales gravables relativas a PTU diferida, principalmente de inventarios, por las que no se ha registrado el pasivo por PTU diferido por aproximadamente $109,741 porque la compañía considera que no se materializarán debido a la continuidad de sus operaciones. Por otra parte, existen diferencias permanentes no cuantificadas, principalmente por la actualización de los activos fijos que se estima tendrán efecto en la PTU que se cause en el futuro.

d. Las pérdidas fiscales pendientes de amortizar y el impuesto al activo por recuperar por los que se ha reconocido el activo por impuesto sobre la renta diferido y un pago anticipado, respectivamente, pueden recuperarse cumpliendo con ciertos requisitos. Sus montos actualizados y los años de vencimiento al 31 de diciembre de 2002, son:

Pérdida fiscal	Impuesto al activo	Año de vencimiento
	$ 1,949	2003
$ 1		2004
108	2,931	2005
1,028,405	780	2006
433,622	1,732	2007
189,127	3,451	2008
51,657	33,590	2009
230,341	33,775	2010
149,208	35,715	2011
123,507	59,220	2012
$ 2,205,976	$ 173,143	

e. El movimiento durante 2002 de la insuficiencia en la actualización del capital contable según estado de variaciones al capital contable, se presenta neto del efecto del impuesto sobre la renta diferido que le es relativo, con importe de $19,739.

23. OPERACIONES DISCONTINUADAS

Los resultados de las operaciones de Geo Beazer, L. P., según se explicó en la Nota 1, se presentan como operaciones discontinuadas como sigue:

	2001
Ingresos	$ (14,936)
Costos y gastos	23,911
Otros gastos	2,522
Pérdida neta	$ 11,497

24. UTILIDAD POR ACCION

Las cifras utilizadas en la determinación de la utilidad por acción, fueron:

	Utilidad	Número de acciones	Pesos por acción
Utilidad neta atribuible al capital común	$ 383,068	100,001,051	$ 3.83

25. CONTINGENCIAS Y COMPROMISOS

La Compañía tiene demandas de carácter laboral por $10,415, sobre los cuales los abogados de la compañía esperan resolver favorablemente.

26. NUEVOS PRONUNCIAMENTOS CONTABLES

En diciembre de 2001 el Instituto Mexicano de Contadores Públicos (IMCP) emitió el nuevo Boletín C-9 "Pasivo, Provisiones, Activos y Pasivos Contingentes y Compromisos" ("C-9") cuyas disposiciones son obligatorias para los ejercicios que inicien a partir del 1o. de enero de 2003, aunque se recomienda su aplicación anticipada. El C-9 sustituye las disposiciones del anterior Boletín C-9 "Pasivo" y el C-12 "Contingencias y compromisos" y establece entre otros aspectos, mayor precisión en conceptos relativos a provisiones, obligaciones acumuladas y pasivos contingentes, así como nuevas disposiciones respecto al reconocimiento contable de provisiones, el uso del valor presente y la redención de obligaciones cuando ocurre anticipadamente o se sustituye por una nueva emisión.

En enero de 2002, el IMCP emitió el nuevo Boletín C-8 "Activos intangibles" ("C-8) con la misma vigencia y recomendación señaladas para el Boletín C-9. El C-8 sustituye el anterior Boletín C-8 "Intangibles" y establece, entre otros, que los costos de desarrollo de un proyecto se deben capitalizar si cumplen con los criterios establecidos para su reconocimiento como activos; los costos preoperativos que se incurran a partir de la fecha en que se aplique este Boletín, deben registrarse como un gasto del período. El saldo no amortizado de los costos preoperativos capitalizados conforme el Boletín C-8 anterior, se amortizarán de acuerdo con lo establecido en dicho Boletín. Para efectos de reducir en lo posible el residuo que constituye un "crédito mercantil" en el caso de adquisiciones de negocios, se proporcionan conceptos de intangibles a identificar y cuantificar.

La Compañía no ha concluido la evaluación de los efectos de la adopción de este estos dos nuevos principios contables, en su situación financiera y resultados; sin embargo, como las provisiones que registra y las erogaciones que realiza por gastos de desarrollo no son importantes, la administración de la Compañía estima que la adopción de estos dos nuevos principios de contabilidad no tendrá efectos importantes en su situación financiera y resultados.

* * * * * *



CORPORACIÓN GEO, S.A. DE C.V.

Informe del Comisario
al 31 de Diciembre de 2001

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JOAQUIN GOMEZ ALVAREZ
Contador Público

DICTAMEN DE COMISARIO

México, D.F. 4 de marzo de 2002

A la Asamblea General Ordinaria de Accionistas de
CORPORACION GEO, S. A. de C. V.

En mi carácter de comisario y en cumplimiento de lo dispuesto en el Artículo 166 de la Ley General de Sociedades Mercantiles y los estatutos de CORPORACION GEO, S. A. de C. V., rindo a ustedes mi dictamen sobre la veracidad, suficiencia y razonabilidad de la información financiera consolidada que ha presentado a ustedes el Consejo de Administración, en relación con la marcha de la Sociedad por el año que terminó el 31 de diciembre de 2001.

He asistido o en mi ausencia ha asistido el Comisario Suplente, a las Asambleas de Accionistas y Juntas del Consejo de Administración a las que he sido convocado y he obtenido de los directores y administradores, la información sobre las operaciones, documentación y registros que consideré necesario examinar. Mi revisión ha sido efectuada de acuerdo con las normas de auditoria generalmente aceptadas.

En mi opinión, los criterios y políticas contables y de información seguidos por la Sociedad y considerados por los administradores para preparar la información financiera consolidada presentada por los mismos a esta Asamblea, son adecuados y suficientes y se aplicaron con forma consistente con el ejercicio anterior; por lo tanto, dicha información consolidada refleja en forma veraz, razonable y suficiente la situación financiera de CORPORACION GEO, S. A. de C. V. y Subsidiarias, al 31 de diciembre de 2001, los resultados de sus operaciones, las variaciones en el capital contable y los cambios en la situación financiera, por el año que terminó en esa fecha, de conformidad con los principios de contabilidad generalmente aceptados. Por lo anterior, me permito proponer a esta Asamblea la aprobación de los estados financieros adjuntos.

C. P. C. Joaquín Gómez Alvarez

Comisario

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CORPORACIÓN GEO, S.A. DE C.V.

Opinión Legal Independiente

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BUFETE RODRÍGUEZ MÁRQUEZ, S.C.

14 de febrero de 2003

Comisión Nacional Bancaria y de Valores.
Vicepresidencia de Supervisión Bursátil.
Dirección General de Emisoras
Insurgentes Sur 1971, Torre Sur, piso 7
Col. Guadalupe Inn
01020 México, D.F.

Atención: Lic. Mauricio Basila Lago
Director General de Emisoras

Hago referencia a la solicitud de inscripción en la Sección de Valores del Registro Nacional de Valores y autorización de realizar la oferta pública de un programa de certificados bursátiles por un monto acumulado de hasta $600'000.000.00 (seiscientos millones de pesos 00/100 M.N.), que pretende llevar a cabo Corporación Geo, Sociedad Anónima de Capital Variable ("Emisora"), siendo MultiValores Casa de Bolsa, Sociedad Anónima de Capital Variable, MultiValores Grupo Financiero, el intermediario colocador líder.

En relación con dicho programa de certificados bursátiles y las disposiciones, que se realicen al amparo del mismo, actuarán como avalistas las siguientes subsidiarias de Corporación Geo, S.A. de C.V.: Geo Edificaciones, S.A. de C.V., Geo Hogares Ideales, S.A. de C.V., Geo Baja California, S.A. de C.V., Geo Morelos, S.A. de C.V., Geo Puebla, S.A. de C. V., Geo Tampico, S.A. de C.V., Geo Reynosa, S.A. de C.V., Geo Monterrey, S. A. de C.V., Diseño y Proyección de Vivienda, S.A. de C.V., Geo Guanajuato, S. A. de C.V., Geo Guerrero, S.A. de C.V., Geo Veracruz, S.A. de C.V., Geo Hidalgo, S.A. de C.V., Geo D.F., S.A. de C.V. y Geo Laguna, S.A. de C.V., las cuales se encuentran plenamente facultadas para actuar como Avales de los certificados bursátiles objeto de la emisión.

El suscrito, Lic. José Antonio Rodríguez Márquez, en ejercicio de mi profesión, con cédula profesional 552,666, expedida por la Dirección General de Profesiones de la Secretaría de Educación Pública y a solicitud de la Emisora, en términos de lo establecido en el artículo 14, fracción I, inciso b) de la Ley del Mercado de Valores me permito expresar mi opinión legal respecto de la sociedad denominada Corporación Geo, Sociedad Anónima de Capital Variable, y de la constitución del mencionado programa de certificados bursátiles que por un monto de hasta $600'000,000.00 (seiscientos millones de pesos 00/100 M.N.), que pretende emitir dicha sociedad en los términos siguientes:

CREPÚSCULO 47 (CASA) COL. INSURGENTES CUICUILCO DELEG. COYOACÁN 04530 MÉXICO, D.F.
CONM. 52 (55) 5666 11 78 FAX: 52 (55) 5666 11 44
E-mail: jarodz@brm.com.mx

RODRÍGUEZ MÁRQUEZ

a).- Respecto de la existencia legal de la emisora me permito expresar lo siguiente:

I. La sociedad se constituyó bajo la denominación social de GRUPO ARGOS, S.A. DE C.V., mediante escritura pública 42,299, del 13 de marzo de 1981, ante el Lic. Francisco de Paula Morales Díaz, Notario Público 60 del Distrito Federal, cuyo primer testimonio quedó inscrito en el folio mercantil 35,704, ante el Registro Público de Comercio de la misma entidad, con un capital mínimo fijo de $50,000.00 (cincuenta mil pesos 00/100 M.N.) e ilimitado en su parte variable, con domicilio en México, Distrito Federal, siendo su objeto social, entre otros: promover, organizar, constituir y administrar todo tipo de asociaciones y sociedades, ya sean de naturaleza civil o mercantil.

II. La sociedad cambió su denominación social a CORPORACIÓN ORVI, S.A. DE C.V., por escritura pública 226,814, del 11 de marzo de 1987, ante el Lic. Tomás Lozano Molina, entonces Notario Público 87 del Distrito Federal, cuyo primer testimonio quedó inscrito en los citados Registro Público y folio mercantil.

III. La sociedad cambió su denominación social a CORPORACIÓN GEO, S.A. DE C.V., mediante resoluciones adoptadas en la Asamblea General Extraordinaria de Accionistas de la sociedad, del 19 de abril de 1993, formalizadas por escritura pública 30,205, del 16 de agosto de 1993, ante el Lic. Armando Gálvez Pérez Aragón, Notario Público 103 del Distrito Federal, cuyo primer testimonio quedó inscrito en los antes referidos Registro Público y folio mercantil.

IV. Mediante escritura pública 281,788, del 12 de octubre de 2001, ante el Lic. Tomás Lozano Molina, Notario Público 10 del Distrito Federal, cuyo primer testimonio quedó inscrito en los arriba mencionados Registro Público y folio mercantil, se formalizaron las resoluciones adoptadas en la Asamblea General Extraordinaria de Accionistas de la sociedad, del 31 de agosto de 2001, entre las que se encuentra la relativa a que el capital social sin derecho a retiro asciende a la cantidad de $180'730,519.00 (ciento ochenta millones setecientos treinta mil quinientos diecinueve pesos 00/100 M.N.), representado por 161'079,308 (ciento sesenta y un millones setenta y nueve mil trescientos ocho) acciones comunes, nominativas, sin expresión de valor nominal, correspondientes a la Serie "B". Del capital social se encuentra pagada la cantidad de $112'850,928.00 (ciento doce millones ochocientos cincuenta mil novecientos veintiocho pesos 00/100 M.N.).

b).- En cuanto a la validez del acuerdo del Consejo de Administración, en el que se aprueba realizar la oferta pública del programa de certificados bursátiles referido, me permito expresar lo siguiente:

La sociedad obtuvo la aprobación de la sesión del Consejo de Administración, del 8 de noviembre de 2002, para la realización de la oferta pública del programa de

certificados bursátiles mencionado, por un monto de hasta $600'000,000.00 (seiscientos millones de pesos 00/100 M.N.), para destinarlo a la substitución de pasivos y el financiamiento de capital de trabajo. Asimismo, las emisiones subsecuentes al amparo del mencionado programa se realizarán a una tasa de interés que se fije en cada disposición, así como la forma de amortización, con lo cual se encuentra en aptitud legal de realizar la emisión; y en consecuencia, sin requerir algún otro acuerdo corporativo derivado de sus estatutos.

El referido Consejo de Administración se celebró conforme a lo previsto en los estatutos sociales y en la Ley General de Sociedades Mercantiles, por lo que estimo que sus acuerdos son válidos.

c).- De las facultades de las personas que suscriban los valores a emitir:

I. Mediante escritura pública 236,752, del 2 de marzo de 1989, ante el Lic. Tomás Lozano Molina, entonces Notario Público 87 del Distrito Federal, cuyo primer testimonio quedó inscrito en el Registro Público de Comercio de la misma entidad, bajo el folio mercantil 35,704, se formalizaron los poderes para actos de dominio otorgados por la sociedad, para ser ejercitados individualmente por el señor Luis Orvañanos Lascurain, o conjuntamente por cualesquiera dos de los señores: Emilio Cuenca Friederichsen, Roberto Cruz y Serrano, Carlos García-Vélez y Cortázar, Alfredo Abdeljalek Carrasco y Miguel Gómez-Mont Urueta.

II. Mediante escritura pública 277,951, del 18 de julio de 2000, ante el mismo Notario Público que la anterior, como titular de la Notaria Pública 10 del Distrito Federal, cuyo primer testimonio quedó inscrito en el Registro Público y folio mercantil antes mencionados, se formalizaron los poderes para actos de dominio otorgados por la sociedad, a los señores Víctor Segura Gómez y Carlos Eduardo Torres y Soto Ruiz, para ser ejercitados por cualesquiera de dichos apoderados, conjuntamente con cualquiera de los señores: Emilio Cuenca Friederichsen, Roberto Cruz y Serrano, Carlos García-Vélez y Cortázar, Alfredo Abdeljalek Carrasco, Miguel Gómez-Mont Urueta y Francisco Arellano Benítez.

En virtud de lo anterior, se revisaron los estados financieros al 31 de diciembre de 2001, los cuales fueron aprobados en la Asamblea General Ordinaria de Accionistas del 26 de abril de 2002, en la que se establece que el capital contable de la sociedad es la cantidad de $ 2,377'429,000.00 (dos mil trescientos setenta y siete millones cuatrocientos veintinueve mil pesos 00/100 M.N.), por lo que los apoderados antes mencionados, con las modalidades arriba indicadas, cuentan con las facultades suficientes para suscribir el (los) certificado (s) que se emitan al amparo del programa, por un monto de hasta $600'000,000.00 (seiscientos millones de pesos 00/100 M.N.).

RODRÍGUEZ MÁRQUEZ

d).- De la validez de los propios valores.

Se revisó el proyecto de título representativo de la emisión de certificados bursátiles que la Emisora habrá de suscribir, constatando que el mismo contiene los requisitos previstos en la Ley General de Títulos y Operaciones de Crédito y la Ley del Mercado de Valores para documentos de su clase.

Considerando lo anterior, manifiesto a esa H. Comisión que a mi leal saber y entender, la Emisora se encuentra legalmente constituida conforme a las leyes de los Estados Unidos Mexicanos; que la decisión de realizar una oferta pública de certificados bursátiles fue adoptada de acuerdo con sus estatutos sociales y las Leyes aplicables. Asimismo, que sus apoderados cuentan con facultades suficientes para suscribir el (los) título(s) representativos en el (los) certificado(s) bursátil(es); y que éste(os) último(s) cumple(n) con los requisitos de Ley.

Sin otro particular, quedo a sus órdenes para cualquier comentario o aclaración.

Atentamente,

Lic. José Antonio Rodríguez Márquez.

K:\JAR\CORPGEO\CORPGEO\CERTIFIC\Cert.Burs.Op.030403.doc


MultiValores
CASA DE BOLSA

MultiValores Casa de Bolsa, S.A. de C.V.
MultiValores Grupo Financiero

MÉXICO
Cerrada de Tecamachalco 45
Col. Reforma Social
11650 México, D.F.
Tels.: 5284-6200

MONTERREY
Av. Real de San Agustín 304, Edif. B, Local 2
Col. Residencial San Agustín
66260 San Pedro Garza García, NL
Tels.: 01 (818) 363-8202 y 152-8000

GUADALAJARA
Av. Rubén Darío 1109, 1er. Piso
Col. Providencia
44620 Guadalajara, Jal.
Tels.: 01 (333) 648-0808 Fax: 01 (333) 648-0868

AGUASCALIENTES
Av. Aguascalientes Norte 605, P.B.
Fracc. Bosques del Prado
20127 Aguascalientes, Ags.
Tels.: 01 (449) 912-7571 al 74

LEÓN
José Alonso de Torres 1928, Local 1
Fracc. Privada del Moral II
37125 León, Gto.
Tels. y Fax: 01 (477) 717-0124, 9467, 8244 y 0251

ZACATECAS
Av. Hidalgo 217, P.B. y Mezzanine
Col. Centro
98000 Zacatecas, Zac.
Tels.: 01 (492) 924-2093 y 2047

SAN JERÓNIMO (D.F.)
Av. San Jerónimo 414
Col. Jardines del Pedregal
01900 México, D.F.
Tels.: 5652-1854, 1858 y 1864

CD. SATÉLITE (EDO. MÉX.)
Blvd. Manuel Avila Camacho 1007 Mundo E, Local 65-B
Col. San Lucas Tepetlacalco
54058 Tlalneplantla, Edo. de México
Tels.: 5366-9674 al 78

AJIJIC
Carretera Oriente 33-B
Ajijic, Jal.
Tels. y Fax: 01 (37676) 609-12

Del Interior de la República sin costo: 01 (800) 685-8482 o 01 (800) Multiva • multiva@multiva.com.mx


Casas GEO

CORPORACIÓN GEO, S.A. DE C.V.

TICKER SYMBOL BMV: GEO B

QUARTER: FIRST **YEAR: 2002**

1Q2002 COMPLEMENT TO MANAGEMENT EARNINGS REPORT


Casas GEO
Para vivir como quieres

(All figures in millions of pesos as of March 31, 2001)

1Q2002 HIGHLIGHTS

OPERATING RESULTS 1Q2002

(Compared to 1Q2001)

- ✓ *HOMES SOLD: 5,186 units (increase of 8.2% compared to 4,791 in the 1Q2001)*
- ✓ *REVENUES: $1,090.3 (increase of 8.4%)*
- ✓ *GROSS PROFIT: $280.8 (increase of 9.3%) GROSS MARGIN: 25.8%*
- ✓ *OPERATING PROFIT: $151.0 (increase of 14.3%) OPERATING MARGIN: 13.9%*
- ✓ *EBITDA: $228.1 (increase of 8.5%) EBITDA MARGIN: 20.9% EBITDA IN USD: US$ 25.3*
- ✓ *NET PROFIT: $62.0 (increase of 40.6%) NET MARGIN: 5.7%*

FINANCIAL STRUCTURE

(Compared to 1Q2001)

- ✓ *ACCOUNTS RECEVABLE TO SALES RATIO:*
  - *56.9% (increase of 0.4% percentage points compared to 56.5% in the 1Q2001)*
- ✓ *DEBT TO CAPITALIZATION BEFORE DEFERRED TAXES:*
  - *43.5% (decrease of -1.2% percentage points compared to 44.8% in the 1Q2001)*
- ✓ *OPERATING FREE CASH FLOW:*
  - *Operating Free Cash flow of US $ -27.0 million (improvement of US $5.6 compared to US $-32.6 million in the same period last year)*


Casas GEO


Casas GEO

✓ ***NET DEBT:***

- ***$1,980.4 million (decrease of -6.2% compared to $2,112.1 million in the 1Q2001)***

✓ ***CASH AND CASH EQUIVALENTS:***

- ***$461.8 million (increase of 56.7% compared to $294.8 million in the 1Q2001)***

✓ ***RETURN ON EQUITY:***

- ***12.8% (increase of 93.9% compared to 6.6% in the 1Q2001)***

✓ ***ACCOUNTS RECEIVABLE + INVENTORIES TURNOVER:***

- ***328 days (decrease of -3.3% compared to 339 days in the 1Q2001)***

1- MD&A OF OPERATING RESULTS 1Q2002

SALES

Sales during the first quarter of 2002 classified by mortgage type showed the following performance:


UNITS SOLD 1Q01
INFONAVIT, FOVI AND CHILE
3,357
1,273
161
4,791
INFONAVIT
FOVI
CHILE
TOTAL
UNITS SOLD 1Q02
INFONAVIT, FOVI AND CHILE
4,100
1,086
5,186
INFONAVIT
FOVI/FOVISSSTE
TOTAL

Sales mix by housing agencies during the first quarter of 2002 were:


SALES MIX GEO
1Q
27%
73%
21%
79%
1Q01
1Q02
INFONAVIT
FOVI


Casas GEO

Distribution of homes sold by price range during the first quarter of 2002 was:


SALES MIX BY PRICE RANGE
1Q01
TOTAL SALES 4,630
UP TO $180,000 67 1.4%
UP TO $ 320,000 352 94.0%
UP TO $470,000 22 0.5%
ABOVE $470,000 189 4.1%
SALES MIX BY PRICE RANGE
1Q02
TOTAL SALES 5,186
UP TO $180,000 1,662 32.1%
UP TO $ 320,000 3,109 59.9%
UP TO $470,000 239 4.6%
ABOVE $470,000 176 3.4%

415 houses out of the 5,186 homes sold by GEO during the 1Q2002 were registered in the upper affordable and middle income housing segments.

REVENUES

After having passed the changes in revenues seasonality caused by the changes in Administration during year 2000, we expect revenues seasonality in 2002 to be almost identical to that presented in the year 2001. In light of this expectation, year 2002 results should be very predictable and consistent during all the year.


QUARTERY REVENUES SEASONALITY 1999 - E 2001
30%
29%
28%
27%
26%
25%
24%
23%
22%
21%
20%
1Q 2Q 3Q 4Q
2001 21% 22% 27% 30%
E2002 21% 23% 27% 29%

1Q2002 revenues presented an increase of 8.4% compared to the same period of 2001. Revenues for the first quarter of 2002 compared to the first quarter of 2001 were:


REVENUES 1Q
1,100.0
900.0
700.0
500.0
1,005.8
1,090.3
1Q01
1Q02

AVERAGE SALES PRICE

The average home price during the first quarter of 2002 was P$211,580 an decrease of -4.5% compared to the 1Q2001 and a increase of 0.1% when compared to the 4Q2001. The performance of the average price was due to the effects of the company's diversification in its sales mix.


Casas GEO


AVERAGE SALES PRICE GEO


230,000
220,000
210,000
200,000
190,000
180,000
221,648
211,311
211,580
1Q01
2Q01
3Q01
4Q01
1Q02

EQUIVALENT PRODUCTION

The number of equivalent homes produced (revenues / average price) during the first quarter was 5,153 units, an increase of 13.6% compared to the same period of 2001. In addition, during the first quarter 21 new projects, for a total of 4,599 homes, were initiated.


EQUIVALENT PRODUCTION 1Q


5,500
5,000
4,500
4,000
3,500
3,000
4,537
5,153
1Q01
1Q02

MORTGAGE BACKLOG

The backlog for Mexico is represented by mortgage commitments granted by INFONAVIT and FOVI for GEO's projects. During the first quarter of 2002, -640 mortgages were declined for the purpose of obtaining better conditions in prices. Backlog as of March 2002 was valid for 46,511 units, sufficient for approximately 1.7 years of production, including the signed agreements under the Savings Program GEOFACIL.

		1Q01	1Q02
	Backlog as of December 31	29,704	46,237
(-)	Sales Mexico	-4,630	-5,186
(+)	Mortgages Granted	6,143	6,100
(-)	Mortgages Declined	-1,702	-640
(+)	GEOFACIL	24,000	0
	Backlog as of March 31	**53,515**	**46,511**

GROSS PROFIT

Gross profit for the 1Q2002 totaled in $280.8 million pesos, an increase of 9.3% compared to the same period last year. Gross margin for the 1Q2002 compared to the same period of 2001 showed an increase of 0.2% percentage points, passing from 25.5% in the 1Q2001 to 25.8% in the 1Q2002. Gross margin variations were mainly caused by lower interest rates that impacted our capitalized interest expenses and lower cost of licenses and permits.


Casas GEO


GROSS PROFIT 1Q
400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
27.0%
26.0%
25.0%
24.0%
257.0
280.8
25.5%
25.8%
1Q01
1Q02
$
Margin

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A during the first quarter of 2002 presented an increase of 4.0% in real terms, the equivalent to $5.0 million, in comparison to the 1Q2001. The policy of austerity initiated in the 4Q2000 continues to produce good results. The incidence of SG&A expenses to sales over the first quarter of the year was 11.9%, moving from 12.4% in the 1Q2001.

First quarter SG&A expenses and their incidence over sales, compared to the same periods of 2001 were:


SG&A EXPENSES 1Q
140.0
130.0
120.0
110.0
100.0
13.0%
12.0%
11.0%
10.0%
9.0%
12.4%
124.8
129.8
11.9%
1Q01
1Q02
$
Incidence to Sales

OPERATING PROFIT

Operating profit during the first quarter presented an increase of 14.3% compared to the 1Q2001 while Operating margin presented an increase of 0.7% percentage points passing from 13.1% in the 1Q2001 to 13.9%.


OPERATING PROFIT 1Q
180.0
160.0
140.0
120.0
100.0
16.0%
15.0%
14.0%
13.0%
12.0%
132.1
151.0
13.1%
13.9%
1Q01
1Q02
$
Margin


Casas GEO



MARGIN COMPARISON VERSUS MAIN COMPETITORS

It is important to recall that according to US GAAP and international standards, GEO capitalizes cost of financing related to production, rather than applying them to the integral cost of financing.

Under the same accounting policies used by the public homebuilding companies in Mexico, Corporación GEO has the leading Gross Margins in the industry, despite the fact that GEO's production is almost 70% larger that of its closest competitors.

Under Mexican GAAP and for peer comparison purposes, Gross Margin for the first quarter of 2002 would be 30.1%, while Operating Margin would be 18.2%



MARGINS GEO 1Q2002
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
25.8%
30.1%
13.9%
18.2%
Gross Margin
Operating Margin
Capitalizing Interest Expenses
Without Capitalizing Interest Expenses

EBITDA

1Q2002 EBITDA presented an increase of 8.5% compared to the same period last year while EBITDA margin remained stable compared to last year reaching 20.9%. First quarter 2002 EBITDA compared to first quarter of 2001 was:

	1Q01	1Q02	Change	%
OPERATING PROFIT	**132.1**	**151.0**	**19**	**14.3%**
Capitalized Interest Expenses	80.4	65.3	-15	-18.8%
Capitalized Repomo	-32.0	-17.6	14	-45.0%
Amortization & Depreciation	29.7	29.4	0	-1.2%
EBITDA	**210.2**	**228.1**	**18**	**8.5%**
EBITDA MARGIN	**20.9%**	**20.9%**	**0.0%**	**0.1%**
EBITDA in US$ millions	**21.2**	**25.3**	**4.1**	**19.3%**
EBITDA per Share	**2.092**	**2.270**	**0.2**	**8.5%**



EBITDA 1Q
230.0
220.0
210.0
200.0
22.0%
21.0%
20.0%
210.2
20.9%
228.1
20.9%
1Q01
1Q02
$
Margin

INTEGRAL COST OF FINANCING

Integral Cost of Financing during the first quarter showed a decrease of -13.0% in comparison to the same period last year. Financial expenses presented a decrease of -28.9% compared to the 1Q2001. The decrease in financial expenses was caused by a better mix of financial liabilities as well as by the reduction in interest rates in Mexico during the term.

Integral Cost of Financing for the 1Q2002 was:





	1Q01	1Q02	Change	%
Financial Products	-9.0	-6.5	2.5	-28.2%
Financial Expenses	53.0	37.7	-15.3	-28.9%
Monetary Loss	19.0	19.5	0.6	3.0%
Exchange Rate Loss	-6.6	-1.7	4.9	-74.5%
CIF	**56.4**	**49.1**	**(7.3)**	**-13.0%**


INTEGRAL COST OF FINANCING 1Q
56.4
49.1
60.0
40.0
20.0
0.0
1Q01
1Q02

NET PROFIT

Net profit during the 1Q2002 compared to last year observed an increase of 40.6%, moving from $44.1 million in the 1Q2001 to $62.0 million in this term. Net margin for the first quarter of 2002 presented an increase of 1.3% percentage points in comparison to the 1Q2001 moving from 4.4% to 5.7%.

During the first quarter $33.4 million pesos were accounted as part of the deferred taxes according to the d-4 bulletin, affecting the Net Income of the period. Net profit during the first quarter 2002 showed as follows:

	1Q01	1Q02	Change	%
Earnings before Taxes	**59.7**	**94.9**	**-35.2**	**58.9%**
Income Tx & PTU	13.0	33.0	-20.0	153.7%
Continued Operations	46.7	61.9	-15.2	32.5%
Discontinued Op.	-5.2	0.0	-5.2	-100.0%
Minority Interest	-2.6	-0.1	-2.5	-96.9%
NET PROFIT	**44.1**	**62.0**	**-17.9**	**40.6%**


NET PROFIT 1Q
80.0
60.0
40.0
20.0
0.0
8.0%
6.0%
4.0%
2.0%
0.0%
62.0
44.1
5.7%
4.4%
1Q01
1Q02
$
Margin

EARNINGS PER SHARE

* Under Mexican Accounting Principles.

EPS for the first quarter of the year 2002 and the twelve-months accumulated EPS were as follows:

PERIOD	1Q01	1Q02	Change	
			EPS	%
First Quarter 2002	0.439	0.617	0.178	40.6%
Accumulated 12 months (Mar01-Mar02)	1.528	3.010	1.482	97.0%




Casas GEO

2- MD&A OF FINANCIAL STRUCTURE:

CASH & CASH EQUIVALENTS

The cash balance of the company during the first quarter of the year presented an increase of 56.7% compared to the 1Q2001, going from $294.8 million to $461.8 million pesos in the 1Q2002.

It is important to notice that the level of cash during the period includes $95 million pesos still available to pay the remaining US $10 million of the company's Eurobond that comes due in May.


CASH & CASH EQUIVALENTS
500.0
400.0
300.0
200.0
100.0
294.8
461.8
1Q01
1Q02

COLLECTION AND ACCOUNTS RECEIVABLE

The accounts receivable to sales showed a increase of 0.4% percentage points versus the 1Q2001, driven by the increase in production during the period.


ACCOUNTS RECEIVABLE TO SALES
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
56.5%
54.2%
55.9%
50.3%
56.9%
1Q01
2Q01
3Q01
4Q01
1Q02

INVENTORIES AND LAND BANK

As a result of the "Land Outsourcing" strategy managed by the company to diminish working capital needs, the level of inventories of the first quarter presented a decrease of $-392.8 million compared to the 1Q2001.

The composition of inventories as of March 31 was the following:

	1Q01	1Q02	Change	%
Promotions in process	1,049.1	830.2	218.9	-20.9%
Materials	211.2	174.1	37.2	-17.6%
Land Inventory	598.9	462.1	136.7	-22.8%
INVENTORIES	**1,859.2**	**1,466.4**	**-392.8**	**-21.1%**

It is the objective of the administration to maintain a minimum level of two years of production available in land bank, through different schemes of acquisition and insurance of land. In this way, the company looks to diminish working capital needs and land ownership risk.

As of March 2002, land availability of the company reached a total of 77,245 affordable entry-level units or the equivalent of 849.7 hectares, as a consequence of the combination of GEO's owned land, options agreements and the "Land Outsourcing" scheme.


Casas GEO

Geo controls land bank worth for 2.8 years of production with a low financial cost and a limited ownership risk.


LAND BANK - 1Q2002
12,376
38,886
Owned
Land Outsourcing
Optioned
25,983

OPERATING FREE CASH FLOW

Operating Free Cash Flow for the period of January - March 2002, presented an improvement of US $5.6 million, having passed from US $-32.6 million to US $-27.0 million in the same period of 2001.


OPERATING FREE CASH FLOW US$
Quarter over Quarter
15.0
10.0
5.0
0.0
-5.0
-10.0
-15.0
-20.0
-25.0
-30.0
11.4
-27.0
Dic-01
Mar-02


OPERATING FREE CASH FLOW
Generated in 1Q
0.0
-5.0
-10.0
-15.0
-20.0
-25.0
-30.0
-35.0
-32.6
-27.0
1Q01
1Q02

The next table shows the operating free cash flow statement for the 1Q2002 versus 1Q2001:

Operating Free Cash Flow Year Over Year Comparison	JAN-MAR 01	JAN-MAR 02	Change	JAN-MAR 01	JAN-MAR 02	Change
	(In millions of pesos as of March 31 2002)			(In millions of US Dollars)		
SOURCES						
EBITDA	210.2	228.1	17.9	21.2	25.3	4.1
Interest Income	9.0	6.5	-2.5	0.9	0.7	-0.2
TOTAL SOURCES	219.2	234.5	15.4	22.1	26.0	4.0
USES						
Interest Expenses	-133.4	-103.0	30.4	-13.4	-11.4	2.0
Working Capital	-310.0	-416.4	-106.4	-31.2	-46.2	-15.0
Inventory	-61.1	84.8	145.9	-6.2	9.4	15.6
Capex	-31.2	-32.1	-0.9	-3.1	-3.6	-0.4
Other	-20.5	-10.6	9.9	-2.1	-1.2	0.9
FX	6.6	1.7	-4.9	0.7	0.2	-0.5
Inflation Adj.	13.1	-1.9	-15.0	1.3	-0.2	-1.5
Taxes	-6.9	0.0	6.9	-0.7	0.0	0.7
TOTAL USES	-543.5	-477.5	66.0	-54.7	-53.0	1.7
TOTAL OPERATING FREE CASH FLOW	**-324.3**	**-243.0**	**81.3**	**-32.6**	**-27.0**	**5.7**


Casas GEO

NET DEBT AND FINANCIAL LIABILITIES STRUCTURE

In line with management's objective of generating moderate EBITDA growth and positive operating free cash flow under the same platform of debt and capital, net debt presented a decrease of -6.2% or $-131.7 million pesos, reaching a level of $1,980.4 million pesos compared to the $2,112.1 million in the 1Q2001.

The company's debt profile showed a composition of 65.4% short-term and 34.6% long-term financial liabilities, while debt in dollars as of March only represented 1.8% of the total debt of the company reducing the debt risk profile in a significant way. Moreover, interest coverage improved from 1.6 in the 1Q2001 to 2.2 in the 1Q2002.

In addition, the company has more than $2,821.9 million pesos in lines of credit that are available and not used as a combination of the diversification of financial instruments available to GEO.

From the $2,821.9 million pesos in lines of credit that are available and not used $2,259.9 million correspond to available lines of credit under the bridge loan financing while the remaining $562.0 is composed of direct credits, commercial paper, the medium-term notes program and leasing. This availability in lines of credit assures enough working capital for the company to build an excess of more than 20,255 houses.

Some of the important debt indicators as of March 2002 are:

DEBT INDICATORS	1Q01	1Q02	Change	
			Amount	%
Net Debt	2,112.1	1,980.4	(131.7)	-6.2%
Net Debt to Capitalization Ratio	47.7%	45.6%	-2.2%	-4.5%
Net Debt to Capitalization Ratio without def. tax	41.6%	38.5%	-3.1%	-7.4%
Short-term debt to Total debt	62.1%	65.4%	3.4%	5.4%
Long-term debt to Total debt	37.9%	34.6%	-3.4%	-8.9%
U.S. Dollar debt to Total debt	76.0%	1.8%	-74.2%	-97.6%
Pesos debt to Total debt	24.0%	98.2%	74.2%	309.1%
Liquidity (CA / CL)	2.39	2.32	(0.1)	-2.9%
Acid Test (CA - Inv / CL)	1.54	1.65	0.1	6.8%

Composition and average cost of debt per financial instrument during the first quarter of the year, showed was follows:

TOTAL FINANCIAL LIABILITIES	1Q2002		Average	Average
	Amount	Total %	Cost	Rates
Bridge Loans TIIE	1,059.0	43.5%	TIIE + 2.3	10.8%
Bridge Loans UDIS	17.6	0.7%	UDIS + 10.6	15.2%
Direct Loans	265.1	10.9%	TIIE + 2.8	11.3%
Comercial paper	146.6	6.0%	TIIE + 2.25	10.7%
Leasing	11.3	0.5%	TIIE + 1.5	10.0%
Medium Term Notes in Pesos P001	300.0	12.3%	CETES + 4	11.3%
Medium Term Notes in Pesos P002 & P003	500.0	20.5%	TIIE + 3.0	11.5%
Eurobond	93.5	3.8%	10.0%	10.0%
Others	44.0	1.8%	9.1%	9.1%
AVERAGE COST OF DEBT	**2,437.0**	**100.0%**	**11.0%**	

It is important to mention that 44.2% of company's debt is under the "Bridge Loan" financing vehicle. Due to its nature, the bridge loan should be considered as working capital, because of the low risk that it represents for the company: building execution and collection of the project.

The maturity of a bridge loan is always longer than the expected period of time to finishing and collecting the project. The guarantee of each bridge loan is the physical project that it is financing, and the company signs a new loan for every single project.



In addition, the company's liabilities in the more than 98 active bridge loans are covered 2.6 times by the accounts receivable.

3. - LABOR AND MANAGEMENT

As of March 31 of 2002, Corporación GEO had 6,687 eventual workers (labor), representing 11.8% less than in the 1Q2001. In addition, the number of non-unionized administrative and fixed personnel was 3,147 representing an adjustment of 10.3% in comparison to March 2001. These adjustments are part of the restructure program initiated in September 2000 to reduce redundancy and improve efficiencies.

4.- GEO WINS AWARD FOR BEST INVESTOR RELATIONS WEBSITE IN MEXICO ORGANIZED BY LATINFINANCE

On January 21, 2002 Geo received the award for best Investor Relations Website among public companies in Mexico, according to the popular vote of professionals in the capital markets.

This Second edition of the POP+ contest was jointly organized by MZ Consult and Latin Finance magazine, and was the most widely contested in the history of the event, with a total of 1,900 votes cast, and 53 Latin American companies participating. The ceremony took place in São Paulo on January 23.

"This is a sign of the great commitment that the leadership of Corporación Geo has to promoting in an intentional way the company's image in the financial markets, and to providing the same level of information about the company to all investors and analysts, using mass communications methods, and especially Internet technologies," commented Miguel Gómez Mont, CEO.

At the end of the voting period, which took place from November 1, 2001 to January 15, 2002, and was open only to qualified capital market professionals, Corporación Geo and PETROBRAS in Brazil dominated the competition and emerged as the winners of the most votes for best Investor Relations Websites in Mexico and Brazil, respectively.

Iván Vela, Geo's Director of Finance and Equity Markets, added: "At Geo, we are very proud of this positive reaction of analysts and investors to the great efforts that we are extending in order to create closer relationships and more open and transparent communication with all players in the capital markets. At the same time, we feel even more committed now to increase the amount, quality and accessibility of public information available about the company and its business prospects"

5.- GEO RECLASSIFIES ITS "OTHER EXPENSES" ACCOUNT

On April 19, Geo announced that in accordance with a new business policy regarding repair expenses, it is partially reallocating the figures included in the "Other Expenses" line on its income statements. Because of this, Geo has decided to restate certain items in the company's 2001 financial statements to reflect this change, in order to provide a more accurate basis for comparison of the current year's results.

The "Other Expenses" account has consisted mainly of repair expenses for damage occurring in completed housing developments, which had been caused either by natural phenomena or neglect/abuse by a third party, but which ultimately reflected on Geo's image with current and potential clients.

In light of the volume of its operations and the promising outlook for the Housing Industry in Mexico, the Company has adopted a commercial policy that it will always intervene in its completed developments to solve any problem caused by natural phenomena or third parties, with the intention of supporting the Company's brand



image and promoting sales through 'word of mouth'. The difference lies in that in the past, each case was evaluated in an isolated manner and the Company did not always intervene, and thus these expenses were considered extraordinary and nonrecurring.

As a result of this business policy, the Company has determined that these items, although extraordinary, will increasingly be of a recurring nature as Geo continues to grow. For this reason, the Company has decided to reclassify some items included in the account of "Other Expenses" to be included in "Other Expenses - Net" within the heading of Administrative Expenses (SG&A).

The resulting changes have a slight effect in the Operating Profit and EBITDA for 2001. However, the changes are simply accounting reclassifications that do not affect the Revenues or the Net Profit of the Company.

"We believe that adopting this commercial policy is very important for the brand image of Geo Houses, especially when the Company has again taken a growth path. The corresponding accounting change will help improve the quality of our earnings and does not change in any way our expectations for 2002," said Miguel Gómez-Mont, CEO.

For basis of comparison, the reclassification will take place in the 4Q2001 leaving the first three quarters as reported to the Mexican Stock Exchange. The following tables detail the effect of this new policy for the full year and for each quarter of 2001:

Full Year 2001
(In millions of pesos as of December 31, 2001)

	Reported to BMV	Reclassified	Variation
Revenues	4,710.0	4,710.0	0.0%
Gross Profit	1,226.9	1,226.9	0.0%
Operating Profit	**699.8**	**662.3**	**-5.3%**
EBITDA	**1,010.5**	**973.0**	**-3.7%**
Net Profit	280.7	280.7	0.0%

Year 2001 – Quarter to Quarter
(In millions of pesos as of each quarter)

	1Q01 BMV	2Q01 BMV	3Q01 BMV	4Q01 BMV	4Q01 Reclassified
Revenues	961.0	1,023.9	1,247.2	1,412.0	1,412.0
Gross Profit	245.5	261.9	326.8	375.7	375.7
Operating Profit	126.2	141.7	190.6	**232.1**	**194.5**
EBITDA	200.8	213.3	270.3	**312.1**	**274.5**
Net Profit	42.1	51.1	90.5	93.4	93.4



Luis Orvañanos
Chairman of the Board



CORPORACION GEO, S.A. DE C.V.
CONSOLIDATED 1Q2002 INCOME STATEMENTS
THOUSANDS OF PESOS AS OF MARCH 31 2001

	1Q2001		1Q2002		Variation	
Homes Sold	4,791		5,186		395	8.2%
	$	%	$	%	$	%
Revenues	1,005,838	100.0%	1,090,287	100.0%	84,449	8.4%
Cost of Goods Sold	748,874	74.5%	809,473	74.2%	60,599	8.1%
Gross Profit	256,964	25.5%	280,814	25.8%	23,850	9.3%
SG&A	124,819	12.4%	129,801	11.9%	4,982	4.0%
Operating Profit	132,146	13.1%	151,013	13.9%	18,867	14.3%
EBITDA	210,209	20.9%	228,076	20.9%	17,867	8.5%
Integral Cost of Financing						
Financial Products	(8,988)	-0.9%	(6,458)	-0.6%	2,530	-28.2%
Financial Expenses	53,030	5.3%	37,701	3.5%	(15,329)	-28.9%
Foreign Exchange Loss (Gain)	(6,588)	-0.7%	(1,681)	-0.2%	4,907	-74.5%
Monetary Loss (Gain)	18,975	1.9%	19,536	1.8%	561	3.0%
	56,428	5.6%	49,097	4.5%	(7,331)	-13.0%
Other Net Expenses	15,999	1.6%	7,045	0.6%	(8,954)	-56.0%
Earnings from Continued Op. Before Taxes	59,719	5.9%	94,871	8.7%	35,152	58.9%
Provisions						
Income Taxes	6,904	0.7%	(757)	-0.1%	(7,661)	-111.0%
Deferred Taxes	6,068	0.6%	33,361	3.1%	27,293	449.8%
Profit Sharing	23	0.0%	364	0.0%	341	1480.9%
Earnings from Continued Operations	46,723	4.6%	61,903	5.7%	15,180	32.5%
Earnings (Loss) from Discontinued Operations	(5,221)	-0.5%	0	0.0%	5,221	-100.0%
Net Profit (loss) before Minoritary Interest	41,501	4.1%	61,903	5.7%	20,402	49.2%
Minoritary Interest	(2,571)	-0.3%	(81)	0.0%	2,490	-96.9%
Net Profit (loss)	44,073	4.4%	61,984	5.7%	17,911	40.6%




Casas GEO

CORPORACION GEO, S.A. DE C.V.
CONSOLIDATED BALANCESHEET
THOUSAND OF PESOS AS OF MARCH 31, 2002

	Jan-Mar 01	Jan-Mar 02	Variation	
			$	%
ASSETS				
CURENT ASSETS				
Cash and Cash Equivalents	294,773	461,792	167,020	56.7%
Account Receivables	2,724,885	2,764,586	39,701	1.5%
Affiliates and Associates	11	0	-11	-100.0%
Inventories	1,859,176	1,466,388	-392,788	-21.1%
Other Current Assets	347,120	358,914	11,794	3.4%
Other Current Assets From Discontinued Subsidiaries	15,580	1,877	-13,703	-88.0%
Current Assets >	**5,241,546**	**5,053,557**	**-187,989**	**-3.6%**
INVESTMENT IN ASSOCIATES	59,948	99,771	39,822	66.4%
NET PROPERTY, PLANT AND EQUIPMENT	808,643	694,621	-114,022	-14.1%
OTHER ASSETS	59,107	142,041	82,934	140.3%
OTHER ASSETS FROM DISCONTINUED SUBSIDIARIES	158	0	-158	-100.0%
TOTAL ASSETS>	6,169,402	5,989,989	-179,413	-2.9%
LIABILITIES AND SHAREHOLDER'S EQUITY				
Bank Liabilities	1,493,652	1,597,774	104,121	7.0%
Suppliers	463,358	428,912	-34,446	-7.4%
Accumulated Taxes and Expenses	218,709	142,440	-76,269	-34.9%
Income Tax and Profit Sharing	6,331	7,112	781	12.3%
Other Liabilities from Discontinued Subsidiaries	10,207	0	-10,207	-100.0%
Current Liabilities >	**2,192,257**	**2,176,238**	**-16,019**	**-0.7%**
LONG TERM LIABILITIES	913,201	844,372	-68,829	-7.5%
LAND SUPPLIERS	33,683	19,906	-13,777	-40.9%
Long Term Liabilities >	***946,884***	***864,277***	***-82,607***	***-8.7%***
Non-Deferred Total Liabilities	**3,139,140**	**3,040,515**	**-98,626**	**-3.1%**
Diferred Income Tax	718,787	585,839	-132,948	-18.5%
TOTAL LIABILITIES >	3,857,928	3,626,354	-231,574	-6.0%
SHAREHOLDER'S EQUITY				
Common Stock	112,851	111,360	-1,491	-1.3%
Reinstated Common Stock	255,252	251,853	-3,399	-1.3%
Effect of Conversion in Foreign Entities	-1,952	-169	1,783	-91.4%
Premium on Shares Suscription	2,214,882	2,215,502	620	0.0%
Reserve for Share Repurshase Program	0	211,996	211,996	na
Retained Earnings	2,055,241	2,250,241	195,000	9.5%
Period Result	50,142	95,345	45,203	90.2%
Deficiency in Reintated Capital	-1,806,933	-2,004,953	-198,020	11.0%
Majority Shareholder's Equity	**2,879,483**	**3,131,174**	**251,691**	**8.7%**
Minority Shareholder's Equity	88,896	35,175	-53,721	-60.4%
Minoritary Equity Discontinued Subsidiaries	2,710	920	-1,790	-66.0%
Total Non-Deferred Shareolde's Equity	**2,971,089**	**3,167,270**	**196,181**	**6.6%**
Initial Deferred Tax	-559,532	-559,532	0	0.0%
Deferred Tax in Historical Results	-6,068	-33,361	-27,293	449.8%
Deferred Tax in Accumulated Results	-94,014	-210,742	-116,728	124.2%
Total Tax Liabilities	**-659,615**	**-803,635**	**-144,020**	**21.8%**
Total Shareholder's Equity	**2,311,474**	**2,363,635**	**52,161**	**2.3%**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	6,169,402	5,989,989	-179,414	-2.9%




Casas GEO

CORPORACIÓN GEO, S.A. DE C.V.

TICKER SYMBOLS: BMV: GEOB OTC: CVGFY (ADR Level 1)

QUARTER: SECOND YEAR: 2002

2Q2002 COMPLEMENT TO MANAGEMENT EARNINGS REPORT


Casas GEO
Para vivir como quieras

(All figures in millions of pesos as of June 30, 2002)

2Q2002 HIGHLIGHTS

OPERATING RESULTS 2Q2002

(Compared to 2Q2001)

- ✓ *HOMES SOLD: 5,634 units (increase of 11.3% compared to 5,062 in the 2Q2001)*
- ✓ *REVENUES: $1,181.0 (increase of 9.9%)*
- ✓ *GROSS PROFIT: $302.6 (increase of 10.1%) GROSS MARGIN: 25.6%*
- ✓ *OPERATING PROFIT: $171.8 (increase of 15.6%) OPERATING MARGIN: 14.6%*
- ✓ *EBITDA: $249.5 (increase of 11.5%) EBITDA MARGIN: 21.1% EBITDA IN USD: US $25.1*
- ✓ *NET PROFIT: $80.6 (increase of 50.0%) NET MARGIN: 6.8%*

JANUARY – JUNE 2002 ACCUMULATED RESULTS

(Compared to Jan-Jun 2001)

- ✓ *HOMES SOLD: 10,820 units (increase of 8.3% compared to 9,993 in the period Jan-Jun 2001)*
- ✓ *REVENUES: $2,284.8 (increase of 9.2%)*
- ✓ *GROSS PROFIT: $586.9 (increase of 9.7%) GROSS MARGIN: 25.7%*
- ✓ *OPERATING PROFIT: $324.7 (increase of 15.0%) OPERATING MARGIN: 14.2%*
- ✓ *EBITDA: $480.4 (increase of 10.0%) EBITDA MARGIN: 21.0% EBITDA IN USD: US $48.2*
- ✓ *NET PROFIT: $143.3 (increase of 45.8%) NET MARGIN: 6.3%*





FINANCIAL STRUCTURE
(Compared to 2Q2001)

✓ *CASH AND CASH EQUIVALENTS:*

- *$336.2 million (decrease of -6.1% compared to $357.9 million in the 2Q2001)*

✓ *ACCOUNTS RECEIVABLE + INVENTORIES TURNOVER:*

- *315 days (decrease of -10.0% compared to 350 days in the 2Q2001)*

✓ *ACCOUNTS RECEVABLE TO SALES RATIO:*

- *57.9% (increase of 3.7% percentage points compared to 54.2% in the 2Q2001)*

✓ *NET DEBT:*

- *$2,109.4 million (increase of 10.0% compared to $1,918.2 million in the 2Q2001)*

✓ *DEBT TO CAPITALIZATION BEFORE DEFERRED TAXES:*

- *42.8% (increase of 0.3% percentage points compared to 42.4% in the 2Q2001)*

✓ *OPERATING FREE CASH FLOW:*

- *Operating Free Cash flow of US $36.8 million (decrease of US $-26.3 compared to US $10.5 million in the same period last year)*

✓ *RETURN ON EQUITY:*

- *13.8% (increase of 88.5% compared to 7.3% in the 2Q2001)*




Casas GEO

1- MD&A OF OPERATING RESULTS 2Q2002

SALES

Sales during the second quarter of 2002 classified by mortgage type were distributed as follows:


UNITS SOLD 2Q01
INFONAVIT, FOVI and CHILE
3,370
1,384
308
5,062
INFONAVIT
FOVI
CHILE
TOTAL


UNITS SOLD 2Q02
INFONAVIT and FOVI/FOVISSSTE
4,450
1,184
5,634
INFONAVIT
FOVI/FOVISSSTE
TOTAL

Sales during the period Jan-Jun classified by mortgage type were as follows:


UNITS SOLD Jan-Jun 01
INFONAVIT, FOVI and CHILE
6,727
2,657
609
9,993
INFONAVIT
FOVI
CHILE
TOTAL


UNITS SOLD Jan-Jun 02
INFONAVIT and FOVI/FOVISSSTE
8,550
2,270
10,820
INFONAVIT
FOVI/FOVISSSTE
TOTAL

Below is the sales mix by housing agencies during the second quarter and the first half of 2002:


SALES MIX GEO
2Q
29%
71%
21%
79%
2Q01
2Q02
INFONAVIT
FOVI/FOVISSSTE


SALES MIX GEO
Jan-Jun
28%
72%
21%
79%
Jan-Jun 01
Jan-Jun 02
INFONAVIT
FOVI/FOVISSSTE


Casas GEO

Distribution of homes sold by price range during the second quarter of 2002 was:


SALES MIX BY PRICE RANGE
2Q01
TOTAL SALES
4,754
Lower Affordable
154 3.2%
Affordable
4,296
90.4%
Upper Affordable
62 1.3%
Middle Income
242 5.1%


SALES MIX BY PRICE RANGE
2Q02
TOTAL SALES
5,634
Lower Affordable
1,730 30.7%
Affordable
3,521 62.5%
Upper Affordable
214 3.8%
Middle Income
169 3.0%

Distribution of homes sold by price range during the first half of 2002 was:


SALES MIX BY PRICE RANGE
Jan-Jun 01
TOTAL SALES
9,384
Lower Affordable
221 2.4%
Affordable
8,648 92.2%
Upper Affordable
84 0.9%
Middle Income
431 4.6%


SALES MIX BY PRICE RANGE
Jan-Jun 02
TOTAL SALES
10,820
Lower Affordable
3,392 31.3%
Affordable
6,630 61.3%
Upper Affordable
453 4.2%
Middle Income
345 3.2%

383 houses out of the 5,634 homes sold by Geo during the 2Q2002 were registered in the upper affordable and middle income housing segments, the equivalent to 6.8% of the total sales. During the first half, 798 homes out of the 10,820 units were sold in these segments, representing 7.4% of total sales.

The prices for the housing segments are: Lower Affordable: homes priced lower than $185,000. Affordable: homes between $185,001 and $320,000. Upper Affordable: homes between $320,001 and $480,000. Middle Income: Homes priced between 480,001 and $1,600,000.

REVENUES

After having surpassed the unusual Revenues seasonality caused by the changes in Administration during year 2000, we expect Revenues seasonality in 2002 to be almost identical to that presented in the year 2001. In light of this expectation, year 2002 results should be very predictable and consistent throughout all the year.


QUARTERY REVENUES SEASONALITY 1999 - E 2001
30%
29%
28%
27%
26%
25%
24%
23%
22%
21%
20%
1Q
2Q
3Q
4Q
2001
21%
22%
27%
30%
E2002
21%
23%
27%
29%

2Q2002 Revenues experienced an increase of 9.9% compared to the same period of 2001, reaching $1,181.0 million pesos, while Revenues for the first half of 2002 totaled $2,284.8 million pesos, an increase of 9.2% compared to last year.


Casas GEO


REVENUES 2Q
1,300.0
1,100.0
900.0
700.0
500.0
300.0
100.0
1,074.3
1,181.0
2Q01
2Q02


REVENUES Jan - Jun
2,500.0
2,000.0
1,500.0
1,000.0
500.0
0.0
2,092.6
2,284.8
Ene-Jun 01
Ene-Jun 02

AVERAGE SELLING PRICE

The average home price during the second quarter of 2002 was P$216,148, a decrease of -2.5% compared to the 2Q2001 and a increase of 0.9% when compared to the 1Q2002. The performance of the average price was due to the effects of the company's diversification in its sales mix.


AVERAGE SELLING PRICE GEO
230,000
220,000
210,000
200,000
190,000
180,000
221,787
213,931
214,204
216,148
2Q01
3Q01
4Q01
1Q02
2Q02

EQUIVALENT PRODUCTION

The number of equivalent homes produced (revenues / average price) during the second quarter was 5,464 units, an increase of 15.4% compared to the same period of 2001. Similarly, equivalent production for the first half of 2002 was 10,617 homes representing an increase of 15.2% year-over-year.

In addition, during the second quarter xx new projects, for a total of 11,171 homes, were initiated.


EQUIVALENT PRODUCTION
2Q
5,500
5,000
4,500
4,000
3,500
3,000
4,736
5,464
2Q01
2Q02


EQUIVALENT PRODUCTION
Jan-Jun
12,000
9,000
6,000
3,000
9,219
10,617
Jan-Jun 01
Jan-Jun 02


Casas GEO



MORTGAGE BACKLOG

The backlog for Mexico is represented by mortgage commitments granted by INFONAVIT, FOVISSSTE and SHF-FOVI for Geo's projects. During the second quarter of 2002, -3,131 mortgages were declined for the purpose of obtaining better conditions in prices. Geo's backlog as of June 2002 was valid for 46,432 units, sufficient for approximately 1.7 years of production, including the signed agreements under the Savings Program GEOFACIL.

	2Q01	2Q02
Backlog as of March 31	53,515	46,511
(-) Sales Mexico	-4,754	-5,634
(+) Mortgages Granted	8,894	8,686
(-) Mortgages Declined	-4,060	-3,131
(+) GEOFACIL	0	0
Backlog as of June 30	53,595	46,432

GROSS PROFIT

Gross Profit for the 2Q2002 totaled in $302.6 million pesos, an increase of 10.1% compared to the same period last year. Gross Margin compared to the same period of 2001 was stable, reaching 25.6% in the 2Q2002.

Gross Profit in the period Jan-Jun 2002 presented an increase of 9.7%, totaling $586.9 million, while Gross Margin presented a increase of 0.1% percentage points, moving from 25.6% in the first half of last year to 25.7% in the first half of 2002.


GROSS PROFIT 2Q
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
274.9
302.6
25.6%
25.6%
27.0%
26.0%
25.0%
24.0%
2Q01
2Q02
$
Margin


GROSS PROFIT Jan-Jun
600.0
500.0
400.0
300.0
200.0
100.0
0.0
535.0
586.9
25.6%
25.7%
27.0%
26.0%
25.0%
24.0%
Jan-Jun 01
Jan-Jun 02
$
Margin

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A during the second quarter of 2002 presented an increase of 3.6% in real terms, the equivalent to $4.6 million, in comparison to the 2Q2001, while SG&A in the first half of 2002 totaled $262.1 million an increase of 3.8% compared to the first half of last year.

The policy of austerity and personnel restructuring initiated in the 4Q2000 continues to produce good results. The incidence of SG&A expenses to sales over the second quarter of the year was 11.1%, moving from 11.7% in the 2Q2001, while it was 11.5% in the period Jan-Jun 2002, down from 12.1% in the same period of 2001.




Casas GEO


SG&A EXPENSES 2Q
140.0
130.0
120.0
110.0
100.0
13.0%
12.0%
11.0%
10.0%
9.0%
126.2
130.7
11.7%
11.1%
2Q01
2Q02
$
Incidence to Sales


SG&A EXPENSES
Jan-Jun
300.0
250.0
200.0
150.0
100.0
50.0
0.0
13.0%
12.0%
11.0%
10.0%
252.5
262.1
12.1%
11.5%
Jan-Jun 01
Jan-Jun 02
$
Incidence to Sales

OPERATING PROFIT

Operating Profit during the second quarter presented an increase of 15.6% compared to the 2Q2001, while Operating Margin presented an increase of 0.7% percentage points moving from 13.8% in the 2Q2001 to 14.6%.

For the first half of the year, Operating Profit presented an increase of 15.0% compared to the same period of last year, while Operating Margin presented an increase of 0.7% percentage points, expanding from 13.5% in the first half of 2001 to 14.2% in 2002.


OPERATING PROFIT
2Q
180.0
160.0
140.0
120.0
100.0
16.0%
15.0%
14.0%
13.0%
12.0%
148.7
171.8
13.8%
14.6%
2Q01
2Q02
$
Margin


OPERATING PROFIT
Jan-Jun
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
15.0%
14.0%
13.0%
12.0%
282.5
324.7
13.5%
14.2%
Jan-Jun 01
Jan-Jun 02
$
Margin

MARGIN COMPARISON VERSUS MAIN COMPETITORS

It should be noted that in accordance with US GAAP and international standards, GEO capitalizes the cost of financing related to production, rather than applying it to the integral cost of financing.

Under the same accounting policies used by the public homebuilding companies in Mexico, Corporación GEO has the leading Gross Margins in the industry, despite the fact that Geo's production is almost 70% larger than that of its closest competitors.

Under Mexican GAAP and for peer comparison purposes, Gross Margin for the second quarter of 2002 would be 30.3%, while Operating Margin would be 19.2%


Casas GEO


MARGINS GEO 2Q2002
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
25.6%
30.3%
14.6%
19.2%
Gross Margin
Operating Margin
Capitalizing Interest Expenses
Without Capitalizing Interest Expenses


MARGINS GEO Jan-Jun 02
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
25.7%
30.2%
14.2%
18.7%
Gross Margin
Operating Margin
Capitalizing Interest Expenses
Without Capitalizing Interest Expenses

EBITDA

2Q2002 EBITDA presented an increase of 11.5% compared to the same period last year totaling $249.5 million, while EBITDA Margin presented an increase of 0.3% percentage points to 21.1% over the same period.

	2Q01	2Q02	Change	%
OPERATING PROFIT	148.7	171.8	23.2	15.6%
Capitalized Interest Expenses	83.8	71.2	-12.6	-15.0%
Capitalized Repomo	-27.6	-16.5	11.0	-39.9%
Amortization & Depreciation	18.9	23.0	4.1	21.5%
EBITDA	223.8	249.5	25.7	11.5%
EBITDA MARGIN	20.8%	21.1%	0.3%	1.4%
EBITDA in US$ millions	23.5	25.1	1.6	6.6%
EBITDA per Share	2.228	2.483	0.255	11.5%


EBITDA 2Q
300.0
250.0
200.0
150.0
100.0
50.0
0.0
22.0%
21.0%
20.0%
223.8
249.5
20.8%
21.1%
2Q01
2Q02
$
Margin

First half 2002 EBITDA presented an increase of 10.0% compared to the same period last year totaling $480.4 million, while EBITDA Margin presented an increase of 0.2% percentage points compared to last year moving from 20.9% in 2001 to 21.0% in 2002.

	Jan-Jun 01	Jan-Jun 02	Change	%
OPERATING PROFIT	282.5	324.7	42.3	15.0%
Capitalized Interest Expenses	165.2	137.4	-27.8	-16.8%
Capitalized Repomo	-60.0	-34.4	25.6	-42.7%
Amortization & Depreciation	49.0	52.7	3.7	7.5%
EBITDA	436.7	480.4	43.8	10.0%
EBITDA MARGIN	20.9%	21.0%	0.2%	0.8%
EBITDA in US$ millions	45.9	48.2	2.3	5.1%
EBITDA per Share	4.346	4.782	0.435	10.0%


EBITDA Jan-Jun
500.0
400.0
300.0
200.0
100.0
23.0%
22.0%
21.0%
20.0%
19.0%
436.7
480.4
20.9%
21.0%
$
Margin


Casas GEO

INTEGRAL COST OF FINANCING

Integral Cost of Financing during the second quarter showed an increase of 11.6% in comparison to the same period last year due to the lower Exchange Rate loss presented in the period. However, Financial Expenses presented a decrease of -25.2% compared to the 2Q2001 caused by lower interest rates in Mexico and a better mix of financial liabilities.

	2Q01	2Q02	Change	%
Financial Products	-11.6	-7.0	4.6	-39.6%
Financial Expenses	51.7	38.6	-13.0	-25.2%
Monetary Loss	18.5	12.3	-6.2	-33.3%
Exchange Rate Loss	-20.5	-1.4	19.0	-92.9%
ICF	38.1	42.5	4.4	11.6%


INTEGRAL COST OF FINANCING 2Q
50.0
40.0
30.0
20.0
10.0
0.0
38.1
42.5
2Q01
2Q02

For the Jan-June period, the Integral Cost of Financing showed a decrease of -3.2% year-over-year. Financial expenses presented a decrease of -27.1% compared to the same period of 2001.

	Jan-Jun 01	Jan-Jun 02	Change	%
Financial Products	-20.7	-13.6	7.2	-34.6%
Financial Expenses	105.4	76.8	-28.6	-27.1%
Monetary Loss	37.7	32.1	-5.6	-14.8%
Exchange Rate Loss	-27.1	-3.1	24.0	-88.4%
ICF	95.2	92.2	(3.0)	-3.2%


INTEGRAL COST OF FINANCING Jan-Jun
120.0
100.0
80.0
60.0
40.0
20.0
0.0
95.2
92.2
Jan-Jun 01
Jan-Jun 02

NET PROFIT

Net Profit during the 2Q2002 compared to last year observed an increase of 50.0%, moving from $53.7 million in the 2Q2001 to $80.6 million in this term. Net Margin for the second quarter of 2002 presented an increase of 1.8% percentage points in comparison to the 2Q2001 moving from 5.0% to 6.8%.

During the second quarter, $29.3 million pesos were accounted for as part of the deferred taxes according to the d-4 bulletin, affecting the Net Profit of the period.

	2Q01	2Q02	Change	%
Earnings before Taxes	85.1	124.5	-39.4	46.3%
Income Tx & PTU	28.4	44.3	-15.8	55.7%
Continued Operations	56.6	80.2	-23.6	41.7%
Discontinued Op.	-5.8	0.0	-5.8	-100.0%
Minority Interest	-2.9	-0.3	-2.6	-88.0%
NET PROFIT	53.7	80.6	-26.9	50.0%


NET PROFIT 2Q
100.0
80.0
60.0
40.0
20.0
0.0
53.7
80.6
5.0%
6.8%
8.0%
6.0%
4.0%
2.0%
0.0%
2Q01
2Q02
$
Margin


Casas GEO



Net Profit during the period Jan-Jun 2002 compared to last year observed an increase of 45.8%, moving from $98.3 million in the first half of 2001 to $143.3 million in 2002, while Net Margin presented an increase of 1.7% percentage points in comparison to the same period of 2001 moving from 4.7% to 6.3%.

	Jan-Jun 01	Jan-Jun 02	Change	%
Earnings before Taxes	145.5	220.5	-75.0	51.5%
Income Tx & PTU	41.6	77.6	-36.0	86.7%
Continued Operations	103.9	142.9	-39.0	37.5%
Discontinued Op.	-11.1	0.0	-11.1	-100.0%
Minority Interest	-5.5	-0.4	-5.1	-92.2%
NET PROFIT	98.3	143.3	-45.0	45.8%


NET PROFIT Jan-Jun
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
98.3
143.3
4.7%
6.3%
8.0%
6.0%
4.0%
2.0%
0.0%
Jan-Jun 01
Jan-Jun 02
$
Margin

EARNINGS PER SHARE

* Under Mexican Accounting Principles.

EPS for the second quarter of the year 2002 and the twelve-months accumulated EPS were as follows:

PERIOD	2Q01	2Q02	Change	
			EPS	%
Second Quarter 2002	0.534	0.802	0.267	50.0%
Accumulated 12 months (Jun01 - Jun02)	1.720	3.360	1.640	95.3%


Casas GEO

2- MD&A OF FINANCIAL STRUCTURE:

CASH & CASH EQUIVALENTS

The cash balance of the company at the end of the second quarter of the year presented a decrease of -6.1% compared to the 2Q2001, going from $357.9 million to $336.2 million pesos in the 2Q2002.

It is important to notice that the level of cash during the period diminished as consequence of the final payment of the outstanding portion of the company's Eurobond on May 25. The outstanding US $10.9 million, was held in cash in the previous quarters.


CASH & CASH EQUIVALENTS
450.0
400.0
350.0
300.0
250.0
200.0
150.0
100.0
357.9
336.2
2Q01
2Q02

COLLECTION AND ACCOUNTS RECEIVABLE

The accounts receivable to sales ratio showed an increase of 3.7% percentage points versus the 2Q2001. This was caused by the increase in sales and production during the period driven by the vigorous demand and mortgage availability for the year.


ACCOUNTS RECEIVABLE TO SALES
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
54.2%
55.9%
50.3%
56.9%
57.9%
2Q01
3Q01
4Q01
1Q02
2Q02

INVENTORIES AND LAND BANK

As a result of the "Land Outsourcing" and "Factory of Houses" strategies designed by the company to diminish working capital needs, the level of inventories of the second quarter presented a decrease of $-487.9 million compared to the 2Q2001. The composition of inventories as of June 30 was the following:

	2Q01	2Q02	Change	%
Promotions in process	1,085.0	660.3	424.7	-39.1%
Materials	239.9	198.1	41.8	-17.4%
Land Inventory	587.3	565.9	21.4	-3.6%
INVENTORIES	**1,912.1**	**1,424.2**	**-487.9**	**-25.5%**

A strategic objective of management is to maintain a minimum of two years of production available in land bank, through different schemes of acquisition and insurance of land. In this way, the company looks to diminish working capital needs and land ownership risk.

As of June 2002, land bank of homes to be developed and collected, reached a total of 82,088 affordable entry-level units or the equivalent of 903.0 hectares, as a consequence of the combination of Geo owned land, options


Casas GEO

agreements and the "Land Outsourcing" scheme. Geo controls land bank worth three years of production with a low financial cost and a limited ownership risk.


LAND BANK - 2Q2002
12,732
Owned
Land Outsourcing
Optioned
25,381
43,975

OPERATING FREE CASH FLOW

Operating Free Cash Flow generation in the second quarter was US $9.8 million, a decrease of US$-32.0 million compared to the US$22.2 million generated in the second quarter of last year.

Operating Free Cash Flow for the period of January-June 2002, presented an decrease of US $26.3 million, having passed from US $-10.5 million in the first half of 2001 to US $-36.8 million in this year.

The Operating Cash Flow performance during the period is mainly explained by the increase in the level of accounts receivable and the previously announced additional purchases of land which occurred during the quarter.


OPERATING FREE CASH FLOW US$
Quarter over Quarter
0.0
-5.0
-10.0
-15.0
-20.0
-25.0
-30.0
-35.0
-40.0
-27.0
-36.8
Mar-02
Jun-02


OPERATING FREE CASH FLOW US$
Accumulated Jan - Jun
0.0
-5.0
-10.0
-15.0
-20.0
-25.0
-30.0
-35.0
-40.0
-10.5
-36.8
Jun-01
Jun-02

The next table shows the Operating Free Cash Flow statement for the accumulated period of January-June of 2002 versus the same period in 2001:


Casas GEO

Operating Free Cash Flow Year-over-Year Comparison	JAN-JUN 01	JAN-JUN 02	Change	JAN-JUN 01	JAN-JUN 02	Change
	(millions of Pesos as of June 2002)			(millions of US dollars)		
SOURCES						
EBITDA	436.7	480.4	43.8	45.9	48.2	2.4
Interest Income	20.7	13.6	-7.2	2.2	1.4	-0.8
TOTAL SOURCES	457.4	494.0	36.6	48.1	49.6	1.6
USES						
Interest Expenses	-270.5	-214.2	56.4	-28.4	-21.5	6.9
Working Capital	-114.0	-678.2	-564.2	-12.0	-68.1	-56.1
Inventory	-166.1	94.7	260.8	-17.5	9.5	27.0
Capex	-4.9	-39.2	-34.3	-0.5	-3.9	-3.4
Other	-51.0	-28.6	22.4	-5.4	-2.9	2.5
FX	27.1	3.1	-24.0	2.9	0.3	-2.5
Inflation Adj.	22.3	2.2	-20.0	2.3	0.2	-2.1
Taxes	0.0	0.0	0.0	0.0	0.0	0.0
TOTAL USES	-557.1	-860.0	-302.8	-58.5	-86.4	-27.8
TOTAL FREE OPERATING CASH FLOW	**-99.7**	**-366.0**	**-266.3**	**-10.5**	**-36.8**	**-26.3**

The next table shows the Operating Free Cash Flow statement for the 2Q2002 versus 2Q2001:

Operating Free Cash Flow Quarter-over-Quarter Comparison	2Q2001	2Q2002	Change	2Q2001	2Q2002	Change
	(millions of Pesos as of June 2002)			(millions of US dollars)		
SOURCES						
EBITDA	223.9	249.5	25.6	24.7	23.0	-1.8
Interest Income	11.6	7.0	-4.6	1.3	0.6	-0.6
TOTAL SOURCES	235.5	256.5	21.0	26.0	23.6	-2.4
USES						
Interest Expenses	-135.4	-109.9	25.6	-15.0	-10.1	4.9
Working Capital	199.8	-256.6	-456.4	19.2	-21.9	-41.1
Inventory	-104.2	8.9	113.2	-11.3	0.1	11.4
Capex	26.7	-6.7	-33.4	2.6	-0.4	-3.0
Other	-30.2	-17.9	12.3	-3.3	-1.7	1.6
FX	20.5	1.4	-19.0	2.2	0.1	-2.1
Inflation Adj.	9.0	4.2	-4.8	1.0	0.4	-0.6
Taxes	7.0	0.0	-7.0	0.7	0.0	-0.7
TOTAL USES	-6.9	-376.5	-369.6	-3.8	-33.4	-29.6
TOTAL FREE OPERATING CASH FLOW	**228.6**	**-120.0**	**-348.6**	**22.2**	**-9.8**	**-32.0**

NET DEBT AND FINANCIAL LIABILITIES STRUCTURE

During the quarter, Net debt presented a increase of 10.0% or $191.2 million pesos, reaching a level of $2,109.4 million pesos compared to the $1,918.2 million at the end of 2Q2001. This performance is partially explained by the additional land purchases.

The company's debt profile was comprised of 57.4% short-term and 42.6% long-term financial liabilities, while debt in dollars as of June only represented 1.9% of the total debt of the company reducing the debt risk profile in a significant way. Moreover, interest coverage improved from 1.5 in the 2Q2001 to 2.3 in the 2Q2002.

In addition, the company has more than $3,003.3 million pesos in lines of credit that are available and not used as a combination of the diverse financial instruments available to Geo.

From the $3,003.3 million pesos in lines of credit that are available and not used $2066.3 million correspond to available lines of credit under the bridge loan financing while the remaining $937.0 million is composed of credits for land purchasing, direct credits, commercial paper, the medium-term notes program and leasing. This availability in lines of credit ensures enough working capital for the company to build more than 21,557 houses.



Some of the important debt indicators as of June 2002 are:

DEBT INDICATORS	2Q01	2Q02	Change	
			Amount	%
Net Debt	1,918.2	2,109.4	191.2	10.0%
Net Debt to Capitalization Ratio	44.3%	46.4%	2.2%	4.9%
Net Debt to Capitalization Ratio without def. tax	38.3%	39.2%	0.9%	2.2%
Short-term debt to Total debt	82.0%	57.4%	-24.5%	-29.9%
Long-term debt to Total debt	18.0%	42.6%	24.5%	136.1%
U.S. Dollar debt to Total debt	24.2%	1.9%	-22.3%	-92.1%
Pesos debt to Total debt	75.8%	98.1%	22.3%	29.4%
Liquidity (CA / CL)	2.02	2.40	0.4	18.9%
Acid Test (CA - Inv / CL)	1.28	1.72	0.4	34.7%

Composition and average cost of debt per financial instrument during the second quarter of the year, without considering banking commissions, issuance expenses and FOVI and INFONAVIT mortgage calls, was as follows:

TOTAL FINANCIAL LIABILITIES	2Q02		Average Cost	Average Rates
	Amount	Total %		
Bridge Loans TIIE	1,126.7	46.1%	TIIE + 2.3	10.7%
Bridge Loans UDIS	13.7	0.6%	UDIS + 10.6	15.7%
Direct Loans	170.0	7.0%	TIIE + 2.8	10.9%
Comercial paper	78.5	3.2%	TIIE + 2.25	9.9%
Leasing	8.8	0.4%	TIIE + 1.5	9.1%
Medium Term Notes in Pesos P001	300.0	12.3%	CETES + 4	10.6%
Medium Term Notes in Pesos P002 & P003	700.0	28.6%	TIIE + 3.0	10.6%
Eurobond	0.0	0.0%	10.0%	10.0%
Others	46.4	1.9%	9.1%	9.1%
AVERAGE COST OF DEBT	2,444.1	100.0%	10.7%	

It is important to mention that 46.7% of company's debt is under the "Bridge Loan" financing vehicle. Due to its nature, the bridge loan should be considered as working capital, because of the low risk that it represents for the company: building execution and collection of the project.

The maturity of a bridge loan is always longer than the expected period of time needed to finish and collect the project. The guarantee of each bridge loan is the physical project that it is financing, and the company signs a new loan for every single project. In addition, the company's liabilities in the more than 65 active bridge loans are covered 2.6 times by the accounts receivable.

3. - LABOR AND MANAGEMENT

As of June 30 of 2002, Corporación GEO had 6,768 eventual workers (labor), representing 3.9% less than in the 2Q2001. In addition, the number of non-unionized administrative and fixed personnel was 3,067 representing a reduction of 13.7% in comparison to June 2001. These adjustments are part of the restructure program initiated in September 2000 to reduce redundancy and improve efficiencies.





4.- GEO RESTRUCTURES SHORT-TERM FINANCIAL LIABILITIES AND IMPROVES DEBT PROFILE

On April 30, 2002, Corporación Geo improved its debt profile by placing a medium-term note with a 4¼year maturity, for $200 million Pesos, at a rate of TIIE + 3.0.

With this issuance, Corporación Geo replaced Bank loans and/or short-term commercial paper, with the objective of improving its debt structure and ensuring access to a stable and continuous source of working capital, as well as reducing its financing costs.

Luis Orvañanos, Chairman of the Board of Corporación Geo, commented that "the financial strategy of the company is aligned with the expected growth in the number of mortgages available over the next few years. Therefore, we have to have permanent access to working and long-term capital, to profitably pursue these market opportunities."

"As part of our financial strategy, and in light of the low rates of interest in Mexico, we have decided to take advantage of these conditions to improve our debt profile and generate savings in our finance costs," added Victor Segura, CFO.

5.- PRESIDENT FOX VISITS GEO HOUSING DEVELOPMENT IN MEXICO CITY

On May 3, 2002, the President of Mexico, Vicente Fox, visited a Geo development and spent the morning with Geo employees, in honor of the "Día de Santa Cruz", a day dedicated to construction workers.

In the "Residencial Oso" middle-class housing development, the President met with workers of the company, and celebrated the ratification of his administration's housing goals for 2002, which include the granting of 500,000 mortgages for 2002.

Luis Orvañanos, Chairman of the Board of Corporación Geo, remarked, "We felt very proud to have had the President with us on a day which is so special for the workers of our company. For us it is an honor that he decided to share this time in one of our developments – it symbolizes Geo's leadership within the industry, and the role that housing plays in the development of the country."

"Ever since we became a public company, we have invested continually in training for all of our employees, with the goal of guaranteeing product quality and the total satisfaction of our clients. This has been reflected in our results and the unequalled position that we have today in the housing industry," added Miguel Gómez Mont.

6.- GEO APPLAUDS FORMATION OF NATIONAL CHAMBER OF THE HOUSING INDUSTRY

On May 13, 2002, Corporación Geo applauded the official creation of the National Chamber for Housing Promotion and Development, whose Constitutive Assembly took place in May 12, 2002, in Mexico City.

The National Association of Housing Promoters – PROVIVAC – which groups 32 delegations and over 800 developers which account for over 75% of the housing supply in the country, achieved the status of a Chamber, thus becoming the premier private institution representing the housing sector.

Luis Orvañanos, President of Corporación Geo, commented that "The creation of the Chamber is an achievement not only for housing developers but for the entire country. At Geo, we feel very proud that our


Casas GEO

CEO, Miguel Gómez Mont, has been named as the Founding President of the Chamber, which symbolizes Geo's leadership in the industry."

"The transformation of PROVIVAC into the National Housing Chamber was a necessary change for the industry, given the ambitious housing production goals we have and the important moment the country is living. With this great step forward we are taking as a sector, we will be able to participate in an even more active manner in the formation of national housing policy, and we will also have access to much more information about the activities related to our industry," assured the CFO, Victor Segura.



Luis Orvañanos
Chairman of the Board

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact and Additional Information:

Iván Vela
Director of Finance and Equity Markets
Corporación GEO
Ph. +(52) 55-5480-5071
Fax. +(52) 55-5554-6064
ivela@casasgeo.com
www.casasgeo.com



CORPORACION GEO, S.A. DE C.V. CONSOLIDATED 2Q2002 INCOME STATEMENT THOUSANDS OF PESOS AS OF JUNE 30, 2002						
	2Q2001		2Q2002		Variation	
Homes Sold	5,062		5,634		572	11.3%
	$	%	$	%	$	%
Revenues	1,074,316	100.0%	1,180,999	100.0%	106,683	9.9%
Cost of Goods Sold	799,465	74.4%	878,423	74.4%	78,958	9.9%
Gross Profit	274,851	25.6%	302,576	25.6%	27,725	10.1%
SG&A	126,180	11.7%	130,736	11.1%	4,556	3.6%
Operating Profit	148,671	13.8%	171,840	14.6%	23,169	15.6%
EBITDA	223,839	20.8%	249,509	21.1%	25,670	11.5%
Integral Cost of Financing						
Financial Products	(11,642)	-1.1%	(7,026)	-0.6%	4,616	-39.6%
Financial Expenses	51,674	4.8%	38,632	3.3%	(13,042)	-25.2%
Foreign Exchange Loss (Gain)	(20,461)	-1.9%	(1,447)	-0.1%	19,014	-92.9%
Monetary Loss (Gain)	18,516	1.7%	12,347	1.0%	(6,169)	-33.3%
	38,087	3.5%	42,506	3.6%	4,419	11.6%
Other Net Expenses	25,520	2.4%	4,848	0.4%	(20,672)	-81.0%
Earnings from Continued Op. Before Taxes	85,064	7.9%	124,486	10.5%	39,422	46.3%
Provisions						
Income Taxes	14,404	1.3%	15,330	1.3%	926	6.4%
Deferred Taxes	13,738	1.3%	29,303	2.5%	15,565	113.3%
Profit Sharing	296	0.0%	(364)	0.0%	(660)	-223.0%
Earnings from Continued Operations	56,626	5.3%	80,217	6.8%	23,591	41.7%
Earnings (Loss) from Discontinued Operations	(5,841)	-0.5%	0	0.0%	5,841	-100.0%
Net Profit (loss) before Minoritary Interest	50,785	4.7%	80,217	6.8%	29,432	58.0%
Minoritary Interest	(2,908)	-0.3%	(348)	0.0%	2,560	-88.0%
Net Profit (loss)	53,694	5.0%	80,565	6.8%	26,871	50.0%





CORPORACION GEO, S.A. DE C.V.

CONSOLIDATED AND ACCUMULATED JAN-JUN INCOME STATEMENT

THOUSANDS OF PESOS AS OF JUNE 30, 2002

	Jan-Jun 01		Jan-Jun 02		Variation	
Homes Sold	9,993		10,820		827	8.3%
	$	%	$	%	$	%
Revenues	2,092,648	100.0%	2,284,806	100.0%	192,158	9.2%
Cost of Goods Sold	1,557,641	74.4%	1,697,934	74.3%	140,293	9.0%
Gross Profit	535,007	25.6%	586,872	25.7%	51,865	9.7%
SG&A	252,548	12.1%	262,146	11.5%	9,598	3.8%
Operating Profit	282,458	13.5%	324,726	14.2%	42,268	15.0%
EBITDA	436,659	20.9%	480,413	21.0%	43,754	10.0%
Integral Cost of Financing						
Financial Products	(20,742)	-1.0%	(13,564)	-0.6%	7,178	-34.6%
Financial Expenses	105,362	5.0%	76,800	3.4%	(28,562)	-27.1%
Foreign Exchange Loss (Gain)	(27,132)	-1.3%	(3,149)	-0.1%	23,983	-88.4%
Monetary Loss (Gain)	37,727	1.8%	32,125	1.4%	(5,602)	-14.8%
	95,216	4.6%	92,212	4.0%	(3,004)	-3.2%
Other Net Expenses	41,718	2.0%	11,981	0.5%	(29,737)	-71.3%
Earnings from Continued Op. Before Taxes	145,525	7.0%	220,534	9.7%	75,009	51.5%
Provisions						
Income Taxes	21,394	1.0%	14,564	0.6%	(6,830)	-31.9%
Deferred Taxes	19,882	1.0%	63,077	2.8%	43,195	217.3%
Profit Sharing	319	0.0%	4	0.0%	(315)	-98.7%
Earnings from Continued Operations	103,930	5.0%	142,889	6.3%	38,959	37.5%
Earnings (Loss) from Discontinued Operations	(11,127)	-0.5%	0	0.0%	11,127	-100.0%
Net Profit (loss) before Minoritary Interest	92,802	4.4%	142,889	6.3%	50,087	54.0%
Minoritary Interest	(5,511)	-0.3%	(429)	0.0%	5,082	-92.2%
Net Profit (loss)	98,315	4.7%	143,318	6.3%	45,003	45.8%





CORPORACION GEO, S.A. DE C.V.
CONSOLIDATED BALANCESHEET
THOUSAND OF PESOS AS OF JUNE 30, 2002

	Jan-Jun 01	Jan-Jun 02	Variation	
			$	%
~~ASSETS~~				
CURENT ASSETS				
Cash and Cash Equivalents	357,882	336,195	-21,687	-6.1%
Account Receivables	2,488,033	2,910,055	422,022	17.0%
Inventories	1,912,102	1,424,221	-487,881	-25.5%
Other Current Assets	469,114	385,448	-83,666	-17.8%
Other Current Assets From Discontinued Subsidiaries	3,901	1,877	-2,024	-51.9%
Current Assets >	**5,231,033**	**5,057,795**	**-173,238**	**-3.3%**
INVESTMENT IN ASSOCIATES	49,102	103,124	54,022	110.0%
NET PROPERTY, PLANT AND EQUIPMENT	801,879	681,631	-120,248	-15.0%
OTHER ASSETS	51,230	365,151	313,921	612.8%
OTHER ASSETS FROM DISCONTINUED SUBSIDIARIES	0	0	0	#¡DIV/0!
TOTAL ASSETS>	**6,133,244**	**6,207,701**	**74,457**	**1.2%**
LIABILITIES AND SHAREHOLDER'S EQUITY				
Bank Liabilities	1,865,798	1,404,673	-461,125	-24.7%
Suppliers	484,825	505,872	21,047	4.3%
Accumulated Taxes and Expenses	232,634	192,551	-40,083	-17.2%
Income Tax and Profit Sharing	5,367	5,217	-150	-2.8%
Other Liabilities from Discontinued Subsidiaries	4,784	0	-4,784	-100.0%
Current Liabilities >	**2,593,408**	**2,108,313**	**-485,095**	**-18.7%**
LONG TERM LIABILITIES	410,332	1,040,927	630,595	153.7%
LAND SUPPLIERS	31,962	19,906	-12,056	-37.7%
Long Term Liabilities >	**442,294**	**1,060,833**	**618,539**	**139.8%**
Non-Deferred Total Liabilities	**3,035,702**	**3,169,146**	**133,444**	**4.4%**
Diferred Income Tax	678,850	606,416	-72,434	-10.7%
TOTAL LIABILITIES >	**3,714,552**	**3,775,563**	**61,011**	**1.6%**
SHAREHOLDER'S EQUITY				
Common Stock	112,851	110,964	-1,887	-1.7%
Reinstated Common Stock	255,166	259,742	4,576	1.8%
Effect of Conversion in Foreign Entities	92	19,539	19,447	21060.2%
Premium on Shares Suscription	2,247,436	2,242,637	-4,799	-0.2%
Reserve for Share Repurshase Program	0	211,776	211,776	na
Retained Earnings	2,087,519	2,278,214	190,695	9.1%
Period Result	118,196	206,395	88,199	74.6%
Deficiency in Reintated Capital	-1,819,586	-2,086,093	-266,507	14.6%
Majority Shareholder's Equity	**3,001,676**	**3,243,175**	**241,499**	**8.0%**
Minority Shareholder's Equity	87,092	30,972	-56,120	-64.4%
Minoritary Equity Discontinued Subsidiaries	-432	920	1,352	-312.8%
Total Non-Deferred Shareolde's Equity	**3,088,335**	**3,275,068**	**186,733**	**6.0%**
Initial Deferred Tax	-560,153	-566,487	-6,334	1.1%
Deferred Tax in Historical Results	-19,881	-63,077	-43,196	217.3%
Deferred Tax in Accumulated Results	-95,173	-213,366	-118,193	124.2%
Total Tax Liabilities	**-675,208**	**-842,930**	**-167,722**	**24.8%**
Total Shareholder's Equity	**2,413,128**	**2,432,138**	**19,010**	**0.8%**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**6,127,680**	**6,207,701**	**80,021**	**1.3%**





CORPORACIÓN GEO, S.A. DE C.V.

TICKER SYMBOLS: BMV: GEOB OTC: CVGFY (ADR Level 1)

QUARTER: THIRD YEAR: 2002

3Q2002 COMPLEMENT TO MANAGEMENT EARNINGS REPORT



(All figures in millions of pesos as of September 30, 2002)

3Q2002 HIGHLIGHTS

OPERATING RESULTS 3Q2002
(Compared to 3Q2001)

- ✓ *HOMES SOLD: 6,885 units (increase of 8.6% compared to 6,342 in the 3Q2001)*
- ✓ *REVENUES: $1,412.5 (increase of 7.9%)*
- ✓ *GROSS PROFIT: $365.1 (increase of 6.5%) GROSS MARGIN: 25.8%*
- ✓ *OPERATING PROFIT: $217.7 (increase of 8.8%) OPERATING MARGIN: 15.4%*
- ✓ *EBITDA: $306.6 (increase of 8.1%) EBITDA MARGIN: 21.7% EBITDA IN USD: US $30.0*
- ✓ *NET PROFIT: $108.9 (increase of 14.6%) NET MARGIN: 7.7%*

JANUARY – SEPTEMBER 2002 ACCUMULATED RESULTS
(Compared to Jan-Sep2001)

- ✓ *HOMES SOLD: 17,705 units (increase of 8.4% compared to 16,335 in the period Jan-Sep2001)*
- ✓ *REVENUES: $3,726.4 (increase of 8.7%)*
- ✓ *GROSS PROFIT: $959.4 (increase of 8.4%) GROSS MARGIN: 25.7%*
- ✓ *OPERATING PROFIT: $546.6 (increase of 12.4%) OPERATING MARGIN: 14.7%*
- ✓ *EBITDA: $793.1 (increase of 9.3%) EBITDA MARGIN: 21.3% EBITDA IN USD: US $77.5*
- ✓ *NET PROFIT: $254.0 (increase of 30.5%) NET MARGIN: 6.8%*





FINANCIAL STRUCTURE
(Compared to 3Q2001)

✓ *CASH AND CASH EQUIVALENTS:*

- *$517.5 million (decrease of -31.2% compared to $752.0 million in the 3Q2001)*

✓ *ACCOUNTS RECEIVABLE + INVENTORIES TURNOVER:*

- *309 days (decrease of -9.6% compared to 342 days in the 3Q2001)*

✓ *ACCOUNTS RECEVABLE TO SALES RATIO:*

- *57.8% (increase of 1.9% percentage points compared to 55.9% in the 3Q2001)*

✓ *NET DEBT:*

- *$1,889.3 million (decrease of -3.4% compared to $1,956.4 million in the 3Q2001)*

✓ *DEBT TO CAPITALIZATION BEFORE DEFERRED TAXES:*

- *41.1% (decrease of -4.8% percentage points compared to 45.9% in the 3Q2001)*

✓ *OPERATING FREE CASH FLOW:*

- *Operating Free Cash flow of US $-13.5 million (decrease of US $-0.6 compared to US $-12.9 million in the same period last year)*

✓ *RETURN ON EQUITY:*

- *14.2% (increase of 50.1% compared to 9.5% in the 3Q2001)*






Casas GEO

1- MD&A OF OPERATING RESULTS 3Q2002

SALES

Sales during the third quarter of 2002 classified by mortgage type were distributed as follows:


UNITS SOLD 3Q01
INFONAVIT, FOVI and CHILE
4,599
1,616
127
6,342
INFONAVIT
FOVI
CHILE
TOTAL


UNITS SOLD 3Q02
INFONAVIT and FOVI/FOVISSSTE
5,508
1,377
6,885
INFONAVIT
FOVI/FOVISSSTE
TOTAL

Sales during the period Jan-Sep classified by mortgage type were as follows:


UNITS SOLD Jan-Sep 01
INFONAVIT, FOVI and CHILE
11,326
4,273
736
16,335
INFONAVIT
FOVI
CHILE
TOTAL


UNITS SOLD Jan-Sep 02
INFONAVIT and FOVI/FOVISSSTE
14,058
3,647
17,705
INFONAVIT
FOVI/FOVISSSTE
TOTAL

Below is the sales mix by housing agencies during the third quarter and the period Jan-Sep of 2002:


SALES MIX GEO
3Q
26%
74%
20%
80%
3Q01
3Q02
INFONAVIT
FOVI/FOVISSSTE


SALES MIX GEO
Jan-Sep
27%
73%
21%
79%
Jan-Sep 01
Jan-Sep 02
INFONAVIT
FOVI/FOVISSSTE

Distribution of homes sold by price range during the third quarter of 2002 was:


SALES MIX BY PRICE RANGE
3Q01
TOTAL SALES 6,215
Lower Affordable 500 8.0%
Affordable 5,459 87.8%
Upper Affordable 109 1.8%
Middle Income 147 2.4%


SALES MIX BY PRICE RANGE
3Q02
TOTAL SALES 6,885
Lower Affordable 2,364 34.3%
Affordable 4,232 61.5%
Upper Affordable 176 2.6%
Middle Income 113 1.6%




Casas GEO

Distribution of homes sold by price range during the period Jan-Sep of 2002 was:


SALES MIX BY PRICE RANGE
Jan-Sep 01
TOTAL SALES
15,599
Lower Affordable
721 4.6%
Affordable
14,107 90.4%
Upper Affordable
193 1.2%
Middle Income
578 3.7%


SALES MIX BY PRICE RANGE
Jan-Sep 02
TOTAL SALES
17,705
Lower Affordable
5,756 32.5%
Affordable
10,862 61.3%
Upper Affordable
629 3.6%
Middle Income
458 2.6%

289 houses out of the 6,885 homes sold by Geo during the 3Q2002 were registered in the upper affordable and middle income housing segments, the equivalent to 4.2% of the total sales. During the period Jan-Sep, 1,087 homes out of the 17,705 units were sold in these segments, representing 6.1% of total sales.

The prices for the housing segments are: Lower Affordable: homes priced lower than $190,000. Affordable: homes between $190,001 and $325,000. Upper Affordable: homes between $325,001 and $485,000. Middle Income: Homes priced between 485,001 and $1,600,000.

REVENUES

After having surpassed the unusual Revenues seasonality caused by the changes in Administration during year 2000, we expect revenues seasonality in 2002 to be almost identical to that presented in the year 2001. In light of this expectation, year 2002 quarterly results have been very predictable and consistent throughout all the year.


QUARTERY REVENUES SEASONALITY 1999 - E 2001

	1Q	2Q	3Q	4Q
2001	21%	22%	27%	30%
E2002	21%	23%	27%	29%

3Q2002 Revenues experienced an increase of 7.9% compared to the same period of 2001, reaching $1,412.5 million pesos, while Revenues for the period Jan-Sep of 2002 totaled $3,726.4 million pesos, an increase of 8.7% compared to last year.


REVENUES 3Q
1,308.7
1,412.5
3Q01
3Q02


REVENUES Jan - Sep
3,428.0
3,726.4
Ene-Sep 01
Ene-Sep 02




Casas GEO

AVERAGE SELLING PRICE

The average home price during the third quarter of 2002 was P$219,850, a decrease of -2.1% compared to the 3Q2001 and an increase of 0.4% when compared to the 2Q2002. The performance of the average price was due to the effects of the company's diversification in its sales mix.

AVERAGE SELLING PRICE GEO

230,000
220,000
210,000
200,000
190,000
180,000
221,522
216,648
216,924
218,893
219,850
3Q01
4Q01
1Q02
2Q02
3Q02

EQUIVALENT PRODUCTION

The number of equivalent homes produced (revenues / average price) during the third quarter was 6,425 units, an increase of 12.2% compared to the same period of 2001. Similarly, equivalent production for the period Jan-Sep of 2002 was 17,042 homes representing an increase of 14.0% year-over-year.

In addition, during the third quarter 10 new projects, for a total of 3,268 homes, were initiated.


EQUIVALENT PRODUCTION
3Q
6,500
6,000
5,500
5,000
4,500
4,000
3,500
3,000
5,728
6,425
3Q01
3Q02


EQUIVALENT PRODUCTION
Jan-Sep
18,000
16,000
14,000
12,000
10,000
8,000
6,000
14,947
17,042
Jan-Sep 01
Jan-Sep 02

MORTGAGE BACKLOG

The backlog for Mexico is represented by mortgage commitments granted by INFONAVIT, FOVISSSTE and SHF-FOVI for Geo's projects. During the third quarter of 2002, -738 mortgages were declined for the purpose of obtaining better conditions in prices. Geo's backlog as of September 2002 was valid for 44,692 units, sufficient for approximately 1.6 years of production, including the signed agreements under the Savings Program GEOFACIL.

	3Q01	3Q02
Backlog as of June 30	53,595	46,432
(-) Sales Mexico	-6,215	-6,885
(+) Mortgages Granted	4,944	5,883
(-) Mortgages Declined	-2,309	-738
(+) GEOFACIL	0	0
Backlog as of September 30	50,015	44,692




Casas GEO

GROSS PROFIT

Gross Profit for the 3Q2002 totaled in $365.1 million pesos, an increase of 6.5% compared to the same period last year. Gross Margin compared to the same period of 2001 registered a decrease of -0.4% percentage points, reaching 25.8% in the 3Q2002.

Gross Profit in the period Jan-Sep 2002 presented an increase of 8.4%, totaling $959.4 million, while Gross Margin presented a decrease of -0.1% percentage points, moving from 25.8% in the period Jan-Sep of last year to 25.7% in the period Jan-Sep of 2002.


GROSS PROFIT 3Q
400.0
350.0
300.0
250.0
200.0
27.0%
26.0%
25.0%
24.0%
342.9
365.1
26.2%
25.8%
3Q01
3Q02
$
Margin


GROSS PROFIT Jan-Sep
1,000.0
800.0
600.0
400.0
200.0
0.0
27.0%
26.0%
25.0%
884.8
959.4
25.8%
25.7%
Jan-Sep 01
Jan-Sep 02
$
Margin

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A during the third quarter of 2002 presented an increase of 3.1% in real terms, the equivalent to $4.5 million, in comparison to the 3Q2001, while SG&A in the period Jan-Sep of 2002 totaled $412.9 million an increase of 3.6% compared to the period Jan-Sep of last year.

However, the policy of austerity and personnel restructuring initiated in the 4Q2000 continues to produce good results. The incidence of SG&A expenses to sales over the third quarter of the year was 10.4%, moving from 10.9% in the 3Q2001, while it was 11.1% in the period Jan-Sep 2002, down from 11.6% in the same period of 2001.


SG&A EXPENSES 3Q
160.0
150.0
140.0
130.0
120.0
110.0
100.0
13.0%
12.0%
11.0%
10.0%
9.0%
142.9
147.4
10.9%
10.4%
3Q01
3Q02
$
Incidence to Sales


SG&A EXPENSES
Jan-Sep
450.0
400.0
350.0
300.0
250.0
200.0
13.0%
12.0%
11.0%
10.0%
398.6
412.9
11.6%
11.1%
Jan-Sep 01
Jan-Sep 02
$
Incidence to Sales

OPERATING PROFIT

Operating Profit during the third quarter presented an increase of 8.8% compared to the 3Q2001, while Operating Margin presented an increase of 0.1% percentage points moving from 15.3% in the 3Q2001 to 15.4%.

For the period Jan-Sep of the year, Operating Profit presented an increase of 12.4% compared to the same period of last year, while Operating Margin presented an increase of 0.5% percentage points, expanding from 14.2% in the period Jan-Sep of 2001 to 14.7% in 2002.




Casas GEO


OPERATING PROFIT
3Q
240.0
220.0
200.0
180.0
160.0
140.0
120.0
100.0
200.1
217.7
15.3%
15.4%
16.0%
15.0%
14.0%
13.0%
12.0%
3Q01
3Q02
$
Margin


OPERATING PROFIT
Jan-Sep
600.0
550.0
500.0
450.0
400.0
350.0
300.0
250.0
200.0
486.1
546.6
14.2%
14.7%
15.0%
14.0%
13.0%
12.0%
Jan-Sep 01
Jan-Sep 02
$
Margin

MARGIN COMPARISON VERSUS MAIN COMPETITORS

It should be noted that in accordance with US GAAP and international standards, GEO capitalizes the cost of financing related to production, rather than applying it to the integral cost of financing. Under the same accounting policies used by the public homebuilding companies in Mexico, Corporación GEO has the leading Gross Margins in the industry, despite the fact that Geo's production is almost 70% larger than that of its closest competitors.

Under Mexican GAAP and for peer comparison purposes, Gross Margin for the third quarter of 2002 would be 30.2%, while Operating Margin would be 19.8%


MARGINS GEO 3Q2002
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
25.8%
30.2%
15.4%
19.8%
Gross Margin
Operating Margin
Capitalizing Interest Expenses
Without Capitalizing Interest Expenses


MARGINS GEO Jan-Sep 02
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
25.7%
30.2%
14.7%
19.1%
Gross Margin
Operating Margin
Capitalizing Interest Expenses
Without Capitalizing Interest Expenses

EBITDA

3Q2002 EBITDA presented an increase of 8.1% compared to the same period last year totaling $306.6 million, while EBITDA Margin presented a strong stability closing at 21.7%.

	3Q01	3Q02	Change	%
OPERATING PROFIT	200.1	217.7	17.7	8.8%
Capitalized Interest Expenses	78.7	77.1	-1.6	-2.0%
Capitalized Repomo	-23.3	-15.6	7.7	-33.2%
Amortization & Depreciation	28.1	27.3	-0.9	-3.2%
EBITDA	283.7	306.6	22.9	8.1%
EBITDA MARGIN	21.7%	21.7%	0.0%	0.1%
EBITDA in US$ millions	28.4	30.0	1.6	5.5%
EBITDA per Share	2.823	3.051	0.228	8.1%


EBITDA 3Q
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
283.6
306.6
21.7%
21.7%
23.0%
22.0%
21.0%
20.0%
3Q01
3Q02
$
Margin




Casas GEO

Accumulated Jan-Sep 2002 EBITDA presented an increase of 9.3% compared to the same period last year totaling $793.1 million, while EBITDA Margin presented an increase of 0.1% percentage points compared to last year moving from 21.2% in 2001 to 21.3% in 2002.

	Jan-Sep 01	Jan-Sep 02	Change	%
OPERATING PROFIT	**486.1**	**546.6**	**60.5**	**12.4%**
Capitalized Interest Expenses	246.0	216.2	-29.8	-12.1%
Capitalized Repomo	-84.0	-50.4	33.7	-40.1%
Amortization & Depreciation	77.8	80.6	2.8	3.7%
EBITDA	**725.9**	**793.1**	**67.2**	**9.3%**
EBITDA MARGIN	**21.2%**	**21.3%**	**0.1%**	**0.5%**
EBITDA in US$ millions	**72.7**	**77.5**	**4.8**	**6.6%**
EBITDA per Share	**7.225**	**7.893**	**0.669**	**9.3%**


EBITDA Jan-Sep
900.0
800.0
700.0
600.0
500.0
400.0
300.0
725.9
793.1
21.2%
21.3%
23.0%
22.0%
21.0%
20.0%
19.0%
Ene-Sep 01
Ene-Sep 02
$
Margin

INTEGRAL COST OF FINANCING

Integral Cost of Financing during the third quarter showed a decrease of -11.4% in comparison to the same period last year, while Financial Expenses presented a decrease of -7.2% compared to the 3Q2001 caused by lower interest rates in Mexico and a better mix of financial liabilities.

	3Q01	3Q02	Change	%
Financial Products	-7.1	-5.2	1.9	-26.7%
Financial Expenses	43.7	40.6	-3.2	-7.2%
Monetary Loss	10.7	8.6	-2.1	-19.9%
Exchange Rate Loss	7.8	4.9	-2.9	-36.9%
ICF	**55.1**	**48.8**	**(6.3)**	**-11.4%**


INTEGRAL COST OF FINANCING 3Q
60.0
50.0
40.0
30.0
20.0
10.0
0.0
55.1
48.8
3Q01
3Q02

For the Jan-Sep period, the Integral Cost of Financing showed a decrease of -6.1% year-over-year. Financial expenses presented a decrease of -21.3% compared to the same period of 2001.

	Jan-Sep 01	Jan-Sep 02	Change	%
Financial Products	-28.1	-19.0	9.2	-32.6%
Financial Expenses	150.4	118.3	-32.1	-21.3%
Monetary Loss	49.0	41.1	-7.8	-16.0%
Exchange Rate Loss	-19.7	1.7	21.4	-108.6%
ICF	**151.5**	**142.2**	**(9.3)**	**-6.1%**


INTEGRAL COST OF FINANCING Jan-Sep
180.0
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
151.5
142.2
Jan-Sep 01
Jan-Sep 02

NET PROFIT

Net Profit during the 3Q2002 compared to last year observed an increase of 14.6%, moving from $95.0 million in the 3Q2001 to $108.9 million in this term. Net Margin for the third quarter of 2002 presented an increase of 0.4% percentage points in comparison to the 3Q2001 moving from 7.3% to 7.7%.





During the third quarter, $33.9 million pesos were accounted for as part of the deferred taxes according to the d-4 bulletin, affecting the Net Profit of the period.

	3Q01	3Q02	Change	%
Earnings before Taxes	133.3	162.3	-29.0	21.8%
Income Tx & PTU	37.9	53.7	-15.8	41.8%
Continued Operations	95.4	108.7	-13.2	13.9%
Discontinued Op.	-0.1	0.0	-0.1	-100.0%
Minority Interest	0.3	-0.2	0.6	-169.9%
NET PROFIT	95.0	108.9	-13.9	14.6%


NET PROFIT 3Q
120.0
100.0
80.0
60.0
40.0
20.0
0.0
95.0
108.9
7.3%
7.7%
9.0%
7.0%
5.0%
3.0%
3Q01
3Q02
$
Margin

Net Profit during the period Jan-Sep 2002 compared to last year observed an increase of 30.5%, moving from $194.6 million in the period Jan-Sep of 2001 to $254.0 million in 2002, while Net Margin presented an increase of 1.2% percentage points in comparison to the same period of 2001 moving from 5.7% to 6.8%.

	Jan-Sep 01	Jan-Sep 02	Change	%
Earnings before Taxes	280.7	385.7	-105.0	37.4%
Income Tx & PTU	80.0	132.3	-52.3	65.4%
Continued Operations	200.7	253.4	-52.7	26.2%
Discontinued Op.	-11.3	0.0	-11.3	-100.0%
Minority Interest	-5.3	-0.7	-4.6	-87.4%
NET PROFIT	194.6	254.0	-59.4	30.5%


NET PROFIT Jan-Sep
280.0
260.0
240.0
220.0
200.0
180.0
160.0
140.0
120.0
100.0
194.6
254.0
5.7%
6.8%
8.0%
6.0%
4.0%
2.0%
Jan-Sep 01
Jan-Sep 02
$
Margin

EARNINGS PER SHARE

* Under Mexican Accounting Principles.

EPS for the third quarter of the year 2002 and the twelve-months accumulated EPS were as follows:

PERIOD	3Q01	3Q02	Change	
			EPS	%
Second Quarter 2002	0.946	1.095	0.150	15.8%
Accumulated 12 months (Sep01 - Sep02)	2.236	3.532	1.296	58.0%




Casas GEO

2- MD&A OF FINANCIAL STRUCTURE:

CASH & CASH EQUIVALENTS

The cash balance of the company at the end of the third quarter of the year presented a decrease of -31.2% compared to the 3Q2001, going from $752.0 million to $517.5 million pesos in the 3Q2002.

It is important to notice that the level of cash registered in the third quarter of 2001 was extraordinary because of the resources that the company obtained to refinance the eurobond during the second half of last year.


CASH & CASH EQUIVALENTS
752.0
517.5
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
3Q01
3Q02

WORKING CAPITAL MANAGEMENT

As a result of the implementation of strategies to improve the company's management of working capital, the rotation of inventory plus accounts receivable and the inventory rotation have shown a marked improvement over the past few quarters. It should be noted that despite Geo's larger volumes compared to its competitors, these indicators are industry-leading.


INVENTORY + ACCOUNTS RECEIVABLE TURNOVER
342
304
318
314
309
360
340
320
300
280
260
240
220
200
3Q01
4Q01
1Q02
2Q02
3Q02


INVENTORY TURNOVER
185
164
149
139
133
200
180
160
140
120
100
80
60
40
20
-
3Q01
4Q01
1Q02
2Q02
3Q02

COLLECTION AND ACCOUNTS RECEIVABLE

The accounts receivable to sales ratio showed an increase of 1.9% percentage points versus the 3Q2001. However, the ratio presented a slight improvement over the second quarter of the year.


ACCOUNTS RECEIVABLE TO SALES
55.9%
50.3%
56.9%
57.9%
57.8%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
3Q01
4Q01
1Q02
2Q02
3Q02




Casas GEO

INVENTORIES AND LAND BANK

As a result of the "Land Outsourcing" and "Factory of Houses" strategies designed by the company to diminish working capital needs, the level of inventories of the third quarter presented a decrease of $-386.6 million compared to the 3Q2001. The composition of inventories as of September 30 was the following:

	3Q01	3Q02	Change	%
Promotions in process	977.2	570.3	406.9	-41.6%
Materials	202.0	197.5	4.5	-2.2%
Land Inventory	610.6	635.4	-24.8	4.1%
INVENTORIES	**1,789.9**	**1,403.3**	**-386.6**	**-21.6%**

A strategic objective of management is to maintain a minimum of two years of production available in land bank, through different schemes of acquisition and insurance of land. In this way, the company looks to diminish working capital needs and land ownership risk.

As of September 2002, land bank of homes to be developed and collected, reached a total of 81,460 affordable entry-level units or the equivalent of 896.1 hectares, as a consequence of the combination of Geo owned land, options agreements and the "Land Outsourcing" scheme. Geo controls land bank worth three years of production with a low financial cost and a limited ownership risk.

LAND BANK - 3Q2002

10,203
Owned
Land Outsourcing
Optioned
22,964
48,293

OPERATING FREE CASH FLOW

Operating Free Cash Flow generation in the third quarter was US $23.3 million, an improvement of US$25.7 million compared to the US$-2.4 million generated in the third quarter of last year.

Operating Free Cash Flow for the period of January-September 2002, presented an decrease of US $-0.6 million, having passed from US $-12.9 million in the period Jan-Sep of 2001 to US $-13.5 million in this year.


OPERATING FREE CASH FLOW US$
Quarter over Quarter
0.0
-5.0
-10.0
-15.0
-20.0
-25.0
-30.0
-35.0
-40.0
-36.8
-13.5
Jun-02
Sep-02


OPERATING FREE CASH FLOW US$
Accumulated Jan - Sep
-1.0
-3.0
-5.0
-7.0
-9.0
-11.0
-13.0
-15.0
-12.9
-13.5
Sep-01
Sep-02




Casas GEO

The next table shows the Operating Free Cash Flow statement for the accumulated period of January-September of 2002 versus the same period in 2001:

Free Operating Cash Flow	JAN SEP '01	JAN SEP '02	CHANGE	JAN SEP '01	JAN SEP '02	CHANGE
Year on Year Basis	(Millions of pesos as of September 30, 2002)			(Millions of US dollars)		
SOURCES						
EBITDA	725.9	793.1	67.2	72.7	77.5	4.8
Interest Income	28.1	19.0	-9.2	2.8	1.9	-1.0
TOTAL SOURCES	754.0	812.0	58.0	75.6	79.4	3.8
USES						
Interest Expenses	-396.5	-334.5	61.9	-39.7	-32.7	7.0
Working Capital	-337.1	-569.8	-232.7	-33.8	-55.7	-21.9
Inventory	-139.0	100.9	240.0	-13.9	9.9	23.8
Capex	3.9	-79.2	-83.1	0.4	-7.7	-8.1
Other	-69.3	-74.9	-5.6	-6.9	-7.3	-0.4
FX	19.7	-1.7	-21.4	2.0	-0.2	-2.1
Inflation Adj.	35.0	9.2	-25.8	3.5	0.9	-2.6
Taxes	0.0	0.0	0.0	0.0	0.0	0.0
TOTAL USES	-883.2	-949.9	-66.7	-88.5	-92.9	-4.4
TOTAL FREE CASH FLOW	**-129.2**	**-137.9**	**-8.7**	**-12.9**	**-13.5**	**-0.5**

The next table shows the Operating Free Cash Flow statement for the 3Q2002 versus 3Q2001:

Free Operating Cash Flow	3Q '01	3Q '02	CHANGE	3Q '01	3Q '02	CHANGE
Quarter over Quarter Basis	(Millions of pesos as of September 30, 2002)			(Millions of US dollars)		
SOURCES						
EBITDA	283.6	301.0	17.3	26.9	28.7	1.9
Interest Income	7.1	5.2	-1.9	0.6	0.5	-0.1
TOTAL SOURCES	290.8	306.2	15.4	27.5	29.2	1.7
USES						
Interest Expenses	-122.5	-116.1	6.4	-11.3	-11.0	0.3
Working Capital	-221.6	117.0	203.0	-21.8	12.4	20.9
Inventory	29.2	5.0	-24.2	3.5	0.4	-3.2
Capex	8.8	-39.6	-48.4	0.9	-3.8	-4.7
Other	-17.6	-45.9	-28.3	-1.6	-4.4	-2.9
FX	-7.7	-4.9	2.9	-0.9	-0.5	0.4
Inflation Adj.	12.5	6.5	-6.0	1.2	0.6	-0.5
Taxes	0.0	0.0	0.0	0.0	0.0	0.0
TOTAL USES	-318.9	-77.8	241.1	-30.0	-6.4	23.6
TOTAL FREE CASH FLOW	**-28.2**	**228.4**	**256.5**	**-2.5**	**22.8**	**25.3**

NET DEBT AND FINANCIAL LIABILITIES STRUCTURE

During the quarter, Net debt presented a decrease of -3.4% or $-67.0 million pesos, reaching a level of $1,889.3 million pesos compared to the $1,956.4 million at the end of 3Q2001.

As consequence of the reclassification to short-term debt of $300 million pesos of the Medium Term Notes that the company issued in June 2000, the company's debt profile was modified to 69.2% short-term and 30.8% long-term financial liabilities. However, the Dollar Exposure of Geo's debt as of September only represented 1.9% of the total debt of the company, while Interest Coverage improved from 1.8 in the 3Q2001 to 2.4 in the 3Q2002, thus reducing the debt risk profile in a significant way.





In addition, the company has more than $3,435.8 million pesos in lines of credit that are available and not used as a combination of the diverse financial instruments available to Geo.

From the $3,435.8 million pesos in lines of credit that are available and not used $2,314.0 million correspond to available lines of credit under the bridge loan financing while the remaining $1,121.8 million is composed of credits for land purchasing, direct credits, commercial paper, euro commercial paper, the medium-term notes program and leasing. This availability in lines of credit ensures enough working capital for the company to build more than 24,600 houses.

Its important to notice that according to the company's financial strategy to diversify financial instruments and to maintain presence in the international debt markets, during the quarter Geo established a program of Euro commercial Paper with Standard Bank London up to US $70 million to be used at the convenience of the company.

Some of the important debt indicators as of September 2002 are:

DEBT INDICATORS	3Q01	3Q02	Change	
			Amount	%
Net Debt	1,956.4	1,889.3	(67.0)	-3.4%
Net Debt to Capitalization Ratio	44.4%	42.4%	-2.0%	-4.5%
Net Debt to Capitalization Ratio without def. tax	38.0%	35.4%	-2.6%	-6.9%
Short-term debt to Total debt	68.3%	69.2%	0.9%	1.4%
Long-term debt to Total debt	31.7%	30.8%	-0.9%	-3.0%
U.S. Dollar debt to Total debt	21.7%	1.9%	-19.8%	-91.3%
Pesos debt to Total debt	78.3%	98.1%	19.8%	25.3%
Liquidity (CA / CL)	2.25	2.14	(0.1)	-5.2%
Acid Test (CA - Inv / CL)	1.55	1.59	0.0	2.3%

Composition and average cost of debt per financial instrument during the third quarter of the year, without considering banking commissions, issuance expenses and FOVI and INFONAVIT mortgage calls, was as follows:

TOTAL FINANCIAL LIABILITIES	3Q02		Average	Average
	Amount	Total %	Cost	Rates
Bridge Loans TIIE	1,094.3	45.5%	TIIE + 2.3	11.0%
Bridge Loans UDIS	8.0	0.3%	UDIS + 10.6	14.7%
Direct Loans	177.5	7.4%	TIIE + 3.0	11.3%
Comercial paper	75.5	3.1%	TIIE + 2.25	10.6%
Leasing	5.8	0.2%	TIIE + 1.5	9.6%
Medium Term Notes in Pesos P001	300.0	12.5%	CETES + 4	11.1%
Medium Term Notes in Pesos P002 & P003	700.0	29.1%	TIIE + 3.0	11.1%
Eurobond	0.0	0.0%	10.0%	10.0%
Others	45.7	1.9%	9.1%	9.1%
AVERAGE COST OF DEBT	2,406.8	100.0%	11.0%	

It is important to mention that 45.8% of company's debt is under the "Bridge Loan" financing vehicle. Due to its nature, the bridge loan should be considered as working capital, because of the low risk that it represents for the company: building execution and collection of the project.

The maturity of a bridge loan is always longer than the expected period of time needed to finish and collect the project. The guarantee of each bridge loan is the physical project that it is financing, and the company signs a new loan for every single project. In addition, the company's liabilities in the 66 active bridge loans are covered 2.7 times by the accounts receivable.





3. - LABOR AND MANAGEMENT

As of September 30 of 2002, Corporación GEO had 7,384 eventual workers (labor), representing 14.0% more than in the 3Q2001. In addition, the number of non-unionized administrative and fixed personnel was 3,222 representing a reduction of -2.9% in comparison to September 2001. These adjustments are part of the restructure program initiated in September 2000 to reduce redundancy and improve efficiencies.

4. – SHARE REPURCHASE PROGRAM

As of October 2001, the Board of Directors of the Company decided to initiate operations in the stock buyback fund, with the primary objective of supporting the liquidity of the shares and assuring smooth inflows and outflows for investors. Since that time, 3,861,400 shares have been bought and 2,791,100 have been sold through the share repurchase program, thus contributing to the stock's liquidity and enabling the entrance of new investors to Geo.

During the third quarter of 2002, 400,000 shares were purchased through the buyback program, while 739,100 shares were sold, leaving a balance of 1,070,300 shares in the fund as of September 30, 2002.

5. - ISSUANCE OF SHARES FOR EMPLOYEE OWNERSHIP PROGRAM

On Sept. 30, 2002, 2,954,283 Series B shares of Corporación Geo stock were issued with the objective of fulfilling the terms of the Employee Stock Ownership Plan approved by the General Shareholder's Meeting of March 31, 1997, and confirmed by the General Shareholder's Meeting of April 27, 2001.

Of the 10,600,000 shares approved by the General Shareholders Meeting in 2001, only 2,954,283 shares were issued for employees at this time. These shares have a vesting schedule of three years, with partial liberations at the end of each year.

It is important to remember that in the General Shareholders Meeting of 1997, the Employee Stock Ownership Plan was approved to include up to 5,000,000 shares, of which 3,600,000 were emitted under a 5-year term, which just ended on July 4, 2002.

6.- THE MEXICAN STOCK EXCHANGE (BMV) GRANTS GEO LIQUIDITY AWARD

On last August 23 the Mexican Stock Exchange granted Geo the "Liquidity Award 2001-2002" as a consequence of the high liquidity levels reached during the last twelve months.

Corporación Geo won the merits of this award as a result of the remarkable improvement in its shares' liquidity levels, along with the fulfillment of timing compliance and other requirements with the Mexican Stock Exchange.

"As a matter of fact, the exchange sets forth four groups of liquidity; high, medium, low, and minimum. At Geo, we are very proud to belong to the exclusive high liquidity group." commented Miguel Gómez Mont, Corporación Geo's CEO.

The liquidity of Corporación Geo's shares relative to 2001 has improved by 65% according to the average number of shares traded, and by more than 300% according to the daily average volume traded. Year to date, the daily average volume traded has exceeded US 850,000.

The boost in the liquidity of Corporación Geo's shares has been partially driven by the ongoing commitment to communicating with investors. This commitment has won Corporación Geo several awards. Among others, recently received awards by Corporación Geo are as follows:





- Bronze Medal for "2001 Annual Report: Best Front Page" granted by The International ARC Awards 2002, USA.
- Bronze Medal for "2001 Annual Report: Best Interior Design and Theme Development" granted by The International ARC Awards 2002, USA.
- Nomination to "Best Debt Investor Relations in Latin America", granted by the Investor Relations Magazine Awards 2001, USA.
- "POP+ Best Investor Relations WebSite in Mexico in 2001 according to the Capital Markets", granted by the Latin Finance Magazine and MZ Consult, Brazil.

7.- GEO RECEIVES SECOND HIGHEST CORPORATE GOVERNANCE RATING IN LATIN AMERICA

On September 23, Corporación Geo received the second highest rating in the category of Corporate Governance, according to a study by the firm Management & Excellence. Geo received a B+aa rating, second only to cement producer Cemex.

This was the first time that Management & Excellence, a firm that specializes in the measurement of concepts such as risk, corporate governance and corporate responsibility, has carried out a survey in Latin America to evaluate the level of business ethics among the largest and most competitive companies in the region.

Luis Orvañanos, President of Corporación Geo, said, "In today's market, after the corporate crisis in the US, it is even more fundamental to manage financial information in a transparent manner, as well as to maintain an ethical responsibility towards one's investors so that they may make the best decisions regarding their investments. In Geo, we are honoured to be named the second best company in Latin America in terms of Corporate Governance and Business Ethics."

M & E's final survey report states, "Corporación Geo received a superior rating due to the fact that it has instituted a solid policy of ethical practice at all levels: in its accounting practices, in how it treats its employees, communicates with investors, includes value added services in its housing developments such as schools, and acts as sponsor of charitable projects. This positive ethic reduces even further the risk of the company."

Some of the most notable characteristics of Geo's Corporate Governance are:

- 45% of the members of the Board of Directors are truly external Directors.
- There are no family relationships among titular members of the Board of Directors, Executive Officers, and Corporate Directors.
- The Audit Committee, Compensation Committee, and Finance Committees are chaired by external Directors.
- Full implementation of the code of Best Corporate Practices of the CNBV and BMV.
- Over 30% of the employees are shareholders of the company.
- Only one series of shares: One share, One Vote.
- Free float of 65%
- The first Mexican company to introduce "Tag-Along Rights" in its by-laws.

8.- CASAS GEO RECEIVES HIGHEST HONORS FROM PRESIDENT FOX IN NATIONAL HOUSING AWARDS

On October 8, Corporación Geo received the highest honors from President Vicente Fox during the 2002 National Housing Awards, winning 6 of the 7 categories, being the only company to win in more than one category.




Casas GEO

Luis Orvañanos, Chairman of the company, commented that "upon receiving this honor for the second year in a row, Geo is reaffirmed in its strong commitment to its clients. This honor grows out of our unwavering focus on the client, utilizing our 30 years of experience in the industry, which is reflected in a people-oriented product, with aesthetic integrity and designed to meet the needs of thousands of families."

The 2002 National Housing Award was organized by the National Housing Council and takes into account the entire supply of housing during the year, including housing financed by INFONAVIT, the National Mortgage Bank (Sociedad Hipotecaria Federal), FOVISSSTE, as well as the middle-income segment. The winning Geo housing developments were the following:

- Arboleda Chipitlán I in Morelos, National Housing Award for Liveability;
- El Roble en Querétaro, the only Honorable Mention in the category of Liveability;
- Cuidad Placido Domingo in Guerrero, the only Honorable Mention in the Ecotechnology category;
- Valle de Chapultepec I, II, III, IV, V y VI in Baja California Norte, National Housing Award in the category of Installations for People with Disabilities;
- Cuidad Plácido Domingo in Guerrero, National Housing Award in the category of Best Project Execution.
- Corporación Geo won the overall National Housing Award in the category of Social Production of Housing.

The determination of the winning developments was based on direct surveys taken of the inhabitants, and technical criteria evaluated by the expert panel, made up of members of AMSOFOL, CONAFOVI, FONAHPO, IMCYC, INFONAVIT, ISSSTE, PROFECO and SEDESOL.

Carlos García Vélez, Vice President of Design and Architecture of Corporación Geo, added: "For Geo, it is a great honor that our efforts to design and build the highest quality housing have been recognized, and also that they are accompanied by a high level of service for our customers. This recognition will inspire us to redouble our commitment to keep using our experience to transform land into spaces of dignified and secure housing, thus contributing to the well-being of our clients and our nation."



Luis Orvañanos
Chairman of the Board

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact and Additional Information:

Iván Vela
Director of Finance and Equity Markets
Corporación GEO
Ph. +(52) 55-5480-5071
Fax. +(52) 55-5554-6064
ivela@casasgeo.com
www.casasgeo.com




Casas GEO

CORPORACION GEO, S.A. DE C.V.
CONSOLIDATED 3Q2002 INCOME STATEMENT
THOUSANDS OF PESOS AS OF SEPTEMBER 30, 2002

	3Q2001		3Q2002		Variation	
Homes Sold	6,342		6,885		543	8.6%
	$	%	$	%	$	%
Revenues	1,308,657	100.0%	1,412,540	100.0%	103,883	7.9%
Cost of Goods Sold	965,720	73.8%	1,047,434	74.2%	81,714	8.5%
Gross Profit	342,937	26.2%	365,106	25.8%	22,169	6.5%
SG&A	142,876	10.9%	147,376	10.4%	4,500	3.1%
Operating Profit	200,061	15.3%	217,730	15.4%	17,669	8.8%
EBITDA	283,647	21.7%	306,553	21.7%	22,906	8.1%
Integral Cost of Financing						
Financial Products	(7,136)	-0.5%	(5,230)	-0.4%	1,906	-26.7%
Financial Expenses	43,717	3.3%	40,550	2.9%	(3,167)	-7.2%
Foreign Exchange Loss (Gain)	7,751	0.6%	4,894	0.3%	(2,857)	-36.9%
Monetary Loss (Gain)	10,743	0.8%	8,609	0.6%	(2,134)	-19.9%
	55,075	4.2%	48,823	3.5%	(6,252)	-11.4%
Other Net Expenses	11,699	0.9%	6,577	0.5%	(5,122)	-43.8%
Earnings from Continued Op. Before Taxes	133,287	10.2%	162,330	11.5%	29,043	21.8%
Provisions						
Income Taxes	(21,667)	-1.7%	19,794	1.4%	41,461	-191.4%
Deferred Taxes	56,205	4.3%	33,886	2.4%	(22,319)	-39.7%
Profit Sharing	3,328	0.3%	0	0.0%	(3,328)	-100.0%
Earnings from Continued Operations	95,421	7.3%	108,650	7.7%	13,229	13.9%
Earnings (Loss) from Discontinued Operations	(71)	0.0%	0	0.0%	71	-100.0%
Net Profit (loss) before Minoritary Interest	95,350	7.3%	108,650	7.7%	13,300	13.9%
Minoritary Interest	327	0.0%	(229)	0.0%	(556)	-169.9%
Net Profit (loss)	95,023	7.3%	108,880	7.7%	13,857	14.6%




Casas GEO

CORPORACION GEO, S.A. DE C.V.
CONSOLIDATED AND ACCUMULATED JAN-SEP INCOME STATEMENT
THOUSANDS OF PESOS AS OF SEPTEMBER 30, 2002

	Jan-Sep 01		Jan-Sep 02		Variation	
Homes Sold	16,335		17,705		1,370	8.4%
	$	%	$	%	$	%
Revenues	3,428,029	100.0%	3,726,363	100.0%	298,334	8.7%
Cost of Goods Sold	2,543,253	74.2%	2,766,931	74.3%	223,678	8.8%
Gross Profit	884,774	25.8%	959,432	25.7%	74,658	8.4%
SG&A	398,649	11.6%	412,852	11.1%	14,203	3.6%
Operating Profit	486,124	14.2%	546,580	14.7%	60,456	12.4%
EBITDA	725,882	21.2%	793,067	21.3%	67,185	9.3%
Integral Cost of Financing						
Financial Products	(28,143)	-0.8%	(18,967)	-0.5%	9,176	-32.6%
Financial Expenses	150,424	4.4%	118,325	3.2%	(32,099)	-21.3%
Foreign Exchange Loss (Gain)	(19,727)	-0.6%	1,705	0.0%	21,432	-108.6%
Monetary Loss (Gain)	48,951	1.4%	41,142	1.1%	(7,809)	-16.0%
	151,506	4.4%	142,205	3.8%	(9,301)	-6.1%
Other Net Expenses	53,950	1.6%	18,710	0.5%	(35,240)	-65.3%
Earnings from Continued Op. Before Taxes	280,669	8.2%	385,665	10.3%	104,996	37.4%
Provisions						
Income Taxes	0	0.0%	34,543	0.9%	34,543	#¡DIV/0!
Deferred Taxes	76,340	2.2%	97,764	2.6%	21,424	28.1%
Profit Sharing	3,651	0.1%	4	0.0%	(3,647)	-99.9%
Earnings from Continued Operations	200,678	5.9%	253,354	6.8%	52,676	26.2%
Earnings (Loss) from Discontinued Operations	(11,341)	-0.3%	0	0.0%	11,341	-100.0%
Net Profit (loss) before Minoritary Interest	189,337	5.5%	253,354	6.8%	64,017	33.8%
Minoritary Interest	(5,254)	-0.2%	(664)	0.0%	4,590	-87.4%
Net Profit (loss)	194,593	5.7%	254,018	6.8%	59,425	30.5%





CORPORACION GEO, S.A. DE C.V.
CONSOLIDATED BALANCESHEET
THOUSAND OF PESOS AS OF SEPTEMBER 30, 2002

	Jan-Sep 01	Jan-Sep 02	Variation	
			$	%
ASSETS				
CURENT ASSETS				
Cash and Cash Equivalents	752,036	517,470	-234,566	-31.2%
Account Receivables	2,638,461	2,999,831	361,370	13.7%
Inventories	1,789,846	1,403,242	-386,604	-21.6%
Other Current Assets	535,016	504,638	-30,378	-5.7%
Other Current Assets From Discontinued Subsidiaries	1,937	1,877	-60	-3.1%
Current Assets >	**5,717,296**	**5,427,058**	**-290,238**	**-5.1%**
INVESTMENT IN ASSOCIATES	64,668	108,235	43,567	67.4%
NET PROPERTY, PLANT AND EQUIPMENT	747,561	722,189	-25,372	-3.4%
OTHER ASSETS	66,316	273,630	207,314	312.6%
OTHER ASSETS FROM DISCONTINUED SUBSIDIARIES	0	0	0	#¡DIV/0!
TOTAL ASSETS>	**6,595,841**	**6,531,112**	**-64,729**	**-1.0%**
LIABILITIES AND SHAREHOLDER'S EQUITY				
Bank Liabilities	1,849,540	1,666,299	-183,241	-9.9%
Suppliers	511,905	682,930	171,025	33.4%
Accumulated Taxes and Expenses	161,944	187,343	25,399	15.7%
Income Tax and Profit Sharing	12,298	2,005	-10,293	-83.7%
Other Liabilities from Discontinued Subsidiaries	5	0	-5	-100.0%
Current Liabilities >	**2,535,693**	**2,538,577**	**2,884**	**0.1%**
LONG TERM LIABILITIES	858,870	740,506	-118,364	-13.8%
LAND SUPPLIERS	60,372	8,992	-51,380	-85.1%
Long Term Liabilities >	**919,242**	**749,498**	**-169,744**	**-18.5%**
Non-Deferred Total Liabilities	**3,454,934**	**3,288,075**	**-166,859**	**-4.8%**
Diferred Income Tax	694,597	680,245	-14,352	-2.1%
TOTAL LIABILITIES >	**4,149,531**	**3,968,320**	**-181,211**	**-4.4%**
SHAREHOLDER'S EQUITY				
Common Stock	112,851	114,781	1,930	1.7%
Reinstated Common Stock	264,372	264,404	32	0.0%
Effect of Conversion in Foreign Entities	10,596	25,278	14,682	138.6%
Premium on Shares Suscription	2,269,760	2,270,775	1,015	0.0%
Reserve for Share Repurshase Program	0	212,860	212,860	na
Retained Earnings	2,106,560	2,307,075	200,515	9.5%
Period Result	270,933	351,782	80,849	29.8%
Deficiency in Reintated Capital	-1,928,122	-2,135,761	-207,639	10.8%
Majority Shareholder's Equity	**3,106,950**	**3,411,194**	**304,244**	**9.8%**
Minority Shareholder's Equity	84,149	37,515	-46,634	-55.4%
Minoritary Equity Discontinued Subsidiaries	947	920	-27	-2.8%
Total Non-Deferred Shareolde's Equity	**3,192,046**	**3,449,629**	**257,583**	**8.1%**
Initial Deferred Tax	-573,001	-573,001	0	0.0%
Deferred Tax in Historical Results	-76,340	-97,764	-21,424	28.1%
Deferred Tax in Accumulated Results	-96,393	-216,071	-119,678	124.2%
Total Tax Liabilities	**-745,737**	**-886,836**	**-141,099**	**18.9%**
Total Shareholder's Equity	**2,446,309**	**2,562,793**	**116,484**	**4.8%**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**6,595,840**	**6,531,113**	**-64,727**	**-1.0%**




Casas GEO



CORPORACIÓN GEO, S.A. DE C.V.

TICKER SYMBOLS: BMV: GEOB OTC: CVGFY (ADR Level 1)

QUARTER: FOURTH YEAR: 2002

4Q2002 COMPLEMENT TO MANAGEMENT EARNINGS REPORT

Casas GEO
Para vivir como quieres

(FULLY AUDITED figures in millions of pesos as of December 31, 2002)

4Q2002 HIGHLIGHTS

OPERATING RESULTS 4Q2002
(Compared to 4Q2001)

- ✓ ***HOMES SOLD: 9,407 units (increase of 7.1% compared to 8,780 in the 4Q2001)***
- ✓ ***REVENUES: $1,656.0 (increase of 11.0%)***
- ✓ ***GROSS PROFIT: $451.6 (increase of 13.7%) GROSS MARGIN: 27.3%***
- ✓ ***OPERATING PROFIT: $286.0 (increase of 39.1%) OPERATING MARGIN: 17.3%***
- ✓ ***EBITDA: $364.4 (increase of 25.6%) EBITDA MARGIN: 22.0% EBITDA IN USD: US $34.9***
- ✓ ***NET PROFIT: $106.3 (increase of 7.7%) NET MARGIN: 6.4%***

JANUARY – DECEMBER 2002 ACCUMULATED RESULTS
(Compared to Jan-Dec2001)

- ✓ ***HOMES SOLD: 27,112 units (increase of 8.0% compared to 25,115 in the period Jan-Dec2001)***
- ✓ ***REVENUES: $5,445.3 (increase of 9.4%)***
- ✓ ***GROSS PROFIT: $1,427.2 (increase of 10.0%) GROSS MARGIN: 26.2%***
- ✓ ***OPERATING PROFIT: $841.8 (increase of 20.3%) OPERATING MARGIN: 15.5%***
- ✓ ***EBITDA: $1,170.9 (increase of 13.9%) EBITDA MARGIN: 21.5% EBITDA IN USD: US $112.2***
- ✓ ***NET PROFIT: $364.6 (increase of 22.9%) NET MARGIN: 6.7%***




Casas GEO

FINANCIAL STRUCTURE
(Compared to December 2001)

✓ *CASH AND CASH EQUIVALENTS:*

- *$856.1 million (increase of 18.6% compared to $721.7 million in 2001)*

✓ *ACCOUNTS RECEVABLE TO SALES RATIO:*

- *47.6% (decrease of -2.7 percentage points compared to 50.3% in 2001)*

✓ *ACCOUNTS RECEIVABLE + INVENTORIES TURNOVER:*

- *283 days (decrease of -7.1% compared to 305 days in 2001)*

✓ *NET DEBT:*

- *$1,312.0 million (decrease of -24.7% compared to $1,742.8 million in 2001)*

✓ *DEBT TO CAPITALIZATION BEFORE DEFERRED TAXES:*

- *36.9% (decrease of -5.7 percentage points compared to 42.7% in 2001)*

✓ *OPERATING FREE CASH FLOW:*

- *Operating Free Cash flow of US $48.8 million (improvement of US $37.4 compared to US $11.4 million in 2001*

✓ *RETURN ON EQUITY:*

- *14.5% (increase of 22.9% compared to 11.8% in 2001)*






Casas GEO

1- MD&A OF OPERATING RESULTS 4Q2002

SALES

Sales during the fourth quarter of 2002 classified by mortgage type were distributed as follows:


UNITS SOLD 4Q01
INFONAVIT, FOVI and CHILE
6,478
2,026
276
8,780
INFONAVIT
FOVI
CHILE
TOTAL


UNITS SOLD 4Q02
INFONAVIT and FOVI/FOVISSSTE
6,710
2,697
9,407
INFONAVIT
FOVI/FOVISSSTE
TOTAL

Sales during the period Jan-Dec 2002 classified by mortgage type were as follows:


UNITS SOLD Jan-Dec 01
INFONAVIT, FOVI and CHILE
17,804
6,299
1,012
25,115
INFONAVIT
FOVI
CHILE
TOTAL


UNITS SOLD Jan-Dec 02
INFONAVIT and FOVI/FOVISSSTE
20,768
6,344
27,112
INFONAVIT
FOVI/FOVISSSTE
TOTAL

Below is the sales mix by housing agencies during the fourth quarter and the period Jan-Dec of 2002:


SALES MIX GEO
4Q
24%
76%
29%
71%
4Q01
4Q02
INFONAVIT
FOVI/FOVISSSTE


SALES MIX GEO
Jan-Dec
26%
74%
23%
77%
Jan-Dec 01
Jan-Dec 02
INFONAVIT
FOVI/FOVISSSTE

Distribution of homes sold by price range during the fourth quarter of 2002 was:


SALES MIX BY PRICE RANGE
4Q01
TOTAL SALES 8,504
Lower Affordable 2,322 27.3%
Affordable 5,767 67.8%
Upper Affordable 75 0.9%
Middle Income 340 4.0%


SALES MIX BY PRICE RANGE
4Q02
TOTAL SALES 9,407
Lower Affordable 2,148 22.8%
Affordable 6,428 68.3%
Upper Affordable 694 7.4%
Middle Income 137 1.5%




Casas GEO

Distribution of homes sold by price range during the period Jan-Dec of 2002 was:


SALES MIX BY PRICE RANGE
Jan-Dec 01
TOTAL SALES
24,103
Lower Affordable
3,043 12.6%
Affordable
19,874 82.5%
Upper Affordable
268 1.1%
Middle Income
918 3.8%


SALES MIX BY PRICE RANGE
Jan-Dec 02
TOTAL SALES
27,112
Lower Affordable
7,904 29.1%
Affordable
17,290 63.8%
Upper Affordable
1,323 4.9%
Middle Income
595 2.2%

Geo is the leading company in Middle Income sales in Mexico. 831 houses out of the 9,407 homes sold by Geo during the 4Q2002 were registered in the upper affordable and middle income housing segments, the equivalent to 8.8% of the total sales. During the period Jan-Dec, 1,918 homes out of the 27,112 units were sold in these segments, representing 7.1% of total sales.

The prices for the housing segments are:

- Lower Affordable: homes priced lower than $190,000 pesos.
- Affordable: homes between $190,001 and $325,000 pesos.
- Upper Affordable: homes between $325,001 and $485,000 pesos.
- Middle Income: Homes priced between $485,001 and $1,600,000 pesos.

REVENUES

After having corrected the atypical Revenues seasonality caused by the changes in Administration during year 2000, the quarterly revenues seasonality in 2002 has been almost identical to that presented in the year 2001. In light of this fact, year 2002 quarterly results were very predictable and consistent throughout all the year.

Geo expects revenues seasonality in 2003 to be almost identical to that presented in the year 2002.


SEASONALITY 2001 - 2002
30%
25%
20%
15%
21%
22%
27%
30%

	1Q	2Q	3Q	4Q
2001	21%	22%	27%	30%
2002	21%	22%	27%	30%

In line with the Company's guidance for the quarter and the full year, 4Q2002 Revenues experienced an increase of 11.0% compared to the same period of 2001, reaching $1,656.0 million pesos, while Revenues for the period Jan-Dec of 2002 totaled $5,445.3 million pesos, an increase of 9.4% compared to last year.


REVENUES 4Q
1,750.0
1,500.0
1,250.0
1,000.0
750.0
500.0
250.0
0.0
1,492.4
1,656.0
4Q01
4Q02


REVENUES Jan - Dec
6,000.0
5,000.0
4,000.0
3,000.0
2,000.0
1,000.0
0.0
4,978.5
5,445.3
Ene-Dic 01
Ene-Dic 02





AVERAGE SELLING PRICE

The average home price during the fourth quarter of 2002 was P$226,970, a increase of 3.0% compared to the 4Q2001 and an increase of 1.5% when compared to the 3Q2002. The performance of the average price was due to the effects of the company's diversification in its sales mix.


AVERAGE SELLING PRICE GEO
230,000
220,000
210,000
200,000
190,000
180,000
220,309
223,566
226,970
4Q01
1Q02
2Q02
3Q02
4Q02

MORTGAGE BACKLOG

The Backlog for Mexico is represented by mortgage commitments granted by INFONAVIT, FOVISSSTE and SHF-FOVI for Geo's projects. During the fourth quarter of 2002, -845 mortgages were declined for the purpose of obtaining better conditions in prices. Geo's backlog as of December 2002 was valid for 41,254 units, sufficient for approximately 1.4 years of production, including the signed agreements under the Savings Program GEOFACIL.

		4Q01	4Q02
	Backlog as of September 30	50,015	44,692
(-)	Sales Mexico	-8,504	-9,407
(+)	Mortgages Granted	4,956	6,814
(-)	Mortgages Declined	-230	-845
(+)	GEOFACIL	0	0
	Backlog as of December 31	46,237	41,254

GROSS PROFIT

Gross Profit for the 4Q2002 totaled in $451.6 million pesos, an increase of 13.7% compared to the same period last year. Gross Margin compared to the same period of 2001 registered an increase of 0.7 percentage points, reaching 27.3% coming from 26.6% in the 4Q2001.

Gross Profit in the period Jan-Dec 2002 presented an increase of 10.0%, totaling $1,427.2 million, while Gross Margin presented a increase of 0.2 percentage points, moving from 26.0% in the period Jan-Dec of last year to 26.2% in the period Jan-Dec of 2002.




Casas GEO


GROSS PROFIT 4Q
500.0
450.0
400.0
350.0
300.0
250.0
200.0
28.0%
27.0%
26.0%
25.0%
24.0%
397.1
451.6
26.6%
27.3%
4Q01
4Q02
$
Margin


GROSS PROFIT Jan-Dec
1,600.0
1,400.0
1,200.0
1,000.0
800.0
600.0
400.0
200.0
0.0
27.0%
26.0%
25.0%
1,296.9
1,427.2
26.0%
26.2%
Jan-Dec 01
Jan-Dec 02
$
Margin

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The policy of austerity and personnel restructuring initiated in the 4Q2000 continues to produce good results. SG&A during the fourth quarter of 2002 presented a decrease of -13.5% in real terms, the equivalent to $-25.9 million, in comparison to the 4Q2001, while SG&A in the period Jan-Dec of 2002 totaled $585.4 million a decrease of -1.9% compared to the period Jan-Dec of last year.

The incidence of SG&A expenses to sales over the fourth quarter of the year was 10.0%, moving from 12.8% in the 4Q2001, while it was 10.8% in the period Jan-Dec 2002, down from 12.0% in the same period of 2001.


SG&A EXPENSES 4Q
200.0
180.0
160.0
140.0
120.0
100.0
13.0%
12.0%
11.0%
10.0%
9.0%
191.4
165.6
12.8%
10.0%
4Q01
4Q02
$
Incidence to Sales


SG&A EXPENSES
Jan-Dec
650.0
600.0
550.0
500.0
450.0
400.0
350.0
300.0
13.0%
12.0%
11.0%
10.0%
596.8
585.4
12.0%
10.8%
Jan-Dec 01
Jan-Dec 02
$
Incidence to Sales

OPERATING PROFIT

Operating Profit during the fourth quarter presented an increase of 39.1% compared to the 4Q2001, while Operating Margin presented an increase of 3.5 percentage points moving from 13.8% in the 4Q2001 to 17.3%.

For the full year, Operating Profit presented an increase of 20.3% compared to the last year, while Operating Margin presented an increase of 1.4 percentage points, expanding from 14.1% in the period Jan-Dec of 2001 to 15.5% in 2002.


OPERATING PROFIT
4Q
300.0
250.0
200.0
150.0
100.0
18.0%
17.0%
16.0%
15.0%
14.0%
13.0%
12.0%
205.7
286.0
13.8%
17.3%
4Q01
4Q02
$
Margin


OPERATING PROFIT
Jan-Dec
900.0
800.0
700.0
600.0
500.0
400.0
16.0%
15.0%
14.0%
13.0%
700.1
841.8
14.1%
15.5%
Jan-Dec 01
Jan-Dec 02
$
Margin




Casas GEO

MARGIN COMPARISON VERSUS MAIN COMPETITORS

It should be noted that in accordance with US GAAP and international standards, GEO capitalizes the cost of financing related to production, rather than applying it to the integral cost of financing. Under the same accounting policies used by the public homebuilding companies in Mexico, Corporación GEO has the leading Gross Margins in the industry, despite the fact that Geo's production is almost 70% higher than that of its closest competitors.

Under Mexican GAAP and for peer comparison purposes, Gross Margin for the fourth quarter of 2002 would be 30.9%, while Operating Margin would be 20.9%


MARGINS GEO 4Q2002
27.3%
30.9%
17.3%
20.9%
Gross Margin
Operating Margin
Capitalizing Interest Expenses
Without Capitalizing Interest Expenses


MARGINS GEO Jan-Dec 02
26.2%
30.4%
15.5%
19.7%
Gross Margin
Operating Margin
Capitalizing Interest Expenses
Without Capitalizing Interest Expenses

EBITDA

4Q2002 EBITDA presented an increase of 25.6% compared to the same period last year totaling $364.4 million, while EBITDA Margin presented an increase of 2.6 percentage points moving from 19.4% in the 4Q2001 to 22.0%.

	4Q01	4Q02	Change	%
OPERATING PROFIT	205.7	286.0	80.3	39.1%
Capitalized Interest Expenses	81.2	81.5	0.4	0.5%
Capitalized Repomo	-17.0	-21.3	-4.3	25.2%
Amortization & Depreciation	20.4	18.2	-2.2	-10.6%
EBITDA	290.2	364.4	74.3	25.6%
EBITDA MARGIN	19.4%	22.0%	2.6%	13.2%
EBITDA in US$ millions	29.7	34.9	5.3	17.7%
EBITDA per Share	2.890	3.644	0.755	26.1%


EBITDA 4Q
290.2
364.4
19.4%
22.0%
4Q01
4Q02
$
Margin

According to the full-year guidance, accumulated Jan-Dec 2002 EBITDA presented an increase of 13.9% compared to the same period of last year totaling $1,170.9 million, while EBITDA Margin presented an increase of 0.8 percentage points compared to last year, expanding from 20.7% in 2001 to 21.5% in 2002.

	Jan-Dec 01	Jan-Dec 02	Change	%
OPERATING PROFIT	700.1	841.8	141.8	20.3%
Capitalized Interest Expenses	331.3	301.4	-29.9	-9.0%
Capitalized Repomo	-102.5	-72.5	29.9	-29.2%
Amortization & Depreciation	99.5	100.2	0.7	0.7%
EBITDA	1,028.4	1,170.9	142.5	13.9%
EBITDA MARGIN	20.7%	21.5%	0.8%	4.1%
EBITDA in US$ millions	106.1	112.2	6.1	5.7%
EBITDA per Share	10.241	11.709	1.468	14.3%


EBITDA Jan-Dec
1,028.4
1,170.9
20.7%
21.5%
Ene-Dic 01
Ene-Dic 02
$
Margin




Casas GEO

INTEGRAL COST OF FINANCING

Integral Cost of Financing during the fourth quarter showed a slight increase of 0.6% in comparison to the same period last year.

	4Q01	4Q02	Change	%
Financial Products	-17.3	-12.6	4.7	-27.2%
Financial Expenses	75.2	84.8	9.5	12.7%
Monetary Loss	28.6	14.5	-14.0	-49.2%
Exchange Rate Loss	2.5	2.8	0.3	12.2%
ICF	**89.0**	**89.5**	**0.5**	**0.6%**


INTEGRAL COST OF FINANCING 4Q
89.0
89.5
4Q01
4Q02

For the Jan-Dec period, the Integral Cost of Financing showed a decrease of -3.7% year-over-year. However, Financial expenses decreased by -10.1% compared to the same period of 2001 due to a better mix of financial liabilities and lower interest rates.

	Jan-Dec 01	Jan-Dec 02	Change	%
Financial Products	-45.9	-31.9	14.0	-30.6%
Financial Expenses	228.2	205.1	-23.1	-10.1%
Monetary Loss	78.4	56.4	-22.0	-28.1%
Exchange Rate Loss	-17.5	4.6	22.1	-126.1%
ICF	**243.1**	**234.1**	**(8.9)**	**-3.7%**


INTEGRAL COST OF FINANCING Jan-Dec
243.1
234.1
Jan-Dec 01
Jan-Dec 02

NET PROFIT

Net Profit during the 4Q2002 compared to last year observed an increase of 7.7%, moving from $98.8 million in the 4Q2001 to $106.3 million in this term. Net Margin for the fourth quarter of 2002 presented a decrease of -0.2 percentage points in comparison to the 4Q2001 moving from 6.6% to 6.4%, due mainly to a $19.1 million peso charge included in the minority interest during the quarter.

	4Q01	4Q02	Change	%
Earnings before Taxes	**160.0**	**202.6**	**-42.6**	**26.6%**
Income Tx & PTU	61.9	77.1	-15.2	24.6%
Continued Operations	98.1	125.4	-27.3	27.8%
Discontinued Op.	0.0	0.0	0.0	-100.0%
Minority Interest	-0.6	19.1	-19.7	-3131.0%
NET PROFIT	**98.8**	**106.3**	**-7.6**	**7.7%**


NET PROFIT 4Q
98.8
106.3
6.6%
6.4%
4Q01
4Q02
$
Margin

Net Profit during the period Jan-Dec 2002 compared to last year observed an important increase of 22.9%, moving from $296.7 million in the period Jan-Dec of 2001 to $364.6 million in 2002, while Net Margin presented an increase of 0.7 percentage points in comparison to the same period of 2001 moving from 6.0% to 6.7%.




Casas GEO

	Jan-Dec 01	Jan-Dec 02	Change	%
Earnings before Taxes	**445.4**	**594.7**	**-149.3**	33.5%
Income Tx & PTU	143.3	211.7	-68.4	47.8%
Continued Operations	302.2	383.1	-80.9	26.8%
Discontinued Op.	-11.5	0.0	-11.5	-100.0%
Minority Interest	-6.0	18.4	-24.4	-408.4%
NET PROFIT	**296.7**	**364.6**	**-68.0**	**22.9%**


NET PROFIT Jan-Dec
400.0
350.0
300.0
250.0
200.0
150.0
100.0
8.0%
6.0%
4.0%
296.7
364.6
6.0%
6.7%
Jan-Dec 01
Jan-Dec 02
$
Margin

EARNINGS PER SHARE

* Under Mexican Accounting Principles.

EPS for the fourth quarter of the year 2002 and the twelve-months accumulated EPS were as follows:

PERIOD	4Q01	4Q02	Change	
			EPS	%
Fourth Quarter 2002	**0.984**	**1.063**	**0.080**	**8.1%**
Accumulated 12 months (Dec 01 - Dec 02)	**2.954**	**3.511**	**0.557**	**18.8%**




Casas GEO

2- MD&A OF FINANCIAL STRUCTURE AS OF DECEMBER 2002:

CASH & CASH EQUIVALENTS

The Cash balance of the company at the end of the fourth quarter of the year presented an increase of 18.6% compared to 2001, going from $721.7 million to $856.1 million pesos in 2002 setting an historical high in the company's history.

It is important to note that the level of cash registered at the end of the fourth quarter of 2001 was extraordinary because of the $95 million pesos that the Company held in cash to pay down the last part of its eurobond. Without considering this effect, the Cash level would be up 36.6% compared to last year.


CASH & CASH EQUIVALENTS
900.0
800.0
700.0
600.0
500.0
400.0
300.0
721.7
856.1
Dec-01
Dec-02

COLLECTIONS AND ACCOUNTS RECEIVABLE

Accounts Receivable to Sales ratio closed at 47.6%, setting a historical best with a decrease of -2.7 percentage points versus the 4Q2001, thus exceeding the Management objective of reaching an Accounts Receivable to Sales ratio of 50% to 55% for the year.

When compared to the 3Q2002, the ratio presented a strong improvement of 10.2% percentage points moving from 57.8% to 47.6%.


ACCOUNTS RECEIVABLE TO SALES
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
50.3%
56.9%
57.9%
57.8%
47.6%
4Q01
1Q02
2Q02
3Q02
4Q02

WORKING CAPITAL MANAGEMENT

As a result of the implementation of strategies to improve the Company's management of Working Capital, the rotation of Inventory plus Accounts Receivable and the Inventory turnover have shown a solid improvement over the past few quarters and have set historical best during this quarter. It should be noted that despite Geo's larger volumes compared to its competitors, these indicators are industry-leading.


INVENTORY + ACCOUNTS RECEIVABLE TURNOVER
(days)
340
320
300
280
260
240
220
200
305
318
314
309
283
4Q01
1Q02
2Q02
3Q02
4Q02


INVENTORY TURNOVER
(days)
180
160
140
120
100
80
60
40
20
164
149
139
133
148
4Q01
1Q02
2Q02
3Q02
4Q02




Casas GEO

INVENTORIES AND LAND BANK

As a result of the "Land Outsourcing" and "Factory of Houses" strategies designed by the company to diminish Working Capital needs, the level of Inventories of the fourth quarter presented a decrease of $-23.3 million compared to the 4Q2001. The composition of Inventories as of December 31 was the following:

	Dec-01	Dec-02	Change	%
Promotions in process	789.2	598.4	190.8	-24.2%
Materials	174.7	202.6	-27.9	16.0%
Land Inventory	691.8	831.5	-139.7	20.2%
INVENTORIES	**1,655.7**	**1,632.5**	**-23.2**	**-1.4%**

A strategic objective of management is to maintain a minimum of two years of production available in land bank, through different schemes of acquisition and insurance of land. In this way, the company looks to diminish working capital needs and land ownership risk.

As of December 2002, land bank of homes to be developed and collected, reached a total of 85,085 affordable entry-level units or the equivalent of 935.9 hectares, as a consequence of the combination of Geo-owned land, options agreements and the "Land Outsourcing" scheme representing potential future Revenues of $20,190.7 millions pesos. Geo controls land bank worth three years of production with a low financial cost and a limited ownership risk.


LAND BANK - 4Q2002
14,716
Owned
Land Outsourcing
Optioned
18,665
51,704

OPERATING FREE CASH FLOW

The Free Operating Cash Flow generation presented a strong improvement of US $37.4 million over last year, having passed from US $11.4 million in 2001 to US $48.8 million in this year, thus surpassing the Company's objective of reaching a neutral-to-US $10 million positive Operating Free Cash Flow during the year.

Operating Free Cash Flow generation in the fourth quarter was US $62.3 million an important increase compared to the US$24.3 million generated in the fourth quarter of last year.


OPERATING FREE CASH FLOW US$
Quarter over Quarter
60.0
50.0
40.0
30.0
20.0
10.0
0.0
-10.0
-20.0
48.8
-13.5
Sep-02
Dec-02


OPERATING FREE CASH FLOW US$
Accumulated Jan - Dec
60.0
50.0
40.0
30.0
20.0
10.0
0.0
48.8
11.4
Dec-01
Dec-02




Casas GEO

The next table shows the Operating Free Cash Flow statement for the accumulated period of January-December of 2002 versus the same period in 2001:

Free Operating Cash Flow Year on Year Comparison	Jan-Dec 01	Jan-Dec 02	Change	%	Jan-Dec 01	Jan-Dec 02	Change	%
	(in millions of pesos as of December 31, 2002)				(in millions of US Dollars)			
SOURCES								
EBITDA	1,028.4	1,170.9	142.5	13.9%	106.1	112.2	6.1	5.7%
Interest Income	45.9	31.9	-14.0	-30.6%	4.7	3.1	-1.7	-35.5%
TOTAL SOURCES	1,074.3	1,202.8	128.5	12.0%	110.8	115.2	4.4	3.9%
USES								
Interest Expenses	-559.5	-506.5	53.0	-9.5%	-57.7	-48.5	9.2	-16.0%
Working Capital	-188.9	45.8	234.7	-124.2%	-19.5	4.4	23.9	-122.5%
Inventory	-7.0	-128.6	-121.6	1736.9%	-0.7	-12.3	-11.6	1605.4%
Capex	-0.3	-150.2	-149.9	53203.5%	-0.0	-14.4	-14.4	49388.6%
Other	-10.0	-92.2	-82.3	826.2%	-1.0	-8.8	-7.8	759.9%
FX	17.5	-4.6	-22.1	-126.1%	1.8	-0.4	-2.2	-124.2%
Inflation Adj.	24.1	16.2	-8.0	-32.9%	2.5	1.6	-0.9	-37.7%
Taxes	0.0	0.0	0.0	0.0%	0.0	0.0	0.0	0.0%
Recoverable Credit Rights	-240.2	126.5	366.7	-152.7%	-24.8	12.1	36.9	-148.9%
TOTAL USES	-964.2	-693.5	270.7	-28.1%	-99.5	-66.4	33.0	-33.2%
FREE OPERATING CASH FLOW	**110.1**	**509.3**	**399.2**	**362.4%**	**11.4**	**48.8**	**37.4**	**329.3%**

The next table shows the Operating Free Cash Flow statement for the 4Q2002 versus 4Q2001:

Free Operating Cash Flow Quarter over Quarter Comparison	4Q '01	4Q '02	Change	%	4Q '01	4Q '02	Change	%
	(in millions of pesos as of December 31, 2002)				(in millions of US Dollars)			
SOURCES								
EBITDA	290.2	364.4	74.3	25.6%	33.4	34.6	1.3	3.8%
Interest Income	17.3	12.6	-4.7	-27.3%	1.9	1.2	-0.7	-37.5%
TOTAL SOURCES	307.5	377.0	69.5	22.6%	35.3	35.8	0.6	1.6%
USES								
Interest Expenses	-156.4	-166.3	-10.0	6.4%	-18.0	-15.8	2.2	-12.1%
Working Capital	153.9	726.5	572.6	372.0%	14.3	69.8	55.5	388.6%
Inventory	134.4	-231.2	-365.6	-272.0%	13.2	-22.2	-35.4	-267.9%
Capex	-4.2	-69.6	-65.4	1545.2%	-0.4	-6.6	-6.2	1488.0%
Other	60.5	-16.1	-76.6	-126.6%	5.9	-1.5	-7.4	-125.6%
FX	-2.5	-2.8	-0.3	12.1%	-0.2	-0.3	-0.1	61.3%
Inflation Adj.	-11.5	6.8	18.3	-159.2%	-1.0	0.6	1.7	-163.6%
Taxes	0.0	0.0	0.0	0.0%	0.0	0.0	0.0	0.0%
Recoverable Credit Rights	-240.2	25.2	265.4	-110.5%	-24.8	2.4	27.2	-109.6%
TOTAL USES	-66.0	272.5	338.5	-512.8%	-11.0	26.4	37.4	-340.7%
FREE OPERATING CASH FLOW	**241.5**	**649.5**	**408.0**	**168.9%**	**24.3**	**62.3**	**38.0**	**156.1%**

NET DEBT AND FINANCIAL LIABILITIES STRUCTURE

In accordance with the Management objective of diminishing debt, in 2002 Net debt presented an important decrease of -24.7% or $-430.8 million pesos, reaching a level of $1,312.0 million pesos compared to the $1,742.8 million at the end of 4Q2001. In the same manner, Total Financial Liabilities presented decrease of -12.0% compared to the 4Q2001 standing at $ 2,168 million pesos.

As consequence of the reclassification to short-term debt of $300 million pesos of the Medium Term Notes that the Company issued in June 2000 which matures in August 2003, the Company's debt profile was modified to 65.9% short-term and 34.1% long-term financial liabilities. The Company expects to refinance in the local Markets its $300 million pesos maturing in August in the following months.




Casas GEO

The Dollar Exposure of Geo's Debt as of December only represented 4.0% of the total Debt of the Company, while Interest Coverage improved from 1.8 in the 4Q2001 to 2.3 in the 4Q2002, thus reducing the debt risk profile in a significant way.

In addition, the Company has more than $3,995.1 million pesos in lines of credit that are available and not used as a combination of the diverse financial instruments available to Geo. From the $3,995.1 million pesos in lines of credit that are available and not used $2,690.3 million correspond to available lines of credit under the bridge loan financing vehicle while the remaining $1,304.8 million is composed of credits for land purchasing, direct credits, commercial paper, euro commercial paper, the medium-term notes program and leasing. This availability in lines of credit ensures enough working capital for the company to build more than 25,600 houses.

Some of the important debt indicators as of December 2002 are:

DEBT INDICATORS	Dec-01	Dec-02	Change	
			Amount	%
Net Debt	1,742.8	1,312.0	(430.8)	-24.7%
Net Debt to Capitalization Ratio	41.0%	32.7%	-8.2	-20.0%
Net Debt to Capitalization Ratio without def. tax	34.5%	26.1%	-8.3	-24.2%
Short-term debt to Total debt	62.5%	65.9%	3.4	5.4%
Long-term debt to Total debt	37.5%	34.1%	-3.4	-9.0%
U.S. Dollar debt to Total debt	10.8%	4.0%	-6.8	-62.9%
Pesos debt to Total debt	89.2%	96.0%	6.8	7.6%
Liquidity (CA / CL)	2.27	2.19	(0.1)	-3.3%
Acid Test (CA - Inv / CL)	1.53	1.51	(0.0)	-1.1%

Composition and average cost of debt per financial instrument during the fourth quarter of the year, without considering banking commissions, issuance expenses and FOVI and INFONAVIT mortgage calls, was as follows:

TOTAL FINANCIAL LIABILITIES	Dec-02		Average Cost	Average Rates
	Amount	Total %		
Bridge Loans TIIE	876.6	40.5%	TIIE + 2.3	11.4%
Bridge Loans UDIS	16.9	0.8%	UDIS + 8.5	14.9%
Direct Loans	135.4	6.3%	TIIE + 3.0	11.7%
Local Commercial Paper	46.4	2.1%	TIIE + 2.25	10.7%
Leasing	3.9	0.2%	TIIE + 1.5	9.9%
Medium Term Notes in Pesos P001	300.0	13.9%	CETES + 4	11.8%
Medium Term Notes in Pesos P002 & P003	700.0	32.3%	TIIE + 3.0	11.4%
Eurocommercial Paper	41.8	1.9%	7.0%	7.0%
Others	45.0	2.1%	9.1%	9.1%
AVERAGE COST OF DEBT	2,166.0	100.0%	11.4%	

It is important to mention that 41.3% of company's debt is under the "Bridge Loan" financing vehicle. Due to its nature, the bridge loan should be considered as working capital, because of the low risk that it represents for the company: building execution and collection of the project.

The maturity of a bridge loan is always longer than the expected period of time needed to finish and collect the project. The guarantee of each bridge loan is the physical project that it is financing, and the company signs a new loan for every single project. In addition, the company's liabilities in the 60 active bridge loans are covered 2.9 times by the accounts receivable.




Casas GEO

3. - LABOR AND MANAGEMENT

As of December 31, 2002, Corporación GEO had 6,316 eventual workers (labor), representing -12.8% less than in the 4Q2001. In addition, the number of non-unionized administrative and fixed personnel was 3,297 representing an increase of 5.3% in comparison to December 2001. These adjustments are part of the restructuring program initiated in December 2000 to reduce redundancy and improve efficiencies.

4. – SHARE REPURCHASE PROGRAM

As of October 2001, the Board of Directors of the Company decided to initiate operations in the stock buyback fund, with the primary objective of supporting the liquidity of the shares and assuring smooth inflows and outflows for investors. Since that time, 4,124,600 shares have been bought and 3,090,100 have been sold through the share repurchase program, thus contributing to the stock's liquidity and enabling the entrance of new Investors to Geo.

During the fourth quarter of 2002, 263,200 shares were purchased through the buyback program, while 299,000 shares were sold, leaving a balance of 1,034,500 shares in the fund. Geo had 102,392,313 shares outstanding as of December 31, 2002.

5.- REMINDER: GEO RECLASSIFIED IN 2002 ITS "OTHER EXPENSES" ACCOUNT

On April 19, Geo announced that in accordance with a new business policy regarding repair expenses, it partially reallocated the figures included in the "Other Expenses" line on its income statements in 2001. Because of this, Geo has decided to restate certain items in the company's 2001 financial statements to reflect this change, in order to provide a more accurate basis for comparison.

The "Other Expenses" account has consisted mainly of repair expenses for damage occurring in completed housing developments, which had been caused either by natural phenomena or neglect/abuse by a third party, but which ultimately reflected on Geo's image with current and potential clients.

In light of the volume of its operations and the promising outlook for the Housing Industry in Mexico, the Company adopted a commercial policy that it will always intervene in its completed developments to solve any problem caused by some natural phenomena or third parties, with the intention of supporting the Company's brand image and promoting sales through 'word of mouth'. The difference lies in that in the past, each case was evaluated in an isolated manner and the Company did not always intervene, and thus these expenses were considered extraordinary and nonrecurring.

As a result of this business policy, the Company determined that these items, although extraordinary, will increasingly be of a recurring nature as Geo continues to grow. For this reason, the Company decided to reclassify some items included in the account of "Other Expenses" to be included in the Administrative Expenses (SG&A) for its 2001 numbers.

The resulting changes had a slight effect in the Operating Profit and EBITDA for 2001. However, the changes were simply accounting reclassifications that did not affect the Revenues or the Net Profit of the Company in 2001.

For basis of comparison, the reclassification took place in the 4Q2001, leaving the first three quarters of 2001 as reported to the Mexican Stock Exchange. The following tables detail the effect of this policy for the full year of 2001 and for each quarter of 2001:





Full Year 2001
(In millions of pesos as of December 31, 2001)

	Reported to BMV	Reclassified	Variation
Revenues	4,710.0	4,710.0	0.0%
Gross Profit	1,226.9	1,226.9	0.0%
Operating Profit	**699.8**	**662.3**	**-5.3%**
EBITDA	**1,010.5**	**973.0**	**-3.7%**
Net Profit	280.7	280.7	0.0%

Year 2001 – Quarter to Quarter
(In millions of pesos as of each quarter)

	1Q01 BMV	2Q01 BMV	3Q01 BMV	4Q01 BMV	4Q01 Reclassified
Revenues	961.0	1,023.9	1,247.2	1,412.0	1,412.0
Gross Profit	245.5	261.9	326.8	375.7	375.7
Operating Profit	126.2	141.7	190.6	**232.1**	**194.5**
EBITDA	200.8	213.3	270.3	**312.1**	**274.5**
Net Profit	42.1	51.1	90.5	93.4	93.4

6.- GEO APPLAUDS CHANGES IN INFONAVIT MORTGAGE GRANTING PROCESS

On November 1, Geo communicated its official support for the changes in the rules for granting mortgage credits, which are focused on financially strengthening the Institute, in order to fulfill the goals of the Housing Industry, while at the same time benefiting those contributors with lower incomes.

The Board of Directors of INFONAVIT announced changes in its policies for granting mortgages, including a mandatory down payment of between 5 and 10% as of June 2003. The required down payments will be 5% for the Lower Affordable segment, for homes with prices lower than P$150,000, and in the case of the traditional Affordable Entry-Level (above P$150,001), the down payments will increase gradually from 5% in June 2003 to 7.5% in January 2004, and 10% of the home's value as of January 2005.

The Institute also announced changes in the mechanism of applying for mortgage credits, eliminating the periodical calls for applications (convocatorias), in favor of an open, continuous application process, a process which was successfully implemented on a pilot basis in the state of Nuevo León at the beginning of the year, and which is being extended to other states. What this policy means is that as of January 2003, contributors to INFONAVIT will be able to solicit their mortgage credit at any time during the year.

Luis Orvañanos, Chairman of the Board, commented, "With the new policy of requiring down payments for INFONAVIT beneficiaries, the Institute will be stronger financially and will lower the collection risk of its credits, which we hope will translate into an increased number of mortgages available in the next several years and an improvement in the prospects for sustained growth for the Institute. At the same time, in the case of the housing developers, this policy makes INFONAVIT sales even more secure, which is why we applaud the changes announced by INFONAVIT as a response to the petitions of members of our industry, Geo among them."

7.- GEO WINS BEST ANNUAL REPORT IN INDUSTRY FROM NATIONAL ASSOCIATION OF INVESTORS CORPORATION (NAIC)

On November 18, Corporación Geo received by The National Association of Investors Corporation (NAIC), sponsors of the annual Nicholson Awards, the award of "Best Annual Report" in the Homebuilding category. The results of the awards were published in the January 2003 issue of Better Investing. Among other companies that





received awards were Coca-Cola, Ford Motor Company, Deutsche, Telekom, Wendy's, Intel, Colgate Palmolive Company, Cemex, Whirlpool and Tiffany & Co.

Geo also received an "Award of Distinction" in the Creativity 32 contest, which included a variety of annual report designs from over 40 countries. The winning selections will be featured in a publication of the same name which should be released early next year.

"We see this as another sign of the strong commitment that Corporación Geo has to communicating information with the investment public, not only in a transparent and timely manner, but also with style and innovation," commented Miguel Gómez Mont, CEO.

Iván Vela, Director of Finance and Equity Markets, added: "In Geo we are very proud of the acclaim which our 2001 Annual Report has received. We hope this reflects the significant efforts we are making to create closer ties and more open and transparent communication with all of our investors."

8.- GEO IS AWARDED WITH 5 OF 6 PRIZES AT THE THIRD ANNUAL LATIN AMERICAN AWARDS CEREMONY FOR THE BEST INVESTOR RELATIONS WEBSITES

On January 16 in Sao Paulo, Corporación Geo received the POP+ Award for Best Investor Relations Website in Mexico and second best in Latin America, by vote of capital markets professionals, and the first place in the Top 5 Award for Best Investor Relations website in Mexico and fifth place in the Top 5 Award for Best Investor Relations website in Latin America, based on technical criteria. Geo also won the third place in the RAO 1 Award for it's On-line Annual Report in Mexico.

This event was the third annual Latin American Seminar and Awards Ceremony for the Best IR Websites and On-line Annual Reports. Over 340 companies and seven countries participated in the contest, which was sponsored by MZ Consult, AMERI (the Mexican Investor Relations Association), and JP Morgan Chase. This was the largest contest by far, and for the first time included participants from Spain and Portugal.

Geo was the winner of two separate categories for best website: the "POP+" contest was judged on the basis of votes of capital markets professionals, and the "Top 5" was judged on the basis of technical criteria. Geo dominated the voting contest, winning the most popular website in Mexico and was only defeated by Petrobras obtaining the second place for the top website in Latin America in the 2003 competition, in which votes were cast for the 84 companies included. This was the second year in a row that Geo won the best website in Mexico in the POP+ category obtaining twice as many votes as it received than last year.

In the technical ("Top 5") category, Corporación Geo was named best IR Website in Mexico out of the 15 Mexican finalists and among more than 84 websites analyzed, and took fifth place overall in Latin America, the only Mexican Company among the Top 5. Winning websites in the Top 5 competition were judged on the following factors: Content, Design, Technology and Data Manipulation, Interactivity, Mutability of Language and Currency.

A final aspect of the competition was for best on-line annual report. In this category, Corporación Geo took third place among Mexican companies.

"After winning last year's award, we were determined to continue to improve the website and provide high quality information to investors, analysts, the media and the public. The results of this year's contest are a testament of the Board of Directors commitment to transparency and openness in dealing with the financial markets, and we will continue with this commitment in 2003 and beyond," said Miguel Gómez-Mont, CEO of Corporación Geo.




Casas GEO



Luis Orvañanos
Chairman of the Board

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact and Additional Information:

Iván Vela
Director of Finance and Capital Markets
Corporación Geo
Ph. +(52) 55-5480-5071
Fax +(52) 55-5554-6064
ivela@casasgeo.com
www.casasgeo.com

Jorge Pérez / Kenia Vargas
Investor Relations
Corporación Geo
Ph. +(52) 55 5480 5078
Fax +(52) 55 5554 6064
geo_ir@casasgeo.com
www.casasgeo.com




Casas GEO

CORPORACION GEO, S.A. DE C.V.
FULLY AUDITED CONSOLIDATED 4Q2002 INCOME STATEMENT
THOUSANDS OF PESOS AS OF DECEMBER 31, 2002

	4Q2001		4Q2002		Variation	
Homes Sold	8,780		9,407		627	7.1%
	$	%	$	%	$	%
Revenues	1,492,362	100.0%	1,655,961	100.0%	163,599	11.0%
Cost of Goods Sold	1,095,248	73.4%	1,204,380	72.7%	109,132	10.0%
Gross Profit	397,114	26.6%	451,581	27.3%	54,467	13.7%
SG&A	191,426	12.8%	165,568	10.0%	(25,858)	-13.5%
Operating Profit	205,688	13.8%	286,013	17.3%	80,325	39.1%
EBITDA	290,176	19.4%	364,441	22.0%	74,265	25.6%
Integral Cost of Financing						
Financial Products	(17,321)	-1.2%	(12,605)	-0.8%	4,716	-27.2%
Financial Expenses	75,236	5.0%	84,778	5.1%	9,542	12.7%
Foreign Exchange Loss (Gain)	2,530	0.2%	2,838	0.2%	308	12.2%
Monetary Loss (Gain)	28,569	1.9%	14,521	0.9%	(14,048)	-49.2%
	89,014	6.0%	89,532	5.4%	518	0.6%
Other Net Expenses	(43,339)	-2.9%	(6,083)	-0.4%	37,256	-86.0%
Earnings from Continued Op. Before Taxes	160,013	10.7%	202,564	12.2%	42,551	26.6%
Provisions						
Income Taxes	16,920	1.1%	(35,126)	-2.1%	(52,046)	-307.6%
Deferred Taxes	44,079	3.0%	112,262	6.8%	68,183	154.7%
Profit Sharing	903	0.1%	(4)	0.0%	(907)	-100.4%
Earnings from Continued Operations	98,111	6.6%	125,432	7.6%	27,321	27.8%
Earnings (Loss) from Discontinued Operations	35	0.0%	0	0.0%	(35)	-100.0%
Net Profit (loss) before Minoritary Interest	98,146	6.6%	125,432	7.6%	27,286	27.8%
Minority Interest	(630)	0.0%	19,095	1.2%	19,725	-3131.0%
Net Profit (loss)	98,776	6.6%	106,337	6.4%	7,561	7.7%




Casas GEO

CORPORACION GEO, S.A. DE C.V.
FULLY AUDITED CONSOLIDATED AND ACCUMULATED JAN-DEC INCOME STATEMENT
THOUSANDS OF PESOS AS OF DECEMBER 31, 2002

	Jan-Dec 01		Jan-Dec 02		Variation	
Homes Sold	25,115		27,112		1,997	8.0%
	$	%	$	%	$	%
Revenues	4,978,538	100.0%	5,445,299	100.0%	466,761	9.4%
Cost of Goods Sold	3,681,640	74.0%	4,018,073	73.8%	336,433	9.1%
Gross Profit	1,296,897	26.0%	1,427,226	26.2%	130,329	10.0%
SG&A	596,838	12.0%	585,397	10.8%	(11,441)	-1.9%
Operating Profit	700,058	14.1%	841,829	15.5%	141,771	20.3%
EBITDA	1,028,370	20.7%	1,170,911	21.5%	142,541	13.9%
Integral Cost of Financing						
Financial Products	(45,941)	-0.9%	(31,892)	-0.6%	14,049	-30.6%
Financial Expenses	228,212	4.6%	205,103	3.8%	(23,109)	-10.1%
Foreign Exchange Loss (Gain)	(17,531)	-0.4%	4,572	0.1%	22,103	-126.1%
Monetary Loss (Gain)	78,351	1.6%	56,359	1.0%	(21,992)	-28.1%
	243,091	4.9%	234,142	4.3%	(8,949)	-3.7%
Other Net Expenses	11,525	0.2%	12,943	0.2%	1,418	12.3%
Earnings from Continued Op. Before Taxes	445,443	8.9%	594,744	10.9%	149,301	33.5%
Provisions						
Income Taxes	16,920	0.3%	0	0.0%	(16,920)	-100.0%
Deferred Taxes	121,714	2.4%	211,678	3.9%	89,964	73.9%
Profit Sharing	4,616	0.1%	0	0.0%	(4,616)	-100.0%
Earnings from Continued Operations	302,193	6.1%	383,066	7.0%	80,873	26.8%
Earnings (Loss) from Discontinued Operations	(11,497)	-0.2%	0	0.0%	11,497	-100.0%
Net Profit (loss) before Minoritary Interest	290,695	5.8%	383,066	7.0%	92,371	31.8%
Minority Interest	(5,973)	-0.1%	18,419	0.3%	24,392	-408.4%
Net Profit (loss)	296,670	6.0%	364,647	6.7%	67,977	22.9%




Casas GEO

CORPORACION GEO, S.A. DE C.V.
FULLY AUDITED CONSOLIDATED BALANCESHEET
THOUSAND OF PESOS AS OF DECEMBER 31, 2002

	Jan-Dec 01	Jan-Dec 02	Variation	
			$	%
ASSETS				
CURENT ASSETS				
Cash and Cash Equivalents	721,693	856,086	134,394	18.6%
Account Receivables	2,502,809	2,593,147	90,339	3.6%
Inventories	1,655,731	1,632,465	-23,266	-1.4%
Other Current Assets	212,883	183,234	-29,649	-13.9%
Other Current Assets From Discontinued Subsidiaries	1,984	0	-1,984	-100.0%
Current Assets >	**5,095,100**	**5,264,933**	**169,833**	**3.3%**
INVESTMENT IN ASSOCIATES	70,992	177,053	106,062	149.4%
NET PROPERTY, PLANT AND EQUIPMENT	758,777	731,308	-27,470	-3.6%
OTHER ASSETS	328,855	262,235	-66,620	-20.3%
OTHER ASSETS FROM DISCONTINUED SUBSIDIARIES	0	0	0	#¡DIV/0!
TOTAL ASSETS>	**6,253,724**	**6,435,529**	**181,805**	**2.9%**
LIABILITIES AND SHAREHOLDER'S EQUITY				
Bank Liabilities	1,540,138	1,428,396	-111,743	-7.3%
Suppliers	529,915	783,255	253,340	47.8%
Accumulated Taxes and Expenses	170,381	187,663	17,282	10.1%
Income Tax and Profit Sharing	7,395	2,074	-5,321	-72.0%
Other Liabilities from Discontinued Subsidiaries	0	0	0	#¡DIV/0!
Current Liabilities >	**2,247,828**	**2,401,387**	**153,559**	**6.8%**
LONG TERM LIABILITIES	924,388	739,702	-184,686	-20.0%
LAND SUPPLIERS	21,040	0	-21,040	-100.0%
Long Term Liabilities >	**945,429**	**739,702**	**-205,726**	**-21.8%**
Non-Deferred Total Liabilities	**3,193,257**	**3,141,089**	**-52,168**	**-1.6%**
Diferred Income Tax	547,523	599,703	52,180	9.5%
TOTAL LIABILITIES >	**3,740,781**	**3,740,793**	**12**	**0.0%**
SHAREHOLDER'S EQUITY				
Common Stock	112,788	114,792	2,005	1.8%
Reinstated Common Stock	270,829	268,390	-2,438	-0.9%
Effect of Conversion in Foreign Entities	3,171	2,750	-421	-13.3%
Premium on Shares Suscription	2,309,448	2,309,448	-0	0.0%
Reserve for Share Repurshase Program	216,485	220,228	3,743	na
Retained Earnings	1,927,975	2,346,359	418,384	21.7%
Period Result	418,384	576,326	157,943	37.8%
Deficiency in Reintated Capital	-2,048,198	-2,170,977	-122,778	6.0%
Majority Shareholder's Equity	**3,210,880**	**3,667,316**	**456,436**	**14.2%**
Minority Shareholder's Equity	101,800	39,807	-61,992	-60.9%
Minority Equity Discontinued Subsidiaries	972	0	-972	-100.0%
Total Non-Deferred Shareolde's Equity	**3,313,653**	**3,707,124**	**393,471**	**11.9%**
Initial Deferred Tax	-580,966	-580,966	0	0.0%
Deferred Tax in Historical Results	-121,714	-211,678	-89,964	73.9%
Deferred Tax in Accumulated Results	-98,030	-219,743	-121,714	124.2%
Total Tax Liabilities	**-800,710**	**-1,012,388**	**-211,678**	**26.4%**
Total Shareholder's Equity	**2,512,943**	**2,694,736**	**181,793**	**7.2%**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**6,253,724**	**6,435,529**	**181,805**	**2.9%**




Casas GEO

CORPORACIÓN GEO, S.A. DE C.V.

TICKER SYMBOLS: BMV: GEOB OTC: CVGFY (ADR Level 1)

QUARTER: FIRST YEAR: 2003

1Q2003 COMPLEMENT TO MANAGEMENT EARNINGS REPORT


Casas GEO
Para vivir como quieres

(All figures in millions of pesos as of March 31, 2003)

1Q2003 HIGHLIGHTS

OPERATING RESULTS 1Q2003
(Compared to 1Q2002)

- ✓ *HOMES SOLD: 5,602 units (increase of 8.0% compared to 5,186 in the 1Q2002)*
- ✓ *REVENUES: $1,266.2 (increase of 9.9%)*
- ✓ *GROSS PROFIT: $331.0 (increase of 11.6%) GROSS MARGIN: 26.1%*
- ✓ *OPERATING PROFIT: $188.5 (increase of 18.2%) OPERATING MARGIN: 14.9%*
- ✓ *EBITDA: $274.9 (increase of 14.1%) EBITDA MARGIN: 21.7% EBITDA IN USD: US $25.5*
- ✓ *NET PROFIT: $81.9 (increase of 25.1%) NET MARGIN: 6.5%*

FINANCIAL STRUCTURE
(Compared to March 2002)

- ✓ *CASH AND CASH EQUIVALENTS:*
  - *$892.1 million (increase of 82.9% compared to $487.8 million in March 2002)*
- ✓ *ACCOUNTS RECEVABLE TO SALES RATIO:*
  - *50.3% (decrease of -6.6 percentage points compared to 56.9% in March 2002)*
- ✓ *ACCOUNTS RECEIVABLE + INVENTORIES TURNOVER:*
  - *292 days (decrease of -8.2% compared to 318 days in March 2002)*





✓ *NET DEBT:*

- *$1,610.9 million (decrease of -23.0% compared to $2,092.0 million in March 2002)*

✓ *DEBT TO CAPITALIZATION BEFORE DEFERRED TAXES:*

- *39.5% (decrease of -4.1 percentage points compared to 43.6% in March 2002)*

✓ *INTEREST COVERAGE:*

- *2.4 times (increase of 9.1% compared to 2.2 times in March 2002)*

✓ *OPERATING FREE CASH FLOW:*

- *Operating Free Cash flow of US $-24.8 million (improvement of US $2.2 compared to US $-27.0 million in March 2002)*

✓ *RETURN ON EQUITY:*

- *15.5% (increase of 20.7% compared to 12.8% in March 2002)*





National Housing Award 2003 - CONAFOVI




Casas GEO

1- MD&A OF OPERATING RESULTS 1Q2003

SALES

Units Sold in the 1Q2003 reached 5,602 homes, an increase of 8.0% compared to the 1Q2002. Sales during the first quarter of 2003 classified by mortgage type were distributed as follows:


UNITS SOLD 1Q02
INFONAVIT and FOVI/FOVISSSTE
4,100
1,086
5,186
INFONAVIT
FOVI/FOVISSSTE
TOTAL
UNITS SOLD 1Q03
INFONAVIT and FOVI/FOVISSSTE
3,608
1,994
5,602
INFONAVIT
FOVI/FOVISSSTE
TOTAL

Below is the sales mix by housing agencies during the first quarter of 2003:


SALES MIX GEO
1Q
21%
79%
36%
64%
1Q02
1Q03
INFONAVIT
FOVI/FOVISSSTE

Distribution of homes sold by price range during the first quarter of 2003 was:


SALES MIX BY PRICE RANGE
1Q02
TOTAL SALES
5,186
Lower Affordable
1,662 32.0%
Affordable
3,109 59.9%
Middle Income
415 8.1%
SALES MIX BY PRICE RANGE
1Q03
TOTAL SALES
5,602
Lower Affordable
1,444 25.8%
Affordable
3,796 67.7%
Middle Income
362 6.5%

In line with the objective of diversify the product range especially to the higher priced segments, 362 houses out of the 5,602 homes sold by Geo during the 1Q2003 were registered in the Middle Income Housing Segment, the equivalent to 6.5% of the total sales.

The prices for the housing segments are:

- Lower Affordable: homes priced lower than $195,000 pesos.
- Affordable: homes between $195,001 and $335,000 pesos.
- Middle Income: homes between $335,001 and $1,800,000 pesos.




Casas GEO

REVENUES

After having corrected the atypical Revenues seasonality caused by the changes in Administration during year 2000, the quarterly revenues seasonality in 2002 was almost identical to that presented in the year 2001. In light of this fact, year 2002 quarterly results were very predictable and consistent throughout all the year.

Geo expects revenues seasonality in 2003 to be almost identical to that presented in the year 2002.


SEASONALITY 2001 - 2002
30%
25%
20%
15%
21%
22%
27%
30%
21%
22%
27%
30%

	1Q	2Q	3Q	4Q
2001	21%	22%	27%	30%
2002	21%	22%	27%	30%

In line with the Company's guidance, 1Q2003 Revenues experienced an increase of 9.9% compared to the same period of 2002, reaching $1,266.2 million pesos.


REVENUES 1Q
1,500.0
1,250.0
1,000.0
750.0
500.0
250.0
0.0
1,151.8
1,266.2
1Q02
1Q03

AVERAGE SELLING PRICE

The average home price during the first quarter of 2003 was P$230,792, an increase of 3.3% compared to the 1Q2002 and an increase of 0.4% when compared to the 4Q2002. The performance of the average price was due to the effects of the Company's diversification in its sales mix.


AVERAGE SELLING PRICE GEO
240,000
230,000
220,000
210,000
200,000
190,000
223,480
226,494
229,943
230,792
1Q02
2Q02
3Q02
4Q02
1Q03

GROSS PROFIT

Gross Profit for the 1Q2003 totaled in $331.0 million pesos, an increase of 11.6% compared to the same period last year. Gross Margin compared to the same period of 2002 registered an increase of 0.4 percentage points, reaching 26.1% coming from 25.8% in the 1Q2002.




Casas GEO


GROSS PROFIT 1Q
350.0
300.0
250.0
200.0
296.7
331.0
25.8%
26.1%
28.0%
27.0%
26.0%
25.0%
24.0%
1Q02
1Q03
$
Margin

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The policy of austerity and personnel restructuring initiated in the 4Q2000 continues to produce good results. SG&A during the first quarter of 2003 presented a increase of 3.9% in real terms, the equivalent to $5.3 million, in comparison to the 1Q2002. However, the incidence of SG&A expenses to sales over the first quarter of the year was 11.3%, moving from 11.9% in the 1Q2002.


SG&A EXPENSES 1Q
160.0
140.0
120.0
100.0
137.1
142.5
11.9%
11.3%
13.0%
12.0%
11.0%
10.0%
9.0%
1Q02
1Q03
$
Incidence to Sales

OPERATING PROFIT

Operating Profit during the first quarter presented an increase of 18.2% compared to the 1Q2002, while Operating Margin presented an increase of 1.0 percentage points moving from 13.9% in the 1Q2002 to 14.9%.


OPERATING PROFIT
1Q
200.0
180.0
160.0
140.0
120.0
100.0
159.5
188.5
13.9%
14.9%
18.0%
17.0%
16.0%
15.0%
14.0%
13.0%
12.0%
1Q02
1Q03
$
Margin

MARGIN COMPARISON VERSUS MAIN COMPETITORS

It should be noted that in accordance with US GAAP and international standards, GEO capitalizes the cost of financing related to production, rather than applying it to the integral cost of financing. Under the same




Casas GEO

accounting policies used by the public homebuilding companies in Mexico, Corporación GEO has the leading Gross Margins in the industry, despite the fact that Geo's production is almost 70% higher than that of its closest competitors.

Under Mexican GAAP and for peer comparison purposes, Gross Margin for the first quarter of 2003 would be 30.5%, while Operating Margin would be 19.2%


MARGINS GEO 1Q2003
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
26.1%
30.5%
14.9%
19.2%
Gross Margin
Operating Margin
Capitalizing Interest Expenses
Without Capitalizing Interest Expenses

EBITDA

1Q2003 EBITDA presented an increase of 14.1% compared to the same period last year totaling $274.9 million, while EBITDA Margin presented an increase of 0.8 percentage points moving from 20.9% in the 1Q2002 to 21.7%.

	1Q02	1Q03	Change	%
OPERATING PROFIT	**159.5**	**188.5**	**29.0**	**18.2%**
Capitalized Interest Expenses	69.0	66.1	-2.9	-4.2%
Capitalized Repomo	-18.6	-11.0	7.6	-40.7%
Amortization & Depreciation	31.1	31.3	0.2	0.8%
EBITDA	**241.0**	**274.9**	**33.9**	**14.1%**
EBITDA MARGIN	**20.9%**	**21.7%**	**0.8%**	**3.8%**
EBITDA in US$ millions	**25.3**	**25.5**	**0.2**	**0.7%**
EBITDA per Share	**2.400**	**2.675**	**0.276**	**11.5%**


EBITDA 1Q
300.0
250.0
200.0
150.0
100.0
50.0
0.0
240.9
274.9
20.9%
21.7%
23.0%
22.0%
21.0%
20.0%
19.0%
18.0%
1Q02
1Q03
$
Margin

INTEGRAL COST OF FINANCING

Integral Cost of Financing during the first quarter showed a decrease of -12.3% in comparison to the same period last year.

	1Q02	1Q03	Change	%
Financial Products	-6.8	-9.9	-3.1	45.2%
Financial Expenses	39.8	46.7	6.9	17.3%
Monetary Loss	20.6	6.5	-14.1	-68.5%
Exchange Rate Loss	-1.8	2.2	3.9	-221.1%
ICF	**51.9**	**45.5**	**(6.4)**	**-12.3%**


INTEGRAL COST OF FINANCING 1Q
60.0
50.0
40.0
30.0
20.0
10.0
0.0
51.9
45.5
1Q02
1Q03




Casas GEO

NET PROFIT

Net Profit during the 1Q2003 compared to last year observed an increase of 25.1%, moving from $65.5 million in the 1Q2002 to $81.9 million in this term. Net Margin for the first quarter of 2003 presented an increase of 0.8 percentage points in comparison to the 1Q2002 moving from 5.7% to 6.5%.

	1Q02	1Q03	Change	%
Earnings before Taxes	**100.2**	**141.0**	**-40.8**	**40.7%**
Income Tx & PTU	34.8	53.6	-18.8	53.9%
Continued Operations	65.4	87.4	-22.0	33.7%
Discontinued Op.	0.0	0.0	0.0	#¡DIV/0!
Minority Interest	-0.1	5.5	-5.6	-6376.1%
NET PROFIT	**65.5**	**81.9**	**-16.4**	**25.1%**


NET PROFIT 1Q
100.0
80.0
60.0
40.0
20.0
0.0
8.0%
6.0%
4.0%
65.5
81.9
5.7%
6.5%
1Q02
1Q03
$
Margin

EARNINGS PER SHARE

* Under Mexican Accounting Principles.

EPS for the first quarter of the year 2003 and the twelve-months accumulated EPS were as follows:

PERIOD	1Q02	1Q03	Change	
			EPS	%
First Quarter 2003	0.652	0.797	0.145	22.3%
Accumulated 12 months (Mar 02 - Mar 03)	2.954	3.755	0.801	27.1%




Casas GEO

2- MD&A OF FINANCIAL STRUCTURE AS OF MARCH 2003:

CASH & CASH EQUIVALENTS

The Cash balance of the Company at the end of the first quarter of the year presented an increase of 82.9% compared to 2002, going from $487.8 million to $892.1 million pesos in 2003.

It is important to note that in March 2003, the Company issued P$300 million in Certificados Bursatiles at CETES + 3.75 and five years maturity to refinance the P$300 million of a Medium Term Note that mature in August 2003.


CASH & CASH EQUIVALENTS
892.1
487.8
900.0
800.0
700.0
600.0
500.0
400.0
300.0
Mar-02
Mar-03

COLLECTIONS AND ACCOUNTS RECEIVABLE

The efforts of Geo's Management to better link the production and collection flows impacted the Accounts Receivable to Sales ratio that closed at 50.3% representing a decrease of -6.6 percentage points compared to 56.9% in the 1Q2002.


ACCOUNTS RECEIVABLE TO SALES
56.9%
57.9%
57.8%
47.6%
50.3%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
1Q02
2Q02
3Q02
4Q02
1Q03

WORKING CAPITAL MANAGEMENT

As a result of the implementation of strategies to improve the Company's management of Working Capital, the turnover of Inventories and the Inventories plus Accounts Receivable rotation have shown a marked improvement over the past quarters, ending at 146 days and in 292 days, respectively. It should be noted that despite Geo's 70% larger volumes compared to its competitors, these indicators are Industry leading.


INVENTORY + ACCOUNTS RECEIVABLE TURNOVER
(days)
318
314
309
283
292
340
320
300
280
260
240
220
200
1Q02
2Q02
3Q02
4Q02
1Q03


INVENTORY TURNOVER
(days)
149
139
133
148
146
160
150
140
130
120
110
100
1Q02
2Q02
3Q02
4Q02
1Q03




Casas GEO

INVENTORIES AND LAND BANK

As a result of the strong land purchasing during 2002 and the first quarter of 2003, the level of Inventories of the first quarter presented an increase of $115.6 million compared to the 1Q2002. The composition of Inventories as of March 31 was the following:

	Mar-02	Mar-03	Change	%
Promotions in process	877.0	577.3	299.8	-34.2%
Materials	183.9	182.7	1.2	-0.7%
Land Inventory	488.2	904.7	-416.6	85.3%
INVENTORIES	**1,549.1**	**1,664.7**	**115.6**	**7.5%**

A strategic objective of management is to maintain a minimum of two years of production available in land bank, through different schemes of acquisition and insurance of land. In this way, the Company looks to diminish working capital needs and land ownership risk.

As of March 2003, land bank of homes to be developed and collected, reached a total of 125,973 affordable entry-level units or the equivalent of 1,385.7 hectares, as a consequence of the combination of Geo-owned land, options agreements and the "Land Outsourcing" scheme. Geo controls land bank worth three years of production with a low financial cost and a limited ownership risk.


LAND BANK - 1Q2003
48,459
58,379
Owned
Land Outsourcing
Optioned
19,135

FREE CASH FLOW

The Free Cash Flow generation presented an improvement of US $2.2 million over last year, having passed from US $-27.0 million in 2002 to US $-24.8 million in this year.


OPERATING FREE CASH FLOW US$
Accumulated Jan - Mar
-23.5
-24.0
-24.5
-25.0
-25.5
-26.0
-26.5
-27.0
-27.5
-27.0
-24.8
Mar-02
Mar-03

The next table shows the Operating Free Cash Flow statement for the 1Q2003 versus 1Q2002:




Casas GEO

Free Cash Flow Quarter over Quarter	1Q '02	1Q '03	Change	%	1Q '02	1Q '03	Change	%
	(in millions of pesos as of March 31, 2003)				(in millions of US Dollars)			
SOURCES								
EBITDA	240.9	274.9	33.9	14.1%	25.3	25.5	25.5	0.7%
Interest Income	6.8	9.9	3.1	45.2%	0.7	0.9	0.9	28.2%
TOTAL SOURCES	247.8	284.8	37.0	14.9%	26.0	26.4	0.4	1.5%
USES								
Interest Expenses	-108.8	-112.8	-4.0	3.7%	-11.4	-10.5	-10.5	-8.5%
Working Capital	-439.9	-448.8	-8.8	2.0%	-46.2	-41.6	4.6	-10.0%
Inventory	89.5	-35.0	-124.5	-139.1%	9.4	-3.2	-3.2	-134.5%
Capex	-33.9	-9.6	24.3	-71.8%	-3.6	-0.9	-0.9	-75.1%
Other	-11.2	51.4	62.6	-559.9%	-1.2	4.8	4.8	-506.0%
FX	1.8	-2.2	-3.9	-221.1%	0.2	-0.2	-0.2	-206.9%
Inflation Adj.	-2.0	4.5	6.6	-322.1%	-0.2	0.4	0.4	-296.1%
Taxes	0.0	0.0	0.0	0.0%	0.0	0.0	0.0	0.0%
TOTAL USES	-504.5	-552.4	-47.8	9.5%	-53.0	-51.2	1.8	-3.4%
FREE CASH FLOW	**-256.7**	**-267.6**	**-10.8**	**4.2%**	**-27.0**	**-24.8**	**2.2**	**-8.1%**

NET DEBT AND FINANCIAL LIABILITIES STRUCTURE

In accordance with the Management objective of diminishing debt, in the 1Q2003 Net Debt presented an important decrease of -23.0% or $-481.1 million pesos, reaching a level of $1,610.9 million pesos compared to the $2,092.0 million at the end of 1Q2002. In the same manner, Total Financial Liabilities presented a decrease of -3.0% compared to the 1Q2002 standing at $ 2,503 million pesos.

The Company tapped the local Market in March, issuing P$300 million pesos to refinancing at CETES + 3.75 and five years maturity, to refinance the P$300 million pesos of the Medium Term Notes that the Company issued in June 2000 that matures in August 2003. Considering this issuance, the Company's debt profile was modified to 58.8% short-term and 41.2% long-term financial liabilities.

The Dollar Exposure of Geo's Debt as of March only represented 5.6% of the total Debt of the Company, while Interest Coverage improved from 2.2 in the 1Q2002 to 2.4 in the 1Q2003, thus reducing the debt risk profile in a significant way.

In addition, the Company has more than $4,022.0 million pesos in lines of credit that are available and not used as a combination of the diverse financial instruments available to Geo. From the $4,022.0 million pesos in lines of credit that are available and not used $2,491.4 million correspond to available lines of credit under the bridge loan financing vehicle while the remaining $1,330.6 million is composed of credits for Land Purchasing, Direct Credits, Commercial Paper, Euro Commercial Paper, the Medium-Term Notes Program, the Certificados Bursátiles Program and Leasing. This availability in lines of credit ensures enough working capital for the Company to build more than 21,500 houses.

Some of the important debt indicators as of March 2003 are:

DEBT INDICATORS	Mar-02	Mar-03	Change	
			Amount	%
Net Debt	2,092.0	1,610.9	(481.1)	-23.0%
Net Debt to Capitalization Ratio	45.6%	36.7%	-8.9	-19.5%
Net Debt to Capitalization Ratio without def. tax	38.5%	29.5%	-8.9	-23.2%
Short-term debt to Total debt	65.4%	58.8%	-6.7	-10.2%
Long-term debt to Total debt	34.6%	41.2%	6.7	19.3%
U.S. Dollar debt to Total debt	10.8%	5.6%	-5.2	-47.7%
Pesos debt to Total debt	89.2%	94.4%	5.2	5.8%
Liquidity (CA / CL)	2.32	2.39	0.1	2.8%
Acid Test (CA - Inv / CL)	1.65	1.69	0.0	2.7%





Composition and average cost of debt per financial instrument during the first quarter of the year, without considering banking commissions, issuance expenses and FOVI, FOVISSSTE and INFONAVIT mortgage calls, was as follows:

TOTAL FINANCIAL LIABILITIES	Mar-03		Average Cost	Average Rates
	Amount	Total %		
Bridge Loans TIIE	896.3	35.7%	TIIE + 2.3	11.9%
Bridge Loans UDIS	26.0	1.0%	UDIS + 9.0	14.8%
Direct Loans	92.3	3.7%	TIIE + 3.0	12.2%
Local Commercial Paper	49.0	2.0%	TIIE + 2.25	11.9%
Leasing	2.2	0.1%	TIIE + 1.5	11.2%
Medium Term Notes in Pesos P001	300.0	12.0%	CETES + 4.5	13.3%
Medium Term Notes in Pesos P002, P003 & P004	700.0	27.9%	TIIE + 3.0	12.7%
Certificados Bursatiles	300.0	12.0%	CETES + 3.75	12.5%
Eurocommercial Paper	97.1	3.9%	6.9%	6.9%
Others	44.5	1.8%	9.1%	9.1%
AVERAGE COST OF DEBT	2,507.4	100.0%	12.1%	

It is important to mention that 36.8% of Company's debt is under the "Bridge Loan" financing vehicle. Due to its nature, the bridge loan should be considered as working capital, because of the low risk that it represents for the Company: building execution and collection of the project.

The maturity of a Bridge Loan is always longer than the expected period of time needed to finish and collect the project. The guarantee of each bridge loan is the physical project that it is financing, and the Company signs a new loan for every single project. In addition, the Company's liabilities in the 63 active Bridge Loans are covered 3.1 times by the Accounts Receivable.

3. - LABOR AND MANAGEMENT

As of March 31, 2003, Corporación Geo had 6,397 eventual workers (labor), representing -4.3% less than in the 1Q2002. In addition, the number of non-unionized administrative and fixed personnel was 3,270 representing an increase of 3.9% in comparison to March 2002. These adjustments are part of the restructuring program initiated in March 2000 to reduce redundancy and improve efficiencies.

4. – SHARE REPURCHASE PROGRAM

With the firm objective of support the stock liquidity, during the first quarter of 2003, 547,500 shares were purchased through the buyback program, while 900,700 shares were sold, leaving a balance of 681,300 shares in the fund. Geo had 102,745,513 shares outstanding as of March 31, 2003.

5.- GEO IS AWARDED WITH 5 OF 6 PRIZES AT THE THIRD ANNUAL LATIN AMERICAN AWARDS CEREMONY FOR THE BEST INVESTOR RELATIONS WEBSITES

On January 17, 2003, Corporación Geo, was the most recognized Company when receiving the POP+ Award for Most Popular Investor Relations Website in Mexico and second in Latin America, by vote of Capital Markets professionals, and the first place in the Top 5 Award for Best Investor Relations website in Mexico and fifth place in the Top 5 Award for Best Investor Relations website in Latin America, based on technical criteria. Geo also won the third place in the RAO 1 Award for its On-line Annual Report in Mexico.




Casas GEO

This event was the third annual Latin American Seminar and Awards Ceremony for the Best IR Websites and On-line Annual Reports. Over 340 companies and seven countries participated in the contest, which was sponsored by MZ Consult, AMERI (the Mexican Investor Relations Association), and JP Morgan Chase. This was the largest contest by far, and for the first time included participants from Spain and Portugal.

Geo was the winner of two separate categories for best website: the "POP+" contest was judged on the basis of votes of capital markets professionals, and the "Top 5" was judged on the basis of technical criteria. Geo dominated the voting contest, winning the most popular website in Mexico and was only defeated by Petrobras obtaining the second place for the top website in Latin America in the 2003 competition, in which votes were cast for the 84 companies included. This was the second year in a row that Geo won the best website in Mexico in the POP+ category obtaining double of votes than last year.

In the technical ("Top 5") category, Corporación Geo was named best IR Website in Mexico out of the 15 Mexican finalists and among more than 84 websites analyzed, and took fifth place overall in Latin America being the only Mexican Company to win. Winning websites in the Top 5 competition were judged on the following factors: Content, Design, Technology and Data Manipulation, Interactivity and Mutability of Language and Currency

A final aspect of the competition was for best on-line annual report. In this category, Corporación Geo took third among Mexican companies.

"We at Corporación Geo are extremely proud of this recognition of our efforts in creating a state-of-the-art communication platform with investors and the public. We have made a unconditional commitment to strive for excellence in all aspects of our market relations, and we will continue with this commitment in 2003 and beyond," said Miguel Gómez-Mont, CEO of Corporación Geo.

Iván Vela, Director of Finance and Capital Markets, added, "after winning last year's award, we were determined to continue to improve the website and provide high quality information to investors, analysts, the media and the public. The results of this year's contest are a testament not only to the skills of our website design team, but also of the Board of Directors commitment to transparency and openness in dealing with the financial markets. They also demonstrate that there is no reason that small and medium-size Mexican and Latin American companies cannot aspire to have world-class IR programs."

6.- GEO PLACES P$300 MILLION IN 2008 NOTES

On March 14, 2003, Corporación Geo, announced that it has improved its debt profile through the placement of P$300 million in Medium-Term Notes (Certificados Bursátiles), at a price of 28-day CETES + 3.75%, maturing in 2008. Multivalores Casa de Bolsa successfully led the emission.

Luis Orvañanos, President of the Board of Geo, indicated, "with this emission, Geo has obtained the resources necessary to assure payment of the notes due in August 2003. The Company is thankful for the confidence that the financial markets have in Geo, as this allows us to further our plans for growth."

Víctor Segura, CFO, added, "Geo has successfully issued this debt in Mexico, notwithstanding the volatile and uncertain panorama of the financial markets. We have thus achieved our goal of guaranteeing our ability to refinance the debt maturity in August of this year, further reducing our balance sheet risk."

Geo's CEO, Miguel Gómez-Mont, concluded: "Geo's decision to tap the Capital Markets at this time is part of our strategy of sustainable growth along with continuous improvement of our financial structure."




Casas GEO



Luis Orvañanos
Chairman of the Board

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact and Additional Information:

Iván Vela
Director of Finance and Capital Markets
Corporación Geo
Ph. +(52) 55-5480-5071
Fax +(52) 55-5554-6064
ivela@casasgeo.com
www.casasgeo.com

Jorge Pérez / Kenia Vargas
Investor Relations
Corporación Geo
Ph. +(52) 55 5480 5078
Fax +(52) 55 5554 6064
geo_ir@casasgeo.com
www.casasgeo.com




Casas GEO

CORPORACION GEO, S.A. DE C.V.
CONSOLIDATED 1Q2003 INCOME STATEMENT
THOUSANDS OF PESOS AS OF MARCH 31, 2003

	1Q2002		1Q2003		Variation	
Homes Sold	5,186		5,602		416	8.0%
	$	%	$	%	$	%
Revenues	1,151,779	100.0%	1,266,178	100.0%	114,399	9.9%
Cost of Goods Sold	855,127	74.2%	935,173	73.9%	80,046	9.4%
Gross Profit	296,652	25.8%	331,005	26.1%	34,353	11.6%
SG&A	137,122	11.9%	142,468	11.3%	5,346	3.9%
Operating Profit	159,530	13.9%	188,537	14.9%	29,007	18.2%
EBITDA	240,939	20.9%	274,887	21.7%	33,948	14.1%
Integral Cost of Financing						
Financial Products	(6,822)	-0.6%	(9,906)	-0.8%	(3,084)	45.2%
Financial Expenses	39,827	3.5%	46,722	3.7%	6,895	17.3%
Foreign Exchange Loss (Gain)	(1,776)	-0.2%	2,151	0.2%	3,927	-221.1%
Monetary Loss (Gain)	20,638	1.8%	6,497	0.5%	(14,141)	-68.5%
	51,867	4.5%	45,464	3.6%	(6,403)	-12.3%
Other Net Expenses	7,442	0.6%	2,063	0.2%	(5,379)	-72.3%
Earnings from Continued Op. Before Taxes	100,221	8.7%	141,010	11.1%	40,789	40.7%
Provisions						
Income Taxes	(800)	-0.1%	17,279	1.4%	18,079	-2260.7%
Deferred Taxes	35,243	3.1%	36,053	2.8%	810	2.3%
Profit Sharing	385	0.0%	266	0.0%	(119)	-30.8%
Earnings from Continued Operations	65,393	5.7%	87,412	6.9%	22,019	33.7%
Earnings (Loss) from Discontinued Operations	0	0.0%	0	0.0%	0	#¡DIV/0!
Net Profit (loss) before Minoritary Interest	65,393	5.7%	87,412	6.9%	22,019	33.7%
Minority Interest	(88)	0.0%	5,503	0.4%	5,591	-6376.1%
Net Profit (loss)	65,481	5.7%	81,909	6.5%	16,428	25.1%




Casas GEO

CORPORACION GEO, S.A. DE C.V.
CONSOLIDATED BALANCESHEET
THOUSAND OF PESOS AS OF MARCH 31, 2003

	Jan-Mar 02	Jan-Mar 03	Variation	
			$	%
ASSETS				
CURENT ASSETS				
Cash and Cash Equivalents	487,837	892,112	404,275	82.9%
Account Receivables	2,920,509	2,834,536	-85,972	-2.9%
Inventories	1,549,092	1,664,698	115,606	7.5%
Other Current Assets	379,157	336,153	-43,003	-11.3%
Other Current Assets From Discontinued Subsidiaries	1,983	0	-1,983	-100.0%
Current Assets >	**5,338,578**	**5,727,500**	**388,922**	**7.3%**
INVESTMENT IN ASSOCIATES	105,398	187,241	81,843	77.7%
NET PROPERTY, PLANT AND EQUIPMENT	733,798	716,045	-17,753	-2.4%
OTHER ASSETS	150,052	223,036	72,984	48.6%
OTHER ASSETS FROM DISCONTINUED SUBSIDIARIES	0	0	0	#¡DIV/0!
TOTAL ASSETS>	**6,327,825**	**6,853,822**	**525,996**	**8.3%**
LIABILITIES AND SHAREHOLDER'S EQUITY				
Bank Liabilities	1,687,888	1,470,925	-216,964	-12.9%
Suppliers	453,103	714,820	261,717	57.8%
Accumulated Taxes and Expenses	150,474	211,601	61,127	40.6%
Income Tax and Profit Sharing	7,513	2,118	-5,395	-71.8%
Other Liabilities from Discontinued Subsidiaries	0	0	0	#¡DIV/0!
Current Liabilities >	**2,298,978**	**2,399,463**	**100,485**	**4.4%**
LONG TERM LIABILITIES	891,995	1,032,115	140,121	15.7%
LAND SUPPLIERS	21,029	0	-21,029	-100.0%
Long Term Liabilities >	**913,023**	**1,032,115**	**119,092**	**13.0%**
Non-Deferred Total Liabilities	**3,212,001**	**3,431,578**	**219,577**	**6.8%**
Diferred Income Tax	618,880	642,421	23,541	3.8%
TOTAL LIABILITIES >	**3,830,881**	**4,073,999**	**243,118**	**6.3%**
SHAREHOLDER'S EQUITY				
Common Stock	111,360	114,792	3,432	3.1%
Reinstated Common Stock	272,338	273,410	1,071	0.4%
Effect of Conversion in Foreign Entities	-179	2,787	2,965	-1660.8%
Premium on Shares Suscription	2,340,456	2,339,702	-755	0.0%
Reserve for Share Repurshase Program	223,953	223,112	-841	na
Retained Earnings	2,377,158	2,960,982	583,824	24.6%
Period Result	100,722	117,963	17,240	17.1%
Deficiency in Reintated Capital	-2,120,545	-2,222,897	-102,352	4.8%
Majority Shareholder's Equity	**3,305,264**	**3,809,849**	**504,585**	**15.3%**
Minority Shareholder's Equity	37,159	31,687	-5,472	-14.7%
Minority Equity Discontinued Subsidiaries	972	0	-972	-100.0%
Total Non-Deferred Shareolde's Equity	**3,343,395**	**3,841,536**	**498,141**	**14.9%**
Initial Deferred Tax	-588,577	-588,577	0	0.0%
Deferred Tax in Historical Results	-35,243	-36,053	-811	2.3%
Deferred Tax in Accumulated Results	-222,632	-437,083	-214,451	96.3%
Total Tax Liabilities	**-846,451**	**-1,061,713**	**-215,262**	**25.4%**
Total Shareholder's Equity	**2,496,943**	**2,779,823**	**282,880**	**11.3%**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**6,327,825**	**6,853,822**	**525,997**	**8.3%**




Casas GEO


CORPORACIÓN GEO, S.A. DE C.V.
TICKER SYMBOLS: BMV: GEOB OTC: CVGFY (ADR Level 1)
QUARTER: SECOND
YEAR: 2003
2Q2003 COMPLEMENT TO MANAGEMENT EARNINGS REPORT
Casas GEO
(All figures in millions of pesos as of June 30, 2003)

2Q2003 HIGHLIGHTS

OPERATING RESULTS 2Q2003
(Compared to 2Q2002)

- ✓ ***HOMES SOLD: 6,245 units (increase of 10.8% compared to 5,634 in the 2Q2002)***
- ✓ ***REVENUES: $1,395.0 (increase of 13.3%)***
- ✓ ***GROSS PROFIT: $371.8 (increase of 17.8%) GROSS MARGIN: 26.6%***
- ✓ ***OPERATING PROFIT: $219.2 (increase of 22.3%) OPERATING MARGIN: 15.7%***
- ✓ ***EBITDA: $312.0 (increase of 19.9%) EBITDA MARGIN: 22.4% EBITDA IN USD: US $29.9***
- ✓ ***NET PROFIT: $95.2 (increase of 13.3%) NET MARGIN: 6.8%***

JANUARY – JUNE 2003 ACCUMULATED RESULTS
(Compared to Jan-Jun 2002)

- ✓ ***HOMES SOLD: 11,847 units (increase of 9.5% compared to 10,820 in the period Jan-Jun 2002)***
- ✓ ***REVENUES: $2,660.2 (increase of 11.7%)***
- ✓ ***GROSS PROFIT: $702.5 (increase of 14.8%) GROSS MARGIN: 26.4%***
- ✓ ***OPERATING PROFIT: $407.6 (increase of 20.4%) OPERATING MARGIN: 15.3%***
- ✓ ***EBITDA: $586.7 (increase of 17.1%) EBITDA MARGIN: 22.1% EBITDA IN USD: US $56.2***
- ✓ ***NET PROFIT: $177.0 (increase of 18.5%) NET MARGIN: 6.7%***




Casas GEO

FINANCIAL STRUCTURE

(Compared to June 2002)

✓ *CASH AND CASH EQUIVALENTS:*

- *$797.4 million (increase of 127.5% compared to $350.6 million in June 2002)*

✓ *ACCOUNTS RECEIVABLE TO SALES RATIO:*

- *46.4% (decrease of -11.5 percentage points compared to 57.9% in June 2002)*

✓ *ACCOUNTS RECEIVABLE + INVENTORY TURNOVER:*

- *292 days (decrease of -7.3% compared to 315 days in June 2002)*

✓ *NET DEBT:*

- *$1,582.3 million (decrease of -28.1% compared to $2,199.5 million in June 2002)*

✓ *DEBT TO CAPITALIZATION BEFORE DEFERRED TAXES:*

- *37.4% (decrease of -5.3 percentage points compared to 42.8% in June 2002)*

✓ *INTEREST COVERAGE:*

- *2.4 times (increase of 8.0% compared to 2.2 times in June 2002)*

✓ *OPERATING FREE CASH FLOW:*

- *Operating Free Cash Flow in the period Jan-Jun 2003 of US $-22.5 million (improvement of US $14.3 compared to US $-36.8 million in June 2002)*
- *Operating Free Cash Flow in the 2Q2003 of US $2.3 million (improvement of US $12.1 compared to US $-9.8 million in the 2Q2002)*

✓ *RETURN ON EQUITY:*

- *15.4% (increase of 11.6% compared to 13.8% in June 2002)*






Casas GEO

1- MD&A OF OPERATING RESULTS 2Q2003

SALES

Units Sold in the 2Q2003 reached 6,245 homes, an increase of 10.8% compared to the 2Q2002. Sales during the second quarter of 2003 classified by mortgage type were distributed as follows:


UNITS SOLD 2Q02
INFONAVIT and FOVI/FOVISSSTE
4,450
1,184
5,634
INFONAVIT
FOVI/FOVISSSTE
TOTAL
UNITS SOLD 2Q03
INFONAVIT and FOVI/FOVISSSTE
3,718
2,527
6,245
INFONAVIT
FOVI/FOVISSSTE
TOTAL

Sales during the period Jan-Jun classified by mortgage type were as follows:


UNITS SOLD Jan-Jun 02
INFONAVIT and FOVI/FOVISSSTE
8,550
2,270
10,820
INFONAVIT
FOVI/FOVISSSTE
TOTAL
UNITS SOLD Jan-Jun 03
INFONAVIT and FOVI/FOVISSSTE
7,326
4,521
11,847
INFONAVIT
FOVI/FOVISSSTE
TOTAL

Below is the sales mix by housing agencies during the second quarter and the first half of 2003:


SALES MIX GEO
2Q
21%
79%
40%
60%
2Q02
2Q03
INFONAVIT
FOVI/FOVISSSTE
SALES MIX GEO
Jan-Jun
21%
79%
38%
62%
Jan-Jun 02
Jan-Jun 03
INFONAVIT
FOVI/FOVISSSTE

Distribution of homes sold by price range during the second quarter of 2003 was:


SALES MIX BY PRICE RANGE
2Q02
TOTAL SALES
5,634
Lower Affordable
1,730 30.7%
Affordable
3,521 62.5%
Middle Income
383 6.8%
SALES MIX BY PRICE RANGE
2Q03
TOTAL SALES
6,245
Lower Affordable
1,686 27.0%
Affordable
3,997 64.0%
Middle Income
562 9.0%




Casas GEO

Distribution of homes sold by price range during the first half of 2003 was:


SALES MIX BY PRICE RANGE
Jan-Jun 02
TOTAL SALES
10,820
Lower Affordable
3,392 31.3%
Affordable
6,630 61.3%
Middle Income
798 7.4%


SALES MIX BY PRICE RANGE
Jan-Jun 03
TOTAL SALES
11,847
Lower Affordable
3,130 26.4%
Affordable
7,793 65.8%
Middle Income
924 7.8%

In line with the objective of diversifying the product portfolio, especially to the higher priced segments, 562 houses out of the 6,245 homes sold by Geo during the 2Q2003 were registered in the Middle Income Housing Segment, the equivalent to 9.0% of the total sales. During the first half, 924 homes out of the 11,847 units were sold in these segments, representing 7.8% of total sales.

The prices for the housing segments are:

- Lower Affordable: homes priced lower than $195,000 pesos.
- Affordable: homes between $195,001 and $335,000 pesos.
- Middle Income: homes between $335,001 and $1,800,000 pesos.

REVENUES

After having corrected the atypical Revenues seasonality caused by the changes in the Administration during year 2000, the quarterly revenues seasonality in 2002 was almost identical to that presented in the year 2002. In light of this fact, year 2002 quarterly results were very predictable and consistent throughout all the year.

Geo expects revenues seasonality in 2003 to be almost identical to that presented in the year 2002.


SEASONALITY 2001 - 2002
30%
25%
20%
15%
21%
22%
27%
30%

	1Q	2Q	3Q	4Q
2001	21%	22%	27%	30%
2002	21%	22%	27%	30%

In line with the Company's guidance, 2Q2003 Revenues experienced an increase of 13.3% compared to the same period of 2002, reaching $1,395.0 million pesos, while Revenues for the first half of 2003 totaled $2,660.2 million pesos, an increase of 11.7% compared to last year.


REVENUES 2Q
1,600.0
1,400.0
1,200.0
1,000.0
800.0
600.0
400.0
200.0
0.0
1,231.4
1,395.0
2Q02
2Q03


REVENUES Jan - Jun
3,000.0
2,000.0
1,000.0
0.0
2,382.4
2,660.2
Jan-Jun 02
Jan-Jun 03




Casas GEO

AVERAGE SELLING PRICE

The average home price during the second quarter of 2003 was P$ 235,437 , an increase of 4.5% compared to the 2Q2002 and an increase of 2.1% when compared to the 1Q2003. The performance of the average price was due to the effects of the Company's diversification in its sales mix.


AVERAGE SELLING PRICE GEO
240,000
230,000
220,000
210,000
200,000
190,000
225,328
230,607
235,437
2Q02
3Q02
4Q02
1Q03
2Q03

GROSS PROFIT

Gross Profit for the 2Q2003 totaled $371.8 million pesos, an increase of 17.8% compared to the same period last year. Gross Margin compared to the same period of 2002 registered an increase of 1.0 percentage points, reaching 26.6% coming from 25.6% in the 2Q2002.

Gross Profit in the period Jan-Jun 2003 presented an increase of 14.8%, totaling $702.5 million, while Gross Margin presented a increase of 0.7 percentage points, moving from 25.7% in the first half of last year to 26.4% in the first half of 2003.


GROSS PROFIT 2Q
400.0
350.0
300.0
250.0
200.0
28.0%
27.0%
26.0%
25.0%
24.0%
315.5
371.8
25.6%
26.6%
2Q02
2Q03
$
Margin


GROSS PROFIT Jan-Jun
800.0
600.0
400.0
200.0
0.0
27.0%
26.0%
25.0%
611.9
702.5
25.7%
26.4%
Jan-Jun 02
Jan-Jun 03
$
Margin

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The policy of austerity and personnel restructuring initiated in the 4Q2000 continues to produce good results. SG&A during the second quarter of 2003 presented an increase of 11.9% in real terms, equivalent to $16.3 million, in comparison to the 2Q2002, while SG&A in the first half of 2003 totaled $294.9 million an increase of 7.9% compared to the first half of last year.

However, the incidence of SG&A expenses to sales over the second quarter of the year was 10.9%, moving from 11.1% in the 2Q2002, while it was 11.1% in the period Jan-Jun 2003, down from 11.5% in the same period of 2002.




Casas GEO


SG&A EXPENSES 2Q
160.0
140.0
120.0
100.0
136.3
152.6
11.1%
10.9%
13.0%
12.0%
11.0%
10.0%
9.0%
2Q02
2Q03
$
Incidence to Sales


SG&A EXPENSES
Jan-Jun
320.0
280.0
240.0
200.0
273.3
294.9
11.5%
11.1%
13.0%
12.0%
11.0%
10.0%
Jan-Jun 02
Jan-Jun 03
$
Incidence to Sales

OPERATING PROFIT

Operating Profit during the second quarter presented an increase of 22.3% compared to the 2Q2002, while Operating Margin presented an increase of 1.2 percentage points moving from 14.6% in the 2Q2002 to 15.7%.

For the first half of the year, Operating Profit presented an increase of 20.4% compared to the same period of last year, while Operating Margin presented an increase of 1.1 percentage points, expanding from 14.2% in the first half of 2002 to 15.3% in 2002.


OPERATING PROFIT
2Q
250.0
200.0
150.0
100.0
179.2
219.2
14.6%
15.7%
18.0%
17.0%
16.0%
15.0%
14.0%
13.0%
12.0%
2Q02
2Q03
$
Margin


OPERATING PROFIT
Jan-Jun
450.0
400.0
350.0
300.0
250.0
200.0
338.6
407.6
14.2%
15.3%
16.0%
15.0%
14.0%
13.0%
Jan-Jun 02
Jan-Jun 03
$
Margin

MARGIN COMPARISON VERSUS MAIN COMPETITORS

It should be noted that in accordance with US GAAP and international standards, GEO capitalizes the cost of financing related to production, rather than applying it to the integral cost of financing. Under the same accounting policies used by the public homebuilding companies in Mexico, Corporación GEO has the leading Gross Margins in the industry, despite the fact that Geo's production is almost 70% higher than that of its closest competitors.

Under Mexican GAAP and for peer comparison purposes, Gross Margin for the second quarter of 2003 would be 31.2%, while Operating Margin would be 20.2%


MARGINS GEO 2Q2003
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
26.6%
31.2%
15.7%
20.2%
Gross Margin
Operating Margin
Capitalizing Interest Expenses
Without Capitalizing Interest Expenses


MARGINS GEO Jan-Jun 03
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
26.4%
30.8%
15.3%
19.8%
Gross Margin
Operating Margin
Capitalizing Interest Expenses
Without Capitalizing Interest Expenses




Casas GEO

EBITDA

2Q2003 EBITDA presented an increase of 19.9% compared to the same period last year totaling $312.0 million, while EBITDA Margin presented an increase of 1.3 percentage points moving from 21.1% in the 2Q2002 to 22.4%.

	2Q02	2Q03	Change	%
OPERATING PROFIT	179.2	219.2	40.0	22.3%
Capitalized Interest Expenses	74.2	68.4	-5.9	-7.9%
Capitalized Repomo	-17.2	-5.4	11.8	-68.5%
Amortization & Depreciation	24.0	29.9	5.9	24.7%
EBITDA	260.2	312.0	51.8	19.9%
EBITDA MARGIN	21.1%	22.4%	1.2%	5.9%
EBITDA in US$ millions	25.1	29.9	4.8	19.1%
EBITDA per Share	2.627	3.028	0.402	15.3%


EBITDA 2Q
400.0
300.0
200.0
100.0
0.0
23.0%
22.0%
21.0%
20.0%
19.0%
18.0%
260.2
312.0
21.1%
22.4%
2Q02
2Q03
$
Margin

First half 2003 EBITDA presented an increase of 17.1% compared to the same period last year totaling $586.7 million, while EBITDA Margin presented an increase of 1.0_ percentage points compared to last year moving from 21.0% in 2002 to 22.1% in 2003.

	Jan-Jun 02	Jan-Jun 03	Change	%
OPERATING PROFIT	338.6	407.6	69.0	20.4%
Capitalized Interest Expenses	143.3	134.4	-8.9	-6.2%
Capitalized Repomo	-35.9	-16.4	19.4	-54.2%
Amortization & Depreciation	55.0	61.2	6.2	11.3%
EBITDA	500.9	586.7	85.8	17.1%
EBITDA MARGIN	21.0%	22.1%	1.0%	4.9%
EBITDA in US$ millions	48.2	56.2	8.0	16.6%
EBITDA per Share	5.057	5.694	0.637	12.6%


EBITDA Jan-Jun
700.0
600.0
500.0
400.0
300.0
200.0
23.0%
22.0%
21.0%
20.0%
19.0%
500.9
586.7
21.0%
22.1%
Ene-Jun 02
Ene-Jun 03
$
Margin

INTEGRAL COST OF FINANCING

Integral Cost of Financing during the second quarter showed an increase of 28.2% in comparison to the same period last year.

	2Q02	2Q03	Change	%
Financial Products	-7.3	-7.2	0.1	-1.3%
Financial Expenses	40.3	61.3	21.1	52.3%
Monetary Loss	12.9	5.0	-7.8	-60.8%
Exchange Rate Loss	-1.5	-2.3	-0.8	54.2%
ICF	44.3	56.8	12.5	28.2%


INTEGRAL COST OF FINANCING 2Q
60.0
50.0
40.0
30.0
20.0
10.0
0.0
44.3
56.8
2Q02
2Q03




Casas GEO

For the Jan-June period, the Integral Cost of Financing showed an increase of 6.4% year-over-year.

	Jan-Jun 02	Jan-Jun 03	Change	%
Financial Products	-14.1	-17.1	-3.0	21.1%
Financial Expenses	80.1	108.0	27.9	34.9%
Monetary Loss	33.5	11.5	-22.0	-65.6%
Exchange Rate Loss	-3.3	-0.2	3.1	-94.6%
ICF	**96.1**	**102.3**	**6.1**	**6.4%**


INTEGRAL COST OF FINANCING Jan-Jun
150.0
120.0
90.0
60.0
30.0
0.0
96.1
102.3
Jan-Jun 02
Jan-Jun 03

NET PROFIT

Net Profit during the 2Q2003 compared to last year observed an increase of 13.3%, moving from $84.0 million in the 2Q2002 to $95.2 million in this term. Net Margin for the second quarter of 2003 remained stable at 6.8%.

	2Q02	2Q03	Change	%
Earnings before Taxes	**129.8**	**159.9**	**-30.1**	**23.2%**
Income Tx & PTU	46.2	58.8	-12.6	27.4%
Continued Operations	83.6	101.1	-17.4	20.8%
Discontinued Op.	0.0	0.0	0.0	na
Minority Interest	-0.4	5.9	-6.3	-1726.2%
NET PROFIT	**84.0**	**95.2**	**-11.2**	**13.3%**


NET PROFIT 2Q
120.0
100.0
80.0
60.0
40.0
20.0
0.0
8.0%
6.0%
4.0%
84.0
95.2
6.8%
6.8%
2Q02
2Q03
$
Margin

Net Profit during the period Jan-Jun 2003 compared to last year observed an increase of 18.5%, moving from $149.4 million in the first half of 2002 to $177.0 million in 2003, while Net Margin presented an increase of 0.4 percentage points in comparison to the same period of 2002 moving from 6.3% to 6.7%.

	Jan-Jun 02	Jan-Jun 03	Change	%
Earnings before Taxes	**229.9**	**300.8**	**-70.8**	**30.8%**
Income Tx & PTU	143.3	211.7	-68.4	47.8%
Continued Operations	149.0	188.4	-39.4	26.5%
Discontinued Op.	0.0	0.0	0.0	na
Minority Interest	-0.4	11.4	-11.8	-2648.3%
NET PROFIT	**149.4**	**177.0**	**-27.6**	**18.5%**


NET PROFIT Jan-Jun
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
8.0%
6.0%
4.0%
2.0%
0.0%
98.3
143.3
4.7%
6.3%
Jan-Jun 01
Jan-Jun 02
$
Margin

EARNINGS PER SHARE

* Under Mexican Accounting Principles.

EPS for the second quarter of the year 2003 and the twelve-months accumulated EPS were as follows:

PERIOD	2Q02	2Q03	Change	
			EPS	%
Second Quarter 2003	**0.848**	**0.924**	**0.076**	**8.9%**
Accumulated 12 months (Jun 02 - Jun 03)	**1.508**	**3.745**	**2.236**	**148.2%**




Casas GEO

2- MD&A OF FINANCIAL STRUCTURE AS OF JUNE 2003:

CASH & CASH EQUIVALENTS

The Cash balance of the Company at the end of the second quarter of the year presented an increase of 127.5% compared to 2002, going from $350.6 million to $797.4 million pesos in 2003.

It is important to note that in March 2003, the Company issued P$300 million in Certificados Bursatiles at CETES + 3.75 and five years maturity to refinance the P$300 million of a Medium Term Note that mature in August 2003.


CASH & CASH EQUIVALENTS
797.4
800.0
700.0
600.0
500.0
400.0
350.6
300.0
200.0
Jun-02
Jun-03

COLLECTIONS AND ACCOUNTS RECEIVABLE

The efforts of Geo's Management to better link the production and collection flows impacted the Accounts Receivable to Sales ratio that closed at an historical best of 46.4% representing a decrease of -11.5 percentage points compared to 57.9% in the 2Q2002.


ACCOUNTS RECEIVABLE TO SALES
60.0%
50.0%
40.0%
30.0%
20.0%
57.9%
57.8%
47.6%
50.3%
46.4%
2Q02
3Q02
4Q02
1Q03
2Q03

WORKING CAPITAL MANAGEMENT

As a result of the implementation of strategies to improve the Company's management of Working Capital, the turnover Inventories plus Accounts Receivable rotation have shown a marked improvement over the past quarters ending at 291 days. However, the land purchasing during the quarter moved up the inventory turnover to 166 days. It should be noted that despite Geo's 70% larger volumes compared to its competitors, these indicators are Industry leading.


INVENTORY + ACCOUNTS RECEIVABLE TURNOVER
(days)
320
300
280
260
240
220
200
314
309
283
292
291
2Q02
3Q02
4Q02
1Q03
2Q03


INVENTORY TURNOVER
(days)
180
170
160
150
140
130
120
110
100
139
133
148
146
166
2Q02
3Q02
4Q02
1Q03
2Q03




Casas GEO

INVENTORIES AND LAND BANK

As a result of the strong land purchasing during the second quarter of 2003, the level of Inventories of the second quarter presented an increase of $450.9 million compared to the 2Q2002. The composition of Inventories as of June 30 was the following:

	Jun-02	Jun-03	Change	%
Promotions in process	688.5	597.6	90.9	-13.2%
Materials	206.6	247.3	-40.7	19.7%
Land Inventory	590.1	1,091.1	-501.0	84.9%
INVENTORIES	**1,485.1**	**1,935.9**	**450.8**	**30.4%**

A strategic objective of management is to maintain a minimum of two years of production available in land bank, through different schemes of acquisition and insurance of land. In this way, the Company looks to diminish working capital needs and land ownership risk.

As of June 2003, land bank of homes to be developed and collected, reached a total of 190,808 affordable entry-level units or the equivalent of 2,098.9 hectares, as a consequence of the combination of Geo-owned land, options agreements and the "Land Outsourcing" scheme. Geo controls land bank worth three years of production with a low financial cost and a limited ownership risk.

RESERVA TERRITORIAL -2Q2003

15,862

Propia

Outsourcing de Terrenos

Opcionada

62,774

112,172

FREE CASH FLOW

The Free Cash Flow generation presented an improvement of US $14.3 million over last year, having passed from US $-36.8 million in 2002 to US $-22.5 million in June of this year.


OPERATING FREE CASH FLOW US$
Accumulated Jan - Jun
0.0
-5.0
-10.0
-15.0
-20.0
-25.0
-30.0
-35.0
-40.0
-36.8
-22.5
Jun-02
Jun-03


OPERATING FREE CASH FLOW
Generated in 2Q
4.0
2.0
0.0
-2.0
-4.0
-6.0
-8.0
-10.0
-12.0
2.3
-9.8
Jun-02
Jun-03




Casas GEO

The next table shows the Operating Free Cash Flow statement for the accumulated period of January-June of 2003 versus the same period in 2002:

Accumulated Free Cash Flow Year over Year	Jan-Jun 02	Jan-Jun 03	Change	%	Jan-Jun 02	Jan-Jun 03	Change	%
	(in millions of pesos as of June 30, 2003)				(in millions of US Dollars)			
SOURCES								
EBITDA	500.9	586.7	85.8	17.1%	48.2	56.2	7.9	16.4%
Interest Income	14.1	17.1	3.0	21.1%	1.4	1.6	0.3	20.5%
TOTAL SOURCES	515.1	603.8	88.8	17.2%	49.6	57.8	8.2	16.6%
USES								
Interest Expenses	-223.3	-242.5	-19.2	8.6%	-21.5	-23.2	-1.7	7.8%
Working Capital	-707.2	-335.7	371.5	-52.5%	-68.1	-32.2	36.0	-52.8%
Inventory	98.8	-292.4	-391.1	-396.0%	9.5	-28.0	-37.5	-394.4%
Capex	-40.8	-12.3	28.6	-69.9%	-3.9	-1.2	2.8	-70.1%
Other	-29.8	39.4	69.2	-232.2%	-2.9	3.8	6.6	-231.5%
FX	3.3	0.2	-3.1	-94.6%	0.3	0.0	-0.3	-94.6%
Inflation Adj.	2.3	4.9	2.6	109.6%	0.2	0.5	0.2	108.5%
Taxes	0.0	0.0	0.0	#¡DIV/0!	0.0	0.0	0.0	#¡DIV/0!
TOTAL USES	-896.7	-838.3	58.4	-6.5%	-86.4	-80.3	6.1	-7.0%
FREE CASH FLOW	**-381.6**	**-234.4**	**+147.2**		**-36.8**	**-22.5**	**+14.3**	

The next table shows the Operating Free Cash Flow statement for the 2Q2003 versus 2Q2002:

Accumulated Free Cash Flow Quarter over Quarter	2Q2002	2Q2003	Change	%	2Q2002	2Q2003	Change	%
	(in millions of pesos as of June 30, 2003)				(in millions of US Dollars)			
SOURCES								
EBITDA	260.2	312.0	51.9	19.9%	23.0	30.7	7.8	33.8%
Interest Income	7.3	7.2	-0.1	-1.3%	0.6	0.7	0.1	11.9%
TOTAL SOURCES	267.5	319.3	51.8	19.4%	23.6	31.4	7.8	33.2%
USES								
Interest Expenses	-114.6	-129.7	-15.1	13.2%	-10.1	-12.7	-2.7	26.3%
Working Capital	-267.5	112.7	380.2	-142.1%	-21.9	9.5	31.4	-143.1%
Inventory	9.3	-257.4	-266.7	-2864.8%	0.1	-24.8	-24.9	-21889.1%
Capex	-7.0	-2.7	4.3	-61.2%	-0.4	-0.3	0.1	-23.4%
Other	-18.6	-11.9	6.7	-36.0%	-1.7	-1.0	0.7	-41.9%
FX	1.5	2.3	0.8	54.2%	0.1	0.2	0.1	66.7%
Inflation Adj.	4.4	0.4	-4.0	-91.5%	0.4	0.0	-0.4	-88.7%
Taxes	0.0	0.0	0.0	#¡DIV/0!	0.0	0.0	0.0	#¡DIV/0!
TOTAL USES	-392.6	-286.0	106.6	-27.1%	-33.4	-29.1	4.3	-12.9%
FREE CASH FLOW	**-125.1**	**32.9**	**+158.0**		**-9.8**	**2.3**	**+12.1**	

NET DEBT AND FINANCIAL LIABILITIES STRUCTURE

In accordance with the Management objective of diminishing debt, in the 2Q2003 Net Debt presented an important decrease of -28.1% or $-617.2 million pesos, reaching a level of $1,582.3 million pesos compared to the $2,199.5 million at the end of 2Q2002. In the same manner, total Financial Liabilities presented a decrease of -6.7% compared to the 2Q2002 standing at $ 2,380 million pesos. However, debt reduction would have been 18.4% considering that the company is about to pay down the $300 million pesos maturing in August of 2003.

The Company tapped the local Market in June, issuing P$300 million pesos to refinancing at CETES + 3.75 and five years maturity, to refinance the P$300 million pesos of the Medium Term Notes that the Company issued in June 2000 that matures in August 2003. Considering this issuance, the Company's debt profile was modified to 55.9% short-term and 44.1% long-term financial liabilities.




Casas GEO

The Dollar Exposure of Geo's Debt as of June only represented 3.9% of the total Debt of the Company, while Interest Coverage improved from 2.2 in the 2Q2002 to 2.4 in the 2Q2003, thus reducing the debt risk profile in a significant way.

In addition, the Company has more than $3,845.0 million pesos in lines of credit that are available and not used as a combination of the diverse financial instruments available to Geo. From the $3,845.0 million pesos in lines of credit that are available and not used $2,709.9 million correspond to available lines of credit under the bridge loan financing vehicle while the remaining $1,135.1 million is composed of credits for Land Purchasing, Direct Credits, Commercial Paper, Euro Commercial Paper, the Medium-Term Notes Program, the Certificados Bursátiles Program and Leasing. This availability in lines of credit ensures enough working capital for the Company to build more than 20,000 houses.

Some of the important debt indicators as of June 2003 are:

DEBT INDICATORS	Jun-02	Jun-03	Change	
			Amount	%
Net Debt	2,199.5	1,582.3	(617.2)	-28.1%
Net Debt to Capitalization Ratio	46.4%	35.5%	-10.9	-23.5%
Net Debt to Capitalization Ratio without def. tax	39.2%	28.5%	-10.7	-27.4%
Short-term debt to Total debt	57.4%	55.9%	-1.5	-2.6%
Long-term debt to Total debt	42.6%	44.1%	1.5	3.5%
U.S. Dollar debt to Total debt	10.8%	3.9%	-6.9	-63.8%
Pesos debt to Total debt	89.2%	96.1%	6.9	7.7%
Liquidity (CA / CL)	2.40	2.55	0.1	6.2%
Acid Test (CA - Inv / CL)	1.72	1.71	(0.0)	-1.1%

Composition and average cost of debt per financial instrument during the second quarter of the year, without considering banking commissions, issuance expenses and FOVI, FOVISSSTE and INFONAVIT mortgage calls, was as follows:

TOTAL FINANCIAL LIABILITIES	Jun-03		Average Cost	Average Rates
	Amount	Total %		
Bridge Loans TIIE	924.9	38.8%	TIIE + 2.3	8.7%
Bridge Loans UDIS	25.1	1.1%	UDIS + 9.0	13.4%
Direct Loans	0.0	0.0%	TIIE + 3.0	#¡DIV/0!
Local Commercial Paper	34.0	1.4%	TIIE + 2.25	9.0%
Leasing	4.2	0.2%	TIIE + 1.5	8.2%
Medium Term Notes in Pesos P001	300.0	12.6%	CETES + 4.5	10.8%
Medium Term Notes in Pesos P002, P003 & P004	700.0	29.4%	TIIE + 3.0	9.7%
Certificados Bursatiles	300.0	12.6%	CETES + 3.75	10.1%
Eurocommercial Paper	52.2	2.2%	6.9%	6.8%
Others	41.0	1.7%	9.1%	9.1%
AVERAGE COST OF DEBT	2,381.4	100.0%	9.5%	

It is important to mention that 39.9% of Company's debt is under the "Bridge Loan" financing vehicle. Due to its nature, the bridge loan should be considered as working capital, because of the low risk that it represents for the Company: building execution and collection of the project.

The maturity of a Bridge Loan is always longer than the expected period of time needed to finish and collect the project. The guarantee of each bridge loan is the physical project that it is financing, and the Company signs a new loan for every single project. In addition, the Company's liabilities in the 58 active Bridge Loans are covered 2.8 times by the Accounts Receivable.




Casas GEO

3. - LABOR AND MANAGEMENT

As of June 30, 2003, Corporación Geo had 6,995 eventual workers (labor), representing 3.4% less than in the 2Q2002. In addition, the number of non-unionized administrative and fixed personnel was 3,420 representing an increase of 11.5% in comparison to June 2002. These adjustments are part of the restructuring program initiated in June 2000 to reduce redundancy and improve efficiencies.

4. – SHARE REPURCHASE PROGRAM

With the firm objective of support the stock liquidity, during the second quarter of 2003, 109,700 shares were purchased through the buyback program, while 402,000 shares were sold, leaving a balance of 389,000 shares in the fund. Geo had 103,037,813 shares outstanding as of June 30, 2003.

5.- GEO AFFIRMS THAT HOUSING INSTITUTES ARE ON TRACK UP TO THE FIRST HALF OF 2003

On July 2, 2003, Geo confirmed that the National Housing Institutes – INFONAVIT, FOVISSSTE, SHF – were progressing on a good pace towards meeting their mortgage delivery goals for 2003. As of the end of the first half of the year, the performance of the Housing Institutions was solid and in line with the expectations of the credit goals for 2003.

Luis Orvañanos, President of Geo, commented: "Because of the expected growth of the house building industry, 2003 is a very important year to Geo. The performance of the Housing Institutes in the first half of 2003, allow us to confirm our goal for 2003 of growing between 10-12%, which means selling close to 30,000 houses, of which 65% will be INFONAVIT, 25% SHF / FOVISSSTE, while the remaining 8-10% would be in the middle income segment".

Up to date INFONAVIT has granted 141,000 credits, what is 47% of the annual goal of 300,000 credits, which also represent 133% of accomplishment of its granting mortgages program up to June, what was 105,885 mortgages.

In the case of FOVISSSTE, we have seen a significant recovery, since last year, when only 49,326 credit certificates were issued, and of those, only 12,000 were formalized. The credits left over from last year are being processed for the first half of 2003. FOVISSSTE has granted a total of 112,548 credit certificates as of June 30, and of those, 34,286 have been already formalized. FOVISSSTE is hoping to emit an additional credit call in October of this year.

For the Sociedad Hipotecaria Federal (Federal Mortgage Bank – formerly FOVI), the full-year 2003 goal is 70,000 mortgages, of those 25,000 have been delivered, what represents 35% of this year goal and a significant improvement compared to the same period of last year.

As far as Commercial Banks are back in the mortgage market, a similar recovery has been noted, as significant resources are being destined to mortgage credits, and this trend is expected to continue in the next months until reaching the expected 25,000 credits in this year.

Miguel Gómez-Mont, Chief Executive Officer of Geo added: "The performance of the Housing Institutes in the first half of the year gives us confidence that we can achieve our goals for the second half. Year to date, our share price has reflected this positive outlook, however, considering our growth expectations for the coming quarters and that the average 12-month target price of Geo analysts is currently above $43 pesos per share, representing an upside of approximately 35%, we feel optimistic that this positive trend will continue benefiting all of our investors and clients."




Casas GEO

6.- GEO ANNUAL REPORT WINS BRONZE IN 2003 ASTRID AWARDS

On July 15, 2003 - Corporación Geo, was honored with a Bronze Award by the International Academy of Communications Arts and Sciences / MerComm, Inc. in the 13th Annual "Astrid Awards" for outstanding achievement in design communications, in recognition of the excellence in design displayed in its 2002 Annual Report.

Luis Orvañanos, President of Corporación Geo, commented: "This latest award confirms the strong commitment that Corporación Geo has to transparent and effective communication with shareholders and others in the market."

The International Astrid Awards recognize those companies who distinguish themselves in the area of corporate communication. The qualifying jury is made up of over 50 professionals, headed by senior members of 21 of the premier design and publishing firms in the U.S.

Among the elements taken into account in the judging process were: the originality of the visual concept; effectiveness in the use of artistic design; creativity in the use of graphics; successful communication of the character of the company or organization, and/or in reinforcing the brand; and general success in achieving the stated objectives. Only those entries in the top 30% qualified for Gold, Silver, and Bronze Awards. Over 400 entries from 15 countries were included in the 2003 contest.



Luis Orvañanos
Chairman of the Board

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact and Additional Information:

Iván Vela
Director of Finance and Capital Markets
Corporación Geo
Ph. +(52) 55-5480-5071
Fax +(52) 55-5554-6064
ivela@casasgeo.com
www.casasgeo.com

Jorge Pérez / Kenia Vargas
Investor Relations
Corporación Geo
Ph. +(52) 55 5480 5078
Fax +(52) 55 5554 6064
geo_ir@casasgeo.com
www.casasgeo.com




Casas GEO

CORPORACION GEO, S.A. DE C.V.
CONSOLIDATED 2Q2003 INCOME STATEMENT
THOUSANDS OF PESOS AS OF JUNE 30, 2003

	2Q2002		2Q2003		Variation	
Homes Sold	5,634		5,602		(32)	-0.6%
	$	%	$	%	$	%
Revenues	1,231,428	100.0%	1,395,028	100.0%	163,600	13.3%
Cost of Goods Sold	915,932	74.4%	1,023,265	73.4%	107,333	11.7%
Gross Profit	315,496	25.6%	371,763	26.6%	56,267	17.8%
SG&A	136,318	11.1%	152,571	10.9%	16,253	11.9%
Operating Profit	179,178	14.6%	219,192	15.7%	40,014	22.3%
EBITDA	260,163	21.1%	312,033	22.4%	51,870	19.9%
Integral Cost of Financing						
Financial Products	(7,326)	-0.6%	(7,229)	-0.5%	97	-1.3%
Financial Expenses	40,282	3.3%	61,342	4.4%	21,060	52.3%
Foreign Exchange Loss (Gain)	(1,509)	-0.1%	(2,327)	-0.2%	(818)	54.2%
Monetary Loss (Gain)	12,874	1.0%	5,044	0.4%	(7,830)	-60.8%
	44,321	3.6%	56,830	4.1%	12,509	28.2%
Other Net Expenses	5,055	0.4%	2,503	0.2%	(2,552)	-50.5%
Earnings from Continued Op. Before Taxes	129,802	10.5%	159,859	11.5%	30,057	23.2%
Provisions						
Income Taxes	15,985	1.3%	19,596	1.4%	3,611	22.6%
Deferred Taxes	30,554	2.5%	38,927	2.8%	8,373	27.4%
Profit Sharing	(380)	0.0%	266	0.0%	646	-170.1%
Earnings from Continued Operations	83,642	6.8%	101,070	7.2%	17,428	20.8%
Earnings (Loss) from Discontinued Operations	0	0.0%	0	0.0%	0	#¡DIV/0!
Net Profit (loss) before Minoritary Interest	83,642	6.8%	101,070	7.2%	17,428	20.8%
Minority Interest	(363)	0.0%	5,901	0.4%	6,264	-1726.2%
Net Profit (loss)	84,005	6.8%	95,169	6.8%	11,164	13.3%




Casas GEO

CORPORACION GEO, S.A. DE C.V. CONSOLIDATED AND ACCUMULATED JAN-JUN INCOME STATEMENT THOUSANDS OF PESOS AS OF JUNE 30, 2003						
	Jan-Jun 02		Jan-Jun 03		Variation	
Homes Sold	10,820		11,847		1,027	9.5%
	$	%	$	%	$	%
Revenues	2,382,367	100.0%	2,660,193	100.0%	277,826	11.7%
Cost of Goods Sold	1,770,436	74.3%	1,957,690	73.6%	187,254	10.6%
Gross Profit	611,931	25.7%	702,503	26.4%	90,572	14.8%
SG&A	273,340	11.5%	294,925	11.1%	21,585	7.9%
Operating Profit	338,592	14.2%	407,578	15.3%	68,986	20.4%
EBITDA	500,927	21.0%	586,700	22.1%	85,773	17.1%
Integral Cost of Financing						
Financial Products	(14,143)	-0.6%	(17,127)	-0.6%	(2,984)	21.1%
Financial Expenses	80,079	3.4%	108,027	4.1%	27,948	34.9%
Foreign Exchange Loss (Gain)	(3,283)	-0.1%	(178)	0.0%	3,105	-94.6%
Monetary Loss (Gain)	33,497	1.4%	11,536	0.4%	(21,961)	-65.6%
	96,149	4.0%	102,258	3.8%	6,109	6.4%
Other Net Expenses	12,493	0.5%	4,563	0.2%	(7,930)	-63.5%
Earnings from Continued Op. Before Taxes	229,950	9.7%	300,757	11.3%	70,807	30.8%
Provisions						
Income Taxes	15,186	0.6%	36,861	1.4%	21,675	142.7%
Deferred Taxes	65,770	2.8%	74,952	2.8%	9,182	14.0%
Profit Sharing	4	0.0%	531	0.0%	527	12631.4%
Earnings from Continued Operations	148,989	6.3%	188,411	7.1%	39,422	26.5%
Earnings (Loss) from Discontinued Operations	0	0.0%	0	0.0%	0	#¡DIV/0!
Net Profit (loss) before Minoritary Interest	148,989	6.3%	188,411	7.1%	39,422	26.5%
Minority Interest	(447)	0.0%	11,399	0.4%	11,846	-2648.3%
Net Profit (loss)	149,437	6.3%	177,012	6.7%	27,575	18.5%




Casas GEO

CORPORACION GEO, S.A. DE C.V.
CONSOLIDATED BALANCESHEET
THOUSAND OF PESOS AS OF JUNE 30, 2003

	Jan-Jun 02	Jan-Jun 03	Variation	
			$	%
ASSETS				
CURENT ASSETS				
Cash and Cash Equivalents	350,551	797,354	446,804	127.5%
Account Receivables	3,034,314	2,684,166	-350,148	-11.5%
Inventories	1,485,035	1,935,952	450,916	30.4%
Other Current Assets	401,907	436,829	34,922	8.7%
Other Current Assets From Discontinued Subsidiaries	1,957	0	-1,957	-100.0%
Current Assets >	**5,273,764**	**5,854,301**	**580,537**	**11.0%**
INVESTMENT IN ASSOCIATES	107,527	193,516	85,988	80.0%
NET PROPERTY, PLANT AND EQUIPMENT	710,737	674,524	-36,213	-5.1%
OTHER ASSETS	380,743	208,138	-172,605	-45.3%
OTHER ASSETS FROM DISCONTINUED SUBSIDIARIES	0	0	0	#¡DIV/0!
TOTAL ASSETS>	**6,472,770**	**6,930,478**	**457,708**	**7.1%**
LIABILITIES AND SHAREHOLDER'S EQUITY				
Bank Liabilities	1,464,653	1,331,311	-133,342	-9.1%
Suppliers	527,473	742,579	215,107	40.8%
Accumulated Taxes and Expenses	200,773	221,920	21,147	10.5%
Income Tax and Profit Sharing	5,440	2,213	-3,227	-59.3%
Other Liabilities from Discontinued Subsidiaries	0	0	0	#¡DIV/0!
Current Liabilities >	**2,198,338**	**2,298,024**	**99,686**	**4.5%**
LONG TERM LIABILITIES	1,085,375	1,048,321	-37,054	-3.4%
LAND SUPPLIERS	20,756	0	-20,756	-100.0%
Long Term Liabilities >	**1,106,131**	**1,048,321**	**-57,810**	**-5.2%**
Non-Deferred Total Liabilities	**3,304,469**	**3,346,344**	**41,876**	**1.3%**
Diferred Income Tax	632,310	711,297	78,987	12.5%
TOTAL LIABILITIES >	**3,936,779**	**4,057,641**	**120,862**	**3.1%**
SHAREHOLDER'S EQUITY				
Common Stock	110,964	114,792	3,828	3.4%
Reinstated Common Stock	275,572	273,142	-2,430	-0.9%
Effect of Conversion in Foreign Entities	20,373	2,784	-17,590	-86.3%
Premium on Shares Suscription	2,338,398	2,337,900	-498	0.0%
Reserve for Share Repurshase Program	220,819	222,959	2,140	na
Retained Earnings	2,375,494	2,958,935	583,442	24.6%
Period Result	215,208	251,964	36,756	17.1%
Deficiency in Reintated Capital	-2,177,675	-2,217,128	-39,453	1.8%
Majority Shareholder's Equity	**3,379,154**	**3,945,347**	**566,192**	**16.8%**
Minority Shareholder's Equity	32,296	32,147	-149	-0.5%
Minority Equity Discontinued Subsidiaries	960	0	-960	-100.0%
Total Non-Deferred Shareolde's Equity	**3,412,409**	**3,977,493**	**565,084**	**16.6%**
Initial Deferred Tax	-588,170	-592,924	-4,754	0.8%
Deferred Tax in Historical Results	-65,770	-74,952	-9,181	14.0%
Deferred Tax in Accumulated Results	-222,477	-436,781	-214,304	96.3%
Total Tax Liabilities	**-876,418**	**-1,104,657**	**-228,238**	**26.0%**
Total Shareholder's Equity	**2,535,991**	**2,872,837**	**336,846**	**13.3%**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**6,472,770**	**6,930,478**	**457,709**	**7.1%**



Código de Mejores Prácticas Corporativas Corporación Geo - 2001


Casas GEO
Para vivir como quieres

De acuerdo con la definición de la propia Comisión Nacional Bancaria y de Valores, CNBV, el Código de Mejores Prácticas Corporativas busca que las empresas Mexicanas sean transparentes en su Administración y otorguen mayor y mejor información a los inversionistas. De esta manera, el Código establece mecanismos que brindan confianza a los inversionistas potenciales para que las empresas Mexicanas atraigan inversión.

Lo anterior implica que estas empresas están dispuestas a ser transparentes en su Consejo y en fortalecer los derechos de los inversionistas. Este mecanismo permite que sea el propio mercado y no la autoridad quien evalúe a las empresas emisoras. El Código de Mejores Practicas Corporativas se centra en recomendar aspectos referentes a la operación e integración de los Consejos de Administración y a la revelación de información a los accionistas y el mercado en general.

Código de Mejores Prácticas Corporativas de Corporación Geo 2001

A partir de 1999, Corporación Geo comenzó con la implantación del Código de Mejores Prácticas sugerido por la Comisión Nacional Bancaria y de Valores, CNBV, y la Bolsa Mexicana de Valores, BMV

La implementación de este Código de Mejores Prácticas ha resultado en un proceso gradual, en el cual año con año la Administración de la empresa, por medio de su Consejo de Administración, ha logrado apegarse de una manera más adecuada y fiel a los diferentes aspectos del Código.

A continuación se presenta el formulario sobre apego al Código de Mejores Prácticas presentado por la empresa en el año 2001. Cabe señalar que muchos aspectos sobre este Código que no se cubrían en el 2001, han sido totalmente implantados en la empresa durante el año 2002, como son la creación de los Comités de Auditoria, Compensación, Finanzas y Planeación, los cuales son presididos por Consejeros Independientes del Consejo de Administración de la empresa.

FUNCIONES Y ESTRUCTURA DEL CONSEJO DE ADMINISTRACIÓN

Pregunta tema sobre funciones y estructura del consejo de administración

Respuesta:

FACULTADES DEL CONSEJO DE ADMINISTRACION Las facultades del Consejo de Administración se encuentras reflejadas en los estatutos sociales de la sociedad. El Consejo de Administración tiene las más amplias facultades reconocidas por la Ley a un mandatario general para celebrar todo tipo de contratos y para realizar toda clase de actos y operaciones que por ley o por disposición de los estatutos sociales no estén reservados a la Asamblea de Accionistas, así como para administrar y dirigir los negocios de la Sociedad para realizar todos y cada uno de los objetos sociales de la misma y para representar a la Sociedad ante toda clase de personas y de autoridades, sean éstas judiciales, laborales o administrativas, federales, estatales o municipales.

El Consejo de Administración tiene poder general para pleitos y cobranzas, actos de administración y dominio, en los términos de los tres primeros párrafos del artículo dos mil quinientos cincuenta y cuatro del Código Civil para el Distrito Federal y de los correlativos de los Códigos Civiles para los Estados, gozando aún de aquellas facultades que requieren cláusula especial conforme a la Ley, sin limitación alguna a las cuales se refieren los artículos dos mil quinientos setenta y cuatro, dos mil quinientos ochenta y dos, dos mil quinientos ochenta y siete y dos mil quinientos noventa y tres del Código Civil para el Distrito Federal y sus artículos correlativos de los Códigos Civiles para los Estados.

Los estatutos sociales conceden al Consejo de Administración las siguientes facultades que se enumeran de manera enunciativa pero no limitativa:

1. Articular y absolver posiciones, recusar, comprometer en árbitros o arbitradores, transigir y celebrar convenios judiciales, desistirse aún del juicio de amparo, subastar y aceptar adjudicaciones de bienes, consentir resoluciones judiciales, presentar y ratificar denuncias, querellas y acusaciones de carácter de penal y coadyuvar con el Ministerio Público.
2. Poder general para administrar bienes, con toda clase de facultades administrativas.
3. Poder general para ejercer actos de dominio respecto de todos los bienes muebles e inmuebles y derechos de la Sociedad, sin limitación alguna.
4. Poder para otorgar y suscribir títulos de crédito en los términos de los artículos noveno y décimo de la Ley General de Títulos y Operaciones de Crédito.
5. Poder para otorgar y revocar poderes generales o especiales para pleitos y cobranzas, actos de administración o actos de dominio.
6. Facultades para: (a) Establecer sucursales, oficinas o agencias en cualquier lugar de la República Mexicana y del Extranjero y suprimirlas. (b) Abrir y cancelar cuentas bancarias o con cualquier otro intermediario financiero, así como para hacer depósitos y girar contra ellas. (c) Nombrar y remover libremente a un Presidente Ejecutivo de la Compañía, uno o más Vicepresidentes Ejecutivos, al Director o Gerente General, a otros Directores o Gerentes de la Sociedad y fijarles sus poderes, obligaciones, garantías, atribuciones y emolumentos, y ejercitar estas mismas facultades respecto de los demás funcionarios y apoderados de la Sociedad. (d) Sin perjuicio de las facultades de la Asamblea, nombrar y remover al o a los Auditores Externos de la Sociedad y convenir los honorarios correspondientes. (e) Convocar a las Asambleas Generales de Accionistas proponiendo los asuntos que deban incluirse en el Orden del Día. (f) Delegar las facultades que estime convenientes en cualquier persona, sea o no miembro del Consejo de Administración, o en comités formados por dos o más personas, sean o no miembros de dicho Consejo, y revocar tales delegaciones y determinar, en su caso, los emolumentos correspondientes. (g) Aprobar o autorizar la adquisición, enajenación o el ejercicio de retiro, de las acciones de las empresas en las que participe mayoritariamente la Sociedad.

El Consejo de Administración requerirá la autorización previa de la Asamblea General Ordinaria de Accionistas, en los supuestos siguientes:

1) Cuando el valor de adquisición de las acciones de otra sociedad, en una o varias adquisiciones simultáneas o sucesivas, excede del 20% (veinte por ciento) del capital contable de la Sociedad, según el último estado de posición financiera; no obstante lo anterior, no se requerirá la aprobación de la Asamblea General Ordinaria de Accionistas aquí prevista, cuando las actividades de las empresas de que se adquieran sus acciones, sean coincidentes con las actividades de la Sociedad, referentes a la industria, el comercio o a los servicios.
2) Cuando el valor de una o varias enajenaciones simultáneas o sucesivas de acciones de otras empresas, excedan del 20% (veinte por ciento) del capital contable según el último estado de posición financiera; no se requerirá la autorización previa de la Asamblea General Ordinaria de Accionistas referida, cuando las acciones que se enajenan sean de empresas cuyas actividades industriales, comerciales o de servicios coincidan con las actividades de la Sociedad y no se pierda el control sobre las mismas.
3) Cuando el ejercicio del derecho de retiro, sobre empresas controladas por la Sociedad, en uno o varios actos, simultáneos o sucesivos, el valor del reembolso de acciones exceda del 20% (veinte por ciento) del capital contable de la Sociedad según el último estado de posición financiera; sin embargo, no será necesaria la autorización previa de la Asamblea General Ordinaria, cuando se ejerza el derecho de retiro en empresas con actividades industriales, comerciales o de servicios similares a la Sociedad y no se pierda el control sobre aquellas. (h) Determinar el sentido en que deben ser emitidos los votos, en las Asambleas Generales Ordinarias y Extraordinarias de las empresas en las que la Sociedad detente la mayoría de las acciones. (i) En su caso, aprobar la adquisición de acciones de la Sociedad, así como su posterior colocación entre el público inversionista. Esta facultad no podrá delegarla el Consejo de Administración a ningún comité, persona o funcionario de la Sociedad. Es facultad del Consejo de Administración el resolver sobre la adquisición y posterior colocación de acciones propias.

ESTRUCTURA DEL CONSEJO DE ADMINISTRACIÓN El Consejo de Administración de Geo está integrado por 11 consejeros propietarios y 4 suplentes los cuales se eligen anualmente en la Asamblea General Ordinaria de Accionistas y son responsables de la administración y la estrategia de negocio de la Sociedad.

Los estatutos de Geo establecen que el Consejo de Administración debe consistir de por lo menos 5 miembros. Los miembros del Consejo de Administración no requieren ser accionistas. Durarán en su cargo un año y podrán ser reelectos.

De conformidad con las leyes mexicanas, Geo debe tener por lo menos un comisario propietario, quien es elegido por los accionistas en la Asamblea General Ordinaria de Accionistas. La función principal del comisario es informar a los accionistas de Geo en la Asamblea General Anual Ordinaria de Accionistas la precisión de los estados financieros presentados por el Consejo de Administración. De conformidad con las leyes mexicanas, el comisario también está facultado para: (i) convocar a Asambleas Ordinarias o Extraordinarias de Accionistas; (ii) hacer que se inserten en el orden del día de las Asambleas de Accionistas o en las sesiones del Consejo de Administración los puntos que considere pertinentes; (iii) asistir a las Asambleas de Accionistas o a las sesiones del Consejo de Administración con voz pero sin voto, a las cuales deberán ser citados; y (iv) en general, vigilar ilimitadamente y en cualquier tiempo las operaciones de la Compañía. El comisario también puede solicitar informes mensuales al Consejo de Administración en relación con aspectos importantes relativos a los asuntos de la Compañía, incluida la situación financiera.

Actualmente el Consejo de Administración de Corporación GEO, S.A. de C.V. está conformado por un 55% de consejeros propietarios internos y un 45% de consejeros propietarios externos. Dentro de los 11 consejeros del Consejo de Administración existen 5 consejeros patrimoniales y 6 consejeros no patrimoniales.

En cuanto a los órganos intermedios que auxilian al Consejo de Administración de la empresa a cumplir con sus funciones, la compañía cuenta con 4 órganos intermedios principales. El primero en importancia se denomina Comité Ejecutivo y está formado por los consejeros propietarios internos del Consejo de Administración más un consejero suplente también interno. Este Comité Ejecutivo es el encargado de revisar mensualmente todos los temas de relevancia de la sociedad y sus operaciones, así como de definir las estrategias operativas de negocio y verificar su implantación en las subsidiarias que conforman Corporación Geo, S.A. de C.V.

Los siguientes tres órganos intermedios son denominados Comité A, Comité B y Comité C. Cada uno de estos comités es liderado por un consejero propietario patrimonial y por un grupo de cinco a seis directivos de la alta administración de la empresa y especialistas en su ramo de actividad. La finalidad de estos organismos es la de supervisar y controlar de manera mensual, las operaciones de las subsidiarias y la efectividad en la implantación de las políticas y estrategias dictadas por el Consejo de Administración y por el Comité Ejecutivo, bajo una estructura de división y agrupación geográfica.

Sobre la Integración del Consejo de Administración	SI	NO
1)¿El Consejo de Administración está integrado por un número no menor a cinco y no mayor a quince consejeros propietarios? (Principio 2)	X	

Comentarios:

2) *¿Existen únicamente Consejeros Propietarios? (Principio 3)		X

Comentarios:

3) ¿Los consejeros suplentes únicamente pueden suplir a un consejero propietario previamente establecido? (Principio 3)		X

Comentarios:

4) ¿En su caso el consejero propietario sugiere al Consejo la designación de la persona que será su respectivo suplente? (Principio 3)		X

Comentarios:

5) ¿Los consejeros independientes y patrimoniales, en conjunto, constituyen al menos el 40% del Consejo de Administración? (Principio 7)		X

Comentarios:

6) ¿Los consejeros independientes representan cuando menos el 20% del total de consejeros? (Principio 7)	X	

Comentarios:

Los consejeros independientes representan el 45% de los miembros del consejo

7) ¿En el informe anual presentado por el Consejo de Administración se mencionan cuáles consejeros tienen la calidad de independientes y cuáles de patrimoniales? (Principio 8)	X	

Comentarios:
Se revela en el Informe Anual que se entrega a todos los accionistas de la empresa y a los mercados financieros en general, así como en el informe que se reporta a la Bolsa Mexicana De Valores de acuerdo a la circular 11-33

8) ¿Se indica en el informe anual la categoría a la que pertenecen los consejeros patrimoniales? (Principio 8)	X	

Comentarios:
Se revela en el Informe Anual que se entrega a todos los accionistas de la empresa y a los mercados financieros en general, así como en el informe que se reporta a la Bolsa Mexicana De Valores de acuerdo a la circular 11-33

9) ¿En el informe anual del Consejo de Administración se indican los principales cargos de cada consejero a la fecha del informe? (Principio 9)	X	

Comentarios:
Se revela en el Informe Anual que se entrega a todos los accionistas de la empresa y a los mercados financieros en general, así como en el informe que se reporta a la Bolsa Mexicana De Valores de acuerdo a la circular 11-33

Sobre la Estructura del Consejo de Administración	SI	NO
10) ¿El Consejo de Administración realiza las Funciones de Compensación y Evaluación, Auditoría y Planeación y Finanzas? (Principio 10)	X	

Comentarios:
si a través de un órgano intermedio denominado Comité Ejecutivo

11) ¿Los órganos intermedios únicamente están conformados por consejeros propietarios? (Principio 12)		X

Comentarios:
Están conformado por consejeros propietarios, consejeros suplentes y ejecutivos de la alta administración de la empresa

12) ¿Cada órgano intermedio se compone de 3 miembros como mínimo y 7 como máximo? (Principio 13)	X	

Comentarios:

13) ¿Cada consejero independiente, además de cumplir con sus funciones en el Consejo, participa en al menos uno de los órganos intermedios? (Principio 16)		X

Comentarios:

14) ¿El órgano intermedio que se encarga de la función de Auditoría es presidido por un consejero independiente? (Principio 17)		X

Comentarios:
Es presidido por un consejero propietario patrimonial

Sobre la Operación del Consejo de Administración	SI	NO
15) ¿El Consejo de Administración se reúne al menos 4 veces al año? (Principio 18)	X	

Comentarios:
Se reúnen el viernes siguiente a cada reporte trimestral a la Bolsa Mexicana De Valores y en casos extraordinarios.

16) ¿Cuándo menos una de las reuniones del Consejo de Administración está dedicada a la definición de la estrategia de mediano y largo plazo de la sociedad? (Principio 18)	X	

Comentarios:

17) ¿Con acuerdo de al menos el 25% de consejeros, se puede convocar a una sesión de Consejo? (Principio 19)	X	

Comentarios:

18) ¿Los consejeros tienen acceso a toda la información relevante con cuando menos 5 días hábiles a la sesión? (Principio 20)	X	

Comentarios:

19) * ¿Existe algún mecanismo que asegure que los consejeros puedan evaluar cuestiones sobre asuntos estratégicos, aún cuando no reciban la información necesaria con cuando menos 5 días hábiles de anticipación? (Principio 20)		X

Comentarios:

20) * ¿Se induce al consejero nombrado por primera vez, explicándole sus responsabilidades y la situación de la sociedad? (Principio 21)	X

Comentarios:
Se proporciona información por escrito del presente, pasado y futuro de las operaciones de la empresa, entrevistas personales con los principales ejecutivos. junta de recepción y periodo para intercambio de conceptos

21) ¿Los consejeros comunican al Presidente y al Secretario del Consejo cualquier conflicto de interés que implique se deban de abstener de votar y en efecto se abstienen de participar en la deliberación correspondiente? (Principio 22)	X

Comentarios:

22) ¿Los consejeros únicamente utilizan los activos o servicios de la sociedad sólo para el cumplimiento de su objeto social? (Principio 23)	X

Comentarios:

23) ¿En su caso, se definen políticas claras para cuando los consejeros utilicen excepcionalmente los activos de la sociedad para cuestiones personales? (Principio 23)	X

Comentarios:

24) * ¿Los consejeros dedican tiempo a sus funciones asistiendo cuando menos al 70% de las sesiones a las que es convocado? (Principio 24)	X

Comentarios:
Si se cumple con la asistencia y además cada reunión de consejo se dedica entre tres y cuatro horas a la evaluación y análisis de la situación de la empresa y sus prospectos de negocio

25) * ¿Los consejeros mantienen absoluta confidencialidad acerca de los asuntos sociales de los que tienen conocimiento a través de las sesiones a las que asisten? (Principio 25)	X

Comentarios:
Se mantiene la confidencialidad basada en la honorabilidad y profesionalismo de los integrantes del consejo, además de mantener el registro de asistencia y temas abordados en las actas de consejo.

26) ¿Los consejeros propietarios y los consejeros suplentes se mantienen mutuamente informados acerca de los asuntos tratados en las sesiones del consejo? (Principio 26)	X

Comentarios:

27) ¿Se apoya al Consejo de Administración a través de opiniones, recomendaciones y orientaciones que se deriven del análisis del desempeño de la empresa? (Principio 27)	X

Comentarios:

FUNCIÓN DE COMPENSACIÓN Y EVALUACIÓN

Pregunta tema sobre compensación y evaluación

Respuesta:
FUNCIÓN DE EVALUACIÓN Y COMPENSACIÓN Dentro de los órganos intermedios que apoyan al Consejo de Administración a cumplir con sus funciones de Evaluación y Compensación, la Compañía cuenta con el órgano llamado Comité Ejecutivo, mismo que está formado por los consejeros propietarios internos del Consejo de Administración más un consejero suplente también interno.

Este Comité Ejecutivo es el encargado de revisar semestralmente los temas relacionados con el nombramiento, contratación y promoción de funcionarios de alto nivel, las estructuras generales de compensación, tanto de los funcionarios de alto nivel como de la base de empleados de la Sociedad. Con el apoyo del área de Recursos Humanos de la empresa, se encarga de forma anual de definir las estrategias operativas de recursos humanos y de verificar su implantación en las subsidiarias que conforman Corporación Geo, S.A. de C.V.

28) ¿El órgano intermedio que realiza las funciones de Evaluación y Compensación revisa que las condiciones de contratación de ejecutivos de alto nivel y que los pagos probables por separación de la sociedad, se	X

apeguen a lineamientos aprobados por el Consejo? (Principio 29)

Comentarios:

Para cumplir con esta función el consejo de administración se apoya en los análisis y propuestas del comité ejecutivo y los comités a, b y c

29) ¿La estructura y las políticas utilizadas para la determinación de los paquetes de consejeros y funcionarios son reveladas? (Principio 30)	X

Comentarios:

Es revelada la estructura operativa de compensación de acuerdo con las resolución de la asamblea General Ordinaria De Accionistas de 1997

FUNCIÓN DE AUDITORÍA

Pregunta tema sobre función de auditoría

Respuesta:

FUNCIÓN DE AUDITORÍA Dentro de los órganos intermedios que apoyan al Consejo de Administración a cumplir con sus funciones de auditoría y seguimiento, la Compañía cuenta con el órgano llamado Comité Ejecutivo, mismo que está formado por los consejeros propietarios internos del Consejo de Administración más un consejero suplente también interno y con el apoyo del área de Auditoría Interna de la empresa, misma que es presidida por uno de los consejeros patrimoniales de la compañía.

Este Comité Ejecutivo y el área de auditoría interna es el encargado de recomendar de forma anual al Consejo de Administración la designación del despacho de auditoría externa, así como los candidatos y perfiles profesionales de las personas asignadas a la auditoría de la empresa. Del mismo modo, se apoya directamente al Consejo de Administración en sus funciones de evaluación y seguimiento de los objetivos de auditoría, así como asegurar la independencia de los auditores externos. Este organismo apoya también al Consejo en la validación de la información financiera con la cual se dirige la sociedad y la cual se hace pública a los mercados financieros.

Finalmente, se encarga también del estudio y definición de las principales políticas contables de la empresa, así como del análisis, implantación y evaluación de efectos de cualquier nueva política contable a aplicar, así como del aseguramiento del cumplimiento de todos los ordenamientos financieros, fiscales, legales y contables a los cuales la empresa se debe atener.

30) ¿Los ingresos del auditor externo así como de cualquier otra revisión externa, provenientes de llevar a cabo la auditoría de la sociedad, representan un porcentaje igual o menor al 20% de los ingresos totales de los despachos encargados? (Principio 32)	X	

Comentarios:

31) ¿La rotación del socio que dictamina a la sociedad es de al menos cada 6 años? (Principio 33)		X

Comentarios:

32) ¿La persona que firma el dictamen de la auditoría a los estados financieros anuales de la sociedad es distinta de aquella que actúa como Comisario? (Principio 34)		X

Comentarios:

33) ¿Se revela información en el Informe Anual acerca del perfil profesional del Comisario de la sociedad? (Principio 35)	X	

Comentarios:

Se revela en el informe anual que se entrega a todos los accionistas de la empresa y a los mercados financieros en general, así como en el informe que se reporta a la Bolsa Mexicana De Valores de acuerdo a la circular 11-33

34) ¿La sociedad cuenta con un área de auditoría interna? (Principio 36)	X	

Comentarios:

35) ¿El órgano intermedio que se encarga de realizar la función de Auditoría somete las políticas contables a la aprobación del Consejo? (Principio 37)	X	

Comentarios:

36) ¿El órgano intermedio que se encarga de la función de Auditoría se cerciora si la información financiera pública intermedia se elabora de acuerdo con los mismos principios, criterios y prácticas con los que se elaborarán los informes anuales? (Principio 39)	X	

Comentarios:

37) ¿Existe un sistema de control interno? (Principio 41)	X

Comentarios:

38) ¿Se someten a la aprobación del Consejo los lineamientos generales del sistema de control interno? (Principio 41)	X

Comentarios:

39) ¿El órgano intermedio que se encarga de la función de Auditoría evalúa y emite una opinión acerca de la efectividad del sistema de control interno? (Principio 42)	X

Comentarios:

40) ¿Los auditores externos validan la efectividad del sistema de control interno y emiten un reporte respecto a dichos controles? (Principio 43)	X

Comentarios:

41) ¿El órgano intermedio que se encarga de la función de Auditoría verifica que existan controles que permitan determinar si la sociedad cumple con las disposiciones que le son aplicables y lo reporta periódicamente al Consejo? (Principio 44)	X

Comentarios:

42) ¿La revisión del cumplimiento de todas las disposiciones aplicables se lleva a cabo cuando menos una vez al año? (Principio 44)	X

Comentarios:

43) ¿Se informa periódicamente al Consejo de Administración acerca de la situación legal de la misma? (Principio 45)	X

Comentarios:

FUNCIÓN DE FINANZAS Y PLANEACIÓN

Pregunta tema sobre finanzas y planeación

Respuesta:

FUNCIÓN DE FINANZAS Dentro de los órganos intermedios que apoyan al Consejo de Administración a cumplir con sus funciones de Evaluación y Compensación, la Compañía cuenta con el órgano llamado Comité Ejecutivo, mismo que está formado por los consejeros propietarios internos del Consejo de Administración más un consejero suplente también interno y con el apoyo del área de Finanzas y Administración de la empresa, misma que es presidida por uno de los consejeros suplentes internos de la compañía.

Este Comité Ejecutivo, apoyado por el área de Finanzas es el encargado de definir las estrategias financieras de largo y corto plazo de la empresa, de manera anual y con revisiones trimestrales de avances y/o adecuaciones. Así mismo, es el órgano encargado de la definición y validación de los presupuestos anuales de las empresas y de las políticas y estrategias de inversión y financiamiento del negocio. Es función de este organismo, en combinación con los comités A, B y C, el seguimiento mensual de los renglones financieros, presupuestales y de planeación estratégica de cada una de las subsidiarias.

Finalmente, se encarga también del establecimiento de las estrategias de diversificación de instrumentos financieros, las relaciones de negocio con las instituciones financieras nacionales e internacionales, así como de la definición de la comunicación con los inversionistas de la empresa y el mercado financiero en general.

44)¿El órgano intermedio que se encarga de la función de Finanzas y planeación emite una evaluación acerca de la viabilidad de las principales inversiones y transacciones de financiamiento de la sociedad? (Principio47)	X

Comentarios:

	SI	NO
45) ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación evalúa periódicamente la posición estratégica de la sociedad de acuerdo a lo estipulado en el plan estratégico? (Principio 48)	X	

Comentarios:

	SI	NO
46) ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación apoya al Consejo vigilando la congruencia de las políticas de inversión y de financiamiento con la visión estratégica de la sociedad? (Principio 49)	X	

Comentarios:

	SI	NO
47) ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación apoya al Consejo revisando las proyecciones financieras de la sociedad asegurando su congruencia con el plan estratégico de la sociedad? (Principio 50)	X	

Comentarios:

ASAMBLEA GENERAL DE ACCIONISTAS
DERECHOS DE ACCIONISTAS

i) Sobre la Información y Orden del Día de la Asamblea de Accionistas	SI	NO
1) ¿Se omitió de la Orden del Día de las Asambleas el punto referente a 'Asuntos Varios'? (Principio 51)	X	

Comentarios:

	SI	NO
2) ¿Se evitó la agrupación de asuntos relacionados con diferentes temas en un solo punto del Orden del Día? (Principio 51)	X	

Comentarios:

	SI	NO
3) ¿Toda la información sobre cada punto del orden del día de la Asamblea de Accionistas está disponible con 15 días de anticipación? (Principio 52)	X	

Comentarios:

	SI	NO
4) ¿Se facilita a los accionistas con algún formulario que contenga en detalle la información y posibles alternativas de voto sobre los asuntos del orden del día, para que puedan girar instrucciones a sus mandatarios? (Principio 53)	X	

Comentarios:

	SI	NO
5) ¿Dentro de la información que se entrega a los accionistas, se incluye la propuesta de integración del Consejo de Administración, acompañado de información referida al perfil profesional de los candidatos? (Principio 54)		X

Comentarios:

	SI	NO
6) ¿El Consejo de Administración incluye en su informe anual a la Asamblea aspectos relevantes de los trabajos de cada órgano intermedio y los nombres de sus integrantes? (Principio 55)		X

Comentarios:

	SI	NO
7) ¿Los informes de cada órgano intermedio presentados al Consejo están a disposición de los accionistas junto con el material para la Asamblea? (Principio 55)		X

Comentarios:

	SI	NO
8) ¿La sociedad cuenta con políticas, mecanismos y personas responsables para informar a los inversionistas y mantener cauces de comunicación con los accionistas e inversionistas potenciales? (Principio 56)	X	

Comentarios:
Si existe una Dirección Corporativa De Relación Con Inversionistas la cual depende directamente de la Presidencia y Vicepresidencia Ejecutiva reporta a la Bolsa Mexicana De Valores de acuerdo a la circular 11-33

PREGUNTA OPCIONAL

Prácticas de Gobierno Corporativo Adicionales

Respuesta:

Prácticas de Gobierno Corporativo Adicionales a las Recomendadas: Derechos accionarios "Tag-Along": Recientemente el Consejo de Administración de la Compañía acordó en otorgar de forma unilateral a todos los accionistas de la empresa un derecho accionario que comúnmente se conoce como "Tag-Along". Mediante está iniciativa, el Consejo de Administración acordó que en el caso de recibir y aceptar una oferta de compra, considerada justa y adecuada, sobre la participación de sus consejeros patrimoniales en las acciones de la empresa, esta oferta deberá ser extensiva, por parte del grupo adquirente, a todos los accionistas de la empresa, de manera que tanto los accionistas minoritarios como el grupo de control, tengan la oportunidad de participar de dicha oferta y vender sus acciones al mismo precio y bajo las mismas condiciones.

La aprobación de esta iniciativa por parte del Consejo de Geo para la protección de accionistas minoritarios, confirma el liderazgo de la empresa y posiciona a la empresa como una de las primeras, sino la única empresa pública en México, en implementar este tipo de mecanismos protectores de los intereses de accionistas minoritarios.

Estructura del Consejo de Administración: El Consejo de Administración de Geo está integrado por 11 consejeros propietarios y 4 suplentes los cuales se eligen anualmente en la Asamblea General Ordinaria de Accionistas y son responsables de la administración de los negocios de la Compañía. De los 11 consejeros propietarios, el 45% son consejeros externos, mientras que el restante 55% son consejeros internos.

Institucionalización del Consejo de Administración y Órganos Intermedios Actualmente, no existen relaciones familiares entre los integrantes del Consejo de Administración ni entre los integrantes de los órganos intermedios. De la misma forma, tampoco existen relaciones familiares entre los actuales accionistas de la empresa que detenten una posición accionaria mayor al 0.5% de las acciones en circulación de la compañía.

Finalmente, no existe ningún conflicto de intereses entre los Consejeros patrimoniales del Consejo de Administración o entre los miembros de los órganos intermedios y la compañía.

Código de Mejores Prácticas Corporativas Corporación Geo - 2002


Casas GEO



De acuerdo con la definición de la propia Comisión Nacional Bancaria y de Valores, CNBV, el Código de Mejores Prácticas Corporativas busca que las empresas Mexicanas sean transparentes en su Administración y otorguen mayor y mejor información a los inversionistas. De esta manera, el Código establece mecanismos que brindan confianza a los inversionistas potenciales para que las empresas Mexicanas atraigan inversión.

Lo anterior implica que estas empresas están dispuestas a ser transparentes en su Consejo y en fortalecer los derechos de los inversionistas. Este mecanismo permite que sea el propio mercado y no la autoridad quien evalúe a las empresas emisoras. El Código de Mejores Practicas Corporativas se centra en recomendar aspectos referentes a la operación e integración de los Consejos de Administración y a la revelación de información a los accionistas y el mercado en general.

Código de Mejores Prácticas Corporativas de Corporación Geo 2002

A partir de 1999, Corporación Geo comenzó con la implantación del Código de Mejores Prácticas sugerido por la Comisión Nacional Bancaria y de Valores, CNBV, y la Bolsa Mexicana de Valores, BMV

La implementación de este Código de Mejores Prácticas ha resultado en un proceso gradual, en el cual año con año la Administración de la empresa, por medio de su Consejo de Administración, ha logrado apegarse de una manera más adecuada y fiel a los diferentes aspectos del Código.

A continuación se presenta el formulario sobre apego al Código de Mejores Prácticas presentado por la empresa en el año 2002. Cabe señalar que muchos aspectos sobre este Código que no se cubrían en el 2001, han sido totalmente implantados en la empresa durante el año 2002, como son la creación de los Comités de Auditoria, Compensación, Finanzas y Planeación, los cuales son presididos por Consejeros Independientes del Consejo de Administración de la empresa.

FUNCIONES Y ESTRUCTURA DEL CONSEJO DE ADMINISTRACIÓN

Pregunta tema sobre funciones y estructura del consejo de administración

Respuesta:

FACULTADES DEL CONSEJO DE ADMINISTRACION Las facultades del Consejo de Administración se encuentran reflejadas en los estatutos sociales de la sociedad. El Consejo de Administración tiene las más amplias facultades reconocidas por la Ley a un mandatario general para celebrar todo tipo de contratos y para realizar toda clase de actos y operaciones que por ley o por disposición de los estatutos sociales no estén reservados a la Asamblea de Accionistas, así como para administrar y dirigir los negocios de la Sociedad para realizar todos y cada uno de los objetos sociales de la misma y para representar a la Sociedad ante toda clase de personas y de autoridades, sean éstas judiciales, laborales o administrativas, federales, estatales o municipales.

El Consejo de Administración tendrá poder general para pleitos y cobranzas, actos de administración y dominio, en los

términos de los tres primeros párrafos del artículo dos mil quinientos cincuenta y cuatro del Código Civil Federal y de los correlativos de los Códigos Civiles de las Entidades Federativas de la República Mexicana , gozando aún de aquellas facultades que requieran cláusula especial conforme a la Ley, sin limitación alguna a las cuales se refieren los artículos dos mil quinientos setenta y cuatro, dos mil quinientos ochenta y dos, dos mil quinientos ochenta y siete y dos mil quinientos noventa y tres del Código Civil Federal y sus artículos correlativos de los Códigos Civiles para las Entidades Federativas de la República Mexicana . De manera expresa se conceden al Consejo de Administración las siguientes facultades que se enumeran de manera enunciativa pero no limitativa:

1. Articular y absolver posiciones, recusar, comprometer en árbitros o arbitradores, transigir y celebrar convenios judiciales, desistirse aún del juicio de amparo, subastar y aceptar adjudicaciones de bienes, consentir resoluciones judiciales, presentar y ratificar denuncias, querellas y acusaciones de carácter de penal y coadyuvar con el Ministerio Público.
2. Poder general para administrar bienes, con toda clase de facultades administrativas.
3. Poder general para ejercer actos de dominio respecto de todos los bienes muebles e inmuebles y derechos de la Sociedad, sin limitación alguna.
4. Poder para otorgar y suscribir títulos de crédito en los términos de los artículos noveno y décimo de la Ley General de Títulos y Operaciones de Crédito.
5. Poder para otorgar y revocar poderes generales o especiales para pleitos y cobranzas, actos de administración, actos de dominio, títulos de crédito, con todas o algunas de las facultades mencionadas en esta cláusula. Asimismo se faculta al Consejo de Administración para sustituir la facultad para otorgar poderes generales y especiales dentro del límite de sus facultades.
6. Facultades para: a) Establecer sucursales, oficinas o agencias en cualquier lugar de la República Mexicana y del Extranjero y suprimirlas. b) Abrir y cancelar cuentas bancarias o con cualquier otro intermediario financiero, así como para hacer depósitos y girar contra ellas. c) Nombrar y remover libremente a un Presidente Ejecutivo de la Compañía, uno o más Vicepresidentes Ejecutivos, al Director o Gerente General, a otros Directores o Gerentes de la Sociedad y fijarles sus poderes, obligaciones, garantías, atribuciones y emolumentos, y ejercitar estas mismas facultades respecto de los demás funcionarios y apoderados de la Sociedad. d) Sin perjuicio de las facultades de la Asamblea, nombrar y remover al o a los Auditores Externos de la Sociedad y convenir los honorarios correspondientes. e) Convocar a las Asambleas Generales de Accionistas proponiendo los asuntos que deban incluirse en el Orden del Día. f) Delegar las facultades que estime convenientes en cualquier persona, sea o no miembro del Consejo de Administración, o en comités formados por dos o más personas, sean o no miembros de dicho Consejo, y revocar tales delegaciones y determinar, en su caso, los emolumentos correspondientes. Será facultad indelegable del Consejo de Administración aprobar: (i) las operaciones que se aparten del giro ordinario de negocios y que pretendan celebrarse entre la sociedad y sus socios, con personas que formen parte de la administración de la sociedad o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario; (ii) la compra o venta del diez por ciento o más del activo; (iii) el otorgamiento de garantías por un monto superior al treinta por ciento de los activos, así como (iv) operaciones distintas de las anteriores que representen más del uno por ciento del activo de la sociedad. Los miembros del Consejo de Administración serán responsables de las resoluciones a que lleguen con motivo de los asuntos a que se refiere el párrafo anterior, salvo en el caso establecido por el artículo 159 de la Ley General de Sociedades Mercantiles. Asimismo, deberán someterse a la opinión del Comité de Auditoría y a la aprobación del Consejo de Administración de la sociedad las operaciones que sus subsidiarias pretendan celebrar con personas relacionadas o que impliquen comprometer su patrimonio en los términos del artículo 14 Bis 3 Fracción IV, inciso d) de la Ley del Mercado de Valores. g) Aprobar o autorizar la adquisición, enajenación o el ejercicio de retiro, de las acciones de las empresas en las que participe mayoritariamente la Sociedad. h) Determinar el sentido en que deben ser emitidos los votos, en las Asambleas Generales Ordinarias y Extraordinarias de las empresas en las que la Sociedad detente la mayoría de las acciones. i) En su caso, aprobar la adquisición de acciones de la Sociedad, así como su posterior colocación entre el público inversionista. Esta facultad no podrá delegarla el Consejo de Administración a ningún comité, persona o funcionario de la Sociedad.

ESTRUCTURA DEL CONSEJO DE ADMINISTRACIÓN El Consejo de Administración de Geo está integrado por 17 consejeros propietarios los cuales se eligen anualmente en la Asamblea General Ordinaria de Accionistas y son responsables de la administración y la estrategia de negocio de la Sociedad.

Los estatutos de Geo establecen que el Consejo de Administración debe consistir de por lo menos 5 miembros. Los miembros del Consejo de Administración no requieren ser accionistas. Durarán en su cargo un año y podrán ser reelectos.

De conformidad con las leyes mexicanas, Geo debe tener por lo menos un comisario propietario, quien es elegido por los accionistas en la Asamblea General Ordinaria de Accionistas. La función principal del comisario es informar a los accionistas de Geo en la Asamblea General Anual Ordinaria de Accionistas la precisión de los estados financieros presentados por el

Consejo de Administración. De conformidad con las leyes mexicanas, el comisario también está facultado para: (i) convocar a Asambleas Ordinarias o Extraordinarias de Accionistas; (ii) hacer que se inserten en el orden del día de las Asambleas de Accionistas o en las sesiones del Consejo de Administración los puntos que considere pertinentes; (iii) asistir a las Asambleas de Accionistas o a las sesiones del Consejo de Administración con voz pero sin voto, a las cuales deberán ser citados; y (iv) en general, vigilar ilimitadamente y en cualquier tiempo las operaciones de la Compañía. El comisario también puede solicitar informes mensuales al Consejo de Administración en relación con aspectos importantes relativos a los asuntos de la Compañía, incluida la situación financiera.

Actualmente el Consejo de Administración de Corporación GEO, S.A. de C.V. está conformado por un 65% de consejeros propietarios relacionados y un 35% de consejeros propietarios independientes. Dentro de los 17 consejeros del Consejo de Administración existen 4 consejeros patrimoniales relacionados, 7 consejeros no patrimoniales relacionados y 6 consejeros no patrimoniales independientes.

En cuanto a los órganos intermedios que auxilian al Consejo de Administración de la empresa a cumplir con sus funciones, la compañía cuenta con 4 órganos intermedios principales. El primero en importancia se denomina Comité Ejecutivo y está formado por 7 consejeros relacionados dentro de los cuales se encuentra el Presidente del Consejo de Administración. Este Comité Ejecutivo es el encargado de revisar mensualmente todos los temas de relevancia de la sociedad y sus operaciones, así como de definir las estrategias operativas de negocio y verificar su implantación en las subsidiarias que conforman Corporación Geo, S.A. de C.V.

La Compañía cuenta con una serie de políticas y procedimientos de control interno que le otorgan la seguridad razonable de que las transacciones se efectúan y registran de conformidad con lo establecido por la administración, así como con los lineamientos generales, criterios y principios de contabilidad aplicables. De conformidad con lo establecido en el Código de Mejores Prácticas Corporativas, se han establecido los siguientes Comités, los cuales, entre otras funciones, se encargan de vigilar el estricto cumplimiento de dichas políticas y procedimientos:

Comité de Auditoria.- Integrado por el C.P. Alfredo Abdeljalek Carrasco como Presidente y el Lic. José Carral Escalante y el C.P. Emilio Cuenca Friederichsen como vocales.

Comité de Valuación y Compensación.- Integrado por el Dr. David Casares como Presidente y el Arq. Luis Orvañanos Lascurain y el Arq. Francisco Arellano como vocales.

Comité de Finanzas y Planeación.- Presidido por el Arq. José Manuel Agudo como Presidente y el Ing. Miguel Gómez Mont, el Arq. Carlos García-Vélez y Cortázar y el C.P. Víctor Segura Gómez como vocales.

También se cuenta con dos órganos intermedios denominados Comité A y Comité B. Cada uno de estos comités es liderado por un consejero relacionado y por un grupo de cinco a seis directivos de la alta administración de la empresa y especialistas en su ramo de actividad. La finalidad de estos organismos es la de supervisar y controlar de manera mensual, las operaciones de las subsidiarias y la efectividad en la implantación de las políticas y estrategias dictadas por el Consejo de Administración y por el Comité Ejecutivo, bajo una estructura de división y agrupación geográfica.

Sobre la Integración del Consejo de Administración	SI	NO
1)¿El Consejo de Administración está integrado por un número no menor a cinco y no mayor a quince consejeros propietarios? (Principio 2)		X

Comentarios:
Actualmente y de acuerdo a la Asamblea General Ordinaria de Accionistas celebrada el pasado 25 de abril del 2003 se definió tener 17 consejeros en el Consejo de Administración.

	SI	NO
2) *¿Existen únicamente Consejeros Propietarios? (Principio 3)	X	

Comentarios:

	SI	NO
3) ¿Los consejeros suplentes únicamente pueden suplir a un consejero propietario previamente establecido? (Principio 3)	X	

Comentarios:
No aplica

	SI	NO
4) ¿En su caso el consejero propietario sugiere al Consejo la designación de la persona que será su respectivo suplente? (Principio 3)	X	

Comentarios:
No aplica

	SI	NO
5) ¿Los consejeros independientes y patrimoniales, en conjunto, constituyen al menos el 40% del Consejo de Administración? (Principio 7)	X	

Comentarios:
Existen 6 consejeros independientes y 4 consejeros patrimoniales

6) ¿Los consejeros independientes representan cuando menos el 20% del total de consejeros? (Principio 7)	X	

Comentarios:
Los consejeros independientes representan el 35% de los miembros del consejo

7) ¿En el informe anual presentado por el Consejo de Administración se mencionan cuáles consejeros tienen la calidad de independientes y cuáles de patrimoniales? (Principio 8)	X	

Comentarios:

8) ¿Se indica en el informe anual la categoría a la que pertenecen los consejeros patrimoniales? (Principio 8)		X

Comentarios:

9) ¿En el informe anual del Consejo de Administración se indican los principales cargos de cada consejero a la fecha del informe? (Principio 9)	X	

Comentarios:

Sobre la Estructura del Consejo de Administración	**SI**	**NO**
10) ¿El Consejo de Administración realiza las Funciones de Compensación y Evaluación, Auditoría y Planeación y Finanzas? (Principio 10)	X	

Comentarios:
Si a través de los órganos denominados: **Comité de Auditoria, Comité de Valuación y Compensación y del Comité de Finanzas y Planeación**

11) ¿Los órganos intermedios únicamente están conformados por consejeros propietarios? (Principio 12)	X	

Comentarios:
Están conformados por consejeros propietarios.

12) ¿Cada órgano intermedio se compone de 3 miembros como mínimo y 7 como máximo? (Principio 13)	X	

Comentarios:
Comité de Auditoria.- Integrado por el C.P. Alfredo Abdeljalek Carrasco como Presidente y el Lic. José Carral Escalante y el C.P. Emilio Cuenca Friederichsen como vocales.

Comité de Valuación y Compensación.- Integrado por el Dr. David Casares como Presidente y el Arq. Luis Orvañanos Lascurain y el Arq. *Francisco Arellano como vocales.*

Comité de Finanzas y Planeación.- Presidido por el Arq. José Manuel Agudo como Presidente y el Ing. Miguel Gómez Mont, el Arq. Carlos García-Vélez y Cortázar y el C.P. Víctor Segura Gómez como vocales.

13) ¿Cada consejero independiente, además de cumplir con sus funciones en el Consejo, participa en al menos uno de los órganos intermedios? (Principio 16)		X

Comentarios:

14) ¿El órgano intermedio que se encarga de la función de Auditoría es presidido por un consejero independiente? (Principio 17)	X	

Comentarios:
Comité de Auditoria.- Integrado por el C.P. Alfredo Abdeljalek Carrasco como Presidente y el Lic. José Carral Escalante y el C.P. Emilio Cuenca Friederichsen como vocales.

Sobre la Operación del Consejo de Administración	**SI**	**NO**
15) ¿El Consejo de Administración se reúne al menos 4 veces al año? (Principio 18)	X	

Comentarios:
Se reúnen el viernes siguiente a cada reporte trimestral a la Bolsa Mexicana De Valores y en casos extraordinarios.

16) ¿Cuándo menos una de las reuniones del Consejo de Administración está dedicada a la definición de la estrategia de mediano y largo plazo de la sociedad? (Principio 18)	X	

Comentarios:
La primera sesión de cada año.

17) ¿Con acuerdo de al menos el 25% de consejeros, se puede convocar a una sesión de Consejo? (Principio 19)	X	

Comentarios:

18) ¿Los consejeros tienen acceso a toda la información relevante con cuando menos 5 días hábiles a la sesión? (Principio 20)	X

Comentarios:
Vía electrónica e impresa con 10 días antes de anticipación.

19) * ¿Existe algún mecanismo que asegure que los consejeros puedan evaluar cuestiones sobre asuntos estratégicos, aún cuando no reciban la información necesaria con cuando menos 5 días hábiles de anticipación? (Principio 20)	X

Comentarios:

20) * ¿Se induce al consejero nombrado por primera vez, explicándole sus responsabilidades y la situación de la sociedad? (Principio 21)	X

Comentarios:
Se proporciona información por escrito del presente y pasado de las operaciones de la empresa así como sus expectativas, entrevistas personales con los principales ejecutivos. junta de recepción y periodo para intercambio de conceptos

21) ¿Los consejeros comunican al Presidente y al Secretario del Consejo cualquier conflicto de interés que implique se deban de abstener de votar y en efecto se abstienen de participar en la deliberación correspondiente? (Principio 22)	X

Comentarios:

22) ¿Los consejeros únicamente utilizan los activos o servicios de la sociedad sólo para el cumplimiento de su objeto social? (Principio 23)	X

Comentarios:

23) ¿En su caso, se definen políticas claras para cuando los consejeros utilicen excepcionalmente los activos de la sociedad para cuestiones personales? (Principio 23)	X

Comentarios:

24) * ¿Los consejeros dedican tiempo a sus funciones asistiendo cuando menos al 70% de las sesiones a las que es convocado? (Principio 24)	X

Comentarios:
Si se cumple con la asistencia y además cada reunión de consejo se dedica entre tres y cuatro horas a la evaluación y análisis de la situación de la empresa y sus prospectos de negocio

25) * ¿Los consejeros mantienen absoluta confidencialidad acerca de los asuntos sociales de los que tienen conocimiento a través de las sesiones a las que asisten? (Principio 25)	X

Comentarios:
Se mantiene la confidencialidad basada en la honorabilidad y profesionalismo de los integrantes del consejo, además de mantener el registro de asistencia y temas abordados en las actas de consejo.

26) ¿Los consejeros propietarios y los consejeros suplentes se mantienen mutuamente informados acerca de los asuntos tratados en las sesiones del consejo? (Principio 26)	X

Comentarios:
A partir del 25 de Abril del 2003 no hay consejeros suplentes

27) ¿Se apoya al Consejo de Administración a través de opiniones, recomendaciones y orientaciones que se deriven del análisis del desempeño de la empresa? (Principio 27)	X

Comentarios:

FUNCIÓN DE COMPENSACIÓN Y EVALUACIÓN

Pregunta tema sobre compensación y evaluación

Respuesta:
FUNCIÓN DE EVALUACIÓN Y COMPENSACIÓN Dentro de los órganos intermedios que apoyan al Consejo de

Administración a cumplir con sus funciones de Evaluación y Compensación, la Compañía cuenta con el órgano llamado Comité de Valuación y Compensación Integrado por el Dr. David Casares como Presidente mismo que es consejero independiente y el Arq. Luis Orvañanos Lascurain y el Arq. Francisco Arellano como vocales que son consejeros relacionados.

Este Comité de Valuación y Compensación es el encargado de revisar semestralmente los temas relacionados con el nombramiento, contratación y promoción de funcionarios de alto nivel, las estructuras generales de compensación, tanto de los funcionarios de alto nivel como de la base de empleados de la Sociedad. Con el apoyo del área de Recursos Humanos de la empresa, se encarga de forma anual de definir las estrategias operativas de recursos humanos y de verificar su implantación en las subsidiarias que conforman Corporación Geo, S.A. de C.V.

28) ¿El órgano intermedio que realiza las funciones de Evaluación y Compensación revisa que las condiciones de contratación de ejecutivos de alto nivel y que los pagos probables por separación de la sociedad, se apeguen a lineamientos aprobados por el Consejo? (Principio 29)	X

Comentarios:
Para cumplir con esta función el consejo de administración se apoya en los análisis y propuestas del comité de Valuación y Compensación así como de los comités a y b.

29) ¿La estructura y las políticas utilizadas para la determinación de los paquetes de consejeros y funcionarios son reveladas? (Principio 30)	X

Comentarios:
La estructura de compensación a consejeros se acuerda anualmente en la Asamblea General Ordinaria de Accionistas

FUNCIÓN DE AUDITORÍA

Pregunta tema sobre función de auditoria

Respuesta:
FUNCIÓN DE AUDITORÍA Dentro de los órganos intermedios que apoyan al Consejo de Administración a cumplir con sus funciones de auditoría y seguimiento, la Compañía cuenta con el órgano llamado Comité de Auditoria integrado por el C.P. Alfredo Abdeljalek Carrasco como Presidente, mismo que es consejero independiente, por el Lic. José Carral Escalante, consejero independiente y el C.P. Emilio Cuenca Friederichsen, consejero relacionado, estos últimos como vocales; además cuenta con el apoyo del área de Auditoría Interna de la empresa.

Este Comité de Auditoría y el área de auditoría interna es el encargado de recomendar de forma anual al Consejo de Administración la designación del despacho de auditoría externa, así como los candidatos y perfiles profesionales de las personas asignadas a la auditoría de la empresa. Del mismo modo, se apoya directamente al Consejo de Administración en sus funciones de evaluación y seguimiento de los objetivos de auditoría, así como asegurar la independencia de los auditores externos. Este organismo apoya también al Consejo en la validación de la información financiera con la cual se dirige la sociedad y la cual se hace pública a los mercados financieros.

Finalmente, se encarga también del estudio y definición de las principales políticas contables de la empresa, así como del análisis, implantación y evaluación de efectos de cualquier nueva política contable a aplicar, así como del aseguramiento del cumplimiento de todos los ordenamientos financieros, fiscales, legales y contables a los cuales la empresa se debe atener.

30) ¿Los ingresos del auditor externo así como de cualquier otra revisión externa, provenientes de llevar a cabo la auditoria de la sociedad, representan un porcentaje igual o menor al 20% de los ingresos totales de los despachos encargados? (Principio 32)	X

Comentarios:

31) ¿La rotación del socio que dictamina a la sociedad es de al menos cada 6 años? (Principio 33)	X

Comentarios:
El cambio se realizó en el 2001

32) ¿La persona que firma el dictamen de la auditoria a los estados financieros anuales de la sociedad es distinta de aquella que actúa como Comisario? (Principio 34)	X

Comentarios:
La persona que firma el dictamen de auditoría es el C.P. Ramón Arturo García Chávez y el la persona que funge como Comisario es el C.P. Joaquín Gómez Alvarez.

33) ¿Se revela información en el Informe Anual acerca del perfil profesional del Comisario de la sociedad? (Principio 35)	X

Comentarios:
Se revela en el reporte anual que se entrega a la Comisión Nacional Bancaria y de Valores y a la Bolsa Mexicana de Valores de acuerdo a la Circular Unica.

34) ¿La sociedad cuenta con un área de auditoría interna? (Principio 36)	X

Comentarios:

35) ¿El órgano intermedio que se encarga de realizar la función de Auditoría somete las políticas contables a la aprobación del Consejo? (Principio 37)	X

Comentarios:

36) ¿El órgano intermedio que se encarga de la función de Auditoría se cerciora si la información financiera pública intermedia se elabora de acuerdo con los mismos principios, criterios y prácticas con los que se elaborarán los informes anuales? (Principio 39)	X

Comentarios:

37) ¿Existe un sistema de control interno? (Principio 41)	X

Comentarios:

38) ¿Se someten a la aprobación del Consejo los lineamientos generales del sistema de control interno? (Principio 41)	X

Comentarios:

39) ¿El órgano intermedio que se encarga de la función de Auditoría evalúa y emite una opinión acerca de la efectividad del sistema de control interno? (Principio 42)	X

Comentarios:

40) ¿Los auditores externos validan la efectividad del sistema de control interno y emiten un reporte respecto a dichos controles? (Principio 43)	X

Comentarios:

41) ¿El órgano intermedio que se encarga de la función de Auditoría verifica que existan controles que permitan determinar si la sociedad cumple con las disposiciones que le son aplicables y lo reporta periódicamente al Consejo? (Principio 44)	X

Comentarios:

42) ¿La revisión del cumplimiento de todas las disposiciones aplicables se lleva a cabo cuando menos una vez al año? (Principio 44)	X

Comentarios:

43) ¿Se informa periódicamente al Consejo de Administración acerca de la situación legal de la misma? (Principio 45)	X

Comentarios:

FUNCIÓN DE FINANZAS Y PLANEACIÓN

Pregunta tema sobre finanzas y planeación

Respuesta:
FUNCIÓN DE FINANZAS Dentro de los órganos intermedios que apoyan al Consejo de Administración a cumplir con sus funciones de Evaluación y Compensación, la Compañía cuenta con el órgano llamado Comité de Finanzas y Planeación presidido por el Arq. José Manuel Agudo como Presidente, consejero independiente, el Ing. Miguel Gómez Mont, consejero relacionado, el Arq. Carlos García-Vélez y Cortázar, consejero relacionado y el C.P. Víctor Segura Gómez, consejero relacionado, *estos últimos fungen como vocales del Comité.* El Comité de Finanzas y Planeación es apoyado por el área de Finanzas y Administración de la empresa.

Este Comité de Finanzas y Planeación, apoyado por el área de Finanzas es el encargado de definir las estrategias financieras de largo y corto plazo de la empresa, de manera anual y con revisiones trimestrales de avances y/o adecuaciones. Así mismo, es el órgano encargado de la definición y validación de los presupuestos anuales de las empresas y de las políticas y estrategias de inversión y financiamiento del negocio. Es función de este organismo, en combinación con los comités A y B, el seguimiento mensual de los renglones financieros, presupuestales y de planeación estratégica de cada una de las subsidiarias.

Finalmente, se encarga también del establecimiento de las estrategias de diversificación de instrumentos financieros, las relaciones de negocio con las instituciones financieras nacionales e internacionales, así como de la definición de la comunicación con los inversionistas de la empresa y el mercado financiero en general.

44)¿El órgano intermedio que se encarga de la función de Finanzas y planeación emite una evaluación acerca de la viabilidad de las principales inversiones y transacciones de financiamiento de la sociedad? (Principio47)	X	

Comentarios:

45) ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación evalúa periódicamente la posición estratégica de la sociedad de acuerdo a lo estipulado en el plan estratégico? (Principio 48)	X	

Comentarios:
Y los resultados de dicha evaluación se reportan en cada junta de Consejo.

46) ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación apoya al Consejo vigilando la congruencia de las políticas de inversión y de financiamiento con la visión estratégica de la sociedad? (Principio 49)	X	

Comentarios:

47) ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación apoya al Consejo revisando las proyecciones financieras de la sociedad asegurando su congruencia con el plan estratégico de la sociedad? (Principio 50)	X	

Comentarios:

ASAMBLEA GENERAL DE ACCIONISTAS
DERECHOS DE ACCIONISTAS

i) Sobre la Información y Orden del Día de la Asamblea de Accionistas	SI	NO
1) ¿Se omitió de la Orden del Día de las Asambleas el punto referente a 'Asuntos Varios'? (Principio 51)	X	

Comentarios:

2) ¿Se evitó la agrupación de asuntos relacionados con diferentes temas en un solo punto del Orden del Día? (Principio 51)	X	

Comentarios:

3) ¿Toda la información sobre cada punto del orden del día de la Asamblea de Accionistas está disponible con 15 días de anticipación? (Principio 52)	X	

Comentarios:
Sí a través de medios electrónicos al momento de la publicación de la Convocatoria.

4) ¿Se facilita a los accionistas con algún formulario que contenga en detalle la información y posibles alternativas de voto sobre los asuntos del orden del día, para que puedan girar instrucciones a sus mandatarios? (Principio 53)	X	

Comentarios:
Sí a través del Formulario de Poder para Votación en Asambleas (Proxy Voting Statement).

5) ¿Dentro de la información que se entrega a los accionistas, se incluye la propuesta de integración del Consejo de Administración, acompañado de información referida al perfil profesional de los candidatos? (Principio 54)		X

Comentarios:

6) ¿El Consejo de Administración incluye en su informe anual a la Asamblea aspectos relevantes de los trabajos de cada órgano intermedio y los nombres de sus integrantes? (Principio 55)	X

Comentarios:

7) ¿Los informes de cada órgano intermedio presentados al Consejo están a disposición de los accionistas junto con el material para la Asamblea? (Principio 55)	X

Comentarios:

En la Asamblea General Ordinaria del 25 de Abril del 2003 se entregó a los accionistas el reporte del Comité de Auditoría.

8) ¿La sociedad cuenta con políticas, mecanismos y personas responsables para informar a los inversionistas y mantener cauces de comunicación con los accionistas e inversionistas potenciales? (Principio 56)	X

Comentarios:

Si existe una Dirección Corporativa de Relación con Inversionistas la cual depende directamente de la Presidencia y Vicepresidencia Ejecutiva, la cuál reporta a la Bolsa Mexicana de Valores de acuerdo a los requerimientos de la Circular Unica.

Contacto e información adicional:

Iván Vela
Director de Finanzas y Mercado de Capitales
Corporación Geo
Tel. +(52) 55-5480-5071
Fax +(52) 55-5554-6064
ivela@casasgeo.com
www.casasgeo.com

Jorge Pérez / Kenia Vargas
Relación con Inversionistas
Corporación Geo
Tel. +(52) 55 5480 5078
Fax +(52) 55 5554 6064
geo_ir@casasgeo.com
www.casasgeo.com

PREGUNTA OPCIONAL

Prácticas de Gobierno Corporativo Adicionales

Respuesta:

Prácticas de Gobierno Corporativo Adicionales a las Recomendadas:

Derechos accionarios "Tag-Along": Recientemente el Consejo de Administración de la Compañía acordó en otorgar de forma unilateral a todos los accionistas de la empresa un derecho accionario que comúnmente se conoce como "Tag-Along". Mediante está iniciativa, el Consejo de Administración acordó que en el caso de recibir y aceptar una oferta de compra, considerada justa y adecuada, sobre la participación de sus consejeros patrimoniales en las acciones de la empresa, esta oferta deberá ser extensiva, por parte del grupo adquirente, a todos los accionistas de la empresa, de manera que tanto los accionistas minoritarios como el grupo de control, tengan la oportunidad de participar de dicha oferta y vender sus acciones al mismo precio y bajo las mismas condiciones.

La aprobación de esta iniciativa por parte del Consejo de Geo para la protección de accionistas minoritarios, confirma el liderazgo de la empresa y posiciona a la empresa como una de las primeras, sino la única empresa pública en México, en implementar este tipo de mecanismos protectores de los intereses de accionistas minoritarios.

Estructura del Consejo de Administración: El Consejo de Administración de Geo está integrado por 17 consejeros propietarios los cuales se eligen anualmente en la Asamblea General Ordinaria de Accionistas y son responsables de la administración de los negocios de la Compañía. De los 17 consejeros propietarios, el 35% son consejeros independientes, mientras que el restante 65% son consejeros relacionados.

Existen documentos de carácter público tales como comunicados de prensa, informes trimestrales, conferencias telefónicas, informes anuales, presentaciones de la Compañía, información bursátil, financiera y eventos corporativos que se pueden consultar en la página Web de Geo: www.casasgeo.com misma que en el 2002 obtuvo múltiples reconocimientos a nivel Nacional e Internacional y que cuenta con un promedio de 600 visitas diarias.

Estructura Accionaria

Geo cumple con el principio de "Una acción, un voto" al contar con sólo una serie accionaria. La primera emisión de acciones de Corporación GEO formó parte de una Oferta Global Simultánea de hasta 12,570,000 acciones representativas del capital social pagado de la compañía. En los Estados Unidos el programa consistió en ofrecer 1,571,250 ADS's (American

Depositary Shares) que representaron 6,285,000 Acciones serie "B", mismas que fueron colocadas entre un número limitado de inversionistas Institucionales reconocidos y acreditados, de conformidad con la Regla 144-A de la Ley del Mercado de Valores de Estados Unidos. 628,500 GDS's (Global Depositary Shares) que representaron 2,514,000 Acciones serie "B" fueron colocadas fuera de los Estados Unidos y México, a través de operaciones extra territoriales de conformidad con la Regulación S de la Ley del Mercado de Valores de Estados Unidos. Todos los tenedores de acciones serie "B", único tipo de capital social en circulación de la empresa, gozan de los mismos derechos de voto. Cada acción serie "B" otorga a su tenedor un voto en cualquier Asamblea de Accionistas de la Compañía. Sujeto a los Términos del Convenio de Depósito, un tenedor de ADS's o GDS's por lo general tendrá el derecho de instruir a la institución depositaria relevante, a que ejerza el voto de las acciones serie "B" representadas por los ADS's y GDS's depositados ante dicha institución, bajo las mismas circunstancias en que los tenedores de las Acciones Serie "B" tienen derecho a voto.

Free Float

El 66% de la Empresa se encuentra cotizando libremente en el Mercado (Free Float).
Geo incrementó su apertura a través de la publicación de sus Resultados Preliminares Trimestrales y estableció una política de igual trato a todos los Inversionistas y Analistas, además de desarrollar su Website de relación con Inversionistas, mismo que ha sido acreedor de varios premios.
Desde hace más de un año Geo realiza la práctica de publicar resultados preliminares cada trimestre, esto es, con el fin de dar una mejor y oportuna orientación al mercado sobre los resultados de cada trimestre. La primera semana después de terminar cada trimestre.

Finalmente, no existe ningún conflicto de intereses entre los Consejeros patrimoniales del Consejo de Administración o entre los miembros de los órganos intermedios y la compañía.

CONVOCATORIA

Por acuerdo del Consejo de Administración de CORPORACION GEO, S.A. DE C.V. adoptado en su sesión celebrada el día 8 de marzo de 2002, se convoca en Primera Convocatoria a los accionistas de la sociedad, a la Asamblea General Ordinaria que se llevarán a cabo el viernes 26 de abril de 2002, a las 10:00 horas, en la calle Margaritas número 433, Colonia Ex Hacienda de Guadalupe Chimalistac, Delegación Alvaro Obregón, C.P. 01050, en esta ciudad de México, para desahogar el siguiente Orden del Día:

ORDEN DEL DÍA
ASAMBLEA GENERAL ORDINARIA

I. Presentación del Informe Anual del Consejo de Administración a que se refiere el enunciado general del artículo 172 de la Ley General de Sociedades Mercantiles, por el ejercicio social comprendido del 1 de enero al 31 de diciembre de 2001.
II. Discusión y aprobación o modificación, en su caso, de los estados financieros de la sociedad al 31 de diciembre de 2001, previa lectura del informe del Comisario.
III. Resolución sobre la ratificación de los actos realizados por el Consejo de Administración durante el ejercicio social terminado al 31 de diciembre de 2001.
IV. Aplicación de resultados del ejercicio concluido el 31 de diciembre de 2001.
V. Nombramiento o ratificación, en su caso, de los miembros del Consejo de Administración, Secretario y Comisario de la Sociedad.
VI. Emolumentos para los miembros del Consejo de Administración, Secretario y Comisario.
VII. Designación de Delegados que en su caso formalicen las resoluciones adoptadas por la asamblea.
VIII. Lectura y aprobación, en su caso, del acta de la asamblea.

Para tener derecho a asistir a la Asamblea, los accionistas deberán depositar sus acciones en la Tesorería de la sociedad ubicada en Margaritas #433, Col. Ex Hacienda de Guadalupe Chimalistac, México, D.F. 01050, en horas hábiles (de las 10:00 a las 14:30 horas y de las 17:00 a las 19:00 horas) de lunes a viernes o en cualquier Institución Bancaria de la República Mexicana o del extranjero, o en el o en los organismos creados por el Gobierno Federal para depósito y custodia de acciones colocadas entre el público a través de la Bolsa de Valores. Los depósitos de acciones se comprobarán con los correspondientes títulos o mediante comunicación escrita en original, telegráfica o cablegráfica hecha directamente a la Tesorería de la sociedad por la institución depositaria. Los depósitos deberán hacerse con una anticipación de cuando menos dos días hábiles anteriores a la fecha de celebración de la Asamblea. Los accionistas que hayan depositado sus títulos de acciones en los términos anteriores, recibirán en los horarios y dirección referida la tarjeta de admisión que acredita su derecho de asistir a la Asamblea, a las que podrán concurrir por sí o por medio de apoderado. Las casas de bolsa, al solicitar su tarjeta de admisión deberán presentar un listado que contenga el nombre, domicilio, nacionalidad y número de acciones de cada uno de los accionistas que representen. Los formularios de poderes de representación en Asamblea a que se refiere el Artículo 14 bis 3 fracción VI inciso c) de la Ley del Mercado de Valores se encontrarán a disposición de los accionistas a través de S.D. Indeval y en las oficinas de la sociedad, de conformidad con la legislación mencionada.

México D.F. 4 de abril de 2002.

ARQ. LUIS ORVAÑANOS LASCURAIN
Presidente del Consejo de Administración

FORMULARIO DE PODER PARA LA REPRESENTACION Y EMISION DE VOTO

ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS
CORPORACION GEO, S.A. DE C.V.
26 de abril de 2002

_________________________________, en mi carácter de titular de _________ (___________________________________) acciones Serie "B" nominativas, representativas del capital social de **CORPORACION GEO, S.A. DE C.V.**, confiero a _________________________________, poder especial, pero tan amplio como fuese necesario, conforme a la Ley y a los estatutos sociales de **CORPORACION GEO, S.A. DE C.V.**, para que indistintamente cualquiera de ellos asista en mi nombre y representación a la Asamblea General Ordinaria de Accionistas de **CORPORACION GEO, S.A. DE C.V.** que tendrá lugar a las 10:00 horas del día 26 de abril de 2002, en el domicilio de dicha sociedad ubicado en Margaritas 433, Col. Exhacienda de Guadalupe Chimalistac, Delegación Alvaro Obregón, C.P. 01050 en México, Distrito Federal, de acuerdo con el siguiente

ORDEN DEL DÍA

I. Presentación del Informe Anual del Consejo de Administración a que se refiere el enunciado general del artículo 172 de la Ley General de Sociedades Mercantiles, por el ejercicio social comprendido del 1 de enero al 31 de diciembre de 2001.

II. Discusión y aprobación o modificación, en su caso, de los estados financieros de la sociedad al 31 de diciembre de 2001, previa lectura del informe del Comisario.

III. Resolución sobre la ratificación de los actos realizados por el Consejo de Administración durante el ejercicio social terminado al 31 de diciembre de 2001.

IV. Aplicación de resultados del ejercicio concluido el 31 de diciembre de 2001.

V. Nombramiento o ratificación, en su caso, de los miembros del Consejo de Administración, Secretario y Comisario de la Sociedad.

VI. Emolumentos para los miembros del Consejo de Administración, Secretario y Comisario.

VII. Designación de Delegados que en su caso formalicen las resoluciones adoptadas por la asamblea.

VIII. Lectura y aprobación, en su caso, del acta de la asamblea.

Asimismo se instruye y autoriza al/los apoderado(s) para participar en las discusiones que en su caso se establezcan y para votar por las acciones mencionadas de conformidad con las siguientes instrucciones:

Puntos del Orden del Día	Indicar número total de Acciones	A FAVOR	EN CONTRA	ABSTENCION
I				
II				
III				
IV				
V				
VI				
VII				
VIII				

Comentarios e instrucciones adicionales: (En caso de no utilizar este espacio favor de invalidarlo).

____
____
____
____
____
____
____
____
____
____
____
____
____
____
____
____
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____

Ratifico desde ahora todo lo que el/los apoderado(s) realice(n) legalmente en el ejercicio de este mandato.

____

(nombre y firma del titular de las acciones)

INFORMACIÓN SEGÚN LO DISPUESTO EN LA DISPOSICION SEGUNDA I.A). DE LA CIRCULAR 11-33 DE LA COMISIÓN NACIONAL BANCARIA Y DE VALORES.

RESUMEN DE LAS RESOLUCIONES ADOPTADAS EN LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS DE CORPORACION GEO, S.A. DE C.V. CELEBRADA EL 26 DE ABRIL DE 2002.

En relación con el primer punto del Orden del Día, se tuvo por presentado el informe anual a que se refiere el artículo 172 de la Ley General de Sociedades Mercantiles, relativo al ejercicio social, correspondiente a 2001 en el que se incluyó el informe a que se refiere la resolución séptima de la circular 11-34 emitida por la Comisión Nacional Bancaria y de Valores.

En cuanto al segundo punto del Orden del Día, se adoptaron las siguientes resoluciones

"1. Se tiene por rendido el informe del Comisario en relación con el informe anual que contiene los estados financieros de la sociedad por el ejercicio social terminado al 31 de diciembre de 2001."

"2.- Se aprueba el informe anual a que se refiere el artículo 172 de la Ley General de Sociedades Mercantiles, por el ejercicio social terminado el 31 de diciembre de 2001, incluyendo los estados financieros de la sociedad por dicho ejercicio."

En relación con el tercer punto del Orden del día se adoptó la siguiente resolución:

"Se aprueban y ratifican las operaciones de la sociedad, así como todos y cada uno de los actos realizados por los miembros del Consejo de Administración de la misma, durante el ejercicio social terminado el 31 de diciembre de 2001."

En cuanto al cuarto punto del Orden del Día, se resolvió lo siguiente:

"Aplíquese la utilidad neta por el ejercicio social terminado el 31 de diciembre de 2001, que ascendió a la cantidad de $275'022,000.00 (Doscientos setenta y cinco millones veintidós mil pesos, 00/100 moneda nacional) a la cuenta de utilidades pendientes de aplicación."

Las resoluciones respecto del quinto punto del Orden del Día fueron las siguientes:

"1.- A partir de la fecha de la presente Asamblea, el Consejo de Administración de la sociedad quedará integrado de la siguiente manera:

CONSEJEROS PROPIETARIOS	CARGO
Luis Orvañanos Lascurain	Presidente
Carlos García-Vélez y Cortázar	
Roberto Cruz y Serrano	
Miguel Gómez-Mont Urueta	
Alfredo Abdeljalek Carrasco	
Emilio Cuenca Friederichsen	
José Manuel Agudo Roldan	
José Carral Escalante	

John D. O'Donnell
Francisco Arellano Benitez
David Casares Arrangoiz
Víctor Segura Gómez

CONSEJEROS SUPLENTES
Ricardo Morales Tardos
Antonio González Dueñes
Emilio Cuenca Carrara
Roberto Orvañanos Conde

Los consejeros suplentes de manera rotativa cubrirán las ausencias de cualquiera de los Consejeros Propietarios, excepto tratándose del Presidente, que en sus ausencias será suplido por el Consejero Propietario que determinen por mayoría los Consejeros asistentes a la sesión en la que debe suplirse la ausencia."

"2.- Se ratifica como Secretario de la sociedad al Sr. Tomás Lozano Molina".

"3.- Se ratifica como Pro-secretario de la sociedad a María Eugenia Fernández-Bustelo Ríos."

"4.- Se ratifica el nombramiento del Sr. Joaquín Gómez Alvarez como Comisario de la sociedad."

"5.- Se ratifica al Sr. Ramón Arturo García Chávez como Comisario suplente de la sociedad."

Se hace constar que las personas designadas, aceptaron sus cargos.

Por lo que respecta al sexto punto del Orden del Día se tomó la siguiente resolución:

"Se ratifica el pago de honorarios o emolumentos que se han venido realizando conforme a lo resuelto en la Asamblea General Ordinaria de Accionistas del 12 de julio de 1994, y se aprueba el pago de un honorario o emolumento para los miembros del Consejo de Administración, Propietarios o Suplentes, Comisario o Comisario Suplente y Secretario o Pro-secretario de la sociedad, por su asistencia a las Sesiones del Consejo de Administración de Corporación Geo, S.A. de C.V., por la cantidad que resulte de restar a la misma la retención fiscal respectiva y que dé por resultado el valor de una moneda "centenario", siendo esta remuneración pagadera en dicha moneda o en el valor del "centenario" en moneda nacional de acuerdo a su cotización del día de la celebración de la Sesión respectiva".

En el séptimo punto del Orden del Día se designó delegados a los Señores Luis Orvañanos Lascurain, Miguel Gómez Mont Urueta, Emilio Cuenca Friederichsen y María Eugenia Fernández Bustelo Ríos, para que, en caso de considerarlo conveniente y/o necesario, conjunta o separadamente, comparezcan ante el fedatario público de su elección, a formalizar el contenido del acta de la Asamblea.

CONVOCATORIA

Por acuerdo del Consejo de Administración de CORPORACION GEO, S.A. DE C.V. adoptado en su sesión celebrada el día 7 de marzo de 2003, se convoca en Primera Convocatoria a los accionistas de la sociedad, a las Asambleas Generales Ordinaria y Extraordinaria que se llevarán a cabo el viernes 25 de abril de 2003, a las 10:00 y 11:00 horas, respectivamente, en la calle Margaritas número 433, Colonia Ex Hacienda de Guadalupe Chimalistac, Delegación Alvaro Obregón, C.P. 01050, en esta ciudad de México, para desahogar los siguientes Ordenes del Día:

ORDEN DEL DÍA
ASAMBLEA GENERAL ORDINARIA

I. Presentación del Informe Anual del Consejo de Administración a que se refiere el enunciado general del artículo 172 de la Ley General de Sociedades Mercantiles, por el ejercicio social comprendido del 1 de enero al 31 de diciembre de 2002, que contiene el informe del Comité de Auditoría del Consejo de Administración.
II. Discusión y aprobación o modificación, en su caso, de los estados financieros de la sociedad al 31 de diciembre de 2002, previa lectura del informe del Comisario.
III. Resolución sobre la ratificación de los actos realizados por el Consejo de Administración durante el ejercicio social terminado al 31 de diciembre de 2002.
IV. Aplicación de resultados del ejercicio concluido el 31 de diciembre de 2002.
V. Nombramiento o ratificación, en su caso, de los miembros del Consejo de Administración, Secretario y Comisario de la Sociedad.
VI. Emolumentos para los miembros del Consejo de Administración, Secretario y Comisario.
VII. Designación de Delegados que en su caso formalicen las resoluciones adoptadas por la asamblea.
VIII. Lectura y aprobación, en su caso, del acta de la asamblea.

ORDEN DEL DÍA
ASAMBLEA GENERAL EXTRAORDINARIA

I. Propuesta de reforma integral de los estatutos de la sociedad con la finalidad de dar cumplimiento a las disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores publicadas el 19 de marzo de 2003 y a la Ley del Mercado de Valores.
II. Designación de Delegados que den cumplimiento y formalicen las resoluciones adoptadas por la Asamblea Extraordinaria de Accionistas.
III. Lectura y aprobación, en su caso, del acta de la asamblea.

Para tener derecho a asistir a las Asambleas, los accionistas deberán depositar sus

horarios y dirección referida la tarjeta de admisión que acredita su derecho de asistir a las Asambleas, a las que podrán concurrir por sí o por medio de apoderado. Las casas de bolsa, al solicitar su tarjeta de admisión deberán presentar un listado que contenga el nombre, domicilio, nacionalidad y número de acciones de cada uno de los accionistas que representen. Los formularios de poderes de representación en Asamblea a que se refiere el Artículo 14 bis 3 fracción VI inciso c) de la Ley del Mercado de Valores se encontrarán a disposición de los accionistas a través de S.D. Indeval y en las oficinas de la sociedad, de conformidad con la legislación mencionada.

México D.F. 7 de abril de 2003.

ARQ. LUIS ORVAÑANOS LASCURAIN
Presidente del Consejo de Administración
Corporación Geo, S.A. de C.V.

FORMULARIO DE PODER PARA LA REPRESENTACION Y EMISION DE VOTO

ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS
CORPORACION GEO, S.A. DE C.V.
25 de abril de 2003

________________________________, en mi carácter de titular de ________ (________________________________) acciones Serie "B" nominativas, representativas del capital social de **CORPORACION GEO, S.A. DE C.V.**, confiero a ________________________________, poder especial, pero tan amplio como fuese necesario, conforme a la Ley y a los estatutos sociales de **CORPORACION GEO, S.A. DE C.V.**, para que indistintamente cualquiera de ellos asista en mi nombre y representación a la Asamblea General Ordinaria que se llevará a cabo el viernes 25 de abril de 2003, a las 10:00 horas, en el domicilio de dicha sociedad ubicado en Margaritas 433, Col. Exhacienda de Guadalupe Chimalistac, Delegación Alvaro Obregón, C.P. 01050 en México, Distrito Federal, de acuerdo con el siguiente

ORDEN DEL DÍA
ASAMBLEA GENERAL ORDINARIA

I. Presentación del Informe Anual del Consejo de Administración a que se refiere el enunciado general del artículo 172 de la Ley General de Sociedades Mercantiles, por el ejercicio social comprendido del 1 de enero al 31 de diciembre de 2002, que contiene el informe del Comité de Auditoría del Consejo de Administración.
II. Discusión y aprobación o modificación, en su caso, de los estados financieros de la sociedad al 31 de diciembre de 2002, previa lectura del informe del Comisario.
III. Resolución sobre la ratificación de los actos realizados por el Consejo de Administración durante el ejercicio social terminado al 31 de diciembre de 2002.
IV. Aplicación de resultados del ejercicio concluido el 31 de diciembre de 2002.
V. Nombramiento o ratificación, en su caso, de los miembros del Consejo de Administración, Secretario y Comisario de la Sociedad.
VI. Emolumentos para los miembros del Consejo de Administración, Secretario y Comisario.
VII. Designación de Delegados que en su caso formalicen las resoluciones adoptadas por la asamblea.
VIII. Lectura y aprobación, en su caso, del acta de la asamblea.

Asimismo se instruye y autoriza al/los apoderado(s) para participar en las discusiones que en su caso se establezcan y para votar por las acciones mencionadas de conformidad con las siguientes instrucciones:

Puntos del Orden del Día	Indicar número total de Acciones	A FAVOR	EN CONTRA	ABSTENCION
I				
II				
III				
IV				
V				
VI				
VII				
VIII				

Comentarios e instrucciones adicionales: (En caso de no utilizar este espacio favor de invalidarlo).

____
____
____
____
____
____
____
____
____
____
____
____
____
____
____
____
____
____
____
____
____

Ratifico desde ahora todo lo que el/los apoderado(s) realice(n) legalmente en el ejercicio de este mandato.

____

(nombre y firma del titular de las acciones)

RESUMEN DE LOS ACUERDOS ADOPTADOS EN LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS DE CORPORACION GEO, S.A. DE C.V. CELEBRADA EL 25 DE ABRIL DE 2003.

En relación con el primer punto del Orden del Día, se tuvo por presentado el informe anual a que se refiere el artículo 172 de la Ley General de Sociedades Mercantiles, relativo al ejercicio social, correspondiente a 2002 en el que se incluye el informe del Comité de Auditoría.

En cuanto al segundo punto del Orden del Día se adoptaron las siguientes resoluciones:

"1. Se tiene por rendido el informe del Comisario en relación con el informe anual que contiene los estados financieros de la sociedad por el ejercicio social terminado al 31 de diciembre de 2002."

"2.- Se aprueba el informe anual a que se refiere el artículo 172 de la Ley General de Sociedades Mercantiles, por el ejercicio social terminado el 31 de diciembre de 2001, incluyendo los estados financieros de la sociedad por dicho ejercicio."

"3.- Se tiene por presentado el informe correspondiente del Comité de Auditoría."

En cuanto al tercer punto del Orden del Día se tomó la siguiente resolución:

"Se aprueban y ratifican las operaciones de la sociedad, así como todos y cada uno de los actos realizados por los miembros del Consejo de Administración de la misma, durante el ejercicio social terminado el 31 de diciembre de 2002."

En relación con el cuarto punto del Orden del Día se adoptaron las siguientes resoluciones:

"1. Aplíquese la utilidad neta por el ejercicio social terminado el 31 de diciembre de 2002, que ascendió a la cantidad de $364'648,328.33 (Trescientos sesenta y cuatro millones seiscientos cuarenta y ocho mil trescientos veintiocho pesos, 33/100 moneda nacional) a la cuenta de utilidades pendientes de aplicación."

"2. Se ratifica el acuerdo adoptado en la Asamblea General Extraordinaria de Accionistas del 31 de agosto de 2001 para destinar hasta $200´000,000.00 (doscientos millones de pesos 00/100 M.N.) para el fondo de reserva para la compra de acciones propias, emitidas por la Sociedad, y se acuerda que el monto del Capital Social que podrá afectarse por la aplicación de esta reserva sea tanto como equivalga al número de acciones que en su caso, se adquieran."

En *cuanto al punto cinco del Orden del Día se adoptaron las siguientes* resoluciones:

"1.- A partir de la fecha de la presente Asamblea, el Consejo de Administración de la sociedad quedará integrado de la siguiente manera:

CONSEJEROS PROPIETARIOS	CARGO
Luis Orvañanos Lascurain	Presidente
Carlos García-Vélez y Cortázar	
Roberto Cruz y Serrano	
Emilio Cuenca Friederichsen	
Miguel Gómez-Mont Urueta	
Francisco Arellano Benitez	
Víctor Segura Gómez	
Emilio Cuenca Carrara	
Roberto Orvañanos Conde	
Ricardo Morales Tardos	
Gastón Vives Sarmiento	
Alfredo Abdeljalek Carrasco	
José Carral Escalante	
José Manuel Agudo Roldan	
David Casares Arrangoiz	
Julio Alfonso Millán Bojalil	
Gilberto Pérez Alonso Cifuentes	

"2.- Se ratifica como Secretario de la sociedad al Sr. Tomás Lozano Molina".

"3.- Se ratifica como Pro-secretario de la sociedad a María Eugenia Fernández-Bustelo Ríos."

"4.- Se ratifica el nombramiento del Sr. Joaquín Gómez Alvarez como Comisario de la sociedad."

"5.- Se ratifica al Sr. Ramón Arturo García Chávez como Comisario suplente de la sociedad."

En relación con el sexto punto de la Orden del Día se adoptaron las siguientes resoluciones:

"1. Se ratifica el pago de honorarios o emolumentos que se han venido realizando conforme a lo resuelto en la Asamblea General Ordinaria de Accionistas del 12 de julio de 1994, y se aprueba el pago de un honorario o emolumento para los miembros del Consejo de Administración, Propietarios o Suplentes, Comisario o Comisario Suplente y Secretario o Pro-secretario de la sociedad, por su asistencia a las Sesiones del Consejo de Administración de Corporación Geo, S.A. de C.V., por la cantidad que resulte de restar a la misma la retención fiscal respectiva y que dé por resultado el valor de una moneda "centenario", siendo esta remuneración pagadera en dicha moneda o en el valor del "centenario" en moneda nacional de acuerdo a su cotización del día de la celebración de la Sesión respectiva".

"2. Se aprueba el pago de un honorario o emolumento, adicional al aprobado en el punto 1. anterior, para los miembros del Consejo de Administración que, conforme la definición que hace la Ley del Mercado de Valores, se consideren Consejeros Independientes, por su asistencia a las Sesiones del Consejo de Administración de Corporación Geo, S.A. de C.V., por la cantidad que resulte de restar a la misma la retención fiscal respectiva y que dé por resultado el valor de una moneda "centenario", siendo esta remuneración pagadera en dicha moneda o en el valor

del "centenario" en moneda nacional de acuerdo a su cotización del día de la celebración de la Sesión respectiva".

En desahogo del séptimo punto de la Orden del Día se designaron delegados a los Señores Luis Orvañanos Lascurain, Miguel Gómez Mont Urueta, Emilio Cuenca Friederichsen y María Eugenia Fernández Bustelo Ríos, para que, en caso de considerarlo conveniente y/o necesario, conjunta o separadamente, cualquiera de ellos, en forma enunciativa y no limitativa realicen los siguientes actos: a) Expidan las certificaciones del Acta de la presente Asamblea que en lo general o en lo conducente, se requieran; b) Comparezcan ante el Notario Público de su elección y ante él, realicen todos los actos y firmen todos los documentos que se requieran o fueren necesarios a efecto de formalizar y protocolizar los acuerdos tomados por esta Asamblea o la parte relativa que estime conveniente, así como inscribir en el Registro Público del domicilio de la Sociedad el Testimonio de la Escritura correspondiente o designe a la persona que lo lleve a cabo, y c) En general para que lleven a cabo, por sí o por la persona que designen, cuantos actos sean necesarios para dar cumplimiento como proceda a las resoluciones adoptadas por la Asamblea.

CONVOCATORIA

Por acuerdo del Consejo de Administración de CORPORACION GEO, S.A. DE C.V. adoptado en su sesión celebrada el día 7 de marzo de 2003, se convoca en Primera Convocatoria a los accionistas de la sociedad, a las Asambleas Generales Ordinaria y Extraordinaria que se llevarán a cabo el viernes 25 de abril de 2003, a las 10:00 y 11:00 horas, respectivamente, en la calle Margaritas número 433, Colonia Ex Hacienda de Guadalupe Chimalistac, Delegación Alvaro Obregón, C.P. 01050, en esta ciudad de México, para desahogar los siguientes Ordenes del Día:

ORDEN DEL DÍA
ASAMBLEA GENERAL ORDINARIA

I. Presentación del Informe Anual del Consejo de Administración a que se refiere el enunciado general del artículo 172 de la Ley General de Sociedades Mercantiles, por el ejercicio social comprendido del 1 de enero al 31 de diciembre de 2002, que contiene el informe del Comité de Auditoría del Consejo de Administración.

II. Discusión y aprobación o modificación, en su caso, de los estados financieros de la sociedad al 31 de diciembre de 2002, previa lectura del informe del Comisario.

III. Resolución sobre la ratificación de los actos realizados por el Consejo de Administración durante el ejercicio social terminado al 31 de diciembre de 2002.

IV. Aplicación de resultados del ejercicio concluido el 31 de diciembre de 2002.

V. Nombramiento o ratificación, en su caso, de los miembros del Consejo de Administración, Secretario y Comisario de la Sociedad.

VI. Emolumentos para los miembros del Consejo de Administración, Secretario y Comisario.

VII. Designación de Delegados que en su caso formalicen las resoluciones adoptadas por la asamblea.

VIII. Lectura y aprobación, en su caso, del acta de la asamblea.

ORDEN DEL DÍA
ASAMBLEA GENERAL EXTRAORDINARIA

I. Propuesta de reforma integral de los estatutos de la sociedad con la finalidad de dar cumplimiento a las disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores publicadas el 19 de marzo de 2003 y a la Ley del Mercado de Valores.

II. Designación de Delegados que den cumplimiento y formalicen las resoluciones adoptadas por la Asamblea Extraordinaria de Accionistas.

III. Lectura y aprobación, en su caso, del acta de la asamblea.

Para tener derecho a asistir a las Asambleas, los accionistas deberán depositar sus

horarios y dirección referida la tarjeta de admisión que acredita su derecho de asistir a las Asambleas, a las que podrán concurrir por sí o por medio de apoderado. Las casas de bolsa, al solicitar su tarjeta de admisión deberán presentar un listado que contenga el nombre, domicilio, nacionalidad y número de acciones de cada uno de los accionistas que representen. Los formularios de poderes de representación en Asamblea a que se refiere el Artículo 14 bis 3 fracción VI inciso c) de la Ley del Mercado de Valores se encontrarán a disposición de los accionistas a través de S.D. Indeval y en las oficinas de la sociedad, de conformidad con la legislación mencionada.

México D.F. 7 de abril de 2003.

ARQ. LUIS ORVAÑANOS LASCURAIN
Presidente del Consejo de Administración
Corporación Geo, S.A. de C.V.

FORMULARIO DE PODER PARA LA REPRESENTACION Y EMISION DE VOTO

ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS

CORPORACION GEO, S.A. DE C.V.

25 de abril de 2003

________________________________, en mi carácter de titular de ________ (__________________________________) acciones Serie "B" nominativas, representativas del capital social de **CORPORACION GEO, S.A. DE C.V.**, confiero a ________________________________, poder especial, pero tan amplio como fuese necesario, conforme a la Ley y a los estatutos sociales de **CORPORACION GEO, S.A. DE C.V.**, para que indistintamente cualquiera de ellos asista en mi nombre y representación a la Asamblea General Extraordinaria que se llevará a cabo el viernes 25 de abril de 2003, a las 11:00 horas, en el domicilio de dicha sociedad ubicado en Margaritas 433, Col. Exhacienda de Guadalupe Chimalistac, Delegación Alvaro Obregón, C.P. 01050 en México, Distrito Federal, de acuerdo con el siguiente

ORDEN DEL DÍA
ASAMBLEA GENERAL EXTRAORDINARIA

I. Propuesta de reforma integral de los estatutos de la sociedad con la finalidad de dar cumplimiento a las disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores publicadas el 19 de marzo de 2003 y a la Ley del Mercado de Valores.

II. Designación de Delegados que den cumplimiento y formalicen las resoluciones adoptadas por la Asamblea Extraordinaria de Accionistas.

III. Lectura y aprobación, en su caso, del acta de la asamblea.

Asimismo se instruye y autoriza al/los apoderado(s) para participar en las discusiones que en su caso se establezcan y para votar por las acciones mencionadas de conformidad con las siguientes instrucciones:

Puntos del Orden del Día	Indicar número total de Acciones	A FAVOR	EN CONTRA	ABSTENCION
I				
II				
III				

Comentarios e instrucciones adicionales: (En caso de no utilizar este espacio favor de invalidarlo).

____
____
____
____
____
____
____
____
____
____
____
____
____
____
____
____
____
____
____
____
____

Ratifico desde ahora todo lo que el/los apoderado(s) realice(n) legalmente en el ejercicio de este mandato.

____

(nombre y firma del titular de las acciones)

RESUMEN DE ACUERDOS ADOPTADOS EN LA ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS DE CORPORACION GEO, S.A. DE C.V. CELEBRADA EL 25 DE ABRIL DE 2003.

En cuanto al primer punto del Orden del Día se adoptaron las siguientes resoluciones:

"1. Se reforman íntegramente los estatutos de la sociedad para quedar redactados de la siguiente manera:

ESTATUTOS

DENOMINACION, OBJETO, DURACION Y DOMICILIO

CLAUSULA PRIMERA.- La Sociedad se denominará **"CORPORACION GEO".** Esta denominación irá siempre seguida de las palabras "SOCIEDAD ANONIMA DE CAPITAL VARIABLE", o de su abreviatura, "S.A. DE C.V.".

CLAUSULA SEGUNDA.- La Sociedad tiene por objeto:

1. Participar mayoritariamente en el capital social de otras empresas, en este caso, dichas empresas no podrán participar directa ni indirectamente en el capital de la Sociedad, ni en el capital de otras compañías que participen mayoritariamente en el capital de la Sociedad.

2. Adquirir, acciones, participaciones o parte de interés de otras empresas nacionales o extranjeras, mercantiles o civiles, formando parte en su constitución o adquiriéndolas en las ya constituidas, así como transferir o enajenar tales acciones, participaciones o partes de interés.

3. El comercio en general con toda clase de bienes, en especial de títulos y/o valores emitidos por sociedades mexicanas o extranjeras.

4. Otorgar toda clase de préstamos y créditos, a personas físicas o morales, ya sean mercantiles o civiles, siempre y cuando, dicha actividad no esté reservada a entidades financieras, comprendidas dentro de la Ley de Instituciones de Crédito, la Ley General de Organizaciones Auxiliares del Crédito y cualquier otra disposición reservada a entidades financieras.

5. Contratar préstamos y financiamientos por cualquier medio para los fines sociales y girar toda clase de títulos de crédito, aceptarlos, endosarlos, avalarlos o garantizarlos de cualquier forma, o por cualquier otro concepto suscribirlos, así como garantizar en cualquier forma el cumplimiento y pago de obligaciones a cargo de personas físicas o morales ya sean civiles o mercantiles.

6. Adquirir, enajenar, gravar, arrendar y usar, en cualquier forma y por cualquier título, bienes muebles e inmuebles, así como otros derechos reales y personales, incluyendo patentes, marcas y nombres comerciales y derechos de autor. *En cada caso de adquisición de algún interés en bienes inmuebles que sean* necesarios o convenientes para los objetos sociales, la Sociedad obtendrá los permisos del Gobierno Federal de la República Mexicana que exijan las leyes vigentes y no podrá adquirir por ningún título bienes raíces para fines agrícolas, forestales o ganaderos.

7. Celebrar y llevar a cabo, en la República Mexicana o en el extranjero, por cuenta propia o ajena, toda clase de actos, inclusive actos de dominio, contratos o convenios civiles, mercantiles, principales o de garantía, o de cualquier otra índole que estén permitidos por la Ley.

8. La Sociedad no podrá llevar a cabo ningún tipo de negocios ni podrá contratar con sus accionistas ni con familiares de sus accionistas, así como tampoco con sus subsidiarias y/o afiliadas ni con los accionistas de éstas, sin la autorización previa del Consejo de Administración otorgada mediante resolución adoptada en una Sesión de dicho Consejo.

CLAUSULA TERCERA.- La duración de la Sociedad será de noventa y nueve años, contados a partir del día veintiséis de julio de mil novecientos noventa y cuatro.

CLAUSULA CUARTA.- El domicilio de la Sociedad será la Ciudad de México, Distrito Federal, pero la sociedad podrá establecer sucursales, oficinas o agencias y señalar domicilios convencionales en cualquier otro lugar de la República Mexicana o del Extranjero sin que se entienda cambiado dicho domicilio social.

CAPITAL SOCIAL Y ACCIONES

CLAUSULA QUINTA.- El capital social es variable. El capital social sin derecho a *retiro es la cantidad de* $180,730,519.00 *(Ciento ochenta millones setecientos* treinta mil quinientos diecinueve pesos 00/100 Moneda Nacional), que estará representado por 161'079,308 (ciento sesenta y un millones setenta y nueve mil trescientos ocho) acciones comunes, nominativas sin expresión de valor nominal correspondientes a la Serie "B".

Del capital social se encuentra pagado la cantidad de $114'792,125.00 (Ciento catorce millones setecientos noventa y dos mil ciento veinticinco pesos 00/100 Moneda Nacional); el resto corresponde al capital destinado a hacer frente a la emisión de obligaciones quirografarias necesariamente convertibles en Acciones.

El Consejo de Administración queda facultado para hacer constar el importe del capital social pagado como resultado de la conversión de obligaciones quirografarias convertibles en Acciones.

La parte variable del capital social será por el monto que determine la Asamblea General de Accionistas, y estará representada por acciones comunes, nominativas, sin expresión de valor nominal, correspondientes a la Serie "B". Los aumentos y reducciones del capital social mínimo fijo sin derecho a retiro deberán acordarse en todo caso por la Asamblea General Ordinaria de Accionistas, excepto por lo que se establece en el siguiente párrafo, y deberán protocolizarse las actas respectivas e inscribirse en el Libro de Variaciones de Capital, sin modificar los estatutos, ni requerirse inscripción en el Registro Público de Comercio.

No se requerirá aprobación de la Asamblea de Accionistas, cuando la reducción de la parte variable se derive del ejercicio del derecho de retiro previsto en el Capítulo VIII de la Ley General de Sociedades Mercantiles. En caso de aumento *del capital social, los accionistas tendrán derecho preferente, en proporción al* número de acciones de que sean propietarios, para suscribir dicho aumento.

Los accionistas deberán ejercitar este derecho dentro de los 15 (quince) días naturales siguientes a la publicación en el periódico oficial del domicilio de la sociedad, del acuerdo de la Asamblea sobre el aumento de capital social.

El procedimiento para el ejercicio del derecho de retiro de los tenedores de acciones de la parte variable, además de ceñirse a lo ordenado en los artículos 220 y 221 de la Ley General de Sociedades Mercantiles, se sujetará a que el reembolso correspondiente se pague conforme a lo siguiente:

1. El valor que resulte más bajo de los dos siguientes: El 95% (noventa y cinco por ciento) del valor de cotización en Bolsa, obtenido del precio promedio ponderado por volumen de las operaciones que se hayan efectuado durante los últimos 30 (treinta) días en que se hubieran negociado las acciones de la emisora, previos a la fecha en que el retiro deba surtir sus efectos, durante un período que no podrá ser superior a 6 (seis) meses, o bien, el valor contable de las acciones de acuerdo al balance general correspondiente al cierre del ejercicio inmediato anterior a aquel en que la separación deba surtir sus efectos, previamente aprobado por la Asamblea General Ordinaria de Accionistas.

En caso de que el número de días en que se hayan negociado las acciones durante el periodo señalado en el párrafo anterior sea inferior a 30 (treinta), se tomarán los días que efectivamente se hubieren negociado. En el evento de que las acciones no se negocien en dicho periodo, se tomará el valor contable de las acciones.

2. El pago del reembolso será exigible a la sociedad a partir del día siguiente a la celebración de la Asamblea General Ordinaria de Accionistas que haya aprobado el balance general correspondiente al ejercicio en que el retiro deba surtir sus efectos.

En todos los casos en que se reduzca el capital social, mediante reembolso a los accionistas aún cuando sea la parte variable y por el ejercicio del derecho de retiro a que se refieren los párrafos inmediatos anteriores, se deberán hacer las publicaciones a que se refiere el Artículo Noveno de la Ley General de Sociedades Mercantiles.

CLAUSULA SEXTA.- Las empresas en las cuales la Sociedad tenga la titularidad de la mayoría de las acciones o partes sociales, no deberán directa o indirectamente invertir en acciones de la Sociedad, ni de ninguna otra sociedad que sea accionista mayoritaria de la propia Sociedad, o que sin serlo tengan aquellas conocimientos que es accionista de ésta.

CLAUSULA SEPTIMA.- Mientras las acciones de la sociedad coticen en la Bolsa Mexicana de Valores, S.A. de C.V., y la Asamblea General Extraordinaria de Accionistas resuelva sobre la emisión de acciones de la Serie "L", dicha Serie estará integrada por acciones de voto restringido y otros derechos corporativos limitados, en los términos de estos estatutos, que en ningún momento representarán más del 25% (veinticinco por ciento) del capital social que se coloque entre el público inversionista, del total de acciones que se encuentren colocadas en el mismo, a menos que la Comisión Nacional Bancaria y de Valores

autorice la ampliación de dicho porcentaje cuando el mismo esté representado por acciones sin derecho a voto, con la limitante de otros derechos corporativos o por acciones de voto restringido, que sean convertibles en acciones ordinarias en un plazo no mayor a cinco años, contado a partir de su colocación. Para la determinación de los porcentajes referidos no se considerarán las acciones o títulos fiduciarios que las representen y que, en razón de la nacionalidad del titular, limiten el derecho de voto en cumplimiento de las disposiciones legales aplicables en materia de inversión extranjera.

Las acciones sin derecho a voto no se computarán para efectos de determinar el quórum de las Asambleas de Accionistas, en tanto que las acciones de voto restringido o limitado únicamente computarán para determinar el quórum y las resoluciones en las Asambleas de Accionistas a las que deban ser convocados sus tenedores para ejercer su derecho de voto.

Previa autorización de la Secretaría de Comercio y Fomento Industrial, las acciones Serie "L" de voto restringido y otros derechos corporativos limitados se considerarán inversión neutra, que no se computará para el efecto de determinar el monto y proporción de la participación de inversionistas extranjeros en el capital social, en los términos de lo dispuesto por los artículos 18 y 20 de la Ley de Inversión Extranjera.

Cada acción de la Serie "L" conferirá a su titular exclusivamente los siguientes derechos:

1. Asistir y votar a razón de un voto por acción, única y exclusivamente en las Asambleas Especiales de dicha serie "L".

2. Asistir y votar a razón de un voto por acción, única y exclusivamente, en lo conducente, en las Asambleas Extraordinarias de Accionistas que se reúnan para tratar los siguientes asuntos:

a) Transformación de la Sociedad.

b) Fusión con otra sociedad o sociedades.

c) Escisión de la Sociedad.

d) Disolución anticipada de la Sociedad.

e) Cancelación de la inscripción de las acciones de la Sociedad en la Sección de Valores del Registro Nacional de Valores e Intermediarios y en otras bolsas de valores nacionales o extranjeras en las que se encuentran registrados, excepto de sistemas de cotización u otros mercados no organizados como bolsas de valores, y

f) Reforma a la cláusula decimoprimera de estos estatutos, relativo a la cancelación de la inscripción de las acciones de la Sociedad, en la Sección de Valores del Registro Nacional de Valores e Intermediarios.

3. Designar, sustituir y revocar nombramientos de miembros del Consejo de Administración como sigue:

a) En los términos de lo previsto en la fracción III del artículo 14 Bis 3 de la Ley del Mercado de Valores, toda minoría de tenedores de acciones de la Serie "L" que represente por lo menos un 10% (diez por ciento) del capital social, en una o ambas series accionarias, tendrá derecho de designar, sustituir o revocar, por lo menos, a un Consejero y su respectivo suplente, que únicamente podrá suplir al miembro propietario de que se trate.

Este derecho deberá de ejercitarse mediante notificación por escrito dirigida al Presidente del Consejo de Administración o al Secretario del propio Consejo, que se presente con cuando menos dos días hábiles de anticipación a la fecha en que hubiese sido convocada la Asamblea Ordinaria de Accionistas para designar, ratificar o revocar nombramientos de miembros del Consejo de Administración.

b) A falta de la designación de los dos Consejeros de minorías indicada, en virtud de que las acciones de la Serie "L" no pueden representar más del 25% del capital social, las acciones de la Serie "L" por resolución que sea adoptada por una Asamblea Especial, tendrán derecho de designar, sustituir o revocar el nombramiento de dos Consejeros Propietarios y sus respectivos suplentes; designación, substitución o revocación que se hará por el voto mayoritario de las acciones Serie "L", representadas en la Asamblea Especial de que se trate, y cuya resolución se notificará a la Asamblea Ordinaria de Accionistas en los términos que acuerde la Asamblea Especial correspondiente.

c) A falta de la designación de uno de los dos Consejeros de minorías indicada, en virtud de que las acciones de la Serie "L" no pueden representar más del 25% (veinticinco por ciento) del capital social, las acciones de la Serie "L", por resolución que sea adoptada por una Asamblea Especial, excluyendo tanto para quórum de instalación como para resolución a las acciones de la Serie "L" que hubiesen ejercitado su derecho de minorías a que se refiere el punto a) inmediato

anterior, tendrán derecho de designar, sustituir o revocar el nombramiento de un miembro propietario del Consejo y su respectivo suplente; designación, substitución o revocación que se hará por el voto mayoritario de las acciones Serie "L" representadas en la Asamblea Especial de que se trate, y cuya resolución se notificará a la Asamblea Ordinaria de Accionistas, en los términos que acuerde la Asamblea Especial correspondiente.

4. Los titulares de acciones Serie "L" que representen cuando menos un diez por ciento del capital social, podrán designar un Comisario.

5. Los nombramientos de Consejeros y Comisario nombrados por accionistas de la Serie "L" solo podrán revocarse cuando se revoque el de todos los demás.

6. Siempre que estén liberadas, los mismos derechos patrimoniales o pecuniarios que las acciones comunes u ordinarias, incluyendo sin limitación alguna la participación en las utilidades, dividendos, reembolsos por reducción de capital o por liquidación, amortización con utilidades repartibles o en cualquier otra distribución y el derecho preferente para suscribir proporcionalmente las nuevas acciones que se emitan, para pago en efectivo o en especie, con el fin de mantener su respectiva participación porcentual dentro de dicha Serie "L" y el capital social.

CLAUSULA OCTAVA.- Las acciones en que se divide el capital social se regirán por las siguientes disposiciones:

1. La propiedad de una o más acciones implica la aceptación de las disposiciones de los estatutos y de las resoluciones aprobadas por las Asambleas Generales de Accionistas y el Consejo de Administración.

2. Todas las acciones serán indivisibles, comunes, nominativas, sin expresión de valor nominal, conferirán a sus tenedores iguales derechos y les impondrán las mismas obligaciones. Cada acción no podrá ser representada por más de una persona y otorga el derecho a un voto en cualquier Asamblea de Accionistas.

3. Por acuerdo de la Asamblea General Ordinaria de Accionistas, las acciones representativas del capital social podrán emitirse en series distintas. En caso de que la Sociedad emita diversas series de acciones, los títulos de acciones se numerarán progresivamente dentro de cada serie.

4. Los títulos de acciones se numeran progresivamente, podrán amparar una o más acciones y serán firmados por los consejeros propietarios o suplentes que a

efecto designe el Consejo de Administración, en la inteligencia de que a una de dichas firmas podrá ser impresa o facsímile, siempre y cuando se deposite el original de la firma respectiva en el Registro Público de Comercio en que se haya inscrito la sociedad. Los títulos definitivos contendrán todos los requisitos y menciones a que se refiere el artículo ciento veinticinco de la Ley General de Sociedades Mercantiles en su caso, el artículo setenta y cuatro de la Ley de Mercado de Valores y se transcriban en ellas las disposiciones conducentes de estos estatutos y cualquier otra que requieran las disposiciones legales aplicables.

5. El consejo de administración determinara las denominaciones de los títulos.

6. La sociedad llevará un libro de Registro de Acciones y otro de Registro de Variaciones de capital, en las que anotará respectivamente toda la información a la que se refiere el artículo ciento veintiocho de la Ley General de Sociedades Mercantiles.

6.1. Cuando una persona o grupo de personas pretenda adquirir o adquiera en una o varias operaciones, simultáneas o sucesivas, directa o indirectamente, un 10% (diez por ciento) o más de las acciones que representen el capital social, en un periodo no mayor a 12 (doce) meses, deberán informar al Consejo de Administración y al público inversionista de tal propósito o hecho y en cualquier caso la intención con que se realiza la inversión. En caso de que el accionista o grupo de Accionistas modificare la intención relativa a su inversión en la sociedad, deberá de informarlo de inmediato al Consejo de Administración y al público inversionista, indicando la nueva intención de las adquisiciones accionarias.

6.2. Cuando una persona o un grupo de personas propietarias del 30% (treinta por ciento) o más de las acciones emitidas y pagadas de la sociedad, pretenda adquirir mediante una o varias operaciones, simultáneas o sucesivas, directa o indirectamente, un número de acciones equivalente al 5% (cinco por ciento) o sus múltiplos (esto es cinco, diez, quince, etc. por ciento) de capital social pagado adicional al porcentaje del que ya fuera propietario, deberá solicitar la autorización del Consejo de Administración y avisarlo al público inversionista con cuando menos treinta días naturales, antes de la realización de cada operación. Dicho aviso deberá manifestar la intención con que se pretende realizar dicha inversión. El Consejo de Administración contará con un plazo no mayor a treinta días naturales a partir de que hubiere recibido la solicitud correspondiente para otorgar o negar la autorización que para adquirir acciones se refiere el párrafo anterior.

En el análisis que realice el Consejo de Administración para otorgar o negar la autorización correspondiente, deberá considerar, entre otros criterios:

a) La protección de la sociedad, entendiendo por esto la salvaguarda y el cumplimiento de los compromisos que la sociedad tiene en las diversas comunidades en que opera, incluyendo a los acreedores, proveedores, clientes y autoridades, con quienes está relacionada.

b) La equidad con que en la operación se trata a todos los accionistas de la sociedad, y la protección adecuada a los accionistas que integran el público inversionista.

El Consejo podrá negar la autorización en caso de que la operación en su concepto, no reúna los criterios arriba señalados.

Si durante los treinta días naturales siguientes a la presentación al Consejo de la solicitud de compra, aparecieren otros interesados en adquirir las acciones, el Consejo de Administración podrá extender el periodo para otorgar o negar su autorización para permitir que se facilite un proceso de formación de precio competitivo y se mejore el valor de las ofertas.

Por valor se deberá entender todas las contraprestaciones que se ofrezcan para inducir la realización de la operación e incluirá necesariamente los pagos en efectivo y en especie, además de considerar los términos y condiciones de las ofertas.

El Consejo preferirá en todo caso recomendar aquella oferta que, reuniendo los criterios antes descritos, represente un mayor valor a los accionistas. En caso de que las ofertas contengan elementos diversos, el Consejo podrá contratar a expertos externos que le rindan opiniones contables, legales, financieras y de negocios, que versen sobre la razonabilidad, legalidad y conveniencia a los accionistas de las distintas ofertas y auxilie al Consejo a determinar aquella que represente un mayor valor.

En caso de duda el Consejo de Administración podrá convocar a la Asamblea de Accionistas para que resuelva respecto a la mejor oferta porque represente un mayor valor a los accionistas.

La sociedad no considerará como dueño de las acciones, y por ende, no reconocerá como accionistas, a aquellas personas que no hubieren cumplido los requisitos previstos en este apartado Seis, y en consecuencia, les negará la inscripción en el Libro de Registro.

7. El Libro de Registro de Acciones será encomendado al Secretario de la Sociedad, a no ser que el Consejo de Administración designe otra persona.

En el supuesto de que las acciones de la sociedad se encuentren depositadas en una Institución Para el Depósito de Valores, no se requerirá asentar en el Libro de Registro de Acciones, la numeración y demás particularidades de las acciones, salvo que las mismas otorguen diferentes derechos, en cuyo caso, se anotará la serie y clase que correspondan.

Las constancias que expidan las Instituciones Para el Depósito de Valores y el listado de titulares que formulen los depositantes, servirán para la inscripción en el registro de acciones de la sociedad.

8.Cualquier accionista puede solicitar del Consejo de Administración el cambio de cualquiera de los títulos definitivos ya emitidos a su favor, por uno o más títulos nuevos, siempre y cuando el número total de acciones amparadas por el o por los nuevos títulos sea igual al número total de acciones amparadas por el título cancelado. El costo de cualquier canje de títulos definitivos solicitados por un accionista será por cuenta de dicho accionista.

9. En los casos de pérdida, robo, extravío o destrucción de cualquier título definitivo de acciones, la emisión de un duplicado de tal título estará sujeta a las estipulaciones del capítulo uno, título uno, de la Ley General de Títulos y Operaciones de Crédito y, mientras se expide el título, la Sociedad reconocerá a quien esté inscrito como accionista en el Libro de Registro de Acciones y Capital.

CLAUSULA NOVENA.- En adición a los supuestos expresamente previstos en los Artículos 134 y 136 de la Ley General de Sociedades Mercantiles, la Sociedad *podrá adquirir, a través de la bolsa de valores, acciones representativas de su* propio capital social, en los siguientes términos y condiciones

1. Será facultad del Consejo de Administración designar a una o varias personas responsables de la adquisición y colocación de acciones propias.

2. La adquisición o compra de acciones propias se realizará con cargo al capital contable en tanto pertenezcan dichas acciones a la sociedad o, en su caso, al capital social en el evento de que se resuelva convertirlas en acciones de tesorería, en cuyo supuesto, no se requerirá de resolución de la Asamblea de Accionistas.

3. Corresponderá a la Asamblea General Ordinaria de Accionistas acordar expresamente, para cada ejercicio, el monto máximo de recursos que podrá

destinarse a la compra de acciones propias, con la única limitante de que la sumatoria de los recursos que puedan destinarse a ese fin, en ningún caso exceda el saldo total de las utilidades netas de la sociedad, incluyendo las retenidas.

4. En tanto las acciones pertenezcan a la sociedad, no podrán ser representadas en asambleas de accionistas de cualquier clase.

5. Las acciones propias que pertenezcan a la sociedad o, en su caso, las acciones de tesorería a que se refiere esta cláusula, sin perjuicio de lo establecido por la Ley General de Sociedades Mercantiles, podrán ser colocadas entre el público inversionista, sin que para este último caso, el aumento de capital social correspondiente requiera resolución de Asamblea de Accionistas de ninguna clase, ni del acuerdo del Consejo de Administración tratándose de su colocación.

6. En ningún caso las operaciones de adquisición y colocación de acciones propias podrán dar lugar a que se excedan los porcentajes autorizados conforme la fracción II del artículo 14 Bis 3 de la Ley del Mercado de Valores, tratándose de acciones distintas a las ordinarias, ni a que se incumplan los requisitos de mantenimiento de la inscripción en el listado de valores de la bolsa en que coticen.

7. La adquisición o compra de acciones propias y su posterior colocación estará sujeta a lo dispuesto en la fracción I del artículo 14 Bis 3 de la Ley del Mercado de Valores y deberá realizarse, informarse y revelarse en la información financiera en la forma, términos y condiciones que establezca la Comisión Nacional Bancaria y de Valores mediante disposiciones de carácter general.

INVERSIONISTAS EXTRANJEROS

CLAUSULA DECIMA.- Los socios extranjeros actuales o futuros de la sociedad se obligan formalmente con la Secretaría de Relaciones Exteriores a considerarse como nacionales respecto de las acciones de la Sociedad que adquieran o de que sean titulares, así como de los bienes, derechos, concesiones, participaciones o intereses de que sea titular la Sociedad, o bien de los derechos y obligaciones que deriven de los contratos en que sea parte la propia Sociedad con autoridades mexicanas, y a no invocar, por lo mismo, la protección de sus Gobiernos, bajo la pena, en caso contrario, de perder en beneficio de la Nación las participaciones sociales que hubieren adquirido.

DE LA INSCRIPCIÓN EN EL REGISTRO DE VALORES

CLAUSULA DECIMO PRIMERA.- En el evento de cancelación de la inscripción de las acciones en la Sección de Valores se estará a lo siguiente:

1. Los accionistas que sean titulares de la mayoría de las acciones ordinarias o tengan la posibilidad, bajo cualquier título, de imponer decisiones en las Asambleas Generales de Accionistas o de nombrar a la mayoría de los miembros del Consejo de Administración de la sociedad, se obligan a realizar una oferta pública de compra, previamente a la cancelación.

2. Los accionistas a que se refiere el inciso 1. anterior, se obligan a afectar en un fideicomiso por un período mínimo de 6 (seis) meses, los recursos necesarios para comprar al mismo precio de la oferta las acciones de los inversionistas que no acudieron a ésta, en el evento de que una vez realizada la oferta pública de compra y previo a la cancelación de la Inscripción en el Registro, los mencionados accionistas, no logren adquirir el 100% del capital social pagado.

La oferta pública a que hace referencia esta cláusula, deberá realizarse cuando menos al precio que resulte mayor entre el valor de cotización en Bolsa de conformidad con el párrafo siguiente o el valor contable de la acción de acuerdo al último reporte trimestral presentado a la Comisión Nacional Bancaria y de Valores y a la Bolsa Mexicana de Valores antes del inicio de la oferta, excepto cuando dicho valor se haya modificado de conformidad con criterios aplicables a la determinación de información relevante, en cuyo caso, deberá considerar la información financiera más reciente con que cuente la sociedad.

El valor de cotización en Bolsa será el precio promedio ponderado por volumen de las operaciones que se hayan efectuado durante los últimos 30 (treinta) días en que se hubieran negociado las acciones de la sociedad, previos a la fecha de la oferta, durante un periodo que no podrá ser superior a 6 (seis) meses. En caso de que el número de días en que se hayan negociado las acciones durante el periodo señalado sea inferior a 30 (treinta), se tomarán los días que efectivamente se hubieren negociado. En el evento de que las acciones no se negocien en dicho periodo, se tomará el valor contable de las acciones.

El caso de que la oferta comprenda más de una serie accionaria, el promedio a que hace referencia el párrafo anterior, deberá realizarse por cada una de las

series que se pretenda cancelar, debiendo tomarse como valor de cotización para la oferta pública de todas las series, el promedio que resulte mayor.

El Consejo de Administración, dentro de los cinco días hábiles previos al día de inicio de la oferta, deberá dar a conocer su opinión, respecto a la justificación del precio de la oferta pública de compra, en la que tomará en cuenta los intereses de los accionistas minoritarios a fin de cumplir con lo dispuesto en el artículo 16 (dieciséis), segundo párrafo de la Ley del Mercado de Valores y la opinión del Comité de Auditoría, la que en el evento de que sea contraria, deberá divulgarse. En caso de que el Consejo de Administración se encuentre frente a situaciones que puedan generarle conflicto de interés, la opinión del Consejo deberá estar acompañada de otra emitida por un Experto Independiente seleccionado por el Comité de Auditoría, en la que se haga especial énfasis en la salvaguarda de los derechos de los accionistas minoritarios.

Los accionistas a que se refiere el inciso 1. de esta cláusula, no estarán obligados a llevar a cabo la oferta pública mencionada para la cancelación registral, si se acredita el consentimiento de los accionistas que representen cuando menos el 95% (noventa y cinco por ciento) del capital social mediante acuerdo de Asamblea y que el monto a ofrecer por las acciones colocadas entre el Gran Público Inversionista conforme a lo establecido en esta cláusula sea menor a 300,000 (trescientas mil) unidades de inversión. Lo anterior, en el entendido de que para solicitar y obtener la cancelación, la sociedad deberá constituir el fideicomiso a que hace referencia el inciso 2. (dos) anterior y notificar la cancelación y constitución del fideicomiso a través del sistema electrónico de envío y difusión de información autorizado por la Comisión Nacional Bancaria y de Valores.

Lo previsto en esta cláusula será aplicable tanto a los certificados de participación ordinarios sobre acciones como a los títulos representativos de dos o más acciones de una o más series accionarias de la sociedad.

Los accionistas obligados a realizar la oferta pública, podrán solicitar a la Comisión Nacional Bancaria y de Valores les autorice, considerando la situación financiera y perspectivas de la sociedad, utilizar una base distinta para la determinación del precio a que hace referencia el segundo párrafo de esta fracción, siempre que presenten el acuerdo del Consejo de Administración, previa opinión favorable del Comité de Auditoría, en el que se contengan los motivos por los cuales se estima justificado establecer un precio distinto, acompañado de un informe de Experto Independiente que haga especial énfasis en que el precio es consistente con el artículo 16 de la Ley del Mercado de Valores.

ASAMBLEAS GENERALES DE ACCIONISTAS

CLAUSULA DECIMO SEGUNDA.- La Asamblea General de Accionistas es el órgano supremo de la Sociedad y, en consecuencia, tendrá las más amplias facultades para acordar y ratificar todos los actos y operaciones de la Sociedad.

Sus resoluciones serán obligatorias para todos los accionistas, incluyendo a los accionistas ausentes o disidentes, y serán cumplidas por las personas que ella misma designe y, cuando no se nombre ejecutor especial, por el Presidente del Consejo de Administración.

CLAUSULA DECIMO TERCERA.- Las Asambleas Generales de Accionistas serán Ordinarias, Extraordinarias o Especiales.

Se reunirán en el domicilio de la Sociedad, salvo caso fortuito o de fuerza mayor conforme a las siguientes disposiciones:

1. La Asamblea Ordinaria se reunirá cuando menos una vez al año dentro de los primeros cuatro meses siguientes a la terminación del ejercicio social para tratar cualquiera de los asuntos a que se refieren los Artículos ciento ochenta y ciento ochenta y uno de la Ley General de Sociedades Mercantiles y de cualesquier otros asuntos que de acuerdo a la Ley o a estos estatutos sociales no se encuentren reservados para una Asamblea Extraordinaria.

Las Asambleas Extraordinarias se reunirán cada vez que sea necesario tratar alguno de los asuntos enumerados en el Artículo ciento ochenta y dos de la Ley General de Sociedades Mercantiles, así como las convocados para acordar la cancelación de inscripción de las acciones serie "B" de la sociedad, o de otros valores que se emitan respecto de dichas acciones de la Serie "B", en las secciones de valores o especial del Registro Nacional de Valores e Intermediarios y en bolsas de valores nacionales o extranjeras en las que se encuentran registradas, excepto por sistemas de cotización y otros mercados no organizados como bolsa de valores. Las Asambleas Especiales serán las que se reúnan para tratar asuntos que puedan afectar los derechos de una sola categoría de acciones, así como en los casos a que se refiere el artículo ciento noventa y cinco de la Ley General de Sociedades Mercantiles y estarán sujetas a lo previsto en la presente cláusula.

2. Las Asambleas tanto ordinarias como extraordinarias se celebrarán cuando sean convocadas por el Consejo de Administración o por cualquiera de los Comisarios propietarios debiendo observarse, en su caso, lo dispuesto por los artículos ciento sesenta y seis, fracción VI, ciento sesenta y ocho, ciento ochenta y cuatro y ciento ochenta y cinco de la Ley General de Sociedades Mercantiles; asimismo, en su caso, deberá observarse lo dispuesto por el inciso a) de la fracción VI) del artículo 14 Bis 3 de la Ley del Mercado de Valores.

3. La convocatoria para cualquier Asamblea será hecha por el Consejo de Administración, por el Presidente, en su caso por el Comisario, o de acuerdo con las disposiciones de los artículos ciento sesenta y ocho, ciento ochenta y cuatro y ciento ochenta y cinco de la Ley General de Sociedades Mercantiles.

La convocatoria será firmada por quien la haga, indicará el lugar, día y hora para la Asamblea, contendrá la Orden del Día, aclarará si se trata de primera, segunda o ulterior convocatoria y deberá publicarse en el Diario Oficial de la Federación o en uno de los periódicos de mayor circulación en el domicilio de la Sociedad, cuando menos con quince días de anticipación a la fecha señalada para la reunión, si se trata de primera convocatoria y tan sólo de diez, cuando se trate de segunda o ulteriores convocatorias.

4. Las asambleas podrán celebrarse válidamente sin necesidad de previa convocatoria cuando en ellas estuvieren representadas todas las acciones.

5. Para que una Asamblea Ordinaria se considere legalmente reunida, en virtud de primera convocatoria deberá estar representada, por lo menos, la mitad del capital social. Tratándose de segunda o ulterior convocatoria, la Asamblea Ordinaria se instalará cualquiera que sea el número de acciones representadas.

6. Para que una Asamblea Extraordinaria se considere legalmente reunida en virtud de primera convocatoria, deberán estar representadas por lo menos, las tres cuartas partes del capital social. En caso de segunda o ulterior convocatoria, la Asamblea Extraordinaria se instalará legalmente si en ella está representado por lo menos el cincuenta por ciento del capital social.

7. En las Asambleas cada acción dará derecho a un voto.

Las resoluciones serán tomadas por mayoría de votos de los presentes, tratándose de Asambleas Ordinarias. Si se trata de Asamblea Extraordinaria, las resoluciones serán válidas si son aprobadas por accionistas que representen la mitad del capital social.

8. Las votaciones serán económicas, salvo acuerdo en contrario de los asistentes. En caso de empate, se repetirá la votación y si resulta nuevamente empatada, se reservará el asunto para la próxima sesión.

9. Instalada legalmente una Asamblea, la misma no podrá suspenderse, por falta de tiempo para resolver todos los asuntos para los que fue convocada, salvo caso fortuito o fuerza mayor.

10. Para tener derecho a asistir a las Asambleas, los accionistas deberán depositar sus acciones en la Sociedad o en cualquier institución Bancaria de la República o del Extranjero, o en el o en los organismos creados por el Gobierno Federal para el depósito y custodia de acciones colocadas entre el público a través de la Bolsa de Valores.

Los depósitos de acciones se comprobarán con los correspondientes títulos o mediante comunicación escrita, telegráfica, o cablegráfica, hecha directamente a la Sociedad por la Institución depositaria. Los depósitos de las acciones y la comunicación a la sociedad deberán hacerse con una anticipación de cuando menos dos días hábiles a la fecha de la Asamblea.

11. Los accionistas podrán hacerse representar en las Asambleas por mandatarios, que podrán ser socios o personas extrañas a la sociedad. Sin embargo, los Consejeros y Comisarios de la misma no podrán actuar como apoderados.

La representación se comprobará con mandato general o especial o simple carta poder, o mediante comunicación en la forma antes mencionada, que la institución depositaria haga a la Sociedad, cuando al constituirse el depósito el accionista haya designado por escrito al representante.

12. Las Asambleas serán presididas por el Presidente del consejo o, en su defecto, por la persona que designen los accionistas asistentes.

Actuará como Secretario el del Consejo y, en su ausencia, la persona que designen los propios accionistas.

13. El presidente nombrará como escrutadores a dos de los accionistas o representantes de accionistas presentes, quienes harán el recuento y certificarán el número de personas presentes, el número de acciones de que sean

titulares o representen y el número de votos que cada una de ellas tenga derecho a emitir.

14. Se agregarán al apéndice el acta, en su caso, un ejemplar del periódico en que se hubiere publicado la convocatoria, los documentos presentados a la Asamblea y la Lista de Asistencia suscrita por los concurrentes y los escrutadores.

15. Cuando por cualquier circunstancia no pudiere asentarse el acta de una Asamblea en el libro respectivo, se protocolizará ante Notario.

16. Para que una Asamblea General Extraordinaria de Accionistas, convocada para tratar asuntos en los que las acciones de la Serie "L" tengan derecho de voto, se considere legalmente reunida por virtud de primera convocatoria, deberá estar representado en ella por lo menos el 75% (setenta y cinco por ciento) del capital social y, en adición a lo previsto en el párrafo (17) siguiente, sus resoluciones serán válidas cuando se tomen por el voto favorable de acciones que representen cuando menos el 50% (cincuenta por ciento) del capital social. En caso de segunda o ulterior convocatoria, las Asambleas Generales Extraordinarias de Accionistas convocadas para tratar asuntos en los que las acciones de la Serie "L" tengan derecho de voto, podrán celebrarse válidamente si en ellas está representado cuando menos el 50% (cincuenta por ciento) del capital social y sus resoluciones serán válidas si se toman por el voto favorable de acciones que representen cuando menos el 50% (cincuenta por ciento) del capital social, sujeto a lo previsto en el párrafo (17) siguiente.

17. Para que las resoluciones adoptadas en las Asambleas Extraordinarias de Accionistas, reunidas por virtud de primera o ulteriores convocatorias para tratar algunos de los asuntos en los que tengan derecho de voto las acciones de la Serie "L", sean válidamente acordados, se requerirá, en adición a los requisitos establecidos en el párrafo (16) anterior, que las mismas sean aprobadas por la mayoría de las acciones comunes u ordinarias en que se divida el capital social. Asimismo se requerirá de la aprobación de la Asamblea Especial de Accionistas de la Serie "L" para que sean válidas las resoluciones de las Asambleas Generales Extraordinarias relativas a la cancelación de la inscripción de las acciones de la Serie "L" de la Sociedad en la Sección de Valores del Registro Nacional de Valores e Intermediarios y en bolsas de valores nacionales o extranjeras en las que se encuentren registradas, excepto en el caso de sistemas de cotización u otros mercados no organizados como bolsas de valores.

18. Las Asambleas Especiales que celebren los accionistas tenedores de acciones de la Serie "L", con el objeto de:

a) Elegir a dos miembros del Consejo de Administración en los términos de lo previstos en estos estatutos, y

b) Aprobar la cancelación de la inscripción de las acciones de la Serie "L" de la Sociedad en la Sección de Valores del Registro Nacional de valores e Intermediarios y en otras bolsas de valores nacionales o extranjeras en las que se encuentren registrados, excepto en el caso de sistemas de cotización u otros mercados no organizados como bolsas de valores.

Se regirán por las disposiciones establecidas por estos estatutos y en la Ley General de Sociedades Mercantiles, para las Asambleas Generales Ordinarias citadas en segunda convocatoria, en cuanto al quórum para instalación, adopción de resoluciones y demás aspectos relativos.

Las actas de las Asambleas Extraordinarias serán protocolizadas ante Notario e inscritas en el Registro Público de Comercio.

Estas mismas formalidades se observarán tratándose de los acuerdos que contengan nombramientos de Consejeros, Comisarios, órganos o Comités intermedios de administración, Director General, Gerente, funcionarios y apoderados de la Sociedad.

ADMINISTRACIÓN DE LA SOCIEDAD

CLAUSULA DECIMO CUARTA.- La sociedad será dirigida y administrada por un Consejo de Administración integrado por el número de Consejeros Propietarios que decida la Asamblea General Ordinaria de Accionistas que lo nombre, no pudiendo dicho número ser menor de cinco ni mayor de veinte, de los cuales, el 25% deberán ser independientes, de conformidad con la definición que la Ley del Mercado de Valores hace de dicho término. Para cada Consejero Propietario se designará a su respectivo suplente, en el entendido de que los consejeros suplentes de los consejeros independientes, deberán tener este mismo carácter.

CLAUSULA DECIMO QUINTA.- De la misma manera que la Asamblea General Ordinaria de Accionistas puede designar a los Consejeros Propietarios y suplentes, dicha Asamblea podrá revocar libremente su nombramiento en cualquier momento y nombrar los sucesores que completen el término de los

Consejeros removidos. Los consejeros durarán en su cargo por el término que determine la Asamblea que los elija, y continuarán en sus funciones mientras no tomen posesión de su cargo las personas designadas para sustituirlos y podrán ser reelectos. Corresponderá a la Asamblea fijar los emolumentos que deban percibir los miembros del Consejo. Ni los miembros del consejo de Administración ni sus suplentes, ni los Comisarios y sus suplentes, ni los miembros de los órganos o comités intermedios, ni los administradores, directores y gerentes deberán de prestar garantía para asegurar el cumplimiento de sus responsabilidades que pudieren contraer en el desempeño de sus cargos, salvo que la Asamblea de Accionistas que los hubiere designado establezca dicha obligación.

CLAUSULA DECIMO SEXTA.- Todo accionista o grupo de accionistas que represente en la Asamblea, cuando menos el diez por ciento de las acciones que integran el capital social, tendrá derecho a designar un Consejero Propietario y su respectiva suplente. Si alguno o algunos accionistas, haciendo uso de este derecho designaren Consejeros, los Consejeros restantes serán nombrados por los demás accionistas por simple mayoría de los votos por ellos representados.

Los consejeros suplentes entrarán en funciones en los términos que resuelva y fije la Asamblea General Ordinaria de Accionistas que los elija.

CLAUSULA DECIMO SEPTIMA.- El Presidente del Consejo será nombrado por la Asamblea de entre los Consejeros designados.

Cuidará del exacto cumplimiento de estos estatutos, de los reglamentos de la sociedad y de las resoluciones de la Asamblea y del consejo. El Secretario del Consejo de Administración será designado por el propio Consejo y podrá ser o no ser miembro del Consejo de Administración.

CLAUSULA DECIMO OCTAVA.- El Consejo de Administración funcionará válidamente con la asistencia de la mayoría de sus miembros y sus resoluciones se tomarán por mayoría de votos de los miembros que concurran. En caso de empate, el Presidente del Consejo tendrá voto de calidad.

Las Juntas del Consejo se celebrarán en el domicilio de la Sociedad o en cualquier otro lugar dentro de la República Mexicana; serán convocadas por el Presidente del Consejo de Administración o por el 25% (veinticinco por ciento) de los Consejeros o por cualquiera de los Comisarios propietarios, mediante télex, telegrama, fax o correo electrónico enviado con anticipación mínima de cinco días

hábiles a todos los Consejeros propietarios y suplentes, a los domicilios que hayan declarado a la Sociedad e indicarán el lugar, día y hora para la reunión y contendrán los asuntos que se deberán tratar en la misma. No se requerirá convocatoria, en caso de que todos los Consejeros propietarios se encuentren presentes. Tampoco se requerirá convocatoria cuando el Consejo de Administración haya acordado y establecido en calendario fijo de juntas. El Consejo de Administración deberá reunirse por lo menos una vez cada tres meses.

CLAUSULA DECIMO NOVENA.- De acuerdo a lo previsto en el último párrafo del artículo 143 de la Ley General de Sociedades Mercantiles, el Consejo de Administración podrá válidamente tomar resoluciones sin ser necesario que se reúnan personalmente sus miembros en sesión formal, incluyendo las resoluciones que en su caso, determinen los Órganos o comités intermedios. En este sentido, los acuerdos que se tomen fuera de sesión deberán aprobarse, en todos los casos, por el voto favorable de la totalidad de los miembros propietarios del órgano de que se trate, o en caso de ausencia definitiva o incapacidad de alguno de ellos, con el voto favorable del miembro suplente que corresponda, de conformidad con lo siguiente:

1. El presidente, por su propia iniciativa o a petición del Comisario o de cualesquiera dos miembros propietarios del consejo de administración o de los Órganos o Comités Intermedios, deberá comunicar a todos los miembros propietarios, o en su caso, suplentes del órgano social de que se trate y al Comisario, en forma verbal o escrita y por el medio que estime conveniente, de los acuerdos que se pretendan tomar fuera de sesión y las razones que los justifiquen.

Asimismo, el Presidente deberá proporcionar a todos ellos, en caso de que lo solicitaren, toda la documentación y aclaraciones que requieran al efecto. El Presidente podrá auxiliarse de uno o mas miembros del Consejo, de los Órganos o Comités Intermedios que él determine, o del Secretario o de su suplente, para realizar las comunicaciones referidas.

2. En el caso de que la totalidad de los miembros propietarios del Consejo o de los Órganos o Comités Intermedios, o en su caso, los suplentes cuyo voto se requieran, manifestaren verbalmente al Presidente o a los miembros que lo auxilien su consentimiento con los acuerdos o resoluciones que se les hubieren sometido a su consideración, deberán confirmar por escrito su consentimiento a más tardar el segundo día hábil siguiente a la fecha en que lo hubieren manifestado en la forma que se establece en el numeral 3 de la presente cláusula. La confirmación por escrito se deberá de enviar al Presidente y

Secretario a través de telefax, télex, telegrama o mensajería, correo o por cualquier otro medio que garantice que la misma se reciba dentro de los dos días siguientes.

3. Para los efectos del numeral 2 anterior, el Presidente deberá enviar por escrito a cada uno de los miembros del órgano social de que se trate, ya sea directamente o a través de las personas que lo auxilien, un proyecto formal de acta de Sesión de Consejo o de Asamblea que contenga los acuerdos o resoluciones que se pretendan adoptar fuera de sesión y cualquier otra documentación que se estime necesaria, con el propósito de que, en su caso, una vez hechas las modificaciones que se requieran, el proyecto de acta de que se trate sea reenviado al Presidente y al Secretario, debidamente firmado de conformidad al calce, por cada uno de los miembros del Consejo o de los Órganos o Comités Intermedios, según sea el caso.

4. Una vez que el Presidente y el Secretario reciban las confirmaciones por escrito de la totalidad de los miembros del órgano social de que se trate, procederán de inmediato a asentar el acta aprobada en el Libro de Actas respectivo, la cual contendrá la totalidad de las resoluciones tomadas, mismas que se legalizarán con la firma del Presidente, del Secretario y Comisario, según sea el caso.

La fecha del acta señalada será aquella en la cual se obtuvo el consentimiento verbal o escrito de todos los miembros de que se trate, aún cuando en tal momento no se hubieren recibido las confirmaciones por escrito, mismas que una vez recibidas deberán integrarse al expediente respectivo junto con las observaciones por escrito que en su caso hubiere hecho el Comisario al proyecto de resoluciones respectivo.

CLAUSULA VIGESIMA.- El Consejo de Administración tendrá las más amplias facultades reconocidas por la Ley a un mandatario general para celebrar todo tipo de contratos y para realizar toda clase de actos y operaciones que por ley o por disposición de estos estatutos no estén reservados a la Asamblea de Accionistas, así como para administrar y dirigir los negocios de la Sociedad para realizar todos y cada uno de los objetos sociales de la misma y para representar a la Sociedad ante toda clase de personas y de autoridades, sean éstas judiciales, laborales o administrativas, federales, estatales o municipales.

El Consejo de Administración tendrá poder general para pleitos y cobranzas, actos de administración y dominio, en los términos de los tres primeros párrafos del artículo dos mil quinientos cincuenta y cuatro del Código Civil Federal y de los

correlativos de los Códigos Civiles de las Entidades Federativas de la República Mexicana , gozando aún de aquellas facultades que requieran cláusula especial conforme a la Ley, sin limitación alguna a las cuales se refieren los artículos dos mil quinientos setenta y cuatro, dos mil quinientos ochenta y dos, dos mil quinientos ochenta y siete y dos mil quinientos noventa y tres del Código Civil Federal y sus artículos correlativos de los Códigos Civiles para las Entidades Federativas de la República Mexicana . De manera expresa se conceden al Consejo de Administración las siguientes facultades que se enumeran de manera enunciativa pero no limitativa:

1. Articular y absolver posiciones, recusar, comprometer en árbitros o arbitradores, transigir y celebrar convenios judiciales, desistirse aún del juicio de amparo, subastar y aceptar adjudicaciones de bienes, consentir resoluciones judiciales, presentar y ratificar denuncias, querellas y acusaciones de carácter de penal y coadyuvar con el Ministerio Público.

2. Poder general para administrar bienes, con toda clase de facultades administrativas.

3. Poder general para ejercer actos de dominio respecto de todos los bienes muebles e inmuebles y derechos de la Sociedad, sin limitación alguna.

4. Poder para otorgar y suscribir títulos de crédito en los términos de los artículos noveno y décimo de la Ley General de Títulos y Operaciones de Crédito.

5. Poder para otorgar y revocar poderes generales o especiales para pleitos y cobranzas, actos de administración, actos de dominio, títulos de crédito, con todas o algunas de las facultades mencionadas en esta cláusula. Asimismo se faculta al Consejo de Administración para sustituir la facultad para otorgar poderes generales y especiales dentro del límite de sus facultades.

6. Facultades para:

a) Establecer sucursales, oficinas o agencias en cualquier lugar de la República Mexicana y del Extranjero y suprimirlas.

b) Abrir y cancelar cuentas bancarias o con cualquier otro intermediario financiero, así como para hacer depósitos y girar contra ellas.

c) Nombrar y remover libremente a un Presidente Ejecutivo de la Compañía, uno o más Vicepresidentes Ejecutivos, al Director o Gerente General, a otros

Directores o Gerentes de la Sociedad y fijarles sus poderes, obligaciones, garantías, atribuciones y emolumentos, y ejercitar estas mismas facultades respecto de los demás funcionarios y apoderados de la Sociedad.

d) Sin perjuicio de las facultades de la Asamblea, nombrar y remover al o a los Auditores Externos de la Sociedad y convenir los honorarios correspondientes.

e) Convocar a las Asambleas Generales de Accionistas proponiendo los asuntos que deban incluirse en el Orden del Día.

f) Delegar las facultades que estime convenientes en cualquier persona, sea o no miembro del Consejo de Administración, o en comités formados por dos o más personas, sean o no miembros de dicho Consejo, y revocar tales delegaciones y determinar, en su caso, los emolumentos correspondientes. Será facultad indelegable del Consejo de Administración aprobar: (i) las operaciones que se aparten del giro ordinario de negocios y que pretendan celebrarse entre la sociedad y sus socios, con personas que formen parte de la administración de la sociedad o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario; (ii) la compra o venta del diez por ciento o más del activo; (iii) el otorgamiento de garantías por un monto superior al treinta por ciento de los activos, así como (iv) operaciones distintas de las anteriores que representen más del uno por ciento del activo de la sociedad. Los miembros del Consejo de Administración serán responsables de las resoluciones a que lleguen con motivo de los asuntos a que se refiere el párrafo anterior, salvo en el caso establecido por el artículo 159 de la Ley General de Sociedades Mercantiles.

Asimismo, deberán someterse a la opinión del Comité de Auditoría y a la aprobación del Consejo de Administración de la sociedad las operaciones que sus subsidiarias pretendan celebrar con personas relacionadas o que impliquen comprometer su patrimonio en los términos del artículo 14 Bis 3 Fracción IV, inciso d) de la Ley del Mercado de Valores.

g) Aprobar o autorizar la adquisición, enajenación o el ejercicio de retiro, de las acciones de las empresas en las que participe mayoritariamente la Sociedad.

h) Determinar el sentido en que deben ser emitidos los votos, en las Asambleas Generales Ordinarias y Extraordinarias de las empresas en las que la Sociedad detente la mayoría de las acciones.

i) En su caso, aprobar la adquisición de acciones de la Sociedad, así como su posterior colocación entre el público inversionista. Esta facultad no podrá delegarla el Consejo de Administración a ningún comité, persona o funcionario de la Sociedad.

CLAUSULA VIGESIMA PRIMERA.- De toda sesión del consejo se levantará un acta en un libro especial en la que se asentarán la fecha, hora y lugar de la reunión, los Consejeros Propietarios o Suplentes que asistieron a ella y las resoluciones aprobadas, con indicación de si hubo unanimidad o tan sólo mayoría de votos. Las actas serán firmadas por el Presidente y el Secretario.

CLAUSULA VIGESIMA SEGUNDA.- Los cargos de Consejero, Presidente, Presidente Ejecutivo y Director, Gerente o miembros de los órganos o Comités Intermedios de administración serán compatibles y podrán ser desempeñados por una misma persona.

CLAUSULA VIGESIMA TERCERA.- La Asamblea General Ordinaria de Accionistas o bien el Consejo de Administración de la sociedad podrán constituir los Comités Técnicos o Ejecutivos que considere convenientes para la eficaz operación de la sociedad, confiriéndoles al efecto las funciones que considere necesarias. Los integrantes de los Comités Técnicos podrán ser o no miembros del Consejo de Administración, accionistas o terceros ajenos a la sociedad. La existencia de cualquiera de dichos Comités no implica de manera alguna, la limitación de responsabilidades que de acuerdo con la Ley y los estatutos sociales corresponden al Consejo de Administración.

Los miembros de los Comités durarán en su cargo un año, pero en todo caso continuarán en funciones hasta que las personas designadas para sustituirlos tomen posesión de los mismos; podrán ser reelegidos o revocados sus nombramientos en cualquier momento y recibirán las remuneraciones que determine el órgano que los haya nombrado.

Los Comités creados conforme a la presente cláusula se reunirán en las fechas y con la periodicidad que determine el propio Comité en la primera sesión que celebren durante cada ejercicio social, sin que sea necesario convocar a sus miembros en cada ocasión a sesiones cuya celebración estuviere previamente programada conforme al calendario de sesiones que hubiere aprobado el Comité.

CLAUSULA VIGÉSIMA CUARTA.- El Consejo de Administración nombrará un Comité de Auditoría conforme lo dispuesto por el artículo 14 Bis 3, fracción V de la

Ley del Mercado de Valores, que tendrá, entre otras, las facultades a que se refiere la mencionada disposición.

El reporte anual del Comité de Auditoría deberá ser presentado a la Asamblea de Accionistas.

VIGILANCIA DE LA SOCIEDAD

CLAUSULA VIGESIMA QUINTA.- La vigilancia de la sociedad estará a cargo de uno o más Comisarios propietarios. Podrá nombrarse a un suplente.

El o los Comisarios podrán ser o no accionistas, pero con las salvedades establecidas en el artículo ciento sesenta y cinco de la Ley General de Sociedades Mercantiles; serán designados y revocados libremente por la Asamblea General Ordinaria de Accionistas; podrán ser reelectos, durarán en su cargo un año, pero continuarán válidamente en funciones hasta que tomen posesión de sus cargos quienes deban sustituirlos; garantizarán su manejo en la misma forma prevista para los Consejeros y percibirán los emolumentos que fije la Asamblea Ordinaria.

Si al designarse al Comisario propietario hubiere en la Asamblea una minoría que represente cuando menos un diez por ciento del capital social, dicha minoría podrá nombrar a otro Comisario propietario, siendo aplicable a éste lo dispuesto en el párrafo anterior.

CLAUSULA VIGESIMA SEXTA.- El Comisario o Comisarios tendrán las facultades y obligaciones que establece la Ley General de Sociedades Mercantiles. Adicionalmente, de conformidad con el inciso f) de la fracción IV) del artículo 14 Bis 3 de la Ley del Mercado de Valores, los Comisarios deberán ser convocados, además de a las sesiones del Consejo de Administración, a todas las sesiones de aquellos órganos intermedios de consulta en los que el Consejo de Administración haya delegado alguna facultad.

La vacante temporal o definitiva de uno de los Comisarios propietarios será cubierta por el suplente si lo hubiere y, a falta de éste, el Consejo de Administración deberá convocar en el término de treinta días a Asamblea General Ordinaria de Accionistas para que ésta haga la designación correspondiente.

EJERCICIOS SOCIALES, INFORMACION FINANCIERA UTILIDADES Y PERDIDAS

CLAUSULA VIGESIMA SEPITMA.- El ejercicio social de la sociedad correrá del 1 de enero al 31 de diciembre de cada año. En el caso de que la Sociedad entre en liquidación, se fusione con carácter de fusionada o se extinga como consecuencia de su escisión, su ejercicio social terminará anticipadamente en la fecha en que entre en liquidación, se fusione o se extinga como consecuencia de su escisión y se considerará en el primer caso que habrá un ejercicio durante todo el tiempo en que la sociedad esté en liquidación.

CLAUSULA VIGESIMA OCTAVA.- Al término de cada ejercicio social se elaborarán los informes y estados a que se refiere el artículo ciento setenta y dos de la Ley General de sociedades Mercantiles y se procederá como lo ordenan los artículos ciento setenta y tres y demás relativos de la misma ley.

CLAUSULA VIGESIMANOVENA.- Las utilidades netas que después de impuesto, participación de los trabajadores en las utilidades, y de las partidas para la constitución y formación de las reservas legales, que la Sociedad obtenga en cada ejercicio social, se distribuirán o aplicarán en la forma en que lo resuelva la correspondiente Asamblea General Ordinaria de Accionistas.

CLAUSULA TRIGÉSIMA .- Los accionistas solo responderán del importe de sus aportaciones a la sociedad. Si hubiere pérdidas, éstas serán absorbidas en primer término por los fondos de reserva y previsión especiales; si éstos no existieren o no bastaren, por el fondo de reserva de capital y, agotado éste serán cubiertas por el capital social.

DISOLUCION Y LIQUIDACION DE LA SOCIEDAD

CLAUSULA TRIGÉSIMA PRIMERA.- La sociedad se disolverá anticipadamente en los siguientes casos:

1. Por imposibilidad de seguir realizando su objeto principal.

2. Por resolución de la asamblea General Extraordinaria de Accionistas tomada de conformidad con estos estatutos.

3. Porque el número de accionistas llegue a ser inferior a dos.

4. Por la pérdida de dos terceras partes o más del capital social, y

5. En cualquier otro caso en que la Ley lo ordene.

CLAUSULA TRIGÉSIMA SEGUNDA.- Disuelta la sociedad, se pondrá en liquidación, misma que se sujetará a lo dispuesto por el capítulo décimo primero romano de la Ley General de Sociedades Mercantiles. Para ello, la misma Asamblea General Extraordinaria de Accionistas que acuerde o reconozca la disolución nombrará por simple mayoría de votos, uno o varios liquidadores que podrán ser o no accionistas; señalará sus facultades y la retribución que habrá de corresponderles, fijará el plazo para el desempeño de su cometido y establecerá las bases generales a que deberán sujetar su actuación. En la designación de liquidadores, *los accionistas minoritarios tendrán los mismos derechos que se* les han otorgado para la designación de Consejeros.

CLAUSULA TRIGESIMA TERCERA.- La Asamblea Extraordinaria podrá revocar el acuerdo de disolución cuando desaparezcan las causas que hubieren dado origen al mismo.

CLAUSULA TRIGESIMA CUARTA.- Durante el período de liquidación se reunirá y funcionará la Asamblea en los términos que previenen estos estatutos.

Los liquidadores asumirán las funciones que en la vida normal de la sociedad correspondían al Consejo, pero con las modalidades especiales impuestas por el estado de liquidación.

El o los Comisarios seguirán desempeñando sus mismas funciones y guardarán respecto de los liquidadores la misma situación que tenían en relación con el Consejo.

DISPOSICIONES GENERALES

CLAUSULA TRIGESIMA QUINTA.- Los fundadores de la Sociedad hacen constar que no se reservan participación especial en las utilidades.

CLAUSULA TRIGESIMA SEXTA.- *La sociedad se regirá en todo lo que no esté* previsto en estos estatutos, por las disposiciones de la Ley General de Sociedades Mercantiles y del artículo 14 Bis 3 de la Ley del Mercado de Valores, mientras la sociedad mantenga la inscripción de sus acciones en el Registro Nacional de Valores.

CLAUSULA TRIGESIMA SEPTIMA.- Para la solución de toda controversia que surja entre la Sociedad y los accionistas o entre éstos entre si, en su carácter de tales, los accionistas por el sólo hecho de adquirir acciones de la sociedad, se someten expresamente a las leyes aplicables en México, Distrito Federal, *renunciando expresamente a cualquier otra jurisdicción que por razón de* sus domicilios pudiera corresponderles."

"2. El Consejo de Administración queda facultado para hacer constar el texto definitivo de cualquier cláusula de estos estatutos sociales, en caso que la H. Comisión Nacional Bancaria y de Valores, dentro de sus facultades, solicite alguna modificación en el texto de los mismos."

En desahogo del segundo punto del Orden del día, se adoptó la siguiente resolución:

"Se designan como delegados de esta Asamblea a los señores Luis Orvañanos Lascurain, Miguel Gómez Mont Urueta, Emilio Cuenca Friederichsen, Víctor Segura Gómez y María Eugenia Fernández-Bustelo Ríos a fin de que conjunta o separadamente, cualquiera de ellos, en forma enunciativa y no limitativa realicen los siguientes actos: a) Expidan las certificaciones del Acta de la presente Asamblea que en lo general o en lo conducente, se requieran; b) Comparezcan ante el Notario Público de su elección y ante él, realicen todos los actos y firmen todos los documentos que se requieran o fueren necesarios a efecto de formalizar y protocolizar los acuerdos tomados por esta Asamblea o la parte relativa que estime conveniente, así como inscribir en el Registro Público del domicilio de la Sociedad el Testimonio de la Escritura correspondiente o designe a la persona que lo lleve a cabo, y c) En general para que lleven a cabo, por sí o por la persona que designen, cuantos actos sean necesarios para dar cumplimiento como proceda a las resoluciones adoptadas por la Asamblea."

CORPORACION GEO, S. A. DE C. V. and Subsidiaries

Consolidated Financial Statements for the Years Ended December 31, 2002 and 2001 and Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
CORPORACION GEO, S. A. de C. V. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of CORPORACION GEO, S.A. de C.V. and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the years then ended, all expressed in thousands of Mexican pesos of purchasing power of December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CORPORACION GEO, S. A. de C. V. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations, changes in their stockholders' equity and changes in their financial position for the years then ended in conformity with accounting principles generally accepted in Mexico.

The accompanying financial statements have been translated into English for the convenience of users.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

C.P.C. Ramón Arturo García Chávez

Mexico City, Mexico
February 21, 2003

CORPORACION GEO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2001
(In thousands of Mexican pesos of purchasing power of December 31, 2002)

	2002	2001
ASSETS		
CURRENT ASSETS:		
Cash and temporary investments	Ps. 856,086	Ps. 721,693
Accounts receivable – Net (Note 4)	2,593,147	2,502,809
Real estate inventories (Notes 5 and 11)	1,454,457	1,531,704
Other current assets (Note 6)	183,234	119,193
Total current assets	5,086,924	4,875,399
RECOVERABLE CREDIT RIGHTS (Note 8)	154,876	281,413
REAL ESTATE INVENTORIES (Notes 5 and 11)	178,008	124,029
INVESTMENTS IN ASSOCIATED COMPANIES (Note 7)	177,053	70,991
PROPERTY AND EQUIPMENT - Net (Note 9)	731,308	758,776
OTHER ASSETS (Note 10)	107,359	143,117
TOTAL	Ps.6,435,528	Ps.6,253,725
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Notes payable to financial institutions (Note 11)	Ps.1,074,916	Ps.1,416,235
Current portion of long-term debt (Note 14)	353,480	123,904
Payables to suppliers of land - current portion (Note 12)	232,844	145,759
Payables to other suppliers	550,411	384,155
Taxes payable and other current liabilities (Note 13)	187,663	170,381
Employee statutory profit-sharing payable	2,074	7,395
Total current liabilities	2,401,388	2,247,829
PAYABLES TO SUPPLIERS OF LAND (Note 12)		21,041
LONG-TERM DEBT (Note 14)	739,702	924,388
DEFERRED INCOME TAX (Note 22)	599,703	547,524
Total liabilities	3,740,793	3,740,782
COMMITMENTS AND CONTINGENCIES (Note 25)		
STOCKHOLDERS' EQUITY (Note 15):		
Common stock	383,182	383,616
Additional paid-in capital	2,309,448	2,309,448
Reserve for repurchase of shares	220,227	216,485
Retained earnings	2,491,263	2,126,615
Insufficiency in restated stockholders' equity	(2,168,511)	(2,045,732)
Cumulative effect of deferred income tax	(583,432)	(583,432)
Cumulative translation effects of foreign entities	2,750	3,171
Majority stockholders' equity	2,654,927	2,410,171
Minority stockholders' equity (Note 17)	39,808	102,772
Total stockholders' equity	2,694,735	2,512,943
TOTAL	Ps.6,435,528	Ps.6,253,725

See accompanying notes to consolidated financial statements.

CORPORACION GEO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Mexican pesos of purchasing power of December 31, 2002, except per share amounts)

	2002	2001
REVENUES:		
Real estate development (Note 19)	Ps.5,377,117	Ps.4,923,524
Construction	68,182	55,014
	5,445,299	4,978,538
COSTS:		
Real estate development (Note 20)	3,981,835	3,657,670
Construction	36,238	23,970
	4,018,073	3,681,640
Gross income	1,427,226	1,296,898
SELLING AND ADMINISTRATIVE EXPENSES	585,396	596,837
INCOME FROM OPERATIONS	841,830	700,061
NET COMPREHENSIVE FINANCING COST:		
Interest income	(31,892)	(45,940)
Interest expense (Note 21)	205,103	228,212
Exchange loss (gain) - Net	4,571	(17,531)
Monetary position loss	56,359	78,351
Total net comprehensive financing cost	234,141	243,092
OTHER EXPENSES - Net	32,971	29,626
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX AND EMPLOYEE STATUTORY PROFIT-SHARING EXPENSE, AND EQUITY IN INCOME OF ASSOCIATED COMPANIES	574,718	427,343
INCOME TAX AND EMPLOYEE STATUTORY PROFIT-SHARING EXPENSE (Note 22)	211,678	143,249
EQUITY IN INCOME OF ASSOCIATED COMPANIES (Note 7)	20,028	18,101
INCOME FROM CONTINUING OPERATIONS	383,068	302,195
DISCONTINUED OPERATIONS (Note 23)		(11,497)
CONSOLIDATED NET INCOME	Ps. 383,068	Ps. 290,698
Net income of majority stockholders	Ps. 364,648	Ps. 296,671
Net income (loss) of minority stockholders (Note 17)	18,420	(5,973)
CONSOLIDATED NET INCOME	Ps. 383,068	Ps. 290,698
Earnings per share of majority stockholders (Note 24):		
From continuing operations	Ps. 3.64	Ps. 3.06
Including discontinued operations		2.95

See accompanying notes to consolidated financial statements.

CORPORACION GEO, S. A. DE C. V. AND SUBSIDIARIES

ONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
ECEMBER 31, 2002 AND 2001
n thousands of Mexican pesos of purchasing power of December 31, 2002)

	Common Stock	Additional Paid-in Capital	Reserve for Repurchase of Shares	Retained Earnings	Insufficiency in Restated Stockholders' Equity	Cumulative Effect of Deferred Income Tax	Cumulative Translation Adjustment	Minority Stockholders' Equity	Total (Note 14)
ALANCE, ANUARY 1, 2001	Ps. 383,819	Ps.2,309,448		Ps. 2,045,315	Ps. (1,838,207)	(583,432)	Ps. (169)	Ps. 96,525	Ps. 2,413,299
Build-up of reserves for repurchase of shares			Ps. 215,438	(215,438)					
Repurchase of proprietary shares	(216)		1,047						831
Comprehensive income				296,671	(207,525)		3,340	(5,973)	86,513
Contributions of minority interest and other	13			67				12,220	12,300
ALANCE, DECEMBER 31, 2001	Ps. 383,616	Ps.2,309,448	216,485	Ps. 2,126,615	Ps. (2,045,732)	Ps.(583,432)	Ps. 3,171	Ps. 102,772	Ps. 2,512,943
Issuance of common stock	3,308								3,308
Repurchase of proprietary shares	(3,742)		3,742						
Comprehensive income				364,648	(122,779)		(421)	18,420	259,868
Minority stockholders' withdrawal								(81,384)	(81,384)
ALANCE, DECEMBER 31, 2002	Ps. 383,182	Ps.2,309,448	Ps. 220,227	Ps. 2,491,263	Ps. (2,168,511)	Ps.(583,432)	Ps. 2,750	Ps. 39,808	Ps. 2,694,735

ee accompanying notes to consolidated financial statements.

CORPORACION GEO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Mexican pesos of purchasing power of December 31, 2002)

	2002	2001
OPERATING ACTIVITIES:		
Income from continuing operations	Ps. 383,068	Ps. 302,195
Items that did not require (generate) resources:		
Depreciation and amortization	100,211	99,470
Seniority premiums	645	(144)
Equity in income of associated companies	(20,028)	(18,101)
Deferred income tax	131,773	(66,394)
Preoperating expenses amortization	19,644	20,676
Gain from sale of shares		(3,097)
Gain from sale of plant and equipment	680	(860)
	615,993	333,745
Changes in current assets and liabilities:		
Accounts receivable	(219,857)	120,264
Recoverable credit rights	126,536	(240,198)
Inventories	(172,176)	(7,079)
Other current assets	(71,448)	95,691
Payables to suppliers	238,399	15,278
Tax on assets paid	(60,383)	(77,221)
Taxes payable and other current liabilities	23,624	(129,617)
Employee statutory profit-sharing payable	(5,321)	(3,611)
	(140,626)	(226,493)
Net resources generated by operating activities before discontinued operations	475,367	107,252
Loss from discontinued operations		(11,497)
Net resources generated by operating activities	475,367	95,755
FINANCING ACTIVITIES:		
Net borrowings – long-term	(294,372)	25,270
Net borrowings –short-term	110,135	(18,703)
Increase in stockholders' equity	3,308	831
(Withdrawal) contributions of minority stockholders' equity	(81,384)	12,300
Cumulative translation adjustment	(421)	3,340
Net resources (used in) generated by financing activities	(262,734)	23,028
INVESTING ACTIVITIES:		
Investment in plant and equipment	(68,718)	(9,144)
Increase in stockholders		19,465
Effect of deconsolidation	(1,723)	
Investment in shares and other	(7,799)	(10,603)
Net resources (used in) investing activities	(78,240)	(282)
CASH AND TEMPORARY INVESTMENTS:		
Increase	134,393	118,511
Beginning of year	721,693	603,182
End of year	Ps. 856,086	Ps. 721,693

See accompanying notes to consolidated financial statements.

1. NATURE OF BUSINESS

CORPORACION GEO, S. A. de C. V. ("GEO") is a holding company, and together with its subsidiaries (collectively, the "Company"), is a fully integrated developer of affordable housing developments constructed primarily in Mexico.

The Company's principal activities in real estate development include (i) land acquisition, (ii) obtaining required permits and licenses, (iii) installing infrastructure improvements required for each housing development, (iv) designing, constructing and marketing housing developments, and (v) assisting homebuyers in obtaining mortgage loans. In addition to its real estate development activities, the Company acts as a contractor for certain Mexican state government agencies, providing construction activities similar to its development activities, except that the Company does not acquire the land on which such projects are built.

On December 9, 1997 GEO entered into a partnership with Beazer Homes USA, a company engaged in the United States housing sector. The signing of this partnership created the subsidiary company Geo- Beazer, which commenced operations in 1998. In September 2000, the Board of Directors of Geo-Beazer L. P., agreed to shut down its operations. The operating results of the discontinued subsidiary are presented as discontinued operations, the effects of which are described in Note 23. The liquidation of such company was concluded in 2002.

Operating cycle – The Company's operations have experienced significant seasonality during the year. This seasonality was initially the result of the operational and lending cycles of the various institutions that provide mortgage financing to the sector.

In recent years the operational and lending cycles of mortgage financing institutions have evened out over the year, but the Company's operations continue to be somewhat seasonal in nature. Most development and construction begins toward the first half of the year. The construction of an affordable entry-level housing development typically takes between six and nine months to complete. As a result, the construction of most housing developments built by the Company is generally completed during the last quarter of the year. Marketing and sales also intensify significantly after the first quarter of the year. As a result of the foregoing, the Company has experienced, and will continue to experience, significant quarter-to-quarter variances in its results of operations.

Although income from the sale of affordable entry-level homes is recognized by the percentage-of-completion method, proceeds from such sales are not actually received by the Company from home buyers until the homes are completed and delivered. Accordingly, the Company must finance substantially all of its development activities though bridge loans (i.e., loans from commercial bank secured by land on which the development is to be built and intended to be repaid from the proceeds of sales of units in the development) and its working capital. Consequently, the Company generally experiences higher levels of indebtedness during the second and third quarters of each fiscal year.

Mexican housing financing system - The financing system for Mexico's housing market is segmented into four institutional groups as follows:

- Government pension and housing funds which are financed primarily by employee contributions. These funds are as follows:
  - Instituto Nacional del Fondo de la Vivienda para los Trabajadores (INFONAVIT), for private sector employees,
  - Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (FOVISSTE), for public sector employees, and
  - Instituto de Seguridad y Servicios Sociales para las Fuerzas Armadas Mexicanas (Isssfam), for military personnel.
- Commercial banks, using funds on deposit to provide financing for the middle-income and upper-income housing markets.
- A public housing fund, Fondo de Operación y Financiamiento Bancario a la Vivienda (FOVI), managed by Banco de Mexico. FOVI provides financing with funds from the World Bank, the Mexican Government and FOVI's own funds through commercial banks and the Sociedades Financieras de Objeto Limitado ("Sofoles"). Sofoles are entities incorporated with charters as mortgage banks.
- Direct subsidies from public housing agencies, including Fondo Nacional de Habitaciones Populares and state housing trusts.

The Company's real estate development revenues and costs are attributable to certain of the above financing sources. The types of financing provided to buyers of homes constructed by the Company are described below:

- *INFONAVIT Line II* – INFONAVIT currently offers four credit lines, on which basis the Company operates under Line II. INFONAVIT Line II grants mortgage financing to qualified rights-holders wishing to buy a finished home. INFONAVIT also request proposals from developers for housing projects. Once the proposed project is approved, the developer signs a contract with the INFONAVIT, which undertakes to grant the mortgage financing to the qualified homebuyers identified by the developer.
- In 1997 the INFONAVIT instituted a new program under Line II (The INFONAVIT SOC program) in which workers take part in a draw to obtain a certificate which grants them an INFONAVIT mortgage, subject to compliance with that Institution's requirements.
- *FOVI* - FOVI generally provides mortgages to homebuyers within multiple-unit housing developments. Access to FOVI funding for a home is initiated by the housing developer. FOVI financing is available for homes built by the Company and sold to qualified homebuyers that earn a minimum of 3.2 to 15 times the annual minimum wage. Borrowers are required to make a down payment equal to the difference between the mortgage amount and the purchase price of the home, with a current minimum, in the case of affordable housing, of 10% of the purchase price.
- *Co-financings*- Mortgages provided jointly by INFONAVIT and commercial banks.

2. ***BASIS OF PRESENTATION***

a. ***Consolidation of financial statements*** - The consolidated financial statements include the accounts of GEO and its subsidiaries and those of its joint ventures when the Company acts as active associate, and the trusts which the Company controls; for those companies in which the Company exerts shared control, the proportional consolidation method is used. Material intercompany balances and transactions have been eliminated in consolidation.

b. The Company entered into certain agreements, for the purpose of developing low-income housing units. The Company contributes to the design and construction of the housing units and the other parties (various individual interests in the joint venture or trust contracts) provide the land for building the housing units. These interests are shown in these consolidated financial statements under minority interest. Under these agreements, the first 8.5% to 10% of the selling price is distributed to the other party as consideration for the land contributed.

As of December 31, 2002 and 2001, the Company had the following consolidated subsidiaries:

	Ownership Percentage	
	2002	**2001**
	%	**%**
Domestic:		
Crelam, S. A. de C. V.	100	100
Diseño y Proyección de Vivienda, S. A. de C. V.	100	100
Edificadora Sol, S. A. de C. V.	100	100
Evitam, S. A. de C. V.	95	95
Geo Baja California, S. A. de C. V.	100	100
Geo D. F., S. A. de C.V.	99	99
Geo Edificaciones, S. A. de C. V.	100	100
Geo Guanajuato, S. A. de C. V.	100	100
Geo Guerrero, S. A. de C. V.	100	100
Geo Hidalgo, S. A. de C. V.	100	99
Geo Importex, S. A. de C. V.	100	100
Geo Jalisco, S. A. de C. V. **(1)**		100
Geo Laguna S. A. de C. V.	100	100
Geo Monterrey, S. A. de C. V.	97	97
Geo Morelos, S. A. de C. V.	100	100
Geo Oaxaca, S. A. de C. V. **(1)**		100
Geo Puebla, S. A. de C. V	100	100
Geo Reynosa, S. A. de C. V.	100	100
Geo Tampico, S. A. de C. V.	100	100
Geo Veracruz, S. A. de C. V.	100	100
Inmobiliaria Anso, S. A. de C. V.	100	100
Inmobiliaria Camar, S. A. de C. V.	100	100
Inmobiliaria Jumáis, S. A. de C. V.	100	100
Lotes y Fraccionamientos, S. A. de C. V.	100	100
Geo Hogares Ideales S. A. de C. V.	100	100
Obras y Proyectos Coma, S. A. de C. V.	99	99

	2002 %	2001 %
International:		
Inversiones Geo Chile Limitada	100	100
Constructora Geosal, S. A. (3)		50
Inmobiliaria Geosal, S. A. (3)		50
Agrícola las Vizcachas Limitada (3)		50
Geo Beazer, L. P. (liquidated in 2002)		51

(1) Companies merged into GEO´s subsidiaries at December 31, 2002
(2) Liquidated during 2002
(3) See Note 3.a

As of December 31, 2002 and 2001, GEO had a minority interest in the following entities:

	Minority Ownership Percentage	
	2002 %	2001 %
Hipotecaria su Casita, S. A.	8.86	12.00
Centro de Investigación y Documentación de la Casa, S. C.	9.00	9.00
Destino Electrónico, S. A. de C. V.	3.00	3.00
Ultima Comunicaciones, S. A. de C. V.	48.00	48.00
Constructora Geosal, S.A.	49.00	
Inmobiliaria Geosal, S.A.	49.00	
Agrícola las Vizcachas Limitada	49.00	

c. ***Translation of financial statements of foreign subsidiaries*** – To consolidate the financial statements of foreign subsidiaries that operate independently of the Company in terms of finances and operations, such foreign currency financial statements are translated into Mexican pesos with the resulting exchange differences presented in cumulative translation effects of foreign entities within stockholders' equity. For translation purposes, amounts are translated into Mexican pesos using the following exchange rates: (i) the closing exchange rate in effect at the balance sheet date for all assets and liabilities (ii) the exchange rate in effect at the date the contributions were made for common stock (iii) the exchange rate in effect at the end of the year in which the earnings were generated for retained earnings and (iv) the exchange rate in effect at the end of the year for revenues and expenses.

d. ***Discontinued operations*** - Due to the closing of operations of GEO-Beazer L. P. as mentioned previously, the results of operations of this organization appear separately as discontinued operations in the statements of income for the year ended December 31, 2001 (see Note 23).

e. ***Comprehensive income (loss)*** – Comprehensive income (loss) presented in the accompanying statement of changes in stockholders' equity represents the Company's total activity during each year, and is comprised of the net income of the year, plus other comprehensive income (loss) items of the same period which, in accordance with MEX GAAP, are presented directly in stockholders' equity without affecting the consolidated statements of income. In 2002 and 2001, the other comprehensive income (loss) items consist of the excess (insufficiency) in restated stockholders' equity, the translation effects of foreign entities, and the net income (loss) of minority stockholders.

f. **Reclassifications** - Certain reclassifications have been made to the 2001 consolidated financial statements to conform to 2002 presentation.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed by the Company are in conformity with accounting principles generally accepted in Mexico (MEX GAAP), which require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management's best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows:

a. ***Comparability – Desconsolidation of subsidiaries*** – In 2002, the Company sold one percent of the common stock of its investment in Constructora Geosal, Inmobiliaria Geosal and Agrícola las Vizcachas. Until December 31, 2001, the Company used the proportional consolidation method to account for its investments as it maintained joint control over the governance policy of such investments. At December 31, 2002 such investments are recognized using the equity method. Condensed financial information, presenting the Company's ownership at December 31, 2001, is summarized below:

	December 31, 2001
Balance sheet:	
Current assets	Ps.183,356
Other assets	28,978
Total liabilities	(124,748)
Stockholders' equity	Ps. 87,586

	Year ended December 31, 2001
Statement of operations:	
Revenues	Ps.108,095
Costs and expenses	(109,068)
Provisions	(485)
Net loss	Ps. (1,458)

b. ***Recognition of the effects of inflation*** - The Company restates its consolidated financial statements to Mexican peso purchasing power of the most recent balance sheet date presented. Accordingly, the consolidated financial statements of the prior year have been restated to Mexican pesos of purchasing power of December 31, 2002 and, therefore, differ from those originally reported in the prior year.

c. ***Temporary investments*** – Temporary investments are stated at the lower of acquisition cost plus accrued yields or at market value.

d. ***Real estate inventories*** – Real estate inventories primarily consist of the acquisition cost of land, licenses, materials, labor and direct and indirect expenses incurred in the Company's construction activities. Theses amounts are restated using the specific cost method.

During the development period of the real estate inventories, the net comprehensive financing cost of mortgage bridge loans and other financing related to the construction process is capitalized.

e. ***Investments in associated companies and joint ventures*** – Investment in associated companies and joint ventures are accounted for using the equity method when the Company has significant influence (generally an ownership interest between 10% and 50%) and does not control the associated Company or joint venture.

f. ***Property and equipment*** – Expenditures for buildings, machinery and equipment, including renewals and improvements which extend useful lives, are capitalized. This investment is restated using the National Consumer Price Index (NCPI). Foreign plant and equipment of Mexican subsidiaries are restated by applying the consumer price index of the country of origin to the value of the assets denominated in the foreign currency, which is then translated into Mexican pesos at the exchange rate in effect at the date of the most recent balance sheet presented.

Depreciation is calculated using the straight-line method, based on the remaining useful lives of the related assets. Depreciation commences in the month in which the asset is put into use. Useful lives are as follows:

	2002	**2001**
Buildings	37	38
Machinery and equipment	11	12
Vehicles	4	4
Computers	3	4
Furniture and fixtures	10	10
Installation expenses	5	5

g. ***Installation expenses*** - The Company capitalizes all investments related to sales centers, which are restated using the NCPI and amortized by the straight-line method over five years.

h. ***Tools*** – Tools are stated at the acquisition cost. This cost is restated using the NCPI and amortized by the straight-line method over three years.

i. ***Preoperating costs*** – Preoperating costs are included in other assets and represent expenditures incurred in developing new domestic and international products, including establishing a production center to develop markets and commence sales operations. Such amounts are restated using the NCPI and are amortized as of the date at which they start the process of construction by applying the straight-line method over five years.

j. ***Debt issuance costs*** – Costs related to the issuance of debt are recorded at cost, restated using the NCPI and are amortized as interest expense over the life of the related debt.

k. ***Commissions payable*** - Commissions payable to agents are recognized as expense when the related sales are recorded.

l. ***Warranty reserves*** - Estimated future warranty obligations related to homes sold are recognized as expenses in the period in which the related sales are recorded and are included in other current liabilities in the consolidated balance sheets.

m. ***Employee retirement obligations*** – Seniority premiums are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Severance is charged to results when the liability is determined to be payable.

n. ***Income tax, asset tax and employee statutory profit-sharing*** – Income tax (ISR) and employee statutory profit-sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any benefits that, in the opinion of management, are unlikely to be realized. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or benefits will not be realized.

The tax on assets paid that is expected to be recoverable is recorded as an advance payment of income tax and is presented on the balance sheet with deferred ISR.

o. ***Foreign currency balances and transactions*** - Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Exchange fluctuations are recorded as a component of net comprehensive financing cost in the consolidated statements of income.

p. ***Insufficiency in restated stockholders' equity*** - Insufficiency in restated stockholders' equity represents the accumulated monetary position result through the initial restatement of the consolidated financial statements and the gain (loss) from holding nonmonetary assets which resulted from restating certain nonmonetary assets above (below) inflation less the related deferred income tax effect.

q. ***Revenue and cost recognition*** – Revenues from the Company's real estate development activities are recorded pursuant to the "percentage-of-completion" method, in accordance with the number of equivalent units and based on the costs incurred in each project or development. Through December 31, 2001, the calculation was based on the percentage of actual costs incurred compared to the total amount of estimated costs. This modification does not represent a change in the revenue recognition policy, but only a modification in the way progress is calculated. The effect of this change reduced gross income by Ps. 1,633 in 2002, which in percentage terms is 0.1% of such gross income.

For real estate development and housing construction projects, the Company begins applying the percentage-of-completion method for costs and revenues arising from its real estate development activities when the following conditions have been met:

- The homebuyer has made the required down payment (normally 10% of the price of the home),
- The homebuyer has signed the underlying sales contract, and
- The homebuyer has submitted all required documents to the mortgage lender and the Company has independently verified that the buyer has met minimum requirements to be approved as a qualifying recipient of an INFONAVIT or FOVI mortgage.

After compliance with the above conditions, a sale is considered to have been made. Revenues are calculated in proportion to the percentage of completion of the development and, further, on the basis of the percentage of homes sold to total homes in the development. The Company's experience has been that 97% of the applications have been ultimately approved by the respective mortgage lender. Additionally, in the case of INFONAVIT loans, rejected applications are substituted with other potential homebuyer applications which have previously been submitted to INFONAVIT, and which the Company has on a waiting list. The Company has a reserve in the amount of Ps. 7,758 and Ps. 7,097 at December 31, 2002 and 2001, respectively, for contract cancellations.

For construction contracts not including development activities, the Company applies the percentage-of-completion method to costs and revenues related to its construction contracting activities upon commencement of such activities under the relevant contract, based on contracted unit prices.

Real estate development and construction costs include all direct material and labor and indirect costs related to the respective projects. General and administrative costs are charged to expenses when incurred. Provisions for estimated losses on uncompleted developments and contracts are created in the period when losses are determined.

Revenues earned on contracts in progress in excess of billings are included in current accounts receivable as costs and estimated income in excess of billings on uncompleted contracts.

r. ***Monetary position loss*** - Monetary position result, which represents the erosion of purchasing power of monetary items caused by inflation, is calculated by applying NCPI factors to monthly net monetary position. Losses result from maintaining a net monetary asset position.

s. ***Earnings per share*** - Basic earnings per ordinary share is calculated by dividing consolidated net income of majority stockholders by the weighted average number of shares outstanding during the year.

4. **ACCOUNTS RECEIVABLE**

	2002	2001
Unbilled revenues on developments in progress (1)	Ps. 2,578,517	Ps. 2,411,230
Reserve for cancellation of contracts (2)	(7,758)	(7,097)
Total real estate development activities	2,570,759	2,404,133
Cost and estimated income in excess of billings on uncompleted contracts	12,128	15,469
Billings on contracts	16,147	14,460
Funds retained	3,302	21,606
Notes receivable and other	17,201	47,141
Allowance for doubtful accounts	(26,390)	
Total construction and other accounts receivable	22,388	98,676
	Ps. 2,593,147	Ps. 2,502,809

(1) Unbilled revenues on development in progress according to type of mortgage are as follows:

	2002	2001
FOVI	$ 603,373	$ 484,399
Line II and INFONAVIT auctions	1,975,144	1,797,529
Domestic operation	2,578,517	2,281,928
International operation		129,302
	$ 2,578,517	$ 2,411,230

(2) This reserve consists of the following:

	2002	2001
Sales	Ps. (15,993)	Ps. (14,633)
Cost	8,235	7,536
Total	Ps. (7,758)	Ps. (7,097)

5. REAL STATE INVENTORIES

	2002	2001
Construction in progress	Ps. 585,277	Ps. 756,505
Land for development	831,478	691,856
Construction material	202,601	174,730
Advances to suppliers	13,109	32,642
	1,632,465	1,655,733
Non-current	(178,008)	(124,029)
	Ps.1,454,457	Ps.1,531,704

6. OTHER CURRENT ASSETS

	2002	2001
Recoverable taxes	Ps. 18,481	Ps. 52,699
Sundry debtors	117,368	20,723
Prepaid expenses	47,385	43,786
Other		1,985
	Ps. 183,234	Ps. 119,193

7. INVESTMENTS IN ASSOCIATED COMPANIES

Investment in associated companies is as follows:

	2002	2001
Hipotecaria su Casita, S. A.	Ps. 82,557	Ps. 71,249
Centro de Investigación y Documentación de la Casa, S. C.	287	326
Destino Electrónico, S. A. de C. V.	(95)	(92)
Ultima Comunicaciones, S. A. de C. V.	(624)	(492)
Grupo Geosal	94,928	
	Ps. 177,053	Ps. 70,991

Equity in income of associated companies is as follows:

	2002	2001
Hipotecaria su Casita, S. A.	Ps. 18,877	Ps. 12,314
Centro de Investigación y Documentación de la Casa, S. C.	(18)	20
Destino Electrónico, S. A. de C. V.	(8)	(64)
Ultima Comunicaciones, S. A. de C. V.	(288)	(518)
Grupo Geosal	1,465	
Total equity income	Ps. 20,028	Ps. 18,101

8. **CREDIT RIGHTS - SECURITIZATION OF FUTURE CREDIT RIGHTS**

In 2000, subsidiaries of GEO established a revolving program to securitize the credit rights derived from their purchase-sale contracts, which are placed in a trust established for such purpose in Nacional Financiera, S.N.C., Institución de Banca de Desarrollo. Nacional Financiera acts as the trustee. Through a public offering of Amortizable Ordinary Participation Certificates (CPOs) which includes the issuance of preferred and subordinated series of CPOs acquired by the general public and GEO, respectively, the trust obtains funds to purchase credit rights. Once credit rights are collected, new acquisitions of credit rights are made, taking into consideration the expiration of the CPO issue. Three issues of CPOs were carried-out in April and December 2000 and December 2001 for Ps.133,000, Ps.167,000 and Ps.100,000, respectively, which expire in April 2002, July 2004 and August 2005. The first issue was fully amortized on January 15, 2002.

GEO is responsible for collecting the credit rights and depositing the proceeds daily in the trust. The preferred CPOs are paid at face value and generate interest for each of the three issues made, at an annual rate of 11.15%, 10.18% and 9.93%, respectively, which is charged to the trust's net worth. Using the resources obtained from the collection of credit rights, a fund (Aforo) is established in the trust to pay expenses and interest on the preferred CPOs. Once the preferred CPOs are fully paid, the remnant of the trust's net worth is used to pay the subordinated CPOs.

Early amortization of preferred CPO's, as established with the trust and subject to prior instructions from the Technical Committee to the trustee, will be made at face value when, among other reasons:

a. The trustors for any reason refuse to or cannot assign additional future credit rights to the trust to make permitted investments, and such eventuality is translated into the accrual of 50% in cash held in trust of the value of the principal of the preferred CPO's, and such situation remains in effect for 60 calendar days.

b. The future credit rights do not meet the eligibility criteria established in the trust issue affidavit.

	2002	**2001**
First issue – April 15, 2000		Ps. (133,000)
Second issue – December 7, 2000	Ps. (167,000)	(167,000)
Third issue – December 20, 2001	(100,000)	(100,000)
Aforo	(173,673)	(298,517)
Reinvestments	(962,247)	(211,143)
Securitized credit rights - total	(1,402,920)	(909,660)
Less: Collected portfolio of notarized houses	797,405	780,252
Securitized credit rights - net	(605,515)	(129,408)
Less: Work completed regarding credit rights	400,526	152,631
Less: Investments in subordinated CPOs	359,865	243,014
Credit rights - net	154,876	266,237
Restatement to purchasing power of December 31, 2002		15,176
Recoverable credit rights (Subordinated CPOs – Net)	Ps. 154,876	Ps. 281,413

9. PROPERTY AND EQUIPMENT

	2002	2001
Land	Ps. 72,510	Ps. 25,284
Buildings	123,607	53,311
Machinery and equipment	765,279	607,185
Computers	96,573	98,545
Furniture and fixtures	76,519	77,033
	1,134,488	861,358
Accumulated depreciation	(433,423)	(342,167)
	701,065	519,191
Land and buildings under capital lease		86,659
Equipment under capital lease		164,077
Accumulated amortization		(44,248)
		206,488
Installation costs	57,399	73,873
Accumulated amortization	(27,156)	(40,776)
	30,243	33,097
	Ps. 731,308	Ps. 758,776

10. OTHER ASSETS

	2002	2001
Domestic preoperating costs	Ps. 28,455	Ps. 45,074
International preoperating costs		16,114
Debt issuance costs	15,172	5,935
Tools and equipment	67,185	95,674
	110,812	162,797
Accumulated amortization	(15,247)	(31,966)
	95,565	130,831
Long–term receivables (1)	11,794	12,286
	Ps. 107,359	Ps. 143,117

(1) These refer to collection rights to housing sold by the Queretaro State Housing Commission with the following characteristics: term of 30 years; periodic installments to be made upto the year 2026; collection carried-out by INFONAVIT.

11. NOTES PAYABLE TO FINANCIAL INSTITUTIONS

	2002	2001
Denominated in Mexican pesos		
Mortgage bridge loans secured by real estate inventory; variable interest rates based on: TIIE plus 2% to 3.75% at December 31, 2002 and 2001.	Ps. 876,184	Ps. 967,129
Commercial paper with various issue dates, due within a year of issuance and issued through Casa de Bolsa Bancomer, Banorte, Inverlat and Inbursa, discount rate of 10.56% at December 31, 2002 and 9.63% to 10.32% at December 31, 2001.	46,381	90,903
Mortgage bridge loan secured by inventory; variable interest rates of 8.34% over UDI at December 31, 2002 and 2001.	16,899	40,996
Notes payable, unsecured, with interest rates varying from 10.95% to 11.90% at December 31, 2002 and 15.00% to 18.34 at December 31, 2001, having various maturities under one year.	135,452	238,878
Denominated in Chilean Pesos		
Mortgage bridge loans in the amount of 5,268,520,792 Chilean pesos; secured with real estate inventories, variable interest at the Development Unit (6.095%) plus 6.57% to 7.72% at December 31, 2001.		78,329
	Ps.1,074,916	Ps.1,416,235

At December 31, 2002 the Company has credit lines available in the amount of $3,995,091.

a. TIIE - This is determined by the Mexican Central Bank. As of December 31, 2002 and 2001, the TIIE was 8.535% and 7.90%, respectively.

b. UDI - These are units of account whose value in pesos is indexed to inflation on a daily basis, as measured by the change in the NCPI. Under a UDI-based loan, the borrower's nominal peso principal balance is converted to a UDI principal balance, and interest on the loan is calculated on the outstanding UDI of the loan. Principal and interest payments are made by the borrower in an amount of pesos equivalent to the amount due in UDI at the stated value of the UDI on the day of payment. As of December 31, 2002, the UDI value was 3.225778 Mexican pesos (historical value).

c. PRIME –Prime is defined as the highest rate on a specific day among CETES (Treasury Bills) (6.98 % and 17.59% at December 31, 2002 and 2001, respectively), CPP (a rate determined by the Bank of Mexico), or TIIE.

12. PAYABLES TO SUPPLIERS OF LAND

The Company has executed several purchase and sale contracts for the following plots of land:

	2002	2001
Contract in which the total amount of the transaction was Ps. 84,152, with expiration in 2003.	Ps. 56,152	
Contract in which the total amount of the transaction was Ps. 35,384. Down payment of Ps. 20,000 at the time the deeds are executed and the remaining is payable within one year.	35,384	
Contract for the total amount Ps. 33,289, with expiration in 2003.	22,362	
Contract in which the total amount of the transaction was Ps. 31,500, with expiration in 2002.		Ps. 22,724
Contract for the total amount of the transaction was Ps. 2,864,250 per the following conditions: Payment of Ps. 2,004,975 with maturity when the deeds are prepared.		19,309
Contracts for the total amount of the transaction was Ps. 21,976 and with the following conditions: Payment of 20% when the deeds are prepared, and the difference within 45 calendar days after signing.		19,532
Contract in which the total amount of the transaction was Ps. 42,718, monthly payments up to April 30, 2002.		11,048
Other contracts for various plots of land with maturities of under one year.	118,946	94,187
Total	232,844	166,800
Current portion	(232,844)	(145,759)
Long-term portion	Ps. 0	Ps. 21,041

13. TAXES PAYABLE AND OTHER CURRENT LIABILITIES

	2002	2001
Taxes other than income tax	Ps. 62,246	Ps. 50,416
Provisions	58,704	41,620
Services and other	66,713	78,345
	Ps. 187,663	Ps. 170,381

14. LONG-TERM DEBT

	2002	2001
Denominated in Mexican pesos:		
Medium term note payable, maturing August 7, 2003; variable interest at 13.38% and 23.01% at December 31, 2002 and 2001, respectively.	Ps. 300,000	Ps. 317,100
Medium term note payable, maturing January 27, 2005, variable interest at 13.38% and 13.65% at December 31, 2002 and 2001, respectively.	300,000	317,100
Medium-term note payable, maturing March 28, 2006, variable interest at 13.13% and 15.34% at December 31, 2002 and 2001, respectively.	135,000	142,695
Medium-term note payable, maturing April 26, 2006, variable interest at 11.75% and 13.20% at December 31, 2002 and 2001, respectively.	65,000	68,705
Medium-term note payable, maturing October 6, 2006, variable interest at 11.75% at December 31, 2002.	200,000	
Capital leases for machinery and equipment with variable interest rate equal to 1.5% above the TIIE rate at December 31, 2002 and 2001; various maturities.	3,924	14,143
Mortgage loan, secured by certain houses granted by Banco Bilbao Vizcaya, at a variable interest of 18% at December 31, 2002.	434	47
Denominated in U.S. Dollars:		
Euro commercial paper program for up to US$ 70,000,000. At December 31, 2002, US$4,000,000 has been issued at a fixed annual interest rate of 7%, maturing on April 4, 2003.	41,757	
Note payable to GE Capital for U.S$6,500,000; 19 quarterly installments of principal plus interest at 9.57% at December 31, 2002 and 2001; secured with aircraft.	44,957	48,513
Medium-term notes for US$50,000,000, 10% fixed annual interest rate; maturing May 23, 2002.		103,591
Denominated in Chilean Pesos:		
Loan with the Chilean Central Bank for $2,303,529,298 Chilean pesos; interest rate of 1.2% over the average active Bank Rate of 6.7% plus 1.2% at December 31, 2001.		34,509
	1,091,072	1,046,827
Less current portion of long-term debt	(353,480)	(123,904)
	737,592	922,923
Seniority premium	2,110	1,465
	Ps. 739,702	Ps. 924,388

Contractual maturities of long-term debt are as follows:

Year ending December 31,	Amount
2004	Ps. 37,592
2005	300,000
2006	400,000
	Ps. 737,592

15. STOCKHOLDERS' EQUITY

a. Majority stockholders' equity at historical and restated values at December 31, 2002 and 2001, respectively, is as follows:

		2002	
	Historical	Restatement	Restated
Common stock	Ps. 114,792	Ps. 268,390	Ps. 383,182
Additional paid-in capital	998,453	1,310,995	2,309,448
Reserve for repurchase of shares	215,011	5,216	220,227
Retained earnings	1,873,597	617,666	2,491,263
Insufficiency in restated stockholders' equity		(2,168,511)	(2,168,511)
Cumulative effect of deferred income tax	(528,707)	(54,725)	(583,432)
Cumulative translation adjustment	204	2,546	2,750
	Ps.2,673,350	Ps. (18,423)	Ps.2,654,927

		2001	
	Historical	Restatement	Restated
Common stock	Ps. 112,788	Ps. 270,828	Ps. 383,616
Additional paid-in capital	998,453	1,310,995	2,309,448
Reserve for repurchase of shares	200,000	16,485	216,485
Retained earnings	1,486,534	640,081	2,126,615
Insufficiency in restated stockholders' equity		(2,045,732)	(2,045,732)
Cumulative effect of deferred income tax	(528,707)	(54,725)	(583,432)
Cumulative translation adjustment	924	2,247	3,171
	Ps.2,269,992	Ps. 140,179	Ps.2,410,171

. At December 31, 2002 and 2001, authorized common stock was 161,079,308 shares, of which 100,472,530 have been issued and paid for at such dates. The shares are no-par value common stock, are not subject to withdrawal and refer only to fixed capital. At December 31, 2002, the Company had 99,438,030 shares outstanding and 1,034,500 shares held in treasury.

b. Comprehensive income amounts in the statements of changes in stockholders' equity represent the Company's total activity during each period. It includes the consolidated net income of majority stockholders for the period, plus other comprehensive income items of the same period which are presented directly in stockholders' equity without affecting the statements of income, as established in accounting principles generally accepted in Mexico. In the 2002 and 2001, the other comprehensive income items are the losses from holding nonmonetary assets and the translation adjustment of foreign entities.

c. Stockholders' equity, except restated paid-in capital and tax retained earnings, will be subject to a 35% dividend tax. Beginning January 1, 2003, such rate will be reduced by one percentage point each year until reaching 32% in 2005. Any income taxes paid on such distribution on or after January 1, 2002, may be credited against future income tax payable by the Company in the three fiscal years following such payment.

d. During the stockholders' extraordinary general meeting held on March 31, 1997, authorization was given to issue 5,000,000 new ordinary Series B shares at no par value, of which a part will be distributed to key personnel through a subscription of debentures convertible into shares, which were approved at that meeting, while another part will be held for future incentives. The purpose of this plan is to align the interest of the employees with those of the Company's stockholders, and also reward them for the Company's success.

With regard to this employee incentive plan, the Board of Directors submitted to the stockholders' meetings held in April 2001, the ratification of the form of payment of the bonuses for the group's key personnel relative to 2000, 1999 and 1998, by means of a plan based on the issue of convertible debentures.

e. At the Stockholders' and Board of Directors' extraordinary meetings held in April, May and August, 2001, the following was approved:

- The issuance of additional common stock up to $67,880 through the conversion of unsecured bonds into 60,606,778 GEO shares. It was agreed that 10,606,778 of the shares would be issued to GEO employees, as part of an incentive plan, for past, present and future incentives. The remaining 50,000,000 shares would be issued only under a "GEO takeover" according to resolutions to be made by the Board of Directors in future meetings.

- At the Board of Directors' meeting held on May 4, 2001, the term "GEO takeover" was defined. A GEO takeover is the attempted acquisition, attainment, offering or exchange of 30% or more of the Company's stock by one or more individuals or entities without the written approval of the Board of Directors. During such meeting, the procedure to exchange the 50,000,000 shares in case of a hostile takeover was also established. The Board of Directors would select the executives who would receive the shares. The executives would then conceal and transfer the shares to a trust. The shares in this trust would be distributed on a pro-rata basis among all current shareholders, except for those identified by the Board of Directors as responsible for the takeover. Such bylaw amendment would be valid only with prior authorization of the National Banking and Securities Commission (CNBV), in accordance with article 14 Bis 3, paragraph 7 of the New Securities Exchange Act published on June 1, 2001.

- In order to increase the number of shares of common stock due to the conversion of convertible debentures into shares, as explained in the previous paragraph, it was approved to increase the fixed part of common stock by the amount of $67,880 through the issuance of 60,606,778 common shares of Series "B," at no par value, to be deposited in the Company's treasury.

- The issuance of 5,000,000 shares was authorized for the employee incentive plan, as mentioned in the prior subsection "d". It was further agreed to cancel 1,481,485 unsubscribed shares. However, as mentioned in the first paragraph of this subsection "e," there were 10,606,778 unsubscribed shares for the purpose of the employee incentive plan. In September 2002, unsecured debentures were converted into 2,954,203 shares issued at par value of Ps. 1.12 (1 peso and 12 cents), generating a capital increase of Ps. 3,308. The balance of unsubscribed shares as of December 31, 2002 is 7,652,495.

  The compensation given to officers and employees will vest on the dates and in the percentages indicated below through a trust established for such purpose:

  July 4, 2003 – 40% of the shares
  July 4, 2004 – 30% of the shares
  July 4, 2005 – 30% of the shares

  The incentive plan for officers and employees is conditioned upon the following:

  - The employee or officer must remain at the Company for the time and under the terms indicated; otherwise, they accept and acknowledge that the value of their shares will be Ps. 1.12 (1 peso and 12 cents).

  - The acquisition rights derived from the shares vested in accordance with the aforementioned calendar will not have proportional affects for incomplete years, because such rights will only be generated, as the case may be, at the aforementioned dates.

- It was also agreed to cancel 9,125,293 shares issued in March 1997, which had not been subscribed or paid

- The Board of Directors of GEO agreed that if a fair and adequate tender offer (non-hostile) for the Company were received and accepted, this offer should be extended by the buying group to all the investors of the Company, in such a way that minority stockholders and the controlling group would have the opportunity to participate in such offering and sell their shares at the same price and under the same conditions. This type of protection to the minority stockholders is known in international stock markets as "Tag Along" rights.

- An increase in the reserve for the repurchase of shares was approved for an amount of Ps. 200,000 (historical pesos). At December 31, 2002, the Company had repurchased 1,034,500 shares.

f. The balances of the tax accounts of stockholders' equity at December 31 are as follows:

	2002	**2001**
Contributed capital account	Ps. 2,682,561	Ps. 2,682,561
Net tax income account	292	292
	P.s. 2,682,853	Ps. 2,682,853

16. **FOREIGN CURRENCY BALANCES AND TRANSACTIONS**

a. At December 31, 2002, the foreign currency monetary position of the Company's Mexican subsidiaries is as follows:

Balances	Balances in Foreign Currency (Thousands)	Mexican Peso Equivalent
U.S. Dollars:		
Assets	1,651	Ps. 17,232
Liabilities	(8,306)	(86,714)
Position - short	(6,655)	Ps. (69,482)

b. Foreign nonmonetary assets at December 31, 2002, were as follows:

Machinery and equipment is classified according to the currency of the primary countries of origin.

Machinery and equipment	Balances in Foreign Currency (Thousands)	Mexican Peso Equivalent
U.S. dollar	7,795	Ps. 81,378
French franc	64,481	107,618
Pound sterling	2,775	46,698
Italian lira	16,053,103	96,319
German mark	2,326	13,026
Spanish peseta	527,967	34,846

c. Exchange rates applied at period and at the date of the independent accountants' review report, respectively, are as follows:

	February 21, 2003	December 31, 2002	December 31, 2001
U.S. dollar - Central Bank	Ps. 10.9390	Ps. 10.4393	Ps. 9.1695
Euro	11.7750	10.7212	8.0589
Pound sterling	17.2770	16.8260	13.2600
Chilean peso	0.0013	0.0140	0.0140

17. **MINORITY STOCKHOLDERS' EQUITY**

Minority stockholders' equity at December 31, 2002 and 2001 consisted of the following:

	2002	2001
Common stock	Ps. 90,892	Ps. 94,913
Accumulated deficit	(82,561)	(81,910)
Net income (loss)	18,420	(5,973)
Insufficiency in restated stockholders' equity	(2,406)	(1,854)
	24,345	5,176
Contributions from trustors (See Note 1)	15,463	97,596
	Ps. 39,808	Ps. 102,772

18. BIDDINGS AND CREDIT ASSIGNMENTS

Below is a reconciliation at December 31, 2002 that shows the number of houses related to approvals of Line II packages from INFONAVIT and auctions won to obtain financing for housing construction and guarantees by INFONAVIT and FOVI for granting credits to affiliated members to acquire housing.

Status of bids:

	Number of Houses
Balance, December 31, 2001	22,237
2002 bids	27,483
Less 2002 revenue units	(27,112)
Declined bids	(5,354)
Balance, December 31, 2002	17,254

19. REAL ESTATE DEVELOPMENT REVENUES

Real estate development revenues by type of mortgage are as follows:

	2002	2001
Line II and INFONAVIT auction	Ps. 4,121,693	Ps.3,616,295
FOVI and FOVISSSTE	1,258,117	1,217,837
Revenue (cost) from cancellation (creation) of reserves	(2,693)	1,003
Domestic operations	5,377,117	4,835,135
International operations		88,389
	Ps. 5,377,117	Ps.4,923,524

20. REAL ESTATE DEVELOPMENT COSTS

Real estate development costs by type of mortgage at December 31, 2002 and 2001, are as follows:

	2002	2001
Line II and INFONAVIT auction	Ps. 3,048,975	Ps.2,679,853
FOVI and FOVISSSTE	931,444	904,742
Cost (revenues) from cancellation (creation) of reserves	(2,616)	(1,124)
Cost of guarantees and services	4,032	9,527
Domestic operations	3,981,835	3,592,998
International operations		64,672
Total	Ps. 3,981,835	Ps.3,657,670

21. INTERES EXPENSE

	2002	2001
Interest and commissions paid	Ps. 188,462	Ps. 203,339
Amortization of cost of issuing medium-term commercial paper and recoverable credit rights	16,641	24,873
Total	Ps. 205,103	Ps. 228,212

22. INCOME TAX, ASSET TAX AND EMPLOYEE STATUTORY PROFIT-SHARING

In accordance with Mexican tax law, the Company is subject to asset tax (IMPAC) and income tax (ISR), which takes into consideration the taxable and deductible effects of inflation.

Through December 31, 2001, the Mexican ISR rate was 35% with the obligation to pay 30% currently and the option of deferring payment of the remaining 5% until profits are distributed. The new tax law enacted January 1, 2002, eliminated the option to defer the 5% portion of the income tax payment and reduces the 35% tax rate by one percentage point each year until reaching 32% in 2005. The deduction for employee statutory profit-sharing (PTU) and the obligation to withhold taxes on dividends paid to individuals or foreign residents was also eliminated.

IMPAC is calculated by applying 1.8% to the Company's asset position, as defined in the law, and is payable only to the extent that it exceeds ISR payable for the same period. If in any year IMPAC exceeds the ISR payable, the IMPAC payment for such excess may be reduced by the amount by which ISR exceeded IMPAC in the three preceding years and any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.

GEO incurs consolidated ISR and IMPAC with its subsidiaries in the proportion which GEO owns the voting stock of its subsidiaries at the balance sheet date. As of January 1, 2002, the proportion is calculated based on the average daily equity percentage which GEO owns of its subsidiaries during the year. The tax results of the subsidiaries are consolidated at 60% of such proportion. Provisional payments of ISR and IMPAC of both GEO and its subsidiaries are made as if GEO did not file a consolidated tax return.

a. Income tax and employee statutory profit-sharing expense consist of the following:

	2002	2001
Income tax expense (benefit):		
Current	Ps.	Ps. 16,919
Deferred	229,525	121,714
Effect of change in statutory rate on deferred ISR	(17,847)	
Employee statutory profit-sharing current		4,616
	Ps. 211,678	Ps. 143,249

The deferred ISR effect from the reduction in the 2002 ISR rates, related to the gradual reduction of the ISR rates explained above, resulted in the recalculation of the deferred ISR liability recorded as of December 31, 2001. The various applicable rates beginning in 2003 were applied to the temporary differences based on their estimated reversal date.

b. At December 31, 2002 and 2001, the main items comprising the liability balance of deferred income tax are as follows:

Deferred income tax liabilities:

	2002	2001
Accounts receivable	Ps. (1,031,609)	Ps. (981,298)
Property, plant and equipment	(167,181)	(182,628)
Inventories	(373,120)	(330,017)
Other	(24,097)	(26,906)
	(1,596,007)	(1,520,849)
Deferred income tax assets:		
Advances from customers	86,349	75,244
Provisions	8,840	18,017
Effects of tax loss carryforwards	727,972	767,331
	823,161	860,592
Recoverable asset tax	173,143	660,257
Net deferred liabilities	Ps. (599,703)	Ps. (547,524)

c. At December 31, 2002 and 2001 there are taxable temporary differences related to deferred PTU, mainly inventories, for which the deferred PTU liability of approximately Ps. 109,741 and Ps. 52,618 respectively, was not recorded because the Company believes that they will not reverse due to the continued and recurring nature of its transactions. In addition, there are unquantified permanent differences, mainly from restatement of fixed assets, which are expected to have an effect on profit- sharing generated in the future.

d. Tax loss carryforwards and recoverable tax on assets for which the deferred income tax asset and prepaid expense, respectively, have been recognized, can be recovered subject to certain conditions. As of December 31, 2002 restated amounts and expiration dates are as follows:

Loss Carryforward	Assets Tax	Year of Expiration
	Ps. 1,949	2003
Ps. 1		2004
108	2,931	2005
1,028,405	780	2006
433,622	1,732	2007
189,127	3,451	2008
51,657	33,590	2009
230,341	33,775	2010
149,208	35,715	2011
123,507	59,220	2012
Ps. 2,205,976	Ps. 173,143	

e. For the year ended December 31, 2002, the change in insufficiency in restated stockholders' equity, as shown in the accompanying statements of changes in stockholders' equity, is presented net of the effect of the related deferred income tax of $19,739.

23. DISCONTINUED OPERATIONS

Operating results of Geo Beazer, L. P. as described in Note 1, have been recorded as discontinued operations. Operating results were as follows:

	2001
Revenues	Ps. 14,936
Cost and expenses	(23,911)
Other revenues	2,522
Net results	Ps. (11,497)

24. EARNINGS PER SHARE

The amounts used to determine earnings per share for the years ended December 31, 2002 and 2001 were as follows:

	Income	2002 Weighted Average Number of Shares	Pesos per Share
Income from continuing operations	Ps. 383,068		
Minority net income	18,420		
Majority income from continuing operations	364,648	100,001,051	Ps. 3.64
Net income of majority stockholders	Ps. 364,648		Ps. 3.64

	Income	2001 Weighted Average Number of Shares	Pesos per Share
Income from continuing operations	Ps. 302,195		
Minority net loss	5,973		
Majority income from continuing operations	308,168	100,472,530	Ps. 3.06
Loss from discontinued operations	(11,497)	100,472,530	(0.11)
Net income of majority stockholders	Ps. 296,671		Ps. 2.95

25. COMMITMENTS AND CONTINGENCIES

The Company has labor lawsuits in the amount of Ps.10,415 at December 31, 2002 which it believes will be resolved favorably.

26. NEW ACCOUNTING PRINCIPLES

In December 2001, the Mexican Institute of Public Accountants (IMCP) issued new Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" (C-9), whose provisions are mandatory for fiscal years beginning January 1, 2003, although early application is encouraged. C-9 supersedes the former Bulletins C-9, "Liabilities" and C-12, "Contingencies and Commitments" and establishes additional guidelines clarifying the accounting for liabilities, provisions and contingent assets and liabilities, and establishes new standards for the use of present value techniques to measure liabilities and accounting for the early settlement of obligations.

In January 2002, the IMCP issued new Bulletin C-8, "Intangible Assets" (C-8), whose provisions are mandatory for fiscal years beginning January 1, 2003, although early application is encouraged. C-8 supersedes the former Bulletin C-8, "Intangibles" and establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets. Any preoperating costs incurred after the effective date of this Bulletin should be recorded as an expense. The unamortized balance of capitalized preoperating costs under the former Bulletin C-8 will continue to be amortized. C-8 requires identification of all intangible assets to reduce as much as possible the goodwill relative to business combinations.

The Company has not fully assessed the effects of adopting these two new accounting principles on its financial position and results of operations. However, as the provisions recorded and development expenses incurred are not significant, the Company's management believes that the adoption of such new principles will not have a material effect on its financial position and results of operations.

* * * * * *





CORPORACIÓN GEO, S.A. DE C.V.

GEO ISSUES ITS THIRD SECURITIZATION, OBTAINS

2002 NG CONDITIONS;

orporacion Geo, S.A. de C.V. (GEOB;
veloper in Mexico and the largest builder
, today announced the issuance of its
n in the amount of Ps. 100 million. The
with a maturity of three and a half years

In this third issuance GEO maintained its "AA-" credit rating by Standard & Poor's, which attests to the quality of the notes.

"The improved conditions of this issuance, compared to the last two, are the result of the efficiency proven by the program," said Mr. Miguel Gomez Mont, CEO of GEO. He added, "The debt market in Mexico has recognized GEO's outstanding fundamentals and the great prospects of the housing industry. Moreover, we had noticed that capital markets had responded with similar favor and confidence resulting in a 115% increase in GEO's stock value during 2001."

Luis Orvañanos, GEO's Chairman, declared: "This third securitization is part of our strategy to reduce the cost of financing and working capital requirements. We feel extremely motivated by the great outlook of the housing market in Mexico. Our accounts receivable securitization program is key to profitably taking advantage of the opportunities offered by the market."

Victor Segura, GEO's CFO commented, "With this securitization we had sold the equivalent of 816 homes and we will finance though the revolving


CasasGEO



CORPORACIÓN GEO, S.A. DE C.V.

GEO ISSUES ITS THIRD SECURITIZATION, OBTAINS BETTER FINANCING CONDITIONS;

Mexico City, Jan. 08, 2002 - Corporacion Geo, S.A. de C.V. (GEOB; CORPGEO MX), the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, today announced the issuance of its third accounts receivable securitization in the amount of Ps. 100 million. The issuance was placed on December 20, with a maturity of three and a half years at a rate of CETES + 2.75

In this third issuance GEO maintained its "AA-" credit rating by Standard & Poor's, which attests to the quality of the notes.

"The improved conditions of this issuance, compared to the last two, are the result of the efficiency proven by the program," said Mr. Miguel Gomez Mont, CEO of GEO. He added, "The debt market in Mexico has recognized GEO's outstanding fundamentals and the great prospects of the housing industry. Moreover, we had noticed that capital markets had responded with similar favor and confidence resulting in a 115% increase in GEO's stock value during 2001."

Luis Orvañanos, GEO's Chairman, declared: "This third securitization is part of our strategy to reduce the cost of financing and working capital requirements. We feel extremely motivated by the great outlook of the housing market in Mexico. Our accounts receivable securitization program is key to profitably taking advantage of the opportunities offered by the market."

Victor Segura, GEO's CFO commented, "With this securitization we had sold the equivalent of 816 homes and we will finance though the revolving

feature of the instrument approximately 7,300 homes over the next three and a half years."

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, GEO is involved in all aspects of housing development, from design and construction to marketing, sales and delivery of affordable and middle-class houses in Mexico and Chile.

GEO is also the most geographically diverse housing company in Mexico, operating in 32 cities in 19 states, covering more than 70% of the population of the country. Besides having the leading market share in Mexico, the "Casas GEO" brand is recognized by 9 of 10 potential homebuyers, making it "Top of Mind" in its sector. In the past 28 years, GEO has sold and produced over 150,000 homes in which live more than 750,000 people, more than double its nearest competitor.

GEO is dedicated to generating value for its shareholders through a Solid Strategy of Growth which provides Superior Quality of Life for all of its customers.

Contact and additional information:

Iván Vela
Investor Relations Officer
Corporacion GEO
Tel. 55-5480-5071
Fax 55-5554-6064
ivela@casasgeo.com
www.casasgeo.com


CasasGEO

CORPORACIÓN GEO, S.A. DE C.V.

GEO WINS AWARD FOR BEST INVESTOR RELATIONS WEBSITE IN MEXICO ORGANIZED BY LATINFINANCE

Mexico City, Jan. 28, 2002 - Corporacion Geo, S.A. de C.V. (GEOB; CORPGEO MX), the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, today announced that it was awarded for best Investor Relations Website among public companies in Mexico, according to the popular vote of professionals in the capital markets.

This Second edition of the POP+ contest was jointly organized by MZ Consult and Latin Finance magazine, and was the most widely contested in the history of the event, with a total of 1,900 votes cast, and 53 Latin American companies participating. The ceremony took place in São Paulo on January 23.

"This is a sign of the great commitment that the leadership of Corporación Geo has to promoting in an intentional way the company's image in the financial markets, and to providing the same level of information about the company to all investors and analysts, using mass communications methods, and especially Internet technologies," commented Miguel Gómez Mont, CEO.

At the end of the voting period, which took place from November 1, 2001 to January 15, 2002, and was open only to qualified capital market professionals, Corporación Geo and Petrobras in Brazil dominated the competition and emerged as the winners of the most votes for best Investor Relations Websites in Mexico and Brazil, respectively.

Iván Vela, Geo's Director of Investor Relations, added: "At Geo, we are very proud of this positive reaction of analysts and investors to the great efforts that we are extending in order to create closer relationships and more open and transparent communication with all players in the capital markets. At the same time, we feel even more committed now to increase the amount, quality and

accessibility of public information available about the company and its business prospects"

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, GEO is involved in all aspects of housing development, from design and construction to marketing, sales and delivery of affordable and middle-class houses in Mexico and Chile.

GEO is also the most geographically diverse housing company in Mexico, operating in 32 cities in 19 states, covering more than 70% of the population of the country. Besides having the leading market share in Mexico, the "Casas GEO" brand is recognized by 9 of 10 potential homebuyers, making it "Top of Mind" in its sector. In the past 28 years, GEO has sold and produced over 150,000 homes in which live more than 750,000 people, more than double its nearest competitor.

GEO is dedicated to generating value for its shareholders through a Solid Strategy of Growth which provides Superior Quality of Life for all of its customers.

Contact and additional information:

Iván Vela
Investor Relations Officer
Corporacion GEO
Tel. 55-5480-5071
Fax 55-5554-6064
ivela@casasgeo.com
www.casasgeo.com




CasasGEO

CORPORACIÓN GEO, S.A. DE C.V

GEO RELEASES PRELIMINARY RESULTS FOR 4Q2001

Mexico City, February 08, 2002 - Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX), the largest builder of affordable housing in the Americas and the leading homebuilder in Mexico published today its preliminary results for the fourth quarter of the year.

"Fourth quarter results should serve as the final evidence of the company's recovery and the end of our consolidation era. In the last months, the market has recognized the great efforts of Geo's Management and we believe that our stock will see an excellent recovery in the coming years", commented Ivan Vela, Director of Investor Relations.

Corporación Geo expects important increases in all operating items for the fourth quarter results when compared to the same period last year, as well as for quarter over quarter comparisons.

As for the full year 2001 results, Geo is expecting an increase in EBITDA in dollars of about 10% to 12% compared to US$ 99.5 million in 2000 and the fulfillment of the main annual goals, which it had shared with the market.

Geo's emphasis on profitable operations will result in an outstanding improvement in the debt to capitalization ratio compared to last year. In the same manner, the financial structure of the company will show further improvements, especially after the successful Eurobond refinancing. Now, Geo is ready to face the future and deliver once again profitable growth from 2002 forward.

Summary of Preliminary Results

Concept	4Q2001	2001
Homes Sold	8,665 – 8,965	25,000 – 25,300
Revenues (in million pesos)	$1,400 – $1,450	$4,700 – $4,750
Gross Margin	26.5% - 27.0%	26.0% - 26.2%
Operating Margin	16.0% - 17.0%	14.5% - 15.0%
EBITDA (in million pesos)	$300 – $320	$1,000 – $1,020

Preliminary Results

Fourth Quarter 2001

Contacts and Additional Information:

Iván Vela
+(52)5480-5071
ivela@casasgeo.com

Marco Lalos
+(52)5480-5078
geo_ir@casasgeo.com

WWW.CASASGEO.COM





The figures and comments included in this report are based on the company's projections. These expectations could differ materially from actual results due to changes in market or industry conditions, macro-economic risks and other factors related to the industry and the economic environment.



Corporación Geo

Preliminary Results

First Quarter 2002

Contacts and Additional Information:

Iván Vela
+(52) 55 5480-5071
ivela@casasgeo.com

Marco Lalos
+(52) 55 5480-5078
geo_ir@casasgeo.com

WWW.CASASGEO.COM






CasasGEO

CORPORACIÓN GEO, S.A. DE C.V

GEO RELEASES PRELIMINARY RESULTS FOR 1Q2002

Mexico City, April 10, 2002 - Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX), the largest builder of affordable housing in the Americas and the leading homebuilder in Mexico published today its preliminary results for the first quarter of 2002.

"First quarter results will confirm that the company is enjoying a very positive period, not only on the operational side, but also in terms of market share. Geo's results this year should be much more predictable and consistent than last year's, considering that we are betting on a revenues seasonality almost identical to what we experienced in 2001, but with an 8% growth for the year. All this, will help to stabilize the year-over-year margin and income comparisons", commented Ivan Vela, Director of Finance and Equity Markets.

Regarding the financial structure of the company, we can expect a moderate increase in the accounts receivable as well as in net debt, according to the level of investment in new projects for the year.

First quarter 2002 results will reflect the sale of 1% of Corporación Geo's participation in the Geosal subsidiary; the joint venture Geo has in Chile. Geo's operating results and financial structure will benefit from this transaction, as the Chilean operations will now be reported on the minority interest line, instead of consolidating them on a 50% basis and thus influencing the performance of the Mexican operations.

Summary of Preliminary Results 1Q2002

Operational Item	1Q2002
Homes Sold	5,100 – 5,300
Revenues (in millions of pesos)	$1,060 – $1,100
Gross Margin	25.5% - 25.8%
Operating Margin	13.2% - 13.8%
EBITDA (in millions of pesos)	$220 – $230

Corporación GEO will release its First Quarter 2002 Earnings Results next Friday, April 19 after the markets close, and will hold a Conference Call on Monday, April 22 at 10:00 a.m. Eastern Standard Time / 09:00 a.m. Mexico City time.

The figures and comments included in this report are based on the company's projections. These expectations could differ materially from actual results due to changes in market or industry conditions, macro-economic risks and other factors related to the industry anc the economic environment.


CasasGEO

CORPORACIÓN GEO, S.A. DE C.V.

GEO RESTRUCTURES SHORT-TERM FINANCIAL LIABILITIES AND IMPROVES DEBT PROFILE

Mexico City, April 30, 2002 -- Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX), the leading housing developer in Mexico and Latin America, has improved its debt profile by placing today a medium-term note with a 4½-year maturity, for $200 million Pesos, at a rate of TIIE + 3.0.

With this issuance, Corporación Geo will replace Bank loans and/or short-term commercial paper, with the objective of improving its debt structure and ensuring access to a stable and continuous source of working capital, as well as reducing its financing costs.

Luis Orvañanos, Chairman of the Board of Corporación Geo, commented that "the financial strategy of the company is aligned with the expected growth in the number of mortgages available over the next few years. Therefore, we have to have permanent access to working and long-term capital, to profitably pursue these market opportunities."

"As part of our financial strategy, and in light of the low rates of interest in Mexico, we have decided to take advantage of these conditions to improve our debt profile and generate savings in our finance costs," added Victor Segura, CFO.

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, GEO is involved in all aspects of housing development, from design and construction to marketing, sales and delivery of affordable and middle-class houses in Mexico and Chile.

GEO is also the most geographically diverse housing company in Mexico, operating in 32 cities in 19 states, covering more than 70% of the population of the country. Besides having the leading market share in Mexico, the "Casas GEO" brand is recognized by 9 of 10 potential homebuyers, making it "Top of Mind" in its sector. In the past 28 years, GEO has sold and produced over 165,000 homes in which live more than 775,000 people, more than double its nearest competitor.

GEO is dedicated to generating value for its shareholders through a Solid Strategy of Growth which provides Superior Quality of Life for all of its customers.

Contact: **Iván Vela**
Director of Finance and Equity Markets
Corporación GEO
Tel. 525-480-5071
Fax 525-554-6064
ivela@casasgeo.com
www.casasgeo.com


CasasGEO

CORPORACIÓN GEO, S.A. DE C.V

PRESIDENT FOX VISITS GEO HOUSING DEVELOPMENT IN MEXICO CITY

Mexico City, May 3, 2002 – Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX), the leading housing developer in Mexico and Latin America, announced today that Vicente Fox, President of Mexico, visited a Geo development and met this morning with Geo employees, in honor of the "Día de Santa Cruz", a day dedicated to construction workers.

In the "Residencial Oso" middle-class housing development, the President met with workers of the company, and celebrated the ratification of his administration's housing goals for 2002, which include the granting of 500,000 mortgages.

Luis Orvañanos, Chairman of the Board of Corporación Geo, remarked, "We feel very proud to have the President with us on a day which is so special for the workers of our company. For us it is an honor that he chose to share this time in one of our developments – it symbolizes Geo's leadership within the industry, and the role that housing plays in the development of the country."

"Ever since we became a public company, we have invested continually in training for all of our employees, with the goal of guaranteeing product quality and the total satisfaction of our clients. This has been reflected in our results and the unequalled position that we have today in the housing industry," added Miguel Gómez-Mont.

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, GEO is involved in all aspects of housing development, from design and construction to marketing, sales and delivery of affordable and middle-class houses in Mexico and Chile.

GEO is also the most geographically diverse housing company in Mexico, operating in 32 cities in 19 states, covering more than 70% of the population of the country. Besides having the leading market share in Mexico, the "Casas GEO" brand is recognized by 9 of 10 potential homebuyers, *making it "Top of Mind" in its sector. In the past 28 years, GEO has sold and produced over 165,000 homes in which live more than 775,000 people,* more than double its nearest competitor.

GEO is dedicated to generating value for its shareholders through a Solid Strategy of Sustainable Growth which provides Superior Quality of Life for all of its customers.

Contact: **Iván Vela**
Director of Finance and Equity Markets
Corporación GEO
Tel. 525-480-5071
Fax 525-554-6064
ivela@casasgeo.com
www.casasgeo.com


CasasGEO

CORPORACIÓN GEO, S.A. DE C.V

GEO APPLAUDS FORMATION OF NATIONAL CHAMBER OF THE HOUSING INDUSTRY

Mexico City, May 13, 2002 -- Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX), the leading housing developer in Mexico and Latin America, applauded today the official creation of the National Chamber for Housing Promotion and Development, whose Constitutive Assembly took place yesterday in Mexico City.

The National Association of Housing Promoters – PROVIVAC – which groups 32 delegations and over 800 developers which account for over 75% of the housing supply in the country, achieved the status of a Chamber, thus becoming the premier private institution representing the housing sector.

Luis Orvañanos, President of Corporación Geo, commented that "The creation of the Chamber is an achievement not only for housing developers but for the entire country. At Geo, we feel very proud that our CEO, Miguel Gómez Mont, has been named as the Founding President of the Chamber, which symbolizes Geo's leadership in the industry."

"The transformation of PROVIVAC into the National Housing Chamber was a necessary change for the industry, given the ambitious housing production goals we have and the important moment the country is living. With this great step forward we are taking as a sector, we will be able to participate in an even more active manner in the formation of national housing policy, and we will also have access to much more information about the activities related to our industry," assured the CFO, Victor Segura.

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, GEO is involved in all aspects of housing development, from design and construction to marketing, sales and delivery of affordable and middle-class houses in Mexico and Chile.

GEO is also the most geographically diverse housing company in Mexico, operating in 32 cities in 19 states, covering more than 70% of the population of the country. Besides having the leading market share in Mexico, the "Casas GEO" brand is recognized by 9 of 10 potential homebuyers, making it "Top of Mind" in its sector. In the past 28 years, GEO has sold and produced over 165,000 homes in which live more than 775,000 people, more than double its nearest competitor.

GEO is dedicated to generating value for its shareholders through a Solid Strategy of Sustainable Growth which provides Superior Quality of Life for all of its customers.

Contact: **Iván Vela**
Director of Finance and Equity Markets
Corporación GEO
Tel. +(52) 55-5480-5071
Fax +(52) 55-5554-6064
ivela@casasgeo.com
www.casasgeo.com


CasasGEO

CORPORACIÓN GEO, S.A. DE C.V

GEO CONFIRMS GROWTH EXPECTATIONS FOR 2002

Mexico City, May 13, 2002 – Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX), the leading housing developer in Mexico and Latin America, announced today that it affirms its expectations for 2002, which are in the range of 8% - 10% growth in sales volume, revenues, and EBITDA.

"As a public response to a large number of inquiries on the part of analysts and investors of the company in relation to the operating conditions of Mexico's Housing Institutes and our business prospects, we can confirm that in Geo, we want to assure the market that we foresee no problems with sales or collections regarding the Housing Institutes, apart from the normal operations, and for this reason we are maintaining our goals for growth and profitability for 2002 and 2003," commented Luis Orvañanos, Corporación Geo's Chairman.

"In spite of the fact that FOVISSSTE has initiated with some delay their planned credit distribution programs for 2002, we are confident that they will strongly reactivate their operations in the second half of the year. This year we have adopted the policy of not participate in the FOVISSSTE program until it is in fully operation. However, the INFONAVIT together with the Federal Housing Mortgage Bank (Sociedad Hipotecaria Federal) and FOVISSSTE, will succeed in increasing the supply of mortgages by at least more than 35% over 2001 levels, which is more than sufficient for Geo to meet it's growth targets," concluded Iván Vela, Director of Finance and Equity Markets.

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, GEO is involved in all aspects of housing development, from design and construction to marketing, sales and delivery of affordable and middle-class houses in Mexico and Chile.

GEO is also the most geographically diverse housing company in Mexico, operating in 32 cities in 19 states, covering more than 70% of the population of the country. Besides having the leading market share in Mexico, the "Casas GEO" brand is recognized by 9 of 10 potential homebuyers, making it "Top of Mind" in its sector. In the past 28 years, GEO has sold and produced over 165,000 homes in which live more than 775,000 people, more than double its nearest competitor.

GEO is dedicated to generating value for its shareholders through a Solid Strategy of Sustainable Growth which provides Superior Quality of Life for all of its customers.

Contact: **Iván Vela**
Director of Finance and Equity Markets
Corporación GEO
Tel. +(52)55-5480-5071
Fax +(52)55-5554-6064
ivela@casasgeo.com
www.casasgeo.com



Corporacion Geo

Preliminary Results

Second Quarter 2002

Contacts and Additional Information:

Ivan Vela
+(52) 55 5480-5071
ivela@casasgeo.com

Marco Lalos
+(52) 55 5480-5078
geo_ir@casasgeo.com

WWW.CASASGEO.COM






CasasGEO

CORPORACIÓN GEO, S.A. DE C.V

GEO RELEASES PRELIMINARY RESULTS FOR 2Q2002

Mexico City, July 10, 2002 - Corporacion Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX), the largest builder of affordable housing in the Americas and the leading homebuilder in Mexico published today its preliminary results for the second quarter of the year.

"With the second quarter results, GEO continues on the path of consistent growth for the fourth quarter in a row, thus performing in line with market expectations," stated Ivan Vela, Director of Finance and Equity Markets.

Summary of Preliminary Results 2Q2002

Item	2Q2002
Homes Sold	5,500 – 5,700
Revenues (in millions of pesos)	$1,160 – $1,180
Gross Margin	25.3% - 25.6%
Operating Margin	14.1% - 14.3%
EBITDA Margin	21.0% - 21.2%

Corporacion GEO will release its Second Quarter 2002 Earnings Results on Friday, July 19, after the markets close, and will hold a Conference Call on Monday, July 22 at 11:00 a.m. Eastern Daylight Time / 10:00 a.m. Mexico City time.

The figures and comments included in this report are based on the company's projections. These expectations could differ materially from actual results due to changes in market or industry conditions, macro-economic risks and other factors related to the industry and the economic environment.




Casas GEO
Para vivir como quieres

CORPORACIÓN GEO, S.A. DE C.V

THE MEXICAN STOCK EXCHANGE (BMV) GRANTS GEO LIQUIDITY AWARD

Mexico, D. F. August 23, 2002.- Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX), the leading housing developer in Mexico and Latin America, announced today that as a consequence of the high liquidity levels reached during the last twelve months, the Mexican Stock Exchange granted GEO the "Liquidity Award 2001-2002".

Corporación GEO won the merits of this award as a result of the remarkable improvement in its shares' liquidity levels, along with the fulfillment of timing compliance and other requirements with the Mexican Stock Exchange.

"As a matter of fact, the exchange sets forth four groups of liquidity; high, medium, low, and minimum. At Geo, we are very proud to belong to the exclusive high liquidity group." commented Miguel Gómez Mont, Corporación GEO's CEO.

The liquidity of Corporación Geo's shares relative to 2001 has improved by 65% according to the average number of shares traded, and by more than 300% according to the daily average volume traded. Year to date, the daily average volume traded has exceeded US 850,000.



The boost in the liquidity of Corporación GEO's shares has been partially driven by the ongoing commitment to communicating with investors. This commitment has won Corporación GEO several awards. Among others, recently received awards by Corporación GEO are as follows:

- *Bronze Medal for "2001 Annual Report: Best Front Page" granted by The International ARC Awards 2002, USA.*
- *Bronze Medal for "2001 Annual Report: Best Interior Design and Theme Development" granted by The International ARC Awards 2002, USA.*
- *Nomination to "Best Debt Investor Relations in Latin America", granted by the Investor Relations Magazine Awards 2001, USA.*
- *"POP+ Best Investor Relations WebSite in Mexico in 2001 according to the Capital Markets", granted by the Latin Finance Magazine and MZ Consult, Brazil.*

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, GEO is involved in all aspects of housing development, from design and construction to marketing, sales and delivery of affordable and middle-class houses in Mexico and Chile.

GEO is also the most geographically diverse housing company in Mexico, operating in 32 cities in 19 states, covering more than 70% of the population of the country. Besides having the leading market share in Mexico, the "Casas GEO" brand is recognized by 9 of 10 potential homebuyers, making it "Top of Mind" in its sector. In the past 28 years, GEO has sold and produced over 165,000 homes in which live more than 775,000 people, more than double its nearest competitor.

GEO is dedicated to generating value for its shareholders through a Solid Strategy of Sustainable Growth which provides Superior Quality of Life for all of its customers.

Contact: **Iván Vela**
Director of Finance and Equity Markets
Corporación GEO
Tel. +(52) 55-5480-5071
Fax +(52) 55-5554-6064
ivela@casasgeo.com
www.casasgeo.com


Casas GEO


Casas GEO
Para vivir como quieres

CORPORACIÓN GEO, S.A. DE C.V.

GEO RECEIVES SECOND HIGHEST CORPORATE GOVERNANCE RATING IN LATIN AMERICA

México City, September 23, 2002 - Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX, ADR Level I CUSIP: 21986V204), the leading housing developer in Mexico and in Latin America, received the second highest rating in the category of Corporate Governance, according to a study by the firm Management & Excellence. Geo received a B+aa rating, second only to cement producer Cemex.

This is the first time that Management & Excellence, a firm that specializes in the measurement of concepts such as risk, corporate governance and corporate responsibility, has carried out a survey in Latin America to evaluate the level of business ethics among the largest and most competitive companies in the region.

Luis Orvañanos, President of Corporación Geo, said, "In today's market, it is fundamental to manage financial information in a transparent manner, as well as to maintain an ethical responsibility towards one's investors so that they may make the best decisions regarding their investments. In Geo, we are honoured to be named the second best company in Latin America in terms of Corporate Governance and Business Ethics."

M & E's final survey report states, "Corporación Geo received a superior rating due to the fact that it has instituted a solid policy of ethical practice at all levels: in its accounting practices, in how it treats its employees, communicates with investors, includes value added services in its housing developments such as schools, and acts as sponsor of charitable projects. This positive ethic reduces even further the risk of the company."



Some of the most notable characteristics of Geo's Corporate Governance are:

- ***45% of the members of the Board of Directors are truly external Directors.***
- ***There are no family relationships among members of the Board of Directors, Executive Officers, and Corporate Directors.***
- ***The Audit Committee, Compensation Committee, and Finance Committees are chaired by external Directors.***
- ***Full implementation of the code of Best Corporate Practices of the CNBV and BMV.***
- ***Over 30% of the employees are shareholders of the company.***
- ***Only one series of shares: One share, One Vote.***
- ***Free float of 65%***
- ***The first Mexican company to introduce "Tag-Along Rights" in its by-laws.***

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, GEO is involved in all aspects of housing development, from design and construction to marketing, sales and delivery of affordable and middle-class houses in Mexico and Chile.

GEO is also the most geographically diverse housing company in Mexico, operating in 32 cities in 19 states, covering more than 70% of the population of the country. Besides having the leading market share in Mexico, the "Casas GEO" brand is recognized by 9 of 10 potential homebuyers, making it "Top of Mind" in its sector. In the past 29 years, GEO has sold and produced over 170,000 homes in which live more than 775,000 people, more than double its nearest competitor.

GEO is dedicated to generating value for its shareholders through a Solid Strategy of Sustainable Growth which provides Superior Quality of Life for all of its customers.

Contact and Additional Information:

Iván Vela
Director of Finance and Equity Markets
Corporación GEO
Ph. +(52) 55-5480-5071
Fax +(52) 55-5554-6064
ivela@casasgeo.com
www.casasgeo.com


¡estamos
listos!

Corporacion Geo

Preliminary Results

Third Quarter 2002

Contacts and Additional Information:

Iván Vela
+(52) 55 5480-5071
ivela@casasgeo.com

Jorge Peréz / Kenia Vargas
+(52) 55 5480-5078
geo_ir@casasgeo.com

WWW.CASASGEO.COM






CasasGEO

CORPORACIÓN GEO, S.A. DE C.V

GEO RELEASES PRELIMINARY RESULTS FOR 3Q2002

Mexico City, October 8, 2002 - Corporacion Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX, ADR Level I CUSIP: 21986V204) The largest builder of affordable housing in the Americas and the leading homebuilder in Mexico published today its preliminary results for the third quarter of the year.

"The Third Quarter Results will reinforce the solid situation of our operations in Mexico. We expect to report in line with our goals in terms of growth and profitability for the full year. With the third quarter 2002 report, we will post the fifth consecutive quarter showing predictable and consistent results," stated Iván Vela, Director of Finance and Equity Markets.

Summary of Preliminary Results 3Q2002

Item	3Q2002
Homes Sold	6,850 - 6,980
Revenues (in millions of pesos)	$1,410 - $1,435
Gross Margin	25.7% - 26.0%
Operating Margin	15.0% - 15.3%
EBITDA Margin	21.4% - 21.7%

Corporacion GEO will release its Third Quarter 2002 Earnings Results on Monday, October 21, after the markets close, and will hold a Conference Call on Tuesday, October 22 at 11.00 a.m. Eastern Daylight Time / 10:00 a.m. Mexico City time.

The figures and comments included in this report are based on the company's projections. These expectations could differ materially from actual results due to changes in market or industry conditions, macro-economic risks and other factors related to the industry and the economic environment.


Casas GEO


Casas GEO
Para vivir como quieres

CORPORACIÓN GEO, S.A. DE C.V.

CASAS GEO RECEIVES HIGHEST HONORS FROM PRESIDENT FOX IN NATIONAL HOUSING AWARDS

México City, October 8, 2002 -- *Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX, ADR Level I CUSIP: 21986V204). The leading housing developer in Mexico and in Latin America received the highest honors from President Vicente Fox yesterday during the 2002 National Housing Awards, winning 6 of the 7 categories, and the only company to win in more than one category.*

Luis Orvañanos, Chairman of the company, commented that "upon receiving this honor for the second year in a row, Geo is reaffirmed in its strong commitment to its clients. This honor grows out of our unwavering focus on the client, utilizing our 30 years of experience in the industry, which is reflected in a people-oriented product, with aesthetic integrity and designed to meet the needs of thousands of families."

The 2002 National Housing Award was organized by the National Housing Council and takes into account the entire supply of housing during the year, including housing financed by INFONAVIT, the National Mortgage Bank (Sociedad Hipotecaria Federal), FOVISSSTE, as well as the middle-income segment. The winning Geo housing developments were the following:

- *Arboleda Chipitlán I in Morelos, National Housing Award for Liveability;*
- *El Roble en Querétaro, the only Honorable Mention in the category of Liveability;*
- *Cuidad Placido Domingo in Guerrero, the only Honorable Mention in the Ecotechnology category;*
- *Valle de Chapultepec I, II, III, IV, V y VI in Baja California Norte, National Housing Award in the category of Installations for People with Disabilities;*
- *Cuidad Plácido Domingo in Guerrero, National Housing Award in the category of Best Project Execution.*


Casas GEO

- ***Corporación Geo won the overall National Housing Award in the category of Social Production of Housing.***

The determination of the winning developments was based on direct surveys taken of the inhabitants, and technical criteria evaluated by the expert panel, made up of members of AMSOFOL, CONAFOVI, FONAHPO, IMCYC, INFONAVIT, ISSSTE, PROFECO and SEDESOL.

Carlos García Vélez, Vice President of Design and Architecture of Corporación Geo, added: "For Geo, it is a great honor that our efforts to design and build the highest quality housing have been recognized, and also that they are accompanied by a high level of service for our customers. This recognition will inspire us to redouble our commitment to keep using our experience to transform land into spaces of dignified and secure housing, thus contributing to the well-being of our clients and our nation."

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, GEO is involved in all aspects of housing development, from design and construction to marketing, sales and delivery of affordable and middle-class houses in Mexico and Chile.

GEO is also the most geographically diverse housing company in Mexico, operating in 33 cities in 19 states, covering more than 70% of the population of the country. Besides having the leading market share in Mexico, the "Casas GEO" brand is recognized by 9 of 10 potential homebuyers, making it "Top of Mind" in its sector. In the past 29 years, GEO has sold and produced over 170,000 homes in which live more than 775,000 people, more than double its nearest competitor.

GEO is dedicated to generating value for its shareholders through a Solid Strategy of Sustainable Growth which provides Superior Quality of Life for all of its customers.

Contact and Additional Information:

Iván Vela
Director of Finance & Equity Markets
Corporación GEO
Tel. +(52) 55-5480-5071
Fax +(52) 55-5554-6064
ivela@casasgeo.com
www.casasgeo.com




Casas GEO
Para vivir como quieres

CORPORACIÓN GEO, S.A. DE C.V

GEO APPLAUDS CHANGES IN INFONAVIT MORTGAGE GRANTING PROCESS

México City, November 1, 2002 - Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX, ADR Level I CUSIP: 21986V204), the leading housing developer in Mexico and in Latin America, communicated today its official support for the changes in the rules for granting mortgage credits, which are focused on financially strengthening the Institute, in order to fulfill the goals of the Housing Industry, while at the same time benefiting those contributors with lower incomes.

Yesterday, the Board of Directors of INFONAVIT announced changes in its policies for granting mortgages, including a mandatory down payment of between 5 and 10% as of June 2003. The required down payments will be 5% for the Lower Affordable segment, for homes with prices lower than P$150,000, and in the case of the traditional Affordable Entry-Level (above P$150,001), the down payments will increase gradually from 5% in June 2003 to 7.5% in January 2004, and 10% of the home's value as of January 2005.

Luis Orvañanos, Chairman of the Board, commented, "With the new policy of requiring down payments for INFONAVIT beneficiaries, the Institute will be stronger financially and will lower the collection risk of its credits, which we hope will translate into an increased number of mortgages available in the next several years and an improvement in the prospects for sustained growth for the Institute. At the same time, in the case of the housing developers, this policy makes INFONAVIT sales even more secure, which is why we applaud the changes announced by INFONAVIT as a response to the petitions of members of our industry, Geo among them."

The Institute also announced changes in the mechanism of applying for mortgage credits, eliminating the periodical calls for applications (convocatorias), in favor of an open, continuous application process, a process which was successfully implemented on a pilot basis in the state of Nuevo León at the beginning of the year, and which is being extended to other states. What this



policy means is that as of January 2003, contributors to INFONAVIT will be able to solicit their mortgage credit at any time during the year.

Miguel Gómez Mont, CEO of Corporación Geo, added, "At Geo, we played a large part in the pilot program of an open application process in the states of Nuevo León, Coahuila, San Luis Potosí, Guanajuato, and Veracruz, and we feel that this change will allow us to even out the seasonality of our business, which is normally back-loaded to the second half of the year. With this new program allowing year-round applications for mortgage credits, each contributor that requests resources from INFONAVIT will be linked to an specific house, which will discourage certain unethical practices which are to the detriment of the industry and its clients."

Iván Vela, Director of Finance and Capital Markets, concluded: "The changes in INFONAVIT are proof of the commitment of the Institute to the housing goals of President Fox. In the case of Geo, the clients with INFONAVIT credits represent close to 75% of our sales, and we expect that in the next year this proportion is maintained between 65 and 75%. The announcement by INFONAVIT leaves us feeling very optimistic in meeting our goals of growth, cash flow and profitability in the coming years."

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, GEO is involved in all aspects of housing development, from design and construction to marketing, sales and delivery of affordable and middle-class houses in Mexico and Chile.

GEO is also the most geographically diverse housing company in Mexico, operating in 32 cities in 19 states, covering more than 70% of the population of the country. Besides having the leading market share in Mexico, the "Casas GEO" brand is recognized by 9 of 10 potential homebuyers, making it "Top of Mind" in its sector. In the past 29 years, GEO has sold and produced over 170,000 homes in which live more than 775,000 people, more than double its nearest competitor.

GEO is dedicated to generating value for its shareholders through a Solid Strategy of Sustainable Growth which provides Superior Quality of Life for all of its customers.

Contact and Additional Information:

Iván Vela
Director of Finance and Capital Markets
Corporación Geo
Ph. +(52) 55-5480-5071
Fax +(52) 55-5554-6064
ivela@casasgeo.com
www.casasgeo.com

Jorge Pérez / Kenia Vargas
Investor Relations
Corporación Geo
Ph. +(52) 55 5480 5078
Fax +(52) 55 5554 6064
geo_ir@casasgeo.com
www.casasgeo.com


CasasGEO

CORPORACIÓN GEO, S.A. DE C.V.

GEO WINS BEST ANNUAL REPORT IN INDUSTRY FROM NATIONAL ASSOCIATION OF INVESTORS CORPORATION (NAIC)

2001 Report also given Award of Distinction in Creativity 32 contest

Mexico City, November 18, 2002 - Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX), the largest homebuilder in Mexico and Latin America, announced today that it has received two additional awards for its 2001 Annual Report.

The National Association of Investors Corporation (NAIC) sponsors the annual Nicholson Awards, and this year Corporación Geo won the "Best Annual Report" in the Homebuilding category. The results of the awards will be published in the January 2003 issue of *Better Investing.* Among other companies that received awards were Coca-Cola, Ford Motor Company, Deutsche, Telekom, Wendy's, Intel, Colgate Palmolive Company, Cemex, Whirlpool and Tiffany & Co.

Geo also received an "Award of Distinction" in the *Creativity 32* contest, which includes a variety of annual report designs from over 40 countries. The winning selections will be featured in a publication of the same name which should be released early next year.

"We see this as another sign of the strong commitment that Corporación Geo has to communicating information with the investment public, not only in a transparent and timely manner, but also with style and innovation," commented Miguel Gómez Mont, CEO.

Iván Vela, Director of Finance and Equity Markets, added: "In Geo we are very proud of the acclaim which our 2001 Annual Report has received. We hope this reflects the significant efforts we are making to create closer ties and more open and transparent communication with all of our investors."

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, GEO is involved in all aspects of housing development, from design and construction to marketing, sales and delivery of affordable and middle-class houses in Mexico and Chile.

GEO is also the most geographically diverse housing company in Mexico, operating in 32 cities in 19 states, covering more than 70% of the population of the country. Besides having the leading market share in Mexico, the "Casas GEO" brand is recognized by 9 of 10 potential homebuyers, making it "Top of Mind" in its sector. In the past 28 years, GEO has sold and produced over 165,000 homes in which live more than 775,000 people, more than double its nearest competitor.

GEO is dedicated to generating value for its shareholders through a Solid Strategy of Sustainable Growth which provides Superior Quality of Life for all of its customers.

Contacts and additional information:

Iván Vela
Director of Finance and Equity Markets
Corporación GEO
Tel. +(52) 55-5480-5071
Fax +(52) 55-5554-6064
ivela@casasgeo.com
www.casasgeo.com

Jorge Pérez / Kenia Vargas
Investor Relations
Corporación GEO
Tel. +(52) 55-5480-5078
Fax. +(52) 55-5554-6064
geo_ir@casasgeo.com
www.casasgeo.com




03 AUG 20 AM 7:21

COMUNICADOS 2003

S.A. DE C.V.

GE(IZES AT THE THIRD ANNU (CEREMONY FOR THE (S WEBSITES

Mexico City, January 17, 2003 - Corporación Geo, S.A. de C.V. . (BMV: GEOB; CORPGEO MX, ADR Level I CUSIP: 21986V204), the largest homebuilder in Mexico and Latin America, was the most recognized Company when receiving yesterday the POP+ Award for Best Investor Relations Website in Mexico and second in Latin America, by vote of capital markets professionals, and the first place in the Top 5 Award for Best Investor Relations website in Mexico and fifth place in the Top 5 Award for Best Investor Relations website in Latin America, based on technical criteria, Geo also won the third place in the RAO 1 Award for it's On-line Annual Report in Mexico.

This event was the third annual Latin American Seminar and Awards Ceremony for the Best IR Websites and On-line Annual Reports. Over 340 companies and seven countries participated in the contest, which was sponsored by MZ Consult, AMERI (the Mexican Investor Relations Association), and JP Morgan Chase. This was the largest contest by far, and for the first time included participants from Spain and Portugal.

Geo was the winner of two separate categories for best website: the "POP+" contest was judged on the basis of votes of capital markets professionals, and the "Top 5" was judged on the basis of technical criteria. Geo dominated the voting contest, winning the most popular website in Mexico and was only defeated by Petrobras obtaining the second place for the top website in Latin America in the 2003 competition, in which votes were cast for the 84 companies included. This was the second year in a row that Geo won the best website in Mexico in the POP+ category obtaining double of votes than last year.

In the technical ("Top 5") category, Corporación Geo was named best IR Website in Mexico out of the 15 Mexican finalists and among more than 84 websites analyzed, and took fifth place overall in Latin America being the only Mexican Company to win. Winning websites in the Top 5 competition were judged on the following factors:

- *Content*
- *Design*
- *Technology and Data Manipulation*
- *Interactivity*
- *Mutability of Language and Currency*



A final aspect of the competition was for best on-line annual report. In this category, Corporación Geo took third among Mexican companies.

"We at Corporación Geo are extremely proud of this recognition of our efforts in creating a state-of-the-art communication platform with investors and the public. We have made a unconditional commitment to strive for excellence in all aspects of our market relations, and we will continue with this commitment in 2003 and beyond," said Miguel Gómez-Mont, CEO of Corporación Geo.

Iván Vela, Director of Finance and Capital Markets, added, "after winning last year's award, we were determined to continue to improve the website and provide high quality information to investors, analysts, the media and the public. The results of this year's contest are a testament not only to the skills of our website design team, but also of the Board of Directors commitment to transparency and openness in dealing with the financial markets. They also demonstrate that there is no reason that small and medium-size Mexican and Latin American companies cannot aspire to have world-class IR programs."

The awards ceremony took place last Thursday, January 16, in São Paulo, where Mr. Gómez-Mont and Mr. Vela accepted the four awards on behalf of Corporación Geo.

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, GEO is involved in all aspects of housing development, from design and construction to marketing, sales and delivery of affordable and middle-class houses in Mexico and Chile.

GEO is also the most geographically diverse housing company in Mexico, operating in 32 cities in 19 states, covering more than 70% of the population of the country. Besides having the leading market share in Mexico, the "Casas GEO" brand is recognized by 9 of 10 potential homebuyers, making it "Top of Mind" in its sector. In the past 29 years, GEO has sold and produced over 175,000 homes in which live more than 775,000 people, more than double its nearest competitor.

GEO is dedicated to generating value for its shareholders through a Solid Strategy of Sustainable Growth which provides Superior Quality of Life for all of its customers.

Contact and Additional Information:

Iván Vela
Director of Finance and Capital Markets
Corporación Geo
Ph. +(52) 55-5480-5071
Fax +(52) 55-5554-6064
ivela@casasgeo.com
www.casasgeo.com

Jorge Pérez / Kenia Vargas
Investor Relations
Corporación Geo
Ph. +(52) 55 5480 5078
Fax +(52) 55 5554 6064
geo_ir@casasgeo.com
www.casasgeo.com


¡estamos
listos!

Corporacion Geo

Preliminary Results

Fourth Quarter 2002

Contacts and Additional Information:

Iván Vela
+(52) 55 5480-5071
ivela@casasgeo.com

Jorge Peréz / Kenia Vargas
+(52) 55 5480-5078
geo_ir@casasgeo.com






CasasGEO

CORPORACIÓN GEO, S.A. DE C.V

GEO RELEASES PRELIMINARY RESULTS FOR 4Q2002

Mexico City, February 14, 2002 - Corporacion Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX, ADR Level I CUSIP: 21986V204) The largest builder of affordable housing in the Americas and the leading homebuilder in Mexico published today its preliminary results for the fourth quarter of the year.

"The Fourth Quarter Results reaffirmed Geo as a company that can deliver predictable and profitable double digit growth, while enriching its balancesheet by generating cash, reducing debt and significantly improving its working capital management," stated Miguel Gómez Mont, CEO of Corporación Geo.

Summary of Preliminary Results 4Q2002

Concepto	4Q2002	2002
Homes Sold	9,300 – 9,500	27,000 – 27,200
Revenues (in millions of pesos)	P$1,600 – P$1,630	P$5,380 – P$5,410
Gross Margin	26.5% – 27.0%	25.7% – 26.1%
Operating Margin	16.5% – 17.0%	14.5% – 15.0%
EBITDA Margin	21.0% – 21.5%	20.8% – 21.3%

Summary of Preliminary Balancesheet Indicators 4Q2002

Concepto	4Q2002
Accounts Receivable to Sales	47% – 49%
Free Operating Cash Flow (in millions of pesos)	P$350 – P$400
Debt to Equity before Deferred Taxes	37% – 39%
Decrease in Financial Liabilities (compared to the 4Q2001)	-12% a -10%
Decrease in Net Debt (compared to the 4Q2001)	-20% a -12%

Corporacion GEO will release its Fourth Quarter 2002 Earnings Results on Tuesday, February 25, after the markets close, and will hold a Conference Call on Wednesday, February 26 at 10.00 a.m. Eastern Daylight Time / 9:00 a.m. Mexico City time.

The figures and comments included in this report are based on the company's projections. These expectations could differ materially from actual results due to changes in market or industry conditions, macro-economic risk and other factors related to the industry and the economic environment.


CasasGEO

CORPORACIÓN GEO, S.A. DE C.V.

GEO PLACES P$300 MILLION IN 2008 NOTES

Mexico City, March 17, 2003 - Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX), the leading affordable housing developer in Mexico and Latin America, announced today that it has improved its debt profile through the placement of P$300 million in medium-term notes, at a price of 28-day CETES + 3.75%, maturing in 2008.

The emission was successfully led by Multivalores Casa de Bolsa.

Luis Orvañanos, President of the Board of Geo, indicated that "with this emission, Geo has obtained the resources necessary to assure payment of the notes due in August 2003. The Company is thankful for the confidence that the financial markets have in Geo, as this allows us to further our plans for growth."

Víctor Segura, CFO, added that "Geo has successfully issued this debt in Mexico, notwithstanding the volatile and uncertain panorama of the financial markets. We have thus achieved our goal of guaranteeing our ability to pay the debt due in August of this year, further reducing our balance sheet risk."

GEO's CEO, Miguel Gómez-Mont, concluded: "GEO's decision to go to the capital markets at this time is part of our strategy of sustainable growth along with continuous improvement of our financial structure."

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, GEO is involved in all aspects of housing development, from design and construction to marketing, sales and delivery of affordable and middle-class houses in Mexico and Chile.

GEO is also the most geographically diverse housing company in Mexico, operating in 32 cities in 19 states, covering more than 70% of the population of the country. Besides having the leading market share in Mexico, the "Casas GEO" brand is recognized by 9 of 10 potential homebuyers, making it "Top of Mind" in its sector. In the past 28 years, GEO has sold and produced over 165,000 homes in which live more than 775,000 people, more than double its nearest competitor.

GEO is dedicated to generating value for its shareholders through a Solid Strategy of Sustainable Growth which provides Superior Quality of Life for all of its customers.

For More Information, Contact:

Iván Vela
Director of Finance and Capital Markets
Corporación Geo
Tel. +(52) 55-5480-5071
Fax +(52) 55-5554-6064
ivela@casasgeo.com
www.casasgeo.com

Jorge Pérez / Kenia Vargas
Investor Relations
Corporación Geo
Tel. +(52) 55 5480 5078
Fax +(52) 55 5554 6064
geo_ir@casasgeo.com
www.casasgeo.com


¡estamos
listos!

Corporacion Geo

Preliminary Results

First Quarter 2003

Contacts and Additional Information:

Iván Vela
+(52) 55 5480-5071
ivela@casasgeo.com

Jorge Pérez / Kenia Vargas
+(52) 55 5480-5078
geo_ir@casasgeo.com

WWW.CASASGEO.COM






CasasGEO

CORPORACIÓN GEO, S.A. DE C.V

GEO RELEASES PRELIMINARY RESULTS FOR 1Q2003

Mexico, City, April 9, 2003 Corporacion Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX, ADR Level I CUSIP: 21986V204) The largest builder of affordable housing in the Americas and the leading homebuilder in Mexico published today its preliminary results for the first quarter of 2003.

"First Quarter 2003 Results will reaffirm that Geo continues on the path of consistent growth and profitability, in line with market expectations. We believe 1Q2003 results will be key in increasing investors' interest and confidence in Geo" , stated Miguel Gómez Mont, Chief Executive Officer.

Summary of Preliminary Results 1Q2003

Concepto	1Q2003
Units Sold	5,450 – 5,650
Revenues (in mililon pesos)	$1,240 - $1,270
Gross Margin	25.8% - 26.0%
Operating Margin	13.9% - 14.2%
EBITDA Margin	20.9% - 21.1%

Corporacion GEO will release its First Quarter 2003 Earnings Results on Thursday, April 24, after the markets close, and will hold a Conference Call on Friday, April 25 at 9.00 a.m. Eastern Daylight Time / 8:00 a.m. Mexico City time.


CasasGEO

CORPORACIÓN GEO, S.A. DE C.V.

GEO AFFIRMS THAT HOUSING INSTITUTES ARE ON TRACK UP TO THE FIRST HALF OF 2003

Mexico City, July 2, 2003 - Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX), the leading homebuilder in Mexico and in Latin America, confirmed today that the National Housing Institutes -- INFONAVIT, FOVISSSTE, SHF – are progressing on a good pace towards meeting their mortgage delivery goals for 2003. As of the end of the first half of the year, the performance of the Housing Institutions is solid and in line with the expectations of the credit goals for 2003.

Luis Orvañanos, President of Geo, commented: "Because of the expected growth of the house building industry, 2003 is a very important year to Geo. The performance of the Housing Institutes in the first half of 2003, allow us to confirm our goal for 2003 of growing between 10-12%, which means selling close to 30,000 houses, of which 65% will be INFONAVIT, 25% SHF / FOVISSSTE, while the remaining 8-10% would be in the middle income segment".

Up to date INFONAVIT has granted 141,000 credits, what is 47% of the annual goal of 300,000 credits, which also represent 133% of accomplishment of its granting mortgages program up to June, what was 105,885 mortgages.

In the case of FOVISSSTE, we have seen a significant recovery, since last year, when only 49,326 credit certificates were issued, and of those, only 12,000 were formalized. The credits left over from last year are being processed for the first half of 2003. FOVISSSTE has granted a total of 112,548 credit certificates as of June 30, and of those, 34,286 have been already formalized. FOVISSSTE is hoping to emit an additional credit call in October of this year.

For the Sociedad Hipotecaria Federal (Federal Mortgage Bank – formerly FOVI), the full-year 2003 goal is 70,000 mortgages, of those 25,000 have been delivered, what represents 35% of this year goal and a significant improvement compared to the same period of last year.

As far as Commercial Banks are back in the mortgage market, a similar recovery has been noted, as significant resources are being destined to mortgage credits, and this trend is expected to continue in the next months until reaching the expected 25,000 credits in this year.

Miguel Gómez-Mont, Chief Executive Officer of Geo added: "The performance of the Housing Institutes in the first half of the year gives us confidence that we can achieve our goals for the second half. Year to date, our share price has reflected this positive outlook, however, considering our growth expectations for the coming quarters and that the average 12-month target price of Geo analysts is currently above $43 pesos per share, representing an upside of approximately 35%, we feel optimistic that this positive trend will continue benefiting all of our investors and clients."

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, GEO is involved in all aspects of housing development, from design and construction to marketing, sales and delivery of affordable and middle-class houses in Mexico and Chile.

GEO is also the most geographically diverse housing company in Mexico, operating in 33 cities in 19 states, covering more than 70% *of the population of the country. Besides having the leading market share in Mexico, the "Casas GEO" brand is* recognized by 9 of 10 potential homebuyers, making it "Top of Mind" in its sector. In the past 28 years, GEO has sold and produced over 190,000 homes in which live more than 950,000 people, more than double its nearest competitor.

GEO is dedicated to generating value for its shareholders through a Solid Strategy of Sustainable Growth which provides Superior Quality of Life for all of its customers.

For More Information, contact:

Iván Vela
Director of Finance and Capital Markets
Corporación Geo
Tel. +(52) 55-5480-5071
Fax +(52) 55-5554-6064
ivela@casasgeo.com
www.casasgeo.com

Jorge Pérez / Kenia Vargas
Investor Relations
Corporación Geo
Tel. +(52) 55 5480 5078
Fax +(52) 55 5554 6064
geo_ir@casasgeo.com
www.casasgeo.com


razones
5


CasasGEO

CORPORACIÓN GEO, S.A. DE C.V

IN THE MIDDLE OF THE FIRST MEXICAN INVESTORS' FORUM AMERI-BMV 2003, GEO RELEASES PRELIMINARY RESULTS FOR 2Q2003

Corporación Geo

Preliminary Results

Second Quarter 2003

Contacts and Additional Information:

Iván Vela
+(52) 55 5480-5071
ivela@casasgeo.com

Jorge Pérez / Kenia Vargas
+(52) 55 5480-5078
geo_ir@casasgeo.com

WWW.CASASGEO.COM

Mexico City, July 11, 2003 -- Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX, ADR Level I CUSIP: 21986V204), the largest builder of affordable housing in the Americas and the leading homebuilder in Mexico, published today its preliminary results for the second quarter of 2003.

"The Second Quarter Results will reinforce the solid position of our operations in Mexico. We expect to report in line with our goals in terms of growth and profitability for the full year", stated Miguel Gómez Mont, Chief Executive Officer.

Summary of Preliminary Results 2Q2003

Concept	2Q2003
Units Sold	6,000 – 6,200
Revenues (in millions of pesos)	$ 1,370 - $ 1,400
Gross Margin	26.1% - 26.3%
Operating Margin	15.0% - 15.3%
EBITDA Margin	21.6% - 21.9%

Corporación GEO will release its Second Quarter 2003 Earnings Results on Tuesday, July 22, 2003, after the markets close, and will hold a Conference Call on Wednesday, July 23, 2003 at 10:00 a.m. Eastern Daylight Time / 9:00 a.m. Mexico City time.





The figures and comments included in this report are based on the company's projections. These expectations could differ materially from actual results due to changes in market or industry conditions, macro-economic risks and other factors related to the industry and the economic environment.


CasasGEO

CORPORACIÓN GEO, S.A. DE C.V.

GEO ANNUAL REPORT WINS BRONZE IN 2003 ASTRID AWARDS

Mexico City, July 15, 2003 - **Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX), the leading housing developmer in Mexico and Latin America, has been honored with a Bronze Award by the *International Academy of Communications Arts and Sciences / MerComm, Inc.* in the 13th Annual "Astrid Awards" for outstanding achievement in design communications, in recognition of the excellence in design displayed in its 2001 Annual Report.**

Luis Orvañanos, President of Corporación Geo, commented: "This latest award confirms the strong commitment that Corporación Geo has to transparent and effective communication with shareholders and others in the market."

The International Astrid Awards recognize those companies who distinguish themselves in the area of corporate communication. The qualifying jury is made up of over 50 professionals, headed by senior members of 21 of the premier design and publishing firms in the U.S.

Among the elements taken into account in the judging process were: the originality of the visual concept; effectiveness in the use of artistic design; creativity in the use of graphics; sucessful communication of the character of the company or organization, and/or in reinforcing the brand; and general success in achieving the stated objectives. Only those entries in the top 30% qualified for Gold, Silver, and Bronze Awards. Over 400 entries from 15 countries were included in the 2003 contest.

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, GEO is involved in all aspects of housing development, from design and construction to marketing, sales and delivery of affordable and middle-class houses in Mexico and Chile.

GEO is also the most geographically diverse housing company in Mexico, operating in 32 cities in 19 states, covering more than 70% of the population of the country. Besides having the leading market share in Mexico, the "Casas GEO" brand is recognized by 9 of 10 potential homebuyers, making it "Top of Mind" in its sector. In the past 28 years, GEO has sold and produced over 165,000 homes in which live more than 775,000 people, more than double its nearest competitor.

GEO is dedicated to generating value for its shareholders through a Solid Strategy of Sustainable Growth which provides Superior Quality of Life for all of its customers.

For More Information, Contact:

Iván Vela
Director of Finance and Capital Markets
Corporación Geo
Tel. +(52) 55-5480-5071
Fax +(52) 55-5554-6064
ivela@casasgeo.com
www.casasgeo.com

Jorge Pérez / Kenia Vargas
Investor Relations
Corporación Geo
Tel. +(52) 55 5480 5078
Fax +(52) 55 5554 6064
geo_ir@casasgeo.com
www.casasgeo.com




Casas GEO
30 AÑOS
CONSTRUYENDO
REALIDADES

CORPORACIÓN GEO, S.A. DE C.V

FOR SECOND CONSECUTIVE YEAR THE MEXICAN STOCK EXCHANGE (BMV) GRANTS GEO LIQUIDITY AWARD

Mexico, D. F. August 7, 2003.- Corporación Geo, S.A. de C.V. (BMV: GEOB; CORPGEO MX), the leading housing developer in Mexico and Latin America, announced today that as a consequence of the high liquidity levels reached during the last twelve months and for the second consecutive year, the Mexican Stock Exchange granted GEO the "Liquidity Award 2002-2003".

Corporación GEO won the merits of this award as a result of the remarkable improvement in its shares' liquidity levels, along with the fulfillment of timing compliance and other requirements with the Mexican Stock Exchange.

"We are very happy to receive this award for the second consecutive year. At Geo, we are very proud to belong to the exclusive high liquidity group, which is a very important indicator to our investors." commented Miguel Gómez Mont, Corporación GEO's CEO.

The Corporación Geo's stock development during this year up to August 1st, 2003 was 101.57%, with a daily average trading amount over USD 700,000, what is an increase of 14% compared with the last year numbers.

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, GEO is involved in all aspects of housing development, from design and construction to marketing, sales and delivery of affordable and middle-class houses in Mexico and Chile.

GEO is also the most geographically diverse housing company in Mexico, operating in 33 cities in 19 states, covering more than 70% of the population of the country. Besides having the leading market share in Mexico, the "Casas GEO" brand is recognized by



9 of 10 potential homebuyers, making it "Top of Mind" in its sector. In the past 30 years, GEO has sold and produced over 195,000 homes in which live more than 950,000 people, more than double its nearest competitor.

GEO is dedicated to generating value for its shareholders through a Solid Strategy of Sustainable Growth which provides Superior Quality of Life for all of its customers.

For More Information, Contact:

Iván Vela
Director of Finance and Capital Markets
Corporación Geo
Tel. +(52) 55-5480-5071
Fax +(52) 55-5554-6064
ivela@casasgeo.com
www.casasgeo.com

Jorge Pérez / Kenia Vargas
Investor Relations
Corporación Geo
Tel. +(52) 55 5480 5078
Fax +(52) 55 5554 6064
geo_ir@casasgeo.com
www.casasgeo.com




Casas GEO
Para vivir como quieres

CORPORACIÓN GEO, S.A. DE C.V

CORPORACION GEO AND PRUDENTIAL ANNOUNCE JOINT VENTURE FOR LAND ACQUISITION FOR HOUSING DEVELOPMENT IN MEXICO

Mexico City, August 20, 2003---Corporacion Geo SA de CV (BMV: GEOB; CORPGEO MX; ADR Level I CUSIP: 21986V204), the leading housing developer in Mexico and Latin America, announced today that it was establishing a joint venture with Prudential Real Estate Investors (PREI) with the main purpose of acquiring land for housing development exclusively for Corporacion Geo, as well as other real estate businesses to be develop together. PREI is the real estate investment advisory business of Prudential Financial Inc. (NYSE:PRU).

Luis Orvañanos Lascurain, President and Chairman of the Board of Corporacion Geo, commented, "Following months of extensive negotiations we have reached an agreement with Prudential for the establishment of this venture, one which will provide us most of our future Land needs and that is expected to play a key role in the future of our Company. At Geo, we are excited to be commencing this partnership, which we believe will have a significant effect in enhancing the generation of Free Cash Flow and increasing our future growth in the benefit of our Shareholders."

Roberto Ordorica, Head of Latin America for Prudential Real Estate Investors, added, "While there were several ways in which PREI could participate in the Mexican Homebuilding Industry, PREI's strategy was to establish a joint venture with a Mexican homebuilder to leverage its local expertise with PREI's development and global capital markets expertise. Geo is a company with a high quality management team, a demonstrated track record of success and a compelling growth plan. We would like to thank Grupo Financiero Banorte for its support and advice on this operation."

The first phase of the venture seeks to invest US $33 million and has initiated operations this week with the purchase of two parcels of land. However, through the establishment of the joint venture, Geo and PREI have developed the corporate and legal infrastructure that will allow them to consistently develop housing communities throughout Mexico, allowing to launch subsequent phases according to Geo's expected growth.



Miguel Gómez Mont, CEO at Corporacion Geo, stated, "Our land acquisition plans in partnership with PREI, reinforce our business model focused on Free Cash Flow generation, net debt reduction and sustainable growth. We have teamed the two leading institutions in their respective fields, Corporacion Geo and Prudential, to create a business proposition, innovative and unique to Mexico, that will benefit both our Investors and the thousands of Mexicans looking to own a house of their own."

The first parcel of land purchased by the venture is located in the Metropolitan Area of México City and consists of 55.0 hectares, which will be planned for 3,970 houses with a sales mix of 80% in the affordable housing segment and the remainder being middle-income homes. The second piece being acquired is in Acapulco, Guerrero with 28.6 hectares of land where 1,118 houses will be built. In this case, 90% will be middle-income houses while the other 10% will be higher end.

"The partnership with Prudential is part of a concerted effort to position Geo as the homebuilder with the highest accessibility to land reserves in Mexico, while achieving at the same time the best ratio of Land Bank to Sales in the industry. This initiative is just one of the strategies being implemented by Geo's Management for continued improvement in the working capital cycle," added Victor Segura Gomez, Vice President of Finance and Administration at Corporacion Geo.

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, in terms of homes sold. Through its subsidiaries positioned in the most dynamic cities and regions of the country, Geo is involved in all aspects of housing development, from design and construction to marketing and sales of affordable and middle-class houses in Mexico.

Geo is also the most geographically diverse housing company in Mexico, operating in 33 cities in 19 states, covering more than 76% of the population of the country. In the past 30 years, Geo has sold and produced over 195,000 homes in which live more than 950,000 people, more than double its nearest competitor. Geo is dedicated to generating value for its shareholders through a Solid Strategy of Sustainable Growth, which provides Superior Quality of Life for all of its customers.

PREI provides global real estate investment management services to institutional clients in the U.S., Europe, Asia and Latin America. PREI managed total assets of approximately $21.6 billion on behalf of 440 institutional clients as of June 30, 2003; net assets under management (i.e., after deduction of associated debt and liabilities) were $15.2 billion. For more information, visit PREI's website: www.prudential.com/prei

Prudential Financial companies, with approximately $422 billion in total assets under management as of June 30, 2003, serve individual and institutional customers worldwide and include The Prudential Insurance Company of America, one of the largest life insurance companies in the U.S. These companies offer a variety of products and services, including life insurance, property and casualty insurance, mutual funds, annuities, pension and retirement related services and administration, asset management, banking and trust services, real estate brokerage franchises and relocation services. For more information, visit www.prudential.com.

For More Information, Contact:

Iván Vela
Director of Finance and Capital Markets
Corporación Geo
Tel. +(52) 55-5480-5071
Fax +(52) 55-5554-6064
ivela@casasgeo.com
www.casasgeo.com

Jorge Pérez / Kenia Vargas / Ricardo Maiselson
Investor Relations
Corporación Geo
Tel. +(52) 55 5480 5078
Fax +(52) 55 5554 6064
geo_ir@casasgeo.com
www.casasgeo.com

ESTATUTOS

DENOMINACION, OBJETO, DURACION Y DOMICILIO

CLAUSULA PRIMERA.- La Sociedad se denominará **"CORPORACION GEO".**
Esta denominación irá siempre seguida de las palabras "SOCIEDAD ANONIMA DE CAPITAL VARIABLE", o de su abreviatura, "S.A. DE C.V.".

CLAUSULA SEGUNDA.- La Sociedad tiene por objeto:

I. Participar mayoritariamente en el capital social de otras empresas, en este caso, dichas empresas no podrán participar directa ni indirectamente en el capital de la Sociedad, ni en el capital de otras compañías que participen mayoritariamente en el capital de la Sociedad.
2. Adquirir, acciones, participaciones o parte de interés de otras empresas nacionales o extranjeras, mercantiles o civiles, formando parte en su constitución o adquiriéndolas en las ya constituidas, así como transferir o enajenar tales acciones, participaciones o partes de interés.
3. El comercio en general con toda clase de bienes, en especial de títulos y/o valores emitidos por sociedades mexicanas o extranjeras.
4. Otorgar toda clase de préstamos y créditos, a personas físicas o morales, ya sean mercantiles o civiles, siempre y cuando, dicha actividad no esté reservada a entidades financieras, comprendidas dentro de la Ley de Instituciones de Crédito, la Ley General de Organizaciones Auxiliares del Crédito y cualquier otra disposición reservada a entidades financieras.
5. Contratar préstamos y financiamientos por cualquier medio para los fines sociales y girar toda clase de títulos de crédito, aceptarlos, endosarlos, avalarlos o garantizarlos de cualquier forma, o por cualquier otro concepto suscribirlos, así como garantizar en cualquier forma el cumplimiento y pago de obligaciones a cargo de personas físicas o morales ya sean civiles o mercantiles.
6. Adquirir, enajenar, gravar, arrendar y usar, en cualquier forma y por cualquier título, bienes muebles e inmuebles, así como otros derechos reales y personales, incluyendo patentes, marcas y nombres comerciales y derechos de autor. En cada caso de adquisición de algún interés en bienes inmuebles que sean necesarios o convenientes para los objetos sociales, la Sociedad obtendrá los permisos del Gobierno

Federal de la República Mexicana que exijan las leyes vigentes y no podrá adquirir por ningún título bienes raíces para fines agrícolas, forestales o ganaderos.

7. Celebrar y llevar a cabo, en la República Mexicana o en el extranjero, por cuenta propia o ajena, toda clase de actos, inclusive actos de dominio, contratos o convenios civiles, mercantiles, principales o de garantía, o de cualquier otra índole que estén permitidos por la Ley.

8. La Sociedad no podrá llevar a cabo ningún tipo de negocios ni podrá contratar con sus accionistas ni con familiares de sus accionistas, así como tampoco con sus subsidiarias y/o afiliadas ni con los accionistas de éstas, sin la autorización previa del Consejo de Administración otorgada mediante resolución adoptada en una Sesión de dicho Consejo.

CLAUSULA TERCERA.- La duración de la Sociedad será de noventa y nueve años, contados a partir del día veintiséis de julio de mil novecientos noventa y cuatro.

CLAUSULA CUARTA.- El domicilio de la Sociedad será la Ciudad de México, Distrito Federal, pero la sociedad podrá establecer sucursales, oficinas o agencias y señalar domicilios convencionales en cualquier otro lugar de la República Mexicana o del Extranjero sin que se entienda cambiado dicho domicilio social.

CAPITAL SOCIAL Y ACCIONES

CLAUSULA QUINTA.- El capital social es variable. El capital social sin derecho a retiro es la cantidad de $180,730,519.00 (Ciento ochenta millones setecientos treinta mil quinientos diecinueve pesos 00/100 Moneda Nacional), que estará representado por 161'079,308 (ciento sesenta y un millones setenta y nueve mil trescientos ocho) acciones comunes, nominativas sin expresión de valor nominal correspondientes a la Serie "B".

Del capital social se encuentra pagado la cantidad de $114´792,125.00 (Ciento catorce millones setecientos noventa y dos mil ciento veinticinco pesos 00/100 Moneda Nacional) ; el resto corresponde al capital destinado a hacer frente a la emisión de obligaciones quirografarias necesariamente convertibles en Acciones.

El Consejo de Administración queda facultado para hacer constar el importe del capital social pagado como resultado de la conversión de obligaciones quirografarias convertibles en Acciones.

La parte variable del capital social será por el monto que determine la Asamblea General de Accionistas, y estará representada por acciones comunes, nominativas, sin expresión de valor nominal, correspondientes a la Serie "B". Los aumentos y reducciones del capital social mínimo fijo sin derecho a retiro deberán acordarse en todo caso por la Asamblea General Ordinaria de Accionistas, excepto por lo que se establece en el siguiente párrafo, y deberán protocolizarse las actas respectivas e inscribirse en el Libro de Variaciones de Capital, sin modificar los estatutos, ni requerirse inscripción en el Registro Público de Comercio.

No se requerirá aprobación de la Asamblea de Accionistas, cuando la reducción de la parte variable se derive del ejercicio del derecho de retiro previsto en el Capítulo VIII de la Ley General de Sociedades Mercantiles. En caso de aumento del capital social, los accionistas tendrán derecho preferente, en proporción al número de acciones de que sean propietarios, para suscribir dicho aumento.

Los accionistas deberán ejercitar este derecho dentro de los 15 (quince) días naturales siguientes a la publicación en el periódico oficial del domicilio de la sociedad, del acuerdo de la Asamblea sobre el aumento de capital social.

El procedimiento para el ejercicio del derecho de retiro de los tenedores de acciones de la parte variable, además de ceñirse a lo ordenado en los artículos 220 y 221 de la Ley General de Sociedades Mercantiles, se sujetará a que el reembolso correspondiente se pague conforme a lo siguiente:

1. El valor que resulte más bajo de los dos siguientes: El 95% (noventa y cinco por ciento) del valor de cotización en Bolsa, obtenido del precio promedio ponderado por volumen de las operaciones que se hayan efectuado durante los últimos 30 (treinta) días en que se hubieran negociado las acciones de la emisora, previos a la fecha en que el retiro deba surtir sus efectos, durante un periodo que no podrá ser superior a 6 (seis) meses, o bien, el valor contable de las acciones de acuerdo al balance general correspondiente al cierre del ejercicio inmediato anterior a aquel en que la separación deba surtir sus efectos, previamente aprobado por la Asamblea General Ordinaria de Accionistas.

En caso de que el número de días en que se hayan negociado las acciones durante el periodo señalado en el párrafo anterior sea inferior a 30 (treinta), se tomarán los días que efectivamente se hubieren negociado. En el evento de que las acciones no se negocien en dicho periodo, se tomará el valor contable de las acciones.

2. El pago del reembolso será exigible a la sociedad a partir del día siguiente a la celebración de la Asamblea General Ordinaria de Accionistas que haya aprobado el balance general correspondiente al ejercicio en que el retiro deba surtir sus efectos.

En todos los casos en que se reduzca el capital social, mediante reembolso a los accionistas aún cuando sea la parte variable y por el ejercicio del derecho de retiro a que se refieren los párrafos inmediatos anteriores, se deberán hacer las publicaciones a que se refiere el Artículo Noveno de la Ley General de Sociedades Mercantiles.

CLAUSULA SEXTA.- Las empresas en las cuales la Sociedad tenga la titularidad de la mayoría de las acciones o partes sociales, no deberán directa o indirectamente invertir en acciones de la Sociedad, ni de ninguna otra sociedad que sea accionista mayoritaria de la propia Sociedad, o que sin serlo tengan aquellas conocimientos que es accionista de ésta.

CLAUSULA SEPTIMA.- Mientras las acciones de la sociedad coticen en la Bolsa Mexicana de Valores, S.A. de C.V., y la Asamblea General Extraordinaria de Accionistas resuelva sobre la emisión de acciones de la Serie "L", dicha Serie estará integrada por acciones de voto restringido y otros derechos corporativos limitados, en los términos de estos estatutos, que en ningún momento representarán más del 25% (veinticinco por ciento) del capital social que se coloque entre el público inversionista, del total de acciones que se encuentren colocadas en el mismo, a menos que la Comisión Nacional Bancaria y de Valores autorice la ampliación de dicho porcentaje cuando el mismo esté representado por acciones sin derecho a voto, con la limitante de otros derechos corporativos o por acciones de voto restringido, que sean convertibles en acciones ordinarias en un plazo no mayor a cinco años, contado a partir de su colocación. Para la determinación de los porcentajes referidos no se considerarán las acciones o títulos fiduciarios que las representen y que, en razón de la nacionalidad del titular, limiten el derecho de voto en cumplimiento de las disposiciones legales aplicables en materia de inversión extranjera.

Las acciones sin derecho a voto no se computarán para efectos de determinar el quórum de las Asambleas de Accionistas, en tanto que las acciones de voto restringido o limitado únicamente computarán para determinar el quórum y las resoluciones en las Asambleas de Accionistas a las que deban ser convocados sus tenedores para ejercer su derecho de voto.

Previa autorización de la Secretaría de Comercio y Fomento Industrial, las acciones Serie "L" de voto restringido y otros derechos corporativos limitados se considerarán inversión neutra, que no se computará para el efecto de determinar el monto y proporción de la participación de inversionistas extranjeros en el capital social, en los términos de lo dispuesto por los artículos 18 y 20 de la Ley de Inversión Extranjera.

Cada acción de la Serie "L" conferirá a su titular exclusivamente los siguientes derechos:-
(1) Asistir y votar a razón de un voto por acción, única y exclusivamente en las Asambleas Especiales de dicha serie "L".
(2) Asistir y votar a razón de un voto por acción, única y exclusivamente, en lo conducente, en las Asambleas Extraordinarias de Accionistas que se reúnan para tratar los siguientes asuntos:
(a) Transformación de la Sociedad.
(b) Fusión con otra sociedad o sociedades.
(c) Escisión de la Sociedad.
(d) Disolución anticipada de la Sociedad.
(e) Cancelación de la inscripción de las acciones de la Sociedad en la Sección de Valores del Registro Nacional de Valores e Intermediarios y en otras bolsas de valores nacionales o extranjeras en las que se encuentran registrados, excepto de sistemas de cotización u otros mercados no organizados como bolsas de valores, y
(f) Reforma a la cláusula decimoprimera de estos estatutos, relativo a la cancelación de la inscripción de las acciones de la Sociedad, en la Sección de Valores del Registro Nacional de Valores e Intermediarios.
(3) Designar, sustituir y revocar nombramientos de miembros del Consejo de Administración como sigue:

(a) En los términos de lo previsto en la fracción III del artículo 14 Bis 3 de la Ley del Mercado de Valores, toda minoría de tenedores de acciones de la Serie "L" que

represente por lo menos un 10% (diez por ciento) del capital social, en una o ambas series accionarias, tendrá derecho de designar, sustituir o revocar, por lo menos, a un Consejero y su respectivo suplente, que únicamente podrá suplir al miembro propietario de que se trate.

Este derecho deberá de ejercitarse mediante notificación por escrito dirigida al Presidente del Consejo de Administración o al Secretario del propio Consejo, que se presente con cuando menos dos días hábiles de anticipación a la fecha en que hubiese sido convocada la Asamblea Ordinaria de Accionistas para designar, ratificar o revocar nombramientos de miembros del Consejo de Administración.

(b) A falta de la designación de los dos Consejeros de minorías indicada, en virtud de que las acciones de la Serie "L" no pueden representar más del 25% del capital social, las acciones de la Serie "L" por resolución que sea adoptada por una Asamblea Especial, tendrán derecho de designar, sustituir o revocar el nombramiento de dos Consejeros Propietarios y sus respectivos suplentes; designación, substitución o revocación que se hará por el voto mayoritario de las acciones Serie "L", representadas en la Asamblea Especial de que se trate, y cuya resolución se notificará a la Asamblea Ordinaria de Accionistas en los términos que acuerde la Asamblea Especial correspondiente.

(c) A falta de la designación de uno de los dos Consejeros de minorías indicada, en virtud de que las acciones de la Serie "L" no pueden representar más del 25% (veinticinco por ciento) del capital social, las acciones de la Serie "L", por resolución que sea adoptada por una Asamblea Especial, excluyendo tanto para quórum de instalación como para resolución a las acciones de la Serie "L" que hubiesen ejercitado su derecho de minorías a que se refiere el punto (a) inmediato anterior, tendrán derecho de designar, sustituir o revocar el nombramiento de un miembro propietario del Consejo y su respectivo suplente; designación, substitución o revocación que se hará por el voto mayoritario de las acciones Serie "L" representadas en la Asamblea Especial de que se trate, y cuya resolución se notificará a la Asamblea Ordinaria de Accionistas, en los términos que acuerde la Asamblea Especial correspondiente.

(4) Los titulares de acciones Serie "L" que representen cuando menos un diez por ciento del capital social, podrán designar un Comisario.

(5) Los nombramientos de Consejeros y Comisario nombrados por accionistas de la Serie "L" solo podrán revocarse cuando se revoque el de todos los demás.

(6) Siempre que estén liberadas, los mismos derechos patrimoniales o pecuniarios que las acciones comunes u ordinarias, incluyendo sin limitación alguna la participación en las utilidades, dividendos, reembolsos por reducción de capital o por liquidación, amortización con utilidades repartibles o en cualquier otra distribución y el derecho preferente para suscribir proporcionalmente las nuevas acciones que se emitan, para pago en efectivo o en especie, con el fin de mantener su respectiva participación porcentual dentro de dicha Serie "L" y el capital social.

CLAUSULA OCTAVA.- Las acciones en que se divide el capital social se regirán por las siguientes disposiciones:

1. La propiedad de una o más acciones implica la aceptación de las disposiciones de los estatutos y de las resoluciones aprobadas por las Asambleas Generales de Accionistas y el Consejo de Administración.
2. Todas las acciones serán indivisibles, comunes, nominativas, sin expresión de valor nominal, conferirán a sus tenedores iguales derechos y les impondrán las mismas obligaciones. Cada acción no podrá ser representada por más de una persona y otorga el derecho a un voto en cualquier Asamblea de Accionistas.
3. Por acuerdo de la Asamblea General Ordinaria de Accionistas, las acciones representativas del capital social podrán emitirse en series distintas. En caso de que la Sociedad emita diversas series de acciones, los títulos de acciones se numerarán progresivamente dentro de cada serie.
4. Los títulos de acciones se numeran progresivamente, podrán amparar una o más acciones y serán firmados por los consejeros propietarios o suplentes que a efecto designe el Consejo de Administración, en la inteligencia de que a una de dichas firmas podrá ser impresa o facsímile, siempre y cuando se deposite el original de la firma respectiva en el Registro Público de Comercio en que se haya inscrito la sociedad. Los títulos definitivos contendrán todos los requisitos y menciones a que se refiere el artículo ciento veinticinco de la Ley General de Sociedades Mercantiles en su caso, el artículo setenta y cuatro de la Ley de Mercado de Valores y se transcriban en ellas las disposiciones conducentes de estos estatutos y cualquier otra que requieran las disposiciones legales aplicables.
5. El consejo de administración determinara las denominaciones de los títulos.

6. La sociedad llevará un libro de Registro de Acciones y otro de Registro de Variaciones de capital, en las que anotará respectivamente toda la información a la que se refiere el artículo ciento veintiocho de la Ley General de Sociedades Mercantiles.

6.1. Cuando una persona o grupo de personas pretenda adquirir o adquiera en una o varias operaciones, simultáneas o sucesivas, directa o indirectamente, un 10% (diez por ciento) o más de las acciones que representen el capital social, en un periodo no mayor a 12 (doce) meses, deberán informar al Consejo de Administración y al público inversionista de tal propósito o hecho y en cualquier caso la intención con que se realiza la inversión. En caso de que el accionista o grupo de Accionistas modificare la intención relativa a su inversión en la sociedad, deberá de informarlo de inmediato al Consejo de Administración y al público inversionista, indicando la nueva intención de las adquisiciones accionarias.

6.2. Cuando una persona o un grupo de personas propietarias del 30% (treinta por ciento) o más de las acciones emitidas y pagadas de la sociedad, pretenda adquirir mediante una o varias operaciones, simultáneas o sucesivas, directa o indirectamente, un número de acciones equivalente al 5% (cinco por ciento) o sus múltiplos (esto es cinco, diez, quince, etc. por ciento) de capital social pagado adicional al porcentaje del que ya fuera propietario, deberá solicitar la autorización del Consejo de Administración y avisarlo al público inversionista con cuando menos treinta días naturales, antes de la realización de cada operación. Dicho aviso deberá manifestar la intención con que se pretende realizar dicha inversión. El Consejo de Administración contará con un plazo no mayor a treinta días naturales a partir de que hubiere recibido la solicitud correspondiente para otorgar o negar la autorización que para adquirir acciones se refiere el párrafo anterior.

En el análisis que realice el Consejo de Administración para otorgar o negar la autorización correspondiente, deberá considerar, entre otros criterios:

a) La protección de la sociedad, entendiendo por esto la salvaguarda y el cumplimiento de los compromisos que la sociedad tiene en las diversas comunidades en que opera, incluyendo a los acreedores, proveedores, clientes y autoridades, con quienes está relacionada.

b) La equidad con que en la operación se trata a todos los accionistas de la sociedad, y la protección adecuada a los accionistas que integran el público inversionista.

El Consejo podrá negar la autorización en caso de que la operación en su concepto, no reúna los criterios arriba señalados.

Si durante los treinta días naturales siguientes a la presentación al Consejo de la solicitud de compra, aparecieren otros interesados en adquirir las acciones, el Consejo de Administración podrá extender el periodo para otorgar o negar su autorización para

permitir que se facilite un proceso de formación de precio competitivo y se mejore el valor de las ofertas.

Por valor se deberá entender todas las contraprestaciones que se ofrezcan para inducir la realización de la operación e incluirá necesariamente los pagos en efectivo y en especie, además de considerar los términos y condiciones de las ofertas.

El Consejo preferirá en todo caso recomendar aquella oferta que, reuniendo los criterios antes descritos, represente un mayor valor a los accionistas. En caso de que las ofertas contengan elementos diversos, el Consejo podrá contratar a expertos externos que le rindan opiniones contables, legales, financieras y de negocios, que versen sobre la razonabilidad, legalidad y conveniencia a los accionistas de las distintas ofertas y auxilie al Consejo a determinar aquella que represente un mayor valor.

En caso de duda el Consejo de Administración podrá convocar a la Asamblea de Accionistas para que resuelva respecto a la mejor oferta porque represente un mayor valor a los accionistas.

La sociedad no considerará como dueño de las acciones, y por ende, no reconocerá como accionistas, a aquellas personas que no hubieren cumplido los requisitos previstos en este apartado Seis, y en consecuencia, les negará la inscripción en el Libro de Registro.

7. El Libro de Registro de Acciones será encomendado al Secretario de la Sociedad, a no ser que el Consejo de Administración designe otra persona.

En el supuesto de que las acciones de la sociedad se encuentren depositadas en una Institución Para el Depósito de Valores, no se requerirá asentar en el Libro de Registro de Acciones, la numeración y demás particularidades de las acciones, salvo que las mismas otorguen diferentes derechos, en cuyo caso, se anotará la serie y clase que correspondan.

Las constancias que expidan las Instituciones Para el Depósito de Valores y el listado de titulares que formulen los depositantes, servirán para la inscripción en el registro de acciones de la sociedad.

8.Cualquier accionista puede solicitar del Consejo de Administración el cambio de cualquiera de los títulos definitivos ya emitidos a su favor, por uno o más títulos nuevos, siempre y cuando el número total de acciones amparadas por el o por los nuevos títulos sea igual al número total de acciones amparadas por el título cancelado. El costo de cualquier canje de títulos definitivos solicitados por un accionista será por cuenta de dicho accionista.

9. En los casos de pérdida, robo, extravío o destrucción de cualquier título definitivo de acciones, la emisión de un duplicado de tal título estará sujeta a las estipulaciones del capítulo uno, título uno, de la Ley General de Títulos y Operaciones de Crédito y, mientras se expide el título, la Sociedad reconocerá a quien esté inscrito como accionista en el Libro de Registro de Acciones y Capital.

CLAUSULA NOVENA.- En adición a los supuestos expresamente previstos en los Artículos 134 y 136 de la Ley General de Sociedades Mercantiles, la Sociedad podrá adquirir, a través de la bolsa de valores, acciones representativas de su propio capital social, en los siguientes términos y condiciones

I. Será facultad del Consejo de Administración designar a una o varias personas responsables de la adquisición y colocación de acciones propias.

II. La adquisición o compra de acciones propias se realizará con cargo al capital contable en tanto pertenezcan dichas acciones a la sociedad o, en su caso, al capital social en el evento de que se resuelva convertirlas en acciones de tesorería, en cuyo supuesto, no se requerirá de resolución de la Asamblea de Accionistas.

III. Corresponderá a la Asamblea General Ordinaria de Accionistas acordar expresamente, para cada ejercicio, el monto máximo de recursos que podrá destinarse a la compra de acciones propias, con la única limitante de que la sumatoria de los recursos que puedan destinarse a ese fin, en ningún caso exceda el saldo total de las utilidades netas de la sociedad, incluyendo las retenidas.

IV. En tanto las acciones pertenezcan a la sociedad, no podrán ser representadas en asambleas de accionistas de cualquier clase.

V. Las acciones propias que pertenezcan a la sociedad o, en su caso, las acciones de tesorería a que se refiere esta cláusula, sin perjuicio de lo establecido por la Ley General de Sociedades Mercantiles, podrán ser colocadas entre el público inversionista, sin que para este último caso, el aumento de capital social correspondiente requiera resolución de Asamblea de Accionistas de ninguna clase, ni del acuerdo del Consejo de Administración tratándose de su colocación.

VI. En ningún caso las operaciones de adquisición y colocación de acciones propias podrán dar lugar a que se excedan los porcentajes autorizados conforme la fracción II del artículo 14 Bis 3 de la Ley del Mercado de Valores, tratándose de acciones distintas a las ordinarias, ni a que se incumplan los requisitos de mantenimiento de la inscripción en el listado de valores de la bolsa en que coticen.

VII. La adquisición o compra de acciones propias y su posterior colocación estará sujeta a lo dispuesto en la fracción I del artículo 14 Bis 3 de la Ley del Mercado de Valores y deberá realizarse, informarse y revelarse en la información financiera en la forma, términos y condiciones que establezca la Comisión Nacional Bancaria y de Valores mediante disposiciones de carácter general.

INVERSIONISTAS EXTRANJEROS

CLAUSULA DECIMA.- Los socios extranjeros actuales o futuros de la sociedad se obligan formalmente con la Secretaría de Relaciones Exteriores a considerarse como nacionales respecto de las acciones de la Sociedad que adquieran o de que sean titulares, así como de los bienes, derechos, concesiones, participaciones o intereses de que sea titular la Sociedad, o bien de los derechos y obligaciones que deriven de los contratos en que sea parte la propia Sociedad con autoridades mexicanas, y a no invocar, por lo mismo, la protección de sus Gobiernos, bajo la pena, en caso contrario, de perder en beneficio de la Nación las participaciones sociales que hubieren adquirido.

DE LA INSCRIPCIÓN EN EL REGISTRO DE VALORES

CLAUSULA DECIMO PRIMERA.- En el evento de cancelación de la inscripción de las acciones en la Sección de Valores se estará a lo siguiente:

(1) Los accionistas que sean titulares de la mayoría de las acciones ordinarias o tengan la posibilidad, bajo cualquier título, de imponer decisiones en las Asambleas Generales de Accionistas o de nombrar a la mayoría de los miembros del Consejo de Administración de la sociedad, se obligan a realizar una oferta pública de compra, previamente a la cancelación.

(2) Los accionistas a que se refiere el inciso (1) anterior, se obligan a afectar en un fideicomiso por un período mínimo de 6 (seis) meses, los recursos necesarios para comprar al mismo precio de la oferta las acciones de los inversionistas que no acudieron a ésta, en el evento de que una vez realizada la oferta pública de compra y previo a la cancelación de la Inscripción en el Registro, los mencionados accionistas, no logren adquirir el 100% del capital social pagado.

La oferta pública a que hace referencia esta cláusula, deberá realizarse cuando menos al precio que resulte mayor entre el valor de cotización en Bolsa de conformidad con el

párrafo siguiente o el valor contable de la acción de acuerdo al último reporte trimestral presentado a la Comisión Nacional Bancaria y de Valores y a la Bolsa Mexicana de Valores antes del inicio de la oferta, excepto cuando dicho valor se haya modificado de conformidad con criterios aplicables a la determinación de información relevante, en cuyo caso, deberá considerar la información financiera más reciente con que cuente la sociedad.

El valor de cotización en Bolsa será el precio promedio ponderado por volumen de las operaciones que se hayan efectuado durante los últimos 30 (treinta) días en que se hubieran negociado las acciones de la sociedad, previos a la fecha de la oferta, durante un periodo que no podrá ser superior a 6 (seis) meses. En caso de que el número de días en que se hayan negociado las acciones durante el periodo señalado sea inferior a 30 (treinta), se tomarán los días que efectivamente se hubieren negociado. En el evento de que las acciones no se negocien en dicho periodo, se tomará el valor contable de las acciones.

El caso de que la oferta comprenda más de una serie accionaria, el promedio a que hace referencia el párrafo anterior, deberá realizarse por cada una de las series que se pretenda cancelar, debiendo tomarse como valor de cotización para la oferta pública de todas las series, el promedio que resulte mayor.

El Consejo de Administración, dentro de los cinco días hábiles previos al día de inicio de la oferta, deberá dar a conocer su opinión, respecto a la justificación del precio de la oferta pública de compra, en la que tomará en cuenta los intereses de los accionistas minoritarios a fin de cumplir con lo dispuesto en el artículo 16 (dieciséis), segundo párrafo de la Ley del Mercado de Valores y la opinión del Comité de Auditoría, la que en el evento de que sea contraria, deberá divulgarse. En caso de que el Consejo de Administración se encuentre frente a situaciones que puedan generarle conflicto de interés, la opinión del Consejo deberá estar acompañada de otra emitida por un Experto Independiente seleccionado por el Comité de Auditoría, en la que se haga especial énfasis en la salvaguarda de los derechos de los accionistas minoritarios.

Los accionistas a que se refiere el inciso (1) de esta cláusula, no estarán obligados a llevar a cabo la oferta pública mencionada para la cancelación registral, si se acredita el consentimiento de los accionistas que representen cuando menos el 95% (noventa y

cinco por ciento) del capital social mediante acuerdo de Asamblea y que el monto a ofrecer por las acciones colocadas entre el Gran Público Inversionista conforme a lo establecido en esta cláusula sea menor a 300,000 (trescientas) unidades de inversión. Lo anterior, en el entendido de que para solicitar y obtener la cancelación, la sociedad deberá constituir el fideicomiso a que hace referencia el inciso (2) dos anterior y notificar la cancelación y constitución de fideicomiso a través del sistema electrónico de envío y difusión de información autorizado por la Comisión Nacional Bancaria y de Valores.

Lo previsto en esta cláusula será aplicable tanto a los certificados de participación ordinarios sobre acciones como a los títulos representativos de dos o más acciones de una o más series accionarias de la sociedad.

Los accionistas obligados a realizar la oferta pública, podrán solicitar a la Comisión Nacional Bancaria y de Valores les autorice, considerando la situación financiera y perspectivas de la sociedad, utilizar una base distinta para la determinación del precio a que hace referencia el segundo párráfo de esta fracción, siempre que presenten el acuerdo del Consejo de Administración, previa opinión favorable del Comité de Auditoría, en el que se contengan los motivos por los cuales se estima justificado establecer un precio distinto, acompañando de un informe de Experto Independiente que haga especial énfasis en que el precio es consistente con el artículo 16 de la Ley del Mercado de Valores.

ASAMBLEAS GENERALES DE ACCIONISTAS

CLAUSULA DECIMO SEGUNDA.- La Asamblea General de Accionistas es el órgano supremo de la Sociedad y, en consecuencia, tendrá las más amplias facultades para acordar y ratificar todos los actos y operaciones de la Sociedad.

Sus resoluciones serán obligatorias para todos los accionistas, incluyendo a los accionistas ausentes o disidentes, y serán cumplidas por las personas que ella misma designe y, cuando no se nombre ejecutor especial, por el Presidente del Consejo de Administración.

CLAUSULA DECIMO TERCERA.- Las Asambleas Generales de Accionistas serán Ordinarias, Extraordinarias o Especiales.

Se reunirán en el domicilio de la Sociedad, salvo caso fortuito o de fuerza mayor conforme a las siguientes disposiciones:

1. La Asamblea Ordinaria se reunirá cuando menos una vez al año dentro de los primeros cuatro meses siguientes a la terminación del ejercicio social para tratar cualquiera de los asuntos a que se refieren los Artículos ciento ochenta y ciento ochenta y uno de la Ley General de Sociedades Mercantiles y de cualesquier otros asuntos que de acuerdo a la Ley o a estos estatutos sociales no se encuentren reservados para una Asamblea Extraordinaria.

Las Asambleas Extraordinarias se reunirán cada vez que sea necesario tratar alguno de los asuntos enumerados en el Artículo ciento ochenta y dos de la Ley General de Sociedades Mercantiles, así como las convocados para acordar la cancelación de inscripción de las acciones serie "B" de la sociedad, o de otros valores que se emitan respecto de dichas acciones de la Serie "B", en las secciones de valores o especial del Registro Nacional de Valores e Intermediarios y en bolsas de valores nacionales o extranjeras en las que se encuentran registradas, excepto por sistemas de cotización y otros mercados no organizados como bolsa de valores. Las Asambleas Especiales serán las que se reúnan para tratar asuntos que puedan afectar los derechos de una sola categoría de acciones, así como en los casos a que se refiere el artículo ciento noventa y cinco de la Ley General de Sociedades Mercantiles y estarán sujetas a lo previsto en la presente cláusula.

2. Las Asambleas tanto ordinarias como extraordinarias se celebrarán cuando sean convocadas por el Consejo de Administración o por cualquiera de los Comisarios propietarios debiendo observarse, en su caso, lo dispuesto por los artículos ciento sesenta y seis, fracción VI, ciento sesenta y ocho, ciento ochenta y cuatro y ciento ochenta y cinco de la Ley General de Sociedades Mercantiles; asimismo, en su caso, deberá observarse lo dispuesto por el inciso a) de la fracción VI) del artículo 14 Bis 3 de la Ley del Mercado de Valores.

3. La convocatoria para cualquier Asamblea será hecha por el Consejo de Administración, por el Presidente, en su caso por el Comisario, o de acuerdo con las

disposiciones de los artículos ciento sesenta y ocho, ciento ochenta y cuatro y ciento ochenta y cinco de la Ley General de Sociedades Mercantiles.

La convocatoria será firmada por quien la haga, indicará el lugar, día y hora para la Asamblea, contendrá la Orden del Día, aclarará si se trata de primera, segunda o ulterior convocatoria y deberá publicarse en el Diario Oficial de la Federación o en uno de los periódicos de mayor circulación en el domicilio de la Sociedad, cuando menos con quince días de anticipación a la fecha señalada para la reunión, si se trata de primera convocatoria y tan sólo de diez, cuando se trate de segunda o ulteriores convocatorias.

4. Las asambleas podrán celebrarse válidamente sin necesidad de previa convocatoria cuando en ellas estuvieren representadas todas las acciones.

5. Para que una Asamblea Ordinaria se considere legalmente reunida, en virtud de primera convocatoria deberá estar representada, por lo menos, la mitad del capital social. Tratándose de segunda o ulterior convocatoria, la Asamblea Ordinaria se instalará cualquiera que sea el número de acciones representadas.

6. Para que una Asamblea Extraordinaria se considere legalmente reunida en virtud de primera convocatoria, deberán estar representadas por lo menos, las tres cuartas partes del capital social. En caso de segunda o ulterior convocatoria, la Asamblea Extraordinaria se instalará legalmente si en ella está representado por lo menos el cincuenta por ciento del capital social.

7. En las Asambleas cada acción dará derecho a un voto.

Las resoluciones serán tomadas por mayoría de votos de los presentes, tratándose de Asambleas Ordinarias. Si se trata de Asamblea Extraordinaria, las resoluciones serán válidas si son aprobadas por accionistas que representen la mitad del capital social.

8. Las votaciones serán económicas, salvo acuerdo en contrario de los asistentes. En caso de empate, se repetirá la votación y si resulta nuevamente empatada, se reservará el asunto para la próxima sesión.

9. Instalada legalmente una Asamblea, la misma no podrá suspenderse, por falta de tiempo para resolver todos los asuntos para los que fue convocada, salvo caso fortuito o fuerza mayor.

10. Para tener derecho a asistir a las Asambleas, los accionistas deberán depositar sus acciones en la Sociedad o en cualquier institución Bancaria de la República o del Extranjero, o en el o en los organismos creados por el Gobierno Federal para el depósito y custodia de acciones colocadas entre el público a través de la Bolsa de Valores.

Los depósitos de acciones se comprobarán con los correspondientes títulos o *mediante comunicación escrita, telegráfica, o cablegráfica, hecha directamente a la* Sociedad por la Institución depositaria. Los depósitos de las acciones y la comunicación a la sociedad deberán hacerse con una anticipación de cuando menos dos días hábiles a la fecha de la Asamblea.

11. Los accionistas podrán hacerse representar en las Asambleas por mandatarios, que podrán ser socios o personas extrañas a la sociedad. Sin embargo, los Consejeros y Comisarios de la misma no podrán actuar como apoderados.

La representación se comprobará con mandato general o especial o simple carta poder, o mediante comunicación en la forma antes mencionada, que la institución depositaria haga a la Sociedad, cuando al constituirse el depósito el accionista haya designado por escrito al representante.

12. Las Asambleas serán presididas por el Presidente del consejo o, en su defecto, por la persona que designen los accionistas asistentes.

Actuará como Secretario el del Consejo y, en su ausencia, la persona que designen los propios accionistas.

13. El presidente nombrará como escrutadores a dos de los accionistas o representantes de accionistas presentes, quienes harán el recuento y certificarán el número de personas presentes, el número de acciones de que sean titulares o representen y el número de votos que cada una de ellas tenga derecho a emitir.

14. Se agregarán al apéndice el acta, en su caso, un ejemplar del periódico en que se hubiere publicado la convocatoria, los documentos presentados a la Asamblea y la Lista de Asistencia suscrita por los concurrentes y los escrutadores.

15. Cuando por cualquier circunstancia no pudiere asentarse el acta de una Asamblea en el libro respectivo, se protocolizará ante Notario.

16. Para que una Asamblea General Extraordinaria de Accionistas, convocada para tratar asuntos en los que las acciones de la Serie "L" tengan derecho de voto, se considere legalmente reunida por virtud de primera convocatoria, deberá estar representado en ella por lo menos el 75% (setenta y cinco por ciento) del capital social y, en adición a lo previsto en el párrafo (17) siguiente, sus resoluciones serán válidas cuando se tomen por el voto favorable de acciones que representen cuando menos el 50% (cincuenta por ciento) del capital social. En caso de segunda o ulterior convocatoria, las Asambleas Generales Extraordinarias de Accionistas convocadas para tratar asuntos en los que las acciones de la Serie "L" tengan derecho de voto, podrán celebrarse válidamente si en ellas está representado cuando menos el 50% (cincuenta por ciento) del capital social y sus resoluciones serán válidas si se toman por el voto favorable de acciones que representen cuando menos el 50% (cincuenta por ciento) del capital social, sujeto a lo previsto en el párrafo (17) siguiente.

17. Para que las resoluciones adoptadas en las Asambleas Extraordinarias de Accionistas, reunidas por virtud de primera o ulteriores convocatorias para tratar algunos de los asuntos en los que tengan derecho de voto las acciones de la Serie "L", sean válidamente acordados, se requerirá, en adición a los requisitos establecidos en el párrafo (16) anterior, que las mismas sean aprobadas por la mayoría de las acciones comunes u ordinarias en que se divida el capital social. Asimismo se requerirá de la aprobación de la Asamblea Especial de Accionistas de la Serie "L" para que sean válidas las resoluciones de las Asambleas Generales Extraordinarias relativas a la cancelación de la inscripción de las acciones de la Serie "L" de la Sociedad en la Sección de Valores del Registro Nacional de Valores e Intermediarios y en bolsas de valores nacionales o extranjeras en las que se encuentren registradas, excepto en el caso de sistemas de cotización u otros mercados no organizados como bolsas de valores.

18. Las Asambleas Especiales que celebren los accionistas tenedores de acciones de la Serie "L", con el objeto de:

(a) Elegir a dos miembros del Consejo de Administración en los términos de lo previstos en estos estatutos, y

(b) Aprobar la cancelación de la inscripción de las acciones de la Serie "L" de la Sociedad en la Sección de Valores del Registro Nacional de valores e Intermediarios y en otras bolsas de valores nacionales o extranjeras en las que se encuentren registrados, excepto en el caso de sistemas de cotización u otros mercados no organizados como bolsas de valores.

Se regirán por las disposiciones establecidas por estos estatutos y en la Ley General de Sociedades Mercantiles, para las Asambleas Generales Ordinarias citadas en segunda convocatoria, en cuanto al quórum para instalación, adopción de resoluciones y demás aspectos relativos.

Las actas de las Asambleas Extraordinarias serán protocolizadas ante Notario e inscritas en el Registro Público de Comercio.

Estas mismas formalidades se observarán tratándose de los acuerdos que contengan nombramientos de Consejeros, Comisarios, órganos o Comités intermedios de administración, Director General, Gerente, funcionarios y apoderados de la Sociedad.

ADMINISTRACIÓN DE LA SOCIEDAD

CLAUSULA DECIMO CUARTA.- La sociedad será dirigida y administrada por un Consejo de Administración integrado por el número de Consejeros Propietarios que decida la Asamblea General Ordinaria de Accionistas que lo nombre, no pudiendo dicho número ser menor de cinco ni mayor de veinte, de los cuales, el 25% deberán ser independientes, de conformidad con la definición que la Ley del Mercado de Valores hace de dicho término. Para cada Consejero Propietario se designará a su respectivo suplente, en el entendido de que los consejeros suplentes de los consejeros independientes, deberán tener este mismo carácter.

CLAUSULA DECIMO QUINTA.- De la misma manera que la Asamblea General Ordinaria de Accionistas puede designar a los Consejeros Propietarios y suplentes, dicha Asamblea podrá revocar libremente su nombramiento en cualquier momento y nombrar los sucesores que completen el término de los Consejeros removidos. Los consejeros durarán en su cargo por el término que determine la Asamblea que los elija, y continuarán en sus funciones mientras no tomen posesión de su cargo las personas designadas para sustituirlos y podrán ser reelectos. Corresponderá a la Asamblea fijar los emolumentos que deban percibir los miembros del Consejo. Ni los miembros del consejo de Administración ni sus suplentes, ni los Comisarios y sus suplentes, ni los miembros de los órganos o comités intermedios, ni los administradores, directores y gerentes deberán de prestar garantía para asegurar el cumplimiento de sus responsabilidades que pudieren contraer en el desempeño de sus cargos, salvo que la Asamblea de Accionistas que los hubiere designado establezca dicha obligación.

CLAUSULA DECIMO SEXTA.- Todo accionista o grupo de accionistas que represente en la Asamblea, cuando menos el diez por ciento de las acciones que integran el capital social, tendrá derecho a designar un Consejero Propietario y su respectiva suplente. Si alguno o algunos accionistas, haciendo uso de este derecho designaren Consejeros, los Consejeros restantes serán nombrados por los demás accionistas por simple mayoría de los votos por ellos representados.

Los consejeros suplentes entrarán en funciones en los términos que resuelva y fije la Asamblea General Ordinaria de Accionistas que los elija.

CLAUSULA DECIMO SEPTIMA.- El Presidente del Consejo será nombrado por la Asamblea de entre los Consejeros designados.

Cuidará del exacto cumplimiento de estos estatutos, de los reglamentos de la sociedad y de las resoluciones de la Asamblea y del consejo. El Secretario del Consejo de Administración será designado por el propio Consejo y podrá ser o no ser miembro del Consejo de Administración.

CLAUSULA DECIMO OCTAVA.- El Consejo de Administración funcionará válidamente con la asistencia de la mayoría de sus miembros y sus resoluciones se tomarán por

mayoría de votos de los miembros que concurran. En caso de empate, el Presidente del Consejo tendrá voto de calidad.

Las Juntas del Consejo se celebrarán en el domicilio de la Sociedad o en cualquier otro lugar dentro de la República Mexicana; serán convocadas por el Presidente del Consejo de Administración o por el 25% (veinticinco por ciento) de los Consejeros o por cualquiera de los Comisarios propietarios, mediante télex, telegrama, fax o correo electrónico enviado con anticipación mínima de cinco días hábiles a todos los Consejeros propietarios y suplentes, a los domicilios que hayan declarado a la Sociedad e indicarán el lugar, día y hora para la reunión y contendrán los asuntos que se deberán tratar en la misma. No se requerirá convocatoria, en caso de que todos los Consejeros propietarios se encuentren presentes. Tampoco se requerirá convocatoria cuando el Consejo de Administración haya acordado y establecido en calendario fijo de juntas. El Consejo de Administración deberá reunirse por lo menos una vez cada tres meses.

CLAUSULA DECIMO NOVENA.- De acuerdo a lo previsto en el último párrafo del artículo 143 de la Ley General de Sociedades Mercantiles, el Consejo de Administración podrá válidamente tomar resoluciones sin ser necesario que se reúnan personalmente sus miembros en sesión formal, incluyendo las resoluciones que en su caso, determinen los Órganos o comités intermedios. En este sentido, los acuerdos que se tomen fuera de sesión deberán aprobarse, en todos los casos, por el voto favorable de la totalidad de los miembros propietarios del órgano de que se trate, o en caso de ausencia definitiva o incapacidad de alguno de ellos, con el voto favorable del miembro suplente que corresponda, de conformidad con lo siguiente:

(1) El presidente, por su propia iniciativa o a petición del Comisario o de cualesquiera dos miembros propietarios del consejo de administración o de los Órganos o Comités Intermedios, deberá comunicar a todos los miembros propietarios, o en su caso, suplentes del órgano social de que se trate y al Comisario, en forma verbal o escrita y por el medio que estime conveniente, de los acuerdos que se pretendan tomar fuera de sesión y las razones que los justifiquen.

Asimismo, el Presidente deberá proporcionar a todos ellos, en caso de que lo solicitaren, toda la documentación y aclaraciones que requieran al efecto. El Presidente podrá auxiliarse de uno o mas miembros del Consejo, de los Órganos o Comités

Intermedios que él determine, o del Secretario o de su suplente, para realizar las comunicaciones referidas.

(2) En el caso de que la totalidad de los miembros propietarios del Consejo o de los Órganos o Comités Intermedios, o en su caso, los suplentes cuyo voto se requieran, manifestaren verbalmente al Presidente o a los miembros que lo auxilien su consentimiento con los acuerdos o resoluciones que se les hubieren sometido a su consideración, deberán confirmar por escrito su consentimiento a más tardar el segundo día hábil siguiente a la fecha en que lo hubieren manifestado en la forma que se establece en el numeral 3 de la presente cláusula. La confirmación por escrito se deberá de enviar al Presidente y Secretario a través de telefax, télex, telegrama o mensajería, correo o por cualquier otro medio que garantice que la misma se reciba dentro de los dos días siguientes.

(3) Para los efectos del numeral (2) anterior, el Presidente deberá enviar por escrito a cada uno de los miembros del órgano social de que se trate, ya sea directamente o a través de las personas que lo auxilien, un proyecto formal de acta de Sesión de Consejo o de Asamblea que contenga los acuerdos o resoluciones que se pretendan adoptar fuera de sesión y cualquier otra documentación que se estime necesaria, con el propósito de que, en su caso, una vez hechas las modificaciones que se requieran, el proyecto de acta de que se trate sea reenviado al Presidente y al Secretario, debidamente firmado de conformidad al calce, por cada uno de los miembros del Consejo o de los Órganos o Comités Intermedios, según sea el caso.

(4) Una vez que el Presidente y el Secretario reciban las confirmaciones por escrito de la totalidad de los miembros del órgano social de que se trate, procederán de inmediato a asentar el acta aprobada en el Libro de Actas respectivo, la cual contendrá la totalidad de las resoluciones tomadas, mismas que se legalizarán con la firma del Presidente, del Secretario y Comisario, según sea el caso.

La fecha del acta señalada será aquella en la cual se obtuvo el consentimiento verbal o escrito de todos los miembros de que se trate, aún cuando en tal momento no se hubieren recibido las confirmaciones por escrito, mismas que una vez recibidas deberán integrarse al expediente respectivo junto con las observaciones por escrito que en su caso hubiere hecho el Comisario al proyecto de resoluciones respectivo.

CLAUSULA VIGESIMA.- El Consejo de Administración tendrá las más amplias facultades reconocidas por la Ley a un mandatario general para celebrar todo tipo de contratos y para realizar toda clase de actos y operaciones que por ley o por disposición de estos estatutos no estén reservados a la Asamblea de Accionistas, así como para administrar y dirigir los negocios de la Sociedad para realizar todos y cada uno de los objetos sociales de la misma y para representar a la Sociedad ante toda clase de personas y de autoridades, sean éstas judiciales, laborales o administrativas, federales, estatales o municipales.

El Consejo de Administración tendrá poder general para pleitos y cobranzas, actos de administración y dominio, en los términos de los tres primeros párrafos del artículo dos mil quinientos cincuenta y cuatro del Código Civil Federal y de los correlativos de los Códigos Civiles de las Entidades Federativas de la República Mexicana , gozando aún de aquellas facultades que requieran cláusula especial conforme a la Ley, sin limitación alguna a las cuales se refieren los artículos dos mil quinientos setenta y cuatro, dos mil quinientos ochenta y dos, dos mil quinientos ochenta y siete y dos mil quinientos noventa y tres del Código Civil Federal y sus artículos correlativos de los Códigos Civiles para las Entidades Federativas de la República Mexicana . De manera expresa se conceden al Consejo de Administración las siguientes facultades que se enumeran de manera enunciativa pero no limitativa:

1. Articular y absolver posiciones, recusar, comprometer en árbitros o arbitradores, transigir y celebrar convenios judiciales, desistirse aún del juicio de amparo, subastar y aceptar adjudicaciones de bienes, consentir resoluciones judiciales, presentar y ratificar denuncias, querellas y acusaciones de carácter de penal y coadyuvar con el Ministerio Público.

2. Poder general para administrar bienes, con toda clase de facultades administrativas.

3. Poder general para ejercer actos de dominio respecto de todos los bienes muebles e inmuebles y derechos de la Sociedad, sin limitación alguna.

4. Poder para otorgar y suscribir títulos de crédito en los términos de los artículos noveno y décimo de la Ley General de Títulos y Operaciones de Crédito.

5. Poder para otorgar y revocar poderes generales o especiales para pleitos y cobranzas, actos de administración, actos de dominio, títulos de crédito, con todas o algunas de las facultades mencionadas en esta cláusula. Asimismo se faculta al Consejo de Administración para sustituir la facultad para otorgar poderes generales y especiales dentro del límite de sus facultades.

6. Facultades para:
(a) Establecer sucursales, oficinas o agencias en cualquier lugar de la República Mexicana y del Extranjero y suprimirlas.
(b) Abrir y cancelar cuentas bancarias o con cualquier otro intermediario financiero, así como para hacer depósitos y girar contra ellas.
(c) Nombrar y remover libremente a un Presidente Ejecutivo de la Compañía, uno o más Vicepresidentes Ejecutivos, al Director o Gerente General, a otros Directores o Gerentes de la Sociedad y fijarles sus poderes, obligaciones, garantías, atribuciones y emolumentos, y ejercitar estas mismas facultades respecto de los demás funcionarios y apoderados de la Sociedad.
(d) Sin perjuicio de las facultades de la Asamblea, nombrar y remover al o a los Auditores Externos de la Sociedad y convenir los honorarios correspondientes.
(e) Convocar a las Asambleas Generales de Accionistas proponiendo los asuntos que deban incluirse en el Orden del Día.
(f) Delegar las facultades que estime convenientes en cualquier persona, sea o no miembro del Consejo de Administración, o en comités formados por dos o más personas, sean o no miembros de dicho Consejo, y revocar tales delegaciones y determinar, en su caso, los emolumentos correspondientes. Será facultad indelegable del Consejo de Administración aprobar: (i) las operaciones que se aparten del giro ordinario de negocios y que pretendan celebrarse entre la sociedad y sus socios, con personas que formen parte de la administración de la sociedad o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario; (ii) la compra o venta del diez por ciento o más del activo; (iii) el otorgamiento de garantías por un monto superior al treinta por ciento de los activos, así como (iv) operaciones distintas de las anteriores que representen más del uno por ciento del activo de la sociedad. Los miembros del Consejo

de Administración serán responsables de las resoluciones a que lleguen con motivo de los asuntos a que se refiere el párrafo anterior, salvo en el caso establecido por el *artículo 159 de la Ley General de Sociedades Mercantiles.*

Asimismo, deberán someterse a la opinión del Comité de Auditoría y a la aprobación del Consejo de Administración de la sociedad las operaciones que sus subsidiarias pretendan celebrar con personas relacionadas o que impliquen comprometer su patrimonio en los términos del artículo 14 Bis 3 Fracción IV, inciso d) de la Ley del Mercado de Valores.

(g) Aprobar o autorizar la adquisición, enajenación o el ejercicio de retiro, de las acciones de las empresas en las que participe mayoritariamente la Sociedad. (h) Determinar el sentido en que deben ser emitidos los votos, en las Asambleas Generales Ordinarias y Extraordinarias de las empresas en las que la Sociedad detente la mayoría de las acciones.
(i) En su caso, aprobar la adquisición de acciones de la Sociedad, así como su posterior colocación entre el público inversionista. Esta facultad no podrá delegarla el Consejo de Administración a ningún comité, persona o funcionario de la Sociedad.

CLAUSULA VIGESIMA PRIMERA.- De toda sesión del consejo se levantará un acta en un libro especial en la que se asentarán la fecha, hora y lugar de la reunión, los Consejeros Propietarios o Suplentes que asistieron a ella y las resoluciones aprobadas, con indicación de si hubo unanimidad o tan sólo mayoría de votos. Las actas serán firmadas por el Presidente y el Secretario.

CLAUSULA VIGESIMA SEGUNDA.- Los cargos de Consejero, Presidente, Presidente Ejecutivo y Director, Gerente o miembros de los órganos o Comités Intermedios de administración serán compatibles y podrán ser desempeñados por una misma persona.

CLAUSULA VIGESIMA TERCERA.- La Asamblea General Ordinaria de Accionistas o bien el Consejo de Administración de la sociedad podrán constituir los Comités Técnicos o Ejecutivos que considere convenientes para la eficaz operación de la sociedad, confiriéndoles al efecto las funciones que considere necesarias. Los integrantes de los Comités Técnicos podrán ser o no miembros del Consejo de Administración, accionistas o

terceros ajenos a la sociedad. La existencia de cualquiera de dichos Comités no implica de manera alguna, la limitación de responsabilidades que de acuerdo con la Ley y los estatutos sociales corresponden al Consejo de Administración.

Los miembros de los Comités durarán en su cargo un año, pero en todo caso continuarán en funciones hasta que las personas designadas para sustituirlos tomen posesión de los mismos; podrán ser reelegidos o revocados sus nombramientos en cualquier momento y recibirán las remuneraciones que determine el órgano que los haya nombrado.

Los Comités creados conforme a la presente cláusula se reunirán en las fechas y con la periodicidad que determine el propio Comité en la primera sesión que celebren durante cada ejercicio social, sin que sea necesario convocar a sus miembros en cada ocasión a sesiones cuya celebración estuviere previamente programada conforme al calendario de sesiones que hubiere aprobado el Comité.

CLAUSULA VIGÉSIMA CUARTA.- El Consejo de Administración nombrará un Comité de Auditoría conforme lo dispuesto por el artículo 14 Bis 3, fracción V de la Ley del Mercado de Valores, que tendrá, entre otras, las facultades a que se refiere la mencionada disposición.

El reporte anual del Comité de Auditoría deberá ser presentado a la Asamblea de Accionistas.

VIGILANCIA DE LA SOCIEDAD

CLAUSULA VIGESIMA QUINTA.- La vigilancia de la sociedad estará a cargo de uno o más Comisarios propietarios. Podrá nombrarse a un suplente.

El o los Comisarios podrán ser o no accionistas, pero con las salvedades establecidas en el artículo ciento sesenta y cinco de la Ley General de Sociedades Mercantiles; serán designados y revocados libremente por la Asamblea General Ordinaria de Accionistas; podrán ser reelectos, durarán en su cargo un año, pero continuarán válidamente en funciones hasta que tomen posesión de sus cargos quienes

deban sustituirlos; garantizarán su manejo en la misma forma prevista para los Consejeros y percibirán los emolumentos que fije la Asamblea Ordinaria.

Si al designarse al Comisario propietario hubiere en la Asamblea una minoría que represente cuando menos un diez por ciento del capital social, dicha minoría podrá nombrar a otro Comisario propietario, siendo aplicable a éste lo dispuesto en el párrafo anterior.

CLAUSULA VIGESIMA SEXTA.- El Comisario o Comisarios tendrán las facultades y obligaciones que establece la Ley General de Sociedades Mercantiles. Adicionalmente, de conformidad con el inciso f) de la fracción IV) del artículo 14 Bis 3 de la Ley del Mercado de Valores, los Comisarios deberán ser convocados, además de a las sesiones del Consejo de Administración, a todas las sesiones de aquellos órganos intermedios de consulta en los que el Consejo de Administración haya delegado alguna facultad.

La vacante temporal o definitiva de uno de los Comisarios propietarios será cubierta por el suplente si lo hubiere y, a falta de éste, el Consejo de Administración deberá convocar en el término de treinta días a Asamblea General Ordinaria de Accionistas para que ésta haga la designación correspondiente.

EJERCICIOS SOCIALES, INFORMACION FINANCIERA UTILIDADES Y PERDIDAS

CLAUSULA VIGESIMA SEPITMA.- El ejercicio social de la sociedad correrá del 1 de enero al 31 de diciembre de cada año. En el caso de que la Sociedad entre en liquidación, se fusione con carácter de fusionada o se extinga como consecuencia de su escisión, su ejercicio social terminará anticipadamente en la fecha en que entre en liquidación, se fusione o se extinga como consecuencia de su escisión y se considerará en el primer caso que habrá un ejercicio durante todo el tiempo en que la sociedad esté en liquidación.

CLAUSULA VIGESIMA OCTAVA.- Al término de cada ejercicio social se elaborarán los informes y estados a que se refiere el artículo ciento setenta y dos de la Ley General

de sociedades Mercantiles y se procederá como lo ordenan los artículos ciento setenta y tres y demás relativos de la misma ley.

CLAUSULA VIGESIMANOVENA.- Las utilidades netas que después de impuesto, participación de los trabajadores en las utilidades, y de las partidas para la constitución y formación de las reservas legales, que la Sociedad obtenga en cada ejercicio social, se distribuirán o aplicarán en la forma en que lo resuelva la correspondiente Asamblea General Ordinaria de Accionistas.

CLAUSULA TRIGÉSIMA .- Los accionistas solo responderán del importe de sus aportaciones a la sociedad. Si hubiere pérdidas, éstas serán absorbidas en primer término por los fondos de reserva y previsión especiales; si éstos no existieren o no bastaren, por el fondo de reserva de capital y, agotado éste serán cubiertas por el capital social.

DISOLUCION Y LIQUIDACION DE LA SOCIEDAD

CLAUSULA TRIGÉSIMA PRIMERA.- La sociedad se disolverá anticipadamente en los siguientes casos:

1. Por imposibilidad de seguir realizando su objeto principal.
2. Por resolución de la asamblea General Extraordinaria de Accionistas tomada de conformidad con estos estatutos.
3. Porque el número de accionistas llegue a ser inferior a dos.
4. Por la pérdida de dos terceras partes o más del capital social, y
5. En cualquier otro caso en que la Ley lo ordene.

CLAUSULA TRIGÉSIMA SEGUNDA.- Disuelta la sociedad, se pondrá en liquidación, misma que se sujetará a lo dispuesto por el capítulo décimo primero romano de la Ley General de Sociedades Mercantiles. Para ello, la misma Asamblea General Extraordinaria de Accionistas que acuerde o reconozca la disolución nombrará por simple mayoría de votos, uno o varios liquidadores que podrán ser o no accionistas; señalará sus facultades y la retribución que habrá de corresponderles, fijará el plazo para el desempeño de su cometido y establecerá las bases generales a que deberán sujetar su actuación. En la designación de liquidadores, los accionistas minoritarios

tendrán los mismos derechos que se les han otorgado para la designación de Consejeros.

CLAUSULA TRIGESIMA TERCERA.- La Asamblea Extraordinaria podrá revocar el acuerdo de disolución cuando desaparezcan las causas que hubieren dado origen al mismo.

CLAUSULA TRIGESIMA CUARTA.- Durante el período de liquidación se reunirá y funcionará la Asamblea en los términos que previenen estos estatutos.

Los liquidadores asumirán las funciones que en la vida normal de la sociedad correspondían al Consejo, pero con las modalidades especiales impuestas por el estado de liquidación.

El o los Comisarios seguirán desempeñando sus mismas funciones y guardarán respecto de los liquidadores la misma situación que tenían en relación con el Consejo.

DISPOSICIONES GENERALES

CLAUSULA TRIGESIMA QUINTA.- Los fundadores de la Sociedad hacen constar que no se reservan participación especial en las utilidades.

CLAUSULA TRIGESIMA SEXTA.- La sociedad se regirá en todo lo que no esté previsto en estos estatutos, por las disposiciones de la Ley General de Sociedades Mercantiles y del artículo 14 Bis 3 de la Ley del Mercado de Valores, mientras la sociedad mantenga la inscripción de sus acciones en el Registro Nacional de Valores.

CLAUSULA TRIGESIMA SEPTIMA.- Para la solución de toda controversia que surja entre la Sociedad y los accionistas o entre éstos entre si, en su carácter de tales, los accionistas por el sólo hecho de adquirir acciones de la sociedad, se someten expresamente a las leyes aplicables en México, Distrito Federal, renunciando expresamente a cualquier otra jurisdicción que por razón de sus domicilios pudiera corresponderles.

03 AUG 29 AM 7:21


Casas GEO
Para vivir como quieras

CORPORACIÓN GEO, S.A. DE C.V.

Margaritas, 433, Colonia Ex. Hacienda Guadalupe Chimalistac, C. P. 01050, México, D. F.

Las Acciones Serie ?B? de Corporación Geo se Encuentran Inscritas en el RNVI, Cuentan con Derecho a Voto y Cotizan en la BMV desde 1994.

El Programa de ADR's Nivel 1 de Corporación Geo se Encuentra Aprobado por la SEC

GEOB

Los Valores de la Empresa Están Inscritos en el Registro de Valores y son Objeto de Cotizar en la Bolsa

La Inscripción en el Registro Nacional de Valores no Implica Certificación Sobre la Bondad del Valor o la Solvencia del Emisor.

"Informe Anual que se presenta de acuerdo con la Circular 11-33 de la CNBV por el año terminado al 31 de Diciembre de 2001"

INDICE

Pág

I. INFORMACION GENERAL

Glosario de Términos y Definiciones

Resumen Ejecutivo

Factores de Riesgo

Otros Valores Inscritos en el RNVI

Cambios significativos a los Derechos de Valores Inscritos en el RNVI

II. LA COMPAÑIA

Historia y Desarrollo del Emisor

Denominación Social

Fecha de Constitución y Duración de la Compañía

Dirección y Teléfonos de sus Principales Oficinas

Evolución

Principales Inversiones

Ofertas Públicas (en su caso)

Descripción del Negocio

Actividad Principal

Canales de Distribución

Patentes, Licencias, Marcas y Otros Contratos

Principales Clientes

Legislación Aplicable y Régimen Tributario

Recursos Humanos

Información del Mercado

Información por Línea de Negocio, Zona Geográfica y Ventas por Exportación

Estructura Corporativa

Descripción de sus Principales Activos

Procesos Judiciales, Administrativos o Arbitrales

Acciones Representativas del Capital Social

Dividendos

III. INFORMACION FINANCIERA

Información Financiera Seleccionada

Comentarios y Análisis de la Administración sobre los Resultados de Operación y Situación Financiera de la Compañía

Resultados de Operación

Situación Financiera, Flujo Libre de Efectivo y Recursos de Capital

IV. ADMINISTRACIÓN

Estatutos Sociales y otros Convenios

Administradores y Accionistas

Auditores

Operaciones con Personas Relacionadas y Conflicto de Intereses

V. MERCADO ACCIONARIO

Estructura Accionaria

Comportamiento de la Acción en el Mercado de Valores

VI. ANEXOS

Estados Financieros Dictaminados

I. INFORMACION GENERAL

Glosario de Términos y Definiciones

Para los efectos del presente Informe Anual, los términos utilizados con mayúscula inicial, tendrán el significado que se les atribuye a continuación, mismos que serán aplicables tanto al singular como al plural de los términos definidos.

ADR's	Significa Recibo Depositario Americano (por sus siglas en inglés: American Depository Receipt), forma similar a un certificado de valores registrado a nombre de su poseedor y que representa cierto número de acciones en una corporación extranjera.
BMV	Significa, la Bolsa Mexicana de Valores, S.A. de C.V.
Backlog	Significa, compromiso de crédito hipotecario con Geo por parte de un instituto de vivienda.
Calificadora	Significa, la sociedad o empresa calificadora que cuente con autorización de la CNBV, designada por Geo.
CNBV	Significa, la Comisión Nacional Bancaria y de Valores.
CNV	Significa, Consejo Nacional de Vivienda
Colocación	Significa, la colocación entre el gran público inversionista de los Pagarés emitidos por Corporación Geo, conforme al presente Programa.
Compañía	Significa, Corporación Geo, S.A. de C.V. y sus subsidiarias consolidadas.
Corporación Geo	Significa, Corporación Geo, S.A. de C.V.
CPO's	Significa, Certificados de Participación Ordinarios.
Deloitte & Touche	Significa, Galaz, Gómez Morfín, Chavero, Yamazaki, S.C., representante en México de Deloitte Touche Tohmatsu International.
DGA	Significa, Director General Adjunto.
EBITDA	Significa, Ingresos antes de Intereses, Impuestos, Depreciación y Amortización
Emisor	Significa, Corporación Geo.
Estados Financieros	Significa, los estados financieros dictaminados consolidados de Corporación Geo por los años terminados el 31 de diciembre de 2000 y 2001 y los estados financieros internos consolidados al 31 de diciembre de 2000 y 2001.
EUA	Significa, los Estados Unidos de América.
Fovi	Significa, el Fondo de Operación y Financiamiento Bancario a la Vivienda.
Gobierno	Significa, el Gobierno Federal de México.
Geo	Significa, Corporación Geo, S.A. de C.V. y sus subsidiarias consolidadas.

Indeval	Significa, la S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores.
Infonavit	Significa, el Instituto del Fondo Nacional para la Vivienda de los Trabajadores.
ISR	Significa, impuesto sobre la renta.
México	Significa, los Estados Unidos Mexicanos.
Nafin	Significa, Nacional Financiera, S.N.C., Institución de Banca de Desarrollo.
Outsourcing o Outsourcing de Terrenos	Significa, en ambos casos, alianzas con propietarios de terrenos o inversionistas quienes ofrecen sus terrenos para el desarrollo de proyectos de Corporación Geo.
PCGA	Significa, los Principios de Contabilidad Generalmente Aceptados.
PTU	Significa, participación de los trabajadores en las utilidades.
Representante Común	Significa, la institución que actuará como representante común de los Tenedores.
RNVI	Significa, el Registro Nacional de Valores e Intermediarios a cargo de la CNBV.
Santamarina y Steta	Significa, Santamarina y Steta, S.C.
SHCP	Significa, la Secretaría de Hacienda y Crédito Público.
SHF	Sociedad Hipotecaria Federal
Sofol	Significa, Sociedad Financiera de Objeto Limitado.
Standard & Poor's	Significa, Standard & Poor's, S.A. de C.V.
Tenedor	Significa, cualquier y toda persona que en cualquier momento sea propietaria o titular de uno o más Pagarés.
UDI	Significa, Unidad de Inversión.

Presentación de la Información Financiera y Económica

En este Prospecto, las referencias hechas a "$", se refieren a la moneda nacional (pesos) y las referencias hechas a "US $", se refieren a dólares de los EUA. A menos que el contexto requiera lo contrario, la información financiera y económica contenida en el presente Informe Anual, ha sido expresada en pesos. Algunas cifras y los porcentajes contenidos en este Informe Anual, se han redondeado para facilitar su presentación.

Los Estados Financieros se presentan de acuerdo con los PCGA e incorporan las disposiciones del Boletín B-10 del Instituto Mexicano de Contadores Públicos, A.C., el cual requiere la reexpresión de los estados financieros a la fecha del último balance, de tal manera que se presente toda la información en unidades monetarias comparables, eliminando así el efecto distorsionante de la inflación. A menos que se especifique lo contrario, la información financiera contenida en este Prospecto, ha sido expresada en pesos constantes al 31 de Diciembre de 2001. Los Estados Financieros han sido dictaminados por Deloitte & Touche.

Resumen Ejecutivo

El resumen siguiente se encuentra elaborado conforme, y está sujeto, a la información detallada y a los Estados Financieros contenidos en este Informe Anual. A menos que el contexto requiera lo contrario, cuando se utilice en este Informe el término ?Corporación Geo? se referirá a Corporación Geo, S.A. de C.V. y los términos ?Geo? o "Compañía" se referirán indistintamente a Corporación Geo, S.A. de C.V. y sus subsidiarias consolidadas.

La Compañía

Corporación Geo es la empresa de vivienda líder en México y la más grande desarrolladora de vivienda de interés social en América, en términos de unidades vendidas. Geo es una empresa verticalmente integrada e involucrada en todos los aspectos de diseño, desarrollo, construcción, mercadotecnia, comercialización y entrega de conjuntos de viviendas de interés social y vivienda media en México. La empresa también participa en una asociación para construir vivienda en Chile. A través de sus empresas subsidiarias posicionadas en las ciudades más dinámicas del país, Geo es el desarrollador de vivienda más diversificado geográficamente en México, operando en 33 ciudades dentro de 19 estados, cubriendo así más del 70% de la población del país. Adicionalmente, la marca "Casas Geo", es reconocida por 9 de cada 10 clientes potenciales, es "top of mind" en el mercado y la marca más reconocida de la industria de vivienda en el país. Con una participación de mercado del 9.6%, la empresa cuenta con una sólida reputación por sus diseños y su calidad, habiendo vendido más de 165,000 casas desde su fundación en las que actualmente viven más de 775,000 personas. El liderazgo de Corporación Geo se refleja también en sus volúmenes de producción, prácticamente duplicando en número de viviendas vendidas a sus más cercanos competidores. Los proyectos de la Compañía varían en cuanto al número de viviendas desde 400 hasta 12,000 unidades, las cuales generalmente constan de dos pisos, en forma de casa o departamento de dos recámaras, dentro de un plan maestro para conjuntos habitacionales que generalmente incluyen instalaciones educativas, de esparcimiento y comerciales. Geo utiliza técnicas de diseño y construcción innovadoras, las cuales le han permitido reducir el tiempo de construcción y ofrecer viviendas de alta calidad a bajos precios. El éxito de Corporación Geo es el resultado de un dinámico modelo de negocio que le ha permitido alcanzar importantes tasas de crecimiento con riesgo financiero limitado. Durante los últimos 8 años, Geo ha sido consistentemente rentable y ha reportado crecimientos compuestos mayores a 25.8% en EBITDA en dólares. En el 2001, la compañía vendió 25,115 casas, generando ingresos por $4,710.1 millones de pesos (US $513.7 millones) y EBITDA por $1,010.5 millones de pesos (US $110.2 millones). Creada en 1973, las oficinas corporativas de Geo se encuentran en la Gudad de México, y desde 1994 las acciones de la empresa cotizan en la Bolsa Mexicana de Valores bajo el símbolo de GEOB. Geo forma parte del selecto grupo de 36 emisoras dentro del Índice de Precios y Cotizaciones de la Bolsa Mexicana de Valores. El grupo de control de la empresa controla cerca del 35% de la única serie de acciones de la Compañía y está formado por los ejecutivos que han dirigido las operaciones de la empresa desde su fundación. Geo está enfocada a la generación de valor para sus accionistas a través de una Sólida Estrategia de Crecimiento Rentable que provee Superior Calidad de Vida para todos sus clientes.

Desde el inicio de sus operaciones, la Compañía se ha posicionado como promotor líder de viviendas de interés social y media, realizando operaciones con el Instituto del Fondo Nacional para la Vivienda de los Trabajadores ("Infonavit"). Durante el período comprendido entre 1973 y 1992, año en el cual el Infonavit reformó su ley orgánica, Geo promovía proyectos para el desarrollo de viviendas y obtenía contratos de diseño y construcción, principalmente. Por consiguiente, la mayor parte de las operaciones de Geo en ese período se abocaban a estas actividades como contratista del Infonavit y al desempeño de servicios adicionales, como la ubicación de terrenos adecuados y la construcción de infraestructura para proyectos de vivienda. En 1992, como parte de un plan integral para reformar la industria mexicana de vivienda, el Infonavit fue reestructurado para funcionar únicamente como proveedor de financiamiento hipotecario a trabajadores calificados, dejando los desarrollos y las demás actividades relacionadas al sector privado. Como resultado de esas reformas, la Compañía se consolidó como promotor de conjuntos habitacionales integrales. Debido a su experiencia previa en la promoción, diseño, construcción y comercialización, Geo ha podido aprovechar plenamente la reforma del Infonavit y se ha convertido en uno de los promotores de vivienda que utiliza el más alto volumen de créditos hipotecarios financiados por dicho Instituto.

Asimismo, la Compañía ha experimentado un fuerte crecimiento en el acceso a los créditos hipotecarios financiados por el Fondo de Operación y Financiamiento Bancario a la Vivienda (?Fovi?), ahora Sociedad Hipotecaria Federal (SHF). Durante 2001, Infonavit, SHF y Fovissste proporcionaron el 64.4%, el 14.9% y el 5.6%, respectivamente, del total de créditos hipotecarios para viviendas de interés social en México. Aproximadamente el 74% de las viviendas vendidas en México por Geo en 2001 fueron adquiridas por compradores con créditos hipotecarios del Infonavit, mientras que el restante 26% provino de financiamiento otorgado por Fovi.

La Compañía ha registrado un importante crecimiento en los últimos siete años. Sus ingresos anuales totales pasaron de $2,024.1 millones en 1994, a $4,710.1 millones en 2001, resultando en un crecimiento anual compuesto del 12.8% en términos reales. Dicho crecimiento se debe principalmente al desarrollo de tecnologías de diseño y construcción para grandes volúmenes de viviendas, instrumentados por la Compañía. Adicionalmente, Geo aprovechó la reforma del Infonavit, los aspectos demográficos del país, las políticas favorables de vivienda por parte del gobierno y la capitalización de la Compañía mediante ofertas públicas de capital y deuda para sustentar dicho crecimiento.

Durante el 2001 los principales puntos a destacar en cuanto a Resultados fueron el cumplimiento de todas las promesas anuales: US$ 110.2 millones de EBITDA generados durante el año, la generación de Flujo Libre de Efectivo Positivo por U.S. $11.4 millones, el nivel de Cuenta por Cobrar a Ventas del 50.3% y el índice de Deuda a Capitalización sin Diferido del 42.7%. La estructura financiera de la empresa mejoró de manera sobresaliente con relación a 2000. La empresa terminó el año 2001 con $682.8 millones en Caja, un 25.0% mas que en el año 2000. La Deuda Neta se redujo hasta alcanzar los $1,648.8 millones, 6.0% menos con relación al 2000, mientras que la composición pasó de 60% corto plazo – 40% largo plazo en el 2000 a 62.5% - 77.5% en el año 2001.

El mercado de vivienda de interés social en México se ha caracterizado por una significativa y limitada disponibilidad de financiamiento hipotecario para los trabajadores de bajos ingresos, misma que se ha duplicado en los últimos años y cuyas perspectivas de largo plazo apuntan a emparejarse a la demanda. El escaso financiamiento hipotecario, aunado a un crecimiento histórico poblacional muy rápido, ha traído como consecuencia un marcado déficit de vivienda de interés social, el cual se intensifica por el alto índice de crecimiento poblacional en las zonas urbanas, por el alto porcentaje de personas que se incorporan a la fuerza de trabajo y a la formación de nuevas familias.

La administración de la Compañía considera que ésta se ha convertido en la empresa desarrolladora de vivienda líder de México, debido principalmente a: (i) la calidad de su producto y sus servicios; (ii) su especialización en este segmento de la industria; (iii) la utilización de técnicas innovadoras de diseño, construcción, tecnología y comercialización; (iv) su compromiso a la investigación y desarrollo; (v) su énfasis en la eficiencia de costos y calidad en la construcción; (vi) su expansión geográfica; (vii) su equipo de directivos con amplia experiencia y especialización; y (viii) su compromiso con el desarrollo de sus trabajadores. Los factores anteriores han contribuido al crecimiento de Geo, así como a su habilidad para expandir sus operaciones geográficamente.

El desempeño de los títulos en el mercado de valores mostró un comportamiento por encima del crecimiento registrado por el Indice de Precios y Cotizaciones (IPyC), al haber registrado un incremento de 115.4% Vs. 12.7%, respectivamente. Al 31 de Diciembre de 2001 Corporación GEO se encontraba cotizando en un múltiplo de 0.6 veces P/VL y 3.2 veces Valor empresa / EBITDA.

Factores de Riesgo

Los inversionistas potenciales deben considerar cuidadosamente toda la información contenida en el presente Informe y, en particular, lo siguiente:

Situaciones Relativas a los Países en los que Opera la Compañía

General. Geo es una sociedad mexicana y la mayor parte de sus ingresos se derivan de operaciones en México. Históricamente, el Gobierno ha ejercido y sigue ejerciendo una influencia importante sobre la economía mexicana, por tanto, las acciones gubernamentales relativas a la economía podrían tener un impacto importante sobre Geo, así como en las condiciones del mercado.

Restricción de Créditos por Factores Macroeconómicos Adversos. Comenzando en diciembre de 1994 y continuando durante el año de 1995, México experimentó una crisis económica caracterizada por alta inflación, inestabilidad del tipo de cambio, altas tasas de interés, contracción de la demanda interna por productos y servicios, disminución en el poder adquisitivo de los consumidores, reducida disponibilidad de crédito, alto desempleo y disminución en la confianza de los inversionistas extranjeros en México.

Esta situación ocasionó una contracción en el Producto Interno Bruto, que había crecido a una tasa anual del 3.5% durante 1994, cayendo a -6.9% en 1995. Como resultado de la devaluación del peso y la crisis económica, la inflación se incrementó en 1995 a 51.9%, en comparación con 7.1% en 1994 y la Tasa de Interés Interbancario Equilibrio (?TIIE?) fluctúo entre 34.4% y 109.7% durante 1995, en comparación con los niveles registrados en 1994 de entre 10.0% y 39.7%. Lo anterior provocó, entre otras cosas, una disminución tanto en la demanda como en la oferta de créditos hipotecarios, aunque en una menor escala en el sector de vivienda de interés social.

La crisis experimentada y las políticas gubernamentales aplicadas han tenido efectos adversos en la economía mexicana que, a su vez, ha afectado al sector de la vivienda en México en general, aunque en una menor escala a la vivienda de interés social. De conformidad con lo anterior, el número de créditos hipotecarios financiados por el Infonavit decreció de 113,000 en 1994, a 95,000 en 1995, mientras que los créditos hipotecarios financiados por el Fovi aumentaron de 42,721 a 44,000, durante el mismo período. Sin embargo, no puede asegurarse que el desempeño mostrado por el Infonavit y/o el Fovi durante dicho período sería similar en caso que ocurriera una nueva crisis económica en México. En caso que volviera a presentarse una situación similar a aquélla provocada por la devaluación de 1994, el sector de la vivienda en México en lo general y el otorgamiento de créditos podría verse adversamente afectado.

Factores Relacionados con la Industria de Vivienda de Interés Social en México

Dependencia en el Desempeño y Financiamiento de Infonavit y Sociedad Hipotecaria Federal, SHF (Antes FOVI). El mercado de vivienda de interés social en México había estado caracterizado hasta el año 2001 por un déficit importante de financiamiento hipotecario. La limitada disponibilidad de financiamiento había restringido la construcción de vivienda y había contribuido al actual déficit de vivienda de interés social. Sin embargo, a raíz de los esfuerzos del actual gobierno y las iniciativas que éste ha tomado, el año 2002 podría ser el primer año en el que la oferta de créditos supere la producción de viviendas.

La gran mayoría del financiamiento para la vivienda de interés social en México ha sido otorgado por el Infonavit y por fondos para la vivienda promovidos por el Gobierno, como el SHF, y a partir del año 2002 por el Fovissste, quien espera otorgar en su programa a 12 meses alrededor de 100,000 créditos. La Compañía depende de la disponibilidad del financiamiento hipotecario que otorgan los proveedores de créditos hipotecarios para efectuar todas sus ventas, por lo que las operaciones de la Compañía se ven influenciadas por cambios en las políticas y procedimientos administrativos del Infonavit, el SHF, el Fovissste, el sector bancario y las políticas de vivienda del Gobierno. Aunque Infonavit, SHF y Fovissste han desempeñado un papel importante en la formulación e instrumentación de la política gubernamental para la vivienda, no puede asegurarse que el Gobierno no limitará la disponibilidad del financiamiento hipotecario que otorgan tales organismos ni instituirá cambios, como modificaciones a los métodos para otorgar los créditos

hipotecarios, lo que originaría un efecto importante en las operaciones de la Compañía. Cualquier baja en la cantidad de fondos disponibles de tales fuentes podría tener un efecto adverso sobre los negocios de Geo, sus resultados de operación, sus perspectivas y situación financiera. No hay garantía alguna de que el monto de financiamiento hipotecario que otorgan el SHF, el Fovissste el Infonavit y las demás fuentes de recursos, se mantendrá en los niveles actuales. Sin embargo, nuestra actual administración ha dado muestras de la voluntad de aumentar hasta 750,000 el número de hipotecas para el final del actual sexenio.

Las viviendas mexicanas de interés social generalmente se caracterizan por ser viviendas adquiridas por compradores con ingresos mensuales que oscilan entre tres mil y quince mil pesos mensuales, con precios de venta que oscilan entre 55,000 y 156,500 Udis.

Por su parte, los segmentos de vivienda de interés medio, que fuera desatendido desde 1995, ahora ha visto el regreso de los Bancos, SOFOLES e Institutos de Vivienda, después de seis años de actividades limitadas. Se ha observado un nuevo repunte en la demanda y el financiamiento de este producto, habiéndose ofrecido a Nivel Nacional cerca de 5,000 créditos en este rubro. El costo de una vivienda de interés medio puede variar entre $ 480,000 y $ 1,400,000 pesos.

Reglamentación. La industria de la construcción de vivienda en México está sujeta a extensas reglamentaciones por parte de diversas autoridades federales, estatales y municipales que afectan la adquisición de terrenos y las actividades de desarrollo y construcción. La Compañía requiere autorizaciones de varias autoridades para efectuar sus actividades de construcción. Los cambios de gobierno, o en las leyes y/o reglamentos aplicables, pueden retrasar las operaciones de Geo. Las operaciones de la Compañía también están sujetas a la normatividad ambiental, sea ésta de carácter federal, estatal o municipal, misma que se ha vuelto más estricta en los últimos años.

Geo otorga a sus clientes una garantía por un año por los vicios ocultos de la construcción. Aunque Geo ha estado sujeta a pocas reclamaciones por vicios ocultos en el pasado, no puede asegurarse que en el futuro no se presentarán reclamaciones importantes que resulten de posibles defectos en los materiales que entreguen terceros o por otras circunstancias fuera del control de Geo.

Factores Ecológicos. Las infracciones a las Leyes Ambientales Federales y Locales están sujetas a diversas sanciones que, dependiendo de la gravedad de la infracción, pueden consistir en (i) multas; (ii) arresto administrativo; (iii) clausura temporal o definitiva, total o parcial; (iv) suspensión o revocación de concesiones, licencias, permisos o autorizaciones.

Adicionalmente, en los casos previstos en el Código Penal Federal y los Códigos Penales Estatales, puede incurrirse en la comisión de delitos ambientales y en la aplicación de las sanciones respectivas.

Aún cuando Corporación Geo selecciona cuidadosamente las reservas territoriales en las que desarrollará sus proyectos; no hay certeza absoluta de que un terreno adquirido por la compañía no será declarado en un futuro por las autoridades respectivas, reserva ecológica o restringirá su utilización por las modificaciones que posteriormente pudieren hacerse a la legislación mencionada en el párrafo anterior.

Competencia. El sector de la vivienda en México está sumamente fragmentado y en la actualidad existe un gran número de empresas que prestan servicios de construcción de conjuntos habitacionales. Debido a la escasez de financiamiento hipotecario y préstamos para la construcción de vivienda, muy pocas compañías han podido alcanzar un tamaño considerable y desarrollar economías de escala significativas. Grupo Geo considera que es la desarrolladora de viviendas líder de México en cuanto a unidades vendidas.

En 2001 se ofertaron aproximadamente 318,000 viviendas entre un estimado de 2,000 constructores y promotores, de los cuales se considera que aproximadamente 800 están afiliados a la Federación Nacional de Productores Industriales de Vivienda, S. C. (PROVIVAC), mismos que producen aproximadamente el 80% de la producción total del país. Cabe destacar que los pequeños productores suelen construir entre 5 a 50 viviendas. La actividad del desarrollo inmobiliario implica por lo general un alto uso de capital de trabajo, por lo que las empresas que no están capitalizadas y/o no tienen fácil acceso al crédito son muy vulnerables a

los cambios económicos que pueda sufrir el país. Adicionalmente la mayoría de los desarrolladores o constructores operan solo a nivel local, es decir que difícilmente tienen operaciones en más de dos localidades.

Hay muy pocas constructoras o promotoras extranjeras operando en México y ninguna de ellas tiene una participación importante en el mercado de vivienda de interés social. De conformidad con la Ley de Inversiones Extranjeras, las compañías constructoras internacionales pueden establecer subsidiarias dedicadas a la construcción de vivienda en México sin necesidades de aprobación previa, aunque se podría requerir autorización de la Comisión Federal de Competencia Económica en los términos de la Ley Federal de Competencia Económica y su reglamento.

Factores Relacionados con Geo

Estacionalidad. Anteriormente y hasta 1998, Geo al igual que otros promotores en la industria de vivienda de interés social en México, experimentaba cambios importantes durante el año debido a los ciclos operativos de las instituciones que proporcionan financiamiento hipotecario al sector. Actualmente, Geo no experimenta estacionalidad significativa en sus operaciones, debido principalmente a que las convocatorias para el otorgamiento de créditos para derechohabientes del Infonavit, Fovissste y las subastas del SHF, se realizan de forma regular a lo largo del año. No obstante lo anterior, no puede asegurarse que cambios en las políticas y procedimientos del Infonavit, del SHF, o de otras instituciones que proporcionan financiamiento al sector, vuelvan a afectar a Geo en la estacionalidad de sus operaciones. Normalmente GEO reporta el 40% de sus ingresos el primer semestre, mientras que el restante 60% es reportado durante el segundo semestre del año.

Estructura de Controladora. Corporación Geo es una controladora pura que no tiene activos importantes distintos de las acciones de sus subsidiarias, de las cuales tiene propiedad mayoritaria. La capacidad de Geo para cumplir con sus obligaciones financieras y para dar servicio a su deuda depende principalmente de que reciba fondos suficientes de sus subsidiarias. Además, de conformidad con la legislación mexicana, las subsidiarias sólo pueden pagar dividendos a Corporación Geo sobre las utilidades que estén incluidas en estados financieros aprobados por los accionistas después de compensar cualquier pérdida previamente existente, destinar fondos correspondientes a la reserva legal y una vez que los accionistas han aprobado el pago de dividendos.

Reservas Territoriales Limitadas. Al 31 de Diciembre Geo controla suficientes reservas territoriales para cubrir sus necesidades de construcción aproximadamente para los próximos 3 años, constituida de la siguiente forma: Reserva Propia por 37,078 viviendas, Outsourcing de Terrenos por 31,774 y Opciones de Compra por 11,556. No se puede asegurar que Geo podrá encontrar terrenos adecuados para cubrir sus necesidades de construcción después de ese período o que podrá adquirir los terrenos a precios atractivos.

Liquidez y Disponibilidad de Fondos. Los requerimientos de capital de Geo dependen de varios factores que incluyen la cantidad de recursos requeridos para adquirir terrenos adecuados para las construcciones futuras, así como recursos para financiar el desarrollo y construcción de nuevos proyectos cuyo pago se efectuará hasta escriturar la vivienda. Por estas razones, no pueden predecirse con precisión el plazo y monto de los requerimientos de capital de Geo. La Compañía prevé que puede ser necesario obtener financiamiento adicional de préstamos, coinversiones u otras negociaciones. Sin embargo, no puede asegurarse que tales recursos adicionales estarán disponibles en términos que sean atractivos para Geo.

Como resultado de su crecimiento, la Compañía ha requerido financiamientos, dedicados principalmente a financiar los trabajos de desarrollo y construcción mientras se recibe el pago de los clientes al momento de entregar su vivienda. A la fecha, el financiamiento para estos trabajos de desarrollo y construcción se ha obtenido de los mercados nacionales e internacionales.

Aunque la Compañía no comienza la construcción de desarrollos hasta que se ha confirmado la disponibilidad del financiamiento hipotecario, sí realiza la compra de terrenos y las actividades necesarias para obtener los permisos y licencias, así como ciertas actividades de desarrollo de infraestructura

anteriores a recibir la confirmación de la disponibilidad de financiamiento hipotecario. La Compañía no recibe los recursos provenientes de las ventas de vivienda sino hasta que dichas viviendas se terminan y entregan a los compradores. Como resultado de lo anterior, Geo requiere financiar sus actividades de desarrollo y construcción a través de capital de trabajo y de fuentes externas, principalmente mediante créditos puente (créditos de una institución de crédito o Sofol, garantizados por el terreno y la construcción y que se pretende sean amortizados con los recursos de las escrituraciones por unidad en el conjunto habitacional), y recientemente mediante las Bursatilizaciones de sus cuentas por cobrar.

El nivel de apalancamiento (deuda total a capital contable) de la Compañía por los años terminados el 31 de diciembre de 1999, 2000 y 2001 fue de 1.0 veces, 1.1 veces y 1.0 veces. Es muy importante tomar en cuenta el efecto en 2000 del Boletín D-4 de impuestos diferidos.
No se puede asegurar que por efectos adversos de la economía o circunstancias de volatilidad en los mercados (particularmente en lo que concierne a tasas de interés o tipos de cambio) Geo mantendrá los mismos niveles de apalancamiento por tiempo indefinido.

Pasivos en Dólares. El peso experimentó estabilidad y fortaleza el último año habiendo terminado en 9.1695 en 2001 contra 9.8878 del año 2000, representando una apreciación del 7.2% en 12 meses.

La deuda denominada en dólares de GEO descendió a US $27.46 millones al 31 de Diciembre de 2001. Esto se debió a que el pasado mes de Septiembre la compañía emitió un programa de Pagarés de Mediano Plazo que le permitieron refinanciar parte del Eurobono por US $50 millones, disminuyendo así la exposición en dólares de la empresa. El 23 de Mayo de 2002, el Eurobono por US $ 50 millones de dólares fue enteramente refinanciado.

Otros Factores

Información sobre Estimaciones. El presente Informe contiene información sobre ciertas estimaciones. Toda información distinta a la información histórica que se incluye en el mismo, refleja las perspectivas de la Compañía en relación con acontecimientos futuros y puede contener información sobre resultados financieros, situaciones económicas, tendencias y hechos inciertos. La Compañía advierte al inversionista potencial que los resultados reales pueden ser substancialmente distintos a los esperados y que no deberán basarse de forma indebida en información sobre estimaciones. Las expresiones "cree", "espera", "considera", "estima", "prevé", "planea" y otras expresiones similares, identifican dichas estimaciones en el presente Informe.

Fuentes de Información Externa y Declaración de Expertos

Alguna información contenida en *?Información del Mercado?*, se basa principalmente en fuentes disponibles al público, incluyendo publicaciones y textos de la Secretaría de Desarrollo Social ("Sedesol") y otras dependencias gubernamentales. La información de esta sección se considera veraz, sin embargo, Geo no la ha sometido a una verificación independiente. No obstante lo anterior, la Compañía considera que la información se ha reproducido fielmente en este informe.

Independientemente de lo mencionado en el párrafo anterior, el resto de la información contenida en este Informe ha sido proporcionada y verificada por distintos funcionarios de la Compañía, quienes la han recopilado de fuentes internas consideradas fidedignas, o es información que es de su conocimiento por la experiencia de trabajo en el sector de la vivienda de interés social en México y en el extranjero.

Los estados financieros al 31 de diciembre de 2001 y 2000 han sido dictaminados por DELOITTE & TOUCHE
.

Valores Inscritos en el RNVI

Las acciones serie ?B? de Corporación Geo se encuentran inscritas en el RNVI y cotizan en la BMV desde 1994, bajo la clave de cotización ?GEOB?, y cuenta con un programa de ADR nivel 1 en los mercados internacionales. Corporación Geo ha entregado en forma continua y periódica los reportes trimestrales y anuales correspondientes a la CNBV y a la BMV, así como los reportes sobre hechos relevantes.

Asimismo, Corporación Geo realizó en 1997 una emisión de un eurobono (*Global Medium Term Note*) por un monto de US $50 millones, con vencimiento en mayo de 2002. Dicho eurobono se encuentra inscrito en la Sección Especial del RNVI de la CNBV.

Adicionalmente, varias subsidiarias de Corporación Geo mantienen inscritos en el RNVI los valores que se mencionan en la tabla siguiente:

Empresa Emisora[1]	**Tipo de Valor Inscrito**	**Calificación**	**Vencimiento de la Línea**	**Monto[2]**
Geo Hogares Ideales	Papel Comercial	mxA-2	Junio 24, 2001	70
Geo Baja California	Papel Comercial	mxA-2	Junio 24, 2001	50
Geo Edificaciones	Papel Comercial	mxA-2	Septiembre 20, 2001	65
Corporación Geo	Papel Comercial	mxA-2	Noviembre 18, 2001	100
Geo Morelos	Papel Comercial	mxA-2	Marzo 30, 2001	70

(1) Se refiere a empresas subsidiarias de Geo (ver ?*La Compañía - Descripción del Negocio - Estructura Corporativa*?).
(2) En millones de pesos.

El 14 de abril del 2000, a través de Nacional Financiera, S. N. C., en su carácter de titular de derechos de crédito fideicomitidos a cargo de subsidiarias de GEO, se efectuó una emisión de Certificados de Participación Ordinaria (CPO's) amortizables, con importe de $133 millones. Los derechos de crédito se derivan de contratos de compraventa de casas Geo, celebrados por las subsidiarias de GEO. Los CPO's vencen el 12 de abril de 2002 y devengan intereses a una tasa variable que se determina sobre bases preestablecidas, la cual se modifica cada período de 28 días.

El 06 de Diciembre del 2000, a través de Nacional Financiera, S. N. C., en su carácter de titular de derechos de crédito fideicomitidos a cargo de subsidiarias de GEO, se efectuó una emisión de Certificados de participación Ordinaria (CPO's) amortizables, con importe de $167 millones. Los derechos de crédito se derivan de contratos de compraventa de casas Geo, celebrados por las subsidiarias de GEO. Los CPO's vencen el 22 de Julio de 2004 y devengan intereses a una tasa variable que se determina sobre bases preestablecidas, la cual se modifica cada período de 28 días.

El 20 de Diciembre del 2001, a través de Nacional Financiera, S. N. C., en su carácter de titular de derechos de crédito fideicomitidos a cargo de subsidiarias de GEO, se efectuó una emisión de Certificados de participación Ordinaria (CPO's) amortizables, con importe de $100 millones. Los derechos de crédito se derivan de contratos de compraventa de casas Geo, celebrados por las subsidiarias de GEO. Los CPO's vencen el 04 de Agosto de 2005 y devengan intereses a una tasa variable que se determina sobre bases preestablecidas, la cual se modifica cada período de 28 días.

Así mismo se informa que Corporacion Geo, S. A. de C. V. ha entregado en forma completa y oportuna los reportes sobre eventos relevantes, así como la información jurídica y financiera que está obligada a presentar en forma periódica de acuerdo a la ley, por los últimos dos ejercicios.

Cambios Significativos a los Derechos de Valores Inscritos en el RNVI

No aplica, pues no se han modificado los derechos de ninguna clase de valor que la compañía tenga inscrita en el RNVI.

Historia y Desarrollo del Emisor

Denominación Social

La Compañía se denomina Corporación Geo, S.A. de C.V. y su nombre comercial es "Geo" ó "Casas Geo".

Fecha de Constitución y Duración de la Compañía

La Compañía fue constituida mediante escritura pública número 42,299 del 13 de marzo de 1981, ante la fe del notario público número 60 de la Ciudad de México, Distrito Federal, Lic. Francisco de P. Morales Díaz, e inscrita en el Registro Público de Comercio, en el Folio Mercantil número 00035704, de fecha 12 de mayo de 1981.

La duración de la Compañía es de 99 años, contados a partir de la fecha de su constitución.

Dirección y Teléfono de sus Oficinas Principales

El domicilio social de la Compañía es la ciudad de México, Distrito Federal y sus oficinas principales se encuentran ubicadas en Margaritas 433; Colonia Ex-Hacienda de Guadalupe Chimalistac; 01050 México, D.F. Su teléfono es: (52 55) 5480-5000 y el número de fax es: (52 55) 5554-6064.

Evolución

Geo inició sus operaciones en 1973 con el desarrollo, construcción y promoción de oficinas, así como de edificaciones industriales y residenciales, enfocándose posteriormente al diseño y construcción de vivienda popular como contratista para el Infonavit, desempeñando también servicios adicionales para este Instituto tales como, la localización de terrenos urbanizables, obtención de permisos y licencias necesarias, el diseño y la construcción de obras de infraestructura para sus proyectos de vivienda. Igualmente se realizaron obras de vivienda residencial, media e interés social para el SHF.

En 1981 se constituyó Grupo Argos, S.A. de C.V., como empresa controladora. En 1987 cambió su denominación social a Corporación Orvi, S.A. de C.V. y, finalmente el 9 de enero de 1990, se cambió su denominación social al nombre actual de Corporación Geo.

En 1992 como parte de un plan integral para reformar la industria mexicana de vivienda, el Infonavit fue reestructurado para funcionar únicamente como proveedor de financiamiento hipotecario a trabajadores calificados, dejando los desarrollos y las demás actividades relacionadas al sector empresarial. Como resultado de esas reformas, Geo se consolidó como promotor de conjuntos habitacionales integrales. Debido a su experiencia previa en la promoción, diseño, construcción y comercialización, Geo ha podido aprovechar plenamente la reforma del Infonavit y se ha convertido en uno de los promotores de vivienda que utiliza más alto volumen de créditos hipotecarios financiados por dicho Instituto.

En 1994, Geo realizó una oferta pública inicial de acciones en la BMV con lo cual se convirtió en la primer empresa del sector de vivienda de interés social en realizar una emisión de este tipo. Durante 1995 y 1997 se realizaron dos ofertas privadas primarias y globales de acciones.

En abril de 1997, la Compañía inició su expansión internacional constituyendo en Chile, primeramente la subsidiaria Inversiones Geo Chile Limitada (ver ?*Descripción del Negocio - Estructura Corporativa*?), la cual a su vez, llevó a cabo una asociación estratégica con Constructora Salfa, S.A. (?Salfa?), a través de la constitución de Constructora Geosal, S.A. e Inmobiliaria Geosal, S.A., empresas enfocadas exclusivamente al desarrollo, construcción y venta de vivienda de interés social. Salfa es la empresa constructora más antigua en Chile con más de 70 años de operación en ese mercado.

En diciembre de 1997 se firmó un convenio con Beazer Homes, uno de los constructores con mayor prestigio en el mercado de Norteamérica, a través del cual se constituyó Geo Beazer LP, como una empresa dedicada al desarrollo de vivienda popular en los EUA. En mayo de 1998 se inició el desarrollo denominado ?Oasis Ranch? en El Paso, Texas, con un proyecto de 432 viviendas. El mes de junio de 2000 la administración de Corporación GEO anunció el cierre de sus operaciones en EUA, con la intención de eficientar el uso de recursos y ubicarlos en el mercado con el mayor potencial de crecimiento y rentabilidad, el Mexicano.

Así mismo el mes de Junio de 2000, por acuerdo del Consejo de Administración de GeoBeazer, la sociedad o "Joint-Venture" con Beazer-Homes USA, se concretó la finalización de la obra en proceso y la liquidación total de la compañía. La salida de los Estados Unidos fue el paso final de la anunciada desaceleración de actividades desde principios de año. La Administración de GEO consideró que se trataba del mejor momento para reubicar los recursos de la compañía hacia nuestro mercado doméstico, al mismo tiempo que se mejorara el retorno sobre el capital invertido. La estimación de la pérdida por el cierre de operaciones de GeoBeazer fue de 3.3 millones de dólares, los cuales se reflejaron en el año 2000.

Como parte de la iniciativa de generar Flujo de Caja Libre, la Compañía desarrolló la estrategia de "Outsourcing de Terrenos". La primera operación que se celebró con una compañía internacional, se llevó a cabo durante el cuarto trimestre del año 2000, habiéndose concretado una importante alianza con GE Capital, para la adquisición de terrenos destinados al desarrollo de conjuntos habitacionales de interés social, hasta por un monto de U.S. $25 millones de dólares y con un plazo de tres años. Esta alianza con GE Capital forma parte de la estrategia para mejorar el flujo de efectivo disminuyendo el capital de trabajo neto empleado, garantizando en todo momento el acceso a la materia prima más importante: La tierra. La primera operación bajo este acuerdo estratégico es una variante del esquema tradicional de "Outsourcing de Terrenos", en la que GEO vendió una parte de su más grande reserva territorial individual a GE Capital, bajo un compromiso de recompra futuro.

Con ese mismo propósito el mes de Abril del 2000 se llevó a cabo la primera bursatilización de cuentas por cobrar. Lo más importante de este programa es la posibilidad de atraer recursos a un costo atractivo, sin los límites del balance ni de las instituciones financieras. El efecto positivo de la bursatilización sobre balance, se puede apreciar de manera importante, pues se disminuye la cuenta por cobrar. Operativamente, el instrumento funciona mejor a lo esperado, pues la cobranza de la cartera incluso supera por 145% el flujo original proyectado de la cartera cedida.

El mes de Diciembre del 2000, a través de Nacional Financiera, S. N. C., en su carácter de titular de derechos de crédito fideicomitidos a cargo de subsidiarias de GEO, se efectuó una emisión de Certificados de participación Ordinaria (CPO's) amortizables, con importe de $167 millones. Los derechos de crédito se derivan de contratos de compraventa de casas Geo, celebrados por las subsidiarias de GEO. Los CPO's vencen el 22 de Julio de 2004 y devengan intereses a una tasa variable que se determina sobre bases preestablecidas, la cual se modifica cada período de 28 días.

Mas adelante, el 20 de Diciembre del 2001, a través de Nacional Financiera, S. N. C., en su carácter de titular de derechos de crédito fideicomitidos a cargo de subsidiarias de GEO, se efectuó una emisión de Certificados de participación Ordinaria (CPO's) amortizables, con importe de $100 millones. Los derechos de crédito se derivan de contratos de compraventa de casas Geo, celebrados por las subsidiarias de GEO. Los CPO's vencen el 04 de Agosto de 2005 y devengan intereses a una tasa variable que se determina sobre bases preestablecidas, la cual se modifica cada período de 28 días.

Objeto Social

1. Participar mayoritariamente en el capital social de otras empresas, en este caso, dichas empresas no podrán participar directa ni indirectamente en el capital de Corporación Geo, ni en el capital de otras compañías que participen mayoritariamente en el capital de Corporación Geo.

2. Adquirir, acciones, participaciones o parte de interés de otras empresas nacionales o extranjeras, mercantiles o civiles, formando parte en su constitución o adquiriéndolas en las ya constituidas, así como transferir o enajenar tales acciones, participaciones o partes de interés.

3. El comercio en general con toda clase de bienes, en especial de títulos, valores emitidos por sociedades mexicanas o extranjeras.

4. Otorgar toda clase de préstamos y créditos, a personas físicas o morales, ya sean mercantiles o civiles, siempre y cuando, dicha actividad no éste reservada a entidades financieras, comprendidas dentro de la Ley de Instituciones de Crédito, la Ley General de Organizaciones Auxiliares del Crédito y cualquier otra disposición reservada a entidades financieras.

5. Contratar préstamos y financiamientos por cualquier medio para los fines sociales y girar toda clase de títulos de crédito, aceptarlos, endosarlos, avalarlos o garantizarlos de cualquier forma, o por cualquier otro concepto suscribirlos, así como garantizar en cualquier forma el cumplimiento y pago de obligaciones a cargo de personas físicas o morales ya sean civiles o mercantiles.

6. Adquirir, enajenar, gravar, arrendar y usar, en cualquier forma y por cualquier título, bienes muebles e inmuebles, así como otros derechos reales y personales, incluyendo patentes, marcas y nombres comerciales y derechos de autor. En cada caso adquisición de algún interés en bienes inmuebles que sean necesarios o convenientes para los objetos sociales, Corporación Geo obtendrá los permisos del Gobierno Federal de la República Mexicana que exijan las leyes vigentes y no podrá adquirir por ningún título bienes raíces para fines agrícolas, forestales o ganaderos.

7. Celebrar y llevar a cabo, en la República Mexicana o en el extranjero, por cuenta propia o ajena, toda clase de actos, inclusive actos de dominio, contratos o convenios civiles, mercantiles, principales o de garantía, o de cualquier otra índole que estén permitidos por la Ley.

8. Corporación Geo no podrá llevar a cabo ningún tipo de negocios ni podrá contratar con sus accionistas ni con familiares de sus accionistas, así como tampoco con sus subsidiarias y/o afiliadas ni con los accionistas de éstas, sin la autorización previa del Consejo de Administración otorgada mediante resolución adoptada en una sesión de dicho Consejo.

Estrategia de Negocios

El objetivo de la Compañía consiste en proveer viviendas de alta calidad al menor precio posible, al tiempo que aumenta su participación de mercado nacional, maximizar la rentabilidad de su capital invertido y la generación de flujo libre de efectivo. De acuerdo con lo anterior y para lograr sus objetivos, la Compañía ha desarrollado la siguiente estrategia de negocios:

Enfoque al Mercado de la Vivienda Media, de Interés Social Alto e Interés Social Bajo. La Compañía ha atendido exclusivamente al mercado de la vivienda de interés social en México desde 1973 y pretende seguir concentrando sus operaciones en este segmento, sin embargo, el entorno económico desde el año 2000 ha sido propio para regresar al segmento de vivienda media y al segmento de vivienda de interés social alto. La Compañía continuará especializándose en desarrollos de vivienda media y de interés social alto mediante la inversión continua en tecnología y desarrollo, sistemas informáticos y capacitación que le permitirá mantener su liderazgo como desarrolladora de vivienda de interés social en México. La decisión de crecer hacia nuevos segmentos de mercado no sólo se fundamenta en las oportunidades propias

de entorno económico favorable y del regreso de la Banca Comercial y las SOFOLES para financiar vivienda del segmento medio, como se pudo observar durante el año 2001, sino también en aprovechar las ventajas competitivas de la empresa como la imagen de marca a escala nacional, su prestigio en términos de calidad, así como la experiencia en la innovación de diseños y nuevos productos. En el transcurso del 2001, Corporación Geo ha desarrollado nuevos conceptos de vivienda con el objeto de expandir sus operaciones, de manera competitiva y rentable, a los segmentos de vivienda de interés social alto, vivienda media, así como a la parte baja del interés social. Los segmentos de vivienda de interés social alto y medio, fueron desatendidos desde 1995, casi seis años de actividades limitadas. Para el año 2001 Corporación Geo espera los siguientes resultados derivados de esta diversificación de productos y segmentos de mercado:

?? La venta de más de 1,000 viviendas en las categorías de vivienda media e interés social alto en los estados de Morelos, Guerrero, Jalisco, Tamaulipas, Veracruz, Puebla, Querétaro y Ciudad de México, con precios que fluctúan desde $300,000 hasta $750,000, dependiendo de cada proyecto.

?? Las ventas provenientes de estos nuevos segmentos de vivienda, representarán aproximadamente un 10% de los ingresos de la empresa en el año 2001, con niveles de márgenes brutos entre 28% y 31%.

?? La firma de alianzas estratégicas con compañías como GMAC Hipotecaria, una de las compañías más prestigiadas en el mundo, para el financiamiento de capital de trabajo y otorgamiento de hipotecas a los clientes de Geo de vivienda media.

?? Adicionalmente, Corporación Geo también participará en este año en el segmento más bajo de interés social, con la comercialización de más de 1,500 casas PROSAVI-PROGRESIVA en los estados de Guerrero, Tamaulipas y Estado de México, con precios menores a los $165,000 y márgenes entre 23% y 25%.

Con la diversificación de productos de la empresa, aunados al segmento tradicional de GEO, la compañía se coloca en posibilidad de atender a un mercado potencial que abarca al 85% de la población económicamente activa de México. Existen muchas ventajas al diversificarse, entre ellas se encuentra el ofrecer un mayor rango de productos, posicionarse en nuevos mercados para aprovechar las oportunidades de crecimiento en la industria y finalmente, diversificar riesgos. Con la consolidación de la empresa iniciada en 1999, se han creado sólidas bases financieras y operativas para garantizar el éxito y la rentabilidad de las operaciones de la compañía en estos nuevos segmentos.

- ***Inversión en terrenos por parte de terceros (outsourcing).*** La estrategia de la Compañía consiste básicamente en la aportación de terrenos y/o urbanización por parte de dueños de terrenos o inversionistas. Esta estrategia se encuentra orientada a una disminución de la inversión en inventarios de terrenos y urbanización con el fin de liberar recursos y utilizarlos en otros procesos productivos, pagando éstos terrenos y/o urbanización hasta el momento en que se realiza la cobranza de las viviendas construidas en dichos terrenos.

- ***Administrar Eficientemente las Reservas Territoriales.*** La estrategia de reservas territoriales de Geo está diseñada para contar con la máxima flexibilidad, al usar en forma eficiente su capital de trabajo y lograr economías de escala mediante la producción continua de vivienda. Su política consiste en adquirir reservas territoriales, mediante compra directa o por asociación en participación, dependiendo de la evaluación que realice de las condiciones y oportunidades del mercado en un momento determinado. La Compañía estima que la propiedad directa de las reservas territoriales le ofrece flexibilidad operativa y mejor control de costos, en tanto que el uso de asociaciones en participación minimiza la cantidad de capital de trabajo invertido en terrenos. También procura adquirir terrenos ubicados en puntos estratégicos, a precios competitivos, y mantener reservas territoriales suficientes como para cubrir sus necesidades anticipadas de terrenos como mínimo para los próximos 24 a 36 meses de producción.

- ***Uso Eficiente del Capital de Trabajo.*** Debido a que el negocio de promoción y construcción de vivienda tiene altos requerimientos de capital de trabajo, Geo considera que la administración eficiente del mismo es crucial para su operación eficiente. Durante 1999, la administración de la Compañía centró sus esfuerzos en la consolidación de sus operaciones y en centrar el manejo financiero de la Compañía a una mayor generación de flujo libre de efectivo. Como un resultado de lo anterior, las cuentas por cobrar de la Compañía con relación a los ingresos pasaron de 67.1% en 1998 a 50.4% en 1999, lo cual significó una reducción aproximada en la cobranza de 2 meses de cartera. La administración procura reducir sus necesidades de capital de trabajo estableciendo niveles de producción acordes a la demanda de vivienda, minimizando el tiempo transcurrido entre la terminación de viviendas y la recuperación de los fondos provenientes de las instituciones de financiamiento hipotecario y mediante la planeación, construcción y venta de los conjuntos habitacionales por etapas, con el objeto de reinvertir los flujos generados por la cobranza de las viviendas correspondientes a las primeras etapas, en la construcción de etapas posteriores. Además de utilizar nuevos métodos de producción en ciertas áreas del país.

- ***Mantenimiento en la Participación de Mercado.*** La Compañía considera que gracias a su amplia experiencia en la construcción de viviendas, su acceso a diversas fuentes de financiamiento y su fuerza de mercadotecnia, le permiten estar bien posicionada para aprovechar el desarrollo de la promoción de vivienda en México. Se estima que tales factores deben permitirle, además, conservar su participación de mercado en términos del número de viviendas construidas y en la cantidad de compromisos de financiamiento hipotecario proporcionados por SHF, Infonavit, Fovissste y otras instituciones del sector de vivienda de interés social. A diciembre de 2001 Grupo GEO contaba con una participación del 10.0% dentro de su mercado de Interés Social de Infonavit y SHF.

- ***Desarrollo de Proyectos con Financiamiento Hipotecario.*** Históricamente, Geo ha mantenido buenas relaciones con diversas instituciones de financiamiento hipotecario, incluyendo fondos gubernamentales, instituciones de crédito y Sofoles. Debido a la limitada disponibilidad de financiamiento hipotecario para compradores de bajos ingresos, la estrategia de Geo es iniciar la construcción de sus desarrollos sólo después de que la Compañía reciba una carta compromiso de los proveedores de créditos hipotecarios, para hacer disponible el crédito a los compradores calificados.

- ***Diversificación de las Fuentes de Financiamiento.*** La estrategia de la Compañía en este sentido consiste en seguir diversificando sus fuentes de financiamiento con el fin de maximizar su base de clientes y asegurar un desarrollo financiero sano. Recientemente, la Compañía a través de ciertas de sus subsidiarias realizó la primera bursatilización de cuentas por cobrar en México para una empresa desarrolladora de vivienda. La administración considera que este esquema le permitirá contar con mejores costos de fondeo, otorgarle mayor flexibilidad financiera y mejorar su estructura financiera.

- ***Enfatizar la Calidad y Diseño de sus Viviendas.*** Geo continua empleando filosofías de planeación y diseño que enfaticen elevados estándares de construcción y calidad de vida para los compradores de sus viviendas. La administración de la Compañía considera que su habilidad para entregar viviendas de calidad superior a precios competitivos constituye una de sus ventajas competitivas más importantes. Dentro de los nuevos diseños utilizados por la Compañía se encuentran el de ?Vivienda Progresiva? para viviendas con opciones de crecimiento enfocada al sector de menores ingresos de la población y el de casas habitación en condominio (Town House), que actualmente sólo se utiliza en el Distrito Federal, para aprovechar una mayor densidad de vivienda, pues cada módulo consta de 2 casas dúplex de 2 niveles cada una (p. ej. 4 pisos).

Principales Inversiones

Hasta el 31 de diciembre de 1995, Geo poseía el 55% de las acciones de Copromoción y Servicios Inmobiliarios del Bajío, S.A. de C.V. (hoy Geo Querétaro, S.A. de C.V.), empresa dedicada a la promoción de vivienda de interés social que opera en las zonas de Querétaro y San Luis Potosí. En marzo de 1996, Geo

adquirió el 45% restante de las acciones para incrementar su tenencia accionaria en esta empresa a 99.99% (ver ?*Descripción del Negocio - Estructura Corporativa*?).

Adquisición de subsidiaria - Con fecha 1° de diciembre de 1998, Geo adquirió el 99.99% de las acciones representativas del capital social de Fabricaciones Civiles e Industriales de la Laguna, S. A. de C. V. mediante pago en especie de 1,078,422 acciones representativas del capital de social de Corporación Geo, a razón de $28.30 que es el precio de cotización de apertura que tiene la acción de Geo en el mercado de valores a la fecha de firma del contrato de compraventa y cuyo importe total es similar al valor contable de la subsidiaria adquirida. Los vendedores de las acciones acordaron un precio de venta de $30,519 por la totalidad de 10,499 acciones, esto es $2,906.88 pesos por cada acción.

En el mes de marzo de 2000, el Consejo de Administración decidió vender parte de sus acciones de GEO/BEAZER, por lo que disminuyó su participación en el capital de dicha empresa del 60% al 51%, quedando el 49% restante en poder de BEAZER. Posteriormente, en el mes de Junio, la administración de la compañía decidió terminar las operaciones de la empresa en dicha subsidiaria y liquidar su parte correspondiente

Descripción del Negocio

Actividad Principal

Corporación Geo es la empresa de vivienda líder en México y la más grande desarrolladora de vivienda de interés social en América, en términos de unidades vendidas. Geo es una empresa verticalmente integrada e involucrada en todos los aspectos de diseño, desarrollo, construcción, mercadotecnia, comercialización y entrega de conjuntos de viviendas de interés social y vivienda media en México. La empresa también participa en una asociación para construir vivienda en Chile en las ciudades de Santiago y Viña del Mar. A través de sus empresas subsidiarias posicionadas en las ciudades más dinámicas del país, Geo es el desarrollador de vivienda más diversificado geográficamente en México, operando en 33 ciudades dentro de 19 estados, cubriendo así más del 70% de la población del país. Adicionalmente, la marca "Casas Geo", es reconocida por 9 de cada 10 clientes potenciales, es "top of mind" en el mercado y la marca más reconocida de la industria de vivienda en el país. Con una participación de mercado del 10.0%, la empresa cuenta con una sólida reputación por sus diseños y su calidad, habiendo vendido más de 155,000 casas desde su inscripción en la BMV en las que actualmente viven más de 775,000 personas. El liderazgo de Corporación Geo se refleja también en sus volúmenes de producción, prácticamente duplicando en número de viviendas vendidas a sus más cercanos competidores. El éxito de Corporación Geo es el resultado de un dinámico modelo de negocio que le ha permitido alcanzar importantes tasas de crecimiento con riesgo financiero limitado. Durante los últimos 8 años, Geo ha sido consistentemente rentable y ha reportado crecimientos compuestos mayores a 25.0% en EBITDA en dólares. En el 2001, la compañía vendió 25,115 casas, generando ingresos por $4,710.1 millones de pesos (US $513.7 millones) y EBITDA por $1,015.5 millones de pesos (US $110.2 millones). Creada en 1973, las oficinas corporativas de Geo se encuentran en la Ciudad de México, y desde 1994 las acciones de la empresa cotizan en la Bolsa Mexicana de Valores bajo el símbolo de GEOB. Geo forma parte del selecto grupo de 36 emisoras dentro del Índice de Precios y Cotizaciones de la Bolsa Mexicana de Valores. El grupo de control de la empresa controla el 35% de la única serie de acciones de la Compañía y está formado por los ejecutivos que han dirigido las operaciones de la empresa desde su fundación. Geo está enfocada a la generación de valor para sus accionistas a través de una Sólida Estrategia de Crecimiento Rentable que provee Superior Calidad de Vida para todos sus clientes. Los proyectos de la Compañía varían en cuanto al número de viviendas desde 400 hasta 12,000 unidades, las cuales generalmente constan de dos pisos, en forma de casa o departamento de dos recámaras, dentro de un plan maestro para conjuntos habitacionales que generalmente incluyen instalaciones educativas, de esparcimiento y comerciales. Geo utiliza técnicas de diseño y construcción innovadoras, las cuales le han permitido reducir el tiempo de construcción y ofrecer viviendas de alta calidad a bajos precios. El precio de venta promedio de las viviendas entregadas por la Compañía durante 2000 fue de aproximadamente $208,455.

Desde el inicio de sus operaciones, la Compañía se ha posicionado como promotor de viviendas de interés social, realizando operaciones con el Infonavit. Durante el período comprendido entre 1973 y 1992, año en el cual el Infonavit reformó su ley orgánica, Geo promovía proyectos para el desarrollo de viviendas y obtenía contratos de diseño y construcción, principalmente. Por consiguiente, la mayor parte de las operaciones de Geo en ese período se abocaban a estas actividades como contratista del Infonavit y al desempeño de servicios adicionales, como la ubicación de terrenos adecuados y la construcción de infraestructura para proyectos de vivienda. En 1992, como parte de un plan integral para reformar la industria mexicana de vivienda, el Infonavit fue reestructurado para funcionar únicamente como proveedor de financiamiento hipotecario a trabajadores calificados, dejando los desarrollos y las demás actividades relacionadas al sector privado. Como resultado de esas reformas, la Compañía se consolidó como promotor de conjuntos habitacionales integrales. Debido a su experiencia previa en la promoción, diseño, construcción y comercialización, Geo ha podido aprovechar plenamente la reforma del Infonavit y se ha convertido en uno de los promotores de vivienda que utiliza el más alto volumen de créditos hipotecarios financiados por dicho Instituto.

Asimismo, la Compañía ha experimentado un fuerte crecimiento en el acceso a los créditos hipotecarios financiados por el SHF. Durante 2001, Infonavit, SHF y Fovissste proporcionaron el 64.4%, el 14.9% y el 5.6% respectivamente, del total de créditos hipotecarios para viviendas de interés social en México. Aproximadamente el 74% de las viviendas vendidas en México por Geo en 2001 fueron adquiridas por compradores con créditos hipotecarios del Infonavit, mientras que el restante 26% provino de financiamiento otorgado por SHF y Fovissste.

La Descripción de las Principales Operaciones se Enuncia a Continuación:

Adquisición de Terrenos. La Compañía tiene como objetivo el mantener una suficiente disponibilidad de terrenos para satisfacer los requerimientos estimados de proyectos de por lo menos 24 meses a 36 meses.

La Compañía ha desarrollado procedimientos específicos para adquirir terrenos y constantemente lleva a cabo análisis de mercados para determinar la demanda regional de vivienda de interés social. Para proceder a la compra de terrenos, la Compañía realiza una exhaustiva evaluación que incluye la situación legal del terreno, en donde se analiza: (i) la factibilidad de agua, drenaje y luz; (ii) vialidades; (iii) impacto urbano y ambiental; (iv) certificado y constancia de no afectación agraria; (v) suministro de agua; (vi) uso de suelo; (vii) densidades; y (viii) libertad de gravámenes. Adicionalmente, el proceso para la adquisición de la reserva territorial incluye: (i) el estudio de mercado que revele las preferencias del producto; (ii) la elaboración del anteproyecto para marcar las directrices de densidad, prototipos a edificar, infraestructura y urbanización del proyecto; (iii) la corrida financiera respectiva para determinar la rentabilidad en la inversión del terreno; (iv) las condiciones de compraventa del terreno; y (v) la autorización del Comité Ejecutivo de Corporación Geo. Una vez autorizada la compra del terreno, se procede a la escrituración del mismo y al pago de impuestos, dando seguimiento a los trámites relativos al traslado de dominio y a la inscripción en el Registro Público de la Propiedad.

Generalmente, Geo hipoteca los terrenos donde desarrollará sus proyectos para obtener los créditos puente para la construcción y desarrollo de cada proyecto. Los créditos se liquidan en el momento en que se escrituran las viviendas y, por tanto, se cancela la hipoteca o se substituye al acreedor.

Además de las compras directas, Geo tiene cuenta con la estrategia de "Outsourcing de Terrenos". En el año 2000, se concretó una alianza con GE Capital, para la adquisición de terrenos destinados al desarrollo de conjuntos habitacionales de interés social, hasta por un monto de U.S. $25 millones de dólares y con un plazo de tres años. Una tercera alternativa para la compra de terrenos es mediante pagos diferidos, sistema bajo el cual la Compañía realiza el pago de un enganche inicial por el terreno y negocia el saldo con el dueño del mismo, con plazos variables para su liquidación dependiendo de la negociación que se realice con cada propietario en lo individual. La estrategia de Geo consiste en dar seguimiento permanente a las condiciones del mercado y mantener una política flexible con respecto a la opción de comprar los terrenos directamente.

Ejecución del Proyecto Ejecutivo. La Compañía realiza una evaluación general del proyecto y define el plan maestro de obra que incluye: (i) la validación en costos de los prototipos a edificar; (ii) la siembra del conjunto en el terreno; (iii) el equipamiento general; y (iv) la revisión detallada del costeo del proyecto. Adicionalmente se inicia la elaboración del proyecto ejecutivo, el cual contempla: (i) el diseño de prototipos a edificar bajo la normatividad estatal y federal correspondiente; (ii) el despiece de muros y componentes del prototipo para su costeo y optimización de los prototipos a edificar; (iii) los planos secuenciales que indican la secuencia de obra; (iv) la siembra del conjunto en el terreno; (v) los proyectos de ingeniería urbana para urbanización interna e infraestructura; y (vi) el equipamiento general (escuelas, locales comerciales, unidad médica y espacios exteriores).

Gestión de la Promoción. Incluye la gestión de la compra de terrenos, conforme a lo mencionado anteriormente, así como la obtención de las licencias y trámites necesarios para el inicio, proceso y terminación de obras; la obtención de compromisos de créditos hipotecarios; la obtención de los créditos puente para capital de trabajo y el análisis de corridas financieras y flujo de efectivo.

Diseño. La Compañía utiliza técnicas de diseño y construcción propias, las cuales le han permitido reducir el tiempo de construcción y ofrecer viviendas de alta calidad a precios competitivos, constituyendo una de sus ventajas competitivas más significativas frente a sus competidores. La Compañía cuenta con varias familias de prototipos de viviendas, adaptados a las necesidades y requerimientos de cada localidad.

El equipo de planta de arquitectos e ingenieros de la Compañía complementa su capacitación y experiencia en diseño y funcionalidad urbana con extensos estudios sobre cuestiones sociales, económicas y ecológicas e investigación de mercado, incluyendo la demanda regional y preferencias del cliente.

Actualmente, la Compañía basa el diseño de sus proyectos habitacionales en un sistema sobre el cual tiene reconocimiento nacional e internacional: "La Morada" y "La Morada II". "La Morada" es un sistema de construcción integral basado en principios de diseño y construcción modular, el cual permite a Geo maximizar básicamente, el número de casas en condominio de dos niveles dentro de un área determinada. "La Morada II", es un proyecto realizado conjuntamente con la Universidad de Harvard, que inició su aplicación en 1996, basado en el mismo concepto de "La Morada", pero que contempla la posibilidad de crecimiento futuro en sus áreas de construcción. "La Morada" y "La Morada II", están diseñadas para controlar la calendarización, los costos y la calidad de la construcción a lo largo de las diferentes etapas del desarrollo de un proyecto habitacional. Con "La Morada", las casas en condominio de por lo menos dos habitaciones, baño, sala, comedor y cocina se construyen en claustros de 50 a 70 unidades, cada claustro tiene un área verde y estacionamiento de uso común, además de tener control de vigilancia y una administración organizada de los condóminos. Geo ha determinado que este tipo de diseño promueve el mantenimiento y cuidado de las áreas de uso común, además de cumplir con las preferencias de los clientes relativas al desarrollo horizontal comparado con las estructuras verticales de edificios altos. Además, las viviendas individuales tienen la flexibilidad de adaptación interna para adecuarse a las necesidades de cualquier familia y de poder ser ampliada por el propietario. Con los sistemas de "La Morada" y "La Morada II", Geo puede lograr la misma densidad habitacional que con desarrollos en edificios altos tradicionales, con estándares superiores que ofrecen mejor calidad de vida y seguridad a sus habitantes.

La administración de la Compañía considera que sus sistemas globales de diseño y planeación, los cuales reducen de manera importante los costos, constituyen unas de las principales ventajas competitivas de Geo. La Compañía continuamente invierte en investigación y desarrollo de sistemas de diseño y planeación. Adicionalmente, la Compañía invierte recursos en programas de investigación y desarrollo, así como en sistemas de diseño, construcción y tecnología para reducir los costos de construcción, lo que estima le ha permitido tener acceso a un segmento más amplio del mercado de la vivienda de interés social.

Ejecución de Obra y Construcción. La ejecución de obra incluye la revisión del proyecto ejecutivo, el desarrollo del plan estático (p.ej. talleres, rutas de tiempo y movimiento de maquinaria, el plan de obra general y ruta crítica) y del plan dinámico (p.ej. mano de obra, maquinaria, suministros de proveedores y suministros internos), el trazo general de la obra, la edificación, equipamientos e infraestructura y

urbanización. Asimismo, las oficinas corporativas de la Compañía dirigen los avances de trabajo entre el área comercial, área de producción y el área de titulación para coordinar el ritmo del negocio.

Las viviendas desarrolladas por Geo son construidas de mampostería reforzada con bloques de concreto y lozas formadas por paneles con aislamiento termoacústico integral y una capa de compresión de concreto colado en dicho lugar. La Compañía fabrica bloques de concreto en el sitio de la construcción resultando más económico, utilizando su propio equipo portátil y eliminando así muchos problemas de abastecimiento y transporte. Adicionalmente, Geo prefabrica otros componentes tales como escaleras, registros, lavaderos, adoquines y sistemas de plomería, que son transportadas al lugar de la construcción. La administración de la Compañía considera que la tecnología de prefabricación reduce significativamente los costos y tiempos de construcción, permitiendo a Geo consolidar su posición en el mercado.

A partir de 1999, Geo instituyó en sus procesos de construcción el concepto de "Fábrica de Casas", el cual consiste en realizar una producción continua de grupos de vivienda, semejando a una fábrica. La administración de la Compañía considera que mediante este proceso le permite: (i) disminuir los tiempos de titulación de las viviendas y su cobranza; (ii) disminuir el apalancamiento y tiempos de uso de créditos puente; (iii) disminuir considerablemente la ciclicidad en ventas; incrementar la rapidez en la producción de vivienda; y (v) optimizar los recursos financieros, humanos y materiales. A partir de 1999 la empresa ha incursionado en otras técnicas de producción enfocadas a producir en menores plazos y con mayor calidad.

Seguimiento y Control de Obra. El departamento de obra de cada una de las subsidiarias de Corporación Geo se encarga de dar cumplimiento y seguimiento a los programas establecidos en tiempo y costo, conforme al plan maestro de obra. Asimismo, las áreas administrativas dan seguimiento a los programas de flujo, el departamento de control de calidad verifica el cumplimiento de los estándares establecidos y el área de diseño vigila el cumplimiento al proyecto y soluciona imprevistos.

Seguros Sobre la Construcción. Al contratar un crédito puente hipotecario para la construcción, la Compañía se ve obligada a contratar un seguro de obra civil en construcción por los daños que pudieran sufrir los inmuebles hipotecados, que ampare fenómenos naturales, huelgas y alborotos populares, naves aéreas y vehículos, y daños causados directamente por la Compañía en el curso de la ejecución de las operaciones llevadas a cabo con el propósito de dar cumplimiento a sus obligaciones, entre otros, por una suma igual al valor que se estime por la parte destructible de los inmuebles hipotecados o del valor de las construcciones y elementos accesorios. Este seguro estará vigente durante el tiempo en que permanezca insoluto el adeudo, sea en todo o en parte. La suma asegurada de daños será ajustada cada 6 meses a partir de la fecha de firma del contrato de compraventa. En los contratos derivados por la contratación de un crédito hipotecario queda entendido que en las pólizas de seguro respectivas se designará como primer beneficiario a la institución que proporciona el financiamiento. La vigencia del seguro es la misma vigencia del crédito puente hipotecario.

Fianzas a Estados y Municipios. La Compañía paga dos tipos de fianzas para la realización de sus actividades: (i) fianza por cada proyecto a favor del gobierno de cada estado para garantizar el cumplimiento de terminación de los trabajos de urbanización y equipamiento, la cual puede ser desde el 30% hasta el 100% del costo de obra de la urbanización y equipamiento dependiendo de las regulaciones de cada estado; y (ii) fianza por cada proyecto a favor de cada municipio para garantizar el correcto funcionamiento de las obras de urbanización y equipamiento, la cual puede ser desde el 10% hasta el 30% del costo de obra de la urbanización y equipamiento dependiendo de las regulaciones de cada estado y su vigencia puede llegar hasta 2 años después de la terminación de las obras descritas.

Materiales y Proveedores; Mano de Obra. Parte de la estrategia de Geo para mantener el costo bajo de sus viviendas, consiste en ejercer un control estricto de los costos de los materiales de construcción y mano de obra.

Geo contrata a los principales proveedores de materiales básicos utilizados en la construcción de unidades habitacionales, incluyendo cemento, bloques, ventanas, puertas y tejas de techo, así como diversos proveedores menores para los materiales de construcción adicionales requeridos. La Compañía tiene

convenios a largo plazo con proveedores de cemento, teja y poliestireno, así como con proveedores de ventanas, puertas y tejas, y ha celebrado contratos a corto plazo para el suministro de materiales adicionales, según sean requeridos con base en criterios de las necesidades para determinados proyectos habitacionales. Además de los materiales básicos de cemento, acero y los materiales de sus componentes prefabricados, Geo adquiere materiales complementarios de proveedores locales ubicados cerca de los sitios de construcción de sus proyectos habitacionales.

La Compañía contrata mano de obra local de cada región en la medida en que se requiera en los proyectos de vivienda específicos, adicional al personal con experiencia de Geo que ocupa puestos de supervisión y mano de obra debidamente entrenada en el sistema. En años anteriores, la Compañía no ha experimentado retrasos significativos en los proyectos construidos debido a escasez de materiales o problemas laborales.

Servicio al Cliente y Garantía. El departamento de servicio al cliente de cada subsidiaria de Corporación Geo participa en la inspección del control de calidad de preventa, así como en la atención de las necesidades de postventa de los clientes. Previo a la venta, cada unidad es inspeccionada por personal de servicio al cliente y Geo realiza cualquier tipo de reparación requerida. La administración de la Compañía considera que la participación del personal de servicio al cliente durante la construcción de la misma reduce los costos de reparación en la postventa y proporciona una mayor satisfacción al cliente con la calidad del producto y con la atención que se le brinda.

La Compañía proporciona una garantía de tres meses que cubre algunos defectos en los sistemas eléctricos y de plomería de las viviendas (excepto los defectos en aparatos, accesorios y equipo) y una garantía de un año que cubre vicios ocultos. La Compañía establece una reserva de aproximadamente el 0.5% del precio de venta de la vivienda para cubrir gastos de garantía y servicio. La experiencia de Geo es que tales gastos de garantía generalmente se ubican dentro de la cantidad establecida para dicha reserva.

Financiamiento al Cliente. La Compañía no proporciona crédito hipotecario a sus clientes pero gestiona y tramita por ellos la obtención del mismo.

En el caso de las viviendas para las cuales la Compañía ha recibido un compromiso del Infonavit y Fovissste, Geo localiza clientes potenciales elegibles y tramita, por cuenta de éstos, los créditos hipotecarios en cuestión. La Compañía presenta la solicitud y documentación necesaria al proveedor de créditos hipotecarios y, en caso de ser aprobada, celebra un contrato de compraventa con el cliente. Las viviendas para las cuales la Compañía haya recibido compromisos para proporcionar financiamiento hipotecario del Infonavit y Fovissste a compradores calificados, se deberán vender a los participantes del Infonavit y Fovissste, aunque en ciertas circunstancias Geo puede reubicar dichas viviendas.

En el caso de los conjuntos habitacionales para los cuales Geo ya recibió un compromiso de SHF, la Compañía localiza un comprador calificado y tramita, por cuenta de éste, el crédito hipotecario. Geo recibe una carta de intención de compra, por parte del comprador, y entrega la solicitud de financiamiento y documentación necesaria a la Sofol o a la institución de crédito que otorga el crédito hipotecario, que a su vez es responsable de la aprobación del crédito del comprador. En caso de ser aprobada la solicitud, la Compañía celebra un contrato de compraventa con el cliente.

El enganche que el cliente tiene que pagar es la cantidad igual a la diferencia entre el precio de venta de la vivienda y la cantidad del crédito hipotecario que se le aprueba. Generalmente, al momento de la venta, se establece un calendario de pagos entre la Compañía y el cliente de tal manera que el enganche sea totalmente cubierto al momento de la entrega.

Adicionalmente, la Compañía lanzó en el año 2000 un nuevo concepto denominado "Geofácil" el cual tiene como objetivo generar ventas de corto, mediano y largo plazo. Bajo este esquema los clientes integran el pago de su enganche de acuerdo a su capacidad de pago a plazos de entre 6 y 36 meses con la garantía de que, si durante el plazo estipulado mantienen su perfil de crédito, la Sofol correspondiente garantiza el otorgamiento del crédito hipotecario. El importe de estos pagos es invertido en un fondo de inversión a nombre de cada cliente, a mayores tasas de rendimiento que las que obtendrían los clientes por otro posible

medio de inversión. Los rendimientos obtenidos se consideran parte del enganche y, por tanto, reducen el plazo real en el cual el cliente integra el mismo. Por otra parte, con este esquema se ataca también el segmento de la economía informal, el cual no es atendido por las instituciones de crédito tradicionales. Para estos efectos se han firmado convenios con las Sofoles en los cuales, si dichos clientes cumplen puntualmente con su pago de enganche (el cual deberá ser por un importe equivalente a la mensualidad que pagarían una vez obtenido el crédito hipotecario), durante un plazo previamente establecido, serán sujetos al otorgamiento de un crédito hipotecario.

Canales de Distribución

Mercadotecnia y Ventas. La Compañía vende sus viviendas por medio de un equipo de mercadotecnia y ventas a nivel Nacional integrado por 780 personas, empleadas por las subsidiarias, quienes trabajan sobre la base de sueldo más comisiones.

Geo inicia sus actividades de mercadotecnia simultáneamente al comenzar un desarrollo habitacional. Las oficinas de ventas de cada subsidiaria incluyen cuatro departamentos principales: un departamento de información para clientes potenciales, un departamento de ventas, un departamento de titulación y un departamento de relaciones con el cliente (postventa), encargado de entregar físicamente la unidad al propietario, atender y supervisar la corrección de cualquier reclamación por parte del cliente y de instituir y organizar las asociaciones de condóminos dentro de cada desarrollo, así como de entregar a la asociación todas las áreas comunes.

La Compañía mantiene un presupuesto para publicidad y promoción, el cual representa aproximadamente el 2.0% del costo de cada proyecto. Geo normalmente diseña, construye, amuebla y decora una casa muestra para cada proyecto y mantiene una oficina de ventas en el sitio, al igual que una oficina de ventas central en cada área regional de operación. Además, la Compañía también comercializa sus unidades habitacionales por medio de la presentación de venta en grupo a los trabajadores de empresas en general, a través de cámaras y confederaciones de la iniciativa privada, así como organizaciones laborales.

Con el objeto de promover la captación de un mayor número de clientes, en 1996 se introdujo el concepto de "Macrocentros de Venta", mismos que realizan las actividades de información, promoción y titulación. Actualmente, Geo opera 8 "Macrocentros de Venta", localizados en el Valle de México, Tampico, Acapulco, Veracruz, Puebla, Jalisco y Monterrey . Dichos "Macrocentros de Venta" cuentan con una capacidad para atender a 320,000 personas en promedio de forma anual.

El concepto de "Macrocentros de Venta" permite a los clientes observar la calidad de las viviendas y los diferentes prototipos de viviendas adecuados a la capacidad y gustos particulares del cliente, incentivando fuertemente el interés a comprar una vivienda.

Patentes, Licencias, Marcas y Otros Contratos

La Compañía utiliza las marcas comerciales siguientes, que aún no se encuentran registradas: ?Casas Geo?, para las viviendas que desarrolla y ?Geofácil?, para el programa de pago de enganches anteriormente descrito.

Los contratos relevantes que ha firmado la compañía en los últimos tres años son los siguientes:

Convenio de Colaboración GEO-Infonavit: Convenio mediante el cual INFONAVIT y GEO unen esfuerzos para delinear los términos, condiciones y mecánica de operación del programa "Geofácil", con la finalidad de dotar a los derechohabientes del INFONAVIT de un instrumento que les permita acceder a un crédito para adquisición de vivienda al amparo del Programa "BINOMIO AHORRO HOGAR". Para estos efectos el Infonavit asignó 6,000 créditos, que podrán ser ejercidos por derechohabientes del INFONAVIT que se adhieran al programa "Geofácil" durante los siguientes 3 años. El ahorro que generen los derechohabientes del

INFONAVIT en el ejercicio de éstos créditos será de 2,000 por año. El Programa "BINOMIO AHORRO HOGAR" tiene la finalidad de beneficiar mediante el otorgamiento de un crédito, a derechohabientes que durante un plazo establecido realicen ahorros, con el objeto de potenciar los recursos del Infonavit. Este acuerdo tiene vigencia indefinida.

Convenio de Colaboración "CONCAMIN" – GEO: En este convenio GEO se compromete a promover y hacer el seguimiento necesario para la firma de un convenio de colaboración CONCAMIN-INFONAVIT, con el propósito de obtener un paquete de 10,000 créditos para vivienda, a través del Programa "BINOMIO AHORRO HOGAR" actualmente existente en el INFONAVIT. Para la realización de este convenio CONCAMIN se compromete a reconocer a GEO como su representante y facultarlo para promover 6,000 créditos de los 10,000 que autorice en INFONAVIT, así como facilitarle a GEO la comunicación ante las empresas o patrones asociados a la Cámara.

Convenio de GEO con varias empresas relacionadas al sector de la construcción:

Cemex: Acuerdo de desarrollo tecnológico, condiciones preferenciales de precio y crédito; asesoría y capacitación y publicidad compartida.

Polioles: Acuerdo de desarrollo tecnológico para el diseño y producción de bovedilla de poliestireno, asesoría y capacitación y condiciones preferenciales de precio y crédito.
Lamosa: apoyo tecnológico, y capacitación; condiciones preferenciales de precio y crédito.
Industrial Bloquera Mexicana: Desarrollo de productos, condiciones preferenciales y de precio y capacitación.
Mexicana de Laminación: Asesoría técnica, desarrollo de productos y condiciones preferenciales de precio.
Ventanas de Aluminio Valsa: Desarrollo de productos, capacitación y condiciones de precio.
Cuprum: Desarrollo de producto, capacitación y condiciones de precio.
Eureka y Mexalit: Desarrollo de producto, condiciones de precio, instalación y capacitación así como asesoría técnica.
Grupo Collado: Condiciones preferenciales de precio y crédito en cuanto a la Varilla y Aceros

Principales Clientes

Este concepto no aplica porque GEO no tiene ningún cliente que represente el 10% ó más de las ventas consolidadas. Por lo tanto, la pérdida de un cliente no representa ningún riesgo financiero para la compañía.

Legislación Aplicable y Situación Tributaria

Generalidades. Muchos aspectos de las operaciones de la Compañía están sujetos a regulaciones federales, estatales y municipales. En general, las actividades de la Compañía en México están sujetas a: (i) la Ley General de Asentamientos Humanos, que rige el desarrollo urbano, la planeación y la zonificación. Los gobiernos estatales por mandato constitucional tienen, a su vez, la facultad de promulgar leyes de desarrollo urbano en sus áreas de competencia; (ii) la Ley Federal de Vivienda, que norma la coordinación entre las entidades federativas y los municipios, por un lado, y el sector privado por el otro, a fin de operar el sistema nacional de vivienda con el objeto de establecer y regular la vivienda de interés social; (iii) las Leyes de Desarrollo Urbano del Distrito Federal y de los Estados; (iv) los Reglamentos de Construcción y de Zonificación del Distrito Federal y de los diferentes Estados, que rigen la construcción de viviendas y las bases para la zonificación, incluyendo los permisos y las licencias correspondientes; (v) los planes de desarrollo urbano estatales o municipales que determinan la zonificación local y los requerimientos del uso de suelo; y (vi) la Ley del Infonavit, que establece que el financiamiento para la construcción sólo se otorgue a constructoras registradas ante el Infonavit que participen en un proceso de licitación pública.

Normatividad Ambiental. Las operaciones de la Compañía están sujetas tanto a la Ley General del Equilibrio Ecológico y la Protección al Ambiente y a sus reglamentos, así como a la Ley de Aguas Nacionales y su reglamento (las "Leyes Ambientales"), con respecto a asuntos de competencia federal, como son el impacto ambiental de nuevos asentamientos humanos, la protección de especies en peligro de extinción, los residuos peligrosos, la emisión de humos y polvos, la contaminación del suelo, el suministro de agua nacional y descargas a cuerpos de agua nacional. La aplicación de las Leyes Ambientales es responsabilidad de la Secretaría de Medio Ambiente, Recursos Naturales y Pesca a través del Instituto Nacional de Ecología, la Procuraduría Federal de Protección al Ambiente y la Comisión Nacional del Agua. Las leyes y reglamentos ambientales estatales y municipales (las "Leyes Ambientales Locales") regulan los asuntos locales como el suministro de la red local de agua, las descargas a los sistemas de drenaje estatales o municipales. En general, el impacto ambiental de los conjuntos habitacionales debe ser aprobado por las autoridades ambientales locales a fin de obtener los permisos de uso de suelo y construcción. Las infracciones a las Leyes Ambientales y las Leyes Ambientales Locales están sujetas a diversas sanciones que, dependiendo de la gravedad de la infracción, pueden consistir en (i) multas; (ii) arresto administrativo; (iii) clausura temporal o definitiva, total o parcial; (iv) suspensión o revocación de concesiones, licencias, permisos o autorizaciones.

Adicionalmente, en los casos previstos en el Código Penal Federal y los Códigos Penales Estatales, puede incurrirse en la comisión de delitos ambientales y en la aplicación de las sanciones respectivas.

Situación Tributaria.

La Compañía y sus subsidiarias causan el impuesto sobre la renta e impuesto al activo en forma consolidada en la proporción en que la compañía controladora es propietaria de las acciones con derecho a voto de las subsidiarias. A partir del 1° de enero de 1999, los resultados fiscales de la subsidiaria se consolidan al 60% de la proporción antes mencionada. Los pagos provisionales de impuesto sobre la renta e impuesto al activo tanto de la compañía controladora como de sus subsidiarias se realiza como si no hubieran optado por la consolidación fiscal.

A partir de 1999, la tasa del impuesto sobre la renta aumenta del 34% al 35%, con la obligación de pagar el impuesto cada año a la tasa del 30% (transitoriamente 32% en 1999) y el remanente al momento en que se distribuyan las utilidades.

Corporación Geo no cuenta con beneficios fiscales especiales derivados de su actividad o del sector.

Recursos Humanos

Al 31 de diciembre de 2001, la Compañía empleaba a 3,132 empleados de planta, de los cuales 44 eran personal ejecutivo. El número de trabajadores eventuales contratados por la Compañía, varía substancialmente y depende en gran medida del nivel de actividades de construcción de Geo, y fue de aproximadamente 7,247, mismos que eran sindicalizados. La Compañía mantiene buenas relaciones con sus empleados y nunca ha tenido conflictos o huelgas.

Las relaciones laborales con los trabajadores de la construcción se rigen por contratos colectivos de trabajo que se limitan a la duración del proyecto para el cual se les contrata. Estos contratos permiten modificar el número de trabajadores conforme se van terminando determinadas tareas, sin necesidad de indemnización y están sujetos a revisiones periódicas durante el transcurso del proyecto.

La Compañía mantiene programas de capacitación permanentes para todo su personal, orientados a la enseñanza y actualización en técnicas de producción, de ventas y de administración, principalmente.

La Compañía proporciona las prestaciones de ley que incluyen seguro social, aportación al fondo de ahorro para el retiro, aportación al Infonavit, PTU y vacaciones pagadas. También brinda a sus funcionarios ciertas prestaciones adicionales, como seguro de vida y seguros de gastos médicos mayores.

En 1997, se aprobó la adopción de un plan de incentivos mediante la emisión de 5.0 millones de acciones Serie "B" de la Compañía, de las cuales 3.6 millones fueron distribuidas a todos los empleados de la Compañía a través de obligaciones quirografarias forzosamente convertibles en acciones, teniendo por objeto alinear los intereses de los empleados con los de los accionistas de la Compañía y estimular a su personal para alcanzar los objetivos estratégicos y así continuar experimentando un nivel de crecimiento productivo.

En 2001 la Asamblea General de Accionistas aprobó la emisión de hasta 60.6 millones de obligaciones quirografarias necesariamente convertibles en acciones, a fin de implementar una medida preventiva en caso de que hubiera una "Toma Hostil" que interrumpiera la continuidad de las operaciones de la compañía. Así mismo, esta emisión serviría para continuar con el plan de Bonos e Incentivos a Empleados, aprobado por la Asamblea de Accionistas de la empresa en 1997. De las 60.6 millones de acciones emitidas y que permanecerán en la tesorería de la empresa, 50 millones solamente se suscribirían ante el evento de un intento de "Toma Hostil". Por su parte, las restantes 10.6 millones se utilizarán para hacer frente a los incentivos pasados, presentes y futuros para ejecutivos y empleados; Es decir, esta resolución de la asamblea no causa dilución para los accionistas, el número de acciones en circulación de la empresa permanece en 100,472,530.

Información del Mercado

Panorama General. La Compañía considera que la relativa juventud y los bajos ingresos de la población mexicana en general, además de la tasa de crecimiento de la población, contribuirán a una mayor demanda de vivienda de interés social. Aunque el mercado de vivienda de interés social en México ha crecido y tiene probabilidades de continuar con su expansión como resultado de dicha tendencia demográfica, existe una importante escasez de vivienda en el país.

Por otra parte, el mercado de vivienda de interés social en México se ha caracterizado por una significativa y limitada disponibilidad de financiamiento hipotecario para los trabajadores de bajos ingresos. El escaso financiamiento hipotecario, aunado a un crecimiento histórico poblacional muy rápido, ha traído como consecuencia un marcado déficit de vivienda de interés social. La Sedesol ha estimado que México experimenta un déficit aproximado de 6 millones de viviendas, adicionalmente se estima que, del parque habitacional existente, aproximadamente el 50% corresponde a viviendas que son inapropiadas (por ejemplo: de lámina, cartón, madera, etc., o las que requieren reparación o reposición). El déficit de vivienda de interés social se intensifica por el alto índice de crecimiento poblacional en las zonas urbanas, por el alto porcentaje de personas que se incorporan a la fuerza de trabajo y a la formación de nuevas familias. La Compañía considera que la demanda de vivienda de interés social junto con las políticas gubernamentales diseñadas para incrementar la disponibilidad de financiamiento hipotecario podrán incrementar la producción de vivienda de interés social en el futuro.

Las viviendas de interés social construidas por promotoras de conjuntos habitacionales generalmente se venden con financiamiento hipotecario. Estas viviendas están construidas con permisos oficiales, cuentan con todos los servicios urbanos y su terreno está registrado y escriturado al comprador. A fin de construir estas viviendas, las promotoras deben tener los terrenos adecuadamente delimitados, la infraestructura instalada, el financiamiento comprometido y el título de propiedad arreglado.

El mercado de viviendas construidas por promotoras depende de la disponibilidad de financiamiento hipotecario para el consumidor. Este mercado está altamente fragmentado y la mayoría de las promotoras operan localmente. La Compañía considera que sólo cerca de 10 promotoras, incluyendo a Geo, tienen una presencia importante abarcando aproximadamente el 30.0% del mercado formal de vivienda de interés social en su conjunto. El restante son pequeños constructores que anualmente construyen de 5 a 50 viviendas.

Fuentes de Financiamiento para la Vivienda de Interés Social. Una parte fundamental en el mercado de la vivienda de interés social es la existencia de recursos para el otorgamiento de créditos hipotecarios destinados a la compra de ese tipo de vivienda. Actualmente los principales proveedores de créditos

hipotecarios de interés social en México son el Infonavit y el SHF. En 2001, del total de créditos hipotecarios proporcionadas por el Infonavit, SHF, y el Fovissste el 9.0%, 13.74% y el 7.2% respectivamente, fueron otorgadas a clientes de la Compañía. Durante 2001 el Infonavit proporcionó un total de 205,115 créditos hipotecarios, la SHF proporcionó 47,500 y el Fovissste 18,000.

Infonavit. El Infonavit fue creado en 1972 por decreto publicado en el Diario Oficial de la Federación y es administrado por el Gobierno Federal, los sindicatos y el sector empresarial, como un fondo de vivienda en beneficio de los trabajadores. Como parte de la política del Gobierno para incrementar la oferta de vivienda de interés social y crear una economía abierta de mercado, Infonavit reformó su ley orgánica en 1992 para convertirse en una verdadera entidad de ahorro-préstamo, actuando solamente como un proveedor de créditos hipotecarios. Al otorgar créditos hipotecarios únicamente a empleados calificados, la salida del Infonavit del sector de desarrollo estimuló la actividad del sector privado. Al 31 de diciembre de 2001, el Infonavit contaba con aproximadamente 9.0 millones de derechohabientes, y a lo largo de su historia se estima ha proporcionado un total de 2.4 millones de créditos hipotecarios que han beneficiado a más de 12 millones de habitantes.

Desde su reforma en 1992, Infonavit ha operado primordialmente como un proveedor de créditos hipotecarios. Actualmente el Infonavit ofrece cuatro diferentes líneas de crédito. Bajo la Línea II, Infonavit otorga créditos hipotecarios a derechohabientes calificados que compran vivienda terminada. Infonavit además solicita propuestas para proyectos de vivienda para ser desarrollados bajo el programa Línea II y tras la aprobación de un proyecto, establece un acuerdo con el desarrollador mediante el cual éste se compromete a desarrollar y construir el proyecto y vender las viviendas a derechohabientes del Infonavit. Asimismo, el Instituto confirma al promotor, que ofrecerá créditos hipotecarios a derechohabientes calificados localizados por este último. Bajo las líneas de crédito adicionales del Infonavit, un derechohabiente calificado recibe un crédito hipotecario para construir en terrenos del propio derechohabiente (Línea III); reparación, ampliación o mejoras de habitaciones de una vivienda existente (Línea IV); o pago de deuda incurrida por la construcción, adquisición o remodelación de una vivienda (Línea V). La línea II constituye la mayor parte de las actividades del Infonavit, representando para los créditos otorgados en 2001, aproximadamente el 89.1% del total.

En agosto de 1999 se publicó la reglamentación para la aplicación del ?Numeral 23?, que consiste en que el Infonavit podrá otorgar a los promotores un pago parcial hasta por el 50% del monto del crédito otorgado a *los derechohabientes, a cuenta del precio de venta de la vivienda, en una exhibición que se realizará cuando* la vivienda alcance un avance de obra mínimo del 65%.

Un derechohabiente califica para un crédito de Infonavit de acuerdo con un sistema de puntuación. Los puntos se asignan por ingresos, edad, número de aportaciones bimestrales a favor del trabajador, dependientes económicos y saldo que mantenga el trabajador en su cuenta del Sistema de Ahorro para el Retiro (?SAR?), entre otros. Infonavit publica una tabla cada 2 meses con los puntos requeridos para obtener un crédito en cada región del país. La política actual asigna el mayor puntaje a aquellos trabajadores que tienen suficientes ingresos para pagar el préstamo en el curso de su vida de trabajo restante, incluyendo el ahorro voluntario que decida aplicar el trabajador para reducir el monto máximo de crédito. Los criterios para el otorgamiento de puntos pueden cambiar y ser modificados a discreción del Instituto.

Los fondos del Infonavit provienen de dos fuentes: (i) de las aportaciones patronales del 5% sobre el salario integrado de los trabajadores del sector empresarial; y (ii) de la recuperación de la cartera de los créditos otorgados, que en el presente año se ha agilizado en forma importante. Un crédito de Infonavit se denomina en pesos, se determina en veces salario mínimo y puede ser hasta por el 100% del valor de la vivienda (más los gastos administrativos asociados con el préstamo), a una tasa de interés que fluctúa entre el 4.0% y el 9.0% anual. El valor máximo del crédito que se le otorga a un derechohabiente calificado para que adquiera una vivienda puede ser de hasta $ 384,408, sin embargo, en algunas localidades como el D. F., el monto puede llegar a ser de hasta $ 448,476. El plazo del préstamo es de hasta 30 años y la amortización se hace por una deducción directa de nómina, misma que se compone de la deducción del 25% realizada por el patrón directamente de la nómina del acreditado y la aportación obligatoria del 5% de

su salario. En caso de que el acreditado pierda su empleo, el Infonavit otorga un año de gracia para hacer pagos y posteriormente el acreditado tendrá que hacer pagos directos al Infonavit en los mismos montos que antes se deducían de su sueldo. El desarrollador no tiene responsabilidad alguna respecto de los créditos hipotecarios otorgados por el Infonavit.

SHF. El SHF fue creado en 1963 por el Gobierno Federal, a través de la Secretaría de Hacienda y Crédito Público (?SHCP?), como un fideicomiso en el Banco de México para promover la construcción de la vivienda para familias de recursos limitados. Su objetivo consiste en otorgar financiamiento hipotecario a compradores calificados por medio de instituciones de crédito y Sociedades Financieras de Objeto Limitado ("Sofoles") que administran el otorgamiento, operación y cobranza de créditos hipotecarios. Las Sofoles y las instituciones de crédito, operaban al 31 de diciembre de 2001, aproximadamente el 95.0% y 5.0%, respectivamente del programa SHF. SHF obtiene su fondeo con recursos del Banco Mundial, el BID, créditos del Gobierno Federal y de la recuperación de su cartera. El financiamiento hipotecario de SHF está disponible para varios segmentos del sector, representado por viviendas cuyo valor fluctúa entre 46,750 Udis y 500,000 Udis.

Los préstamos hipotecarios de SHF pueden ser hasta por un monto igual al 80-90% del valor de la vivienda, plazos de hasta 25 años y se encuentran dirigidos mayoritariamente a personas que obtienen ingresos que fluctúan entre 2 y 9 salarios mínimos mensuales. Los préstamos se estructuran con tasas reales. Los pagos mensuales se ajustan con las variaciones del salario mínimo y representan entre el 25% y el 30% de los ingresos mensuales del acreditado. La Sofol o la institución de crédito operadora requiere que los acreditados paguen un enganche, que fluctúa entre 10% y 20% dependiendo del tipo de vivienda, y que es igual a la diferencia entre el monto del crédito hipotecario y el valor de la vivienda.

SHF generalmente ofrece créditos hipotecarios a compradores de viviendas nuevas en desarrollos inmobiliarios. La solicitud de un crédito SHF es iniciada por el desarrollador de vivienda, quien a su vez realiza la solicitud ante una institución de crédito o una Sofol, con el fin de obtener en su caso, una aprobación técnica para un proyecto de vivienda y una carta de intención respecto de la operación de los créditos SHF. Al recibir la aprobación técnica y la carta de intención, el desarrollador participa en una subasta a sobre cerrado y ofrece una puja que representa la cantidad que el desarrollador pagará a SHF por *los derechos de crédito a ser utilizados por los compradores. Las subastas de SHF se realizan* aproximadamente cada 2 meses. El desarrollador obtiene financiamiento para la construcción a tasas de mercado (generalmente del mismo intermediario que expidió la carta de intención) y simultáneamente comienza su venta. La institución de crédito o la Sofol es responsable de evaluar la solvencia del acreditado final y otorgar los préstamos. Una vez terminada la vivienda y entregada al comprador, la institución de crédito o la Sofol paga el valor unitario de la vivienda al desarrollador menos el enganche y los gastos de escrituración. La institución de crédito o la Sofol recibe fondeo de SHF y otorga el crédito. Con la excepción de una garantía para la reparación de fallas técnicas y vicios ocultos en la construcción, hasta por un plazo de 3 meses contados a partir de la escrituración, el desarrollador no tiene compromiso alguno respecto del préstamo y del cliente.

La institución de crédito o la Sofol es responsable de evaluar la solvencia del acreditado y asume el riesgo de los créditos hipotecarios individuales, aunque el SHF absorberá 50% de los gastos y costos legales derivados del cobro o ejecución de los créditos hipotecarios vencidos. El posible comprador debe demostrar un ingreso mínimo igual a cuatro veces el monto de sus pagos mensuales derivados del crédito hipotecario. A la terminación y entrega de la vivienda al comprador, la institución de crédito o la Sofol le pagarán al desarrollador el crédito neto. Aunque la institución de crédito o la Sofol asume el riesgo del crédito hipotecario, en el caso de quedar un saldo pendiente al término del plazo de 30 años para pagar el crédito hipotecario, el SHF asume la responsabilidad de finiquitarlo.

La SHF modificó su nombre y algunos de sus atributos a raíz de la necesidad creciente por créditos hipotecarios. Como parte de las reformas que se hicieron a sus estatutos sociales están el poder emitir deuda, el poder comprar títulos de deuda y fungir como aval para emisiones privadas de las SOFOLES. Estas dos reformas le permitirán a la SHF aumentar de manera importante el número de créditos que se podrán otorgar con el fin de alcanzar las metas de vivienda del presente Gobierno.

Fovissste, es un fondo de pensiones creado en 1972. Está conformado por el gobierno y los sindicatos gubernamentales y su función principal es la de proveer de créditos a los trabajadores del estado. Estos últimos aportan el 5% de sus sueldo con pago para este fin. Los créditos que esta institución aporta llegan hasta el 90% del valor a financiar, y el 10% restante es un enganche que el cliente tiene que aportar forzosamente. El monto máximo de crédito que un derechohabiente puede obtener es aproximadamente de $ 417,600. Los créditos que se le otorgan a los derechohabientes varían en función de su antigüedad, número de dependientes económicos, salario, etc.

Competencia. El sector de la vivienda en México está sumamente fragmentado y en la actualidad existe un gran número de empresas que prestan servicios de construcción de conjuntos habitacionales. La mayor parte de ellas construyen proyectos de no más de cinco viviendas cada uno. Debido a la escasez de financiamiento hipotecario y préstamos para la construcción de vivienda, muy pocas empresas han podido alcanzar un tamaño considerable y desarrollar economías de escala significativas. La administración estima que la Compañía es el desarrollador de vivienda de interés social más grande de México y América Latina en cuanto a unidades vendidas.

El mercado principal en el que participa Geo es el de la vivienda de interés social para personas de bajos ingresos, este mercado está enmarcado principalmente por cuatro puntos que son: Parque Habitacional, Demanda, Oferta y disponibilidad de hipotecas.

Parque Habitacional: De acuerdo con el recuento de 2000 del INEGI, el parque habitacional está conformado de la siguiente manera, (i) 64% de las viviendas están construidas de concreto y el restante 36% con lámina, madera, cartón, etc. (ii) El 78% de las viviendas son propias y el 22% restante son rentadas o en otras condiciones y (ii) el promedio de habitantes por vivienda es de 4.2 y se estima un déficit de aproximadamente 6 millones de unidades.

Demanda: Se estima que el 73% de la población requiere de vivienda nueva o substituir su vivienda actual. Un aspecto que influye directamente en el crecimiento de la demanda de vivienda son los rangos de edad de la población. En el recuento de 2000, el 70.0% de la población es menor a 34 años, por lo que se estima que en el corto y mediano plazo un número importante de personas entrarán a la edad demandante de vivienda. Adicionalmente, según el recuento del INEGI de 2000, el 70% de la población ocupada recibe entre 1 y 10 salarios mínimos y es este el mercado que cuenta con las características para obtener un crédito de interés social.

Oferta: La oferta de vivienda está relacionada con el número de hipotecas ofrecidas al mercado; en 2001 se estima se ofertaron 318,000 viviendas de interés social y se espera que en los próximos 5 años la oferta tenga un crecimiento anual compuesto del 13.5%

Competencia: Se estima que aproximadamente el 30.0% del mercado formal está en las 10 principales compañías del país, por lo que la mayoría de los desarrolladores o constructores operan solo a nivel local. La participación de mercado de Geo con relación al otorgamiento de créditos fue aproximadamente del 9.4% en 2001

Los 10 principales desarrolladores de vivienda de interés social, en función al número de unidades vendidas en el 2000 son:

1) Corporación Geo
2) SADASI
3) URBI
4) Consorcio ARA
5) CONDAK-PULTE
6) Consorcio Hogar
7) PICSA

8) DEMET
9) CAPRA
10) SARE

En 2001 se ofertaron aproximadamente 318,000 viviendas entre un estimado de 2,000 constructores y promotores, de los cuales se considera que aproximadamente 800 están afiliados a la Federación Nacional de Productores Industriales de Vivienda, S. C. (PROVIVAC), mismos que producen aproximadamente el 80% de la producción total del país. Cabe destacar que los pequeños productores suelen construir entre 5 a 50 viviendas. La actividad del desarrollo inmobiliario implica por lo general un alto uso de capital de trabajo, por lo que las empresas que no están capitalizadas y/o no tienen fácil acceso al crédito son muy vulnerables a los cambios económicos que pueda sufrir el país. Adicionalmente la mayoría de los desarrolladores o constructores operan solo a nivel local, es decir que difícilmente tienen operaciones en más de dos localidades.

Hay muy pocas constructoras o promotoras extranjeras operando en México y ninguna de ellas tiene una participación importante en el mercado de vivienda de interés social. De conformidad con la Ley de Inversiones Extranjeras, las compañías constructoras internacionales pueden establecer subsidiarias dedicadas a la construcción de vivienda en México sin necesidades de aprobación previa, aunque se podría requerir autorización de la Comisión Federal de Competencia Económica en los términos de la Ley Federal de Competencia Económica y su reglamento.

Ventajas Competitivas. *La administración de la Compañía considera que ésta se ha convertido en la* empresa desarrolladora de vivienda líder de México, debido principalmente a: (i) la calidad de su producto y sus servicios; (ii) su especialización en este segmento de la industria; (iii) la utilización de técnicas innovadoras de diseño, construcción, tecnología y comercialización; (iv) su compromiso a la investigación y desarrollo; (v) su énfasis en la eficiencia de costos y calidad en la construcción; (vi) su expansión geográfica; (vii) su equipo de directivos con amplia experiencia y especialización; y (viii) su compromiso con el desarrollo de sus trabajadores. Los factores anteriores han contribuido al crecimiento de Geo, así como a su habilidad para expandir sus operaciones geográficamente.

Información Financiera por Línea de Negocio, Zona Geográfica y Ventas de Exportación

La compañía considera que las actividades de promoción, diseño, construcción y comercialización de viviendas de interés social, son su única línea de negocio, por lo que su principal fuente de ingresos se ubica en la misma.

El desarrollo y construcción de un conjunto habitacional comienza con la autorización a nivel federal, estatal o municipal del proyecto para dicha unidad. El proyecto se presenta a los proveedores de financiamiento hipotecario para su aprobación. En general, una vez que se han obtenido los compromisos de financiamiento hipotecario para un número suficiente de viviendas en un conjunto habitacional, Geo comienza la construcción de la infraestructura del conjunto habitacional (por ejemplo, instalación de drenaje, electricidad, agua, estacionamiento, construcción de caminos, etc.) y se inicia la mercadotecnia del proyecto (ver "– *Operaciones*").

Conforme se reciben nuevas aprobaciones de compromisos para proporcionar financiamiento hipotecario a los clientes, éstos se suman a los compromisos de créditos hipotecarios (comúnmente denominados *?backlog?*). El compromiso de un crédito hipotecario permanece clasificado como parte del *backlog* durante el período de construcción y comercialización y mientras el posible comprador está tramitando la solicitud del crédito hipotecario. Cuando a un comprador potencial se le aprueba su financiamiento hipotecario y suscribe un contrato de compraventa con la Compañía, esta vivienda es removida del *backlog.*

Al 31 de diciembre de 2001, Geo había iniciado 65 nuevos proyectos en el 2001 de un total de 131 proyectos en marcha, para un total de 25,115 viviendas. El inventario de terrenos propios al 31 de diciembre de 2001

representaba una superficie aproximada de 407.8 hectáreas equivalentes a 37,078 viviendas. Adicionalmente, Geo cuenta con 349.5 hectáreas dentro del esquema de "Outsourcing de terrenos" para 31,774 viviendas y 127.1 hectáreas con opción a compra para 11,556 viviendas más.

Las Ventas totales de la compañía

La tabla siguiente presenta información acerca de la participación en ventas totales registradas por la Compañía por zona geográfica, al 31 de diciembre de 2001, 2000 y 1999 (cifras en millones de pesos al 31 de diciembre de 2001)

La Compañía estima el número de viviendas que pueden construirse en un conjunto habitacional, según la formulación del plan para cada conjunto habitacional. Estas estimaciones se basan en una variedad de suposiciones, incluyendo la densidad permisible de viviendas, la reserva requerida en algunas construcciones y otros permisos, así como la demanda anticipada y disponibilidad de financiamiento hipotecario. La realización de los planes de desarrollo de Geo está sujeta a una variedad de situaciones inciertas, incluyendo las suposiciones descritas anteriormente. Por esta razón, la Compañía puede cambiar los planes en cualquier momento y, por tanto, no puede haber seguridad alguna de que en realidad se construirá el número de unidades estimadas originalmente.

Los desarrollos de vivienda promovidos por la Compañía, pueden ser vendidos indistintamente a sus clientes a través del programa del Infonavit o SHF. Una mayor proporción de viviendas financiada por el Infonavit refleja una mayor promoción de dicho Instituto, por lo que la composición de ventas por fuente de financiamiento hipotecario no implica cambios significativos en las operaciones de la Compañía.

Estructura Corporativa

Geo es una empresa controladora que consolida las operaciones de 32 empresas subsidiarias y 3 asociaciones en participación. La tabla siguiente muestra dichas empresas subsidiarias y asociaciones en participación, incluyendo el porcentaje de tenencia accionaria en cada una de ellas, al 31 de diciembre de 2001:

Empresas Subsidiarias	Porcentaje de Participación	Otras Empresas Subsidiarias y Asociaciones en Participación	Porcentaje de Participación
Geo Edificaciones, S.A. de C.V.	99.99 %	Crelam, S.A. de C.V.	99.67 %
Promotora de Hogares Ideales, S.A. de C.V.	99.99	Edificadora Sol, S.A. de C.V.	99.99
Geo Querétaro, S.A. de C.V.	99.99	Evitam, S.A. de C.V.	94.76
Geo Guerrero, S.A. de C.V.	99.99	Geo Importex, S.A. de C.V.	99.88
Geo Tampico, S.A. de C.V.	99.94	Inmobiliaria Anso, S.A. de C.V.	99.99
Geo Baja California, S.A. de C.V.	99.99	Inmobiliaria Camar, S.A. de C.V.	99.99
Geo Morelos, S.A. de C.V.	99.99	Inmobiliaria Jumáis, S.A. de C.V.	99.99
Geo Reynosa, S.A. de C.V.	99.99	Lotes y Fraccionamientos, S.A. de C.V.	99.99
Geo Oaxaca, S.A. de C.V.	99.99	Obras y Proyector Coma, S.A. de C.V.	99.49
Geo Jalisco, S.A. de C.V.	99.99	Inversiones Geo Chile Limitada.......	99.99
Geo Puebla, S.A. de C.V.	99.99	Constructora Geosal, S.A.	50.00
Geo Veracruz, S.A. de C.V.	99.99	Inmobiliaria Geosal, S.A.	50.00
Fabricaciones Civiles e Industriales de la Laguna, S.A. de C.V.	99.99	Agrícola las Vizcachas Limitada.......	50.00
Geo Guanajuato, S.A. de C.V.	99.75	Fideicomiso Los Arcos	99.99 (1)
Geo Monterrey, S.A. de C.V.	96.63	Fideicomiso La Cima...................	99.99 (1)
Geo Hidalgo, S.A. de C.V.	99.49	Fideicomiso Valle del Virrey...........	99.99 (1)
Geo D.F., S.A. de C.V.	99.40	Fideicomiso Nuevo Laredo...........	99.99 (2)
Diseño y Proyección de Vivienda, S.A. de C.V.	99.99		

(1) Menos el 8.5% sobre ventas.

(2) Menos el 10% sobre ventas

A través de sus oficinas corporativas, la Compañía centraliza las operaciones siguientes: (i) obtención de autorizaciones para la adquisición de terrenos y el desarrollo de proyectos; (ii) mantener las relaciones con el gobierno federal y los proveedores de financiamiento hipotecario; (iii) asignación de los recursos y compra de activos fijos; (iv) autorización para las compras de materiales; (v) manejo de tesorería; (vi) actividades de planeación y presupuesto; (vii) seguimiento de procedimientos legales; y (viii) auditoría interna.

La actividad principal de cada una de las subsidiarias y asociaciones en participación de la Compañía, es promover conjuntos habitacionales de forma totalmente integrada, participando en todos los aspectos de diseño, construcción y comercialización de proyectos de vivienda de interés social.

Descripción de los Principales Activos

Geo es dueño de sus oficinas corporativas y la mayor parte de las oficinas regionales de cada subsidiaria. Al 31 de diciembre de 2001 la cuenta por cobrar neta ascendió a $2,367.8 millones de pesos, la suma de los inventarios de corto y largo plazo ascendieron a $1,566.4 millones. GEO es propietaria de gran parte de su maquinaria y equipo de construcción. Así mismo al 31 de diciembre de 2001, el valor neto en libros de toda las propiedades, plantas y equipo propiedad de Geo ascendió aproximadamente a $717.8 millones.

La integración del activo fijo neto al 31 de diciembre de 2001 es la siguiente (cifras en millones de pesos):

Terrenos, Edificios y construcciones	$ 74,357
Maquinaria y equipo de construcción	$574,442
Equipo de oficina	$ 72,879
Equipo de cómputo	$ 93,231
Depreciación	$(323,715)
Terrenos, Edificios y construcciones en Leasing	$ 81,986
Maquinaria y equipo de construcción en Leasing	$ 155,229
Depreciación	$ (41,862)
Gastos de Instalación Netos	$ 31,311
TOTAL	$717,858

Procesos Judiciales, Administrativos o Arbitrales

Geo enfrenta ciertos procedimientos legales que no se describen en el presente documento y que son inherentes al curso normal de su negocio. La administración de la Compañía no considera que las obligaciones relacionadas con tales procedimientos vayan a tener una repercusión adversa en la situación financiera o en los resultados de operación.

Acciones Representativas del Capital

Al 31 de Diciembre de 2001 y 2000, el capital social autorizado es de 111,079,308 acciones, de las cuales al 31 de diciembre de 2001 y 2000 están suscritas y pagadas 100,472,530 acciones, respectivamente. Las acciones son sin valor nominal, sin derecho a retiro, y corresponden al capital fijo. Al 31 de diciembre del 2001 el Capital Social Histórico de $ 112,788,000 de pesos, mas la actualización del 2001 de $ 250,141,000 de pesos, conforman los $ 362,929,000 de pesos del Capital Social suscrito y pagado actualizado. Así mismo se informa que el saldo en la cuenta de reserva para recompra de acciones ascendió a $ 204,811,000.

En 1999 y 1998 se aumentó el capital social mediante la emisión de acciones que se derivan de 874,300 y 1,206,631 obligaciones quirografarias necesariamente convertibles en acciones, respectivamente, según el plan de incentivos a empleados y ejecutivos que se describe en el párrafo siguiente, a valor nominal de $ 1.12 (pesos) por acción, originando un aumento del capital social de $ 979,000 y $ 1,352,000, respectivamente.

Plan de incentivos a empleados y ejecutivos - Durante la Asamblea General Extraordinaria de Accionistas celebrada el 31 de marzo de 1997, se autorizó la emisión de 5,000,000 de nuevas acciones ordinarias, sin expresión de valor nominal de la Serie "B", de las cuales 3.6 millones fueron distribuidas a todos los empleados a través de la suscripción de obligaciones quirografarias necesariamente convertibles en acciones, mediante tres planes, las cuales fueron aprobadas en la misma Asamblea General Extraordinaria de Accionistas, y otra parte quedará para futuros incentivos por cumplimiento. El propósito de estos planes, es el de alinear los intereses de los empleados con los accionistas de la Compañía, así como recompensarlos por los éxitos de la empresa.

Así mismo, en la Asamblea Extraordinaria de 2001, se aprobó expresamente la constitución de un crédito colectivo a cargo de CORPORACION GEO, S.A. DE C.V., hasta por un monto total de $67,879,591.00 M.N., (Sesenta y siete millones ochocientos setenta y nueve mil quinientos noventa y un pesos 00/100 moneda nacional) mediante la emisión de hasta 60'606,778 (Sesenta millones seiscientos seis mil setecientos setenta y ocho) obligaciones quirografarias necesariamente convertibles en acciones de la sociedad, a fin de que sean ofrecidas para suscripción y pago a los fideicomisos que al efecto constituiría la sociedad y/o alguna de sus subsidiarias ante una o varias instituciones fiduciarias cuyo fin sea el otorgar incentivos a los empleados y ejecutivos de la sociedad y sus subsidiarias, y que tendrán todas las características a que se refiere el clausulado de emisión y se identificarán como "Emisión de Obligaciones Quirografarias Necesariamente Convertibles en Acciones de Corporación Geo, S.A. de C.V., (GEO) 2001" en el entendido que 50'000,000 de obligaciones serán emitidas en las condiciones que determine el Consejo de Administración solamente en caso de un "cambio de control" de Corporación Geo, S.A. de acuerdo con la definición que el propio Consejo de Administración haga de este evento." El restante número de acciones será utilizado como parte del programa de incentivos a empleados al que se hace mención previamente.

Dividendos

La compañía no ha distribuido dividendos a lo largo de su historia ni durante los últimos tres ejercicios, a pesar de haber contado con la capacidad de pago de los mismos conforme a sus utilidades. El Consejo de Administración ha decidido reinvertir las utilidades en el negocio en vez de distribuirlas entre sus accionistas, pensando que esta práctica es la del mejor beneficio para todos.

III. INFORMACION FINANCIERA

Información Financiera Seleccionada

La tabla siguiente muestra información financiera selecta de la Compañía, derivada de los Estados Financieros. Dicha información debe ser leída en conjunto con los estados financieros y las notas a los mismos que se incluyen en este Informe. Los Estados Financieros se encuentran expresados en pesos constantes al 31 de diciembre de 2001.

INFORMACIÓN FINANCIERA CONSOLIDADA SELECCIONADA

En millones de pesos constantes a Diciembre 31 del 2001, excepto datos por acción

Estado de Resultados	***1999***	***2000***	***2001***
Casas Vendidas (unidades)	25,503	26,577	25,115
Ingresos	4,733.2	4,921.5	4,710.1
Utilidad Bruta	1,328.6	1,260.9	1,227.0
Utilidad Operativa	825.2	691.2	699.9
EBITDA	1,091.4	998.7	1,010.5
EBITDA en Dólares	101.0	99.5	110.2
Utilidad antes de Impuestos	488.7	307.4	421.4
Utilidad Neta	414.1	155.5	280.7

Balance	***1999***	***2000***	***2001***
Efectivo e Inversiones Temporales	366.6	570.7	682.8
Cuentas por Cobrar	2,388.9	2,481.6	2,367.8
Inventarios	2,029.1	1,646.8	1,449.1
Activo Circulante	5,112.0	5,031.9	4,703.0
Inventario de Terrenos	293.9	113.8	117.3
Inmuebles, Maquinaria y Equipo - Neto	843.8	807.0	717.9
ACTIVO TOTAL	5,275.9	6,063.6	5,916.5
Pasivo Financiero de Corto Plazo	1,558.6	1,400.0	1,457.1
Proveedores	467.3	472.1	501.3
Pasivo Circulante	2,367.1	2,166.3	2,126.6
Pasivo Financiero de Largo Plazo	644.0	925.6	874.5
Impuestos Diferidos (ISR)	0.3	653.9	518.0
PASIVO TOTAL	3,117.7	3,780.4	3,539.1
Capital Contable sin Impuestos Diferidos	2,870.6	2,920.1	3,129.6
Impuestos Diferidos (ISR) en Capital Contable	1.2	-637.0	-752.1
CAPITAL CONTABLE TOTAL	3,002.0	2,283.2	2,377.4

Otra Información Financiera			
Flujo Operativo Libre de Efectivo	-54.1	+247.0	+104.2
Flujo Operativo Libre de Efectivo en Dólares	-5.0	+24.6	+11.4
Cuenta por Cobrar a Ventas	50.5%	50.4%	50.3%
Deuda Neta	1,836.0	1,753.2	1,648.8
Deuda Neta a Capital	38.0%	37.1%	34.5%
Apalancamiento	1.68	1.76	1.63
Rotación de Inventarios	179	139	121
Rotación de Cuentas por Cobrar	184	184	184
Número de Empleados	12,393	11,818	10,379
Precio Promedio (pesos)	201,632	199,425	208,455

INFORMACIÓN SELECTA DE VALUACIÓN

	1999	**2000**	**2001**
Ingresos	**4,733.2**	**4,921.5**	**4,710.1**
EBITDA	1,091.4	998.7	1,010.5
EBITDA En US Dólares	**101.0**	**99.5**	**110.2**
Flujo Operativo Libre	-54.1	+247.0	+104.2
Flujo Operativo Libre en US Dólares	**-5.0**	**+24.6**	**+11.4**
Deuda Neta	1,836.0	1,753.2	1,648.8
Acciones en Circulación	100.5	100.5	100.5
Acciones en Circulación al Final del Año	100.5	100.5	100.4
Precio de la Acción al Final del Año (pesos)	35.9	6.8	14.7
EBITDA por Acción	10.9	9.9	10.1
Precio / EBITDA	3.3	0.7	1.5
Utilidad por Acción antes de Impuestos	4.9	3.1	4.2
Utilidad por Acción	4.1	1.5	2.8
Precio / Utilidad	8.7	4.4	5.2
Valor en Libros por Acción	29.9	22.7	23.7
Precio / VL	1.2	0.3	0.6

Comentarios y Análisis de la Administración sobre los Resultados de Operación y Situación Financiera de la Compañía

Reconocimiento de Ingresos y Cuentas por Cobrar

Reconocimiento de ingresos por construcción - Los ingresos se registran de acuerdo al método de "porcentaje de terminación" que consiste en dar reconocimiento a los ingresos con base en los precios unitarios contratados en la medida que se ejecutan los trabajos. Dichos precios unitarios están sujetos a cláusulas de aumentos de precios.

Los ingresos por avance de obra pendientes de facturar se incluyen en cuentas por cobrar como obra ejecutada no estimada.

Reconocimiento de ingresos por ventas inmobiliarias - La Compañía registra los ingresos por ventas inmobiliarias de los proyectos conforme a lo siguiente:

a. Venta a derechohabientes del INFONAVIT, cuando se cumple lo siguiente:

?? Los proyectos han sido aprobados por el INFONAVIT en sus modalidades de paquetes línea II, subastas de financiamiento ganadas y cofinanciamientos.

?? Cuando el derechohabiente comprador ha entregado su enganche (si es que se requiere).

?? El derechohabiente ha firmado su contrato de compraventa.

?? El derechohabiente ha presentado toda la documentación oficial requerida ante el INFONAVIT para el trámite de su crédito.

?? Se ha comprobado que el derechohabiente ha obtenido la calificación mínima publicada en el Diario Oficial de la Federación correspondiente al período de que se trate.

Cumplidos los requisitos relacionados se considera que la venta se ha realizado. El ingreso se calcula en proporción al avance físico de la promoción con base a las ventas realizadas.

En base a la experiencia de la Compañía, se confirma que las solicitudes que son calificadas favorablemente por la Compañía y cumplen con todos los requisitos, son aprobadas en un 97% por el INFONAVIT. Aquellas que son rechazadas, se sustituyen por las de otros derechohabientes cuya documentación ha sido presentada al INFONAVIT, debido que la Compañía los tiene en su cartera de clientes dada la gran demanda existente de vivienda.

Se ha creado una reserva que cubra las posibles cancelaciones de contratos. El efecto de esta reserva equivale aproximadamente al .75% sobre las ventas, disminuida del costo correspondiente.

a-1. Venta a derechohabientes del INFONAVIT mediante el Sistema de Otorgamiento de Créditos (SOC), cuando se cumple lo siguiente:

?? Los proyectos han sido aprobados por el INFONAVIT en sus modalidades de paquetes línea II, subastas de financiamiento ganadas.

- ?? Cuando el comprador derechohabiente ha entregado su enganche (si es que se requiere).

- ?? El derechohabiente ha firmado su contrato de compraventa.

- ?? El derechohabiente aparece en la relación de ganadores que se publica de la subasta de créditos, en el entendido de que si la publicación se realiza dentro de los 45 días siguientes al cierre de la convocatoria de inscripción para la subasta de créditos, o de la fecha de la última entrega de candidatos, se considerará que las ventas se realizaron en el mes en que se cerró la convocatoria o que se entregó la última relación de candidatos.

- ?? Que el monto del crédito del cliente sea razonable y pueda razonablemente esperarse el cobro de la vivienda, tomando en consideración el "crédito estimado en número de veces de salario mínimo (V.S.M.)" que se publica o el proyectado por la Compañía, y en su caso considerando que el cliente entregue la diferencia.

b. Venta a clientes con crédito bancario "FOVI"; se registra el ingreso cuando se ha cumplido con los requisitos siguientes:

- ?? Tener ganada una subasta SHF, y estar vigente a la fecha.

- ?? Que la Compañía realice una revisión y evaluación del cliente, a efecto de comprobar que es sujeto de crédito en calidad y monto.

- ?? Obtener del banco o Sociedad Financiera de Objeto Limitado (SOFOL) carta en donde conste que el cliente a sido sujeto ha una investigación de referencias bancarias y el resultado haya sido favorable, por lo que obtiene una carta de "Preautorización".

- ?? El cliente debe haber pagado parcial o totalmente su enganche, y que la diferencia se documente.

- ?? Que se haya celebrado un contrato de compraventa con el cliente, y quede debidamente firmado.

- ?? Tener integrado el expediente del cliente con toda la documentación solicitada por el banco o SOFOL.

- ?? El expediente deberá ser entregado al banco o SOFOL dentro de los 45 días naturales siguientes a la obtención de la carta de preautorización (a efecto de tramitar y obtener la autorización definitiva del crédito del cliente).

- ?? Si durante los 60 días naturales siguiente a la entrega del expediente al banco o SOFOL, no se obtiene la autorización del crédito por causas imputables al banco, a la Compañía o al cliente, se cancelan las ventas registradas para efectos contables.

c. Venta con hipoteca "FOVI" mediante subasta con crédito Bancomer; se registra el ingreso:

- ?? Cuando el comprador ha entregado su enganche a la institución financiera y ésta a su vez ha liquidado el valor total de la vivienda a la Compañía.

d. Venta a clientes con crédito bancario "FOVI" mediante el Programa Especial de Créditos (PEC); se registra el ingreso cuando se han cumplido con los requisitos siguientes:

?? Tener ganada una subasta FOVI para el PEC, y estar vigente a la fecha.

?? Que se haya celebrado con un contrato de compraventa con el cliente, y que se encuentre debidamente firmado.

?? Tener copia de la solicitud de inscripción al concurso de enganches por parte del cliente, en donde se específica el monto del enganche depositado por el mismo. Este enganche depositado en el banco o SOFOL se entregará a la Compañía al momento de la escrituración de la vivienda.

?? Tener copia de la carta de confirmación que expide el banco o SOFOL, en donde se acredite que el cliente tiene asignado el derecho sobre un crédito individual de alguna de las promociones de la Compañía por resultar ganador del concurso de enganches.

?? Tener acuse de recibo al entregar la solicitud de crédito y el expediente del cliente al banco o SOFOL dentro de los 10 días hábiles siguientes a la publicación u obtención de la carta de confirmación de ganadores (a efecto de obtener la autorización definitiva del crédito); en caso de que no se cumpla con este requisito dentro del plazo estipulado, se cancelará el derecho del crédito individual del cliente por parte de FOVI.

?? Si durante los 60 días naturales siguientes a la entrega del expediente al banco o SOFOL, no se tiene el certificado de autorización de crédito por causas imputables al cliente, se cancela la venta para efectos contables. En caso de que el cliente obtenga la autorización del crédito, se debe conseguir el certificado de autorización de crédito y subsidio del Gobierno Federal que se otorgue al cliente.

Para efectos contables, las cuentas por cobrar se registran en el balance de la Compañía en función al avance de inversión del proyecto. Al 31 de diciembre de 2001, la Compañía registraba en su balance un saldo neto de cuentas por cobrar de $ 2,367.8 millones. Las cuentas por cobrar se hacen líquidas una vez que al cliente se le ha otorgado el crédito hipotecario, se firman las escrituras correspondientes y se reciben los recursos por parte del Infonavit, SHF ó Fovissste.

Depreciación

Inmuebles, maquinaria y equipo – Las erogaciones por edificios, maquinaria y equipo, incluyendo mejoras que tienen el efecto de aumentar el valor del activo se capitalizan.

La Compañía aplicó a partir del 1o. de enero de 1997, las disposiciones del Quinto Documento de Adecuaciones al Boletín B10 (Modificado) para expresar el costo de los inmuebles, maquinaria y equipo y su depreciación, por lo que se adoptó el método de ajuste por cambios en el nivel general de precios que utiliza el Indice Nacional de Precios al Consumidor (INPC) para aquellos bienes de origen nacional. Para la maquinaria y equipo de origen extranjero, la Compañía adoptó el procedimiento opcional de actualización que permite el Quinto Documento modificado denominado indización específica, que consiste en utilizar el Indice Nacional de Precios del país de origen para actualizar el costo de la

maquinaria y equipo expresado en la moneda extranjera relativa, el cual se convierte a moneda nacional utilizando el tipo de cambio de mercado de la fecha del balance general. Los saldos iniciales que se tomaron en la primera aplicación de esas disposiciones, fueron los que se reportaron al 31 de diciembre de 1996. Hasta el 31 de diciembre de 1996, estos activos se actualizaban al costo estimado de reposición menos su depreciación acumulada, con base en avalúos de peritos independientes. Para la actualización de las adquisiciones efectuadas a partir del 1o. de enero de 1997, se tomó como base su costo de adquisición.

El mobiliario y equipo de oficina y el equipo de cómputo están valuados a su costo de adquisición y se reexpresan aplicando factores derivados del Indice Nacional de Precios al Consumidor (INPC).

La depreciación se calcula utilizando el método de línea recta, tomando en consideración la vida útil estimada del activo, a fin de depreciar el costo histórico y su revaluación. La depreciación comienza en el mes en que el activo entra en operación. Las vidas útiles de los activos se encuentran dentro de los rangos siguientes:

Años	
Edificios	39
Maquinaria y equipo	12
Equipo de transporte	7
Mobiliario de oficina y equipo de cómputo	10 y 4

Estacionalidad

Anteriormente y hasta 1998, Geo al igual que otros promotores en la industria de vivienda de interés social en México, experimentaba cambios importantes durante el año debido a los ciclos operativos de las instituciones que proporcionan financiamiento hipotecario al sector. Actualmente, Geo no experimenta estacionalidad significativa en sus operaciones, debido principalmente a que las convocatorias para el otorgamiento de créditos para derechohabientes del Infonavit y las subastas del SHF, se realizan de forma regular a lo largo del año. No obstante lo anterior, no puede asegurarse que cambios en las políticas y procedimientos del Infonavit, del SHF, o de otras instituciones que proporcionan financiamiento al sector, vuelvan a afectar a Geo en la estacionalidad de sus operaciones. Normalmente GEO reporta el 40% de sus ingresos el primer semestre, mientras que el restante 60% es reportado durante el segundo semestre del año

Boletín D-4

Hasta 1999, el ISR y PTU se registraban por el método parcial de impuestos diferidos. Bajo este método, el efecto de las diferencias temporales no recurrentes entre la utilidad fiscal y la contable, que se espera se reviertan en un período definido, se registraban como impuesto y participación diferidos.

A partir de 1987, como resultado de una política gubernamental para reactivar la economía a través de incentivar el consumo y la inversión, se modificó la ley del ISR para permitir la deducción fiscal de las compras en lugar del costo de ventas contable. Esta situación fue aprovechada por varias empresas para elevar su nivel de inventarios y de esa forma tratar de disminuir el impacto fiscal.

En mayo de 1999, el Instituto Mexicano de Contadores Públicos, A.C., emitió el Boletín D-4, el cual es de aplicación obligatoria a partir del 1° de enero 2000. Dicho Boletín cambia de manera importante el tratamiento contable del ISR, eliminando el método de pasivo con enfoque parcial mencionado en el párrafo

anterior y establece, en su lugar, el método de activos y pasivos con enfoque integral. Bajo este método se reconoce, en principio, un impuesto diferido para todas las diferencias entre los valores contables y fiscales de los activos y pasivos. De acuerdo con el Boletín D-4, el efecto acumulado al 1° de enero de 2000 se cargará directamente al capital contable. El ISR diferido que surja de diferencias entre los valores contables y fiscales que se generen a partir del 1° de enero de 2000, afectará principalmente los resultados de cada ejercicio.

El ISR y PTU diferidos, determinados al 31 de diciembre de 1999 fue registrado en el año 2000 como un pasivo por impuestos diferidos, con una disminución al capital contable, reflejada en la cuenta de ?Exceso o Insuficiencia?. Posteriormente el impuesto diferido que se determine cada ejercicio se aplicará a los resultados del mismo con el consecuente aumento del pasivo por impuestos diferidos.

Esta nueva disposición cuantifica los importes de ISR y PTU, los cuales son generados por diferencias temporales entre las utilidades contables y las fiscales. Estas diferencias temporales principalmente se generan por: (i) deducciones que para efectos fiscales se realizan con anticipación a su registro contable, por ejemplo, la deducción de compras en lugar del costo de ventas; y (ii) ingresos para efectos fiscales que se acumulan con posterioridad a su registro contable.

En el caso específico de la Compañía, el impuesto diferido por concepto ISR y PTU que debe registrarse se explica principalmente por las siguientes causas: (i) la fuerte preinversión que debe realizar en sus desarrollos para el año siguiente, como la obtención de licencias, urbanización, infraestructura y urbanización (promociones en proceso); y (ii) la política de acumulación de ingresos, ya que contablemente los ingresos se registran bajo el método de porcentaje de terminación y, para efectos fiscales, éstos se acumulan hasta el momento de la escrituración de las viviendas.

El ISR y PTU diferidos son una provisión y, por tanto, no generan una salida de efectivo, sin embargo existen principalmente 3 factores que podrían provocar que, en algún momento se iniciara el pago del impuesto diferido que Geo tiene registrado en sus estados financieros: (i) reformas fiscales futuras, en el caso de que las autoridades modificaran el régimen de deducción de compras, permitiendo únicamente deducir el costo de ventas del ejercicio; (ii) mayor cobranza, en función a la mayor eficiencia de Geo en su cobranza (traducido en una menor relación de cuentas por cobrar a ingresos), los ingresos acumulables para efectos fiscales serán mayores, lo que puede ocasionar el que Geo comience a efectuar mayores pagos de impuestos; y (iii) menor inversión en inventarios, debido a una disminución de inversiones en inventarios, derivados del *outsourcing* o de un menor crecimiento en volumen, ocasionará que se generen mayores utilidades fiscales.

Resultados de Operación

Año Terminado el 31 de Diciembre de 2001, Comparado con el Año Terminado el 31 de Diciembre de 2000(Cifras en millones de pesos, salvo precios promedio)

Durante el año 2001, los resultados operativos del año 2000 mostraron un comportamiento mixto ocasionado por una menor generación de ingresos acompañada de una mayor productividad, que se reflejó en la expansión del Margen Bruto, Margen Operativo, Margen EBITDA y Margen Neto.

Durante el 2001 las ventas totalizaron 25,115 unidades, 5.5% menos que las vendidas el año anterior, mientras que los Ingresos anuales decrecieron 4.3% año con año para ubicarse en $4,710.1 millones de pesos. La Utilidad Bruta decreció 2.7% año con año para alcanzar los $1,227.0 millones de pesos, con una mejora en el margen que pasó de 25.6% en 2000 a 26.0% en 2001.

No obstante la disminución de ingresos, la Utilidad de Operación observó un incremento de 1.2% sobre el año pasado al alcanzar $699.9 millones de pesos con un Margen Operativo que creció del 14.0% en el 2000 hasta 14.9% en el 2001. La mejora en la Utilidad de Operación fue impulsada por el agresivo plan de austeridad y control de gastos que implementó la Administración desde finales del año 2000. En adición, el

EBITDA presentó un incremento de 1.2% contra el año anterior ó 10.8% en dólares, totalizando $1,010.5 millones de pesos.

Finalmente, la Utilidad Neta del año aumentó un 80.5% alcanzando los $280.7 millones de pesos comparados contra los $155.5 millones obtenidos en el 2000, con un Margen Neto que pasó del 3.2% en el mismo período del año anterior a un 6.0% en el 2001. Estas mejoras en Utilidad Neta provocaron que el Retorno sobre Capital pasara de 5.2% en el 2000 a 12.3% en el 2001.

VENTAS

El año 2001 fue el año en el que la Administración de Geo logró aumentar su participación de mercado de un 9.0% a un 9.6%. A pesar del decremento de 9.6% en el número de créditos disponibles en el mercado, Geo logró vender 25,115 viviendas en el 2001, decremento de sólo un 5.5% comparado con 26,577 viviendas del 2000.

De acuerdo con la mezcla de créditos en México durante el 2001, la mezcla de Geo fue 74% INFONAVIT y 26% FOVI.

En el año 2001, Geo regresó a los mercados de Vivienda Media y Vivienda de Interés Social Alto, habiendo vendido más casas en estos segmentos que cualquiera de sus competidores, en su primer año de actividad en esos segmentos desde 1994. De las 24,103 viviendas vendidas en México en el 2001, 1,185 pertenecen a los dos segmentos mencionados previamente. Sin embargo, la mezcla de vivienda por producto y precio durante el 2001 se concentró en viviendas con precios entre los $180,000 y $320,000 con 82.5% del total de las ventas.


VIVIENDAS VENDIDAS Ene-Dic 01
INFONAVIT, FOVI Y CHILE
17,804
6,299
1,012
25,115
INFONAVIT
FOVI
CHILE
TOTAL


MEZCLA DE VENTAS GEO
Ene-Dic
22%
78%
26%
74%
Ene-Dic 00
Ene-Dic 01
INFONAVIT
FOVI


MEZCLA DE VENTAS POR PRECIO GEO
Ene-Dic 01
TOTAL VENTAS
24,103
HASTA $180,000
3,043 12.6%
HASTA $220,000
11,007 45.7%
HASTA $320,000
8,868 36.8%
HASTA $470,000
267 1.1%
MÁS DE $470,000
918 3.8%

INGRESOS

Como parte de la estrategia de la empresa para enfrentar el cambio de Administración de los institutos de vivienda, la empresa modificó su estacionalidad de ingresos en el año 2000, cargando de manera importante la producción hacia la primera mitad del año con un 51% de los ingresos, en comparación contra un acostumbrado 40% en el primer semestre. Este efecto de estacionalidad de los ingresos provocó que la comparativa contra el año anterior fuera difícil la primera mitad del año y favorable durante los dos últimos trimestres. De esta forma los ingresos en el año 2001 mostraron una disminución de 4.3% en comparación al año anterior, totalizando en $4,710.1 millones.


ESTACIONALIDAD DE INGRESOS TRIMESTRAL 1999 - 2001
32%
30%
28%
26%
24%
22%
20%
18%

	1Q	2Q	3Q	4Q
1999	20%	22%	26%	32%
2000	24%	27%	24%	25%
2001	21%	22%	27%	30%

PRECIO PROMEDIO
El precio promedio en el 2001 mostró un aumento de 3.9% contra el registrado en el 2000, al alcanzar los $208,455.0. Por su parte, el precio promedio en Chile fue de US $21,230.0

PRODUCCION EQUIVALENTE

El número de Viviendas Equivalentes Producidas en México (ingresos / precio promedio) durante el período Enero - Diciembre del año fue de 21,721 unidades, una disminución de 9.9% contra el mismo período de 2000. La disminución del 9.9% en la producción equivalente es mayor a la reducción en ventas del 5.5% y de ingresos del 4.3%, debido a una mezcla de ventas más rica que incluye la entrada de Geo al segmento de vivienda media y con un mayor precio promedio en comparación al año anterior.

BACKLOG y BACKLOG GEOFÁCIL
El backlog para México está representado por los compromisos de hipotecas del INFONAVIT y del FOVI hacia nuestros proyectos. Durante el 2001 fueron declinadas 8,301 hipotecas con la intención de obtener mejores condiciones de precio en nuestros desarrollos. El Backlog de Hipotecas a Diciembre 31 alcanzó las 46,237 unidades, válido para aproximadamente 1.8 años de ventas, incluyendo los convenios firmados bajo el programa GEOFACIL.

		2000	2001
	Backlog al 1 de Enero	43,374	54,476
(-)	Ventas México	-24,955	-24,103
(+)	Hipotecas obtenidas	26,364	24,165
(-)	Hipotecas declinadas	-14,307	-8,301
(+)	Ahorro Hogar- GEOFACIL	24,000	0
	Backlog al 31 de Diciembre	**54,476**	**46,237**

UTILIDAD BRUTA

La Utilidad Bruta totalizó en el 2001 en $1,227.0 millones de pesos, un decremento de 2.7% comparado contra $1,260.9 millones de 2000. Si embargo, el Margen Bruto mostró una mejora al pasar del 25.6% a 26.0%. Las variaciones en el Margen Bruto fueron ocasionadas principalmente por mejoras en los procesos de construcción, especialmente en la edificación de nuevas viviendas.

GASTOS DE VENTA Y ADMINISTRACIÓN
La política de austeridad iniciada por la empresa a finales del 2000, continuó mostrando buenos resultados. Los Gastos de Administración en el 2001 bajaron un 7.5% ó 42.6 millones, comparados contra el mismo período del 2000.

UTILIDAD DE OPERACIÓN
La Utilidad de Operación durante el 2001 mostró un aumento de 1.2% en comparación con el 2000, no obstante la disminución de 4.3% en ingresos, para terminar en $699.9 millones. Por su parte, el Margen Operativo del período Enero - Diciembre mejoró en 90 puntos base, explicado por el cambio en la estacionalidad de los ingresos, así como en la política de austeridad iniciada en el 2000.

MARGENES GEO EN COMPARACIÓN CONTRA COMPETIDORES
Es importante recordar que es política de GEO capitalizar los costos de financiamientos relacionados con la producción, en vez de aplicarlos al CIF, de acuerdo a los estándares internacionales y bajo US GAAP. Bajo las mismas bases contables utilizadas por las empresas públicas de vivienda, Corporación GEO cuenta con el Margen Bruto líder de la industria, no obstante producir aproximadamente un 70% más casas que sus más cercanos competidores. Bajo principios de contabilidad generalmente aceptados en México y para efectos de comparación con los competidores de la empresa, el Margen Bruto del 2001 sería 30.6% mientras que el Margen Operativo sería de 19.5%.


MÁRGENES GEO 2001
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
26.0%
30.6%
14.9%
19.5%
Margen Bruto
Margen Operativo
Capitalizando Gastos Financieros
Sin Capitalizar Gastos Financieros

EBITDA
El EBITDA del 2001 presentó un aumento del 1.2% en comparación con el 2000, totalizando $1,010.5 millones de pesos con un margen EBITDA 120 puntos base superior, pasando de 20.3% a 21.5%. Las mejoras en la producción, así como la disminución de los Gastos de Administración fueron las principales causas de la expansión en el Margen EBITDA del 2001.

	Ene-Dic 2000	Ene-Dic 2001	Cambio	%
UTILIDAD DE OPERACIÓN	**691.2**	**699.9**	**9**	**1.2%**
Intereses en Costo	381.3	313.5	-68	-17.8%
Repomo en Costo	-160.0	-97.0	63	-39.4%
Depreciación y Amortización	86.1	94.1	8	9.3%
EBITDA	**998.6**	**1,010.5**	**12**	**1.2%**
MARGEN EBITDA	**20.3%**	**21.5%**	**1.2%**	**5.7%**
EBITDA en millones de US$	**99.5**	**110.2**	**10.7**	**10.8%**
EBITDA por Acción	**9.939**	**10.057**	**0.1**	**1.2%**

COSTO INTEGRAL DE FINANCIAMIENTO

El costo integral de financiamiento de la empresa durante el 2001 mostró una disminución del 34.6% en comparación al 2000 que terminó en $206.5 millones de pesos. La mejor composición de deuda de la compañía, así como la reducción de las tasas de interés en México fueron las principales razones para que disminuyeran los gastos financieros.

	Ene-Dic 00	Ene-Dic 01	Cambio	%
Productos Financieros	-26.0	-43.5	-17.5	67.3%
Gastos Financieros	196.6	192.4	-4.2	-2.1%
Pérd. o Gan monetaria	138.2	74.1	-64.1	-46.4%
Pérd. o Gan cambiaria	6.9	-16.6	-23.5	-340.2%
CIF	**315.7**	**206.5**	**(109.3)**	**-34.6%**

UTILIDAD NETA

La Utilidad Neta en el 2001 presentó un aumento del 80.5% en comparación al mismo período del año anterior para situarse en $280.7 millones de pesos. El Margen Neto del período Enero - Diciembre del 2001 presentó una aumento de 290 puntos base al pasar de 3.2% en el 2000 a 6.0% en el 2001. La Utilidad Neta del período Enero - Diciembre se vio afectada por los $115.2 millones de impuestos diferidos contabilizados de acuerdo al boletín D-4

	Ene-Dic 00	Ene-Dic 01	Cambio	%
Utilidad antes de Impuestos	**307.4**	**421.4**	**114.0**	**37.1%**
ISR y PTU	105.1	135.5	30.4	28.9%
Operaciones Continuas	202.3	285.9	83.6	41.3%
Operaciones Discontinuas	-86.8	-10.9	75.9	-87.5%
Interés Minoritario	-39.9	-5.7	34.3	-85.8%
UTILIDAD NETA	**155.5**	**280.7**	**125.2**	**80.5%**

MANO DE OBRA Y ADMINISTRACIÓN

Al 31 de Diciembre del 2001, se contaba con 7,247 trabajadores eventuales (mano de obra), un 11.3% menos que en Diciembre del 2000. Por su parte, el personal administrativo y fijo de obra no sindicalizado era de 3,132 empleados, representando una reducción de 14.1% con relación a Diciembre del 2000. Estos ajustes son parte del programa de control de gastos de Administración y reestructuración de GEO iniciado en el 2000 que busca eficientar las operaciones y eliminar la redundancia de las estructuras laborales.

Perspectivas e Información sobre Tendencias Recientes

Compromisos de Hipotecas (Backlog). El *backlog* representa el número de créditos hipotecarios que han sido confirmados por parte del Infonavit, SHF y Fovissste para los desarrollos de viviendas por parte de la Compañía mediante cartas compromiso, y que serán asignadas a los compradores que logren la

calificación necesaria para obtener un financiamiento a largo plazo para la compra de una vivienda. El *backlog* incrementa su número en la medida que se aseguran los créditos hipotecarios ante los organismos referidos, y se disminuye en el momento de realizar la venta de las viviendas.

El desarrollo y construcción de un conjunto habitacional comienza con la autorización federal, estatal o municipal del plan de las subsidiarias para dicha unidad. Los proyectos se presentan a las instituciones de financiamiento hipotecario públicos y/o privados o a las instituciones de crédito o Sofoles para su aprobación en etapas. En general, una vez que se han obtenido compromisos de financiamiento hipotecario para las viviendas de un conjunto habitacional, o de una etapa específica, Las subsidiarias comienzan la construcción de la infraestructura para el desarrollo (p. ej., instalación de drenaje, electricidad, agua, estacionamiento, construcción de caminos, etc.) e inicia la comercialización de proyecto. Conforme se van recibiendo los compromisos de los proveedores de créditos hipotecarios de proporcionar financiamiento a compradores aprobados en el conjunto habitacional, éstos se suman al backlog. El compromiso de un crédito hipotecario permanece clasificado como parte del backlog durante el período de construcción y comercialización y mientras el posible comprador está tramitando la solicitud del crédito hipotecario. Cuando a un comprador potencial se le aprueba su financiamiento hipotecario y suscribe un contrato de compraventa con la Compañía, esta vivienda es removida del backlog.

Los compromisos de crédito hipotecario están sujetos a ciertas restricciones geográficas, salariales y de tiempo. El Infonavit, la SHF y el Fovissste dan un compromiso de crédito hipotecario para un vivienda en un conjunto habitacional de interés social en particular, aunque tanto Infonavit como el SHF considerarán una solicitud por parte del desarrollador para transferir tal compromiso a un conjunto habitacional diferente. Tal solicitud puede ser aprobada si la vivienda en el segundo conjunto habitacional tiene un precio para el comprador de la misma categoría salarial para la que se hizo el compromiso de crédito hipotecario original. Los compromisos de SHF expiran si no se utilizan en el término de un año, aunque son renovables hasta por 12 meses más y los compromisos de Infonavit tienen un vencimiento de 24 meses.

IV. ADMINISTRACION

RESUMEN DE LAS MODIFICACIONES A LOS ESTATUTOS SOCIALES:

Estatutos Sociales y Otros Convenios

1).- Mediante escritura número cuarenta y dos mil doscientos noventa y nueve, de fecha trece de marzo de mil novecientos ochenta y uno, ante el Notario Número Sesenta del Distrito Federal, Licenciado don Francisco de P. Morales Díaz, inscrita en el Registro Público de Comercio del Distrito Federal, en el FOLIO MERCANTIL NUMERO CERO CERO CERO TREINTA Y CINCO MIL SETECIENTOS CUATRO, se constituyó ""GRUPO ARGOS"", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, con domicilio en México, Distrito Federal, duración de noventa y nueve años, con capital social mínimo
sin derecho a retiro de CINCUENTA MILLONES DE PESOS, MONEDA NACIONAL, (hoy CINCUENTA MIL NUEVOS PESOS, MONEDA NACIONAL), y un máximo ilimitado, y convenio de admisión de extranjeros.

2).- Escritura número doscientos veintisiete mil ochocientos catorce, de fecha once de marzo de mil novecientos ochenta y siete, ante el entonces Notario Número Ochenta y Siete del Distrito Federal, Licenciado don Tomás Lozano Molina, actuando como asociado y en el protocolo del Lic. Don Francisco Lozano Noriega, entonces notario 10 del Distrito Federal, inscrita en el Registro Público del Comercio del Distrito Federal, en el FOLIO MERCANTIL número TREINTA Y CINCO MIL SETECIENTOS CUATRO, "GRUPO ARGOS", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, cambió su denominación social por la de "CORPORACION ORVI", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, y reformó al efecto la cláusula Primera de sus estatutos sociales.

3).- Escritura número doscientos treinta y cinco mil ochocientos, de fecha veinticinco de noviembre de mil novecientos ochenta y ocho, ante el entonces Notario Número Ochenta y Siete del Distrito Federal, Licenciado don Tomás Lozano Molina, actuando como asociado y en el protocolo del Lic. Don Francisco Lozano Noriega, entonces notario 10 del Distrito Federal, inscrita en el Registro Público del Comercio del Distrito Federal, en el FOLIO MERCANTIL número TREINTA Y CINCO MIL SETECIENTOS CUATRO, "CORPORACION ORVI", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, aumentó su capital en la parte fija, en la cantidad de CINCUENTA Y TRES MILLONES CIENTO VEINTICINCO MIL PESOS, MONEDA NACIONAL, (hoy CINCUENTA Y TRES MIL CIENTO VEINTICINCO NUEVOS PESOS, MONEDA NACIONAL), para fijarlo en la suma de CIENTO TRES MILLONES CIENTO VEINTICINCO MIL PESOS, MONEDA NACIONAL, (hoy CIENTO TRES MIL CIENTO VEINTICINCO NUEVOS PESOS, MONEDA NACIONAL), y reformó al efecto la cláusula QUINTA, de sus estatutos sociales.
4).- Escritura número siete mil setecientos ochenta y tres, de fecha veintidós de junio de mil novecientos ochenta y nueve, ante el Notario Público número Ciento Tres del Distrito Federal, Licenciado don Armando Gálvez Pérez Aragón, inscrita en el Registro Público del Comercio del Distrito Federal, en el FOLIO MERCANTIL número TREINTA Y CINCO MIL SETECIENTOS CUATRO, "CORPORACION ORVI", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, reformó la cláusula QUINTA de sus estatutos sociales, relativa a los términos y procedimientos para llevar a cabo la reducción del capital social en la parte fija y parte variable.
5).- Escritura número ocho mil trescientos cincuenta y ocho, de fecha dieciocho de agosto de mil novecientos ochenta y nueve, ante el Notario Público número Ciento Tres del Distrito Federal, Licenciado don Armando Gálvez Pérez Aragón, inscrita en el Registro Público del Comercio del Distrito Federal, en el FOLIO MERCANTIL número TREINTA Y CINCO MIL SETECIENTOS CUATRO, "CORPORACION ORVI", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, disminuyó su capital social en la parte fija, para quedar en la suma de OCHENTA Y DOS MILLONES QUINIENTOS MIL PESOS, MONEDA NACIONAL, hoy OCHENTA Y DOS MIL QUINIENTOS NUEVOS PESOS, MONEDA NACIONAL, y reformado al efecto el primer párrafo de la cláusula QUINTA, de los estatutos sociales.
6).- Escritura número nueve mil setecientos sesenta y tres, de fecha nueve de enero de mil novecientos noventa, ante el Notario Público número Ciento Tres del Distrito Federal, Licenciado don Armando Gálvez Pérez Aragón, inscrita en el Registro Público del Comercio del Distrito Federal, en el FOLIO MERCANTIL número TREINTA Y CINCO MIL SETECIENTOS CUATRO, "CORPORACION ORVI", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, cambió su denominación social por la de "CORPORACION GEO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, y reformada al efecto la cláusula PRIMERA de los estatutos sociales.
7).- Escritura número nueve mil novecientos ocho, de fecha veinticuatro de enero de mil novecientos noventa, ante el Notario Público número Ciento Tres del Distrito Federal, Licenciado don Armando Gálvez Pérez Aragón, inscrita en el Registro Público del Comercio del Distrito Federal, en el FOLIO MERCANTIL número TREINTA Y CINCO MIL SETECIENTOS CUATRO, "CORPORACION GEO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, aumentó su capital en la parte fija, en la cantidad de TREINTA Y SIETE MILLONES QUINIENTOS MIL PESOS, MONEDA NACIONAL, (hoy TREINTA Y SIETE MIL QUINIENTOS NUEVOS PESOS, MONEDA NACIONAL), para fijarlo en la suma de CIENTO VEINTE MILLONES DE PESOS, MONEDA NACIONAL, (hoy CIENTO VEINTE MIL NUEVOS PESOS, MONEDA NACIONAL), y reformó al efecto la cláusula QUINTA de sus estatutos sociales.
8).- Escritura número treinta mil doscientos cinco, de fecha dieciséis de agosto de mil novecientos noventa y tres, ante el Notario Público número Ciento Tres del Distrito Federal, Licenciado don Armando Gálvez Pérez Aragón, inscrita en el Registro Público del Comercio del Distrito Federal, en el FOLIO MERCANTIL número TREINTA Y CINCO MIL SETECIENTOS CUATRO, "CORPORACION GEO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, aumentó su capital en la parte fija, en la cantidad de CATORCE MILLONES OCHOCIENTOS OCHENTA MIL NUEVOS PESOS, MONEDA NACIONAL, para quedar fijado en la suma de QUINCE

MILLONES DE NUEVOS PESOS, MONEDA NACIONAL) y reformó al efecto la cláusula QUINTA de sus estatutos sociales.
9).- Escritura número treinta y cuatro mil quinientos once, de fecha veintitrés de mayo de mil novecientos noventa y cuatro, ante el Notario Público número Ciento Tres del Distrito Federal, Licenciado don Armando Gálvez Pérez Aragón, inscrita en el Registro Público del Comercio del Distrito Federal, en el FOLIO MERCANTIL número TREINTA Y CINCO MIL SETECIENTOS CUATRO, "CORPORACION GEO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, redujo su capital en la parte fija, en la cantidad de DOS MILLONES DOSCIENTOS CINCUENTA MIL NUEVOS PESOS, MONEDA NACIONAL, (hoy DOS MILLONES DOSCIENTOS CINCUENTA MIL PESOS, MONEDA NACIONAL), para quedar fijado en la suma de DOCE MILLONES SETECIENTOS CINCUENTA MIL NUEVOS PESOS, MONEDA NACIONAL, (hoy DOCE MILLONES SETECIENTOS CINCUENTA MIL PESOS, MONEDA NACIONAL), y reformó al efecto la CLAUSULA QUINTA de los estatutos sociales.
10).- Escritura número treinta y cuatro mil quinientos doce, de fecha veintitrés de mayo de mil novecientos noventa y cuatro, ante el mismo Notario que la anterior, inscrita en el Registro Público del Comercio del Distrito Federal, en el FOLIO MERCANTIL número TREINTA Y CINCO MIL SETECIENTOS CUATRO, "CORPORACION GEO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, aumentó su capital en la parte fja, a la cantidad de TRECE MILLONES TRESCIENTOS CUARENTA Y CINCO MIL DOSCIENTOS CINCUENTA NUEVOS PESOS, MONEDA NACIONAL, (hoy TRECE MILLONES TRESCIENTOS CUARENTA Y CINCO MIL DOSCIENTOS CINCUENTA PESOS, MONEDA NACIONAL), y reformó al efecto el primer párrafo de la CLAUSULA QUINTA de los estatutos sociales.
11).- Escritura número treinta y cuatro mil quinientos catorce, de fecha veintitrés de mayo de mil novecientos noventa y cuatro, ante el mismo Notario que la anterior, inscrita en el Registro Público del Comercio del Distrito Federal, en el FOLIO MERCANTIL número TREINTA Y CINCO MIL SETECIENTOS CUATRO, "CORPORACION GEO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, aumentó su capital en la parte fija, a la cantidad de TREINTA Y DOS MILLONES DE NUEVOS PESOS, MONEDA NACIONAL, (hoy TREINTA Y DOS MILLONES DE PESOS, MONEDA NACIONAL); y reformó al efecto el primer párrafo de la CLAUSULA QUINTA de los estatutos sociales.
12).- Escritura número treinta y cuatro mil quinientos quince, de fecha veintitrés de mayo de mil novecientos noventa y cuatro, ante el mismo Notario que la anterior, inscrita en el Registro Público del Comercio del Distrito Federal, en el FOLIO MERCANTIL número TREINTA Y CINCO MIL SETECIENTOS CUATRO, "CORPORACION GEO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, aumentó su capital en la parte fija, a la suma de TREINTA Y OCHO MILLONES SEISCIENTOS MIL NUEVOS PESOS, MONEDA NACIONAL, (hoy TREINTA Y OCHO MILLONES SEISCIENTOS MIL PESOS, MONEDA NACIONAL), y reformó al efecto el primer párrafo de la CLAUSULA QUINTA de los estatutos sociales.
13).- Escritura número treinta y cuatro mil quinientos diecisiete, de fecha veintitrés de mayo de mil novecientos noventa y cuatro, ante el Notario Público número Ciento Tres del Distrito Federal, Licenciado don Armando Gálvez Pérez Aragón, inscrita en el Registro Público del Comercio del Distrito Federal, en el FOLIO MERCANTIL número TREINTA Y CINCO MIL SETECIENTOS CUATRO, "CORPORACION GEO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, aumentó su capital en la parte fija, en la cantidad de TRECE MILLONES DOSCIENTOS TREINTA MIL NUEVOS PESOS, MONEDA NACIONAL, (hoy TRECE MILLONES DOSCIENTOS TREINTA MIL PESOS, MONEDA NACIONAL), para quedar fijado en la suma de CINCUENTA Y UN MILLONES OCHOCIENTOS TREINTA MIL NUEVOS PESOS, MONEDA NACIONAL, hoy CINCUENTA Y UN MILLONES OCHOCIENTOS TREINTA MIL PESOS, MONEDA NACIONAL) y reformó al efecto la CLAUSULA QUINTA de los estatutos sociales.
14).- Escritura número treinta y cinco mil seiscientos ochenta y siete, de fecha veinticinco de julio de mil novecientos noventa y cuatro, ante el Notario Público número Ciento Tres del Distrito Federal, Licenciado don Armando Gálvez Pérez Aragón, inscrita en el Registro Público del Comercio del Distrito Federal, en el FOLIO MERCANTIL número TREINTA Y CINCO MIL SETECIENTOS CUATRO, en la que "CORPORACION GEO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE reformó totalmente sus estatutos sociales, quedando como su denominación

social "CORPORACION GEO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, duración de noventa y nueve años, contados a partir del veintiséis de julio de mil novecientos noventa y cuatro, domicilio en México, Distrito Federal, capital social mínimo fijo de CINCUENTA Y UN MILLONES OCHOCIENTOS TREINTA MIL PESOS, MONEDA NACIONAL, y convenio de admisión de extranjeros.

15).- Escritura número doscientos sesenta y dos mil novecientos ocho, de fecha seis de junio de mil novecientos noventa y cinco, ante la Notario Doscientos Siete del Distrito Federal, Licenciada doña Georgina Schila Olivera González, actuando como asociada en el protocolo del Lic. Tomás Lozano Molina, Notario 10 del Distrito Federal, inscrita en el Registro Público de Comercio del Distrito Federal, en el FOLIO MERCANTIL TREINTA Y CINCO MIL SETECIENTOS CUATRO, en la que "CORPORACION GEO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, reformó el PUNTO CUATRO de la CLAUSULA SEGUNDA, relativa al objeto social, el PUNTO NUEVE de la CLAUSULA DECIMA TERCERA relativa a las asambleas, y el primer párrafo de la CLAUSULA DECIMA OCTAVA de los estatutos sociales.

16).- Escritura número doscientos sesenta y seis mil novecientos siete, de fecha dos de octubre de mil novecientos noventa y seis, ante el Notario número Diez del Distrito Federal, Licenciado don Tomás Lozano Molina, "CORPORACION GEO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, aumentó el capital social EN LA PARTE FIJA en la suma de CATORCE MILLONES CUATROCIENTOS CINCUENTA Y CINCO MIL QUINIENTOS DOS PESOS, MONEDA NACIONAL y VEINTITRES MILLONES QUINIENTOS VEINTISIETE MIL TRESCIENTOS DIECISIETE PESOS, MONEDA NACIONAL; o sea un total de TREINTA Y SIETE MILLONES NOVECIENTOS OCHENTA Y DOS MIL OCHOCIENTOS DIECINUEVE PESOS, MONEDA NACIONAL; para quedar fijado en la suma de OCHENTA Y NUEVE MILLONES OCHOCIENTOS DOCE MIL OCHOCIENTOS DIECINUEVE PESOS, MONEDA NACIONAL y reformó parte del artículo quinto de sus estatutos sociales.

17).- Escritura número doscientos sesenta y ocho mil cuatrocientos cincuenta y cuatro, de fecha dos de junio de mil novecientos noventa y siete, ante el Notario Número Diez del Distrito Federal, Licenciado don Tomás Lozano Molina, inscrita en el Registro Público de Comercio del Distrito Federal, en el FOLIO MERCANTIL TREINTA Y CINCO MIL SETECIENTOS CUATRO, ""CORPORACION GEO"", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, aumentó el capital social en la parte fija en la suma de DOS MILLONES CUATROCIENTOS TREINTA Y SIETE MIL SETECIENTOS PESOS, MONEDA NACIONAL para quedar fijado en la suma de NOVENTA Y DOS MILLONES DOSCIENTOS CINCUENTA MIL QUINIENTOS DIECINUEVE PESOS, MONEDA NACIONAL, representado por ochenta y dos millones setenta y nueve mil trescientas ocho acciones, y AUMENTO su capital social en la parte fija en dos partes, en la cantidad total de TREINTA Y DOS MILLONES CUATROCIENTOS OCHENTA MIL PESOS, MONEDA NACIONAL, siendo la primera por VEINTEISEIS MILLONES OCHOCIENTOS OCHENTA MIL PESOS, MONEDA NACIONAL, y la segunda por CINCO MILLONES SEISCIENTOS MIL PESOS, MONEDA NACIONAL, representado por ciento once millones setenta y nueve mil trescientas ocho acciones, en la misma se convino en que una vez que finalizara la colocación de las acciones, el Consejo de Administración determinaría el monto exacto del aumento y procedería a la reforma de la CLAUSULA QUINTA de sus Estatutos Sociales.

18).- En escritura número doscientos setenta y dos mil noventa y ocho, de fecha veintiséis de mayo de mil novecientos noventa y ocho, ante el Notario número Diez del Distrito Federal, Licenciado don Tomás Lozano Molina, inscrita en el Registro Público de Comercio del Distrito Federal, en el FOLIO MERCANTIL TREINTA Y CINCO MIL SETECIENTOS CUATRO, ""CORPORACION GEO"", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, reformó la CLAUSULA NOVENA de sus Estatutos Sociales.

19).- En escritura número doscientos setenta y dos mil ochocientos, de fecha veinticuatro de julio de mil novecientos noventa y ocho, ante el Notario número Diez del Distrito Federal, Licenciado don Tomás Lozano Molina, inscrita en el Registro Público de Comercio del Distrito Federal, en el FOLIO MERCANTIL TREINTA Y CINCO MIL SETECIENTOS CUATRO, ""CORPORACION GEO"", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, el Consejo de Administración en uso de las facultades conferidas en la escritura mencionada en el inciso

diecisiete que antecede, señaló que el importe total del capital fijo sin derecho a retiro era la cantidad de CIENTO VEINTICUATRO MILLONES SETECIENTOS TREINTA MIL QUINIENTOS DIECINUEVE PESOS, MONEDA NACIONAL, representado por ciento once millones setenta y *nueve mil trescientas ocho acciones comunes, nominativas sin expresión de valor nominal* correspondiente a la Serie "B", por lo que procedió a la modificación de la CLAUSULA QUINTA de sus Estatutos Sociales.
20).- Escritura número doscientos ochenta mil ochocientos ochenta y seis, de fecha veintiocho de junio del dos mil uno, ante el Notario número Diez del Distrito Federal, Licenciado Tomás Lozano Molina, pendiente aún de ser inscrita en el Registro Público de Comercio del Distrito Federal, en la que "CORPORACION GEO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, aumento su capital social en la parte fija en la suma de SESENTA Y SIETE MILLONES OCHOCIENTOS SETENTA Y NUEVE MIL QUINIENTOS NOVENTA Y UN PESOS, MONEDA NACIONAL, por lo que el capital total de la sociedad quedó fijado en la suma de CIENTO OCHENTA MILLONES SETECIENTOS TREINTA MIL QUINIENTOS DIECINUEVE PESOS, MONEDA NACIONAL, reformando al efecto la cláusula quinta de sus estatutos sociales.
21).- Escritura número doscientos ochenta y un mil setecientos ochenta y ocho, de fecha doce de octubre del dos mil uno, ante el Notario número Diez del Distrito Federal, Licenciado Tomás Lozano Molina, pendiente aún de ser inscrita en el Registro Público de Comercio del Distrito Federal, en la que "CORPORACION GEO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, redujo su capital social en la parte fija en la cantidad de SESENTA Y SIETE MILLONES OCHOCIENTOS SETENTA Y NUEVE MIL QUINIENTOS NOVENTA Y UN PESOS, MONEDA NACIONAL, cancelando sesenta millones seiscientas seis mil setecientas setenta y ocho acciones ordinarias, sin expresión de valor nominal, de la Serie "B", representativas de la parte fija del capital social y aumentó su capital social en la parte fija en la suma de SESENTA Y SIETE MILLONES OCHOCIENTOS SETENTA Y NUEVE MIL QUINIENTOS NOVENTA Y UN PESOS, MONEDA NACIONAL, mediante la emisión de sesenta millones seiscientas seis mil setecientas setenta y ocho nuevas acciones ordinarias, sin expresión de valor nominal, de la Serie "B", representativas de la parte fija del capital social (que se encuentran en la Tesorería de la sociedad), modificando al efecto el primer párrafo de la cláusula quinta y reformó adicionalmente las cláusulas octava; séptima; novena; décimo tercera en su inciso dos; décimo cuarta; décimo octava; vigésima inciso cinco y subinciso (f) del inciso seis; vigésima quinta en su primer párrafo y trigésima quinta de sus estatutos sociales.
Con motivo de lo anterior el capital social de "CORPORACIÓN GEO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, *quedó fijado en la cantidad de* CIENTO OCHENTA MILLONES SETECIENTOS TREINTA MIL QUINIENTOS DIECINUEVE PESOS, MONEDA NACIONAL, representado por ciento sesenta y un millones setenta y nueve mil trescientas ocho acciones ordinarias, sin expresión de valor nominal, de la Serie "B", representativas de la parte fija del capital social, de las cuales cien millones cuatrocientas setenta y dos mil quinientas treinta acciones se encuentran íntegramente suscritas y pagadas.

Derechos Corporativos que Otorgan las Acciones

La propiedad de una o más acciones implica la aceptación de las disposiciones de estos estatutos y de las resoluciones aprobadas por las Asambleas Generales de Accionistas y el Consejo de Administración.

Todas las acciones serán indivisibles, comunes, nominativas, sin expresión de valor nominal, conferirán a sus tenedores iguales derechos y les impondrán las mismas obligaciones. Cada acción no podrá ser representada por más de una persona y otorga el derecho a un voto en cualquier Asamblea de Accionistas.
Cualquier accionista puede solicitar del Consejo de Administración el cambio de cualquiera de los títulos definitivos ya emitidos a su favor, por uno o más títulos nuevos, siempre y cuando el número total de acciones amparadas por el o por los nuevos títulos sea igual al

número total de acciones amparadas por el título cancelado. El costo de cualquier canje de títulos definitivos solicitado por un accionista será por cuenta de dicho accionista.

En los casos de pérdida, robo, extravío o destrucción de cualquier título definitivo de acciones, la emisión de un duplicado de tal título estará sujeta a las estipulaciones del capítulo uno, título uno, de la Ley General de Títulos y Operaciones de Crédito y, mientras se expide el título, la Sociedad reconocerá a quien esté inscrito como accionista en el Libro de Registro de Acciones y Capital.

En caso de aumento del capital social, los accionistas tendrán derecho preferente, en proporción al número de acciones de que sean propietarios, para suscribir dicho aumento.

Los accionistas deberán ejercitar este derecho dentro de los 15 (quince) días naturales siguientes a la publicación en el periódico oficial del domicilio de la sociedad, del acuerdo de la Asamblea sobre el aumento de capital social.

El procedimiento para el ejercicio del derecho de retiro de los tenedores de acciones de la parte variable, además de ceñirse a lo ordenado en los artículos 220 y 221 de la Ley General de Sociedades Mercantiles, se sujetará a que el reembolso correspondiente se pague conforme al valor que resulte más bajo de los siguientes: El 95% (noventa y cinco por ciento) del valor de cotización en Bolsa, obtenido del promedio de operaciones que se hayan efectuado durante los 30 (treinta) días en que se hayan cotizado las acciones de la emisora, previos a la fecha en que el retiro deba surtir sus efectos, o bien el valor contable de las acciones, de acuerdo al estado de posición financiera correspondiente al cierre del ejercicio en que la separación deba surtir sus efectos, previamente aprobado por la Asamblea General de Accionistas.

El pago del reembolso será exigible a la sociedad, a partir del día siguiente a la celebración de la Asamblea General Ordinaria de Accionistas que haya aprobado el estado de posición financiera correspondiente al ejercicio en que el retiro deba surtir sus efectos.

En todos los casos en que se reduzca el capital social, mediante reembolso a los accionistas aún cuando sea la parte variable y por el ejercicio del derecho de retiro a que se refiere el párrafo anterior, se deberán hacer las publicaciones a que se refiere el Artículo Noveno de la Ley General de Sociedades Mercantiles.

En el supuesto de que la Asamblea General Extraordinaria de Accionistas resuelva sobre la emisión de acciones de la Serie "L", dicha Serie estará integrada por acciones de voto restringido y otros derechos corporativos limitados, en los términos de los estatutos sociales, que en ningún momento representarán más del 25% (veinticinco por ciento) del capital social que se coloque entre el público inversionista, del total de acciones que se encuentren colocadas en el mismo, a menos que la Comisión Nacional Bancaria y de Valores autorice la ampliación de dicho porcentaje cuando el mismo esté representado por acciones sin derecho a voto, con la limitante de otros derechos corporativos o por acciones de voto restringido, que sean convertibles en acciones ordinarias en un plazo no mayor a cinco años, contado a partir de su colocación. Para la determinación de los porcentajes referidos no se considerarán las acciones o títulos fiduciarios que las representen y que, en razón de la nacionalidad del titular, limiten el derecho de voto en cumplimiento de las disposiciones legales aplicables en materia de inversión extranjera.

Las acciones sin derecho a voto no se computarán para efectos de determinar el quórum de las Asambleas de Accionistas, en tanto que las acciones de voto restringido o limitado únicamente computarán para determinar el quórum y las resoluciones en las Asambleas de Accionistas a las que deban ser convocados sus tenedores para ejercer su derecho de voto.

Previa autorización de la Secretaría de Comercio y Fomento Industrial, las acciones Serie "L" de voto restringido y otros derechos corporativos limitados se considerarán inversión neutra, que no se computará para el efecto de determinar el monto y proporción de la participación de inversionistas extranjeros en el capital social, en los términos de lo dispuesto por los artículos 18 y 20 de la Ley de Inversión Extranjera.

Cada acción de la Serie "L" conferirá a su titular exclusivamente los siguientes derechos:
(1) Asistir y votar a razón de un voto por acción, única y exclusivamente en las Asambleas Especiales de dicha serie "L".
(2) Asistir y votar a razón de un voto por acción, única y exclusivamente, en lo conducente, en las Asambleas Extraordinarias de Accionistas que se reúnan para tratar los siguientes asuntos:
(a) Transformación de la Sociedad.
(b) Fusión con otra sociedad o sociedades.
(c) Escisión de la Sociedad.
(d) Disolución anticipada de la Sociedad.
(e) Cancelación de la inscripción de las acciones de la Sociedad en la Sección de Valores del Registro Nacional de Valores e Intermediarios y en otras bolsas de valores nacionales o extranjeras en las que se encuentran registrados, excepto de sistemas de cotización u otros mercados no organizados como bolsas de valores, y.
(f) Reforma a la cláusula decimoprimera de estos estatutos, relativo a la cancelación de la inscripción de las acciones de la Sociedad, en la Sección de Valores del Registro Nacional de Valores e Intermediarios.

(3) Designar, substituir y revocar nombramientos de miembros del Consejo de Administración como sigue:
(a) En los términos de lo previsto en el cuarto párrafo de la fracción III del artículo 14 Bis 3 de la Ley del Mercado de Valores, toda minoría de tenedores de acciones de la Serie "L" que represente por lo menos un 10% (diez por ciento) del capital social, en una o ambas series accionarias, tendrá derecho de designar, substituir o revocar, por lo menos, a un Consejero y su respectivo suplente, que únicamente podrá suplir al miembro propietario de que se trate.

Este derecho deberá de ejercitarse mediante notificación por escrito dirigida al Presidente del Consejo de Administración o al Secretario del propio Consejo, que se presente con cuando menos dos días hábiles de anticipación a la fecha en que hubiese sido convocada la Asamblea Ordinaria de Accionistas para designar, ratificar o revocar nombramientos de miembros del Consejo de Administración.

(b) A falta de la designación de los dos Consejeros de minorías indicada, en virtud de que las acciones de la Serie "L" no pueden representar más del 25% del capital social, las acciones de la Serie "L" por resolución que sea adoptada por una Asamblea Especial, tendrán derecho de designar, substituir o revocar el nombramiento de dos Consejeros Propietarios y sus respectivos suplentes; designación, substitución o revocación que se hará por el voto mayoritario de las acciones Serie "L", representadas en la Asamblea Especial de que se trate, y cuya resolución se notificará a la Asamblea Ordinaria de Accionistas en los términos que acuerde la Asamblea Especial correspondiente.

(c) A falta de la designación de uno de los dos Consejeros de minorías indicada, en virtud de que las acciones de la Serie "L" no pueden representar más del 25% (veinticinco por ciento) del capital social, las acciones de la Serie "L", por resolución que sea adoptada por una Asamblea Especial, excluyendo tanto para quórum de instalación como para resolución a las acciones de la Serie "L" que hubiesen ejercitado su derecho de minorías a que se refiere el punto (a) inmediato anterior, tendrán derecho de designar, substituir o revocar el nombramiento de un miembro propietario del Consejo y su respectivo suplente; designación,

substitución o revocación que se hará por el voto mayoritario de las acciones Serie "L" representadas en la Asamblea Especial de que se trate, y cuya resolución se notificará a la Asamblea Ordinaria de Accionistas, en los términos que acuerde la Asamblea Especial correspondiente.

(4) Los titulares de acciones Serie "L" que representen cuando menos un diez por ciento del capital social, podrán designar un Comisario.

(5) Los nombramientos de Consejeros y Comisario nombrados por accionistas de la Serie "L" solo podrán revocarse cuando se revoque el de todos los demás.

(6) Siempre que estén liberadas, los mismos derechos patrimoniales o pecuniarios que las acciones comunes u ordinarias, incluyendo sin limitación alguna la participación en las utilidades, dividendos, reembolsos por reducción de capital o por liquidación, amortización con utilidades repartibles o en cualquier otra distribución y el derecho preferente para suscribir proporcionalmente las nuevas acciones que se emitan, para pago en efectivo o en especie, con el fin de mantener su respectiva participación porcentual dentro de dicha Serie "L" y el capital social.

Para que una Asamblea Ordinaria se considere legalmente reunida, en virtud de primera convocatoria deberá estar representada, por lo menos, la mitad del capital social. Tratándose de segunda o ulterior convocatoria, la Asamblea Ordinaria se instalará cualquiera que sea el número de acciones representadas.

Para que una Asamblea Extraordinaria se considere legalmente reunida en virtud de *primera convocatoria, deberán estar representadas por lo menos, las tres cuartas partes* del capital social, salvo en el caso que dicha Asamblea trate sobre la cancelación de la inscripción de las acciones en el Registro Nacional de Valores e Intermediarios o de la modificación a la cláusula decimaprimera de estos los estatutos sociales, en cuyo caso, se requerirá que esté representado en la Asamblea el noventa y cinco por ciento del capital social, ya sea que se trate de primera o ulteriores convocatorias. En caso de segunda o ulterior convocatoria, la Asamblea Extraordinaria se instalará legalmente si en ella está representado por lo menos el cincuenta por ciento del capital social.

En las Asambleas cada acción dará derecho a un voto. Las resoluciones serán tomadas por mayoría de votos de los presentes, tratándose de Asambleas Ordinarias. Si se trata de Asamblea Extraordinaria, las resoluciones serán válidas si son aprobadas por accionistas que representen la mitad del capital social.

Las votaciones serán económicas, salvo acuerdo en contrario de los asistentes. En caso de empate, se repetirá la votación y si resulta nuevamente empatada, se reservará el asunto para la próxima sesión.

Para que una Asamblea General Extraordinaria de Accionistas, convocada para tratar asuntos en los que las acciones de la Serie "L" tengan derecho de voto, se considere legalmente reunida por virtud de primera convocatoria, deberá estar representado en ella por lo menos el 75% (setenta y cinco por ciento) del capital social y, en adición a lo previsto en el párrafo siguiente, sus resoluciones serán válidas cuando se tomen por el voto favorable de acciones que representen cuando menos el 50% (cincuenta por ciento) del capital social. En caso de segunda o ulterior convocatoria, las Asambleas Generales Extraordinarias de Accionistas convocadas para tratar asuntos en los que las acciones de la Serie "L" tengan derecho de voto, podrán celebrarse válidamente si en ellas está representado cuando menos el 50% (cincuenta por ciento) del capital social y sus resoluciones serán válidas si se toman por el voto favorable de acciones que representen

cuando menos el 50% (cincuenta por ciento) del capital social, sujeto a lo previsto en el párrafo siguiente.

Para que las resoluciones adoptadas en las Asambleas Extraordinarias de Accionistas, reunidas por virtud de primera o ulteriores convocatorias para tratar algunos de los asuntos en los que tengan derecho de voto las acciones de la Serie "L", sean válidamente acordados, se requerirá, en adición a los requisitos establecidos en el párrafo anterior, que las mismas sean aprobadas por la mayoría de las acciones comunes u ordinarias en que se divida el capital social. Asimismo se requerirá de la aprobación de la Asamblea Especial de Accionistas de la Serie "L" para que sean válidas las resoluciones de las Asambleas Generales Extraordinarias relativas a la cancelación de la inscripción de las acciones de la Serie "L" de la Sociedad en la Sección de Valores del Registro Nacional de Valores e Intermediarios y en bolsas de valores nacionales o extranjeras en las que se encuentren registradas, excepto en el caso de sistemas de cotización u otros mercados no organizados como bolsas de valores.

Las Asambleas Especiales que celebren los accionistas tenedores de acciones de la Serie "L", con el objeto de:
(a) Elegir a dos miembros del Consejo de Administración en los términos de lo previsto en los estatutos sociales, y.
(b) Aprobar la cancelación de la inscripción de las acciones de la Serie "L" de la Sociedad en la Sección de Valores del Registro Nacional de valores e Intermediarios y en otras bolsas de valores nacionales o extranjeras en las que se encuentren registrados, excepto en el caso de sistemas de cotización u otros mercados no organizados como bolsas de valores.

Se regirán por las disposiciones establecidas por los estatutos sociales y en la Ley General de Sociedades Mercantiles, para las Asambleas Generales Ordinarias citadas en segunda convocatoria, en cuanto al quórum para instalación, adopción de resoluciones y demás aspectos relativos.

Todo accionista o grupo de accionistas que represente en la Asamblea, cuando menos el diez por ciento de las acciones que integran el capital social, tendrá derecho a designar un Consejero Propietario y su respectivo suplente. Si alguno o algunos accionistas, haciendo uso de este derecho designaren Consejeros, los Consejeros restantes serán nombrados por los demás accionistas por simple mayoría de los votos por ellos representados.

Si al designarse al Comisario propietario hubiere en la Asamblea una minoría que represente cuando menos un diez por ciento del capital social, dicha minoría podrá nombrar a otro Comisario propietario.

Para cambiar los derechos asociados a las acciones se requeriría modificar los estatutos de la sociedad mediante una Asamblea Extraordinaria de Accionistas.

La sociedad se regirá en todo lo que no esté previsto en los estatutos sociales; por las disposiciones de la Ley General de Sociedades Mercantiles y del artículo 14 Bis 3 de la Ley del Mercado de Valores, mientras la sociedad mantenga la inscripción de sus acciones en el Registro Nacional de Valores.

Cláusulas Estatutarias que Limiten o Restrinjan a la Administración o a sus Accionistas

La Sociedad no podrá llevar a cabo ningún tipo de negocios ni podrá contratar con sus accionistas ni con familiares de sus accionistas, así como tampoco con sus subsidiarias y/o

afiliadas ni con los accionistas de éstas, sin la autorización previa del Consejo de Administración otorgada mediante resolución adoptada en una Sesión de dicho Consejo.

Cuando una persona o grupo de personas pretenda adquirir o adquiera en una o varias operaciones, simultáneas o sucesivas, directa o indirectamente, un 10% (diez por ciento) o más de las acciones que representen el capital social, en un periodo no mayor a 12 (doce) meses, deberán informar al Consejo de Administración y al público inversionista de tal propósito o hecho y en cualquier caso la intención con que se realiza la inversión. En caso de que el accionista o grupo de Accionistas modificare la intención relativa a su inversión en la sociedad, deberá de informarlo de inmediato al Consejo de Administración y al público inversionista, indicando la nueva intención de las adquisiciones accionarias.

Cuando una persona o un grupo de personas propietarias del 30% (treinta por ciento) o más de las acciones emitidas y pagadas de la sociedad, pretenda adquirir mediante una o varias operaciones, simultáneas o sucesivas, directa o indirectamente, un número de acciones equivalente al 5% (cinco por ciento) o sus múltiplos (esto es cinco, diez, quince, etc. por ciento) de capital social pagado adicional al porcentaje del que ya fuera propietario, deberá solicitar la autorización del Consejo de Administración y avisarlo al público inversionista con cuando menos treinta días naturales, antes de la realización de cada operación. Dicho aviso deberá manifestar la intención con que se pretende realizar dicha inversión. El Consejo de Administración contará con un plazo no mayor a treinta días naturales a partir de que hubiere recibido la solicitud correspondiente para otorgar o negar la autorización que para adquirir acciones se refiere el párrafo anterior.

En el análisis que realice el Consejo de Administración para otorgar o negar la autorización correspondiente, deberá considerar, entre otros criterios:

a) La protección de la sociedad, entendiendo por esto la salvaguarda y el cumplimiento de *los compromisos que la sociedad tiene en las diversas comunidades en que opera*, incluyendo a los acreedores, proveedores, clientes y autoridades, con quienes está relacionada.

b) La equidad con que en la operación se trata a todos los accionistas de la sociedad, y la protección adecuada a los accionistas que integran el público inversionista.

El Consejo podrá negar la autorización en caso de que la operación en su concepto, no reúna los criterios arriba señalados.

Si durante los treinta días naturales siguientes a la presentación al Consejo de la solicitud de compra, aparecieren otros interesados en adquirir las acciones, el Consejo de Administración podrá extender el periodo para otorgar o negar su autorización para permitir que se facilite un proceso de formación de precio competitivo y se mejore el valor de las ofertas.

Por valor se deberá entender todas las contraprestaciones que se ofrezcan para inducir la realización de la operación e incluirá necesariamente los pagos en efectivo y en especie, además de considerar los términos y condiciones de las ofertas.

El Consejo preferirá en todo caso recomendar aquella oferta que, reuniendo los criterios antes descritos, represente un mayor valor a los accionistas. En caso de que las ofertas contengan elementos diversos, el Consejo podrá contratar a expertos externos que le rindan opiniones contables, legales, financieras y de negocios, que versen sobre la razonabilidad, legalidad y conveniencia a los accionistas de las distintas ofertas y auxilie al Consejo a determinar aquella que represente un mayor valor.

En caso de duda el Consejo de Administración podrá convocar a la Asamblea de Accionistas para que resuelva respecto a la mejor oferta porque represente un mayor valor a los accionistas.

La sociedad no considerará como dueño de las acciones, y por ende, no reconocerá como accionistas, a aquellas personas que no hubieren cumplido los requisitos previstos en este apartado Seis, y en consecuencia, les negará la inscripción en el Libro de Registro.

El Consejo de Administración tiene la facultad de designar a una o varias personas responsables de la adquisición y colocación de acciones propias. En ningún caso las operaciones de adquisición y colocación de acciones propias podrán dar lugar a que se excedan los porcentajes autorizados conforme la fracción II del artículo 14 Bis 3 de la Ley del Mercado de Valores, tratándose de acciones distintas a las ordinarias, ni a que se incumplan los requisitos de mantenimiento de la inscripción en el listado de valores de la bolsa en que coticen.,

Será facultad indelegable del Consejo de Administración aprobar: (i) las operaciones que se aparten del giro ordinario de negocios y que pretendan celebrarse entre la sociedad y sus socios, con personas que formen parte de la administración de la sociedad o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario; (ii) la compra o venta del diez por ciento o más del activo; (iii) el otorgamiento de garantías por un monto superior al treinta por ciento de los activos, así como (iv) operaciones distintas de las anteriores que representen más del uno por ciento del activo de la sociedad.

Los miembros del Consejo de Administración serán responsables de las resoluciones a que lleguen con motivo de los asuntos a que se refiere el inciso anterior, salvo en el caso establecido por el artículo 159 de la Ley General de Sociedades Mercantiles.

El Consejo de Administración tiene la facultad de aprobar o autorizar la adquisición, enajenación o el ejercicio de retiro, de las acciones de las empresas en las que participe mayoritariamente la Sociedad. Sin embargo, se requerirá la autorización previa de la Asamblea General Ordinaria de Accionistas, en los supuestos siguientes:
1) Cuando el valor de adquisición de las acciones de otra sociedad, en una o varias adquisiciones simultáneas o sucesivas, excede del 20% (veinte por ciento) del capital contable de la Sociedad, según el último estado de posición financiera;
2) Cuando el valor de una o varias enajenaciones simultáneas o sucesivas de acciones de otras empresas, excedan del 20% (veinte por ciento) del capital contable según el último estado de posición financiera;
3) Cuando el ejercicio del derecho de retiro, sobre empresas controladas por la Sociedad, en uno o varios actos, simultáneos o sucesivos, el valor del reembolso de acciones exceda del 20% (veinte por ciento) del capital contable de la Sociedad según el último estado de posición financiera;

Esta autorización previa de la Asamblea General Ordinaria de Accionistas no será necesaria, cuando las actividades de las empresas de que se adquieran sus acciones, sean coincidentes con las actividades de la Sociedad, referentes a la industria, el comercio o a los servicios; cuando las acciones que se enajenan sean de empresas cuyas actividades industriales, comerciales o de servicios coincidan con las actividades de la Sociedad y no se pierda el control sobre las mismas; y/o cuando se ejerza el derecho de retiro en empresas con actividades industriales, comerciales o de servicios similares a la Sociedad y no se pierda el control sobre aquellas.

Los socios extranjeros actuales o futuros de la sociedad se obligan formalmente con la Secretaría de Relaciones Exteriores a considerarse como nacionales respecto de las acciones de la Sociedad que adquieran o de que sean titulares, así como de los bienes, derechos, concesiones, participaciones o intereses de que sea titular la Sociedad, o bien de los derechos y obligaciones que deriven de los contratos en que sea parte la propia Sociedad con autoridades mexicanas, y a no invocar, por lo mismo, la protección de sus Gobiernos, bajo la pena, en caso contrario, de perder en beneficio de la Nación las participaciones sociales que hubieren adquirido.

Facultades del Consejo de Administración Contenidas en los Estatutos Sociales

El Consejo de Administración tendrá las más amplias facultades reconocidas por la Ley a un mandatario general para celebrar todo tipo de contratos y para realizar toda clase de actos y operaciones que por ley o por disposición de los estatutos sociales no estén reservados a la Asamblea de Accionistas, así como para administrar y dirigir los negocios de la Sociedad para realizar todos y cada uno de los objetos sociales de la misma y para representar a la Sociedad ante toda clase de personas y de autoridades, sean éstas judiciales, laborales o administrativas, federales, estatales o municipales.

El Consejo de Administración tendrá poder general para pleitos y cobranzas, actos de administración y dominio, en los términos de los tres primeros párrafos del artículo dos mil quinientos cincuenta y cuatro del Código Civil para el Distrito Federal y de los correlativos de los Códigos Civiles para los Estados, gozando aún de aquellas facultades que requieran cláusula especial conforme a la Ley, sin limitación alguna a las cuales se refieren los artículos dos mil quinientos setenta y cuatro, dos mil quinientos ochenta y dos, dos mil quinientos ochenta y siete y dos mil quinientos noventa y tres del Código Civil para el Distrito Federal y sus artículos correlativos de los Códigos Civiles para los Estados. Los estatutos sociales conceden al Consejo de Administración las siguientes facultades que se enumeran de manera enunciativa pero no limitativa:
1. Articular y absolver posiciones, recusar, comprometer en árbitros o arbitradores, transigir y celebrar convenios judiciales, desistirse aún del juicio de amparo, subastar y aceptar adjudicaciones de bienes, consentir resoluciones judiciales, presentar y ratificar denuncias, querellas y acusaciones de carácter de penal y coadyuvar con el Ministerio Público.
2. Poder general para administrar bienes, con toda clase de facultades administrativas.
3. Poder general para ejercer actos de dominio respecto de todos los bienes muebles e inmuebles y derechos de la Sociedad, sin limitación alguna.
4. Poder para otorgar y suscribir títulos de crédito en los términos de los artículos noveno y décimo de la Ley General de Títulos y Operaciones de Crédito.
5. Poder para otorgar y revocar poderes generales o especiales para pleitos y cobranzas, actos de administración, actos de dominio, títulos de crédito, con todas o algunas de las facultades mencionadas en esta cláusula. Asimismo se faculta al Consejo de Administración para sustituir la facultad para otorgar poderes generales y especiales dentro del límite de sus facultades.
6. Facultades para:
(a) Establecer sucursales, oficinas o agencias en cualquier lugar de la República Mexicana y del Extranjero y suprimirlas.
(b) Abrir y cancelar cuentas bancarias o con cualquier otro intermediario financiero, así como para hacer depósitos y girar contra ellas.
(c) Nombrar y remover libremente a un Presidente Ejecutivo de la Compañía, uno o más Vicepresidentes Ejecutivos, al Director o Gerente General, a otros Directores o Gerentes de la Sociedad y fijarles sus poderes, obligaciones, garantías, atribuciones y emolumentos, y ejercitar estas mismas facultades respecto de los demás funcionarios y apoderados de la Sociedad.

(d) Sin perjuicio de las facultades de la Asamblea, nombrar y remover al o a los Auditores Externos de la Sociedad y convenir los honorarios correspondientes.
(e) Convocar a las Asambleas Generales de Accionistas proponiendo los asuntos que deban incluirse en el Orden del Día.
Delegar las facultades que estime convenientes en cualquier persona, sea o no miembro del Consejo de Administración, o en comités formados por dos o más personas, sean o no miembros de dicho Consejo, y revocar tales delegaciones y determinar, en su caso, los emolumentos correspondientes.

Será facultad indelegable del Consejo de Administración aprobar: (i) las operaciones que se aparten del giro ordinario de negocios y que pretendan celebrarse entre la sociedad y sus socios, con personas que formen parte de la administración de la sociedad o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario; (ii) la compra o venta del diez por ciento o más del activo; (iii) el otorgamiento de garantías por un monto superior al treinta por ciento de los activos, así como (iv) operaciones distintas de las anteriores que representen más del uno por ciento del activo de la sociedad.

(g) Aprobar o autorizar la adquisición, enajenación o el ejercicio de retiro, de las acciones de las empresas en las que participe mayoritariamente la Sociedad.
Además, se requerirá la autorización previa de la Asamblea General Ordinaria de Accionistas, en los supuestos siguientes:
1) *Cuando el valor de adquisición de las acciones de otra sociedad, en una o*
varias adquisiciones simultáneas o sucesivas, excede del 20% (veinte por ciento) del capital contable de la Sociedad, según el último estado de posición financiera; no obstante lo anterior, no se requerirá la aprobación de la Asamblea General Ordinaria de Accionistas aquí prevista, cuando las actividades de las empresas de que se adquieran sus acciones, sean coincidentes con las actividades de la Sociedad, referentes a la industria, el comercio o a los servicios.
2) Cuando el valor de una o varias enajenaciones simultáneas o sucesivas de acciones de otras empresas, excedan del 20% (veinte por ciento) del capital contable según el último estado de posición financiera; no se requerirá la autorización previa de la Asamblea General Ordinaria de Accionistas referida, cuando las acciones que se enajenan sean de empresas cuyas actividades industriales, comerciales o de servicios coincidan con las actividades de la Sociedad y no se pierda el control sobre las mismas.
3) Cuando el ejercicio del derecho de retiro, sobre empresas controladas por la Sociedad, en uno o varios actos, simultáneos o sucesivos, el valor del reembolso de acciones exceda del 20% (veinte por ciento) del capital contable de la Sociedad según el último estado de posición financiera; sin embargo, no será necesaria la autorización previa de la Asamblea General Ordinaria, cuando se ejerza el derecho de retiro en empresas con actividades industriales, comerciales o de servicios similares a la Sociedad y no se pierda el control sobre aquellas.
(h) Determinar el sentido en que deben ser emitidos los votos, en las Asambleas Generales Ordinarias y Extraordinarias de las empresas en las que la Sociedad detente la mayoría de las acciones.
(i) En su caso, aprobar la adquisición de acciones de la Sociedad, así como su posterior colocación entre el público inversionista. Esta facultad no podrá delegarla el Consejo de Administración a ningún comité, persona o funcionario de la Sociedad.

Será facultad del Consejo de Administración designar una o varias personas responsables de la adquisición y colocación de acciones propias.

Administradores y Accionistas

Consejo de Administración. El Consejo de Administración de Geo está integrado por 11 consejeros propietarios y 4 suplentes los cuales se eligen anualmente en la Asamblea General Ordinaria de Accionistas y son responsables de la administración de los negocios de la Compañía. Los estatutos de Geo establecen que el Consejo de Administración debe consistir de por lo menos 5 miembros. Los miembros del Consejo de Administración no requieren ser accionistas. Durarán en su cargo un año y podrán ser reelectos. De conformidad con las leyes mexicanas, Geo debe tener por lo menos un comisario propietario, quien es elegido por los accionistas en la Asamblea General Ordinaria de Accionistas. La función principal del comisario es informar a los accionistas de Geo en la Asamblea General Anual Ordinaria de Accionistas la precisión de los estados financieros presentados por el Consejo de Administración. De conformidad con las leyes mexicanas, el comisario también está facultado para: (i) convocar a Asambleas Ordinarias o Extraordinarias de Accionistas; (ii) hacer que se inserten en el orden del día de las Asambleas de Accionistas o en las sesiones del Consejo de Administración los puntos que considere pertinentes; (iii) asistir a las Asambleas de Accionistas o a las sesiones del Consejo de Administración con voz pero sin voto, a las cuales deberán ser citados; y (iv) en general, vigilar ilimitadamente y en cualquier tiempo las operaciones de la Compañía. El comisario también puede solicitar informes mensuales al Consejo de Administración en relación con aspectos importantes relativos a los asuntos de la Compañía, incluida la situación financiera.

La tabla siguiente muestra la relación de los actuales consejeros de Corporación Geo, quienes fueron electos en la Asamblea General Extraordinaria de Accionistas del 28 de abril de 2000:

Nombre	Cargo	Fecha de inicio de funciones
Luis Orvañanos Lascurain	Presidente, patrimonial interno	14/11/1986
Carlos García Vélez y Cortazar	Consejero, patrimonial, interno	14/11/1986
Roberto Cruz y Serrano	Consejero, patrimonial, interno	14/11/1986
Miguel Angel Gómez Mont Urueta	Consejero, patrimonial, interno	10/08/1988
Alfredo Abdeljalek Carrasco	Consejero, patrimonial, independiente	14/11/1986
Emilio Cuenca Friederichsen	Consejero, patrimonial, interno	14/11/1986
José Manuel Agudo Roldán	Consejero, independiente	10/08/1988
José Carral Escalante	Consejero, independiente	04/05/1994
John D. O´Donnell	Consejero, independiente	04/05/1994
Francisco Arellano Benítez	Consejero, interno	27/04/1995
Davis Casares Arrangoiz	Consejero, independiente	30/04/2001
Alejandro García Alcocer †	Consejero Suplente	30/04/1998
Ricardo Morales Tardos	Consejero Suplente	30/04/1998
Víctor Segura Gómez	Consejero Suplente interno	30/04/1998
Antonio González Dueñes	Consejero Suplente	30/04/1998
Tomás Lozano Molina	Secretario	27/04/1995
María Eugenia Fernández Bustelo Ríos	Prosecretario	30/04/1998
Joaquín Gómez Alvarez	Comisario	28/04/2000
Ramón Arturo García Chávez	Comisario Suplente	14/11/1986

El grado de institucionalidad de la empresa se refleja en que no existen vínculos familiares entre los directores de la compañía y/o accionistas que detenten más del 0.5% del total de las acciones de la Empresa.


Composición del Consejo del Administración
Directores Internos 55%
Directores Externos 45%

A continuación se presenta una breve biografía de los consejeros de la Compañía.

Luis Orvañanos Lascurain, Director General y Presidente, (57)
El Señor Orvañanos fundó GEO en 1973. La experiencia de Luis incluye la fundación de más de 31 compañías de construcción y promoción de vivienda, habiendo vendido más de 185,000 casas en total. El Señor Orvañanos es actualmente miembro del Consejo de Administración de Afore Santander Mexicano, Hipotecaria Su Casita e Hipotecaria Financiamiento Azteca. El señor Orvañanos es egresado de la Universidad Iberoamericana de la carrera de Arquitectura.

Miguel Gómez-Mont Urueta, Vicepresidente Ejecutivo, (49)
Miguel Gómez-Mont ha sido empleado de GEO por 13 años y tiene 10 años de experiencia adicional en la industria de la vivienda. Miguel Gómez-Mont es actualmente Presidente de la Federación Nacional de Promotores de Vivienda (PROVIVAC) y ha sido miembro de varias instituciones como CANACO, CNIC y COPARMEX. El Sr. Gómez-Mont es egresado de la carrera de Ingeniería Industrial de la Universidad Iberoamericana y tiene una maestría en Administración de Empresas del Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM). Miguel Gómez Mont ocupa un puesto dentro del Consejo Nacional de Vivienda que encabeza el Presidente Vicente Fox.

Roberto Cruz y Serrano, Vicepresidente de Tecnología y Construcción, (57)
Roberto Cruz ha sido empleado de GEO desde su fundación y ha detentado varios puestos dentro de la Compañía, incluyendo la de Director de Arquitectura y Construcción, Director del Departamento de Diseño, Director del Departamento de Presupuestos, Director de Planeación Técnica, Director de Construcción y Director General Corporativo. Roberto Cruz es egresado de la Universidad Iberoamericana, de la carrera de Arquitectura y tiene una maestría en Arquitectura y Tecnología de la Universidad Nacional Autónoma de México (UNAM). Asimismo, ha participado en varios cursos de post-grado en la Universidad de Madrid y en la "Agence pour la Coopération Technique Industrielle et Economique in France".

Emilio Cuenca Friederichsen, Vicepresidente Legal, (70)
Emilio Cuenca ha sido empleado de GEO desde hace 16 años. Ha sido auditor y banquero por más de 30 años. El Sr. Cuenca fue miembro del Consejo de Administración y Director de Crédito Hipotecario del Sur para Banca Cremi, y ha sido consejero de Crédito Hipotecario del Sur, Banca Cremi, Crédito Afianzador,

Casa de Bolsa Cremi, Arrendadora Cremi, Cremicor, Inmobiliaria Habitat, Inmobiliaria Las Fuentes y FOVI, entre otras. El Sr. Cuenca es egresado de la UNAM de la carrera de Contaduría Pública.

Carlos García-Vélez y Cortázar, Vicepresidente de Arquitectura y Diseño, (52)
Carlos García-Vélez ha sido empleado de GEO desde hace 27 años. Como principal diseñador y arquitecto de la Compañía, ha sido responsable de la creación de los sistemas "La Morada" y "GEOmorada". Carlos García Vélez es el Director del Consejo Internacional de Arquitectos de la Américas, ha escrito 45 publicaciones a nivel Nacional e internacional y ha recibido más de 14 premios en México y en el extranjero. Carlos García Vélez, es egresado de la Universidad Anáhuac y tiene una maestría en Diseño de la Universidad de Harvard.

Francisco Arellano Benítez, Vicepresidente de Operaciones, (47)
Francisco Arellano ha sido empleado de GEO desde hace 27 años. Ha detentado varios puestos en la Compañía durante los últimos 13 años, es responsable de la planeación, ejecución y control de las operaciones físicas de GEO. Francisco Arellano, es egresado de la UNAM de la carrera de Arquitectura.

Víctor Segura Gómez, Vicepresidente de Administración y Finanzas, (48)
Víctor Segura ha sido empleado de GEO desde hace 13 años. Ha ocupado varios puestos, tales como subdirector de administración y finanzas, Director de varias subsidiarias y Director de Finanzas. Víctor Segura ha sido el diseñador de programas estratégicos corporativos como la "Fábrica de Casas", "Fábrica de Clientes" así como de los "Programas de Bursatilización". Tiene amplia experiencia en Finanzas Corporativas adquirida a lo largo de su trabajo por diferentes instituciones. Víctor Segura es egresado de la ESCA, del Instituto Politécnico Nacional, de la carrera de Contaduría Pública.

Ricardo Morales Tardos, Director General, (46)
El Sr. Morales ha sido empleado de GEO por 12 años y ha sido director de seis subsidiarias. El Sr. Morales se tituló como Ingeniero de la Universidad Ibero Americana (UIA) y detenta un diploma de Administración de Empresas del Instituto Panamericano de Alta Dirección de Empresas (IPADE).

Alejandro García Alcocer, Director General, (54) †
El Sr. García fue empleado de GEO por 19 años. Fue fundador y Presidente de la empresa constructora GAOR, antes de ser adquirida por GEO además de haber dirigido dos subsidiarias del grupo. El Sr. García detentó el título de Ingeniero Civil otorgado por la Universidad Nacional Autónoma de Querétaro.

Antonio González Dueñes, Director General, (48)
El Sr. González ha sido empleado de GEO por 4 años y fue el fundador y Presidente de la empresa constructora FACIL, antes de ser adquirida por GEO. El Sr. González ha sido además director de dos subsidiarias del Grupo. Él Detenta el título de Ingeniero Civil de la Universidad Iberoamericana (UIA), un MBA del Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM), y un Diploma de Administración de Empresas del Instituto Panamericano de Alta Dirección de Empresas (IPADE).

Alfredo Abdeljalek Carrasco, Director Externo, (55)
El Sr. Abdeljalek fue empleado de GEO por 18 años. Antes de su retiro, el Sr. Abdeljalek trabajó como Vicepresidente de Finanzas y Administración y detenta el título de Contador Público del Instituto Tecnológico Autónomo de México (ITAM).

José Manuel Agudo Roldán, Director Externo, (56)
El Sr. Agudo ha sido miembro del consejo de Administración desde 1995 y es el Presidente de Hipotecaria Su Casita y miembro directivo de Softec, empresa dedicada a la investigación de mercado. Ha sido Presidente de la Unión Interamericana para la Vivienda y de PROVIVAC. El Sr. Agudo detenta el título de Arquitecto de la Universidad Nacional Autónoma de México (UNAM) y una maestría en finanzas del IBAFIN.

José Carral Escalante, Director Externo, (79)
El Señor Carral ha sido miembro del Consejo de Administración desde 1994 y es miembro de la firma Carral Rubio del Cueto, S. C.. El Sr. Carral cuenta con 37 años de experiencia internacional en la banca y ha

formado parte de más de 35 Consejos de Administración. El Sr. Carral detenta el título de Licenciado en Derecho y varios diplomas de las universidades Berkeley, en California y La universidad de Nueva York.

John D. O'Donnell, Director Externo, (68)
El Sr. O'Donnell ha sido miembro del Consejo de Administración desde 1993 y es fiduciario del Instituto Urbano y de la Tierra. Así mismo, el Sr. O'Donnell es fundador, Presidente del Consejo y Director Ejecutivo de la Organización O'Donnell, institución de bienes raíces localizada en California.

David Casares Arrangoiz, Consejero Externo (57)
El Sr. Casares, es miembro del Consejo de Administración desde 2001, y es socio fundador del despacho Praxis Asesores Corporativos, S. C.. Con 31 años de experiencia ha sido asesor de Apasco, 3m de México, Bital, Casa de Bolsa Inverlat, Alsthom, Kimberly Clark de México, Nafinsa, Seguros Monterrey, Siemens de México y Suburbia entre otras. El Sr. Casares es doctor en psicología por la Universidad Iberoamericana y ha realizado estudios de posgrado en la Universidad de Texas, "University Associates" de San Diego y la Universidad Latino Americana.

Joaquín Gómez Álvarez, Comisario, (59)
El Sr. Gómez Alvarez es Socio Director y miembro del Consejo de Administración de Deloitte & Touche, Tohmatsu, México. Cuenta con 34 años de experiencia en el negocio de la contabilidad, habiendo presidido el Instituto Mexicano de Contadores Públicos. El Sr. Gómez Alvarez detenta el título de Contador público del Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM).

Los consejeros durarán en su cargo por el término que determine la Asamblea General Ordinaria de Accionistas que los elija, y continuarán en sus funciones mientras no tomen posesión de su cargos las personas designadas para sustituirlos y podrán ser reelectos.
No se requerirá ser accionista para poder ser designado Consejero propietario o suplentes. La misma asamblea decidirá si se nombran Consejeros suplentes y el régimen de suplencia.

Por otro lado cabe mencionar que no existen comités de auditoría, compensaciones u otros, ni existen fideicomisos en los que se limiten o restrinjan los derechos corporativos que confieren las acciones.

Asimismo, no existen cláusulas estatutarias o acuerdos entre accionistas que limiten o restrinjan a la Administración de la compañía o a sus accionistas.

De igual manera, se informa que existe un órgano de administración intermedio denominado "Comité Ejecutivo", que está integrado por los señores: Luis Orvañanos Lascurain, Miguel Gómez- Mont Urueta, Emilio Cuenca Friederichsen, Víctor Segura Gómez, Roberto Cruz y Serrano, Carlos García Vélez y Cortazar y Francisco Arellano Benítez, todos ellos pertenecientes al Consejo de Administración de la Compañía. Dicho Consejo faculta al Comité Ejecutivo para llevar a cabo los planes estratégicos de la Empresa. Además del comité ejecutivo existen tres comités: Comité A, Comité B y Comité C, mismos que de manera mensual revisan las actividades y el desempeño de las subsidiarias, reportándole directamente al comité ejecutivo, de manera mensual, y al consejo de administración, de manera trimestral.

Política de Dividendos: La política de la Emisora es la de reinvertir sus utilidades en el negocio por lo que no se distribuyen dividendos a inversionistas. Por otra parte, es política del grupo el adecuar anualmente el capital contable de las subsidiarias, ya sea incrementándolo o disminuyéndolo, a fin de que éstas cuenten con el capital necesario para el volumen de sus operaciones.

Auditores

Los Estados Financieros dictaminados al 31 de diciembre de 2001, 2000 incluidos en este Informe han sido auditados por Deloitte & Touche, auditores independientes. En los últimos tres ejercicios los dictámenes emitidos han sido limpios.

Galaz, Gómez Morfín, Chavero, Yamazaki, S.C., representante de Deloitte & Touche, han sido auditores de Corporación Geo al menos los últimos 10-11 años. Adicionalmente a las auditorías a los estados financieros,

a petición de la Compañía realizan revisiones a los dictámenes fiscales del Grupo, así como consultorías fiscales.

V. MERCADO ACCIONARIO

Estructura Accionaria

La primera emisión de acciones de Corporación GEO formó parte de una Oferta Global Simultánea de hasta 12,570,000 acciones representativas del capital social pagado de la compañía. En los Estados Unidos el programa consistió en ofrecer 1,571,250 ADS's (American Depositary Shares) que representaron 6,285,000 Acciones serie "B", mismas que fueron colocadas entre un número limitado de inversionistas Institucionales reconocidos y acreditados, de conformidad con la Regla 144-A de la Ley del Mercado de Valores de Estados Unidos. 628,500 GDS's (Global Depositary Shares) que representaron 2,514,000 Acciones serie "B" fueron colocadas fuera de los Estados Unidos y México, a través de operaciones extra territoriales de conformidad con la Regulación S de la Ley del Mercado de Valores de Estados Unidos. Todos los tenedores de acciones serie "B", único tipo de capital social en circulación de la empresa, gozan de los mismos derechos de voto. Cada acción serie "B" otorga a su tenedor un voto en cualquier Asamblea de Accionistas de la Compañía. Sujeto a los Términos del Convenio de Depósito, un tenedor de ADS's o GDS's por lo general tendrá el derecho de instruir a la institución depositaria relevante, a que ejerza el voto de las acciones serie "B" representadas por los ADS's y GDS's depositados ante dicha institución, bajo las mismas circunstancias en que los tenedores de las Acciones Serie "B" tienen derecho a voto.

Comportamiento de la Acción en el Mercado de Valores

La tabla que se presenta a continuación muestra el comportamiento de las acciones de la empresa por los últimos seis ejercicios, de manera mensual, indicando volumen operado, los precios máximos y mínimos así como los precios de cierre. Las acciones GEOB cotizan en la Bolsa Mexicana de Valores desde el 28 de Julio de 1994.

PRECIOS DE CIERRE

Razón Social: CORPORACION GEO, S.A. DE C.V.

Ticker: GEO, Serie: B

FECHA	VOLUMEN	MAXIMO	MINIMO	CIERRE	IMPORTE BMV	IMPORTE GEO
01/31/1996	4,077,000.00	26.25	22.65	24.50	98,977,250	99,886,500.00
02/29/1996	2,027,000.00	25.00	23.95	24.80	50,041,400	50,269,600.00
03/31/1996	3,859,000.00	26.00	24.25	26.00	95,365,700	100,334,000.00
04/30/1996	1,927,000.00	30.00	26.30	29.40	56,210,000	56,653,800.00
05/31/1996	1,705,000.00	33.00	27.45	32.40	50,881,600	55,242,000.00
06/30/1996	2,345,500.00	35.20	31.00	33.70	78,906,750	79,043,350.00
07/31/1996	1,632,500.00	33.70	31.00	32.55	52,567,625	53,137,875.00
08/31/1996	1,795,000.00	39.75	32.85	38.20	64,994,800	68,569,000.00
09/30/1996	3,440,000.00	38.10	34.50	35.00	128,340,550	120,400,000.00
10/31/1996	8,701,700.00	42.60	32.70	36.00	336,518,790	313,261,200.00
11/30/1996	4,220,426.00	40.30	36.00	39.95	161,143,089	168,606,018.70
12/31/1996	2,065,000.00	40.50	34.85	38.80	80,093,450	80,122,000.00
01/31/1997	3,377,000.00	39.70	36.40	38.50	131,651,100	130,014,500.00
02/28/1997	5,751,000.00	41.70	37.50	38.50	228,052,400	221,413,500.00
03/31/1997	3,694,000.00	39.15	35.70	38.00	138,829,600	140,372,000.00
04/30/1997	3,159,000.00	38.00	33.80	37.00	114,351,250	116,883,000.00
05/31/1997	4,449,000.00	42.30	37.00	37.95	178,062,250	168,839,550.00
06/30/1997	12,006,935.00	46.05	37.00	45.80	483,955,911	549,917,623.00
07/31/1997	9,580,332.00	51.00	44.00	44.00	456,118,537	421,534,608.00
08/31/1997	5,370,400.00	50.20	44.00	46.80	255,277,350	251,334,720.00
09/30/1997	4,132,300.00	49.00	44.00	49.00	191,909,010	202,482,700.00
10/31/1997	7,293,000.00	52.50	40.00	45.20	358,564,300	329,643,600.00
11/30/1997	4,905,000.00	50.00	38.50	50.00	220,327,300	245,250,000.00
12/31/1997	4,346,000.00	52.00	46.15	49.50	217,679,150	215,127,000.00
01/31/1998	4,572,000.00	50.50	44.60	44.70	218,580,150	204,368,400.00
02/28/1998	5,105,000.00	50.00	44.05	48.25	239,283,600	246,316,250.00
03/31/1998	5,392,000.00	55.90	45.60	55.90	264,939,200	301,412,800.00
04/30/1998	6,386,000.00	59.50	53.60	58.60	365,915,800	374,219,600.00
05/31/1998	5,987,000.00	59.20	47.80	50.40	333,808,150	301,744,800.00
06/30/1998	4,177,489.00	57.50	44.80	50.20	207,573,296	209,709,947.80
07/31/1998	4,996,507.00	54.50	47.50	48.60	258,430,662	242,830,240.20
08/31/1998	5,712,000.00	48.80	25.00	26.00	205,743,900	148,512,000.00
09/30/1998	10,021,000.00	28.00	10.00	20.00	168,776,390	200,420,000.00
10/31/1998	8,666,000.00	18.52	15.40	17.50	148,665,340	151,655,000.00
11/30/1998	9,315,500.00	30.00	17.20	28.30	214,526,760	263,628,650.00
12/31/1998	4,901,000.00	29.00	25.05	27.50	132,484,800	134,777,500.00
01/31/1999	6,208,000.00	27.35	16.48	24.35	128,401,280	151,164,800.00
02/28/1999	5,787,000.00	28.60	22.80	26.25	143,656,750	151,908,750.00
03/31/1999	11,663,000.00	32.50	23.60	27.70	321,879,450	323,065,100.00
04/30/1999	10,913,000.00	41.00	27.70	38.90	374,743,850	424,515,700.00
05/31/1999	6,822,000.00	44.40	36.30	37.50	280,454,950	255,825,000.00
06/30/1999	4,679,000.00	43.00	35.00	40.00	183,443,450	187,160,000.00
07/31/1999	5,474,000.00	46.90	35.25	35.40	228,487,500	193,779,600.00
08/31/1999	4,375,000.00	36.40	29.70	31.10	140,612,800	136,062,500.00
09/30/1999	11,446,000.00	31.00	21.20	23.45	284,644,700	268,408,700.00
10/31/1999	4,869,000.00	26.10	20.80	24.35	113,436,250	118,560,150.00
11/30/1999	8,334,000.00	34.00	24.35	32.00	237,871,900	266,688,000.00
12/31/1999	6,441,000.00	38.15	31.00	35.85	217,861,650	230,909,850.00
01/31/2000	9,248,000.00	38.30	26.50	27.20	289,573,850	251,545,600.00
02/29/2000	6,294,000.00	31.50	22.50	23.20	172,792,950	146,020,800.00
03/31/2000	8,078,000.00	31.00	22.10	24.35	212,858,750	196,699,300.00
04/30/2000	4,249,000.00	24.00	20.00	21.80	94,516,700	92,628,200.00
05/31/2000	4,895,000.00	21.50	13.20	16.46	79,586,260	80,571,700.00
06/30/2000	5,848,000.00	17.70	14.80	16.10	93,361,960	94,152,800.00
01/31/2001	12,537,000.00	11.19	6.50	10.60	289,573,850	251,545,600.00
02/29/2001	8,209,600.00	9.20	11.18	9.43	172,792,950	146,020,800.00
03/31/2001	5,798,850.00	8.20	10.31	8.19	212,858,750	196,699,300.00
04/30/2001	1,391,300.00	7.53	9.00	7.53	94,516,700	92,628,200.00
05/31/2001	11,738,700.00	6.70	9.65	9.30	79,586,260	80,571,700.00
06/30/2001	3,118,000.00	7.40	9.48	7.40	93,361,960	94,152,800.00
07/31/2001	4,005,000.00	7.70	8.37	8.13	289,573,850	251,545,600.00
08/29/2001	3,550,000.00	8.49	9.05	9.05	172,792,950	146,020,800.00
09/31/2001	3,286,000.00	6.30	7.30	6.30	212,858,750	196,699,300.00
10/30/2001	5,578,000.00	6.05	8.50	8.37	94,516,700	92,628,200.00
11/31/2001	4,753,100.00	8.38	10.75	10.75	79,586,260	80,571,700.00
12/18/2001	5,032,300.00	10.65	11.80	11.80	93,361,960	94,152,800.00

Estados Financieros

DICTAMEN DE LOS AUDITORES INDEPENDIENTES

Al Consejo de Administración y Accionistas de Corporacion Geo, S. A. de C. V.:

Hemos examinado los balances generales consolidados de CORPORACION GEO, S. A. de C. V. y subsidiarias (la "Compañía") al 31 de diciembre de 2001 y 2000, y los estados consolidados de resultados, de variaciones en el capital contable y de cambios en la situación financiera, que les son relativos, por los años que terminaron en esas fechas. Dichos estados financieros son responsabilidad de la administración de la Compañía. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestras auditorías.

Nuestros exámenes fueron realizados de acuerdo con las normas de auditoría generalmente aceptadas en México, las cuales requieren que la auditoría sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros no contienen errores importantes, y de que están preparados de acuerdo con los principios de contabilidad generalmente aceptados. La auditoría consiste en el examen, con base en pruebas selectivas, de la evidencia que soporta las cifras y revelaciones de los estados financieros; asimismo, incluye la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

En nuestra opinión, los estados financieros consolidados antes mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera de CORPORACION GEO, S. A. de C. V. y subsidiarias al 31 de diciembre de 2001 y 2000, y los resultados de sus operaciones, las variaciones en el capital contable y los cambios en la situación financiera, por los años que terminaron en esas fechas, de conformidad con los principios de contabilidad generalmente aceptados en México.

C. P. C. Ramón Arturo García Chávez

4 de marzo de 2002

CORPORACION GEO, S. A. DE C. V. Y SUBSIDIARIAS

BALANCES GENERALES CONSOLIDADOS
31 DE DICIEMBRE DE 2001 Y 2000
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2001)

ACTIVO	2001	2000
ACTIVO CIRCULANTE:		
Efectivo e inversiones temporales	$ 682,775	$ 570,654
Cuentas por cobrar (Nota 2)	2,367,842	2,481,620
Inventarios inmobiliarios (Notas 3 y 9)	1,449,104	1,646,815
Otros activos circulantes (Notas 4 y 6)	203,280	332,804
Activo circulante	4,703,001	5,031,893
CERTIFICADOS DE PARTICIPACION ORDINARIOS (Nota 6)	266,237	
INVENTARIOS INMOBILIARIOS (Notas 3 y 9)	117,341	113,792
INVERSION EN ACCIONES DE ASOCIADAS (Nota 5)	67,163	46,435
INMUEBLES, MAQUINARIA Y EQUIPO - Neto (Nota 7)	717,858	807,033
OTROS ACTIVOS - Neto (Nota 8)	44,885	64,444
TOTAL	$ 5,916,485	$ 6,063,597
PASIVO Y CAPITAL CONTABLE		
PASIVO CIRCULANTE:		
Instituciones de crédito (Nota 9)	$ 1,339,863	$ 1,357,557
Porción circulante del pasivo a largo plazo (Nota 12)	117,222	42,427
Proveedores de terrenos-corto plazo (Nota 10)	137,899	98,669
Proveedores	363,440	373,469
Impuestos, gastos acumulados y otros (Nota 11)	161,193	283,820
Participación del personal en las utilidades	6,996	10,412
Pasivo circulante	2,126,613	2,166,354
PROVEEDORES DE TERRENOS (Nota 10)	19,906	34,653
PASIVO A LARGO PLAZO (Nota 12)	874,539	925,563
IMPUESTO SOBRE LA RENTA DIFERIDO (Nota 20)	517,998	653,869
Pasivo total	3,539,056	3,780,439
CONTINGENCIAS Y COMPROMISOS (Nota 23)		
CAPITAL CONTABLE (Nota 14):		
Capital social nominal	112,788	112,851
Actualización del capital social	250,141	250,270
Prima en suscripción de acciones	2,184,908	2,184,908
Reserva para recompra de acciones	204,811	
Utilidades retenidas	2,011,935	1,935,019

Insuficiencia en la actualización del capital contable	(1,935,414)	(1,739,080)
Efecto acumulado de impuesto sobre la renta diferido	(551,970)	(551,970)
Efecto de conversión de entidades extranjeras	3,000	(160)
Capital contable mayoritario	2,280,199	2,191,838
Interés minoritario en subsidiarias consolidadas (Nota 15)	97,230	91,320
Capital contable	2,377,429	2,283,158
TOTAL	$ 5,916,485	$ 6,063,597

Las notas adjuntas son parte de los estados financieros consolidados.

CORPORACION GEO, S. A. DE C. V. Y SUBSIDIARIAS

ESTADOS CONSOLIDADOS DE RESULTADOS
AÑOS QUE TERMINARON EL 31 DE DICIEMBRE DE 2001 Y 2000
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2001, excepto utilidad por acción)

	2001	2000
INGRESOS:		
Por ventas inmobiliarias (Nota 17)	$ 4,658,017	$ 4,819,868
Por construcción	52,047	101,611
	4,710,064	4,921,479
COSTOS:		
Por ventas inmobiliarias (Nota 18)	3,460,426	3,583,924
Por construcción	22,677	76,650
	3,483,103	3,660,574
Utilidad bruta	1,226,961	1,260,905
GASTOS DE VENTA, GENERALES Y DE ADMINISTRACION	531,399	574,643
OTROS GASTOS – Neto	33,254	37,098
Utilidad de operación	662,308	649,164
COSTO INTEGRAL DE FINANCIAMIENTO:		
Productos financieros	(43,463)	(25,979)
Gastos financieros (Nota 19)	215,905	216,569
(Ganancia) pérdida cambiaria -Neto	(16,586)	6,904
Pérdida por posición monetaria	74,126	138,217
	229,982	335,711
OTROS GASTOS (INGRESOS) – Neto	28,028	20,864
Utilidad por operaciones continuas antes de provisiones y participación en los resultados de compañías asociadas.	404,298	292,589
PROVISIONES PARA IMPUESTO SOBRE LA RENTA Y PARTICIPACION DE UTILIDADES (Nota 20)	135,524	105,143
PARTICIPACION EN LOS RESULTADOS DE COMPAÑIAS ASOCIADAS (Nota 5)	17,125	14,846
UTILIDAD NETA POR OPERACIONES CONTINUAS	285,899	202,292
OPERACION DISCONTINUADA (Nota 21)	(10,877)	(86,752)
UTILIDAD NETA CONSOLIDADA	$ 275,022	$ 115,540
Utilidad neta de accionistas mayoritarios	$ 280,673	$ 155,472
Pérdida neta de accionistas minoritarios (Nota 15)	(5,651)	(39,932)
UTILIDAD NETA CONSOLIDADA	$ 275,022	$ 115,540

Utilidad básica por acción de accionistas mayoritarios (Nota 22)		
Por operaciones continuas	2.84	2.02
Incluyendo operación discontinuada	2.79	1.54

Las notas adjuntas son parte de los estados financieros consolidados.

CORPORACION GEO, S. A. DE C. V. Y SUBSIDIARIAS

ESTADOS CONSOLIDADOS DE VARIACIONES EN EL CAPITAL CONTABLE
AÑOS QUE TERMINARON EL 31 DE DICIEMBRE DE 2001 Y 2000
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2001)

	Capital Social		Prima en suscripción de acciones	Reserva para recompra de acciones	Utilidades retenidas	Insuficiencia en la actualización del capital contable	Efecto acumulado de impuesto sobre la renta diferido	Efecto en la conversión de entidades extranjeras	Interés minoritario subsidiarias consolidadas	Total (Nota 14)
	Nominal	Actualización								
SALDOS AL 1o. DE ENERO DE 2000	$ 112,851	$ 250,270	$ 2,184,908		$ 1,778,912	$ (1,453,587)		$ (1,523)	$ 130,202	$ 3,002,033
Pérdida integral					155,472	(285,493)	(551,970)	1,363	(39,932)	(720,560)
Otros					635				1,050	1,685
SALDOS AL 31 DE DICIEMBRE DE 2000	112,851	250,270	2,184,908		1,935,019	(1,739,080)	(551,970)	(160)	91,320	2,283,158
Creación de reserva para recompra de acciones				203,820	(203,820)					
Recompra de acciones propias	(63)	(141)		991						787
Utilidad integral					280,673	(196,334)		3,160	5,910	93,409
Otros		12			63					75
SALDOS AL 31 DE DICIEMBRE DE 2001	$ 112,788	$ 250,141	$ 2,184,908	$ 204,811	$ 2,011,935	$ (1,935,414)	$ (551,970)	$ 3,000	$ 97,230	$ 2,377,429

Las notas adjuntas son parte de los estados financieros consolidados.

CORPORACION GEO, S. A. DE C. V. Y SUBSIDIARIAS

ESTADOS CONSOLIDADOS DE CAMBIOS EN LA SITUACION FINANCIERA
AÑOS QUE TERMINARON EL 31 DE DICIEMBRE DE 2001 Y 2000
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2001)

	2001	2000
OPERACION:		
Utilidad neta por operaciones continuas	$ 285,899	$ 202,292
Partidas que no requirieron (generaron) recursos:		
Depreciación y amortización	94,107	86,161
Participación en los resultados de compañías asociadas	(17,125)	(14,846)
Impuesto sobre la renta diferido	(62,814)	101,898
Amortización de gastos preoperativos	19,561	51,304
Ganancia en venta de acciones	(2,930)	
Ganancia en venta de maquinaria y equipo	(814)	
Prima de antigüedad	(136)	(428)
	315,748	426,381
Cambios en activos y pasivos de operación:		
Cuentas por cobrar	113,779	(92,720)
Certificados de participación ordinaria subordinados	(227,245)	(38,994)
Inventarios	(6,697)	31,989
Otros activos circulantes	90,530	49,895
Proveedores	14,454	(64,629)
Impuesto al activo pagado	(73,057)	
Impuestos, gastos acumulados y otros	(122,627)	(48,405)
Participación de los trabajadores en la utilidad	(3,416)	1,461
	(214,279)	(161,403)
Recursos generados por la operación antes de operación discontinuada	101,469	264,978
Pérdida por operación discontinuada	(10,877)	(86,752)
Recursos generados por la operación	90,592	178,226
FINANCIAMIENTO:		
Financiamiento largo plazo, neto	23,907	279,805
Financiamiento corto plazo, neto	(17,694)	(158,601)
Recompra de acciones	787	
Aportaciones del interés minoritario	11,636	1,050
Efecto de conversión de entidades extranjeras	3,160	1,363
Efecto inicial acumulado de impuesto sobre la renta diferido:		
Disminución del capital contable		(551,970)
Aumento del pasivo		551,970
Recursos generados en actividades de financiamiento	21,796	123,617
INVERSION:		
Adquisición de maquinaria y equipo	(8,651)	(98,900)
Venta de acciones y otros	18,415	
Inversión en acciones de asociadas y otros	(10,031)	1,120
Recursos utilizados en actividades de inversión	(267)	(97,780)

EFECTIVO E INVERSIONES TEMPORALES:		
Incremento	112,121	204,063
Saldo al inicio del período	570,654	366,591
Saldo al final del período	$ 682,775	$ 570,654

Las notas adjuntas son parte de los estados financieros consolidados.

CORPORACION GEO S. A. DE C. V. Y SUBSIDIARIAS

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AÑOS QUE TERMINARON EL 31 DE DICIEMBRE DE 2001 Y 2000
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2001)

1. OPERACIONES, BASES DE PRESENTACION Y RESUMEN DE LAS PRINCIPALES POLITICAS CONTABLES

Operaciones

CORPORACION GEO, S. A. de C. V. ("GEO") es una compañía controladora, y junto con sus subsidiarias (colectivamente, la "Compañía"), tiene como principal actividad la promoción, diseño, construcción y comercialización de viviendas de interés social, que se desarrolla principalmente en México.

El 9 de diciembre de 1997, GEO se asoció con Beazer Homes USA, una compañía del sector de vivienda en los Estados Unidos de Norteamérica. Con la firma de la asociación se creó la empresa subsidiaria Geo-Beazer L. P., iniciando sus operaciones en 1998. Por acuerdo del Consejo de Administración de Geo-Beazer, L. P. en septiembre de 2000, se decidió el cierre de operaciones de esta empresa. El cierre de operaciones consiste en la liquidación de las viviendas y lotes del proyecto denominado Oasis Ranch, así como la liquidación de todos los activos fijos, inventarios, materiales, terrenos y pagos de los pasivos. Los resultados de las operaciones de dicha subsidiaria se presentan como operación discontinuada en estado de resultados, cuyos efectos se describen en la Nota 21.

Las principales actividades de la Compañía por desarrollos inmobiliarios incluyen (i) la compra del terreno, (ii) la obtención de los permisos y licencias necesarios, (iii) la creación de infraestructura requerida para cada desarrollo inmobiliario, (iv) el diseño, construcción y comercialización de los desarrollos inmobiliarios, y (v) la asistencia a los compradores para que obtengan sus créditos hipotecarios. Además de sus actividades de desarrollos inmobiliarios, la Compañía actúa como contratista para ciertas entidades gubernamentales mexicanas, realizando actividades de construcción similares a las de sus desarrollos inmobiliarios, con la excepción de que la Compañía no adquiere el terreno en donde se construirán dichos proyectos.

Ciclo operativo – Las operaciones de la Compañía generalmente presentan una estacionalidad significativa durante el año. Esta estacionalidad fue inicialmente el resultado de los ciclos operativo y de préstamo de varias instituciones que proporcionan financiamiento hipotecario al sector.

Sin embargo, los ciclos operativo y de préstamo de las instituciones de financiamiento hipotecario han llegado a ser menos estacionales en los últimos años, pero las operaciones de la compañía continúan siendo de algún modo por naturaleza, estacionales. La mayoría de los desarrollos y construcciones comienzan hacia la primera mitad del año. Típicamente, la construcción de desarrollos inmobiliarios de interés social dura entre seis a nueve meses para ser terminada. Como resultado, la construcción de la mayoría de los desarrollos inmobiliarios construidos por la Compañía se termina durante el último trimestre del año. La comercialización y las ventas también se intensifican significativamente después del primer trimestre del año. En consecuencia, la Compañía ha experimentado y se estima continuará experimentando variaciones significativas en los resultados de sus operaciones de un trimestre a otro.

Aún cuando los ingresos por la venta de casas de interés social se reconocen usando el método de porciento de avance, la cobranza por dichas ventas no se efectúa sino hasta que las casas son terminadas y entregadas a los compradores. Por consiguiente, la Compañía debe financiar substancialmente todas sus actividades de desarrollo a través de financiamientos puente (por ejemplo, préstamos de bancos comerciales garantizados por los terrenos en donde serán construidos los desarrollos inmobiliarios y que serán pagados con la cobranza por las ventas de viviendas de los mismos desarrollos) y por medio de capital de trabajo. En consecuencia, la Compañía mantiene niveles altos de endeudamiento generalmente durante el segundo y tercer trimestres de cada año.

El sistema de financiamiento hipotecario mexicano – El sistema de financiamiento para el mercado inmobiliario de México está dividido en cuatro grupos institucionales como sigue:

?? Fondos gubernamentales de pensiones y vivienda, financiados principalmente por aportaciones de los trabajadores. Estos fondos son los siguientes:

 ?? Instituto Nacional del Fondo del Ahorro para la Vivienda de los Trabajadores (Infonavit) para trabajadores de la iniciativa privada.

 ?? Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Fovissste) para empleados del sector público.

 ?? Instituto de Seguridad y Servicios Sociales para las Fuerzas Armadas Mexicanas (Isssfam) para los militares.

?? Bancos comerciales, usando fondos en depósito para proveer de financiamiento a los mercados de vivienda de ingresos medio y alto.

?? Un fondo público de vivienda, el Fondo de Operación y Financiamiento Bancario a la Vivienda (Fovi), administrado por el Banco de México. El Fovi proporciona financiamiento con fondos del Banco Mundial, del Gobierno Mexicano y propios a través de los bancos comerciales y Sociedades Financieras de Objeto Limitado ("Sofoles"). Las Sofoles son entidades financieras de objeto limitado que operan como bancos que únicamente otorgan créditos hipotecarios.

?? Subsidios directos de instituciones públicas de vivienda, como el Fondo Nacional de Habitaciones Populares y fideicomisos estatales de vivienda.

Los ingresos y costos por desarrollos inmobiliarios de la Compañía se relacionan con algunas de las fuentes de financiamiento mencionadas anteriormente. Los tipos de financiamiento otorgados a los compradores de casas construidas por la Compañía se mencionan a continuación:

?? Línea II del Infonavit – Actualmente, el Infonavit ofrece cuatro líneas de crédito, de las cuales la Compañía opera bajo la línea II. A través de la línea II del Infonavit, se otorga financiamiento hipotecario a los derechohabientes calificados que desean comprar una vivienda terminada. Adicionalmente, el Infonavit solicita propuestas de los desarrolladores para proyectos de vivienda. A la aprobación de la propuesta del proyecto, el desarrollador firma un contrato con el Infonavit, quien se compromete a otorgar el financiamiento hipotecario a los compradores calificados identificados por el desarrollador.

?? Durante 1997, el Infonavit instituyó un nuevo programa bajo la Línea II (el programa SOC del Infonavit), por el que los trabajadores que cumplen con los requisitos establecidos, participan en un sorteo para obtener un certificado para un crédito hipotecario del Infonavit.

?? Fovi –El acceso a los fondos del Fovi para compra de una vivienda se inicia por el desarrollador inmobiliario. El financiamiento del Fovi se otorga a la Compañía para la construcción de viviendas que se venden a compradores calificados que ganen un mínimo de 3.2 a 15 veces el salario mínimo anual. A los solicitantes de crédito les requiere el pago de un enganche equivalente a la diferencia entre el monto del préstamo hipotecario y el precio de venta de la casa, siendo el mínimo actual para las casas de interés social un 10% del precio de venta.

?? Cofinaciamientos- Préstamos hipotecarios otorgados por el Infonavit y bancos comerciales.

Bases de presentación

a. Consolidación de estados financieros- Los estados financieros consolidados incluyen los de GEO y los de sus subsidiarias y los de sus asociaciones en participación (A. en P.) cuando la Compañía tiene carácter de asociante, así como de los fideicomisos sobre los cuales tiene control. En aquellas empresas en las cuales la Compañía posee un control conjunto, se utiliza el método de consolidación proporcional, como es el caso de las empresas establecidas en Chile. Los saldos y transacciones intercompañías han sido eliminados en la consolidación.

La Compañía ha celebrado ciertos contratos de Fideicomiso con la finalidad de desarrollar viviendas de interés social. La Compañía aporta el diseño y construcción de las viviendas y las contrapartes (varios individuos que actúan como fideicomitentes en dichos contratos) aportan los terrenos (y en algunos casos la urbanización) en los que se desarrollarán las viviendas. La participación de las contrapartes se presenta en los estados financieros consolidados como interés minoritario. Bajo estos contratos de fideicomiso, entre el 8.5% y el 10% del precio de venta se participa a las contrapartes por los terrenos aportados a los fideicomisos.

Al 31 de diciembre de 2001 y 2000, la Compañía tiene las siguientes subsidiarias consolidadas:

	Porcentaje de participación	
	2001 %	2000 %
Nacionales:		
Crelam, S. A. de C. V.	100	100
Diseño y Proyección de Vivienda, S. A. de C. V.	100	100
Edificadora Sol, S. A. de C. V.	100	100
Evitam, S. A. de C. V.	95	95
Geo Baja California, S. A. de C. V.	100	100
Geo D. F., S. A. de C. V.	99	99
Geo Edificaciones, S. A. de C. V.	100	100
Geo Guanajuato, S. A. de C. V.	100	100
Geo Guerrero, S. A. de C. V.	100	100
Geo Hidalgo, S. A. de C. V. (1)	99	99
Geo Importex, S. A. de C. V.	100	100
Geo Jalisco, S. A. de C. V.	100	100
Geo Laguna S. A. de C. V.	100	100
Geo Monterrey, S. A. de C. V.	97	97
Geo Morelos, S. A. de C. V.	100	100
Geo Oaxaca, S. A. de C. V.(1)	100	100
Geo Puebla, S. A. de C. V	100	100
Geo Reynosa, S. A. de C. V.	100	100

	Porcentaje de participación 2001 %	2000 %
Geo Tampico, S. A. de C. V.	100	100
Geo Veracruz, S. A. de C. V.	100	100
Inmobiliaria Anso, S. A. de C. V.	100	100
Inmobiliaria Camar, S. A. de C. V.	100	100
Inmobiliaria Jumáis, S. A. de C. V.	100	100
Lotes y Fraccionamientos, S. A. de C. V.	100	100
Geo Hogares Ideales, S. A. de C. V.	100	100
Obras y Proyector Coma, S. A. de C. V.	99	99
Fideicomisos:		
Chilpancingo		
Valle del Virrey		
De la Cima		
Los Arcos		
Nuevo Laredo		
Internacionales:		
Inversiones Geo Chile Limitada	100	100
Constructora Geosal, S. A.	50	50
Inmobiliaria Geosal, S. A.	50	50
Agrícola las Vizcachas Limitada	50	50
Geo Beazer, L. P. (en liquidación)	51	60

(1) Empresas que se fusionan el 31 de diciembre de 2001

Al 31 de diciembre de 2001 y 2000, GEO mantiene participación minoritaria en las siguientes compañías:

	Porcentaje de participación minoritaria 2001 %	2000 %
Hipotecaria su Casita, S. A.	12	12
Centro de Investigación y Documentación de la Casa, S.C.	9	9
Destino Electrónico, S. A. de C. V.	3	
Ultima Comunicaciones, S. A. de C. V.	48	
Financiamiento Azteca, S.A.		10

b. Operaciones discontinuadas- Debido al cierre de operaciones de GEO-Beazer L. P. en septiembre de 2000 mencionado anteriormente, los saldos de los activos y pasivos de dicha entidad se presentan agrupados como partidas circulantes en el balance general consolidado al 31 de diciembre de 2000 (ver Notas 4 y 11), y los resultados de las operaciones de dicha entidad se presentan separadamente como operaciones discontinuadas en los estados de resultados por los años que terminaron el 31 de diciembre de 2001 y 2000 (ver Nota 21).

c. Utilidad integral - El Instituto Mexicano de Contadores Públicos emitió en agosto de 2000 el Boletín B-4, "Utilidad integral" (B-4), cuya aplicación es obligatoria a partir del ejercicio que inició el 1o. de enero de 2001. De acuerdo con las disposiciones del B-4, el estado de variaciones en el capital contable por el año que terminó el 31 de diciembre de 2000, se reestructuró para presentar la pérdida integral, en forma comparativa con la utilidad integral de 2001 (Ver Nota 14.b).

Resumen de las principales políticas contables

Los estados financieros consolidados de CORPORACION GEO, S. A. de C. V. y subsidiarias se preparan de conformidad con principios de contabilidad generalmente aceptados en México, los cuales requieren el reconocimiento de los efectos de la inflación y se resumen a continuación:

a. Reconocimiento de los efectos de la inflación - Los estados financieros consolidados de la Compañía reconocen los efectos de la inflación conforme al Boletín B-10, "Reconocimiento de los Efectos de la Inflación en la Información Financiera" y sus documentos de adecuaciones, (Boletín B-10), emitidos por el IMCP. El Boletín B-10 requiere que se actualicen todos los estados financieros que se presenten para fines comparativos a pesos constantes de la fecha del balance general más reciente.

   A continuación se muestra una descripción de los rubros que se han actualizado y los métodos utilizados:

   (1) Los inventarios se actualizan aplicando el método de costos específicos. Los inmuebles, maquinaria y equipo de origen nacional, se les aplica el Índice Nacional de Precios al Consumidor (INPC); los que son de procedencia extranjera, se actualizan conforme al método de indización específica como se describe en el inciso f.

   (2) Las cuentas del capital contable se actualizan aplicando factores derivados del INPC, de acuerdo a la fecha en que estos fueron aportados o generados.

   (3) La ganancia o pérdida por posición monetaria en el estado de resultados consolidado, se calcula aplicando el INPC a la posición monetaria neta mensual. Se origina una ganancia si se mantiene una posición monetaria pasiva neta y una pérdida si se mantiene una posición monetaria activa neta.

b. Conversión de estados financieros de subsidiarias - Para consolidar los estados financieros de las subsidiarias extranjeras, se convierten en moneda nacional aplicando el Boletín B-15, "Transacciones en moneda extranjera y conversión de estados financieros de operaciones extranjeras, emitido por el Instituto Mexicano de Contadores Públicos".

   Las subsidiarias extranjeras operan financiera y operativamente, en forma independiente de la Compañía; por consiguiente, las diferencias en cambio que se originan en la conversión de sus estados financieros, se presentan en el capital contable en el rubro efecto de conversión de entidades extranjeras. Para la conversión, una vez que los estados financieros de las subsidiarias se actualizan y reexpresan en moneda de poder adquisitivo del cierre del ejercicio del país en que operan aplicando las mismas políticas contables de la Compañía, se utilizan los siguientes tipos de cambio:

   Activos y pasivos (monetarios y no monetarios) - Al tipo de cambio de cierre a la fecha del balance general.

   Capital social - Al tipo de cambio de la fecha en que se efectuaron las aportaciones.

   Utilidades retenidas (en su caso, déficit) - Al tipo de cambio de cierre del ejercicio en que se obtuvieron.

Ingresos y gastos - Al tipo de cambio de cierre del período que se informa.

Por la poca importancia de las cifras de los estados financieros de subsidiarias extranjeras incluidas en los estados financieros consolidados de 2000, se actualizan utilizando el INPC

c. Inversiones temporales - Se valúan a su costo de adquisición, más rendimientos devengados o a su valor estimado de realización, el que sea menor.

d. Inventarios inmobiliarios - Se valúan al costo de adquisición de terrenos, licencias, materiales, mano de obra y gastos directos e indirectos que se incurren en la actividad de construcción de la Compañía. Se actualizan conforme al método de costos específicos.

Durante el período de desarrollo de los inventarios inmobiliarios, se capitaliza el costo integral de financiamiento de créditos puente hipotecarios y otros financiamientos relacionados con el proceso de construcción.

e. Inversión en acciones de asociadas - Se valúan aplicando el método de participación cuando la Compañía tiene influencia significativa (generalmente una participación entre el 10% y el 50% y que no tenga control sobre la empresa asociada).

f. *Inmuebles, maquinaria y equipo - Las erogaciones por edificios, maquinaria y equipo,* incluyendo mejoras que tienen el efecto de aumentar el valor del activo se capitalizan. Estas inversiones se actualizan por el método de ajuste por cambios en el nivel general de precios. La maquinaria y equipo de origen extranjero de las subsidiarias mexicanas se actualiza aplicando al valor de los activos en moneda extranjera, el índice de inflación del país de origen y se convierte a moneda nacional conforme al tipo de cambio vigente a la fecha del balance general más reciente que se presenta.

La depreciación se calcula utilizando el método de línea recta, tomando en consideración la vida útil estimada del activo. La depreciación comienza en el mes en que el activo entra en operación. Las vidas útiles de los activos son las siguientes:

	Años
Edificios	38
Maquinaria y equipo	12
Equipo de cómputo	4
Mobiliario y equipo	10

g. Gastos de instalación - La Compañía capitaliza todas aquellas inversiones relacionadas con los centros de venta, los cuales se reexpresan con el INPC y se amortizan aplicando el método de línea recta, en cinco años.

h. Gastos preoperativos - Los gastos preoperativos se incluyen en otros activos y representan todas aquellas erogaciones que se incurren en el desarrollo de nuevos productos nacionales e internacionales, incluyendo la creación de centros de producción para desarrollar mercados e iniciar operaciones de venta. Se reexpresan con el INPC y se amortizan a partir de que se inicia el proceso de construcción aplicando el método de línea recta, en cinco años.

i. Gastos de emisión de deuda - Los gastos relacionados con la emisión de deuda se registran al costo. Se reexpresan con el INPC y se amortizan como gastos financieros durante la vida de la deuda de acuerdo con el saldo insoluto, o con base en el método de línea recta cuando su importe total se liquida al vencimiento.

j. Comisiones por pagar - Las comisiones por pagar a los vendedores se reconocen como gastos cuando se registra la venta relativa.

k. *Estimación para garantías* - La estimación de obligaciones futuras por garantías sobre las casas vendidas, se reconoce como gasto en el período en el que se registran las ventas relativas y se incluye dentro del rubro impuestos y gastos acumulados en los balances generales consolidados.

l. Obligaciones laborales al retiro – El pasivo por prima de antigüedad es calculado por actuarios independientes con base en el método de crédito unitario proyectado y se reconoce como costo durante los años de servicio, de conformidad con el Boletín D-3, "Obligaciones laborales", emitido por el IMCP. Los costos por servicios anteriores y la obligación transitoria se amortizan con base en la vida de servicio remanente de los empleados que es de 10 años. Los pagos por indemnizaciones se cargan a resultados cuando se determina la exigibilidad del pasivo.

m. Impuesto sobre la renta, impuesto al activo y participación de los trabajadores en las utilidades – Las provisiones para el impuesto sobre la renta (ISR) y participación de los trabajadores en las utilidades (PTU), se registran en los resultados del año en que se causan, y se reconoce el ISR diferido proveniente de las diferencias temporales que resultan de la comparación de los valores contables y fiscales de los activos y pasivos, y en su caso, se incluye el beneficio de las pérdidas fiscales por amortizar. Se reconoce la PTU diferida proveniente de las diferencias temporales entre el resultado contable y la renta gravable, sólo cuando se pueda presumir razonablemente que van a provocar un pasivo o beneficio, y no exista algún indicio de que vaya a cambiar esa situación, de tal manera que los pasivos o los beneficios no se materialicen.

El impuesto al activo pagado que se espera recuperar, se registra como un activo y se presenta en el balance general disminuyendo el pasivo por ISR diferido.

A partir del 1o. de enero de 2000, la Compañía aplicó las disposiciones del Boletín D-4 "Tratamiento contable del impuesto sobre la renta, del impuesto al activo y de la participación de los trabajadores en la utilidad" (D-4). El efecto inicial acumulado a esa fecha ascendió a $551,970, que en los estados financieros se registró con cargo al capital contable.

n. Reconocimiento de ingresos - Los ingresos por desarrollos inmobiliarios y por contratos de construcción se registran de acuerdo al método de "porciento de avance" que consiste en dar reconocimiento a los ingresos con base en el porcentaje que los costos incurridos representan del total de los costos estimados de las viviendas para cada desarrollo o proyecto. En los desarrollos inmobiliarios, se consideran las viviendas que han cumplido los requisitos para considerar que se ha realizado la venta , los cuales se explican adelante.

La Compañía registra sus ingresos provenientes de desarrollos inmobiliarios, cuando se cumplan los requisitos siguientes:

I. *Para venta a derechohabientes del INFONAVIT:*

?? Los proyectos han sido aprobados por el INFONAVIT en sus modalidades de paquetes línea II, subastas de financiamiento ganadas y cofinanciamientos.

?? Cuando el derechohabiente comprador ha entregado su enganche (si es que se requiere).

?? El derechohabiente ha firmado su contrato de compraventa.

?? El derechohabiente ha presentado toda la documentación oficial requerida ante el INFONAVIT para el trámite de su crédito.

?? Se ha comprobado que el derechohabiente ha obtenido la calificación mínima publicada en el Diario Oficial de la Federación correspondiente al período de que se trate.

Cumplidos los requisitos relacionados, se considera que la venta se ha realizado.

En base a la experiencia de la Compañía, se confirma que las solicitudes que son calificadas favorablemente por la Compañía y cumplen con todos requisitos, son aprobadas en un 97% por el INFONAVIT. Aquellas que son rechazadas, se sustituyen por las de otros derechohabientes cuya documentación ha sido presentada al INFONAVIT, dado que la Compañía los tiene en su cartera de clientes dada la gran demanda existente de vivienda.

La Compañía mantiene una estimación de $6,715 y $6,802 al 31 de diciembre de 2001 y 2000, respectivamente, para las posibles cancelaciones de contratos.

I. Para venta a derechohabientes del INFONAVIT mediante el Sistema de Otorgamiento de Créditos (SOC), cuando se cumple lo siguiente:

?? Los proyectos han sido aprobados por el INFONAVIT en sus modalidades de paquetes línea II, subastas de financiamiento ganadas.

?? Cuando el comprador derechohabiente ha entregado su enganche (si es que se requiere).

?? El derechohabiente ha firmado su contrato de compraventa.

?? El derechohabiente aparece en la relación de ganadores que se publica de la subasta de créditos, en el entendido de que si la publicación se realiza dentro de los 45 días siguientes al cierre de la convocatoria de inscripción para la subasta de créditos, o de la fecha de la última entrega de candidatos, se considerará que las ventas se realizaron en el mes en que se cerró la convocatoria o que se entregó la última relación de candidatos.

?? Que el monto del crédito del cliente sea razonable y pueda razonablemente esperarse el cobro de la vivienda, tomando en consideración el "crédito estimado en número de veces de salario mínimo (V.S.M.)" que se publica o el proyectado por la Compañía, y en su caso considerando que el cliente entregue la diferencia.

II. Para venta a clientes con crédito bancario "FOVI"; se registra el ingreso cuando se ha cumplido con los requisitos siguientes:

?? Tener ganada una subasta Fovi, y estar vigente a la fecha.

?? Que la Compañía realice una revisión y evaluación del cliente, a efecto de comprobar que es sujeto de crédito en calidad y monto.

?? Obtener del banco o Sociedad Financiera de Objeto Limitado (SOFOL) carta en donde conste que el cliente ha sido sujeto a una investigación de referencias bancarias y el resultado haya sido favorable, por lo que obtiene una carta de "Preautorización".

- ?? El cliente debe haber pagado parcial o totalmente su enganche, y que la diferencia se documente.

- ?? Que se haya celebrado un contrato de compraventa con el cliente, y quede debidamente firmado.

- ?? Tener integrado el expediente del cliente con toda la documentación solicitada por el banco o SOFOL.

- ?? El expediente deberá ser entregado al banco o SOFOL dentro de los 45 días naturales siguientes a la obtención de la carta de preautorización, a efecto de tramitar y obtener la autorización definitiva del crédito del cliente.

III. Para venta con hipoteca "FOVI" mediante subasta con crédito Bancomer; se registra el ingreso:

- ?? Cuando el comprador ha entregado su enganche a la institución financiera y ésta a su vez ha liquidado el valor total de la vivienda a la Compañía.

IV. Para venta a clientes con crédito bancario "FOVI" mediante el Programa Especial de Créditos (PEC); se registra el ingreso cuando se han cumplido con los requisitos siguientes:

- ?? Tener ganada una subasta FOVI para el PEC, y estar vigente a la fecha.

- ?? Que se haya celebrado con un contrato de compraventa con el cliente.

- ?? Tener copia de la solicitud de inscripción al concurso de enganches por parte del cliente, en donde se especifica el monto del enganche depositado por el mismo. Este enganche depositado en el banco o SOFOL se entregará a la Compañía al momento de la escrituración de la vivienda.

- ?? Tener copia de la carta de confirmación que expide el banco o Sofol, en donde se acredite que el cliente tiene asignado el derecho sobre un crédito individual de alguna de las promociones de la Compañía por resultar ganador del concurso.

- ?? Tener acuse de recibo al entregar la solicitud de crédito y el expediente del cliente al banco o SOFOL dentro de los 10 días hábiles siguientes a la publicación u obtención de la carta de confirmación de ganadores (a efecto de obtener la autorización definitiva del crédito); en caso de que no se cumpla con este requisito dentro del plazo estipulado, se cancelará el derecho del crédito individual del cliente por parte de FOVI.

o. Operaciones en moneda extranjera - Las operaciones en moneda extranjera se registran al tipo de cambio vigente a la fecha de su celebración. Los activos y pasivos monetarios en moneda extranjera se valúan en moneda nacional al tipo de cambio vigente a la fecha de los estados financieros. Las fluctuaciones cambiarias se registran en los resultados (Véase Nota 13).

p. Utilidad por Acción - La utilidad básica por acción ordinaria resulta de dividir la utilidad neta mayoritaria entre el promedio ponderado de acciones ordinarias en circulación en el ejercicio.

q. Uso de estimaciones - La preparación de los estados financieros consolidados de conformidad con los principios de contabilidad generalmente aceptados, requiere que la administración de la Compañía realice estimaciones y supuestos, los cuales afectan las cifras reportadas en ellos y sus notas. Los resultados que finalmente se obtengan podrían diferir de estas estimaciones

r. Reclasificaciones - Se han hecho ciertas reclasificaciones a los estados financieros de 2000 para conformar su presentación con la utilizada en 2001. La principal es la derivada de la recomendación de los auditores externos, respecto del tratamiento de las erogaciones incurridas en reparaciones de obras terminadas en ejercicios anteriores ocasionadas por fenómenos naturales. Los gastos erogados por conceptos similares en ejercicios anteriores se clasificaban como otros gastos no recurrentes.

2. CUENTAS POR COBRAR

	2001	2000
Clientes por ventas inmobiliarias y por avance (1)	$ 2,281,202	$ 2,333,673
Estimación para cancelación de contratos (2)	(6,715)	(6,802)
Total por actividades de desarrollos inmobiliarios	2,274,487	2,326,871
Obra ejecutada no estimada	14,635	34,344
Estimaciones por cobrar	13,681	10,365
Fondo de garantía	20,441	25,401
Documentos por cobrar y otros	44,598	84,639
Total construcción y otras cuentas por cobrar	93,355	154,749
	$ 2,367,842	$ 2,481,620

(1) Los clientes por ventas inmobiliarias y por avance se integran de acuerdo al tipo de hipoteca, como sigue:

	2001	2000
Fovi	$ 458,277	$ 565,973
Línea II y subasta Infonavit	1,700,596	1,586,015
Total operación nacional	2,158,873	2,151,988
Total operación internacional	122,329	181,685
	$ 2,281,202	$ 2,333,673

(2) La estimación se integra como sigue:

	2001	2000
Ventas	$ (13,844)	$ (14,288)
Costos	7,129	7,486
Total	$ (6,715)	$ (6,802)

3. INVENTARIOS INMOBILIARIOS

	2001	2000
Construcciones en proceso de desarrollos inmobiliarios	$ 715,710	$ 883,513
Terrenos en desarrollo	654,547	651,528
Materiales para construcción	165,308	172,876
Anticipos a contratistas	30,880	52,490
	1,566,445	1,760,607
Menos: Terrenos a largo plazo	117,341	113,792
	$ 1,449,104	$ 1,646,815

4. OTROS ACTIVOS CIRCULANTES

	2001	2000
Certificados de participación ordinarios amortizables, subordinados, (Nota 6)	$	$ 38,994
Impuestos por recuperar	49,858	34,284
Deudores diversos	19,606	76,793
Pagos anticipados	41,424	37,426
Herramienta y equipo menor	90,515	88,015
Operaciones discontinuadas		11
Otros	1,877	57,281
	$ 203,280	$ 332,804

5. INVERSION EN ACCIONES DE ASOCIADAS

La inversión en acciones de asociadas es como sigue:

	2001	2000
Hipotecaria su Casita, S. A.	$ 67,407	$ 31,955
Financiamiento Azteca, S. A.		14,218
Centro de Investigación y Documentación de la Casa, S. C.	309	262
Destino Electrónico, S. A. de C. V.	(87)	
Ultima Comunicaciones, S. A. de C. V.	(466)	
	$ 67,163	$ 46,435

La participación en los resultados de compañías asociadas es como sigue:

	2001	2000
Hipotecaria su Casita, S. A.	$ 17,657	$ 12,314
Financiamiento Azteca, S. A.		2,532
Centro de Investigación y Documentación de la Casa, S. C.	19	
Destino Electrónico, S. A. de C. V.	(61)	

	2001	2000
Ultima Comunicaciones, S. A. de C. V.	(490)	
Utilidad neta	$ 17,125	$ 14,846

6. CERTIFICADOS DE PARTICIPACION ORDINARIOS AMORTIZABLES -Burzatilización de derechos de crédito futuros

Las subsidiarias de GEO establecieron en 2000 un programa revolvente para la bursatilización de derechos de crédito futuros (Derechos) que se derivan de sus contratos de compraventa de viviendas, los cuales se afectan al fideicomiso constituido para tal efecto en Nacional Financiera, S. N. C. Institución de Banca de Desarrollo; Nacional Financiera opera como el fiduciario.

A través de una oferta pública de Certificados de Participación Ordinarios Amortizables (CPO's), que comprende la emisión de CPO's preferentes y CPO's subordinados, que son adquiridos por el público inversionista y GEO, respectivamente, el fideicomiso obtiene los recursos necesarios para invertirlos en la adquisición de los Derechos. Una vez que en el fideicomiso se cobran los Derechos, se efectúan nuevas adquisiciones, tomando en consideración el vencimiento de la emisión de los CPO's. En abril y diciembre de 2000 y diciembre de 2001, se efectuaron tres emisiones de CPO's por $133,000, $167,000 y $100,000, respectivamente, las cuales vencen en abril de 2002, en julio de 2004 y agosto de 2005. La primera emisión fue amortizada anticipadamente el 15 de enero de 2002.

GEO tiene la obligación de terminar de construir las viviendas relativas a los Derechos y la responsabilidad de efectuar la cobranza de los Derechos y depositarla diariamente en el fideicomiso. Los CPO's preferentes se liquidan a su valor nominal y devengan intereses a la tasa de 11.15%, de 10.18% y 9.93% anual, respectivamente, con cargo al patrimonio del fideicomiso. Con los recursos provenientes de la cobranza de los Derechos, se constituye en el fideicomiso un fondo ("Aforo") para el pago gastos e intereses a favor de los CPO's preferentes. Una vez que se pagan totalmente los CPO's preferentes, el remanente del patrimonio del fideicomiso, se utiliza para pagar los CPO's subordinados.

La amortización anticipada de los CPO's preferentes, de conformidad con lo establecido en el fideicomiso y previa instrucción del Comité Técnico al fiduciario, se efectuará a su valor nominal entre otras razones, cuando:

a. Las fideicomitentes se nieguen o no puedan ceder por cualquier causa al fideicomiso derechos de crédito futuros adicionales, para llevar a cabo inversiones permitidas, y dicha eventualidad se traduzca en la acumulación del 50% en efectivo fideicomitido del valor del principal de los CPO's preferentes, permaneciendo dicha situación durante 60 días naturales.

b. Los derechos de crédito futuros no reúnan los criterios de elegibilidad establecidos en el acta de emisión del fideicomiso.

Las emisiones de CPO's han sido:

	2001	2000
Primera emisión - 15 de abril de 2000	$ (133,000)	$ (133,000)
Segunda emisión - 7 de diciembre de 2000	(167,000)	(167,000)
Tercera emisión - 20 de diciembre de 2001	(100,000)	
Aforo de las emisiones	(298,517)	(237,549)
Reinversiones - neto	(211,143)	(250,841)
Derechos de crédito bursatilizados - total	(909,660)	(788,390)
Menos - Cartera escriturada y cobrada	780,252	279,187
Derechos de crédito bursatilizados - neto	(129,408)	(509,203)
Menos obra ejecutada relativa a los derechos de crédito	152,631	301,410

	2001	2000
Menos inversión en CPO's subordinados	243,014	245,144
Derechos de crédito - neto	266,237	37,351
Actualización al 31 de diciembre de 2001		1,643
CPO's subordinados	266,237	38,994
Menos – vencimiento a corto plazo		38,994
CPO's subordinados – neto, a largo plazo	$ 266,237	$ -

7. INMUEBLES, MAQUINARIA Y EQUIPO

	2001	2000
Terreno	$ 23,921	$ 20,195
Edificios	50,436	55,888
Maquinaria y vehículos	574,442	563,505
Equipo de cómputo	93,231	91,750
Mobiliario y equipo	72,879	72,037
	814,909	803,375
Depreciación acumulada	(323,715)	(259,353)
	491,194	544,022
Terreno y edificio adquirido en arrendamiento financiero	81,986	81,401
Equipo adquirido en arrendamiento financiero	155,229	170,508
Depreciación acumulada	(41,862)	(42,932)
	195,353	208,977
Gastos de instalación	69,888	77,442
Amortización acumulada	(38,577)	(23,408)
	31,311	54,034
	$ 717,858	$ 807,033

8. OTROS ACTIVOS

	2001	2000
Gastos preoperativos nacionales	42,644	83,325
Gastos preoperativos internacionales	15,245	15,707
Gastos de emisión de deuda	5,615	4,895
	63,504	103,927
Amortización acumulada	(30,242)	(53,975)
	33,262	49,952
Documentos por cobrar a largo plazo (1)	11,623	12,295
Exceso del costo sobre el valor en libros de subsidiarias.		2,197
	11,623	14,492
	$ 44,885	$ 64,444

(1) Corresponden a derechos de cobro sobre hipotecas otorgadas por la Comisión Estatal de la Vivienda del Estado de Querétaro con las siguientes características: plazo 30 años, vencimientos periódicos hasta el año 2026; la cobranza es efectuada por el Infonavit.

9. INSTITUCIONES DE CREDITO

	2001	2000
Moneda nacional		
Créditos puente hipotecarios con garantía de los inventarios inmobiliarios, tasas de interés variable con base en la tasa LIDER más 2 a 3.0%; al 31 de diciembre de 2001 y 2000.	$ 914,976	$ 611,679
Papel Comercial emitido en varias fechas, con vencimiento dentro del año a partir de la fecha de emisión y emitido a través de Casa de Bolsa Bancomer, Banorte, Inverlat e Inbursa, con una tasa de descuento del 9.63% al 10.32% al 31 de diciembre de 2001, y del 20.67% al 21.83% al 31 de diciembre de 2000.	86,000	73,080
Créditos puente hipotecarios con garantía de los inventarios inmobiliarios, tasas de interés variable con base en UDIS más 9% ó 11% al 31 de diciembre de 2001 y 2000.	38,785	421,043
Créditos directos, sin garantía específica, con una tasa de interés del 15.00% al 18.34% al 31 de diciembre de 2001 y del 19.96% al 31 de diciembre de 2000, con varios vencimientos menores a un año.	225,997	119,795
Pesos Chilenos		
Créditos puente hipotecarios con garantía de los inventarios inmobiliarios, por $5,268,520,792 de pesos chilenos, tasas de interés variable sobre la base de Unidades de Fomento 6.095% más 6.57% hasta 7.72% al 31 de diciembre de 2001.	74,105	87,636
Crédito con el Banco del Estado de Chile por un importe de 1,709,813,000 de pesos chilenos; el saldo al 31 de diciembre de 2001 y 2000 es de 1,888,920,000 y 1,502,435,000 pesos chilenos, respectivamente, con una tasa de interés sobre la base de Tasa Activa Bancaria (TAB) promedio del 6.7% más 1.2% al 31 de diciembre de 2001.		44,324
	$ 1,339,863	$ 1,357,557

a. TIIE.- Tasa de interés interbancaria de equilibrio que es definida por el Banco de México; al 31 de diciembre de 2001 y 2000, la TIIE fue de 7.90% y 18.855%, respectivamente.

b. UDIs.- Son unidades de inversión, las cuales son valuadas en pesos y se indexan conforme el cambio en el Índice Nacional de Pesos al Consumidor (INPC). Los préstamos se presentan en el balance de acuerdo al valor en moneda nacional de la UDI; los intereses de los préstamos se calculan en función a la UDI. El principal y los intereses se pagan de acuerdo

al valor en moneda nacional de las UDIs del día de pago. El valor de la UDI en moneda nacional al 31 de diciembre de 2001 es de 3.055273 pesos.

c. LIDER.- Es la tasa más alta del día entre CETES (6.75% y 17.59% al 31 de diciembre de 2001 y 2000, respectivamente), CPP (Tasa definida por el Banco de México) o TIIE.

10. PROVEEDORES DE TERRENOS

La Compañía tiene celebrados contratos de compraventa por los siguientes terrenos:

	2001	2000
Contrato por un monto total de $31,500, con vencimiento en 2002.	$ 21,499	
Contrato por un monto total de $2,864,250 dólares estadounidenses y con las condiciones siguientes: Pago de $2,004,975 dólares estadounidenses, con vencimiento al momento de la escrituración.	18,268	
Contratos por un monto total de $21,976 y con las condiciones siguientes: Pago del 20% al momento de la escrituración, el diferencial dentro del los 45 días naturales posteriores a la firma de la escritura.	18,479	
Contrato por un monto total de $42,718 y con las condiciones siguientes: pagos mensuales hasta el 30 de abril de 2002.	10,451	
Contrato por un monto total de $157,381 y con las condiciones siguientes: pagos mensuales de $2,951 basado en salarios mínimos, con vencimiento en el año 2001.		23,497
Contratos por varios predios, con varios vencimientos.	89,108	109,825
Total	157,805	133,322
Vencimientos a corto plazo	137,899	98,669
Pasivo a largo plazo	$ 19,906	$ 34,653

11. IMPUESTOS, GASTOS ACUMULADOS Y OTROS

	2001	2000
Impuestos, excepto impuesto sobre la renta	$ 47,697	$ 78,172
Provisiones	39,376	80,164
Acreedores por servicios	74,120	57,046
Operaciones discontinuadas		68,438
	$ 161,193	$ 283,820

12. PASIVO A LARGO PLAZO

	2001	2000
Moneda Nacional		
Pagaré a mediano plazo, con vencimiento el 7 de Agosto de 2003; tasa de interés variable que al 31 de diciembre de 2001 es del 16.26%.	300,000	$ 313,200
	2001	2000
Pagaré a mediano plazo, con vencimiento el 27 de enero de 2005; tasa de interés variable que al 31 de diciembre de 2001 es del 13.65%.	300,000	
Pagaré a mediano plazo, con vencimiento el 28 de marzo de 2006; tasa de interés variable que al 31 de diciembre de 2001 es del 15.34.	135,000	
Pagaré a Mediano Plazo, con vencimiento el 26 de abril de 2006; tasa de interés variable que al 31 de diciembre de 2001 es del 13.2%.	65,000	
Contratos de arrendamiento financiero para la adquisición de maquinaría y equipo con una tasa de interés variable sobre la tasa TIIE más 1.5% al 31 de diciembre de 2001, con diversos vencimientos.	13,380	30,274
Crédito hipotecario con garantía en cierto número de casas otorgado por Banco Bilbao Vizcaya, a una tasa variable que al 31 de diciembre de 2001 es del 18%.	448	
Crédito refaccionario con garantía hipotecaria y prendaria otorgado por Banca Serfín, a una tasa del 10% anual, con vencimiento al 8 de diciembre del 2002. Liquidado al 31 de diciembre de 2001.		132
Créditos hipotecarios, tasa de interés anual de 23% en promedio, garantizados con cierto número de casas.		648
Dólares		
Pagarés a mediano plazo por $50,000,000 dólares estadounidenses a una tasa de interés fija del 10% anual, con vencimiento el 23 de mayo del 2002, y pago de intereses en forma semestral; al 31 de diciembre del 2001, como parte del programa de reestructuración, GEO ha prepagado $39,312,000 dólares estadounidenses. El prepago originó una pérdida de $453,272 dólares estadounidenses que se registraron en el costo integral de financiamiento, quedando un saldo $ 10,688,000 dólares estadounidenses. Se establecen ciertas limitaciones tales como: decretar dividendos y vender acciones de subsidiarias. Dichas limitaciones se han cumplido al 31 de diciembre de 2001.	98,004	501,632
Pagaré contratado con GE Capital por $6,500,000 dólares estadounidenses, pagadero en 19 abonos trimestrales remanentes, con una tasa de interés del 9.57% al 31 de diciembre de 2001 y 2000, garantizado con un avión propiedad de la Compañía.	45,896	56,622

Pesos Chilenos

Crédito con el Banco del Estado de Chile por un importe de $2,303,529,298 de pesos chilenos, con una tasa de interés sobre la base de la Tasa Activa Bancaria promedio del 6.7% mas 1.2% al 31 de diciembre de 2001 y 2000	32,647	35,486
	2001	2000
Contratos de arrendamiento financiero para la adquisición de maquinaría y equipo por un importe de $620,145,000 de pesos chilenos, con una tasa de interés del 12% anual al 31 de diciembre de 2001, con diversos vencimientos hasta junio del 2002.		2,714
Contrato de arrendamiento financiero para la adquisición de un terreno por un importe de $2,801,828,000 de pesos chilenos, con una tasa de interés del 11.15% anual al 31 de diciembre de 2001, con diversos vencimientos		25,552
	990,375	966,259
Menos porción circulante del pasivo a largo plazo	117,222	42,427
	873,153	923,832
Prima de antigüedad	1,386	1,522
Otras		209
	$ 874,539	$ 925,563

El pasivo a largo plazo, excluyendo la prima de antigüedad y otros, vence como sigue:

2003	$ 343,153
2005	300,000
2006	230,000
	$ 873,153

13. SALDOS Y OPERACIONES EN MONEDA EXTRANJERA

a. La posición monetaria en moneda extranjera al 31 de diciembre de 2001 de las subsidiarias mexicanas de GEO es como sigue:

Moneda	Saldos en moneda extranjera (miles)	Equivalente en moneda nacional
Dólares estadounidenses:		
Activos	$ 4,842	$ 44,529
Pasivos	(17,685)	(162,525)
Posición corta	$ (12,843)	$ (117,996)

b. Activos no monetarios de origen extranjero de subsidiarias mexicanas al 31 de diciembre de 2001.

La maquinaria y equipo se muestra clasificada de acuerdo a los principales países de origen.

Moneda	Saldos en moneda extranjera (miles)	Equivalente en moneda nacional
Dólares estadounidenses	8,105	$ 74,537
Francos franceses	64,507	80,892
Libras esterlinas	2,742	36,358
Liras italianas	18,153,882	72,615
Marco alemán	2,441	10,268
Peseta española	531,719	26,054

c. Cifras condensadas de las subsidiarias ubicadas en el extranjero:

	Pesos chilenos (miles)	Dólares estadounidenses (miles)
Activo circulante	11,171,824	17,137
Activos fijos	865,250	1,327
Total de pasivos	10,566,109	16,208

d. Los tipos de cambio aplicados a la fecha de los estados financieros y a la fecha de su emisión fueron como sigue:

	Marzo 4 2002	Diciembre 31 2001	Diciembre 31 2000
Dólar Banco de México	$ 9.0980	$ 9.1695	$ 9.8956
Franco francés	1.2004	1.2540	1.4362
Libra esterlina	12.919	13.260	15.0326
Peso chileno	0.0140	0.0141	0.0184
Lira italiana	0.0040	0.0040	0.0049
Marco alemán	4.0260	4.2070	4.8167
Peseta española	0.0473	0.0490	0.05662

14. CAPITAL CONTABLE

a. El capital contable mayoritario a valores históricos y actualizados se integra como sigue:

	Histórico	2001 Actualización	Total
Capital social	$ 112,788	$ 250,141	$ 362,929
Prima en suscripción de acciones	998,453	1,186,455	2,184,908
Reserva para recompra de acciones	200,000	4,811	204,811
Utilidades retenidas	1,486,534	525,401	2,011,935
Insuficiencia en la actualización del capital contable		(1,935,414)	(1,935,414)
Efecto acumulado de impuesto sobre la renta diferido	(528,707)	(23,263)	(551,970)
Efecto de conversión de entidades extranjeras	924	2,076	3,000
	$ 2,269,992	$ 10,207	$ 2,280,199

	2000		
	Histórico	Actualización	Total
Capital social	$ 112,851	$ 250,270	$ 363,121
Prima en suscripción de acciones	998,453	1,186,455	2,184,908
Utilidades retenidas	1,403,600	531,419	1,935,019
Insuficiencia en la actualización del capital contable		(1,739,080)	(1,739,080)
Efecto acumulado de impuesto sobre la renta diferido	(528,707)	(23,263)	(551,970)
Efecto de conversión de entidades extranjeras	(2,235)	2,075	(160)
	$ 1,983,962	$ 207,876	$ 2,191,838

Al 31 de diciembre de 2001 y 2000, el capital social autorizado es de 161,079,308 acciones, de las cuales están suscritas y pagadas 100,416,130 y 100,472,530 acciones respectivamente. Las acciones son sin valor nominal, sin derecho a retiro y corresponden al capital fijo.

b. La (pérdida) utilidad integral que se presenta en los estados de variaciones en el capital contable adjuntos, representa el resultado total de la actuación de la Compañía durante cada ejercicio, y se integra por la utilidad neta del ejercicio más otras partidas del mismo período que de conformidad con los principios de contabilidad generalmente aceptados en México se presentan directamente en el capital contable, sin afectar el estado de resultados. En 2001 y 2000, las otras partidas de utilidad integral están representadas por la insuficiencia en la actualización del capital contable, los efectos de conversión de entidades extranjeras y el resultado de la inversión de los accionistas minoritarios. Adicionalmente, en 2000 la pérdida integral incluye el efecto acumulado del impuesto sobre la renta diferido.

c. La distribución del capital contable, excepto por los importes actualizados del capital social aportado y las utilidades retenidas fiscales, causará el impuesto sobre la renta sobre dividendos a cargo de la Compañía a la tasa del 35%. A partir de 2003 dicha tasa se reducirá en un punto porcentual en cada año hasta llegar al 32% en 2005. El impuesto que se pague por dicha distribución, se podrá acreditar contra el impuesto sobre la renta a cambio de la compañía en los tres ejercicios siguientes al pago.

d. La insuficiencia en la actualización del capital contable representa principalmente la pérdida por posición monetaria acumulada hasta la primera actualización, y la pérdida por tenencia de activos no monetarios principalmente en inventarios inmobiliarios, representados en su mayoría por terrenos, como consecuencia de que los costos específicos se han incrementado por debajo de la inflación. Por lo tanto, la Compañía no ha logrado mantener el poder adquisitivo general de las aportaciones de sus accionistas y de las utilidades retenidas.

e. Durante la Asamblea General Extraordinaria de Accionistas celebrada el 31 de marzo de 1997, se autorizó la emisión de 5,000,000 de nuevas acciones ordinarias, sin expresión de valor nominal de la Serie "B", de las cuales parte serán distribuidas al personal clave, a través de la suscripción de obligaciones quirografarias necesariamente convertibles en acciones, según fue aprobado en la misma asamblea, y la otra parte se mantendrá para futuros incentivos. El propósito de estos planes, es el de alinear los intereses de los empleados con los accionistas de la Compañía, así como recompensarlos por los éxitos de la empresa.

En la junta del Consejo de Administración del 9 de marzo de 2001, se acordó presentar a la Asamblea de Accionistas del 27 de abril de 2001, la ratificación de la forma de pago de los bonos para el personal clave del Grupo, correspondiente a los ejercicios de 2000, 1999 y 1998, mediante un esquema basado en la emisión de obligaciones convertibles en acciones.

f. En las Asambleas Generales Extraordinarias de Accionistas y Junta del Consejo de Administración celebradas en abril, mayo y agosto de 2001, fue aprobado lo siguiente:

?? El aumento de capital social adicional en $67,880 mediante la conversión de 60,606,778 obligaciones convertibles en acciones ordinarias de GEO. Se acordó que 10,606,778 acciones serán ofrecidas al personal clave de GEO como parte de un plan de incentivos pasados, presentes y futuros. Las 50,000,000 de acciones remanentes serán emitidas solamente en caso de un "Cambio de control" de GEO de acuerdo con la definición que el Consejo de Administración haga de este evento en juntas posteriores.

?? En la Junta del Consejo de Administración celebrada el 4 de mayo de 2001, se definió el término "Cambio de control" de GEO como la acción concertada de una o varias personas físicas o morales para adquirir, detentar y/o comenzar una oferta o intercambio por el 30% o más de las acciones de GEO sin aprobación por escrito del Consejo de Administración. En la misma junta se estableció también el mecanismo por el cual serían entregadas las 50,000,000 de acciones en caso de un cambio de control de GEO. Dicho mecanismo consiste en entregar las acciones a los funcionarios que el propio Consejo de Administración determine mismos que aportarían las acciones a un fideicomiso que distribuiría dichas acciones a prorrata entre los accionistas de GEO, con excepción de aquellos que sean identificados por el mismo Consejo de Administración como responsables del cambio de control de GEO. Las modificaciones y reformas a los estatutos sociales correspondientes serán válidas hasta que sean autorizadas por la Comisión Nacional Bancaria y de Valores (CNBV), al amparo del Artículo 14 bis 3, fracción VII de la Ley del Mercado de Valores publicada el 1 de junio de 2001.

?? Para incrementar el número de acciones comunes por la conversión de obligaciones convertibles en acciones según se explica en párrafos anteriores, se aprobó aumentar la parte fija del capital social por un importe de $67,880 mediante la emisión de 60,606,778 acciones comunes de la Serie "B", sin valor nominal, que serán depositadas en la Tesorería de la Compañía.

?? Con relación al plan de incentivos al personal clave mencionado en el inciso e anterior, se había autorizado la emisión de 5,000,000 de acciones. Posteriormente, se acordó cancelar 1,481,485 acciones que estaban pendientes de ser suscritas.

?? Los accionistas también acordaron cancelar 9,125,293 acciones emitidas el 31 marzo de 1997 y que se encontraban en la Tesorería de la Compañía, pendientes de ser suscritas.

?? El Consejo de Administración de GEO acordó que en caso de que los accionistas reciban y acepten una oferta no hostil de compra de acciones de la Compañía, la oferta se hará extensiva por el grupo comprador a todos los inversionistas de la Compañía, de tal manera que los accionistas con interés minoritario, así como el grupo controlador, tengan la posibilidad de participar en dicha transacción y vender sus acciones al mismo precio y en las mismas condiciones. Este tipo de protección a los inversionistas minoritarios se conoce en los mercados financieros internacionales como "Tag Along".

?? Se aprobó incrementar la reserva para compra de acciones propias a la cantidad de $200,000 (pesos nominales). Al 31 de diciembre de 2001 se tienen 56,400 acciones recompradas.

g. Los saldos de las cuentas fiscales del capital contable al 31 de diciembre de 2001

	2001	2000
Cuenta de capital de aportación consolidada	$ 2,537,901	$ 2,537,901
Cuenta de utilidad fiscal neta consolidada	277	277
	$ 2,538,178	$ 2,538,178

15. INTERES MINORITARIO

El interés minoritario al 31 de diciembre de 2001 y 2000 se integra como sigue:

	2001	2000
Capital social	$ 89,795	$ 72,253
Pérdidas acumuladas	(77,493)	(31,604)
Pérdida neta del ejercicio	(5,651)	(39,932)
Insuficiencia en la actualización del capital contable	(1,754)	(1,509)
	4,897	(792)
Contribuciones de fideicomitentes (Ver Nota 1)	92,333	92,112
	$ 97,230	$ 91,320

16. SUBASTAS Y ASIGNACION DE CREDITOS

La siguiente es una conciliación al 31 de diciembre de 2001 que muestra el número de viviendas aprobadas de paquetes de línea II de Infonavit; así como las asignaciones de créditos FOVI a los derechohabientes para la adquisición de viviendas.

	Número de casas
Saldo al 31 de diciembre de 2000	30,476
Subastas ganadas en 2001	24,165
Menos ingresos por venta de viviendas de 2001	(24,103)
Menos subastas declinadas	(8,301)
Saldo al 31 de diciembre de 2001	22,237

17. INGRESOS POR VENTAS INMOBILIARIAS

Los ingresos por tipo de hipoteca se integran como sigue:

	2001	2000
Línea II y subastas Infonavit	$ 3,421,282	$ 3,486,379
Fovi	1,152,164	1,244,121
Incremento por cancelación de estimación	948	1,586
Total operación nacional	4,574,394	4,732,086
Total operación internacional	83,623	87,782
	$ 4,658,017	$ 4,819,868

18. COSTOS POR VENTAS INMOBILIARIAS

Los costos por tipo de hipoteca se integran como sigue:

	2001	2000
Línea II y subastas Infonavit	$ 2,535,339	$ 2,588,430
Fovi	855,953	923,687
Reducción por cancelación de estimación	(1,064)	(917)
Costo por garantías y servicios	9,014	5,528
Total operación nacional	3,399,242	3,516,728
Total operación internacional	61,184	67,196
	$ 3,460,426	$ 3,583,924

19. GASTOS FINANCIEROS

		2001		2000
Intereses y comisiones pagadas en el ejercicio	$	192,374	$	196,597
Amortización de costos de emisión de pagares de mediano plazo y bursatilización derechos de crédito futuros		23,531		19,972
	$	215,905	$	216,569

20. IMPUESTO SOBRE LA RENTA, IMPUESTO AL ACTIVO, PARTICIPACION DE UTILIDADES A LOS TRABAJADORES Y HECHO POSTERIOR – REFORMA FISCAL 2002

GEO causa el impuesto sobre la renta e impuesto al activo en forma consolidada en la proporción en que es propietaria de las acciones con derecho a voto de las subsidiarias al cierre del ejercicio. A partir del 1o. de enero de 2002, la proporción se calcula de acuerdo a la participación accionaria promedio diaria que la sociedad controladora mantenga durante el ejercicio en sus subsidiarias. Los resultados fiscales de las subsidiarias se consolidan al 60% de la proporción antes mencionada. Los pagos provisionales de impuesto sobre la renta e impuesto al activo tanto de GEO como de sus subsidiarias, se realizan como si no hubieran optado por la consolidación fiscal.

a. Las provisiones para impuesto sobre la renta y participación de utilidades se integran como sigue:

		2001		2000
Impuesto sobre la renta causado	$	16,007	$	
Impuesto sobre la renta diferido		115,150		101,898
Participación de los trabajadores en la utilidad causado		4,367		3,245
Total provisiones	$	135,524	$	105,143

b. La tasa del impuesto sobre la renta es del 35%. A partir de 2003 la tasa del 35% se reducirá en un punto porcentual cada año, hasta llegar al 32% en 2005. La tasa efectiva de impuesto sobre la renta de 2001 difiere de la tasa legal, debido principalmente a ciertas diferencias permanentes como gastos no deducibles y efectos de la inflación.

c. Hecho posterior - El 1o. de enero de 2002 se promulgó la Reforma Fiscal. Con relación a las disposiciones de la Ley del Impuesto sobre la Renta para personas morales, se realizaron entre otros cambios, los siguientes:

- Además de la reducción de la tasa de impuesto sobre la renta mencionada en el párrafo anterior y el nuevo procedimiento para determinar la proporción en que la compañía controladora es propietaria de acciones de sus subsidiarias, mencionados en párrafos anteriores, se elimina la posibilidad que existía hasta el 31 de diciembre de 2001 de pagar el impuesto sobre la renta a la tasa del 30%, con la opción de posponer el pago del 5% restante hasta que se distribuyeran las utilidades.

- El impuesto sobre la renta que en su caso se pague sobre dividendos distribuidos, se podrá acreditar contra el impuesto sobre la renta a cargo de la Compañía en los tres ejercicios siguientes al pago.

- Se elimina la obligación de retener el impuesto sobre la renta para quienes pagaban dividendos a personas físicas o a residentes del extranjero.

- Se elimina la deducibilidad de la participación de utilidades a los trabajadores pagada.

Los efectos que tengan estos cambios en el cálculo de los impuestos diferidos deberán registrarse a partir del 1o. de enero de 2002, utilizando la tasa de impuesto que sea aplicable a las diferencias temporales que se estima se materializarán cada año. La Compañía no ha concluido la cuantificación del efecto neto por estos cambios.

d. Los principales conceptos que integran el impuesto sobre la renta diferido al 31 de diciembre de 2001 y 2000, son:

	2001	2000
Pasivos por impuesto sobre la renta diferido:		
Cuentas por cobrar	$ 938,227	$ 970,403
Inmuebles, maquinaria y equipo	174,105	122,025
Inventarios	278,678	356,402
Otros	23,209	26,190
	1,414,219	1,475,020
Activos por impuesto sobre la renta diferido:		
Anticipos de clientes	73,586	51,363
Provisiones	12,979	4,301
Efecto de pérdidas fiscales por amortizar	703,001	731,886
	789,566	787,550
Subtotal	624,653	687,470
Impuesto al activo pagado por recuperar	106,655	33,601
Pasivo neto	$ 517,998	$ 653,869

e. Al 31 de diciembre de 2001 y 2000 existen diferencias temporales gravables recurrentes relativas a PTU diferida, principalmente de ingresos por ventas inmobiliarias e inventarios, por las que no se ha registrado el pasivo por PTU diferido por aproximadamente $49,781 y $62,336, respectivamente, porque la compañía considera que no se materializarán debido a la continuidad y recurrencia de sus operaciones. Por otra parte, existen diferencias permanentes no cuantificadas, principalmente por la actualización de los activos fijos que se estima tendrán efecto en la PTU que se cause en el futuro.

f. Las pérdidas fiscales pendientes de amortizar y el impuesto al activo por recuperar por los que se ha reconocido el activo por impuesto sobre la renta diferido y un pago anticipado, respectivamente, pueden recuperarse cumpliendo con ciertos requisitos. Sus montos actualizados y los años de vencimiento al 31 de diciembre de 2001, son:

Pérdida fiscal	Impuesto al activo	Año de Vencimiento
	$ 1,844	2003
$ 3		2004
108	2,773	2005
1,035,974	738	2006
410,285	1,638	2007
190,925	3,265	2008

48,877	31,778	2009
217,438	31,953	2010
104,963	32,666	2011
$ 2,008,573	$ 106,655	

g. El movimiento durante 2001 de la insuficiencia en la actualización del capital contable según estado de variaciones al capital contable, se presenta neto del efecto del impuesto sobre la renta diferido que le es relativo, con importe de $30,440.

21. Operaciones discontinuadas

Los resultados de las operaciones de Geo Beazer, L. P., según se explicó en la Nota 1, se presentan como operaciones discontinuadas como sigue:

	2001	2000
Ingresos	$ 14,131	$ 61,073
Costos y gastos	(22,622)	(99,868)
Otros gastos (ingresos)	(2,386)	(47,957)
Resultado neto	$ (10,877)	$ (86,752)

22. UTILIDAD POR ACCION

Las cifras utilizadas en la determinación de la utilidad por acción, por los años que terminaron el 31 de diciembre de 2001 y 2000, fueron:

El promedio ponderado de acciones en circulación en 2001 y 2000 fue de 100,458,430 y 100,472,530, respectivamente.

	Utilidad	Pesos por acción
Utilidad de operaciones continuas	$ 285,898	
Pérdida neta minoritaria	322	
Utilidad de operaciones continuas mayoritaria	286,220	$ 2.84
Pérdida de operaciones discontinuadas	(5,547)	(0.05)
Utilidad neta mayoritaria	$ 280,673	$ 2.79

	Utilidad	Pesos por acción
Utilidad de operaciones continuas	$ 202,292	
Pérdida neta minoritaria	1,024	
Utilidad de operaciones continuas mayoritaria	203,316	$ 2.02
Pérdida de operaciones discontinuadas	(47,844)	(0.47)
Utilidad neta mayoritaria	$ 155,472	$ 1.54

23. CONTINGENCIAS Y COMPROMISOS

a. La Compañía tiene demandas de carácter laboral por $3,493, sobre los cuales los abogados de la compañía esperan resolver favorablemente.

b. La empresa se constituyó como obligada solidaria parcial ante Bancomer, por los clientes que adquirieron viviendas de la Compañía, y por el monto máximo de 18 mensualidades del crédito hipotecario que recibieron de dicho banco; la obligación solidaria en resumen es:

   El plazo de la obligación es por tres años contados a partir de la fecha de escrituración de la vivienda; es decir, si el cliente está al corriente en sus pagos al final del tercer año, la obligación solidaria de la empresa termina. En caso de que en el transcurso de esos tres años los clientes no paguen puntualmente, la Compañía se compromete a pagar las mensualidades a Bancomer por cuenta del cliente y al momento de que el cliente se regularice en sus pagos, el Banco reintegra a la Compañía los pagos que haya efectuado.

   En caso de que por incumplimiento constante del cliente Bancomer tenga que demandar la cancelación del crédito, la Compañía podrá proporcionar un cliente sustituto o adquirir dicha vivienda.

   En resumen, la Compañía no espera incurrir en gastos o pérdidas significativas por esta obligación ya que permanentemente cuenta con clientes que demandan sus productos, por lo que se puede asegurar la sustitución del cliente que vaya a ser demandado y recuperar los pagos efectuados.

c. Promesa de compra de terrenos - En diciembre de 2000, la subsidiaria Geo Edificaciones enajenó lotes de terreno ("inmueble") a un fideicomiso, en el que BankBoston, S. A. - División Fiduciaria es el Fiduciario. Posteriormente, GEO celebró contrato de promesa de compraventa ("Contrato") sobre dicho inmueble con el Fiduciario. De conformidad con el contrato, GEO se obligó a adquirir el inmueble en seis etapas sucesivas con duración de un semestre cada una, a partir de junio de 2001 hasta diciembre de 2003, ya que para estos efectos el inmueble se dividió en seis porciones. El precio total de adquisición del inmueble es de $150,000, por lo que en cada compra parcial GEO deberá pagar la sexta parte de la cantidad antes señalada, más otros cargos que en su caso le repercuta el fideicomiso, según fórmulas acordadas en el Contrato. Al 31 de diciembre de 2001 GEO ha adquirido tres porciones de terreno, por lo que el saldo a esa fecha es de $75,000.

   Como parte de las condiciones acordadas en el Contrato, se establecieron ciertas limitaciones para GEO a nivel consolidado, respecto a pagar dividendos, a no disminuir el capital contable consolidado en más de $2,000,000, mantener ciertos índices de endeudamiento y de cobertura de intereses y mantener vigentes las fianzas ante el Gobierno del Estado de México por las obras de infraestructura pendientes de realizar. En caso de incumplimiento de alguna de las obligaciones del Contrato, se estableció el pago de una cantidad igual a la suma de las porciones del inmueble que no se hubieren adquirido a la fecha del incumplimiento. También algunas subsidiarias de GEO se constituyeron como obligadas solidarias en esta operación, y Geo Edificaciones constituyó una garantía hipotecaria sobre un terreno por el equivalente al 25% del importe de la operación.

   Por otra parte, la Geo Edificaciones celebró convenio de opción de compra del inmueble con BankBoston, S. A. – División Fiduciaria, que le confiere el derecho de adquirir o designar a un tercero para adquirir el inmueble o sus porciones, en caso de que GEO renuncie a su derecho según el contrato antes mencionado.

d. Se tiene celebrado un contrato de promesa de compraventa para la adquisición de un terreno, habiéndose fijado como precio el trece porciento del producto final por la venta de

las viviendas que se construyan en dicho terreno. A la fecha de celebración del contrato, se acordó un pago de $17,143, de los cuales al 31 de diciembre de 2001 se han liquidado $11,600, y el remanente de $5,543 es pagadero en febrero y abril de 2002. Por las viviendas que se considera pueden construirse y venderse, se estima que se podrían pagar $10,000, adicionales.

24. NUEVOS PRONUNCIAMENTOS CONTABLES

En diciembre de 2001 el Instituto Mexicano de Contadores Públicos (IMCP) emitió el nuevo Boletín C-9 "Pasivo, Provisiones, Activos y Pasivos Contingentes y Compromisos" ("C-9") cuyas disposiciones son obligatorias para los ejercicios que inicien a partir del 1o. de enero de 2003, aunque se recomienda su aplicación anticipada. El C-9 sustituye las disposiciones del anterior Boletín C-9 "Pasivo" y el C-12 "Contingencias y compromisos" y establece entre otros aspectos, mayor precisión en conceptos relativos a provisiones, obligaciones acumuladas y pasivos contingentes, así como nuevas disposiciones respecto al reconocimiento contable de provisiones, el uso del valor presente y la redención de obligaciones cuando ocurre anticipadamente o se sustituye por una nueva emisión.

En enero de 2002, el IMCP emitió el nuevo Boletín C-8 "Activos intangibles" ("C-8) con la misma vigencia y recomendación señaladas para el Boletín C-9. El C-8 sustituye el anterior Boletín C-8 "Intangibles" y establece, entre otros, que los costos de desarrollo de un proyecto se deben capitalizar si cumplen con los criterios establecidos para su reconocimiento como activos; los costos preoperativos que se incurran a partir de la fecha en que se aplique este Boletín, deben registrarse como un gasto del período. El saldo no amortizado de los costos preoperativos capitalizados conforme el Boletín C-8 anterior, se amortizarán de acuerdo con lo establecido en dicho Boletín. Para efectos de reducir en lo posible el residuo que constituye un "crédito mercantil" en el caso de adquisiciones de negocios, se proporcionan conceptos de intangibles a identificar y cuantificar.

La Compañía no ha concluido la evaluación de los efectos de estos dos nuevos principios contables en su situación financiera y resultados.

* * * * * *

Casas GEO

CORPORACIÓN GEO, S.A. DE C.V.

Margaritas, 433, Colonia Ex. Hacienda Guadalupe Chimalistac, C. P. 01050, México, D. F.

Las Acciones Serie "B" de Corporación Geo se Encuentran Inscritas en el Registro Nacional de Valores, Cuentan con Derecho a Voto y Cotizan en la Bolsa Mexicana de Valores desde 1994.

El Programa de ADR's Nivel 1 de Corporación Geo se Encuentra Aprobado por la Securities and Exchange Comission

GEOB

Los Valores de la Empresa Están Inscritos en el Registro de Valores y son Objeto de Cotizar en la Bolsa

La Inscripción en el Registro Nacional de Valores no Implica Certificación Sobre la Bondad del Valor o la Solvencia del Emisor.

Empresa Emisora	Tipo de Valor Inscrito	Calificación	Vencimiento De la Línea	Monto de la Línea[1]
Corporación Geo	Papel Comercial	mxA-2	Noviembre 6, 2003	180
Corporación Geo	Certificado Bursátil Corto Plazo	mxA-2	Diciembre 8, 2003	100
Corporación Geo	Pagaré a Mediano Plazo	mxA	Agosto 7 , 2003	300
Corporación Geo	Pagaré a Mediano Plazo	mxA	Enero 27, 2005	300
Corporación Geo	Pagaré a Mediano Plazo	mxA	Marzo 28, 2006	135
Corporación Geo	Pagaré a Mediano Plazo	mxA	Abril 26, 2006	65
Corporación Geo	Pagaré a Mediano Plazo	mxA	Octubre 30, 2006	200
Geo Hogares Ideales	Papel Comercial	mxA-2	Noviembre 24, 2003	70
Geo Edificaciones	Papel Comercial	mxA-2	Agosto 29, 2003	50
Corporación Geo	Europapel Comercial	----	Abril 4,2003	700
Corporación Geo	Certificado de Participación Ordinario	mxAA- y mxAA	Julio 22, 2004	167
Corporación Geo	Certificado de Participación Ordinario	mxAA-	Agosto 4, 2005	100

(1) En millones de pesos.

"Reporte anual que se presenta de acuerdo con las disposiciones de carácter general aplicables a las Emisoras de valores y a otros participantes del mercado por el año terminado al 31 de Diciembre de 2002"

INDICE

Pág.

I. INFORMACION GENERAL
a) Glosario de Términos y Definiciones 4
b) Resumen Ejecutivo 7
c) Factores de Riesgo 10
d) Otros Valores Inscritos en el RNV 14
e) Cambios significativos a los Derechos de Valores Inscritos en el RNV 15
f) Documentos de Carácter Público 15

II. LA COMPAÑIA
Historia y Desarrollo del Emisor 15
Descripción del Negocio 19
i) Actividad Principal 19
ii) Canales de Distribución 24
iii) Patentes, Licencias, Marcas y Otros Contratos 24
iv) Principales Clientes 25
v) Legislación Aplicable y Situación Tributaria 26
vi) Recursos Humanos 26
vii) Desempeño Ambiental 27
viii) Información del Mercado y Ventajas Competitivas 27
ix) Estructura Corporativa 31
x) Descripción de los principales Activos 31
xi) Procesos Judiciales, Administrativos o Arbitrales 32
xii) Acciones Representativas del Capital 32
xiii) Dividendos 33

III. INFORMACION FINANCIERA
a) Información Financiera Seleccionada 33
b) Información Financiera por Línea de Negocio, Zona Geográfica y Ventas de Exportación 35
c) Informe de Créditos Relevantes 37
d) Comentarios y Análisis de la Administración sobre los Resultados de Operación y Situación Financiera de la Compañía 37
i) Resultados de Operación 37
ii) Situación Financiera, Liquidez y Recursos de Capital 43
iii) Control Interno 44
e) Estimaciones Contables Críticas 46

IV. ADMINISTRACIÓN
a) Auditores Externos 47
b) Operaciones con Personas Relacionadas y Conflicto de Intereses 47
c) Administradores y Accionistas 47
d) Estatutos Sociales y otros Convenios 55

V. MERCADO ACCIONARIO
a) Estructura Accionaria 67
b) Comportamiento de la Acción en el Mercado de Valores 69

VI. PERSONAS RESPONSABLES 72

VII. ANEXOS
Estados Financieros Dictaminados 76

a) Glosario de Términos y Definiciones

Para los efectos del presente Reporte, los términos utilizados con mayúscula inicial, tendrán el significado que se les atribuye a continuación, mismos que serán aplicables tanto al singular como al plural de los términos definidos.

ADR's	Significa Recibo Depositario Americano (por sus siglas en inglés American Depository Receipt), forma similar a un certificado de valores registrado a nombre de su poseedor y que representa cierto número de acciones en una corporación extranjera.
BMV	Significa, la Bolsa Mexicana de Valores, S.A. de C.V.
Calificadora	Significa, la sociedad o empresa calificadora que cuente con autorización de la CNBV, designada por Geo.
MultiValores	Significa, MultiValores, Casa de Bolsa, S.A. de C.V., MultiValores Grupo Financiero
Monex Casa de Bolsa	Significa, Monex Casa de Bolsa, S.A. de C.V.
Certificados	Significan, los Certificados Bursátiles.
CNBV	Significa, la Comisión Nacional Bancaria y de Valores.
Compañía	Significa, Corporación Geo, S.A. de C.V. y sus subsidiarias consolidadas.
Corporación Geo	Significa, Corporación Geo, S.A. de C.V.
CPO's	Significa, Certificados de Participación Ordinarios.
Deloitte & Touche	Significa, Galaz, Yamazaki, Ruíz Urquiza, S.C., representante en México de Deloitte Touche Tohmatsu International.
DGA	Significa, Director General Adjunto.
Emisor	Significa, Corporación Geo.
Estados Financieros	Significa, los estados financieros dictaminados consolidados de Corporación Geo por los años terminados el 31 de diciembre de 2002 y 2001.
EUA	Significa, los Estados Unidos de América.
Eurobono	Significa un bono en dolares a largo plazo emitido en el extranjero.
Fovi	Significa, el Fondo de Operación y Financiamiento Bancario a la Vivienda.
Fovissste	Significa Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales del los Trabajadores del Estado
Fitch	Significa, Fitch México, S.A. de C.V.
Gastos de Emisión	Significa, de manera enunciativa, más no limitativa: (i) los derechos de inscripción de los Certificados en el RNV de la CNBV; (ii) las cuotas de inscripción de los Certificados en la BMV; (iii) las cuotas de administración y custodia de los títulos de los Certificados por su depósito en Indeval; (iv) los honorarios del Intermediario Colocador; (v) los gastos de publicaciones; y (vi) cualquier otro costo y gasto que se requiera para llevar a cabo la emisión de los Certificados.
Gobierno	Significa, el Gobierno Federal de México.
Geo	Significa, Corporación Geo, S.A. de C.V. y sus subsidiarias consolidadas.

Indeval	Significa, la S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores.
Infonavit	Significa, el Instituto del Fondo Nacional para la Vivienda de los Trabajadores.
ISR	Significa, impuesto sobre la renta.
México	Significa, los Estados Unidos Mexicanos.
Nafin	Significa, Nacional Financiera, S.N.C., Institución de Banca de Desarrollo.
Outsourcing o Outsourcing de Terrenos	Significa, en ambos casos, alianzas con propietarios de terrenos o inversionistas quienes ofrecen sus terrenos para el desarrollo de proyectos de Corporación Geo.
PCGA	Significa, los Principios de Contabilidad Generalmente Aceptados.
Programa	Significa, el Programa de Certificados Bursátiles a que se refiere el presente documento.
Reporte	Significa, el presente Reporte.
PTU	Significa, participación de los trabajadores en las utilidades.
Representante Común	Significa, la institución que actuará como Representante Común de los Tenedores.
RNV	Significa, el Registro Nacional de Valores a cargo de la CNBV.
SEC	Securities and Exchange Comission.
SHF	Significa, la Sociedad Hipotecaria Federal (antes Fovi)
SHCP	Significa, la Secretaría de Hacienda y Crédito Público.
Sofol	Significa, Sociedad Financiera de Objeto Limitado.
Standard & Poor's	Significa, Standard & Poor's, S.A. de C.V.
Tenedor	Significa, cualquier y toda persona que en cualquier momento sea propietaria o titular de uno o más Certificados.
Udi	Significa, Unidad de Inversión.

Presentación de la Información Financiera y Económica

En este Reporte, las referencias hechas a "$", se refieren a la moneda nacional (pesos) y las referencias hechas a "US $", se refieren a dólares de los EUA. A menos que el contexto requiera lo contrario, la información financiera y económica contenida en el presente Reporte, ha sido expresada en pesos. Algunas cifras y los porcentajes contenidos en este Reporte, se han redondeado para facilitar su presentación.

Los Estados Financieros se presentan de acuerdo con los PCGA e incorporan las disposiciones del Boletín B-10 del Instituto Mexicano de Contadores Públicos, A.C., el cual requiere la reexpresión de los estados financieros a la fecha del último balance, de tal manera que se presente toda la información en unidades monetarias comparables, eliminando así el efecto distorsionante de la inflación. A menos que se especifique lo contrario, la información financiera contenida en este Reporte, ha sido expresada en pesos constantes al 31 de diciembre de 2002. Los estados financieros dictaminados al 31 de diciembre de 2002, se derivan de información interna preparada por la Compañía e incluye, en opinión de su administración, todos los ajustes necesarios para una presentación adecuada de dicha información.

b) *Resumen Ejecutivo*

El resumen siguiente se encuentra elaborado conforme, y está sujeto, a la información detallada y a los Estados Financieros contenidos en este Reporte. A menos que el contexto requiera lo contrario, cuando se utilice en este Reporte el término "Corporación Geo" se referirá a Corporación Geo, S.A. de C.V. y los términos "Geo" o "Compañía" se referirán indistintamente a Corporación Geo, S.A. de C.V. y sus subsidiarias consolidadas.

La Compañía

Geo es una empresa promotora de conjuntos habitacionales totalmente integrada que participa en todos los aspectos de promoción, diseño, construcción y comercialización de proyectos de vivienda de interés social y vivienda media en México. A través de sus Empresas subsidiarias posicionadas en las ciudades más dinámicas del País, Geo es el Desarrollador de Vivienda más diversificado geográficamente en México, operando en 33 ciudades dentro de 19 estados, cubriendo así más del 70% de la población del país. Adicionalmente, la Marca "Casas Geo" es reconocida por 9 de cada 10 clientes potenciales, es "Top of Mind" en el Mercado y la Marca más reconocida de la Industria de Vivienda en el país. Con una participación de mercado del 8.1%, la Empresa cuenta con una sólida reputación por sus diseños y su calidad, habiendo vendido más de 190,000 casas desde su fundación en las que actualmente viven más de 850,000 personas. El liderazgo de Corporación Geo se refleja también en sus volúmenes de producción, prácticamente duplicando en número de viviendas vendidas a sus más cercanos competidores. Los proyectos de la Compañía varían en cuanto al número de viviendas desde 400 hasta 15,000 unidades, las cuales generalmente constan de dos pisos, en forma de casa o departamento de dos recámaras, dentro de un plan maestro para conjuntos habitacionales que generalmente incluyen instalaciones educativas, de esparcimiento y comerciales. Geo utiliza técnicas de diseño y construcción innovadoras, las cuales le han permitido reducir el tiempo de construcción y ofrecer viviendas de alta calidad a bajos precios. El precio de venta promedio de las viviendas entregadas por la Compañía durante 2002 fue de aproximadamente $226,970.

Creada en 1973, las oficinas corporativas de Geo se encuentran en la Ciudad de México, y desde 1994 las acciones de la Empresa cotizan en la Bolsa Mexicana de Valores bajo el símbolo de GEOB. Geo forma parte del selecto grupo de 36 emisoras dentro del Índice de Precios y Cotizaciones de la Bolsa Mexicana de Valores. El grupo de control de la Empresa controla el 34% de la única serie de Acciones de la Compañía y está formado por los Ejecutivos que han dirigido las operaciones de la Empresa desde su fundación.

La industria de la vivienda en México ha crecido significativamente durante los últimos 10 años y se espera que continúe creciendo como resultado de las cifras demográficas del país así como por las iniciativas del gobierno. La demanda de vivienda en México actualmente sobrepasa a la oferta, en donde los institutos gubernamentales estiman un déficit en el país de seis millones de viviendas. Como respuesta a este déficit, la administración del Presidente Vicente Fox ha anunciado su intención para superar por más del doble el número de hipotecas disponibles para vivienda a través del Instituto Nacional del Fondo para la Vivienda de los Trabajadores "Infonavit", la Sociedad Hipotecaria Federal "S.H.F.", el Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado "Fovissste" y otras instituciones.

Desde el inicio de sus operaciones, la Compañía se ha posicionado como promotor de viviendas de interés social, realizando operaciones con el Instituto del Fondo Nacional para la Vivienda de los Trabajadores ("Infonavit"). Durante el período comprendido entre 1973 y 1992, año en el cual el Infonavit reformó su ley orgánica, Geo promovía proyectos para el desarrollo de viviendas y obtenía contratos de diseño y construcción, principalmente. Por consiguiente, la mayor parte de las operaciones de Geo en ese período se abocaban a estas actividades como contratista del Infonavit y al desempeño de servicios adicionales, como la ubicación de terrenos adecuados y la construcción de infraestructura para proyectos de vivienda. En 1992, como parte de un plan integral para reformar la industria mexicana de vivienda, el Infonavit fue reestructurado para funcionar únicamente como proveedor de financiamiento hipotecario a trabajadores calificados, dejando los desarrollos y las demás actividades relacionadas al sector privado. Como resultado de esas reformas, la Compañía se consolidó como promotor de conjuntos habitacionales integrales. Debido a su experiencia previa en la promoción, diseño, construcción y comercialización, Geo

ha podido aprovechar plenamente la reforma del Infonavit y se ha convertido en uno de los promotores de vivienda que utiliza el más alto volumen de créditos hipotecarios financiados por dicho Instituto.

Asimismo, la Compañía ha experimentado un fuerte crecimiento en el acceso a los créditos hipotecarios financiados por la Sociedad Hipotecaria Federal ("SHF") y Fovissste. Durante 2002, Infonavit, la SHF (antes Fovi) y Fovissste proporcionaron el 65%, 10% y 10%, respectivamente, del total de créditos hipotecarios para viviendas de interés social en México. En el año 2002 aproximadamente el 77% de las viviendas vendidas en México por Geo fueron adquiridas por compradores con créditos hipotecarios del Infonavit, mientras que el restante 23% provino de financiamientos otorgados por la SHF (antes Fovi) y por Fovissste.

La Compañía ha registrado un importante crecimiento en los últimos ocho años. Sus ingresos anuales totales pasaron de $2,139.7 millones en 1994, a $5,445.3 millones en 2002, dando como resultado un crecimiento anual compuesto del 12.4% en términos reales. Dicho crecimiento se debe principalmente al desarrollo de tecnologías de diseño y construcción para grandes volúmenes de viviendas, instrumentados por la Compañía. Adicionalmente, Geo aprovechó la reforma del Infonavit, los aspectos demográficos del país, las políticas favorables de vivienda por parte del gobierno y la capitalización de la Compañía mediante ofertas públicas de capital para sustentar dicho crecimiento.

El mercado de vivienda de interés social en México se ha caracterizado por una significativa y limitada disponibilidad de financiamiento hipotecario para los trabajadores de bajos ingresos. El escaso financiamiento hipotecario, aunado a un crecimiento histórico poblacional muy rápido, ha traído como consecuencia un marcado déficit de vivienda, el cual se intensifica por el alto índice de crecimiento poblacional en las zonas urbanas, por el alto porcentaje de personas que se incorporan a la fuerza de trabajo y a la formación de nuevas familias.

La administración de la Compañía considera que ésta se ha convertido en la empresa desarrolladora de vivienda más grande de México, debido principalmente a su:

(i) Especialización en este segmento de la industria;
(ii) Utilización de técnicas innovadoras de diseño, construcción, tecnología y comercialización;
(iii) Compromiso a la investigación y desarrollo;
(iv) Énfasis en la eficiencia de costos y calidad en la construcción;
(v) Expansión geográfica;
(vi) Equipo de directivos con amplia experiencia y especialización;
(vii) Compromiso con el desarrollo de sus trabajadores;
(viii) Imagen de marca y prestigio;
(ix) Superior diseño y productos;
(x) Marcada orientación al cliente.

Liderazgo en cada segmento del Mercado de Vivienda.
Desde 1973, la Compañía se había enfocado fuertemente en construir vivienda de interés social de alta calidad. Geo continuará su dedicación en dicho segmento al contar con muy buenas relaciones con las instituciones financieras, y piensa que el déficit actual de vivienda en conjunto con la marcada mejoría de disponibilidad de hipotecas presentará oportunidades significativas de crecimiento. El Presidente Fox ha anunciado la meta de incrementar la disponibilidad de viviendas en México, partiendo de una base de 330,000 unidades anuales en el 2000, a 750,000 viviendas anuales para el año 2006. Recientemente, la mejora en la situación económica y en la disponibilidad de hipotecas en México ha permitido a la Compañía extender sus ventas en el segmento de Vivienda Media mismo que cuenta con la mayor demanda y resulta más rentable, en donde Geo se ha convertido en el líder del mercado. De igual forma la Compañía ha extendido sus actividades en el segmento de Vivienda Económica, el cuál también ha mostrado gran apoyo por parte de las Instituciones Financieras, principalmente el Infonavit y mismo segmento en el cuál Geo también se ha convertido en líder del mercado.

Geo cuenta con una Administración Dedicada y con Experiencia

La Administración de la Compañía está conformada por altos ejecutivos con experiencia en arquitectura, ingeniería, construcción, marketing, leyes, desarrollo de banca y bienes raíces, muchos de los cuales han sido reconocidos tanto nacional como internacionalmente como líderes en la Industria de la Vivienda. La Compañía también es reconocida por atraer, capacitar y retener a un equipo de expertos profesionales en el ámbito de la vivienda, además de que promueve el desarrollo de programas y la continua capacitación interna. En este sentido con fin de reforzar esta estrategia, la Compañía creó el Instituto Geo con objeto de capacitar a todos sus empleados en la operaciones de la Compañía, tal es el caso del Diplomado Directivo y Gerencial que en conjunto con el Instituto Tecnológico de Estudios Superiores de Monterrey ITESM, se imparte a nivel nacional utilizando tecnología de punta. La Compañía también ha desarrollado un plan de incentivos en el cuál acciones del capital de Geo son ahora propiedad de más de 2,500 de sus empleados.

Compromiso con la Investigación, Desarrollo y Tecnología.
La Compañía se encuentra convencida de que el compromiso con la investigación, desarrollo y tecnología es una de sus más importantes ventajas competitivas. Este compromiso le permite a la Compañía incrementar su volumen de producción, reducir sus costos de construcción y mantener la rentabilidad, a la vez de entregar a los clientes una casa con la más alta calidad y un alto atractivo estético. La Compañía piensa que esta estrategia le permitirá alcanzar niveles más altos en la calidad de la construcción y mejorar su posición en relación a la competencia.

Los factores anteriores han contribuido al crecimiento de Geo, así como a su habilidad para expandir sus operaciones geográficamente.

Al 31 de diciembre de 2002, las operaciones internacionales de la Compañía de concentran en Chile donde, a través de su subsidiaria Inversiones Geo Chile Limitada, posee una participación minoritaria en Constructora Geosal, S.A., Inmobiliaria Geosal, S.A. y Agrícola Las Vizcachas Limitada. Dado que las operaciones en Chile no representan un volumen importante, así como que los resultados de dichas operaciones solamente se reconocen bajo el método de participación, dichas operaciones internacionales no tienen efectos significativos en los resultados de operación, ni en la estructura financiera de la Compañía.

Información Financiera
Los ingresos al 31 de diciembre de 2002 ascendieron a $5,445.3 millones, lo que representó un incremento de $466.8 millones ó 9.4% contra los $4,978.5 millones registrados al 31 de diciembre de 2001. Adicionalmente los precios de las viviendas vendidas en México, por la mezcla de producto, se incrementaron 0.8% en términos reales.

La utilidad bruta se incrementó un 10.0% al pasar de $1,296.9 millones en 2001, a $1,427.2 millones al 31 de diciembre de 2002, derivado principalmente del incremento en los ingresos y de un mayor margen bruto. Por otra parte el margen bruto se incrementó a 26.2% comparado contra el 26.0% de 2001.

Los gastos de operación al 31 de diciembre de 2002 ascendieron a $585.4 millones, lo que representa una disminución de 2.0% contra los $596.8 millones registrados al 31 de diciembre de 2001. Esta disminución refleja los efectos de las políticas de austeridad iniciadas por la Compañía desde finales del año 2000. Por otra parte es importante mencionar derivado de dicha reducción en términos reales, la incidencia de gastos de operación a ventas disminuyó del 12.0% en 2001 al 10.8% al 31 de diciembre de 2002.

El costo integral de financiamiento disminuyó al pasar de $243.1 millones en 2001 a $234.1 en el 2002, lo que representa una disminución de 3.7% en términos reales. Esta mejora se debe principalmente a la disminución de gastos financieros en un 10.1% y a la disminución en un 28.1% de la pérdida monetaria, derivado de menores tasas de interés y un menor promedio de pasivos con costo durante 2002.

La utilidad neta ascendió a $ 364.6 millones, lo que representó un incremento del 22.9% con respecto a los $ 296.7 millones obtenidos al 31 de diciembre de 2001.

Comportamiento de la Acción en el Mercado de Valores
Ver inciso b) del Capítulo 5 "Mercado Accionario"

c) Factores de Riesgo

Los inversionistas potenciales deben considerar cuidadosamente toda la información contenida en el presente Reporte y, en particular, lo siguiente:

Situaciones Relativas a los Países en los que Opera la Compañía

General. Geo es una sociedad mexicana y la mayor parte de sus ingresos se derivan de operaciones en México. Históricamente, el Gobierno ha ejercido y sigue ejerciendo una influencia importante sobre la economía mexicana, por tanto, las acciones gubernamentales relativas a la economía podrían tener un impacto importante sobre Geo, así como en las condiciones del mercado.

Adicionalmente, Geo mantiene operaciones en Chile a través de una empresa en la cual tiene una participación minoritaria por lo que considera cualquier situación adversa derivada de factores económicos, políticos o sociales en dicho país no representa un factor de riesgo para su negocio en general.

Restricción de Créditos por Factores Macroeconómicos Adversos. Comenzando en diciembre de 1994 y continuando durante el año de 1995, México experimentó una crisis económica caracterizada por alta inflación, inestabilidad del tipo de cambio, altas tasas de interés, contracción de la demanda interna por productos y servicios, disminución en el poder adquisitivo de los consumidores, reducida disponibilidad de crédito, alto desempleo y disminución en la confianza de los inversionistas extranjeros en México.

Esta situación ocasionó una contracción en el Producto Interno Bruto, que había crecido a una tasa anual del 3.5% durante 1994, cayendo a -6.9% en 1995. Como resultado de la devaluación del peso y la crisis económica, la inflación se incrementó en 1995 a 51.9%, en comparación con 7.1% en 1994 y la Tasa de Interés Interbancario Promedio ("TIIP") fluctúo entre 34.4% y 109.7% durante 1995, en comparación con los niveles registrados en 1994 de entre 10.0% y 39.7%. Lo anterior provocó, entre otras cosas, una disminución tanto en la demanda como en la oferta de créditos hipotecarios, aunque en una menor escala en el sector de vivienda de interés social.

La crisis experimentada y las políticas gubernamentales aplicadas han tenido efectos adversos en la economía mexicana que, a su vez, ha afectado al sector de la vivienda en México en general, aunque en una menor escala a la vivienda de interés social. De conformidad con lo anterior, el número de créditos hipotecarios financiados por el Infonavit decreció de 113,000 en 1994, a 95,000 en 1995, mientras que los créditos hipotecarios financiados por la SHF (antes Fovi) aumentaron de 42,721 a 44,000, durante el mismo período. Sin embargo, no puede asegurarse que el desempeño mostrado por el Infonavit y/o la SHF (antes Fovi) durante dicho período sería similar en caso que ocurriera una nueva crisis económica en México. En caso que volviera a presentarse una situación similar a aquélla provocada por la devaluación de 1994, el sector de la vivienda en México en lo general y el otorgamiento de créditos podría verse adversamente afectado.

México, como la mayor parte de los países occidentales se ve influenciado por el efecto globalizador de la economía mundial, esto evidencia la susceptibilidad de la economía nacional a diversas situaciones criticas internacionales como la desaceleración económica de los Estados Unidos que al disminuir su consumo interno, reduce la demanda de productos de exportación nacionales a ese país y a otros mercados. De continuar las tendencias desfavorables en algunos países desarrollados (devaluación del dólar estadounidense frente al euro), podría afectar los flujos de capitales externos provocando una posible volatilidad en el tipo de cambio y en las tasas de interés.

Las crisis financieras experimentadas por países emergentes de América del Sur, derivadas de problemas estructurales de sus economías y reflejadas en su incapacidad de cumplir con los compromisos financieros adquiridos con otros países u organismos internacionales, traen como consecuencia la desinversión de

empresas multinacionales en aquellos países y la devaluación de sus divisas frente al dólar estadounidenses. Tales son los casos de Argentina y Brasil.

Lo descrito anteriormente deriva en fluctuaciones cambiarias y volatilidad de las tasas de interés, que pueden provocar la restricción en el otorgamiento de créditos y disminuir las operaciones de financiamiento a la construcción.

Factores Relacionados con la Industria de Vivienda de Interés Social en México

Dependencia en el Desempeño y Financiamiento de Infonavit, Fovissste y SHF (antes Fovi). El mercado de vivienda de interés social en México ha estado, y sigue estando, caracterizado por un déficit importante de financiamiento hipotecario. La limitada disponibilidad de financiamiento ha restringido la construcción de vivienda y ha contribuido al actual déficit de vivienda de interés social. Las viviendas mexicanas de interés social generalmente se caracterizan por ser viviendas adquiridas por compradores con ingresos mensuales que oscilan entre dos y nueve salarios mínimos mensuales, con precios de venta de hasta 500,000 Udis.

Prácticamente todo el financiamiento para la vivienda de interés social en México ha sido otorgado por el Infonavit, Fovissste y por fondos para la vivienda promovidos por el Gobierno, como la SHF (antes Fovi). La Compañía depende de la disponibilidad del financiamiento hipotecario que otorgan los proveedores de créditos hipotecarios para efectuar todas sus ventas, por lo que las operaciones de la Compañía se ven influenciadas por cambios en las políticas y procedimientos administrativos del Infonavit, la SHF (antes Fovi), Fovissste, el sector bancario y las políticas de vivienda del Gobierno. Aunque Infonavit, Fovissste y SHF (antes Fovi) han desempeñado un papel importante en la formulación e instrumentación de la política gubernamental para la vivienda, no puede asegurarse que el Gobierno no limitará la disponibilidad del financiamiento hipotecario que otorgan tales organismos ni instituirá cambios, como modificaciones a los métodos para otorgar los créditos hipotecarios, lo que originaría un efecto importante en las operaciones de la Compañía. Cualquier baja en la cantidad de fondos disponibles de tales fuentes podría tener un efecto adverso sobre los negocios de Geo, sus resultados de operación, sus perspectivas y situación financiera. No hay garantía alguna de que el monto de financiamiento hipotecario que otorga la SHF (antes Fovi), Infonavit, Fovissste ni las demás fuentes de recursos, se mantendrá en los niveles actuales.

Reglamentación. La industria de la construcción de vivienda de interés social en México está sujeta a extensas reglamentaciones por parte de diversas autoridades federales, estatales y municipales que afectan la adquisición de terrenos y las actividades de desarrollo y construcción. La Compañía requiere autorizaciones de varias autoridades para efectuar sus actividades de construcción. Los cambios de gobierno, o en las leyes y/o reglamentos aplicables, pueden retrasar las operaciones de Geo. Las operaciones de la Compañía también están sujetas a la normatividad ambiental, sea ésta de carácter federal, estatal o municipal, misma que se ha vuelto más estricta en los últimos años. (Ver *"Legislación Aplicable y Situación Tributaria"*).

Geo otorga a sus clientes una garantía por un año por los vicios ocultos de la construcción. Aunque Geo ha estado sujeta a pocas reclamaciones por vicios ocultos en el pasado, no puede asegurarse que en el futuro no se presentarán reclamaciones importantes que resulten de posibles defectos en los materiales que entreguen terceros o por otras circunstancias fuera del control de Geo.

Factores Ecológicos. Las infracciones a las Leyes Ambientales Federales y Locales están sujetas a diversas sanciones que, dependiendo de la gravedad de la infracción, pueden consistir en (i) multas; (ii) arresto administrativo; (iii) clausura temporal o definitiva, total o parcial; (iv) suspensión o revocación de concesiones, licencias, permisos o autorizaciones.

Adicionalmente, en los casos previstos en el Código Penal Federal y los Códigos Penales Estatales, puede incurrirse en la comisión de delitos ambientales y en la aplicación de las sanciones respectivas.

Aún cuando Corporación Geo selecciona cuidadosamente las reservas territoriales en las que desarrollará sus proyectos; no hay certeza absoluta de que un terreno adquirido por la compañía no será declarado en un futuro por las autoridades respectivas, reserva ecológica o restringirá su utilización por las modificaciones que posteriormente pudieren hacerse a la legislación mencionada en el párrafo anterior.

Competencia. El sector de la vivienda en México está sumamente fragmentado y en la actualidad existe un gran número de empresas que prestan servicios de construcción de conjuntos habitacionales. Debido a la escasez de financiamiento hipotecario y préstamos para la construcción de vivienda, muy pocas compañías han podido alcanzar un tamaño considerable y desarrollar economías de escala significativas. Geo considera que es la desarrolladora de viviendas más grande de México en cuanto a unidades vendidas.

La actividad del desarrollo inmobiliario implica por lo general un alto uso de capital de trabajo, por lo que las empresas que no están capitalizadas y/o no tienen fácil acceso al crédito son muy vulnerables a los cambios económicos que pueda sufrir el país. Adicionalmente la mayoría de los desarrolladores o constructores operan solo localmente, es decir que difícilmente tienen operaciones en más de dos entidades, municipios o ciudades.

Hay muy pocas constructoras o promotoras extranjeras operando en México y ninguna de ellas tiene una participación importante en el mercado de vivienda de interés social. De conformidad con la Ley de Inversiones Extranjeras, las compañías constructoras internacionales pueden establecer subsidiarias dedicadas a la construcción de vivienda en México sin necesidades de aprobación previa, aunque se podría requerir autorización de la Comisión Federal de Competencia Económica en los términos de la Ley Federal de Competencia Económica y su reglamento. Cabe mencionar que no existe certeza de que no surgirán competidores extranjeros con alta capacidad financiera y operativa en el corto o mediano plazo.

Factores Relacionados con Geo

Estacionalidad. Anteriormente y hasta 1998, Geo al igual que otros promotores en la industria de vivienda de interés social en México, experimentaba cambios importantes durante el año debido a los ciclos operativos de las instituciones que proporcionan financiamiento hipotecario al sector. Actualmente, Geo no experimenta estacionalidad significativa en sus operaciones, debido principalmente a que las convocatorias para el otorgamiento de créditos para derechohabientes del Infonavit y Fovissste así como las subastas de la SHF (antes Fovi), se realizan de forma regular a lo largo del año. No obstante lo anterior, no puede asegurarse que cambios en las políticas y procedimientos del Infonavit, Fovissste, de la SHF (antes Fovi), o de otras instituciones que proporcionan financiamiento al sector, vuelvan a afectar a Geo en la estacionalidad de sus operaciones. En los últimos dos años los ingresos del primer semestre han representado el 43% y en el segundo semestre se concentra el restante 56%.

Estructura de Controladora. Corporación Geo es una controladora pura que no tiene activos importantes distintos de las acciones de sus subsidiarias, de las cuales tiene propiedad mayoritaria. La capacidad de Geo para cumplir con sus obligaciones financieras y para dar servicio a su deuda depende principalmente de que reciba fondos suficientes de sus subsidiarias. Además, de conformidad con la legislación mexicana, las subsidiarias sólo pueden pagar dividendos a Corporación Geo sobre las utilidades que estén incluidas en estados financieros aprobados por los accionistas después de compensar cualquier pérdida previamente existente, destinar fondos correspondientes a la reserva legal y una vez que los accionistas han aprobado el pago de dividendos.

Reservas Territoriales Limitadas. Actualmente Geo mantiene suficientes reservas territoriales propias y en esquema de outsourcing para cubrir sus necesidades de construcción para los próximos 2.5 – 3.0 años. No se puede asegurar que Geo podrá encontrar terrenos adecuados para cubrir sus necesidades de construcción después de ese período o que podrá adquirir los terrenos a precios atractivos, aunque en el pasado no se han encontrado problemas a este respecto.

Liquidez y Disponibilidad de Fondos. Los requerimientos de capital de Geo dependen de varios factores que incluyen la cantidad de recursos requeridos para adquirir terrenos adecuados para las construcciones futuras, así como recursos para financiar el desarrollo y construcción de nuevos proyectos cuyo pago se efectuará hasta escriturar la vivienda. Por estas razones, no pueden predecirse con precisión el plazo y monto de los requerimientos de capital de Geo. La Compañía prevé que pudiera ser necesario obtener financiamiento adicional de préstamos, coinversiones u otras negociaciones. Sin embargo, no puede asegurarse que tales recursos adicionales estarán disponibles en términos que sean atractivos para Geo.

Como resultado de su crecimiento, la Compañía ha experimentado y estima continuar experimentando incrementos substanciales en sus requerimientos de liquidez, dedicados principalmente a financiar los trabajos de desarrollo y construcción mientras se recibe el pago de los clientes al momento de entregar su vivienda. A la fecha, el financiamiento para estos trabajos de desarrollo y construcción se ha obtenido de los mercados nacionales e internacionales, así como de las instituciones financieras.

Aunque la Compañía no comienza la construcción de desarrollos hasta que se ha confirmado la disponibilidad del financiamiento hipotecario, sí realiza la compra de terrenos y las actividades necesarias para obtener los permisos y licencias, así como ciertas actividades de desarrollo de infraestructura anteriores a recibir la confirmación de la disponibilidad de financiamiento hipotecario. La Compañía no recibe los recursos provenientes de las ventas de vivienda sino hasta que dichas viviendas se terminan y entregan a los compradores. Como resultado de lo anterior, Geo requiere financiar sus actividades de desarrollo y construcción a través de capital de trabajo y de fuentes externas, principalmente mediante créditos puente (créditos de una institución de crédito o Sofol, garantizados por el terreno y la construcción y que se pretende sean amortizados con los recursos de las escrituraciones por unidad en el conjunto habitacional). Aun cuando Geo no ha presentado dificultades para obtener financiamientos de Capital de Trabajo, no hay garantía de que en un futuro existan financiamientos disponibles y/o suficientes en el mercado, para sustentar el desarrollo de sus operaciones

El nivel de apalancamiento (deuda total a capital contable) de la Compañía por los años terminados el 31 de diciembre de 2000, 2001 y 2002 fue de, 1.07 veces, 0.96 veces y 0.85 veces. El apalancamiento, no consideran el efecto de los impuestos diferidos, ya que éstos distorsionarían la realidad al ser un pasivo que no tiene una fecha de exigibilidad (ver *"Información Financiera - Comentarios y Análisis de la Administración sobre los Resultados de Operación y Situación Financiera de la Compañía - Boletín D-4"*).

No se puede asegurar que por efectos adversos de la economía o circunstancias de volatilidad en los mercados (particularmente en lo que concierne a tasas de interés o tipos de cambio) Geo mantendrá los mismos niveles de apalancamiento por tiempo indefinido.

Pasivos en Dólares. El peso ha sufrido devaluaciones significativas en el pasado y podría registrar fluctuaciones adversas en el futuro. El peso se devaluó un 71.1% al pasar de $3.11 el 31 de diciembre de 1993, a $5.32 el 31 de diciembre de 1994. Del 1° de enero de 1995 al 30 de septiembre de 1995, registró una devaluación adicional del 27.7%, y el tipo de cambio se situó en $6.39 por dólar, fluctuando entre $5.00 y $7.60 por dólar. Al 31 de diciembre de 2002, el tipo de cambio se situó en $10.4393 por dólar.

Geo contaba con una deuda denominada en dólares de US $7.5 millones equivalentes al 3.2% del total de su deuda, al 31 de diciembre de 2002. En el futuro, la Compañía puede contratar pasivos adicionales denominados en divisas distintas al peso. Los incrementos en el tipo de cambio del peso con respecto al dólar implican que el costo del servicio de los pasivos denominados en dólares aumente y que se registre una pérdida cambiaria. Actualmente, la Compañía no contrata coberturas cambiarias para cubrir sus operaciones ante el riesgo por fluctuaciones cambiarias, pero lo podría hacer en el futuro y, en caso de que lo hiciere, no se tiene seguridad alguna de que las operaciones de cobertura protegerán a la Compañía totalmente de las fluctuaciones cambiarias.

Otros Factores

Información sobre Estimaciones. El presente informe pudiera contener información sobre ciertas estimaciones. Toda información distinta a la información histórica que se incluye en el mismo, refleja las perspectivas de la Compañía en relación con acontecimientos futuros y puede contener información sobre resultados financieros, situaciones económicas, tendencias y hechos inciertos. La Compañía advierte al inversionista potencial que los resultados reales pueden ser substancialmente distintos a los esperados y que no deberán basarse de forma indebida en información sobre estimaciones. Las expresiones "cree", "espera", "considera", "estima", "prevé", "planea" y otras expresiones similares, identifican dichas estimaciones en el presente Reporte.

Fuentes de Información Externa y Declaración de Expertos

Alguna información contenida en *"Información del Mercado y Ventajas Competitivas: La Industria de Vivienda de Interés Social en México"*, se basa principalmente en fuentes disponibles al público, incluyendo publicaciones y textos de la Secretaría de Desarrollo Social ("Sedesol") y otras dependencias gubernamentales. La información de esta sección se considera veraz, sin embargo, Geo no la ha sometido a una verificación independiente. No obstante lo anterior, la Compañía considera que la información se ha reproducido fielmente en este Reporte.

Independientemente de lo mencionado en el párrafo anterior, el resto de la información contenida en este Reporte ha sido proporcionada y verificada por distintos funcionarios de la Compañía, quienes la han recopilado de fuentes internas consideradas fidedignas, o es información que es de su conocimiento por la experiencia de trabajo en el sector de la vivienda de interés social en México y en el extranjero.

Los estados financieros al 31 de diciembre de 2002 y 2001 han sido dictaminados por DELOITTE & TOUCHE.

d) Otros Valores Inscritos en el RNV

Las acciones serie "B" de Corporación Geo se encuentran inscritas en el RNV y cotizan en la BMV desde 1994, bajo la clave de cotización "GEO", y cuenta con un programa de ADR's nivel I Over the Counter en los Estados Unidos. Corporación Geo ha entregado en forma continua y periódica los reportes trimestrales y anuales correspondientes a la CNBV y a la BMV y la SEC, así como los reportes sobre hechos relevantes (Durante los dos últimos años).

Asimismo, Corporación Geo realizó en 1997 una emisión de un eurobono (*Global Medium Term Note*) por un monto de US $50 millones el cual se encontraba inscrito en la Sección Especial del RNV de la CNBV, dicho eurobono fue liquidado en su totalidad en el mes de mayo de 2002.

Adicionalmente, al 31 de diciembre de 2002 Corporación Geo y dos de sus subsidiarias mantienen inscritos en el RNV los valores que se mencionan en la tabla siguiente:

Empresa Emisora	Tipo de Valor Inscrito	Calificación	Vencimiento De la Línea	Monto(1)
Corporación Geo	Papel Comercial	mxA-2	Noviembre 6, 2003	180
Corporación Geo	Certificado Bursátil Corto Plazo	mxA-2	Diciembre 8, 2003	100
Corporación Geo	Pagaré a Mediano Plazo	mxA	Agosto 7 , 2003	300
Corporación Geo	Pagaré a Mediano Plazo	mxA	Enero 27, 2005	300
Corporación Geo	Pagaré a Mediano Plazo	mxA	Marzo 28, 2006	135
Corporación Geo	Pagaré a Mediano Plazo	mxA	Abril 26, 2006	65
Corporación Geo	Pagaré a Mediano Plazo	mxA	Octubre 30, 2006	200
Geo Hogares Ideales	Papel Comercial	mxA-2	Noviembre 24, 2003	70
Geo Edificaciones	Papel Comercial	mxA-2	Agosto 29, 2003	50
Corporación Geo	Europapel Comercial	----	Abril 4,2003	700
Corporación Geo	Certificado de Participación Ordinario	mxAA- y mxAA	Julio 22, 2004	167
Corporación Geo	Certificado de Participación Ordinario	mxAA-	Agosto 4, 2005	100

(1) En millones de pesos.

El 14 de abril del 2000 , el 7 de diciembre de 2000 y el 21 de diciembre de 2001, a través de Nacional Financiera, S. N. C., en su carácter de titular de derechos de crédito fideicomitidos a cargo de subsidiarias de GEO, se efectuaron dos emisiones de Certificados de Participación Ordinaria (CPO's) amortizables, con importe de $133 millones, $167 millones y $100 millones, respectivamente. Los derechos de crédito se derivan de contratos de compraventa de casas Geo, celebrados por las subsidiarias de GEO. Los CPO's correspondientes a la primera emisión fueron liquidados en el mes de enero 2002. Los CPO's emitidos en diciembre de 2000 y diciembre de 2001 vencen el 22 de julio de 2004 y 4 de agosto de 2005 y devengan intereses a una tasa variable que se determina sobre bases preestablecidas, la cual se modifica cada período de 189 días.

* **Hechos posteriores**. El 14 de marzo del 2003, Corporación Geo colocó certificados bursátiles por un monto de hasta $300,000,000 con calificación "mxA" con fecha de vencimiento el 7 de marzo de 2008, mismos que pagarán una tasa de Cetes 28 días + 3.75 puntos porcentuales.

*Actualización

e) Cambios Significativos a los Derechos de Valores Inscritos en el RNV

No aplica, pues no se han modificado los derechos de ninguna clase de valor que la compañía tiene inscrita en el RNV.

f) Documentos de Carácter Público

Los documentos presentados por Corporación Geo como parte de la solicitud a la CNBV y a la BMV con motivo del Reporte Anual, podrán ser consultados en el centro de información de la BMV, así como en el Website de Geo en el apartado de Relación con Inversionistas. Asimismo, a solicitud por escrito de los Inversionistas, Corporación Geo otorgará copias de dichos documentos, debiendo dirigirse con el Ing. Iván Vela Sarmiento, Director de Finanzas y Mercado de Capitales, de Corporación Geo, ubicado en Margaritas 433; Colonia Ex-Hacienda de Guadalupe Chimalistac; 01050 México, D.F.; al siguiente teléfono, fax o dirección de correo electrónico: (5) 480-5071, (5) 554-6064 y ivela@casasgeo.com. De igual manera existen documentos de carácter público tales como comunicados de prensa, informes trimestrales, conferencias telefónicas, informes anuales, presentaciones de la Compañía, información bursátil, financiera y eventos corporativos entre otra información, que se pueden consultar en la página Web de Geo: www.casasgeo.com misma que en el 2002 obtuvo múltiples reconocimientos a nivel Nacional e Internacional y que cuenta con un promedio de 600 visitas diarias.

II. LA COMPAÑIA

a) Historia y Desarrollo de la Emisora

Denominación Social

La Compañía se denomina Corporación Geo, S.A. de C.V. y su nombre comercial es "Geo".

Fecha de Constitución y Duración de la Compañía

La Compañía fue constituida mediante escritura pública número 42,299 del 13 de marzo de 1981, ante la fe del notario público número 60 de la Ciudad de México, Distrito Federal, Lic. Francisco de P. Morales Díaz, e inscrita en el Registro Público de Comercio, en el Folio Mercantil número 00035704, de fecha 12 de mayo de 1981.

La duración de la Compañía es de 99 años, contados a partir de la fecha de su constitución.

Oficinas Principales

El domicilio social de la Compañía es la ciudad de México, Distrito Federal y sus oficinas principales se encuentran ubicadas en Margaritas 433, Colonia Ex-Hacienda de Guadalupe Chimalistac, 01050 México, D.F. Su teléfono es: (5) 480-5000 y el número de fax es: (5) 554-6064. Así mismo, su dirección de internet www.casasgeo.com.

Evolución

Geo inició sus operaciones en 1973 con el desarrollo, construcción y promoción de oficinas, así como de edificaciones industriales y residenciales, enfocándose posteriormente al diseño y construcción de vivienda popular como contratista para el Infonavit, desempeñando también servicios adicionales para este Instituto tales como, la localización de terrenos urbanizables, obtención de permisos y licencias necesarias, el diseño y la construcción de obras de infraestructura para sus proyectos de vivienda. Igualmente se realizaron obras de vivienda residencial, media e interés social para la SHF (antes Fovi).

En 1981 se constituyó Grupo Argos, S.A. de C.V., como empresa controladora. En 1987 cambió su denominación social a Corporación Orvi, S.A. de C.V. y, finalmente el 9 de enero de 1990, se cambió su denominación social al nombre actual de Corporación Geo.

En 1992 como parte de un plan integral para reformar la industria mexicana de vivienda, el Infonavit fue reestructurado para funcionar únicamente como proveedor de financiamiento hipotecario a trabajadores calificados, dejando los desarrollos y las demás actividades relacionadas al sector empresarial. Como resultado de esas reformas, Geo se consolidó como promotor de conjuntos habitacionales integrales. Debido a su experiencia previa en la promoción, diseño, construcción y comercialización, Geo ha podido aprovechar plenamente la reforma del Infonavit y se ha convertido en uno de los promotores de vivienda que utiliza más alto volumen de créditos hipotecarios financiados por dicho Instituto.

En 1994, Geo realizó una oferta pública inicial de acciones en la BMV con lo cual se convirtió en la primer empresa del sector de vivienda de interés social en realizar una emisión de este tipo. Durante 1995 y 1997 se realizaron dos ofertas privadas primarias y globales de acciones (ver Capítulo I, inciso d)*"Información General - Otros Valores Inscritos en el RNV"*).

En abril de 1997, la Compañía inició su expansión internacional constituyendo en Chile, primeramente la subsidiaria Inversiones Geo Chile Limitada (ver Capítulo II, inciso b), apartado ix)*"Descripción del Negocio - Estructura Corporativa"*), la cual a su vez, llevó a cabo una asociación estratégica con Constructora Salfa, S.A. ("Salfa"), a través de la constitución de Constructora Geosal, S.A. e Inmobiliaria Geosal, S.A., empresas enfocadas exclusivamente al desarrollo, construcción y venta de vivienda de interés social. Salfa es la empresa constructora más antigua en Chile con más de 70 años de operación en ese mercado.

En diciembre de 1997 se firmó un convenio con Beazer Homes, uno de los constructores con mayor prestigio en el mercado de Norteamérica, a través del cual se constituyó Geo Beazer LP, como una empresa dedicada al desarrollo de vivienda popular en los EUA. En mayo de 1998 se inició el desarrollo denominado "Oasis Ranch" en El Paso, Texas, con un proyecto de 432 viviendas. En el mes de junio de 2000 la administración de Corporación GEO anunció el cierre de sus operaciones en EUA, con la intención de eficientar el uso de recursos y ubicarlos en el mercado con el mayor potencial de crecimiento y rentabilidad, el Mexicano.

Así mismo el mes de Junio de 1997, por acuerdo del Consejo de Administración de GeoBeazer, la sociedad o "Joint-Venture" con Beazer-Homes USA, se concretó la finalización de la obra en proceso y la liquidación total de la compañía. La salida de los Estados Unidos fue el paso final de la anunciada desaceleración de actividades desde principios de año. La Administración de GEO consideró que se trataba del mejor momento para reubicar los recursos de la compañía hacia nuestro mercado doméstico, al mismo tiempo que se mejorara el retorno sobre el capital invertido. No obstante el gran potencial del mercado de vivienda económica en los EUA, el momento por el cual atraviesa el país y las perspectivas de

crecimiento de la industria de vivienda Nacional, llevaron a la Administración a adelantar la decisión para enfocar sus recursos en el mercado en donde GEO ha demostrado su nivel de rentabilidad.

Finalmente en diciembre del año 2000 como parte del programa de "Outsourcing de Terrenos", se concretó una importante alianza con GE Capital, para la adquisición de terrenos destinados al desarrollo de conjuntos habitacionales de interés social, hasta por un monto de U.S. $25 millones de dólares y con un plazo de tres años. Esta alianza con GE Capital forma parte de la estrategia para mejorar el flujo de efectivo disminuyendo el capital de trabajo neto empleado, garantizando en todo momento el acceso a la materia prima más importante: La tierra. La primera operación bajo este acuerdo estratégico es una variante del esquema tradicional de "Outsourcing de Terrenos", en la que GEO vendió una parte de su más grande reserva territorial individual a GE Capital, bajo un compromiso de recompra futuro.

Estrategia de Negocios

El objetivo de la Compañía consiste en proveer viviendas de interés social e interés medio de alta calidad al menor precio posible, al tiempo que aumenta su participación de mercado nacional y expansión hacia mercados internacionales así como, maximizar la rentabilidad de su capital invertido y la generación de flujo libre de efectivo. De acuerdo con lo anterior y para lograr sus objetivos, la Compañía ha desarrollado la siguiente estrategia de negocios:

- ***Enfoque al Mercado de la Vivienda de Interés Social.*** La Compañía ha atendido exclusivamente al mercado de la vivienda de interés social en México desde 1973 y pretende seguir concentrando sus operaciones en este segmento. La Compañía continuará especializándose en desarrollos de vivienda de interés social mediante la inversión continua en tecnología y desarrollo, sistemas informáticos y capacitación que le permitirá mantener su liderazgo como desarrolladora de vivienda de interés social en México. Geo estima que la demanda de vivienda en los próximos años será mayor en este segmento y que la disponibilidad de financiamiento hipotecario aumentará de manera importante. De igual manera Geo está diversificando sus productos al incursionar de manera importante en los segmentos de vivienda media y vivienda económica, mismos que en los años pasados Geo también ha demostrado su liderazgo en el mercado y en donde existe una demanda potencial muy importante.

- ***Inversión por parte de terceros (outsourcing).*** La estrategia de la Compañía consiste básicamente en la aportación de terrenos y/o urbanización por parte de dueños de terrenos o inversionistas. Esta estrategia se encuentra orientada a una disminución de la inversión en inventarios de terrenos y urbanización con el fin de liberar recursos y utilizarlos en otros procesos productivos, pagando éstos terrenos y/o urbanización hasta el momento en que se realiza la cobranza de las viviendas construidas en dichos terrenos.

- ***Uso Eficiente del Capital de Trabajo.*** Debido a que el negocio de promoción y construcción de vivienda tiene altos requerimientos de capital de trabajo, Geo considera que la administración eficiente del mismo es crucial para su operación eficiente. Durante 2000 y 2001, la administración de la Compañía centró sus esfuerzos en la consolidación de sus operaciones y en centrar el manejo financiero de la Compañía a una mayor generación de flujo libre de efectivo. Como un resultado de lo anterior, las cuentas por cobrar de la Compañía con relación a los ingresos pasaron de 67.1% en 1998 a 47.6% en 2002, lo cual significó una reducción aproximada en la cobranza de 2.4 meses de cartera. La administración procura reducir sus necesidades de capital de trabajo estableciendo niveles de producción acordes a la demanda de vivienda, minimizando el tiempo transcurrido entre la terminación de viviendas y la recuperación de los fondos provenientes de las instituciones de financiamiento hipotecario y mediante la planeación, construcción y venta de los conjuntos habitacionales por etapas, con el objeto de reinvertir los flujos generados por la cobranza de las viviendas correspondientes a las primeras etapas, en la construcción de etapas posteriores.

- ***Administrar Eficientemente las Reservas Territoriales.*** La estrategia de reservas territoriales de Geo está diseñada para contar con la máxima flexibilidad, al usar en forma eficiente su capital de

trabajo y lograr economías de escala mediante la producción continua de vivienda. Su política consiste en adquirir reservas territoriales, mediante compra directa o outsourcing, dependiendo de la evaluación que realice de las condiciones y oportunidades del mercado en un momento determinado. La Compañía estima que la propiedad directa de las reservas territoriales le ofrece flexibilidad operativa y mejor control de costos, en tanto que el uso de outsourcing minimiza la cantidad de capital de trabajo invertido en terrenos. También procura adquirir terrenos ubicados en puntos estratégicos, a precios competitivos, y mantener reservas territoriales suficientes como para cubrir sus necesidades anticipadas de terrenos para los próximos 18 a 36 meses.

- ***Crecimiento en la Participación de Mercado.*** La Compañía considera que gracias a su amplia experiencia en la construcción de viviendas, su acceso a diversas fuentes de financiamiento y su fuerza de mercadotecnia, le permiten estar bien posicionada para aprovechar el crecimiento continua en el sector de la promoción de vivienda en México. Se estima que tales factores deben permitirle, además, mantener su participación de mercado en términos del número de viviendas construidas y en la cantidad de compromisos de financiamiento hipotecario proporcionados por la SHF (antes Fovi), Infonavit, Fovissste y otras instituciones del sector de vivienda de interés social. A diciembre de 2002 Geo contaba con una participación del 8.7% dentro del sector de Interés Social.

- ***Desarrollo de Proyectos con Financiamiento Hipotecario.*** Históricamente, Geo ha mantenido buenas relaciones con diversas instituciones de financiamiento hipotecario, incluyendo Fondos Gubernamentales, Instituciones de Crédito y Sofoles. Debido a los altos costos de créditos puente hipotecario y la limitada disponibilidad de financiamiento hipotecario para compradores de bajos ingresos, la estrategia de Geo es iniciar la construcción de sus desarrollos sólo después de que la Compañía reciba una carta compromiso de los proveedores de créditos hipotecarios, para hacer disponible el crédito a los compradores calificados.

- ***Diversificación de las Fuentes de Financiamiento.*** La estrategia de la Compañía en este sentido consiste en seguir diversificando sus fuentes de financiamiento con el fin de maximizar su base de clientes y asegurar un desarrollo financiero sano. La Compañía a través de algunas de sus subsidiarias ha realizado tres bursatilizaciones de cuentas por cobrar en México, siendo el primer esquema de este tipo para una empresa desarrolladora de vivienda. La administración considera que este esquema le permitirá contar con mejores costos de fondeo, otorgarle mayor flexibilidad financiera y mejorar su estructura financiera.

- ***Enfatizar la Calidad y Diseño de sus Viviendas.*** Geo continua empleando filosofías de planeación y diseño que enfaticen elevados estándares de construcción y calidad de vida para los compradores de sus viviendas. La administración de la Compañía considera que su habilidad para entregar viviendas de calidad superior a precios competitivos constituye una de sus ventajas competitivas más importantes. Dentro de los nuevos diseños utilizados por la Compañía se encuentran el de "Vivienda Progresiva" para viviendas con opciones de crecimiento enfocada al sector de menores ingresos de la población y el de casas habitación en condominio, así como vivienda de tipo medio.

Desincorporación de subsidiaria

En 2002 la Compañía vendió el uno porciento de las acciones representativas del capital social de las subsidiarias Constructora Geosal, Inmobiliaria Geosal y Agrícola las Vizcachas. Hasta el 31 de diciembre de 2001, debido a que la Compañía mantenía control conjunto sobre las políticas de gobierno de dichas subsidiarias se utilizó el método de consolidación proporcional. Al 31 de diciembre de 2002, la inversión en esas subsidiarias se reconoce bajo el método de participación.

Inversiones en acciones

En 2000, la Compañía participo con una tenencia del 9% de las acciones del Centro de Investigación y Documentación de la Casa, S.C., sociedad que tiene por objeto normar, verificar y certificar los

materiales, productos, procesos, sistemas y otras actividades relacionadas con la industria de la construcción de vivienda de interés social, así como la emisión de normas mexicanas relacionadas con la calidad de materiales, productos y actividades, para la protección y orientación de los consumidores.

En 2001, la Compañía adquirió el 48% de las acciones de Ultima Comunicaciones, S.A. de C.V., empresa cuyo objeto consiste en el diseño, instalación, operación, compra, venta y arrendamiento de toda clase de redes de telecomunicaciones así como servicios de última milla y toda clase de servicios que puedan proveerse a través de dichas redes.

En 2001, la Compañía adquirió el 3% de las acciones de Destino Electrónico, S.A. de C.V., empresa de desarrollo e instalación de módulos de computación, acceso a internet y educación tecnológica.

Al 31 de Diciembre del 2002 la Compañía mantenía una participación del 8.86% sobre Hipotecaria su Casita S.A. de C.V.

b) Descripción del Negocio

i) Actividad Principal

Geo es una empresa promotora de conjuntos habitacionales totalmente integrada que participa en todos los aspectos de promoción, diseño, construcción y comercialización de proyectos de vivienda de interés social y vivienda media en México. La administración de la Compañía considera que es el desarrollador de viviendas de interés social más grande de Latinoamérica al operar en 19 estados de México en 32 ciudades, así como en Chile (en las ciudades de Santiago y Viña del Mar). Geo inició sus operaciones en 1973 y a la fecha ha construido más de 190,000 viviendas. Los proyectos de la Compañía varían en cuanto al número de viviendas desde 400 hasta 12,000 unidades, las cuales generalmente constan de dos pisos, en forma de casa o departamento de dos recámaras, dentro de un plan maestro para conjuntos habitacionales que generalmente incluyen instalaciones educativas, de esparcimiento y comerciales. Geo utiliza técnicas de diseño y construcción innovadoras, las cuales le han permitido reducir el tiempo de construcción y ofrecer viviendas de alta calidad a bajos precios. El precio de venta promedio de las viviendas entregadas por la Compañía durante 2002 fue de aproximadamente $226,970.

Desde el inicio de sus operaciones, la Compañía se ha posicionado como promotor de viviendas de interés social, realizando operaciones con el Infonavit. Durante el período comprendido entre 1973 y 1992, año en el cual el Infonavit reformó su ley orgánica, Geo promovía proyectos para el desarrollo de viviendas y obtenía contratos de diseño y construcción, principalmente. Por consiguiente, la mayor parte de las operaciones de Geo en ese período se abocaban a estas actividades como contratista del Infonavit y al desempeño de servicios adicionales, como la ubicación de terrenos adecuados y la construcción de infraestructura para proyectos de vivienda. En 1992, como parte de un plan integral para reformar la industria mexicana de vivienda, el Infonavit fue reestructurado para funcionar únicamente como proveedor de financiamiento hipotecario a trabajadores calificados, dejando los desarrollos y las demás actividades relacionadas al sector privado. Como resultado de esas reformas, la Compañía se consolidó como promotor de conjuntos habitacionales integrales. Debido a su experiencia previa en la promoción, diseño, construcción y comercialización, Geo ha podido aprovechar plenamente la reforma del Infonavit y se ha convertido en uno de los promotores de vivienda que utiliza el más alto volumen de créditos hipotecarios financiados por dicho Instituto.

Asimismo, la Compañía ha experimentado un fuerte crecimiento en el acceso a los créditos hipotecarios financiados por la Sociedad Hipotecaria Federal ("SHF"). Durante 2002, Infonavit, la SHF (antes Fovi) y Fovissste proporcionaron el 65%, 10% y 10%, respectivamente, del total de créditos hipotecarios para viviendas de interés social en México. En el año 2002 aproximadamente el 77% de las viviendas vendidas en México por Geo fueron adquiridas por compradores con créditos hipotecarios del Infonavit, mientras que el restante 23% provino de financiamientos otorgados por la SHF (antes Fovi) y por Fovissste.

La Compañía ha registrado un importante crecimiento en los últimos ocho años. Sus ingresos anuales totales pasaron de $2,139.7 millones en 1994, a $5,445.3 millones en 2002, dando como resultado un

crecimiento anual compuesto del 12.4% en términos reales. Dicho crecimiento se debe principalmente al desarrollo de tecnologías de diseño y construcción para grandes volúmenes de viviendas, instrumentados por la Compañía. Adicionalmente, Geo aprovechó la reforma del Infonavit, los aspectos demográficos del país, las políticas favorables de vivienda por parte del gobierno y la capitalización de la Compañía mediante ofertas públicas de capital para sustentar dicho crecimiento.

Al 31 de diciembre de 2002, las operaciones internacionales de la Compañía de concentran en Chile donde, a través de su subsidiaria Inversiones Geo Chile Limitada, posee una participación minoritaria en Constructora Geosal, S.A., Inmobiliaria Geosal, S.A. y Agrícola Las Vizcachas Limitada. Dado que las operaciones en Chile no representan un volumen importante, así como que los resultados de dichas operaciones solamente se reconocen bajo el método de participación, dichas operaciones internacionales no tienen efectos significativos en los resultados de operación, ni en la estructura financiera de la Compañía.

Operaciones

Adquisición de Terrenos. La Compañía tiene como objetivo el mantener una suficiente disponibilidad de terrenos para satisfacer los requerimientos estimados de proyectos de por lo menos 18 meses.

La Compañía ha desarrollado procedimientos específicos para adquirir terrenos y constantemente lleva a cabo análisis de mercados para determinar la demanda regional de vivienda de interés social. Para proceder a la compra de terrenos, la Compañía realiza una exhaustiva evaluación que incluye la situación legal del terreno, en donde se analiza: (i) la factibilidad de agua, drenaje y luz; (ii) vialidades; (iii) impacto urbano y ambiental; (iv) certificado y constancia de no afectación agraria; (v) suministro de agua; (vi) uso de suelo; (vii) densidades; y (viii) libertad de gravámenes. Adicionalmente, el proceso para la adquisición de la reserva territorial incluye: (i) el estudio de mercado que revele las preferencias del producto; (ii) la elaboración del anteproyecto para marcar las directrices de densidad, prototipos a edificar, infraestructura y urbanización del proyecto; (iii) la corrida financiera respectiva para determinar la rentabilidad en la inversión del terreno; (iv) las condiciones de compraventa del terreno; y (v) la autorización del Comité Ejecutivo de Corporación Geo. Una vez autorizada la compra del terreno, se procede a la escrituración del mismo y al pago de impuestos, dando seguimiento a los trámites relativos al traslado de dominio y a la inscripción en el Registro Público de la Propiedad.

Generalmente, Geo hipoteca los terrenos donde desarrollará sus proyectos para obtener los créditos puente para la construcción y desarrollo de cada proyecto. Los créditos se liquidan en el momento en que se escrituran las viviendas y, por tanto, se cancela la hipoteca o se substituye al acreedor.

La empresa se encuentra evaluando diferentes alternativas de nueva reserva territorial para presentar a GE Capital y continuar con el programa de "Outsourcing de Terrenos".

Ejecución del Proyecto Ejecutivo. La Compañía realiza una evaluación general del proyecto y define el plan maestro de obra que incluye: (i) la validación en costos de los prototipos a edificar; (ii) la siembra del conjunto en el terreno; (iii) el equipamiento general; y (iv) la revisión detallada del costeo del proyecto. Adicionalmente se inicia la elaboración del proyecto ejecutivo, el cual contempla: (i) el diseño de prototipos a edificar bajo la normatividad estatal y federal correspondiente; (ii) el despiece de muros y componentes del prototipo para su costeo y optimización de los prototipos a edificar; (iii) los planos secuenciales que indican la secuencia de obra; (iv) la siembra del conjunto en el terreno; (v) los proyectos de ingeniería urbana para urbanización interna e infraestructura; y (vi) el equipamiento general (escuelas, locales comerciales, unidad médica y espacios exteriores).

Gestión de la Promoción. Incluye la gestión de la compra de terrenos, conforme a lo mencionado anteriormente, así como la obtención de las licencias y trámites necesarios para el inicio, proceso y

terminación de obras; la obtención de compromisos de créditos hipotecarios; la obtención de los créditos puente para capital de trabajo y el análisis de corridas financieras y flujo de efectivo.

Diseño. La Compañía utiliza técnicas de diseño y construcción propias, las cuales le han permitido reducir el tiempo de construcción y ofrecer viviendas de alta calidad a precios competitivos, constituyendo una de sus ventajas competitivas más significativas frente a sus competidores. La Compañía cuenta con tres familias de prototipos de viviendas, adaptados a las necesidades y requerimientos de cada localidad.

El equipo de planta de arquitectos e ingenieros de la Compañía complementa su capacitación y experiencia en diseño y funcionalidad urbana con extensos estudios sobre cuestiones sociales, económicas y ecológicas e investigación de mercado, incluyendo la demanda regional y preferencias del cliente.

Actualmente, la Compañía basa el diseño de sus proyectos habitacionales en un sistema sobre el cual tiene reconocimiento nacional e internacional: "La Morada" y "La Morada II". "La Morada" es un sistema de construcción integral basado en principios de diseño y construcción modular, el cual permite a Geo maximizar básicamente, el número de casas en condominio de dos niveles dentro de un área determinada. "La Morada II", es un proyecto realizado conjuntamente con la Universidad de Harvard, que inició su aplicación en 1996, basado en el mismo concepto de "La Morada", pero que contempla la posibilidad de crecimiento futuro en sus áreas de construcción. "La Morada" y "La Morada II", están diseñadas para controlar la calendarización, los costos y la calidad de la construcción a lo largo de las diferentes etapas del desarrollo de un proyecto habitacional. Con "La Morada", las casas en condominio de por lo menos dos habitaciones, baño, sala, comedor y cocina se construyen en claustros de 50 a 70 unidades, cada claustro tiene un área verde y estacionamiento de uso común, además de tener control de vigilancia y una administración organizada de los condóminos. Geo ha determinado que este tipo de diseño promueve el mantenimiento y cuidado de las áreas de uso común, además de cumplir con las preferencias de los clientes relativas al desarrollo horizontal comparado con las estructuras verticales de edificios altos. Además, las viviendas individuales tienen la flexibilidad de adaptación interna para adecuarse a las necesidades de cualquier familia y de poder ser ampliada por el propietario. Con los sistemas de "La Morada" y "La Morada II", Geo puede lograr la misma densidad habitacional que con desarrollos en edificios altos tradicionales, con estándares superiores que ofrecen mejor calidad de vida y seguridad a sus habitantes.

La administración de la Compañía considera que sus sistemas globales de diseño y planeación, los cuales reducen de manera importante los costos, constituyen unas de las principales ventajas competitivas de Geo. La Compañía continuamente invierte en investigación y desarrollo de sistemas de diseño y planeación. Adicionalmente, la Compañía invierte recursos en programas de investigación y desarrollo, así como en sistemas de diseño, construcción y tecnología para reducir los costos de construcción, lo que estima le ha permitido tener acceso a un segmento más amplio del mercado de la vivienda de interés social y al segmento de vivienda media.

Ejecución de Obra y Construcción. La ejecución de obra incluye la revisión del proyecto ejecutivo, el desarrollo del plan estático (p.ej. talleres, rutas de tiempo y movimiento de maquinaria, el plan de obra general y ruta crítica) y del plan dinámico (p.ej. mano de obra, maquinaria, suministros de proveedores y suministros internos), el trazo general de la obra, la edificación, equipamientos e infraestructura y urbanización. Asimismo, las oficinas corporativas de la Compañía dirigen los avances de trabajo entre el área comercial, área de producción y el área de titulación para coordinar el ritmo del negocio.
Las viviendas desarrolladas por Geo son construidas de mampostería reforzada con bloques de concreto y lozas formadas por paneles con aislamiento termoacústico integral y una capa de compresión de concreto colado en dicho lugar. La Compañía fabrica bloques de concreto en el sitio de la construcción resultando más económico, utilizando su propio equipo portátil y eliminando así muchos problemas de abastecimiento y transporte. Adicionalmente, Geo prefabrica otros componentes tales como escaleras, registros, lavaderos, adoquines y sistemas de plomería, que son transportadas al lugar de la construcción. La administración de la Compañía considera que la tecnología de prefabricación reduce significativamente los costos y tiempos de construcción, permitiendo a Geo consolidar su posición en el mercado.

A partir de 1998, Geo instituyó en sus procesos de construcción el concepto de "Fábrica de Casas", el cual consiste en realizar una producción continua de grupos de vivienda, semejando a una fábrica. La administración de la Compañía considera que mediante este proceso le permite: (i) disminuir los tiempos de titulación de las viviendas y su cobranza; (ii) disminuir el apalancamiento y tiempos de uso de créditos puente; (iii) disminuir considerablemente la ciclicidad en ventas; incrementar la rapidez en la producción de vivienda; y (iv) optimizar los recursos financieros, humanos y materiales.

Seguimiento y Control de Obra. El departamento de obra de cada una de las subsidiarias de Corporación Geo se encarga de dar cumplimiento y seguimiento a los programas establecidos en tiempo y costo, conforme al plan maestro de obra. Asimismo, las áreas administrativas dan seguimiento a los programas de flujo, el departamento de control de calidad verifica el cumplimiento de los estándares establecidos y el área de diseño vigila el cumplimiento al proyecto y soluciona imprevistos.

Seguros Sobre la Construcción. Al contratar un crédito puente hipotecario para la construcción, la Compañía se ve obligada a contratar un seguro de obra civil en construcción por los daños que pudieran sufrir los inmuebles hipotecados, que ampare fenómenos naturales, huelgas y alborotos populares, naves aéreas y vehículos, y daños causados directamente por la Compañía en el curso de la ejecución de las operaciones llevadas a cabo con el propósito de dar cumplimiento a sus obligaciones, entre otros, por una suma igual al valor que se estime por la parte destructible de los inmuebles hipotecados o del valor de las construcciones y elementos accesorios. Este seguro estará vigente durante el tiempo en que permanezca insoluto el adeudo, sea en todo o en parte. La suma asegurada de daños será ajustada cada 6 meses a partir de la fecha de firma del contrato de compraventa. En los contratos derivados por la contratación de un crédito hipotecario queda entendido que en las pólizas de seguro respectivas se designará como primer beneficiario a la institución que proporciona el financiamiento. La vigencia del seguro es la misma vigencia del crédito puente hipotecario.

Fianzas a Estados y Municipios. La Compañía paga dos tipos de fianza para la realización de sus actividades: (i) fianza por cada proyecto a favor del gobierno de cada estado para garantizar el cumplimiento de terminación de los trabajos de urbanización y equipamiento, la cual puede ser desde el 30% hasta el 100% del costo de obra de la urbanización y equipamiento dependiendo de las regulaciones de cada estado; y (ii) fianza por cada proyecto a favor de cada municipio para garantizar el correcto funcionamiento de las obras de urbanización y equipamiento, la cual puede ser desde el 10% hasta el 30% del costo de obra de la urbanización y equipamiento dependiendo de las regulaciones de cada estado y su vigencia puede llegar hasta 2 años después de la terminación de las obras descritas.

Materiales y Proveedores; Mano de Obra. Parte de la estrategia de Geo para mantener el costo bajo de sus viviendas, consiste en ejercer un control estricto de los costos de los materiales de construcción y mano de obra.

Geo contrata a los principales proveedores de materiales básicos utilizados en la construcción de unidades habitacionales, incluyendo cemento, bloques, ventanas, puertas y tejas de techo, así como diversos proveedores menores para los materiales de construcción adicionales requeridos. La Compañía tiene convenios a largo plazo con proveedores de cemento, teja y poliestireno, así como con proveedores de ventanas, puertas y tejas, y ha celebrado contratos a corto plazo para el suministro de materiales adicionales, según sean requeridos en base a criterios de las necesidades para determinados proyectos habitacionales. Además de los materiales básicos de cemento, acero y los materiales de sus componentes prefabricados, Geo adquiere materiales complementarios de proveedores locales ubicados cerca de los sitios de construcción de sus proyectos habitacionales.

La Compañía contrata mano de obra local de cada región en la medida en que se requiera en los proyectos de vivienda específicos, adicional al personal con experiencia de Geo que ocupa puestos de supervisión y mano de obra debidamente entrenada en el sistema. En años anteriores, la Compañía no ha experimentado retrasos significativos en los proyectos construidos debido a escasez de materiales o problemas laborales.

Servicio al Cliente y Garantía. El departamento de servicio al cliente de cada subsidiaria de Corporación Geo participa en la inspección del control de calidad de preventa, así como en la atención de las necesidades de postventa de los clientes. Previo a la venta, cada unidad es inspeccionada por personal de servicio al cliente y Geo realiza cualquier tipo de reparación requerida. La administración de la Compañía considera que la participación del personal de servicio al cliente durante la construcción de la misma reduce los costos de reparación en la postventa y proporciona una mayor satisfacción al cliente con la calidad del producto y con la atención que se le brinda.

La Compañía proporciona una garantía de tres meses que cubre algunos defectos en los sistemas eléctrico y de plomería de las viviendas (excepto los defectos en aparatos, accesorios y equipo) y una garantía de un año que cubre vicios ocultos. La Compañía establece una reserva de aproximadamente el 0.5% del precio de venta de la vivienda para cubrir gastos de garantía y servicio. La experiencia de Geo es que tales gastos de garantía generalmente se ubican dentro de la cantidad establecida para dicha reserva.

Mercadotecnia y Ventas. La Compañía vende sus viviendas por medio de un equipo de mercadotecnia a nivel nacional integrado por 800 personas, empleadas por las subsidiarias, quienes trabajan sobre la base de sueldo más comisiones.

Geo inicia sus actividades de mercadotecnia simultáneamente al comenzar un desarrollo habitacional. Las oficinas de ventas de cada subsidiaria incluyen cuatro departamentos principales: un departamento de información para clientes potenciales, un departamento de ventas, un departamento de titulación y un departamento de relaciones con el cliente (postventa), encargado de entregar físicamente la unidad al propietario, atender y supervisar la corrección de cualquier reclamación por parte del cliente y de instituir y organizar las asociaciones de condóminos dentro de cada desarrollo, así como de entregar a la asociación todas las áreas comunes.

La Compañía mantiene un presupuesto para publicidad y promoción, el cual representa aproximadamente el 4.5% del costo de cada proyecto. Geo normalmente diseña, construye, amuebla y decora una casa muestra para cada proyecto y mantiene una oficina de ventas en el sitio, al igual que una oficina de ventas central en cada área regional de operación. Además, la Compañía también comercializa sus unidades habitacionales por medio de la presentación de venta en grupo a los trabajadores de empresas en general, a través de cámaras y confederaciones de la iniciativa privada, así como organizaciones laborales.

Financiamiento al Cliente. La Compañía no proporciona crédito hipotecario a sus clientes pero gestiona y tramita por ellos la obtención del mismo.

En el caso de las viviendas para las cuales la Compañía ha recibido un compromiso del Infonavit y Fovissste, Geo localiza clientes potenciales elegibles y tramita, por cuenta de éstos, los créditos hipotecarios en cuestión. La Compañía presenta la solicitud y documentación necesaria al proveedor de créditos hipotecarios y, en caso de ser aprobada, celebra un contrato de compraventa con el cliente. Las viviendas para las cuales la Compañía haya recibido compromisos para proporcionar financiamiento hipotecario del Infonavit o Fovissste a compradores calificados, se deberán vender a los participantes del Infonavit o Fovissste, aunque en ciertas circunstancias Geo puede reubicar dichas viviendas.

En el caso de los conjuntos habitacionales para los cuales Geo ya recibió un compromiso de la SHF (antes Fovi), la Compañía localiza un comprador calificado y tramita, por cuenta de éste, el crédito hipotecario. Geo recibe una carta de intención de compra, por parte del comprador, y entrega la solicitud de financiamiento y documentación necesaria a la Sofol o a la institución de crédito que otorga el crédito hipotecario, que a su vez es responsable de la aprobación del crédito del comprador. En caso de ser aprobada la solicitud, la Compañía celebra un contrato de compraventa con el cliente.

El enganche que el cliente tiene que pagar es la cantidad igual a la diferencia entre el precio de venta de la vivienda y la cantidad del crédito hipotecario que se le aprueba. Generalmente, al momento de la venta, se establece un calendario de pagos entre la Compañía y el cliente de tal manera que el enganche sea totalmente cubierto al momento de la entrega.

Adicionalmente, la Compañía lanzó al mercado un nuevo concepto denominado "Geofácil" el cual tiene como objetivo generar ventas de corto, mediano y largo plazo. Bajo este esquema los clientes integran el pago de su enganche de acuerdo a su capacidad de pago a plazos de entre 6 y 36 meses con la garantía de que, si durante el plazo estipulado mantienen su perfil de crédito, la Sofol correspondiente garantiza el otorgamiento del crédito hipotecario. El importe de estos pagos es invertido en un fondo de inversión a nombre de cada cliente, a mayores tasas de rendimiento que las que obtendrían los clientes por otro posible medio de inversión. Los rendimientos obtenidos se consideran parte del enganche y, por tanto, reducen el plazo real en el cual el cliente integra el mismo. Por otra parte, con este esquema se ataca también el segmento de la economía informal, el cual no es atendido por las instituciones de crédito tradicionales. Para estos efectos se han firmado convenios con las Sofoles en los cuales, si dichos clientes cumplen puntualmente con su pago de enganche (el cual deberá ser por un importe equivalente a la mensualidad que pagarían una vez obtenido el crédito hipotecario), durante un plazo previamente establecido, serán sujetos al otorgamiento de un crédito hipotecario.

Obra en proceso. Del total del inventario al 31 de diciembre de 2002, por $1,632.5 millones, el 50.1% corresponde a reservas de terrenos futuras, el resto de la obra en proceso se encuentra distribuido entre aproximadamente 190 proyectos.

ii) Canales de Distribución

Con el objeto de promover la captación de un mayor número de clientes, en 1996 se introdujo el concepto de "Macrocentros de Venta", mismos que realizan las actividades de información, promoción y titulación. Actualmente, Geo opera 9 "Macrocentros de Venta", localizados en el Valle de México, Tampico, Acapulco, Veracruz, Puebla, Jalisco, Monterrey y Torreón. Dichos "Macrocentros de Venta" cuentan con una capacidad para atender a 360,000 personas en promedio de forma anual.

El concepto de "Macrocentros de Venta" permite a los clientes observar la calidad de las viviendas y los diferentes prototipos de viviendas adecuados a la capacidad y gustos particulares del cliente, incentivando fuertemente el interés a comprar una vivienda.

iii) Patentes, Licencias, Marcas y Otros Contratos

La Compañía utiliza las marcas comerciales siguientes, "Casas Geo" en proceso de registro y "Geofácil" registrada ante el Instituto Mexicano de la Propiedad Industrial, para el programa de pago de enganches anteriormente descrito.

MARCA	NUMERO DE REGISTRO	CLASE	VIGENCIA	TITULAR
"CONCEPTO"	377705	19	10 AÑOS DIC-94	CORPORACION GEO, S.A DE C.V.
"GEO"	398495	19	10 AÑOS DIC-99	CORPORACION GEO, S.A DE C.V.
"GEO"	377706	37	10 AÑOS DIC-94	CORPORACION GEO, S.A DE C.V.
"GEO BLOCK"	385068	19	10 AÑOS DIC-94	CORPORACION GEO, S.A DE C.V.
"GEO MORADA"	377707	19	10 AÑOS DIC-94	CORPORACION GEO, S.A DE C.V.

"GEO MORADA"	376595	37	10 AÑOS DIC-94	CORPORACION GEO, S.A DE C.V.
"GEO FACIL Y DISEÑO"	648364	35	10 AÑOS JUN-00	GEO EDIFICACIONES, S.A DE C.V.
"GEO FACIL Y DISEÑO"	648363	19	10 AÑOS JUN-00	GEO EDIFICACIONES, S.A DE C.V.
"GEO FACIL Y DISEÑO"	747295	36	10 AÑOS JUN-99	GEO EDIFICACIONES, S.A DE C.V.
"GEO FACIL Y DISEÑO"	671738	37	10 AÑOS JUN-99	GEO EDIFICACIONES, S.A DE C.V.

Los contratos relevantes que ha firmado la compañía en los últimos dos años son los siguientes:

Convenio de Colaboración GEO-Infonavit: Convenio mediante el cual INFONAVIT y GEO unen esfuerzos para delinear los términos, condiciones y mecánica de operación del programa "Geofácil", con la finalidad de dotar a los derechohabientes del INFONAVIT de un instrumento que les permita acceder a un crédito para adquisición de vivienda al amparo del Programa "BINOMIO AHORRO HOGAR". El ejercicio de éstos créditos será de 2,000 por año. El Programa "BINOMIO AHORRO HOGAR" tiene la finalidad de beneficiar mediante el otorgamiento de un crédito, a derechohabientes que durante un plazo establecido realicen ahorros, con el objeto de potenciar los recursos del Infonavit. Este acuerdo tiene vigencia indefinida.

Convenio de Colaboración "CONCAMIN" – GEO: En este convenio GEO se compromete a promover y hacer el seguimiento necesario para la firma de un convenio de colaboración CONCAMIN-INFONAVIT, con el propósito de obtener un paquete de 10,000 créditos para vivienda, a través del Programa "BINOMIO AHORRO HOGAR" actualmente existente en el INFONAVIT. Para la realización de este convenio CONCAMIN se compromete a reconocer a GEO como su representante y facultarlo para promover 6,000 créditos de los 10,000 que autorice en INFONAVIT, así como facilitarle a GEO la comunicación ante las empresas o patrones asociados a la Cámara.

Convenio de GEO con varias empresas del sector de la construcción:

Cemex: Acuerdo de desarrollo tecnológico, condiciones preferenciales de precio y crédito; asesoría y capacitación y publicidad compartida.

Polioles: Acuerdo de desarrollo tecnológico para el diseño y producción de bovedilla de poliestireno, asesoría y capacitación y condiciones preferenciales de precio y crédito.
Lamosa: apoyo tecnológico, y capacitación; condiciones preferenciales de precio y crédito.
Industrial Bloquera Mexicana: Desarrollo de productos, condiciones preferenciales y de precio y capacitación.
Mexicana de Laminación: Asesoría técnica, desarrollo de productos y condiciones preferenciales de precio.
Ventanas de Aluminio Valsa: Desarrollo de productos, capacitación y condiciones de precio.
Cuprum: Desarollo de producto, capacitación y condiciones de precio.
Eureka y Mexalit: Desarrollo de producto, condiciones de precio, instalación y capacitación así como asesoría técnica.
Grupo Collado: Condiciones preferenciales de precio y crédito en cuanto a la varilla y aceros

iv) Principales Clientes.

Por la naturaleza de los productos que ofrece, las operaciones comerciales de la Compañía se centran en la atención al público en general, representado por personas que desean adquirir una vivienda. Dichos clientes, en su mayoría, requieren de la obtención de un financiamiento hipotecario, a traves de la banca, sofoles, o de los organismos que tradicionalmente otorgan créditos hipotecarios (Infonavit, SHF, Fovissste). Es por ello que no existe una concentración o dependencia importante hacia un cliente determinado.

v) Legislación Aplicable y Situación Tributaria

Generalidades. Muchos aspectos de las operaciones de la Compañía están sujetos a regulaciones federales, estatales y municipales. En general, las actividades de la Compañía en México están sujetas a: (i) la Ley General de Asentamientos Humanos, que rige el desarrollo urbano, la planeación y la zonificación. Los gobiernos estatales por mandato constitucional tienen, a su vez, la facultad de promulgar leyes de desarrollo urbano en sus áreas de competencia; (ii) la Ley Federal de Vivienda, que norma la coordinación entre las entidades federativas y los municipios, por un lado, y el sector privado por el otro, a fin de operar el sistema nacional de vivienda con el objeto de establecer y regular la vivienda de interés social; (iii) las Leyes de Desarrollo Urbano del Distrito Federal y de los Estados; (iv) los Reglamentos de Construcción y de Zonificación del Distrito Federal y de los diferentes Estados, que rigen la construcción de viviendas y las bases para la zonificación, incluyendo los permisos y las licencias correspondientes; (v) los planes de desarrollo urbano estatales o municipales que determinan la zonificación local y los requerimientos del uso de suelo; y (vi) la Ley del Infonavit, que establece que el financiamiento para la construcción sólo se otorgue a constructoras registradas ante el Infonavit que participen en un proceso de licitación pública.

Situación Tributaria. La Compañía y sus subsidiarias causan el impuesto sobre la renta e impuesto al activo en forma consolidada en la proporción en que la compañía controladora es propietaria de las acciones con derecho a voto de las subsidiarias. A partir del 1° de enero de 1999, los resultados fiscales de la subsidiaria se consolidan al 60% de la proporción antes mencionada. Los pagos provisionales de impuesto sobre la renta e impuesto al activo tanto de la compañía controladora como de sus subsidiarias se realiza como si no hubieran optado por la consolidación fiscal.

El 1º. de enero de 2002 se promulgó la reforma fiscal y con relación a la Ley del ISR, se eliminó el diferimiento de la porción pagadera al distribuir dividendos. La tasa del impuesto sobre la renta será de 35% en 2002, 34% en 2003, 33% en 2004 y del 32% a partir de 2005. Se eliminan la deducibilidad de la participación de los trabajadores en las utilidades y la obligación de retener el impuesto sobre la renta por pago de dividendos a personas físicas o a residentes del extranjero.

Corporación Geo no cuenta con beneficios fiscales especiales derivados de su actividad o del sector.

vi) Recursos Humanos

Al 31 de diciembre de 2002, la Compañía empleaba a 3,297 empleados de planta, de los cuales 44 eran personal ejecutivo. El número de trabajadores eventuales contratados por la Compañía, varía substancialmente y depende en gran medida del nivel de actividades de construcción de Geo, y fue de aproximadamente 6,316, mismos que eran sindicalizados. La Compañía mantiene buenas relaciones con sus empleados y nunca ha tenido conflictos o huelgas.

Las relaciones laborales con los trabajadores de la construcción se rigen por contratos colectivos de trabajo que se limitan a la duración del proyecto para el cual se les contrata. Estos contratos permiten modificar el número de trabajadores conforme se van terminando determinadas tareas y están sujetos a revisiones periódicas durante el transcurso del proyecto.

La Compañía mantiene programas de capacitación permanentes para todo su personal, orientados a la enseñanza y actualización en técnicas de producción, de ventas y de administración, principalmente.

La Compañía proporciona las prestaciones de ley que incluyen seguro social, aportación al fondo de ahorro para el retiro, aportación al Infonavit, PTU y vacaciones pagadas. También brinda a sus funcionarios ciertas prestaciones adicionales, como seguro de vida y seguros de gastos médicos mayores.

En 1997, se aprobó la adopción de un plan de incentivos mediante la emisión de 5.0 millones de acciones Serie "B" de la Compañía, las cuales fueron distribuidas a todos los empleados de la Compañía a través

de obligaciones quirografarias forzosamente convertibles en acciones, teniendo por objeto alinear los intereses de los empleados con los de los accionistas de la Compañía y estimular a su personal para alcanzar los objetivos estratégicos y así continuar experimentando un nivel de crecimiento productivo.

El 20 de Septiembre del 2002, la Asamblea General Ordinaria de Accionistas aprobó la emisión de 2'954,283 acciones Serie "B", con objeto de dar continuidad al Programa de Acciones para Empleados

vii) Desempeño Ambiental.

Las operaciones de la Compañía, por su naturaleza, no son consideradas como contaminantes, sin embargo están sujetas tanto a la Ley General del Equilibrio Ecológico y la Protección al Ambiente y a sus reglamentos, así como a la Ley de Aguas Nacionales y su reglamento (las "Leyes Ambientales"), con respecto a asuntos de competencia federal, como son el impacto ambiental de nuevos asentamientos humanos, la protección de especies en peligro de extinción, los residuos peligrosos, las emisión de humos y polvos, la contaminación del suelo, el suministro de agua nacional y descargas a cuerpos de agua nacional. La aplicación de las Leyes Ambientales es responsabilidad de la Secretaría de Medio Ambiente, Recursos Naturales y Pesca a través del Instituto Nacional de Ecología, la Procuraduría Federal de Protección al Ambiente y la Comisión Nacional del Agua. Las leyes y reglamentos ambientales estatales y municipales (las "Leyes Ambientales Locales") regulan los asuntos locales como el suministro de la red local de agua, las descargas a los sistemas de drenaje estatales o municipales. En general, el impacto ambiental de los conjuntos habitacionales debe ser aprobado por las autoridades ambientales locales a fin de obtener los permisos de uso de suelo y construcción. Las infracciones a las Leyes Ambientales Federales y Locales están sujetas a diversas sanciones que, dependiendo de la gravedad de la infracción, pueden consistir en (i) multas; (ii) arresto administrativo; (iii) clausura temporal o definitiva, total o parcial; (iv) suspensión o revocación de concesiones, licencias, permisos o autorizaciones.

Adicionalmente, en los casos previstos en el Código Penal Federal y los Códigos Penales Estatales, puede incurrirse en la comisión de delitos ambientales y en la aplicación de las sanciones respectivas.

viii) Información del Mercado y Ventajas Competitivas: La Industria de Vivienda de Interés Social en México

Panorama General. La Compañía considera que la relativa juventud y los bajos ingresos de la población mexicana en general, además de la tasa de crecimiento de la población, contribuirán a una mayor demanda de vivienda de interés social. Aunque el mercado de vivienda de interés social en México ha crecido y tiene probabilidades de continuar con su expansión como resultado de dicha tendencia demográfica, existe una importante escasez de vivienda en el país.

Por otra parte, el mercado de vivienda de interés social en México se ha caracterizado por una significativa y limitada disponibilidad de financiamiento hipotecario para los trabajadores de bajos ingresos. El escaso financiamiento hipotecario, aunado a un crecimiento histórico poblacional muy rápido, ha traído como consecuencia un marcado déficit de vivienda de interés social. La Sedesol ha estimado que México experimenta un déficit aproximado de 6 millones de viviendas, adicionalmente se estima que, del parque habitacional existente, aproximadamente el 50% corresponde a viviendas que son inapropiadas (por ejemplo: de lámina, cartón, madera, etc., o las que requieren reparación o reposición). El déficit de vivienda de interés social se intensifica por el alto índice de crecimiento poblacional en las zonas urbanas, por el alto porcentaje de personas que se incorporan a la fuerza de trabajo y a la formación de nuevas familias. La Compañía considera que la demanda de vivienda de interés social junto con las políticas gubernamentales diseñadas para incrementar la disponibilidad de financiamiento hipotecario podrán incrementar la producción de vivienda de interés social en el futuro.

Las viviendas de interés social construidas por promotoras de conjuntos habitacionales generalmente se venden con financiamiento hipotecario. Estas viviendas están construidas con permisos oficiales, cuentan con todos los servicios urbanos y su terreno está registrado y escriturado al comprador. A fin de construir

estas viviendas, las promotoras deben tener los terrenos adecuadamente delimitados, la infraestructura instalada, el financiamiento comprometido y el título de propiedad arreglado.

El mercado de viviendas construidas por promotoras depende de la disponibilidad de financiamiento hipotecario para el consumidor. Este mercado está altamente fragmentado y la mayoría de las promotoras operan localmente. La Compañía considera que sólo cerca de 7 promotoras, incluyendo a Geo, tienen una presencia importante abarcando aproximadamente el 30% del mercado de vivienda de interés social en su conjunto. El restante son pequeños constructores que anualmente construyen de 1 a 100 viviendas.

Fuentes de Financiamiento para la Vivienda de Interés Social. Una parte fundamental en el mercado de la vivienda de interés social es la existencia de recursos para el otorgamiento de créditos hipotecarios destinados a la compra de ese tipo de vivienda. Actualmente los principales proveedores de créditos hipotecarios de interés social en México son el Infonavit, la SHF (antes Fovi) y el Fovissste. En el año 2002, del total de créditos hipotecarios proporcionados por el Infonavit, la SHF (antes Fovi) y el Fovissste, aproximadamente el 7.7%, 12.3% y 15% respectivamente, fueron otorgados a clientes de la Compañía. Durante el año 2002 el Infonavit proporcionó un total de 275,000 créditos hipotecarios, mientras que la SHF (antes Fovi) proporcionó 40,000 créditos hipotecarios y el Fovissste 12,000 créditos hipotecarios.

Infonavit. Al 31 de diciembre de 2002, el Infonavit contaba con aproximadamente 12.0 millones de derechohabientes, y a lo largo de su historia se estima ha proporcionado un total de 2.6 millones de créditos hipotecarios.

Desde su reforma en 1992, Infonavit ha operado primordialmente como un proveedor de créditos hipotecarios. Actualmente el Infonavit ofrece cuatro diferentes líneas de crédito. Bajo la Línea II, Infonavit otorga créditos hipotecarios a derechohabientes calificados que compran vivienda terminada. Infonavit además solicita propuestas para proyectos de vivienda para ser desarrollados bajo el programa Línea II y tras la aprobación de un proyecto, establece un acuerdo con el desarrollador mediante el cual éste se compromete a desarrollar y construir el proyecto y vender las viviendas a derechohabientes del Infonavit. Asimismo, el Instituto confirma al promotor, que ofrecerá créditos hipotecarios a derechohabientes calificados localizados por este último. Bajo las líneas de crédito adicionales del Infonavit, un derechohabiente calificado recibe un crédito hipotecario para construir en terrenos del propio derechohabiente (Línea III); reparación, ampliación o mejoras de habitaciones de una vivienda existente (Línea IV); o pago de deuda incurrida por la construcción, adquisición o remodelación de una vivienda (Línea V). La línea II constituye la mayor parte de las actividades del Infonavit, representando para los créditos otorgados en 2002, aproximadamente el 90.0% del total.

Un derechohabiente califica para un crédito de Infonavit de acuerdo con un sistema de puntuación. Los puntos se asignan por ingresos, edad, número de aportaciones bimestrales a favor del trabajador, dependientes económicos y saldo que mantenga el trabajador en su cuenta del Sistema de Ahorro para el Retiro ("SAR"), entre otros. Infonavit publica una tabla cada 2 meses con los puntos requeridos para obtener un crédito en cada región del país. La política actual asigna un mayor puntaje a la calidad y permanencia en el empleo (50%), y el resto (en partes iguales) a la capacidad económica del trabajador y a la aplicación del saldo de la subcuenta de vivienda. Los criterios para el otorgamiento de puntos pueden cambiar y ser modificados a discreción del Instituto.

Durante 2002, el Consejo de Administración del INFONAVIT anunció cambios en su política de otorgamiento de créditos, incluyendo la aportación obligatoria de entre un 5% y un 10% de enganche a partir de Junio del 2003. Estos enganches serán de hasta el 5% para la clasificación de Vivienda Económica o de Interés Social Bajo, con precios por debajo de $150,000, y en el caso de la Vivienda Tradicional con valor por encima de los $150,001, se incrementarán de forma gradual desde 5% en Junio del 2003, a 7.5% en Enero del 2004 y hasta el 10% del valor de la vivienda a partir de Enero del 2005.

Del mismo modo, el Instituto anunció también cambios en el mecanismo de solicitud de créditos, eliminando las convocatorias periódicas para dar lugar a la solicitud permanente de créditos, programa que había arrancado en el Estado de Nuevo León a inicios de año, muy exitosamente como prueba piloto y que se extendió después a otros Estados. Es decir, a partir de Enero del 2003, los derechohabientes de INFONAVIT podrán solicitar el otorgamiento de un crédito de manera continua en cualquier época del año.

SHF (antes Fovi). Su objetivo consiste en otorgar financiamiento hipotecario a compradores calificados por medio de instituciones de crédito y Sociedades Financieras de Objeto Limitado ("Sofoles") que administran el otorgamiento, operación y cobranza de créditos hipotecarios. Las Sofoles y las instituciones de crédito, operaban al 31 de diciembre de 2002, aproximadamente el 95.0% y 5.0%, respectivamente del programa del Fovi. El Fovi obtiene su fondeo con recursos del Banco Mundial, créditos del Gobierno Federal y de la recuperación de su cartera.

En el año 2002 se crea la Sociedad Hipotecaria Federal (SHF), fiduciaria en el Fovi cuyo objetivo es el desarrollo de los mercado primarios y secundarios de crédito a la vivienda, mediante el otorgamiento de garantías destinadas a la construcción, adquisición y mejora de vivienda, preferentemente de interés social; al incremento de la capacidad productiva y desarrollo tecnológico relacionado con la vivienda, así como a los financiamientos relacionados con el equipamiento de los conjuntos habitacionales. Opera con intermediarios financieros que pueden ser Instituciones de Banca Múltiple, Instituciones de Seguros, Sociedades Financieras de Objeto Limitado y Fideicomisos de fomento económico que cuenten con la garantía del Gobierno Federal

El financiamiento hipotecario de la SHF (antes Fovi) está disponible para varios segmentos del sector, representado por viviendas con valor de hasta 500,000 Udis.

Fovissste. De acuerdo a las reglas para la operación de créditos de vivienda para sus derechohabientes, publicadas en el 2002, los créditos que otorga el Fovissste pueden ser aplicados a: (i) adquisición de viviendas nuevas o usadas, (ii) ampliación, (iii) reparación o mejora a vivienda, (iv) autoconstrucción y (v) pago de enganches cuando la vivienda no sea financiada por el Fovissste.

La calificación de los derechohabientes del Fovissste actualmente solo depende de dos factores;: (i) bimestres cotizados al instituto y (ii) número de dependientes económicos. Una vez inscritos los derechohabientes, se realiza un sorteo por entidad federativa y la asignación del número de créditos se realiza en función a la demanda histórica. Una vez realizado el sorteo se publica la lista de derechohabientes con crédito asignado y dicho crédito se formaliza a través de las Sofoles. El plazo del préstamo es de hasta 30 años y la amortización se hace por una deducción directa de nómina del 30%.

Competencia. El sector de la vivienda en México está sumamente fragmentado y en la actualidad existe un gran número de empresas que prestan servicios de construcción de conjuntos habitacionales. Debido a la escasez de financiamiento hipotecario y préstamos para la construcción de vivienda, muy pocas empresas han podido alcanzar un tamaño considerable y desarrollar economías de escala significativas. La administración estima que la Compañía es el desarrollador de vivienda de interés social más grande de México en cuanto a unidades vendidas.

El principal mercado en el que participa Geo es el de la vivienda de interés social para personas de bajos ingresos, este mercado está enmarcado principalmente por cinco puntos que son: Parque Habitacional, Demanda, Oferta y disponibilidad de hipotecas.

Parque Habitacional: De acuerdo con el recuento de 2000 del INEGI, el parque habitacional está conformado de la siguiente manera, (i) 51% de las viviendas están construidas de concreto y el restante 49% con lámina, madera, cartón, etc. (ii) El 78.1% de las viviendas son propias y el 21.9% restante son

viviendas no propias y (ii) el promedio de habitantes por vivienda es de 4.4 y se estima un déficit de aproximadamente 6 millones de unidades.

Demanda: Se estima que el 73% de la población requiere de vivienda nueva o substituir su vivienda actual. Un aspecto que influye directamente en el crecimiento de la demanda de vivienda son los rangos de edad de la población. En el recuento de 2000, el 70% de la población es menor a 34 años, por lo que se estima que en el corto y mediano plazo un número importante de personas entrarán a la edad demandante de vivienda. Adicionalmente, según el recuento del INEGI de 2000, el 70% de la población ocupada recibe entre 1 y 10 salarios mínimos y es este el mercado que cuenta con las características para obtener un crédito de interés social.

Oferta: La oferta de vivienda está relacionada con el número de hipotecas ofrecidas al mercado; en 2002 se estima se entregaron 420,000 hipotecas, un crecimiento del 32% comparado con el 2001 y se espera que en los próximos 5 años la oferta tenga un crecimiento anual compuesto del 9%. Para el año 2003 se espera un crecimiento proyectado de la Industria de aproximadamente 26% comparado con el 2002, al pronosticarse una oferta total de 530,000 créditos hipotecarios, hasta llegar a las 750,000 hipotecas que representa la meta en el 2006 del Programa de Vivienda del Presidente Vicente Fox.

Competencia: Se estima que aproximadamente el 30% del mercado está en las 7 principales compañías del país, por lo que la mayoría de los desarrolladores o constructores operan solo en el ámbito local. La participación de mercado de Geo en relación con el otorgamiento de créditos fue aproximadamente del 8.3% en 2002

Los 10 principales desarrolladores de vivienda de interés social, en función al número de unidades vendidas en 2002 son:

1) Corporación Geo
2) URBI
3) SADASI
4) Consorcio ARA
5) CONDAK-PULTE
6) BETA
7) HOMEX
8) SARE
9) DEMET
10) Consorcio Hogar

Fuente: Elaboración propia con datos obtenidos de la BMV y Canadevi

En 2002 se ofertaron aproximadamente 420,000 viviendas entre un estimado de 2,000 constructores y promotores, de los cuales se considera que aproximadamente 950 están registrados o afiliados a algún organismo de constructores o promotores inmobiliarios, siendo el diferencial pequeños constructores que anualmente construyen de 1 a 50 viviendas. La actividad del desarrollo inmobiliario implica por lo general un alto uso de capital de trabajo, por lo que las empresas que no están capitalizadas y/o no tienen fácil acceso al crédito son muy vulnerables a los cambios económicos que pueda sufrir el país. Adicionalmente la mayoría de los desarrolladores o constructores operan solo a nivel local, es decir que difícilmente tienen operaciones en más de dos localidades.

Hay muy pocas constructoras o promotoras extranjeras operando en México y ninguna de ellas tiene una participación importante en el mercado de vivienda de interés social. De conformidad con la Ley de Inversiones Extranjeras, las compañías constructoras internacionales pueden establecer subsidiarias dedicadas a la construcción de vivienda en México sin necesidades de aprobación previa, aunque se podría requerir autorización de la Comisión Federal de Competencia Económica en los términos de la Ley Federal de Competencia Económica y su reglamento.

Ventajas Competitivas. La Compañía considera que está bien posicionada para ser una participante líder en la promoción de vivienda de interés social en el país. La administración de la Compañía considera que sus fortalezas competitivas incluyen: (i) su especialización en este segmento de la industria; (ii) la utilización de técnicas innovadoras de diseño, construcción, tecnología y comercialización; (iii) su compromiso a la investigación y desarrollo; (iv) su énfasis en la eficiencia de costos y calidad en la

construcción; (v) su expansión geográfica; (vi) su equipo de directivos con amplia experiencia y especialización; y (vii) su compromiso con el desarrollo de sus trabajadores. Los factores anteriores han contribuido al crecimiento de Geo, así como a su habilidad para expandir sus operaciones geográficamente.

ix) Estructura Corporativa

Geo es una empresa controladora que consolida las operaciones de 28 empresas subsidiarias y 5 fideicomisos. La tabla siguiente muestra dichas empresas subsidiarias y fideicomisos, incluyendo el porcentaje de tenencia accionaria en cada una de ellas, al 31 de diciembre de 2002:

Empresas Subsidiarias	Porcentaje de Participación	Otras Empresas Subsidiarias y Asociaciones en Participación	Porcentaje de Participación
Geo Edificaciones, S.A. de C.V.	99.99 %	Crelam, S.A. de C.V.	99.99 %
Geo Hogares Ideales, S.A. de C.V.	99.99	Edificadora Sol, S.A. de C.V.	99.99
Geo Guerrero, S.A. de C.V.	99.99	Evitam, S.A. de C.V.	94.76
Geo Tampico, S.A. de C.V.	99.94	Geo Importex, S.A. de C.V.	99.88
Geo Baja California, S.A. de C.V.	99.99	Inmobiliaria Anso, S.A. de C.V.	99.99
Geo Morelos, S.A. de C.V.	99.99	Inmobiliaria Camar, S.A. de C.V.	99.99
Geo Reynosa, S.A. de C.V.	99.99	Inmobiliaria Jumáis, S.A. de C.V.	99.99
Geo Puebla, S.A. de C.V.	99.99	Lotes y Fraccionamientos, S.A. de C.V.	99.99
Geo Veracruz, S.A. de C.V.	99.99	Obras y Proyectos Coma, S.A. de C.V	99.49
Geo Laguna, S.A. de C.V.	99.99	Inversiones Geo Chile Limitada	99.99
Geo Guanajuato, S.A. de C.V.	99.99	Constructora Geosal, S.A.	49.00
Geo Monterrey, S.A. de C.V.	96.63	Inmobiliaria Geosal, S.A.	49.00
Geo Hidalgo, S.A. de C.V.	99.99	Agrícola las Vizcachas Limitada	49.00
Geo D.F., S.A. de C.V.	99.40	Fideicomiso Nuevo Laredo	
Diseño y Proyección de Vivienda, S.A. de C.V.	99.99	Fideicomiso Los Arcos	
		Fideicomiso La Cima	
		Fideicomiso Valle del Virrey	
		Fideicomiso Chilpancingo	

A través de sus oficinas corporativas, la Compañía centraliza las operaciones siguientes: (i) obtención de autorizaciones para la adquisición de terrenos y el desarrollo de proyectos; (ii) mantener las relaciones con el gobierno federal y los proveedores de financiamiento hipotecario; (iii) asignación de los recursos y compra de activos fijos; (iv) autorización para las compras de materiales; (v) manejo de tesorería; (vi) actividades de planeación y presupuesto; (vii) seguimiento de procedimientos legales; y (viii) auditoría interna.

La actividad principal de cada una de las subsidiarias y asociaciones en participación de la Compañía, es promover conjuntos habitacionales de forma totalmente integrada, participando en todos los aspectos de diseño, construcción y comercialización de proyectos de vivienda de interés social y vivienda media.

x) Descripción de los Principales Activos

Geo es dueño de sus oficinas corporativas y la mayor parte de las oficinas regionales de cada subsidiaria. Es propietaria de gran parte de su maquinaria y equipo de construcción. Al 31 de diciembre de 2002, el valor neto en libros de toda la maquinaria y equipo propiedad de Geo ascendió a $731.3 millones.

La integración del activo fijo neto al 31 de diciembre de 2002 es la siguiente:

Terrenos, Edificios y construcciones	$172.9
Maquinaria y equipo de construcción	$410.6
Equipo de transporte	$ 93.2
Equipo de oficina	$ 36.3
Equipo de cómputo	$ 18.3

TOTAL	$731.3

Cifras en millones de pesos

El activo más importante es el de maquinaria y equipo de construcción mismo que esta integrado por, maquinas como trascabos, volquetes, etc. de los cuales a nivel grupo se tienen más de 100 y todos son de características similares. Cabe mencionar que todos estos activos se encuentran debidamente asegurados.

xi) Procesos Judiciales, Administrativos o Arbitrales

Geo enfrenta ciertos procedimientos legales que no se describen en el presente documento y que son inherentes al curso normal de su negocio. La administración de la Compañía no considera que las obligaciones relacionadas con tales procedimientos vayan a tener una repercusión adversa en la situación financiera o en los resultados de operación.

xii) Acciones Representativas del Capital

Al 31 de Diciembre de 2002, el capital social autorizado es de 161'079,308 acciones, de las cuales están suscritas y pagadas 103,426,813 acciones respectivamente. Las acciones son sin valor nominal, sin derecho a retiro, y corresponden al capital fijo. Al 31 de diciembre del 2002 se encuentran en circulación 102,392,313 acciones y 1,034,500 en tesorería. Así mismo se informa que el saldo en la cuenta de reserva para recompra de acciones ascendió a $ 220,227,000.

El día 30 de Septiembre del 2002 se emitieron 2,954,283 acciones de la Serie B de Corporación Geo con el objetivo de dar continuidad al Programa de Acciones para Empleados aprobado por Asamblea General Ordinaria de Accionistas el 31 de Marzo de 1997 y confirmado por la Asamblea General Ordinaria de Accionistas el 27 de Abril del 2001.

De las 10,600,000 acciones aprobadas por la Asamblea General Ordinaria de Accionistas el 27 de Abril del 2001, se emitieron solamente 2,954,283 acciones para empleados, mismas que cuentan con un período de liberación total de tres años con liberaciones parciales al término de cada año.

Es importante recordar que en la Asamblea General Ordinaria de Accionistas el 31 de Marzo de 1997 se aprobó el Programa de Acciones para Empleados con un monto de hasta 5,000,000 de acciones, de las cuales se emitieron 3,600,000 en un programa con liberaciones parciales a cinco años, mismo que venció el pasado 4 de Julio del 2002.

Plan de incentivos a empleados y ejecutivos – En la Junta del Consejo de Administración celebrada el 4 de mayo de 2002, se definió el término "Cambio de control" de Geo como la acción concertada de una o varias personas físicas o morales para adquirir, detentar y/o comenzar una oferta o intercambio por el 30% o más de las acciones de Geo sin aprobación por escrito del Consejo de Administración. En la misma junta se estableció también el mecanismo por el cual serían entregadas las 50,000,000 de acciones en caso de un cambio de control de Geo. Dicho mecanismo consiste en entregar las acciones a los funcionarios que el propio Consejo de Administración determine mismos que aportarían las acciones a un fideicomiso que distribuiría dichas acciones a prorrata entre los accionistas de Geo, con excepción de aquellos que sean identificados por el mismo Consejo de Administración como responsables del cambio de control de Geo. Las modificaciones y reformas a los estatutos sociales correspondientes serán válidas hasta que sean autorizadas por la Comisión Nacional Bancaria y de Valores (CNBV), al amparo del Artículo 14 bis 3, fracción VII de la Ley del mercado de Valores publicada el 1 de junio de 2002.

Para incrementar el número de acciones comunes por la conversión de obligaciones convertibles en acciones según se explica en párrafos anteriores, se aprobó aumentar la parte fija del capital social por un importe de $67,880 mediante la emisión de 60,606,778 acciones comunes de la Serie "B", sin valor nominal, que serán depositadas en la Tesorería de la Compañía.

Con relación al plan de incentivos al personal clave, se había autorizado la emisión de 5,000,000 de acciones. Posteriormente, se acordó cancelar 1,481,485 acciones que estaban pendientes de ser suscritas. Sin embargo, quedan 10,606,778 acciones pendientes de ser suscritas para efectos del plan de incentivos al personal clave. En el mes de septiembre de 2002, se emitieron 2,954,283 obligaciones quirografarias, mismas que ya fueron suscritas y pagadas con valor nominal de $1.12 M.N., las cuales se convirtieron en acciones generando un aumento en el capital por $3,308. El saldo de las acciones pendientes de suscribir al 31 de diciembre de 2002 es de 7,652,495.

El Plan de Incentivos a empleados y ejecutivos esta condicionado a lo siguiente:

Permanecer como funcionario de la Compañía durante los tiempos y términos señalados y en caso contrario aceptan y reconocen que el valor de sus acciones será $1.12 (un peso doce centavos).

Los derechos de adquisición relacionadas con las acciones liberadas de conformidad al calendario establecido y no tendrán efectos proporcionales por fracciones de ejercicio, ya que los mencionados derechos únicamente se generarán, en su caso, llegada las referidas fechas.

Los accionistas también acordaron cancelar 9,125,293 acciones emitidas el 31 marzo de 1997 y que se encontraban en la Tesorería de la Compañía, pendientes de ser suscritas.

El Consejo de Administración de GEO acordó que en caso de que los accionistas reciban y acepten una oferta no hostil de compra de acciones de la Compañía, la oferta se hará extensiva por el grupo comprador a todos los inversionistas de la Compañía, de tal manera que los accionistas con interés minoritario, así como el grupo controlador, tengan la posibilidad de participar en dicha transacción y vender sus acciones al mismo precio y en las mismas condiciones. Este tipo de protección a los inversionistas minoritarios se conoce en los mercados financieros internacionales como "Tag Along".

xiii) Dividendos

La compañía no ha distribuido dividendos a lo largo de su historia ni durante los últimos tres ejercicios, a pesar de haber contado con la capacidad de pago de los mismos conforme a sus utilidades. La Asamblea General de Accionistas ha decidido reinvertir las utilidades en el negocio en vez de distribuirlas entre sus accionistas, pensando que esta práctica es la del mejor beneficio para todos.

III. INFORMACION FINANCIERA

a) Información Financiera Seleccionada

La tabla siguiente muestra información financiera selecta de la Compañía, derivada de los Estados Financieros. Dicha información debe ser leída en conjunto con los estados financieros y las notas a los mismos que se incluyen en este Reporte. Los Estados Financieros se encuentran expresados en pesos constantes al 31 de diciembre de 2002 (ver Capítulo I, inciso a) "*Información General – Glosario de Términos y Definiciones - Presentación de la Información Financiera y Económica*").

INFORMACIÓN FINANCIERA CONSOLIDADA SELECCIONADA

En millones de pesos constantes a Diciembre 31 del 2002, excepto número de acciones y datos por acción

Estado de Resultados	***2000***	***2001***	***2002***
Casas Vendidas (unidades)	26,577	25,115	27,112
Ingresos	5,202.0	4,978.5	5,445.3
Utilidad Bruta	1,332.8	1,296.9	1,427.2
Utilidad Operativa	730.6	700.1	841.8
Utilidad antes de Impuestos	324.9	445.4	594.7
Utilidad Neta	164.3	296.7	364.6

Balance	***2000***	***2001***	***2002***
Efectivo e Inversiones Temporales	603.2	721.7	856.1
Cuentas por Cobrar	2,623.1	2,502.8	2,593.1
Inventarios	1,867.8	1,655.7	1,632.5
Activo Circulante	5,318.7	4,875.4	5,264.9
Inventario de Terrenos	0.0	0.0	0.0
Inmuebles, Maquinaria y Equipo - Neto	853.0	758.8	731.3
ACTIVO TOTAL	6,409.2	6,253.7	6,435.5
Pasivo Financiero de Corto Plazo	1,479.8	1,540.1	1,428.4
Proveedores	499.0	529.9	783.3
Pasivo Circulante	2,289.8	2,247.8	2,401.4
Pasivo Financiero de Largo Plazo	978.3	924.4	739.7
Impuestos Diferidos (ISR)	691.1	547.5	599.7
PASIVO TOTAL	3,995.9	3,740.8	3,740.8
Capital Contable sin Impuestos Diferidos	3,086.6	3,313.7	3,707.1
Impuestos Diferidos (ISR) en Capital Contable	-673.3	-800.7	-1,012.4
CAPITAL CONTABLE TOTAL	2,413.3	2,512.9	2,694.7

Otra Información Financiera			
Cuenta por Cobrar a Ventas	50.4%	50.3%	47.6%
Deuda Neta	1,853.1	1,742.8	1,312.0
Deuda Neta a Capital	37.1%	34.5%	26.1%
Apalancamiento	1.76	1.69	1.12
Rotación de Inventarios (días)	176	164	148
Rotación de Cuenta por Cobrar (días)	184	184	174
Rotación de Inventarios + Cuenta por Cobrar	315	304	283
Número de Empleados	11,818	10,379	9,613
Precio Promedio (pesos)	210,792	220,337	226,970

INFORMACIÓN SELECTA DE VALUACION

	2000	**2001**	**2002**
Ingresos	**5,202.0**	**4,978.5**	**5,445.3**
Deuda Neta	1,853.1	1,742.8	1,312.0
Acciones Promedio en Circulación	100.5	100.5	100.0
Acciones en Circulación al Final del Año	100.5	100.4	102.4
Precio de la Acción al Final del Año (pesos)	6.8	14.7	19.1
Utilidad por Acción antes de Impuestos	3.2	4.4	5.9
Utilidad por Acción	1.6	3.0	3.6
Precio / Utilidad	4.2	5.0	5.4
Valor en Libros por Acción	24.0	25.0	26.3
Precio / VL	0.3	0.6	0.7
Valor de Capitalización de Mercado	683.2	1471.1	1955.7
Valor de la Empresa	2,627.6	3213.9	3267.7

b) Información Financiera por Línea de Negocio y Zona Geográfica y Ventas de Exportación

La compañía considera que las actividades de promoción, diseño, construcción y comercialización de viviendas de interés social y vivienda media son su única línea de negocio, por lo que su principal fuente de ingresos se ubica en la República Mexicana.

Aún y cuando los principios de contabilidad aplicables no requieren que la Compañía presente información por segmentos, en conformidad con lo mencionado en el párrafo anterior, a continuación se presentan cifras por zonas en donde tiene presencia de Geo en México.

La tabla siguiente muestra información financiera de las empresas subsidiarias de Corporación Geo, S.A. de C.V. que se dedican al desarrollo y promoción de vivienda, agrupadas por Zona Geográfica en México. La información financiera se encuentra expresada en pesos constantes al 31 de diciembre de 2002 (ver Capítulo I, inciso a)) *"Información General – Glosario de Términos y Definiciones - Presentación de la Información Financiera y Económica"*).

	Zona Centro		**Zona Norte**		**Zona Sur**	
	Año terminado el 31 de diciembre					
	2001	**2002**	**2001**	**2002**	**2001**	**2002**
Datos del Estado de Resultados:						
Ingresos	2,575,212	2,670,329	1,523,402	1,864,414	694,503	862,028
Utilidad bruta	723,771	658,350	292,056	555,878	153,784	197,571
Utilidad de operación	440,231	415,837	115,040	375,440	61,022	96,324
Utilidad neta	226,780	198,653	49,780	155,971	26,670	43,539
Datos del Balance (al fin del período):						
Activo circulante	2,512,340	2,856,166	1,629,402	1,888,233	618,371	707,836
Activo total	3,222,887	3,194,556	1,931,560	2,070,418	755,931	824,138
Pasivo circulante	1,322,654	1,519,425	972,369	1,138,649	334,689	386,103
Pasivo a largo plazo	131,793	37,668	124	0	0	0
Capital contable	890,790	1,085,737	779,027	851,228	407,873	424,804

El desarrollo y construcción de un conjunto habitacional comienza con la autorización a nivel federal, estatal o municipal del proyecto para dicha unidad. El proyecto se presenta a los proveedores de financiamiento hipotecario para su aprobación. En general, una vez que se han obtenido los compromisos de financiamiento hipotecario para un número suficiente de viviendas en un conjunto habitacional, Geo comienza la construcción de la infraestructura del conjunto habitacional (por ejemplo, instalación de drenaje, electricidad, agua, estacionamiento, construcción de caminos, etc.) y se inicia la mercadotecnia del proyecto (ver Capítulo 2, inciso b), apartado i) *"La Compañía - Descripción del Negocio – Actividad Principal - Operaciones"*).

Conforme se reciben nuevas aprobaciones de compromisos para proporcionar financiamiento hipotecario a los clientes, éstos se suman a los compromisos de créditos hipotecarios (comúnmente denominados *"backlog"*). El compromiso de un crédito hipotecario permanece clasificado como parte del *backlog* durante el período de construcción y comercialización y mientras el posible comprador está tramitando la solicitud del crédito hipotecario. Cuando a un comprador potencial se le aprueba su financiamiento hipotecario y suscribe un contrato de compraventa con la Compañía, esta vivienda es removida del *backlog*.

El inventario de terrenos al 31 de diciembre de 2002, es equivalente a 85,085 viviendas, como consecuencia de la combinación de las reservas propias, opciones de compra y el esquema de

"Outsourcing de terrenos", Geo controla una reserva territorial suficiente para más de tres años de producción, con bajo costo de oportunidad y un limitado riesgo de pertenencia.

La tabla siguiente presenta información acerca de la participación en unidades vendidas registradas por la Compañía por zona geográfica, al 31 de diciembre de 2002:

	Viviendas Vendidas	
Zona Geográfica:	**Unidades**	**Porcentaje**
Valle de México[4]	11,025	40.7
Querétaro	1,482	5.5
Guerrero	985	3.7
Tamaulipas	2,160	8.0
Baja California	2,950	10.9
Morelos	320	1.2
Oaxaca	780	2.9
Jalisco	2,050	7.6
Veracruz	1,115	4.1
Puebla	1,150	4.2
Coahuila, Durango y Zacatecas	950	3.5
Guanajuato	365	1.3
Nuevo León	1,780	6.4
Total	27,112	100.0

La Compañía estima el número de viviendas que pueden construirse en un conjunto habitacional, según la formulación del plan para cada conjunto habitacional. Estas estimaciones se basan en una variedad de suposiciones, incluyendo la densidad permisible de viviendas, la reserva requerida en algunas construcciones y otros permisos, así como la demanda anticipada y disponibilidad de financiamiento hipotecario. La realización de los planes de desarrollo de Geo está sujeta a una variedad de situaciones inciertas, incluyendo las suposiciones descritas anteriormente. Por esta razón, la Compañía puede cambiar los planes en cualquier momento y, por tanto, no puede haber seguridad alguna de que en realidad se construirá el número de unidades estimadas originalmente.

Ventas por Fuente de Financiamiento Hipotecario. La estrategia de la Compañía consiste en obtener financiamiento hipotecario de una variedad de fuentes de financiamiento. La tabla siguiente muestra el volumen de ventas de viviendas de interés social en México y el desglose por fuente de financiamiento hipotecario para dichas unidades, por los períodos indicados:

	Año terminado el 31 de diciembre					
	2000		**2001**		**2002**	
	Viviendas	%	Viviendas	%	Viviendas	%
Financiado por:						
Infonavit	19,581	78.5	17,804	73.9	20,768	76.6
Fovissste/SHF (antes Fovi)	5,374	21.5	6,299	26.1	6,344	23.4
Total	24,955	100.0	24,103	100.0	27,112	100.0

Los desarrollos de vivienda promovidos por la Compañía, pueden ser vendidos indistintamente a sus clientes a través del programa del Infonavit, Fovissste o SHF (antes Fovi). Una mayor proporción de viviendas financiada por el Infonavit refleja una mayor promoción de dicho Instituto, por lo que la composición de ventas por fuente de financiamiento hipotecario no implica cambios significativos en las operaciones de la Compañía.

c) Informe de Créditos Relevantes

La tabla siguiente muestra aquellos pasivos que representan más del 2.0% del pasivo total de la Compañía, al 31 de diciembre de 2002:

Tipo de Pasivo:	Importe	% del Pasivo Total
	(cifras en miles de pesos, excepto porcentajes)	
Créditos quirografarios	135,452	3.6
Créditos puente hipotecarios	802,462	21.5
Papel comercial	88,138	2.4
Pagaré Mediano Plazo	300,000	8.0
Creditos para Terrenos	88,848	2.4
Proveedores	550,411	14.7
Proveedores de terrenos	232,844	6.2
Otros pasivos Circulantes(1)	203,233	5.4
Total pasivo circulante	2,401,388	64.2
Pagaré a Mediano Plazo	700,000	18.7
Provisión de ISR diferido	599,703	16.0
Otros pasivos Largo Plazo(1)	39,702	1.1
Total pasivo largo plazo	1,339,405	35.81
Pasivo total	3,740,793	100.0

(1) Integrado por otros pasivos que, en lo individual representan menos del 2.0% del pasivo total.
(2)Ver estados financieros al 31 de diciembre de 2002.

La Compañía a la fecha de generación del presente Reporte, se encuentra al corriente en todos los pagos correspondientes a sus pasivos.

d) Comentarios y Análisis de la Administración sobre los Resultados de Operación y Situación Financiera de la Compañía

i) Resultados de Operación

Año Terminado el 31 de Diciembre de 2002, Comparado con el Año Terminado el 31 de Diciembre de 2001

El desarrollo de la Vivienda ha representado para la Administración del Presidente Fox una de las más altas prioridades, siendo el motor principal para el crecimiento económico de nuestro País. Impulsado por la Meta de entregar más de 750,000 hipotecas al año en el 2006 y las nuevas fuentes de financiamiento, así como la reorganización de los Institutos de Vivienda, el número de hipotecas se incrementó por arriba del 30% en el 2002 alcanzando la cifra record de 420,000, y se estima un incremento adicional para el 2003 del 26%, estableciendo la cantidad histórica de 530,000 hipotecas.

Los ingresos al 31 de diciembre de 2002 ascendieron a $5,445.3 millones, lo que representó un incremento de $466.8 millones ó 9.4% contra los $4,978.5 millones registrados al 31 de diciembre de 2001. Adicionalmente los precios de las viviendas vendidas en México, por la mezcla de producto, se incrementaron 0.8% en términos reales.

La utilidad bruta se incrementó un 10.0% al pasar de $1,296.9 millones en 2001, a $1,427.2 millones al 31 de diciembre de 2002, derivado principalmente del incremento en los ingresos y de un mayor margen bruto. Por otra parte el margen bruto se incrementó a 26.2% comparado contra el 26.0% de 2001. Otro factor que influyó en los resultados es la estrategia de la Compañía de diversificar sus productos e incrementar su participación en el segmento de Vivienda Media. Con el retorno gradual de las SOFOLES y de la Banca Comercial al negocio de las Hipotecas, la demanda en este segmento será muy importante en los próximos años. La participación en la Mezcla de Ventas de Geo en este segmento de mayor precio creció de un 5% en el 2001 a un 7% en el 2002.

Los gastos de operación al 31 de diciembre de 2002 ascendieron a $585.4 millones, lo que representa una disminución de 2.0% contra los $596.8 millones registrados al 31 de diciembre de 2001. Esta disminución refleja los efectos de las políticas de austeridad iniciadas por la Compañía desde finales del año 2000. Por otra parte es importante mencionar derivado de dicha reducción en términos reales, la incidencia de gastos de operación a ventas disminuyó del 12.0% en 2001 al 10.8% al 31 de diciembre de 2002.

El costo integral de financiamiento disminuyó al pasar de $243.1 millones en 2001 a $234.1 en el 2002, lo que representa una disminución de 3.7% en términos reales. Esta mejora se debe principalmente a la disminución de gastos financieros en un 10.1% y a la disminución en un 28.1% de la pérdida monetaria, derivado de menores tasas de interés y un menor promedio de pasivos con costo durante 2002.

La utilidad neta ascendió a $ 364.6 millones, lo que representó un incremento del 22.9% con respecto a los $ 296.7 millones obtenidos al 31 de diciembre de 2001.

Política de actualización de Activos

Inversiones Temporales. Se valúan al costo de adquisición, más rendimientos devengados o a su valor neto de realización estimado, el que sea menor, en su caso, se valúan a valor de mercado.

Inventarios Inmobiliarios. Se valúan al costo de adquisición de terrenos, licencias, materiales, mano de obra y gastos directos e indirectos que se incurren en la actividad de construcción de la Compañía. Se actualizan conforme al método de costos específicos.
Durante el período de desarrollo de los inventarios inmobiliarios, se capitaliza el costo integral de financiamiento de créditos puente hipotecarios y otros financiamientos relacionados con el proceso de construcción.

Inversión en acciones de asociadas. Se valúan aplicando el método de participación cuando la Compañía tiene influencia significativa (generalmente una participación entre el 10% y el 50% y que no tenga control sobre la empresa asociada).

Inmuebles, maquinaria y equipo. Se registran al costo de adquisición, y se actualizan mediante factores derivados del Índice Nacional de Precios al Consumidor (INPC). En el caso de activos fijos de origen extranjero su costo de adquisición se actualiza con la inflación del país de origen y se considera la fluctuación del peso mexicano con relación a dicha moneda. La depreciación se calcula conforme al método de línea recta con base en la vida útil de los activos, de acuerdo como sigue:

	Años promedio	
	2002	2001
Edificios	37	38
Maquinaria y equipo	11	12

Equipo de transporte	4	4
Equipo de cómputo	3	3
Mobiliario y equipo	10	10
Gastos de Instalación	5	5

PRINCIPALES RESULTADOS FINANCIEROS 2002

En millones de pesos al 31 de Diciembre del 2002	*2001*	*2002*	*% Variación*
Casas Vendidas (Unidades)	$25,115	$27,112	+8.0%
Ingresos	$4,979	$5,445	+9.4%
Utilidad Bruta	$1,297	$1,427	+10.0%
Utilidad de Operación	$700	$842	+20.3%
Utilidad Neta	$297	$365	+22.9%
Caja e Inversiones Temporales	$722	$856	+18.6%
Cuenta por Cobrar a Ventas	50.3%	47.6%	-5.3%
Rotación de Inventarios (días)	164	148	-9.8%
Rotación de Cuentas por Cobrar + Inventarios (días)	304	283	-6.9%
Deuda Neta	$1,743	$1,312	-24.7%
Deuda en Dólares a Deuda Total	10.8%	4.0%	-63.0%
Retorno de Capital	12.3%	14.5%	+17.9%

VENTAS

En el año 2002, la Administración de Geo logró aprovechar el incremento en la oferta de hipotecas en la Industria, al incrementar su número de ventas en un 8.0% al vender en el año un total de 27,112 casas. De acuerdo con la mezcla de créditos disponibles en México durante el 2002, la mezcla de Geo fue 77% INFONAVIT y 23% FOVI/FOVISSSTE.

Uno de los mayores logros en las ventas de Geo durante el 2002, además de su tradicional pero no menos efectivo método comercial basado en la recomendaciones "boca a boca" de los clientes, fue su exitosa expansión en los mercados de Vivienda Media. Por segundo año consecutivo, Geo fue el líder en estos mercados, habiendo vendido más casas en estos segmentos que cualquiera de sus competidores. La distribución de ventas por precio en el año 2002 fue como sigue: el 29.1% del total de las ventas se dieron en el segmento de Vivienda de Interés Social Bajo comparados contra un 12.6% en el 2001. El 63.8% representaron las ventas del segmento de Vivienda de Interés Social mientras que en el 2001 fue de un 82.5%. Finalmente el 7.1% representó al segmento de Vivienda Media, cuando el año pasado fue de 4.9%. Estos números dan muestra y corroboran la estrategia de diversificación de productos en Geo, en donde se aprovechará la misma infraestructura nacional, así como la experiencia y conocimientos de los equipos de trabajo existentes requiriendo de un mínimo de inversión adicional.

Las Instituciones financieras tuvieron un desempeño en cuanto a la oferta de hipotecas bastante estable comparado con el año pasado, en donde aproximadamente tres cuartos de las hipotecas otorgadas fueron a través del INFONAVIT y el remanente fueron otorgadas por la SHF y FOVISSSTE. En los próximos años y siguiendo en línea con la tendencia de la oferta de hipotecas así como con la estrategia de diversificación de Geo, se deberá observar un incremento en la proporción de hipotecas de FOVI/FOVISSSTE y los créditos de Vivienda Media.

Los rangos de precios de los segmentos de vivienda son:

- Interés Social Bajo: vivienda menor a $190,000 pesos.
- Interés Social: vivienda de $190,001 a $335,000 pesos.
- Vivienda Media: vivienda de $335,001 a 1,600,000 pesos.



VENTAS Ene-Dic 02
INFONAVIT y FOVI/FOVISSSTE
20,768
6,344
27,112
INFONAVIT
FOVI/FOVISSSTE
TOTAL



MEZCLA DE VENTAS GEO
Ene-Dic
26%
74%
23%
77%
Ene-Dic 01
Ene-Dic 02
INFONAVIT
FOVI/FOVISSSTE



MEZCLA DE VENTAS POR PRECIO GEO
Ene-Dic 02
TOTAL VENTAS
27,112
Interés Social Bajo
7,904 29.1%
Interés Social
17,290 63.8%
Interés Social Alto
1,323 4.9%
Vivienda Media
595 2.2%

INGRESOS

Después de la variación en la estacionalidad de ingresos provocada por los cambios de Administración Pública en el año 2000, la estacionalidad de ingresos del año 2002 ha sido prácticamente idéntica a la registrada en el año 2001, efecto que se ha traducido en comparaciones estables y predecibles durante todo el año, y que se espera se mantenga igual para el 2003.

De acuerdo con las expectativas de la Administración, los ingresos del 2002 comparados contra el año anterior mostraron un aumento de 9.4% al totalizar en $5,445.3 millones de pesos.


ESTACIONALIDAD 2000 - 2002
30%
25%
20%
15%
24%
27%
24%
25%
21%
22%
27%
30%

	1Q	2Q	3Q	4Q
2000	24%	27%	24%	25%
2001	21%	22%	27%	30%
2002	21%	22%	26%	30%

PRECIO PROMEDIO

El precio promedio de año 2002 se vio incrementado en un 3.0% contra el registrado en el 2001, alcanzando los $226,970 pesos. El comportamiento del precio promedio se explica por la diversificación en la mezcla de producto.

BACKLOG y BACKLOG GEOFÁCIL

Está representado por los compromisos de hipotecas del INFONAVIT, de la SHF-FOVI y de FOVISSSTE hacia nuestros proyectos. Durante el año 2002 fueron declinadas 5,354 hipotecas con la intención de obtener mejores condiciones de precio en nuestros desarrollos. El Backlog de Hipotecas a Diciembre 31 alcanzó las 41,254 unidades, válido para aproximadamente 1.4 años de ventas. Incluyendo los convenios firmados bajo el esquema Binomio Ahorro - Hogar y el programa GEOFACIL fue:

	2001	**2002**
Backlog al 1° de Enero	54,476	46,237
(-) Ventas México	-24,103	-27,112
(+) Hipotecas obtenidas	24,165	27,483
(-) Hipotecas declinadas	-8,301	-5,354
(+) Ahorro Hogar - GEOFACIL	0	0
Backlog al 31 de Diciembre	**46,237**	**41,254**

UTILIDAD BRUTA

La Utilidad Bruta en el 2002 se vio incrementada en un 10.0% al finalizar en $1,427.2 millones de pesos. Por su parte, el Margen Bruto durante el 2002 creció en 0.2 puntos porcentuales en comparación al obtenido en el año anterior, al pasar de 26.0% a 26.2%.

GASTOS DE VENTA Y ADMINISTRACIÓN

La política de austeridad y reestructura de personal iniciada por la empresa a finales del 2000, continua con su tendencia de mostrar buenos resultados. Los Gastos de Administración en el 2002 presentaron un decremento de 1.9% en términos reales, el equivalente a $-11.4 millones en comparación al 2001 para totalizar en $585.4 millones. La incidencia a ventas de los Gastos de Administración en el 2002 bajó a niveles del 10.0%, moviéndose desde 12.8% en el 2001.

UTILIDAD DE OPERACIÓN

La Utilidad de Operación durante el 2002 tuvo un ascenso de 20.3% en comparación con el 2001 al cerrar en $841.8 millones, mientras que el Margen Operativo del año alcanzó el 15.5% representando un crecimiento de 1.4 puntos porcentuales contra el 14.1% reportado el año anterior.

MARGENES GEO EN COMPARACIÓN CONTRA COMPETIDORES

Es importante recordar que es política de Geo capitalizar los costos de financiamientos relacionados con la producción, en vez de aplicarlos al CIF, de acuerdo a los estándares internacionales y bajo US GAAP. Bajo las mismas bases contables utilizadas por las empresas públicas de vivienda, Corporación Geo cuenta con el Margen Bruto líder de la industria, no obstante producir aproximadamente un 70% más casas que sus más cercanos competidores.

Bajo principios de contabilidad generalmente aceptados en México y para efectos de comparación con los competidores de la empresa, el Margen Bruto del 2002 sería de 30.4% mientras que el Margen Operativo sería de 19.7%.


MÁRGENES GEO Ene-Dic 02
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
26.2%
30.4%
15.5%
19.7%
Margen Bruto
Margen Operativo
Capitalizando Gastos Financieros
Sin Capitalizar Gastos Financieros

COSTO INTEGRAL DE FINANCIAMIENTO

El Costo Integral de Financiamiento de la empresa en el 2002 mostró un decremento del 3.7% en comparación al 2001, mientras que los Gastos Financieros mostraron una importante disminución de 10.1% en comparación con el mismo período del año anterior originado por la mejor mezcla de instrumentos financieros y la disminución en tasas de interés.

	Ene-Dic 01	Ene-Dic 02	Cambio	%
Productos Financieros	-45.9	-31.9	14.0	-30.6%
Gastos Financieros	228.2	205.1	-23.1	-10.1%
Pérd. o Gan monetaria	78.4	56.4	-22.0	-28.1%
Pérd. o Gan cambiaria	-17.5	4.6	22.1	-126.1%
CIF	**243.1**	**234.1**	**(8.9)**	**-3.7%**

UTILIDAD NETA

La Utilidad Neta generada por la empresa en el 2002 presentó un aumento de 22.9% en comparación al mismo período en el 2001, pasando de $296.7 millones de pesos a $364.6 millones. Por su parte, el Margen Neto acumulado del período presentó una mejora de 0.7 puntos porcentuales en comparación al 2001 al pasar de 6.0% a 6.7%. La utilidad por acción creció de $2.95 a $3.51 pesos durante el 2002.

	Ene-Dic 01	Ene-Dic 02	Cambio	%
Utilidad antes de Impuestos	**445.4**	**594.7**	**149.3**	**33.5%**
ISR y PTU	143.3	211.7	68.4	47.8%
Operaciones Continuas	302.2	383.1	80.9	26.8%
Operaciones Discontinuas	-11.5	0.0	11.5	-100.0%
Interés Minoritario	-6.0	18.4	24.4	-408.4%
UTILIDAD NETA	**296.7**	**364.6**	**68.0**	**22.9%**

MANO DE OBRA Y ADMINISTRACIÓN

Al 31 de Diciembre del 2002 se contaba con 6,316 trabajadores eventuales (mano de obra), un -12.8% menos que en Diciembre del 2001. Por su parte, el personal administrativo y fijo de obra no sindicalizado era de 3,297 empleados, representando un ligero aumento de 5.3% con relación a Diciembre del 2001. Estos ajustes son parte del programa de control de Gastos de Administración y reestructuración de Geo iniciado en el 2000.

ii) Situación Financiera, Liquidez y Recursos de Capital

La liquidez y los recursos de capital de Geo aumentaron en el año de 2002 en comparación con 2001 debido a una mayor escrituración y cobranza derivada de su estrategia de Fábrica de Casas, la cual consiste en iniciar la construcción de las viviendas de un proyecto por claustros de aproximadamente 60 unidades, lo cual permite terminarlas y escriturarlas rápidamente. La Compañía espera un aumento en sus requerimientos de liquidez, debido al aumento en los niveles de operación proyectados para los próximos años. Estos requerimientos son principalmente para financiar la adquisición de terrenos y el desarrollo y construcción de nuevos proyectos los cuales se cobrarán hasta el momento de que las viviendas sean terminadas.

Al 31 de diciembre de 2002, Geo tenía $856.1 millones en efectivo y valores realizables y $3,740.8 millones en pasivos totales, en comparación con los $721.7 millones de efectivo y valores realizables y $3,740.8 millones de pasivos totales al 31 de diciembre de 2001. A pesar de que Geo incrementó su nivel de operaciones entre 2002 y 2001, al pasar de 25,115 a 27,112 unidades vendidas (un 8.0% de incremento), su deuda total disminuyó un 12.0%. La proporción entre deuda y capitalización de Geo (total de deuda dividida entre el total de deuda más el capital contable sin impuestos diferidos) fue 36.9% al 31 de diciembre de 2002, en comparación con 42.7% al 31 de diciembre de 2001.

El capital de trabajo (activo circulante – pasivo circulante) de Geo al 31 de diciembre de 2002, sumó $2,685.5 millones, ó 72.4% del capital contable sin impuestos diferidos de la Compañía. Estos recursos se invirtieron principalmente en cuentas por cobrar e inventarios. El inventario total de $1,632.5 millones incluye $831.5 millones de terrenos para proyectos futuros.

Aunque la Compañía no comienza la construcción de desarrollos hasta que se ha confirmado la disponibilidad del financiamiento hipotecario, sí realiza la compra de terrenos y las actividades necesarias para obtener los permisos y licencias, así como ciertas actividades de desarrollo de infraestructura anteriores a recibir la confirmación de la disponibilidad de financiamiento hipotecario. La Compañía no recibe los recursos provenientes de las ventas de vivienda sino hasta que dichas viviendas se terminan y entregan a los compradores. Como resultado de lo anterior, Geo requiere financiar sus actividades de desarrollo y construcción a través de capital de trabajo y de fuentes externas, principalmente mediante

créditos puente (créditos de una institución de crédito o Sofol, garantizados por un terreno en el cual se vaya a realizar la construcción y que se pretende sean amortizados con los recursos de las escrituraciones por unidad en el conjunto habitacional).

La Compañía a través de ciertas de sus subsidiarias mantiene vigentes dos bursatilizaciones de cuentas por cobrar por un monto total de $267.0 millones, los cuales fueron utilizados para la substitución de créditos puente. Mediante este esquema, se transmitieron los derechos de crédito derivados de las cuentas por cobrar a un Fideicomiso establecido en Nafin. La Compañía planea en el futuro continuar utilizando este esquema de bursatilización destinado principalmente a la substitución de créditos puente.

Al 31 de diciembre de 2002, Geo cuenta con un total de $3,995.1 millones en líneas de crédito disponibles por instituciones financieras mexicanas. Estas líneas incluyen el acceso para el financiamiento de la construcción y el crédito generalmente está disponible desde el momento en que un proyecto es aprobado por la institución de crédito acreedora, en el caso de los créditos puente, no tienen un plazo preestablecido para su pago ya que se van liquidando en función al numero de viviendas que se escrituran. Los créditos son específicos para cada proyecto. Los financiamientos de construcción están respaldados con los terrenos y las viviendas que se están construyendo.

Fuentes internas y externas de liquidez

Geo pretende seguir una estrategia financiera de mejora de su liquidez y de su flexibilidad financiera. La Compañía anticipa que financiará sus requerimientos de liquidez a corto plazo con recursos generados por la propia operación, mediante líneas de crédito disponibles y financiamientos para proyectos específicos. La Compañía puede requerir de recursos adicionales que fondeará por medio de financiamientos públicos o privados, coinversiones u otros arreglos. Geo espera que las cantidades adicionales necesarias para financiar el capital de trabajo en el presente año provendrán del efectivo generado por las operaciones y otros financiamientos de capital. No se puede asegurar que dicho efectivo de las operaciones o de financiamientos adicionales esté disponible en términos atractivos para la Compañía, en caso de existir alguno.

Corporación Geo, como compañía controladora pura, no tiene operaciones y todos sus ingresos provienen de la operación y flujos de efectivo de sus subsidiarias. Corporación Geo depende de los dividendos de sus subsidiarias para generar los recursos necesarios para cumplir con sus obligaciones. Asimismo, es importante mencionar que no existen restricciones legales o estatutarias que impidan el libre flujo de recursos de las subsidiarias a Corporación Geo.

Políticas de Tesorería

La Compañía mantiene un control centralizado de la tesorería, regulando las tesorerías de cada una de sus subsidiarias en función a los presupuestos de ingresos y egresos que cada una de ellas presenta periódicamente. Asimismo, existe un control centralizado para la obtención y disposición de todo tipo de créditos mediante la administración centralizada de líneas de crédito

iii) Control Interno

Existen varios órganos intermedios que auxilian al Consejo de Administración de la empresa a cumplir con sus funciones, la Compañía cuenta con 4 órganos intermedios principales. El primero en importancia se denomina Comité Ejecutivo y está formado por 7 consejeros relacionados dentro de los cuales se encuentra el Presidente del Consejo de Administración. Este Comité Ejecutivo es el encargado de revisar mensualmente todos los temas de relevancia de la sociedad y sus operaciones, así como de definir las estrategias operativas de negocio y verificar su implantación en las subsidiarias que conforman Corporación Geo, S.A. de C.V.

La Compañía cuenta con una serie de políticas y procedimientos de control interno que le otorgan la seguridad razonable de que las transacciones se efectúan y registran de conformidad con lo establecido por la administración, así como con los lineamientos generales, criterios y principios de contabilidad

aplicables. De conformidad con lo establecido en el Código de Mejores Prácticas Corporativas, se han establecido los siguientes Comités, los cuales, entre otras funciones, se encargan de vigilar el estricto cumplimiento de dichas políticas y procedimientos:

FUNCIÓN DE AUDITORÍA.- Dentro de los órganos intermedios que apoyan al Consejo de Administración a cumplir con sus funciones de auditoría y seguimiento, la Compañía cuenta con el órgano llamado Comité de Auditoria integrado por el C.P. Alfredo Abdeljalek Carrasco como Presidente, mismo que es consejero independiente, por el Lic. José Carral Escalante, consejero independiente y el C.P. Emilio Cuenca Friederichsen, consejero relacionado, estos últimos como vocales; además cuenta con el apoyo del área de Auditoría Interna de la empresa.

Este Comité de Auditoría y el área de auditoría interna es el encargado de recomendar de forma anual al Consejo de Administración la designación del despacho de auditoría externa, así como los candidatos y perfiles profesionales de las personas asignadas a la auditoría de la empresa. Del mismo modo, se apoya directamente al Consejo de Administración en sus funciones de evaluación y seguimiento de los objetivos de auditoría, así como asegurar la independencia de los auditores externos. Este organismo apoya también al Consejo en la validación de la información financiera con la cual se dirige la sociedad y la cual se hace pública a los mercados financieros.

Finalmente, se encarga también del estudio y definición de las principales políticas contables de la empresa, así como del análisis, implantación y evaluación de efectos de cualquier nueva política contable a aplicar, así como del aseguramiento del cumplimiento de todos los ordenamientos financieros, fiscales, legales y contables a los cuales la empresa se debe atener.

FUNCIÓN DE EVALUACIÓN Y COMPENSACIÓN.- Dentro de los órganos intermedios que apoyan al Consejo de Administración a cumplir con sus funciones de Evaluación y Compensación, la Compañía cuenta con el órgano llamado Comité de Valuación y Compensación Integrado por el Dr. David Casares como Presidente mismo que es consejero independiente y el Arq. Luis Orvañanos Lascurain y el Arq. Francisco Arellano como vocales que son consejeros relacionados.

Este Comité de Valuación y Compensación es el encargado de revisar semestralmente los temas relacionados con el nombramiento, contratación y promoción de funcionarios de alto nivel, las estructuras generales de compensación, tanto de los funcionarios de alto nivel como de la base de empleados de la Sociedad. Con el apoyo del área de Recursos Humanos de la empresa, se encarga de forma anual de definir las estrategias operativas de recursos humanos y de verificar su implantación en las subsidiarias que conforman Corporación Geo, S.A. de C.V.

FUNCIÓN DE FINANZAS.- Dentro de los órganos intermedios que apoyan al Consejo de Administración a cumplir con sus funciones de Evaluación y Compensación, la Compañía cuenta con el órgano llamado Comité de Finanzas y Planeación presidido por el Arq. José Manuel Agudo como Presidente, consejero independiente, el Ing. Miguel Gómez Mont, consejero relacionado, el Arq. Carlos García-Vélez y Cortázar, consejero relacionado y el C.P. Víctor Segura Gómez, consejero relacionado, estos últimos fungen como vocales del Comité. El Comité de Finanzas y Planeación es apoyado por el área de Finanzas y Administración de la empresa.

Este Comité de Finanzas y Planeación, apoyado por el área de Finanzas es el encargado de definir las estrategias financieras de largo y corto plazo de la empresa, de manera anual y con revisiones trimestrales de avances y/o adecuaciones. Así mismo, es el órgano encargado de la definición y validación de los presupuestos anuales de las empresas y de las políticas y estrategias de inversión y financiamiento del negocio. Es función de este organismo, en combinación con los comités A y B, el seguimiento mensual de los renglones financieros, presupuestales y de planeación estratégica de cada una de las subsidiarias.

Finalmente, se encarga también del establecimiento de las estrategias de diversificación de instrumentos financieros, las relaciones de negocio con las instituciones financieras nacionales e internacionales, así

como de la definición de la comunicación con los inversionistas de la empresa y el mercado financiero en general.

También se cuenta con dos órganos intermedios denominados Comité A y Comité B. Cada uno de estos comités es liderado por un consejero relacionado y por un grupo de cinco a seis directivos de la alta administración de la empresa y especialistas en su ramo de actividad. La finalidad de estos organismos es la de supervisar y controlar de manera mensual, las operaciones de las subsidiarias y la efectividad en la implantación de las políticas y estrategias dictadas por el Consejo de Administración y por el Comité Ejecutivo, bajo una estructura de división y agrupación geográfica.

Compromisos de Hipotecas (Backlog). El *backlog* representa el número de créditos hipotecarios que han sido confirmados por parte del Infonavit, Fovissste o SHF (antes Fovi) para los desarrollos de viviendas por parte de la Compañía mediante cartas compromiso, y que serán asignadas a los compradores que logren la calificación necesaria para obtener un financiamiento a largo plazo para la compra de una vivienda. El *backlog* incrementa su número en la medida que se aseguran los créditos hipotecarios ante los organismos referidos, y se disminuye en el momento de realizar la venta de las viviendas (ver Capítulo III., inciso b)*"Información Financiera - Información Financiera por Línea de Negocio, Zona Geográfica y Ventas de Exportacion"*).

El desarrollo y construcción de un conjunto habitacional comienza con la autorización federal, estatal o municipal del plan de las subsidiarias para dicha unidad. Los proyectos se presentan a las instituciones de financiamiento hipotecario públicos y/o privados o a las instituciones de crédito o Sofoles para su aprobación en etapas. En general, una vez que se han obtenido compromisos de financiamiento hipotecario para las viviendas de un conjunto habitacional, o de una etapa específica, Las subsidiarias comienzan la construcción de la infraestructura para el desarrollo (p. ej., instalación de drenaje, electricidad, agua, estacionamiento, construcción de caminos, etc.) e inicia la comercialización de proyecto.

Conforme se van recibiendo los compromisos de los proveedores de créditos hipotecarios de proporcionar financiamiento a compradores aprobados en el conjunto habitacional, éstos se suman al *backlog*. El compromiso de un crédito hipotecario permanece clasificado como parte del *backlog* durante el período de construcción y comercialización y mientras el posible comprador está tramitando la solicitud del crédito hipotecario. Cuando a un comprador potencial se le aprueba su financiamiento hipotecario y suscribe un contrato de compraventa con la Compañía, esta vivienda es removida del *backlog*.

Los compromisos de crédito hipotecario están sujetos a ciertas restricciones geográficas, salariales y de tiempo. El Infonavit, Fovissste y la SHF (antes Fovi) dan un compromiso de crédito hipotecario para una vivienda en un conjunto habitacional de interés social en particular, aunque tanto Infonavit como Fovissste y el SHF (antes Fovi) considerarán una solicitud por parte del desarrollador para transferir tal compromiso a un conjunto habitacional diferente. Tal solicitud puede ser aprobada si la vivienda en el segundo conjunto habitacional tiene un precio para el comprador de la misma categoría salarial para la que se hizo el compromiso de crédito hipotecario original. Los compromisos de SHF (antes Fovi) expiran si no se utilizan en el término de un año, aunque son renovables hasta por 12 meses más y los compromisos de Infonavit tienen un vencimiento de 24 meses.

Al 31 de diciembre de 2002, la Compañía tenía compromisos de créditos hipotecarios por 41,254 unidades.

e) Estimaciones Contables Críticas

La Compañía no realiza estimaciones contables críticas, entendiéndose como estimación contable crítica a toda aproximación hecha por la administración de un elemento, rubro o cuenta de los Estados Financieros, que requiere que la Compañía establezca supuestos sobre aspectos altamente inciertos.

Las políticas contables que sigue la Compañía están de acuerdo con los principios de contabilidad generalmente aceptados en México, lo que requiere que la Administración efectúe ciertas estimaciones y utilice ciertos supuestos, para determinar la valuación de algunas de las partidas individuales de los estados financieros. Sin embargo, dichas estimaciones y utilización de supuestos conciernen a rubros que forman parte del curso normal del negocio de Geo y no conciernen a aspectos altamente inciertos.

IV. ADMINISTRACION

a) Auditores Externos

Los Estados Financieros dictaminados al 31 de diciembre de 2002 y 2001 incluidos en este Reporte han sido auditados por Deloitte & Touche, auditores independientes, según se establece en su informe anexo al presente Reporte.

Dentro de los órganos intermedios de la Compañía que apoyan al Consejo de Administración a cumplir con sus funciones de auditoría y seguimiento, la empresa cuenta con el órgano llamado Comité de Auditoria integrado por el C.P. Alfredo Abdeljalek Carrasco como Presidente, mismo que es consejero independiente, por el Lic. José Carral Escalante, consejero independiente y el C.P. Emilio Cuenca Friederichsen, consejero relacionado, estos últimos como vocales; además cuenta con el apoyo del área de Auditoría Interna de la empresa.

Este Comité de Auditoría y el área de auditoría interna es el encargado de recomendar de forma anual al Consejo de Administración la designación del despacho de auditoría externa, así como los candidatos y perfiles profesionales de las personas asignadas a la auditoría de la empresa. Del mismo modo, se apoya directamente al Consejo de Administración en sus funciones de evaluación y seguimiento de los objetivos de auditoría, así como asegurar la independencia de los auditores externos. Este organismo apoya también al Consejo en la validación de la información financiera con la cual se dirige la sociedad y la cual se hace pública a los mercados financieros. Este Comité también tiene como norma interna el rotar al Socio a cargo de la Auditoría Externa cada 5 años, habiendo realizado el último en el 2001.

Galaz, Yamazaki, Ruíz Urquiza, S.C., representante de Deloitte & *Touche, han sido auditores de Corporación Geo en los últimos 11 años, durante los cuales no han emitido ningún dictamen con salvedad, opinión negativa o abstención sobre los estados financieros. Cabe mencionar que durante el ejercicio 2002 la Compañía no solicitó a dicho despacho ningún servicio por conceptos diferentes a los de la auditoría de dicho ejercicio.*

b) Operaciones con Personas Relacionadas y Conflictos de Interés

A la fecha de este Reporte, no existen ni han existido operaciones que se hayan llevado a cabo que involucren bienes, servicios o activos tangibles o intangibles en las que el emisor haya participado con personas relacionadas y conlleven conflictos de interés

c) Administradores y Accionistas

Consejo de Administración. El Consejo de Administración de Geo está integrado por 17 consejeros propietarios, los cuales se eligen anualmente en la Asamblea General Ordinaria de Accionistas y son responsables de la administración de los negocios de la Compañía. Los estatutos de Geo establecen que el Consejo de Administración debe consistir de por lo menos 5 miembros. Los miembros del Consejo de Administración no requieren ser accionistas. Durarán en su cargo un año y podrán ser reelectos. De conformidad con las leyes mexicanas, Geo debe tener por lo menos un comisario propietario y uno suplente, quienes son elegidos por los accionistas en la Asamblea General Anual Ordinaria de Accionistas. La función principal del comisario es informar a los accionistas de Geo en la Asamblea General Anual Ordinaria de Accionistas la precisión de los estados financieros presentados por el Consejo de

Administración. De conformidad con las leyes mexicanas, el comisario también está facultado para: (i) convocar a Asambleas Ordinarias o Extraordinarias de Accionistas; (ii) hacer que se inserten en el orden del día de las Asambleas de Accionistas o en las sesiones del Consejo de Administración los puntos que considere pertinentes; (iii) asistir a las Asambleas de Accionistas o a las sesiones del Consejo de Administración con voz pero sin voto, a las cuales deberán ser citados; y (iv) en general, vigilar ilimitadamente y en cualquier tiempo las operaciones de la Compañía. El comisario también puede solicitar informes mensuales al Consejo de Administración en relación con aspectos importantes relativos a los asuntos de la Compañía, incluida la situación financiera.

De acuerdo a lo establecido en la Ley del Mercado de Valores, y cumpliendo con estándares internacionales el Consejo de Administración de Corporación GEO está conformado actualmente por seis Consejeros Independientes y once Consejeros Relacionados

Facultades del Consejo de Administración. De acuerdo a los Estatutos vigentes de la Compañía, el Consejo de Administración cuenta con las más amplias facultades reconocidas por la Ley a un mandatario general para celebrar todo tipo de contratos y para realizar toda clase de actos y operaciones que por ley o por disposición de estos estatutos no estén reservados a la Asamblea de Accionistas, así como para administrar y dirigir los negocios de la Sociedad para realizar todos y cada uno de los objetos sociales de la misma y para representar a la Sociedad ante toda clase de personas y de autoridades, sean éstas judiciales, laborales o administrativas, federales, estatales o municipales.

El Consejo de Administración tendrá poder general para pleitos y cobranzas, actos de administración y dominio, en los términos de los tres primeros párrafos del artículo dos mil quinientos cincuenta y cuatro del Código Civil Federal y de los correlativos de los Códigos Civiles de las Entidades Federativas de la República Mexicana , gozando aún de aquellas facultades que requieran cláusula especial conforme a la Ley, sin limitación alguna a las cuales se refieren los artículos dos mil quinientos setenta y cuatro, dos mil quinientos ochenta y dos, dos mil quinientos ochenta y siete y dos mil quinientos noventa y tres del Código Civil Federal y sus artículos correlativos de los Códigos Civiles para las Entidades Federativas de la República Mexicana . De manera expresa se conceden al Consejo de Administración las siguientes facultades que se enumeran de manera enunciativa pero no limitativa:

1. Articular y absolver posiciones, recusar, comprometer en árbitros o arbitradores, transigir y celebrar convenios judiciales, desistirse aún del juicio de amparo, subastar y aceptar adjudicaciones de bienes, consentir resoluciones judiciales, presentar y ratificar denuncias, querellas y acusaciones de carácter de penal y coadyuvar con el Ministerio Público.

2. Poder general para administrar bienes, con toda clase de facultades administrativas.

3. Poder general para ejercer actos de dominio respecto de todos los bienes muebles e inmuebles y derechos de la Sociedad, sin limitación alguna.

4. Poder para otorgar y suscribir títulos de crédito en los términos de los artículos noveno y décimo de la Ley General de Títulos y Operaciones de Crédito.

5. Poder para otorgar y revocar poderes generales o especiales para pleitos y cobranzas, actos de administración, actos de dominio, títulos de crédito, con todas o algunas de las facultades mencionadas en esta cláusula. Asimismo se faculta al Consejo de Administración para sustituir la facultad para otorgar poderes generales y especiales dentro del límite de sus facultades.

6. Facultades para:

a) Establecer sucursales, oficinas o agencias en cualquier lugar de la República Mexicana y del Extranjero y suprimirlas.

b) Abrir y cancelar cuentas bancarias o con cualquier otro intermediario financiero, así como para hacer depósitos y girar contra ellas.

c) Nombrar y remover libremente a un Presidente Ejecutivo de la Compañía, uno o más Vicepresidentes Ejecutivos, al Director o Gerente General, a otros Directores o Gerentes de la Sociedad y fijarles sus poderes, obligaciones, garantías, atribuciones y emolumentos, y ejercitar estas mismas facultades respecto de los demás funcionarios y apoderados de la Sociedad.

d) Sin perjuicio de las facultades de la Asamblea, nombrar y remover al o a los Auditores Externos de la Sociedad y convenir los honorarios correspondientes.

e) Convocar a las Asambleas Generales de Accionistas proponiendo los asuntos que deban incluirse en el Orden del Día.

f) Delegar las facultades que estime convenientes en cualquier persona, sea o no miembro del Consejo de Administración, o en comités formados por dos o más personas, sean o no miembros de dicho Consejo, y revocar tales delegaciones y determinar, en su caso, los emolumentos correspondientes.

Será facultad indelegable del Consejo de Administración aprobar: (i) las operaciones que se aparten del giro ordinario de negocios y que pretendan celebrarse entre la sociedad y sus socios, con personas que formen parte de la administración de la sociedad o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario; (ii) la compra o venta del diez por ciento o más del activo; (iii) el otorgamiento de garantías por un monto superior al treinta por ciento de los activos, así como (iv) operaciones distintas de las anteriores que representen más del uno por ciento del activo de la sociedad. Los miembros del Consejo de Administración serán responsables de las resoluciones a que lleguen con motivo de los asuntos a que se refiere el párrafo anterior, salvo en el caso establecido por el artículo 159 de la Ley General de Sociedades Mercantiles.

Asimismo, deberán someterse a la opinión del Comité de Auditoría y a la aprobación del Consejo de Administración de la sociedad las operaciones que sus subsidiarias pretendan celebrar con personas relacionadas o que impliquen comprometer su patrimonio en los términos del artículo 14 Bis 3 Fracción IV, inciso d) de la Ley del Mercado de Valores.

g) Aprobar o autorizar la adquisición, enajenación o el ejercicio de retiro, de las acciones de las empresas en las que participe mayoritariamente la Sociedad.

h) Determinar el sentido en que deben ser emitidos los votos, en las Asambleas Generales Ordinarias y Extraordinarias de las empresas en las que la Sociedad detente la mayoría de las acciones.

i) En su caso, aprobar la adquisición de acciones de la Sociedad, así como su posterior colocación entre el público inversionista. Esta facultad no podrá delegarla el Consejo de Administración a ningún comité, persona o funcionario de la Sociedad.

La tabla siguiente muestra la relación de los actuales consejeros de Corporación Geo, quienes fueron electos en la Asamblea General Ordinaria de Accionistas del 25 de abril de 2003:

Nombre	Cargo	Fecha de inicio de funciones
Luis Orvañanos Lascurain	Presidente	14/11/1986
Carlos García Vélez y Cortázar	Consejero	14/11/1986
Roberto Cruz y Serrano	Consejero	14/11/1986
Miguel Angel Gómez Mont Urueta	Consejero	10/08/1988
Alfredo Abdeljalek Carrasco	Consejero	14/11/1986
Emilio Cuenca Friederichsen	Consejero	14/11/1986

José Manuel Agudo Roldán	Consejero	10/08/1988
José Carral Escalante	Consejero	04/05/1994
Gastón Vives Sarmiento	Consejero	25/04/2003
Francisco Arellano Benítez	Consejero	27/04/1995
David Casares Arrangoiz	Consejero	28/04/2001
Víctor Segura Gómez	Consejero	26/04/2002
Ricardo Morales Tardos	Consejero	30/04/1998
Julio Alfonso Millán Bojalil	Consejero	25/04/2003
Emilio Cuenca Carrara	Consejero	26/04/2002
Gilberto Pérez Alonso Cifuentes	Consejero	25/04/2003
Roberto Orvañanos Conde	Consejero	26/04/2002
Tomás Lozano Molina	Secretario	27/04/1995
María Eugenia Fernández Bustelo Ríos	Prosecretario	30/04/1998
Joaquín Gómez Alvarez	Comisario	28/04/1986
Ramón Arturo García Chávez	Comisario Suplente	14/11/1986

Los siguientes miembros del Consejo de Administración son funcionarios de Corporación Geo, S.A. de C.V.:

Arq. Luis Orvañanos Lascurain	Presidente
Arq. Carlos García Vélez y C.	Vicepresidente de Diseño
Arq. Roberto Cruz y Serrano	Vicepresidente de Tecnología
Ing. Miguel A. Gómez Mont Urueta	Vicepresidente Ejecutivo
C.P. Emilio Cuenca Friederichsen	Vicepresidente Legal
Arq. Francisco Arellano Benítez	Vicepresidente de Operaciones
C.P. Víctor Segura Gómez	Vicepresidente de Administración y Finanzas
Ing. Ricardo Morales Tardos	Director Corporativo de Administración de Proyectos

Los siguientes miembros del Consejo de Administración son funcionarios de empresas subsidiarias de Corporación Geo, S.A. de C.V.:

Lic. Gastón Vives Sarmiento	Director General de Geo Jalisco, S.A. de C.V.
Lic. Emilio Cuenca Carrara	Director General de Geo Baja California, S.A. de C.V.
Arq. Roberto Orvañanos Conde	Director General de Geo Edificaciones, S.A. de C.V.

Adicionalmente, las siguientes personas forman parte también del Consejo de Administración de: Geo Edificaciones, S.A. de C.V., Geo Hogares Ideales, S.A. de C.V., Diseño y Proyección de Vivienda S.A. de C.V., Geo Baja California, S.A. de C.V., Geo Morelos, S.A. de C.V. Geo Puebla, S.A. de C.V., Geo Tampico, S.A. de C.V., Geo Reynosa, S.A. de C.V. (excepto el C.P. Alfredo Abdeljalek Carrasco), Geo Monterrey, S.A. de C.V., Geo Guanajuato, S.A. de C.V., Geo Guerrero, S.A. de C.V., Geo Veracruz, S.A. de C.V., Geo Hidalgo, S.A. de C.V. (exepto el Arq. Francisco Arellano Benítez), Geo D.F., S.A. de C.V., y Geo Laguna, S.A. de C.V., todas ellas empresas subsidiarias de Corporación Geo, S.A. de C.V.:

Arq. Luis Orvañanos Lascurain	Presidente
C.P. Emilio Cuenca Friederichsen	Secretario
Ing. Miguel Gómez Mont Urueta	Vocal
Arq. Roberto Cruz y Serrano	Vocal
Arq. Carlos García Vélez y Cortázar	Vocal
Arq. Francisco Arellano Benítez	Vocal
C.P. Alfredo Abdeljalek Carrasco	Vocal
C.P. Joaquín Gómez Alvarez	Comisario

Composición del Consejo de Administración



Consejeros
Relacionados
65%
Consejeros
Independientes
35%

A continuación se presenta una breve descripción de la trayectoria profesional de los principales miembros del Consejo de Administración de Corporación Geo, S.A. de C.V.:

Luis Orvañanos Lascurain, Director General y Presidente, (58)
El Arq. Orvañanos fundó Geo en 1973. La experiencia del Arq. Orvañanos incluye la fundación de más de 31 compañías de construcción y promoción de vivienda, habiendo vendido más de 185,000 casas en total. El Arq. Orvañanos es actualmente miembro del Consejo de Administración de Afore Santander Mexicano y de Hipotecaria Su Casita. El Arq. Orvañanos es egresado de la Universidad Iberoamericana de la carrera de Arquitectura.

Miguel Gómez-Mont Urueta, Vicepresidente Ejecutivo, (50)
El Ing. Miguel Gómez Mont ha sido empleado de Geo por 14 años y tiene 11 años de experiencia adicional en la Industria de la Vivienda. Miguel Gómez-Mont es Presidente Fundador de la Cámara Nacional de Desarrolladores Industriales de Vivienda (CANADEVI), miembro del Consejo Nacional de Fomento a la Vivienda (CONAFOVI) y ha sido miembro de varias instituciones como CANACO, CNIC y COPARMEX. El Ing. Gómez-Mont es egresado de la carrera de Ingeniería Industrial de la Universidad Iberoamericana y tiene una maestría en Administración de Empresas del Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM). Actualmente, es miembro del Consejo de Administración de BBVA-Bancomer.

Roberto Cruz y Serrano, Vicepresidente de Tecnología y Construcción, (58)
El Arq.-Roberto Cruz ha sido empleado de Geo desde su fundación y ha detentado varios puestos dentro de la Compañía, incluyendo la de Director de Arquitectura y Construcción, Director del Departamento de Diseño, Director del Departamento de Presupuestos, Director de Planeación Técnica, Director de Construcción y Director General Corporativo. El Arq. Roberto Cruz es egresado de la Universidad Iberoamericana, de la carrera de Arquitectura y tiene una maestría en Arquitectura y Tecnología de la Universidad Nacional Autónoma de México (UNAM). Asimismo, ha participado en varios cursos de post-grado en la Universidad de Madrid y en la "Agence pour la Coopération Technique Industrielle et Economique in France".

Emilio Cuenca Friederichsen, Vicepresidente Legal, (71)
El C.P. Emilio Cuenca ha sido empleado de Geo desde hace 17 años. Ha sido auditor y banquero por más de 30 años. El C.P. Cuenca fue miembro del Consejo de Administración y Director de Crédito Hipotecario del Sur para Banca Cremi, y ha sido consejero de Crédito Hipotecario del Sur, Banca Cremi, Crédito

Afianzador, Casa de Bolsa Cremi, Arrendadora Cremi, Cremicor, Inmobiliaria Habitat, Inmobiliaria Las Fuentes y FOVI, entre otras. El contador Cuenca es egresado de la UNAM de la carrera de Contaduría Pública.

Carlos García-Vélez y Cortázar, Vicepresidente de Arquitectura y Diseño, (53)
El Arq. Carlos García-Vélez ha sido empleado de Geo desde hace 28 años. Como principal diseñador y arquitecto de la Compañía, ha sido responsable de la creación de los sistemas "La Morada" y "Geomorada". El Arq. Carlos García Vélez es el Director del Consejo Internacional de Arquitectos de la Américas, ha escrito 45 publicaciones a nivel nacional e internacional y ha recibido más de 14 premios en México y en el extranjero. Carlos García Vélez, es egresado de la Universidad Anáhuac y tiene una maestría en Diseño de la Universidad de Harvard.

Francisco Arellano Benítez, Vicepresidente de Operaciones, (48)
El Arq. Francisco Arellano ha sido empleado de Geo desde hace 28 años. Ha detentado varios puestos en la Compañía durante los últimos 14 años, es responsable de la planeación, ejecución y control de las operaciones físicas de Geo. Francisco Arellano, es egresado de la UNAM de la carrera de Arquitectura.

Víctor Segura Gómez, Vicepresidente de Administración y Finanzas, (49)
El C.P. Víctor Segura ha sido empleado de Geo desde hace 14 años. Ha ocupado varios puestos, tales como Sub-Director de administración y finanzas, Director de varias subsidiarias y Director de Finanzas. El C.P. Víctor Segura ha sido el diseñador de programas estratégicos corporativos como la "Fábrica de Casas", "Fábrica de Clientes" así como de los "Programas de Bursatilización". Tiene amplia experiencia en Finanzas Corporativas adquirida a lo largo de su trabajo por diferentes instituciones. Víctor Segura es egresado de la ESCA, del Instituto Politécnico Nacional, de la carrera de Contaduría Pública.

Alfredo Abdeljalek Carrasco, Director Externo, (56)
El C.P. Abdeljalek fue empleado de Geo por 18 años. Antes de su retiro, el C.P. Abdeljalek trabajó como Vicepresidente de Finanzas y Administración y detenta el título de Contador Público del Instituto Tecnológico Autónomo de México (ITAM).

José Carral Escalante, Director Externo, (80)
El Lic. Carral ha sido miembro del Consejo de Administración desde 1994 y es miembro de la firma Carral Rubio del Cueto, S. C. El Lic. Carral cuenta con 38 años de experiencia internacional en la banca y ha formado parte de más de 35 Consejos de Administración. El Sr. Carral detenta el título de Licenciado en Derecho y varios diplomas de las universidades Berkeley, en California y La universidad de Nueva York.

José Manuel Agudo Roldán, Director Externo, (57)
El Arq. Agudo ha sido miembro del consejo de Administración desde 1995 y es el Presidente de Hipotecaria Su Casita, miembro del Consejo Nacional de Fomento a la Vivienda (CONAFOVI) y miembro *directivo de Softec, empresa dedicada a la investigación de mercado. Ha sido Presidente de la Unión* Interamericana para la Vivienda y de PROVIVAC. El Arq. Agudo detenta el título de Arquitecto de la Universidad Nacional Autónoma de México (UNAM) y una maestría en finanzas del IBAFIN.

Gastón Vives Sarmiento, Director General, (39)
El Arq. Vives tiene 14 años de pertenecer a Geo, comenzó desempeñando trabajos en distintas áreas del Grupo hasta llegar a Director General de Geo Hogares Ideales, Geo Edificaciones, Geo Mexicali, Geo Guerrero, y actualmente Geo Jalisco, es egresado de la Universidad Nacional Autónoma de México de la carrera de Arquitectura.

David Casares Arrangoiz, Consejero Externo (59)
El Dr. Casares, es miembro del Consejo de Administración a partir de 2001, y es socio fundador del despacho Praxis Asesores Corporativos, S. C.. Con 30 años de experiencia ha sido asesor de Apasco, 3m de México, Bital, Casa de Bolsa Inverlat, Alsthom, Kimberly Clark de México, Nafinsa, Seguros Monterrey, Siemens de México y Suburbia entre otras. El Dr. Casares es doctor en psicología por la Universidad

Iberoamericana y ha realizado estudios de postgrado en la Universidad de Texas, "University Associates" de San Diego y la Universidad Latino Americana.

Joaquín Gómez Álvarez, Comisario, (60)
El C.P. Gómez Álvarez es Socio y miembro del Consejo de Administración de Deloitte & Touche, Tohmatsu, México. Cuenta con 35 años de experiencia en el negocio de la contabilidad, habiendo presidido el Colegio de Contadores Públicos de México A.C. El C.P. Gómez Álvarez detenta el título de Contador público del Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM).

Ricardo Morales Tardós, Director General, (47)
El Ing. Ricardo Morales ha sido empleado de Geo por 13 años y ha sido director de seis subsidiarias. El Ing. Morales se tituló como Ingeniero de la Universidad Ibero Americana (UIA) y detenta un diploma de Administración de Empresas del Instituto Panamericano de Alta Dirección de Empresas (IPADE).

Emilio Cuenca Carrara, Director General, (44)
El Lic. Emilio Cuenca ha trabajado para Geo desde hace 7 años, dirigiendo la plaza de Geo Tijuana. El es Licenciado en Administración de Empresas egresado del Instituto Tecnológico Autónomo de México.

Roberto Orvañanos Conde, Director General, (43)
El Arq. Roberto Orvañanos, cuenta con amplia experiencia en el sector vivienda. Roberto ha colaborado en diferentes proyectos. Su trayectoria lo ha llevado a ser Director General de Geo Edificaciones. Es egresado de la Universidad Nacional Autónoma de México de la facultad de Arquitectura y tiene 7 años trabajando para Geo.

Julio A. Millán Bojalil, Consejero Externo, (67)
El Lic. Millán estudió economía y diplomacia en la Universidad Nacional Autónoma de México, en 1969 fundó una consultoría económica integral llamada Consultores Internacionales, SC., fue el creador del "Premio Nacional Tlacaélel de Consultoría Económica". Ha sido miembro del Consejo Directivo del Instituto Mexicano de Comercio Extrerior; Director Sectorial Empresarial del Infonavit, asesor económico del a Cámara Nacional de Comercio de la Ciudad de México, entre otros. Fue merecedor de varios reconocimientos internacionales y nacionales tales como "Premio Yacatecuhtli", "Orden al Mérito de la República Italiana en grado de Comendador" y "Orden Imperial del Sol Naciente en el grado de Rayos de Oro". Actualmente es escritor y catedrático en varias Universidades del país.

Gilberto Pérez Alonso Cifuentes, Consejero Externo
El Lic. Pérez Alonso ostenta los grados de Lic. En Leyes y Maestro en Administración de Empresas. Cursó el programa de Finanzas Corporativas en la Universidad de Harvard. Formó parte del Grupo Cifra en diversos cargos, también fue Vicepresidente Ejecutivo de Administración y Fananzas de Grupo Televisa. Actualmente es Tesorero de la Fundación Vamos México, Asesor de la Presidencia de Grupo Televisa, miembro del Comité de Inversiones de IBM de México y consejero de las siguientes empresas: Consejo Consultivo del Banco Nacional de México, Afore y Siefore Banamex Citigroup, Grupo Gigante, Southem Peru Copper Corporation, Masnegocio.Com, Compartamos Oportunidades Financieras.

Los consejeros durarán en su cargo por el término que determine la Asamblea General Ordinaria de Accionistas que los elija, y continuarán en sus funciones mientras no tomen posesión de su cargos las personas designadas para sustituirlos y podrán ser reelectos.

No se requerirá ser accionista para poder ser designado Consejero propietario o suplentes. La misma asamblea decidirá si se nombran Consejeros suplentes y el régimen de suplencia.

Asimismo, no existen cláusulas estatutarias o acuerdos entre accionistas que limiten o restrinjan a la Administración de la compañía o a sus accionistas.

Accionistas Principales. Al 31 de diciembre de 2002, el capital social de la Compañía se componía de 103,426,813 acciones serie "B", ordinarias, sin expresión de valor nominal.

Las acciones que integran el capital al 31 de diciembre de 2002 están integradas como sigue:

	No. de acciones	**% del total**
Miembros del Consejo de Administración	32'140,357	31.1%
Fideicomisos de empleados	2'232,199	2.2%
Total Grupo de Control	**35'372,556**	**33.3%**
Público Inversionista (*)	68'019'757	65.7%
Acciones en Tesorería (Fondo recompra)	1'034,500	1.0%
Total Acciones en circulación	**103'426,813**	**100.0%**

(*) Ver "Información General-Otros Valores Inscritos en el RNV"

Del total de los miembros del Consejo de Administración, 5 de ellos poseen más del 1% del total de acciones en circulación.

Ningún funcionario de la Compañía ó sus subsidiarias, diferentes a los miembros del Consejo de Administración, poseen más del 1% del total de acciones en circulación

Del total de 17 Consejeros, 8 de ellos son accionistas de La Compañía. A la fecha de éste Reporte, no existen familiares de Consejeros que sean accionistas beneficiarios del 5% o más del total de acciones en circulación con derecho a voto de la emisora, ni personas morales accionistas beneficiarias en dichos términos.

Asimismo, no se han presentado cambios significativos en el porcentaje de tenencia mantenido por el Grupo de Control de la Compañía durante los tres últimos ejercicios.

Principales Funcionarios. La tabla siguiente muestra a los principales funcionarios de la Compañía al 31 de diciembre de 2002 e indica su cargo y la antigüedad de los mismos en ella:

Nombre y Edad	**Cargo**	**Años en la Compañía**	**Años en la Rama**
Luis Orvañanos Lascurain (58)	Presidente y Director General	29	40
Víctor Segura Gómez (49)	Vicepresidente de Administración y Finanzas	15	15
Miguel Angel Gómez-Mont Urueta (50)	Vicepresidente Ejecutivo	16	25
Emilio Cuenca Friederichsen (71)	Vicepresidente Legal	17	17
Carlos García-Vélez y Cortázar (53)	Vicepresidente de Diseño	28	29
Roberto Cruz y Serrano (58)	Vicepresidente de Tecnología	29	30
Francisco Arellano Benítez (48)	Vicepresidente de Operaciones	28	28

Política de Dividendos. La política de la Emisora es la de reinvertir sus utilidades en el negocio por lo que no se distribuyen dividendos a inversionistas. Por otra parte, es política del grupo el adecuar anualmente el capital contable de las subsidiarias, ya sea incrementándolo o disminuyéndolo, a fin de que éstas cuenten con el capital necesario para el volumen de sus operaciones.

RESUMEN DE LAS MODIFICACIONES A LOS ESTATUTOS SOCIALES:

d) Estatutos Sociales y Otros Convenios

1).- Mediante escritura número cuarenta y dos mil doscientos noventa y nueve, de fecha trece de marzo de mil novecientos ochenta y uno, ante el Notario Número Sesenta del Distrito Federal, Licenciado don Francisco de P. Morales Díaz, inscrita en el Registro Público de Comercio del Distrito Federal, en el FOLIO MERCANTIL NUMERO CERO CERO CERO TREINTA Y CINCO MIL SETECIENTOS CUATRO, se constituyó ""GRUPO ARGOS"", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, con domicilio en México, Distrito Federal, duración de noventa y nueve años, con capital social mínimo
sin derecho a retiro de CINCUENTA MILLONES DE PESOS, MONEDA NACIONAL, (hoy CINCUENTA MIL NUEVOS PESOS, MONEDA NACIONAL), y un máximo ilimitado, y convenio de admisión de extranjeros.

2).- Escritura número doscientos veintisiete mil ochocientos catorce, de fecha once de marzo de mil novecientos ochenta y siete, ante el entonces Notario Número Ochenta y Siete del Distrito Federal, Licenciado don Tomás Lozano Molina, actuando como asociado y en el protocolo del Lic. Don Francisco Lozano Noriega, entonces notario 10 del Distrito Federal, inscrita en el Registro Público del Comercio del Distrito Federal, en el FOLIO MERCANTIL número TREINTA Y CINCO MIL SETECIENTOS CUATRO, "GRUPO ARGOS", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, cambió su denominación social por la de "CORPORACION ORVI", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, y reformó al efecto la cláusula Primera de sus estatutos sociales.

3).- Escritura número doscientos treinta y cinco mil ochocientos, de fecha veinticinco de noviembre de mil novecientos ochenta y ocho, ante el entonces Notario Número Ochenta y Siete del Distrito Federal, Licenciado don Tomás Lozano Molina, actuando como asociado y en el protocolo del Lic. Don Francisco Lozano Noriega, entonces notario 10 del Distrito Federal, inscrita en el Registro Público del Comercio del Distrito Federal, en el FOLIO MERCANTIL número TREINTA Y CINCO MIL SETECIENTOS CUATRO, "CORPORACION ORVI", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, aumentó su capital en la parte fija, en la cantidad de CINCUENTA Y TRES MILLONES CIENTO VEINTICINCO MIL PESOS, MONEDA NACIONAL, (hoy CINCUENTA Y TRES MIL CIENTO VEINTICINCO NUEVOS PESOS, MONEDA NACIONAL), para fijarlo en la suma de CIENTO TRES MILLONES CIENTO VEINTICINCO MIL PESOS, MONEDA NACIONAL, (hoy CIENTO TRES MIL CIENTO VEINTICINCO NUEVOS PESOS, MONEDA NACIONAL), y reformó al efecto la cláusula QUINTA, de sus estatutos sociales.

4).- Escritura número siete mil setecientos ochenta y tres, de fecha veintidós de junio de mil novecientos ochenta y nueve, ante el Notario Público número Ciento Tres del Distrito Federal, Licenciado don Armando Gálvez Pérez Aragón, inscrita en el Registro Público del Comercio del Distrito Federal, en el FOLIO MERCANTIL número TREINTA Y CINCO MIL SETECIENTOS CUATRO, "CORPORACION ORVI", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, reformó la cláusula QUINTA de sus estatutos sociales, relativa a los términos y procedimientos para llevar a cabo la reducción del capital social en la parte fija y parte variable.

5).- Escritura número ocho mil trescientos cincuenta y ocho, de fecha dieciocho de agosto de mil novecientos ochenta y nueve, ante el Notario Público número Ciento Tres del Distrito Federal, Licenciado don Armando Gálvez Pérez Aragón, inscrita en el Registro Público del Comercio del Distrito Federal, en el FOLIO MERCANTIL número TREINTA Y CINCO MIL SETECIENTOS CUATRO, "CORPORACION ORVI", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, disminuyó su capital social en la parte fija, para quedar en la suma de OCHENTA Y DOS MILLONES QUINIENTOS MIL PESOS, MONEDA NACIONAL, hoy OCHENTA Y DOS MIL QUINIENTOS NUEVOS PESOS, MONEDA NACIONAL, y reformado al efecto el primer párrafo de la cláusula QUINTA, de los estatutos sociales.

6).- Escritura número nueve mil setecientos sesenta y tres, de fecha nueve de enero de mil novecientos noventa, ante el Notario Público número Ciento Tres del Distrito Federal, Licenciado don Armando Gálvez Pérez Aragón, inscrita en el Registro Público del Comercio del Distrito Federal, en el FOLIO MERCANTIL número TREINTA Y CINCO MIL SETECIENTOS CUATRO, "CORPORACION ORVI", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, cambió su denominación social por la de "CORPORACION GEO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, y reformada al efecto la cláusula PRIMERA de los estatutos sociales.
7).- Escritura número nueve mil novecientos ocho, de fecha veinticuatro de enero de mil novecientos noventa, ante el Notario Público número Ciento Tres del Distrito Federal, Licenciado don Armando Gálvez Pérez Aragón, inscrita en el Registro Público del Comercio del Distrito Federal, en el FOLIO MERCANTIL número TREINTA Y CINCO MIL SETECIENTOS CUATRO, "CORPORACION GEO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, aumentó su capital en la parte fija, en la cantidad de TREINTA Y SIETE MILLONES QUINIENTOS MIL PESOS, MONEDA NACIONAL, (hoy TREINTA Y SIETE MIL QUINIENTOS NUEVOS PESOS, MONEDA NACIONAL), para fijarlo en la suma de CIENTO VEINTE MILLONES DE PESOS, MONEDA NACIONAL, (hoy CIENTO VEINTE MIL NUEVOS PESOS, MONEDA NACIONAL), y reformó al efecto la cláusula QUINTA de sus estatutos sociales.
8).- Escritura número treinta mil doscientos cinco, de fecha dieciséis de agosto de mil novecientos noventa y tres, ante el Notario Público número Ciento Tres del Distrito Federal, Licenciado don Armando Gálvez Pérez Aragón, inscrita en el Registro Público del Comercio del Distrito Federal, en el FOLIO MERCANTIL número TREINTA Y CINCO MIL SETECIENTOS CUATRO, "CORPORACION GEO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, aumentó su capital en la parte fija, en la cantidad de CATORCE MILLONES OCHOCIENTOS OCHENTA MIL NUEVOS PESOS, MONEDA NACIONAL, para quedar fijado en la suma de QUINCE MILLONES DE NUEVOS PESOS, MONEDA NACIONAL) y reformó al efecto la cláusula QUINTA de sus estatutos sociales.
9).- Escritura número treinta y cuatro mil quinientos once, de fecha veintitrés de mayo de mil novecientos noventa y cuatro, ante el Notario Público número Ciento Tres del Distrito Federal, Licenciado don Armando Gálvez Pérez Aragón, inscrita en el Registro Público del Comercio del Distrito Federal, en el FOLIO MERCANTIL número TREINTA Y CINCO MIL SETECIENTOS CUATRO, "CORPORACION GEO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, redujo su capital en la parte fija, en la cantidad de DOS MILLONES DOSCIENTOS CINCUENTA MIL NUEVOS PESOS, MONEDA NACIONAL, (hoy DOS MILLONES DOSCIENTOS CINCUENTA MIL PESOS, MONEDA NACIONAL), para quedar fijado en la suma de DOCE MILLONES SETECIENTOS CINCUENTA MIL NUEVOS PESOS, MONEDA NACIONAL, (hoy DOCE MILLONES SETECIENTOS CINCUENTA MIL PESOS, MONEDA NACIONAL), y reformó al efecto la CLAUSULA QUINTA de los estatutos sociales.
10).- Escritura número treinta y cuatro mil quinientos doce, de fecha veintitrés de mayo de mil novecientos noventa y cuatro, ante el mismo Notario que la anterior, inscrita en el Registro Público del Comercio del Distrito Federal, en el FOLIO MERCANTIL número TREINTA Y CINCO MIL SETECIENTOS CUATRO, "CORPORACION GEO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, aumentó su capital en la parte fija, a la cantidad de TRECE MILLONES TRESCIENTOS CUARENTA Y CINCO MIL DOSCIENTOS CINCUENTA NUEVOS PESOS, MONEDA NACIONAL, (hoy TRECE MILLONES TRESCIENTOS CUARENTA Y CINCO MIL DOSCIENTOS CINCUENTA PESOS, MONEDA NACIONAL), y reformó al efecto el primer párrafo de la CLAUSULA QUINTA de los estatutos sociales.
11).- Escritura número treinta y cuatro mil quinientos catorce, de fecha veintitrés de mayo de mil novecientos noventa y cuatro, ante el mismo Notario que la anterior, inscrita en el Registro Público del Comercio del Distrito Federal, en el FOLIO MERCANTIL número TREINTA Y CINCO MIL SETECIENTOS CUATRO, "CORPORACION GEO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, aumentó su capital en la parte fija, a la

cantidad de TREINTA Y DOS MILLONES DE NUEVOS PESOS, MONEDA NACIONAL, (hoy TREINTA Y DOS MILLONES DE PESOS, MONEDA NACIONAL); y reformó al efecto el primer párrafo de la CLAUSULA QUINTA de los estatutos sociales.

12).- Escritura número treinta y cuatro mil quinientos quince, de fecha veintitrés de mayo de mil novecientos noventa y cuatro, ante el mismo Notario que la anterior, inscrita en el Registro Público del Comercio del Distrito Federal, en el FOLIO MERCANTIL número TREINTA Y CINCO MIL SETECIENTOS CUATRO, "CORPORACION GEO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, aumentó su capital en la parte fija, a la suma de TREINTA Y OCHO MILLONES SEISCIENTOS MIL NUEVOS PESOS, MONEDA NACIONAL, (hoy TREINTA Y OCHO MILLONES SEISCIENTOS MIL PESOS, MONEDA NACIONAL), y reformó al efecto el primer párrafo de la CLAUSULA QUINTA de los estatutos sociales.

13).- Escritura número treinta y cuatro mil quinientos diecisiete, de fecha veintitrés de mayo de mil novecientos noventa y cuatro, ante el Notario Público número Ciento Tres del Distrito Federal, Licenciado don Armando Gálvez Pérez Aragón, inscrita en el Registro Público del Comercio del Distrito Federal, en el FOLIO MERCANTIL número TREINTA Y CINCO MIL SETECIENTOS CUATRO, "CORPORACION GEO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, aumentó su capital en la parte fija, en la cantidad de TRECE MILLONES DOSCIENTOS TREINTA MIL NUEVOS PESOS, MONEDA NACIONAL, (hoy TRECE MILLONES DOSCIENTOS TREINTA MIL PESOS, MONEDA NACIONAL), para quedar fijado en la suma de CINCUENTA Y UN MILLONES OCHOCIENTOS TREINTA MIL NUEVOS PESOS, MONEDA NACIONAL, hoy CINCUENTA Y UN MILLONES OCHOCIENTOS TREINTA MIL PESOS, MONEDA NACIONAL) y reformó al efecto la CLAUSULA QUINTA de los estatutos sociales.

14).- Escritura número treinta y cinco mil seiscientos ochenta y siete, de fecha veinticinco de julio de mil novecientos noventa y cuatro, ante el Notario Público número Ciento Tres del Distrito Federal, Licenciado don Armando Gálvez Pérez Aragón, inscrita en el Registro Público del Comercio del Distrito Federal, en el FOLIO MERCANTIL número TREINTA Y CINCO MIL SETECIENTOS CUATRO, en la que "CORPORACION GEO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE reformó totalmente sus estatutos sociales, quedando como su denominación social "CORPORACION GEO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, duración de noventa y nueve años, contados a partir del veintiséis de julio de mil novecientos noventa y cuatro, domicilio en México, Distrito Federal, capital social mínimo fijo de CINCUENTA Y UN MILLONES OCHOCIENTOS TREINTA MIL PESOS, MONEDA NACIONAL, y convenio de admisión de extranjeros.

15).- Escritura número doscientos sesenta y dos mil novecientos ocho, de fecha seis de junio de mil novecientos noventa y cinco, ante la Notario Doscientos Siete del Distrito Federal, Licenciada doña Georgina Schila Olivera González, actuando como asociada en el protocolo del Lic. Tomás Lozano Molina, Notario 10 del Distrito Federal, inscrita en el Registro Público de Comercio del Distrito Federal, en el FOLIO MERCANTIL TREINTA Y CINCO MIL SETECIENTOS CUATRO, en la que "CORPORACION GEO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, reformó el PUNTO CUATRO de la CLAUSULA SEGUNDA, relativa al objeto social, el PUNTO NUEVE de la CLAUSULA DECIMA TERCERA relativa a las asambleas, y el primer párrafo de la CLAUSULA DECIMA OCTAVA de los estatutos sociales.

16).- Escritura número doscientos sesenta y seis mil novecientos siete, de fecha dos de octubre de mil novecientos noventa y seis, ante el Notario número Diez del Distrito Federal, Licenciado don Tomás Lozano Molina, "CORPORACION GEO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, aumentó el capital social EN LA PARTE FIJA en la suma de CATORCE MILLONES CUATROCIENTOS CINCUENTA Y CINCO MIL QUINIENTOS DOS PESOS, MONEDA NACIONAL y VEINTITRES MILLONES QUINIENTOS VEINTISIETE MIL TRESCIENTOS DIECISIETE PESOS, MONEDA NACIONAL; o sea un total de TREINTA Y SIETE MILLONES NOVECIENTOS OCHENTA Y DOS MIL OCHOCIENTOS DIECINUEVE PESOS, MONEDA NACIONAL; para quedar fijado en la suma de OCHENTA Y NUEVE MILLONES OCHOCIENTOS DOCE MIL OCHOCIENTOS DIECINUEVE PESOS, MONEDA NACIONAL y reformó parte del artículo quinto de sus estatutos sociales.

17).- Escritura número doscientos sesenta y ocho mil cuatrocientos cincuenta y cuatro, de fecha dos de junio de mil novecientos noventa y siete, ante el Notario Número Diez del Distrito Federal, Licenciado don Tomás Lozano Molina, inscrita en el Registro Público de Comercio del Distrito Federal, en el FOLIO MERCANTIL TREINTA Y CINCO MIL SETECIENTOS CUATRO, ""CORPORACION GEO"", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, aumentó el capital social en la parte fija en la suma de DOS MILLONES CUATROCIENTOS TREINTA Y SIETE MIL SETECIENTOS PESOS, MONEDA NACIONAL para quedar fijado en la suma de NOVENTA Y DOS MILLONES DOSCIENTOS CINCUENTA MIL QUINIENTOS DIECINUEVE PESOS, MONEDA NACIONAL, representado por ochenta y dos millones setenta y nueve mil trescientas ocho acciones, y AUMENTO su capital social en la parte fija en dos partes, en la cantidad total de TREINTA Y DOS MILLONES CUATROCIENTOS OCHENTA MIL PESOS, MONEDA NACIONAL, siendo la primera por VEINTEISEIS MILLONES OCHOCIENTOS OCHENTA MIL PESOS, MONEDA NACIONAL, y la segunda por CINCO MILLONES SEISCIENTOS MIL PESOS, MONEDA NACIONAL, representado por ciento once millones setenta y nueve mil trescientas ocho acciones, en la misma se convino en que una vez que finalizara la colocación de las acciones, el Consejo de Administración determinaría el monto exacto del aumento y procedería a la reforma de la CLAUSULA QUINTA de sus Estatutos Sociales.
18).- En escritura número doscientos setenta y dos mil noventa y ocho, de fecha veintiséis de mayo de mil novecientos noventa y ocho, ante el Notario número Diez del Distrito Federal, Licenciado don Tomás Lozano Molina, inscrita en el Registro Público de Comercio del Distrito Federal, en el FOLIO MERCANTIL TREINTA Y CINCO MIL SETECIENTOS CUATRO, ""CORPORACION GEO"", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, reformó la CLAUSULA NOVENA de sus Estatutos Sociales.
19).- En escritura número doscientos setenta y dos mil ochocientos, de fecha veinticuatro de julio de mil novecientos noventa y ocho, ante el Notario número Diez del Distrito Federal, Licenciado don Tomás Lozano Molina, inscrita en el Registro Público de Comercio del Distrito Federal, en el FOLIO MERCANTIL TREINTA Y CINCO MIL SETECIENTOS CUATRO, ""CORPORACION GEO"", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, el Consejo de Administración en uso de las facultades conferidas en la escritura mencionada en el inciso diecisiete que antecede, señaló que el importe total del capital fijo sin derecho a retiro era la cantidad de CIENTO VEINTICUATRO MILLONES SETECIENTOS TREINTA MIL QUINIENTOS DIECINUEVE PESOS, MONEDA NACIONAL, representado por ciento once millones setenta y nueve mil trescientas ocho acciones comunes, nominativas sin expresión de valor nominal correspondiente a la Serie "B", por lo que procedió a la modificación de la CLAUSULA QUINTA de sus Estatutos Sociales.
20).- Escritura número doscientos ochenta mil ochocientos ochenta y seis, de fecha veintiocho de junio del dos mil uno, ante el Notario número Diez del Distrito Federal, Licenciado Tomás Lozano Molina, pendiente aún de ser inscrita en el Registro Público de Comercio del Distrito Federal, en la que "CORPORACION GEO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, aumento su capital social en la parte fija en la suma de SESENTA Y SIETE MILLONES OCHOCIENTOS SETENTA Y NUEVE MIL QUINIENTOS NOVENTA Y UN PESOS, MONEDA NACIONAL, por lo que el capital total de la sociedad quedó fijado en la suma de CIENTO OCHENTA MILLONES SETECIENTOS TREINTA MIL QUINIENTOS DIECINUEVE PESOS, MONEDA NACIONAL, reformando al efecto la cláusula quinta de sus estatutos sociales.
21).- Escritura número doscientos ochenta y un mil setecientos ochenta y ocho, de fecha doce de octubre del dos mil uno, ante el Notario número Diez del Distrito Federal, Licenciado Tomás Lozano Molina, pendiente aún de ser inscrita en el Registro Público de Comercio del Distrito Federal, en la que "CORPORACION GEO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, redujo su capital social en la parte fija en la cantidad de SESENTA Y SIETE MILLONES OCHOCIENTOS SETENTA Y NUEVE MIL QUINIENTOS NOVENTA Y UN PESOS, MONEDA NACIONAL, cancelando sesenta millones seiscientas seis mil setecientas setenta y ocho acciones ordinarias, sin expresión de valor nominal, de la Serie "B", representativas de la parte fija del capital social y aumentó su capital social en la parte fija

en la suma de SESENTA Y SIETE MILLONES OCHOCIENTOS SETENTA Y NUEVE MIL QUINIENTOS NOVENTA Y UN PESOS, MONEDA NACIONAL, mediante la emisión de sesenta millones seiscientas seis mil setecientas setenta y ocho nuevas acciones ordinarias, sin expresión de valor nominal, de la Serie "B", representativas de la parte fija del capital social (que se encuentran en la Tesorería de la sociedad), modificando al efecto el primer párrafo de la cláusula quinta y reformó adicionalmente las cláusulas octava; séptima; novena; décimo tercera en su inciso dos; décimo cuarta; décimo octava; vigésima inciso cinco y subinciso (f) del inciso seis; vigésima quinta en su primer párrafo y trigésima quinta de sus estatutos sociales.
22) Por acuerdo de la Asamblea General Extraordinaria de Accionistas del 25 de abril de 2003, en proceso de protocolización ante notario público, se acordó modificar íntegramente los estatutos de la sociedad para adecuarlos a las nuevas disposiciones de carácter general emitidas por la Comisión Nacional Bancaria y de Valores, así como a la Ley del Mercado de Valores.

Derechos Corporativos que Otorgan las Acciones

La propiedad de una o más acciones implica la aceptación de las disposiciones de estos estatutos y de las resoluciones aprobadas por las Asambleas Generales de Accionistas y el Consejo de Administración.

Todas las acciones serán indivisibles, comunes, nominativas, sin expresión de valor nominal, conferirán a sus tenedores iguales derechos y les impondrán las mismas obligaciones. Cada acción no podrá ser representada por más de una persona y otorga el derecho a un voto en cualquier Asamblea de Accionistas.
Cualquier accionista puede solicitar del Consejo de Administración el cambio de cualquiera de los títulos definitivos ya emitidos a su favor, por uno o más títulos nuevos, siempre y cuando el número total de acciones amparadas por el o por los nuevos títulos sea igual al número total de acciones amparadas por el título cancelado. El costo de cualquier canje de títulos definitivos solicitado por un accionista será por cuenta de dicho accionista.

En los casos de pérdida, robo, extravío o destrucción de cualquier título definitivo de acciones, la emisión de un duplicado de tal título estará sujeta a las estipulaciones del capítulo uno, título uno, de la Ley General de Títulos y Operaciones de Crédito y, mientras se expide el título, la Sociedad reconocerá a quien esté inscrito como accionista en el Libro de Registro de Acciones y Capital.

En caso de aumento del capital social, los accionistas tendrán derecho preferente, en proporción al número de acciones de que sean propietarios, para suscribir dicho aumento.

Los accionistas deberán ejercitar este derecho dentro de los 15 (quince) días naturales siguientes a la publicación en el periódico oficial del domicilio de la sociedad, del acuerdo de la Asamblea sobre el aumento de capital social.

El procedimiento para el ejercicio del derecho de retiro de los tenedores de acciones de la parte variable, además de ceñirse a lo ordenado en los artículos 220 y 221 de la Ley General de Sociedades Mercantiles, se sujetará a que el reembolso correspondiente se pague conforme al valor que resulte más bajo de los siguientes: El 95% (noventa y cinco por ciento) del valor de cotización en Bolsa, obtenido del precio promedio de ponderado por volumen de las operaciones que se hayan efectuado durante los últimos 30 (treinta) días en que se hubieren negociado las acciones de la emisora, previos a la fecha en que el retiro deba surtir sus efectos, durante un período que no podrá ser superior a 6 (seis) meses, o bien, el valor contable de las acciones, de acuerdo al balance

general correspondiente al cierre del ejercicio inmediato anterior aquel en que la separación deba surtir sus efectos, previamente aprobado por la Asamblea General Ordinaria de Accionistas.

El pago del reembolso será exigible a la sociedad, a partir del día siguiente a la celebración de la Asamblea General Ordinaria de Accionistas que haya aprobado el balance general correspondiente al ejercicio en que el retiro deba surtir sus efectos.

En todos los casos en que se reduzca el capital social, mediante reembolso a los accionistas aún cuando sea la parte variable y por el ejercicio del derecho de retiro a que se refiere el párrafo anterior, se deberán hacer las publicaciones a que se refiere el Artículo Noveno de la Ley General de Sociedades Mercantiles.

En el supuesto de que la Asamblea General Extraordinaria de Accionistas resuelva sobre la emisión de acciones de la Serie "L", dicha Serie estará integrada por acciones de voto restringido y otros derechos corporativos limitados, en los términos de los estatutos sociales, que en ningún momento representarán más del 25% (veinticinco por ciento) del capital social que se coloque entre el público inversionista, del total de acciones que se encuentren colocadas en el mismo, a menos que la Comisión Nacional Bancaria y de Valores autorice la ampliación de dicho porcentaje cuando el mismo esté representado por acciones sin derecho a voto, con la limitante de otros derechos corporativos o por acciones de voto restringido, que sean convertibles en acciones ordinarias en un plazo no mayor a cinco años, contado a partir de su colocación. Para la determinación de los porcentajes referidos no se considerarán las acciones o títulos fiduciarios que las representen y que, en razón de la nacionalidad del titular, limiten el derecho de voto en cumplimiento de las disposiciones legales aplicables en materia de inversión extranjera.

Las acciones sin derecho a voto no se computarán para efectos de determinar el quórum de las Asambleas de Accionistas, en tanto que las acciones de voto restringido o limitado únicamente computarán para determinar el quórum y las resoluciones en las Asambleas de Accionistas a las que deban ser convocados sus tenedores para ejercer su derecho de voto.

Previa autorización de la Secretaría de Comercio y Fomento Industrial, las acciones Serie "L" de voto restringido y otros derechos corporativos limitados se considerarán inversión neutra, que no se computará para el efecto de determinar el monto y proporción de la participación de inversionistas extranjeros en el capital social, en los términos de lo dispuesto por los artículos 18 y 20 de la Ley de Inversión Extranjera.

Cada acción de la Serie "L" conferirá a su titular exclusivamente los siguientes derechos:

(1) Asistir y votar a razón de un voto por acción, única y exclusivamente en las Asambleas Especiales de dicha serie "L".
(2) Asistir y votar a razón de un voto por acción, única y exclusivamente, en lo conducente, en las Asambleas Extraordinarias de Accionistas que se reúnan para tratar los siguientes asuntos:
(a) Transformación de la Sociedad.
(b) Fusión con otra sociedad o sociedades.
(c) Escisión de la Sociedad.
(d) Disolución anticipada de la Sociedad.
(e) Cancelación de la inscripción de las acciones de la Sociedad en la Sección de Valores del Registro Nacional de Valores e Intermediarios y en otras bolsas de valores nacionales o extranjeras en las que se encuentran registrados, excepto de sistemas de cotización u otros mercados no organizados como bolsas de valores, y.

(f) Reforma a la cláusula decimoprimera de estos estatutos, relativo a la cancelación de la inscripción de las acciones de la Sociedad, en la Sección de Valores del Registro Nacional de Valores e Intermediarios.

(3) Designar, sustituir y revocar nombramientos de miembros del Consejo de Administración como sigue:
(a) En los términos de lo previsto en la fracción III del artículo 14 Bis 3 de la Ley del Mercado de Valores, toda minoría de tenedores de acciones de la Serie "L" que represente *por lo menos un 10% (diez por ciento) del capital social, en una o ambas series* accionarias, tendrá derecho de designar, sustituir o revocar, por lo menos, a un Consejero y su respectivo suplente, que únicamente podrá suplir al miembro propietario de que se trate.

Este derecho deberá de ejercitarse mediante notificación por escrito dirigida al Presidente del Consejo de Administración o al Secretario del propio Consejo, que se presente con cuando menos dos días hábiles de anticipación a la fecha en que hubiese sido convocada la Asamblea Ordinaria de Accionistas para designar, ratificar o revocar nombramientos de miembros del Consejo de Administración.

(b) A falta de la designación de los dos Consejeros de minorías indicada, en virtud de que las acciones de la Serie "L" no pueden representar más del 25% del capital social, las acciones de la Serie "L" por resolución que sea adoptada por una Asamblea Especial, tendrán derecho de designar, substituir o revocar el nombramiento de dos Consejeros Propietarios y sus respectivos suplentes; designación, substitución o revocación que se hará por el voto mayoritario de las acciones Serie "L", representadas en la Asamblea Especial de que se trate, y cuya resolución se notificará a la Asamblea Ordinaria de Accionistas en los términos que acuerde la Asamblea Especial correspondiente.

(c) A falta de la designación de uno de los dos Consejeros de minorías indicada, en virtud de que las acciones de la Serie "L" no pueden representar más del 25% (veinticinco por ciento) del capital social, las acciones de la Serie "L", por resolución que sea adoptada por una Asamblea Especial, excluyendo tanto para quórum de instalación como para resolución a las acciones de la Serie "L" que hubiesen ejercitado su derecho de minorías a que se refiere el punto (a) inmediato anterior, tendrán derecho de designar, substituir o revocar el nombramiento de un miembro propietario del Consejo y su respectivo suplente; designación, substitución o revocación que se hará por el voto mayoritario de las acciones Serie "L" representadas en la Asamblea Especial de que se trate, y cuya resolución se notificará a la Asamblea Ordinaria de Accionistas, en los términos que acuerde la Asamblea Especial correspondiente.

(4) Los titulares de acciones Serie "L" que representen cuando menos un diez por ciento del capital social, podrán designar un Comisario.

(5) Los nombramientos de Consejeros y Comisario nombrados por accionistas de la Serie "L" solo podrán revocarse cuando se revoque el de todos los demás.

(6) Siempre que estén liberadas, los mismos derechos patrimoniales o pecuniarios que las acciones comunes u ordinarias, incluyendo sin limitación alguna la participación en las utilidades, dividendos, reembolsos por reducción de capital o por liquidación, amortización con utilidades repartibles o en cualquier otra distribución y el derecho preferente para suscribir proporcionalmente las nuevas acciones que se emitan, para pago en efectivo o *en especie, con el fin de mantener su respectiva participación porcentual dentro de dicha* Serie "L" y el capital social.

Para que una Asamblea Ordinaria se considere legalmente reunida, en virtud de primera convocatoria deberá estar representada, por lo menos, la mitad del capital social. Tratándose de segunda o ulterior convocatoria, la Asamblea Ordinaria se instalará cualquiera que sea el número de acciones representadas.

Para que una Asamblea Extraordinaria se considere legalmente reunida en virtud de primera convocatoria, deberán estar representadas por lo menos, las tres cuartas partes del capital social. En caso de segunda o ulterior convocatoria, la Asamblea Extraordinaria se instalará legalmente si en ella está representado por lo menos el cincuenta por ciento del capital social.

En las Asambleas cada acción dará derecho a un voto. Las resoluciones serán tomadas por mayoría de votos de los presentes, tratándose de Asambleas Ordinarias. Si se trata de Asamblea Extraordinaria, las resoluciones serán válidas si son aprobadas por accionistas que representen la mitad del capital social.

Las votaciones serán económicas, salvo acuerdo en contrario de los asistentes. En caso de empate, se repetirá la votación y si resulta nuevamente empatada, se reservará el asunto para la próxima sesión.

Para que una Asamblea General Extraordinaria de Accionistas, convocada para tratar asuntos en los que las acciones de la Serie "L" tengan derecho de voto, se considere legalmente reunida por virtud de primera convocatoria, deberá estar representado en ella por lo menos el 75% (setenta y cinco por ciento) del capital social y, en adición a lo previsto en el párrafo siguiente, sus resoluciones serán válidas cuando se tomen por el voto favorable de acciones que representen cuando menos el 50% (cincuenta por ciento) del capital social. En caso de segunda o ulterior convocatoria, las Asambleas Generales Extraordinarias de Accionistas convocadas para tratar asuntos en los que las acciones de la Serie "L" tengan derecho de voto, podrán celebrarse válidamente si en ellas está representado cuando menos el 50% (cincuenta por ciento) del capital social y sus resoluciones serán válidas si se toman por el voto favorable de acciones que representen cuando menos el 50% (cincuenta por ciento) del capital social, sujeto a lo previsto en el párrafo siguiente.

Para que las resoluciones adoptadas en las Asambleas Extraordinarias de Accionistas, reunidas por virtud de primera o ulteriores convocatorias para tratar algunos de los asuntos en los que tengan derecho de voto las acciones de la Serie "L", sean válidamente acordados, se requerirá, en adición a los requisitos establecidos en el párrafo anterior, que las mismas sean aprobadas por la mayoría de las acciones comunes u ordinarias en que se divida el capital social. Asimismo se requerirá de la aprobación de la Asamblea Especial de Accionistas de la Serie "L" para que sean válidas las resoluciones de las Asambleas Generales Extraordinarias relativas a la cancelación de la inscripción de las acciones de la Serie "L" de la Sociedad en la Sección de Valores del Registro Nacional de Valores e Intermediarios y en bolsas de valores nacionales o extranjeras en las que se encuentren registradas, excepto en el caso de sistemas de cotización u otros mercados no organizados como bolsas de valores.

Las Asambleas Especiales que celebren los accionistas tenedores de acciones de la Serie "L", con el objeto de:

(a) Elegir a dos miembros del Consejo de Administración en los términos de lo previsto en los estatutos sociales, y.

(b) Aprobar la cancelación de la inscripción de las acciones de la Serie "L" de la Sociedad en la Sección de Valores del Registro Nacional de valores e Intermediarios y en otras bolsas de valores nacionales o extranjeras en las que se encuentren registrados, excepto

en el caso de sistemas de cotización u otros mercados no organizados como bolsas de valores.
Se regirán por las disposiciones establecidas por los estatutos sociales y en la Ley General de Sociedades Mercantiles, para las Asambleas Generales Ordinarias citadas en segunda convocatoria, en cuanto al quórum para instalación, adopción de resoluciones y demás aspectos relativos.

Todo accionista o grupo de accionistas que represente en la Asamblea, cuando menos el diez por ciento de las acciones que integran el capital social, tendrá derecho a designar un Consejero Propietario y su respectivo suplente. Si alguno o algunos accionistas, haciendo uso de este derecho designaren Consejeros, los Consejeros restantes serán nombrados por los demás accionistas por simple mayoría de los votos por ellos representados.

Si al designarse al Comisario propietario hubiere en la Asamblea una minoría que represente cuando menos un diez por ciento del capital social, dicha minoría podrá nombrar a otro Comisario propietario.

Para cambiar los derechos asociados a las acciones se requeriría modificar los estatutos de la sociedad mediante una Asamblea Extraordinaria de Accionistas.

La sociedad se regirá en todo lo que no esté previsto en los estatutos sociales; por las disposiciones de la Ley General de Sociedades Mercantiles y del artículo 14 Bis 3 de la Ley del Mercado de Valores, mientras la sociedad mantenga la inscripción de sus acciones en el Registro Nacional de Valores.

Cláusulas Estatutarias que Limiten o Restrinjan a la Administración o a sus Accionistas

La Sociedad no podrá llevar a cabo ningún tipo de negocios ni podrá contratar con sus accionistas ni con familiares de sus accionistas, así como tampoco con sus subsidiarias y/o afiliadas ni con los accionistas de éstas, sin la autorización previa del Consejo de Administración otorgada mediante resolución adoptada en una Sesión de dicho Consejo.

Cuando una persona o grupo de personas pretenda adquirir o adquiera en una o varias operaciones, simultáneas o sucesivas, directa o indirectamente, un 10% (diez por ciento) o más de las acciones que representen el capital social, en un periodo no mayor a 12 (doce) meses, deberán informar al Consejo de Administración y al público inversionista de tal propósito o hecho y en cualquier caso la intención con que se realiza la inversión. En caso de que el accionista o grupo de Accionistas modificare la intención relativa a su inversión en la sociedad, deberá de informarlo de inmediato al Consejo de Administración y al público inversionista, indicando la nueva intención de las adquisiciones accionarias.

Cuando una persona o un grupo de personas propietarias del 30% (treinta por ciento) o más de las acciones emitidas y pagadas de la sociedad, pretenda adquirir mediante una o varias operaciones, simultáneas o sucesivas, directa o indirectamente, un número de acciones equivalente al 5% (cinco por ciento) o sus múltiplos (esto es cinco, diez, quince, etc. por ciento) de capital social pagado adicional al porcentaje del que ya fuera propietario, deberá solicitar la autorización del Consejo de Administración y avisarlo al público inversionista con cuando menos treinta días naturales, antes de la realización de cada operación. Dicho aviso deberá manifestar la intención con que se pretende realizar dicha inversión. El Consejo de Administración contará con un plazo no mayor a treinta días naturales a partir de que hubiere recibido la solicitud correspondiente para otorgar o negar la autorización que para adquirir acciones se refiere el párrafo anterior.

En el análisis que realice el Consejo de Administración para otorgar o negar la autorización correspondiente, deberá considerar, entre otros criterios:

a) La protección de la sociedad, entendiendo por esto la salvaguarda y el cumplimiento de los compromisos que la sociedad tiene en las diversas comunidades en que opera, incluyendo a los acreedores, proveedores, clientes y autoridades, con quienes está relacionada.

b) La equidad con que en la operación se trata a todos los accionistas de la sociedad, y la protección adecuada a los accionistas que integran el público inversionista.

El Consejo podrá negar la autorización en caso de que la operación en su concepto, no reúna los criterios arriba señalados.

Si durante los treinta días naturales siguientes a la presentación al Consejo de la solicitud de compra, aparecieren otros interesados en adquirir las acciones, el Consejo de Administración podrá extender el periodo para otorgar o negar su autorización para permitir que se facilite un proceso de formación de precio competitivo y se mejore el valor de las ofertas.

Por valor se deberá entender todas las contraprestaciones que se ofrezcan para inducir la realización de la operación e incluirá necesariamente los pagos en efectivo y en especie, además de considerar los términos y condiciones de las ofertas.

El Consejo preferirá en todo caso recomendar aquella oferta que, reuniendo los criterios antes descritos, represente un mayor valor a los accionistas. En caso de que las ofertas contengan elementos diversos, el Consejo podrá contratar a expertos externos que le rindan opiniones contables, legales, financieras y de negocios, que versen sobre la razonabilidad, legalidad y conveniencia a los accionistas de las distintas ofertas y auxilie al Consejo a determinar aquella que represente un mayor valor.

En caso de duda el Consejo de Administración podrá convocar a la Asamblea de Accionistas para que resuelva respecto a la mejor oferta porque represente un mayor valor a los accionistas.

La sociedad no considerará como dueño de las acciones, y por ende, no reconocerá como accionistas, a aquellas personas que no hubieren cumplido los requisitos previstos en este apartado Seis, y en consecuencia, les negará la inscripción en el Libro de Registro.

El Consejo de Administración tiene la facultad de designar a una o varias personas responsables de la adquisición y colocación de acciones propias. En ningún caso las operaciones de adquisición y colocación de acciones propias podrán dar lugar a que se excedan los porcentajes autorizados conforme la fracción II del artículo 14 Bis 3 de la Ley del Mercado de Valores, tratándose de acciones distintas a las ordinarias, ni a que se incumplan los requisitos de mantenimiento de la inscripción en el listado de valores de la bolsa en que coticen.,

Será facultad indelegable del Consejo de Administración aprobar: (i) las operaciones que se aparten del giro ordinario de negocios y que pretendan celebrarse entre la sociedad y sus socios, con personas que formen parte de la administración de la sociedad o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario; (ii) la compra o venta del diez por ciento o más del activo; (iii) el otorgamiento de garantías por un monto superior al treinta por ciento de los activos, así como (iv) operaciones distintas de las anteriores que representen más del uno por ciento del activo de la sociedad.

Los miembros del Consejo de Administración serán responsables de las resoluciones a que lleguen con motivo de los asuntos a que se refiere el párrafo anterior, salvo en el caso establecido por el artículo 159 de la Ley General de Sociedades Mercantiles.

Asimismo, deberán someterse a la opinión del Comité de Auditoría y a la aprobación del Consejo de Administración de la sociedad las operaciones que sus subsidiarias pretendan celebrar con personas relacionadas o que impliquen comprometer su patrimonio en los términos del artículo 14 Bis 3 Fracción IV, inciso d) de la Ley del Mercado de Valores.

Los socios extranjeros actuales o futuros de la sociedad se obligan formalmente con la Secretaría de Relaciones Exteriores a considerarse como nacionales respecto de las acciones de la Sociedad que adquieran o de que sean titulares, así como de los bienes, derechos, concesiones, participaciones o intereses de que sea titular la Sociedad, o bien de los derechos y obligaciones que deriven de los contratos en que sea parte la propia Sociedad con autoridades mexicanas, y a no invocar, por lo mismo, la protección de sus Gobiernos, bajo la pena, en caso contrario, de perder en beneficio de la Nación las participaciones sociales que hubieren adquirido.

Facultades del Consejo de Administración Contenidas en los Estatutos Sociales

El Consejo de Administración El Consejo de Administración tendrá las más amplias *facultades reconocidas por la Ley a un mandatario general para celebrar todo tipo de* contratos y para realizar toda clase de actos y operaciones que por ley o por disposición de estos estatutos no estén reservados a la Asamblea de Accionistas, así como para administrar y dirigir los negocios de la Sociedad para realizar todos y cada uno de los objetos sociales de la misma y para representar a la Sociedad ante toda clase de personas y de autoridades, sean éstas judiciales, laborales o administrativas, federales, estatales o municipales.

El Consejo de Administración tendrá poder general para pleitos y cobranzas, actos de administración y dominio, en los términos de los tres primeros párrafos del artículo dos mil quinientos cincuenta y cuatro del Código Civil Federal y de los correlativos de los Códigos Civiles de las Entidades Federativas de la República Mexicana , gozando aún de aquellas facultades que requieran cláusula especial conforme a la Ley, sin limitación alguna a las cuales se refieren los artículos dos mil quinientos setenta y cuatro, dos mil quinientos ochenta y dos, dos mil quinientos ochenta y siete y dos mil quinientos noventa y tres del Código Civil Federal y sus artículos correlativos de los Códigos Civiles para las Entidades Federativas de la República Mexicana . De manera expresa se conceden al Consejo de Administración las siguientes facultades que se enumeran de manera enunciativa pero no limitativa:

1. Articular y absolver posiciones, recusar, comprometer en árbitros o arbitradores, transigir y celebrar convenios judiciales, desistirse aún del juicio de amparo, subastar y aceptar adjudicaciones de bienes, consentir resoluciones judiciales, presentar y ratificar denuncias, querellas y acusaciones de carácter de penal y coadyuvar con el Ministerio Público.

2. Poder general para administrar bienes, con toda clase de facultades administrativas.

3. Poder general para ejercer actos de dominio respecto de todos los bienes muebles e inmuebles y derechos de la Sociedad, sin limitación alguna.

4. Poder para otorgar y suscribir títulos de crédito en los términos de los artículos noveno y décimo de la Ley General de Títulos y Operaciones de Crédito.

5. Poder para otorgar y revocar poderes generales o especiales para pleitos y cobranzas, actos de administración, actos de dominio, títulos de crédito, con todas o algunas de las facultades mencionadas en esta cláusula. Asimismo se faculta al Consejo de Administración para sustituir la facultad para otorgar poderes generales y especiales dentro del límite de sus facultades.

6. Facultades para:

a) Establecer sucursales, oficinas o agencias en cualquier lugar de la República Mexicana y del Extranjero y suprimirlas.

b) Abrir y cancelar cuentas bancarias o con cualquier otro intermediario financiero, así como para hacer depósitos y girar contra ellas.

c) Nombrar y remover libremente a un Presidente Ejecutivo de la Compañía, uno o más Vicepresidentes Ejecutivos, al Director o Gerente General, a otros Directores o Gerentes de la Sociedad y fijarles sus poderes, obligaciones, garantías, atribuciones y emolumentos, y ejercitar estas mismas facultades respecto de los demás funcionarios y apoderados de la Sociedad.

d) Sin perjuicio de las facultades de la Asamblea, nombrar y remover al o a los Auditores Externos de la Sociedad y convenir los honorarios correspondientes.

e) Convocar a las Asambleas Generales de Accionistas proponiendo los asuntos que deban incluirse en el Orden del Día.

f) Delegar las facultades que estime convenientes en cualquier persona, sea o no miembro del Consejo de Administración, o en comités formados por dos o más personas, sean o no miembros de dicho Consejo, y revocar tales delegaciones y determinar, en su caso, los emolumentos correspondientes. Será facultad indelegable del Consejo de Administración aprobar: (i) las operaciones que se aparten del giro ordinario de negocios y que pretendan celebrarse entre la sociedad y sus socios, con personas que formen parte de la administración de la sociedad o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario; (ii) la compra o venta del diez por ciento o más del activo; (iii) el otorgamiento de garantías por un monto superior al treinta por ciento de los activos, así como (iv) operaciones distintas de las anteriores que representen más del uno por ciento del activo de la sociedad. Los miembros del Consejo de Administración serán responsables de las resoluciones a que lleguen con motivo de los asuntos a que se refiere el párrafo anterior, salvo en el caso establecido por el artículo 159 de la Ley General de Sociedades Mercantiles.

Asimismo, deberán someterse a la opinión del Comité de Auditoría y a la aprobación del Consejo de Administración de la sociedad las operaciones que sus subsidiarias pretendan celebrar con personas relacionadas o que impliquen comprometer su patrimonio en los términos del artículo 14 Bis 3 Fracción IV, inciso d) de la Ley del Mercado de Valores.

g) Aprobar o autorizar la adquisición, enajenación o el ejercicio de retiro, de las acciones de las empresas en las que participe mayoritariamente la Sociedad.

h) Determinar el sentido en que deben ser emitidos los votos, en las Asambleas Generales Ordinarias y Extraordinarias de las empresas en las que la Sociedad detente la mayoría de las acciones.

i) En su caso, aprobar la adquisición de acciones de la Sociedad, así como su posterior colocación entre el público inversionista. Esta facultad no podrá delegarla el Consejo de Administración a ningún comité, persona o funcionario de la Sociedad.

V. MERCADO ACCIONARIO

a) Estructura Accionaria

La primera emisión de acciones de Corporación GEO formó parte de una Oferta Global Simultánea de hasta 12,570,000 acciones representativas del capital social pagado de la compañía. En los Estados Unidos el programa consistió en ofrecer 1,571,250 ADS's (American Depositary Shares) que representaron 6,285,000 Acciones serie "B", mismas que fueron colocadas entre un número limitado de inversionistas Institucionales reconocidos y acreditados, de conformidad con la Regla 144-A de la Ley del Mercado de Valores de Estados Unidos. 628,500 GDS's (Global Depositary Shares) que representaron 2,514,000 Acciones serie "B" fueron colocadas fuera de los Estados Unidos y México, a través de operaciones extra territoriales de conformidad con la Regulación S de la Ley del Mercado de Valores de Estados Unidos. Todos los tenedores de acciones serie "B", único tipo de capital social en circulación de la empresa, gozan de los mismos derechos de voto. Cada acción serie "B" otorga a su tenedor un voto en cualquier Asamblea de Accionistas de la Compañía. Sujeto a los Términos del Convenio de Depósito, un tenedor de ADS's o GDS's por lo general tendrá el derecho de instruir a la institución depositaria relevante, a que ejerza el voto de las acciones serie "B" representadas por los ADS's y GDS's depositados ante dicha institución, bajo las mismas circunstancias en que los tenedores de las Acciones Serie "B" tienen derecho a voto.

Durante la Asamblea General Extraordinaria de Accionistas celebrada el 31 de marzo de 1997, se autorizó la emisión de 5,000,000 de nuevas acciones ordinarias, sin expresión de valor nominal de la Serie "B", de las cuales parte serán distribuidas al personal clave, a través de la suscripción de obligaciones quirografarias necesariamente convertibles en acciones, según fue aprobado en la misma asamblea, y la otra parte se mantendrá para futuros incentivos. El propósito de estos planes, es el de alinear los intereses de los empleados con los accionistas de la Compañía, así como recompensarlos por los éxitos de la empresa.

ESTRUCTURA ACCIONARIA DE GEO


GEO Grupo de Control 35%
USA 20%
México 27%
Europa 11%
Otros 7%

103,426,816 Acciones

Fuente: Thomson Financial

BASE DE INVERSIONISTAS POR REGIÓN


Instituciones Americanas 27%
Instituciones Europeas 32%
Instituciones Otros Países 7%
Instituciones Mexicanas 25%

120 Inversionistas Institucionales

Fuente: Thomson Financial

Operaciones del Fondo de Recompra

A partir de Octubre del año 2001, el Consejo de Administración de la Empresa decidió iniciar a operar el fondo para la adquisición de acciones propias con el objetivo primordial de apoyar la bursatilidad de la acción tanto para flujos de entrada como de salida. Desde Octubre del 2001, el fondo ha comprado 4,124,600 acciones y vendido 3,090,100 acciones, lo cual ha ayudado de buena forma a incrementar la liquidez de la acción y a promover la entrada de nuevos inversionistas institucionales.

La posición de acciones del Fondo de Recompra al 31 de Diciembre del 2002 era de 1,034,500, con lo que el número de acciones en circulación al 31 de Diciembre era de 102,392,313.

b) Comportamiento de la Acción en el Mercado de Valores

La tabla que se presenta a continuación muestra el comportamiento de las acciones de la empresa por los últimos seis ejercicios, de manera mensual, indicando volumen operado, los precios máximos y mínimos así como los precios de cierre. Las acciones GEOB cotizan en la Bolsa Mexicana de Valores desde el 28 de Julio de 1994.

PRECIOS DE CIERRE Ticker: GEO, Serie: B					
FECHA	VOLUMEN	MAXIMO	MINIMO	CIERRE	IMPORTE
01/31/1997	3,377,000	39.70	36.40	38.50	131,651,100.00
02/28/1997	5,751,000	41.70	37.50	38.50	228,052,400.00
03/31/1997	3,694,000	39.15	35.70	38.00	138,829,600.00
04/30/1997	3,159,000	38.00	33.80	37.00	114,351,250.00
05/31/1997	4,449,000	42.30	37.00	37.95	178,062,250.00
06/30/1997	12,006,935	46.05	37.00	45.80	483,955,911.25
07/31/1997	9,580,332	51.00	44.00	44.00	456,118,537.20
08/31/1997	5,370,400	50.20	44.00	46.80	255,277,350.00
09/30/1997	4,132,300	49.00	44.00	49.00	191,909,010.00
10/31/1997	7,293,000	52.50	40.00	45.20	358,564,300.00
11/30/1997	4,905,000	50.00	38.50	50.00	220,327,300.00
12/31/1997	4,346,000	52.00	46.15	49.50	217,679,150.00
01/31/1998	4,572,000	50.50	44.60	44.70	218,580,150.00
02/28/1998	5,105,000	50.00	44.05	48.25	239,283,600.00
03/31/1998	5,392,000	55.90	45.60	55.90	264,939,200.00
04/30/1998	6,386,000	59.50	53.60	58.60	365,915,800.00
05/31/1998	5,987,000	59.20	47.80	50.40	333,808,150.00
06/30/1998	4,177,489	57.50	44.80	50.20	207,573,296.10
07/31/1998	4,996,507	54.50	47.50	48.60	258,430,661.90
08/31/1998	5,712,000	48.80	25.00	26.00	205,743,900.00
09/30/1998	10,021,000	28.00	10.00	20.00	168,776,390.00
10/31/1998	8,666,000	18.52	15.40	17.50	148,665,340.00
11/30/1998	9,315,500	30.00	17.20	28.30	214,526,760.00
12/31/1998	4,901,000	29.00	25.05	27.50	132,484,800.00
01/31/1999	6,208,000	27.35	16.48	24.35	128,401,280.00
02/28/1999	5,787,000	28.60	22.80	26.25	143,656,750.00
03/31/1999	11,663,000	32.50	23.60	27.70	321,879,450.00
04/30/1999	10,913,000	41.00	27.70	38.90	374,743,850.00
05/31/1999	6,822,000	44.40	36.30	37.50	280,454,950.00
06/30/1999	4,679,000	43.00	35.00	40.00	183,443,450.00
07/31/1999	5,474,000	46.90	35.25	35.40	228,487,500.00
08/31/1999	4,375,000	36.40	29.70	31.10	140,612,800.00
09/30/1999	11,446,000	31.00	21.20	23.45	284,644,700.00
10/31/1999	4,869,000	26.10	20.80	24.35	113,436,250.00
11/30/1999	8,334,000	34.00	24.35	32.00	237,871,900.00
12/31/1999	6,441,000	38.15	31.00	35.85	217,861,650.00
01/31/2000	9,248,000	38.30	26.50	27.20	289,573,850.00
02/29/2000	6,294,000	31.50	22.50	23.20	172,792,950.00
03/31/2000	8,078,000	31.00	22.10	24.35	212,858,750.00
04/30/2000	4,249,000	24.00	20.00	21.80	94,516,700.00
05/31/2000	4,895,000	21.50	13.20	16.46	79,586,260.00
06/30/2000	5,848,000	17.70	14.80	16.10	93,361,960.00
07/31/2000	7,896,000	21.00	16.90	17.10	147,383,570.00
08/31/2000	6,563,000	17.70	14.30	17.40	103,554,540.00
09/30/2000	6,535,000	20.00	16.16	16.30	123,187,820.00
10/31/2000	9,653,000	17.00	9.90	10.92	120,739,200.00
11/30/2000	6,429,000	12.62	10.16	10.18	73,447,020.00
12/31/2000	3,606,000	10.50	6.60	6.80	32,346,140.00
01/31/2001	12,545,000	11.70	6.42	10.60	110,814,555.00
02/28/2001	8,210,200	11.34	9.19	9.43	86,644,022.00
03/31/2001	5,735,500	10.40	8.01	8.19	50,604,042.00
04/30/2001	1,391,300	9.12	7.45	7.53	11,760,782.00
05/31/2001	11,670,700	9.80	6.50	9.30	90,451,263.00
06/30/2001	3,118,900	9.60	7.34	7.40	25,745,613.00
07/31/2001	4,005,800	8.62	7.26	8.13	31,823,298.00
08/31/2001	3,549,100	9.50	8.20	9.05	30,529,158.00
09/30/2001	3,285,600	9.24	6.20	6.30	24,752,364.00
10/31/2001	5,675,800	8.60	5.80	8.37	40,794,558.00
11/30/2001	4,774,100	11.30	8.30	10.75	46,726,505.00
12/31/2001	8,435,100	14.95	10.54	14.65	99,426,540.00
01/31/2002	8,628,300	16.15	13.70	15.48	127,983,310.00
02/28/2002	16,503,200	16.70	13.78	16.36	247,359,490.00
03/31/2002	9,687,100	21.50	16.20	21.50	177,382,371.00
04/30/2002	7,809,600	21.90	20.24	20.57	163,440,891.00
05/31/2002	9,038,100	23.00	20.10	21.50	194,338,089.00
06/30/2002	7,781,300	21.90	18.48	20.50	153,252,443.00
07/31/2002	3,978,800	22.01	19.39	20.61	82,213,801.00
08/31/2002	6,718,700	21.80	19.30	21.39	137,313,990.00
09/30/2002	4,452,100	22.60	18.50	19.32	90,689,835.00
10/31/2002	3,699,400	21.30	18.85	19.96	74,483,977.00
11/30/2002	5,062,900	20.20	17.30	19.23	93,269,791.00
12/31/2002	3,749,600	19.80	18.30	19.10	71,207,056.00

Información para los Inversionistas

Oficinas Corporativas:
Corporación GEO, S.A. de C.V.
Margaritas 433
Ex-Hacienda Guadalupe Chimalistac
Fax. +(52) 55 5554 6064
Tel. +(52) 55 5480 5000
CP 01050, México, D.F.

Listados en Bolsas de Valores:
Bolsa Mexicana de Valores: GEO B
Over the Counter, USA: ADR Level I
PORTAL, USA: ADR 144ª
Latibex Próximamente.

Símbolos de Cotización:
Bolsa Mexicana de Valores: GEOB
ADR (1: 4): CVGFY ; CUSIP: 21986V204
Bloomberg: GEOB MM
Reuters: GEOb.MX
Infosel: GEO

Banco Depositario:
Banco de New York
620 Avenue of the Americas, 6th Floor
New York, NY 10011
Edgar Piedra
epiedra@bankofny.com
Tel (212) 815 2296
www.adrbny.com

Auditores Independientes:
Deloitte & Touche México

Gobierno Corporativo:
"Una Acción, Un Voto"
100% Serie Accionaria "B"
66% Free Float
Derechos Tag-Along
Derechos Accionarios

Contactos e Información Adicional

Iván Vela
Director de Finanzas y Mercado de Capitales
Tel. +(52) 55 5480 5071
Fax. +(52) 55 5554 6064
ivela@casasgeo.com

Jorge Pérez / Institucionales
Kenia Vargas / Pequeño Inversionista
Relación con Inversionistas
Tel. +(52) 55 5480 5078
geo_ir@casasgeo.com
geob@casasgeo.com

Richard Huber, Isabel Vieira
Relación con Inversionistas
The Global Consulting Group , New York
Tel. (212) 807 50 26
Fax. (212) 807 50 25
richard.huber@tfn.com
isabel.vieira@tfn.com

VI. PERSONAS RESPONSABLES DE LA INFORMACION CONTENIDA EN EL INFORME

Corporación Geo S.A. de C.V.

"Los suscritos manifestamos bajo protesta de decir verdad, que en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la emisora contenida en el presente reporte anual, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte anual o que el mismo contenga información que pudiera inducir a error a los inversionistas."

Arq. Luis Orvañanos Lascurain
Presidente

C.P. Víctor Segura Gómez
Vicepresidente de Administración y Finanzas

C.P. Emilio Cuenca Friederichsen
Vicepresidente Legal

DICTAMEN DE COMISARIO

México, D.F. 21 de febrero de 2003

A la Asamblea General Ordinaria de Accionistas de
Corporación Geo, S.A. de C.V.

En mi carácter de comisario y en cumplimiento de lo dispuesto en el Artículo 166 de la Ley General de Sociedades Mercantiles y los estatutos de Corporación Geo, S.A. de C.V., rindo a ustedes mi dictamen sobre la veracidad, suficiencia y razonabilidad de la información financiera consolidada que ha presentado a ustedes el Consejo de Administración, en relación con la marcha de la Sociedad por el año que terminó el 31 de diciembre de 2002.

He asistido o en mi ausencia ha asistido el Comisario Suplente, a las Asambleas de Accionistas, Juntas del Consejo de Administración y Juntas del Comité de Auditoría a las que he sido convocado y he obtenido de los directores y administradores, toda la información sobre las operaciones, documentos y registros que juzgué necesario investigar. Mi revisión ha sido efectuada de acuerdo con las normas de auditoría generalmente aceptadas.

En mi opinión, los criterios y políticas contables y de información seguidos por la Sociedad y considerados por los administradores para preparar la información financiera consolidada presentada por los mismos a esta Asamblea, son adecuados y suficientes y se aplicaron con forma consistente con el ejercicio anterior; por lo tanto, la información financiera consolidada presentada por los administradores refleja en forma veraz, suficiente y razonable la situación financiera de Corporación Geo, S.A. de C.V., al 31 de diciembre de 2002, y los resultados de sus operaciones, las variaciones en el capital contable y los cambios en la situación financiera, por el año que terminó en esa fecha, de conformidad con los principios de contabilidad generalmente aceptados en México.

C.P.C. Joaquín Gómez Álvarez

Comisario

AUDITOR EXTERNO

"El suscrito manifiesta bajo protesta de decir verdad que los estados financieros al 31 de diciembre de 2002 y 2001 y por los años que terminaron en esas fechas que contiene el presente reporte anual (Ver anexo 7), fueron dictaminados de acuerdo con las normas de auditoría generalmente aceptadas. Asimismo, manifiesta que, dentro del alcance del trabajo realizado para dictaminar los estados financieros antes mencionados, no tiene conocimiento de información financiera relevante que haya sido omitida o falseada en este reporte anual o que el mismo contenga información que pudiera inducir a error a los inversionistas."

C. P. C. Ramón Arturo García Chávez
Socio de Galaz, Yamazaki, Ruiz Urquiza, S.C.
Deloitte & Touche

26 de Junio de 2003

DICTAMEN DE LOS AUDITORES INDEPENDIENTES

Al Consejo de Administración y Accionistas de
CORPORACIÓN GEO, S. A. de C. V.:

Hemos examinado los balances generales consolidados de CORPORACIÓN GEO, S. A. de C. V. y subsidiarias (la "Compañía") al 31 de diciembre de 2002 y 2001, y los estados consolidados de resultados, de variaciones en el capital contable y de cambios en la situación financiera, que les son relativos, por los años que terminaron en esas fechas. Dichos estados financieros son responsabilidad de la administración de la Compañía. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestras auditorías.

Nuestros exámenes fueron realizados de acuerdo con las normas de auditoría generalmente aceptadas en México, las cuales requieren que la auditoría sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros no contienen errores importantes, y de que están preparados de acuerdo con los principios de contabilidad generalmente aceptados. La auditoría consiste en el examen, con base en pruebas selectivas, de la evidencia que soporta las cifras y revelaciones de los estados financieros; asimismo, incluye la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

En nuestra opinión, los estados financieros consolidados antes mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera de CORPORACIÓN GEO, S. A. de C. V. y subsidiarias al 31 de diciembre de 2002 y 2001, y los resultados de sus operaciones, las variaciones en el capital contable y los cambios en la situación financiera, por los años que terminaron en esas fechas, de conformidad con los principios de contabilidad generalmente aceptados en México.

Galaz, Yamazaki, Ruiz Urquiza, S.C.

(firma)
C. P. C. Ramón Arturo García Chávez
21 de febrero de 2003

CORPORACIÓN GEO, S. A. DE C. V. Y SUBSIDIARIAS

BALANCES GENERALES CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2002 Y 2001
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2002)

ACTIVO	**2002**	**2001**
ACTIVO CIRCULANTE:		
Efectivo e inversiones temporales	$ 856,086	$ 721,693
Cuentas por cobrar - Neto (Nota 4)	2,593,147	2,502,809
Inventarios inmobiliarios (Notas 5 y 11)	1,454,457	1,531,704
Otros activos circulantes (Nota 6)	183,234	119,193
Activo circulante	5,086,924	4,875,399
CERTIFICADOS DE PARTICIPACIÓN ORDINARIOS (Nota 8)	154,876	281,413
INVENTARIOS INMOBILIARIOS (Notas 5 y 11)	178,008	124,029
INVERSIÓN EN ACCIONES DE ASOCIADAS (Nota 7)	177,053	70,991
INMUEBLES, MAQUINARIA Y EQUIPO - Neto (Nota 9)	731,308	758,776
OTROS ACTIVOS - Neto (Nota 10)	107,359	143,117
TOTAL	$ 6,435,528	$ 6,253,725

PASIVO Y CAPITAL CONTABLE		
PASIVO CIRCULANTE:		
Instituciones de crédito (Nota 11)	$ 1,074,916	$ 1,416,235
Porción circulante del pasivo a largo plazo (Nota 14)	353,480	123,904
Proveedores de terrenos-corto plazo (Nota 12)	232,844	145,759
Proveedores	550,411	384,155
Impuestos, gastos acumulados y otros (Nota 13)	187,663	170,381
Participación del personal en las utilidades	2,074	7,395
Pasivo circulante	2,401,388	2,247,829
PROVEEDORES DE TERRENOS (Nota 12)		21,041
PASIVO A LARGO PLAZO (Nota 14)	739,702	924,388
IMPUESTO SOBRE LA RENTA DIFERIDO (Nota 22)	599,703	547,524
Pasivo total	3,740,793	3,740,782
CONTINGENCIAS Y COMPROMISOS (Nota 25)		
CAPITAL CONTABLE (Nota 15):		
Capital social nominal	114,792	112,788
Actualización del capital social	268,390	270,828
Prima en suscripción de acciones	2,309,448	2,309,448
Reserva para recompra de acciones	220,227	216,485
Utilidades retenidas	2,491,263	2,126,615
Insuficiencia en la actualización del capital contable	(2,168,511)	(2,045,732)
Efecto acumulado de impuesto sobre la renta diferido	(583,432)	(583,432)
Efecto de conversión de entidades extranjeras	2,750	3,171
Capital contable mayoritario	2,654,927	2,410,171
Interés minoritario en subsidiarias consolidadas (Nota 17)	39,808	102,772
Capital contable	2,694,735	2,512,943

TOTAL	$6,435,528	$6,253,725

Las notas adjuntas son parte de los estados financieros consolidados.

CORPORACIÓN GEO, S. A. DE C. V. Y SUBSIDIARIAS

ESTADOS CONSOLIDADOS DE RESULTADOS
POR LOS AÑOS QUE TERMINARON EL 31 DE DICIEMBRE DE 2002 Y 2001
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2002, excepto utilidad por acción que se expresa en pesos)

	2002	2001
INGRESOS:		
Por ventas inmobiliarias (Nota 19)	$ 5,377,117	$ 4,923,524
Por construcción	68,182	55,014
	5,445,299	4,978,538
COSTOS:		
Por ventas inmobiliarias (Nota 20)	3,981,835	3,657,670
Por construcción	36,238	23,970
	4,018,073	3,681,640
UTILIDAD BRUTA	1,427,226	1,296,898
GASTOS DE VENTA, GENERALES Y DE ADMINISTRACIÓN	585,396	596,837
UTILIDAD DE OPERACIÓN	841,830	700,061
COSTO INTEGRAL DE FINANCIAMIENTO:		
Productos financieros	(31,892)	(45,940)
Gastos financieros (Nota 21)	205,103	228,212
Pérdida (ganancia) cambiaria - Neto	4,571	(17,531)
Pérdida por posición monetaria	56,359	78,351
	234,141	243,092
OTROS GASTOS - Neto	32,971	29,626
UTILIDAD DE OPERACIONES CONTINUAS ANTES DE IMPUESTO SOBRE LA RENTA, PARTICIPACIÓN DE LOS TRABAJADORES EN LAS UTILIDADES Y PARTICIPACIÓN EN ASOCIADAS	574,718	427,343
PROVISIONES PARA IMPUESTO SOBRE LA RENTA Y PARTICIPACIÓN DE UTILIDADES (Nota 22)	211,678	143,249
PARTICIPACIÓN EN LOS RESULTADOS DE COMPAÑÍAS ASOCIADAS (Nota 7)	20,028	18,101
UTILIDAD NETA POR OPERACIONES CONTINUAS	383,068	302,195
OPERACIÓN DISCONTINUADA (Nota 23)		(11,497)
UTILIDAD NETA CONSOLIDADA	$ 383,068	$ 290,698
Utilidad neta de accionistas mayoritarios	$ 364,648	$ 296,671
Utilidad (pérdida) neta de accionistas minoritarios (Nota 17)	18,420	(5,973)
Utilidad neta consolidada	$ 383,068	$ 290,698
Utilidad básica por acción de accionistas mayoritarios (Nota 24)		
Por operaciones continuas	3.64	3.06
Incluyendo operación discontinuada		2.95

Las notas adjuntas son parte de los estados financieros consolidados.

CORPORACIÓN GEO, S. A. DE C. V. Y SUBSIDIARIAS

ESTADOS CONSOLIDADOS DE VARIACIONES EN EL CAPITAL CONTABLE
POR LOS AÑOS QUE TERMINARON EL 31 DE DICIEMBRE DE 2002 Y 2001
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2002)

	Capital social		Prima en suscripción de acciones	Reserva para recompra de acciones	Utilidades retenidas	Insuficiencia en la actualización del capital contable	Efecto acumulado de impuesto sobre la renta diferido	Efecto de conversión de entidades extranjeras	Interés minoritario en subsidiarias consolidadas	Total (Nota 14)
	Nominal	Actualización								
SALDOS AL 1o. DE ENERO DE 2001	$112,851	$ 270,968	$2,309,448	$	$2,045,315	$ (1,838,207)	$ (583,432)	$ (169)	$ 96,525	$2,413,299
Creación de reserva para recompra de acciones				215,438	(215,438)					
Recompra de acciones propias	(63)	(153)		1,047						831
Utilidad integral					296,671	(207,525)		3,340	(5,973)	86,513
Otros		13			67				12,220	12,300
SALDOS AL 31 DE DICIEMBRE DE 2001	112,788	270,828	2,309,448	216,485	2,126,615	(2,045,732)	(583,432)	3,171	102,772	2,512,943
Aumento de capital	3,308									3,308
Recompra de acciones propias	(1,304)	(2,438)		3,742						
Utilidad integral					364,648	(122,779)		(421)	18,420	259,868
Retiros de interés minoritario									(81,384)	(81,384)
SALDOS AL 31 DE DICIEMBRE DE 2002	$114,792	$ 268,390	$2,309,448	$220,227	$2,491,263	$(2,168,511)	$ (583,432)	$ 2,750	$ 39,808	$2,694,735

Las notas adjuntas son parte de los estados financieros consolidados.

CORPORACIÓN GEO, S. A. DE C. V. Y SUBSIDIARIAS

ESTADOS CONSOLIDADOS DE CAMBIOS EN LA SITUACIÓN FINANCIERA
POR LOS AÑOS QUE TERMINARON EL 31 DE DICIEMBRE DE 2002 Y 2001
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2002)

	2002	2001
OPERACIÓN:		
Utilidad neta por operaciones continuas	$ 383,068	$ 302,195
Partidas que no requirieron (generaron) recursos:		
Depreciación y amortización	100,211	99,470
Participación en los resultados de compañías asociadas	(20,028)	(18,101)
Impuesto sobre la renta diferido	131,773	(66,394)
Amortización de gastos preoperativos	19,644	20,676
Ganancia en venta de acciones		(3,097)
Ganancia en venta de maquinaria y equipo	680	(860)
Prima de antigüedad	645	(144)
	615,993	333,745
Cambios en activos y pasivos de operación:		
Cuentas por cobrar	(219,857)	120,264
Certificados de participación ordinaria subordinados	126,536	(240,198)
Inventarios	(172,176)	(7,079)
Otros activos circulantes	(71,448)	95,691
Proveedores	238,399	15,278
Impuesto al activo pagado	(60,383)	(77,221)
Impuestos, gastos acumulados y otros	23,624	(129,617)
Participación de los trabajadores en la utilidad	(5,321)	(3,611)
	(140,626)	(226,493)
Recursos generados por la operación antes de operación discontinuada	475,367	107,252
Pérdida por operación discontinuada		(11,497)
Recursos generados por la operación	475,367	95,755
FINANCIAMIENTO:		
Financiamiento largo plazo - Neto	(294,372)	25,270
Financiamiento corto plazo - Neto	110,135	(18,703)
Recompra de acciones	3,308	831
(Retiros) aportaciones del interés minoritario	(81,384)	12,300
Efecto de conversión de entidades extranjeras	(421)	3,340
Recursos (utilizados) generados en actividades de financiamiento	(262,734)	23,038
INVERSIÓN:		
Adquisición de maquinaria y equipo	(68,718)	(9,144)
Venta de acciones y otros		19,465
Efecto de desconsolidación	(1,723)	
Inversión en acciones de asociadas y otros	(7,799)	(10,603)
Recursos utilizados en actividades de inversión	(78,240)	(282)
EFECTIVO E INVERSIONES TEMPORALES:		
Incremento	134,393	118,511
Saldo al inicio del período	721,693	603,182
Saldo al final del período	$ 856,086	$ 721,693

Las notas adjuntas son parte de los estados financieros consolidados.

CORPORACIÓN GEO S. A. DE C. V. Y SUBSIDIARIAS

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
POR LOS AÑOS QUE TERMINARON EL 31 DE DICIEMBRE DE 2002 Y 2001
(En miles de pesos de poder adquisitivo del 31 de diciembre de 2002)

1. ACTIVIDADES

CORPORACIÓN GEO, S. A. de C. V. ("GEO") es una compañía controladora, y junto con sus subsidiarias (colectivamente, la "Compañía"), tiene como principal actividad la promoción, diseño, construcción y comercialización de viviendas de interés social, que se desarrolla principalmente en México.

Las principales actividades de la Compañía por desarrollos inmobiliarios incluyen (i) la compra del terreno, (ii) la obtención de los permisos y licencias necesarios, (iii) la creación de infraestructura requerida para cada desarrollo inmobiliario, (iv) el diseño, construcción y comercialización de los desarrollos inmobiliarios, y (v) la asistencia a los compradores para que obtengan sus créditos hipotecarios. Además de sus actividades de desarrollos inmobiliarios, la Compañía actúa como contratista para ciertas entidades gubernamentales mexicanas, realizando actividades de construcción similares a las de sus desarrollos inmobiliarios, con la excepción de que la Compañía no adquiere el terreno en donde se construyen dichos proyectos.

El 9 de diciembre de 1997, GEO se asoció con Beazer Homes USA, una compañía del sector de vivienda en los Estados Unidos de Norteamérica. Con la firma de la asociación se creó la empresa subsidiaria Geo-Beazer L. P., iniciando sus operaciones en 1998. Por acuerdo del Consejo de Administración de Geo-Beazer, L. P. en septiembre de 2000, se decidió el cierre de operaciones de esta empresa, cuyos efectos se describen en la Nota 23. Durante 2002 se concluyo la liquidación de dicha empresa.

Ciclo operativo – Las operaciones de la Compañía generalmente presentan una estacionalidad significativa durante el año. Esta estacionalidad fue inicialmente el resultado de los ciclos operativo y de préstamo de varias instituciones que proporcionan financiamiento hipotecario al sector.

Sin embargo, los ciclos operativo y de préstamo de las instituciones de financiamiento hipotecario han llegado a ser menos estacionales en los últimos años, pero las operaciones de la Compañía continúan siendo de algún modo por naturaleza, estacionales. La mayoría de los desarrollos y construcciones comienzan hacia la primera mitad del año. Típicamente, la construcción de desarrollos inmobiliarios de interés social dura entre seis y nueve meses para ser terminada. Como resultado, la construcción de la mayoría de los desarrollos inmobiliarios construidos por la Compañía se termina durante el último trimestre del año. La comercialización y las ventas también se intensifican significativamente después del primer trimestre del año. En consecuencia, la Compañía ha experimentado y se estima continuará experimentando variaciones significativas en los resultados de sus operaciones de un trimestre a otro.

Aún cuando los ingresos por la venta de casas de interés social se reconocen usando el método de porciento de avance, la cobranza por dichas ventas no se efectúa sino hasta que las casas son terminadas y entregadas a los compradores. Por consiguiente, la Compañía debe financiar substancialmente todas sus actividades de desarrollo a través de financiamientos puente (por ejemplo, préstamos de bancos comerciales garantizados por los terrenos en donde serán construidos los desarrollos inmobiliarios y que serán pagados con la cobranza por las ventas de viviendas de los mismos desarrollos) y por medio de capital de trabajo. En consecuencia, la Compañía mantiene niveles altos de endeudamiento generalmente durante el segundo y tercer trimestres de cada año.

El sistema de financiamiento hipotecario mexicano – El sistema de financiamiento para el

mercado inmobiliario de México está dividido en cuatro grupos institucionales como sigue:

- Fondos gubernamentales de pensiones y vivienda, financiados principalmente por aportaciones de los trabajadores. Estos fondos son los siguientes:
    - Instituto Nacional del Fondo del Ahorro para la Vivienda de los Trabajadores (Infonavit) para trabajadores de la iniciativa privada.
    - Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Fovissste) para empleados del sector público.
    - Instituto de Seguridad y Servicios Sociales para las Fuerzas Armadas Mexicanas (Isssfam) para los militares.
- Bancos comerciales, usando fondos en depósito para proveer de financiamiento a los mercados de vivienda de ingresos medio y alto.
- Un fondo público de vivienda, el Fondo de Operación y Financiamiento Bancario a la Vivienda (Fovi), administrado por el Banco de México. El Fovi proporciona financiamiento con fondos del Banco Mundial, del Gobierno Mexicano y propios a través de los bancos comerciales y Sociedades Financieras de Objeto Limitado ("Sofoles"). Las Sofoles son entidades financieras de objeto limitado que operan como bancos que únicamente otorgan créditos hipotecarios.
- Subsidios directos de instituciones públicas de vivienda, como el Fondo Nacional de Habitaciones Populares y fideicomisos estatales de vivienda.

Los ingresos y costos por desarrollos inmobiliarios de la Compañía se relacionan con algunas de las fuentes de financiamiento mencionadas anteriormente. Los tipos de financiamiento otorgados a los compradores de casas construidas por la Compañía se mencionan a continuación:

- *Línea II del Infonavit* – Actualmente, el Infonavit ofrece cuatro líneas de crédito, de las cuales la Compañía opera bajo la línea II. A través de la línea II del Infonavit, se otorga financiamiento hipotecario a los derechohabientes calificados que desean comprar una vivienda terminada. Adicionalmente, el Infonavit solicita propuestas de los desarrolladores para proyectos de vivienda. A la aprobación de la propuesta del proyecto, el desarrollador firma un contrato con el Infonavit, quien se compromete a otorgar el financiamiento hipotecario a los compradores calificados identificados por el desarrollador.
- Durante 1997, el Infonavit instituyó un nuevo programa bajo la Línea II (el programa SOC del Infonavit), por el que los trabajadores que cumplen con los requisitos establecidos, participan en un sorteo para obtener un certificado para un crédito hipotecario del Infonavit.
- *Fovi* – El acceso a los fondos del Fovi para compra de una vivienda se inicia por el desarrollador inmobiliario. El financiamiento del Fovi se otorga a la Compañía para la construcción de viviendas que se venden a compradores calificados que ganen un mínimo de 3.2 a 15 veces el salario mínimo anual. A los solicitantes de crédito les requiere el pago de un enganche equivalente a la diferencia entre el monto del préstamo hipotecario y el precio de venta de la casa, siendo el mínimo actual para las casas de interés social un 10% del precio de venta.
- *Cofinanciamientos* – Préstamos hipotecarios otorgados por el Infonavit y bancos comerciales.

2. BASES DE PRESENTACIÓN

a. ***Consolidación de estados financieros*** – Los estados financieros consolidados incluyen los de GEO y los de sus subsidiarias, así como de los fideicomisos sobre los cuales tiene control. En aquellas empresas en las cuales la Compañía posee un control conjunto, se utiliza el método de consolidación proporcional. Los saldos y transacciones intercompañías importantes han sido eliminadas en estos estados financieros consolidados.

b. La Compañía ha celebrado ciertos contratos de Fideicomiso con la finalidad de desarrollar viviendas de interés social. La Compañía aporta el diseño y construcción de las viviendas y las contrapartes (varios individuos que actúan como fideicomitentes en dichos contratos) aportan los terrenos (y en algunos casos la urbanización) en los que se desarrollarán las viviendas. La participación de las contrapartes se presenta en los estados financieros consolidados como interés minoritario. Bajo estos contratos de fideicomiso, entre el 8.5% y el 10% del precio de venta se participa a las contrapartes por los terrenos aportados a los fideicomisos.

Al 31 de diciembre de 2002 y 2001, la Compañía tiene las siguientes subsidiarias consolidadas:

	Porcentaje de participación	
	2002	**2001**
	%	**%**
Nacionales:		
Crelam, S. A. de C. V.	100	100
Diseño y Proyección de Vivienda, S. A. de C. V.	100	100
Edificadora Sol, S. A. de C. V.	100	100
Evitam, S. A. de C. V.	95	95
Geo Baja California, S. A. de C. V.	100	100
Geo D. F., S. A. de C. V.	99	99
Geo Edificaciones, S. A. de C. V.	100	100
Geo Guanajuato, S. A. de C. V.	100	100
Geo Guerrero, S. A. de C. V.	100	100
Geo Hidalgo, S. A. de C. V.	100	99
Geo Importex, S. A. de C. V.	100	100
Geo Jalisco, S. A. de C. V.(1)		100
Geo Laguna S. A. de C. V.	100	100
Geo Monterrey, S. A. de C. V.	97	97
Geo Morelos, S. A. de C. V.	100	100
Geo Oaxaca, S. A. de C. V.(1)		100
Geo Puebla, S. A. de C. V	100	100
Geo Reynosa, S. A. de C. V.	100	100
Geo Tampico, S. A. de C. V.	100	100
Geo Veracruz, S. A. de C. V.	100	100
Inmobiliaria Anso, S. A. de C. V.	100	100
Inmobiliaria Camar, S. A. de C. V.	100	100
Inmobiliaria Jumáis, S. A. de C. V.	100	100
Lotes y Fraccionamientos, S. A. de C. V.	100	100
Geo Hogares Ideales, S. A. de C. V.	100	100
Obras y Proyectos Coma, S. A. de C. V.	99	99
Fideicomisos:		
Chilpancingo		
Valle del Virrey		
De la Cima		
Los Arcos (2)		
Nuevo Laredo (2)		

	Porcentaje de participación 2002 %	2001 %
Internacionales:		
Inversiones Geo Chile Limitada	100	100
Constructora Geosal, S. A.		50
Inmobiliaria Geosal, S. A.		50
Agrícola las Vizcachas Limitada		50
Geo Beazer, L. P. (liquidada en 2002)		51

(1) Empresas que se fusionan el 31 de diciembre de 2001 y 2002.
(2) Fideicomiso liquidado durante 2002.

Al 31 de diciembre de 2002 y 2001, GEO mantiene participación en las siguientes compañías asociadas:

	Porcentaje de Participación en asociadas 2002 %	2001 %
Hipotecaria su Casita, S. A.	8.86	9.58
Centro de Investigación y Documentación de la Casa, S.C.	9.00	9.00
Destino Electrónico, S. A. de C. V.	3.00	3.00
Ultima Comunicaciones, S. A. de C. V.	48.00	48.00
Constructora Geosal, S. A.	49.00	
Inmobiliaria Geosal, S. A.	49.00	
Agrícola las Vizcachas Limitada	49.00	

c. ***Conversión de estados financieros de subsidiarias*** – Para consolidar los estados financieros de subsidiarias extranjeras que operan en forma independiente de la Compañía, se aplican las mismas políticas contables de la Compañía y se actualizan por la inflación del país en que operan y se expresan en moneda de poder adquisitivo al cierre del ejercicio y posteriormente, todos los activos y pasivos se convierten al tipo de cambio en vigor al cierre del ejercicio. El capital social se convierte al tipo de cambio de la fecha en que se efectuaron las aportaciones, las utilidades retenidas (en su caso, déficit), al tipo de cambio de cierre del ejercicio en que se obtuvieron (se incurrió), y los ingresos, costos y gastos al tipo de cambio de cierre del período que se informa. Los efectos de conversión se presentan en el capital contable.

d. ***Operaciones discontinuadas*** – Debido al cierre de operaciones de GEO-Beazer L. P. mencionado anteriormente, los resultados de las operaciones de dicha entidad se presentan separadamente como operaciones discontinuadas en los estados de resultados por el año terminado el 31 de diciembre de 2001 (ver Nota 23).

e. ***Utilidad integral*** – La utilidad integral que se presenta en los estados de variaciones en el capital contable adjuntos, se integra por la utilidad neta del ejercicio más otras partidas que representan una ganancia o pérdida del mismo período, que de conformidad con los principios de contabilidad generalmente aceptados en México se presentan directamente en el capital contable, sin afectar el estado de resultados. En 2002 y 2001, las otras partidas de utilidad integral están representadas por insuficiencia en la actualización del capital contable, los efectos de conversión de entidades extranjeras y el resultado de la inversión de los accionistas minoritarios.

f. *Reclasificaciones* – Los estados financieros por el año que terminó el 31 de diciembre de 2001 han sido reclasificados en ciertos rubros para conformar su presentación con la utilizada en 2002.

3. RESUMEN DE LAS PRINCIPALES POLÍTICAS CONTABLES

Las políticas contables que sigue la Compañía están de acuerdo con los principios de contabilidad generalmente aceptados en México, los cuales requieren que la administración de la Compañía efectúe ciertas estimaciones y utilice ciertos supuestos para valuar algunas de las partidas de los estados financieros y para efectuar las revelaciones que se requieren en los mismos. Aun cuando los resultados reales pueden diferir de dichas estimaciones, la administración de la Compañía considera que las estimaciones y supuestos utilizados fueron los adecuados en las circunstancias. Las principales políticas contables seguidas por la Compañía son las siguientes:

Comparabilidad

a. *Desincorporación de subsidiaria* – En 2002 la Compañía vendió el uno porciento de las acciones representativas del capital social de las subsidiarias Constructora Geosal, Inmobiliaria Geosal y Agrícola las Vizcachas. Hasta el 31 de diciembre de 2001, debido a que la Compañía mantenía control conjunto sobre las políticas de gobierno de dichas subsidiarias se utilizó el método de consolidación proporcional. Al 31 de diciembre de 2001, la inversión en esas subsidiarias se reconoce bajo el método de participación. La información financiera condensada al 31 de diciembre de 2001 se resume a continuación:

	Diciembre 2001
Balances generales:	
Activo circulante	$ 183,356
Activo fijo	28,978
Pasivo total	(124,748)
Capital contable	$ 87,586

	Año que terminó el 31 de diciembre de 2001
Estado de resultados:	
Ingresos	$ 108,095
Costos y gastos	(109,068)
Impuestos	(485)
Pérdida neta	$ (1,458)

b. *Reconocimiento de los efectos de la inflación* – La Compañía actualiza sus estados financieros en términos de pesos de poder adquisitivo de la fecha del último balance general que se presenta, reconociendo así los efectos de la inflación en la información financiera. En consecuencia, los estados financieros del año anterior que se presentan, también han sido actualizados en términos del mismo poder adquisitivo y sus cifras difieren de las originalmente presentadas que estaban en pesos de poder adquisitivo del cierre del año. Consecuentemente, las cifras de los estados financieros adjuntos son comparables, al estar todas expresadas en pesos constantes.

c. ***Inversiones temporales*** – Se valúan al costo de adquisición, más rendimientos devengados o a su valor neto de realización estimado, el que sea menor, en su caso, se valúan a valor de mercado.

d. ***Inventarios inmobiliarios*** – Se valúan al costo de adquisición de terrenos, licencias, materiales, mano de obra y gastos directos e indirectos que se incurren en la actividad de construcción de la Compañía. Se actualizan conforme al método de costos específicos.

   Durante el período de desarrollo de los inventarios inmobiliarios, se capitaliza el costo integral de financiamiento de créditos puente hipotecarios y otros financiamientos relacionados con el proceso de construcción.

e. ***Inversión en acciones de asociadas*** – Se valúan aplicando el método de participación cuando la Compañía tiene influencia significativa (generalmente una participación entre el 10% y el 50% y que no tenga control sobre la empresa asociada).

f. ***Inmuebles, maquinaria y equipo*** – Se registran al costo de adquisición, y se actualizan mediante factores derivados del Índice Nacional de Precios al Consumidor (INPC). En el caso de activos fijos de origen extranjero su costo de adquisición se actualiza con la inflación del país de origen y se considera la fluctuación del peso mexicano con relación a dicha moneda. La depreciación se calcula conforme al método de línea recta con base en la vida útil de los activos, de acuerdo como sigue:

	Años promedio	
	2002	**2001**
Edificios	37	38
Maquinaria y equipo	11	12
Equipo de transporte	4	4
Equipo de cómputo	3	3
Mobiliario y equipo	10	10
Gastos de Instalación	5	5

g. ***Gastos de instalación*** – La Compañía capitaliza todas aquellas inversiones relacionadas con los centros de venta, los cuales se reexpresan con el INPC y se amortizan aplicando el método de línea recta, en cinco años.

h. ***Herramientas*** – Las herramientas se valúan a su costo de adquisición. Se reexpresan con el INPC y se amortizan en línea recta en tres años.

i. ***Gastos preoperativos*** – Los gastos preoperativos se incluyen en otros activos y representan todas aquellas erogaciones que se incurren en el desarrollo de nuevos productos nacionales, incluyendo la creación de centros de producción para desarrollar mercados e iniciar operaciones de venta. Se reexpresan con el INPC y se amortizan a partir de que se inicia el proceso de construcción aplicando el método de línea recta, en cinco años.

j. ***Gastos de emisión de deuda*** – Los gastos relacionados con la emisión de deuda se registran al costo. Se reexpresan con el INPC y se amortizan como gastos financieros durante la vida de la deuda de acuerdo con el saldo insoluto, o con base en el método de línea recta cuando su importe total se liquida al vencimiento.

k. ***Comisiones por pagar*** – Las comisiones por pagar a los vendedores se reconocen como gastos cuando se registra la venta relativa.

l. ***Provisión para garantías*** – La provisión de obligaciones futuras por garantías sobre las casas vendidas, se reconoce como gasto en el período en el que se registran las ventas relativas y se incluye dentro del rubro impuestos y gastos acumulados en los balances generales consolidados.

m. ***Obligaciones laborales al retiro*** – El pasivo por prima de antigüedad, se registra conforme se devenga, el cual se calcula por actuarios independientes con base en el método de crédito unitario proyectado utilizando tasas de interés reales. Por lo tanto, se está reconociendo el pasivo que a valor presente, se estima cubrirá la obligación por estos beneficios a la fecha estimada de retiro del conjunto de empleados que labora en la Compañía. Las indemnizaciones se cargan a los resultados cuando se toma la decisión de pagarlas.

n. ***Impuesto sobre la renta, impuesto al activo y participación de los trabajadores en las utilidades*** – Las provisiones para el impuesto sobre la renta (ISR) y participación de los trabajadores en las utilidades (PTU), se registran en los resultados del año en que se causan, y se reconoce el ISR diferido proveniente de las diferencias temporales que resultan de la comparación de los valores contables y fiscales de los activos y pasivos, y en su caso, se incluye el beneficio de las pérdidas fiscales por amortizar. El impuesto sobre la renta diferido activo, se registra sólo cuando existe alta probabilidad de que pueda recuperarse. Se reconoce la PTU diferida proveniente de las diferencias temporales entre el resultado contable y la renta gravable, sólo cuando se pueda presumir razonablemente que van a provocar un pasivo o beneficio, y no exista algún indicio de que vaya a cambiar esa situación, de tal manera que los pasivos o los beneficios no se materialicen.

   El impuesto al activo pagado que se espera recuperar, se registra como un anticipo de impuesto sobre la renta y se presenta en el balance general disminuyendo el pasivo por ISR diferido

o. ***Operaciones en moneda extranjera*** - Las operaciones en moneda extranjera se registran al tipo de cambio vigente a la fecha de su celebración. Los activos y pasivos monetarios en moneda extranjera se valúan en moneda nacional al tipo de cambio vigente a la fecha de los estados financieros. Las fluctuaciones cambiarias se registran en los resultados.

p. ***Insuficiencia en la actualización del capital contable*** – Se integra del resultado por posición monetaria acumulado hasta la primera actualización y la ganancia (o pérdida) por tenencia de activos no monetarios que representa el cambio en el nivel específico de precios que se incrementó por encima (por debajo) de la inflación menos el efecto del impuesto sobre la renta diferido relativo.

q. ***Reconocimiento de ingresos*** – Los ingresos por desarrollos inmobiliarios se registran de acuerdo al método de "porciento de avance" considerando el número de unidades equivalentes en función de los costos incurridos en cada proyecto o desarrollo. Hasta el año anterior se calculaba con base en el porcentaje que los costos incurridos representaban del total de los costos estimados. Esta modificación no implica cambio alguno en la política del reconocimiento de ingresos, sino una adecuación en la forma de cálculo del avance, el efecto de esta adecuación representó una disminución de la utilidad bruta de $1,633 que en términos porcentuales es el 0.1% de la utilidad bruta.

Por los contratos de construcción los ingresos se reconocen igualmente conforme al método de "porcentaje de avance", con base en el porcentaje que los costos incurridos representan del total de los costos estimados.

La Compañía registra sus ingresos provenientes de desarrollos inmobiliarios, cuando se cumplan los requisitos siguientes, hasta por el total del número de unidades equivalentes producidas que estén vendidas:

I. Para venta a derechohabientes del INFONAVIT:

- Los proyectos han sido aprobados por el INFONAVIT en sus modalidades de paquetes línea II, subastas de financiamiento ganadas y cofinanciamientos.

- Cuando el derechohabiente comprador ha entregado su enganche (si es que se requiere).

- El derechohabiente ha firmado su contrato de compraventa.

- El derechohabiente ha presentado toda la documentación oficial requerida ante el INFONAVIT para el trámite de su crédito.

- Se ha comprobado que el derechohabiente ha obtenido la calificación mínima publicada en el Diario Oficial de la Federación correspondiente al período de que se trate.

Cumplidos los requisitos relacionados, se considera que la venta se ha realizado.

En base a la experiencia de la Compañía, se confirma que las solicitudes que son calificadas favorablemente por la Compañía y cumplen con todos requisitos, son aprobadas en un 97% por el INFONAVIT. Aquellas que son rechazadas, se sustituyen por las de otros derechohabientes cuya documentación ha sido presentada al INFONAVIT, dado que la Compañía los tiene en su cartera de clientes dada la gran demanda existente de vivienda.

La Compañía mantiene una provisión de $7,758 y $7,097 al 31 de diciembre de 2002 y 2001, respectivamente, para las posibles cancelaciones de contratos.

Ia. Para venta a derechohabientes del INFONAVIT mediante el Sistema de Otorgamiento de Créditos (SOC), cuando se cumple lo siguiente:

- Los proyectos han sido aprobados por el INFONAVIT en sus modalidades de paquetes línea II, subastas de financiamiento ganadas.

- Cuando el comprador derechohabiente ha entregado su enganche (si es que se requiere).

- El derechohabiente ha firmado su contrato de compraventa.

- El derechohabiente aparece en la relación de ganadores que se publica de la subasta de créditos, en el entendido de que si la publicación se realiza dentro de los 45 días siguientes al cierre de la convocatoria de inscripción para la subasta de créditos, o de la fecha de la última entrega de candidatos, se considerará que las ventas se realizaron en el mes en que se cerró la convocatoria o que se entregó la última relación de candidatos.

- Que el monto del crédito del cliente sea razonable y pueda razonablemente esperarse el cobro de la vivienda, tomando en consideración el "crédito estimado en número de veces de salario mínimo (V.S.M.)" que se publica o el proyectado por la Compañía, y en su caso considerando que el cliente entregue la diferencia.

II. Para venta a clientes con crédito bancario "FOVI"; se registra el ingreso cuando se ha cumplido con los requisitos siguientes:

- Tener ganada una subasta Fovi, y estar vigente a la fecha.

- Que la Compañía realice una revisión y evaluación del cliente, a efecto de comprobar que es sujeto de crédito en calidad y monto.

- Obtener del banco o Sociedad Financiera de Objeto Limitado (SOFOL) carta en donde conste que el cliente ha sido sujeto a una investigación de referencias bancarias y el resultado haya sido favorable, por lo que obtiene una carta de "Preautorización".

- El cliente debe haber pagado parcial o totalmente su enganche, y que la diferencia se documente.

- Que se haya celebrado un contrato de compraventa con el cliente, y quede debidamente firmado.

- Tener integrado el expediente del cliente con toda la documentación solicitada por el banco o SOFOL.

- El expediente deberá ser entregado al banco o SOFOL dentro de los 45 días naturales siguientes a la obtención de la carta de preautorización, a efecto de tramitar y obtener la autorización definitiva del crédito del cliente.

III. Para venta con hipoteca "FOVI" mediante subasta con crédito Bancomer; se registra el ingreso:

- Cuando el comprador ha entregado su enganche a la institución financiera y ésta a su vez ha liquidado el valor total de la vivienda a la Compañía.

IV. Para venta a clientes con crédito bancario "FOVI" mediante el Programa Especial de Créditos (PEC); se registra el ingreso cuando se han cumplido con los requisitos siguientes:

- Tener ganada una subasta FOVI para el PEC, y estar vigente a la fecha.

- Que se haya celebrado con un contrato de compraventa con el cliente.

- Tener copia de la solicitud de inscripción al concurso de enganches por parte del cliente, en donde se especifica el monto del enganche depositado por el mismo. Este enganche depositado en el banco o SOFOL se entregará a la Compañía al momento de la escrituración de la vivienda.

- Tener copia de la carta de confirmación que expide el banco o SOFOL, en donde se acredite que el cliente tiene asignado el derecho sobre un crédito individual de alguna de las promociones de la Compañía por resultar ganador del concurso.

- Tener acuse de recibo al entregar la solicitud de crédito y el expediente del cliente al banco o SOFOL dentro de los 10 días hábiles siguientes a la publicación u obtención de la carta de confirmación de ganadores (a efecto de obtener la autorización definitiva del crédito); en caso de que no se cumpla con este requisito dentro del plazo estipulado, se cancelará el derecho del crédito individual del cliente por parte de FOVI.

V. Para venta a clientes del sector público "FOVISSSTE" se registra el ingreso cuando se han cumplido con los requisitos siguientes:

- Contar con el número de registro del paquete de vivienda terminada aprobado por el Comité FOVISSSTE, así como el recibo de pago que equivale al 0.07% del valor de la vivienda.
- El derechohabiente ha firmado su contrato de compra venta.
- Contar con la publicación de ganadores en donde el cliente resultó seleccionado.
- Que el monto de crédito del cliente sea razonable y pueda razonablemente esperarse el cobro de la vivienda, tomando en consideración el crédito estimado en número de veces de salario mínimo (V.S.M.) que se publica o el proyectado por la compañía y en su caso considerando que el cliente entregue la diferencia.
- El expediente deberá ser entregado al banco o sofol y/o FOVISSSTE, dentro de los 45 días naturales siguientes a la publicación de ganadores, a efecto de tramitar y obtener el Certificado de Crédito Hipotecario para la vivienda terminada del cliente, expedida por dicha institución o por el FOVISSSTE.

r. ***Resultado por posición monetaria*** – El resultado por posición monetaria, que representa la erosión del poder adquisitivo de las partidas monetarias originada por la inflación, se calcula aplicando factores derivados del INPC a la posición monetaria neta mensual. La pérdida se origina de mantener una posición monetaria activa neta.

s. ***Utilidad por acción*** – La utilidad básica por acción ordinaria se calcula dividiendo la utilidad neta mayoritaria entre el promedio ponderado de acciones ordinarias en circulación durante el ejercicio.

4. CUENTAS POR COBRAR

	2002	2001
Clientes por ventas inmobiliarias y por avance (1)	$ 2,578,517	$ 2,411,230
Provisión para cancelación de contratos (2)	(7,758)	(7,097)
Total por actividades de desarrollos inmobiliarios	2,570,759	2,404,133
Obra ejecutada no estimada	12,128	15,469
Estimaciones por cobrar	16,147	14,460
Fondo de garantía	3,302	21,606
Documentos por cobrar y otros	17,201	47,141

Reserva para cuentas incobrables	(26,390)	
Total construcción y otras cuentas por cobrar	22,388	98,676
	$ 2,593,147	$ 2,502,809

(1) Los clientes por ventas inmobiliarias y por avance se integran de acuerdo al tipo de hipoteca, como sigue:

	2002	2001
Fovi	$ 603,373	$ 484,399
Línea II y subasta Infonavit	1,975,144	1,797,529
Total operación nacional	2,578,517	2,281,928
Total operación internacional		129,302
	$ 2,578,517	$ 2,411,230

(2) La estimación se integra como sigue:

	2002	2001
Ventas	$ (15,993)	$ (14,633)
Costos	8,235	7,536
Total	$ (7,758)	$ (7,097)

5. INVENTARIOS INMOBILIARIOS

	2002	2001
Construcciones en proceso de desarrollos inmobiliarios	$ 585,277	$ 756,505
Terrenos en desarrollo	*831,478*	*691,856*
Materiales para construcción	202,601	174,730
Anticipos a contratistas	13,109	32,642
	1,632,465	1,655,733
Menos: Terrenos a largo plazo	178,008	124,029
	$ 1,454,457	$ 1,531,704

6. OTROS ACTIVOS CIRCULANTES

	2002	2001
Impuestos por recuperar	$ 18,481	$ 52,699
Deudores diversos	117,368	20,723
Pagos anticipados	47,385	43,786
Otros		1,985
	$ 183,234	$ 119,193

7. INVERSIÓN EN ACCIONES DE ASOCIADAS

La inversión en acciones de asociadas es como sigue:

	2002	2001
Hipotecaria su Casita, S. A.	$ 82,557	$ 71,249
Centro de Investigación y Documentación de la Casa, S. C.	287	326
Destino Electrónico, S. A. de C. V.	(95)	(92)
Ultima Comunicaciones, S. A. de C. V.	(624)	(492)
Grupo Geosal	94,928	
	$ 177,053	$ 70,991

La participación en los resultados de compañías asociadas es como sigue:

	2002	2001
Hipotecaria su Casita, S. A.	$ 18,877	$ 18,663
Centro de Investigación y Documentación de la Casa, S. C.	(18)	20
Destino Electrónico, S. A. de C. V.	(8)	(64)
Ultima Comunicaciones, S. A. de C. V.	(288)	(518)
Grupo Geosal	1,465	
Utilidad neta	$ 20,028	$ 18,101

8. CERTIFICADOS DE PARTICIPACIÓN ORDINARIOS AMORTIZABLES - Burzatilización de derechos de crédito futuros

Las subsidiarias de GEO establecieron en 2000 un programa revolvente para la bursatilización de derechos de crédito futuros (Derechos) que se derivan de sus contratos de compraventa de viviendas, los cuales se afectan al fideicomiso constituido para tal efecto en Nacional Financiera, S. N. C. Institución de Banca de Desarrollo; Nacional Financiera opera como el fiduciario.

A través de una oferta pública de Certificados de Participación Ordinarios Amortizables (CPO's), que comprende la emisión de CPO's preferentes y CPO's subordinados, que son adquiridos por el público inversionista y GEO, respectivamente, el fideicomiso obtiene los recursos necesarios para invertirlos en la adquisición de los Derechos. Una vez que en el fideicomiso se cobran los Derechos, se efectúan nuevas adquisiciones, tomando en consideración el vencimiento de la emisión de los CPO's. En abril y diciembre de 2000 y diciembre de 2001, se efectuaron emisiones de CPO's por $133,000, $167,000 y $100,000, respectivamente, las cuales vencen en abril de 2002, en julio de 2004 y agosto de 2005. La primera emisión fue amortizada anticipadamente el 15 de enero de 2002.

GEO tiene la obligación de terminar de construir las viviendas relativas a los Derechos y la responsabilidad de efectuar la cobranza de los Derechos y depositarla diariamente en el fideicomiso. Los CPO's preferentes se liquidan a su valor nominal y devengan intereses a la tasa de 11.15%, de 10.18% y 9.93% anual, respectivamente, con cargo al patrimonio del fideicomiso. Con los recursos provenientes de la cobranza de los Derechos, se constituye en el fideicomiso un fondo ("Aforo") para el pago de gastos e intereses a favor de los CPO's preferentes. Una vez que se pagan totalmente los CPO's preferentes, el remanente del patrimonio del fideicomiso, se utiliza para pagar los CPO's subordinados.

La amortización anticipada de los CPO's preferentes, de conformidad con lo establecido en el fideicomiso y previa instrucción del Comité Técnico al fiduciario, se efectuará a su valor nominal entre otras razones, cuando:

a. Los fideicomitentes se nieguen o no puedan ceder por cualquier causa al fideicomiso

derechos de crédito futuros adicionales, para llevar a cabo inversiones permitidas, y dicha eventualidad se traduzca en la acumulación del 50% en efectivo fideicomitido del valor del principal de los CPO's preferentes, permaneciendo dicha situación durante 60 días naturales.

b. Los derechos de crédito futuros no reúnan los criterios de elegibilidad establecidos en el acta de emisión del fideicomiso.

Las emisiones de CPO's han sido:

	2002	2001
Primera emisión - 15 de abril de 2000	$	$ (133,000)
Segunda emisión - 7 de diciembre de 2000	(167,000)	(167,000)
Tercera emisión - 20 de diciembre de 2001	(100,000)	(100,000)
Aforo de las emisiones	(173,673)	(298,517)
Reinversiones - Neto	(962,247)	(211,143)
Derechos de crédito bursatilizados - total	(1,402,920)	(909,660)
Menos - Cartera escriturada y cobrada	797,405	780,252
Derechos de crédito bursatilizados - Neto	(605,515)	(129,408)
Menos obra ejecutada relativa a los derechos de crédito	400,526	152,631
Menos inversión en CPO's subordinados	359,865	243,014
Derechos de crédito - Neto	154,876	266,237
Actualización al 31 de diciembre de 2002		15,176
CPO's subordinados - Neto	$ 154,876	$ 281,413

9. INMUEBLES, MAQUINARIA Y EQUIPO

	2002	2001
Terreno	$ 72,510	$ 25,284
Edificios	123,607	53,311
Maquinaria y vehículos	765,279	607,185
Equipo de cómputo	96,573	98,545
Mobiliario y equipo	76,519	77,033
	1,134,488	861,358
Depreciación acumulada	(433,423)	(342,167)
	701,065	519,191
Terrenos y construcciones en arrendamiento financiero		86,659
Maquinaria en arrendamiento financiero		164,077
Amortización acumulada		(44,248)
		206,488
Gastos de instalación	57,399	73,873
Amortización acumulada	(27,156)	(40,776)
	30,243	33,097
	$ 731,308	$ 758,776

10. OTROS ACTIVOS

	2002	2001
Gastos preoperativos nacionales	$ 28,455	$ 45,074
Gastos preoperativos internacionales		16,114
Gastos de emisión de deuda	15,172	5,935
Herramientas y equipo menor	67,185	95,674
	110,812	162,797
Amortización acumulada	(15,247)	(31,966)
	95,565	130,831
Documentos por cobrar a largo plazo (1)	11,794	12,286
	$ 107,359	$ 143,117

(1) Corresponden a derechos de cobro sobre hipotecas otorgadas por la Comisión Estatal de la Vivienda del Estado de Querétaro con las siguientes características: plazo 30 años, vencimientos periódicos hasta el año 2026; la cobranza es efectuada por el Infonavit.

11. INSTITUCIONES DE CRÉDITO

	2002	2001
Moneda nacional		
Créditos puente hipotecarios con garantía de los inventarios inmobiliarios, tasas de interés variable con base en la tasa TIIE más 2 a 3.75 puntos porcentuales al 31 de diciembre de 2002 y 2001.	$ 876,184	$ 967,129
Papel Comercial emitido a través de Casa de Bolsa Bancomer, Banorte, Inverlat e Inbursa, con una tasa de descuento del 10.56% al 31 de diciembre de 2002, y del 9.63% al 10.32% al 31 de diciembre de 2001.	46,381	90,903
Créditos puente hipotecarios con garantía de los inventarios inmobiliarios, tasas de interés variable con base en UDIS más 8.34% al 31 de diciembre de 2002 y 2001.	16,899	40,996
Créditos directos, sin garantía específica, con una tasa de interés del 10.95% al 11.90% al 31 de diciembre de 2002 y del 15.% al 18.34% al 31 de diciembre de 2001, con varios vencimientos menores a un año.	135,452	238,878
Pesos Chilenos		
Créditos puente hipotecarios con garantía de los inventarios inmobiliarios, por $5,268,520,792 de pesos chilenos, tasas de interés variable sobre la base de Unidades de Fomento 6.095% más 6.57% hasta 7.72% al 31 de diciembre de 2001.		78,329
	$ 1,074,916	$ 1,416,235

Al 31 de diciembre de 2002 la Compañía cuenta con líneas disponibles por un monto $3,995,091

b. TIIE.- Tasa de interés interbancaria de equilibrio que es definida por el Banco de México; al 31 de diciembre de 2002 y 2001, la TIIE fue de 8.535% y 7.90%, respectivamente.

c. UDIs.- Son unidades de inversión, las cuales son valuadas en pesos y se indexan conforme el cambio en el Indice Nacional de Pesos al Consumidor (INPC). Los préstamos se presentan en el balance de acuerdo al valor en moneda nacional de la UDI; los intereses de los préstamos se calculan en función a la UDI. El principal y los intereses se pagan de acuerdo al valor en moneda nacional de las UDIs del día de pago. El valor de la UDI en moneda nacional al 31 de diciembre de 2002 es de 3.225778 pesos.

d. LIDER.- Es la tasa más alta del día entre CETES (6.98% y 17.59% al 31 de diciembre de 2002 y 2001, respectivamente), CPP (Tasa definida por el Banco de México) o TIIE.

12. PROVEEDORES DE TERRENOS

La Compañía tiene celebrados contratos de compraventa por los siguientes terrenos:

	2002	2001
Contrato por un monto total de $84,152, con vencimiento en el 2003.	$ 56,152	
Contrato por un monto total de $35,384. Pago inicial de $20,000 al momento de la escrituración y el remanente a un plazo menor a un año.	35,384	
Contrato por un monto total de $33,289, con vencimiento en el 2003.	22,362	
Contrato por un monto total de $31,500, con vencimiento en 2002.		$ 22,724
Contrato por un monto total de $2,864,250 dólares estadounidenses y con las condiciones siguientes: Pago de $2,004,975 dólares estadounidenses, con vencimiento al momento de la escrituración.		19,309
Contratos por un monto total de $21,976 y con las condiciones siguientes: Pago del 20% al momento de la escrituración, el diferencial dentro del los 45 días naturales posteriores a la firma de la escritura.		19,532
Contrato por un monto total de $42,718 y con las condiciones siguientes: pagos mensuales hasta el 30 de abril de 2002.		11,048
Contratos por varios predios, con varios vencimientos.	118,946	94,187
Total	232,844	166,800

Vencimientos a corto plazo	232,844	145,759
Pasivo a largo plazo	$ 0	$ 21,041

13. IMPUESTOS, GASTOS ACUMULADOS Y OTROS

	2002	2001
Impuestos, excepto impuesto sobre la renta	$ 62,246	$ 50,416
Provisiones	58,704	41,620
Acreedores por servicios	66,713	78,345
	$ 187,663	$ 170,381

14. PASIVO A LARGO PLAZO

	2002	2001
Moneda Nacional		
Pagaré a mediano plazo, con vencimiento el 7 de agosto de 2003; tasas de interés variable que al 31 de diciembre de 2002 y 2001 son del 13.38% y 23.01% respectivamente.	$ 300,000	$ 317,100
Pagaré a mediano plazo, con vencimiento el 27 de enero de 2005; tasas de interés variable que al 31 de diciembre de 2002 y 2001 son del 13.38%. y 13.65 respectivamente.	300,000	317,100
Pagaré a mediano plazo, con vencimiento el 28 de marzo de 2006; tasas de interés variable que al 31 de diciembre de 2002 y 2001 son del 13.13% y 15.34% respectivamente.	135,000	142,695
Pagaré a Mediano Plazo, con vencimiento el 26 de abril de 2006; tasas de interés variable que al 31 de diciembre de 2002 y 2001 son del 11.75% y 13.20%, respectivamente.	65,000	68,705
Pagaré a Mediano Plazo, con vencimiento el 6 de octubre de 2006; tasa de interés variable que al 31 de diciembre de 2002 es del 11.75%.	200,000	
Contratos de arrendamiento financiero para la adquisición de maquinaría y equipo con una tasa de interés variable sobre la tasa TIIE más 1.5% al 31 de diciembre de 2002 y 2001, con diversos vencimientos.	3,924	14,143
Crédito hipotecario con garantía en cierto número de casas otorgado por Banco Bilbao Vizcaya, a una tasa variable que al 31 de diciembre de 2002 es del 18%.	434	47l
Dólares		
Programa de Europapel Comercial hasta un monto de		

	2002	2001
$70,000,000 de dólares estadounidenses. Al 31 de diciembre de 2002 se ha dispuesto de $4,000,000 de dólares, a una tasa de interés fija del 7% anual, con vencimiento el 4 de abril del 2003.	41,757	
Pagaré contratado con GE Capital por $6,500,000 de dólares estadounidenses, pagadero en 19 abonos trimestrales remanentes, con una tasa de interés del 9.57% al 31 de diciembre de 2002 y 2001, garantizado con un avión propiedad de la Compañía.	44,957	48,513
Pagarés a mediano plazo por $50,000,000 de dólares estadounidenses a una tasa de interés fija del 10% anual, con vencimiento el 23 de mayo del 2002.		103,591
Pesos Chilenos		
Crédito con el Banco del Estado de Chile por un importe de $2,303,529,298 de pesos chilenos, con una tasa de interés sobre la base de la Tasa Activa Bancaria promedio del 6.7% mas 1.2% al 31 de diciembre de 2001.		34,509
	1,091,072	1,046,827
Menos porción circulante del pasivo a largo plazo	(353,480)	(123,904)
	737,592	922,923
Prima de antigüedad	2,110	1,465
	$ 739,702	$ 924,388

a. Los vencimientos del pasivo a largo plazo al 31 de diciembre de 2002, excluyendo obligaciones laborales al retiro, son:

2004	$ 37,592
2005	300,000
2006	400,000
	$ 737,592

15. CAPITAL CONTABLE

a. El capital contable mayoritario a valores históricos y actualizados se integra como sigue:

		2002	
	Histórico	Actualización	Total
Capital social	$ 114,792	$ 268,390	$ 383,182
Prima en suscripción de acciones	998,453	1,310,995	2,309,448
Reserva para recompra de acciones	215,011	5,216	220,227
Utilidades retenidas	1,873,597	617,666	2,491,263
Insuficiencia en la actualización del capital contable		(2,168,511)	(2,168,511)

Efecto acumulado de impuesto sobre la renta diferido	(528,707)	(54,725)	(583,432)
Efecto de conversión de entidades extranjeras	204	2,546	2,750
	$ 2,673,350	$ (18,423)	$ 2,654,927

		2001	
	Histórico	**Actualización**	**Total**
Capital social	$ 112,788	$ 270,828	$ 383,616
Prima en suscripción de acciones	998,453	1,310,995	2,309,448
Reserva para recompra de acciones	200,000	16,485	216,485
Utilidades retenidas	1,486,534	640,081	2,126,615
Insuficiencia en la actualización del capital contable		(2,045,732)	(2,045,732)
Efecto acumulado de impuesto sobre la renta diferido	(528,707)	(54,725)	(583,432)
Efecto de conversión de entidades extranjeras	924	2,247	3,171
	$ 2,269,992	$ 140,179	$ 2,410,171

Al 31 de Diciembre de 2002, el capital social autorizado es de 161'079,308 acciones, de las cuales están suscritas y pagadas 103,426,813 acciones respectivamente. Las acciones son sin valor nominal, sin derecho a retiro, y corresponden al capital fijo. Al 31 de diciembre del 2002 se encuentran en circulación 102,392,313 acciones y 1,034,500 en tesorería.

b. La utilidad integral que se presenta en los estados de variaciones en el capital contable adjuntos, representa el resultado total de la actuación de la Compañía durante cada ejercicio, y se integra por la utilidad neta del ejercicio más otras partidas del mismo período que de conformidad con los principios de contabilidad generalmente aceptados en México se presentan directamente en el capital contable, sin afectar el estado de resultados. En 2002 y 2001, las otras partidas de utilidad integral están representadas por la insuficiencia en la actualización del capital contable, los efectos de conversión de entidades extranjeras y el resultado de la inversión de los accionistas minoritarios.

c. La distribución del capital contable, excepto por los importes actualizados del capital social aportado y las utilidades retenidas fiscales, causará el impuesto sobre la renta sobre dividendos a cargo de la Compañía a la tasa del 35%. A partir de 2003 dicha tasa se reducirá en un punto porcentual en cada año hasta llegar al 32% en 2005. El impuesto que se pague por dicha distribución, se podrá acreditar contra el impuesto sobre la renta a cambio de la compañía en los tres ejercicios siguientes al pago.

   Con motivo de la reforma fiscal para el ejercicio 2003, el acreditamiento del impuesto que se pague por la distribución del capital contable como se indica en el párrafo anterior, únicamente podrá efectuarse contra el impuesto sobre la renta del ejercicio en el que se pague el impuesto sobre dividendos y en los dos ejercicios inmediatos siguientes, contra el impuesto del ejercicio y los pagos provisionales de los mismos.

d. Durante la Asamblea General Extraordinaria de Accionistas celebrada el 31 de marzo de 1997, se autorizó la emisión de 5,000,000 de nuevas acciones ordinarias, sin expresión de valor nominal de la Serie "B", de las cuales parte serán distribuidas al

personal clave, a través de la suscripción de obligaciones quirografarias necesariamente convertibles en acciones, según fue aprobado en la misma asamblea, y la otra parte se mantendrá para futuros incentivos. El propósito de estos planes, es el de alinear los intereses de los empleados con los accionistas de la Compañía, así como recompensarlos por los éxitos de la empresa.

E En las Asambleas Generales Extraordinarias de Accionistas y Junta del Consejo de Administración celebradas en abril, mayo y agosto de 2001, fue aprobado lo siguiente:

- El aumento de capital social adicional en $67,880 mediante la conversión de 60,606,778 obligaciones convertibles en acciones ordinarias de GEO. Se acordó que 10,606,778 acciones serán ofrecidas al personal clave de GEO como parte de un plan de incentivos pasados, presentes y futuros. Las 50,000,000 de acciones remanentes serán emitidas solamente en caso de un "Cambio de control" de GEO de acuerdo con la definición que el Consejo de Administración haga de este evento en juntas posteriores.

- En la Junta del Consejo de Administración celebrada el 4 de mayo de 2001, se definió el término "Cambio de control" de GEO como la acción concertada de una o varias personas físicas o morales para adquirir, detentar y/o comenzar una oferta o intercambio por el 30% o más de las acciones de GEO sin aprobación por escrito del Consejo de Administración. En la misma junta se estableció también el mecanismo por el cual serían entregadas las 50,000,000 de acciones en caso de un cambio de control de GEO. Dicho mecanismo consiste en entregar las acciones a los funcionarios que el propio Consejo de Administración determine mismos que aportarían las acciones a un fideicomiso que distribuiría dichas acciones a prorrata entre los accionistas de GEO, con excepción de aquellos que sean identificados por el mismo Consejo de Administración como responsables del cambio de control de GEO. Las modificaciones y reformas a los estatutos sociales correspondientes serán válidas hasta que sean autorizadas por la Comisión Nacional Bancaria y de Valores (CNBV), al amparo del Artículo 14 bis 3, fracción VII de la Ley del Mercado de Valores publicada el 1 de junio de 2001.

- Para incrementar el número de acciones comunes por la conversión de obligaciones convertibles en acciones según se explica en párrafos anteriores, se aprobó aumentar la parte fija del capital social por un importe de $67,880 mediante la emisión de 60,606,778 acciones comunes de la Serie "B", sin valor nominal, que serán depositadas en la Tesorería de la Compañía.

- Con relación al plan de incentivos al personal clave mencionado en el inciso d anterior, se había autorizado la emisión de 5,000,000 de acciones. Posteriormente, se acordó cancelar 1,481,485 acciones que estaban pendientes de ser suscritas. Sin embargo, como se menciona en el primer párrafo del inciso e, quedan 10,606,778 acciones pendientes de ser suscritas para efectos del plan de incentivos al personal clave. En el mes de septiembre de 2002, se emitieron 2,954,283 obligaciones quirografarias con valor nominal de $1.12 M.N., las cuales se convirtieron en acciones generando un aumento en el capital por $3,308. El saldo de las acciones pendientes de suscribir al 31 de diciembre de 2002 es de 7,652,495.

  La compensación otorgada a los ejecutivos y empleados serán liberadas en las fechas y en los porcentajes que a continuación se indican mediante un fideicomiso establecido para tal efecto:

  El 4 de julio del 2003 40% de las acciones
  El 4 de julio del 2004 30% de las acciones
  El 4 de julio del 2005 30% de las acciones

  El Plan de Incentivos a empleados y ejecutivos esta condicionado a lo siguiente:

Permanecer como funcionario de la Compañía durante los tiempos y términos señalados y en caso contrario aceptan y reconocen que el valor de sus acciones será $1.12 (un peso doce centavos).

Los derechos de adquisición relacionadas con las acciones liberadas de conformidad al calendario antes citado no tendrán efectos proporcionales por fracciones de ejercicio, ya que los mencionados derechos únicamente se generarán, en su caso, llegada las referidas fechas.

- Los accionistas también acordaron cancelar 9,125,293 acciones emitidas el 31 marzo de 1997 y que se encontraban en la Tesorería de la Compañía, pendientes de ser suscritas.

- El Consejo de Administración de GEO acordó que en caso de que los accionistas reciban y acepten una oferta no hostil de compra de acciones de la Compañía, la oferta se hará extensiva por el grupo comprador a todos los inversionistas de la Compañía, de tal manera que los accionistas con interés minoritario, así como el grupo controlador, tengan la posibilidad de participar en dicha transacción y vender sus acciones al mismo precio y en las mismas condiciones. Este tipo de protección a los inversionistas minoritarios se conoce en los mercados financieros internacionales como "Tag Along".

- Se aprobó incrementar la reserva para compra de acciones propias a la cantidad de $200,000 Al 31 de diciembre de 2002 se tienen 1,034,500 acciones recompradas.

f. Los saldos de las cuentas fiscales del capital contable al 31 de diciembre de 2002

	2002	2001
Cuenta de capital de aportación consolidada	$ 2,682,561	$ 2,682,561
Cuenta de utilidad fiscal neta consolidada	292	292
	$ 2,682,853	$ 2,682,853

16. SALDOS Y OPERACIONES EN MONEDA EXTRANJERA

a. La posición monetaria en moneda extranjera al 31 de diciembre de 2002 es:

Moneda	Saldos en moneda extranjera (miles)	Equivalente en moneda nacional
Dólares estadounidenses:		
Activos monetarios	$ 1,651	$ 17,232
Pasivos monetarios	(8,306)	(86,714)
Posición (pasiva) corta	$ (6,655)	$ (69,482)

b. Activos no monetarios de origen extranjero al 31 de diciembre de 2002.

La maquinaria y equipo se muestra clasificada de acuerdo a los principales países de origen.

Moneda	Saldos en moneda extranjera (miles)	Equivalente en moneda nacional
Dólares estadounidenses	7,795	$ 81,378
Francos franceses	64,481	107,618
Libras esterlinas	2,775	46,698
Liras italianas	16,053,103	96,319
Marco alemán	2,326	13,026
Peseta española	527,967	34,846

c. Los tipos de cambio aplicados a la fecha de los estados financieros y a la fecha de su emisión fueron como sigue:

	Febrero 21 2003	Diciembre 31 2002	Diciembre 31 2001
Dólar Banco de México	$ 10.9390	$ 10.43930	$ 9.1695
Euro	11.7750	10.72128	8.0589
Libra esterlina	17.2770	16.82600	13.2600
Peso Chileno	0.0013	0.01400	0.0140

17.INTERÉS MINORITARIO

El interés minoritario al 31 de diciembre de 2002 y 2001 se integra como sigue:

	2002	2001
Capital social	$ 90,892	$ 94,913
Pérdidas acumuladas	(82,561)	(81,910)
Utilidad (pérdida) neta del ejercicio	18,420	(5,973)
Insuficiencia en la actualización del capital contable	(2,406)	(1,854)
	24,345	5,176
Contribuciones de fideicomitentes (Ver Nota 1)	15,463	97,596
	$ 39,808	$ 102,772

18.SUBASTAS Y ASIGNACIÓN DE CRÉDITOS

La siguiente es una conciliación al 31 de diciembre de 2002 que muestra el número de viviendas aprobadas de paquetes de línea II de Infonavit; así como las asignaciones de créditos FOVI a los derechohabientes para la adquisición de viviendas.

	Número de casas
Saldo al 31 de diciembre de 2001	22,237
Subastas ganadas en 2002	27,483
Menos venta de viviendas de 2002	(27,112)
Menos subastas declinadas	(5,354)
Saldo al 31 de diciembre de 2002	17,254

19. INGRESOS POR VENTAS INMOBILIARIAS

Los ingresos por tipo de hipoteca se integran como sigue:

	2002	2001
Línea II y subastas INFONAVIT	$4,121,693	$3,616,295
FOVI y FOVISSSTE	1,258,117	1,217,837
Movimiento neto por cancelación de provisión	(2,693)	1,003
Total operación nacional	5,377,117	4,835,135
Total operación internacional		88,389
	$5,377,117	$4,923,524

20. COSTOS POR VENTAS INMOBILIARIAS

Los costos por tipo de hipoteca se integran como sigue:

	2002	2001
Línea II y subastas INFONAVIT	$3,048,975	$2,679,853
FOVI y FOVISSSTE	931,444	904,742
Reducción por cancelación de provisión	(2,616)	(1,124)
Costo por garantías y servicios	4,032	9,527
Total operación nacional	3,981,835	3,592,998
Total operación internacional		64,672
	$3,981,835	$3,657,670

21. GASTOS FINANCIEROS

	2002	2001
Intereses y comisiones pagadas en el ejercicio	$ 188,462	$ 203,339
Amortización de costos de emisión de pagares de mediano plazo y bursatilización derechos de crédito futuros	16,641	24,873
	$ 205,103	$ 228,212

22. IMPUESTO SOBRE LA RENTA, IMPUESTO AL ACTIVO Y PARTICIPACIÓN DE LOS TRABAJADORES EN LAS UTILIDADES

La Compañía está sujeta al impuesto sobre la renta (ISR) y al impuesto al activo (IMPAC). El ISR se calcula considerando como gravables o deducibles ciertos efectos de la inflación, tales como la depreciación calculada sobre valores en precios constantes y la deducción de compras en lugar del costo de ventas, lo que permite deducir costos actuales, y se acumula o deduce el efecto de la inflación sobre ciertos activos y pasivos monetarios a través del componente inflacionario, el cual es similar al resultado por posición monetaria.

El 1°. de enero de 2002 se promulgó la reforma fiscal y con relación a la Ley del ISR, se eliminó el diferimiento de la porción pagadera al distribuir dividendos. La tasa del impuesto sobre la renta será de 35% en 2002, 34% en 2003, 33% en 2004 y del 32% a partir de

2005. Se eliminan la deducibilidad de la participación de los trabajadores en las utilidades y la obligación de retener el impuesto sobre la renta por pago de dividendos a personas físicas o a residentes del extranjero.

Por otra parte el IMPAC se causa a razón del 1.8% del promedio neto de la mayoría de los activos (a valores actualizados) y de ciertos pasivos, y se paga únicamente por el monto en que exceda al ISR del año. Cuando en algún ejercicio resulte IMPAC en exceso de ISR, se podrá acreditar contra dicho exceso el importe en el que el ISR hubiera excedido al IMPAC en los tres ejercicios inmediatos anteriores y cualquier pago que se efectúe es recuperable contra el monto en que el ISR exceda al IMPAC en los diez ejercicios subsecuentes.

Corporación GEO causa el impuesto sobre la renta e impuesto al activo en forma consolidada con sus subsidiarias, en la proporción en que es propietaria de las acciones con derecho a voto de las subsidiarias al cierre del ejercicio. A partir del 1o. de enero de 2002, la proporción se calcula de acuerdo a la participación accionaria promedio diaria que la sociedad controladora mantenga durante el ejercicio en sus subsidiarias. Los resultados fiscales de las subsidiarias se consolidan al 60% de la proporción antes mencionada. Los pagos provisionales de impuesto sobre la renta tanto de GEO como de sus subsidiarias, se realizan como si no hubieran optado por la consolidación fiscal. Los pagos provisionales del impuesto al activo se realizan en forma consolidada.

a. El impuesto sobre la renta y la participación de los trabajadores en las utilidades se integran como sigue:

	2002	2001
Impuesto sobre la renta:		
Causado	$	$ 16,919
Diferido	229,525	121,714
Efecto en el ISR diferido por reducción de tasas	(17,847)	
Participación de los trabajadores en la utilidad causada		4,616
	$ 211,678	$ 143,249

El efecto en el ISR diferido por reducción de tasas del ISR en 2002, se deriva del recálculo del pasivo por impuesto sobre la renta diferido registrado al 31 de diciembre de 2001, debido a la reducción paulatina de la tasa del ISR. Las diversas tasas aplicables a partir de 2003, se aplicaron a las diferencias temporales de acuerdo a su fecha estimada de reversión.

b. Los principales conceptos que originan el saldo del pasivo por impuesto sobre la renta y participación de los trabajadores en las utilidades, diferidos, al 31 de diciembre de 2002 y 2001, son:

	2002	2001
Pasivos por impuesto sobre la renta diferido:		
Cuentas por cobrar	$ 1,031,609	$ 981,298
Inmuebles, maquinaria y equipo	167,181	182,628
Inventarios	373,120	330,017
Otros	24,097	26,906
	1,596,007	1,520,849
Activos por impuesto sobre la renta diferido:		
Anticipos de clientes	86,349	75,244
Provisiones	8,840	18,017
Efecto de pérdidas fiscales por amortizar	727,972	767,331
	823,161	860,592
Subtotal	772,846	660,257

Impuesto al activo pagado por recuperar	173,143	112,733
Pasivo neto	$ 599,703	$ 547,524

c. Al 31 de diciembre de 2002 y 2001 la Compañía tiene diferencias temporales gravables relativas a PTU diferida, principalmente de inventarios, por las que no se ha registrado el pasivo por PTU diferido por aproximadamente $109,741 porque la compañía considera que no se materializarán debido a la continuidad de sus operaciones. Por otra parte, existen diferencias permanentes no cuantificadas, principalmente por la actualización de los activos fijos que se estima tendrán efecto en la PTU que se cause en el futuro.

d. Las pérdidas fiscales pendientes de amortizar y el impuesto al activo por recuperar por los que se ha reconocido el activo por impuesto sobre la renta diferido y un pago anticipado, respectivamente, pueden recuperarse cumpliendo con ciertos requisitos. Sus montos actualizados y los años de vencimiento al 31 de diciembre de 2002, son:

Pérdida fiscal	Impuesto al activo	Año de vencimiento
	$ 1,949	2003
$ 1		2004
108	2,931	2005
1,028,405	780	2006
433,622	1,732	2007
189,127	3,451	2008
51,657	33,590	2009
230,341	33,775	2010
149,208	35,715	2011
123,507	59,220	2012
$2,205,976	$ 173,143	

e. El movimiento durante 2002 de la insuficiencia en la actualización del capital contable según estado de variaciones al capital contable, se presenta neto del efecto del impuesto sobre la renta diferido que le es relativo, con importe de $19,739.

23. OPERACIONES DISCONTINUADAS

Los resultados de las operaciones de Geo Beazer, L. P., según se explicó en la Nota 1, se presentan como operaciones discontinuadas como sigue:

	2001
Ingresos	$ (14,936)
Costos y gastos	23,911
Otros gastos	2,522
Pérdida neta	$ 11,497

24. UTILIDAD POR ACCION

Las cifras utilizadas en la determinación de la utilidad por acción, por los años que terminaron el 31 de diciembre de 2002 y 2001 fueron:

	Utilidad	2002 Número de acciones	Pesos por acción
Utilidad neta por operaciones continuas	$ 383,068		
Utilidad neta de accionistas minoritarios	18,420		
Utilidad mayoritaria por operaciones continuas	364,648	100,001,051	$ 3.64
Utilidad neta de accionistas mayoritarios	$ 364,648		$ 3.64

	Utilidad	2001 Número de acciones	Pesos por acción
Utilidad neta por operaciones continuas	$ 302,195		
Pérdida neta de accionistas minoritarios	5,973		
Utilidad mayoritaria por operaciones continuas	308,168	100,472,530	$ 3.06
Pérdida por operación discontinuada	(11,497)	100,472,530	(0.11)
Utilidad neta de accionistas mayoritarios	$. 296,671		$ 2.95

25. CONTINGENCIAS Y COMPROMISOS

La Compañía tiene demandas de carácter laboral por $10,415, sobre los cuales los abogados de la compañía esperan resolver favorablemente.

26. NUEVOS PRONUNCIAMENTOS CONTABLES

En diciembre de 2001 el Instituto Mexicano de Contadores Públicos (IMCP) emitió el nuevo Boletín C-9 "Pasivo, Provisiones, Activos y Pasivos Contingentes y Compromisos" ("C-9") cuyas disposiciones son obligatorias para los ejercicios que inicien a partir del 1o. de enero de 2003, aunque se recomienda su aplicación anticipada. El C-9 sustituye las disposiciones del anterior Boletín C-9 "Pasivo" y el C-12 "Contingencias y compromisos" y establece entre otros aspectos, mayor precisión en conceptos relativos a provisiones, obligaciones acumuladas y pasivos contingentes, así como nuevas disposiciones respecto al reconocimiento contable de provisiones, el uso del valor presente y la redención de obligaciones cuando ocurre anticipadamente o se sustituye por una nueva emisión.

En enero de 2002, el IMCP emitió el nuevo Boletín C-8 "Activos intangibles" ("C-8) con la misma vigencia y recomendación señaladas para el Boletín C-9. El C-8 sustituye el anterior Boletín C-8 "Intangibles" y establece, entre otros, que los costos de desarrollo de un proyecto se deben capitalizar si cumplen con los criterios establecidos para su reconocimiento como activos; los costos preoperativos que se incurran a partir de la fecha en que se aplique este Boletín, deben registrarse como un gasto del período. El saldo no amortizado de los costos preoperativos capitalizados conforme el Boletín C-8 anterior, se amortizarán de acuerdo con lo establecido en dicho Boletín. Para efectos de reducir en lo posible el residuo que constituye un "crédito mercantil" en el caso de adquisiciones de negocios, se proporcionan conceptos de intangibles a identificar y cuantificar.

La Compañía no ha concluido la evaluación de los efectos de la adopción de este estos dos nuevos principios contables, en su situación financiera y resultados; sin embargo, como las

provisiones que registra y las erogaciones que realiza por gastos de desarrollo no son importantes, la administración de la Compañía estima que la adopción de estos dos nuevos principios de contabilidad no tendrá efectos importantes en su situación financiera y resultados.

* * * * * *


CasasGEO
Para vivir como quieres

Salomon Smith Barney
Tenth Latin America Conference
New York



'We are Ready'



Corporación GEO



March 2002

We are Ready...


PREMIO
NACIONAL
DE VIVIENDA
2001

- *The Mexican Affordable housing sector is poised for above-average growth due to the recent housing initiatives announced by President Fox and the structural changes that are occurring in the sector.*
- *GEO has successfully dedicated the past few years to consolidating operations, reducing overall leverage and focusing on generating operating free cash flow.*
- *Recent initiatives such as the Debt Refinancing Program and the Product Diversification are expected to improve profitability and reduce the Company's overall risk profile.*
- *GEO's financial results improved in the second half of 2001 and the Company is once again poised to achieve consistent and profitable growth starting in 2002.*
- *GEO Senior Management believes the Company's share price is significantly undervalued and is committed to improving results, communication and transparency in order to once again achieve a premium market valuation.*

We are Ready... to Capitalize on Opportunities





- *The annual housing deficit will become an annual surplus by 2006*



HOUSING DEFICIT IN MEXICO
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
-
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010
Total Housing Supply
Total Housing Demand
Housing Deficit

Mexicans have a Deep-Rooted Desire to Own their Own Home

We are Ready... to Capitalize on Opportunities





- *The market share of homebuilders is expected to grow faster each year than the housing supply built by individuals*


MEXICAN HOUSING DEFICIT
1,400,000
1,200,000
1,000,000
800,000
750,000
600,000
400,000
200,000
0
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
-
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010
Homebuilders
Self-construction
Housing Deficit

By 2006 the Formal Housing Sector Will Produce 750,000 New Homes

Source: Company's Estimates

We are Ready... to Meet the Challenge




PREMIO NACIONAL DE VIVIENDA 2001
POP+
WEB SITE RI

Collective effort to reach the goal of 750,000 mortgages in 2006


HOUSING INSTITUTES
(Thousands of Credits)
CAGR 2000 - 2006 = 13.5%
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
351.6
318.0
482.0
547.0
604.5
663.8
750.0

	2000	2001	2002	2003	2004	2005	2006
Others	35,000	42,000	30,000	52,000	57,000	62,000	68,000
SOFOLES-Banks	4,500	5,500	7,000	30,000	37,500	46,875	82,000
FOVISSSTE	15,000	18,000	100,000	65,000	65,000	65,000	65,000
SFH - FOVI	47,000	47,500	70,000	100,000	120,000	140,000	160,000
INFONAVIT	250,110	205,000	275,000	300,000	325,000	350,000	375,000

HOUSING INSTITUTES GOALS FOR 2002

- ✓ INFONAVIT : E 275,000 Motgages (increase from 205,000 in 2001)
- ✓ SFH-FOVI : E 70,000 Motgages (increase from 47,500 in 2001)
- ✓ FOVISSSTE : E 100,000 Motgages (increase from 18,000 in 2001)

2001 was the Year for Setting a Solid Foundation

Source: INFONAVIT, FOVI & "The National Housing Program"

We are Ready... to Meet the Challenge


PREMIO NACIONAL DE VIVIENDA 2001



INFONAVIT has a solid strategy to fulfill its targets

375,000
350,000
325,000
300,000
275,000
250,000
225,000
200,000
205,000
275,000
300,000
325,000
350,000
375,000
E2001
E2002
E2003
E2004
E2005
E2006
Conservative Scenario
Co-financing
Rehabilitations and Improvements
Saving Programs
Securitizations and Debt Issues

50% of the President's Goal of 750,000 Mortgages by 2006

We are Ready... to Meet the Challenge


PREMIO
NACIONAL
DE VIVIENDA
2001



Special programs and structural changes taking place

- ✓ *Formation of the National Housing Council*
- ✓ *Evolution of FOVI into the National Mortgage Bank*
- ✓ *"INFONAVIT SUPPORT" Program - Art. 43 Bis.*
- ✓ *"UP-FRONT SUBSIDIES" FOVI Program*
- ✓ *FOVISSSTE Transformation*
- ✓ *Steps toward the Secondary Mortgage Market*
- ✓ *Tax deduction for real interests on mortgage loans*

750,000 Mortgages in 2006

Political Will is Stronger Than Ever

We are Ready... to Face the Future


PREMIO NACIONAL DE VIVIENDA 2001

WEB SITE RI

Keys to Growth	GEO's Long-Term Strategy
1 *Access to Land*	*"Land Outsourcing" = Cash Flow ; Land Bank Secured at a Minimum Cost*
2 *Working Capital Financing*	*Securitization = Unparalleled Source of Resources ; Financial Benefits*
3 *Production Efficiency and Collection Capacity*	*"Factory of Homes" = Produce Faster, Collect Faster; Just-in-Time Production*
4 *Attracting and Retaining High-Quality Personnel*	*"Geo Culture" = Expertise and Creation of Employee Stakeholders*
5 *Brand Image & Quality*	*"Building..." = Geo's new Marketing Campaign; Brand Recall & Awareness*

Main Investment Thesis :
Moderate and Consistent EBITDA Growth and Positive Operating Cash Flow under the Same Debt and Capital Structure

We are Ready... to Face the Future




Solid Strategy of Profitable Growth


EBITDA & Operating Free Cash Flow
(in US$ millions)
Free Cash Flow
EBITDA
150
100
50
0
-50
-100
1995
1996
1997
1998
1999
2000
2001
EXPANSION
CONSOLIDATION


Inventory Turnover as Days of COGS
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
274
224
291
277
249
187
164
1995
1996
1997
1998
1999
2000
2001
EXPANSION
CONSOLIDATION


Net Debt to Capitalization
40%
38%
36%
34%
32%
39.4%
38.0%
37.1%
34.5%
CONSOLIDATION

1998	1999	2000	2001
39.4%	38.0%	37.1%	34.5%


Accounts Receivable to Sales
73.0%
68.0%
63.0%
58.0%
53.0%
48.0%
EXPANSION
CONSOLIDATION

1995	1996	1997	1998	1999	2000	2001
67.5%	64.4%	63.3%	67.3%	50.5%	50.4%	50.3%

We Delivered On What We Shared with the Market Back in 1999

We are Ready... to Face the Future




FINANCIALS

Delivering on our original yearly goals and promises

Operating Free Cash Flow
(in US$ millions)



30
25
20
15
10
5
0
US $24.6
US $10.0
US $11.4
2000
2001 Goal
2001 Achievement

EBITDA
(in US$ millions)



120
110
100
90
80
US $99.5
US $100.0
US $110.2
2000
2001 Goal
2001 Achievement

Accounts Receivable to Sales



54.0%
52.0%
50.0%
48.0%
46.0%
44.0%
42.0%
40.0%
50.4%
50.0%
50.3%
2000
2001 Goal
2001 Achievement

Debt to Capitalization



46.0%
44.0%
42.0%
40.0%
43.8%
45.0%
42.7%
2000
2001 Goal
2001 Achievement

We Managed to Fulfill our Original Goals in 2001

We are Ready... for Profitable Growth


PREMIO
NACIONAL
DE VIVIENDA
2001

POP+
WEB
SITE
RI

- *GEO is ready to grow again on a more profitable basis*

	Steady Growth	***Efficient Production***	
1	8% to 10% Growth in Volume, Revenues & EBITDA	Accounts Receivable to Sales Lower than 50%	3
2	Debt to Capitalization Ratio of 45%	Neutral to Positive Operating Free Cash Flow	4
	Strong Financial Structure	***Cash Generation***	

We Will Recover the Leader EBITDA Margin in the Industry

We are Ready... for Profitable Growth


PREMIO
NACIONAL
DE VIVIENDA
2001



The start of a sustainable and profitable growth period

- ✓ *Pay down the outstanding US$10 million of our Eurobond in May*
- ✓ *Gross Margin between 25.5% and 26.0% and Operating Margin around 15.5%*
- ✓ *Participation in SHF-FOVI and FOVISSSTE mortgages according to availability*
- ✓ *1,500 homes sold in the Upper Affordable and Middle-Income housing segments*
- ✓ *9,000 homes sold in the Lower Affordable housing segment*
- ✓ *A New Securitization and a Medium-Term Note could be issued during the year*
- ✓ *Investment in Land of around $250 to $300 million to assure long-term sales*
- ✓ *Increase of Marketing Activities to support the stock price and liquidity*

Growth with Stability in Margins and a Healthy Financial Structure

We are Ready... To Enter New Markets


PREMIO NACIONAL DE VIVIENDA 2001


POP
WEB SITE
RI

Profitability, design, quality and diversification are the main drivers

Upper Affordable

Lower Affordable

	Mix 2002
Middle Income > $470,000	4%
Upper Affordable > $320,000	2%
Typical GEO's Market Affordable > $180,000	62%
Lower Affordable < $180,000	32%

Middle Income

Affordable Entry Level

We Sold more Upper Affordable and Middle-Income Homes than any Other Competitor in 2001

We are Ready... to Face the Future


PREMIO NACIONAL DE VIVIENDA 2001
POP+
WEB SITE RI

In 2001 GEO successfully refinanced its US$ 50m Eurobond.

- ✓ *GEO issued three medium-term peso notes totaling P$500 million.*
- ✓ *The P$300 million of the first issuance bears interest at TIIE+3.0 maturing in 2005.*
- ✓ *The P$200 million of the 2nd & 3rd issuances pay TIIE+3.0 maturing in 2006.*
- ✓ *To date GEO has purchased US $40.0 million of its bond (80% of the outstanding).*
- ✓ *The outstanding US $10 million will be paid upon maturity in May.*
- ✓ *The company has reduced its USD exchange rate debt exposure to less than 2%*

The Debt Maturity Schedule Has Been Aligned with the Company's Expectations for Cash Generation

We are Ready... to Continuing Delivering Quality of Life


PREMIO
NACIONAL
DE VIVIENDA
2001


POP+
WEB
SITE
RI

In 2001 Geo won the National Housing Award 'Tu Casa INFONAVIT 2001'









- ✓ The Award was for the "Los Arcos II" development in Acapulco.
- ✓ The criteria included factors from the design of the community to the satisfaction of its residents.
- ✓ Chosen from among all housing built in Mexico during 2000.
- ✓ The Award is a reflection of the design, quality, integration with the urban environment, and the innovative construction technology of the products that GEO offers its clients.

The National Award as Important Sales Catalyst for 2002

We are Ready... for Profitable Growth


PREMIO NACIONAL DE VIVIENDA 2001


POP+
WEB SITE RI

- *Typical seasonality concentrates revenues in the 2H of the year*


QUARTERY REVENUES SEASONALITY 1999 - E 2001
30%
29%
28%
27%
26%
25%
24%
23%
22%
21%
20%
21%
21%
23%
22%
27%
27%
30%
29%

	1Q	2Q	3Q	4Q
2001	21%	22%	27%	30%
E2002	21%	23%	27%	29%

In 2002 We Expect a Revenues Seasonality Similar to 2001

We are Ready... for Profitable Growth


PREMIO NACIONAL DE VIVIENDA 2001

POP WEB SITE RI

Year-over-year and quarter-over-quarter operating results

	4Q2000	3Q2001	4Q2001	4Q2001 vs 4Q2000	4Q2001 vs 3Q2001
Homes Sold	8,542	6,342	***8,780***	+2.8%	+38.4%
Revenues	$1,247.0	$1,259.1	***$1,412.0***	+13.2%	+12.1%
Gross Profit	$311.9	$329.9	***$375.7***	+20.5%	+13.8%
Gross Margin	25.0%	26.2%	***26.6%***	+1.6%	+0.4%
Operating Profit	$157.9	$192.5	***$232.1***	+47.0%	+20.5%
Operating Margin	12.7%	15.3%	***16.4%***	+3.7%	+1.1%
EBITDA	$211.3	$272.8	***$312.1***	+47.7%	+14.4%
EBITDA Margin	16.9%	21.7%	***22.1%***	+5.2%	+0.4%
EBITDA in US$	US $21.1	US $28.4	***US $34.0***	+61.3%	+19.7%
Net Profit	$28.9	$91.4	***$93.4***	+222.7%	+2.1%
Net Margin	2.3%	7.3%	***6.6%***	+4.3%	-0.7%

The Highest Margins Recorded Since 1Q2000

In million of Pesos as of December 31, 2001

We are Ready... for Profitable Growth


PREMIO
NACIONAL
DE VIVIENDA
2001



Despite Lower Revenues We Improved all our Margins in 2001

	2000	2001	2001 vs 2000
Homes Sold	26,577	***25,115***	-5.5%
Revenues	$4,921.5	***$4,710.0***	-4.3%
Gross Profit	$1,260.1	***$1,226.9***	-2.7%
Gross Margin	25.6%	***26.0%***	+0.4%
Operating Profit	$691.2	***$699.8***	+1.2%
Operating Margin	14.0%	***14.9%***	+0.9%
EBITDA	$998.6	***$1,010.4***	+1.2%
EBITDA Margin	20.3%	***21.5%***	+1.2%
EBITDA in US$	US $99.5	***US $110.2***	+10.8%
Net Profit	$155.5	***$280.6***	+80.5%
Net Margin	3.2%	***6.0%***	+2.8%

Cost-Cutting Program Implemented by Management Lowered SG&A as a Percentage of Sales

In million of Pesos as of December 31, 2001

We are Ready… for Profitable Growth


PREMIO NACIONAL DE VIVIENDA 2001
POP+
WEB SITE RI

A stronger balance sheet versus last year

- ✓ *Operating Free Cash Flow:*
  - ➢ Positive Operating Free Cash Flow generation of US $11.4 million in the period Jan-Dec 2001 (US $ -13.2 million compared to US $24.6 million in the same period last year)
- ✓ *Cash: $ 682.8 million an increase of 19.6% compared to $570.7 million in the 4Q00*
- ✓ *Accounts Receivable to Sales Ratio: 50.3% a decrease of -0.1% compared to 50.4%*
- ✓ *Debt to Capitalization ratio: 42.7% a decrease of -1.6% points compared to 44.3%*
- ✓ *Net Debt: $1,648.8 million a decrease of -6.0% compared to $1,754.9 million*

Positive Operating Free Cash Flow for Second Year in a Row

We are Ready... for Profitable Growth


PREMIO NACIONAL DE VIVIENDA 2001

POP+
WEB SITE RI

We control today the best supply of land and backlog in our history

- ✓ **GEO´s Land Bank as of December 31, 2001 is composed of:**
  - 37,078 homes on Geo´s BalanceSheet
  - 31,774 homes under "Land Outsourcing" schemes
  - 11,556 homes under Option Agreements
  - **80,408 Homes for Affordable Housing**
- ✓ **Our land strategy allows us to enjoy all of the upside while limiting the land ownership risks**
- ✓ **GEO´s Land Bank is composed proportionally to our regional operations as well as FOVI and INFONAVIT's credit supply**
- ✓ **As of December 31, 2001 the mortgage backlog was enough for almost three years of production**

Land Bank for 80,408 and Mortgage Backlog for 46, 237 Affordable Homes

SHARE PERFOMANCE

We are Ready... to Increase Shareholder Value


PREMIO NACIONAL DE VIVIENDA 2001
POP+
WEB SITE RI

- *Despite presenting a strong set of fundamentals and results...*


EBITDA & OFCF vs. GEOB Share Price
(in US $ millions)
150.0
100.0
50.0
0.0
-50.0
-100.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
-1.0
-2.0
-3.0
-4.0
-5.0
1994
1995
1996
1997
1998
1999
2000
2001
Free Cash Flow
EBITDA
Share Price in US$



GEO's Shares represent an Excellent Buying Opportunity

** Share Price in US Dollars as of February 28, 2002*

Contact and Additional Information


PREMIO NACIONAL DE VIVIENDA 2001
POP+
WEB SITE RI

IVÁN VELA

Director of Finance & Equity Markets

Ph: +(52) 55.5480.5071, Fax: +(52) 55.5554.6064
Email: ivela@casasgeo.com

MARCO LALOS

Investor Relations

Ph: +(52) 55.5480.5078, Fax: +(52) 55.5554.6064
Email: geo_ir@casasgeo.com

This presentation contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. Past performance do not guaranty any future results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Visit our Website at
www.casasgeo.com


CasasGEO
Para vivir como quieres

Santander
Cement, Construction and Infrastructure Conference

'We are Ready'

Corporación GEO

May 2002


PREMIO
NACIONAL
DE VIVIENDA
2001


ROI+
WEB
SITE
RI

We are Ready...for Profitable Growth


PREMIO NACIONAL DE VIVIENDA 2001
POP+
WEB SITE RI

- *The Mexican Affordable housing sector is poised for above-average growth due to the recent housing initiatives announced by President Fox and the structural changes that are occurring in the sector.*
- *GEO has successfully dedicated the past few years to consolidating operations, reducing overall leverage and focusing on generating operating free cash flow.*
- *Recent initiatives such as the Debt Refinancing Program and the Product Diversification are expected to improve profitability and reduce the Company's overall risk profile.*
- *GEO's financial results improved in the second half of 2001 and the Company is once again poised to achieve consistent and profitable growth starting in 2002.*
- *GEO Senior Management believes the Company's share price is significantly undervalued and is committed to improving results, communication and transparency in order to once again achieve a premium market valuation.*

We are Ready... to Capitalize on Opportunities


PREMIO NACIONAL DE VIVIENDA 2001



The annual housing deficit will become an annual surplus by 2006


HOUSING DEFICIT IN MEXICO
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
-
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010
Total Housing Supply
Total Housing Demand
Housing Deficit

Mexicans have a Deep-Rooted Desire to Own their Own Home

Source: Company's Estimates

We are Ready... to Capitalize on Opportunities


PREMIO
NACIONAL
DE VIVIENDA
2001


POP+
WEB SITE RI

- *The market share of homebuilders is expected to grow faster each year than the housing supply built by individuals*


MEXICAN HOUSING DEFICIT
1,400,000
1,200,000
1,000,000
800,000
750,000
600,000
400,000
200,000
0
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
-
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010
Homebuilders
Self-construction
Housing Deficit

By 2006 the Formal Housing Sector Will Produce 750,000 New Homes

Source: Company's Estimates

We are Ready... to Meet the Challenge


PREMIO NACIONAL DE VIVIENDA 2001
WEB SITE

- Collective effort to reach the goal of 750,000 mortgages in 2006

HOUSING INSTITUTES

(Thousands of Credits)

CAGR 2000 - 2006 = 13.5%


800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
351.6
318.0
482.0
547.0
604.5
663.8
750.0

	2000	2001	2002	2003	2004	2005	2006
Others	35,000	42,000	30,000	52,000	57,000	62,000	68,000
SOFOLES-Banks	4,500	5,500	7,000	30,000	37,500	46,875	82,000
FOVISSSTE	15,000	18,000	100,000	65,000	65,000	65,000	65,000
SFH - FOVI	47,000	47,500	70,000	100,000	120,000	140,000	160,000
INFONAVIT	250,110	205,000	275,000	300,000	325,000	350,000	375,000

HOUSING INSTITUTES GOALS FOR 2002

- ✓ INFONAVIT : E 275,000 Motgages (increase from 205,000 in 2001)
- ✓ SFH-FOVI : E 70,000 Motgages (increase from 47,500 in 2001)
- ✓ FOVISSSTE : E 100,000 Motgages (increase from 18,000 in 2001)

2001 was the Year for Setting a Solid Foundation

Source: INFONAVIT, FOVI & "The National Housing Program"

We are Ready... to Meet the Challenge


PREMIO NACIONAL DE VIVIENDA 2001
POP
WEB SITE



- *Special programs and structural changes taking place*
  - ✓ *Formation of the National Housing Council*
  - ✓ *Evolution of FOVI into the National Mortgage Bank*
  - ✓ *"INFONAVIT SUPPORT" Program - Art. 43 Bis.*
  - ✓ *PROSAVI - PROFIVI, FOVI - SHF Programs*
  - ✓ *FOVISSSTE Transformation*
  - ✓ *Steps toward the Secondary Mortgage Market*
  - ✓ *Tax deduction for real interests on mortgage loans*

750,000 Mortgages in 2006

Political Will is Stronger Than Ever

We are Ready... to Face the Future


PREMIO NACIONAL DE VIVIENDA 2001


POP+
WEB SITE RI

Keys to Growth





1. *Access to Land*
2. *Working Capital Financing*
3. *Production Efficiency and Collection Capacity*
4. *Attracting and Retaining High-Quality Personnel*
5. *Brand Image & Quality*

GEO's Long-Term Strategy

"Land Outsourcing" = Cash Flow ; Land Bank Secured at a Minimum Cost

Securitization = Unparalleled Source of Resources ; Financial Benefits

"Factory of Homes" = Produce Faster, Collect Faster; Just-in-Time Production

"Geo Culture" = Expertise and Creation of Employee Stakeholders

"Building..." = Geo's new Marketing Campaign; Brand Recall & Awareness

Main Investment Thesis :
Moderate and Consistent EBITDA Growth and Positive Operating Cash Flow under the Same Debt and Capital Structure

We are Ready... to Face the Future


PREMIO NACIONAL DE VIVIENDA 2001



Solid Strategy of Profitable Growth


EBITDA & Operating Free Cash Flow
(in US$ millions)
Free Cash Flow
EBITDA
150
100
50
0
-50
-100
1995
1996
1997
1998
1999
2000
2001
EXPANSION
CONSOLIDATION


Inventory Turnover as Days of COGS
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
274
224
291
277
249
187
164
1995
1996
1997
1998
1999
2000
2001
EXPANSION
CONSOLIDATION


Net Debt to Capitalization
40%
38%
36%
34%
32%
39.4%
38.0%
37.1%
34.5%

1998	1999	2000	2001
39.4%	38.0%	37.1%	34.5%

CONSOLIDATION


Accounts Receivable to Sales
73.0%
68.0%
63.0%
58.0%
53.0%
48.0%

1995	1996	1997	1998	1999	2000	2001
67.5%	64.4%	63.3%	67.3%	50.5%	50.4%	50.3%

EXPANSION CONSOLIDATION

We Delivered On What We Shared with the Market Back in 1999

We are Ready... to Face the Future


PREMIO
NACIONAL
DE VIVIENDA
2001


POP
WEB
SITE
RI

Delivering on our original yearly goals and promises

Operating Free Cash Flow
(in US$ millions)


30
25
20
15
10
5
0
US $24.6
US $10.0
US $11.4
2000
2001 Goal
2001 Achievement

EBITDA
(in US$ millions)


120
110
100
90
80
US $99.5
US $100.0
US $110.2
2000
2001 Goal
2001 Achievement


Accounts Receivable to Sales


54.0%
52.0%
50.0%
48.0%
46.0%
44.0%
42.0%
40.0%
50.4%
50.0%
50.3%
2000
2001 Goal
2001 Achievement

Debt to Capitalization


46.0%
44.0%
42.0%
40.0%
43.8%
45.0%
42.7%
2000
2001 Goal
2001 Achievement

We Managed to Fulfill our Original Goals in 2001

We are Ready... for Profitable Growth


PREMIO NACIONAL DE VIVIENDA 2001


POP+
WEB SITE RI

- *GEO is ready to grow again on a more profitable basis*


Steady Growth
1
8% to 10% Growth in Volume, Revenues & EBITDA
Efficient Production
3
Accounts Receivable to Sales Lower than 50%
Strong Financial Structure
2
Debt to Capitalization Ratio of 45%
Cash Generation
4
Neutral to Positive Operating Free Cash Flow

Margins Stability on a Year-on-Year Comparison

We are Ready... for Profitable Growth


PREMIO
NACIONAL
DE VIVIENDA
2001
POP+
WEB
SITE
RI

The start of a sustainable and profitable growth period

- ✓ *Pay down the outstanding US$10 million of our Eurobond in May*
- ✓ *Gross Margin between 25.5% to 26.0% & Operating Margin around 14.5% to 15.0%*
- ✓ *Participation in SHF-FOVI and FOVISSSTE mortgages according to availability*
- ✓ *1,500 homes sold in the Upper Affordable and Middle-Income housing segments*
- ✓ *9,000 homes sold in the Lower Affordable housing segment*
- ✓ *A New Securitization and a Medium-Term Note could be issued during the year*
- ✓ *Investment in Land of around $250 to $300 million to assure long-term sales*
- ✓ *Increase of Marketing Activities to support the stock price and liquidity*

Growth with Stability in Annual Margins and a Healthier Financial Structure



We are Ready... To Enter New Markets




PREMIO NACIONAL DE VIVIENDA 2001
POP+
WEB SITE RI

Profitability, design, quality and diversification are the main drivers

Upper Affordable

Lower Affordable

	Mix 2002
Middle Income > $470,000	4%
Upper Affordable > $320,000	2%
Typical GEO's Market Affordable > $180,000	62%
Lower Affordable < $180,000	32%

Middle Income

Affordable Entry Level



We Sold more Upper Affordable and Middle-Income Homes than any Other Competitor in 2001

We are Ready… to Face the Future


PREMIO NACIONAL DE VIVIENDA 2001
POP+
WEB SITE RI

In 2001 GEO successfully refinanced its US$ 50m Eurobond.

- ✓ *GEO issued three medium-term peso notes totaling P$500 million.*
- ✓ *The P$300 million of the first issuance bears interest at TIIE+3.0 maturing in 2005.*
- ✓ *The P$200 million of the 2nd & 3rd issuances pay TIIE+3.0 maturing in 2006.*
- ✓ *To date GEO has purchased US $40.0 million of its bond (80% of the outstanding).*
- ✓ *The outstanding US $10 million will be paid upon maturity in May.*
- ✓ *The company has reduced its USD exchange rate debt exposure to less than 2%*

The Debt Maturity Schedule Has Been Aligned with the Company's Expectations for Cash Generation

We are Ready... to Continuing Delivering Quality of Life


PREMIO
NACIONAL
DE VIVIENDA
2001


POP+
WEB SITE RI

In 2001 Geo won the National Housing Award 'Tu Casa INFONAVIT 2001'





- ✓ *The Award was for the "Los Arcos II" development in Acapulco.*
- ✓ *The criteria included factors from the design of the community to the satisfaction of its residents.*
- ✓ *Chosen from among all housing built in Mexico during 2000.*
- ✓ *The Award is a reflection of the design, quality, integration with the urban environment, and the innovative construction technology of the products that GEO offers its clients.*

The National Award as Important Sales Catalyst for 2002

We are Ready... for Profitable Growth





- *Typical seasonality concentrates revenues in the 2H of the year*


QUARTERY REVENUES SEASONALITY 1999 - E 2001
30%
29%
28%
27%
26%
25%
24%
23%
22%
21%
20%
1Q
2Q
3Q
4Q
2001
E2002

	1Q	2Q	3Q	4Q
2001	21%	22%	27%	30%
E2002	21%	23%	27%	29%

In 2002 We Expect a Revenues Seasonality Similar to 2001

We are Ready... for Profitable Growth


PREMIO
NACIONAL
DE VIVIENDA
2001


POP+
WEB
SITE
RI

Year-over-year operating results

	1Q2001	1Q2002	1Q2002 vs 1Q2001
Homes Sold	4,791	***5,186***	+8.2%
Revenues	$1,005.8	***$1,090.2***	+8.4%
Gross Profit	$256.9	***$280.2***	+9.3%
Gross Margin	25.5%	***25.8%***	+0.3%
Operating Profit	$132.1	***$151.0***	+14.3%
Operating Margin	13.1%	***13.9%***	+0.8%
EBITDA	$210.2	***$228.0***	+8.5%
EBITDA Margin	20.9%	***20.9%***	+0.0%
EBITDA in US$	US $21.2	***US $25.3***	+19.3%
Net Profit	$44.0	***$61.9***	+40.6%
Net Margin	4.4%	***5.7%***	+1.3%

We Have Posted Outstanding Results For Three Consecutive Quarters

In million of Pesos as of March 31, 2002

We are Ready... for Profitable Growth




PREMIO NACIONAL DE VIVIENDA 2001
POP+ WEB SITE RI

A stronger balance sheet versus last year

- ✓ *Operating Free Cash Flow:*
  - ➢ Operating Free Cash Flow of US $ -27.0 million (improvement of US$ 5.6 compared to US $ -32.6 million in the same period last year)
- ✓ *Cash: $ 461.8 million an increase of 56.7% compared to $294.8 million in the 1Q01*
- ✓ *Accounts Receivable to Sales Ratio: 56.9% an increase of 0.4% compared to 56.5%*
- ✓ *Debt to Capitalization Before Deferred Taxes: 43.5% a decrease of -1.2% points compared to 44.8% in the 1Q2001*
- ✓ *Net Debt: $1,980.4 million a decrease of -6.2% compared to $2,112.1 million*

Improvement of US$5.6 in Operating Free Cash Flow

We are Ready... for Profitable Growth


PREMIO NACIONAL DE VIVIENDA 2001
POP+ WEB SITE RI

We control today the best supply of land and backlog in our history

✓ **GEO´s Land Bank as of March 31, 2002 is composed of:**

- 38,886 homes on Geo´s BalanceSheet
- 25,983 homes under "Land Outsourcing" schemes
- 12,376 homes under Option Agreements
- **77,245 Homes for Affordable Housing**

✓ **Our land strategy allows us to enjoy all of the upside while limiting the land ownership risks**

✓ **GEO´s Land Bank is composed proportionally to our regional operations as well as FOVI and INFONAVIT's credit supply**

✓ **As of March 31, 2002 the land bank was enough for almost three years of production**

Land Bank for 77,245 and Mortgage Backlog for 46, 511 Affordable Homes

SHARE PERFOMANCE

We are Ready… to Increase Shareholder's Value




PREMIO
NACIONAL
DE VIVIENDA
2001
POP+
WEB SITE RI

- *Despite the impressive return since October, we are still trading at 3.4x Firm Value/EBITDA, a significant discount to our peers and our five years multiple*


Acummulated Return January 2001-April 2002
Geo Vs. Ara & IPyC


250.00%
200.00%
150.00%
100.00%
50.00%
0.00%
-50.00%
Ene-01
Feb-01
Mar-01
Abr-01
May-01
Jun-01
Jul-01
Ago-01
Sep-01
Oct-01
Nov-01
Dic-01
Ene-02
Feb-02
Mar-02
Abr-02
GEO
216.46%
ARA
58.77%
IPyC
34.63%

Average Daily Trade Since January Is More Than US $ 900,000

Contact and Additional Information


PREMIO NACIONAL DE VIVIENDA 2001
POP+
WEB SITE RI

IVÁN VELA

Director of Finance & Equity Markets

Ph: +(52) 55.5480.5071, Fax: +(52) 55.5554.6064
Email: ivela@casasgeo.com

MARCO LALOS

Investor Relations

Ph: +(52) 55.5480.5078, Fax: +(52) 55.5554.6064
Email: geo_ir@casasgeo.com

This presentation contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. Past performance do not guaranty any future results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Visit our Website at
www.casasgeo.com


Casas GEO

Para vivir como quieres

BANORTE

Mexico City Road Show

'We are Ready'

Corporación GEO

June 2002


PREMIO
NACIONAL
DE VIVIENDA
2001


WEB
SITE
RI

We are Ready...for Profitable Growth


PREMIO NACIONAL DE VIVIENDA 2001
POP+
WEB SITE RI

- *The Mexican Affordable housing sector is poised for above-average growth due to the recent housing initiatives announced by President Fox and the structural changes that are occurring in the sector.*
- *GEO has successfully dedicated the past few years to consolidating operations, reducing overall leverage and focusing on generating operating free cash flow.*
- *Recent initiatives such as the Debt Refinancing Program and the Product Diversification are expected to improve profitability and reduce the Company's overall risk profile.*
- *GEO's financial results improved in the second half of 2001 and the Company is once again poised to achieve consistent and profitable growth starting in 2002.*
- *GEO Senior Management believes the Company's share price is significantly undervalued and is committed to improving results, communication and transparency in order to once again achieve a premium market valuation.*

We are Ready... to Capitalize on Opportunities


PREMIO NACIONAL DE VIVIENDA 2001


POP+
WEB SITE RI

- *The annual housing deficit will become an annual surplus by 2006*


HOUSING DEFICIT IN MEXICO
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
-
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010
Total Housing Supply
Total Housing Demand
Housing Deficit

Mexicans have a Deep-Rooted Desire to Own their Own Home

Source: Company's Estimates

We are Ready... to Capitalize on Opportunities


PREMIO NACIONAL DE VIVIENDA 2001


POP+
WEB SITE RI

- *The market share of homebuilders is expected to grow faster each year than the housing supply built by individuals*


MEXICAN HOUSING DEFICIT
1,400,000
1,200,000
1,000,000
800,000
750,000
600,000
400,000
200,000
0
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
-
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010
Homebuilders
Self-construction
Housing Deficit

By 2006 the Formal Housing Sector Will Produce 750,000 New Homes

Source: Company's Estimates

We are Ready... to Meet the Challenge





- Collective effort to reach the goal of 750,000 mortgages in 2006

HOUSING INSTITUTES

(Thousands of Credits)

CAGR 2000 - 2006 = 13.5%



800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
351.6
318.0
482.0
547.0
604.5
663.8
750.0

	2000	2001	2002	2003	2004	2005	2006
Others	35,000	42,000	30,000	52,000	57,000	62,000	68,000
SOFOLES-Banks	4,500	5,500	7,000	30,000	37,500	46,875	82,000
FOVISSSTE	15,000	18,000	100,000	65,000	65,000	65,000	65,000
SFH - FOVI	47,000	47,500	70,000	100,000	120,000	140,000	160,000
INFONAVIT	250,110	205,000	275,000	300,000	325,000	350,000	375,000

HOUSING INSTITUTES GOALS FOR 2002

- ✓ INFONAVIT : E 275,000 Motgages (increase from 205,000 in 2001)
- ✓ SFH-FOVI : E 70,000 Motgages (increase from 47,500 in 2001)
- ✓ FOVISSSTE : E 100,000 Motgages (increase from 18,000 in 2001)

2001 was the Year for Setting a Solid Foundation

Source: INFONAVIT, FOVI & "The National Housing Program"


INDUSTRY SITUATION & OUTLOOK

We are Ready... to Meet the Challenge


PREMIO NACIONAL DE VIVIENDA 2001
POP+ WEB SITE RI

- *Special programs and structural changes taking place*
  - ✓ *Formation of the National Housing Council*
  - ✓ *Evolution of FOVI into the National Mortgage Bank*
  - ✓ *"INFONAVIT SUPPORT" Program - Art. 43 Bis.*
  - ✓ *PROSAVI - PROFIVI, FOVI - SHF Programs*
  - ✓ *FOVISSSTE Transformation*
  - ✓ *Steps toward the Secondary Mortgage Market*
  - ✓ *Tax deduction for real interests on mortgage loans*

750,000 Mortgages in 2006

Political Will is Stronger Than Ever

We are Ready... to Face the Future


PREMIO NACIONAL DE VIVIENDA 2001
POP+ WEB SITE RI

Keys to Growth	GEO's Long-Term Strategy
1 *Access to Land*	*"Land Outsourcing" = Cash Flow ; Land Bank Secured at a Minimum Cost*
2 *Working Capital Financing*	*Securitization = Unparalleled Source of Resources ; Financial Benefits*
3 *Production Efficiency and Collection Capacity*	*"Factory of Homes" = Produce Faster, Collect Faster; Just-in-Time Production*
4 *Attracting and Retaining High-Quality Personnel*	*"Geo Culture" = Expertise and Creation of Employee Stakeholders*
5 *Brand Image & Quality*	*"Building..." = Geo's new Marketing Campaign; Brand Recall & Awareness*

Main Investment Thesis :
Moderate and Consistent EBITDA Growth and Positive Operating Cash Flow under the Same Debt and Capital Structure


FINANCIALS

We are Ready... to Face the Future


PREMIO NACIONAL DE VIVIENDA 2001
POP+
WEB SITE RI

Solid Strategy of Profitable Growth


EBITDA & Operating Free Cash Flow
(in US$ millions)
150
100
50
0
-50
-100
Free Cash Flow
EBITDA
1995
1996
1997
1998
1999
2000
2001
EXPANSION
CONSOLIDATION


Inventory Turnover as Days of COGS
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
274
224
291
277
249
187
164
1995
1996
1997
1998
1999
2000
2001
EXPANSION
CONSOLIDATION


Net Debt to Capitalization
40%
38%
36%
34%
32%
39.4%
38.0%
37.1%
34.5%
1998
1999
2000
2001
39.4%
38.0%
37.1%
34.5%
CONSOLIDATION


Accounts Receivable to Sales
73.0%
68.0%
63.0%
58.0%
53.0%
48.0%
1995
1996
1997
1998
1999
2000
2001
67.5%
64.4%
63.3%
67.3%
50.5%
50.4%
50.3%
EXPANSION
CONSOLIDATION

We Delivered On What We Shared with the Market Back in 1999

We are Ready... to Face the Future


PREMIO NACIONAL DE VIVIENDA 2001
POP+
WEB SITE RI

The best positioning in the Housing Industry

The largest GEOgraphic diversification :

•Currently 19 states and the 33 most dynamic cities in Mexico



GEO participates where :

•73% of the INFONAVIT credits are granted

•79% of the GDP is produced

•74% of the Marriages take place

GEO Covers 76% of Mexico's 97.5 Million Population

Source: INEGI

We are Ready... to Face the Future


PREMIO NACIONAL DE VIVIENDA 2001



Delivering on our original yearly goals and promises

Operating Free Cash Flow (in US$ millions)


30
25
20
15
10
5
0
US $24.6
US $10.0
US $11.4
2000
2001 Goal
2001 Achievement

EBITDA (in US$ millions)


120
110
100
90
80
US $99.5
US $100.0
US $110.2
2000
2001 Goal
2001 Achievement

Accounts Receivable to Sales

	2000	2001 Goal	2001 Achievement
Accounts Receivable to Sales	50.4%	50.0%	50.3%

Debt to Capitalization


46.0%
44.0%
42.0%
40.0%
43.8%
45.0%
42.7%
2000
2001 Goal
2001 Achievement

We Managed to Fulfill our Original Goals in 2001

We are Ready... for Profitable Growth


PREMIO NACIONAL DE VIVIENDA 2001


POP+
WEB SITE RI

- *GEO is ready to grow again on a more profitable basis*

Steady Growth ***Efficient Production***


1
8% to 10% Growth in Volume, Revenues & EBITDA
3
Accounts Receivable to Sales Lower than 50%
2
Debt to Capitalization Ratio of 45%
4
Neutral to Positive Operating Free Cash Flow

Strong Financial Structure ***Cash Generation***

Margins Stability on a Year-on-Year Comparison

We are Ready... for Profitable Growth


PREMIO NACIONAL DE VIVIENDA 2001
POP+
WEB SITE RI

The start of a sustainable and profitable growth period

- ✓ *Pay down the outstanding US$10 million of our Eurobond in May*
- ✓ *Gross Margin between 25.5% to 26.0% & Operating Margin around 14.5% to 15.0%*
- ✓ *Participation in SHF-FOVI and FOVISSSTE mortgages according to availability*
- ✓ *1,500 homes sold in the Upper Affordable and Middle-Income housing segments*
- ✓ *9,000 homes sold in the Lower Affordable housing segment*
- ✓ *A New Securitization and a Medium-Term Note could be issued during the year*
- ✓ *Investment in Land of around $250 to $300 million to assure long-term sales*
- ✓ *Increase of Marketing Activities to support the stock price and liquidity*

Growth with Stability in Annual Margins and a Healthier Financial Structure

We are Ready... To Enter New Markets


PREMIO NACIONAL DE VIVIENDA 2001

POP+
WEB SITE RI

- *Profitability, design, quality and diversification are the main drivers*

Upper Affordable

Lower Affordable

	Mix 2002
Middle Income > $470,000	4%
Upper Affordable > $320,000	2%
Typical GEO's Market Affordable > $180,000	62%
Lower Affordable < $180,000	32%

Middle Income

Affordable Entry Level

We Sold more Upper Affordable and Middle-Income Homes than any Other Competitor in 2001

We are Ready... to Face the Future


PREMIO NACIONAL DE VIVIENDA 2001
POP+
WEB SITE RI

In 2001 GEO successfully refinanced its US$ 50m Eurobond.

- ✓ *GEO issued three medium-term peso notes totaling P$500 million.*
- ✓ *The P$300 million of the first issuance bears interest at TIIE+3.0 maturing in 2005.*
- ✓ *The P$200 million of the 2nd & 3rd issuances pay TIIE+3.0 maturing in 2006.*
- ✓ *To date GEO has purchased US $40.0 million of its bond (80% of the outstanding).*
- ✓ *The outstanding US $10 million will be paid upon maturity in May.*
- ✓ *The company has reduced its USD exchange rate debt exposure to less than 2%*

The Debt Maturity Schedule Has Been Aligned with the Company's Expectations for Cash Generation

We are Ready... to Continuing Delivering Quality of Life


PREMIO NACIONAL DE VIVIENDA 2001

POP+
WEB SITE
RI

In 2001 Geo won the National Housing Award 'Tu Casa INFONAVIT 2001'



- ✓ *The Award was for the "Los Arcos II" development in Acapulco.*
- ✓ *The criteria included factors from the design of the community to the satisfaction of its residents.*
- ✓ *Chosen from among all housing built in Mexico during 2000.*
- ✓ *The Award is a reflection of the design, quality, integration with the urban environment, and the innovative construction technology of the products that GEO offers its clients.*

The National Award as Important Sales Catalyst for 2002

We are Ready... for Profitable Growth





Typical seasonality concentrates revenues in the 2H of the year


QUARTERY REVENUES SEASONALITY 1999 - E 2001
30%
29%
28%
27%
26%
25%
24%
23%
22%
21%
20%
21%
21%
23%
22%
27%
27%
30%
29%
1Q
2Q
3Q
4Q
2001
E2002

	1Q	2Q	3Q	4Q
2001	21%	22%	27%	30%
E2002	21%	23%	27%	29%

In 2002 We Expect a Revenues Seasonality Similar to 2001

We are Ready... for Profitable Growth


PREMIO NACIONAL DE VIVIENDA 2001
POP+ WEB SITE RI

Year-over-year operating results

	1Q2001	1Q2002	1Q2002 vs 1Q2001
Homes Sold	4,791	***5,186***	+8.2%
Revenues	$1,005.8	***$1,090.2***	+8.4%
Gross Profit	$256.9	***$280.2***	+9.3%
Gross Margin	25.5%	***25.8%***	+0.3%
Operating Profit	$132.1	***$151.0***	+14.3%
Operating Margin	13.1%	***13.9%***	+0.8%
EBITDA	$210.2	***$228.0***	+8.5%
EBITDA Margin	20.9%	***20.9%***	+0.0%
EBITDA in US$	US $21.2	***US $25.3***	+19.3%
Net Profit	$44.0	***$61.9***	+40.6%
Net Margin	4.4%	***5.7%***	+1.3%

We Have Posted Outstanding Results For Three Consecutive Quarters

In million of Pesos as of March 31, 2002

We are Ready... for Profitable Growth


PREMIO
NACIONAL
DE VIVIENDA
2001
POP+
WEB
SITE
RI



A stronger balance sheet versus last year

- ✓ *Operating Free Cash Flow:*
  - ➢ Operating Free Cash Flow of US $ -27.0 million (improvement of US$ 5.6 compared to US $ -32.6 million in the same period last year)
- ✓ *Cash: $ 461.8 million an increase of 56.7% compared to $294.8 million in the 1Q01*
- ✓ *Accounts Receivable to Sales Ratio: 56.9% an increase of 0.4% compared to 56.5%*
- ✓ *Debt to Capitalization Before Deferred Taxes: 43.5% a decrease of -1.2% points compared to 44.8% in the 1Q2001*
- ✓ *Net Debt: $1,980.4 million a decrease of -6.2% compared to $2,112.1 million*

Improvement of US$5.6 in Operating Free Cash Flow

We are Ready… for Profitable Growth


PREMIO NACIONAL DE VIVIENDA 2001


POP+
WEB SITE RI

We control today the best supply of land and backlog in our history

✓ **GEO´s Land Bank as of March 31, 2002 is composed of:**

- 38,886 homes on Geo´s BalanceSheet
- 25,983 homes under “Land Outsourcing” schemes
- 12,376 homes under Option Agreements
- **77,245 Homes for Affordable Housing**

✓ **Our land strategy allows us to enjoy all of the upside while limiting the land ownership risks**

✓ **GEO´s Land Bank is composed proportionally to our regional operations as well as FOVI and INFONAVIT’s credit supply**

✓ **As of March 31, 2002 the land bank was enough for almost three years of production**

Land Bank for 77,245 and Mortgage Backlog for 46, 511 Affordable Homes

We are Ready... to Increase Shareholder's Value





Despite the impressive return since October, we are still trading at 3.4x Firm Value/EBITDA, a significant discount to our peers and our five years multiple


Acummulated Return January 2001-April 2002
Geo Vs. Ara & IPyC
250.00%
200.00%
150.00%
100.00%
50.00%
0.00%
-50.00%
Ene-01
Feb-01
Mar-01
Abr-01
May-01
Jun-01
Jul-01
Ago-01
Sep-01
Oct-01
Nov-01
Dic-01
Ene-02
Feb-02
Mar-02
Abr-02
GEO
216.46%
ARA
58.77%
IPyC
34.63%

Average Daily Trade Since January Is More Than US $ 900,000

Contact and Additional Information


PREMIO NACIONAL DE VIVIENDA 2001
POP+ WEB SITE RI

IVÁN VELA

Director of Finance & Equity Markets

Ph: +(52) 55.5480.5071, Fax: +(52) 55.5554.6064
Email: ivela@casasgeo.com

MARCO LALOS

Investor Relations

Ph: +(52) 55.5480.5078, Fax: +(52) 55.5554.6064
Email: geo_ir@casasgeo.com

This presentation contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. Past performance do not guaranty any future results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Visit our Website at
www.casasgeo.com


Casas GEO
Para vivir como quieres

June 2002 Road Show

'We are Ready'

Corporación GEO


PREMIO
NACIONAL
DE VIVIENDA
2001


July 2002


WEB SITE RI

We are Ready...for Profitable Growth


PREMIO NACIONAL DE VIVIENDA 2001
POP+
WEB SITE RI

- *The Mexican Affordable housing sector is poised for above-average growth due to the recent housing initiatives announced by President Fox and the structural changes that are occurring in the sector.*
- *GEO has successfully dedicated the past few years to consolidating operations, reducing overall leverage and focusing on generating operating free cash flow.*
- *Recent initiatives such as the Debt Refinancing Program and the Product Diversification are improving profitability and have reduced the Company's overall risk profile.*
- *GEO's financial results have improved over the past three quarters and the Company is poised once again to achieve consistent and profitable growth.*
- *Senior Management believes the share price is significantly undervalued and is committed to improving results, communication and transparency in order to once again achieve a premium market valuation.*

We are Ready... to Capitalize on Opportunities





- *The annual housing deficit will become an annual surplus by 2006*


HOUSING DEFICIT IN MEXICO
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
-
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010
Total Housing Supply
Total Housing Demand
Housing Deficit

Mexicans have a Deep-Rooted Desire to Own their Own Home

We are Ready... to Capitalize on Opportunities





- *The market share of homebuilders is expected to grow faster each year than the housing supply built by individuals*



HOUSING DEFICIT IN MEXICO
1,400,000
1,200,000
1,000,000
800,000
750,000
600,000
400,000
200,000
0
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
-
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010
Homebuilders
Self-construction
Housing Deficit

We Believe that the Goal of Delivering 750,000 Mortgages by 2006 is Aggressive but Achievable

Source: Company's Estimates

We are Ready... to Meet the Challenge


PREMIO NACIONAL DE VIVIENDA 2001
POP+ WEB SITE RI

- Collective effort to reach the goal of 750,000 mortgages in 2006

HOUSING INSTITUTES
(Thousands of Credits)
CAGR 2000 - 2006 = 13.5%






800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
351.6
318.0
482.0
547.0
604.5
663.8
750.0

	2000	2001	2002	2003	2004	2005	2006
Others	35,000	42,000	30,000	52,000	57,000	62,000	68,000
SOFOLES-Banks	4,500	5,500	7,000	30,000	37,500	46,875	82,000
FOVISSSTE	15,000	18,000	100,000	65,000	65,000	65,000	65,000
SFH - FOVI	47,000	47,500	70,000	100,000	120,000	140,000	160,000
INFONAVIT	250,110	205,000	275,000	300,000	325,000	350,000	375,000

HOUSING INSTITUTES GOALS FOR 2002

- ✓ INFONAVIT : E 275,000 Mortgages (increase from 205,000 in 2001)
- ✓ SFH-FOVI : E 70,000 Mortgages (increase from 47,500 in 2001)
- ✓ FOVISSSTE : E 100,000 Mortgages (increase from 18,000 in 2001)

Despite the Delay in FOVISSSTE, the Industry is Projected to Grow at Least 25% compared to 2001

Source: INFONAVIT, FOVI & "The National Housing Program"

We are Ready... to Meet the Challenge


PREMIO NACIONAL DE VIVIENDA 2001
POP+
WEB SITE RI

Special programs and structural changes taking place

- ✓ *Formation of the National Housing Council*
- ✓ *Evolution of FOVI into the National Mortgage Bank*
- ✓ *"INFONAVIT SUPPORT" Program - Art. 43 Bis.*
- ✓ *PROSAVI - PROFIVI, FOVI - SHF Programs*
- ✓ *FOVISSSTE Transformation*
- ✓ *Steps toward the Secondary Mortgage Market*
- ✓ *Tax Deduction for Real Interests on Mortgage Loans*

750,000 Mortgages in 2006

We are Setting Strong Foundations to Support the Above-Average Growth in the Coming Years

We are Ready... to Face the Future


PREMIO NACIONAL DE VIVIENDA 2001


POP+
WEB SITE RI

Keys to Growth	GEO's Long-Term Strategy
1 Access to Land	"Land Outsourcing" = Cash Flow ; Land Bank Secured at a Minimum Cost
2 Working Capital Financing	Securitization = Unparalleled Source of Resources ; Financial Benefits
3 Production Efficiency and Collection Capacity	"Factory of Homes" = Produce Faster, Collect Faster; Just-in-Time Production
4 Attracting and Retaining High-Quality Personnel	"Geo Culture" = Expertise and Creation of Employee Stakeholders
5 Brand Image & Quality	"Building..." = Geo's new Marketing Campaign; Brand Recall & Awareness

Main Investment Thesis :
Moderate and Consistent EBITDA Growth and Positive Operating Cash Flow under the Same Debt and Capital Structure

We are Ready... to Face the Future





Solid Strategy of Profitable Growth


EBITDA & Operating Free Cash Flow
(in US$ millions)
Free Cash Flow
EBITDA
150
100
50
0
-50
-100
1995
1996
1997
1998
1999
2000
2001
EXPANSION
CONSOLIDATION




Inventory Turnover as Days of COGS
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
274
224
291
277
249
187
164
1995
1996
1997
1998
1999
2000
2001
EXPANSION
CONSOLIDATION


Net Debt to Capitalization
40%
38%
36%
34%
32%
39.4%
38.0%
37.1%
34.5%
1998 1999 2000 2001
39.4% 38.0% 37.1% 34.5%
CONSOLIDATION


Accounts Receivable to Sales
73.0%
68.0%
63.0%
58.0%
53.0%
48.0%
1995 1996 1997 1998 1999 2000 2001
67.5% 64.4% 63.3% 67.3% 50.5% 50.4% 50.3%
EXPANSION
CONSOLIDATION

We Delivered On What We Shared with the Market Back in 1999

We are Ready... to Face the Future


PREMIO
NACIONAL
DE VIVIENDA
2001


POP+
WEB SITE RI

Delivering on our original yearly goals and promises

Operating Free Cash Flow (in US$ millions)


30
25
20
15
10
5
0
US $24.6
US $10.0
US $11.4
2000
2001 Goal
2001 Achievement

EBITDA (in US$ millions)


120
110
100
90
80
US $99.5
US $100.0
US $110.2
2000
2001 Goal
2001 Achievement

Accounts Receivable to Sales


54.0%
52.0%
50.0%
48.0%
46.0%
44.0%
42.0%
40.0%
50.4%
50.0%
50.3%
2000
2001 Goal
2001 Achievement

Debt to Capitalization


46.0%
44.0%
42.0%
40.0%
43.8%
45.0%
42.7%
2000
2001 Goal
2001 Achievement



We Managed to Fulfill our Targets for 2001

We are Ready... to Face the Future


PREMIO NACIONAL DE VIVIENDA 2001
POP+ WEB SITE RI

We are the only truly nation-wide housing company in Mexico

- Our growth will come from our current operations thus limiting Capex and Operating Expenses
- All Operating Expenses to become Nation-Wide are already reflected in our numbers
- We cover 19 states and the 33 most dynamic cities in Mexico



GEO is present where :

- 73% of the INFONAVIT credits are granted
- 79% of the GDP is produced
- 74% of the marriages take place
- 76% of all Mexicans are living

Our National Coverage Means that We Don't Need to Open Any New Subsidiary, National or International

Source: INEGI

We are Ready... for Profitable Growth


PREMIO NACIONAL DE VIVIENDA 2001


POP+
WEB SITE RI

- *GEO is ready to grow again on a more profitable basis*

1 — *Steady Growth*	8% to 10% Growth in Volume, Revenues & EBITDA	**3 — *Efficient Production***
	Accounts Receivable to Sales Lower than 50%	
2 — *Strong Financial Structure*	Debt to Capitalization Ratio of 45%	
4 — *Cash Generation*	Neutral to Positive Operating Free Cash Flow	

Margins Stability on a Year-on-Year Comparison

We are Ready... for Profitable Growth




PREMIO NACIONAL DE VIVIENDA 2001
POP+
WEB SITE RI

The start of a sustainable and profitable growth period

- ✓ *Paid down the outstanding US$10 million of our Eurobond in May*
- ✓ *Gross Margin between 25.5% to 26.0% & Operating Margin around 14.5% to 15.0%*
- ✓ *Participation in SHF-FOVI and FOVISSSTE mortgages according to availability*
- ✓ *1,500 homes sold in the Upper Affordable and Middle-Income housing segments*
- ✓ *9,000 homes sold in the Lower Affordable housing segment*
- ✓ *A New Securitization and a Medium-Term Note could be issued during the year*
- ✓ *Investment in Land of around $250 to $300 million to assure long-term sales*
- ✓ *Increase of Marketing Activities to support the stock price and liquidity*

Growth with Stability in Annual Margins and a Healthier Financial Structure

We are Ready... To Enter New Markets


PREMIO NACIONAL DE VIVIENDA 2001


POP+
WEB SITE RI

Profitability, design, quality and diversification are the main drivers

Upper Affordable

Lower Affordable

Segment	Mix 2002
Middle Income > $470,000	4%
Upper Affordable > $320,000	2%
Typical GEO's Market Affordable > $180,000	62%
Lower Affordable < $180,000	32%

Middle Income

Affordable Entry Level

We Sold more Upper Affordable and Middle-Income Homes than any Other Competitor in 2001

We are Ready... to Face the Future


PREMIO NACIONAL DE VIVIENDA 2001
POP+
WEB SITE RI

In 2001 GEO successfully refinanced its US$ 50m Eurobond.

- ✓ *GEO issued three medium-term peso notes totaling P$500 million.*
- ✓ *The P$300 million of the first issuance bears interest at TIIE+3.0 maturing in 2005.*
- ✓ *The P$200 million of the 2nd & 3rd issuances pay TIIE+3.0 maturing in 2006.*
- ✓ *To date GEO has purchased US $40.0 million of its bond (80% of the outstanding).*
- ✓ *The outstanding US $10 million were finally paid in May.*
- ✓ *The company has reduced its USD exchange rate debt exposure to less than 1.8%*

The Debt Maturity Schedule Has Been Aligned with the Company's Expectations for Cash Generation

We are Ready... to Continuing Delivering Quality of Life


PREMIO NACIONAL DE VIVIENDA 2001

POP+
WEB SITE RI





In 2001 Geo won the National Housing Award 'Tu Casa INFONAVIT 2001'



- ✓ ***The Award was for the "Los Arcos II" development in Acapulco.***
- ✓ ***The criteria included factors from the design of the community to the satisfaction of its residents.***
- ✓ ***Chosen from among all housing built in Mexico during 2000.***
- ✓ ***The Award is a reflection of the design, quality, integration with the urban environment, and the innovative construction technology of the products that GEO offers its clients.***

The National Award as Important Sales Catalyst for 2002

We are Ready... for Profitable Growth


PREMIO
NACIONAL
DE VIVIENDA
2001


POP+
WEB
SITE
RI

- *Typical seasonality concentrates revenues in the 2H of the year*


QUARTERY REVENUES SEASONALITY 1999 - E 2001
30%
29%
28%
27%
26%
25%
24%
23%
22%
21%
20%

	1Q	2Q	3Q	4Q
2001	21%	22%	27%	30%
E2002	21%	23%	27%	29%

In 2002 We Expect a Revenues Seasonality Similar to 2001

We are Ready... for Profitable Growth


PREMIO NACIONAL DE VIVIENDA 2001

POP+
WEB SITE RI

Year-over-year operating results – Second Quarter 2002

	2Q2001	2Q2002	2Q2002 vs 2Q2001
Homes Sold	5,062	***5,638***	+11.3%
Revenues	$1,074.3	***$1,180.9***	+9.9%
Gross Profit	$274.8	***$302.5***	+10.1%
Gross Margin	25.6%	***25.6%***	+0.0%
Operating Profit	$148.6	***$171.8***	+15.6%
Operating Margin	13.8%	***14.6%***	+0.8%
EBITDA	$223.8	***$249.5***	+11.5%
EBITDA Margin	20.8%	***21.1%***	+0.3%
EBITDA in US$	US $23.5	***US $25.1***	+6.6%
Net Profit	$53.6	***$80.5***	+50.0%
Net Margin	5.0%	***6.8%***	+1.8%

We Have Posted Outstanding Results For Four Consecutive Quarters

In million of Pesos as of June 30, 2002

FINANCIALS

We are Ready... for Profitable Growth


PREMIO NACIONAL DE VIVIENDA 2001
WEB SITE RI

Year-over-year operating results – First Half 2002

	1H2001	1H2002	1H2002 vs 1H2001
Homes Sold	9,993	10,820	+8.3%
Revenues	$2,092.6	$2,284.8	+9.2%
Gross Profit	$535.0	$586.8	+9.7%
Gross Margin	25.6%	25.7%	+0.1%
Operating Profit	$282.4	$324.7	+15.0%
Operating Margin	13.5%	14.2%	+0.7%
EBITDA	$436.6	$480.4	+10.0%
EBITDA Margin	20.9%	21.0%	+0.1%
EBITDA in US$	US $45.9	US $48.2	+5.1%
Net Profit	$98.3	$143.3	+45.8%
Net Margin	4.7%	6.3%	+1.6%

First Half Results are On Line with the Company's Objectives for the Year

In million of Pesos as of June 30, 2002

We are Ready… for Profitable Growth


PREMIO NACIONAL DE VIVIENDA 2001
POP+
WEB SITE RI

Year-over-year financial indicators

- ✓ *Operating Free Cash Flow:*
  - ➢ Operating Free Cash Flow of US $ -36.8 million (decrease of US$ 26.3 compared to US $ -10.5 million in the same period last year)
- ✓ *Cash: $ 336.2 million a decrease of 6.1% compared to $357.9 million in the 2Q01*
- ✓ *Accounts Receivable to Sales Ratio: 57.9% an increase of 3.7% compared to 54.2%*
- ✓ *Debt to Capitalization Before Deferred Taxes: 42.8% an increase of 0.3% points compared to 42.4% in the 2Q2001*
- ✓ *Net Debt: $2,109.4 million an increase of 10.0% compared to $1,918.2 million*

Additional Land Purchasing and Higher Production had a Temporary Effect on the Balance Sheet

In million of Pesos as of June 30, 2002

We are Ready... for Profitable Growth


PREMIO NACIONAL DE VIVIENDA 2001

POP+
WEB SITE RI

We control today a strong supply of land and backlog

- ✓ **GEO´s Land Bank as of June 30, 2002 is composed of:**
  - 43,975 homes on Geo´s BalanceSheet
  - 25,381 homes under "Land Outsourcing" schemes
  - 12,732 homes under Option Agreements
  - **82,088 Homes for Affordable Housing**
- ✓ **Our land strategy allows us to enjoy all of the upside while limiting the land ownership risks**
- ✓ **GEO´s Land Bank is composed proportionally to our regional operations as well as FOVI and INFONAVIT's credit supply**
- ✓ **As of June 30, 2002 the land bank was enough for almost three years of production**

Land Bank for 82,088 and Mortgage Backlog for 46,432 Affordable Homes



We are Ready… to Increase Shareholder's Value





- *Despite the impressive return since October 2001, we are still trading at 3.4x Firm Value/EBITDA, with a 25% discount versus Ara and with a significant discount to our five years multiple*



Acummulated Return January 2001 - June 2002
Geo Vs. Ara & IPyC

250.00%
200.00%
150.00%
100.00%
50.00%
0.00%
-50.00%
Ene-01
Feb-01
Mar-01
Abr-01
May-01
Jun-01
Jul-01
Ago-01
Sep-01
Oct-01
Nov-01
Dic-01
Ene-02
Feb-02
Mar-02
Abr-02
GEO
192.3%
3.5X
FV/EBITDA
ARA
27.9%
4.1X
FV/EBITDA
IPyC
20.9%

Average Daily Trade Since January Is More Than US $ 920,000

Contact and Additional Information


PREMIO NACIONAL DE VIVIENDA 2001
POP+
WEB SITE RI

IVÁN VELA

Director of Finance & Equity Markets

Ph: +(52) 55.5480.5071, Fax: +(52) 55.5554.6064
Email: ivela@casasgeo.com

MARCO LALOS / JORGE PEREZ

Investor Relations

Ph: +(52) 55.5480.5078, Fax: +(52) 55.5554.6064
Email: geo_ir@casasgeo.com

This presentation contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. Past performance do not guaranty any future results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Visit our Website at
www.casasgeo.com


PREMIO
NACIONAL
DE VIVIENDA
2001


Casas GEO
Para vivir como quieres


POP+
WEB SITE RI

September 2002 Road Show

'We are Ready'

Corporación GEO

We are Ready...for Profitable Growth



- *The Mexican Housing Industry is poised for above-average growth due to the housing initiatives announced by President Fox and the structural changes that are occurring in the sector, offering an attractive visibility.*
- *GEO has successfully dedicated the past few years to consolidating operations, reducing overall leverage and focusing on generating operating free cash flow.*
- *Recent initiatives such as the Debt Refinancing Program and the Product Diversification are improving profitability and have reduced the Company's overall risk profile.*
- *GEO's financial results have improved over the past four quarters and the Company is showing consistent, predictable and profitable growth.*
- *Senior Management believes the share price is still significantly undervalued and is committed to continue the financial and operating turnaround and improve communication and transparency, in order to once again trade at a premium valuation to our peers.*

We are Ready... to Capitalize on Opportunities





- *The annual housing deficit will become an annual surplus by 2006*


HOUSING DEFICIT IN MEXICO
900,000
800,000
750,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
7,000,000
6,800,000
6,600,000
6,400,000
6,200,000
6,000,000
5,800,000
5,600,000
5,400,000
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Housing Supply
Housing Demand
Housing Deficit

Mexicans have a Deep-Rooted Desire to Own their Own Home

Source: Company and Official Estimates

We are Ready... to Capitalize on Opportunities





- *Our typical market gives us a solid base to diversify our products*


Estimated Yearly Demand by Segment
100,000
350,000
300,000
Total Demand 750,000 Homes
Middle Income
Above $485,001
Upper Affordable
Between $330,001 and $485,000
Typical GEO's Market
Affordable
Between $185,001 and $330,000
Lower Affordable
Up to $185,000
Estimated Mortgage Availability 2002
20,000
330,000
140,000
Supply E2002 490,000 Homes
Coverage Of Demand In 2002
20%
94%
46%
65%

The Middle Income and Lower Affordable Housing Segments Represent the Strongest Areas of Opportunity

We are Ready... to Meet the Challenge



- *Collective effort to reach the goal of 750,000 mortgages in 2006*


HOUSING INSTITUTES
(Thousands of Credits)
CAGR 2000 - 2006 = 13.5%
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
351.6
318.0
492.0
547.0
604.5
663.8
750.0

	2000	2001	2002	2003	2004	2005	2006
Others	35,000	42,000	30,000	52,000	57,000	62,000	68,000
SOFOLES-Banks	4,500	5,500	10,000	30,000	37,500	46,875	82,000
FOVISSSTE	15,000	18,000	100,000	65,000	65,000	65,000	65,000
SFH - FOVI	47,000	47,500	70,000	100,000	120,000	140,000	160,000
INFONAVIT	250,110	205,000	275,000	300,000	325,000	350,000	375,000

HOUSING INSTITUTES GOALS FOR 2002

- ✓ *INFONAVIT : E 275,000 Mortgages (increase from 205,000 in 2001)*
- ✓ *SFH-FOVI : E 70,000 Mortgages (increase from 47,500 in 2001)*
- ✓ *FOVISSSTE : E 100,000 Mortgages (increase from 18,000 in 2001)*

Despite the Delay in FOVISSSTE, the Industry is Projected to Grow at Least 25% compared to 2001

Source: INFONAVIT, FOVI & "The National Housing Program"

We are Ready... to Face the Future



Keys to Growth	GEO's Long-Term Strategy
1 Access to Land	"Land Outsourcing" = Cash Flow ; Land Bank Secured at a Minimum Cost
2 Working Capital Financing	Securitization = Alternative Source of Resources ; Financial Benefits
3 Production Efficiency and Collection Capacity	"Factory of Homes" = Produce Faster, Collect Faster; Just-in-Time Production
4 Attracting and Retaining High-Quality Personnel	"Geo Culture" = Expertise and Creation of Employee Stakeholders
5 Brand Image & Quality	"Building..." = Geo's New Marketing Campaign; Brand Recall & Awareness

Investment Thesis :
Moderate and Consistent EBITDA Growth and Neutral-to-Positive Operating Cash Flow under the Same Debt and Capital Structure



We are Ready... to Face the Future



The Consolidation Period prepared us to better face the promising future



EBITDA & Operating Free Cash Flow
(in US$ millions)
Free Cash Flow
EBITDA
150
100
50
0
-50
-100
1995
1996
1997
1998
1999
2000
2001
EXPANSION
CONSOLIDATION



Inventory Turnover as Days of COGS
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
274
224
291
277
249
187
164
1995
1996
1997
1998
1999
2000
2001
EXPANSION
CONSOLIDATION



Net Debt to Equity
40%
38%
36%
34%
32%
39.4%
38.0%
37.1%
34.5%
CONSOLIDATION

1998	1999	2000	2001
39.4%	38.0%	37.1%	34.5%



Accounts Receivable to Sales
73.0%
68.0%
63.0%
58.0%
53.0%
48.0%
EXPANSION
CONSOLIDATION

1995	1996	1997	1998	1999	2000	2001
67.5%	64.4%	63.3%	67.3%	50.5%	50.4%	50.3%

Financial Turnaround... plus Operating Turnaround

We are Ready... to Face the Future



We are the only truly nation-wide housing company in Mexico

- Our growth will come from our current operations thus optimizing Capex and SG&A
- All Operating Expenses to become Nation-Wide are already reflected in our numbers
- We cover 19 states and the 33 most dynamic cities in Mexico

GEO is present where :

- 73% of the INFONAVIT credits are granted
- 79% of the GDP is produced
- 74% of the marriages take place
- 76% of all Mexicans are living

We Have no Intentions or Need to Open Any New Subsidiary, neither National nor International

Source: INEGI

We are Ready... for Profitable Growth




- *GEO is ready to grow again on a more profitable basis*

GOALS 2002


Steady Growth
1
8% to 10% Growth in Volume, Revenues & EBITDA
Efficient Production
3
Accounts Receivable to Sales around 50%
Strong Financial Structure
2
Debt to Equity Ratio of 45%
Cash Generation
4
Neutral to Positive Operating Free Cash Flow

Margins Stability on a Year-on-Year Comparison

We are Ready... for Profitable Growth





The start of a sustainable and profitable growth period

- ✓ *Paid down the outstanding US$10 million of our Eurobond in May*
- ✓ *Gross Margin between 25.5% to 26.0% & Operating Margin around 14.5% to 15.0%*
- ✓ *1,500 homes sold in the Upper Affordable and Middle-Income housing segments*
- ✓ *9,000 homes sold in the Lower Affordable housing segment*
- ✓ *A New Securitization and a Medium-Term Note could be issued during the year*
- ✓ *Investment in Land of around $250 to $300 million to assure long-term sales*
- ✓ *Continuity to the Employees Stock Ownership Program initiated back in 1997*
- ✓ *Increase of Marketing Activities to support the stock price and liquidity*

Growth with Stability in Annual Margins with a Healthier Financial Structure

We are Ready... To Enter New Markets





- *GEO is best positioned to achieve sustainable growth in the future*



Upper Affordable

Lower Affordable





Segment	Mix E2002
Middle Income > $485,000	4%
Upper Affordable > $330,000	2%
Typical GEO's Market Affordable > $185,000	62%
Lower Affordable < $185,000	32%



Middle Income

Affordable Entry Level

Geo has Shown that It Can Execute on its Strategy to Enter the Upper Affordable and Middle Income Segments

We are Ready... to Continuing Delivering Quality of Life







- In 2001 Geo won the National Housing Award 'Tu Casa INFONAVIT 2001'











- ✓ The Award was for the "Los Arcos II" development in Acapulco.
- ✓ The criteria included factors from the design of the community to the satisfaction of its residents.
- ✓ Chosen from among all housing built in Mexico during 2000.
- ✓ The Award is a reflection of the design, quality, integration with the urban environment, and the innovative construction technology of the products that GEO offers its clients.

The National Award as Important Sales Catalyst for 2002



We are Ready… for Profitable Growth





- *Typical seasonality concentrates revenues in the 2H of the year*



QUARTERLY REVENUES SEASONALITY 2001 – E2002
30%
29%
28%
27%
26%
25%
24%
23%
22%
21%
20%

	1Q	2Q	3Q	4Q
2001	21%	22%	27%	30%
E2002	21%	23%	27%	29%

In 2002 We Expect a Revenues Seasonality Similar to 2001

We are Ready... for Profitable Growth



Year-over-year operating results – Second Quarter 2002

	2Q2001	2Q2002	2Q2002 vs 2Q2001
Homes Sold	5,062	***5,638***	+11.3%
Revenues	$1,074.3	***$1,180.9***	+9.9%
Gross Profit	$274.8	***$302.5***	+10.1%
Gross Margin	25.6%	***25.6%***	+0.0%
Operating Profit	$148.6	***$171.8***	+15.6%
Operating Margin	13.8%	***14.6%***	+0.8%
EBITDA	$223.8	***$249.5***	+11.5%
EBITDA Margin	20.8%	***21.1%***	+0.3%
EBITDA in US$	US $23.5	***US $25.1***	+6.6%
Net Profit	$53.6	***$80.5***	+50.0%
Net Margin	5.0%	***6.8%***	+1.8%

We Have Posted Outstanding Results For Four Consecutive Quarters

In million of Pesos as of June 30, 2002

We are Ready… for Profitable Growth




Year-over-year operating results – First Half 2002

	1H2001	1H2002	1H2002 vs 1H2001
Homes Sold	9,993	***10,820***	+8.3%
Revenues	$2,092.6	***$2,284.8***	+9.2%
Gross Profit	$535.0	***$586.8***	+9.7%
Gross Margin	25.6%	***25.7%***	+0.1%
Operating Profit	$282.4	***$324.7***	+15.0%
Operating Margin	13.5%	***14.2%***	+0.7%
EBITDA	$436.6	***$480.4***	+10.0%
EBITDA Margin	20.9%	***21.0%***	+0.1%
EBITDA in US$	US $45.9	***US $48.2***	+5.1%
Net Profit	$98.3	***$143.3***	+45.8%
Net Margin	4.7%	***6.3%***	+1.6%

First Half Results are In Line with the Company's Objectives for the Full Year

In million of Pesos as of June 30, 2002

We are Ready... for Profitable Growth



- *Year-over-year financial indicators*

  - ✓ *Operating Free Cash Flow:*
    - Operating Free Cash Flow of US $ -36.8 million (<u>decrease</u> of US$ 26.3 compared to US $ -10.5 million in the same period last year)
  - ✓ *Cash: $ 336.2 million a <u>decrease</u> of 6.1% compared to $357.9 million in the 2Q01*
  - ✓ *Accounts Receivable to Sales Ratio: 57.9% an <u>increase</u> of 3.7% compared to 54.2%*
  - ✓ *Debt to Capitalization Before Deferred Taxes: 42.8% an <u>increase</u> of 0.3% points compared to 42.4% in the 2Q2001*
  - ✓ *Net Debt: $2,109.4 million an <u>increase</u> of 10.0% compared to $1,918.2 million*

Additional Land Purchasing and Higher Production had a Temporary Effect on the Balance Sheet

In million of Pesos as of June 30, 2002

We are Ready… for Profitable Growth




We control today a strong land bank and backlog

- ✓ **GEO´s Land Bank as of June 30, 2002 is composed of:**
  - 43,975 homes on Geo´s BalanceSheet
  - 25,381 homes under "Land Outsourcing" schemes
  - 12,732 homes under Option Agreements
  - **82,088 Homes for Affordable Housing**

- ✓ **Our land strategy allows us to enjoy all of the upside while limiting the land ownership risks.**
- ✓ **Due to GEO's position in the market and financial ingenuity, it has successfully used other people's money to secure its land bank.**
- ✓ **GEO´s Land Bank is composed proportionally to our regional operations as well as FOVI and INFONAVIT's credit supply.**
- ✓ **As of June 30, 2002 the land bank was enough for almost three years of production.**

Land Bank for 82,088 and Mortgage Backlog for 46,432 Affordable Homes

We are Ready... to Increase Shareholder's Value





- *Geo has the most respected Management Team in the Housing Industry*

GEO's OWNERSHIP STRUCTURE

GEO's Group of Control	35%
USA	20%
Europe	15%
Others	5%
Mexico	25%

65% FREE FLOAT

- ✓ *45% of the Board Members are truly External Directors*
- ✓ *No family relationships among Members of the Board, Executive Officers or Corporate Directors*
- ✓ *External Directors lead the Board Committees of Compensation, Finance & Planning and Audit*
- ✓ *Full implementation of the Code of Best Corporate Practices instructed by the CNBV and the BMV*
- ✓ *More than 30% of Geo's employees are Shareholders*
- ✓ *One series of shares – One Share, One Vote*

Geo is the only Mexican Company with "Tag-Along Rights" for all of its Stockholders

We are Ready... to Increase Shareholder's Value







Geo is an eye-catching investment offering Value and Growth at an attractive valuation in an Industry with superior earnings visibility

Accumulated Return January 2001- Aug 2002
Geo - Ara - IPyC

GEO 228,92%
ARA 36,14%
IPyC 11,25%

Price to Book Value
GEO - ARA
1998 - 2002

GEO P/VL — ARA P/VL

Price to Earnings
GEO - ARA
1998 - 2002

GEO P/E — ARA P/E

Firm Value / EBITDA
GEO - ARA
1998 - 2002

GEO FV/EBITDA — ARA FV/EBITDA

Average Daily Trade since January is Higher than US $850,000

Contact and Additional Information



IVÁN VELA

Director of Finance & Equity Markets

Ph: +(52) 55.5480.5071, Fax: +(52) 55.5554.6064
Email: ivela@casasgeo.com

JORGE PÉREZ / KENIA VARGAS

Investor Relations

Ph: +(52) 55.5480.5078, Fax: +(52) 55.5554.6064
Email: geo_ir@casasgeo.com

This presentation contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. Past performance do not guaranty any future results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Visit our Website at
www.casasgeo.com




CasasGEO
Para vivir como quieres



November 2002 Road Show

'We are Ready'

Corporación GEO

IV Foro Europeo de Empresas Latinoamericanas

Middle income Geo homes

We are Ready...for Profitable Growth





- *The Mexican Housing Industry is poised for above-average growth due to the housing initiatives announced by President Fox and the structural changes that are occurring in the sector, offering an attractive visibility.*
- *GEO has successfully dedicated the past few years to consolidating operations, reducing overall leverage and focusing on generating operating free cash flow.*
- *Recent initiatives such as the Debt Refinancing Program and the Product Diversification are improving profitability and have reduced the Company's overall risk profile.*
- *GEO's financial results have improved over the past five quarters and the Company is showing consistent, predictable and profitable growth.*
- *Senior Management believes the share price is still significantly undervalued and is committed to continue the financial and operating turnaround and improve communication and transparency, in order to once again trade at a premium valuation to our peers.*

We are Ready... to Capitalize on Opportunities





- *The annual housing deficit will become an annual surplus by 2006*


HOUSING DEFICIT IN MEXICO
900,000
800,000
750,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
7,000,000
6,800,000
6,600,000
6,400,000
6,200,000
6,000,000
5,800,000
5,600,000
5,400,000
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Housing Supply
Housing Demand
Housing Deficit

Mexicans have a Deep-Rooted Desire to Own their Own Home

Source: Company and Official Estimates

We are Ready... to Capitalize on Opportunities




- *Our typical market gives us a solid base to diversify our products*

Estimated Yearly Demand by Segment	Segment	Estimated Mortgage Availability 2002	Coverage Of Demand In 2002
100,000	Middle Income Above $485,001; Upper Affordable Between $330,001 and $485,000	20,000	20%
350,000	Typical GEO's Market: Affordable Between $185,001 and $330,000	330,000	94%
300,000	Lower Affordable Up to $185,000	140,000	46%
Total Demand 750,000 Homes		Supply E2002 490,000 Homes	65%

The Middle Income and Lower Affordable Housing Segments Represent the Strongest Areas of Opportunity

Source: Company's Estimates ** Prices in Pesos*

We are Ready... to Meet the Challenge



- *Collective effort to reach the goal of 750,000 mortgages in 2006*


HOUSING INSTITUTES
(Thousands of Credits)
CAGR 2000 - 2006 = 13.5%
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
351.6
318.0
492.0
547.0
604.5
663.8
750.0

	2000	2001	2002	2003	2004	2005	2006
Others	35,000	42,000	30,000	52,000	57,000	62,000	68,000
SOFOLES-Banks	4,500	5,500	10,000	30,000	37,500	46,875	82,000
FOVISSSTE	15,000	18,000	100,000	65,000	65,000	65,000	65,000
SFH - FOVI	47,000	47,500	70,000	100,000	120,000	140,000	160,000
INFONAVIT	250,110	205,000	275,000	300,000	325,000	350,000	375,000

HOUSING INSTITUTES GOALS FOR 2002

- ✓ *INFONAVIT : E 275,000 Mortgages (increase from 205,000 in 2001)*
- ✓ *SHF-FOVI : E 70,000 Mortgages (increase from 47,500 in 2001)*
- ✓ *FOVISSSTE : E 100,000 Mortgages (increase from 18,000 in 2001)*

Despite the Delays in FOVISSSTE and SHF, the Industry is Projected to Grow at Least 25% compared to 2001

Source: INFONAVIT, FOVI & "The National Housing Program"

We are Ready... to Face the Future



Keys to Growth	GEO's Long-Term Strategy
1 *Access to Land*	*"Land Outsourcing" = Cash Flow ; Land Bank Secured at a Minimum Cost*
2 *Working Capital Financing*	*Securitization = Alternative Source of Resources ; Financial Benefits*
3 *Production Efficiency and Collection Capacity*	*"Factory of Homes" = Produce Faster, Collect Faster; Just-in-Time Production*
4 *Attracting and Retaining High-Quality Personnel*	*"Geo Culture" = Expertise and Creation of Employee Stakeholders*
5 *Brand Image & Quality*	*"Building..." = Geo's New Marketing Campaign; Brand Recall & Awareness*

Investment Thesis :
Moderate and Consistent EBITDA Growth and Neutral-to-Positive Operating Cash Flow under the Same Debt and Capital Structure

We are Ready... to Face the Future



The Consolidation Period prepared us to better face the promising future

EBITDA & Operating Free Cash Flow (in US$ millions)


■ Free Cash Flow
□ EBITDA
150
100
50
0
-50
-100
1995
1996
1997
1998
1999
2000
2001
EXPANSION
CONSOLIDATION

Inventory Turnover as Days of COGS


350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
274
224
291
277
249
187
164
1995
1996
1997
1998
1999
2000
2001
EXPANSION
CONSOLIDATION

Net Debt to Equity


40%
38%
36%
34%
32%
39.4%
38.0%
37.1%
34.5%

1998	1999	2000	2001
39.4%	38.0%	37.1%	34.5%

CONSOLIDATION

Accounts Receivable to Sales


73.0%
68.0%
63.0%
58.0%
53.0%
48.0%

1995	1996	1997	1998	1999	2000	2001
67.5%	64.4%	63.3%	67.3%	50.5%	50.4%	50.3%

EXPANSION CONSOLIDATION

Financial Turnaround... plus Operating Turnaround

We are Ready... to Face the Future



We are the only truly nation-wide housing company in Mexico

- Our growth will come from our current operations thus optimizing Capex and SG&A
- All Operating Expenses to become Nation-Wide are already reflected in our numbers
- We cover 19 states and the 33 most dynamic cities in Mexico



GEO is present where :

- 73% of the INFONAVIT credits are granted
- 79% of the GDP is produced
- 74% of the marriages take place
- 76% of all Mexicans are living

We Have no Intentions or Need to Open Any New Subsidiary, neither National nor International

Source: INEGI

We are Ready... for Profitable Growth




- *GEO is ready to grow again on a more profitable basis*

GOALS 2002





Steady Growth

1. *8% to 10% Growth in Volume, Revenues & EBITDA*

Strong Financial Structure

2. *Debt to Equity Ratio of 45%*

Efficient Production

3. *Accounts Receivable to Sales around 50% to 55%*

Cash Generation

4. *Neutral Operating Free Cash Flow*

Margins Stability on a Year-on-Year Comparison

We are Ready... for Profitable Growth



The start of a sustainable and profitable growth period

- ✓ *Paid down the outstanding US$10 million of our Eurobond in May*
- ✓ *Gross Margin between 25.5% to 26.0% & Operating Margin around 14.5% to 15.0%*
- ✓ *1,500 homes sold in the Upper Affordable and Middle-Income housing segments*
- ✓ *9,000 homes sold in the Lower Affordable housing segment*
- ✓ *A $200 Million Pesos Medium-Term Note was issued during the year*
- ✓ *Investment in Land of around $250 to $300 million to assure long-term sales*
- ✓ *Continuity to the Employees Stock Ownership Program initiated back in 1997*
- ✓ *Increase of Marketing Activities to support the stock price and liquidity*

Growth with Stability in Annual Margins with a Healthier Financial Structure

We are Ready... To Enter New Markets





- *GEO is best positioned to achieve sustainable growth in the future*



Upper Affordable

Lower Affordable

Segment	Mix E2002
Middle Income > $485,000	4%
Upper Affordable > $330,000	2%
Typical GEO's Market Affordable > $185,000	62%
Lower Affordable < $185,000	32%



Middle Income

Affordable Entry Level

Geo has Shown that It Can Execute on its Strategy to Enter the Upper Affordable and Middle Income Segments

We are Ready... to Continuing Delivering Quality of Life






In October 2002 Geo received for second year in a row the highest honors from President Fox at the '2002 National Housing Awards', winning 6 of the 7 categories.

- ✓ *The '2002 National Housing Award' took into account the entire supply of housing during the year.*
- ✓ *Geo was the only public Company that received the highest honors being the only company to win in more than one category.*



1. *National Housing Award for Liveability*
2. *National Housing Award in the category of Installations for People with Disabilities*
3. *National Housing Award in the category of Best Project Execution.*
4. *National Housing Award in the category of Social Production of Housing.*
5. *The Only Honorable Mention in the category of Liveability*
6. *The only Honorable Mention in the Ecotechnology category*

The National Award as an Important Sales Catalyst for 2003

We are Ready… for Profitable Growth





- *Typical seasonality concentrates revenues in the 2H of the year*


QUARTERLY REVENUES SEASONALITY 2001 – E2002
30%
29%
28%
27%
26%
25%
24%
23%
22%
21%
20%
21%
21%
23%
22%
27%
27%
30%
29%

	1Q	2Q	3Q	4Q
2001	21%	22%	27%	30%
E2002	21%	23%	27%	29%

2002 Revenues Seasonality is Providing us Predictability and Margin Stability Year-over-Year

We are Ready... for Profitable Growth





Year-over-year operating results – Third Quarter 2002

	3Q2001	*3Q2002*	*3Q2002 vs 3Q2001*
Homes Sold	6,342	***6,885***	+8.6%
Revenues	$1,308.6	***$1,412.5***	+7.9%
Gross Profit	$342.9	***$365.1***	+6.5%
Gross Margin	26.2%	***25.8%***	-0.4%
Operating Profit	$200	***$217.7***	+8.8%
Operating Margin	15.3%	***15.4%***	+0.1%
EBITDA	$283.6	***$306.5***	+8.1%
EBITDA Margin	21.7%	***21.7%***	+0.0%
EBITDA in US$	US $28.4	***US $30***	+5.5%
Net Profit	$95	***$108.9***	+14.6%
Net Margin	7.3%	***7.7%***	+0.4%

We Have Posted Outstanding Results For Five Consecutive Quarters

In million of Pesos as of September 30, 2002


FINANCIALS

We are Ready... for Profitable Growth



Year-over-year operating results – Accumulated Jan-Sep 2002

	Jan-Sep 2001	Jan-Sep 2002	J-S 2002 vs J-S 2001
Homes Sold	16,335	**17,705**	+8.4%
Revenues	$3,428	**$3,726.3**	+8.7%
Gross Profit	$884.7	**$959.4**	+8.4%
Gross Margin	25.8%	**25.7%**	-0.1%
Operating Profit	$486.1	**$546.8**	+12.4%
Operating Margin	14.2%	**14.7%**	+0.5%
EBITDA	$725.8	**$793**	+9.3%
EBITDA Margin	21.2%	**21.3%**	+0.1%
EBITDA in US$	US $72.7	**US $77.5**	+6.6%
Net Profit	$194.5	**$254**	+30.5%
Net Margin	5.7%	**6.8%**	+1.1%

Jan-Sep Results are In Line with the Company's Objectives for the Full Year

In million of Pesos as of September 30, 2002

We are Ready... for Profitable Growth





Year-over-year financial indicators

- ✓ *Operating Free Cash Flow:*
  - Operating Free Cash Flow of US $-13.5 million (decrease of US $-0.6 compared to US $-12.9 million in the same period last year).
  - Operating Free Cash Flow generation in the third quarter was US $ 23.3 million (improvement of US$ 25.7 compared to US $ -2.4 million generated in the third quarter of last year).
- ✓ *Cash: $ 517.5 million a <u>decrease</u> of -31.2% compared to $752 million in the 3Q01.*
- ✓ *Accounts Receivable to Sales Ratio: 57.8% an <u>increase</u> of 1.9% compared to 55.9%.*
- ✓ *Debt to Capitalization Before Deferred Taxes: 41.1% a <u>decrease</u> of –4.8% points compared to 45.9% in the 3Q2001.*
- ✓ *Net Debt: $1,889.3 million a <u>decrease</u> of –3.4% compared to $1,956.4 million .*

Important Free Cash Flow generation and reduction in Net Debt

In million of Pesos as of September 30, 2002

We are Ready... for Profitable Growth




We control today a strong land bank and backlog

- ✓ **GEO´s Land Bank as of September 30, 2002 is composed of:**
  - 48,293 homes on Geo´s BalanceSheet
  - 22,964 homes under "Land Outsourcing" schemes
  - 10,203 homes under Option Agreements
  - **81,460 Homes for Affordable Housing**
- ✓ **Our land strategy allows us to enjoy all of the upside while limiting the land ownership risks.**
- ✓ **Due to GEO's position in the market and financial ingenuity, it has successfully used other people's money to secure its land bank.**
- ✓ **GEO´s Land Bank is composed proportionally to our regional operations as well as FOVI and INFONAVIT's credit supply.**
- ✓ **As of September 30, 2002 the land bank was enough for almost three years of production.**

Land Bank for 82,088 and Mortgage Backlog for 44,692 Affordable Homes

We are Ready... to Increase Shareholder's Value




Geo has the most respected Management Team in the Housing Industry

GEO's OWNERSHIP STRUCTURE


USA
20%
GEO's Group of Control
35%
Europe
15%
Others
5%
Mexico
25%

65% FREE FLOAT

- ✓ *45% of the Board Members are External Directors*
- ✓ *No family relationships among Titular Members of the Board, Executive Officers or Corporate Directors*
- ✓ *External Directors lead the Board Committees of Compensation, Finance & Planning and Audit*
- ✓ *Full implementation of the Code of Best Corporate Practices instructed by the CNBV and the BMV*
- ✓ *More than 30% of Geo's employees are Shareholders*
- ✓ *One series of shares – One Share, One Vote*

Geo is the only Mexican Company with "Tag-Along Rights" for all of its Stockholders

We are Ready... to Increase Shareholder's Value





- ***Geo is an eye-catching investment offering Value and Growth at an attractive valuation in an Industry with superior earnings visibility***

Rendimiento Acumulado Enero 2001-Nov 2002
Geo, Ara & Hogar Vs. IPyC
300.0%
250.0%
200.0%
150.0%
100.0%
50.0%
0.0%
GEO
196.62%
ARA
29.82%
IPyC
6.5%
01-Ene-01
28-Ene-01
26-Feb-01
24-Mar-01
23-Abr-01
21-May-01
16-Jun-01
13-Jul-01
09-Ago-01
05-Sep-01
02-Oct-01
29-Oct-01
26-Nov-01
24-Dic-01
22-Ene-02
19-Feb-02
18-Mar-02
17-Abr-02
15-May-02
11-Jun-02
08-Jul-02
03-Ago-02
30-Ago-02
27-Sep-02

Price to Book Value
GEO - ARA
1998 - 2002
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Jun-98
Nov-98
Apr-99
Sep-99
Feb-00
Jul-00
Dec-00
May-01
Oct-01
Mar-02
Ago-02
GEO P/VL
ARA P/VL

Price to Earnings
GEO - ARA
1998 - 2002
20.0
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
Jun-98
Nov-98
Apr-99
Sep-99
Feb-00
Jul-00
Dec-00
May-01
Oct-01
Mar-02
Ago-02
GEO P/E
ARA P/E

Firm Value / EBITDA
GEO - ARA
1998 - 2002
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
Mar-99
Ago-99
Jan-00
Jun-00
Nov-00
Apr-01
Sep-01
Feb-02
Jul-02
GEO FV/EBITDA
ARA FV/EBITDA

Average Daily Trade since January is Higher than US $850,000

Contact and Additional Information



IVÁN VELA

Director of Finance & Equity Markets

Ph: +(52) 55.5480.5071, Fax: +(52) 55.5554.6064
Email: ivela@casasgeo.com

JORGE PÉREZ / KENIA VARGAS

Investor Relations

Ph: +(52) 55.5480.5078, Fax: +(52) 55.5554.6064
Email: geo_ir@casasgeo.com

This presentation contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. Past performance do not guaranty any future results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Visit our Website at
www.casasgeo.com



AMERI


CasasGEO
Para vivir como quieres

TOP 5 WEB SITES de RI

'Reasons to Believe and Get Our Premium Back'

Corporación GEO

Seventh Annual Latin American Conference
Santander Investment
January 2003

We are Ready...for Profitable Growth


TOP 5
WEB SITES de RI
POP+
WEB SITE de RI

- *The Mexican Housing Industry is poised for above-average growth due to the housing initiatives announced by President Fox and the structural changes that occurred in the sector during 2002, offering a unique visibility.*
- *GEO has successfully dedicated the past few years to consolidating operations, reducing overall leverage and focusing on generating operating free cash flow.*
- *Recent initiatives such as the Debt Refinancing Program and the Product Diversification are improving profitability and have reduced the Company's overall risk profile.*
- *GEO's financial results have improved over the past five quarters and the Company is showing consistent, predictable and profitable growth.*
- *Senior Management believes the share price is significantly undervalued and is committed to continue the financial and operating turnaround and improve communication and transparency, in order to once again trade at a premium valuation to its peers.*

We are Ready... to Capitalize on Opportunities





The annual housing deficit will become an annual surplus by 2006


HOUSING DEFICIT IN MEXICO
900,000
800,000
750,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
7,000,000
6,800,000
6,600,000
6,400,000
6,200,000
6,000,000
5,800,000
5,600,000
5,400,000
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Housing Supply
Housing Demand
Housing Deficit

Mexicans have a Deep-Rooted Desire to Own their Own Home

Source: Company and Official Estimates

We are Ready... to Capitalize on Opportunities





Our typical market gives us a solid base to diversify our products

Estimated Yearly Demand by Segment	Segment	Expected Mortgage Availability 2003	Expected Coverage of Demand In 2003	Coverage of Demand In 2002
100,000	Middle Income Above $485,001 pesos; Upper Affordable Between $330,001 and $485,000 pesos	65,000	65%	20%
400,000	Typical GEO's Market: Affordable Between $185,001 and $330,000 pesos	345,000	86%	65%
250,000	Lower Affordable Up to $185,000 pesos	120,500	48%	56%
Total Demand 750,000 Homes		Expected Supply 2003 530,500 Homes	70%	56%

The Middle Income and Lower Affordable Housing Segments Represent the Strongest Areas of Opportunity

Source: Company's Estimates ** Prices in Pesos*

We are Ready… to Meet the Challenge




- *Collective effort to reach the goal of 750,000 mortgages in 2006*

HOUSING INSTITUTES

(Thousands of Credits)

CAGR 2000 - 2006 = 13.5%

	2000	2001	2002	E2003	E2004	E2005	E2006
Total	351.6	318.0	420.0	E530.5	E604.5	E663.8	E750.0
Others	35,000	42,000	53,000	42,000	57,000	62,000	68,000
SOFOLES-Banks	4,500	5,500	10,000	25,000	37,500	46,875	82,000
FOVISSSTE	15,000	18,000	42,000	90,000	65,000	65,000	65,000
SFH - FOVI	47,000	47,500	40,000	73,500	120,000	140,000	160,000
INFONAVIT	250,110	205,000	275,000	300,000	325,000	350,000	375,000

HOUSING INSTITUTES GOALS FOR 2003

- ✓ *INFONAVIT : E 300,000 Mortgages (increase of 9% from 275,000 in 2002)*
- ✓ *SHF-FOVI : E 73,500 Mortgages (increase of 83% from 40,000 in 2002)*
- ✓ *FOVISSSTE : E 90,000 Mortgages (increase of 114%from 42,000 in 2002)*
- ✓ *BANKS : E 25,000 Mortgages (increase of 150%from 10,000 in 2002)*

In 2003 the Industry is Projected to Grow 26% compared to 2002

Source: CONAFOVI

We are Ready… to Face the Future


TOP 5
WEB SITES de RI



Keys to Growth

1. *Access to Land*
2. *Working Capital Financing*
3. *Production Efficiency and Collection Capacity*
4. *Attracting and Retaining High-Quality Personnel*
5. *Brand Image & Quality*

GEO's Long-Term Strategy

"Land Outsourcing" = Cash Flow ; Land Bank Secured at a Minimum Cost

Securitization = Alternative Source of Resources ; Financial Diversification

"Factory of Homes" = Produce Faster, Collect Faster; Just-in-Time Production

"Geo Culture" = Expertise and Creation of Employee Stockholders, ESOP Program

"Building…" = Geo's Marketing Campaign; Brand Recall & Awareness

Investment Thesis :
Moderate and Consistent EBITDA Growth and Positive Operating Cash Flow Improving the Debt and Capital Structure

We are Ready... to Face the Future







The Consolidation Period prepared us to better face the promising future


EBITDA & Operating Free Cash Flow
(in US$ millions)
Free Cash Flow
EBITDA
150
100
50
0
-50
-100
1995
1996
1997
1998
1999
2000
2001
EXPANSION
CONSOLIDATION


Inventory Turnover as Days of COGS
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
274
224
291
277
249
187
164
1995
1996
1997
1998
1999
2000
2001
EXPANSION
CONSOLIDATION


Net Debt to Equity
40%
38%
36%
34%
32%
39.4%
38.0%
37.1%
34.5%
CONSOLIDATION

1998	1999	2000	2001
39.4%	38.0%	37.1%	34.5%


Accounts Receivable to Sales
73.0%
68.0%
63.0%
58.0%
53.0%
48.0%
EXPANSION
CONSOLIDATION

1995	1996	1997	1998	1999	2000	2001
67.5%	64.4%	63.3%	67.3%	50.5%	50.4%	50.3%

Financial Turnaround... plus Operating Turnaround

GEOGRAPHICAL POSITIONING

We are Ready... to Face the Future



We are the only truly nation-wide housing company in Mexico

- *All Operating Expenses to become Nation-Wide are already reflected in our numbers*
- *We Have no Intentions or Need to Open Any New Subsidiary, neither National nor International*
- *We cover 19 states and the 33 most dynamic cities in Mexico*



GEO is present where :

- *73% of the INFONAVIT credits are granted*
- *79% of the GDP is produced*
- *74% of the marriages take place*
- *76% of all Mexicans are living*

Our Growth Will Come from our Current Operations thus Optimizing Capex and SG&A

Source: INEGI

We are Ready… for Profitable Growth


TOP 5
WEB SITES RI


WEB SITE RI

- GEO will continue to grow on a more profitable and sustainable basis

GOALS 2003

Steady Growth	*Efficient Production*
1 — *10% Growth in EBITDA*	3 — *Accounts Receivable to Sales of 47% to 49%*
2 — *Debt to Equity Ratio of 37% to 40%*	4 — *Positive Operating Free Cash Flow of P$300 to P$400 million*
Strong Financial Structure	*Cash Generation*





Growth with Margin Expansion with a Healthier Financial Structure for Third Consecutive Year

We are Ready... for Profitable Growth







The continuation of a sustainable and profitable growth period

- ✓ *Gross Margin between 26.0% to 26.5% & Operating Margin around 15.5% to 16.0%*
- ✓ *E2,200 homes sold in the Upper Affordable and Middle-Income housing segments.*
- ✓ *E10,500 homes sold in the Lower Affordable housing segment.*
- ✓ *Expected Sales mix of 67% Infonavit, 25% Fovi and Fovissste, 8% Upper Affordable and Middle-Income housing segments.*
- ✓ *Same Quarterly Revenues Seasonality as 2001 and 2002.*
- ✓ *Refinancing of the P$300 million maturing in August 2003.*
- ✓ *New schemes for land acquisition.*
- ✓ *Increase and continuity of Marketing to support the stock price and liquidity.*

Growth with Margin Expansion with a Healthier Financial Structure for Third Consecutive Year

We are Ready... To Enter New Markets


TOP 5
WEB SITES RI


POP+
WEB SITE RI

GEO is best positioned to achieve sustainable growth in the future



Upper Affordable

Lower Affordable

	Mix E2003
Middle Income > $485,000	3%
Upper Affordable > $330,000	5%
Typical GEO's Market Affordable > $185,000	55%
Lower Affordable < $185,000	37%



Middle Income

Affordable Entry Level



Housing Segments	2000	2001	2002	E2003
Middle Income	0%	4%	2%	3%
Upper Affordable	2%	1%	4%	5%
Typical Geo's Market Affordable	95%	82%	62%	55%
Lower Affordable	3%	13%	32%	37%

Geo has Shown that Its Ability to Enter the Upper Affordable and Middle Income Segments



We are Ready... to Delivering Quality of Life


TOP 5





2002-2003 EVENTS

In 2002 Geo received both the 'National Housing Award' and the `Obras CEMEX Award'

- ✓ *Geo received '2002 National Housing Award' from President Fox, winning 6 of the 7 categories.*
- ✓ *Geo was the only Company that received honors in more than one category.*



'2002 National Housing Award'

- ✓ *The award was granted focused in the architectural and urbanism features and the quality of the Concrete Panel Technology used.*
- ✓ *The contest gathered a total of 224 developments in 27 Mexican Republic entities.*



'Obras Cemex 2002 National Award'

The National Awards as an Important Sales Catalyst for 2003

We are Ready... to Increase Shareholder's Value


TOP 5
WEB SITES RI



In 2002 Geo received various National and International Awards, confirming the strong commitment with the Financial Markets

- ✓ *Jan 2002* — *Award for "Best Investor Relations website in Mexico according to the Capital Markets", Latin Finance - MZ Consult, Sao Paulo.*
- ✓ *Feb 2002* — *Nomination for "Best Debt Investor Relations in Latin America", IR Magazine, NY.*
- ✓ *Aug 2002* — *"Liquidity Award", BMV, Mexico City.*
- ✓ *Sep 2002* — *Two Bronze Medals "Best Coversheet" and "Best Interior Design" for its 2001 Annual Report, The International ARC Awards, NY.*
- ✓ *Sep 2002* — *"Second highest Corporate Governance rating in Latin America", Management & Excellence, Germany.*
- ✓ *Nov 2002* — *"Best of Industry, Homebuilding" for its 2001 Annual Report, The Nicholson Awards by the National Association of Investors Corporation (NAIC), NY.*
- ✓ *Nov 2002* — *"Award of Distinction" for its 2001 Annual Report, Creativity 32, NY.*

Creating Closer Ties and More Open and Transparent Communications With All of Our Investors and Analysts

We are Ready... to Increase Shareholder's Value






- *In January 2003 Geo won in 5 out of 6 categories at the Third Annual Latin American awards ceremony for Best Investor Relations Websites*





✓ *POP+ Mexico*	*1st Place in the Award for "Best Investor Relations Website in Mexico according to the Capital Markets"*
✓ *TOP5 Mexico*	*1st Place in the Award for "Best Investor Relations Website in Mexico according to Technical Criteria"*
✓ *RAO Mexico*	*3rd Place in the Award for "Best On-Line Annual Report in Mexico"*
✓ *POP+ Latam*	*2nd Place in the Award for "Best Investor Relations Website in Latin America according to the Capital Markets"*
✓ *TOP5 Latam*	*5th Place in the Award for "Best Investor Relations Website in Latin America according to Technical Criteria"*


POP+

TOP 5

RAO 1

Unconditional Commitment to Strive for Excellence in All Aspects of Our Market Relations

We are Ready... to Get our Premium Back





What has Geo switched in the last three years to recover its premium?

- ✓ ***Geo is now a company that grows again on a more stable, predictable and profitable basis achieving Positive Free Cash Flow for third consecutive year originated by a significant improvement in the management of Working Capital.***
- ✓ ***Geo has continuously decreased the Net Debt level in the past three years at the same time that refinanced its Long-Term Debt Maturities having now all of its Debt denominated in Pesos.***
- ✓ ***Geo has diversified its products into New Housing Segments, especially the Middle Income and the Lower Affordable while succeding in the use of the Concrete Panel Tecnhology. All these changes have resulted in stable margins, stable seasonality and predictable quarterly results.***
- ✓ ***Geo started the operation of the Share Repurchase Program to support liquidity and radically transformed its communication, IR programs and Public Guidance resulting in a significant improvement in liquidity and credibility over the past two years.***

Geo Heard the Street and Has Completed an Operating, Financial and Communications Turnaround

We are Ready... to Get our Premium Back


TOP 5
WEB SITES de RI
POP+
WEB SITES de RI

What Unique Advantages does Geo have compared to its Peers?

- ✓ *The leading company in the Industry having the highest Market Share and the largest geographical coverage and the Best Product testified by the National Housing Awards and its brand that is "Top of Mind" in the sector.*
- ✓ *Geo has the highest Gross Margin under Mexican GAAP (30.5%) nonetheless producing 65% more homes than its peers and its Return on Equity has shown a positive trend in the last three years.*
- ✓ *Geo enjoys of strong alliances with world class institutions as GE Capital and others, allowing it to have a three years land bank with a very limited ownership risk that is boosting its ROIC.*
- ✓ *Geo has built a unique Corporate Culture and an institutionalized Senior and Middle Management Structure guarantying the long term stability of the company.*
- ✓ *No need or plans for new equity calls while offering an strong Corporate Governance structure with a 65% free float and Tag-Along Rights for all shareholders.*

Geo Has a Solid Foundation to Capitalize on the Expected Growth of the Housing Industry

We are Ready... to Get our Premium Back


TOP 5
WEB SITES RI
TOP+
WEB SITES RI



Geo is an eye-catching investment offering Value and Growth at an attractive valuation in an Industry with superior earnings visibility

2002 Stock Performance
GEO & ARA Vs. IPyC

GEO 30.38%
IPyC -3.85%
ARA -4.56%

Price to Book Value
GEO - ARA
1998 - 2002

GEO P/VL — ARA P/VL

Price to Earnings
GEO - ARA
1998 - 2002

GEO P/E — ARA P/E

Firm Value / EBITDA
GEO - ARA
1998 - 2002

GEO FV/EBITDA — ARA FV/EBITDA

Average Daily Trade in 2002 was Higher than US $600,000

FINANCIALS

We are Ready… for Profitable Growth







Third Quarter Results 2002 and Accumulated Jan-Sep Results 2002

	3Q2001	3Q2002	3Q2002 vs 3Q2001	Jan-Sep 2001	Jan-Sep 2002	J-S 2002 vs J-S 2001
Homes Sold	6,342	***6,885***	+8.6%	16,335	***17,705***	+8.4%
Revenues	$1,308.6	***$1,412.5***	+7.9%	$3,428	***$3,726.3***	+8.7%
Gross Profit	$342.9	***$365.1***	+6.5%	$884.7	***$959.4***	+8.4%
Gross Margin	26.2%	***25.8%***	-0.4%	25.8%	***25.7%***	-0.1%
Operating Profit	$200	***$217.7***	+8.8%	$486.1	***$546.8***	+12.4%
Operating Margin	15.3%	***15.4%***	+0.1%	14.2%	***14.7%***	+0.5%
EBITDA	$283.6	***$306.5***	+8.1%	$725.8	***$793***	+9.3%
EBITDA Margin	21.7%	***21.7%***	+0.0%	21.2%	***21.3%***	+0.1%
EBITDA in US$	US $28.4	***US $30***	+5.5%	US $72.7	***US $77.5***	+6.6%
Net Profit	$95	***$108.9***	+14.6%	$194.5	***$254***	+30.5%
Net Margin	7.3%	***7.7%***	+0.4%	5.7%	***6.8%***	+1.1%

We Have Posted Outstanding Results For Five Consecutive Quarters

In million of Pesos as of September 30, 2002

We are Ready... for Profitable Growth


TOP 5
WEB SITES de RI
POP+
WEB SITE de RI

Year-over-year financial indicators as of the 3Q2002

- ✓ *Operating Free Cash Flow:*
  - ➢ ***Operating Free Cash Flow of US $-13.5 million (decrease of US $-0.6 compared to US $-12.9 million in the same period last year).***
- ✓ ***Cash: $ 517.5 million a decrease of -31.2% compared to $752 million in the 3Q01.***
- ✓ ***Accounts Receivable to Sales Ratio: 57.8% an increase of 1.9% compared to 55.9%.***
- ✓ ***Debt to Capitalization Before Deferred Taxes: 41.1% a decrease of –4.8% points compared to 45.9% in the 3Q2001.***
- ✓ ***Net Debt: $1,889.3 million a decrease of –3.4% compared to $1,956.4 million .***
- ✓ *ROE: 14.2% an increase of 50.1% compared to 9.1% in the 3Q2001*

Important Free Cash Flow generation and reduction in Net Debt

In million of Pesos as of September 30, 2002

We are Ready… for Profitable Growth




We control today a strong land bank and backlog

- ***GEO´s Land Bank as of September 30, 2002 is composed of:***
  - 48,293 homes on Geo´s BalanceSheet
  - 22,964 homes under "Land Outsourcing" schemes
  - 10,203 homes under Option Agreements
  - ***81,460 Homes for Affordable Housing***

- ***Our land strategy allows us to enjoy all of the upside while limiting the land ownership risks.***
- ***Due to GEO's position in the market and financial ingenuity, it has successfully used other people's money to secure its land bank.***
- ***GEO´s Land Bank is composed proportionally to our regional operations as well as FOVI and INFONAVIT's credit supply.***
- ***As of September 30, 2002 the land bank was enough for almost three years of production.***

Land Bank for 82,088 and Mortgage Backlog for 44,692 Affordable Homes

We are Ready… to Increase Shareholder's Value


TOP 15
WEB SITES RI


TOP+
WEB SITE RI

Geo has the most respected Management Team in the Housing Industry

GEO's OWNERSHIP STRUCTURE


USA
20%
GEO's Group
of Control
35%
Europe
15%
Others
5%
Mexico
25%

65% FREE FLOAT

- ✓ *45% of the Board Members are External Directors*
- ✓ *No family relationships among Titular Members of the Board, Executive Officers or Corporate Directors*
- ✓ *External Directors lead the Board Committees of Compensation, Finance & Planning and Audit*
- ✓ *Full implementation of the Code of Best Corporate Practices instructed by the CNBV and the BMV*
- ✓ *More than 30% of Geo's employees are Shareholders*
- ✓ *One series of shares – One Share, One Vote*

Geo Was the First Mexican Company with "Tag-Along Rights" for all of its Shareholders

Contact and Additional Information



IVÁN VELA

Director of Finance & Equity Markets

Ph: +(52) 55.5480.5071, Fax: +(52) 55.5554.6064

Email: ivela@casasgeo.com

JORGE PÉREZ / KENIA VARGAS

Investor Relations

Ph: +(52) 55.5480.5078, Fax: +(52) 55.5554.6064

Email: geo_ir@casasgeo.com

Visit our Website at
www.casasgeo.com




BOP+
WEB SITES RI


Casas GEO
Para vivir como quieres

‘Reasons to Believe and Get Our Premium Back’



Corporación GEO



Non-Deal Road Show
Spring 2003




TOP 5
WEB SITES RI

AMERI

Reasons to Believe and Get Our Premium Back



- *The Mexican Housing Industry is poised for above-average growth due to the Housing initiatives announced by President Fox and the structural changes that occurred in the sector during 2002, offering a unique visibility.*
- *Geo is the Leading Company in the Industry having the highest Market Share, the largest geographical coverage, the Best Product testified by the National Housing Awards and the "Top of Mind" brand.*
- *The New Culture of Geo has Resulted in Competitive Advantages that have fostered the knowledge, expertise and loyalty of the only Institutionalized Management Team in the Industry.*
- *Geo is growing again on a more stable and profitable basis achieving Positive Free Cash Flow for the third consecutive year and significant improvements in its Working Capital Management.*
- *Geo has continuously decreased its Net Indebtness level for the past four years while making all of its Debt to be Peso denominated.*
- *Geo has successfully entered New Markets, especially the Middle Income and the Lower Affordable, resulting in higher Margins, stable seasonality and predictable quarterly results.*
- *Senior Management is working to recover Geo's Premium Valuation by sustaining the financial and operating turnaround and transforming Geo into the most Market-oriented and Investor-Friendly Company in Latin America.*

Reasons to Believe… Insuperable Demand




- *The annual housing deficit will become an annual surplus by 2006*

Housing Deficit in Mexico


900,000
800,000
750,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
7,000,000
6,800,000
6,600,000
6,400,000
6,200,000
6,000,000
5,800,000
5,600,000
5,400,000
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Housing Supply
Housing Demand
Housing Deficit

Mexicans have a Deep-Rooted Desire to Own their Own Home

Source: Company and Official Estimates

Reasons to Believe... Superior Industry Visibility




- Collective effort to reach the goal of 750,000 mortgages in 2006

Housing Institutes
(Thousands of Credits)

CAGR 2000 - 2006 = 13.5%

800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
351.6
318.0
420.0
E530.5
E604.5
E663.8
E750.0

	2000	2001	2002	E2003	E2004	E2005	E2006
Others	35,000	42,000	53,000	42,000	57,000	62,000	68,000
SOFOLES-Banks	4,500	5,500	10,000	25,000	37,500	46,875	82,000
FOVISSSTE	15,000	18,000	42,000	90,000	65,000	65,000	65,000
SFH - FOVI	47,000	47,500	40,000	73,500	120,000	140,000	160,000
INFONAVIT	250,110	205,000	275,000	300,000	325,000	350,000	375,000

Housing Institutes Goals for 2003

- *INFONAVIT : E 300,000 Mortgages (increase of 9% from 275,000 in 2002)*
- *SHF-FOVI : E 73,500 Mortgages (increase of 83% from 40,000 in 2002)*
- *FOVISSSTE : E 90,000 Mortgages (increase of 114%from 42,000 in 2002)*
- *BANKS : E 25,000 Mortgages (increase of 150%from 10,000 in 2002)*

In 2003 the Industry is Projected to Grow 26% compared to 2002

Source: CONAFOVI

Reasons to Believe... New Opportunities to Grow





Our typical market gives us a solid base to diversify our products

Estimated Yearly Demand by Segment	Segment	Expected Mortgage Availability 2003	Expected Coverage of Demand In 2003	Coverage of Demand In 2002
100,000	Middle Income Between $ 1'600,000 and $335,000 pesos	65,000	65%	20%
400,000	Typical Geo's Market Affordable Entry Level Between $190,001 and $335,000 pesos	345,000	86%	65%
250,000	Lower Affordable Up to $190,000 pesos	120,500	48%	56%
Total Demand 750,000 Homes		Expected Supply 2003 530,500 Homes	70%	56%

The Middle Income and Lower Affordable Housing Segments Represent the Strongest Areas of Opportunity

Source: Company's Estimates ** Prices in Pesos*

Reasons to Believe... a Renovated Business Model




Keys for Growth	GEO's Long-Term Strategy
1 *Access to Land*	*"Land Outsourcing" = Cash Flow ; Land Bank Secured at a Minimum Cost*
2 *Working Capital Financing*	*Securitization & Bridge Loan = Alternative Source of Resources ; Diversification*
3 *Production Efficiency and Collection Capacity*	*"Factory of Homes" = Produce Faster, Collect Faster; Just-in-Time Production*
4 *Attracting and Retaining High-Quality Personnel*	*"Geo Culture" & "Geo In" = Expertise and Creation of Employee Loyalty, ESOP*
5 *Brand Image & Quality*	*"Building..." = Geo's Marketing Campaign; Brand Recall & Awareness*

Business Model :
Moderate and Consistent EBITDA Growth and Positive Operating Cash Flow Improving the Debt and Capital Structure

Reasons to Believe... Consistent Results Over Time


TOP 5
WEB SITES RI





The Consolidation Period prepared us to better face the promising future






EBITDA & Operating Free Cash Flow
(in US$ millions)
Free Cash Flow
EBITDA
150
100
50
0
-50
-100
1995
1996
1997
1998
1999
2000
2001
2002
EXPANSION
CONSOLIDATION
PROFITABLE GROWTH


Inventory Turnover as Days of COGS
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
274
224
291
277
249
187
164
148
1995
1996
1997
1998
1999
2000
2001
2002
EXPANSION
CONSOLIDATION
PROFITABLE GROWTH

Net Debt to Equity *

40%
38%
36%
34%
32%
30%
28%
26%
39.4%
38.0%
37.1%
34.5%
26.1%
1998
1999
2000
2001
2002
CONSOLIDATION
PROFITABLE GROWTH


Accounts Receivable to Sales
70.0%
65.0%
60.0%
55.0%
50.0%
45.0%
67.5%
64.4%
63.3%
67.3%
50.5%
50.4%
50.3%
47.6%


1995
1996
1997
1998
1999
2000
2001
2002
EXPANSION
CONSOLIDATION
PROFITABLE GROWTH



Financial Turnaround... plus Operating Turnaround

* Without Deferred Taxes

Reasons to Believe... A Wide Spread New Culture






- *Geo's Values represent broad support for the Company's Vision & Mission*

Geo's Values	Results in the Team
  1 *Fulfillment*	*Feeling of Belonging*
 2 *Profitability*	*Strong Commitment*
 3 *Customer Satisfaction*	*Wealth Creation*
 4 *Team Work*	*Responsibility*
 5 *Continuous Improvement*	*Institutionalization*
 6 *Human Development*	*Result Oriented*
7 *Honesty*	*Expertise Development*


VISION

The Core of Geo's Results Can be Found In the New Culture and its more than 3,000 Employees

Reasons to Believe... Solid and Predictable Results


TOP 15
WEB SITES RI




Fourth Quarter Results 2002 and Full Year 2002 Operating Results

	4Q2001	4Q2002	4Q2002 vs 4Q2001	Jan-Dec 2001	Jan-Dec 2002	2002 vs 2001
Homes Sold	8,780	***9,407***	+7.1%	25,115	***27,112***	+8.0%
Revenues	$1,492.5	***$1,656.0***	+11.0%	$4,978.5	***$5,445.3***	+9.4%
Gross Profit	$397.1	***$451.6***	+13.7%	$1,296.8	***$1,427.2***	+10.0%
Gross Margin	26.6%	***27.3%***	+0.7%	26.0%	***27.3%***	+1.3%
Operating Profit	$205.6	***$286.0***	+39.1%	$700.1	***$841.8***	+20.3%
Operating Margin	13.8%	***17.3%***	+3.5%	14.1%	***15.5%***	+1.4%
EBITDA	$290.2	***$364.4***	+25.6%	$1,028.4	***$1,170.9***	+13.9%
EBITDA Margin	19.4%	***22.0%***	+2.6%	20.7%	***21.5%***	+0.8%
EBITDA in US$	US $29.7	***US $34.9***	+17.7%	US $106.1	***US $112.2***	+5.7%
Net Profit	$98.7	***$106.3***	+7.7%	$296.7	***$364.6***	+22.9%
Net Margin	6.6%	***6.4%***	-0.2%	5.9%	***6.7%***	+0.8%

We Have Posted Consistent Results For Six Consecutive Quarters

In millions of Pesos as of December 31, 2002

Reasons to Believe... Solid and Predictable Results


TOP 15
WEB SITES RI



Year-over-year financial indicators as of December 2002

- *Operating Free Cash Flow:*
  - *Operating Free Cash Flow of US $ 48.8 million (improvement of US $ 37.4 compared to US $ 11.4 million in 2001).*
- *Cash: $ 856.1 million an increase of 18.6% compared to $721.7 million in the 2001.*
- *Accounts Receivable to Sales Ratio: 47.6% an decrease of -2.7% compared to 50.3%.*
- *Debt to Capitalization Before Deferred Taxes: 36.9% a decrease of -5.7% points compared to 42.7% in 2001.*
- *Net Debt: $1,312.0 million a decrease of -24.7% compared to $1,742.8 million .*
- *ROE: 14.5% an increase of 22.9% compared to 11.8% in 2001*

Important Free Cash Flow Generation and Reduction in Net Debt

In millions of Pesos as of December 31, 2002

FINANCIALS

Reasons to Believe... Operating Turnaround





Growth. Profitability. Efficiency. Earnings Visibility

Homes Sold

	GEO 00	GEO 01	GEO 02	SADASI 02E	URBI 02E	ARA 02
Homes Sold	26,577	25,115	27,112	17,000	16,000	15,803

Revenues

	2000	2001	2002
Revenues	$5,202.0	$4,978.5	$5,445.2

Gross Margin

	2000	2001	2002
Gross Margin	$1,332.8	$1,296.9	$1,427.2
%	25.6%	26.0%	26.2%

EBITDA

	2000	2001	2002
EBITDA	$1,055.6	$1,028.5	$1,170.9
%	20.3%	20.7%	21.5%

Steady Growth in Revenues and EBITDA with Margin Stability

In million of Pesos as of December 31, 2002



Reasons to Believe... Operating Turnaround


TOP 5
WEB SITES RI
POP+
WEB SITE RI

The results of a company-wide restructuring and cost-cutting efforts

Operating Margin

	2000	2001	2002
Operating Margin	$730.6	$700.1	$841.8
%	14.0%	14.1%	15.5%

SG&A to Sales

	2000	2001	2002
SG&A	$602.1	$596.8	$585.4
%	11.6%	12.0%	10.8%

Net Profit

	2000	2001	2002
Net Profit	$164.3	$296.7	$364.6
%	3.2%	6.0%	6.7%

Personnel

	1998	1999	2000	2001	2002
Management	2,949	4,025	3,648	3,132	3,297
Eventual Workers	7,919	12,393	8,170	7,247	6,316

Margins Have Expanded and There Is Double-Digit Annual Growth in Nearly Every Line of the Income Statement

In million of Pesos as of December 31, 2002

FINANCIALS

Reasons to Believe... Financial Turnaround


TOP 5
WEB SITES RI



- *2002 represented a record year in terms of working capital management*

Free Cash Flow

1998	1999	2000	2001	2002
-$1,110.4	-$57.2	$261.1	$110.1	$509.3

Accounts Receivable to Sales

1998	1999	2000	2001	2002
67.3%	50.5%	50.4%	50.3%	47.6%

Inventory Turnover (days)

1998	1999	2000	2001	2002
277	249	176	164	148

Accounts Receivable + Inventory Turnover (days)

1998	1999	2000	2001	2002
449	364	315	304	283

Dramatic Turnaround in Free Cash Flow Generation Driven by the Improvement in Working Capital Management

In million of Pesos as of December 31, 2002

FINANCIALS

Reasons to Believe… Financial Turnaround


TOP 5
WEB SITES RI




POP+
WEB SITE RI



The risk profile has improved consistently over the past five years

Net Debt

1998	1999	2000	2001	2002
$1,945.3	$1,940.6	$1,854.9	$1,742.8	$1,312.0

Interest Coverage

1998	1999	2000	2001	2002
2.2	1.9	1.7	2.0	2.3

Net Debt to Equity *

1998	1999	2000	2001	2002
39.4%	38.0%	37.5%	34.5%	26.1%

Dollar Denominated Debt

1998	1999	2000	2001	2002
29.6%	34.1%	25.3%	10.8%	4.0%

Strong Commitment to Decrease Debt as Evidenced by the 25% Reduction in Net Debt

In million of Pesos as of December 31, 2002

** Without Deferred Taxes*



Reasons to Believe... an Award-Winning Product





- *In 2002 Geo received both the 'National Housing Award' and the `Obras CEMEX Award'*

  - *Geo received '2002 National Housing Award' from President Fox, winning 6 of the 7 categories.*
  - *Geo was the only Company that received honors in more than one category.*



'2002 National Housing Award'

  - *The Obras Cemex Award was based on architectural and urbanism features and the quality of the Concrete Panel Technology used.*
  - *The contest included a total of 224 developments in 27 Mexican Republic entities.*



'Obras Cemex 2002 National Award'

The National Awards as an Important Sales Catalyst for 2003

Reasons to Believe… a Unique Positioning







We are the only truly nation-wide housing company in Mexico

- *All Operating Expenses to become Nation-Wide are already reflected in our numbers*
- *We Have no Intentions or Need to Open Any New Subsidiary, neither National nor International*
- *We cover 19 states and the 33 most dynamic cities in Mexico*



GEO is present where :

- *73% of the INFONAVIT credits are granted*
- *79% of the GDP is produced*
- *74% of the marriages take place*
- *76% of all Mexicans are living*

Our Growth Will Come from our Current Operations thus Optimizing Capex and SG&A

Source: INEGI


FINANCIALS

Reasons to Believe... A Unique Positioning



We control today a strong land bank and backlog

- ***GEO´s Land Bank as of December 31, 2002 is composed of:***
  - 51,704 homes on Geo´s Balance Sheet
  - 18,665 homes under "Land Outsourcing" schemes
  - 14,716 homes under Option Agreements
  - ***85,085 Homes for Affordable Housing***

- ***Our land strategy allows us to enjoy all of the upside while limiting the land ownership risks.***
- ***Due to GEO's position in the market and financial ingenuity, it has successfully used other people's money to secure its land bank.***
- ***GEO´s Land Bank is composed proportionally to our regional operations as well as FOVI and INFONAVIT's credit supply.***
- ***As of December 31, 2002 the land bank was enough for almost three years of production.***

Land Bank for 85,085 and Mortgage Backlog for 41,254 Affordable Homes

Reasons to Believe... Sustainability of Results


TOP 5
WEB SITES RI


TOP+
WEB SITE RI

- *GEO is expected to grow on a more profitable and sustainable basis*

GOALS 2003

Steady Growth — ***Efficient Production***



10% Growth in EBITDA
Accounts Receivable to Sales of 47% to 49%
Debt to Equity Ratio of 37% to 39%
Positive Operating Free Cash Flow of P$300 to P$400 million


Strong Financial Structure — ***Cash Generation***

Growth with Margin Expansion and a Healthier Financial Structure for Third Consecutive Year

Reasons to Believe... Sustainability of Results







The continuation of a sustainable and profitable growth period in 2003

- *Gross Margin between 26.0% to 26.5% & Operating Margin around 15.5% to 16.5%*
- *E 2,600 homes sold in the Middle Income housing segment.*
- *E17,700 homes sold in the Affordable Entry Level.*
- *E 8,700 homes sold in the Lower Affordable housing segment.*
- *Expected Sales mix of 67% Infonavit, 25% Fovi and Fovissste, 8% Upper Affordable and Middle-Income housing segments.*
- *Same Quarterly Revenues Seasonality as 2001 and 2002.*
- *Refinancing of the P$300 million notes maturing in August 2003.*
- *New schemes for land acquisition.*
- *Increase and continuity of Marketing to support the stock price and liquidity.*

Growth with Margin Expansion with a Healthier Financial Structure for Third Consecutive Year

Reasons to Believe... Further Diversification




GEO is best positioned to achieve sustainable growth in the future



Middle Income

Lower Affordable

	Mix E2003
Middle Income Between $ 1'600,000 & $335,000 pesos	9%
Affordable Entry Level Between $190,001 & $335,000 pesos	61%
Lower Affordable < $190,000 pesos	30%





Middle Income

Affordable Entry Level



Housing Segments	2000	2001	2002	E2003
Middle Income	2%	5%	7%	9%
Typical Geo's Market Affordable	95%	82%	64%	61%
Lower Affordable	3%	13%	29%	30%

Geo has Shown that Its Able to Penetrate the Middle Income Segment



Reasons to Believe... Communications Turnaround





In 2002 Geo received various National and International Awards, confirming its strong commitment with the Financial Markets

- **Jan 2002** — *Category of"Best Investor Relations website in Mexico according to the Capital Markets", Latin Finance - MZ Consult, Sao Paulo.*
- **Feb 2002** — *Nomination for "Best Debt Investor Relations in Latin America", IR Magazine, NY.*
- **Aug 2002** — *"Liquidity Award", BMV, Mexico City.*
- **Sep 2002** — *Two Bronze Medals "Best Coversheet" and "Best Interior Design" for its 2001 Annual Report, The International ARC Awards, NY.*
- **Sep 2002** — *"Second highest Corporate Governance rating in Latin America", Management & Excellence, Germany.*
- **Nov 2002** — *"Best of Industry, Homebuilding" for its 2001 Annual Report, The Nicholson Awards by the National Association of Investors Corporation (NAIC), NY.*
- **Nov 2002** — *"Award of Distinction" for its 2001 Annual Report, Creativity 32, NY.*

Creating Closer Ties and More Open and Transparent Communications With All of Our Investors and Analysts

Reasons to Believe... Communications Turnaround






In January 2003 Geo won in 5 out of 6 categories at the Third Annual Latin American awards ceremony for Best Investor Relations Websites

- *POP+ Mexico* — *1st Place in the Category of "Best Investor Relations Website in Mexico according to the Capital Markets"*
- *TOP5 Mexico* — *1st Place in the Category of "Best Investor Relations Website in Mexico according to Technical Criteria"*
- *RAO Mexico* — *3rd Place in the Category of "Best On-Line Annual Report in Mexico"*
- *POP+ Latam* — *2nd Place in the Category of "Best Investor Relations Website in Latin America according to the Capital Markets"*
- *TOP5 Latam* — *5th Place in the Category of "Best Investor Relations Website in Latin America according to Technical Criteria"*


TOP 5
WEB SITES RI


RAO 1
MELHOR RA

Unconditional Commitment to Strive for Excellence in All Aspects of Our Market Relations

Reasons to Believe... Clear Corporate Governance


TOP 5
WEB SITES RI



- *Geo has the most respected Management Team in the Housing Industry*

GEO's OWNERSHIP STRUCTURE


USA
20%
GEO's Group
of Control
35%
Europe
15%
Others
5%
Mexico
25%

65% FREE FLOAT

- *42% of the Board Members are External Directors*
- *No family relationships among Titular Members of the Board, Executive Officers or Corporate Directors*
- *External Directors lead the Board Committees of Compensation, Finance & Planning and Audit*
- *Full implementation of the Code of Best Corporate Practices instructed by the CNBV and the BMV*
- *More than 30% of Geo's employees are Shareholders*
- *One series of shares – One Share, One Vote*

Geo Was the First Mexican Company to Adopt "Tag-Along Rights" or all of its Shareholders

FACTS TO GET OUR PREMIUM BACK

Reasons to Believe... Growth, Value and Momentum









Geo is an eye-catching investment offering Value and Growth at an attractive valuation in an Industry with superior earnings visibility



Stock Performance
GEO & ARA Vs. IPyC
80.0%
60.0%
40.0%
20.0%
0.0%
-20.0%
-40.0%
Ene-02
Feb-02
Mar-02
Abr-02
May-02
Jun-02
Jul-02
Ago-02
Sep-02
Nov-02
Dic-02
Ene-03
Feb-03
GEO 46.0%
ARA 3.7%
IPyC -7.9%
Price to Earnings
12.0
10.0
8.0
6.0
4.0
2.0
0.0
6.0
6.4
12.5
9.6
Geo 02
Average Geo (last 5 years)
US Homebuilders *
ARA 03



Firm Value / EBITDA
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
3.0
3.7
6.8
5.2
Geo 03
Average Geo (last 5 years)
US Homebuilders *
ARA 03
Price to Book Value
1.6
1.2
0.8
0.4
0.0
0.7
0.8
1.4
1.5
Geo 03
Average Geo (last 5 years)
US Homebuilders *
ARA 03

Average Daily Trading Volume in 2002 was Higher than US $600,000

** US Homebuilders UBS Coverage*

COMMUNICATION

Reasons to Believe... Communications Turnaround


TOP 15
WEB SITES RI




Geo has shown consistent marketing activities


Sell - Side Recommendations
100%
80%
60%
40%
20%
0%
20%
47%
33%
33%
67%
5%
85%
10%
2000
15 Analysts
2001
18 Analysts
2002
19 Analysts
Sell
Hold
Buy
Strong Buy

UPDATED FEBRUARY 15,2003
SOURCE: FIRST CALL & COMPANY RESEARCH


Investors Meetings
200
150
100
50
0
12
10
8
6
4
2
0
6
8
9
10
76
108
134
160
2000
2001
2002
2003
One-on-One's
Conferences

Geo Increase the Visibility of Management Through Regular Investor Meetings

Reasons to Believe... Communications Turnaround




IVÁN VELA

Director of Finance & Capital Markets

Ph: +(52) 55.5480.5071, Fax: +(52) 55.5554.6064
Email: ivela@casasgeo.com

JORGE PÉREZ / KENIA VARGAS

Investor Relations

Ph: +(52) 55.5480.5078, Fax: +(52) 55.5554.6064
Email: geo_ir@casasgeo.com

This presentation contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. Past performance do not guaranty any future results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Visit our Website at
www.casasgeo.com





CasasGEO

Para vivir como quieres

'Reasons to Believe and Get Our Premium Back'

Corporación GEO

UBSW's 5th Annual CEO Round-Table
April 2003

AMERI
Socio Fundador


TOP 5
WEB SITES de RI

Reasons to Believe and Get Our Premium Back


TOP 5
WEB SITES RI
TOP+
WEB SITE RI

- *The Mexican Housing Industry is poised for above-average growth due to the Housing initiatives announced by President Fox and the structural changes that occurred in the sector during 2002, offering a unique visibility.*
- *Geo is the Leading Company in the Industry having the highest Market Share, the largest geographical coverage, the Best Product testified by the National Housing Awards and the "Top of Mind" brand.*
- *The New Culture of Geo has Resulted in Competitive Advantages that have fostered the knowledge, expertise and loyalty of the only Institutionalized Management Team in the Industry.*
- *Geo is growing again on a more stable and profitable basis achieving Positive Free Cash Flow for the third consecutive year and significant improvements in its Working Capital Management.*
- *Geo has continuously decreased its Net Indebtness level for the past four years while making all of its Debt to be Peso denominated.*
- *Geo has successfully entered New Markets, especially the Middle Income and the Lower Affordable, resulting in higher Margins, stable seasonality and predictable quarterly results.*
- *Senior Management is working to recover Geo's Premium Valuation by sustaining the financial and operating turnaround and transforming Geo into the most Market-oriented and Investor-Friendly Company in Latin America.*

Reasons to Believe... Insuperable Demand






- *The annual housing deficit will become an annual surplus by 2006*



Housing Deficit in Mexico
900,000
800,000
750,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
7,000,000
6,800,000
6,600,000
6,400,000
6,200,000
6,000,000
5,800,000
5,600,000
5,400,000
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Housing Supply
Housing Demand
Housing Deficit

Mexicans have a Deep-Rooted Desire to Own their Own Home

Source: Company and Official Estimates

Reasons to Believe... Superior Industry Visibility




- *Collective effort to reach the goal of 750,000 mortgages in 2006*

Housing Institutes

(Thousands of Credits)

CAGR 2000 - 2006 = 13.5%

800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
351.6
318.0
420.0
E530.5
E604.5
E663.8
E750.0

	2000	2001	2002	E2003	E2004	E2005	E2006
Others	35,000	42,000	53,000	42,000	57,000	62,000	68,000
SOFOLES-Banks	4,500	5,500	10,000	25,000	37,500	46,875	82,000
FOVISSSTE	15,000	18,000	42,000	90,000	65,000	65,000	65,000
SFH - FOVI	47,000	47,500	40,000	73,500	120,000	140,000	160,000
INFONAVIT	250,110	205,000	275,000	300,000	325,000	350,000	375,000

Housing Institutes Goals for 2003

- ✓ *INFONAVIT : E 300,000 Mortgages (increase of 9% from 275,000 in 2002)*
- ✓ *SHF-FOVI : E 73,500 Mortgages (increase of 83% from 40,000 in 2002)*
- ✓ *FOVISSSTE : E 90,000 Mortgages (increase of 114%from 42,000 in 2002)*
- ✓ *BANKS : E 25,000 Mortgages (increase of 150%from 10,000 in 2002)*

In 2003 the Industry is Projected to Grow 26% compared to 2002

Source: CONAFOVI

Reasons to Believe... New Opportunities to Grow





Our typical market gives us a solid base to diversify our products

Estimated Yearly Demand by Segment	Segment	Expected Mortgage Availability 2003	Expected Coverage of Demand In 2003	Coverage of Demand In 2002
100,000	Middle Income Between $ 1'600,000 and $335,000 pesos	65,000	65%	20%
400,000	Typical Geo's Market Affordable Entry Level Between $190,001 and $335,000 pesos	345,000	86%	65%
250,000	Lower Affordable Up to $190,000 pesos	120,500	48%	56%
Total Demand 750,000 Homes		Expected Supply 2003 530,500 Homes	70%	56%

The Middle Income and Lower Affordable Housing Segments Represent the Strongest Areas of Opportunity

Source: Company's Estimates ** Prices in Pesos*

Reasons to Believe... a Renovated Business Model


TOP 5
WEB SITES de RI



Keys for Growth	GEO's Long-Term Strategy
1 *Access to Land*	*"Land Outsourcing" = Cash Flow ; Land Bank Secured at a Minimum Cost*
2 *Working Capital Financing*	*Securitization & Bridge Loan = Alternative Source of Resources ; Diversification*
3 *Production Efficiency and Collection Capacity*	*"Factory of Homes" = Produce Faster, Collect Faster; Just-in-Time Production*
4 *Attracting and Retaining High-Quality Personnel*	*"Geo Culture" & "Geo In" = Expertise and Creation of Employee Loyalty, ESOP*
5 *Brand Image & Quality*	*"Building..." = Geo's Marketing Campaign; Brand Recall & Awareness*

Business Model :
Moderate and Consistent EBITDA Growth and Positive Operating Cash Flow Improving the Debt and Capital Structure

Reasons to Believe... Consistent Results Over Time





The Consolidation Period prepared us to better face the promising future



EBITDA & Operating Free Cash Flow
(in US$ millions)
Free Cash Flow
EBITDA
150
100
50
0
-50
-100
1995
1996
1997
1998
1999
2000
2001
2002
EXPANSION
CONSOLIDATION
PROFITABLE GROWTH



Inventory Turnover as Days of COGS
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
274
224
291
277
249
187
164
148
1995
1996
1997
1998
1999
2000
2001
2002
EXPANSION
CONSOLIDATION
PROFITABLE GROWTH



Net Debt to Equity *
40%
38%
36%
34%
32%
30%
28%
26%
39.4%
38.0%
37.1%
34.5%
26.1%
1998
1999
2000
2001
2002
CONSOLIDATION
PROFITABLE GROWTH



Accounts Receivable to Sales
70.0%
65.0%
60.0%
55.0%
50.0%
45.0%
67.5%
64.4%
63.3%
67.3%
50.5%
50.4%
50.3%
47.6%
1995
1996
1997
1998
1999
2000
2001
2002
EXPANSION
CONSOLIDATION
PROFITABLE GROWTH






Financial Turnaround... plus Operating Turnaround

* Without Deferred Taxes

Reasons to Believe... A Wide Spread New Culture





- *Geo's Values represent broad support for the Company's Vision & Mission*

	Geo's Values	Results in the Team
1	Fulfillment	Feeling of Belonging
2	Profitability	Strong Commitment
3	Customer Satisfaction	Wealth Creation
4	Team Work	Responsibility
5	Continuous Improvement	Institutionalization
6	Human Development	Result Oriented
7	Honesty	Expertise Development












The Core of Geo's Results Can be Found In the New Culture and its more than 3,000 Employees

Reasons to Believe... Operating Turnaround





Growth. Profitability. Efficiency. Earnings Visibility

Homes Sold

28,000
24,000
20,000
16,000
12,000
8,000
4,000
-
26,577
25,115
27,112
17,000
16,000
15,803
GEO 00
GEO 01
GEO 02
SADASI 02E
URBI 02E
ARA 02

Revenues

5,500
5,000
4,500
4,000
3,500
3,000
$5,202.0
$4,978.5
$5,445.2
2000
2001
2002

Gross Margin

1,450
1,400
1,350
1,300
1,250
1,200
25.6%
$1,332.8
26.0%
$1,296.9
26.2%
$1,427.2
2000
2001
2002

EBITDA

1,200
1,150
1,100
1,050
1,000
950
20.3%
$1,055.6
20.7%
$1,028.5
21.5%
$1,170.9
2000
2001
2002

Steady Growth in Revenues and EBITDA with Margin Stability

In million of Pesos as of December 31, 2002

Reasons to Believe... Operating Turnaround




The results of a company-wide restructuring and cost-cutting efforts

Operating Margin

	2000	2001	2002
Operating Margin	$730.6	$700.1	$841.8
%	14.0%	14.1%	15.5%

SG&A to Sales

	2000	2001	2002
SG&A	$602.1	$596.8	$585.4
%	11.6%	12.0%	10.8%

Net Profit

	2000	2001	2002
Net Profit	$164.3	$296.7	$364.6
%	3.2%	6.0%	6.7%

Personnel

	1998	1999	2000	2001	2002
Management	2,949	4,025	3,648	3,132	3,297
Eventual Workers	7,919	12,393	8,170	7,247	6,316

Margins Have Expanded and There Is Double-Digit Annual Growth in Nearly Every Line of the Income Statement

In million of Pesos as of December 31, 2002

Reasons to Believe... Financial Turnaround


TOP 5
WEB SITES de RI
BOP+
WEB SITE de RI


- *2002 represented a record year in terms of working capital management*

Free Cash Flow

Year	Free Cash Flow
1998	-$1,110.4
1999	-$57.2
2000	$261.1
2001	$110.1
2002	$509.3

Accounts Receivable to Sales

Year	Accounts Receivable to Sales
1998	67.3%
1999	50.5%
2000	50.4%
2001	50.3%
2002	47.6%

Inventory Turnover (days)

Year	Inventory Turnover (days)
1998	277
1999	249
2000	176
2001	164
2002	148

Accounts Receivable + Inventory Turnover (days)

Year	Accounts Receivable + Inventory Turnover (days)
1998	449
1999	364
2000	315
2001	304
2002	283

Dramatic Turnaround in Free Cash Flow Generation Driven by the Improvement in Working Capital Management

In million of Pesos as of December 31, 2002

Reasons to Believe... Financial Turnaround







The risk profile has improved consistently over the past five years

Net Debt

1998	1999	2000	2001	2002
$1,945.3	$1,940.6	$1,854.9	$1,742.8	$1,312.0

Interest Coverage

1998	1999	2000	2001	2002
2.2	1.9	1.7	2.0	2.3

Net Debt to Equity *

1998	1999	2000	2001	2002
39.4%	38.0%	37.5%	34.5%	26.1%

Dollar Denominated Debt

1998	1999	2000	2001	2002
29.6%	34.1%	25.3%	10.8%	4.0%

Strong Commitment to Decrease Debt as Evidenced by the 25% Reduction in Net Debt

In million of Pesos as of December 31, 2002

** Without Deferred Taxes*

Reasons to Believe... an Award-Winning Product







In 2002 Geo received both the 'National Housing Award' and the `Obras CEMEX Award'

- ✓ *Geo received '2002 National Housing Award' from President Fox, winning 6 of the 7 categories.*
- ✓ *Geo was the only Company that received honors in more than one category.*



'2002 National Housing Award'

- ✓ *The Obras Cemex Award was based on architectural and urbanism features and the quality of the Concrete Panel Technology used.*
- ✓ *The contest included a total of 224 developments in 27 Mexican Republic entities.*



'Obras Cemex 2002 National Award'

The National Awards as an Important Sales Catalyst for 2003

Reasons to Believe... a Unique Positioning





We are the only truly nation-wide housing company in Mexico

- *All Operating Expenses to become Nation-Wide are already reflected in our numbers*
- *We Have no Intentions or Need to Open Any New Subsidiary, neither National nor International*
- *We cover 19 states and the 33 most dynamic cities in Mexico*

GEO is present where :

- *73% of the INFONAVIT credits are granted*
- *79% of the GDP is produced*
- *74% of the marriages take place*
- *76% of all Mexicans are living*

Our Growth Will Come from our Current Operations thus Optimizing Capex and SG&A

Source: INEGI

Reasons to Believe... A Unique Positioning


TOP 5
WEB SITES RI

POP+
WEB SITE RI

We control today a strong land bank and backlog

✓ ***GEO´s Land Bank as of December 31, 2002 is composed of:***

- 51,704 homes on Geo´s Balance Sheet
- 18,665 homes under "Land Outsourcing" schemes
- 14,716 homes under Option Agreements
- ***85,085 Homes for Affordable Housing***

✓ ***Our land strategy allows us to enjoy all of the upside while limiting the land ownership risks.***

✓ ***Due to GEO's position in the market and financial ingenuity, it has successfully used other people's money to secure its land bank.***

✓ ***GEO´s Land Bank is composed proportionally to our regional operations as well as FOVI and INFONAVIT's credit supply.***

✓ ***As of December 31, 2002 the land bank was enough for almost three years of production.***

Land Bank for 85,085 and Mortgage Backlog for 41,254 Affordable Homes

Reasons to Believe... Sustainability of Results


TOP 5
WEB SITES RI




- GEO is expected to grow on a more profitable and sustainable basis

GOALS 2003

Steady Growth	**Efficient Production**
1. 10% Growth in EBITDA	3. Accounts Receivable to Sales of 47% to 49%
2. Debt to Equity Ratio of 37% to 39%	4. Positive Operating Free Cash Flow of P$300 to P$400 million
Strong Financial Structure	**Cash Generation**






Growth with Margin Expansion and a Healthier Financial Structure for Third Consecutive Year

COMPANY'S GOALS

Reasons to Believe... Sustainability of Results


TOP 5
WEB SITES RI
WEB SITES RI

The continuation of a sustainable and profitable growth period in 2003

- ✓ *Gross Margin between 26.0% to 26.5% & Operating Margin around 15.5% to 16.5%*
- ✓ *E 2,600 homes sold in the Middle Income housing segment.*
- ✓ *E17,700 homes sold in the Affordable Entry Level.*
- ✓ *E 8,700 homes sold in the Lower Affordable housing segment.*
- ✓ *Expected Sales mix of 67% Infonavit, 25% Fovi and Fovissste, 8% Upper Affordable and Middle-Income housing segments.*
- ✓ *Same Quarterly Revenues Seasonality as 2001 and 2002.*
- ✓ *Refinancing of the P$300 million notes maturing in August 2003.*
- ✓ *New schemes for land acquisition.*
- ✓ *Increase and continuity of Marketing to support the stock price and liquidity.*

Growth with Margin Expansion with a Healthier Financial Structure for Third Consecutive Year

Reasons to Believe... Further Diversification





GEO is best positioned to achieve sustainable growth in the future



Middle Income

Lower Affordable



	Mix E2003
Middle Income Between $ 1'600,000 & $335,000 pesos	9%
Affordable Entry Level Between $190,001 & $335,000 pesos	61%
Lower Affordable < $190,000 pesos	30%

Housing Segments	2000	2001	2002	E2003
Middle Income	2%	5%	7%	9%
Typical Geo's Market Affordable	95%	82%	64%	61%
Lower Affordable	3%	13%	29%	30%

Middle Income

Affordable Entry Level



Geo has Shown that Its Able to Penetrate the Middle Income Segment

Reasons to Believe... Communications Turnaround







In 2002 Geo received various National and International Awards, confirming its strong commitment with the Financial Markets

- ✓ Jan 2002 — *Category of"Best Investor Relations website in Mexico according to the Capital Markets", Latin Finance - MZ Consult, Sao Paulo.*
- ✓ Feb 2002 — *Nomination for "Best Debt Investor Relations in Latin America", IR Magazine, NY.*
- ✓ Aug 2002 — *"Liquidity Award", BMV, Mexico City.*
- ✓ Sep 2002 — *Two Bronze Medals "Best Coversheet" and "Best Interior Design" for its 2001 Annual Report, The International ARC Awards, NY.*
- ✓ Sep 2002 — *"Second highest Corporate Governance rating in Latin America", Management & Excellence, Germany.*
- ✓ Nov 2002 — *"Best of Industry, Homebuilding" for its 2001 Annual Report, The Nicholson Awards by the National Association of Investors Corporation (NAIC), NY.*
- ✓ Nov 2002 — *"Award of Distinction" for its 2001 Annual Report, Creativity 32, NY.*

Creating Closer Ties and More Open and Transparent Communications With All of Our Investors and Analysts



Reasons to Believe... Communications Turnaround








In January 2003 Geo won in 5 out of 6 categories at the Third Annual Latin American awards ceremony for Best Investor Relations Websites

✓ *POP+ Mexico*	*1st Place in the Category of "Best Investor Relations Website in Mexico according to the Capital Markets"*
✓ *TOP5 Mexico*	*1st Place in the Category of "Best Investor Relations Website in Mexico according to Technical Criteria"*
✓ *RAO Mexico*	*3rd Place in the Category of "Best On-Line Annual Report in Mexico"*
✓ *POP+ Latam*	*2nd Place in the Category of "Best Investor Relations Website in Latin America according to the Capital Markets"*
✓ *TOP5 Latam*	*5th Place in the Category of "Best Investor Relations Website in Latin America according to Technical Criteria"*


TOP 5
WEB SITES RI


RAO 1
MEJOR RA



Unconditional Commitment to Strive for Excellence in All Aspects of Our Market Relations

Reasons to Believe... Clear Corporate Governance



Geo has the most respected Management Team in the Housing Industry



GEO's OWNERSHIP STRUCTURE


USA
20%
GEO's Group
of Control
35%
Europe
15%
Others
5%
Mexico
25%

65% FREE FLOAT

- ✓ *42% of the Board Members are External Directors*
- ✓ *No family relationships among Titular Members of the Board, Executive Officers or Corporate Directors*
- ✓ *External Directors lead the Board Committees of Compensation, Finance & Planning and Audit*
- ✓ *Full implementation of the Code of Best Corporate Practices instructed by the CNBV and the BMV*
- ✓ *More than 30% of Geo's employees are Shareholders*
- ✓ *One series of shares – One Share, One Vote*

Geo Was the First Mexican Company to Adopt "Tag-Along Rights" or all of its Shareholders

Reasons to Believe... Growth, Value and Momentum



TOP 5
WEB SITES IR





TOP+
WEB SITE IR

- ***Geo is an eye-catching investment offering Value and Growth at an attractive valuation in an Industry with superior earnings visibility***

Stock Performance Geo & Ara Vs. IPyC

GEO 68.4%
ARA 7.2%
IPyC -3.3%

(y-axis: 90%, 70%, 50%, 30%, 10%, -10%, -30%, -50%; x-axis: Ene-02, Feb-02, Mar-02, Abr-02, May-02, Jun-02, Jul-02, Ago-02, Sep-02, Oct-02, Nov-02, Dic-02, Ene-03, Feb-03, Mar-03, Abr-03)

Firm Value / EBITDA

Geo 03	Average Geo (last 5 years)	US Homebuilders	ARA 03
3.2	3.7	6.8	5.2

Price to Earnings

Geo 02	Average Geo (last 5 years)	US Homebuilders	ARA 03
6.4	6.6	11.5	9.6

Price to Book Value

Geo 03	Average Geo (last 5 years)	US Homebuilders	ARA 03
0.9	0.8	1.4	1.5

Average Daily Trading Volume in 2003 is Higher than US $350,000

** US Homebuilders UBS Coverage*

Prices as of April 4, 2003

April 2003

COMMUNICATION

Reasons to Believe... Communications Turnaround









Geo has shown consistent marketing activities

Sell - Side Recommendations

	2000 (15 Analysts)	2001 (18 Analysts)	2002 (19 Analysts)	2003 (17 Analysts)
Sell	33%			
Hold	47%	67%	10%	
Buy	20%	33%	85%	100%
Strong Buy			5%	

UPDATED APRIL 4,2003
SOURCE: FIRST CALL & COMPANY RESEARCH



Investors Meetings
200
150
100
50
0
12
10
8
6
4
2
0
76
108
134
200
6
8
9
10
2000
2001
2002
E2003
One-on-One's
Conferences

Geo Increase the Visibility of Management Through Regular Investor Meetings

Reasons to Believe... Sustainability of Results







Preliminary Results for the 1Q2003 in line with Market Expectations

	1Q2002	E 1Q2003
Homes Sold	5,186	*5,450 – 5,650*
Revenues (millions Pesos)	$1,147.9	*$1,240.0 – $1,270.0*
Gross Margin	25.8%	*25.8% – 26.0%*
Operating Margin	13.9%	*13.9% – 14.2%*
EBITDA Margin	20.9%	*20.9% – 21.1%*

We expect also a slight increase in Accounts Receivable and Net Debt

Strong and Consistent Operating Results

In million of Pesos as of March 31, 2003

Reasons to Believe... Communications Turnaround



IVÁN VELA

Director of Finance & Capital Markets

Ph: +(52) 55.5480.5071, Fax: +(52) 55.5554.6064

Email: ivela@casasgeo.com

JORGE PÉREZ / KENIA VARGAS

Investor Relations

Ph: +(52) 55.5480.5078, Fax: +(52) 55.5554.6064

Email: geo_ir@casasgeo.com

Visit our Website at
www.casasgeo.com




Casas GEO
Para vivir como quieres



'Reasons to Believe and Get Our Premium Back'

Corporación Geo

Global Emerging Markets
One-on-one Investor Forum
Merrill Lynch
Key Largo, FL May, 2003

AMERI


TOP 5
WEB SITES de RI

Reasons to Believe and Get Our Premium Back


TOP 5
WEB SITES de RI
POP+
WEB SITES de RI

- *The Mexican Housing Industry is poised for above-average growth due to the Housing initiatives announced by President Fox and the structural changes that occurred in the Sector during 2002, offering a unique visibility.*
- *Geo is the Leading Company in the Industry having the highest Market Share, the largest geographical coverage, the Best Product testified by the National Housing Awards and the "Top of Mind" Brand.*
- *The New Culture of Geo has Resulted in Competitive Advantages that have fostered the knowledge, expertise and loyalty of the only Institutionalized Management Team in the Industry.*
- *Geo is growing again on a more stable and profitable basis achieving Positive Free Cash Flow for the third consecutive year and significant improvements in its Working Capital Management.*
- *Geo has continuously decreased its Net Indebtness level for the past four years while making all of its Debt to be Peso denominated.*
- *Geo has successfully entered New Markets, especially the Middle Income and the Lower Affordable, resulting in higher Margins, stable seasonality and predictable quarterly results.*
- *Senior Management is working to recover Geo's Premium Valuation by sustaining the financial and operating turnaround and transforming Geo into the most Market-oriented and Investor-Friendly Company in Latin America.*

Reasons to Believe... Insuperable Demand





- *The annual housing deficit will become an annual surplus by 2006*



Housing Deficit in Mexico
900,000
800,000
750,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
7,000,000
6,800,000
6,600,000
6,400,000
6,200,000
6,000,000
5,800,000
5,600,000
5,400,000
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Housing Supply
Housing Demand
Housing Deficit

Mexicans have a Deep-Rooted Desire to Own their Own Home

Source: Company and Official Estimates

Reasons to Believe... Superior Industry Visibility






Collective effort to reach the goal of 750,000 mortgages in 2006

Housing Institutes
(Thousands of Credits)
CAGR 2000 - 2006 = 13.5%

800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
351.6
318.0
420.0
E530.5
E604.5
E663.8
E750.0

	2000	2001	2002	E2003	E2004	E2005	E2006
Others	35,000	42,000	53,000	42,000	57,000	62,000	68,000
SOFOLES-Banks	4,500	5,500	10,000	25,000	37,500	46,875	82,000
FOVISSSTE	15,000	18,000	42,000	90,000	65,000	65,000	65,000
SFH - FOVI	47,000	47,500	40,000	73,500	120,000	140,000	160,000
INFONAVIT	250,110	205,000	275,000	300,000	325,000	350,000	375,000

Housing Institutes
Goals for 2003

- ✓ *INFONAVIT : E 300,000 Mortgages (increase of 9% from 275,000 in 2002)*
- ✓ *SHF-FOVI : E 73,500 Mortgages (increase of 83% from 40,000 in 2002)*
- ✓ *FOVISSSTE : E 90,000 Mortgages (increase of 114%from 42,000 in 2002)*
- ✓ *BANKS : E 25,000 Mortgages (increase of 150%from 10,000 in 2002)*

In 2003 the Industry is Projected to Grow 26% compared to 2002

Source: CONAFOVI

Reasons to Believe... New Opportunities to Grow




- *Our typical market gives us a solid base to diversify our products*



Estimated Yearly Demand by Segment	Segment	Expected Mortgage Availability 2003	Expected Coverage of Demand In 2003	Coverage of Demand In 2002
100,000	Middle Income Between $335,000 and 1'800,000 pesos	65,000	65%	20%
400,000	Typical Geo's Market Affordable Entry Level Between $195,001 and $335,000 pesos	345,000	86%	65%
250,000	Lower Affordable Up to $195,000 pesos	120,500	48%	56%
Total Demand 750,000 Homes		Expected Supply 2003 530,500 Homes	70%	56%

The Middle Income and Lower Affordable Housing Segments Represent the Strongest Areas of Opportunity

Source: Company's Estimates ** Prices in Pesos*

Reasons to Believe... a Renovated Business Model




Keys for Growth	GEO's Long-Term Strategy
1 *Access to Land*	"*Land Outsourcing*" = *Cash Flow ; Land Bank Secured at a Minimum Cost*
2 *Working Capital Financing*	*Securitization & Bridge Loan* = *Alternative Source of Resources ; Diversification*
3 *Production Efficiency and Collection Capacity*	"*Factory of Homes*" = *Produce Faster, Collect Faster; Just-in-Time Production*
4 *Attracting and Retaining High-Quality Personnel*	"*Geo Culture*" & "*Geo In*" = *Expertise and Creation of Employee Loyalty, ESOP*
5 *Brand Image & Quality*	"*Building...*" = *Geo's Marketing Campaign; Brand Recall & Awareness*

Business Model :
Moderate and Consistent EBITDA Growth and Positive Free Cash Flow Improving the Debt and Capital Structure

Reasons to Believe... Consistent Results Over Time







The Consolidation Period prepared us to better face the promising future

EBITDA & Operating Free Cash Flow (in US$ millions)

150
100
50
0
-50
-100
Free Cash Flow
EBITDA
1995 1996 1997 1998 1999 2000 2001 2002
EXPANSION
CONSOLIDATION
PROFITABLE GROWTH

Inventory Turnover as Days of COGS

350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
274 224 291 277 249 187 164 148
1995 1996 1997 1998 1999 2000 2001 2002
EXPANSION
CONSOLIDATION
PROFITABLE GROWTH

Net Debt to Equity *

40%
38%
36%
34%
32%
30%
28%
26%
39.4% 38.0% 37.1% 34.5% 26.1%
1998 1999 2000 2001 2002
CONSOLIDATION
PROFITABLE GROWTH

Accounts Receivable to Sales

70.0%
65.0%
60.0%
55.0%
50.0%
45.0%
67.5% 64.4% 63.3% 67.3% 50.5% 50.4% 50.3% 47.6%
1995 1996 1997 1998 1999 2000 2001 2002
EXPANSION
CONSOLIDATION
PROFITABLE GROWTH

Financial Turnaround... plus Operating Turnaround

* Without Deferred Taxes

Reasons to Believe... A Wide Spread New Culture















- *Geo's Values represent broad support for the Company's Vision & Mission*



	Geo's Values	Results in the Team
1	*Fulfillment*	*Feeling of Belonging*
2	*Profitability*	*Strong Commitment*
3	*Customer Satisfaction*	*Wealth Creation*
4	*Team Work*	*Responsibility*
5	*Continuous Improvement*	*Institutionalization*
6	*Human Development*	*Result Oriented*
7	*Honesty*	*Expertise Development*





VISION






The Core of Geo's Results Can be Found In the New Culture and its more than 3,000 Employees

Reasons to Believe... Operating Turnaround






Growth. Profitability. Efficiency. Earnings Visibility

Homes Sold
28,000
24,000
20,000
16,000
12,000
8,000
4,000
-
26,577
25,115
27,112
17,000
16,000
15,803
GEO 00
GEO 01
GEO 02
SADASI 02E
URBI 02E
ARA 02

Revenues
5,500
5,000
4,500
4,000
3,500
3,000
$5,202.0
$4,978.5
$5,445.2
2000
2001
2002

Gross Margin
1,450
1,400
1,350
1,300
1,250
1,200
25.6%
$1,332.8
26.0%
$1,296.9
26.2%
$1,427.2
2000
2001
2002

EBITDA
1,200
1,150
1,100
1,050
1,000
950
20.3%
$1,055.6
20.7%
$1,028.5
21.5%
$1,170.9
2000
2001
2002

Steady Growth in Revenues and EBITDA with Margin Stability

In million of Pesos as of December 31, 2002

Reasons to Believe... Operating Turnaround





The results of a company-wide restructuring and cost-cutting efforts

Operating Margin

	2000	2001	2002
Operating Margin	$730.6	$700.1	$841.8
%	14.0%	14.1%	15.5%

SG&A to Sales

	2000	2001	2002
SG&A	$602.1	$596.8	$585.4
%	11.6%	12.0%	10.8%

Net Profit

	2000	2001	2002
Net Profit	$164.3	$296.7	$364.6
%	3.2%	6.0%	6.7%

Personnel

	1998	1999	2000	2001	2002
Management	2,949	4,025	3,648	3,132	3,297
Eventual Workers	7,919	12,393	8,170	7,247	6,316

Margins Have Expanded and There Is Double-Digit Annual Growth in Nearly Every Line of the Income Statement

In million of Pesos as of December 31, 2002

FINANCIALS

Reasons to Believe... Financial Turnaround





2002 represented a record year in terms of working capital management

Free Cash Flow

1998	1999	2000	2001	2002
-$1,110.4	-$57.2	$261.1	$110.1	$509.3

Accounts Receivable to Sales

1998	1999	2000	2001	2002
67.3%	50.5%	50.4%	50.3%	47.6%

Inventory Turnover (days)

1998	1999	2000	2001	2002
277	249	176	164	148

Accounts Receivable + Inventory Turnover (days)

1998	1999	2000	2001	2002
449	364	315	304	283

Dramatic Turnaround in Free Cash Flow Generation Driven by the Improvement in Working Capital Management

In million of Pesos as of December 31, 2002

Reasons to Believe... Financial Turnaround





The risk profile has improved consistently over the past five years

Net Debt
2,000
1,800
1,600
1,400
1,200
1,000
$1,945.3
$1,940.6
$1,854.9
$1,742.8
$1,312.0
1998
1999
2000
2001
2002

Interest Coverage
2.4
2.2
2.0
1.8
1.6
1.4
1.2
2.2
1.9
1.7
2.0
2.3
1998
1999
2000
2001
2002

Net Debt to Equity *
40%
35%
30%
25%
20%
39.4%
38.0%
37.5%
34.5%
26.1%
1998
1999
2000
2001
2002

Dollar Denominated Debt
40%
35%
30%
25%
20%
15%
10%
5%
0%
29.6%
34.1%
25.3%
10.8%
4.0%
1998
1999
2000
2001
2002

Strong Commitment to Decrease Debt as Evidenced by the 25% Reduction in Net Debt

In million of Pesos as of December 31, 2002

** Without Deferred Taxes*

Reasons to Believe... an Award-Winning Product







In 2002 Geo received both the 'National Housing Award' and the `Obras CEMEX Award'

- ✓ *Geo received '2002 National Housing Award' from President Fox, winning 6 of the 7 categories.*
- ✓ *Geo was the only Company that received honors in more than one category.*



'2002 National Housing Award'

- ✓ *The Obras Cemex Award was based on architectural and urbanism features and the quality of the Concrete Panel Technology used.*
- ✓ *The contest included a total of 224 developments in 27 Mexican Republic entities.*



'Obras Cemex 2002 National Award'

The National Awards as an Important Sales Catalyst for 2003

Reasons to Believe... a Unique Positioning



We are the only truly nation-wide housing company in Mexico

- *All Operating Expenses to become Nation-Wide are already reflected in our numbers*
- *We Have no Intentions or Need to Open Any New Subsidiary, neither National nor International*
- *We cover 19 states and the 33 most dynamic cities in Mexico*



GEO is present where :

- *73% of the INFONAVIT credits are granted*
- *79% of the GDP is produced*
- *74% of the marriages take place*
- *76% of all Mexicans are living*

Our Growth Will Come from our Current Operations thus Optimizing Capex and SG&A

Source: INEGI

Reasons to Believe... Sustainability of Results


TOP 5
WEB SITES RI





- *GEO is expected to grow on a more profitable and sustainable basis*

GOALS 2003

Steady Growth	*Efficient Production*
1. *10% Growth in EBITDA*	3. *Accounts Receivable to Sales of 47% to 49%*
2. *Debt to Equity Ratio of 37% to 39%*	4. *Positive Operating Free Cash Flow of P$300 to P$400 million*
Strong Financial Structure	*Cash Generation*







Growth with Margin Expansion and a Healthier Financial Structure for Third Consecutive Year

Reasons to Believe... Sustainability of Results





The continuation of a sustainable and profitable growth period in 2003

- ✓ Gross Margin between 26.0% to 26.5% & Operating Margin around 15.5% to 16.5%
- ✓ E 2,600 homes sold in the Middle Income housing segment.
- ✓ E17,700 homes sold in the Affordable Entry Level.
- ✓ E 8,700 homes sold in the Lower Affordable housing segment.
- ✓ Expected Sales mix of 67% Infonavit, 25% Fovi and Fovissste, 8% Upper Affordable and Middle-Income housing segments.
- ✓ Same Quarterly Revenues Seasonality as 2001 and 2002.
- ✓ Refinancing of the P$300 million notes maturing in August 2003.
- ✓ New schemes for land acquisition.
- ✓ Increase and continuity of Marketing to support the stock price and liquidity.

Growth with Margin Expansion with a Healthier Financial Structure for Third Consecutive Year

Reasons to Believe... Further Diversification




GEO is best positioned to achieve sustainable growth in the future



Middle Income

Lower Affordable



Middle Income
Between $ 1'800,000 &
$335,000 pesos
Affordable Entry Level
Between $195,001 & $335,000
pesos
Lower Affordable < $195,000 pesos
Mix
E2003
9%
61%
30%

Housing Segments	2000	2001	2002	E2003
Middle Income	2%	5%	7%	9%
Typical Geo's Market Affordable	95%	82%	64%	61%
Lower Affordable	3%	13%	29%	30%

Middle Income

Affordable Entry Level



Geo has Shown that Its Able to Penetrate the Middle Income Segment

Reasons to Believe... Solid and Predictable Results






Same Quarter by Quarter Seasonality traduces into Predictability.

Revenues Seasonality 2001 - 2002


30%
25%
20%
15%
21%
21%
22%
22%
27%
26%
30%
30%
1Q
2Q
3Q
4Q


2001
2002

Accounts Receivable Seasonality 2001 - 2002


60%
55%
50%
45%
57%
53%
55%
51%
56%
54%
50%
48%
1Q
2Q
3Q
4Q


2001
2002

Free Cash Flow Seasonality 2001 - 2002


700
500
300
100
-100
-300
-500
-700
-243
-310
-95
-366
-123
-138
509
104
Jan-Mar
Jan-Jun
Jan-Sep
Jan-Dec
2001
2002

Debt Seasonality 2001 - 2002


3,000
2,800
2,600
2,400
2,200
2,000
2,540.8
2,509.4
2,516.9
2,344.2
2,754.2
2,447.5
2,464.5
2,166.0
1Q
2Q
3Q
4Q
2001
2002

Understanding the Business Seasonality is Key to Anticipate Quarterly Results

In million of Pesos 18 May 2003

Reasons to Believe... Solid and Predictable Results







First Quarter 2003 Results

	1Q2002	1Q2003	1Q2003 vs 1Q2002
Homes Sold	5,186	***5,602***	+8.0%
Revenues	$1,151.8	***$1,266.2***	+9.9%
Gross Profit	$296.7	***$331.0***	+11.6%
Gross Margin	25.8%	***26.1%***	+0.3%
Operating Profit	$159.5	***$188.5***	+18.2%
Operating Margin	13.9%	***14.9%***	+1.0%
EBITDA	$240.9	***$274.9***	+14.1%
EBITDA Margin	20.9%	***21.7%***	+0.8%
EBITDA in US$	US $25.3	***US $25.5***	+0.7%
Net Profit	$65.5	***$81.9***	+25.1%
Net Margin	5.7%	***6.5%***	+0.8%

We Have Posted Consistent Results For Seven Consecutive Quarters

In millions of Pesos as of March 31, 2003

Reasons to Believe... Solid and Predictable Results




Year-over-year financial indicators as of March 2003

- ✓ *Operating Free Cash Flow:*
  - ➢ ***Operating Free Cash Flow of US $ -24.8 million (improvement of US $ 2.2 compared to US $ -27.0 million in March 2002)***
- ✓ ***Cash: $ 892.1 million an increase of 82.9% compared to $487.8 million in the March 2002***
- ✓ ***Accounts Receivable to Sales Ratio: 50.3% a decrease of –6.6% points compared to 56.9%***
- ✓ ***Debt to Capitalization*: 39.5% a decrease of –4.1% points compared to 43.6% in March 2002***
- ✓ ***Net Debt: $1,610.9 million a decrease of –23.0% compared to $2,092.0 million in March 2002***
- ✓ ***ROE: 15.5% an increase of 20.7% compared to 12.8% in March 2002***

Important Decrease in Accounts Receivable to Sales Ratio and Reduction in Net Debt

In millions of Pesos as of March 31, 2003

** Before Deferred Taxes*

Reasons to Believe... A Unique Positioning


TOP 5
WEB SITES RI
BOP+
WEB SITE RI

We control today a strong land bank and backlog

- ✓ ***GEO´s Land Bank as of March 31, 2003 is composed of:***
  - 58,379 homes on Geo´s Balance Sheet
  - 19,135 homes under "Land Outsourcing" schemes
  - 48,459 homes under Option Agreements
  - ***125,973 New Homes***
- ✓ ***Our land strategy allows us to enjoy all of the upside while limiting the land ownership risks.***
- ✓ ***Due to GEO's position in the market and financial ingenuity, it has successfully used other people's money to secure its land bank.***
- ✓ ***GEO´s Land Bank is composed proportionally to our regional operations as well as FOVI and INFONAVIT's credit supply.***
- ✓ ***As of March 31, 2003 the land bank was enough more than three years of production.***

Land Bank for 125,973 Houses, Representing more than Three Years of Production



Reasons to Believe... Communications Turnaround






In 2002 and 2003 Geo received various National and International Awards, confirming its strong commitment with the Financial Markets





✓ *POP+ Mexico*	*1st Place in the Category of "Best Investor Relations Website in Mexico according to the Capital Markets"*
✓ *TOP5 Mexico*	*1st Place in the Category of "Best Investor Relations Website in Mexico according to Technical Criteria"*
✓ *RAO Mexico*	*3rd Place in the Category of "Best On-Line Annual Report in Mexico"*
✓ *POP+ Latam*	*2nd Place in the Category of "Best Investor Relations Website in Latin America according to the Capital Markets"*
✓ *TOP5 Latam*	*5th Place in the Category of "Best Investor Relations Website in Latin America according to Technical Criteria"*




Creating Closer Ties and More Open and Transparent Communications With All of Our Investors and Analysts



Reasons to Believe... Clear Corporate Governance



Geo has the most respected Management Team in the Housing Industry

GEO's OWNERSHIP STRUCTURE


USA 21%
GEO's Group of Control 34%
Mexico 27%
Others 7%
Europe 11%

66% FREE FLOAT

- ✓ *42% of the Board Members are External Directors*
- ✓ *No family relationships among Titular Members of the Board, Executive Officers or Corporate Directors*
- ✓ *External Directors lead the Board Committees of Compensation, Finance & Planning and Audit*
- ✓ *Full implementation of the Code of Best Corporate Practices instructed by the CNBV and the BMV*
- ✓ *More than 30% of Geo's employees are Shareholders*
- ✓ *One series of shares – One Share, One Vote*

Geo Was the First Mexican Company to Adopt "Tag-Along Rights" or all of its Shareholders



Reasons to Believe... Communications Turnaround





- ***Geo Increases the Visibility of Management Through Regular and Consistent Investor Meetings***



Sell - Side Recommendations
100%
80%
60%
40%
20%
0%
20%
47%
33%
33%
67%
5%
85%
10%
2000
15 Analysts
2001
18 Analysts
2002
17 Analysts
Sell
Hold
Buy
Strong Buy
Management Accountability
200
150
100
50
0
12
10
8
6
4
2
0
6
8
9
10
76
108
134
200
2000
2001
2002
2003
One-on-One's
Conferences

Average Target Price of the Sell-Side is P$32.5 Pesos per Share


FACTS TO GET OUR PREMIUM BACK

Reasons to Believe... Growth, Value and Momentum







Geo is an eye-catching investment offering Value and Growth at an attractive valuation in an Industry with superior earnings visibility

Stock Performance GEO & ARA Vs. IPyC

60% 40% 20% 0% -20%

Ene-03 Ene-03 Ene-03 Feb-03 Feb-03 Feb-03 Mar-03 Mar-03 Mar-03 Abr-03 Abr-03 May-03

GEO 63.82%

ARA 21.94%

IPyC 4.59%

Firm Value / EBITDA

Geo 03	US Homebuilders *	ARA 03
3.5	6.8	5.7

Price to Earnings

Geo 02	US Homebuilders *	ARA 03
6.9	12.5	10.1

Price to Book Value

Geo 03	US Homebuilders *	ARA 03
1.1	1.4	1.7

YTD Average Daily Trading Volume is Higher than US $600,000

** US Homebuilders UBS Coverage*

Prices as of May 8, 2003

Reasons to Believe... Communications Turnaround



IVÁN VELA

Director of Finance & Capital Markets

Ph: +(52) 55.5480.5071, Fax: +(52) 55.5554.6064
Email: ivela@casasgeo.com

JORGE PÉREZ / KENIA VARGAS

Investor Relations

Ph: +(52) 55.5480.5078, Fax: +(52) 55.5554.6064
Email: geo_ir@casasgeo.com

This presentation contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. Past performance do not guaranty any future results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Visit our Website at
www.casasgeo.com




CasasGEO

Para vivir como quieres


POP+
WEB SITES RI

'Reasons to Believe and Get Our Premium Back'



Corporación Geo

June, 2003 Road Show
New York - Boston


AMERI

TOP 5 WEB SITES RI

Reasons to Believe and Get Our Premium Back


TOP 15
WEB SITES de RI
TOP+
WEB SITES de RI

- *The Mexican Housing Industry is poised for above-average growth due to the Housing initiatives announced by President Fox and the structural changes that occurred in the Sector during 2002, offering a unique visibility.*
- *Geo is the Leading Company in the Industry having the highest Market Share, the largest geographical coverage, the Best Product testified by the National Housing Awards and the "Top of Mind" Brand.*
- *The New Culture of Geo has Resulted in Competitive Advantages that have fostered the knowledge, expertise and loyalty of the only Institutionalized Management Team in the Industry.*
- *Geo is growing again on a more stable and profitable basis achieving Positive Free Cash Flow for the third consecutive year and significant improvements in its Working Capital Management.*
- *Geo has continuously decreased its Net Indebtness level for the past four years while making all of its Debt to be Peso denominated.*
- *Geo has successfully entered New Markets, especially the Middle Income and the Lower Affordable, resulting in higher Margins, stable seasonality and predictable quarterly results.*
- *Senior Management is working to recover Geo's Premium Valuation by sustaining the financial and operating turnaround and transforming Geo into the most Market-oriented and Investor-Friendly Company in Latin America.*

Reasons to Believe... Insuperable Demand





The annual housing deficit will become an annual surplus by 2006


Housing Deficit in Mexico
900,000
800,000
750,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
7,000,000
6,800,000
6,600,000
6,400,000
6,200,000
6,000,000
5,800,000
5,600,000
5,400,000
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Housing Supply
Housing Demand
Housing Deficit

Mexicans have a Deep-Rooted Desire to Own their Own Home

Source: Company and Official Estimates

Reasons to Believe... Superior Industry Visibility





- Collective effort to reach the goal of 750,000 mortgages in 2006

Housing Institutes

(Thousands of Credits)

CAGR 2000 - 2006 = 13.5%

	2000	2001	2002	E2003	E2004	E2005	E2006
Total	351.6	318.0	420.0	E530.5	E604.5	E663.8	E750.0
Others	35,000	42,000	53,000	42,000	57,000	62,000	68,000
SOFOLES-Banks	4,500	5,500	10,000	25,000	37,500	46,875	82,000
FOVISSSTE	15,000	18,000	42,000	90,000	65,000	65,000	65,000
SFH - FOVI	47,000	47,500	40,000	73,500	120,000	140,000	160,000
INFONAVIT	250,110	205,000	275,000	300,000	325,000	350,000	375,000

Housing Institutes Goals for 2003

- ✓ INFONAVIT : E 300,000 Mortgages (increase of 9% from 275,000 in 2002)
- ✓ SHF-FOVI : E 73,500 Mortgages (increase of 83% from 40,000 in 2002)
- ✓ FOVISSSTE : E 90,000 Mortgages (increase of 114%from 42,000 in 2002)
- ✓ BANKS : E 25,000 Mortgages (increase of 150%from 10,000 in 2002)

In 2003 the Industry is Projected to Grow 26% compared to 2002

Source: CONAFOVI

Reasons to Believe... New Opportunities to Grow


TOP 5
WEB SITES de RI




POP+
WEB SITE de RI

Our typical market gives us a solid base to diversify our products

Estimated Yearly Demand by Segment	Segment	Expected Mortgage Availability 2003	Expected Coverage of Demand In 2003	Coverage of Demand In 2002
100,000	Middle Income Between $335,000 and 1'800,000 pesos	65,000	65%	20%
400,000	Typical Geo's Market Affordable Entry Level Between $195,001 and $335,000 pesos	345,000	86%	65%
250,000	Lower Affordable Up to $195,000 pesos	120,500	48%	56%
Total Demand 750,000 Homes		Expected Supply 2003 530,500 Homes	70%	56%

The Middle Income and Lower Affordable Housing Segments Represent the Strongest Areas of Opportunity

Source: Company's Estimates ** Prices in Pesos*

Reasons to Believe... a Renovated Business Model


TOP 5
WEB SITES RI


POP+
WEB SITE RI

Keys for Growth	GEO's Long-Term Strategy
1 *Access to Land*	*"Land Outsourcing" = Cash Flow ; Land Bank Secured at a Minimum Cost*
2 *Working Capital Financing*	*Securitization & Bridge Loan = Alternative Source of Resources ; Diversification*
3 *Production Efficiency and Collection Capacity*	*"Factory of Homes" = Produce Faster, Collect Faster; Just-in-Time Production*
4 *Attracting and Retaining High-Quality Personnel*	*"Geo Culture" & "Geo In" = Expertise and Creation of Employee Loyalty, ESOP*
5 *Brand Image & Quality*	*"Building..." = Geo's Marketing Campaign; Brand Recall & Awareness*

Business Model :
Moderate and Consistent EBITDA Growth and Positive Free Cash Flow Improving the Debt and Capital Structure



Reasons to Believe... Consistent Results Over Time








LONG-TERM STRTEGY

The Consolidation Period prepared us to better face the promising future

EBITDA & Operating Free Cash Flow
(in US$ millions)

150
100
50
0
-50
-100
■ Free Cash Flow
□ EBITDA
1995 1996 1997 1998 1999 2000 2001 2002 →
EXPANSION
CONSOLIDATION
PROFITABLE GROWTH

Inventory Turnover as Days of COGS


350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
274
224
291
277
249
187
164
148
1995 1996 1997 1998 1999 2000 2001 2002 →
EXPANSION
CONSOLIDATION
PROFITABLE GROWTH

*Net Debt to Equity **

40%
38%
36%
34%
32%
30%
28%
26%
39.4%
38.0%
37.1%
34.5%
26.1%
1998 1999 2000 2001 2002 →
CONSOLIDATION
PROFITABLE GROWTH

Accounts Receivable to Sales


70.0%
65.0%
60.0%
55.0%
50.0%
45.0%
67.5%
64.4%
63.3%
67.3%
50.5%
50.4%
50.3%
47.6%


1995 1996 1997 1998 1999 2000 2001 2002 →


EXPANSION
CONSOLIDATION
PROFITABLE GROWTH

Financial Turnaround... plus Operating Turnaround

* *Without Deferred Taxes*


LONG-TERM STRTEGY

Reasons to Believe... A Wide Spread New Culture


TOP 5
WEB SITES RI




WEB SITE RI




- *Geo's Values represent broad support for the Company's Vision & Mission*

	Geo's Values	Results in the Team
1	*Fulfillment*	*Feeling of Belonging*
2	*Profitability*	*Strong Commitment*
3	*Customer Satisfaction*	*Wealth Creation*
4	*Team Work*	*Responsibility*
5	*Continuous Improvement*	*Institutionalization*
6	*Human Development*	*Result Oriented*
7	*Honesty*	*Expertise Development*











VISION



The Core of Geo's Results Can be Found In the New Culture and its more than 3,000 Employees

FINANCIALS

Reasons to Believe… Operating Turnaround


TOP 5
WEB SITES RI

Growth. Profitability. Efficiency. Earnings Visibility

Homes Sold

	GEO 00	GEO 01	GEO 02	SADASI 02E	URBI 02E	ARA 02
Homes Sold	26,577	25,115	27,112	17,000	16,000	15,803

Revenues

	2000	2001	2002
Revenues	$5,202.0	$4,978.5	$5,445.2

Gross Margin

	2000	2001	2002
Gross Margin	$1,332.8	$1,296.9	$1,427.2
%	25.6%	26.0%	26.2%

EBITDA

	2000	2001	2002
EBITDA	$1,055.6	$1,028.5	$1,170.9
%	20.3%	20.7%	21.5%

Steady Growth in Revenues and EBITDA with Margin Stability

In million of Pesos as of December 31, 2002

FINANCIALS

Reasons to Believe... Operating Turnaround




The results of a company-wide restructuring and cost-cutting efforts

Operating Margin
900
800
700
600
500
400
$730.6
14.0%
$700.1
14.1%
$841.8
15.5%
2000
2001
2002

SG&A to Sales
610
600
590
580
570
560
11.6%
$602.1
12.0%
$596.8
10.8%
$585.4
2000
2001
2002

Net Profit
400
350
300
250
200
150
100
3.2%
$164.3
6.0%
$296.7
6.7%
$364.6
2000
2001
2002

Personnel
Management
Eventual Workers
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
2,949
7,919
4,025
12,393
3,648
8,170
3,132
7,247
3,297
6,316
1998
1999
2000
2001
2002

Margins Have Expanded and There Is Double-Digit Annual Growth in Nearly Every Line of the Income Statement

In million of Pesos as of December 31, 2002

FINANCIALS

Reasons to Believe... Financial Turnaround





2002 represented a record year in terms of working capital management

Free Cash Flow

1998	1999	2000	2001	2002
-$1,110.4	-$57.2	$261.1	$110.1	$509.3

Accounts Receivable to Sales

1998	1999	2000	2001	2002
67.3%	50.5%	50.4%	50.3%	47.6%

Inventory Turnover (days)

1998	1999	2000	2001	2002
277	249	176	164	148

Accounts Receivable + Inventory Turnover (days)

1998	1999	2000	2001	2002
449	364	315	304	283

Dramatic Turnaround in Free Cash Flow Generation Driven by the Improvement in Working Capital Management

In million of Pesos as of December 31, 2002 11 May 2003

Reasons to Believe... Financial Turnaround





The risk profile has improved consistently over the past five years

Net Debt

1998	1999	2000	2001	2002
$1,945.3	$1,940.6	$1,854.9	$1,742.8	$1,312.0

Interest Coverage

1998	1999	2000	2001	2002
2.2	1.9	1.7	2.0	2.3

Net Debt to Equity *

1998	1999	2000	2001	2002
39.4%	38.0%	37.5%	34.5%	26.1%

Dollar Denominated Debt

1998	1999	2000	2001	2002
29.6%	34.1%	25.3%	10.8%	4.0%

Strong Commitment to Decrease Debt as Evidenced by the 25% Reduction in Net Debt

In million of Pesos as of December 31, 2002

** Without Deferred Taxes*

Reasons to Believe... an Award-Winning Product






In 2002 Geo received both the 'National Housing Award' and the `Obras CEMEX Award'

- ✓ *Geo received '2002 National Housing Award' from President Fox, winning 6 of the 7 categories.*
- ✓ *Geo was the only Company that received honors in more than one category.*



'2002 National Housing Award'

- ✓ *The Obras Cemex Award was based on architectural and urbanism features and the quality of the Concrete Panel Technology used.*
- ✓ *The contest included a total of 224 developments in 27 Mexican Republic entities.*



'Obras Cemex 2002 National Award'

The National Awards as an Important Sales Catalyst for 2003

Reasons to Believe... a Unique Positioning


TOP 5
WEB SITES RI





We are the only truly nation-wide housing company in Mexico

- All Operating Expenses to become Nation-Wide are already reflected in our numbers
- We Have no Intentions or Need to Open Any New Subsidiary, neither National nor International
- We cover 19 states and the 33 most dynamic cities in Mexico

GEO is present where :

- 73% of the INFONAVIT credits are granted
- 79% of the GDP is produced
- 74% of the marriages take place
- 76% of all Mexicans are living



Our Growth Will Come from our Current Operations thus Optimizing Capex and SG&A

Source: INEGI

Reasons to Believe... Sustainability of Results





- *GEO is expected to grow on a more profitable and sustainable basis*

GOALS 2003





	Steady Growth	*Efficient Production*	
1	*10% Growth in EBITDA*	*Accounts Receivable to Sales of 47% to 49%*	3
2	*Debt to Equity Ratio of 37% to 39%*	*Positive Operating Free Cash Flow of P$300 to P$400 million*	4
	Strong Financial Structure	*Cash Generation*	

Growth with Margin Expansion and a Healthier Financial Structure for Third Consecutive Year

Reasons to Believe... Sustainability of Results





The continuation of a sustainable and profitable growth period in 2003

- ✓ *Gross Margin between 26.0% to 26.5% & Operating Margin around 15.5% to 16.5%*
- ✓ *E 2,600 homes sold in the Middle Income housing segment.*
- ✓ *E17,700 homes sold in the Affordable Entry Level.*
- ✓ *E 8,700 homes sold in the Lower Affordable housing segment.*
- ✓ *Expected Sales mix of 67% Infonavit, 25% Fovi and Fovissste, 8% Upper Affordable and Middle-Income housing segments.*
- ✓ *Same Quarterly Revenues Seasonality as 2001 and 2002.*
- ✓ *Refinancing of the P$300 million notes maturing in August 2003.*
- ✓ *New schemes for land acquisition.*
- ✓ *Increase and continuity of Marketing to support the stock price and liquidity.*

Growth with Margin Expansion with a Healthier Financial Structure for Third Consecutive Year



Reasons to Believe... Further Diversification


TOP 5
WEB SITES RI



GEO is best positioned to achieve sustainable growth in the future



Middle Income

Lower Affordable

	Mix E2003
Middle Income Between $ 1'800,000 & $335,000 pesos	9%
Affordable Entry Level Between $195,001 & $335,000 pesos	61%
Lower Affordable < $195,000 pesos	30%



Middle Income

Affordable Entry Level



Housing Segments	2000	2001	2002	E2003
Middle Income	2%	5%	7%	9%
Typical Geo's Market Affordable	95%	82%	64%	61%
Lower Affordable	3%	13%	29%	30%



Geo has Shown that Its Able to Penetrate the Middle Income Segment

Reasons to Believe... Solid and Predictable Results





Same Quarter by Quarter Seasonality traduces into Predictability.

Revenues Seasonality 2001 - 2002


30%
25%
20%
15%
21%
21%
22%
22%
27%
26%
30%
30%
1Q
2Q
3Q
4Q
2001
2002

Accounts Receivable Seasonality 2001 - 2002


60%
55%
50%
45%
57%
53%
55%
51%
56%
54%
50%
48%
1Q
2Q
3Q
4Q
2001
2002

Free Cash Flow Seasonality 2001 - 2002


700
500
300
100
-100
-300
-500
-700
-243
-310
-95
-366
-123
-138
509
104
Jan-Mar
Jan-Jun
Jan-Sep
Jan-Dec
2001
2002

Debt Seasonality 2001 - 2002


3,000
2,800
2,600
2,400
2,200
2,000
2,540.8
2,509.4
2,516.9
2,344.2
2,754.2
2,447.5
2,464.5
2,166.0
1Q
2Q
3Q
4Q
2001
2002

Understanding the Business Seasonality is Key to Anticipate Quarterly Results

In million of Pesos

Reasons to Believe... Solid and Predictable Results







First Quarter 2003 Results

	1Q2002	1Q2003	1Q2003 vs 1Q2002
Homes Sold	5,186	***5,602***	+8.0%
Revenues	$1,151.8	***$1,266.2***	+9.9%
Gross Profit	$296.7	***$331.0***	+11.6%
Gross Margin	25.8%	***26.1%***	+0.3%
Operating Profit	$159.5	***$188.5***	+18.2%
Operating Margin	13.9%	***14.9%***	+1.0%
EBITDA	$240.9	***$274.9***	+14.1%
EBITDA Margin	20.9%	***21.7%***	+0.8%
EBITDA in US$	US $25.3	***US $25.5***	+0.7%
Net Profit	$65.5	***$81.9***	+25.1%
Net Margin	5.7%	***6.5%***	+0.8%

We Have Posted Consistent Results For Seven Consecutive Quarters

In millions of Pesos as of March 31, 2003

Reasons to Believe... Solid and Predictable Results







Year-over-year financial indicators as of March 2003

- ✓ *Operating Free Cash Flow:*
  - ➢ ***Operating Free Cash Flow of US $ -24.8 million (improvement of US $ 2.2 compared to US $ -27.0 million in March 2002)***
- ✓ ***Cash: $ 892.1 million an <u>increase</u> of 82.9% compared to $487.8 million in the March 2002***
- ✓ ***Accounts Receivable to Sales Ratio: 50.3% a <u>decrease</u> of –6.6% points compared to 56.9%***
- ✓ ***Debt to Capitalization*: 39.5% a <u>decrease</u> of –4.1% points compared to 43.6% in March 2002***
- ✓ ***Net Debt: $1,610.9 million a <u>decrease</u> of –23.0% compared to $2,092.0 million in March 2002***
- ✓ ***ROE: 15.5% an <u>increase</u> of 20.7% compared to 12.8% in March 2002***

Important Decrease in Accounts Receivable to Sales Ratio and Reduction in Net Debt

In millions of Pesos as of March 31, 2003

** Before Deferred Taxes*


FIRST QUARTER 2003 RESULTS

Reasons to Believe... A Unique Positioning



We control today a strong land bank and backlog

- ✓ ***GEO´s Land Bank as of March 31, 2003 is composed of:***
  - 58,379 homes on Geo´s Balance Sheet
  - 19,135 homes under "Land Outsourcing" schemes
  - 48,459 homes under Option Agreements
  - ***125,973 New Homes***
- ✓ ***Our land strategy allows us to enjoy all of the upside while limiting the land ownership risks.***
- ✓ ***Due to GEO's position in the market and financial ingenuity, it has successfully used other people's money to secure its land bank.***
- ✓ ***GEO´s Land Bank is composed proportionally to our regional operations as well as FOVI and INFONAVIT's credit supply.***
- ✓ ***As of March 31, 2003 the land bank was enough more than three years of production.***

Land Bank for 125,973 Houses, Representing more than Three Years of Production

Reasons to Believe... Communications Turnaround




- *In 2002 and 2003 Geo received various National and International Awards, confirming its strong commitment with the Financial Markets*

✓ *POP+ Mexico*	*1st Place in the Category of "Best Investor Relations Website in Mexico according to the Capital Markets"*
✓ *TOP5 Mexico*	*1st Place in the Category of "Best Investor Relations Website in Mexico according to Technical Criteria"*
✓ *RAO Mexico*	*3rd Place in the Category of "Best On-Line Annual Report in Mexico"*
✓ *POP+ Latam*	*2nd Place in the Category of "Best Investor Relations Website in Latin America according to the Capital Markets"*
✓ *TOP5 Latam*	*5th Place in the Category of "Best Investor Relations Website in Latin America according to Technical Criteria"*






Creating Closer Ties and More Open and Transparent Communications With All of Our Investors and Analysts

Reasons to Believe... Clear Corporate Governance





Geo has the most respected Management Team in the Housing Industry

GEO's OWNERSHIP STRUCTURE



USA 21%
GEO's Group of Control 34%
Europe 11%
Others 7%
Mexico 27%

66% FREE FLOAT

- ✓ *42% of the Board Members are External Directors*
- ✓ *No family relationships among Titular Members of the Board, Executive Officers or Corporate Directors*
- ✓ *External Directors lead the Board Committees of Compensation, Finance & Planning and Audit*
- ✓ *Full implementation of the Code of Best Corporate Practices instructed by the CNBV and the BMV*
- ✓ *More than 30% of Geo's employees are Shareholders*
- ✓ *One series of shares – One Share, One Vote*

Geo Was the First Mexican Company to Adopt "Tag-Along Rights" or all of its Shareholders

Reasons to Believe... Communications Turnaround

- *Geo Increases the Visibility of Management Through Regular and Consistent Investor Meetings*



Sell - Side Recommendations
100%
80%
60%
40%
20%
0%
20%
47%
33%
33%
67%
5%
85%
10%
2000
15 Analysts
2001
18 Analysts
2002
17 Analysts
Sell
Hold
Buy
Strong Buy
Management Accountability
200
150
100
50
0
12
10
8
6
4
2
0
6
8
9
10
76
108
134
200
2000
2001
2002
2003
One-on-One's
Conferences

Average Target Price of the Sell-Side is P$32.5 Pesos per Share


FACTS TO GET OUR PREMIUM BACK

Reasons to Believe… Growth, Value and Momentum


TOP 5
WEB SITES RI



WEB SITE RI

- ***Geo is an eye-catching investment offering Value and Growth at an attractive valuation in an Industry with superior earnings visibility***

Stock Performance GEO & ARA Vs. IPyC

60%
40%
20%
0%
-20%

Ene-03 Ene-03 Ene-03 Feb-03 Feb-03 Feb-03 Mar-03 Mar-03 Mar-03 Abr-03 Abr-03 May-03

GEO 63.82%
ARA 21.94%
IPyC 4.59%

Firm Value / EBITDA

Geo 03	US Homebuilders *	ARA 03
3.5	6.8	5.7

Price to Earnings

Geo 02	US Homebuilders *	ARA 03
6.9	12.5	10.1

Price to Book Value

Geo 03	US Homebuilders *	ARA 03
1.1	1.4	1.7

YTD Average Daily Trading Volume is Higher than US $600,000

** US Homebuilders UBS Coverage*

Prices as of May 8, 2003

CONTACT INFORMATION

Reasons to Believe... Communications Turnaround





IVÁN VELA

Director of Finance & Capital Markets

Ph: +(52) 55.5480.5071, Fax: +(52) 55.5554.6064

Email: ivela@casasgeo.com

JORGE PÉREZ / KENIA VARGAS

Investor Relations

Ph: +(52) 55.5480.5078, Fax: +(52) 55.5554.6064

Email: geo_ir@casasgeo.com

This presentation contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. Past performance do not guaranty any future results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Visit our Website at
www.casasgeo.com

Casas GEO

Para vivir como quieres

Corporación GEO

DEBT ANALYSIS

First Quarter 2002

Financial Liabilities Highlights


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US $50 million Eurobond

Issued: May 1997

Maturity: May 2002

- ***GEO issued during the year 2001 three medium-term pesos notes totaling $500 million to refinance its Eurobond***
- ***To date GEO has purchased more than 80% of the this Eurobond. The remaining 20% is still trading in the retail market and management expects to wait until maturity to pay it down on May.***
- ***The new debt maturing schedule has been aligned with GEO's expectations for cash generation***
- ***The US dollar exposure in Geo's debt is less than 1.8%***

Successful Eurobond Refinancing

Financial Liabilities Highlights


CasasGEO
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DEBT INDICATORS	1Q01	1Q02	Change	
			Amount	%
Net Debt	2,112.1	1,980.4	(131.7)	-6.2%
Net Debt to Capitalization	47.7%	45.6%	-2.2%	-4.5%
Net Debt to Cap without deferred taxes	41.6%	38.5%	-3.1%	-7.4%
Short Term Debt to Total Debt	62.1%	65.4%	3.4%	5.4%
Long Term Debt to Total Debt	37.9%	34.6%	-3.4%	-8.9%
Debt in Pesos to Total Debt	24.0%	98.2%	74.2%	309.1%
Debt in Dollars to Total Debt	76.0%	1.8%	-74.2%	-97.6%
Liquidity (ACP / PCP)	2.39	2.32	(0.1)	-2.9%
Acid Test (ACP - Inv / PCP)	1.54	1.65	0.1	6.8%
Interest Coverage	1.6	2.2	0.6	37.5%

Reduction of -6.2% in Net Debt versus 1Q2001

Financial Liabilities Highlights

CasasGEO

FINANCIAL LIABILITIES	1Q2002		Average Cost	Average Rates
	Amount	Total%		
Bridge Loans TIIE	1,059.0	43.5%	TIIE+2.3	10.8%
Bridge Loans UDIS	17.6	0.7%	UDIS+10.6	15.2%
Direct Credits	265.1	10.9%	TIIE+2.8	11.3%
Commercial Paper	146.6	6.0%	TIIE+2.25	10.7%
Leasing	11.3	0.5%	TIIE+1.5	10.0%
Medium Term Notes in Pesos P001	300.0	12.3%	CETES+4	11.3%
Medium Term Notes in Pesos P002	500.0	20.5%	TIIE+3.0	11.5%
Eurobond	93.5	3.8%	10.0%	10.0%
Otros	44.0	1.8%	9.1%	9.1%
AVERAGE COST OF DEBT	2,437.0	100.0%	11.0%	



Main Financial Institutions:

Banks: Bancomer, Inbursa, Banorte, Ixe, Bital

SOFOLES: Hipotecaria Nacional, Hipotecaria Mexicana, Su Casita, GMAC

The Decrease in Interest Rates Has Favored Our Cost of Debt

Amounts in million pesos as of March 31, 2002

Financial Ratios


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Comparative Balance Sheet December 31, 2001 Vs. March 31, 2002

Thousand Pesos as of March 31, 02

	Dec 31, 01	March 31, 02	Var %
Current Liabilities	2,155,746	2,176,238	0.95%
Long Term Liabilities	906,698	864,277	-4.67%
Other Liabilities	525,094	585,839	11.56%
Total Liabilities	3,587,539	3,626,354	1.08%

	Dec 31, 01	March 31, 02
Short Term Liabilities	60.1%	60.0%
Long Term Liabilities	25.2%	23.8%
Liquidity (CA / CL)	2.21	2.32
Acid Test (CA - INV) / CL	1.53	1.64

1.08% Increase in Total Liabilities Quarter-over-Quarter Due to a Higher Level of Production

Other Debt is formed mainly by Deferred Taxes

Financial Ratios


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Comparative Balance Sheet March 30, 2001 Vs. March 31, 2002

Thousand Pesos as of March 31, 02

	March 30, 01	March 31, 02	Var %
Current Liabilities	2,192,257	2,176,237	-0.73%
Long Term Liabilities	946,884	864,277	-8.72%
Other Liabilities	718,787	585,839	-18.49%
Total Liabilities	3,857,928	3,626,354	-6.00%

	March 30, 01	March 31, 02
Short Term Liabilities	*56.8%*	*60.0%*
Long Term Liabilities	*24.5%*	*23.8%*
Liquidity (CA / CL)	*2.39*	*2.32*
Acid Test (CA - INV) / CL	*1.54*	*1.64*

6.0% Reduction in Total Liabilities Year-over-Year

Other Debt is formed mainly by Deferred Taxes

Debt Structure


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Bank Liabilities and Publicly Trade Debt Structure as of March 31, 2001

Long-Term Debt 25%
Bridge Loans UDIS & TIIE 43%
Leasing 1%
Commercial Paper 8%
Direct Credits 23%

Bank Liabilities and Publicly Trade Debt Structure as of March 31, 2002

Medium Term Notes 32%
Bridge Loans UDIS & TIIE 44%
Eurobond 4%
Leasing 1%
Commercial Paper 6%
Others 2%
Direct Credits 11%

Diversification of Financial Instruments

Accounts Receivable to Short-Term Debt


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December 31, 2001
(Pesos as March 31, 2002)


Leasing
13 million
Credits Chile
95 million
Commercial Paper
87 million
Eurobond
99 million
Direct Credits
209 million
Bridge Loans
UDIS & TIIE
969 million
Accounts Receivable
2,400 million

Hedging of 1.63 times
Accounts Receivable to ST Debt

March 31, 2002
(Pesos as March 31, 2002)


CommercialPaper
147 million
Eurobond
93 million
Others
44 million
Leasing
1 million
Direct Credits
226 million
Bridge Loans
UDIS & TIIE
1,077 million
Accounts Receivable
2,765 million

Hedging of 1.13 times
Accounts Receivable to ST Debt

GEO's Short-term Debt is Low Risk

Accounts Receivable to Short-Term Debt


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March 31, 2001
(Pesos of March 31, 2002)


Leasing
34 million
Commercial Paper
52 million
Credits Chile
138 million
Direct Credits
153 million
Bridge Loans
UDIS & TIIE
1,117 million
Accounts Receivable
2,725 millones

Hedging of 1.82 times
Account Receivables to ST Debt

March 31, 2001
(Pesos of March 31, 2002)

CommercialPaper
147 million
Eurobond
93 million
Others
44 million
Leasing
1 million
Direct Credits
226 million
Bridge Loans
UDIS & TIIE
1,077 million
Accounts Receivable
2,765 million

Hedging of 1.13 times
Account Receivables to ST Debt

Year over Year Short-Term Debt Profile is Healthier

Bridge Loans Should be considered as Working Capital


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ORIGIN
- Land
- Service
- Licenses
- Technical Project

PROJECT PRESENTATION
- Sofoles - FOVI
- Banks - INFONAVIT

FORMALIZATION
- FOVI Auction Won
- INFONAVIT Package Line II

EVALUATION & APPROVAL
- Sofoles - FOVI
- Banks - INFONAVIT

SIGNING OF CREDIT
- 65% of the project - FOVI
- 70% of the project- INFONAVIT

Initial Bridge Loan Resources

Additional Resources

Amortization

ANTICIPATED PAYMENT
- For project initiation
- 15% FOVI
- 20% INFONAVIT

SUPERVISION OF PROJECT PROGRESS
- Sofoles - FOVI
- Banks - INFONAVIT

RESOURCES
- GEO receives Resources according to the progress of the project every 15 days

Housing Fees
- At the moment of collection, GEO pays the part that corresponds to the bridge loan

Payment
- At the end of the collection of the project, the bridge loan is terminated

Supervision

Bridge Loan Financing is Used to Fund most of Our Housing Projects

Bridge Loan Financing and the "Factory of Houses"


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Month1
Month2
Month3
Month4
Month5
Month6
15%
Bridge Loan Management With Traditional Production
Bridge Loan Management With Factory of Houses

- *Financial Cost Savings*
- *Short-Term Debt Level Improvement*
- *Decrease of Account Receivables Level*

"Factory of Houses" Has Allowed Us to Improve the Use of the Resources

Bridge Loans Associated with Accounts Receivable


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Bridge Loans and
Accounts Receivable Structure
As of March 31, 2002


39%
Bridge Loans
TIIE
1,059 million pesos
Bridge Loans
UDIS
18 million pesos
Accounts Receivable
Mexico
2, 765 million pesos

- ***Bridge loans represent 39% of accounts receivable.***
- ***Each bridge loan is signed separately and assumes project risk.***
- ***Liquidation related with Collection Flow.***
- ***After more than 500 bridge loans, GEO has never missed a credit deadline.***
- ***As of March 2002, there are more than 98 independent bridge loans operating.***
- ***Guaranty on the land and the project built.***
- ***Securitization will partially replace the use of bridge loans in the long-term.***

Bridge Loan Debt Is Covered 2.6 Times by the Accounts Receivable

Available Credit Lines


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Concept	Credit Lines (As of March 31, 2002)		
	Line of Credit	Total Used	Available Credit
Direct Credits	335,883	263,264	72,619
Commercial Paper	216,640	146,640	70,000
Leasing	73,605	54,298	19,307
Bridge Loans	3,364,841	1,104,861	2,259,979
Medium Term Notes Program	1,200,000	800,000	400,000
Total	5,190,968	2,369,063	2,821,905

- *Geo has $2,822 million in lines of credit that are available and not used*
- *This availability in lines of credit assures enough financial resources to build an excess of more than 20,255 houses*

Available Lines of Credit to Finance an Excess of 20,255 Houses

Contac and Additional Information


CasasGEO
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IVÁN VELA

Director of Finance & Equity Markets

Ph: +(52) 5480.5071, Fax: +(52) 5554.6064
Email: ivela@casasgeo.com

MARCO LALOS

Investor Relations

Ph: +(52) 5480.5078, Fax: +(52) 5554.6064
Email: geo_ir@casasgeo.com

This presentation contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. Past performance do not guaranty any future results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Visit our Web Site
www.casasgeo.com

Casas GEO

Para vivir como quieres

Corporación GEO

DEBT ANALYSIS

Second Quarter 2002

Financial Liabilities Highlights


CasasGEO
Para vivir como quieres

DEBT INDICATORS	2Q01	2Q02	Change	
			Amount	%
Net Debt	1,918.2	2,109.4	191.2	10.0%
Net Debt to Capitalization	44.3%	46.4%	2.2%	4.9%
Net Debt to Cap without deferred taxes	38.3%	39.2%	0.9%	2.2%
Short Term Debt to Total Debt	82.0%	57.4%	-24.5%	-29.9%
Long Term Debt to Total Debt	18.0%	42.6%	24.5%	136.1%
Debt in Pesos to Total Debt	75.8%	98.1%	22.3%	29.4%
Debt in Dollars to Total Debt	24.2%	1.9%	-22.3%	-92.1%
Liquidity (ACP / PCP)	2.02	2.40	0.4	18.9%
Acid Test (ACP - Inv / PCP)	1.28	1.72	0.4	34.7%

Temporary Increase in Net Debt Due to a Higher Level of Production and Accounts Receivable

HIGHLIGHTS

Financial Liabilities Highlights


CasasGEO

FINANCIAL LIABILITIES	*2Q2002*		*Average*	*Average*
	Amount	*Total%*	*Cost*	*Rates*
Bridge Loans TIIE	1,126.7	46.1%	TIIE+2.3	10.7%
Bridge Loans UDIS	13.7	0.6%	UDIS+10.6	15.7%
Direct Credits	170.0	7.0%	TIIE+2.8	10.9%
Commercial Paper	78.5	3.2%	TIIE+2.25	9.9%
Leasing	8.8	0.4%	TIIE+1.5	9.1%
Medium Term Notes in Pesos P001	300.0	12.3%	CETES+4	10.6%
Medium Term Notes in Pesos P002	700.0	28.6%	TIIE+3.0	10.6%
Eurobond	0.0	0.0%	10.0%	10.0%
Otros	46.4	1.9%	9.1%	9.1%
AVERAGE COST OF DEBT	2,444.1	100.0%	10.7%	

- *Main Financial Institutions:*

Banks: Bancomer, Inbursa, Banorte, Ixe, Bital

SOFOLES: Hipotecaria Nacional, Hipotecaria Mexicana, Su Casita, GMAC

The Decrease in Interest Rates Has Favored Our Cost of Debt

Amounts in million pesos as of June 30, 2002

Without including commissions and transaction costs

Financial Ratios


CasasGEO
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Comparative Balance Sheet March 31, 2002 Vs. June 30, 2002

Thousand Pesos as of June 30, 02

	March 31, 02	June 30, 02	Var %
Current Liabilities	2,203.2	2,108.3	-4.3%
Long Term Liabilities	874.9	1,060.8	21.2%
Other Liabilities	593.1	606.4	-2.2%
Total Liabilities	3,671.3	3,775.5	2.8%

	March 31, 02	June 30, 02
Short Term Liabilities	60.0%	55.8%
Long Term Liabilities	23.8%	28.1%
Liquidity (CA / CL)	2.32	2.40
Acid Test (CA - INV) / CL	1.64	1.72

4.3% Decrease in Current Liabilities Quarter-over-Quarter

Other Debt is formed mainly by Deferred Taxes

Financial Ratios


CasasGEO
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Comparative Balance Sheet June 30, 2001 Vs. June 30, 2002

Thousand Pesos as of June 30, 02

	June 30, 01	June 30, 02	Var %
Current Liabilities	2,593.4	2,108.3	-18.7%
Long Term Liabilities	442.2	1,060.8	139.8%
Other Liabilities	678.8	606.4	-10.7%
Total Liabilities	3,714.5	3,775.5	1.6%

	June 30, 01	June 30, 02
Short Term Liabilities	69.8%	55.8%
Long Term Liabilities	11.9%	28.1%
Liquidity (CA / CL)	2.02	2.40
Acid Test (CA - INV) / CL	1.28	1.72

18.7% Decrease in Current Liabilities Year-over-Year Due to the Recent Debt Restructure.

Other Debt is formed mainly by Deferred Taxes

Debt Structure


CasasGEO
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Bank Liabilities and Publicly Trade Debt Structure as of June 30, 2001

Eurobond & Others
23%
Bridge Loans
UDIS & TIIE
42%
Chile
Credits
6%
Medium
Term Notes
14%
Commercial
Paper
4%
Leasing
2%
Direct
Credits
9%

Bank Liabilities and Publicly Trade Debt Structure as of June 30, 2002

Others
2%
Medium
Term Notes
(Long-term
debt)
41%
Bridge Loans
UDIS & TIIE
47%
Leasing
0.5%
Direct
Credits
7%
Commercial
Paper
3%

Healthy Diversification of Financial Instruments

Accounts Receivable to Short-Term Debt


CasasGEO
Para vivir como quieres


March 31, 2002
(Pesos as June 30, 2002)


Commercial Paper
149 millions
Eurobond
94 millions
Others
45 millions
Leasing
11 millions
Direct Credits
229 millions
Bridge Loans
UDIS & TIIE
1,090 millions
Accounts Receivable
2,799 millions

Hedging of 1.1 times
Accounts Receivable to ST Debt


June 30, 2002
(Pesos as June 30, 2002)


Commercial Paper
79 millions
Direct Credits
170 millions
Leasing
9 millions
Bridge Loans
UDIS & TIIE
1,140 millions
Accounts Receivable
2,910 millions

Hedging of 1.7 times
Accounts Receivable to ST Debt

Most of GEO's Debt is Directly Tied to Production and Therefore Has Very Low to No Risk at All

Accounts Receivable to Short-Term Debt


CasasGEO
Para vivir como quieres

June 30, 2001
(Pesos of June 30, 2002)
**Without Eurobond*

Commercial Paper
90 millions
Leasing
28 millions
Direct Credits
312 millions
Bridge Loans
UDIS & TIIE
674 millions
Accounts Receivables
2,488 millions

Hedging of 1.7 times
Accounts Receivable to ST Debt

June 30, 2002
(Pesos of June 30, 2002)

Commercial Paper
79 millions
Direct Credits
170 millions
Leasing
9 millions
Bridge Loans
UDIS & TIIE
1,140 millions
Accounts Receivable
2,910 millions

Hedging of 1.7 times
Accounts Receivable to ST Debt

Most of GEO's Debt is Directly Tied to Production and Therefore Has Very Low to No Risk at All

Bridge Loans Should be considered as Working Capital


CasasGEO
Para vivir como quieres

ORIGIN
- Land
- Service
- Licenses
- Technical Project

PROJECT PRESENTATION
- Sofoles - FOVI
- Banks - INFONAVIT

FORMALIZATION
- FOVI Auction Won
- INFONAVIT Package Line II

EVALUATION & APPROVAL
- Sofoles - FOVI
- Banks - INFONAVIT

SIGNING OF CREDIT
- 65% of the project - FOVI
- 70% of the project- INFONAVIT

Initial Bridge Loan Resources

Additional Resources

Amortization

ANTICIPATED PAYMENT
- For project initiation
- 15% FOVI
- 20% INFONAVIT

SUPERVISION OF PROJECT PROGRESS
- Sofoles - FOVI
- Banks - INFONAVIT

RESOURCES
- GEO receives Resources according to the progress of the project every 15 days

Housing Fees
- At the moment of collection, GEO pays the part that corresponds to the bridge loan

Payment
- At the end of the collection of the project, the bridge loan is terminated

Supervision

Bridge Loan Financing is Used to Fund most of Our Housing Projects

Bridge Loan Financing and the "Factory of Houses"


CasasGEO
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Month1
Month2
Month3
Month4
Month5
Month6
15%
Bridge Loan Management With Traditional Production
Bridge Loan Management With Factory of Houses

- *Financial Cost Savings*
- *Short-Term Debt Level Improvement*
- *Decrease of Account Receivables Level*

"Factory of Houses" Has Allowed Us to Improve the Use of the Resources

Bridge Loans Associated with Accounts Receivable


CasasGEO
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Bridge Loans and
Accounts Receivable Structure
As of June 30, 2002

39%

Bridge Loans
TIIE
1,127 million pesos

Bridge Loans
UDIS
14 million pesos

Accounts Receivable
Mexico
2,910 million pesos

- *Bridge loans represent 39% of accounts receivable.*
- *Each bridge loan is signed separately and assumes project risk.*
- *Liquidation related with Collection Flow.*
- *After more than 500 bridge loans, GEO has never missed a credit deadline.*
- *As of June 2002, there are more than 65 independent bridge loans operating.*
- *Guaranty on the land and the project built.*
- *Securitization will partially replace the use of bridge loans in the long-term.*



Bridge Loan Debt Is Covered 2.6 Times by the Accounts Receivable

Available Credit Lines


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Concept	Credit Lines (As of June 30, 2002)		
	Line of Credit	Total Used	Available Credit
Direct Credits	295.0	170.0	125.0
Commercial Paper	128.5	78.5	50.0
Leasing & Others	134.1	55.1	79.0
Bridge Loans	3,070.0	981.8	2,088.1
Land Credits	620.0	158.7	461.2
Medium Term Notes Program	1,200.0	1,000.0	200.0
Total	5,447.4	2,444.1	3,003.3

- *Geo has $3,003.3 million in lines of credit that are available and not used*
- *This availability in lines of credit assures enough financial resources to build an excess of more than 21,557 houses*

Available Lines of Credit to Finance an Excess of 21,557 Houses

CONTACT

Contac and Additional Information


CasasGEO
Para vivir como quieres

IVÁN VELA

Director of Finance & Equity Markets

Ph: +(52) 5480.5071, Fax: +(52) 5554.6064

Email: ivela@casasgeo.com

JORGE PÉREZ / KENIA VARGAS

Investor Relations

Ph: +(52) 5480.5078, Fax: +(52) 5554.6064

Email: geo_ir@casasgeo.com

This presentation contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. Past performance do not guaranty any future results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Visit our Web Site

www.casasgeo.com

Casas GEO

Para vivir como quieres

Corporación GEO

DEBT ANALYSIS

Third Quarter 2002


MÉXICO 2002

Financial Liabilities Highlights


CasasGEO
Para vivir como quieres

DEBT INDICATORS	3Q01	3Q02	Change	
			Amount	%
Net Debt	1,956.4	1,889.3	(67.0)	-3.4%
Net Debt to Capitalization	44.4%	42.4%	-2.0%	-4.5%
Net Debt to Cap without deferred taxes	38.0%	35.4%	-2.6%	-6.9%
Short Term Debt to Total Debt	68.3%	69.2%	0.9%	1.4%
Long Term Debt to Total Debt	31.7%	30.8%	-0.9%	-3.0%
Debt in Pesos to Total Debt	78.3%	98.1%	19.8%	25.3%
Debt in Dollars to Total Debt	21.7%	1.9%	-19.8%	-91.3%
Liquidity (ACP / PCP)	2.25	2.14	(0.1)	-5.2%
Acid Test (ACP - Inv / PCP)	1.55	1.59	0.0	2.3%

Decrease of 3.4% in Net Debt

Financial Liabilities Highlights


CasasGEO
Para vivir como quieres


Net Debt to Capitalization Without Deferred Taxes
45,0%
40,0%
35,0%
30,0%
25,0%
20,0%
41,6%
38,3%
38,1%
34,5%
38,5%
39,2%
35,4%
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02

- ***Net Debt to Capitalization has Decrease Consistently Overtime***


Interest Coverage
2,5
2,0
1,5
1,0
0,5
0,0
1,6
1,6
1,8
1,8
2,2
2,2
2,4
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02

- ***Improvement in Interest Coverage Quarter over Quarter***

Important Improvement in Debt Indicators

Financial Liabilities Highlights


CasasGEO

FINANCIAL LIABILITIES	3Q2002		Average	Average
	Amount	Total%	Cost	Rates
Bridge Loans TIIE	1,094.3	45.5%	TIIE+2.3	11.0%
Bridge Loans UDIS	8.0	0.3%	UDIS+10.6	14.7%
Direct Credits	177.5	7.4%	TIIE+3.0	11.3%
Commercial Paper	75.5	3.1%	TIIE+2.25	10.6%
Leasing	5.8	0.2%	TIIE+1.5	9.6%
Medium Term Notes in Pesos P001	300.0	12.5%	CETES+4	11.1%
Medium Term Notes in Pesos P002	700.0	29.1%	TIIE+3.0	11.1%
Eurobond	0.0	0.0%	10.0%	10.0%
Others	45.7	1.9%	9.1%	9.1%
AVERAGE COST OF DEBT	2,406.8	100.0%	11.0%	

- *Main Financial Institutions:*

Banks: Bancomer, Inbursa, Banorte, Ixe, Bital

SOFOLES: Hipotecaria Nacional, Hipotecaria Mexicana, Su Casita, GMAC

The Decrease in Interest Rates Has Favored Our Cost of Debt

Amounts in million pesos as of September 30, 2002

Without including commissions and transaction costs

Financial Ratios


CasasGEO
Para vivir como quieres

Comparative Balance Sheet June 30, 2002 Vs. September 30, 2002

Thousand Pesos as of September 30, 02

	June 30, 02	Sep 30, 02	Var %
Current Liabilities	2,135,088	2,538,577	18.8%
Long Term Liabilities	1,074,305	749,498	-30.2%
Other Liabilities	614,117	680,245	10.7%
Total Liabilities	3,823,512	3,968,320	3.7%

	June 30, 02	Sep 30, 02
Short Term Liabilities	55.8%	63.9%
Long Term Liabilities	28.1%	18.8%
Liquidity (CA / CL)	2.39	2.13
Acid Test (CA - INV) / CL	1.72	1.58

69.2% Short Term Debt Due to the Reclassification of $300 Million Pesos of the Medium Term Note



Other Debt is formed mainly by Deferred Taxes

Financial Ratios


CasasGEO
Para vivir como quieres

Comparative Balance Sheet September 30, 2001 Vs. September 30, 2002

Thousand Pesos as of September 30, 02

	Sep 30, 01	Sep 30, 02	Var %
Current Liabilities	2,535,693	2,538,577	0.1%
Long Term Liabilities	919,242	749,498	-18.5%
Other Liabilities	694,597	680,245	-2.1%
Total Liabilities	4,149,531	3,968,320	-4.4%

	Sep 30, 01	Sep 30, 02
Short Term Liabilities	61.1%	63.9%
Long Term Liabilities	22.1%	18.8%
Liquidity (CA / CL)	**2.25**	2.13
Acid Test (CA - INV) / CL	1.54	1.58

4.4% Decrease in Total Liabilities Year-over-Year

Other Debt is formed mainly by Deferred Taxes

Debt Structure


CasasGEO
Para vivir como quieres

Bank Liabilities and Publicly Trade Debt Structure as of September 30, 2001

Eurobond & Others 15%
Credits Chile 6%
Bridge Loans UDIS & TIIE 37%
Medium Term Notes 29%
Leasing 1%
Direct Credits 9%
Commercial Paper 3%

Bank Liabilities and Publicly Trade Debt Structure as of September 30, 2002

Others 2%
Medium Term Notes 42%
Bridge Loans UDIS & TIIE 45%
Leasing 0.2
Direct Credits 7%
Commercial Paper 3%

Healthy Diversification of Financial Instruments

Accounts Receivable to Short-Term Debt




CasasGEO
Para vivir como quieres

June 30, 2002
(Pesos as September 30, 2002)

Commercial Paper
80 millions
Direct Credits
174 millions
Leasing
10 millions
Bridge Loans
UDIS & TIIE
1,156 millions
Accounts Receivable
2,947 millions

Hedging of 2.1 times
Accounts Receivable to ST Debt

September 30, 2002
(Pesos as September 30, 2002)

Others
6 millions
Leasing
6 millions
Commercial Paper
75 millions
Medium Term
Note
300 millions
Direct Credits
177 millions
Bridge Loans
UDIS & TIIE
1,102 millions
Accounts Receivable
2,999 millions

Hedging of 1.8 times
Accounts Receivable to ST Debt

Most of GEO's Debt is Directly Tied to Production and Therefore Has Very Low to No Risk at All

Accounts Receivable to Short-Term Debt


CasasGEO
Para vivir como quieres

September 30, 2001
(Pesos of September 30, 2002)

Credits Chile
137 millions
Leasing
17 millions
Eurobond
411 millions
Commercial Paper
90 millions
Direct Credits
236 millions
Bridge Loans
UDIS & TIIE
957 millions
Accounts
Receivable
2,638 millions

Hedging of 1.4 times
Accounts Receivable to ST Debt

September 30, 2002
(Pesos of September 30, 2002)

Others
6 millions
Leasing
6 millions
Commercial Paper
76 millions
Medium Term
Note
300 millions
Direct Credits
177 millions
Bridge Loans
UDIS & TIIE
1,102 millions
Accounts
Receivable
2,999 millions

Hedging of 1.8 times
Accounts Receivable to ST Debt

Most of GEO's Debt is Directly Tied to Production and Therefore Has Very Low to No Risk at All

Bridge Loans Should be considered as Working Capital



CasasGEO
Para vivir como quieres

ORIGIN
- Land
- Service
- Licenses
- Technical Project

PROJECT PRESENTATION
- Sofoles - FOVI
- Banks - INFONAVIT

FORMALIZATION
- FOVI Auction Won
- INFONAVIT Package Line II

EVALUATION & APPROVAL
- Sofoles - FOVI
- Banks - INFONAVIT

SIGNING OF CREDIT
- 65% of the project - FOVI
- 70% of the project- INFONAVIT

Initial Bridge Loan Resources

Additional Resources

Amortization

ANTICIPATED PAYMENT
- For project initiation
- 15% FOVI
- 20% INFONAVIT

SUPERVISION OF PROJECT PROGRESS
- Sofoles - FOVI
- Banks - INFONAVIT

RESOURCES
- GEO receives Resources according to the progress of the project every 15 days

Housing Fees
- At the moment of collection, GEO pays the part that corresponds to the bridge loan

Payment
- At the end of the collection of the project, the bridge loan is terminated

Supervision

Bridge Loan Financing is Used to Fund most of Our Housing Projects

Bridge Loan Financing and the "Factory of Houses"


CasasGEO
Para vivir como quieres


Month1
Month2
Month3
Month4
Month5
Month6
15%
Bridge Loan Management With Traditional Production
Bridge Loan Management With Factory of Houses

- *Financial Cost Savings*
- *Short-Term Debt Level Improvement*
- *Decrease of Account Receivables Level*

"Factory of Houses" Has Allowed Us to Improve the Use of the Resources

Bridge Loans Associated with Accounts Receivable


CasasGEO
Para vivir como quieres

Bridge Loans and
Accounts Receivable Structure
As of September 30, 2002


37%
Bridge Loans
TIIE
1,094 million pesos
Bridge Loans
UDIS
8 million pesos
Accounts Receivable
Mexico
2,999 million pesos

- ***Bridge loans represent 37% of accounts receivable.***
- ***Each bridge loan is signed separately and assumes project risk.***
- ***Liquidation related with Collection Flow.***
- ***After more than 500 bridge loans, GEO has never missed a credit deadline.***
- ***As of September 2002, there are more than 66 independent bridge loans operating.***
- ***Guaranty on the land and the project built.***
- ***Securitization will partially replace the use of bridge loans in the long-term.***

Bridge Loan Debt Is Covered 2.7 Times by the Accounts Receivable

Available Credit Lines


CasasGEO
Para vivir como quieres

Concept	Credit Lines (As of September 30, 2002)		
	Line of Credit	Total Used	Available Credit
Direct Credits	280.0	190.5	89.5
Commercial Paper	128.5	75.5	53.0
Leasing & Others	155.6	97.3	58.3
Bridge Loans	3,210.0	894.4	2,314.1
Land Credits	620.0	149.1	470.9
Medium Term Notes Program	1,200.0	1,000.0	200.0
Euro-Commercial Paper	250.0	0	250.0
Total	5,842.6	2,406.8	3,435.8

- *Geo has $3,435.8 million in lines of credit that are available and not used*
- *This availability in lines of credit assures enough financial resources to build an excess of more than 24,600 houses*

Available Lines of Credit to Finance an Excess of 24,600 Houses

CONTACT

Contac and Additional Information


CasasGEO
Para vivir como quieres

IVÁN VELA

Director of Finance & Equity Markets

Ph: +(52) 5480.5071, Fax: +(52) 5554.6064

Email: ivela@casasgeo.com

JORGE PÉREZ / KENIA VARGAS

Investor Relations

Ph: +(52) 5480.5078, Fax: +(52) 5554.6064

Email: geo_ir@casasgeo.com

This presentation contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. Past performance do not guaranty any future results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Visit our Web Site

www.casasgeo.com

AMERI

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Corporación Geo

DEBT ANALYSIS

Fourth Quarter 2002

Financial Liabilities Highlights


CasasGEO
Para vivir como quieres

DEBT INDICATORS	Dec-01	Dec-02	Change	
			Amount	%
Net Debt	$1,742.8	$1,312.0	$(430.8)	-24.7%
Net Debt to Equity	41.0%	32.7%	-8.2%	-20.0%
Net Debt to Equity without deferred taxes	34.5%	26.1%	-8.3%	-24.2%
Short Term Debt to Total Debt	62.5%	65.9%	3.4%	5.4%
Long Term Debt to Total Debt	37.5%	34.1%	-3.4%	-9.0%
Debt in Pesos to Total Debt	89.2%	96.0%	6.8%	7.6%
Debt in Dollars to Total Debt	10.8%	4.0%	-6.8%	-62.9%
Liquidity (ACP / PCP)	2.27	2.19	(0.1)	-3.3%
Acid Test (ACP - Inv / PCP)	1.53	1.51	(0.0)	-1.1%

Important Decrease of 24.7% in Net Debt

*Amounts in million pesos as of December 31, 2002

Financial Liabilities Highlights


CasasGEO
Para vivir como quieres






Net Debt to Equity Without Deferred Taxes
45,0%
40,0%
35,0%
30,0%
25,0%
20,0%
41,6%
38,3%
38,1%
34,5%
38,5%
39,2%
35,4%
26,1%
1Q01 2Q01 3Q01 4Q01 1Q02 2Q02 3Q02 4Q02
Interest Coverage
2,5
2,0
1,5
1,0
0,5
0,0
1,6
1,6
1,8
1,8
2,2
2,2
2,4
2,3
1Q01 2Q01 3Q01 4Q01 1Q02 2Q02 3Q02 4Q02



- Net Debt to Equity has Decrease Consistently Overtime
- Improvement in Interest Coverage Quarter over Quarter

Important Improvement in Debt Indicators

Financial Liabilities Highlights


CasasGEO

FINANCIAL LIABILITIES	4Q2002		Average Cost	Average Rates
	Amount	Total%		
Bridge Loans TIIE	$876.6	40.5%	TIIE+2.3	11.4%
Bridge Loans UDIS	$16.9	0.8%	UDIS+8.5	14.9%
Direct Credits	$135.4	6.3%	TIIE+3.0	11.7%
Commercial Paper	$46.4	2.1%	TIIE+2.25	10.7%
Leasing	$3.9	0.2%	TIIE+1.5	9.9%
Medium Term Notes in Pesos P001	$300.0	13.9%	CETES+4	11.8%
Medium Term Notes in Pesos P002	$700.0	32.3%	TIIE+3.0	11.4%
Eurobond	$41.8	1.9%	7.0%	7.0%
Others	$45.0	2.1%	9.1%	9.1%
*AVERAGE COST OF DEBT**	$2,166.0	100.0%	11.4%	

- *Main Financial Institutions:*

Banks: BBVA-Bancomer, Inbursa, Banorte, Ixe, Bital, Santander Serfin.

SOFOLES: Hipotecaria Nacional, Hipotecaria Mexicana, Su Casita, GMAC

The Decrease in Interest Rates Has Favored Our Cost of Debt

*Amounts in million pesos as of December 31, 2002

*Without including commissions and transaction costs

Financial Ratios



CasasGEO
Para vivir como quieres

Comparative Balance Sheet September 30, 2002 Vs. December 31, 2002

Thousand Pesos as of December 31, 02

	Sep 30, 02	Dec 31, 02	Var %
Current Liabilities	2,581,479	2,401,387	-6.97%
Long Term Liabilities	762,165	739,702	-2.94%
Deferred Taxes	691,741	599,703	-13.30%
Total Liabilities	4,035,385	3,740,793	-7.30%

	Sep 30, 02	Dec 31, 02
Short Term Liabilities	63.9%	64.1%
Long Term Liabilities	18.8%	19.7%
Liquidity (CA / CL)	2.13	2.19
Acid Test (CA - INV) / CL	1.58	1.51

7.3% Decrease in Total Liabilities

Financial Ratios

Casas GEO
Para vivir como quieres

Comparative Balance Sheet December 31, 2001 Vs. December 31, 2002

Thousand Pesos as of December 31, 02

	Dec 31, 01	Dec 31, 02	Var %
Current Liabilities	2,247,828	2,401,387	6.8%
Long Term Liabilities	945,429	739,702	-21.8%
Deferred Taxes	547,523	599,703	9.5%
Total Liabilities	3,740,781	3,740,793	0.0%

	Dec 31, 01	Dec 31, 02
Short Term Liabilities	60.0%	64.1%
Long Term Liabilities	25.2%	19.7%
Liquidity (CA / CL)	2.26	2.19
Acid Test (CA - INV) / CL	1.53	1.51

21.8% Decrease in Long Term Liabilities Year-over-Year

Other Debt is formed mainly by Deferred Taxes

Debt Structure


CasasGEO
Para vivir como quieres

Bank Liabilities and Publicly Trade Debt Structure as of December 31, 2001

Eurobnd & Others
6%
Credits Chile
5%
Medium
Term Notes
34%
Bridge Loans
UDIS & TIIE
41%
Direct
Credits
9%
Leasing
1%
Commercial
Paper
4%

Bank Liabilities and Publicly Trade Debt Structure as of December 31, 2002

Euro Commercial
Paper
2%
Others
2%
Medium
Term Notes
46%
Bridge Loans
UDIS & TIIE
41%
Direct
Credits
6%
Leasing
0.2%
Commercial
Paper
2%

Healthy Diversification of Financial Instruments

Accounts Receivable to Short-Term Debt


CasasGEO
Para vivir como quieres

September 30, 2002
(Pesos as December 31, 2002)


Others
6 millions
Leasing
6 millions
Medium Term
Note
305 millions
Commercial Paper
76 millions
Direct Credits
180 millions
Bridge Loans
UDIS & TIIE
1,121 millions
Accounts Receivable
3,050 millions

Hedging of 1.8 times
Accounts Receivable to ST Debt

December 31, 2002
(Pesos as December 31, 2002)

Others
8 millions
Medium Term
Note
300 millions
Leasing
4 millions
Commercial Paper
46 millions
Euro
Commercial
paper
42 millions
Direct Credits
135 millions
Bridge Loans
UDIS & TIIE
893 millions
Accounts Receivable
2,593 millions

Hedging of 1.8 times
Accounts Receivable to ST Debt

Most of GEO's Short Term Debt is Directly Tied to Production and Therefore Has Very Low to No Risk at All

Accounts Receivable to Short-Term Debt


Casas GEO
Para vivir como quieres

December 31, 2001
(Pesos of December 31, 2002)

Chile Credits 99 millions
Leasing 14 millions
Eurobond 104 millions
Commercial Paper 91 millions
Others 4 millions
Direct Credits 219 millions
Bridge Loans UDIS & TIIE 1,010 millions
Accounts Receivable 2,503 millions

Hedging of 1.6 times
Accounts Receivable to ST Debt

December 31, 2002
(Pesos of December 31, 2002)

Others 8 millions
Medium Term Note 300 millions
Leasing 4 millions
Euro Commercial Paper 42 millions
Commercial Paper 46 millions
Direct Credits 135 millions
Bridge Loans UDIS & TIIE 893 millions
Accounts Receivable 2,593 millions

Hedging of 1.8 times
Accounts Receivable to ST Debt

Most of GEO's Short Term Debt is Directly Tied to Production and Therefore Has Very Low to No Risk at All

Bridge Loans Should be considered as Working Capital








CasasGEO
Para vivir como quieres

ORIGIN
- Land
- Service
- Licenses
- Technical Project

PROJECT PRESENTATION
- Sofoles - FOVI
- Banks - INFONAVIT

FORMALIZATION
- FOVI Auction Won
- INFONAVIT Package Line II

EVALUATION & APPROVAL
- Sofoles - FOVI
- Banks - INFONAVIT

SIGNING OF CREDIT
- 65% of the project - FOVI
- 70% of the project- INFONAVIT

Initial Bridge Loan Resources

ANTICIPATED PAYMENT
- For project initiation
- 15% FOVI
- 20% INFONAVIT

Additional Resources

SUPERVISION OF PROJECT PROGRESS
- Sofoles - FOVI
- Banks - INFONAVIT

RESOURCES
- GEO receives Resources according to the progress of the project every 15 days

Supervision

Housing Fees
- At the moment of collection, GEO pays the part that corresponds to the bridge loan

Amortization

Payment
- At the end of the collection of the project, the bridge loan is terminated

Bridge Loan Financing is Used to Fund most of Our Housing Projects

Bridge Loan Financing and the "Factory of Houses"


CasasGEO
Para vivir como quieres


Month1
Month2
Month3
Month4
Month5
Month6
15%
Bridge Loan Management With Traditional Production
Bridge Loan Management With Factory of Houses

- *Financial Cost Savings*
- *Short-Term Debt Level Improvement*
- *Decrease of Account Receivables Level*

"Factory of Houses" Has Allowed Us to Improve the Use of the Resources

Bridge Loans Associated with Accounts Receivable


CasasGEO
Para vivir como quieres

Bridge Loans and
Accounts Receivable Structure
As of December 31, 2002


34.4%
Bridge Loans
TIIE
876.6 million pesos
Bridge Loans
UDIS
16.9 million pesos
Accounts Receivable
2,593 million pesos

- *Bridge loans represent 34.4% of Accounts Receivable.*
- *Each bridge loan is signed separately and assumes project risk.*
- *Liquidation related with Collection Flow.*
- *After more than 500 bridge loans, GEO has never missed a credit deadline.*
- *As of December 2002, there are more than 60 independent bridge loans operating.*
- *Guaranty on the land and the project built.*
- *Securitization will partially replace the use of bridge loans in the long-term.*

Bridge Loan Debt Is Covered 2.9 Times by the Accounts Receivable

Available Credit Lines


CasasGEO
Para vivir como quieres

Concept	Credit Lines (As of December 31, 2002)		
	Line of Credit	Total Used	Available Credit
Direct Credits	$260.0	$128.9	$131.1
Commercial Paper	$121.3	$46.3	$75.0
Leasing & Others	$234.9	$96.6	$138.3
Bridge Loans	$3,480.0	$789.6	$2,690.3
Land Credits	$620.0	$117.8	$502.1
Medium Term Notes Program	$1,300.0	$1,000.0	$300.0
Euro-Commercial Paper	$200.0	$41.7	$158.2
Total	$6,216.3	$2,221.2	$3,995.1

- *Geo has $3,995.1 million in lines of credit that are available and not used*
- *This availability in lines of credit assures enough financial resources to build an excess of more than 21,500 houses*

Available Lines of Credit to Finance an Excess of 21,500 Houses

*Amounts in million pesos as of December 31, 2002

Contac and Additional Information


CasasGEO
Para vivir como quieres

IVÁN VELA

Director of Finance & Capital Markets

Ph: +(52) 5480.5071, Fax: +(52) 5554.6064
Email: ivela@casasgeo.com

JORGE PÉREZ / KENIA VARGAS

Investor Relations

Ph: +(52) 5480.5078, Fax: +(52) 5554.6064
Email: geo_ir@casasgeo.com

This presentation contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. Past performance do not guaranty any future results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Visit our Web Site
www.casasgeo.com



AMERI



TOP 5
WEB SITES RI



Casas GEO





POP+
WEB SITE RI



Para vivir como quieres



DEBT ANALYSIS
First Quarter 2003

Financial Liabilities Highlights


CasasGEO
Para vivir como quieres

DEBT INDICATORS	Mar-02	Mar-03	Change	
			Amount	%
Net Debt	$2,092.0	$1,610.9	(481.1)	-23.0%
Net Debt to Equity	45.6%	36.7%	-8.9%	-19.5%
Net Debt to Equity without deferred taxes	38.5%	29.5%	-8.9%	-23.2%
Short Term Debt to Total Debt	65.4%	58.8%	-6.7%	-10.2%
Long Term Debt to Total Debt	34.6%	41.2%	6.7%	19.3%
Debt in Pesos to Total Debt	89.2%	94.4%	5.2%	5.8%
Debt in Dollars to Total Debt	10.8%	5.6%	-5.2%	-47.7%
Liquidity (ACP / PCP)	2.32	2.39	0.1	2.8%
Acid Test (ACP - Inv / PCP)	1.65	1.69	0.0	2.7%

Important Decrease of 23.0% in Net Debt

*Amounts in million pesos as of March 31, 2003

Financial Liabilities Highlights


CasasGEO
Para vivir como quieres




Net Debt to Equity Without Deferred Taxes
45,0%
40,0%
35,0%
30,0%
25,0%
20,0%
41.6%
38.3%
38.1%
34.5%
38.5%
39.2%
35.4%
26.1%
29.5%
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03

- *Net Debt to Equity has Decrease Consistently Overtime*


Interest Coverage
2,5
2,0
1,5
1,0
0,5
0,0
1.6
1.6
1.8
1.8
2.2
2.2
2.4
2.3
2.4
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03

- *Improvement in Interest Coverage Quarter over Quarter*

Important Improvement in Debt Indicators

Financial Liabilities Highlights


CasasGEO

FINANCIAL LIABILITIES	1Q2003		Average	Average
	Amount	Total%	Cost	Rates
Bridge Loans TIIE	$896.3	35.7%	TIIE+2.3	11.9%
Bridge Loans UDIS	$26.0	1.0%	UDIS+9.0	14.8%
Direct Credits	$92.3	3.7%	TIIE+3.0	12.2%
Commercial Paper	$49.0	2.0%	TIIE+2.25	11.9%
Leasing	$2.2	0.1%	TIIE+1.5	11.2%
Medium Term Notes in Pesos P001	$300.0	12.0%	CETES+4.5	13.3%
Medium Term Notes in Pesos P002	$700.0	27.9%	TIIE+3.0	12.7%
Certificados Bursatiles	$300.0	12.0%	TIIE+3.75%	12.5%
Eurocommercial Paper	$97.1	3.9%	6.9%	6.9%
Others	$44.5	1.8%	9.1%	9.1%
*AVERAGE COST OF DEBT**	$2,507.4	100.0%	12.1%	

- *Main Financial Institutions:*

Banks: BBVA-Bancomer, Inbursa, Banorte, Ixe, Bital, Santander Serfin.

SOFOLES: Hipotecaria Nacional, Hipotecaria Mexicana, Su Casita, GMAC

The Decrease in Interest Rates Has Favored Our Cost of Debt

*Amounts in million pesos as of March 31, 2003

*Without including commissions and transaction costs

Financial Ratios

Casas GEO
Para vivir como quieres

Comparative Balance Sheet December 31, 2002 Vs. March 31, 2003

Thousand Pesos as of March 31, 03

	Dec 31, 02	Mar 31, 03	Var %
Current Liabilities	2,432,845	2,399,463	-1.3%
Long Term Liabilities	749,392	1,032,115	37.7%
Deferred Taxes	607,560	642,421	5.7%
Total Liabilities	3,789,797	4,073,999	7.4%

	Dec 31, 02	Mar 31, 03
Short Term Liabilities	*64.1%*	*58.8%*
Long Term Liabilities	*19.7%*	*25.3%*
Liquidity (CA / CL)	*2.19*	*2.38*
Acid Test (CA - INV) / CL	*1.51*	*1.69*

7.4% Increase in Total Liabilities

Other Debt is formed mainly by Deferred Taxes

Financial Ratios


CasasGEO
Para vivir como quieres

Comparative Balance Sheet March 31, 2002 Vs. March 31, 2003

Thousand Pesos as of March 31, 03

	Mar 31, 02	Mar 31, 03	Var %
Current Liabilities	2,298,978	2,399,463	4.4%
Long Term Liabilities	913,023	1,032,115	13.0%
Deferred Taxes	618,880	642,421	3.8%
Total Liabilities	3,830,881	4,073,999	6.3%

	Mar 31, 02	Mar 31, 03
Short Term Liabilities	60.01%	58.8%
Long Term Liabilities	23.8%	25.3%
Liquidity (CA / CL)	2.32	2.38
Acid Test (CA - INV) / CL	1.64	1.69

13.0% Decrease in Long Term Liabilities Year-over-Year

Other Debt is formed mainly by Deferred Taxes

Debt Structure


CasasGEO
Para vivir como quieres


Bank Liabilities and Publicly Trade
Debt Structure as of March 31, 2002
Eurocommercial Paper
& Others
6%
Medium
TermNotes
33%
Bridge Loans
UDIS & TIIE
43%
Leasing
1%
Commercial
Paper
6%
Direct
Credits
11%
Bank Liabilities and Publicly Trade
Debt Structure as of March 31, 2003
Eurocommercial
Paper
Others
2%
Certificados
Bursatiles
12%
Bridge Loans
UDIS & TIIE
37%
Medium
Term Notes
39%
Direct
Credits
4%
Leasing
0.1%
Commercial
Paper
2%

Healthy Diversification of Financial Instruments

DEBT STRUCTURE

Accounts Receivable to Short-Term Debt


CasasGEO
Para vivir como quieres

December 31, 2002
(Pesos as March 31, 2003)

Others 8 millions
Leasing 4 millions
Medium Term Note 304 millions
Commercial Paper 47 millions
Eurocommercial Paper 43 millions
Direct Credits 137 millions
Bridge Loans UDIS & TIIE 905 millions
Accounts Receivable 2,627 millions

Hedging of 1.8 times
Accounts Receivable to ST Debt

March 31, 2002
(Pesos as March 31, 2003)

Medium Term Note 300 millions
Eurocommercial Paper 7 millions
Leasing 2 millions
Commercial Paper 49 millions
Others 8 millions
Direct Credits 92 millions
Bridge Loans UDIS & TIIE 922 millions
Accounts Receivable 2,835 millions

Hedging of 1.9 times
Accounts Receivable to ST Debt

Most of GEO's Short Term Debt is Directly Tied to Production and Therefore Has Very Low to No Risk at All

*Amounts in million pesos as of March 31, 2003

Accounts Receivable to Short-Term Debt


CasasGEO
Para vivir como quieres

March 31, 2002
(Pesos of March 31, 2003)


Commercial Paper
155 millions
Leasing
2 millions
Others
46 millones
Eurocommercial
Paper
98 millions
Direct Credits
239 millions
Bridge Loans
UDIS & TIIE
1,138 millions
Accounts Receivable
2,921 millions

Hedging of 1.1 times
Accounts Receivable to ST Debt

March 31, 2003
(Pesos of March 31, 2003)

Medium
Term Notes
300 millions
Eurocommercial
paper
97 millions
Leasing
2 millions
Commercial Paper
49 millions
Others
millions
Bridge Loans
UDIS & TIIE
922 millions
Accounts Receivable
2,835 millions

Hedging of 1.9 times
Accounts Receivable to ST Debt

Most of GEO's Short Term Debt is Directly Tied to Production and Therefore Has Very Low to No Risk at All

*Amounts in million pesos as of March 31, 2003

Bridge Loans Should be considered as Working Capital

CasasGEO
Para vivir como quieres

ORIGIN
- Land
- Service
- Licenses
- Technical Project

PROJECT PRESENTATION
- Sofoles - FOVI
- Banks - INFONAVIT

FORMALIZATION
- FOVI Auction Won
- INFONAVIT Package Line II

EVALUATION & APPROVAL
- Sofoles - FOVI
- Banks - INFONAVIT

SIGNING OF CREDIT
- 65% of the project - FOVI
- 70% of the project- INFONAVIT

Initial Bridge Loan Resources

Additional Resources

Amortization

ANTICIPATED PAYMENT
- For project initiation
- 15% FOVI
- 20% INFONAVIT

SUPERVISION OF PROJECT PROGRESS
- Sofoles - FOVI
- Banks - INFONAVIT

RESOURCES
- GEO receives Resources according to the progress of the project every 15 days

Housing Fees
- At the moment of collection, GEO pays the part that corresponds to the bridge loan

Payment
- At the end of the collection of the project, the bridge loan is terminated

Supervision

Bridge Loan Financing is Used to Fund most of Our Housing Projects

Bridge Loan Financing and the "Factory of Houses"


CasasGEO
Para vivir como quieres


Month1
Month2
Month3
Month4
Month5
Month6
15%
Bridge Loan Management With Traditional Production
Bridge Loan Management With Factory of Houses

- *Financial Cost Savings*
- *Short-Term Debt Level Improvement*
- *Decrease of Account Receivables Level*

"Factory of Houses" Has Allowed Us to Improve the Use of the Resources

Bridge Loans Associated with Accounts Receivable


CasasGEO
Para vivir como quieres

Bridge Loans and
Accounts Receivable Structure
As of March 31, 2003


33%
Bridge Loans
TIIE
896.3 million pesos
Bridge Loans
UDIS
26.0 million pesos
Accounts Receivable
2,835 million pesos

- ***Bridge loans represent 33% of Accounts Receivable.***
- ***Each bridge loan is signed separately and assumes project risk.***
- ***Liquidation related with Collection Flow.***
- ***After more than 500 bridge loans, GEO has never missed a credit deadline.***
- ***As of March 2003, there are more than 63 independent bridge loans operating.***
- ***Guaranty on the land and the project built.***
- ***Securitization will partially replace the use of bridge loans in the long-term.***

Bridge Loan Debt Is Covered 3.1 Times by the Accounts Receivable

Available Credit Lines


CasasGEO
Para vivir como quieres

Concept	Credit Lines (As of March 31, 2003)		
	Line of Credit	Total Used	Available Credit
Direct Credits	$260.0	$92.2	$167.8
Commercial Paper	$124.0	$49.0	$75.0
Leasing & Others	$254.5	$46.3	$208.1
Bridge Loans	$3,280.0	$788.6	$2,491.4
Land Credits	$610.0	$133.1	$476.8
Medium Term Notes Program	$1,800.0	$1,300.0	$500.0
Euro-Commercial Paper	$200.0	$97.1	$102.8
Total	$6,528	$2,507	$4,022

- ***Geo has $4,022 million in lines of credit that are available and not used***
- ***This availability in lines of credit assures enough financial resources to build an excess of more than 21,500 houses***

Available Lines of Credit to Finance an Excess of 21,500 Houses

*Amounts in million pesos as of March 31, 2003

CONTACT

Contac and Additional Information


CasasGEO
Para vivir como quieres

IVÁN VELA

Director of Finance & Capital Markets

Ph: +(52) 5480.5071, Fax: +(52) 5554.6064
Email: ivela@casasgeo.com

JORGE PÉREZ / KENIA VARGAS

Investor Relations

Ph: +(52) 5480.5078, Fax: +(52) 5554.6064
Email: geo_ir@casasgeo.com

This presentation contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. Past performance do not guaranty any future results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Visit our Web Site
www.casasgeo.com


AMERI
Socio Fundador
TOP 5
WEB SITES de RI
Casas GEO
30 AÑOS
CONSTRUYENDO
REALIDADES

Corporación Geo

DEBT ANALYSIS

Second Quarter 2003

Financial Liabilities Highlights


Casas GEO
30 AÑOS
CONSTRUYENDO
REALIDADES

DEBT INDICATORS	Jun-02	Jun-03	Change	
			Amount	%
Net Debt	$2,199.5	$1,582.3	($617.2)	-28.1%
Net Debt to Equity	46.4%	35.5%	-10.9%	-23.5%
Net Debt to Equity without deferred taxes	39.2%	28.5%	-10.7%	-27.4%
Short Term Debt to Total Debt	57.4%	55.9%	-1.5%	-2.6%
Long Term Debt to Total Debt	42.6%	44.1%	1.5%	3.5%
Debt in Pesos to Total Debt	89.2%	96.1%	6.9%	7.7%
Debt in Dollars to Total Debt	10.8%	3.9%	-6.9%	-63.8%
Liquidity (CA / CL)	2.40	2.55	0.1	6.2%
Acid Test (CA - Inv / CL)	1.72	1.71	(0.0)	-1.1%

Important Decrease of 28.1% in Net Debt

*Amounts in million pesos as of June 30, 2003


Casas GEO
30 AÑOS
CONSTRUYENDO
REALIDADES

HIGHLIGHTS

Financial Liabilities Highlights




Net Debt to Equity Without Deferred Taxes
45,0%
40,0%
35,0%
30,0%
25,0%
20,0%
41.6%
38.3%
38.1%
34.5%
38.5%
39.2%
35.4%
26.1%
29.5%
28.5%
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03


Interest Coverage


2,5
2,0
1,5
1,0
0,5
0,0
1.6
1.6
1.8
1.8
2.2
2.2
2.3
2.4
2.4
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03

- *Net Debt to Equity has Decrease Consistently Overtime*
- *Improvement in Interest Coverage Quarter over Quarter*

Important Improvement in Debt Indicators

Financial Liabilities Highlights


Casas GEO
30 AÑOS
CONSTRUYENDO

FINANCIAL LIABILITIES	2Q2003		*Average*	*Average*
	Amount	*Total%*	*Cost*	*Rates*
Bridge Loans TIIE	$923.1	38.8%	TIIE+2.3	8.7%
Bridge Loans UDIS	25.1	1.1%	UDIS+9	13.4%
Direct Credits	0.0	0.0%	TIIE+3	%
Commercial Paper	34.0	1.4%	TIIE+2.25	9%
Leasing	4.2	0.2%	TIIE+1.5	8.2%
Medium Term Notes in Pesos P001	300	12.6%	CETES+4.5	10.8%
Medium Term Notes in Pesos P002	700	29.4%	TIIE+1.5	8.2%
Certificados Bursatiles	300	12.6%	CETES+3.75	10.1%
Eurocommercial Paper	52.2	2.2%	6.9%	6.8%
Others	41.0	1.7%	9.1%	9.1%
*AVERAGE COST OF DEBT**	$2,379.6	100%	9.5%	

Main Financial Institutions:

Banks: BBVA-Bancomer, Inbursa, Banorte, Ixe, Bital, Santander Serfin.

SOFOLES: Hipotecaria Nacional, Hipotecaria Mexicana, Su Casita, GMAC

The Decrease in Interest Rates Has Favored Our Cost of Debt

*Amounts in million pesos as of June 30, 2003

*Without including commissions and transaction costs

Financial Ratios


Casas GEO
30 AÑOS
CONSTRUYENDO
REALIDADES

Comparative Balance Sheet March 31, 2003 Vs. June 30, 2003

Thousand Pesos as of June 31, 03

	March 31, 02	June 30, 03	Var %
Current Liabilities	2,397,543	2,298,024	-4.15%
Long Term Liabilities	1,031,289	1,048,321	1.65%
Deferred Taxes	641,907	711,297	10.80%
Total Liabilities	4,070,740	4,057,641	-0.32%

	March 31, 02	June 30, 03
Short Term Liabilities	58.8%	56.6%
Long Term Liabilities	25.3%	25.8%
Liquidity (CA / CL)	2.38	2.54
Acid Test (CA - INV) / CL	1.69	1.70

4.15% Decrease in Current Liabilities

Other Debt is formed mainly by Deferred Taxes

Financial Ratios


Casas GEO
30 AÑOS
CONSTRUYENDO
REALIDADES

Comparative Balance Sheet June 30, 2002 Vs. June 30, 2003

Thousand Pesos as of June 30, 03

	June 30, 02	June 30, 03	Var %
Current Liabilities	2,198,338	2,298,024	4.5%
Long Term Liabilities	1,106,131	1,048,321	-5.2%
Deferred Taxes	632,310	711,297	12.5%
Total Liabilities	3,936,779	4,057,641	3.1%

	June 30, 02	June 30, 03
Short Term Liabilities	55.8%	56.6%
Long Term Liabilities	28.0%	25.8%
Liquidity (CA / CL)	2.39	2.54
Acid Test (CA - INV) / CL	1.72	1.70

5.2% Decrease in Long Term Liabilities Year-over-Year

Other Debt is formed mainly by Deferred Taxes

Debt Structure


Casas GEO
30 AÑOS
CONSTRUYENDO
REALIDADES

Bank Liabilities and Publicly Trade Debt Structure as of June 30, 2002

Others
1.5%
Medium
TermNotes
41%
Bridge Loans
UDIS & TIIE
47%
Leasing
0.5%
Commercial
Paper
3%
Direct
Credits
7%

Bank Liabilities and Publicly Trade Debt Structure as of June 30, 2003

Eurocommercial
Paper
2%
Leasing
0.2%
Others
1.8%
Certificados
Bursatiles
13%
Bridge Loans
UDIS & TIIE
40%
Medium
Term Notes
42%
Commercial
Paper
1%

Healthy Diversification of Financial Instruments

Accounts Receivable to Short-Term Debt


Casas GEO
30 AÑOS
CONSTRUYENDO
REALIDADES


March 31, 2003
(Pesos as June 30, 2003)
Medium Term
Note
300 millions
Eurocommercial
Paper
97 millions
Leasing
2 millions
Commercial Paper
49 millions
Direct Credits
92 millions
Others
8 millions
Bridge Loans
UDIS & TIIE
921 millions
Accounts Receivable
2,833 millions

Hedging of 1.9 times
Accounts Receivable to ST Debt


June 30, 2003
(Pesos as June 30, 2003)
Medium Term
Note
300 millions
Eurocommercial
Paper
5 millions
Leasing
2 millions
Commercial Paper
34 millions
Others
8 millions
Bridge Loans
UDIS & TIIE
935 millions
Accounts Receivable
2,684 millions

Hedging of 2.0 times
Accounts Receivable to ST Debt

Most of GEO's Short Term Debt is Directly Tied to Production and Therefore Has Very Low to No Risk at All

*Amounts in million pesos as of June 30, 2003

Accounts Receivable to Short-Term Debt


Casas GEO
30 AÑOS
CONSTRUYENDO
REALIDADES


June 30, 2002
(Pesos of June 30, 2003)
Leasing
9 millions
Commercial Paper
82 millions
Others
8 millones
Direct Credits
177 millions
Bridge Loans
UDIS & TIIE
1,189 millions
Accounts Receivable
3,034 millions

Hedging of 2.0 times
Accounts Receivable to ST Debt

June 30, 2003
(Pesos of June 30, 2003)

Medium Term Note
300 millions

Eurocommercial Paper
5[illegible] millions

Leasing
2 millions

Commercial Paper
34 millions

Others
8 millions

Bridge Loans
UDIS & TIIE
935 millions

Accounts Receivable
2,684 millions

Hedging of 2.0 times
Accounts Receivable to ST Debt

Most of GEO's Short Term Debt is Directly Tied to Production and Therefore Has Very Low to No Risk at All

*Amounts in million pesos as of June 30, 2003

Bridge Loans Should be considered as Working Capital



Casas GEO
30 AÑOS
CONSTRUYENDO
REALIDADES

ORIGIN
- Land
- Service
- Licenses
- Technical Project

PROJECT PRESENTATION
- Sofoles - FOVI
- Banks - INFONAVIT

FORMALIZATION
- FOVI Auction Won
- INFONAVIT Package Line II

EVALUATION & APPROVAL
- Sofoles - FOVI
- Banks - INFONAVIT

SIGNING OF CREDIT
- 65% of the project - FOVI
- 70% of the project- INFONAVIT

Initial Bridge Loan Resources

Additional Resources

Amortization

ANTICIPATED PAYMENT
- For project initiation
- 15% FOVI
- 20% INFONAVIT

SUPERVISION OF PROJECT PROGRESS
- Sofoles - FOVI
- Banks - INFONAVIT

RESOURCES
- GEO receives Resources according to the progress of the project every 15 days

Housing Fees
- At the moment of collection, GEO pays the part that corresponds to the bridge loan

Payment
- At the end of the collection of the project, the bridge loan is terminated

Supervision

Bridge Loan Financing is Used to Fund most of Our Housing Projects

Bridge Loan Financing and the "Factory of Houses"


Casas GEO
30 AÑOS
CONSTRUYENDO
REALIDADES


Month1
Month2
Month3
Month4
Month5
Month6
15%
Bridge Loan Management With Traditional Production
Bridge Loan Management With Factory of Houses

- *Financial Cost Savings*
- *Short-Term Debt Level Improvement*
- *Decrease of Account Receivables Level*

"Factory of Houses" Has Allowed Us to Improve the Use of the Resources

Bridge Loans Associated with Accounts Receivable


Casas GEO
30 AÑOS
CONSTRUYENDO
REALIDADES

Bridge Loans and
Accounts Receivable Structure
As of June 30, 2003

35%

Bridge Loans
UDIS
25 million pesos

Bridge Loans
TIIE
925 million pesos

Accounts Receivable
2,684 million pesos

- ***Bridge loans represent 35% of Accounts Receivable.***
- ***Each bridge loan is signed separately and assumes project risk.***
- ***Liquidation related with Collection Flow.***
- ***After more than 500 bridge loans, GEO has never missed a credit deadline.***
- ***As of June 2003, there are more than 58 independent bridge loans operating.***
- ***Guaranty on the land and the project built.***
- ***Securitization will partially replace the use of bridge loans in the long-term.***

Bridge Loan Debt Is Covered 2.8 Times by the Accounts Receivable

Available Credit Lines


Casas GEO
30 AÑOS
CONSTRUYENDO
REALIDADES

Concept	Credit Lines (As of June 30, 2003)		
	Line of Credit	Total Used	Available Credit
Direct Credits	$260.0	$0.0	$260.0
Commercial Paper	124.0	34.0	90.0
Leasing & Others	224.4	42.2	179.3
Bridge Loans	3,480.0	768.0	2,709.9
Land Credits	637.0	180.2	457.8
Medium Term Notes Program	1,300.0	1,300.0	0.0
Euro-Commercial Paper	200.0	52.2	147.8
Total	$6,225.0	2,379.6	$3,845.0

- ***Geo has $3,845.0 million in lines of credit that are available and not used***
- ***This availability in lines of credit assures enough financial resources to build an excess of more than 20,000 houses***

Available Lines of Credit to Finance an Excess of 20,000 Houses

*Amounts in million pesos as of June 30, 2003

Contac and Additional Information


Casas GEO
30 AÑOS
CONSTRUYENDO
REALIDADES

IVÁN VELA

Director of Finance & Capital Markets

Ph: +(52) 5480.5071, Fax: +(52) 5554.6064
Email: ivela@casasgeo.com

JORGE PÉREZ / KENIA VARGAS / RICARDO MAISELSON

Investor Relations

Ph: +(52) 5480.5078, Fax: +(52) 5554.6064
Email: geo_ir@casasgeo.com

This presentation contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. Past performance do not guaranty any future results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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www.casasgeo.com